HellerEhrman

05010394

2 August 2005

Heller Ehrman
Solicitors and International Lawyers
海陸國際律師事務所
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

19063.0002

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 09 2005
WASH, D.C.
190

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

SUPPL

PROCESSED
AUG 12 2005
THOMSON
FINANCIAL

SEC FILE NO. 82-3850

Re: K. Wah Construction Materials Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of K. Wah Construction Materials Limited (the "Company"), S.E.C. File No. 82-3850, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement pursuant to rule 13.18 of the listing rules, dated July 27, 2005, published (in the English language) in The Standard and published (in the Chinese language) in the Hong Kong Economic Times, both on July 28, 2005;

(2) The Company's joint announcement regarding possible acquisition of 88.1% of the voting shares carrying 97.9% of the economic interest in Galaxy Casino S.A.; connected transaction and very substantial acquisition for K. Wah Construction Materials Ltd. and connected transaction, deemed very substantial disposal and very substantial

acquisition for K. Wah International Holdings Ltd.; results of KWCM EGM and KWIH SGM and satisfaction of other conditions, dated July 19, 2005, published (in the English language) in South China Morning Post and The Standard and (in the Chinese language) in the Hong Kong Economic Times and Hong Kong Economic Journal, all on July 20, 2005;

(3) The Company's joint clarification announcement regarding possible acquisition of 88.1% of the voting shares carrying 97.9% of the economic interest in Galaxy Casino S.A.; connected transaction and very substantial acquisition for K. Wah Construction Materials Ltd. and connected transaction, deemed very substantial disposal and very substantial acquisition for K. Wah International Holdings Ltd., dated July 14, 2005, published (in the English language) in The Standard and (in the Chinese language) in the Hong Kong Economic Times, both on July 15, 2005;

(4) The Company's joint announcement regarding possible acquisition of 88.1% of the voting shares carrying 97.9% of the economic interest in Galaxy Casino S.A.; connected transaction and very substantial acquisition for K. Wah Construction Materials Ltd. and connected transaction, deemed very substantial disposal and very substantial acquisition for K. Wah International Holdings Ltd.; despatch of circular and notices of general meetings, dated June 30, 2005, published (in the English language) in The Standard and South China Morning Post and (in the Chinese language) in the Hong Kong Economic Times and Hong Kong Economic Journal, all on July 4, 2005;

(5) The Company's circular regarding possible acquisition of 88.1% of the voting shares carrying 97.9% of the economic interest in Galaxy Casino S.A.; connected transaction and very substantial acquisition for K. Wah Construction Materials Ltd. and connected transaction, deemed very substantial disposal and very substantial acquisition for K. Wah International Holdings Ltd., dated June 30, 2005;

(6) The Company's announcement regarding possible acquisition of 88.1% of the voting shares carrying 97.9% of the economic interest in Galaxy Casino S.A.; connected transaction and very substantial acquisition for, and change of name of K. Wah Construction Materials Ltd. and connected transaction, deemed very substantial disposal and very substantial acquisition for K. Wah International Holdings Ltd.; KWIH bondholder approval and extension of deadlines for posting of circular and for satisfaction of conditions, dated May 31, 2005, published (in the

K. WAH CONSTRUCTION MATERIALS LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

ANNOUNCEMENT PURSUANT TO RULE 13.18 OF THE LISTING RULES

In accordance with the requirements of rule 13.18 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**"), the Company announces certain details of a supplement to Loan Agreement (as hereinafter defined) entered into by the Company and others with Hang Seng Bank Limited ("**Lender**") on 30 June 2005.

On completion of the acquisition ("**Acquisition**") of 88.1% of the voting shares carrying 97.9% of the economic interest in Galaxy Casino, S.A. ("**Galaxy**"), Galaxy and its subsidiaries became subsidiaries of the Company on 22 July 2005 and a general disclosure obligation under rule 13.18 of the Listing Rules arose on the same date in relation to the matter described below.

On 30 June 2005, Galaxy and Investimentos Hoteleiros Majesty (Internacional), Limitada ("**IHML**", a wholly-owned subsidiary of Galaxy), and Mr. Francis Lui Yiu Tung ("**Francis Lui**"), a director of the Company and of Galaxy, have entered into a supplement ("**Supplement**") to a loan agreement made between IHML and the Lender on 13 October 2003 (which loan agreement was supplemented by two extension letters dated 11 August and 29 December 2004, collectively, the "**Loan Agreement**") with the Lender. By the Loan Agreement, the Lender has made available to IHML loan facilities in the aggregate amount of HK$272,000,000 ("**HSB Facility**") subject to and on the terms as therein contained. Galaxy and IHML are now subsidiaries of the Company following completion of the Acquisition.

As contemplated in the circular of the Company issued on 30 June 2005, on 22 July 2005, the Company has given a guarantee to the Lender as security in respect of the obligations and liabilities of Galaxy and IHML under the Loan Agreement (as amended by the Supplement). On 22 July 2005, the Lender has released Francis Lui from his obligations and liabilities under a personal guarantee given by him to the Lender on 13 October 2003, and on the same date, 22 July 2005, Francis Lui has released Galaxy from its liabilities and obligations under a counter-indemnity dated 13 October 2003 by Galaxy to Francis Lui.

The HSB Facility is a term loan facility with maturity on 30 June 2006. Under the Loan Agreement (as amended by the Supplement), it will be an event of default if, amongst other things, members of the "Lui Family" cease to beneficially own at least 35% of the voting share capital of the Company. For this purpose, the "Lui Family" is Dr. Lui Che Woo, his spouse and/or any of his children (collectively, "**Family Members**"), and/or any trust of which any one or more of the Family Members is or are the sole beneficiary(ies), and/or any company of which any one or more of the Family Members beneficially own(s) the entire issued share capital. Dr. Lui Che Woo is a director of the Company and of Galaxy. The Lui Family is collectively the controlling shareholder of the Company.

By Order of the Board of
K. Wah Construction Materials Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 27 July 2005

As at the date of this announcement, the executive directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the non-executive director of the Company is Mr. Moses Cheng Mo Chi and the independent non-executive directors of the Company are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

A52 香港經濟日報 2005年7月28日 星期四

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司

（於香港註冊成立的有限公司）
（股份代號：27）

根據上市規則第13.18條作出之公佈

根據香港聯合交易所有限公司證券上市規則（「上市規則」）第13.18條的規定，本公司就本公司及其他人士與恒生銀行有限公司（「貸款人」）於二零零五年六月三十日訂立的貸款協議（定義見下文）補充文件公佈若干詳情。

於完成收購銀河娛樂場股份有限公司（「銀河」）的88.1%有投票權股份（附有97.9%經濟權益）（「收購事項」）後，銀河及其附屬公司於二零零五年七月二十二日成為本公司的附屬公司，同日，根據上市規則第13.18條，本公司就下文所述事項產生一般披露責任。

於二零零五年六月三十日，銀河、Investimentos Hoteleiros Majesty (Internacional), Limitada（「IHML」，銀河的全資附屬公司）以及本公司董事及銀河董事呂耀東先生（「呂耀東」）與貸款人就IHML與貸款人於二零零三年十月十三日訂立的貸款協議（該貸款協議於二零零四年八月十一日及十二月二十九日經兩份延期書補充，統稱「貸款協議」）訂立補充文件（「補充文件」）。透過貸款協議，受限於及根據其中所載條款，貸款人向IHML提供合共272,000,000港元貸款信貸（「恒生銀行信貸」）。銀河及IHML於完成收購事項後，現時成為本公司附屬公司。

誠如本公司於二零零五年六月三十日刊發的通函所指，於二零零五年七月二十二日，本公司向貸款人提供一項保證，作為銀河及IHML於貸款協議（經補充文件修訂）下的責任及負債的擔保。於二零零五年七月二十二日，貸款人就呂耀東於二零零三年十月十三日給予貸款人的個人擔保，解除呂耀東於其下的責任及負債。同日，即二零零五年七月二十二日，呂耀東就銀河於二零零三年十月十三日向呂耀東作出的反彌償，解除銀河於其下的負債及責任。

恒生銀行信貸為一項於二零零六年六月三十日到期的有期貸款信貸。根據貸款協議（經補充文件修訂），如（其中包括）「呂氏家族」成員終止實益擁有最少35%本公司具投票權股本，則構成違約事項。就此而言，「呂氏家族」指呂志和博士、其配偶及／或其任何子女（統稱「家族成員」），及／或一位或以上家族成員屬唯一受益人的任何信託，及／或一位或以上家族成員實益擁有全部已發行股本的任何公司。呂志和博士為本公司及銀河董事。呂氏家族共同為本公司控股股東。

承董事會命
嘉華建材有限公司
公司秘書
陳麗潔

香港，二零零五年七月二十七日

於本公佈發出日期，本公司的執行董事為呂志和博士、呂耀東先生、陳啟能先生、徐應強先生、羅志聰先生及鄧呂慧瑜女士；本公司的非執行董事為鄭慕智先生；而本公司的獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

The Standard July 15, 2005 Friday

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司*
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
(incorporated in Hong Kong with limited liability)
(Stock Code: 27)

POSSIBLE ACQUISITION OF 88.1% OF THE VOTING SHARES CARRYING 97.9% OF THE ECONOMIC INTEREST IN GALAXY CASINO, S.A.

CONNECTED TRANSACTION AND VERY SUBSTANTIAL ACQUISITION FOR K. WAH CONSTRUCTION MATERIALS LIMITED

AND

CONNECTED TRANSACTION, DEEMED VERY SUBSTANTIAL DISPOSAL AND VERY SUBSTANTIAL ACQUISITION FOR K. WAH INTERNATIONAL HOLDINGS LIMITED

CLARIFICATION ANNOUNCEMENT

Reference is made to the circular issued by K. Wah International Holdings Limited ("KWIH") and K. Wah Construction Materials Limited ("KWCM") dated 30 June 2005 (the "Circular").

Based on information provided by UBS AG, on page 564 of the Circular under the heading "Experts' Interests" in relation to the shareholding interest of UBS AG in the KWIH Group (as defined in the Circular), it was stated that UBS AG did not hold any shareholding interest in any member of the KWIH Group as at the Latest Practicable Date (as defined in the Circular). However, KWIH and KWCM have been informed on 14 July 2005 by UBS AG that it has come to the attention of UBS AG that their London Branch had a shareholding interest in 26,165,000 shares in KWIH (representing approximately 1.1% of the issued share capital of KWIH) and holds on behalf of their clients an interest in bonds convertible to 3,555,552 shares in KWIH (representing approximately 0.15% of the issued share capital of KWIH) as at the Latest Practicable Date.

KWIH and KWCM were further informed by UBS AG that the misstatement arose due to communication error whereby the shareholding interests in KWIH were not picked up by the Hong Kong Branch of UBS AG.

At the date of this announcement, the executive directors of KWIH are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu, the non-executive directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang, and the independent non-executive directors are Sir David Akers-Jones, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

At the date of this announcement, the executive directors of KWCM are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu, the non-executive director is Mr. Moses Cheng Mo Chi, and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
K. Wah International Holdings Limited
Seaman KWOK Siu Man
Company Secretary

By Order of the Board of
K. Wah Construction Materials Limited
Kitty CHAN Lai Kit
Company Secretary

Hong Kong, 14 July 2005

* *For identification only*

2005年7月15日
星期五

香港經濟日報

A58

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司*
(於百慕達註冊成立的有限公司)
(股份代號：173)

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
(於香港註冊成立的有限公司)
(股份代號：27)

可能收購
銀河娛樂場股份有限公司的88.1%有投票權股份
(附有97.9%經濟權益)

嘉華建材有限公司
的關連交易及非常重大的收購事項
及
K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
的關連交易、被視為非常重大的出售事項
及非常重大的收購事項

澄清聲明

茲提述嘉華國際集團有限公司(「嘉華國際」)及嘉華建材有限公司(「嘉華建材」)於二零零五年六月三十日刊發的通函(「通函」)。

根據瑞士銀行所提供的資料，通函第564頁「專家的權益」一段有關瑞士銀行於嘉華國際集團(定義見通函)所持的股權中，指出瑞士銀行於最後實際可行日期(定義見通函)並無持有嘉華國際集團任何成員公司任何股權。然而，嘉華國際及嘉華建材於二零零五年七月十四日獲瑞士銀行告知，瑞士銀行得悉其倫敦分行於最後實際可行日期擁有嘉華國際共26,165,000股股份的權益(相當於嘉華國際已發行股本約1.1%)，並代表其客戶持有可轉換為3,555,552股嘉華國際股份(相當於嘉華國際已發行股本約0.15%)的債券中的權益。

嘉華國際及嘉華建材已獲瑞士銀行進一步知會，基於溝通上的問題，瑞士銀行香港分行並未知悉上述嘉華國際股權，因而引致出現錯誤陳述。

於本公佈發出日期，嘉華國際的執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生及黃乾亨博士；而獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

於本公佈發出日期，嘉華建材的執行董事為呂志和博士、呂耀東先生、陳啟能先生、徐應強先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為鄭慕智先生；而獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
嘉華國際集團有限公司
公司秘書
郭兆文

承董事會命
嘉華建材有限公司
公司秘書
陳麗潔

香港，二零零五年七月十四日

* 僅供識別

South China Morning Post

THIS ANNOUNCEMENT IS FOR INFORMATION ONLY. IT IS NOT AN OFFER TO ACQUIRE, SUBSCRIBE, PURCHASE OR DISPOSE OF SECURITIES NOR IS IT CALCULATED TO INVITE ANY SUCH OFFERS.

K. WAH INTERNATIONAL HOLDINGS LIMITED	K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華國際集團有限公司*	嘉華建材有限公司
(incorporated in Bermuda with limited liability)	*(incorporated in Hong Kong with limited liability)*
(Stock Code: 173)	(Stock Code: 27)

POSSIBLE ACQUISITION OF 88.1% OF THE VOTING SHARES CARRYING 97.9% OF THE ECONOMIC INTEREST IN GALAXY CASINO, S.A.

CONNECTED TRANSACTION AND VERY SUBSTANTIAL ACQUISITION FOR K. WAH CONSTRUCTION MATERIALS LIMITED

AND

CONNECTED TRANSACTION, DEEMED VERY SUBSTANTIAL DISPOSAL AND VERY SUBSTANTIAL ACQUISITION FOR K. WAH INTERNATIONAL HOLDINGS LIMITED

DESPATCH OF CIRCULAR AND NOTICES OF GENERAL MEETINGS

The Circular was despatched on 30 June 2005 and the KWIH SGM and KWCM EGM are convened to be held on 19 July 2005. KWCM had previously announced a planned change of name. That plan will not be proceeded at the KWCM EGM but is still part of KWCM's strategic planning for Galaxy and will be dealt with as and when appropriate.

The KWCM Directors and the KWIH Directors refer to the joint announcement of KWCM and KWIH dated 18 April 2005. Terms defined in it are used in this announcement.

A circular of KWIH and KWCM containing, amongst other things, further particulars of the Acquisition and Galaxy, the recommendations of the KWIH Independent Board Committee, a letter of advice from Anglo Chinese, independent financial adviser to the KWIH Independent Board Committee and the KWIH Independent Shareholders, the recommendations of the KWCM Independent Board Committee, a letter of advice from Commerzbank, independent financial adviser to the KWCM Independent Board Committee and the KWCM Independent Shareholders, an accountants' report on Galaxy, property valuation reports relating to the property interests of Galaxy, the KWCM Group and the Remaining KWIH Group and notices convening the KWCM EGM and the KWIH SGM has been sent to the KWCM Shareholders and the KWIH Shareholders on 30 June 2005.

Planned Change Of Name

KWCM had previously announced a planned change of name. That plan will not be proceeded at the KWCM EGM but is still part of KWCM's strategic planning for Galaxy and will be dealt with as and when appropiate. Further announcements will be made by KWCM on this subject if and when appropriate.

Notice of KWIH SGM

The Circular contains a Notice of the KWIH SGM, which is reproduced below:

"**NOTICE IS HEREBY GIVEN** that a special general meeting of K. Wah International Holdings Limited will be held at Island Shangri-La Hong Kong, Level 39, Atrium Room, Two Pacific Place, Supreme Court Road, Central, Hong Kong at 3:00 p.m. on Tuesday, 19 July 2005 for the purpose of considering and, if thought fit, passing the following resolution which will be proposed with or without amendment as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT** the agreement (the "Agreement") relating to the sale and purchase of shares in Galaxy Casino, S.A. dated 14 March 2005 between City Lion Profits Corp., Netfinity Assets Corporation, Brightwealth Investments Limited, Recurrent Profits Limited, Future Leader Management Limited, Hugo Legend Asia Corporation Limited, Canton Treasure Group Ltd. and the Company's subsidiary K. Wah Construction Materials Limited as amended by agreements supplemental thereto dated 1 April 2005 and 31 May 2005 (copies of which have been produced to this meeting marked "A1", "A2" and "A3" respectively and initialled by the chairman of the meeting for identification) be and is hereby approved, and the issue of the Consideration Shares by K. Wah Construction Materials Limited under the Agreement be and is hereby approved, both as an acquisition and

Notice of KWCM EGM

The Circular contains a Notice of the KWCM EGM, which is reproduced below:

"**NOTICE IS HEREBY GIVEN** that an extraordinary general meeting of K. Wah Construction Materials Limited will be held at Island Shangri-La Hong Kong, Level 39, Atrium Room, Two Pacific Place, Supreme Court Road, Central, Hong Kong at 2:00 p.m. on Tuesday, 19 July 2005 for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as an ordinary resolution with or without amendment:

ORDINARY RESOLUTION

"THAT:

(A) the authorised share capital of the Company be increased from HK$388,800,000 to HK$688,800,000 by the creation of an additional 3,000,000,000 shares of HK$0.10 each, which new shares shall rank pari passu in all respects with the existing shares in the capital of the Company;

(B) the agreement (the "Agreement") relating to the sale and purchase of shares in Galaxy Casino, S.A. dated 14 March 2005 between City Lion Profits Corp., Netfinity Assets Corporation, Brightwealth Investments Limited, Recurrent Profits Limited, Future Leader Management Limited, Hugo Legend Asia Corporation Limited, Canton Treasure Group Ltd. and the Company as amended by agreements supplemental thereto dated 1 April 2005 and 31 May 2005 (copies of which have been produced to this meeting marked "A1", "A2" and "A3" respectively and initialled by the chairman of the meeting for identification) be and is hereby approved, ratified and confirmed and that the directors of the Company be and are hereby authorised to implement all the transactions referred to in the Agreement and to do all such acts and things and execute all such documents as they shall in their absolute discretion consider necessary or desirable to give effect to the Agreement and the arrangements contemplated thereunder including but not limited to the issue of the Consideration Shares in part satisfaction of the Purchase Price referred to in the Agreement payable by the Company thereunder."

By Order of the Board
K. Wah Construction Materials Limited
Kitty Chan Lai Kit
Secretary

Dated 30 June 2005

Registered Office:
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

ORDINARY RESOLUTION

"THAT the agreement (the "Agreement") relating to the sale and purchase of shares in Galaxy Casino, S.A. dated 14 March 2005 between City Lion Profits Corp., Netfinity Assets Corporation, Brightwealth Investments Limited, Recurrent Profits Limited, Future Leader Management Limited, Hugo Legend Asia Corporation Limited, Canton Treasure Group Ltd. and the Company's subsidiary K. Wah Construction Materials Limited as amended by agreements supplemental thereto dated 1 April 2005 and 31 May 2005 (copies of which have been produced to this meeting marked "A1", "A2" and "A3" respectively and initialled by the chairman of the meeting for identification) be and is hereby approved, and the issue of the Consideration Shares by K. Wah Construction Materials Limited under the Agreement be and is hereby approved, both as an acquisition and as a deemed disposal by the Company for the purposes of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited and that the directors of the Company be and are hereby authorised to do all such acts and things and execute all such documents as they shall in their absolute discretion consider necessary or desirable to give effect to and in connection with the Agreement and the arrangements contemplated thereunder."

By Order of the Board
K. Wah International Holdings Limited
Seaman Kwok Siu Man
Secretary

Hong Kong
Dated 30 June 2005

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal place of business in Hong Kong:
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

Notes:

1. A **WHITE** form of proxy to be used for the meeting is enclosed. Completion and return of the form of proxy will not preclude a member of the Company from attending and voting in person at the meeting convened or any adjournment thereof and in such event, the authority of the proxy will be deemed to be revoked.

2. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint another person as his proxy to attend and, on a poll, vote instead of him. On a poll, votes may be given personally, by duly authorised corporate representative or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

3. The instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

4. To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the principal place of business in Hong Kong of the Company at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong not less than 48 hours before the time for holding the meeting and in default the instrument of proxy shall not be treated as valid.

5. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands shall for this purpose be deemed joint holders thereof.

6. The resolution will be voted on by way of poll.

7. At the date of this notice, the executive directors of the Company are Dr. Lui Che Woo, *MBE, JP, LLD, DSSc* (Chairman), Mr. Francis Lui Yiu Tung (Managing Director), Mr. Lennon Lun Tsan Kau (Deputy Managing Director), Mr. Eddie Hui Ki On, *GBS, CBE, QPM, CPM*, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu, the non-executive directors are Mr. Michael Leung Man Kin, *CBE, JP* and Dr. Philip Wong Kin Hang, *GBS, JP, LLD, DH* and the independent non-executive directors are Sir David Akers-Jones, *KBE, GBM, CMG, Hon. RICS, JP*, Dr. Leo Lee Tung Hai, *GBS, LLD, JP*, Dr. Robin Chan Yau Hing, *GBS, LLD, JP*, Dr. Charles Cheung Wai Bun, *JP* and Mr. Robert George Nield.'

Shares in part satisfaction of the Purchase Price referred to in the Agreement payable by the Company thereunder.

By Order of the Board
K. Wah Construction Materials Limited
Kitty Chan Lai Kit
Secretary

Dated 30 June 2005

Registered Office:
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

Notes:

1. A ***BLUE*** form of proxy to be used for the meeting is enclosed. Completion and return of the form of proxy will not preclude a member of the Company from attending and voting in person at the meeting convened or any adjournment thereof and in such event, the authority of the proxy will be deemed to be revoked.

2. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint another person as his proxy to attend and (on a poll) vote on his behalf. On a poll votes may be given either personally, by duly authorised corporate representative or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

3. The instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

4. To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the registered office of the Company at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong not less than 48 hours before the time for holding the meeting and in default the instrument of proxy shall not be treated as valid.

5. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands shall for this purpose be deemed joint holders thereof.

6. The resolution will be voted on by way of poll.

7. At the date of this notice, the executive directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu. The non-executive director is Mr. Moses Cheng Mo Chi, and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.'

As Completion is subject to the fulfilment of a number of conditions precedent, the Acquisition may or may not proceed. Shareholders and potential investors of KWCM should exercise caution when dealing in the KWCM Shares and shareholders and potential investors of KWIH should exercise caution when dealing in the KWIH Shares.

At the date of this announcement, the executive directors of KWIH are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Lui Wai Yu; the non-executive directors of KWIH are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang, and the independent non-executive directors of KWIH are Sir David Akers-Jones, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

At the date of this announcement, the executive directors of KWCM are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung and Ms. Paddy Lui Wai Yu; the non-executive director of KWCM is Mr. Moses Cheng Mo Chi and the independent non-executive directors of KWCM are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
K. Wah International Holdings Limited
Seaman KWOK Siu Man
Company Secretary

By Order of the Board of
K. Wah Construction Materials Limited
Kitty CHAN Lai Kit
Company Secretary

Hong Kong, 30 June 2005

* *For identification only*

2005年7月4日 星期一 香港經濟日報 A44

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司 *
（於百慕達註冊成立的有限公司）
（股份代號：173）

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
（於香港註冊成立的有限公司）
（股份代號：27）

可能收購
銀河娛樂場股份有限公司的88.1%有投票權股份
（附有97.9%經濟權益）
嘉華建材有限公司
的關連交易及非常重大的收購事項
及
K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
的關連交易、被視為非常重大的出售事項
及非常重大的收購事項
寄發通函及股東大會通告

通函已於二零零五年六月三十日寄發，而嘉華國際股東特別大會及嘉華建材股東特別大會將於二零零五年七月十九日召開。嘉華建材曾公佈一項更改公司名稱計劃，該計劃將不會在嘉華建材股東特別大會上進行，但仍屬嘉華建材有關銀河策略計劃的一部分，並將於適當時處理。

嘉華建材董事及嘉華國際董事茲提述嘉華建材及嘉華國際於二零零五年四月十八日刊發的聯合公佈。該公佈所界定的詞彙為本公佈所用者。

一份嘉華國際及嘉華建材通函已於二零零五年六月三十日向嘉華建材股東及嘉華國際股東寄發，當中載有（其中包括）有關收購事項及銀河的進一步資料、嘉華國際獨立董事委員會提供的推薦意見、獨立財務顧問英高致嘉華國際獨立董事委員會及嘉華國際獨立股東的意見函、嘉華建材獨立董事委員會提供的推薦意見、獨立財務顧問德國商業銀行致嘉華建材獨立董事委員會及嘉華建材獨立股東的意見函、銀河的會計師報告、就銀河、嘉華建材集團及其餘嘉華國際集團的物業權益作出的物業估值報告，以及召開嘉華建材股東特別大會及嘉華國際股東特別大會的通告。

計劃更改名稱

嘉華建材曾公佈一項更改公司名稱計劃，該計劃將不會在嘉華建材股東特別大會上進行，但仍屬嘉華建材有關銀河策略計劃的一部分，並將於適當時處理。嘉華建材將於適當時就此計劃另行發表公佈。

嘉華國際股東特別大會通告

通函內載有嘉華國際股東特別大會通告，現轉載如下：

「茲通告 K. Wah International Holdings Limited 嘉華國際集團有限公司謹訂於二零零五年七月十九日（星期二）下午三時假座香港中環法院道太古廣場二期港島香格里拉大酒店三十九樓天窗廳召開股東特別大會，藉以考慮及酌情通過下列將予提呈的決議案為本公司的普通決議案（不論有否經過修訂）：

普通決議案

「動議批准 City Lion Profits Corp.、Netfinity Assets Corporation、Brightwealth Investments Limited、Recurrent Profits Limited、Future Leader Management Limited、Hugo Legend Asia Corporation Limited、Canton Treasure Group Ltd.與本公司之附屬公司嘉華建材有限公司就買賣銀河娛樂場股份有限公司之股份而於二零零五年三月十四日訂立之協議（「該協議」）（經於二零零五年四月一日及二零零五年五月三十一日訂立之該協議之補充協議修訂），分別註有「A1」、「A2」及「A3」字樣之協議副本已提呈本大會並由大會主席簡簽以資識別；批准嘉華建材有限公司根據該協議發行代價股份，就香港聯合交易所有限公司證券上市規則而言，上述兩項事宜屬本公司的收購事項及被視為出售事項；並授權本公司董事進行彼等全權認為對該協議及據此擬進行之安排生效乃屬必要或權宜及與該協議及據此擬進行之安排有關之一切行動及事宜並簽署一切有關文件。」

承董事會命
嘉華國際集團有限公司
公司秘書
鄭兆文

香港，二零零五年六月三十日

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要營業地點：
香港北角
渣華道191號
嘉華國際中心29樓

附註：

1. 茲附奉適用於大會之白色代表委任表格。本公司股東填妥及交回代表委任表格後，仍可親身出席所召開之大會或其任何續會，並於會上投票。在此情況下，受委任代表之授權將被視作撤銷論。
2. 凡有權出席大會並於會上投票之本公司股東，均有權委派他人作為其受委任代表，以代表其出席及以投票方式表決。在表決中，任何投票均可親自或由正式授權公司代表或受委任代表代為作出。受委任代表毋須為本公司股東。股東可委派多於一名受委任代表出席同一大會。
3. 委任代表之文件必須由委任人或其書面正式授權的代理人簽署；如委任人為法團，則須蓋上公司印鑑，或由公司負責人或獲正式授權的代理人簽署。
4. 委任代表之文件及已簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之該份授權書或授權文件之副本，最遲須於大會舉行時間不少於48小時前交回本公司在香港的主要營業地點，地址為香港北角渣華道191號嘉華國際中心29樓，方為有效；倘未能如期交回，代表委任文件將不被視作有效論。
5. 倘屬任何股份之聯名登記持有人，則任何一名該等人士均可親身或委派代表在大會上就該股份投票，猶如其為唯一有權投票者，惟倘多於一名聯名持有人親身或委派代表出席大會，則只有在股東名冊上就該股份排名首位之該等出席人士，方有權就該股份投票。就此而言，身故股東之多名遺囑執行人或遺產管理人將被視為該股東名下股份之聯名持有人。
6. 上述決議案將以表決方式進行投票。
7. 於本通告發出日期，本公司之執行董事為呂志和博士，MBE，太平紳士，LLD，DSSc（主席）、呂耀東先生（董事總經理）、[illegible]

二〇〇五年七月四日 信報 財經新聞 第十頁

本公佈僅供參照之用，並非收購、認購、購買或出售證券的要約，亦不可作為提呈任何該等要約的邀請。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司*
(於百慕達註冊成立的有限公司)
(股份代號：173)

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
(於香港註冊成立的有限公司)
(股份代號：27)

可能收購
銀河娛樂場股份有限公司的88.1%有投票權股份
(附有97.9%經濟權益)
嘉華建材有限公司
的關連交易及非常重大的收購事項
及
K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
的關連交易、被視為非常重大的出售事項
及非常重大的收購事項
寄發通函及股東大會通告

通函已於二零零五年六月三十日寄發，而嘉華國際股東特別大會及嘉華建材股東特別大會將於二零零五年七月十九日召開。嘉華建材曾公佈一項更改公司名稱計劃，該計劃將不會在嘉華建材股東特別大會上進行，但仍屬嘉華建材有關銀河策略計劃的一部分，並將於適當時處理。

嘉華建材董事及嘉華國際董事茲提述嘉華建材及嘉華國際於二零零五年四月十八日刊發的聯合公佈。該公佈所界定的詞彙為本公佈所用者。

一份嘉華國際及嘉華建材通函已於二零零五年六月三十日向嘉華建材股東及嘉華國際股東寄發，當中載有(其中包括)有關收購事項及銀河的進一步資料、嘉華國際獨立董事委員會提供的推薦意見、獨立財務顧問英高致嘉華國際獨立董事委員會及嘉華國際獨立股東的意見函、嘉華建材獨立董事委員會提供的推薦意見、獨立財務顧問德國商業銀行致嘉華建材獨立董事委員會及嘉華建材獨立股東的意見函、銀河的會計師報告、就銀河、嘉華建材集團及其餘嘉華國際集團的物業權益作出的物業估值報告，以及召開嘉華建材股東特別大會及嘉華國際股東特別大會的通告。

計劃更改名稱

嘉華建材曾公佈一項更改公司名稱計劃，該計劃將不會在嘉華建材股東特別大會上進行，但仍屬嘉華建材有關銀河策略計劃的一部分，並將於適當時處理。嘉華建材將於適當時就此計劃另行發表公佈。

嘉華國際股東特別大會通告

通函內載有嘉華國際股東特別大會通告，現轉載如下：

「茲通告 K. Wah International Holdings Limited 嘉華國際集團有限公司謹訂於二零零五年七月十九日(星期二)下午三時假座香港中環法院道太古廣場二期港島香格里拉大酒店三十九樓天窗廳召開股東特別大會，藉以考慮及酌情通過下列將予提呈的決議案為本公司的普通決議案(不論有否經過修訂)：

普通決議案

「動議批准 City Lion Profits Corp.、Netfinity Assets Corporation、Brightwealth Investments Limited、Recurrent Profits Limited、Future Leader Management Limited、Hugo Legend Asia Corporation Limited、Canton Treasure Group Ltd. 與本公司之附屬公司嘉華建材有限公司就買賣銀河娛樂場股份有限公司之股份而於二零零五年三月十四日訂立之協議(「該協議」)(經於二零零五年四月一日及二零零五年五月三十一日訂立之該協議之補充協議修訂)，分別註有「A1」、「A2」及「A3」字樣之協議副本已提呈本大會並由大會主席簡簽以資識別；批准嘉華建材有限公司根據該協議發行代價股份，就香港聯合交易所有限公司證券上市規則而言，上述兩項事宜屬本公司的收購事項及被視為出售事項；並授權本公司董事進行彼等全權認為對該協議及據此擬進行之安排生效乃屬必要或權宜及與該協議及據此擬進行之安排有關之一切行動及事宜並簽署一切有關文件。」

承董事會命
嘉華國際集團有限公司
公司秘書
鄭兆文

香港，二零零五年六月三十日

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要營業地點：
香港北角
渣華道191號
嘉華國際中心29樓

附註：

1. 茲附奉適用於大會之白色代表委任表格。本公司股東填妥及交回代表委任表格後，仍可親身出席所召開之大會或其任何續會，並於會上投票。在此情況下，受委任代表之授權將被視作撤銷論。
2. 凡有權出席大會並於會上投票之本公司股東，均有權委派他人作為其受委任代表，以代表其出席及以投票方式表決。在表決中，任何投票均可親自或由正式授權公司代表或受委任代表代為作出。受委任代表毋須為本公司股東。股東可委派多於一名受委任代表出席同一大會。
3. 委任代表之文件必須由委任人或其書面正式授權的代理人簽署；如委任人為法團，則須蓋上公司印鑑，或由公司負責人或獲正式授權的代理人簽署。
4. 委任代表之文件及已簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之該份授權書或授權文件之副本，最遲須於大會舉行時間不少於48小時前交回本公司在香港的主要營業地點，地址為香港北角渣華道191號嘉華國際中心29樓，方為有效；倘未能如期交回，代表委任文件將不被視作有效論。
5. 倘屬任何股份之聯名登記持有人，則任何一名該等人士均可親身或委派代表在大會上就該股份投票，猶如其為唯一有權投票者，惟倘多於一名聯名持有人親身或委派代表出席大會，則只有在股東名冊上就該股份排名首位之該等出席人士，方有權就該股份投票。就此而言，身故股東之多名 [illegible]

公司秘書
郭兆文

香港，二零零五年六月三十日

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要營業地點：
香港北角
渣華道191號
嘉華國際中心29樓

附註：

1. 茲附奉適用於大會之白色代表委任表格。本公司股東填妥及交回代表委任表格後，仍可親身出席所召開之大會或其任何續會，並於會上投票。在此情況下，受委任代表之授權將被視作撤銷論。

2. 凡有權出席大會並於會上投票之本公司股東，均有權委派他人作為其受委任代表，以代表其出席及以投票方式表決。在表決中，任何投票均可親自或由正式授權公司代表或受委任代表代為作出。受委任代表毋須為本公司股東。股東可委派多於一名受委任代表出席同一大會。

3. 委任代表之文件必須由委任人或其書面正式授權的代理人簽署；如委任人為法團，則須蓋上公司印鑑，或由公司負責人或獲正式授權的代理人簽署。

4. 委任代表之文件及已簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之該份授權書或授權文件之副本，最遲須於大會舉行時間不少於48小時前交回本公司在香港的主要營業地點，地址為香港北角渣華道191號嘉華國際中心29樓，方為有效；倘未能如期交回，代表委任文件將不被視作有效論。

5. 倘屬任何股份之聯名登記持有人，則任何一名該等人士均可親身或委派代表在大會上就該股份投票，猶如其為唯一有權投票者，惟倘多於一名聯名持有人親身或委派代表出席大會，則只有在股東名冊上就該股份排名首位之該等出席人士，方有權就該股份投票。就此而言，身故股東之多名遺囑執行人或遺產管理人將被視為該股東名下股份之聯名持有人。

6. 上述決議案將以表決方式進行投票。

7. 於本通告發出日期，本公司之執行董事為呂志和博士，*MBE*，太平紳士，*LLD*，*DSSc*(主席)、呂耀東先生(董事總經理)、倫贊球先生(副董事總經理)、許淇安先生，*GBS*，*CBE*，*QPM*，*CPM*、羅志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生，*CBE*，太平紳士及黃乾亨博士，*GBS*，太平紳士，*LLD*，*DH*，而獨立非執行董事則為鍾逸傑爵士，*KBE*，*GBM*，*CMG*，*Hon. RICS*，太平紳士、李東海博士，*GBS*，*LLD*，太平紳士、陳有慶博士，*GBS*，*LLD*，太平紳士，張惠彬博士，太平紳士及廖樂柏先生。」

嘉華建材股東特別大會通告

通函載有嘉華建材股東特別大會通告，現轉載如下：

「茲通告嘉華建材有限公司謹訂於二零零五年七月十九日(星期二)下午二時假座香港中環法院道太古廣場二期港島香格里拉大酒店三十九樓天賞廳召開股東特別大會，藉以考慮及酌情通過下列將予提呈之決議案為普通決議案(不論有否經過修訂)：

普通決議案

「動議：

(A) 藉增設3,000,000,000股每股面值0.10港元之額外股份，將本公司之法定股本由388,800,000港元增加至688,800,000港元，該等新增股份在各方面將與本公司股本內之現有股份享有同等權利；

(B) 批准、追認及確認 City Lion Profits Corp.、Netfinity Assets Corporation、Brightwealth Investments Limited、Recurrent Profits Limited、Future Leader Management Limited、Hugo Legend Asia Corporation Limited、Canton Treasure Group Ltd. 與本公司就買賣銀河娛樂場股份有限公司之股份而於二零零五年三月十四日訂立之協議(「該協議」)(經於二零零五年四月一日及二零零五年五月三十一日訂立之該協議之補充協議修訂)，分別註有「A1」、「A2」及「A3」字樣之該協議及補充協議之副本已提呈本大會並由大會主席簡簽以資識別；並授權本公司董事履行該協議所述之一切交易，並進行彼等全權認為達成該協議及據此擬進行之安排乃屬必要或權宜之一切行動及事宜並簽立一切有關文件，包括但不限於該協議所述發行代價股份作為本公司根據該協議須予支付之部分收購價。」

承董事會命
嘉華建材有限公司
公司秘書
陳麗潔

香港，二零零五年六月三十日

註冊辦事處：
香港北角
渣華道191號
嘉華國際中心29樓

附註：

1. 茲附奉適用於大會之藍色代表委任表格。本公司股東填妥及交回代表委任表格後，仍可親身出席所召開之大會或其任何續會，並於會上投票。在此情況下，受委任代表之授權將被視作撤銷論。

2. 凡有權出席大會並於會上投票之本公司股東，均有權委派他人作為其受委任代表，以代表其出席及以投票方式表決。在表決中，任何投票均可親自、或由獲正式授權之公司代表或受委任代表代為作出。受委任代表毋須為本公司之股東。股東可委派多於一名受委任代表出席同一大會。

3. 委任代表之文件必須由委任人或其書面正式授權之代理人簽署；如委任人為法團，則須蓋上公司印鑑，或由公司負責人或獲正式授權之代理人簽署。

4. 代表委任表格連同已簽署授權書或其他授權文件(如有)或經由公證人簽署證明之該份授權書之副本，最遲須於大會舉行時間不少於48小時前交回本公司之註冊辦事處，地址為香港北角渣華道191號嘉華國際中心29樓，方為有效；倘未能如期交回，代表委任文件將不被視作有效論。

5. 倘屬任何股份之聯名登記持有人，則任何一名該等人士均可親身或委派代表在大會上就該股份投票，猶如其為唯一有權投票者，惟倘多於一名聯名持有人親身或委派代表出席大會，則只有在股東名冊上就該股份排名首位之該等出席人士，方有權就該股份投票。就此而言，身故股東之多名遺囑執行人或遺產管理人將被視為該股東名下股份之聯名持有人。

6. 上述決議案將以表決方式進行投票。

7. 於本通告發出日期，本公司之執行董事為呂志和博士、呂耀東先生、陳啟能先生、徐應強先生、羅志聰先生及鄧呂慧瑜女士，非執行董事為鄭慕智先生，而獨立非執行董事則為張惠彬博士、顏志宏先生及葉樹林博士。」

由於完成須待多項先決條件達成後，方可作實，故此，收購事項會否進行仍屬未知之數，嘉華建材股東及有意投資者在買賣嘉華建材股份，以及嘉華國際股東及有意投資者在買賣嘉華國際股份時，務須小心審慎。

於本公佈發出日期，嘉華國際的執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生及黃乾亨博士；而獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

於本公佈發出日期，嘉華建材的執行董事為呂志和博士、呂耀東先生、陳啟能先生、徐應強先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為鄭慕智先生；而獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
嘉華國際集團有限公司
公司秘書
鄭兆文

承董事會命
嘉華建材有限公司
公司秘書
陳麗潔

香港，二零零五年六月三十日

* 僅供識別

South China Morning Post Wednesday, July 20, 2005 B3

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司*
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
(incorporated in Hong Kong with limited liability)
(Stock Code: 27)

POSSIBLE ACQUISITION OF 88.1% OF THE VOTING SHARES CARRYING 97.9% OF THE ECONOMIC INTEREST IN GALAXY CASINO, S.A.

CONNECTED TRANSACTION AND VERY SUBSTANTIAL ACQUISITION FOR K. WAH CONSTRUCTION MATERIALS LIMITED

AND

CONNECTED TRANSACTION, DEEMED VERY SUBSTANTIAL DISPOSAL AND VERY SUBSTANTIAL ACQUISITION FOR K. WAH INTERNATIONAL HOLDINGS LIMITED

RESULTS OF KWCM EGM AND KWIH SGM AND SATISFACTION OF OTHER CONDITIONS

The KWIH Independent Shareholders have by resolution today approved the Acquisition and related transactions including the issue of the Consideration KWCM Shares and the deemed disposal of KWCM. The KWCM Independent Shareholders have by resolution today approved the increase in authorised share capital of KWCM, the Acquisition and related transactions including the issue of the Consideration KWCM Shares. All conditions have now been satisfied. Completion of the Acquisition is expected to take place on 22 July, 2005.

On 30 June, 2005, K. Wah International Holdings Limited ("KWIH") and K. Wah Construction Materials Limited ("KWCM") published a circular regarding, inter alia, the possible acquisition by KWCM of the "Galaxy Equity Interest". Unless otherwise defined, capitalised terms used herein have the meanings ascribed to them in that circular.

The KWIH Independent Shareholders have by resolution today approved the Acquisition and related transactions including the issue of the Consideration KWCM Shares and the deemed disposal of KWCM. The KWCM Independent Shareholders have by resolution today approved the increase in authorised share capital of KWCM, the Acquisition and related transactions including the issue of the Consideration KWCM Shares. All conditions have now been satisfied.

KWCM EGM

The poll results in respect of the resolution proposed at the KWCM EGM held on 19 July, 2005 are as follows:

	Ordinary Resolution	Number of Votes (Approximate %)	
		For	Against
(a)	to increase authorised capital; and	217,955,661	0
(b)	to approve the Acquisition Agreement and its implementation including the issue of the Consideration KWCM Shares	(100%)	(0%)
The resolution was duly passed as an ordinary resolution.			

At the date of the KWCM EGM, the issued share capital of KWCM was 1,445,293,563 KWCM Shares. The total number of shares entitling the holders to attend and vote for or against the resolution proposed at the KWCM EGM were 499,973,258 KWCM Shares. None of the shares entitled the holder to attend and vote only against the resolution at the KWCM EGM.

KWIH, the Trusts, the Family Companies, the Lui Family, Dr. Lui, Francis Lui, Lawrence Lui, the Minority Vendors and their respective ultimate beneficial owners and associates together control or are entitled to exercise control of 945,320,305 KWCM Shares, representing approximately 65.4% of the voting rights in KWCM and were required to and did abstain from voting at the KWCM EGM on the resolution. There were no other restrictions on any shareholders to cast votes on the resolution.

Computershare Hong Kong Investor Services Limited, the Share Registrars of KWCM, acted as scrutineers for the poll at the KWCM EGM.

KWIH SGM

The poll results in respect of the resolution proposed at the KWIH SGM held on 19 July, 2005 are as follows:

Ordinary Resolution	Number of Votes (Approximate %)	
	For	Against
To approve the Acquisition Agreement and its implementation including the issue of the Consideration KWCM Shares and the deemed disposal of KWCM	477,843,580 (100%)	0 (0%)
The resolution was duly passed as an ordinary resolution.		

At the date of the KWIH SGM, the issued share capital of KWIH was 2,334,483,830 KWIH Shares. The total number of shares entitling the holders to attend and vote for or against the resolution proposed at the KWIH SGM were 1,021,287,970 KWIH Shares. None of the shares entitled the holder to attend and vote only against the resolution at the KWIH SGM.

The Trusts, the Family Companies, the Lui Family, Dr. Lui, Francis Lui, Lawrence Lui, the Minority Vendors and their respective ultimate beneficial owners and their respective associates together control or are entitled to exercise control of 1,313,195,860 KWIH Shares, representing approximately 56.25% of the voting rights in respect of the shares in KWIH and were required to and did abstain from voting at the KWIH SGM on the resolution. There were no other restrictions on any shareholders to cast votes on the resolution.

Computershare Hong Kong Investor Services Limited, the Branch Share Registrars of KWIH, acted as scrutineers for the poll at the KWIH SGM.

COMPLETION

The Acquisition Agreement is to be completed on 22 July, 2005. Under the terms of the Acquisition Agreement, KWCM has discretion to pay in cash and/or FRNs that part of the Purchase Price that is not required to be satisfied by the issue of the Consideration KWCM Shares and it has determined that at Completion the Purchase Price will be satisfied as follows:

Name of Vendors	Consideration KWCM Shares	Agreed value of the Consideration KWCM Shares *(HK$)*	"A" series FRNs *(HK$)*	"B" series FRNs *(HK$)*	Cash *(HK$)*	Total Consideration *(HK$)*
City Lion	1,160,449,206	9,283,593,648	NIL	2,320,898,413	NIL	11,604,492,061
Netfinity	161,066,521	1,288,532,168	NIL	NIL	NIL	1,288,532,168
Recurrent Profits	111,138,039	889,104,312	NIL	50,906,654	NIL	940,010,966
Brightwealth	325,615,622	2,604,924,976	85,771,245	NIL	565,460,000	3,256,156,221
Future Leader	82,250,410	658,003,280	86,663,291	NIL	571,340,000	1,316,006,571
Total:	**1,840,519,798**	**14,724,158,384**	**172,434,536**	**2,371,805,067**	**1,136,800,000**	**18,405,197,987**

The cash portion of the Purchase Price in the sum of HK$1,136,800,000 will be funded by the proceeds from the top-up placing announced by KWCM on 21 April, 2005. The net proceeds (after deducting fees and expenses) received by KWCM from the top-up placing was approximately HK$1,137 million. Neither KWIH nor KWCM intends to make a further announcement following Completion.

DIRECTORS

At the date of this announcement, the executive directors of KWIH are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu, the non-executive directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang, and the independent non-executive directors are Sir David Akers-Jones, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

At the date of this announcement, the executive directors of KWCM are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu, the non-executive director is Mr. Moses Cheng Mo Chi, and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
K. Wah International Holdings Limited
Seaman KWOK Siu Man
Company Secretary

By Order of the Board of
K. Wah Construction Materials Limited
Kitty CHAN Lai Kit
Company Secretary

Hong Kong, 19 July, 2005

* *For identification only.*

The Standard Wednesday, July 20 2005 B29

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司*
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
(incorporated in Hong Kong with limited liability)
(Stock Code: 27)

POSSIBLE ACQUISITION OF 88.1% OF THE VOTING SHARES CARRYING 97.9% OF THE ECONOMIC INTEREST IN GALAXY CASINO, S.A.

CONNECTED TRANSACTION AND VERY SUBSTANTIAL ACQUISITION FOR K. WAH CONSTRUCTION MATERIALS LIMITED

AND

CONNECTED TRANSACTION, DEEMED VERY SUBSTANTIAL DISPOSAL AND VERY SUBSTANTIAL ACQUISITION FOR K. WAH INTERNATIONAL HOLDINGS LIMITED

RESULTS OF KWCM EGM AND KWIH SGM AND SATISFACTION OF OTHER CONDITIONS

The KWIH Independent Shareholders have by resolution today approved the Acquisition and related transactions including the issue of the Consideration KWCM Shares and the deemed disposal of KWCM. The KWCM Independent Shareholders have by resolution today approved the increase in authorised share capital of KWCM, the Acquisition and related transactions including the issue of the Consideration KWCM Shares. All conditions have now been satisfied. Completion of the Acquisition is expected to take place on 22 July, 2005.

On 30 June, 2005, K. Wah International Holdings Limited ("KWIH") and K. Wah Construction Materials Limited ("KWCM") published a circular regarding, inter alia, the possible acquisition by KWCM of the "Galaxy Equity Interest". Unless otherwise defined, capitalised terms used herein have the meanings ascribed to them in that circular.

The KWIH Independent Shareholders have by resolution today approved the Acquisition and related transactions including the issue of the Consideration KWCM Shares and the deemed disposal of KWCM. The KWCM Independent Shareholders have by resolution today approved the increase in authorised share capital of KWCM, the Acquisition and related transactions including the issue of the Consideration KWCM Shares. All conditions have now been satisfied.

KWCM EGM

The poll results in respect of the resolution proposed at the KWCM EGM held on 19 July, 2005 are as follows:

Ordinary Resolution	Number of Votes (Approximate %)	
	For	Against
(a) to increase authorised capital; and (b) to approve the Acquisition Agreement and its implementation including the issue of the Consideration KWCM Shares	217,955,661 (100%)	0 (0%)
The resolution was duly passed as an ordinary resolution.		

At the date of the KWCM EGM, the issued share capital of KWCM was 1,445,293,563 KWCM Shares. The total number of shares entitling the holders to attend and vote for or against the resolution proposed at the KWCM EGM were 499,973,258 KWCM Shares. None of the shares entitled the holder to attend and vote only against the resolution at the KWCM EGM.

KWIH, the Trusts, the Family Companies, the Lui Family, Dr. Lui, Francis Lui, Lawrence Lui, the Minority Vendors and their respective ultimate beneficial owners and associates together control or are entitled to exercise control of 945,320,305 KWCM Shares, representing approximately 65.4% of the voting rights in KWCM and were required to and did abstain from voting at the KWCM EGM on the resolution. There were no other restrictions on any shareholders to cast votes on the resolution.

Computershare Hong Kong Investor Services Limited, the Share Registrars of KWCM, acted as scrutineers for the poll at the KWCM EGM.

KWIH SGM

The poll results in respect of the resolution proposed at the KWIH SGM held on 19 July, 2005 are as follows:

Ordinary Resolution	Number of Votes (Approximate %)	
	For	Against
To approve the Acquisition Agreement and its implementation including the issue of the Consideration KWCM Shares and the deemed disposal of KWCM	477,843,580 (100%)	0 (0%)
The resolution was duly passed as an ordinary resolution.		

At the date of the KWIH SGM, the issued share capital of KWIH was 2,334,483,830 KWIH Shares. The total number of shares entitling the holders to attend and vote for or against the resolution proposed at the KWIH SGM were 1,021,287,970 KWIH Shares. None of the shares entitled the holder to attend and vote only against the resolution at the KWIH SGM.

The Trusts, the Family Companies, the Lui Family, Dr. Lui, Francis Lui, Lawrence Lui, the Minority Vendors and their respective ultimate beneficial owners and their respective associates together control or are entitled to exercise control of 1,313,195,860 KWIH Shares, representing approximately 56.25% of the voting rights in respect of the shares in KWIH and were required to and did abstain from voting at the KWIH SGM on the resolution. There were no other restrictions on any shareholders to cast votes on the resolution.

Computershare Hong Kong Investor Services Limited, the Branch Share Registrars of KWIH, acted as scrutineers for the poll at the KWIH SGM.

COMPLETION

The Acquisition Agreement is to be completed on 22 July, 2005. Under the terms of the Acquisition Agreement, KWCM has discretion to pay in cash and/or FRNs that part of the Purchase Price that is not required to be satisfied by the issue of the Consideration KWCM Shares and it has determined that at Completion the Purchase Price will be satisfied as follows:

Name of Vendors	Consideration KWCM Shares	Agreed value of the Consideration KWCM Shares *(HK$)*	"A" series FRNs *(HK$)*	"B" series FRNs *(HK$)*	Cash *(HK$)*	Total Consideration *(HK$)*
City Lion	1,160,449,206	9,283,593,648	NIL	2,320,898,413	NIL	11,604,492,061
Netfinity	161,066,521	1,288,532,168	NIL	NIL	NIL	1,288,532,168
Recurrent Profits	111,138,039	889,104,312	NIL	50,906,654	NIL	940,010,966
Brightwealth	325,615,622	2,604,924,976	85,771,245	NIL	565,460,000	3,256,156,221
Future Leader	82,250,410	658,003,280	86,663,291	NIL	571,340,000	1,316,006,571
Total:	**1,840,519,798**	**14,724,158,384**	**172,434,536**	**2,371,805,067**	**1,136,800,000**	**18,405,197,987**

The cash portion of the Purchase Price in the sum of HK$1,136,800,000 will be funded by the proceeds from the top-up placing announced by KWCM on 21 April, 2005. The net proceeds (after deducting fees and expenses) received by KWCM from the top-up placing was approximately HK$1,137 million. Neither KWIH nor KWCM intends to make a further announcement following Completion.

DIRECTORS

At the date of this announcement, the executive directors of KWIH are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu, the non-executive directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang, and the independent non-executive directors are Sir David Akers-Jones, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

At the date of this announcement, the executive directors of KWCM are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu, the non-executive director is Mr. Moses Cheng Mo Chi, and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
K. Wah International Holdings Limited
Seaman KWOK Siu Man
Company Secretary

By Order of the Board of
K. Wah Construction Materials Limited
Kitty CHAN Lai Kit
Company Secretary

Hong Kong, 19 July, 2005

* *For identification only.*

A47 香港經濟日報 2005年7月20日 星期三

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司*
（於百慕達註冊成立的有限公司）
（股份代號：173）

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
（於香港註冊成立的有限公司）
（股份代號：27）

可能收購
銀河娛樂場股份有限公司的88.1%有投票權股份
（附有97.9%經濟權益）
嘉華建材有限公司
的關連交易及非常重大的收購事項
及
K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
的關連交易、被視為非常重大的出售事項
及非常重大的收購事項
嘉華建材股東特別大會及嘉華國際股東特別大會結果
及
其他條件的達成

嘉華國際獨立股東今天已通過決議案批准收購事項及有關交易，包括發行嘉華建材代價股份，以及被視作出售嘉華建材。嘉華建材獨立股東今天已通過決議案批准增加嘉華建材法定股本、收購事項及有關交易，包括發行嘉華建材代價股份。全部有關條件現已達成。預期收購事項將於二零零五年七月二十二日完成。

於二零零五年六月三十日，嘉華國際集團有限公司（「嘉華國際」）及嘉華建材有限公司（「嘉華建材」）刊發一份通函，其內容有關（其中包括）嘉華建材可能收購「銀河股權」。除另有界定者外，本公佈所用詞彙與該通函所賦予者具有相同涵義。

嘉華國際獨立股東今天已通過決議案批准收購事項及有關交易，包括發行嘉華建材代價股份，以及被視作出售嘉華建材。嘉華建材獨立股東今天已通過決議案批准增加嘉華建材法定股本、收購事項及有關交易，包括發行嘉華建材代價股份。全部有關條件現已達成。

嘉華建材股東特別大會

嘉華建材股東特別大會已於二零零五年七月十九日舉行，在會上擬提呈決議案的投票表決結果如下：

普通決議案	票數（概約百分比） 贊成	票數（概約百分比） 反對
(a) 增加法定股本；及 (b) 批准收購協議及收購協議的實行，包括發行嘉華建材代價股份	217,955,661 (100%)	0 (0%)
該決議案已獲正式通過為普通決議案。		

於嘉華建材股東特別大會當日，嘉華建材的已發行股本為1,445,293,563股嘉華建材股份。該等賦予持有人權利可出席嘉華建材股東特別大會，並於會上投票贊成或反對擬提呈決議案的股份總數為499,973,258股嘉華建材股份。所有股份概無賦予持有人出席嘉華建材股東特別大會，並僅可於會上投票反對決議案的權利。

嘉華國際、該等信託、該等家族公司、呂氏家族成員、呂博士、呂耀東、呂耀南、少數權益賣方及彼等各自的最終實益擁有人及聯繫人，共同控制或有權行使控制嘉華建材945,320,305股嘉華建材股份，相當於約65.4%的嘉華建材投票權，按需要及已經在嘉華建材股東特別大會上就該決議案放棄投票。股東就該決議案進行投票時，未受其他限制。

嘉華建材的股份過戶登記處香港中央證券登記有限公司擔任嘉華建材股東特別大會點票的監票人。

嘉華國際股東特別大會

嘉華國際股東特別大會已於二零零五年七月十九日舉行，在會上擬提呈決議案的投票表決結果如下：

普通決議案	票數（概約百分比） 贊成	票數（概約百分比） 反對
批准收購協議及收購協議的實行，包括發行嘉華建材代價股份及被視作出售嘉華建材	477,843,580 (100%)	0 (0%)
該決議案已獲正式通過為普通決議案。		

於嘉華國際股東特別大會當日，嘉華國際的已發行股本為2,334,483,830股嘉華國際股份。該等賦予持有人權利可出席嘉華國際股東特別大會，並於會上投票贊成或反對擬提呈決議案的股份總數為1,021,287,970股嘉華國際股份。所有股份概無賦予持有人出席嘉華國際股東特別大會，並僅可於會上投票反對決議案的權利。

該等信託、該等家族公司、呂氏家族成員、呂博士、呂耀東、呂耀南、少數權益賣方及彼等各自的最終實益擁有人及彼等各自的聯繫人，共同控制或有權行使控制1,313,195,860股嘉華國際股份，相當於約56.25%的投票權，按需要及已經在嘉華國際股東特別大會上就該決議案放棄投票。股東就該決議案進行投票時，未受其他限制。

嘉華國際的股份過戶登記分處香港中央證券登記有限公司擔任嘉華國際股東特別大會點票的監票人。

完成

收購協議將於二零零五年七月二十二日完成。根據收購協議的條款，嘉華建材可酌情以現金及／或定息票據支付無需透過發行嘉華建材代價股份支付的收購價。嘉華建材已決定於完成時將按下列方式支付收購價：

賣方名稱	嘉華建材代價股份	嘉華建材代價股份的協定價值（港元）	「A」系列定息票據（港元）	「B」系列定息票據（港元）	現金（港元）	總代價（港元）
City Lion	1,160,449,206	9,283,593,648	無	2,320,898,413	無	11,604,492,061
Netfinity	161,066,521	1,288,532,168	無	無	無	1,288,532,168
Recurrent Profits	111,138,039	889,104,312	無	50,906,654	無	940,010,966
Brightwealth	325,615,622	2,604,924,976	85,771,245	無	565,460,000	3,256,156,221
Future Leader	82,250,410	658,003,280	86,663,291	無	571,340,000	1,316,006,571
總計：	1,840,519,798	14,724,158,384	172,434,536	2,371,805,067	1,136,800,000	18,405,197,987

收購價為數1,136,800,000港元的現金部分，將利用嘉華建材於二零零五年四月二十一日以先舊後新配售股份的所得款項撥支。嘉華建材從先舊後新配售股份收取的所得款項淨額（扣除費用及開支後）約為1,137,000,000港元。嘉華國際或嘉華建材不擬於完成後發表進一步公佈。

董事

於本公佈發出日期，嘉華國際的執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、鄧志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生及黃乾亨博士；而獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

於本公佈發出日期，嘉華建材的執行董事為呂志和博士、呂耀東先生、陳啟能先生、徐應強先生、鄧志聰先生及鄧呂慧瑜女士；非執行董事為鄭嘉智先生；而獨立非執行董事為張惠彬博士、顏志宏先生及龔樹林博士。

承董事會命
嘉華國際集團有限公司
公司秘書
鄭兆文

承董事會命
嘉華建材有限公司
公司秘書
陳麗潔

香港，二零零五年七月十九日

* 僅供識別

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司*
（於百慕達註冊成立的有限公司）
（股份代號：173）

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
（於香港註冊成立的有限公司）
（股份代號：27）

可能收購
銀河娛樂場股份有限公司的88.1%有投票權股份
（附有97.9%經濟權益）
嘉華建材有限公司
的關連交易及非常重大的收購事項
及
K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
的關連交易、被視為非常重大的出售事項
及非常重大的收購事項
嘉華建材股東特別大會及嘉華國際股東特別大會結果
及
其他條件的達成

嘉華國際獨立股東今天已通過決議案批准收購事項及有關交易，包括發行嘉華建材代價股份，以及被視作出售嘉華建材。嘉華建材獨立股東今天已通過決議案批准增加嘉華建材法定股本、收購事項及有關交易，包括發行嘉華建材代價股份。全部有關條件現已達成。預期收購事項將於二零零五年七月二十二日完成。

於二零零五年六月三十日，嘉華國際集團有限公司（「嘉華國際」）及嘉華建材有限公司（「嘉華建材」）刊發一份通函，其內容有關（其中包括）嘉華建材可能收購「銀河股權」。除另有界定者外，本公佈所用詞彙與該通函所賦予者具有相同涵義。

嘉華國際獨立股東今天已通過決議案批准收購事項及有關交易，包括發行嘉華建材代價股份，以及被視作出售嘉華建材。嘉華建材獨立股東今天已通過決議案批准增加嘉華建材法定股本、收購事項及有關交易，包括發行嘉華建材代價股份。全部有關條件現已達成。

嘉華建材股東特別大會

嘉華建材股東特別大會已於二零零五年七月十九日舉行，在會上擬提呈決議案的投票表決結果如下：

普通決議案	票數（概約百分比）	
	贊成	反對
(a) 增加法定股本；及 (b) 批准收購協議及收購協議的實行，包括發行嘉華建材代價股份	217,955,661 (100%)	0 (0%)
該決議案已獲正式通過為普通決議案。		

於嘉華建材股東特別大會當日，嘉華建材的已發行股本為1,445,293,563股嘉華建材股份。該等賦予持有人權利可出席嘉華建材股東特別大會，並於會上投票贊成或反對擬提呈決議案的股份總數為499,973,258股嘉華建材股份。所有股份概無賦予持有人出席嘉華建材股東特別大會，並僅可於會上投票反對決議案的權利。

嘉華國際、該等信託、該等家族公司、呂氏家族成員、呂博士、呂耀東、呂耀南、少數權益實方及彼等各自的最終實益擁有人及聯繫人，共同控制或有權行使控制嘉華建材945,320,305股嘉華建材股份，相當於約65.4%的嘉華建材投票權，按需要及已經在嘉華建材股東特別大會上就該決議案放棄投票。股東就該決議案進行投票時，未受其他限制。

嘉華建材的股份過戶登記處香港中央證券登記有限公司擔任嘉華建材股東特別大會點票的監票人。

嘉華國際股東特別大會

嘉華國際股東特別大會已於二零零五年七月十九日舉行，在會上擬提呈決議案的投票表決結果如下：

普通決議案	票數（概約百分比）	
	贊成	反對
批准收購協議及收購協議的實行，包括發行嘉華建材代價股份及被視作出售嘉華建材	477,843,580 (100%)	0 (0%)
該決議案已獲正式通過為普通決議案。		

於嘉華國際股東特別大會當日，嘉華國際的已發行股本為2,334,483,830股嘉華國際股份。該等賦予持有人權利可出席嘉華國際股東特別大會，並於會上投票贊成或反對擬提呈決議案的股份總數為1,021,287,970股嘉華國際股份。所有股份概無賦予持有人出席嘉華國際股東特別大會，並僅可於會上投票反對決議案的權利。

該等信託、該等家族公司、呂氏家族成員、呂博士、呂耀東、呂耀南、少數權益實方及彼等各自的最終實益擁有人及彼等各自的聯繫人，共同控制或有權行使控制1,313,195,860股嘉華國際股份，相當於約56.25%的投票權，按需要及已經在嘉華國際股東特別大會上就該決議案放棄投票。股東就該決議案進行投票時，未受其他限制。

嘉華國際的股份過戶登記分處香港中央證券登記有限公司擔任嘉華國際股東特別大會點票的監票人。

完成

收購協議將於二零零五年七月二十二日完成。根據收購協議的條款，嘉華建材可酌情以現金及／或定息票據支付無需透過發行嘉華建材代價股份支付的收購價。嘉華建材已決定於完成時將按下列方式支付收購價：

賣方名稱	嘉華建材代價股份	嘉華建材代價股份的協定價值（港元）	「A」系列定息票據（港元）	「B」系列定息票據（港元）	現金（港元）	總代價（港元）
City Lion	1,160,449,206	9,283,593,648	無	2,320,898,413	無	11,604,492,061
Netfinity	161,066,521	1,288,532,168	無	無	無	1,288,532,168
Recurrent Profits	111,138,039	889,104,312	無	50,906,654	無	940,010,966
Brightwealth	325,615,622	2,604,924,976	85,771,245	無	565,460,000	3,256,156,221
Future Leader	82,250,410	658,003,280	86,663,291	無	571,340,000	1,316,006,571
總計：	1,840,519,798	14,724,158,384	172,434,536	2,371,805,067	1,136,800,000	18,405,197,987

收購價為數1,136,800,000港元的現金部分，將利用嘉華建材於二零零五年四月二十一日以先舊後新配售股份的所得款項撥支。嘉華建材從先舊後新配售股份收取的所得款項淨額（扣除費用及開支後）約為1,137,000,000港元。嘉華國際或嘉華建材不擬於完成後發表進一步公佈。

董事

於本公佈發出日期，嘉華國際的執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生及黃乾亨博士；而獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

於本公佈發出日期，嘉華建材的執行董事為呂志和博士、呂耀東先生、陳啟能先生、徐應強先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為鄭慕智先生；而獨立非執行董事為張惠彬博士、顏志宏先生及龔樹林博士。

承董事會命
嘉華國際集團有限公司
公司秘書
鄭兆文

承董事會命
嘉華建材有限公司
公司秘書
陳麗潔

香港，二零零五年七月十九日

* 僅供識別

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司*
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
(incorporated in Hong Kong with limited liability)
(Stock Code: 27)

POSSIBLE ACQUISITION OF 88.1% OF THE VOTING SHARES CARRYING 97.9% OF THE ECONOMIC INTEREST IN GALAXY CASINO, S.A.

CONNECTED TRANSACTION AND VERY SUBSTANTIAL ACQUISITION FOR, AND CHANGE OF NAME OF K. WAH CONSTRUCTION MATERIALS LIMITED

AND

CONNECTED TRANSACTION, DEEMED VERY SUBSTANTIAL DISPOSAL AND VERY SUBSTANTIAL ACQUISITION FOR K. WAH INTERNATIONAL HOLDINGS LIMITED

KWIH BONDHOLDER APPROVAL AND EXTENSION OF DEADLINES FOR POSTING OF CIRCULAR AND FOR SATISFACTION OF CONDITIONS

Holders of the KWIH Bonds have assented to the modification of the Terms and Conditions of the KWIH Bonds as a result of which Completion is no longer conditional on holders of the KWIH Bonds having passed an appropriate resolution. Other conditions have not yet been satisfied.

KWIH and KWCM have applied to the Stock Exchange for an extension of the deadline for despatching the Circular to not later than 30 June, 2005 and the deadline for satisfaction of the conditions of the Acquisition Agreement has been extended to 31 July, 2005.

It is the intention of KWIH and KWCM that their Circular will be posted to their respective shareholders by 30 June, 2005 at the very latest.

Completion is subject to satisfaction of conditions precedent which may or may not be satisfied, and the Acquisition may or may not proceed. KWIH Shareholders, KWCM Shareholders and potential investors should exercise caution in dealing in the shares of KWIH and KWCM.

On 18 April, 2005, K. Wah International Holdings Limited ("KWIH") and K. Wah Construction Materials Limited ("KWCM") made a press announcement (the "Announcement") regarding, inter alia, the possible acquisition by KWCM of the Galaxy Equity Interest. Unless otherwise defined, capitalised terms used herein have the meanings ascribed to them in the Announcement.

KWIH BONDHOLDER RESOLUTION

Holders of the KWIH Bonds have today passed a resolution, to the satisfaction of KWCM, amongst other things, assenting to the modification of the Terms and Conditions of the KWIH Bonds by deleting Condition 11 paragraph (xi) ("Share Ownership") of the Conditions of the KWIH Bonds in its entirety and sanctioning every abrogation, modification, compromise or arrangement in respect of the rights of the holders of the KWIH Bonds against the issuer of the KWIH Bonds and/or KWIH involved in or resulting from that modification. Accordingly, Completion is no longer conditional on holders of the KWIH Bonds having duly passed an appropriate resolution waiving, or otherwise relaxing, compliance with condition 11(xi) of the KWIH Bonds to the satisfaction of KWCM. Other conditions have not yet been satisfied.

EXTENSION OF DEADLINE FOR CIRCULAR

Pursuant to Rules 14.38, 14.48 and 14A.49 of the Listing Rules, a circular (the "Circular") containing, among other things, details of the possible acquisition by KWCM of the Galaxy Equity Interest, is required to be despatched by KWIH and KWCM to their respective shareholders within 21 days after the publication of the Announcement.

On 6 May, 2005, KWIH and KWCM announced a delay in the publication of the Circular. KWIH and KWCM have applied to the Stock Exchange for a further extension of the deadline for despatching the Circular to not later than 30 June, 2005. The reason for the application was that additional time is required to finalise the information to be included in the Circular.

AMENDED ACQUISITION AGREEMENT

The Acquisition Agreement has been further amended by an agreement dated 31 May, 2005 so that the deadline for satisfaction of the conditions of the Acquisition Agreement has also been extended to 31 July, 2005. The Macau government has confirmed that transfer of the Galaxy Equity Interest may take place on or before 30 September, 2005.

The intention of all parties is that the Acquisition Agreement will be completed as soon as possible. The extension to 31 July, 2005 was arranged as a precaution in case that proves to be impossible.

It is the intention of KWIH and KWCM that their Circular will be posted to their respective shareholders by 30 June, 2005 at the very latest.

CAUTION

Completion is subject to satisfaction of conditions precedent which may or may not be satisfied, and the Acquisition may or may not proceed. KWIH Shareholders, KWCM Shareholders and potential investors should exercise caution in dealing in the shares of KWIH and KWCM.

Further announcements will be made as and when appropriate.

DIRECTORS

At the date of this announcement, the executive directors of KWIH are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu, the non-executive directors are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang, and the independent non-executive directors are Sir David Akers-Jones, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

At the date of this announcement, the executive directors of KWCM are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. William Lo Chi Chung, Ms. Paddy Tang Lui Wai Yu and Mr. Joseph Chee Ying Keung, the non-executive director is Mr. Moses Cheng Mo Chi, and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
K. Wah International Holdings Limited
Seaman KWOK Siu Man
Company Secretary

By Order of the Board of
K. Wah Construction Materials Limited
Kitty CHAN Lai Kit
Company Secretary

Hong Kong, 31 May, 2005

* *For identification only.*

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司*
（於百慕達註冊成立的有限公司）
（股份代號：173）

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
（於香港註冊成立的有限公司）
（股份代號：27）

可能收購
銀河娛樂場股份有限公司
的88.1%有投票權股份
（附有97.9%經濟權益）
嘉華建材有限公司
的關連交易及非常重大的收購事項
以及更改公司名稱
及
K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司
的關連交易、被視為非常重大的出售事項
及非常重大的收購事項
嘉華國際債券持有人批准
及
延長寄發通函及滿足條件的最後限期

嘉華國際債券持有人已同意修改嘉華國際債券的條款及條件；有鑒於此，完成毋須再以嘉華國際債券持有人通過適當決議案為條件。其他條件則尚未滿足。

嘉華國際及嘉華建材已向聯交所申請，將寄發該通函的最後限期延至不遲於二零零五年六月三十日，而達成收購協議條件的最後限期則已延至二零零五年七月三十一日。

嘉華國際及嘉華建材有意最遲於二零零五年六月三十日向彼等各自的股東寄發該通函。

由於完成須待先決條件滿足後方可作實，而該等先決條件可能會亦可能不會滿足，故此收購事項會否進行仍屬未知之數。嘉華國際股東、嘉華建材股東及有意投資者在買賣嘉華國際及嘉華建材的股份時，務須小心審慎。

於二零零五年四月十八日，嘉華國際集團有限公司（「嘉華國際」）與嘉華建材有限公司（「嘉華建材」）就有關（其中包括）嘉華建材可能收購銀河股權發出一份報章公佈（「該公佈」）。除另有界定者外，本公佈所用的詞彙與該公佈所賦予的涵義相同。

嘉華國際債券持有人的決議案

嘉華國際債券持有人今日在嘉華建材滿意的情況下通過一項決議案，當中內容包括同意對嘉華國際債券的條款及條件作出修改，即把嘉華國際債券條件第11項第(xi)段（「股份擁有權」）取消，及對因上述修改而牽涉或產生的嘉華國際債券持有人對嘉華債券發行人及／或嘉華國際的權力的各項廢除、修改、妥協或安排給予認可。有鑒於此，完成毋須再以嘉華國際債券持有人在嘉華建材滿意的情況下正式通過適當決議案豁免或以其他方式放寬嘉華國際債券第11(xi)項條件的遵守為條件。其他條件則尚未滿足。

延長通函的最後限期

根據上市規則第14.38條、第14.48條及第14A.49條，嘉華國際及嘉華建材須於刊發該公佈後二十一日內，向彼等各自的股東寄發載列（其中包括）嘉華建材可能收購銀河股權的詳情的通函（「該通函」）。

嘉華國際及嘉華建材於二零零五年五月六日宣佈延遲刊發該通函。由於需要額外時間落實將收錄於該通函內的資料，嘉華國際及嘉華建材已向聯交所申請，將寄發該通函的最後限期進一步延至不遲於二零零五年六月三十日。

經修訂的收購協議

收購協議已由二零零五年五月三十一日達成的協議進一步修訂，因此達成收購協議條件的最後限期亦已延至二零零五年七月三十一日。澳門政府確認，轉讓銀河股權一事可於二零零五年九月三十日或之前進行。

各訂約方均有意盡快完成收購協議。延期至二零零五年七月三十一日，乃為一旦證實無法盡快完成收購協議而安排的預防措施。

嘉華國際及嘉華建材有意最遲於二零零五年六月三十日向彼等各自的股東寄發該通函。

審慎行事

由於完成須待先決條件滿足後，方可作實，而該等先決條件可能會亦可能不會滿足，故此收購事項會否進行仍屬未知之數。嘉華國際股東、嘉華建材股東及有意投資者在買賣嘉華國際及嘉華建材的股份時，務須小心審慎。

將在適當情況下於適當時候另行發表公佈。

董事

於本公佈發出日期，嘉華國際的執行董事為呂志和博士、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生及黃乾亨博士；而獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

於本公佈發出日期，嘉華建材的執行董事為呂志和博士、呂耀東先生、陳啟能先生、羅志聰先生、鄧呂慧瑜女士及徐應強先生；非執行董事為鄭慕智先生；而獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
嘉華國際集團有限公司
公司秘書
郭兆文

承董事會命
嘉華建材有限公司
公司秘書
陳麗潔

香港，二零零五年五月三十一日

* 僅供識別

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

This Circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares or other securities.

If you are in doubt as to any aspect of this Circular or as to the actions to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in K. Wah Construction Materials Limited or K. Wah International Holdings Limited (as the case may be), you should at once hand this Circular and the relevant accompanying proxy form to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司*
(incorporated in Bermuda with limited liability)
(Stock Code: 173)

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
(incorporated in Hong Kong with limited liability)
(Stock Code: 27)

POSSIBLE ACQUISITION OF 88.1% OF THE VOTING SHARES CARRYING 97.9% OF THE ECONOMIC INTEREST IN GALAXY CASINO, S.A.

CONNECTED TRANSACTION AND VERY SUBSTANTIAL ACQUISITION FOR K. WAH CONSTRUCTION MATERIALS LIMITED

AND

CONNECTED TRANSACTION, DEEMED VERY SUBSTANTIAL DISPOSAL AND VERY SUBSTANTIAL ACQUISITION FOR K. WAH INTERNATIONAL HOLDINGS LIMITED

Financial adviser to K. Wah Construction Materials Limited

UBS Investment Bank

Independent financial adviser to the independent board committee and independent shareholders of K. Wah Construction Materials Limited

COMMERZBANK
Commerzbank AG Hong Kong Branch

Independent financial adviser to the independent board committee and independent shareholders of K. Wah International Holdings Limited

ANGLO CHINESE
CORPORATE FINANCE, LIMITED

A letter from the KWCM Independent Board Committee is set out on pages 91 to 92 of this Circular and a letter from Commerzbank AG, the independent financial adviser to the KWCM Independent Board Committee and the KWCM Independent Shareholders, is set out on pages 93 to 140 of this Circular.

A notice convening the KWCM EGM to be held at Island Shangri-La Hong Kong, Level 39, Atrium Room, Two Pacific Place, Supreme Court Road, Central, Hong Kong on Tuesday, 19 July 2005 at 2:00 p.m. is set out on pages 570 to 571 of this Circular. Whether or not KWCM Shareholders are able to attend the KWCM EGM, KWCM Shareholders are requested to complete and return the enclosed ***BLUE*** form of proxy in accordance with the instructions printed thereon to the registered office of KWCM at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for holding the KWCM EGM. Completion and return of the ***BLUE*** form of proxy will not preclude KWCM Shareholders from attending and voting in person at the KWCM EGM or any adjournment thereof should KWCM Shareholders so wish.

A letter from the KWIH Independent Board Committee is set out on pages 141 and 142 of this Circular and a letter from Anglo Chinese Corporate Finance, Limited, the independent financial adviser to the KWIH Independent Board Committee and the KWIH Independent Shareholders, is set out on pages 143 to 161 of this Circular.

A notice convening the KWIH SGM to be held at Island Shangri-La Hong Kong, Level 39, Atrium Room, Two Pacific Place, Supreme Court Road, Central, Hong Kong on Tuesday, 19 July 2005 at 3:00 p.m. is set out on pages 572 and 573 of this Circular. Whether or not KWIH Shareholders are able to attend the KWIH SGM, KWIH Shareholders are requested to complete and return the enclosed ***WHITE*** form of proxy in accordance with the instructions printed thereon to the principal place of business in Hong Kong of KWIH at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for holding the KWIH SGM. Completion and return of the ***WHITE*** form of proxy will not preclude KWIH Shareholders from attending and voting in person at the KWIH SGM or any adjournment thereof should KWIH Shareholders so wish.

* *For identification only*

30 June 2005

EXPECTED TIMETABLE

	2005
Latest time for return of **BLUE** form of proxy in respect of the KWCM EGM	2:00 p.m. on 17 July
Latest time for return of **WHITE** form of proxy in respect of the KWIH SGM	3:00 p.m. on 17 July
KWCM EGM	2:00 p.m. on 19 July
KWIH SGM	3:00 p.m. on 19 July
Date of completion of the Acquisition	22 July

CONTENTS

	Page
Definitions	1
Forward-looking Statements	9
The Macau Gaming Industry	10
Letter from the KWCM Directors	29
Letter from the KWIH Directors	49
Description of the Galaxy Group	57
Letter from the KWCM Independent Board Committee	91
Letter from Commerzbank	93
Letter from the KWIH Independent Board Committee	141
Letter from Anglo Chinese	143
Appendices	
I. Risk Factors	162
II. Valuation of Galaxy Group	182
III. Financial Information about KWCM	195
IV. Financial Information about KWIH	240
V. Financial Information about Galaxy	300
VI. Unaudited Pro Forma Financial Information on the Enlarged KWCM Group	345
VII. Unaudited Pro Forma Financial Information on the Remaining KWIH Group	356
VIII. Property Valuation — The Remaining KWIH Group	367
IX Property Valuation — The KWCM Group	458
X. Property Valuation — The Galaxy Group	506
XI. General Information about KWIH	520
XII. General Information about KWCM	533

CONTENTS

	Page
XIII. General Information about Galaxy	546
XIV. Other General Information	563
XV. Terms of the FRNs	568
Notice of the KWCM EGM	570
Notice of the KWIH SGM	572

In this Circular, unless the context otherwise requires, the following terms have the meanings set opposite them below.

"Acquisition"	the acquisition by KWCM of the Galaxy Equity Interest pursuant to the Acquisition Agreement;
"Acquisition Agreement"	the Acquisition Agreement dated 14 March 2005 among the Family Companies, Hugo Legend, the Minority Vendors, Canton Treasure and KWCM, in relation to, inter alia, the Acquisition, as amended by the Supplemental Agreements;
"American Appraisal"	American Appraisal China Limited, the independent valuer of the Galaxy Group;
"Anglo Chinese"	Anglo Chinese Corporate Finance, Limited, a corporation deemed licensed to carry out types 1, 4, 6 and 9 regulated activities under the SFO;
"associates"	the meaning ascribed to it in the Listing Rules;
"Brightwealth"	Brightwealth Investments Limited, a company incorporated in the British Virgin Islands on 23 November 2004 and a subsidiary of Guoco Group Limited, the latter of which is listed on the Stock Exchange;
"Brightwealth Options"	the put and call options between Brightwealth, Kentlake and Top Notch referred to in the section headed "Brightwealth Options" in the "Letter from the KWCM Directors" in this Circular;
"Brightwealth Option Deeds"	two deeds each dated 3 February 2005 between Brightwealth and each of the Option Holders in respect of the Brightwealth Options;
"business day"	a day (other than a Saturday) on which banks are open for business in Hong Kong;
"CAGR"	compound annual growth rate;
"Call Option"	the option granted by Brightwealth under the relevant Brightwealth Option Deeds to the Option Holders to require Brightwealth to sell its Galaxy Shares;
"Canton Treasure"	Canton Treasure Group Ltd., a company incorporated in the British Virgin Islands on 13 October 2004 and wholly-owned by KWCM;
"City Lion"	City Lion Profits Corp., a company incorporated in the British Virgin Islands on 13 October 2004 and wholly-owned by the Principal Trust;

"Commerzbank"	Commerzbank AG, acting through its Hong Kong branch, an authorized financial institution registered with the Hong Kong Monetary Authority licensed to carry out types 1, 4, 6 regulated activities (as set out in Schedule 5 of the SFO);
"Completion"	completion of the sale and purchase of the Galaxy Equity Interest pursuant to the Acquisition Agreement;
"Concession"	Concession Contract for the Operation of Games of Chance or Other Games in Casino in the Special Administrative Region of Macau dated 26 June 2002 between the Special Administrative Region of Macau and Galaxy, as amended and supplemented by a supplemental agreement between the same parties dated 19 December 2002;
"Consideration KWCM Shares"	1,840,519,798 new KWCM Shares to be issued by KWCM as part of the consideration for the Acquisition;
"Dr. Ho"	Dr. Stanley Ho;
"Dr. Lui"	Dr. Lui Che Woo, a director of KWIH, KWCM and Galaxy;
"EBITDA"	earnings before interest, tax, depreciation and amortisation, a measure of financial performance;
"Employee Options"	options to subscribe for an aggregate of 18,952,000 KWCM Shares granted pursuant to the employee share option schemes of KWCM adopted on 10 September 1996 and 30 May 2002 respectively and outstanding at the Latest Practicable Date, with exercise prices per KWCM Share ranging from HK$0.514 to HK$0.5333;
"Enlarged KWCM Group"	the KWCM Group immediately after Completion, including the Galaxy Group;
"Executive"	the executive director of the Corporate Finance Division of the SFC;
"Family Companies"	City Lion, Netfinity and Recurrent Profits;
"Francis Lui"	Mr. Francis Lui Yiu Tung, a director of KWCM, KWIH and Galaxy and a member of the Lui Family;
"FRNs"	unsecured fixed rate notes up to the aggregate principal amount of HK$3,681,039,603 that will mature 13 months after issue and which may be issued by KWCM to the Vendors at Completion;
"Future Leader"	Future Leader Management Limited, a company incorporated in the British Virgin Islands on 18 August 2003 and ultimately beneficially owned by Pedro Ho;

"Galaxy"	Galaxy Casino, S.A., a company incorporated on 30 November 2001 in and organised under the laws of Macau whose registered office is at Avenida da Praia Grande n° 409, Edificio China Law, 25° andar, em Macau;
"Galaxy A Shares"	voting shares of MOP1,000 each in the capital of Galaxy having the rights described in the section headed "Capital Structure of Galaxy" in the part of this Circular headed "Description of the Galaxy Group";
"Galaxy B Shares"	voting shares of MOP1,000 each in the capital of Galaxy having the rights described in the section headed "Capital Structure of Galaxy" in the part of this Circular headed "Description of the Galaxy Group";
"Galaxy Casino at Cotai City Club"	Galaxy's planned city club casino at the Cotai reclamation area in Macau;
"Galaxy Casino at Rio Hotel"	Galaxy's planned city club casino at Quarteirão 9, Lots C & D at Zona de Aterros do Porto Exterior, Macau;
"Galaxy Casino at Waldo Hotel"	Galaxy's casino at Zona de Aterros do Porto Exterior, Lot 6J, Av. da Amizade, Macau;
"Galaxy Cotai Mega Resort"	Galaxy's planned flagship hotel and casino resort in the Cotai reclamation area in Macau;
"Galaxy Equity Interest"	838,719 Galaxy B Shares representing 97.9% of the economic interest in Galaxy;
"Galaxy Group"	Galaxy and its subsidiaries;
"Galaxy Shares"	Galaxy A Shares and Galaxy B Shares;
"Galaxy StarWorld"	Galaxy's planned hotel and casino resort at Lot 3 (A2/I) of Zona de Aterros do Porto Exterior, Macau;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"HKFRS"	Hong Kong Financial Reporting Standards including the revisions effective 1 January 2005, accounting standards issued by Hong Kong Institute of Certified Public Accountants;
"Hong Kong"	the Hong Kong Special Administrative Region of The People's Republic of China;
"Hugo Legend"	Hugo Legend Asia Corporation Limited, a company incorporated in the British Virgin Islands on 15 July 2003 and wholly-owned, ultimately, by Mr. Suen Suk Hing, an Independent Third Party in respect of KWIH and KWCM;

"Independent Third Party"	— in respect of KWIH, a person who and whose ultimate beneficial owner, to the best knowledge, information and belief of the KWIH Directors having made all reasonable enquiries, is a third party independent of and not connected with KWIH, the Family Companies, or any connected persons of KWIH and not being a party acting in concert with KWCM, Dr. Lui or their respective associates with respect to KWIH for the purposes of the Takeovers Code; — in respect of KWCM, a person who and whose ultimate beneficial owner, to the best knowledge, information and belief of the KWCM Directors having made all reasonable enquiries, is a third party independent of and not connected with KWCM, the Family Companies, or any connected persons of KWCM and not being a party acting in concert with KWIH, Dr. Lui or their respective associates with respect to KWCM for the purposes of the Takeovers Code; and in each case as "connected" is interpreted for the purposes of the Listing Rules;
"Kentlake"	Kentlake International Investments Limited, a company incorporated in the British Virgin Islands on 2 May 2003 and controlled by Francis Lui and in which Pedro Ho has a 35% interest;
"KWCM"	K. Wah Construction Materials Limited, a company incorporated in Hong Kong with limited liability on 19 May 1987, the shares of which are listed on the main board of the Stock Exchange;
"KWCM Board"	the board of KWCM Directors;
"KWCM Directors"	the directors of KWCM;
"KWCM EGM"	the extraordinary general meeting of KWCM convened for the purpose of approving, among other matters, the Acquisition, notice of which is set out on pages 570 to 571 of this Circular;
"KWCM Group"	KWCM and its subsidiaries at the Latest Practicable Date;
"KWCM Independent Board Committee"	an independent committee of the KWCM Board established to advise KWCM Independent Shareholders on the Acquisition;
"KWCM Independent Shareholders"	holders of KWCM Shares other than KWIH, the Trusts, the Family Companies, the Lui Family, Dr. Lui, Francis Lui, Lawrence Lui, the Minority Vendors and their respective ultimate beneficial owners and associates and any KWCM Shareholder and its associate which has a material interest in the Acquisition;

"KWCM Shares"	shares of HK$0.10 each in the capital of KWCM;
"KWCM Shareholder(s)"	holder(s) of KWCM Shares;
"KWIH"	K. Wah International Holdings Limited, an exempted company incorporated in Bermuda with limited liability on 2 May 1989, the shares of which are listed on the main board of the Stock Exchange;
"KWIH Board"	the board of KWIH Directors;
"KWIH Bonds"	the HK$864,260,000 (initial principal amount) 0.50% guaranteed convertible bonds due 2009 convertible into fully-paid KWIH Shares and issued by K. Wah International Finance Limited (a wholly-owned subsidiary of KWIH) on 23 March 2004;
"KWIH Directors"	the directors of KWIH;
"KWIH Group"	KWIH and its subsidiaries at the Latest Practicable Date;
"KWIH Independent Board Committee"	an independent committee of the KWIH Board established to advise KWIH Independent Shareholders on the Acquisition;
"KWIH Independent Shareholders"	holders of the KWIH Shares other than the Trusts, the Family Companies, the Lui Family, Dr. Lui, Francis Lui, Lawrence Lui, the Minority Vendors, and their respective ultimate beneficial owners and associates and any KWIH Shareholder and its associate which has a material interest in the Acquisition;
"KWIH SGM"	the special general meeting of KWIH convened for the purpose of approving the Acquisition, the issue by KWCM of the Consideration KWCM Shares and the deemed disposal of KWCM pursuant thereto, notice of which is set out on pages 572 and 573 of this Circular;
"KWIH Shares"	shares of HK$0.10 each in the capital of KWIH;
"KWIH Shareholders"	holder(s) of the KWIH Shares;
"Last Dealing Date"	4 March 2005, being the last trading day for the KWCM Shares and the KWIH Shares prior to the suspension of dealings in the KWCM Shares and the KWIH Shares on 7 March 2005;
"Latest Practicable Date"	24 June 2005, being the latest practicable date prior to the printing of this Circular for ascertaining certain information in this Circular;
"Lawrence Lui"	Mr. Lawrence Lui Yiu Nam, a director of Galaxy and a member of the Lui Family;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;

"Lui Family"	all the sons and daughters of Dr. Lui, namely Francis Lui, Lawrence Lui, Ms. Paddy Tang Lui Wai Yu, Ms. Eileen Cheng Lui Wai Ling and Mr. Alexander Lui Yiu Wah, and their respective associates and companies controlled by them;
"Macau"	the Macau Special Administrative Region of The People's Republic of China;
"Macau DICJ"	Direcção de Inspecção e Coordenação de Jogos de Macau, or the Gaming Inspection and Coordination Bureau of the Government of Macau;
"Mainland China"	The People's Republic of China, excluding Hong Kong, Macau and Taiwan;
"Minority Vendors"	Brightwealth and Future Leader, which together hold 21.9% of the issued voting shares in Galaxy (representing 24.3% of the economic interest in Galaxy), and each of which was at the date of the Acquisition Agreement, and remains as at the date of this Circular, an Independent Third Party in respect of KWIH and KWCM;
"MOP"	Macau Patacas;
"Netfinity"	Netfinity Assets Corporation, a company incorporated in the British Virgin Islands on 8 September 2004, and wholly-owned by Lawrence Lui;
"Option Holders"	Kentlake and Top Notch;
"Pedro Ho"	Mr. Pedro Ho alias Ho On Chun, a director of Galaxy;
"Principal Trust"	a discretionary Lui Family trust established under the laws of Jersey, in respect of which HSBC International Trustee Limited is the sole trustee;
"promoters" or "VIP promoters"	individuals or corporations who engage in the activity of promotion of games of fortune and other games in casinos;
"Purchase Price"	HK$18,405,198,023;
"Put Option"	the option granted to Brightwealth under the relevant Brightwealth Option Deeds to require the Option Holders to buy Galaxy Shares;
"Recurrent Profits"	Recurrent Profits Limited, a company incorporated in the British Virgin Islands on 15 March 2002 and wholly-owned by Francis Lui;
"Remaining KWIH Group"	the KWIH Group immediately after Completion, excluding KWCM and its subsidiaries;

"Repurchase Code"	the Hong Kong Code on Share Repurchases;
"RMB"	Renminbi, the lawful currency of Mainland China;
"Secondary Trust"	a second discretionary Lui Family trust established under the laws of Jersey, in respect of which HSBC International Trustee Limited is the sole trustee;
"SFC"	the Securities and Futures Commission of Hong Kong;
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong;
"SJM"	Sociedade de Jogos de Macau, S.A.;
"sq.ft."	square foot(feet);
"sq.m."	square metre(s);
"STDM"	Sociedade de Turismo e Diversoes de Macao, a company controlled by Dr. Ho;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Sub-Concession"	the Sub-concession Contract for Operation of Games of Chance or Other Games in Casino in the Macau Special Administrative Region between Galaxy and Venetian Macau S.A. dated 19 December 2002;
"Supplemental Agreements"	(1) an agreement dated 1 April 2005 and (2) an agreement dated 31 May 2005 both supplemental to the Acquisition Agreement;
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers;
"Top Notch"	Top Notch Opportunities Limited, a company incorporated in the British Virgin Islands on 15 March 2002 and controlled by Francis Lui;
"Trusts"	the Principal Trust and the Secondary Trust;
"UBS Investment Bank"	a business group of UBS AG, a corporation licensed to carry out regulated activities type 1, 4, 6 and 9 under the SFO;
"U.S." or "U.S.A."	the United States of America;
"US$"	United States dollars, the lawful currency of the U.S.;
"Vendors"	the Family Companies and the Minority Vendors;

"Venetian Agreement"	an agreement between Pedro Ho, Advantage Global Limited, Wealth Grand Limited, Best Done Developments Limited, Bestwin Profits Limited, Galaxy Resorts Limited, Venetian Macau Management Limited, Galaxy and Venetian Venture Development, LLC dated 26 December 2002;
"VIP gaming"	table gaming reserved for certain games and players, and operated in a special gaming room or area;
"Wealth Access"	Wealth Access Holdings Limited, a company incorporated in the British Virgin Islands on 28 March 2003 and owned by Mr. Yeung Chi Hang and Mr. Cheng Kwee, both Independent Third Parties in respect of KWIH and KWCM. It is a Galaxy shareholder but not a Minority Vendor;
"Wise Gain"	Wise Gain Profits Limited, a company incorporated in the British Virgin Islands on 18 August 2003, ultimately and beneficially owned as to 90% by Wealth Access and as to 10% by Galaxy; and
"%"	per cent.

Unless otherwise specified herein, sums in this Circular expressed in MOP have been translated into HK$ at the rate MOP1.03 = HK$1.00;

Unless otherwise specified herein, sums in this Circular expressed in US$ have been translated into HK$ at the rate US$1.00 = HK$7.80;

No representation is made that any amounts in MOP and/or US$ could have been or could be converted at the above rates or at any other rates or at all.

Some numbers in this Circular have been rounded. As a result, totals may not add up to exactly 100%.

Certain English translations of Chinese or Portuguese names or words in this Circular are included for information purposes only, and should not be relied upon as the official translations of such Chinese or Portuguese names or words.

FORWARD-LOOKING STATEMENTS

This Circular contains forward-looking statements. The words "believe", "intend", "is confident", "expect", "anticipate", "project", "estimate", "predict" and similar expressions identify forward-looking statements. These forward-looking statements are not historical facts. Rather, the forward-looking statements are based on the current beliefs, assumptions, expectations, estimates and projections of the Directors and management of KWIH, KWCM and/or Galaxy about the business and the industry and markets in which KWIH, KWCM and/or Galaxy operate. These forward-looking statements include, without limitation, statements relating to revenues and earnings. Directors of KWIH, KWCM and Galaxy believe that the expectations, estimates and projections reflected in these forward-looking statements are reasonable.

These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the control of KWIH, KWCM and/or Galaxy and are difficult to predict. Consequently, actual results could differ materially from the information contained in the forward-looking statements.

Special attention is drawn to the risk factors set out in the "Risk Factors" in Appendix I to this Circular but generally undue reliance should not be placed on these forward-looking statements, which reflect the views of Directors and management of KWIH, KWCM and/or Galaxy as at the date of this Circular only. Subject to any requirements of the Listing Rules and the SFO, KWIH, KWCM and Galaxy undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after publication of this Circular.

THE MACAU GAMING INDUSTRY

History of Macau's gaming market

Gaming has been lawful in Macau since 1937. In 1962, the then government of Macau awarded an exclusive casino gaming concession to STDM, whose operations are now conducted through its successor, SJM.

In December 1999, control of Macau reverted to Mainland China. The new Macau government has recognised gaming as a tool to promote tourist traffic to Macau and anchor an expanded tourism industry. The Macau government concluded that liberalisation would create the impetus to bring its facilities up to international physical and operating standards, but more importantly, the motivation that would promote investment in the development of an entirely new series of gaming, resort, entertainment and exhibition operations.

In December 2001, the Macau government decided to bring an end to STDM's monopoly of the gaming industry and to liberalise laws and regulations applicable to gaming activities. According to the Macau DICJ, in 2002, gaming concessions were granted to three concessionaires after tendering. The three operators are (i) SJM, whose concession is valid until March 2020, (ii) Wynn Resorts (Macao), S.A., whose concession is valid until June 2022, and (iii) Galaxy, whose concession is valid until June 2022. Galaxy granted the Sub-Concession in December 2002 to Venetian Macau, S.A.

In 2004, Macau was the world's second largest gaming market, behind the Las Vegas Strip. In 2004, Macau recorded MOP40.2 billion (approximately HK$39 billion) in total gaming revenue (from games of fortune), an increase of 44% from 2003, as illustrated below:

Location	2001 Gaming revenue[4] *(bn)*	2002 Gaming revenue[4] *(bn)*	Growth rate *(%)*	2003 Gaming revenue[4] *(bn)*	Growth rate *(%)*	2004 Gaming revenue[4] *(bn)*	Growth rate *(%)*
Las Vegas Strip[1]	US$4.70 (approx. HK$36.7)	US$4.65 (approx. HK$36.3)	(1.1)	US$4.76 (approx. HK$37.2)	2.4	US$5.33 (approx. HK$41.6)	12.1
Atlantic City[2]	US$4.30 (approx. HK$33.6)	US$4.38 (approx. HK$34.2)	1.9	US$4.49 (approx. HK$35.0)	2.5	US$4.81 (approx. HK$37.6)	7.1
Macau[3]	MOP18.11 (approx. HK$17.6)	MOP21.55 (approx. HK$20.9)	19.0	MOP27.85 (approx. HK$27.1)	29.3	MOP40.19 (approx. HK$39.0)	44.3

(1) *Source: Nevada Gaming Control Board, gaming revenue reports*

(2) Source: New Jersey Casino Control Commissions' gaming revenue reports

(3) Source: Macau DICJ official website

(4) Refers to casino wins from table games and slot machines after the payout of winnings.

Gaming revenue (HK$ bn) for 2001 — 2004 for Macau, Atlantic City and Las Vegas Strip


45
40
35
30
25
20
15
Gaming revenue (HK$bn)
01-04 CAGR: 4.3%
01-04 CAGR: 3.8%
01-04 CAGR: 30.3%
2001
2002
2003
2004
Macau
Atlantic City
Las Vegas Strip

Source: Nevada Gaming Control Board, New Jersey Casino Control Commission, Macau DICJ

According to the Macau Statistics and Census Service, total gaming revenue (from games of fortune) for the first four months of 2005 was MOP14.1 billion (approximately HK$13.7 billion). This compares with US$1,909 million (approximately HK$14.9 billion) and US$1,572 million (approximately HK$12.3 billion) for the same period in Las Vegas Strip and Atlantic City, according to the Nevada Gaming Control Board and New Jersey Casino Control Commission respectively.

One common measure of business performance in casinos is the "daily win per table", which gauges how much a casino makes from each table, be it through baccarat, blackjack, roulette or other games.

In the Las Vegas Strip and Atlantic City, USA the average daily win per table in 2004 were both around US$2,400 (approximately HK$18,720) according to the Nevada Gaming Control Board and New Jersey Casino Control Commission. In Macau, the daily average was more than MOP143,000 (approximately HK$138,800) in 2004 according to the Macau DICJ.

Market demand

Macau is located amidst one of the world's largest pools of potential gaming patrons. Located less than an hour away from Hong Kong via a hydrofoil ferry system, Macau is widely regarded as one of the largest and fastest-growing gaming markets in the world. Macau also has the advantage of sharing a border with Mainland China's Guangdong province, which has approximately 80 million residents (according to the China Statistics Yearbook 2004) and is one of the most populous and prosperous regions of Mainland China. Approximately 16.7 million visitors arrived in Macau during 2004, according to the Macau Statistics and Census Service.

Since the reversion of Macau from Portugal to Mainland China, gaming revenue (from games of fortune) in Macau as published by Macau DICJ has grown from MOP13,037 million (approximately HK$12,658 million) in 1999 to MOP40,187 million (approximately HK$39,017 million) in 2004, reflecting a CAGR of 25.3%.

According to the Macau Statistics and Census Service, the number of visitors to Macau have also increased significantly from approximately 7.4 million in 1999 to 16.7 million in 2004, demonstrating a CAGR of 17.5%. During the same time period visitors from China increased from approximately 1.6 million in 1999 to 9.5 million in 2004, reflecting a 42.1% CAGR. Until recently, Mainland Chinese were only permitted to visit Macau as part of a tour group. Now that these travel restrictions have been removed for certain urban centres and economically developed regions, individual leisure travel to Macau is expected to increase and with it demand for casinos, as gaming is a popular leisure activity, and gaming visitors from China can visit Macau with greater frequency. For the period 2000–2004, gaming revenue (from games of fortune) growth in Macau approximately tracked the growth in total visitors to Macau.

Number of visitors to Macau (1999 -- 2004)


18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
No. of visitors (m)
7.4
9.2
10.3
11.5
11.9
16.7
17.5% CAGR
1.6
2.3
3.0
4.2
5.7
9.5
42.1% CAGR
1999
2000
2001
2002
2003
2004
Total no. of visitors (m)
No. of mainland China tourists (m)

Source: Macau Statistics and Census Service

Tourists travelling to Macau generally come from nearby Asian countries and regions, such as Mainland China, Hong Kong, Taiwan, South Korea and Japan. According to the Macau Statistics and Census Service, of the 16.7 million visitors that arrived in Macau in 2004, more than 57% came from Mainland China and over 30% from Hong Kong.

Visitor Distribution

Place of Residence	2000	2001	2002	2003	2004
Hong Kong	4,954,619	5,196,136	5,101,437	4,623,162	5,051,059
Mainland China	2,274,713	3,005,722	4,240,446	5,742,036	9,529,739
Taiwan	1,311,035	1,451,826	1,532,929	1,022,830	1,286,949
Japan	144,888	140,937	142,588	85,613	122,184
South Korea	45,365	48,274	50,447	38,281	65,631
East Asia — others	1,992	1,891	2,705	2,667	3,555
East Asia Subtotal	8,732,612	9,844,786	11,070,552	11,514,589	16,059,117
Others	429,600	434,187	460,289	373,287	613,439
Total:	9,162,212	10,278,973	11,530,841	11,887,876	16,672,556
Growth Rate	23.1%	12.2%	12.2%	3.1%	40.3%

In 2003 visitor arrivals were affected by the outbreak of severe acute respiratory syndrome.

Visitors to Macau by place of residence (2004)


America & Europe 2%
Rest of Asia 3%
Taiwan 8%
Hong Kong 30%
Mainland China 57%

Source: Macau Statistics and Census Service

According to the Macau Statistics and Census Service, visitors to Macau in the first five months of 2005 totalled approximately 7.5 million, which is an increase of 16.4% over the corresponding period in 2004. Visitors from Mainland China remain the major source of visitors,

constituting 55.9% of visitors to Macau in this period. In particular, the number of visitors from South East Asia recorded a significant growth of 91.2% during this period, demonstrating the increasing attractiveness of Macau as a regional tourist destination.

A major factor contributing to the significant tourist growth from Mainland China is the relaxation of travel restrictions. The introduction of the "Individual Visit Scheme" in 2003 allows residents from designated provinces and cities in Mainland China to visit Hong Kong and Macau on simplified travel formalities. The scheme has been expanding since 2003 and currently applies to residents in the Guangdong province and 13 other cities in Mainland China. In 2004, the number of Mainland China visitors travelling to Macau under the "Individual Visit Scheme" totalled 3,518,752, which represented approximately 37% of total Mainland China visitors to Macau. In May 2005, the comparable percentage was approximately 51%, as announced by the Macau Statistic and Census Service.

Another important factor in driving tourist growth is the emergence of an affluent middle class in Mainland China. According to the China Statistics Yearbook 2004, Mainland China's gross domestic product (at current prices) was approximately HK$11 trillion in 2003, compared to HK$3 trillion in 1993.

KWCM believes that as new facilities are introduced and standards of service further raised, Macau will become an even more desirable tourist destination.

Over the next few years the region is expected to have additional visitors as Macau will host the 2005 East Asia Games, "Disneyland", a theme park in Hong Kong, is expected to open in late 2005 and Beijing will host the 2008 Olympics.

Macau has her own international airport which connects air traffic to many major cities in Asia, such as Manila, Singapore, Taipei, Bangkok, Beijing and Shanghai. The Macau International Airport can accommodate large commercial airliners and has regularly scheduled air services to approximately 17 cities, including at least eight in Mainland China, with links to numerous other major Asian destinations. Furthermore, new infrastructure projects will bring in significant traffic flow from China, Hong Kong and other parts of the South China region. The Hong Kong-Zhuhai-Macau bridge, once completed, will connect cities across the Pearl River Delta with Hong Kong and Macau, whereas the new second Macau-HK Ferry terminal will double the existing capacity.

According to Macau Statistics and Census Service Monthly Bulletin of Statistics, the average visitor length of stay was only 1.1 days in 2004. For those who stayed overnight, the average stay in 2004 was only 1.5 days. This compares with an average visitor stay of 4.6 days in Las Vegas during 2004, based on information published by the Las Vegas Convention and Visitors Authority. Galaxy expects this length of stay to increase with increased visitation, the expansion of gaming and the addition of higher quality hotel resort accommodation in Macau. According to the Macau Statistics and Census Service, in 2004, there were 39 hotels and 31 guest houses in operation in Macau, of which nine were classified as "5-star". These hotels and guest houses maintained approximately 9,168 available rooms and experienced an approximately 75.6% average occupancy rate. As of the end of April 2005, there were approximately 10,636 rooms available in hotels and guest houses.

Hotel occupancy


90
80
70
60
50
40
30
20
10
0
Occupancy (%)
60.7
66.1
67.1
72.5
64.3
68.7
75.6
79.8
2001
2002
2003
2004
Occupancy of all hotel and guest house rooms
Occupancy of 3, 4, 5 stars hotel rooms

Source: Macau Statistics and Census Service

Hotel room numbers


12,000
10,000
8,000
6,000
4,000
2,000
0
No. of rooms
9,030
8,954
9,185
9,168
7,553
7,592
7,799
7,769
2001
2002
2003
2004
Total no. of all hotel and guest house rooms
Total no. of 3, 4, 5 stars hotel rooms

Source: Macau Statistics and Census Service

Gaming volume

Table games are the dominant form of gaming in Asia. Baccarat is by far the most popular game, followed by other traditional Western and Asian games. VIP gaming tables dominate the market in Macau, but there is potential for significant growth in mass market gaming tables and slot machines. Slot machines are offered in Macau, but they are few in number because the structure of the gaming market in Macau has historically favoured table gaming. However, with the increase in the mass market gaming in Macau, this is changing and slot machines of international standards are becoming an important feature of the market. Galaxy believes the limited emphasis on slot machines in the past also reflects the market's perception that slot machines offered in Macau were an inferior slot product. Galaxy nevertheless expects the slot machine business to grow in Macau and Galaxy intends to introduce more modern and popular products to appeal to the Asian marketplace.

Breakdown of gaming revenue in 2003 by game type


Slot Machines 0.8%
Others 2.8%
Black Jack 2.2%
Cussec 2.4%
Fish-Prawn-Crab 3.7%
Baccarat 10.8%
VIP Baccarat 77.3%

Breakdown of gaming revenue in 2004 by game type


Slot Machines 1.5%
Mini Baccarat 0.9%
Others 3.1%
Black Jack 2.9%
Cussec 2.9%
Fish-Prawn-Crab 3.1%
Baccarat 13.6%
VIP Baccarat 72.0%

Source: Macau DICJ

Macau gaming revenue (from games of fortune) breakdown 2001 — 2004

Location	2001 Gaming revenue *(bn)*	2002 Gaming revenue *(bn)*	2002 Growth rate *(%)*	2003 Gaming revenue *(bn)*	2003 Growth rate *(%)*	2004 Gaming revenue *(bn)*	2004 Growth rate *(%)*
VIP Baccarat	MOP12.76 (Approx HK$12.4)	MOP15.86 (Approx HK$15.4)	24.4%	MOP21.53 (Approx HK$20.9)	35.7%	MOP28.92 (Approx HK$28.1)	34.3%
Mass market table	MOP5.13 (Approx HK$5.0)	MOP5.46 (Approx HK$5.3)	6.3%	MOP6.09 (Approx HK$5.9)	11.5%	MOP10.65 (Approx HK$10.3)	74.9%
Slot machines	MOP0.22 (Approx HK$0.2)	MOP0.23 (Approx HK$0.2)	2.3%	MOP0.23 (Approx HK$0.2)	2.2%	MOP0.62 (Approx HK$0.6)	170.4%
Total	MOP18.11 (Approx HK$17.6)	MOP21.55 (Approx HK$20.9)		MOP27.85 (Approx HK$27.0)		MOP40.19 (Approx HK$39.0)	

Source: Macau DICJ

Competition

At the end of March 2005, in addition to 4 slot clubs operated by SJM, there were 17 casinos in Macau. SJM currently operates 15 of the facilities. Galaxy Casino at Waldo Hotel, the first of Galaxy's city club casinos, commenced operations in July 2004. Another operator, Venetian Macau S.A., currently operates the Sands Macau, which commenced operation in May 2004.

In addition to Galaxy, casino operators in Macau include:

- SJM, which currently operates 15 facilities throughout Macau. Historically, the predecessor of SJM, STDM was the only gaming operator in Macau, with over 40 years of operating experience in Macau. Besides Galaxy Casino at Waldo Hotel, SJM's casinos are the only gaming operations in Macau that presently make extensive use of VIP promoters to attract VIP play. SJM is obliged to invest at least approximately MOP4,737 million (approximately HK$4,599 million) as described in its investment plan submitted in tender for one of the three concession license. SJM's projects include the Grand Lisboa, the development of Fisherman's Wharf entertainment complex and Ponte 16 Resort. According to press reports, SJM also plans to open a number of casinos in some new hotels or property development. MGM Mirage has recently announced a sub-concession from SJM and that it has entered into a joint venture agreement with Dr. Ho's daughter, Pansy Ho Chiu-king, to develop, build and operate a major hotel-casino resort in Macau. The new facility, MGM Grand Macau, will feature a resort as well as a casino and other non-gaming amenities. The facility has begun construction and is expected to open in the second half of 2007. For the year ended 31 December 2004, SJM reported gaming revenue of MOP35,206 million (approximately HK$34,181 million).

- Wynn Resorts (Macao) S.A., a subsidiary of Wynn Resorts, Ltd., which is expected to open a facility in the third quarter of 2006. Wynn Resorts (Macao) S.A. is obliged to invest at least MOP4,000 million (approximately HK$3,884 million) by 26 June 2009 under its concession agreement with the government of Macau. Wynn Resorts (Macao) S.A. has begun construction of a facility that would be comprised of approximately 600 hotel rooms, a casino and other non-gaming amenities with a total estimated cost of US$1,049 million (approximately HK$8,182 million) according to its public filings.

- Venetian Macau S.A., a subsidiary of Las Vegas Sands Corp which has received the Sub-Concession from Galaxy. Under the Sub-Concession agreement, Venetian Macau S.A. is obliged to develop and open the Macau Venetian Casino Resort (in Cotai) by June 2006, as well as a convention centre by December 2006 and one "city club", and to invest, or cause to be invested, at least MOP4,400 million (approximately HK$4,272 million) in development projects in Macau including those mentioned above, by June 2009. According to its recent press release, the first phase of the Venetian Macau facility in Cotai is scheduled to open in early 2007. For the year ended 31 December 2004, Venetian Macau S.A. reported gaming revenue of MOP3,112 million (approximately HK$3,021 million). In the three months ended March 2005, according to Las Vegas Sands Corp public filings, it had an average of 336 gaming tables and 764 slot machines.

The Macau Government has permitted two sub-concessions, one by Galaxy to Venetian Macau S.A. and one by SJM to MGM Grand Paradise Limited. It is provided under Law 16/2001 that the maximum number of gaming concessions shall be three. It is further provided in the gaming concessions granted to SJM, Wynn Resorts (Macao), S.A. and Galaxy that the concessionaires shall not grant any subconcessions without the approval of the Macau Government. The Macau Government has made clear in public pronouncements that only one sub-concession will be permitted per concession.

REGULATORY FRAMEWORK

Overview

The ownership and operation of casino gaming facilities in Macau is unlawful unless the owner/operator has an appropriate concession or sub-concession. Concessions and sub-concessions are subject to the general laws of Macau and to specific gaming laws, in particular, Law No. 16/2001, and various regulations govern the different aspects of gaming.

The **concession system** is composed of a legal framework — to which Galaxy and its casino gaming operations are subject, which comprises:

- The provisions of **Law no. 16/2001 of 2001**, as amended, that sets out the legal system for the operation of games of chance in casino, governing the operation of games of fortune or chance or other games in casino, complemented and supplemented by:

  - **Administrative Regulation no. 26/2001 of 2001**, that provides for the tender procedures, the concession agreements for the operation of games of chance in casinos and the suitability and financial capacity requirements of the operators, as amended (namely by Administrative Regulation 34/2001 and Administrative Regulation 4/2002), rectified (by Rectification published in the Macau Official Gazette, of 2 November 2001, Series I, Extraordinary Number, and Rectification published in the Official Gazette no. 13, of 1 April 2002, Series I, Supplement) and complemented (by Dispatch of the Chief Executive no. 215/2001, which sets out the fixed part of the annual premium to be paid by the concessionaires as consideration of the granting of a concession for operating games of chance in casinos, Dispatch of the Chief Executive no. 216/2001, which creates the Commission of the first tender for the granting of concessions for the operation of games of chance in casinos, Dispatch of the Chief Executive no. 217/2001, which declares the opening of the first tender for adjudication of three concessions for the operation of games of chance in casinos in Macau and sets out some of its rules, Dispatch of the Secretary for Economy and Finance of Macau published in the Official Gazette of 21 November 2001, no. 47, Series II, which delegates to the Commission of the first tender the competence to authorize local or internationally renowned firms not listed in the Program for the first tender to prepare risk evaluation reports, and Dispatch of the Chief Executive no. 250/2001, which sets out the framework applicable to the association of tenderers and the respective admissible terms).

- **The Concession Contract** for the Operation of Games of Chance and Other Games in Casino in Macau between the Macau Government and Galaxy of 26 June 2002, entered into pursuant to the Dispatch of the Chief Executive no. 26/2002, which provisionally adjudicates three concession for operating games of chance in casinos, and the Dispatch of the Chief Executive no. 143/2002, which accepts the tender proposal of Galaxy and definitively adjudicates to Galaxy one of the said three concessions, as amended (by contract entered into by the same parties on 19 December 2002) and complemented (by the Dispatch of the Chief Executive no. 158/2004, which determines that the contribution of 1.6% of the gaming gross income must be delivered to the Macau Foundation, and Dispatch of the Chief Executive no. 207/2004, which determines that the contribution of 2.4% of the gaming gross income must be delivered to the Macau Finance Department).

- **The rules of the games** of fortune or chance, referred to in Article 55 of Law No.16/2001, in the Ruling External Dispatch of the Secretary for Economy and Finance no. 55/2004, which approves the new official rules of "Bacará", and in the Ruling External Dispatch of the Secretary for Economy and Finance no. 65/2004, which approves the new official rules of "Soccer Poker".

- **Administrative Regulation no. 6/2002**, governing the requirements and procedures to access and exercise the casino gaming promotion activity, as complemented (namely by Administrative regulation no. 10/2002 that exempts 40% of the taxes due by gaming promoters, from 1 April 2002 to 31 March 2005).

- **Law 5/2004 of 2004**, which sets out the legal system for gaming credit concession.

- **Dispatch of the Chief Executive no. 30/2004**, which grants to Galaxy an exemption from profit corporate tax ("imposto complementar") on profits from the operation of games of chance, until 31 December 2008.

- **Law 8/96/M of 1996**, that addresses illicit gaming.

- **Decree-Law no. 24/98/M**, which sets out a compulsory obligation of communication regarding operations suspected of constituting the crimes of article 10 of Law 6/97/M.

- **Law 6/97/M** — law on organised crime — that in its Article 10 criminalizes money laundering.

Furthermore, Galaxy and its casino gaming operation are and will also be subject to other future regulations supplementing Law no.16/2001 of 2001 that may come into effect, as well as to instructions that may from time to time be issued by the Macau Government, namely through the Macau DICJ.

The laws, regulations and supervisory procedures of the Macau DICJ are based upon declarations of public policy that are concerned with among other things:

- preventing unsavoury or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;
- establishing and maintaining responsible accounting practices and procedures;
- maintaining effective controls over the financial practices of the operators, including through the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record-keeping and requiring the filing of periodic reports with the Macau DICJ;
- preventing cheating and fraudulent practices; and
- providing a source of state and local revenues through taxation and concession-related fees.

Role of the Macau DICJ

Amongst other things, the Macau DICJ provides support and assistance to the Chief Executive of Macau on the definition and execution of economic policies for the operation of casino games of fortune or other ways of gaming.

The responsibilities of the Macau DICJ include:

(1) To collaborate in the definition, co-ordination and execution of economic policies for the operation of casino games;

(2) To examine, supervise and monitor the activities of the concessionaires, especially compliance with their legal, statutory and contractual obligations;

(3) To examine, supervise and monitor the suitability and financial capability of the concessionaires or other parties stipulated by the law;

(4) To collaborate with the Macau government in the authorisation and classification of locations and places for the operation of casino games;

(5) To authorise and certify the equipment used by the concessionaires in the operations of the concessions;

(6) To issue licences for casino gaming promoters;

(7) To examine, supervise and monitor the activities of the promoters, especially compliance with their legal, statutory and contractual obligations;

(8) To examine, supervise and monitor the suitability of the promoters, their collaborators and key employees;

(9) To investigate and provide for the punishment, in compliance with the applicable substantive and procedure law, of administrative violation or infringement;

(10) To ensure the relationship of the concessionaires with the government and the public is in compliance with the applicable regulations and in the best interest of Macau.

The Macau DICJ is the primary regulatory entity that supervises the casino gaming operations and the compliance of the concessionaire with its legal and contractual obligations. For that purpose, under the concession system, a concessionaire is required to submit to the Macau DICJ significant documentation and periodic reports regarding its business and operation, apply to the Macau government, through the Macau DICJ, for approvals or authorizations whenever required contractually or by law, e.g. regarding changes in its shareholding structure, changes in control, certain relevant contractual relationships, location and classification of casinos and gaming areas, gaming equipment, electronic surveillance equipment, and submit itself and provide for the submission of its qualifying shareholders, directors and key employees to ordinary or extraordinary financial capacity and suitability findings conducted by the Macau DICJ, also on the basis of significant information provided by the target entities, as well as to the instructions of the Macau DICJ. The Macau DICJ also continuously monitors the casino daily operations and the respective winnings, through numerous daily controls, in order to supervise, monitor and assess the amounts payable to the Government, as special gaming tax and levies. In addition, the Macau DICJ monitors the gaming promoters' daily activities in the casinos and conducts the process of licensing them in order to issue (or reject) the respective license and, for that purpose, conducts suitability verification processes regarding the promoters, its directors, key employees and qualifying shareholders.

Money laundering

When a criminal activity generates substantial proceeds, the criminal needs to control and use the funds without attracting attention to their source. Criminals do this by disguising the sources, changing the form, or moving the funds to a place where they are less likely to attract attention. Money laundering is the processing of proceeds of crime to disguise their illegal origin.

Macau's anti-money laundering legal framework

Macau has in place an anti-money laundering legal framework, designed to prevent and fight the processes of disguising or concealing properties or proceeds of illicit origin or derived from illicit activities. It comprises the domestic laws in force referred to below and the guidelines/instructions given to different economic operators pursuant to it. In addition, Macau is subject to the international treaties/conventions, and participates in the international organizations, also referred to below.

The Macau government and its legislative body (the Legislative Assembly) are in the process of drafting and issuing new legislation in order to enhance the legal framework.

International Law

Introduction

Macau, as a Special Administrative Region of Mainland China, enjoys a high degree of autonomy, except in foreign and defence affairs, which are responsibilities of the Central People's Government of the People's Republic of China (the "CPG"). It should be noted that although the PRC authorises Macau to conduct by itself some external affairs regarding certain appropriate fields, this does not apply to international treaties/conventions reserved to sovereign states (as is the case with international conventions on money laundering). In these cases, within internal legal constitutional procedures (Article 138 of the Basic Law relating to Macau), the CPG seeks the views of Macau on the application to Macau of international treaties.

The implementation of international treaties in Macau is carried out within its own legal system. Under this system — a civil law one — international and domestic laws are viewed as parts of the same general legal order operating simultaneously in regard to the same subject-matter. If PRC binds itself internationally to an international treaty in relation to Macau, once that treaty is published in Macau's Official Gazette, it becomes directly and automatically applicable and takes precedence over the ordinary law. There is no need to incorporate international law into domestic law in order to effect its application; nevertheless, if its implementation so requires, appropriate measures (legislative or others) are adopted.

The 1988 United Nations Convention against Illicit Traffic in Narcotic Drugs and Psychotropic Substances (the 1988 Vienna Convention)

Although Macau cannot be a party by itself to the 1988 United Nations Convention against Illicit Traffic in Narcotic Drugs and Psychotropic Substances (the "1988 Vienna Convention") since this is a formal treaty reserved to sovereign states, the 1988 Vienna Convention is applicable to Macau. It was in force in Macau before reunification, and remains in force since Mainland China formally assumed responsibility for the international rights and obligations arising from the application of this convention to Macau.

On 7 July 1999, Portugal had extended the 1988 Vienna Convention to Macau. By letter of notification dated 15 December 1999, Mainland China notified the depositary that it would assume the responsibility of Party to this Convention in what respects in the continuation of its application to Macau. Mainland China also declared that the reservation made by Mainland China to its paragraphs 2 and 3 of Article 32 of the Convention would also apply to Macau. Furthermore, in accordance with paragraph 8 of Article 7 of the Convention, Mainland China designated Macau's Procuratorate as the competent Authority in the Region.

Macau's anti-money laundering domestic legal framework is broadly in line with international law, mainly with the provisions of the 1988 Vienna Convention. However, Macau is in the process of revising its anti-money laundering domestic law in order to better cope with international standards as referred below.

The United Nations Convention against Transnational Organized Crime

The Convention against Transnational Organized Crime, adopted by the General Assembly of the United Nations on 15 November 2000 (the "Palermo Convention"), is also applicable to Macau. It entered into force on 23 October 2003.

Macau's anti-money laundering domestic legal framework is also broadly in line with the provisions of the Palermo Convention. However, Macau is in the process of revising the anti-money laundering domestic law in order to better cope with international standards as referred below.

Other international obligations of Macau: Asia-Pacific Group on Money Laundering ("APG"); other international organizations

In response to mounting concern over money laundering, the Financial Action Task Force on money laundering ("FATF") was established by the G-7 Summit in Paris in 1989 to develop a co-ordinated international response. One of the first tasks of the FATF was to develop 40 Recommendations, which set out the measures national governments should take to implement effective anti-money laundering programmes. Neither the PRC nor Macau is a member of the FATF.

Nevertheless, Macau joined the Asia-Pacific Group on Money Laundering ("APG"), a FATF-style regional body, i.e. an autonomous regional anti-money laundering body, as a full member in May 2001.

The purpose of the APG is to ensure the adoption, implementation and enforcement of internationally accepted anti-money laundering and counter-terrorist financing standards based namely on the said FATF Recommendations. The effort includes assisting countries and territories of the region in enacting laws to deal with the proceeds of crime, mutual legal assistance, confiscation, forfeiture and extradition; providing guidance in setting up systems for reporting and investigating suspicious transactions and helping in the establishment of financial intelligence units.

Since it joined the APG, Macau has committed to the Terms of Reference of the APG and already worked out short-term and long-term plans for the implementation of anti-money laundering measures in accordance with the FATF 40 Recommendations, especially taking into account the Recommendations given in the Mutual Evaluation Report of the APG in May 2001 (review taken by APG of Macau's anti-money laundering regime).

The process of review of the anti-money laundering domestic law is taking into consideration, among other things, the recommendations referred above.

The Macau government acknowledges the strategic importance on strengthening international cooperation, as a logical corollary of recognition of the international dimension of the money laundering phenomenon. Hosting the Sixth Annual Meeting of the APG, in 2003, was a testimony to Macau's continued support for the international initiative against money laundering.

The APG meeting in Macau brought together delegates from the legal, financial and law enforcement sectors from across the Asia/Pacific region. It was attended by more than 240 participants representing 26 member jurisdictions, 9 observer jurisdictions and 10 international and regional organizations. The purpose of the meeting was to discuss and plan for the continued

development and implementation of anti-money laundering initiatives to combat the threat of money laundering and terrorist financing in the region. One major achievement of this meeting included the approval by the 26 APG members of a strategic plan that looks ahead from 2003 to 2006 and outlines the APG's mission and goals to effectively combat money laundering.

In addition to APG, it should be noted that, in the financial area, Macau is also a member of the Offshore Group of Banking Supervisors, the International Association of Insurance Supervisors, the Offshore Group of Insurance Supervisors, the Asian Association of Insurance Commissioners, and the International Association of Insurance Fraud Agencies.

Domestic Law

Several Macau laws set out provisions addressing directly or indirectly money laundering.

The **Macau Financial System Act**, approved by Decree Law no. 32/93/M of 5 July 2003, as amended and supplemented, lays out several provisions designed to prevent the use of the banking system for money laundering, such as compulsory identification of all customers of credit institutions (article 106), personal identification of founding shareholders of credit institutions (article 22), suitability of qualifying shareholders and managers (articles 40, 41, 47 and 48), external and independent audits that include reviews of compliance with anti money laundering statutes (article 53), consolidated supervision of the activity of the credit institutions (article 9), the possibility of exchange of information between the Monetary Authority of Macau and other supervision authorities (article no. 79), and the possibility of exemption from the banking secrecy duty by judicial warrant related to criminal proceedings (article 80).

Furthermore, under **Decree Law no. 5/91/M** 1991 on drugs control, any property or proceeds, including money and other valuables deposited with banks, derived from sentenced crimes related to drugs is subject to forfeiture (article 22). For this purpose, provision of information required by the competent judiciary authority on assets, deposits or any other values belonging to individuals suspected of illicit drug trafficking cannot be refused by public or private entities (article 34).

Moreover, under the **Macau Penal Code**, all properties or proceeds derived of criminal activities shall be confiscated (article 103).

On the gaming industry, the reform of Macau's gaming legal framework improved the regulation and transparency of all entities involved in the gaming industry, as well as the 'fit and proper' testing of all gaming operators and gaming promoters, their shareholders, directors and key employees.

The most relevant local legal framework directly covering money laundering is comprised of provisions contained in **Law 6/97/M**, of 30 July 1997, and of **Decree Law 24/98/M**, of 1 June 1998, as well as the guidelines/instructions given by the Macau government pursuant to it, as more fully described below.

Law 6/97/M, of 30 July

Law 6/97/M, of 30 July 1997 — law on organized crime — criminalizes money laundering in its Article 10.

Under its Article 10, a person who, knowing that the property or proceeds derive from a criminal offence:

a) Converts, transfers, assists or, by any other means, facilitates any operation of conversion or transfer of the said property or proceeds, in full or in part, directly or indirectly, for the purpose of concealing or disguising its illicit origin or of assisting any person who is involved in a criminal offence to evade the legal consequences of his actions, shall be punished by imprisonment of 5 to 12 years, and a fine;

b) Conceals or disguises the true nature, source, location, disposition, movement or ownership of or rights related to the said property or proceeds, shall be punished by imprisonment of 2 to 10 years, and a fine;

c) Acquires or receives or at any time, uses, holds or maintains the said property or proceeds shall be punished by imprisonment of 1 to 5 years, and a fine;

provided in any case that the applicable criminal penalty does not exceed the penalty applicable to the offences from which the said property or proceeds derive.

Other provisions of this Law and of the Macau Penal Code may lead to higher or lower criminal penalties or accessory penalties.

The definition of the crime of money laundering is in terms very similar to the 1988 Vienna Convention, and the scope of criminalisation is beyond drug-related offences.

An "all crimes" approach was adopted — as in the Convention on Laundering, Search, Seizure and Confiscation of the Proceeds from Crime (the "1990 Council of Europe Strasbourg Convention") and also along the lines of FATF Recommendation — since the money laundering crime covers the laundering of property or proceeds derived from any kind of criminal offences. Therefore, it has the merit of not being tied to any particular predicate offence and encompasses property or proceeds of predicate offences committed outside Macau. Additionally, it embraces laundering of one's own proceeds.

Liability of legal persons and the confiscation by the judiciary authority of assets or rights related to a criminal offence are also provided for.

Decree Law 24/98/M, of 1 June 1998

Decree Law 24/98/M, of 1 June 1998 — which establishes a preventive measure in the fight against money laundering activities — lays down, in its Articles 2 and 3, the obligation of various economic operators — such as banks, financial institutions, gaming operators, antique and art and jewellery merchants — to report operations suspected of involving conversion, transfer or disguise of illicit property or proceeds to the Judiciary Police and the competent supervisory authorities. This reporting requirement also applies to all entities supervised by the Macau DICJ (and therefore to gaming operators).

According to its Article 8, failure to comply with the obligation to report is punishable with a fine from MOP10,000.00 to MOP500,000.00 for individuals, or a fine from MOP100,000.00 to MOP5,000,000.00 for corporate bodies.

Similarly, supervisory authorities are required to report immediately to the Judiciary Police any cases of money laundering which have come to their knowledge in the course of their supervisory duties (Article 6). They are also empowered to investigate cases of non-compliance with the reporting requirements and commence appropriate infringement proceedings against entities under their supervision (Article 5).

Under its Article 4, the relevant supervisory authorities, including the Macau DICJ in so for as concerns gaming operators, are responsible for providing for a system of the risk controls, related to means of payment, the amounts, repetition or other characteristics of the transactions in question. The Macau Monetary Authority has already issued some guidelines and instructions to financial and related institutions. Although the Macau DICJ is currently drafting instructions and guidelines to the casino gaming operators, no formal instructions or guidelines had been received yet by Galaxy at the Latest Practicable Date.

The Macau DICJ has increased its number of inspectors to cope with the rapid development of the casinos. Besides increasing the manpower, the Macau DICJ also supervises external and internal controls over the gaming operators' administration and accounting procedures in order to ensure that operators maintain adequate, accurate and reliable records for effective internal financial control and the proper calculation and reporting of gaming revenue.

Macau has no formal established financial intelligence unit. According to Macau's anti-money laundering legislation, the Judiciary Police receives suspicious transactions reports and conducts investigations on the subject.

Legislative developments

Although an extensive range of undertakings that are potentially vulnerable to money laundering are covered by Decree-Law 24/98/M, the Macau government decided to enhance its legal framework on money laundering.

A new law and an administrative regulation on anti-money laundering are being drafted and passed for consultation, in order to provide Macau with legal instruments of international standards and better accommodate the recommendations of the FATF and the recommendations given by the APG/OGBS Joint Mutual Evaluation Report. It is expected that the new legislation will extend the range of reporting entities to non-financial sectors (such as accountants, auditors, notaries and lawyers), besides establishing a financial intelligence unit. Tipping-off, feedback to reporting entities, identification, reporting and prosecution measures as well as criminalisation of non-declaration or false declaration of reports are also expected to be covered by the new legislation.

It is expected that such legislation will be designed to better prevent money laundering also in the gaming industry as part of the restructuring of that sector, and that the above mentioned formal Macau DICJ's guidelines and instructions designed for the same purpose will be issued to casino operators following the implementation of new anti-money laundering legislation. A draft of such Macau DICJ guideline has been circulated for consultation. The Galaxy management and the KWCM

Directors believe the existing anti-money laundering policy of Galaxy has addressed all areas covered under the current draft DICJ guidelines on anti-money laundering policy. The directors of Galaxy are of the opinion that the current internal control measures of Galaxy are in compliance with the requirements of the applicable anti-money laundering laws and regulations. The directors of KWCM and Galaxy have confirmed with Sa Carneiro & Pinheiro Torres (Macau lawyers) that Galaxy's internal anti money laundering policy is in line with the requirements of the applicable anti-money laundering laws and regulations. Information on Galaxy's anti-money laundering procedures is set out in the section headed "Anti-money laundering policy" in the part of this Circular headed "Description of the Galaxy Group".

K. WAH CONSTRUCTION MATERIALS LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

Executive Directors:
Dr. Lui Che Woo, MBE, JP, LLD, DSSc *(Chairman)*
Francis Lui Yiu Tung *(Deputy Chairman)*
Chan Kai Nang *(Managing Director)*
Joseph Chee Ying Keung *(Deputy Managing Director)*
William Lo Chi Chung
Paddy Tang Lui Wai Yu

Registered Office:
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

Non-Executive Directors:
Dr. Charles Cheung Wai Bun, JP*
Moses Cheng Mo Chi, GBS, OBE, JP
James Ross Ancell*
Dr. William Yip Shue Lam, LLD*

* *Independent Non-executive Directors*

30 June 2005

To the KWCM Shareholders and, for information only, the KWIH Shareholders and the holders of the KWIH Bonds,

Dear Sir or Madam,

INTRODUCTION

As announced on 18 April 2005, Canton Treasure, a wholly-owned subsidiary of KWCM, agreed on 14 March 2005 to acquire the Galaxy Equity Interest at the Purchase Price. The Purchase Price is to be satisfied by the issue of the Consideration KWCM Shares and FRNs or, at the sole discretion of KWCM, FRNs and/or in cash. Canton Treasure has no material business, assets or liabilities save for those under the Acquisition Agreement.

As far as KWCM is concerned, the purpose of this Circular is to provide the KWCM Shareholders with further information on the Acquisition and notice to all shareholders of the KWCM EGM (with certain shareholders abstaining from voting) at which resolutions will be proposed for the purpose of, amongst other things, approving the Acquisition. This Circular also contains the advice of Commerzbank which has been retained as independent financial adviser to advise the KWCM Independent Board Committee and the KWCM Independent Shareholders in relation to the Acquisition and the recommendations of the KWCM Independent Board Committee which has been formed to advise the KWCM Independent Shareholders.

There are 951,900 Galaxy Shares in issue. Of these, 95,190 (10%) are Galaxy A Shares, which carry full voting rights but only a negligible economic interest in Galaxy. The remaining 856,710 (90%) of the Galaxy Shares are Galaxy B Shares, which carry full voting rights and effectively 100% of the economic interest in Galaxy. The Acquisition is only of Galaxy B Shares.

By a letter dated 4 February 2005, Pedro Ho has agreed with the Vendors, upon the reorganisation, merger or liquidation of Galaxy after 4 February 2005, to distribute any amount received from such reorganisation, merger or liquidation in excess of the capital amount of his Galaxy A Shares, to all the shareholders of Galaxy pro-rata to their shareholdings in Galaxy at the time of such reorganisation, merger or liquidation, (as the case may be). KWCM and Canton Treasure are not parties to this agreement. It is thus unclear whether KWCM or Canton Treasure will be entitled to enforce this agreement. Other than as set out above, there is no arrangement under which future dividends are waived or agreed to be waived.

ACQUISITION AGREEMENT

Set out below is a summary of the principal terms of the Acquisition Agreement:

Date of the Acquisition Agreement: 14 March 2005

The parties to the Acquisition Agreement are:

1. (1) the Family Companies consisting of City Lion (100% owned by the Principal Trust), Netfinity (100% owned by Lawrence Lui) and Recurrent Profits (100% owned by Francis Lui), (2) the Minority Vendors consisting of Brightwealth (100% owned by Guoco Group Limited, a company listed on the Stock Exchange) and Future Leader (100% owned by Pedro Ho), (the Minority Vendors being Independent Third Parties save as disclosed in the section headed "Brightwealth Options" in this part of this Circular), and (3) Hugo Legend (100% owned by Pedro Ho as at the date of the Acquisition Agreement but since 12 April 2005 is 100% owned by Honour Link Group Limited, the beneficial owner of which is Mr. Suen Suk Hing, an Independent Third Party) as vendors;

2. Canton Treasure, a wholly-owned subsidiary of KWCM, as purchaser; and

3. KWCM, as guarantor of the obligations of the purchaser.

Pursuant to the terms of the Acquisition Agreement, Canton Treasure agreed to acquire the Galaxy Equity Interest, being 97.9% of the economic interest of Galaxy, from the Vendors and Hugo Legend at the Purchase Price.

The Purchase Price is HK$18,405,198,023, which will be satisfied (i) as to about 80% by the allotment and issue of 1,840,519,798 Consideration KWCM Shares to the Vendors credited as fully paid at HK$8.00 per KWCM Share and (ii) as to about 20%, by the issue to the Vendors of HK$3,681,039,603 principal amount of FRNs or, at the sole discretion of KWCM, by FRNs and/or cash.

At the agreed issue price of HK$8.00 per share, the value of the Consideration KWCM Shares is HK$14,724,158,384. The market value of the Consideration KWCM Shares (based on the closing price per KWCM Share of HK$8.50 on the Last Dealing Date) is HK$15,644,418,283. Their market value based on the closing price per KWCM Share of HK$5.75 on the Latest Practicable Date was HK$10,582,988,839.

The Consideration KWCM Shares represent about 141.9% of the share capital in issue of KWCM at the date of the Acquisition Agreement and would have represented about 58.7% of the enlarged issued share capital of KWCM if Completion took place on that date. Since then further KWCM Shares have been issued pursuant to the placing and subscription of KWCM Shares announced on 21 April 2005 and on exercise of Employee Options. Assuming that there is no change in its issued share capital from the Latest Practicable Date to Completion save for the issue of the Consideration KWCM Shares at Completion, the Consideration KWCM Shares represent about 127.5% of the existing issued share capital of KWCM and about 56.0% of the enlarged issued share capital of KWCM immediately after Completion.

The Purchase Price and the issue price per Consideration KWCM Share were arrived at after arms' length negotiations among the parties, by reference to amongst other things:

- an analysis of comparable companies, Galaxy's growth prospects and a report prepared by American Appraisal, valuing 100% of Galaxy at HK$23,544,000,000 at 31 December 2004. A report by American Appraisal is set out in Appendix II. KWCM will acquire 97.9% of the economic interest in Galaxy for HK$18,405,198,023, which represents 80% of the pro-rated valuation provided by the independent valuer for 100% of Galaxy;

- the historical performance of the Galaxy Casino at Waldo Hotel, Galaxy's first city club casino, since its opening on 4 July 2004 up to 31 January 2005; and

- the average closing price per KWCM Share of HK$7.95 for the period of five consecutive trading days from 28 February 2005 up to and including the Last Dealing Date.

The issue price of HK$8.00 per Consideration KWCM Share represents a discount of about 5.9% to the closing price per KWCM Share of HK$8.50 quoted on the Stock Exchange on the Last Dealing Date and a premium of about 0.6% to the 5 consecutive trading days' average closing price per KWCM Share of HK$7.95 as quoted on the Stock Exchange for the period from 28 February 2005 to the Last Dealing Date.

The issue price of HK$8.00 per Consideration KWCM Share represents a premium of about 39.1% to the closing price per KWCM Share of HK$5.75 quoted on the Stock Exchange on the Latest Practicable Date and a premium of about 38.6% to the 5 consecutive trading days' average closing price per KWCM Share of HK$5.77 as quoted on the Stock Exchange for the period from 20 June 2005 to the Latest Practicable Date.

Application has been made to the Listing Committee of the Stock Exchange for listing of and permission to deal in the Consideration KWCM Shares.

NON-DISPOSAL UNDERTAKINGS

Under the terms of the Acquisition Agreement, City Lion (which is wholly-owned by the Principal Trust) has undertaken not to dispose of the Consideration KWCM Shares to be received by it for a period of six months following Completion. Separately from the Acquisition Agreement, Dr. Lui, City Lion and the Trusts have undertaken to the Stock Exchange that they shall not and shall procure the relevant registered holder(s) shall not dispose of, nor enter into any agreement to dispose of or otherwise create any options, rights, interests or encumbrances in respect of, any Consideration KWCM Shares held by them at Completion directly or through vehicles wholly-owned by them or otherwise where they can exercise control or substantial influence for a period of six months following Completion. At Completion, arrangements will be put in place for HK$50,000,000 (in cash and FRNs depending on the proportion of cash and FRNs paid to the Family Companies) of the Purchase Price and 750,000,000 of the Consideration KWCM Shares to be placed in an account by the Family Companies with an independent third party from which they cannot be withdrawn without the consent of KWCM. This arrangement will remain in place until 15 months after 14 March 2005, the date of the Acquisition Agreement, and is intended to ensure that funds are available for any warranty claims (which are subject to a maximum aggregate of HK$3.8 billion).

CONDITIONS PRECEDENT

Completion of the Acquisition Agreement is conditional upon the fulfilment (or waiver, in certain cases as stated below) of the following conditions precedent:

(i) the result of a due diligence review being found satisfactory to KWCM within 21 days after 18 April 2005;

(ii) the Acquisition Agreement and the transactions contemplated thereunder, including the issue and allotment of the Consideration KWCM Shares, all having been approved by resolution of the shareholders (or such of them as are not required to abstain from voting by the Stock Exchange or the SFC) of KWCM in general meeting taken on a poll;

(iii) the Acquisition Agreement and the transactions contemplated thereunder including the issue and allotment of the Consideration KWCM Shares all having been approved by resolution of the shareholders (or such of them as are not required to abstain from voting by the Stock Exchange or the SFC) of KWIH in general meeting taken on a poll;

(iv) the Executive having ruled that the transactions contemplated thereunder and the issuance and allotment by KWCM of the Consideration KWCM Shares to the Vendors do not trigger any obligation on the part of any of the Vendors (and any of the parties considered to be acting in concert with any of the Vendors within the meaning of the Takeovers Code) to make a general offer for all the shares of KWCM or if such an obligation will arise, the same having been waived or (if applicable) an appropriate waiver having been granted;

(v) listing of and permission to deal in the Consideration KWCM Shares having been granted by the Stock Exchange and not having been revoked and the Stock Exchange not having indicated that it will revoke or suspend the listing of KWCM Shares on the Stock Exchange by reason of Completion;

(vi) all consents or approvals of any relevant governmental authorities or other relevant regulatory bodies in Hong Kong and Macau which are necessary for the entering into and implementation of the Acquisition Agreement including but not limited to the consent to the change of ownership of Galaxy of the Secretário para a Economia e Financas (or, in English, the Secretary for Economy and Finance) of the Macau government dated 17 January 2005 as amended and supplemented by two letters dated 31 January 2005 and dated 16 May 2005 in response to letters from Galaxy dated 12 January 2005, 28 January 2005 and 10 May 2005 on application of Galaxy having been obtained and not having been revoked;

(vii) the holders of the KWIH Bonds having duly passed an appropriate resolution waiving, or otherwise relaxing, compliance with Condition 11(xi) of the KWIH Bonds, to the satisfaction of KWCM. Condition 11(xi) of the KWIH Bonds required KWIH to hold, directly or indirectly, an interest of at least 30% of the issued share capital of KWCM (save for the purposes of or pursuant to and followed by a consolidation, amalgamation, merger or reorganisation involving KWIH the terms of which shall have been previously approved by the trustee to the KWIH Bonds or by an extraordinary resolution of the holders of the KWIH Bonds);

(viii) the Vendors delivering to KWCM an opinion addressed to KWCM by a firm of lawyers qualified to advise on Macau law, in a pre-agreed form; and

(ix) KWCM being satisfied that neither the entry into nor the performance of the Acquisition Agreement will result in the material breach or termination of the Concession or any other material right of Galaxy or any material agreement to which Galaxy is a party or by which it is bound.

The conditions precedent referred to in (i), (iv), (vi), (vii) and (viii) have already been satisfied. Save for the condition precedent referred to in (ix) above, none of the other outstanding conditions precedent is capable of being waived unilaterally by Canton Treasure.

If any of the conditions precedent has not been fulfilled by 31 July 2005 (or such later date as may be agreed in writing) then KWCM may, subject to the right of KWCM to waive condition precedent (ix), thereafter at its option (but without prejudice to any other right or remedy it may have), by notice to the other parties thereto elect to terminate the Acquisition Agreement, in which event the Acquisition Agreement will be of no further effect, the rights and obligations of the parties under the Acquisition Agreement will lapse, and the parties thereto will be released from such obligations without any liability. If the condition precedent referred to in (ix) above is not satisfied it will not be waived unless KWCM is satisfied that waiver is in the interests of KWCM taking into account the circumstances at the relevant time. If any of the conditions precedent is waived or has not been fulfilled by 31 July 2005 then an appropriate announcement will be made at the time.

Completion is to take place on the earlier of 31 August 2005 or the third business day next following the day on which the last unfulfilled condition precedent is satisfied or waived. The Macau Government has originally agreed to extend the date for transfer of the Galaxy Equity Interest from 18 March 2005 to 31 May 2005 and has now further extended it to 30 September 2005.

SUPPLEMENTAL AGREEMENTS

On 29 March 2005, Hugo Legend entered into an agreement to sell its entire equity interest in Galaxy to Future Leader. The sole beneficial owner of Hugo Legend at the time was Pedro Ho. On 30 March 2005, Pedro Ho entered into an agreement to sell his entire interest in Hugo Legend to Honour Link Group Limited and this sale was completed on 12 April 2005. The sole beneficial owner of Honour Link Group Limited is Mr. Suen Suk Hing who is an Independent Third Party.

As a result, Hugo Legend, originally a party to the Acquisition Agreement, and the other parties to the Acquisition Agreement signed a conditional Supplemental Agreement on 1 April 2005 pursuant to which it was noted that Hugo Legend had agreed to sell to Future Leader all Galaxy B Shares it previously held as at the date the Acquisition Agreement was first signed. At the date of the first Supplemental Agreement, Pedro Ho owned 100% of Hugo Legend and 100% of Future Leader.

The first Supplemental Agreement became effective on 18 May 2005 and Hugo Legend was then released from its obligations under the Acquisition Agreement. Future Leader will sell all of its Galaxy B Shares (including those transferred to it by Hugo Legend) to Canton Treasure on the terms of the Acquisition Agreement.

On 31 May 2005 the parties to the Acquisition Agreement other than Hugo Legend signed the second Supplemental Agreement pursuant to which they agreed to extend the deadline for satisfaction of the conditions to 31 July 2005.

The table below shows the percentage of the Galaxy Equity Interest to be sold by each Vendor and the consideration receivable by it under the Acquisition Agreement:

Name of Vendor	Number of Galaxy B Shares	% of economic interest in Galaxy	% of voting power in Galaxy	% of Galaxy Equity Interest sold	Consideration KWCM Shares	Agreed value of the Consideration KWCM Shares (HK$)	Cash or FRNs (HK$)	Total Consideration (HK$)
City Lion	528,813	61.73	55.55	63.05	1,160,449,206	9,283,593,648	2,320,898,413	11,604,492,061
Netfinity	58,718	6.85	6.17	7.00	161,066,521	1,288,532,168	0	1,288,532,168
Recurrent Profits	42,836	5.00	4.50	5.11	111,138,039	889,104,312	50,906,654	940,010,966
Brightwealth	148,382	17.32	15.59	17.69	325,615,622	2,604,924,976	651,231,245	3,256,156,221
Future Leader (*)	59,970	7.00	6.30	7.15	82,250,410	658,003,280	658,003,291	1,316,006,571
Total	838,719	97.90	88.11	100.00	1,840,519,798	14,724,158,384	3,681,039,603	18,405,197,987

* Inclusive of the 17,134 Galaxy B Shares acquired from Hugo Legend

The terms of the FRNs are summarised in Appendix XV.

SHAREHOLDERS OF GALAXY

At the date of the Acquisition Agreement, the Galaxy B Shares were held by the Family Companies as to 73.58%, Hugo Legend 2.0%, Minority Vendors 22.32% and Wealth Access 2.1%. As mentioned above, Hugo Legend subsequently sold its entire holding of Galaxy B Shares to Future Leader and they form part of the Galaxy Equity Interest to be acquired by KWCM.

Immediately after Completion, the Galaxy B Shares will be held by KWCM (through Canton Treasure) and Wealth Access as to 97.9% and 2.1% respectively.

Wealth Access is beneficially owned by Mr. Yeung Chi Hang and Mr. Cheng Kwee. Wealth Access, Mr. Yeung Chi Hang and Mr. Cheng Kwee are each Independent Third Parties of KWIH, KWCM (and, so far as KWCM and KWIH know having made all reasonable enquiries, save for their indirect shareholdings in Galaxy, independent of Galaxy and of connected persons of Galaxy) and their connected persons. Neither Wealth Access nor Mr. Yeung Chi Hang or Mr. Cheng Kwee is or will become a connected person of KWCM or KWIH upon Completion. None of these persons will join the board of KWCM/KWIH or Galaxy, and the holding of Wealth Access in Galaxy is below 10% of the issued voting shares. Information on the Family Companies and the Minority Vendors is set out in the section headed "Information on the Vendors" in the part of this Circular headed "Description of the Galaxy Group".

REASONS FOR THE ACQUISITION

Galaxy holds one of only three gaming concessions awarded by the Macau government to operate casinos in Macau. While two sub-concessions have been granted, the Macau government will not grant additional gaming concessions until 2009 pursuant to the concession contracts with Galaxy, SJM and Wynn Resorts (Macau) S.A.. The limited number of concessions and sub-concessions forms a barrier for entry into the Macau gaming market. It is also the stated intention of the Macau government to develop Macau into a world-class gaming centre. With Galaxy already operating one city club casino and the development of its Galaxy StarWorld, Galaxy Cotai Mega Resort, Galaxy Casino at Cotai City Club and Galaxy Casino at Rio Hotel projects all underway, Galaxy is well positioned to take advantage of the Macau gaming market. Galaxy, through Galaxy Casino at Waldo Hotel, has already established a significant market share of around 14% of net gaming wins, which is the net of gaming wins and losses arising from gaming activities, in Macau gaming market calculated based on (i) the amount of HK$2,994,559,000 (or approximately US$384 million) net gaming win of Galaxy for the period of July 2004 to December 2004 over (ii) the total net gaming win of Macau for the same 6 months period of (approximately) US$2,711 million as published in March 2005 in the Macau Government monthly bulletin of statistics. Supported by a team of seasoned gaming professionals who have extensive experience in managing casinos and leisure/entertainment complexes in Australia and across Asia, the KWCM Board believes that through successful integration of gaming facilities into non-gaming leisure with entertainment amenities at its properties, Galaxy can emerge as a significant industry player in the Macau gaming market.

Galaxy aims to be a leading provider of integrated leisure entertainment services in Macau, providing both gaming and non-gaming facilities to tourists to Macau. KWCM's existing principal business is the manufacture, sale and distribution of construction materials in Hong Kong and Mainland China. The acquisition of control of Galaxy provides KWCM a significant presence in Macau's growing tourism, hospitality and gaming industry and presents unique opportunities for growth. In addition, as the gaming industry is largely transacted on a cash basis, cashflows tend to be stronger. The Acquisition therefore is expected to improve KWCM's growth prospects, profitability and cashflows and to provide a valuable diversification.

PLACING AND TOP-UP ISSUE

On 21 April 2005, Sutimar Enterprises Limited, a wholly-owned subsidiary of KWIH, placed through UBS AG, 146,000,000 KWCM Shares to independent investors at HK$8.00 per KWCM Share. On completion of the placing, Sutimar Enterprises Limited subscribed for 146,000,000 new KWCM Shares at a price of HK$8.00 per KWCM Share. As a result, KWCM received net proceeds (after deducting fees and expenses) of approximately HK$1,137 million. The proceeds are intended to be used towards partial satisfaction of the Purchase Price at Completion, thereby reducing the principal amount of FRNs to be issued to the Vendors accordingly.

CONTINUING CONNECTED TRANSACTIONS

Francis Lui has given to Hang Seng Bank Limited a guarantee in respect of a certain debt of Galaxy and, in return, Galaxy has given a counter-indemnity dated 13 October 2003 in favour of Francis Lui against any and all claims Hang Seng Bank Limited may make against him under the guarantee. Apart from a guarantee fee of 2.5% of the amount guaranteed which Francis Lui received from Galaxy at the time when the counter-indemnity was put in place, neither Galaxy nor Francis Lui is entitled to receive or has received any payment or other benefit in respect of these arrangements. After the Acquisition they will be exempt continuing connected transactions. Hang Seng Bank Limited has in principle agreed to release and replace Francis Lui's guarantee with a guarantee by KWCM upon Completion. The corporate guarantee will be on the same terms as the personal guarantee previously given by Francis Lui and will be for all moneys/liabilities (without limit) of Galaxy to Hang Seng Bank Limited under Galaxy's current loan agreement. No counter-indemnity, surety or guarantee fee will be given or paid to KWCM by Galaxy. Such corporate guarantee will stay for as long as there is money due and owing by Galaxy to Hang Seng Bank Limited under the loan agreement.

NO GENERAL OFFER IMPLICATION

The Trusts together are the single largest and the controlling shareholder of KWIH. KWCM is a subsidiary of KWIH. Through the direct shareholding of City Lion in KWCM and the indirect shareholding through KWIH immediately after Completion, the Trusts will continue to have de facto and Takeovers Code control of KWCM. The Executive has confirmed that the proposed Acquisition and issue of the Consideration KWCM Shares will not result in any general offer obligation under the Takeovers Code.

Neither the Family Companies nor parties acting in concert with any of them had in the six months ended on the Last Dealing Date purchased or sold any KWCM Shares. None of the Family Companies, the Lui Family, the KWCM Directors and parties acting in concert with any of them held any KWCM Shares or had any other interest in the KWCM Shares on the Latest Practicable Date, other than as disclosed herein.

DIRECTORS AND MANAGEMENT OF KWCM

It is not intended there will be any change in the executive or non-executive directors or the management of KWCM as a result of Completion but KWCM may consider inviting certain directors or senior managers of Galaxy to join the KWCM Board.

BRIGHTWEALTH OPTIONS

Guoco Group Limited, a company listed on the Stock Exchange and its controlling shareholder (each being an Independent Third Party) through Brightwealth, made a financing investment on 3 February 2005 comprising the acquisition of certain Galaxy B Shares and the entering into of the Brightwealth Option Deeds.

Under the Brightwealth Option Deeds, Brightwealth undertook to provide all such cooperation as is reasonably required in order to implement a listing of Galaxy.

Brightwealth is one of the Minority Vendors and holds 17.32% of the economic interest in Galaxy constituting 15.59% of the voting power. It entered into the Brightwealth Option Deeds recording put and call option arrangements with the Option Holders respectively over its entire interest in the Galaxy Equity Interest independently of the discussions that ultimately led to the Acquisition Agreement.

Pursuant to the Brightwealth Option Deeds, the Option Holders have a Call Option and Brightwealth has a Put Option over Galaxy Shares. Upon Completion, the Consideration KWCM Shares (and the FRNs if any) received by Brightwealth will replace the Galaxy Shares as the subject of the Call Option and the Put Option pursuant to the Brightwealth Option Deeds.

Under the Brightwealth Option Deeds, the Call Option will be triggered automatically on Completion and upon repayment of about 95% of the FRNs (or the receipt of equivalent amount of cash in lieu of FRNs) and, when that happens, the beneficial interest in the Consideration KWCM Shares received by Brightwealth will effectively be passed to the Option Holders. The Brightwealth Options cannot be exercised before Completion. The Consideration KWCM Shares subject to the Call Option represent 17.69% of all Consideration KWCM Shares and 9.91% of the KWCM Shares expected to be in issue immediately after Completion.

Francis Lui holds a controlling interest in Kentlake (55%) and Top Notch (76.09%). Accordingly, Francis Lui is deemed under the SFO to have a new discloseable interest in 325,615,622 KWCM Shares representing an additional 9.91% interest in the enlarged issued share capital of KWCM (assuming no further KWCM Shares are issued before Completion, other than the Consideration KWCM Shares). Pedro Ho is a minority shareholder in each of Kentlake and Top Notch holding 35% of Kentlake and 13.91% of Top Notch. The balance of Kentlake is held by Mr. Cheng Wing On, Michael, and the balance of Top Notch is held by Mr. Kung Chiu Nam, Edmond. Mr. Cheng Wing On, Michael and Mr. Kung Chiu Nam, Edmond are Independent Third Parties.

CHANGES TO THE SHAREHOLDING IN KWCM AS A RESULT OF THE ACQUISITION

KWCM will cease to be a subsidiary of KWIH on Completion as a result of the issue of the Consideration KWCM Shares. The beneficial interest in KWCM of Dr. Lui, Lui Family members, KWIH, their respective associates and parties acting in concert with them, the directors of KWCM and KWIH and their respective associates, Pedro Ho through Future Leader, Brightwealth and the shareholdings of the public shareholders in KWCM (a) as at the Latest Practicable Date but immediately before Completion; (b) immediately after Completion but before exercise of any of the Brightwealth Options and Employee Options; (c) immediately after Completion and full exercise of the Employee Options but before exercise of any of the Brightwealth Options; (d) immediately after Completion and full exercise of the Brightwealth Options but before exercise of any of the Employee Options; and (e) immediately after Completion and full exercise of the Brightwealth Options and Employee Options are as follows:

	As at the Latest Practicable Date but immediately before Completion		**Immediately after Completion but before exercise of any of the Brightwealth Options** *(Note 2)* **and Employee Options** *(Note 5)*		**Immediately after Completion and full exercise of the Employee Options** *(Note 5)* **but before exercise of any of the Brightwealth Options** *(Note 4)*		**Immediately after Completion and full exercise of the Brightwealth Options** *(Note 4)* **but before exercise of any of the Employee Options** *(Note 5)*		**Immediately after Completion and full exercise of the Brightwealth Options** *(Note 4)* **and Employee Options** *(Note 5)*	
	No. of KWCM Shares	*%*	*No. of KWCM Shares*	*%*	*No. of KWCM Shares*	*%*	*No. of KWCM Shares*	*%*	*No. of KWCM Shares*	*%*
KWIH	852,775,351	59.06	852,775,351	25.96	852,775,351	25.82	852,775,351	25.96	852,775,351	25.82
The Trusts (including City Lion), Dr. Lui and his spouse	90,380,819	6.26	1,250,830,025	38.08	1,256,130,025	38.03	1,250,830,025	38.08	1,256,130,025	38.03
Lui Family members (other than Dr. Lui and his spouse)	2,164,135	0.15	274,368,695	8.35	282,228,695	8.54	599,984,317	18.27	607,844,317	18.40
Directors of KWCM (other than Lui Family members) *(Note 3)*	1,537,810	0.11	1,537,810	0.05	3,247,810	0.10	1,537,810	0.05	3,247,810	0.10
Directors of KWIH only (other than Lui Family members) *(Note 3)*	65,306	0.00	65,306	0.00	1,735,306	0.05	65,306	0.00	1,735,306	0.05
Pedro Ho through Future Leader	—	—	82,250,410	2.50	82,250,410	2.49	82,250,410	2.50	82,250,410	2.49
Brightwealth *(Note 4)*	—	—	325,615,622	9.91	325,615,622	9.86	—	—	—	—
Public shareholders	496,942,142	34.42	496,942,142	15.13	499,354,142	15.12	496,942,142	15.13	499,354,142	15.12
Total	1,443,865,563	100.0	3,284,385,361	100.0	3,303,337,361	100.0	3,284,385,361	100.0	3,303,337,361	100.0

Notes:

1. The above percentages are calculated on the assumption that other than on the exercise of the Brightwealth Options and the Employee Options there is no change in the issued share capital of KWCM from the Latest Practicable Date to Completion.

2. Details of the Brightwealth Options are set out below in the paragraph headed "Brightwealth Options". Brightwealth, a wholly-owned subsidiary of Guoco Group Limited, is one of the Minority Vendors in the Acquisition and a passive investor in Galaxy. Neither Guoco Group Limited nor its controlling shareholders now hold, and none of them will hold, any management function in either Galaxy or KWCM. Brightwealth will be a public shareholder in respect of its shareholding in KWCM immediately after Completion.

3. Mr. William Lo Chi Chung and Dr. Charles Cheung Wai Bun are both directors of KWCM and of KWIH and own KWCM Shares. Their interests are classified only in "Directors of KWCM (other than Lui Family members)".

4. The KWCM Shares subject to the Brightwealth Options will on issue be controlled by Brightwealth which is an Independent Third Party in respect of KWIH and KWCM and amount to less than 10% of the then outstanding KWCM Shares and, as such, will be part of the public float of KWCM. If and when the Brightwealth Options are exercised in full, the 325,615,622 KWCM Shares that will after Completion be the subject of the Brightwealth Options will be owned by Kentlake and Top Notch. 231,615,731 KWCM Shares will then be owned by Top Notch, and Francis Lui will have a notifiable interest in them under the SFO. 93,999,891 KWCM Shares will then be owned by Kentlake, and both Francis Lui and Pedro Ho will have notifiable interests in them under the SFO. The KWCM Shares which will be owned by Kentlake and Top Notch will no longer count toward the public float of KWCM. These shares are classified only in "Lui Family members (other than Dr. Lui and his spouse)". If the Brightwealth Options are exercised at a time when there are insufficient shares in public hands it will constitute a breach of Rule 13.32 of the Listing Rules and trading in the KWCM Shares may have to be suspended accordingly until KWCM takes appropriate steps to restore its public float.

5. At the Latest Practicable Date, members of the Lui Family were interested in options, granted under the Employee Options, over an aggregate of 13,160,000 KWCM Shares and other KWCM Directors and KWIH Directors are interested in options, granted under the Employee Options, over an aggregate of 3,380,000 KWCM Shares. Further details are in Appendix XII.

The following diagrams illustrate the corporate and shareholding structure (economic interests only, taking no account of 100%-owned intermediate holding companies) of KWIH and KWCM before Completion and of KWIH, KWCM and Galaxy immediately after Completion, but before exercise of any of the Brightwealth Options and Employee Options:

Before Completion


Directors of KWIH and/or KWCM (other than the Lui Family)
The Lui Family (other than Dr. Lui and his spouse)
The Trusts, Dr. Lui and his spouse
KWIH Public Shareholders
0.06%
0.44%
55.82%
43.68%
KWIH
KWCM Public Shareholders
0.11%
0.15%
59.06%
6.26%
34.42%
KWCM

After Completion


Directors of KWIH and/or KWCM (other than the Lui Family)
The Lui Family (other than Dr. Lui and his spouse) (Note)
The Trusts (including City Lion), Dr. Lui and his spouse
KWIH Public Shareholders
0.06%
0.44%
55.82%
43.68%
Future Leader
Brightwealth
KWIH
KWCM Public Shareholders (excluding Brightwealth)
2.50%
9.91%
0.05%
8.35%
25.96%
38.08%
15.13%
KWCM
97.9%
Galaxy

Note: Includes Recurrent Profits and Netfinity which are 100% owned, respectively, by Francis Lui and Lawrence Lui.

FUTURE PLANS AND PROSPECTS

Construction Materials Division

The KWCM Group responded to the difficult market situation in Hong Kong by improving its operational efficiency while exploring the possibilities of adding new driving force to its business through different means. With the continuously improving economy in Hong Kong and the growing development in the Pan Pearl River Delta area, the KWCM Group will continue to seek business opportunities in these areas.

The KWCM Group's expansion strategy in Mainland China began to deliver results in 2004. Projects which commenced operation in 2004 included KWCM's ready-mixed concrete operation in Daya Bay, Huidong for supply of concrete to the China National Offshore Oil Corporation and Shell Petrochemical Complex at Huizhou, pile factory in Shenzhen, and ready-mixed concrete plants in each of Maanshan and Beijing. The joint venture with Shougang Group for manufacture and sale of slag in Beijing, in which the KWCM Group has a 40% interest also commenced operation in 2004. All these projects made profit contributions to the KWCM Group in 2004. In 2005, joint ventures for manufacture and sale of slag, with Guangdong Shaoguan Iron & Steel Group in Shaoguan in which the KWCM Group has 35% interest, with Maanshan Iron & Steel Group in Maanshan in which the KWCM Group has 30% interest, and with Kunming Iron & Steel Group in Kunming in which the KWCM Group has 30% interest, all commenced operations as planned. New projects in Mainland China are expected to become the major driver to profit growth. In this connection, the management of KWCM will use their best efforts to keep profit on target, through fulfilling planned production volumes and market demands.

The KWCM Group intends to continue to integrate into upstream products such as slag and cement which are major raw materials of all ready-mixed concrete and precast concrete products and which the KWCM Directors believe are characterised by high technology content and high entry barrier so as to strengthen its earning base.

KWCM has no intention of disposing of its existing business after Completion. With new projects having commenced in 2004 and 2005 and its planned integration into upstream products, KWCM aims to become a major player in the construction materials industry in Greater China, including Mainland China, Hong Kong and Macau. The KWCM Board expects that the sizeable demand for construction materials from the development of Galaxy's future projects in Macau will be beneficial to KWCM's existing construction materials business. KWCM aims to subsequently leverage its position as a leading construction materials supplier in Hong Kong and certain parts of Eastern China as well as its experience and track record in Macau to develop other opportunities in Mainland China and Hong Kong.

Galaxy/Gaming Division

The KWCM Board expects that Galaxy management will implement their plan and strategy outlined in the part of this Circular headed "Description of the Galaxy Group". On this, Galaxy can subsequently leverage KWCM's business contacts and network in the Mainland China to develop its business in both the Macau VIP and mass markets.

KWCM expects and will procure Galaxy to complete its various projects in Macau to take advantage of the Macau gaming market and to become a key gaming and resort player in Macau, as explained in the section "Reasons for the Acquisition" above.

Whilst it is possible that directors or senior managers of the Galaxy Group will be invited to join the KWCM Board after Completion no decision has yet been made in that regard.

FINANCIAL EFFECTS OF THE ACQUISITION

The audited consolidated total assets and total liabilities (including minority interests) of the KWCM Group as at 31 December 2004 were approximately HK$2,278,534,000 and HK$833,001,000 respectively.

As set out in Appendix VI to this Circular, upon Completion, the unaudited pro forma consolidated total assets and total liabilities (including minority interests) of the Enlarged KWCM Group assuming that the Acquisition had been completed as at 31 December 2004 will be approximately HK$22,395,576,000 and HK$6,244,383,000 respectively.

Net Assets Value

The audited consolidated net assets of the KWCM Group as at 31 December 2004 were approximately HK$1,445,533,000 equivalent to approximately HK$1.11 per KWCM Share on the basis of 1,296,475,563 KWCM Shares in issue at that date.

As set out in Appendix VI to this Circular, upon Completion, the unaudited pro forma consolidated net assets of the Enlarged KWCM Group assuming that the Acquisition had been completed as at 31 December 2004 will be approximately HK$16,151,193,000, equivalent to approximately HK$5.15 per KWCM Share on the basis of 3,136,995,361 KWCM Shares by adding 1,840,519,798 Consideration KWCM Shares to 1,296,475,563 KWCM Shares in issue as at 31 December 2004.

Net Tangible Assets

The audited consolidated net tangible assets of the KWCM Group as at 31 December 2004 were approximately HK$1,445,533,000 equivalent to approximately HK$1.11 per KWCM Share on the basis of 1,296,475,563 KWCM Shares in issue at that date.

As set out in Appendix VI to this Circular, assuming that the Acquisition had been completed as at 31 December 2004, the Enlarged KWCM Group will have an unaudited pro forma **net tangible liabilities of approximately HK$635,599,000, equivalent to approximately HK$0.2 per KWCM Share** on the basis of 3,136,995,361 KWCM Shares by adding 1,840,519,798 Consideration KWCM Shares to 1,296,475,563 KWCM Shares in issue as at 31 December 2004.

Intangible Assets

The difference between the above mentioned unaudited pro forma consolidated net assets of approximately HK$16,151,193,000 and unaudited pro forma net tangible liabilities of approximately HK$635,599,000 is intangible assets of approximately HK$16,786,792,000. The total intangible

assets of the Enlarged KWCM Group included the intangible assets of the Galaxy Group, being computer software with net book value of HK$1,859,000 based on the accountants' report set out in Appendix V to this Circular, and the intangible assets arising from the Acquisition, representing the right to operate casinos in Macau amounting to HK$16,784,933,000 (basis of assessment is as set out in Note 3(b) to the unaudited pro forma financial information of Appendix VI to this Circular).

The Macau Government granted the concession right to operate casinos in Macau to Galaxy at nil consideration in June 2002 for a period of twenty years. The value of the right to operate casinos in Macau is not recorded in the financial statements of Galaxy since no acquisition costs have been capitalised for such right under both the existing Statement of Standard Accounting Practice ("SSAP") No. 29 and the revised Hong Kong Accounting Standard ("HKAS") 38 "Intangible Assets". Upon acquisition of Galaxy by KWCM, all identifiable assets and liabilities have to be recognised by KWCM at their fair values at the date of acquisition in accordance with both the existing SSAP 30 and the new HKFRS 3 "Business Combinations". The right to operate casinos in Macau is therefore recognised at the Acquisition since it is probable that associated future economic benefits of the right to operate casinos will flow to, or resources embodying economic benefits will flow from, the acquirer and a reliable measure is available of their or fair value. Accordingly, the right to operate casinos in Macau is recorded in the Enlarged KWCM Group.

The fair value of the right to operate casinos in Macau in the unaudited pro forma financial information has been assessed with reference to the purchase consideration of Galaxy amounting to HK$18,800 million and the fair value of the remaining identifiable assets and liabilities of the Galaxy Group amounting to approximately HK$2,015 million. All the identifiable intangible assets, including the right to operate the casinos in Macau and the computer software, of the Galaxy Group will be reassessed the fair values at the Completion date of the Acquisition in accordance with the HKAS 38. Any change in the fair value of the KWCM Consideration Shares will not affect the fair value of the right to operate casinos in Macau.

Net Current Assets

The audited consolidated net current assets of the KWCM Group as at 31 December 2004 were approximately HK$464,495,000. As set out in Appendix VI to this Circular, upon Completion, the unaudited pro forma consolidated net current assets of the Enlarged KWCM Group assuming that the Acquisition had been completed as at 31 December 2004 will be HK$615,530,000.

Current Ratio

The current ratio is defined as current assets to current liabilities. Galaxy Group had net current liabilities of HK$365 million as at 31 December 2004 with a current ratio of 0.7 times. The current ratio of the KWCM Group as at 31 December 2004 was 2.31 times. As set out in Appendix VI to this Circular, upon Completion, the current ratio of the Enlarged KWCM Group assuming that the Acquisition had been completed as at 31 December 2004 will be 1.39 times, that is, the current assets will be sufficient to cover the current liabilities.

Gearing Ratio

The gearing ratio, defined as the ratio of total loans outstanding less cash and bank balances to total assets of KWCM Group, was maintained at a 7% as at 31 December 2004. As set out in Appendix VI to this Circular, assuming that the Acquisition had been completed as at 31 December 2004, the gearing ratio of the Enlarged KWCM Group will be approximately 12.5%.

The estimated cost incurred for the Acquisition is approximately HK$18,500,000 comprising professional fees for legal advisers, auditors, financial advisers, independent financial advisers, valuers and miscellaneous expenses including those relating to announcements, printing of circular and issuing of Consideration KWCM Shares.

On Completion of the Acquisition, Galaxy will become a subsidiary of KWCM, which will, under the new HKFRS 3, recognise all the identifiable assets and liabilities of Galaxy at their fair values in its consolidated financial statements. The difference between the cost of Acquisition and the net attributable fair value of the identifiable assets, liabilities and contingent liabilities so recognised will be accounted for as goodwill, or negative goodwill, as the case may be. Any goodwill arising from the Acquisition will be recognised as an asset in the consolidated balance sheet and carried at cost, subject to annual impairment review. Such impairment will have to be recognised as an expense in the profit and loss statement. Any negative goodwill arising from the Acquisition will be credited to KWCM's profit and loss statement as "other revenues" in the year it arises. According to the unaudited pro forma financial information on the Enlarged KWCM Group set out in Appendix VI, there is no goodwill arising from the Acquisition based on the agreed issue price of HK$8 per KWCM Share.

As required by existing accounting standard and the new HKFRS 3, the fair value of the Consideration KWCM Shares for accounting purposes will be determined at the Completion date. As a result, the magnitude of the goodwill, or negative goodwill (as the case may be) will, subject to the share price of the KWCM Shares at the Completion date. If consequently goodwill arises from the Acquisition, it may be wholly written off to the profit and loss statement, and this may turn retained earnings into accumulated losses. Under Hong Kong law KWCM is permitted to declare dividends only out of distributable profits and cannot make any distribution by way of dividend for so long as it has accumulated losses. Accordingly, depending on the size of any goodwill after the Acquisition, KWCM may be unable to distribute any profit by way of dividend, unless and until it has either effected a capital reduction with court sanction to offset the accumulated losses or earned in subsequent years profit sufficient to offset them.

Profit Attributable to Shareholders

For the year ended 31 December 2004, the audited consolidated profit attributable to shareholders in KWCM was approximately HK$33,423,000 and the earnings per KWCM Share was approximately 2.6 Hong Kong cents, based on the weighted average number of 1,276,189,000 KWCM Shares in issue during 2004.

As set out in Appendix VI to this Circular, upon Completion, the unaudited pro forma consolidated net loss attributable to shareholders of the Enlarged KWCM Group assuming that the Acquisition had been completed on 1 January 2004 will be approximately

HK$955,409,000 and loss per KWCM Share will be approximately HK$0.31 per KWCM Share on the basis of 3,116,708,798 KWCM Shares by adding 1,840,519,798 Consideration KWCM Shares to the weighted average number of 1,276,189,000 KWCM Shares in issue during 2004.

Although the KWCM Group and the Galaxy Group were both profit making in 2004, the unaudited pro forma consolidated net loss attributable to shareholders of the Enlarged KWCM Group, assuming the Acquisition had been completed on 1 January 2004, as set out in Appendix VI to this Circular was mainly attributable to the adjustment for (a) the full year effect of the amortisation after minority interest of, using the straight line method, approximately HK$888,241,000 (being 97.9% of HK$907,294,000) of the acquired intangible assets, representing the right to operate the casino in Macau amounting to HK$16,784,933,000, over the estimated useful live of the remaining concession period of 18.5 years and (b) the interest payable of HK$171,723,000 for the first twelve months under the FRNs of HK$2,544 million to the terms set out in Appendix XV of this Circular based on the assumption that the proceeds (after deducting fees and expenses) of approximately HK$1,137 million from the placing of 146,000,000 KWCM Shares on 21 April 2005 will be used towards partial satisfaction of the Purchase Price at Completion. These adjustments are set out in Note 5 to the unaudited pro forma financial information of Appendix VI to this Circular. This accounting treatment will be the same under the new HKFRS.

The impact on the various accounting ratios, includes a decrease in unaudited pro forma net tangible assets per share from net tangible assets per share of HK$1.11 to unaudited pro forma net tangible liabilities per share of HK$0.2, a decrease in current ratio, from current ratio of 2.31 times to 1.39 times, an increase in gearing ratio from gearing ratio of 7% to 12.5% and a decrease in earnings per share from earnings per share of 2.6 Hong Kong cents to loss per share of HK$0.31 on pro forma basis as at 31 December 2004. The KWCM Directors has outlined in the section of this letter headed "Reasons for the Acquisition" its perception of benefits of the Acquisition. Amongst other considerations stated therein, the KWCM Directors is of the view that the Acquisition is expected to improve KWCM's growth prospects, profitability and cashflows and to provide a valuable diversification. Hence it will be also in the best interest of KWCM Shareholders.

Management discussion and analysis of KWCM Group and Galaxy Group for the three years ended 31 December 2004 are set out in "Financial information about KWCM" of Appendix III and "Financial information about Galaxy" of Appendix V in this Circular respectively. The unaudited pro forma financial information of the Enlarged KWCM Group prepared by the Directors of KWCM, for illustrative purposes only, to provide information about how the Acquisition might have affected the relevant financial information in respect of the KWCM Group is set out under the heading "Unaudited pro forma financial information on the Enlarged KWCM Group" in Appendix VI in this Circular.

RELEVANT REQUIREMENTS OF THE LISTING RULES

The profits attributable to the Galaxy Equity Interest exceed 100% of the profits of KWCM. The nominal value of the Consideration KWCM Shares exceeds 100% of KWCM's issued share capital at the date of the Acquisition Agreement. The Purchase Price exceeds 100% of the market capitalisation of KWCM, calculated based on the average closing price of the KWCM Shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of the Acquisition Agreement.

Each of the Family Companies is a connected person of KWCM. Consequently, pursuant to the Listing Rules, the Acquisition constitutes a very substantial acquisition and a connected transaction for KWCM and is subject to the approval of the KWCM Independent Shareholders.

It is the intention of the Family Companies to maintain the listing of KWCM on the Stock Exchange after Completion.

INDEPENDENT BOARD COMMITTEE

The KWCM Independent Board Committee, comprising of Mr. James Ross Ancell and Dr. William Yip Shue Lam, has been constituted to make recommendations to the KWCM Independent Shareholders in relation to the Acquisition.

Although Dr. Charles Cheung Wai Bun is an independent non-executive director of KWCM, he is also an independent non-executive director of KWIH. Accordingly, it is considered inappropriate to include him as a member of the KWCM Independent Board Committee.

INDEPENDENT FINANCIAL ADVISER

Commerzbank has been appointed as the independent financial adviser to advise the KWCM Independent Board Committee and the KWCM Independent Shareholders regarding the Acquisition (including the issue of the Consideration KWCM Shares).

PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL

As at the Latest Practicable Date, the authorised share capital of KWCM was HK$388,800,000 divided into 3,888,000,000 KWCM Shares, 1,443,865,563 of which have been issued and fully paid or credited as fully paid. Upon Completion and the issue of the 1,840,519,798 Consideration KWCM Shares, 603,614,639 KWCM Shares will remain unissued. In order to accommodate future expansion and growth of the Enlarged KWCM Group, and, if considered desirable, to allow for share issues to fund redemption of the FRNs, the KWCM Directors propose to increase the authorised share capital of the Company from HK$388,800,000 divided into 3,888,000,000 KWCM Shares to HK$688,800,000 divided into 6,888,000,000 KWCM Shares by the creation of an additional 3,000,000,000 KWCM Shares. Apart from the issue of the KWCM Consideration Shares and new KWCM Shares upon exercise of Employee Options, KWCM does not have any current plan to issue any part of the unissued share capital but this may become desirable to fund redemption of the FRNs or other corporate purposes. The increase in the authorised share capital of KWCM is conditional upon the passing of the ordinary resolution by the KWCM Independent Shareholders at the KWCM EGM which will be proposed to approve the Acquisition, the issue of the Consideration KWCM Shares and the increase in authorised share capital.

KWCM EGM

A notice convening the KWCM EGM to be held at Island Shangri-La Hong Kong, Level 39, Atrium Room, Two Pacific Place, Supreme Court Road, Central, Hong Kong at 2:00 p.m. on Tuesday, 19 July 2005 is set out on pages 570 to 571 of this Circular. Amongst other things a

resolution will be proposed at that meeting to approve the Acquisition, the issue of Consideration KWCM Shares by KWCM and increase the authorised share capital of KWCM. It will be voted on by way of poll.

Whether or not holders of KWCM Shares are able to attend the KWCM EGM, they are requested to complete and return the **BLUE** form of proxy accompanying this Circular in accordance with the instructions printed thereon to the registered office of KWCM in Hong Kong at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting. Completion and return of the **BLUE** form of proxy will not preclude holders of KWCM Shares from attending and voting in person at the meeting or any adjournment thereof should they so wish.

KWIH, the Trusts, the Family Companies, the Lui Family, Dr. Lui, Francis Lui, Lawrence Lui, the Minority Vendors and their respective ultimate beneficial owners and associates together control or are entitled to exercise control over 65.5% of the voting rights in KWCM and will abstain from voting at the KWCM EGM on the resolution to approve the Acquisition. Save for the aforesaid, to the best of the KWCM Directors' knowledge, information and belief having made all reasonable enquiries, no other KWCM Shareholders or its associate has a material interest in the Acquisition and is required under the Listing Rules to abstain from voting at the KWCM EGM.

In the announcement of 18 April 2005, the KWCM Board said that it proposes that the name of KWCM be changed to Galaxy Entertainment Group Limited 銀河娛樂集團有限公司 subject to approval by the KWCM Shareholders by way of a special resolution at the KWCM EGM. It has now been decided to defer that proposal to a later date, which has yet to be fixed and no resolution for the change of name of KWCM will be proposed at the KWCM EGM.

PROCEDURE FOR DEMANDING A POLL

The procedure by which KWCM Shareholders may demand a poll pursuant to the constitutional documents of KWCM is set out in Article 75 of its Articles of Association which reads as follows:

"75. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the meeting; or

(ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded and not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution."

RECOMMENDATION

The executive directors of KWCM consider that the Acquisition is on normal commercial terms and that such terms are fair and reasonable and in the interests of KWCM and its shareholders as a whole. The KWCM Independent Board Committee concurs.

Your attention is drawn to the recommendation of the KWCM Independent Board Committee (set out on pages 91 to 92 of this Circular) and advice of Commerzbank (set out on pages 93 to 140 of this Circular) regarding the Acquisition (including the issue of the Consideration KWCM Shares).

The KWCM Directors consider that the Acquisition is in the interests of KWCM and its shareholders as a whole. Accordingly, the KWCM Directors recommend the holders of KWCM Shares to vote in favour of the resolution to be proposed at the KWCM EGM.

FURTHER INFORMATION

Your attention is drawn to the information set out elsewhere in this Circular and in the appendices to it.

Yours faithfully
Dr. Lui Che Woo
Chairman

K. WAH INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

(Stock code: 173)

Executive Directors:
Dr. Lui Che Woo, *MBE, JP, LLD, DSSc (Chairman)*
Mr. Francis Lui Yiu Tung *(Managing Director)*
Mr. Lennon Lun Tsan Kau *(Deputy Managing Director)*
Mr. Eddie Hui Ki On, *GBS, CBE, QPM, CPM*
Mr. William Lo Chi Chung
Ms. Paddy Tang Lui Wai Yu

Non-Executive Directors:
Sir David Akers-Jones, *KBE, GBM, CMG, Hon. RICS, JP**
Mr. Michael Leung Man Kin, *CBE, JP*
Dr. Philip Wong Kin Hang, *GBS, JP, LLD, DH*
Dr. Leo Lee Tung Hai, *GBS, LLD, JP**
Dr. Robin Chan Yau Hing, *GBS, LLD, JP**
Dr. Charles Cheung Wai Bun, *JP**
Mr. Robert George Nield*

* *Independent Non-executive Directors*

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal place of business in Hong Kong:
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

30 June 2005

To the KWIH Shareholders and, for information only, holders of the KWIH Bonds,

Dear Sir or Madam,

INTRODUCTION

On 18 April 2005, jointly with the directors of its subsidiary, KWCM, the KWIH Directors announced that Canton Treasure, a wholly-owned subsidiary of KWCM, had agreed conditionally to acquire the Galaxy Equity Interest. Details of the proposal and of Galaxy are set out in the parts of this Circular headed "Letter from the KWCM Directors" and "Description of the Galaxy Group" and you are strongly advised to read them and the rest of this Circular carefully.

The Acquisition constitutes a deemed very substantial disposal, a very substantial acquisition and a connected transaction for KWIH. On the basis of the above, Completion is subject to, among other matters, approval of the KWIH Independent Shareholders at the KWIH SGM. As far as KWIH is concerned, the purpose of this Circular is to provide the KWIH Shareholders and the holders of the KWIH Bonds with further information on the Acquisition and notice to all shareholders of the KWIH SGM (with certain shareholders abstaining from voting) at which a resolution will be proposed

for the purpose of approving the Acquisition, the issue by KWCM of the Consideration KWCM Shares and the deemed disposal of KWCM pursuant thereto. This Circular also contains the advice of Anglo Chinese which has been retained as independent financial adviser to advise the KWIH Independent Board Committee and the KWIH Independent Shareholders in relation to the Acquisition and the recommendations of the KWIH Independent Board Committee which has been formed to advise the KWIH Independent Shareholders.

Your attention is drawn to the section headed "Reasons for the Acquisition" set out in the "Letter from the KWCM Directors" and the information on the Remaining KWIH Group as set out in Appendices IV, VII and VIII of this Circular.

FUTURE PLANS AND PROSPECTS

The KWIH Group's principal business is property investment and development in Hong Kong and Mainland China. On Completion, the Remaining KWIH Group will continue to engage primarily in property investment and development in Hong Kong and Mainland China. Development projects on hand in Hong Kong include the residential development on Tung Lo Wan Hill Road, Sha Tin which is expected to be completed by 2007 and the residential/commercial development on Johnston Road, Wan Chai which is expected to be completed by 2008. Construction works for the Shanghai projects, namely phase one of the residential units of the Shanghai Westwood on Guangzhong Road, Da Ning International Community and both the residential developments on Jianguo Xi Road, Xuhui District and Urumqi Bei Road, Jiangan District will be completed in 2006 and by 2007 respectively. In addition, the 35.75% owned investment property Shanghai K. Wah Centre which comprises Grade A offices was completed in the first quarter of 2005 with tenants moving in subsequently.

At present, through KWCM, the KWIH Group manufactures, sells and distributes construction materials in Hong Kong and Mainland China. Completion of the Acquisition will result in an immediate and material dilution of KWIH's interest in KWCM. KWCM will cease to be controlled by KWIH and its financial statements will no longer be consolidated with those of KWIH. Following Completion, it is uncertain whether over the next few years, KWIH will receive dividend payments from KWCM. Indeed, it is unlikely that it will receive any dividends from KWCM in the foreseeable future. Please refer to the paragraph headed "KWCM may be unlikely to pay dividends in the foreseeable future" in Appendix I of this Circular. Further, given the scale of the investment projects planned by Galaxy, it can be expected that further equity may be issued by KWCM which might dilute KWIH's interest in KWCM.

Nevertheless, the executive directors of KWIH believe that the Acquisition (and deemed very substantial disposal) will be of benefit to KWIH. After Completion, the consolidated profit margins of the KWIH Group are expected to improve because the comparatively low margins of the KWCM Group will no longer be accounted for in the consolidated financial statements of the KWIH Group. (Based on the audited consolidated financial statements of KWIH for the year ended 31 December 2004, the operating profit of its property business was HK$41,249,000 against turnover of HK$369,809,000, producing an operating profit ratio of about 11%. The operating profit of the construction materials business was HK$16,613,000 against turnover of HK$1,299,143,000, producing an operating profit ratio of about 1.3%.) In addition, KWIH will remain a significant

investor in KWCM and the executive directors of KWIH are optimistic about the future prospects of KWCM as the largest shareholder of Galaxy and of the market value of KWCM Shares, particularly after Galaxy's proposed new facilities are in operation.

RELEVANT REQUIREMENTS OF THE LISTING RULES

The Purchase Price exceeds 100% of the market capitalisation of KWIH, which is calculated on the basis of the average closing price of the KWIH Shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of the Acquisition Agreement.

Upon Completion, KWCM will cease to be a subsidiary of KWIH. The issue of the Consideration KWCM Shares will give rise to a deemed disposal of its interest in KWCM by KWIH. The consolidated revenue attributable to KWCM for the financial year ended 31 December 2004 exceeded 75% of the consolidated revenue of KWIH for the financial year ended 31 December 2004. The value of the Consideration KWCM Shares exceeds 75% of the market capitalisation of KWIH..

The Family Companies are connected persons of KWIH.

Consequently, for the purpose of the Listing Rules, the Acquisition and issue of the Consideration KWCM Shares at Completion will constitute a very substantial acquisition, a deemed very substantial disposal and a connected transaction for KWIH and is subject to the approval of the KWIH Independent Shareholders.

FINANCIAL EFFECT OF THE ACQUISITION

On issue of the Consideration KWCM Shares, KWCM will cease to be a subsidiary of KWIH.

Immediately upon Completion and assuming that there will be no change in the issued share capital of KWCM from the Latest Practicable Date up to Completion (save for the issue of the Consideration KWCM Shares), KWIH's interest in KWCM will be diluted from approximately 59.06% to approximately 25.96%. This will constitute a deemed disposal by KWIH of its interest in KWCM under the Listing Rules.

Immediately following Completion, KWIH's profit on the deemed disposal of its equity interest in KWCM is estimated to amount to approximately HK$3,483,570,000, representing the increase in KWIH's share of the consolidated net assets of KWCM from HK$906,324,000 to HK$4,389,894,000 before and after the Acquisition and this information is set out in section II — Unaudited Pro Forma Consolidated Profit and Loss Statement in Appendix VII — Unaudited Pro Forma Financial Information on the Remaining KWIH Group.

The profit on the deemed disposal of HK$3,483,570,000 was calculated on the basis of the net asset value of KWCM as at 31 December 2004 in the sum of HK$1,445,533,000, a total of 1,296,475,563 KWCM Shares in issue at 31 December 2004, the net amount of HK$14,705,660,000 (being the value of 1,840,519,798 Consideration KWCM Shares of HK$14,724,158,000 at HK$8 each after deduction of legal and professional fees of HK$18,498,000 in connection with the Acquisition) and with a revised net asset value in the books of KWCM of HK$16,151,193,000.

Based on the revised percentage shareholding of KWIH in KWCM of about 27.18% on the total number of 852,775,351 KWCM Shares held by KWIH at 31 December 2004, the revised KWIH share of KWCM's consolidated net assets taking into account of 1,840,519,798 Consideration KWCM Shares will be HK$4,389,894,000. Compared with the cost of investment of KWCM Shares at 31 December 2004 of HK$906,324,000, there is a deemed profit of HK$3,483,570,000.

As the profit will be a "paper" gain only, there are no sale proceeds to be applied by KWIH.

The segment for construction materials will no longer be presented in the segment information in KWIH's consolidated financial statements immediately after the date of Completion as, upon Completion, KWCM will cease to be a subsidiary of KWIH and will become an associated company. Hence, KWIH will account for its shareholding in KWCM by the equity accounting method so that KWIH will recognise the appropriate share of KWCM's profit under "associated company" in its consolidated profit and loss statement and account for the investment in KWCM under "associated company" in its consolidated balance sheet.

Based on KWCM's audited consolidated financial statements for the year ended 31 December 2004, profit contribution from KWCM to KWIH after minority interests was approximately HK$22,095,000 or about 9.4% of the profit attributable to the KWIH Shareholders. The profit attributable to KWIH is calculated based on the weighted average shareholding interest of KWIH in KWCM (about 66.39%) for the year ended 31 December 2004 and the audited profit of HK$33,423,000 of KWCM attributable to shareholders for the year ended 31 December 2004. Immediately after Completion, KWIH's shareholding in KWCM will be reduced from approximately 59.06% to approximately 25.96% (assuming that there will be no change in KWCM's issued share capital from the Latest Practicable Date to Completion save for the issue of the Consideration KWCM Shares at Completion). KWCM will be recognised by KWIH on an equity accounting basis as described above.

The audited consolidated total assets and total liabilities (including minority interests) of the Remaining KWIH Group as at 31 December 2004 were approximately HK$8,030,072,000 and HK$5,298,837,000 respectively.

As set out in Appendix VII to this Circular, upon Completion, the unaudited pro forma consolidated total assets and total liabilities (including minority interests) of the Remaining KWIH Group assuming that the Acquisition and the deemed disposal of KWCM (the "Disposal") had been completed as at 31 December 2004 will be approximately HK$10,183,861,000 and HK$3,969,056,000 respectively.

Net Assets Value and Net Tangible Assets Value

The audited consolidated net assets and net tangible assets of the KWIH Group as at 31 December 2004 were approximately HK$2,731,235,000 equivalent to approximately HK$1.36 per KWIH Share on the basis of 2,015,644,738 KWIH Shares in issue at that date.

As set out in Appendix VII to this Circular, upon Completion, the unaudited pro forma consolidated net assets and net tangible assets of the Remaining KWIH Group assuming that the Acquisition and the Disposal had been completed as at 31 December 2004 will be approximately HK$6,214,805,000, equivalent to approximately HK$3.08 per KWIH Share on the basis of 2,015,644,738 KWIH shares in issue as at 31 December 2004.

The increase in consolidated net assets and net tangible assets from HK$2,731,235,000 to HK$6,214,805,000 is due to the profit on deemed disposal of the KWCM Shares as described above.

Net Current Assets Value

The audited consolidated net current assets of the KWIH Group as at 31 December 2004 were approximately HK$4,755,869,000. As set out in Appendix VII to this Circular, upon Completion, the unaudited pro forma consolidated net current assets of the Remaining KWIH Group assuming that the Acquisition and the Disposal had been completed as at 31 December 2004 will be HK4,291,374,000.

Current Ratio

The current ratio is defined as current assets to current liabilities. The current ratio of the KWIH Group as at 31 December 2004 was 4.4 times. As set out in Appendix VII to this Circular, upon Completion, the current ratio of the Remaining KWIH Group assuming that the Acquisition and the Disposal had been completed as at 31 December 2004 will be 5.12 times, that is, the current assets would be sufficient to cover the current liabilities.

Gearing Ratio

The gearing ratio, defined as the ratio of total loans outstanding less cash and bank balances to total assets net of cash and bank balance of KWIH Group, was maintained at a 38% as at 31 December 2004. As set out in Appendix VII to this Circular, assuming that the Acquisition and the Disposal had been completed as at 31 December 2004, the gearing ratio of the Remaining KWIH Group will be approximately 27%.

The total loans outstanding before and after the pro forma adjustments as at 31 December 2004 for the KWIH Group were HK$3,519,751,000 and HK$3,198,171,000 respectively, these being the respective aggregate sum of the current portion of long-term liabilities, short-term borrowings and long term liabilities. Cash before and after the pro forma adjustments was HK$781,306,000 and HK$610,354,000 respectively.

The total assets before and after the pro forma adjustments as at 31 December 2004 were HK$7,248,766,000 and HK$9,573,507,000 respectively. The total assets are calculated based on the total sum of the non-current assets and current assets net of cash and bank balance.

The estimated cost incurred for the Acquisition and the Disposal is approximately HK$18,500,000 comprising professional fees for legal advisers, auditors, financial advisers, independent financial advisers, valuers and miscellaneous expenses including those relating to announcements, printing of circular and issue of Consideration KWCM shares.

Profit Attributable to Shareholders

For the year ended 31 December 2004, the audited consolidated profit attributable to shareholders of KWIH was approximately HK$234,323,000 and the earnings per KWIH Share was approximately HK$0.117, based on 1,996,230,000 KWIH weighted average number of shares in issue during 2004.

As set out in Appendix VII to this Circular, upon Completion, the unaudited pro forma consolidated net profit for the year ended 31st December, 2004 attributable to shareholders of the Remaining KWIH Group assuming that the Acquisition and Disposal had been completed on 1 January 2004 will be approximately HK$3,433,161,000 and earnings per KWIH Share will be approximately HK$1.72 per KWIH Share on the basis of 1,996,230,000 KWIH weighted average number of shares in issue during 2004.

The increase of earnings from HK$0.117 to HK$1.72 per KWIH Share is mainly due to the profit on deemed disposal of KWCM Shares as described above.

Details of the unaudited pro forma financial information about the Remaining KWIH Group after Completion are set out in Appendix VII to this Circular.

REMAINING INTEREST

Assuming there are no further issues of KWCM Shares (other than the Consideration KWCM Shares) from the Latest Practicable Date to Completion, immediately after Completion, KWIH will hold indirectly approximately 25.96% of the issued shares of KWCM. Presently, KWIH has no intention of disposing of the KWCM Shares held by it either now or immediately after Completion.

KWIH SGM

A notice convening the KWIH SGM to be held at Island Shangri-La Hong Kong, Level 39, Atrium Room, Two Pacific Place, Supreme Court Road, Central, Hong Kong at 3:00 p.m. on Tuesday, 19 July 2005 is set out on pages 572 and 573 of this Circular. An ordinary resolution will be proposed at that meeting to approve the Acquisition, the issue of the Consideration KWCM Shares by KWCM and the Disposal and voting on that resolution will be by way of poll.

Whether or not holders of the KWIH Shares are able to attend the KWIH SGM, they are requested to complete and return the **WHITE** form of proxy accompanying this Circular in accordance with the instructions printed thereon to the principal place of business of KWIH in Hong Kong at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the KWIH SGM or any adjournment thereof. Completion and return of the **WHITE** form of proxy will not preclude holders of the KWIH Shares from attending and voting in person at the KWIH SGM or any adjournment thereof should they so wish.

As at the Latest Practicable Date, the Trusts, the Family Companies, the Lui Family, Dr. Lui, Francis Lui, Lawrence Lui, the Minority Vendors and their respective ultimate beneficial owners and their respective associates together controlled or were entitled to exercise control over 56.26% of

the voting rights in respect of the KWIH Shares in KWIH and will abstain from voting at the KWIH SGM on the resolution to approve the Acquisition, the issue of the Consideration KWCM Shares by KWCM and the Disposal.

Save for the aforesaid, to the best of the KWIH Directors' knowledge, information and belief having made all reasonable enquiries, no other KWIH Shareholder or his associate has a material interest in the Acquisition and is required under the Listing Rules to abstain from voting at the KWIH SGM.

PROCEDURE FOR DEMANDING A POLL

The procedure by which the KWIH Shareholders may demand a poll pursuant to the constitutional documents of KWIH is set out in Bye-law 78 of its Bye-laws which reads as follows:

"78. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the meeting; or

(ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded and not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution."

INDEPENDENT BOARD COMMITTEE

The KWIH Independent Board Committee comprising of Sir David Akers-Jones, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing and Mr. Robert George Nield has been constituted to make recommendations to the KWIH Independent Shareholders in relation to the Acquisition.

Although Dr. Charles Cheung Wai Bun is an independent non-executive director of KWIH, he is also an independent non-executive director of KWCM. Accordingly, it is considered inappropriate to include him as a member of the KWIH Independent Board Committee.

INDEPENDENT FINANCIAL ADVISER

Anglo Chinese has been appointed as the independent financial adviser to advise the KWIH Independent Board Committee and the KWIH Independent Shareholders regarding the Acquisition (including the issue of the Consideration KWCM Shares).

RECOMMENDATION

The executive directors of KWIH consider that the Acquisition is on normal commercial terms and that such terms are fair and reasonable and in the interests of KWIH and the KWIH Shareholders as a whole. The KWIH Independent Board Committee concurs.

Your attention is drawn to the recommendation of the KWIH Independent Board Committee (set out on pages 141 and 142 of this Circular) and advice of Anglo Chinese (set out on pages 143 to 161 of this Circular) regarding the Acquisition (including the issue of the Consideration KWCM Shares).

Accordingly, the KWIH Directors recommend the KWIH Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the KWIH SGM.

KWIH BONDS

It was a term of the KWIH Bonds that an event of default would occur if KWIH owned, directly or indirectly, less than 30% of the issued share capital of KWCM. Subsequent to the announcement of the Acquisition on 18 April 2005, the holders of the KWIH Bonds have assented to a deletion of the relevant term by a resolution passed on 31 May 2005.

FURTHER INFORMATION

Your attention is drawn to the information set out elsewhere in this Circular and in the appendices to it including but not limited to the part headed "Letter from the KWCM Directors" which is incorporated in this Letter by reference and deemed to be part of this Letter.

Yours faithfully
Dr. Lui Che Woo
Chairman

HISTORY AND DEVELOPMENT OF GALAXY

Galaxy was incorporated as a limited liability company in Macau on 30 November 2001 for the purpose of submitting a tender in response to the Macau government's liberalization of casino gaming concessions. On incorporation Galaxy had an authorised, issued and paid up share capital of MOP1,000,000 divided into 1,000 ordinary shares with a par value of MOP1,000 each, subscribed by Advantage Global Limited, Golden Island Limited and Pedro Ho, for 650 (65%), 250 (25%) and 100 (10%) ordinary shares respectively.

In December 2001, in response to the Macau government's invitation for companies to submit tenders, Galaxy submitted a tender, in addition to 20 other tenderers.

On 7 February 2002, Golden Island Limited transferred 1 share of MOP1,000 (being 0.1% of the then issued shares of Galaxy) in Galaxy to Venetian Venture Development, LLC for a consideration equivalent to its par value.

In February 2002, the Macau government, after evaluations, announced that Galaxy was one of the 3 tenderers who were selected by the tender board (subject to, amongst other things, successful negotiation of the gaming concession contract) to be one of the 3 concessionaires who would be granted a gaming concession to operate casinos in Macau.

On 14 March 2002, Advantage Global Limited transferred at par value 100 shares of MOP1,000 in Galaxy to Wealth Grand Limited, 50 shares to Golden Island Limited, 20 shares to Pedro Ho, 50 shares to Best Done Developments Limited and 50 shares to Bestwin Profits Limited.

Subsequently, also on 14 March 2002, the share capital of Galaxy was increased to an authorised, issued, subscribed and paid up capital of MOP200,000,000, divided into 200,000 ordinary shares with a par value of MOP1,000 each. At the same time the shareholdings in Galaxy were restructured. After this restructure the shareholders of Galaxy were Advantage Global Limited (76,000 shares), Golden Island Limited (59,999 shares), Venetian Venture Development LLC (1 share), Pedro Ho (24,000 shares), Wealth Grand Limited (20,000 shares), Best Done Developments Limited (10,000 shares) and Bestwin Profits Limited (10,000 shares) holding respectively 38%, 29.9995%, 0.0005%, 12%, 10%, 5% and 5% of the issued capital of Galaxy. Advantage Global Limited, Golden Island Limited and Wealth Grand Limited are companies beneficially owned by the Lui Family. Best Done Developments Limited, Bestwin Profits Limited and Venetian Venture Development LLC are companies beneficially owned by Independent Third Parties.

On 25 June 2002, Venetian Venture Development LLC transferred its 1 share of MOP1,000 in Galaxy to Golden Island Limited at the consideration equivalent to its par value.

Subsequently, also on 25 June 2002, Galaxy Resorts Limited was incorporated with an issued, authorized, subscribed and paid up share capital of MOP1,000,000. Its share capital was paid through the transfer to Galaxy Resorts Limited from its shareholders of 120,000 shares in Galaxy. The shareholders of Galaxy Resorts Limited at the time of its incorporation (and the acquisition of shares in Galaxy) were Best Done Developments Limited (7.14%), Bestwin Profits Limited (7.14%), Advantage Global Limited (54.29%), Wealth Grand Limited (14.29%) and Pedro Ho (17.14%).

Subsequently, also on 25 June 2002, the shareholding of Galaxy was restructured so that the existing authorised, issued and paid up share capital was reclassified into 60,000 class A ordinary shares, 120,000 class B ordinary shares and 20,000 class C ordinary shares, each with a par value of MOP1,000. Upon the restructuring Golden Island Limited held 60,000 class A ordinary shares representing a 30% voting interest in Galaxy, Galaxy Resorts Limited held 120,000 class B ordinary shares representing a 60% voting interest in Galaxy and Pedro Ho held 20,000 class C ordinary shares representing a 10% voting interest in Galaxy.

Subsequently but still on 25 June 2002, Venetian Macau Holdings Limited, an independent third party, acquired the 60,000 class A ordinary shares (representing a 30% voting interest in Galaxy) from Golden Island Limited for a consideration of MOP1.00.

Negotiations with the Macau government took place and the Concession was successfully negotiated and signed with the Macau government on 26 June 2002.

Accordingly, at the time that the Concession was granted, Venetian Macau Holdings Limited and Galaxy Resorts Limited were both shareholders in Galaxy holding the interests referred to above. It was subsequently agreed that it was in their respective interests to pursue business separately. Accordingly, Venetian Macau Holdings Limited sold its 60,000 class A shares in Galaxy to Galaxy Resorts Limited. The Lui Family then had a 61.72% indirect voting interest in Galaxy through its shareholding in Galaxy Resorts Limited (specifically Advantage Global Limited and Wealth Grand Limited held an aggregate interest of 68.58% of Galaxy Resorts Limited and Galaxy Resorts Limited held 90% of Galaxy). The relevant parties negotiated with the Macau government for its consent to such shareholding changes and also for Galaxy to grant a sub-concession to Venetian Macau Management Limited, (which had subsequently changed its name to Venetian Macau S.A.). The relevant approvals from the Macau government were obtained and, after a related amendment to the Concession was signed, Galaxy granted the Sub-Concession to Venetian Macau Management Limited on 19 December 2002.

After looking for suitable sites in the Macau peninsula to build a hotel/casino resort in September 2003, Galaxy successfully acquired a leasehold plot that forms part of the site where the Galaxy StarWorld project is presently being built. The Galaxy StarWorld site is strategically located in the downtown gaming hub of Macau.

In accordance with the requirements of the Concession and its business plan, Galaxy is developing certain city club casinos to service the VIP gaming market in Macau. The first such city club casino is Galaxy Casino at Waldo Hotel, which opened for business on 4 July 2004. Galaxy is also developing the Galaxy Casino at Cotai City Club and the Galaxy Casino at Rio Hotel, both of which will cater for the VIP gaming market.

Galaxy has also formulated development plans for and begun ground work on its Cotai site, on which the Galaxy Cotai Mega Resort will be developed.

The shareholding of the Lui Family in Galaxy Resorts Limited did not change between the time of the granting of the Sub-Concession in December 2002 and the internal reorganisation which took place in February 2005. As part of such reorganisation the articles of association of Galaxy were amended, with the transformation of the existing 60,000 class A ordinary shares into 60,000 Galaxy B Shares, and 20,000 class C ordinary shares into 20,000 Galaxy A Shares, maintaining the

existing 120,000 class B ordinary shares as Galaxy B Shares, so that Galaxy's share capital became represented only by the Galaxy A Shares and the Galaxy B Shares, and with increase of the share capital of Galaxy from MOP200,000,000 to MOP951,900,000 through the issue of 75,190 Galaxy A Shares and 676,710 Galaxy B Shares, each with a par value of MOP1,000.

Immediately after this reorganisation in February 2005, the Family Companies subscribed for an aggregate of 497,923 Galaxy B Shares (being approximately 52.30% of the issued shares of Galaxy) and acquired an aggregate of 132,444 Galaxy B Shares (being approximately 13.91% of the issued shares of Galaxy) from Galaxy Resorts Limited. Future Leader and Hugo Legend subscribed for an aggregate of 47,370 Galaxy B Shares (being approximately 4.98% of the issued shares of Galaxy) and acquired an aggregate of 12,600 Galaxy B Shares (being approximately 1.32% of the issued shares of Galaxy) from Galaxy Resorts Limited. Brightwealth subscribed for 117,206 Galaxy B Shares (being approximately 12.31% of the issued shares of Galaxy) and acquired 31,176 Galaxy B Shares (being approximately 3.28% of the issued shares of Galaxy) from Galaxy Resorts Limited. Wealth Access subscribed for 14,211 Galaxy B Shares (being approximately 1.49% of the issued shares of Galaxy) and acquired 3,780 Galaxy B Shares (being approximately 0.4% of the issued shares of Galaxy) from Galaxy Resorts Limited. Pedro Ho subscribed for 75,190 Galaxy A Shares (being approximately 7.9% of the issued shares of Galaxy). All such subscriptions and acquisitions were made at par value. Further details of the share structure and the current shareholders of Galaxy are discussed in the sections headed "Capital Structure of Galaxy", "Principal Shareholders of Galaxy" and "Information on the Vendors" of this part of the Circular.

BUSINESS

Galaxy holds one of only three gaming concessions granted by the Macau government to operate casinos in Macau, and, while a limited number of sub-concessions have been granted, the Macau government is precluded from granting additional gaming concessions until 2009. Sub-concessions can only be granted with approval in advance from the Macau Government, and then, only on condition that the sub-concessionaire is willing to comply with the terms under which the Macau Government is prepared to give its consent to the grant of the sub-concession.

In its first six months of operations, Galaxy Casino at Waldo Hotel, a city club casino with nine gaming rooms dedicated to VIP play, has successfully established a significant and growing presence in Macau's VIP gaming market. Galaxy and SJM are currently the only two gaming companies in Macau operating casinos that primarily cater to the VIP gaming market, which, according to the Macau government, accounted for approximately 72 percent of net table win in Macau casinos in 2004.

Overview

Since the commencement of operations at Galaxy Casino at Waldo Hotel on 4 July 2004, Galaxy Casino at Waldo Hotel has generated substantially all of Galaxy's HK$127 million of total revenues and HK$73 million of profit for the year ended 31 December 2004.

Galaxy Casino at Waldo Hotel had 1,005,000 counts of visits from its commencement of operations to 31 December 2004, and for this period average net win per VIP table per day was HK$411,000 and average net win per mass-market table per day was HK$36,000.

As part of Galaxy's growth strategy and to satisfy its investment obligations under the Concession, Galaxy is developing Galaxy StarWorld, a premium resort hotel and casino complex located in the heart of Macau's central business and tourism district scheduled to open in mid 2006, Galaxy Cotai Mega Resort, a resort hotel and casino project in the Cotai resort area of Macau the first phase of which is scheduled to open in 2008, and Galaxy Casino at Cotai City Club and Galaxy Casino at Rio Hotel, both scheduled to open in the first quarter of 2006. Galaxy intends these projects to consolidate and expand Galaxy's presence in Macau's VIP gaming market and to establish Galaxy as a major player in Macau's emerging mass-market gaming market.

Competitive Strengths

Galaxy believes that the efforts of the Macau government to develop Macau into a major international gaming centre, coupled with the barriers to competition in the Macau market, will provide unique growth opportunities. Galaxy intends to develop gaming venues that appeal primarily to Asian players. Galaxy expects continued economic growth in Asia and resulting increase in the disposable income of individuals in Asia will ensure Macau's continued status as one of the most popular gaming destinations in Asia, especially for VIP players. Easy access from major population centres such as Hong Kong and Taiwan, Mainland China and other south east Asia areas, makes Macau a convenient travel destination.

Galaxy has established strong relationships with a number of the gaming promoters in Macau. These promoters provide Galaxy with a steady supply of VIP players. Galaxy has the cultural and local expertise it believes is necessary to attract and cater for VIP players throughout Asia.

Galaxy had cash and bank balances totalling HK$1.06 billion (including a restricted bank deposit of HK$254 million), EBITDA of HK$77.8 million and a ratio of EBITDA to interest expense of approximately 10 times as of and for the year ended 31 December 2004. KWCM believes that Galaxy's solid financial condition and performance since the commencement of operations at Galaxy Casino at Waldo Hotel on 4 July 2004 will help Galaxy obtain the additional financing required to construct and develop its planned projects.

Strategy

Galaxy's strategy includes the following measures:

- Leverage on the experience of Galaxy Casino at Waldo Hotel to increase the number of Galaxy city club casinos to expand the VIP gaming market through partners and promoters with tailored gaming infrastructures and hotels and city club casino facilities.

- Establish a leading position in the VIP gaming business by offering premier VIP service with custom designed properties and attention to detail to satisfy client preferences with the primary consideration being total customer satisfaction. This strategy is to be further strengthened by communications with agents such as gaming promoters, collaborators and tourist agencies to ensure the right resourceful intermediaries are in place to serve target VIP patrons.

- Establish leading position in the mass-market gaming business by giving patrons appealing gaming resort facilities in Galaxy StarWorld and Galaxy Cotai Mega Resort with one-stop facilities that satisfy mass-market gaming patrons who will be able to play games, dine, shop, be entertained and stay, under one roof.

- Develop and promote the "Galaxy" brand as signifying world-class operating standards offering high-quality custom-oriented entertainment and hospitality products and services, via various marketing and promotion channels to stimulate demand for Galaxy destinations.

- Develop a dedicated international cross-cultural efficient management team who are customer-oriented, and comprehend Asian clientele attributes and preferences, to encourage repeated patronage.

Existing Casino

Galaxy Casino at Waldo Hotel is designed to appeal to the VIP gaming market, and a substantial majority of net gaming win at Galaxy Casino at Waldo Hotel is derived from VIP play. VIP gaming is conducted in private or semi-private rooms and typically involves high stakes wagers. Galaxy Casino at Waldo Hotel's customer base and marketing efforts are concentrated on VIP players in Mainland China, Hong Kong and elsewhere in Asia, for whom the game of choice is baccarat.

Galaxy Casino at Waldo Hotel opened for business on 4 July 2004. It is located in a specially refurbished commercial space within the Waldo Hotel rented by Galaxy. Mr. Yeung Chi Hang and Mr. Cheng Kwee, through Wealth Access, ultimately and beneficially own Waldo Hotel. Galaxy Casino at Waldo Hotel is within a short distance from Macau's main ferry terminal and helipad, and is located on one of Macau's main thoroughfares. Galaxy Casino at Waldo Hotel offers approximately 3,500 square metres of gaming space on five floors, which include 63 table games (baccarat, blackjack, Caribbean Stud, sic bo and roulette) and 74 slot machines. Its tables comprise 20 gaming tables on its main gaming floor and 43 baccarat tables in nine semi-private gaming rooms dedicated to VIP play.

Galaxy Casino at Waldo Hotel rents its gaming floors from the Waldo Hotel under a two-year lease commencing from 1 January 2004, with an option for Galaxy to extend for another 3 years from 1 January 2006. The monthly rental is HK$2,500,000. The head lessor is Waldo Realty Company Limited and the sub-lessor is Waldo Hotels Limited. Both companies are ultimately beneficially owned by Mr. Yeung Chi Hang and Mr. Cheng Kwee, each of whom is an Independent Third Party.

Galaxy Casino at Waldo Hotel's VIP rooms are equipped only with baccarat tables, and at present 53 of the 63 table games at Galaxy Casino at Waldo Hotel are baccarat tables.

On 1 July 2004, Galaxy entered into an agreement which is for a term equal to the life of the Concession with Hugo Legend (the ultimate beneficial owner of which is Mr. Suen Suk Hing, an Independent Third Party who acquired it from Pedro Ho, a director of Galaxy, on 12 April 2005) and Wealth Access (the ultimate beneficial owners of which are Mr. Yeung Chi Hang and Mr. Cheng Kwee, each of whom is an Independent Third Party). Galaxy is responsible for the management and

operation of the casino and Hugo Legend and Wealth Access as service providers are responsible for the provision of a steady flow of customers to the Galaxy Casino at Waldo Hotel and for procuring/introducing VIP players to Galaxy Casino at Waldo Hotel.

Pursuant to the service agreement dated 1 July 2004, Hugo Legend and Wealth Access agreed with Galaxy that Hugo Legend and Wealth Access will jointly and severally bear the payments by Galaxy of the promoters' commissions, and allowances plus certain other operating and administrative expenses (such as payroll, rental, electricity, etc) and initial start up costs (such as pre-operating expenses, training, equipment, furniture, etc) of the casino. Hugo Legend and Wealth Access also jointly and severally guaranteed a minimum return to Galaxy regardless of the operating result of the gaming activities of the casino, and agreed to jointly and severally indemnify Galaxy against substantially all risks arising under the lease with Waldo Hotels Limited as aforesaid.

The majority of the revenue of the casino for the financial year ended 31 December 2004 was derived from VIP play (see the section headed "Overview" for the description of the VIP tables in Galaxy Casino at Waldo Hotel).

The major portion of the revenue after the special gaming tax and levies paid to the Macau government is paid to the VIP promoters, as commissions and allowances, based on contracts between Galaxy and the promoters with these promoters which were negotiated on an arms-length basis with rates in line with the current Macau market practice. The amount paid to the three promoters at Galaxy Casino at Waldo Hotel, namely, Cheng Kwee, Chan Koon Wah and Lee William for the year ended 31 December 2004 was HK$1,173,608,000. Such commissions and allowances paid to the promoters were the largest expenses of Galaxy for the operations of VIP gaming tables.

The net effect of these arrangements is that Galaxy takes approximately less than one half of the pre-tax net gaming win before operating expenses such as special gaming tax and levies, commission and allowances paid to promoters, administrative and others but is responsible for the special gaming tax and levies to be paid to the Macau government (Galaxy derived HK$123,777,000 from these arrangements out of a net gaming wins of HK$2,994,559,000 in the year ended 31 December 2004) and the balance of net gaming wins less all operating expenses and Galaxy's income belongs to the service providers. The basing of Galaxy's, the service providers' and promoters' entitlement on either net gaming wins or profits is in line with market practice.

For the year ending 31 December 2004, the amount of net gaming win of Galaxy Casino at Waldo Hotel is HK$2,994,559,000. The gross amount of fee paid to Hugo Legend and Wealth Access, pursuant to the abovementioned agreement dated 1 July 2004, amounted to HK$1,700,307,000. After payment of gaming tax and levies of HK$1,170,618,000 and commission and allowance to VIP promoters of HK$1,173,608,000, deduction of depreciation and amortisation expenses of HK$3,513,000, payment of administrative and other operating expenses of HK$155,685,000, the contributions from gaming operations amounted to HK$491,278,000 and the net entitlement of the service providers was HK$367,501,000. Galaxy derived HK$123,777,000 from these arrangements in the year ended 31 December 2004.

Hugo Legend and Wealth Access have agreed that there will be no changes in the shareholdings or directorships in Wealth Access and Hugo Legend except with the consent of Galaxy.

The arrangement with Hugo Legend and Wealth Access, which was negotiated on an arms-length basis taking into account the service and the financial obligations of Hugo Legend and Wealth Access including their obligations aforesaid to bear expenses and initial costs and to provide guarantee and indemnity, the facilities and location of Waldo Hotel, the prevailing market conditions of Macau, the minimal investment to be made by Galaxy, and also the potential profit and market share perceived by Galaxy, is in line with market practice. Please refer to Appendix 1 "Risk Factors".

Government Supervision

The activities and operation of Galaxy and the casinos of Galaxy are closely monitored by the Macau DICJ. Macau DICJ has an office inside Galaxy Casino at Waldo Hotel where Macau DICJ officials are stationed 24 hours daily and which is equipped with CCTVs on the whole of the casino. Judicial police also has an office inside the Galaxy Casino at Waldo Hotel which is also staffed by police 24 hours daily. Galaxy management is in close dialogue with Macau DICJ regarding Galaxy's compliance with the Concessions and all the applicable laws of Macau.

Customers

The Macau gaming industry is heavily reliant on tourists to patronise its casinos. Presently a significant majority of those tourists come from Mainland China and other nearby Asian countries. For more information on the tourist growth and breakdown, please refer to the section headed "Market demand" set out in part of this Circular headed "The Macau Gaming Industry". Galaxy has taken into account the expected demand arising from these tourists in formulating its development plan and business model.

Two main types of customers patronise Galaxy's casinos, namely mass-market customers and VIP patrons. Galaxy attracts a wide spectrum of customers and, even within its VIP patrons, Galaxy does not have any identifiable regular customer base or rely on any particular group as a source of its customers.

Mass-market customers

Galaxy StarWorld and Galaxy Cotai Mega Resort are being developed to cater for mass-market customers who are essentially walk-in customers. In Galaxy StarWorld and Galaxy Cotai Mega Resort, mass-market customers will be catered for in mass-market gaming halls. The gaming facilities will be complemented by entertainment facilities, leisure outlets and other amenities to provide all the client's needs under one-roof.

Galaxy plans to offer competitively priced travel packages, from time to time, through travel agents and promotion partners to give potential customers an incentive to choose Galaxy over the other casinos in Macau. Loyalty programs will also be implemented to encourage repeat customers.

VIP patrons

Galaxy recognises that the VIP segment presently accounts for the majority of the Macau gaming market. Galaxy will service this important market segment with VIP rooms within its own properties including Galaxy StarWorld and Galaxy Cotai Mega Resorts and with the operation of its city club casinos in rented premises.

Substantially all Galaxy Casino at Waldo Hotel's VIP players are recruited by VIP promoters. (refer to the section headed "Promoters" in this part of the Circular for further information).

Marketing

VIP market

One feature of Galaxy's city club casinos is their specialisation in VIP gaming. VIP play is typically conducted in private or semi-private rooms and involves considerably higher stake wagers than those on the main gaming floor.

Galaxy's VIP players are solicited by promoters who make arrangements for the players to come to Macau, play in the casino, and enjoy various facilities and around-the-clock services both inside and outside the casino while they are in Macau. Galaxy pays commissions to its promoters on the basis of the amount of business brought by the promoters. The KWCM Directors believe that other Macau casinos focusing on VIP players are also practising similar arrangements with promoters.

Mass market

Galaxy believes that one of the factors critical to success in the mass gaming market is the offering of the right amenities and services to general customers. In order to meet the expectations and satisfy the demand of this customer segment, a carefully-designed and priced mix of gaming facilities as well as appropriate hotel/resort accommodation and leisure facilities are important. Galaxy is aiming to appeal to this sector of the market by offering customer-oriented entertainment amenities and distinctive food/beverage and dinning services at Galaxy StarWorld and Galaxy Cotai Mega Resort. Other marketing strategies include introducing and periodically renewing popular games as well as offering competitively priced travel packages and seasonal/festive promotions.

Galaxy does not consider itself to be reliant on any particular group or class of customers.

With the development of Galaxy StarWorld and Galaxy Cotai Mega Resort, Galaxy intends to commence large scale marketing activities designed to attract mass-market customers to its resort hotel and casino properties. Galaxy expects these activities to include the following:

- Branding. Develop and promote the "Galaxy" brand as a unique customer-oriented entertainment hospitality gaming brand in Macau by way of multi-channel exposures to targeted market segments across the region.

- Loyalty program. Establish Asian-appeal loyalty programs to attract and retain mass market customers to maximise patronage and occupancy.

- Promotion. Promotion of Galaxy's hotel resort facilities, particularly Galaxy StarWorld and Galaxy Cotai Mega Resort, across the target market countries and territories as a must visit Macau resort destination for its unique customer oriented one stop facilities, either for day-trip visits or extended overnight visits.

- Networking of Agents. Build up network of gaming promoters, agents, collaborators and tourist agencies to ensure the right man-to-man marketing channels are fully utilised to sell the Galaxy facilities to target customers.

- Market Research. Build up client data base and strengthen research into clients needs. A data base will be built up of clients including their attributes and preferences so that Galaxy products, services and promotions could be custom made to enhance customer satisfaction and increase patronage to Galaxy properties. Special attention would be given to the evolving Asian client profile.

Future Projects

In accordance with its investment obligations under the Concession and its business strategy, Galaxy plans to develop Galaxy StarWorld, Galaxy Cotai Mega Resort, Galaxy Casino at Rio Hotel and Galaxy Casino at Cotai City Club. Galaxy StarWorld and Galaxy Cotai Mega Resort will be designed to establish Galaxy's mass-market gaming business, while Galaxy Casino at Cotai City Club and Galaxy Casino at Rio Hotel will be designed to consolidate and expand Galaxy's presence in Macau's VIP gaming market. These new facilities will be designed to offer casinos, hotel rooms, entertainment venues, shopping, spas, dining options and other amenities. Galaxy expects that they will provide its promoters with VIP gaming facilities, hotel rooms and other amenities tailored to the demands of the market to expand its recruitment of VIP players, as well as mass-market players.

Galaxy StarWorld

Galaxy has commenced the development of its StarWorld project at Lote 3(A2/I) of NAPE, Macau. Galaxy is constructing, and will own and operate under its own brand, the Galaxy StarWorld, which is planned to be an approximately 95,000 square metre gross floor area, 33-storey hotel and casino resort in Macau's central business and tourism district. Scheduled to open in mid 2006, Galaxy StarWorld is designed to house approximately 560 modules comprising standard hotel rooms and suites (including a presidential suite) on 16 floors plus food and beverage outlets, entertainment outlets and shops. Along the theme of 'one-stop at Galaxy', hotel and casino guests will be able to enjoy dining, leisure, or entertainment facilities all within the same complex.

The casino is configured to include an approximately 26,000 square metres gaming facility with 200 table games and 300 slot machines. The casino is designed to consist of two levels of gaming halls and five floors housing 15 VIP gaming rooms. The two main gaming halls are designed to cater to mass-market players with 140 table games supplemented by slot machines. The 15 dedicated VIP rooms are designed to house 60 baccarat tables.

Galaxy StarWorld is designed so that hotel and casino guests need not leave the complex for dining, leisure or entertainment. Galaxy plans to offer various restaurants in Galaxy StarWorld and with "around-the-clock" outlets and other facilities including a karaoke club, a health club and a swimming pool.

Galaxy through its wholly-owned subsidiary Investimentos Hoteleiros Majesty (Internacional) Limitada has acquired a land lease concession from the Macau government to develop a 2,916 square metre land site that will be used for a portion of the Galaxy StarWorld site. The land concession, which expires in 2017 but is renewable for a term up to 2049 in accordance with Macau law and Macau Government requirement, grants Galaxy's subsidiary exclusive use of the land. The land concession requires Galaxy's subsidiary to pay rent annually for the term of the land concession at the annual rate of MOP87,480 (approximately HK$84,932) during the construction period and MOP631,790 (approximately HK$613,388) thereafter. The rent amount may be revised every five years by the Macau government but no revision is expected to be materially adverse to Galaxy.

Galaxy and its subsidiary are in the process of seeking to modify the land concession for Galaxy StarWorld to include additional land of approximately 3,948 square metres in the site for Galaxy to use in its construction of Galaxy StarWorld and to transfer the lease from Investimento Hoteleiros Majesty (Internacional) Lda., a wholly-owned subsidiary, to Galaxy. Galaxy believes the Macau Government will have no major issues in permitting such modification of the land concession. If it is successful it is likely to be required to pay a premium but the amount is as yet unknown.

The Macau government approved the Galaxy StarWorld building plan in February 2005, and groundbreaking occurred in September 2004. Construction of Galaxy StarWorld is currently on schedule and within budget. For the purpose of managing the design, procurement and construction of Galaxy StarWorld, the project is divided into several design and construction components. The following table sets out the time for completion of each design and construction component, and the estimated progress percentage for each component, as at April 2005:

Design and Construction Stages	**Estimated Progress** *(%)*	**Expected Completion Date**
Site formation and piling	100	completed
Basement structure	100	completed
Superstructure construction	10	mid 2006

In connection with the construction of Galaxy StarWorld, Galaxy requires licensing and regulatory approvals from the Macau government relating to site reclamation, work permits in connection with the site plan, piling works, box culvert diversion, basement construction and noise permit all of which have been obtained. Galaxy expects to apply for licensing and regulatory approvals for hotel, food and beverages and entertainment in July 2005.

Galaxy StarWorld's project budget is HK$1.83 billion, including the cost of leasing the site (approximately HK$0.32 billion), costs of design and construction (approximately HK$1.46 billion) and pre-opening expenses (approximately HK$0.05 billion).

At 31 December 2004, Galaxy had funded approximately HK$0.3 billion of project costs. At 31 December 2004, Galaxy estimated that an additional HK$1.5 billion would be needed to complete Galaxy StarWorld. The project is within budget and on schedule

Galaxy Cotai Mega Resort

Galaxy will build, own and operate Galaxy Cotai Mega Resort, which will become Galaxy's flagship resort casino in Macau. The Galaxy Cotai Mega Resort will cater primarily for mass player markets. In Cotai, an area of over 442,000 square metres of land has been earmarked by the Macau government for the Galaxy Cotai Mega Resort project and Galaxy is in preliminary discussions with the Macau Government in finalising the master layout plan, negotiating the land concession for the Galaxy Cotai Mega Resort development and ascertaining the permitted gross floor area of each category of usage for the calculation of the land premium payable on the land concession. Galaxy has submitted to the Macau government a development plan for a gross floor area of approximately 1,000,000 square metres in Cotai. The site for Galaxy Cotai Mega Resort is close to both the main road link between Mainland China and Macau and a major new bridge linking the Cotai resort area to the rest of Macau.

The KWCM Board expects Galaxy Cotai Mega Resort to be completed in four phases. Based on the completion of all four phases, Galaxy Cotai Mega Resort will be designed to eventually offer approximately 6,300 hotel rooms and suites in several hotels with four themed casinos providing an additional 41,000 square metres of gaming facilities. This is subject to change in light of market conditions and change in project design, project/town planning considerations and construction programmes. Galaxy StarWorld is expected to satisfy Galaxy's obligation to develop a hotel resort casino project under the Concession. Accordingly, subject to the investment of the sum of MOP4.4 billion (approximately HK$4.3 billion) by June 2009 and the terms of the land concession for Galaxy Cotai Mega Resort, there is no requirement in the Concession for Galaxy to develop the Galaxy Cotai Mega Resort area by phases or how long Galaxy can take to complete development of any particular phase.

Phase I, which is designed to include two deluxe hotels and one themed casino, is scheduled to open in 2008. The deluxe hotels are expected to contain approximately 2,000 rooms. The themed casino, which is planned to have approximately 28,800 square metres of gaming facilities, will be the Phase 1 main casino in Galaxy Cotai Mega Resort. The facilities include approximately 300 mass-market table games, approximately 48 VIP table games in 12 dedicated VIP rooms and approximately 1,000 slot machines. The remaining phases of Galaxy Cotai Mega Resort will be completed at future dates yet to be determined and which will depend upon market conditions and demand. Nevertheless, the plan is to complete all site formation work and as much foundation work as possible at an early stage.

Galaxy Cotai Mega Resort will be designed to attract players and their families for multi-day stays. Galaxy expects the resort to include a water park (encompassing a series of attractions such as swimming pools, slides and other water features), a health club and spa, karaoke lounges, retail outlets, a children's amusement arcade, a business lounge, a theatre and a variety of dining options, including restaurants, bars and cafes. Galaxy also expects Galaxy Cotai Mega Resort to feature a multi purpose convention facility.

Galaxy has begun site formation work on the Galaxy Cotai Mega Resort site and expects that such site formation work will be completed by end of 2005.

The cost to Galaxy of construction of Phase I of Galaxy Cotai Mega Resort is expected to be approximately HK$4.08 billion, including the cost of leasing the land concession (approximately HK$0.8 billion), costs of design furnishing and construction (approximately HK$3.17 billion) and pre-opening expenses (approximately HK$0.11 billion). Galaxy expects to finance Phase I of Galaxy Cotai Mega Resort through cash from operations and borrowings. The remaining phases will be completed at future dates depending upon market conditions and demand.

The City Club Casinos Chain

Galaxy Casino at Waldo Hotel, Galaxy's first city club casino in Macau, is aimed at the VIP gaming market. Galaxy will be adding two more city club casinos, which will be marketed in schemes tailored to the specific needs of the VIP gaming markets. City club casinos are located, under lease, in purpose-built and fitted out premises. Galaxy locates its city club casinos at hotel blocks such that its gaming customers are well served by food and beverage, accommodation and other hotel amenities and services.

The First City Club Casino — Galaxy Casino at Waldo Hotel

Details of this existing casino are set out earlier in this part of this Circular, in the section headed "Existing Casino".

The Second City Club Casino — Galaxy Casino at Cotai City Club

The Galaxy Casino at Cotai City Club is situated within close vicinity to Galaxy Cotai Mega Resort, and will offer additional gaming facilities to complement the Galaxy Cotai Mega Resort. The Galaxy Casino at Cotai City Club is planned to have approximately 14,000 square metres of gaming space, 146 table games, including 46 table games located in 12 dedicated VIP rooms, and 200 slot machines. It is expected to open in the first quarter of 2006. Companhia Great China Limitada is the owner of the lease concession for the land where the hotel building at which Galaxy Casino at Cotai City Club will be situated, and this hotel building will be constructed by Companhia Great China Limitada. Galaxy will take a lease from Companhia Great China Limitada for its Galaxy Casino at Cotai City Club and KWCM will at the relevant time comply with any applicable Listing Rules. Monthly rental for Galaxy Casino at Cotai City Club is to be negotiated on an arm's length basis but will not be less than HK$6,000,000 per month for the first 3 years of the lease term. Galaxy has an indirect interest of 10% in Companhia Great China Limitada. The rest of the equity interest in Companhia Great China Limitada is owned by Mr. Cheng Kwee and Mr. Yeung Chi Hang, each of whom is an Independent Third Party.

On 24 September 2004 Galaxy signed an agreement for a term equal to the life of the Concession with Hugo Legend and Wise Gain as service provider. Galaxy will be responsible for the management and operation of the casino, Wise Gain will be responsible for bringing in customers for the casino and Hugo Legend will be responsible for public relations and general advisory work.

Wise Gain will also arrange for the casino's initial costs, and the cash-flow needed for the casino. Wise Gain is also responsible for providing the funds necessary to cover any cash deficit if there is a net operating loss (including all operating expenses and the minimum service fee payable to Hugo Legend for its service).

In return, Galaxy has agreed with Wise Gain and Hugo Legend that Galaxy will, after payment of the service fee which is subject to a minimum amount to Hugo Legend, share approximately half of the net profit of the casino, after all expenses, including gaming tax and levies payable to the Macau government, commissions and allowances payable to promoters, and other expenses of the casino. The bases of Galaxy's, the service providers' and the promoter's entitlement on net profit or net gaming win are in line with market practice.

The sharing of net profit arrangements are subject to change in the event of a material change in Macau market practice for VIP promoters or substantial adverse developments in the business environment.

The arrangements with Wise Gain and Hugo Legend, which were negotiated on an arms-length basis taking into account the service to be provided by Wise Gain and Hugo Legend, the performance of Galaxy Casino at Waldo Hotel, the facilities provided by Companhia Great China Limitada and its location, the prevailing market conditions of Macau, the obligations for Wise Gain to arrange the aforesaid initial costs and cashflow, and the funds required to cover any cash deficit in case of a net operating loss, the sharing of net profit arrangements by Galaxy and the service providers, the cost of investment and the potential for market share and additional profit perceived by Galaxy, is in line with market practice. Please refer to Appendix 1 "Risk Factors".

Galaxy has a minority interest of 10% in Wise Gain and the balance is owned by Mr. Yeung Chi Hang and Mr. Cheng Kwee, each of whom is also an Independent Third Party.

The Third City Club Casino — Galaxy Casino at Rio Hotel

Currently, the hotel building at which the proposed casino premises will be situated is being renovated. Subject to the necessary government approval having been obtained, Galaxy will take a lease after the renovation is completed and KWCM will at the relevant time comply with any applicable Listing Rules. On completion of such renovations the building will be converted into a 4-star hotel.

On 8 September 2004 Galaxy signed an agreement with Rio Entertainment Limited (利澳娛樂有限公司) and Seng Fok Holdings Ltd. This agreement lasts for the life of the Concession. Under it, Rio Entertainment Limited, as service providers, has undertaken to provide a steady flow of customers to the Galaxy Casino at Rio Hotel. Under the same agreement, Galaxy will pay VIP promoters commissions and other allowances per Macau market practice and Rio Entertainment Limited will arrange the VIP promoter at Galaxy Casino at Rio Hotel, bearing all other promotion costs and providing consulting services. In addition, the agreement provides for Seng Fok Holdings Limited and Rio Entertainment Limited to be responsible for Galaxy Casino at Rio Hotel's initial costs and for Rio Entertainment Limited to be responsible for the rental, utilities and other maintenance charges of the Galaxy Casino at Rio Hotel. Rio Entertainment Limited will also, under the agreement, be obliged to purchase from Galaxy a certain minimum amount of gaming chips. In return, Rio Entertainment is entitled to share in approximately less than one half of the net gaming wins of the casino.

The agreement with Rio Entertainment Limited and Seng Fok Holdings Limited, which was negotiated on an arms length basis taking into account the facilities of the Rio Hotel, the service to be provided by Rio Entertainment, the prevailing market conditions of Macau, the obligations of Rio

Entertainment to be responsible for the aforesaid initial costs, rental, charges and promotional costs and to purchase the said minimum amount of gaming chips, the sharing of net gaming wins by Galaxy and Rio Entertainment, the cost of investment for the opening of a casino, and the potential for market share and additional profit perceived by Galaxy, is in line with market practice. Please refer to Appendix 1 "Risk Factors".

Seng Fok Holdings Limited must procure the property owner to build a 4-star hotel, with 446 rooms and a podium capable for use as a casino. Total cost of investment was estimated to be around HK$700 million. The casino will house 60 gaming tables in the main gaming room, 20 gaming tables in 5 VIP rooms and 150 slot machines. Once the government grants the licence/ permits to Galaxy for the operation of the casino, the party will negotiate the tenancy agreement with the property owner.

Seng Fok Holdings Ltd. and Rio Entertainment Limited must also provide 70,000 square feet of gaming area plus car parking space and a signage space for Galaxy to display its sign on the building facade and design and install, fit and furnish the casino.

Renovation is expected to be completed by the end of 2005, and the casino is expected to commence business in the first quarter of 2006. The registered owner of the Rio Hotel building is Seng Fok Holdings Ltd and Seng Fok Holdings Limited will in such capacity have the right to grant leases over the hotel, including the lease to Galaxy referred to above. Mr. Lui Keung Kwong and Mr. Siu Tak Hung are the beneficial owners of Seng Fok Holdings Ltd and each is an Independent Third Party. Rio Entertainment Limited is ultimately beneficially owned by Mr. Lui Keung Kwong and Mr. Siu Tak Hung each of whom is an Independent Third Party.

Estimated Capital Expenditure for Future Projects

Galaxy's capital expenditure budget (excluding finance costs) for Galaxy StarWorld, Galaxy Cotai Mega Resort, Galaxy Casino at Waldo Hotel, Galaxy Casino at Cotai City Club, Galaxy Casino at Rio Hotel and Galaxy's corporate office are as set out below:

Galaxy's estimated annual capital expenditures are summarised in the following table:

	Incurred upto 31/12/2004 *(HK$'Million)*	**2005–2006** *(HK$'Million)*	**2007–2009** *(HK$'Million)*	**Total** *(HK$'Million)*
Galaxy StarWorld	317	1,483	31	1,831
Galaxy Cotai Mega Resort (Phase I)	13	1,344	2,728	4,085
Others (Galaxy Casino at Waldo Hotel, Galaxy Casino at Cotai City Club, Galaxy Casino at Rio Hotel and Corporate Office)	49	157	NIL	206

At 31 December 2004, capital expenditure excluding finance costs on Galaxy StarWorld amounted to HK$317 million. The construction and development costs of the remaining phases of Galaxy Cotai Mega Resort are not included in the above figures as these remaining phases are not yet finalised and may be changed to adapt to changing market conditions and demand.

The financing of the remaining cost of Galaxy StarWorld and the development costs of Galaxy Cotai Mega Resort and Galaxy Casino at Cotai City Club is expected to be raised through a combination of debt financing, equity financing and internal cashflows. Development of these projects is subject to development and construction risks and there is no assurance that the projects will be completed on schedule or within budget or that Galaxy can raise sufficient additional financing to complete the projects.

Promoter Agreements

Galaxy has agreed to pay certain promoters commission (and/or other subsidies) in return for them introducing and bringing players to its casinos. These provisional agreements commenced on 30 June 2004 and expired on 31 December 2004 but have been extended by agreement. Galaxy expects to enter into formal promoter agreements in accordance with Administrative Rule No. 6/ 2002 of Macau.

The promoters are Mr. Cheng Kwee, Mr. Chan Koon Wah and Mr. Lee William, each of whom is an Independent Third Party. Under these arrangement, Galaxy and the Promoter share in agreed percentages wins/losses from players brought to the casino by the Promoters. Pursuant to the Gaming Credit Law, promoters are permitted to engage in the provision of Gaming Credit upon execution of an agreement with a gaming concessionaire/sub-concessionaire. Galaxy entered into an agreement with the three promoters of Galaxy Casino at Waldo Hotel, namely Mr. Cheng Kwee, Mr. Chan Koon Wah and Mr. Lee William on 30 June 2004 permitting the promoters to grant gaming credits in their own capacity to players in designated areas of the casino in compliance with Galaxy's guidelines issued from time to time and with all applicable law and regulations.

Promoters

Substantially all Galaxy Casino at Waldo Hotel's VIP players are recruited by VIP promoters. Most VIP players in Macau rely on these promoters and their collaborators to make travel and other arrangements for them to play at a particular casino, accompany them to the casino and provide around-the-clock services both inside and outside the casino. The KWCM Directors believe that VIP promoters and their collaborators primarily compete for VIP players with offers of credit and complimentary amenities and personal services and that each promoter relies on a number of collaborators, who in most cases enjoy personal client relationships with the VIP players. These collaborators generally do not work on an exclusive basis with the promoters or Galaxy. Galaxy's promoters have provided Galaxy Casino at Waldo Hotel with a steady supply of VIP players since commencement of operations. Galaxy expects that Galaxy Casino at Waldo Hotel's VIP business and the VIP business at Galaxy StarWorld, Galaxy Cotai Mega Resort, Galaxy Casino at Cotai City Club and Galaxy Casino at Rio Hotel will depend primarily on promoters to attract VIP players. Other Macau casinos focusing on VIP players are also practicing similar arrangements with promoters.

The promoters may (at their own risk) provide credit to the players. Galaxy does not currently extend credit to players, although it may do so in the future.

Licensing of Promoters

Promoters in Macau are regulated. Galaxy and its promoters are subject to Administrative Rule no. 6/2002, which governs the conditions for the access and the activity of promoters of games of fortune in casinos. Promoters must be licensed by the Macau government and registered with a casino gaming concessionaire under Administrative Rule 6/2002 which came into force on 1 July 2004. Promoters are permitted under Administrative Rule 6/2002 to register with more than one concessionaire unless otherwise provided by contract. The promoters of the Galaxy Casino at Waldo Hotel are prohibited by contract from engaging in promoters business with other concessionaire or sub-concessionaire. Although the Macau DICJ has initiated its first process of licensing of promoters, under the transition arrangements introduced by the Administrative Rule, promoters operating in Macau when such Rule came into force were permitted to continue business until the conclusion of the first licensing process under Administrative Rule 6/2002. Galaxy presently has three promoters working at its VIP rooms. The promoters are Mr. Cheng Kwee, Mr. Chan Koon Wah and Mr. Lee William, each of whom is an Independent Third Party. Applications have been submitted to the Macau government for licensing and registration of its three promoters as well as for other potential promoters. As part of the licensing process, Galaxy must endorse the promoters who provide services to its casinos. Before a promoter is endorsed, Galaxy will require submission of, and will assess, the academic qualifications, personal background, past experience, employment history, and assets of such promoter and will further interview such promoters, and in the case of corporate promoters, the directors and controlling shareholders of such promoters. At the Latest Practicable Date, Galaxy had endorsed 16 promoters to the Macau government for licensing, and all were pending final government review. The licensing and registration process for those applications, including Galaxy's three current promoters, has not yet been completed by the Macau DICJ. Galaxy will require all the promoters who work at its casinos to be duly licensed and registered in compliance with Macau laws and the terms of the Concession. Galaxy will replace those promoters who fail to win a licence, through new recruitment.

Pursuant to Administrative Rule no. 6/2002, only commercial partnerships or individuals operating as a sole proprietor can carry out the activity of games promotion. In order to obtain a licence for games promotion, the applicant must submit to the suitability verification process conducted by the Macau DICJ which includes verification of the suitability of the promoters' key employees and, whenever the promoter is a commercial partnership (which may be a company limited by shares or by quotas), the suitability verification of the promoter's directors, and shareholders holding 5% or more of the capital stock. A promoter licence is valid for one year (or until 31 December in the year the licence is granted) and can be renewed each year upon submission of an application with the Macau DICJ. The renewal application must include a signed declaration by a director or legal representative of Galaxy that it is the intention of Galaxy to operate with the promoters. Promoters are subject to ordinary compulsory ongoing suitability verification every three years for individual promoters and every six years for promoters that are commercial partnerships and extraordinary suitability verification whenever the Macau DICJ deems convenient.

Promoters may use collaborators to carry out their activities. Promoters must submit annually to the Macau DICJ, through Galaxy, a list containing the identification of the chosen collaborators for the following year, together with copies of their identification documents and "no criminal record" certificates or equivalent document. The promoter may, at any time, alter the list of its collaborators but such lists are subject to the approval of the Macau DICJ. The contracts signed between the promoters and their collaborators must be in writing, and the promoter must submit a copy to the Macau DICJ.

Promoters working with Galaxy may only operate if they are registered with Galaxy, and promoters must operate under the terms of a contract signed with Galaxy. The contract must contain clauses relating to the amount and method of payment of the commission or other agreed-upon remuneration, the terms in which promoters may exercise their activity in the casinos (namely if there is to be an allocation of gaming premises), any guarantees and their terms and submission to the laws of Macau. Galaxy must immediately suspend the activity of a promoter if such promoter cannot, for any reason, fulfil, totally or partially, the obligations to which it is committed.

Galaxy must prepare and submit annually to the Macau DICJ a list of promoters with whom it intends to operate in the following year. Macau DICJ determines annually the maximum number and identification of the promoters authorised to operate with Galaxy. Galaxy must prepare and maintain an updated list of the names of the promoters registered with Galaxy, their directors, key employees and collaborators and furthermore, Galaxy is obliged to:

- submit to the Macau DICJ, prior to the 10th of every month, a detailed list relating to the previous month of the amounts of the commissions or other remunerations paid to each promoter by Galaxy, as well as the amounts of taxes withheld;
- submit, every three months, to the Macau DICJ the updated list of the names of the promoters registered with Galaxy, their directors, key employees and agents;
- inform the Macau DICJ of any fact that may affect the solvency of the promoters;
- maintain bookkeeping relating to the promoters;
- supervise the activity of the promoters, in particular compliance with legal and contractual obligations;
- inform the proper authorities of any fact that may indicate the practice of criminal activities, in particular money laundering, on the part of the promoters;
- promote a healthy relationship between the promoters registered with Galaxy;
- timely pay the commission or other remunerations agreed upon with the promoters; and
- timely comply with their fiscal obligations.

Galaxy is jointly responsible with the promoters for the activity developed in Galaxy's casinos by the promoters, their collaborators, directors and agents, and the compliance with applicable laws and regulations.

Intellectual Property

Galaxy has trademark rights over its logos, listed in Appendix XIII. These trademarks are brand names under which Galaxy markets its properties and services. Such brand names are considered to be of material importance to Galaxy's business since they have the effect of developing brand identification. Galaxy believes that the name recognition, reputation and image that it has developed attract customers and create loyalty to its facilities. These trademark registrations can be of perpetual duration so long as they are periodically renewed. Galaxy intends to maintain its trademark registrations.

MANAGEMENT

A board of directors is responsible for Galaxy's direction and management. The Articles require that there be seven directors. Directors are appointed by shareholders at a general meeting. Any director so appointed retains office for a 3 year term (save if he is dismissed in a general meeting within the term) but may be re-elected. Holders of the Galaxy A Shares collectively are entitled to one nominee of the board of Galaxy.

Board of Directors

Galaxy's Board of Directors is comprised of the following individuals:

Dr. Lui, *MBE, JP, LLD, DSSc,* aged 75 of 29/F., K.Wah Centre, 191 Java Road, North Point, Hong Kong, is also a director and the Chairman of KWCM. Dr. Lui is an executive director and the Chairman of KWIH. He is the father of Francis Lui and Lawrence Lui and the father-in-law of Cheng Yee Sing Philip. He has over 46 years' experience in quarrying, construction materials and property development. He became a director of Galaxy in June 2002 and was the Founding Chairman of the Institute of Quarrying in the UK (Hong Kong Branch) and Chairman of the Tung Wah Group of Hospitals. Dr. Lui is also the Chairman of The Federation of Hong Kong Hotel Owners, the President of Tsim Sha Tsui East Property Developers Association, the Founding President of Hong Kong — Guangdong Economic Development Association and an Honorary President of Hong Kong — Shanghai Economic Development Association. Dr. Lui was a Committee Member of the 9th Chinese People's Political Consultative Conference, a member of the Selection Committee for the First Government of the HKSAR and a member of the Election Committee of the HKSAR.

Francis Lui, aged 49 of 19/F., Dynasty Plaza, 411–417, Alameda Dr. Carlos de Assumpcao, Macau, became a director of Galaxy in December 2002 and is also an executive director and the Deputy Chairman of KWCM. He is the son of Dr. Lui, the brother of Lawrence Lui and the brother-in-law of Cheng Yee Sing Philip. He is an executive director and the Managing Director of KWIH. He holds a bachelor of science degree in civil engineering and a master of science degree in structural engineering from the University of California at Berkeley, USA. He is a member of the Town Planning Board of Hong Kong and a Member of the Shanghai Committee of the Chinese People's Political Consultative Conference.

Lawrence Lui, aged 45 of 19/F., Dynasty Plaza, 411–417, Alameda Dr. Carlos de Assumpcao, Macau, has been a director of Galaxy since 2001. He is the son of Dr. Lui, the brother of Francis Lui and the brother-in-law of Cheng Yee Sing Philip. He is the President of Cresleigh Management Limited which specialises in hotel and residential development and management. He holds a Master of Science and a Bachelor of Science Degree in Engineering from MIT and UC Berkeley.

Pedro Ho, aged 54 of Av. Da Praia Grande, No. 409, Edificio China Law, 25 Andar, Macau, has been the Macau resident Managing Director of Galaxy since 2001. Having finished his university education in Hong Kong where he studied Philosophy, Psychology and Sociology, he then worked for 14 years with a Macau Government department and subsequently for approximately 12 years with a law firm in Macau in Public Relations and as Chief of Personnel. He also has other business interests in Macau including property investments and has a well-established relationship with the business community.

Cheng Yee Sing Philip, aged 53 of 19/F., Dynasty Plaza, 411–417, Alameda Dr. Carlos de Assumpcao, Macau, who obtained a Master of Business Administration Degree from Harvard University and a Master of Science Degree from Cornell University both in the USA. He joined Galaxy on 24 April 2003. He was the Director of Unitex Ltd. a textile company prior to becoming a Director of Galaxy. Mr. Cheng is a son-in-law of Dr. Lui and the brother-in-law of Francis Lui and Lawrence Lui.

Anthony Thomas Christopher Carter, aged 59 of 19/F., Dynasty Plaza, 411–417, Alameda Dr. Carlos de Assumpcao, Macau, has been a director of Galaxy since April 2003 and is the Chief Executive Officer of Galaxy. He holds a degree of Law from the University of Leeds in England. Prior to joining Galaxy as Chief Executive Officer on 1 January 2005 he was the Executive Vice President with Stanford Hotels Corporation based in San Francisco, California. He was a senior partner with Johnson Stokes & Master in Hong Kong for many years. He has extensive experience in strategic planning and senior management as well as in corporate development and financial management.

Senior Management

Galaxy has recruited experienced gaming project development and hospitality professionals to operate Galaxy Casino at Waldo Hotel and help Galaxy implement its expansion plans. They include:

To Chi Kay Roland, aged 49 of 19/F., Dynasty Plaza, 411–417, Alameda Dr. Carlos de Assumpcao, Macau, the Director of Strategic Planning since January 2005. He obtained a Bachelor of Arts Degree in Business Administration from the University of Western Ontario, Canada. He has over 25 years banking and finance career including a wide range of senior positions in investment banking. He has extensive financial advisory experience which includes project finance, mergers and acquisitions and credit re-structuring.

Kenneth Richard Gotfried, aged 59 of 19/F., Dynasty Plaza, 411–417, Alameda Dr. Carlos de Assumpcao, Macau, the Senior Vice President, Gaming Operations since November 2004. He holds a Fellowship of the Institute of Chartered Accountants in England and Wales, the Institute of Chartered Accountants in Australia and the Australian Institute of Company Directors. He has over 34 years experience in the casino and hospitality industries in Hong Kong, South East Asia and

Australia. Before joining Galaxy, he had been the Chief Operating Officer of a major resort casino in Australia for more than 6 years. He was also President of the Australian Casino Association between 1997 and 1999.

Kwa Yew Seng, aged 53 of 19/F., Dynasty Plaza, 411–417, Alameda Dr. Carlos de Assumpcao, Macau, the Chief Financial Officer of Galaxy since May 2005. He holds a Master of Business Administration Degree and a Bachelor Degree in Economics. Mr. Kwa is also a member of the Institute of Chartered Accountants in Australia and a Fellow of the Australian Institute of Company Directors. He has over 30 years experience in the field of Finance and Accounting, 18 of which were in the casino industry.

Ciaran Pearse Carruthers, aged 36 of 19/F., Dynasty Plaza, 411–417, Alameda Dr. Carlos de Assumpcao, Macau, the Casino General Manager of Galaxy since August 2003. He has 18 years experience in the gaming and resort industry in various countries including Northern Marianas, Solomon Islands and Singapore.

Bernard Francis Millman, aged 51 of 19/F., Dynasty Plaza, 411–417, Alameda Dr. Carlos de Assumpcao, Macau, the Corporate Galaxy Resort and Casino Financial Controller since October 2004. Bernard holds a Bachelor Business (Hospitality Management) Degree from Royal Melbourne Institute of Technology. He has had 28 years experience in the financial management of and has held various senior management positions, including general manager and financial controller, in international hotels and casinos in Australia. He has represented the hotel & gaming industry in Australia in a review of tax legislation.

Gary Woollard, aged 51 of 19/F., Dynasty Plaza, 411–417, Alameda Dr. Carlos de Assumpcao, Macau, the Casino Manager of the Galaxy Casino at Waldo Hotel since February 2004. Gary has 20 years' experience in the gaming industry in Australia and various other countries before joining Galaxy.

Heinz Ullrich Roelz, aged 59 of 19/F., Dynasty Plaza, 411–417, Alameda Dr. Carlos de Assumpcao, Macau, Senior Vice President of Hotel Operations since January 2005. He graduated from hotel-management schools in Germany and in the USA. He has 42 years experience in hotel development and management, in Germany, Switzerland, Indonesia, China, Bermuda, the USA, Hong Kong and was formerly Executive Vice President, Stanford Hotels International.

Joao Maria da Silva Manhao, aged 58 of 19/F., Dynasty Plaza, 411–417, Alameda Dr. Carlos de Assumpcao, Macau, the head of the Security and Loss Prevention of Galaxy since May 2004. He had more than 30 years experience in the Macau Judiciary Police and was a Deputy Director of the Macau Judiciary Police before joining Galaxy.

Au Chung On John, aged 45 of 19/F., Dynasty Plaza, 411–417, Alameda Dr. Carlos de Assumpcao, Macau, the Principal of Human Resources and Administration since January 2005. He holds a Bachelor of Social Science Degree and is the alternate member of the Advisory Committee on Training Curriculum, Macao Tourism Casino Career Centre. He is also a member of the Advisory Committee on Graduate Employment, the Baptist University of Hong Kong. He has 20 years of experience in administration and human resources management.

Chong Koo Siong Lawrence, aged 57 of 19/F., Dynasty Plaza, 411–417, Alameda Dr. Carlos de Assumpcao, Macau, the General Manager of Leasing since January 2005. He has a Bachelor of Social Science Degree and has worked in Singapore, Canada, the USA and Hong Kong. He has over 33 years experience in management covering retail, entertainment and hospitality businesses. His expertise is in planning, marketing leasing and managing property-related projects

Chan Ka Leung, aged 48 of 19/F., Dynasty Plaza, 411–417, Alameda Dr. Carlos de Assumpcao, Macau, the Senior Vice President of Project Development since May 2005. He possesses a Master of Business Administration and a Bachelor of Science Degree in Civil Engineering. He has 26 years experience in the engineering field with extensive experience in project management.

Lam Wai Ming, aged 49 of 19/F., Dynasty Plaza, 411–417, Alameda Dr. Carlos de Assumpcao, Macau, the Senior Vice President of Project Development since January 2005. He holds an associateship of the Building Technology & Management, the Royal Institute of Chartered Surveyors and the Hong Kong Institution of Surveyors. He is also a member of the Chartered Institute of Building, and the Hong Kong Institution of Engineers. He has 24 years of experience in construction and engineering industry with a wide range of experience in quantity surveying, construction and project management.

Wong Ying Fai, aged 51 of 19/F., Dynasty Plaza, 411–417, Alameda Dr. Carlos de Assumpcao, Macau, the General Manager of Project Development since November 2004. He obtained a Master of Business Administration Degree from the Chinese University of Hong Kong, a Bachelor of Arts Degree and a Bachelor of Architecture Degree from the University of Hong Kong. He is also a fellow of the Hong Kong Institute of Architects. He has over 26 years experience in the field of architecture and engineering.

Chiu So Wan Betty, aged 49 of 19/F., Dynasty Plaza, 411–417, Alameda Dr. Carlos de Assumpcao, Macau, the Principal of Finance since January 2005. She holds a Master of Business Administration Degree specialising in Finance & Accounting and a Bachelor of Arts Degree in Economics. She has 23 years experience in Finance & Accounting.

Tong Kui Nam, aged 46 of 19/F., Dynasty Plaza, 411–417, Alameda Dr. Carlos de Assumpcao, Macau, the Principal of Business Development since January 2005. He obtained a Bachelor of Social Science Degree from the University of Hong Kong. He has 20 years experience in the legal and company secretarial field.

Winston Calptor Chuck, aged 50 of 19/F., Dynasty Plaza, 411–417, Alameda Dr. Carlos de Assumpcao, Macau, an assistant to director since November 2004. He obtained a Bachelor of Arts Degree from the University of Western Ontario and qualified as a solicitor in Hong Kong. He has 23 years experience in the legal field.

Kiang Pui Man Maria, aged 39 of 19/F., Dynasty Plaza, 411–417, Alameda Dr. Carlos de Assumpcao, Macau, the Principal of Legal & Company Secretarial since January 2005. She holds a Master of Laws Degree from University of Sydney and a Bachelor of Law Degree from the University of Hong Kong. She is also a Solicitor of the Supreme Court of Hong Kong and the Supreme Court of New South Wales. She has 13 years of experience in the legal field.

Internal Auditor

Galaxy has in compliance with Macau law appointed Ms. Chan Yuk Ying of CSC & Associates, Auditors, who is a registered auditor in Macau and a member of the Hong Kong Association of Chartered Certified Accountants, an internal auditor with statutory terms of reference regarding its authority and duties. The internal auditor's principal duties are the review and supervision of Galaxy's financial reporting process and internal control systems.

Employees, Employee Benefits and Labour Relations

As at the Latest Practicable Date, Galaxy had approximately 1,300 full time employees, of whom approximately 1,250 were employed at Galaxy Casino at Waldo Hotel, including approximately 500 dealers. Galaxy Casino at Waldo Hotel operates on three eight hour shifts. Most of Galaxy Casino at Waldo Hotel's workforce has been recruited from Macau. Galaxy also employs experienced casino workers, pit supervisors and pit managers recruited from outside Macau.

Galaxy anticipates that it will employ about 1,935 additional employees in connection with the opening of Galaxy Casino at Cotai City Club, about 1,031 additional employees in connection with the opening of Galaxy Casino at Rio Hotel, about 2,470 additional employees in connection with the opening of Galaxy StarWorld and about 2,710 additional employees in connection with the opening of Galaxy Cotai Mega Resort. Galaxy will be required to undertake a major recruiting and training program prior to opening these facilities. Galaxy believes that it will be able to attract and retain a sufficient number of qualified employees to operate its properties by continuing to provide competitive employee compensation, benefits and training.

Galaxy believes that it offers its employees a competitive salary, including (for junior employees) a guaranteed level of tip income. Galaxy also offers its employees a benefits package, including a medical scheme, paid annual leave, sick leave, wedding leave, compassionate leave, maternity leave and examination leave and a provident fund. Galaxy provides personal accident insurance for its senior employees.

Staff Training

Galaxy provides its employees with supervisory skills focusing on complaint handling and putonghua and English language courses. Galaxy provides certain employees financial assistance for external training. Galaxy also provides its dealers and other casino staff with intensive training before they are allowed to work on the gaming floor and continued training afterwards.

Capital structure of Galaxy

Under Macau law, the managing director of a company holding a concession to operate games of fortune and other casino games must be a Macau permanent resident and hold at least 10% of the share capital of such company. Galaxy therefore has in issue two classes of shares — Galaxy A Shares and Galaxy B Shares. The Galaxy A Shares make up 10% of the total issued shares in Galaxy. The Galaxy B Shares make up the remaining 90% of the issued shares in Galaxy.

By the articles of association of Galaxy, while both are voting shares, the Galaxy A Shares carry negligible economic interest whereas Galaxy B Shares have effectively full economic interest. The Galaxy A shareholder is only entitled to a 0.0000000000000000001% share while the Galaxy B shareholders together are entitled to the remaining 99.9999999999999999999% share of Galaxy's annual distributable profit. On a dissolution or liquidation of Galaxy, the Galaxy A shareholder will only be entitled to a return of the amount of capital invested without any right to distribution of the liquidation assets of Galaxy while the Galaxy B shareholders will be entitled to both a return of capital invested as well as distribution of liquidation assets. None of the Galaxy A Shares is the subject of the Acquisition. The Acquisition is only of Galaxy B Shares.

In accordance with Macau law, all the Galaxy A Shares are held directly by Pedro Ho, who is a Macau permanent resident.

Pedro Ho has agreed on 4 February 2005 with the Vendors that he will not sell or transfer any of his Galaxy A Shares without first offering them, on a pro-rata basis to the other shareholders of Galaxy at that time, at a price of MOP1, in accordance with the law for the time being. If Galaxy ever goes into re-organisation, merger or liquidation then Pedro Ho will distribute any amount which he receives from such reorganisation, merger or liquidation in excess of the capital amount of his Galaxy A Shares, to all the shareholders of Galaxy pro-rata to their shareholdings in Galaxy at the time of such reorganisation, merger and liquidation. KWCM is not a party to such an agreement. It is uncertain that KWCM will be entitled to enforce this agreement.

Pedro Ho is independent of KWIH, KWCM, the Family Companies and their respective connected persons, save for his interests in Kentlake, Top Notch and Galaxy referred to in this Circular. Pedro Ho is the resident managing director of Galaxy and owns 100% of Future Leader. Future Leader is one of the Minority Vendors. Pedro Ho has disposed of his entire interest in Hugo Legend to Honour Link Group Limited. The sole beneficial owner of Honour Link Group Limited is Mr. Suen Suk Hing who is an Independent Third Party in respect of KWIH and KWCM.

Taxation

On the 9th day of each month, Galaxy must pay the Macau government the previous month's gaming taxes (at the rate of 35% of gross revenues), and pay 1.6% of gross revenues for promoting education and charity and 2.4% for urban construction and tourism promotion.

Pursuant to a Dispatch of the Chief Executive of Macau no. 249/2004 of 30 September 2004, Galaxy is exempted from paying tax on the complementary profit tax on its gaming revenue until 31 December 2008. This exemption does not apply to the normal 35% gaming tax which Galaxy is liable to pay.

Anti-money laundering policy

The principal objective of the money launderer bringing questionable funds into a casino is to exchange the cash for chips at the tables, give the appearance of gambling, and then cash out the chips in exchange for a cheque from the casino operator. He will then seek to claim the casino cheque as "winnings", should he come under future investigation. Galaxy has an anti money laundering policy designed to prevent this happening.

Galaxy's gaming management and finance executives including Mr. Kwa Yew Seng, Mr. Kenneth Richard Gotfried, Mr. Ciaran Pearse Carruthers and Mr. Bernie F. Millman have extensive experience in formulating anti money laundering policies for Australian gaming venues, including *Crown, Burswood, Darwin* and *Jupiter*, prior to assisting the Galaxy management in formulating Galaxy's anti money laundering policies. They have previously worked closely with Australian regulatory authorities to ensure money laundering has not been a major concern in Australian casinos. Their training, both internally at these operations and in conjunction with Government authorities and experience have provided them with experience in detecting suspicious cash transactions and formulating policies for Galaxy to combat potential money laundering activities.

In summary, Galaxy's policy requires:

- Compliance with all government of Macau reporting and procedural obligations
- Recording the amount of verified winnings where cheques are given in exchange for chips
- Requesting full player identification from VIP promoters
- Senior management attending anti-money laundering training courses and then conducting in-house training to next line of management
- Record and filming all exchanges by patrons of large notes to small notes
- Cage staff, who are responsible for all financial transactions of the casino and chips purchase/cashing, notifying surveillance staff of transactions of HK$50,000 or above
- Line staff and table supervisors alerting management of players who but place several even money minimum limit bets, being bets that pays the player back the same amount that the player wagered plus the original wager, over several tables
- On mass gaming floors, pit managers overseeing chip purchases of HK$10,000 or above and notifying surveillance of any transaction of HK$50,000 or above
- Recording all VIP transactions of HK$100,000 or above
- Senior management recording and filing all suspicious casino transactions

Galaxy's anti-money laundering policy is in compliance all applicable laws and regulations including all current laws and regulations set out in the section "Macau's anti-money laundering legal frame-work" of this Circular. Galaxy's anti-money laundering policy is in compliance with the following key requirements of the applicable anti money laundering laws and regulations:

- Where cheques are given in exchange for chips, the winning amount must first be verified with table gaming senior management. If table gaming management are unable to verify the amount of the winnings, no 'winners' cheques will be issued.

- Anti-money laundering requirements for financial institutions in Macau specify that financial institutions must have all financial statements audited by a firm of independent auditors. Although it is not a financial institution, the Galaxy Casino at Waldo Hotel has been independently audited since opening.

- The Macau Financial System Act specifically requires Macau credit institutions to verify the identity of their customers and record the identity of all customers who make significant transactions. While Galaxy does not fall under the purview of this Act, its cage procedures do require full player identification from promoters and that transactions above HK$50,000 are both recorded within the cage and notified to the surveillance department which would film the patrons in question and the specific transaction.

- Personal information about VIP promoters and their representatives is also kept on file and all such persons are required to be approved by the Macau DICJ.

- The involvement of operationally independent departments, namely Table Gaming, Cage and Surveillance, in the monitoring, notification and recording of certain transactions that may be deemed a part of an attempt to launder money ensures that no single persons or groups of people within Galaxy are knowingly or unknowingly able to assist in the conversion of illicit funds.

- Any observance of a suspicious transaction is required to be recorded by the department making the observation, most typically the cage, who in turn are required to forward such reports to the appropriate authorities and to keep such records on file.

- All cash transactions between the VIP rooms and the cage are recorded by cage staff, and records are maintained for a period specified by the Macau DICJ/surveillance department.

- The surveillance department constantly monitors and reviews, in co-ordination with the floor management and cage, plays though all areas of the casino, transactions above HK$50,000 and any other suspicious transactions and players.

Based on past experience of Galaxy's gaming management team Galaxy believes its anti money laundering policies are generally in line with that of international operators in the region in its compliance with local laws and regulations and applicable international treaties and in the constant review of the policy as such applicable law and regulations are modified. However, specific policies will differ from country to country and casino to casino due to different customer profiles and details of applicable laws and regulations. There have been no reports of alleged claims and alleged successful money laundering in its casino.

KWCM confirms that Galaxy operates its casino in compliance with all applicable law and has obtained all necessary licence and approval. KWCM will in its capacity as the controlling shareholder of Galaxy seek to ensure that Galaxy operates casinos only in compliance with all applicable laws and does not breach the Gambling Ordinance of Hong Kong or any other relevant laws and in compliance with the requirements of the guidelines issued by the Stock Exchange in relation to "Gambling Activities Undertaken by Listing Applicants and/or Listed Issuers" dated 11 March 2003.

Principal Shareholders of Galaxy

Galaxy is today principally owned by the Family Companies and the Minority Vendors. The Family Companies acquired their respective interests in Galaxy at an aggregate cost of MOP630,367,000 (approximately HK$612,006,796) under and pursuant to a shareholders internal reorganisation, which took place in Macau on 3 February 2005. At the same time, other Vendors acquired or increased their stakes in Galaxy. For further details, please refer to the section headed "History and Development of Galaxy".

The Family Companies acquired their interest in Galaxy in the reorganisation of Galaxy in February 2005 principally through subscription of new shares issued on increase of capital by Galaxy, and as to a small part, through purchase of existing shares in Galaxy from Galaxy Resort Limited Prior thereto, Galaxy Resort Limited was the major controlling shareholder of Galaxy (holding 90% of the 200,000,000 Galaxy Shares then in issue). The Lui family ultimately beneficially owns through Advantage Global Limited and Wealth Grand Limited, 68.58% of Galaxy Resort Limited.

Pedro Ho, the owner of Future Leader and the resident managing director of Galaxy, owns all the Galaxy A Shares. He is a native resident of Macau and a businessman. Pedro Ho has extensive relationship in business and the Macau gaming market and with the Macau government. The Galaxy A Shares carry negligible economic rights and can be transferred only with the consent of the Macau government.

On 29 March 2005, Hugo Legend agreed to sell its entire 1.8% voting interest in Galaxy to Future Leader. Such sale was completed on 18 May 2005.

Information on the Vendors

Save as disclosed in the section headed "Brightwealth Options" in the "Letter from the KWCM Directors" in this Circular, the Minority Vendors and their respective ultimate beneficial owners are Independent Third Parties of KWCM and KWIH, and their respective connected persons. All the Minority Vendors are investment holding companies and none has disclosed any interests in either KWIH or KWCM under the Listing Rules and/or the SFO (other than the interests which arise under the Acquisition Agreement and the Brightwealth Options).

Guoco Group Limited is the ultimate beneficial owner of Brightwealth. Pedro Ho is the ultimate beneficial owner of Future Leader. None of them, nor any of their associates, has disclosed any interest in either KWIH or KWCM under the Listing Rules and/or Part XV of the SFO (other than the interests which arise under the Acquisition Agreement and the Brightwealth Options).

KWIH is the controlling shareholder of KWCM and thus a connected person of KWCM. The Trusts are the controlling shareholder of KWIH and thus connected persons of each of KWIH and KWCM. Each of Dr. Lui, Francis Lui and Ms. Paddy Lui Wai Yu is a director of KWIH and KWCM. City Lion is an asset of the Principal Trust and the other Family Companies belong to Francis Lui and Lawrence Lui. As members of the Lui Family are indirect discretionary objects of the Trusts, each of the Family Companies is a connected person of both KWIH and KWCM.

THE CONCESSION

A public tender was conducted in December 2001 to grant three concessions to operate "games of fortune or chance or other games in casinos" in Macau. One of three concessions to operate casino games of chance was granted to Galaxy. Galaxy Casino at Waldo Hotel is operated, and all of Galaxy's future gaming operations in Macau will be operated, under the Concession. The Concession is exclusively governed by Macau law and Galaxy is subject to the exclusive jurisdiction of the courts of Macau in case of any dispute or conflict relating to the Concession.

Under the Concession, Galaxy was obliged to develop and open (i) two resort, hotel and casino projects in Macau by June 2006, (ii) a convention centre by December 2006 and (iii) two city club casinos in Macau. Galaxy was initially required to make a total investment of at least MOP8.8 billion (approximately HK$8.54 billion) in development projects in Macau by June 2012. Under the Sub-Concession between Galaxy and Venetian Macau, S.A. entered into in December 2002, Venetian Macau, S.A. is now responsible for MOP4.4 billion (approximately HK$4.27 billion) of Galaxy's original MOP8.8 billion (approximately HK$8.54 billion) investment obligation under the Concession. The investment obligation of Galaxy is thereby reduced to MOP4.4 billion (approximately HK$4.27 billion). Venetian Macau S.A. is further responsible for the obligations to construct and develop (i) one of the two required resort, hotel and casino projects, (ii) the convention centre and (iii) one of the two required "city club" casinos. There are no cross defaults between Galaxy and Venetian Macau, S.A.

The Concession expires on 26 June 2022. Unless the Concession is extended, on that date all of Galaxy's casino operations and related equipment in Macau (but not its hotel, retail or other non-gaming facilities) will automatically be transferred to the Macau government without compensation to Galaxy and Galaxy will cease to be entitled to operate any casino or gaming operations permitted under the Concession. Beginning on 26 June 2017, the Macau government may redeem the Concession by giving Galaxy at least one year's prior notice. According to Clause 5 of Article 78 of the Concession, if the Macau government redeems the Concession then Galaxy will be entitled to fair and reasonable compensation. Such compensation will correspond to the benefit that it has ceased to obtain in consequence of such redemption at its resort-hotel-casino undertaking as described in the investment plan annexed to the Concession. The amount of compensation will correspond to the income from such undertaking of Galaxy in the final year prior to the redemption, before deduction of interest, depreciation and amortisation, multiplied by the number of years remaining until expiry of the Concession.

The Macau Government may also unilaterally rescind the Concession at any time in the public interest, but such rescission would confer on Galaxy the right to compensation, the amount of which would be calculated taking into consideration the remaining period until expiry of the concession and the investments made by Galaxy. The Macau government also has the right unilaterally to terminate, without compensation to Galaxy, the Concession at any time upon the occurrence of specified events of default. See Appendix I "Risk Factors — Risks relating to Macau."

The Concession provides that the Macau government shall notify Galaxy to fully perform its obligations and correct or offset the results arising from its acts within a specified time limit, except for an irreparable violation. Galaxy must also rely on consultations and negotiations with the Macau government to give it an opportunity to remedy any such default. Accordingly, Galaxy is dependent

on its continuing communications and good faith negotiations with the Macau government to ensure that it is performing its obligations under the Concession in a manner that would avoid a default thereunder.

Galaxy's Concession was awarded on the basis that Galaxy:

(a) had put up a guarantee of MOP700 million required under Article 84(1), (2) and (5) of Administrative Regulation No. 26/2001;

(b) had demonstrated that it has paid up capital of not less than MOP200,000,000 (HK$194,174,757) in cash with local credit institutions or subsidiaries/affiliates of credit institutions approved to operate in Macau;

(c) had undergone suitability assessment and was reported as having suitable qualifications; and

(d) had undergone financial assessment and was reported as having suitable financial capability.

Under the Concession, Galaxy is required to have its head office in Macau. Galaxy can only engage in provision of games of fortune and other games in casino and with the Macau government's permission, other related business. It can only operate in venues approved by the Macau government.

Galaxy is required among other things to:

(a) ensure the proper management and operation of games of fortune or chance or other games in casino;

(b) employ in the management and operation of games of fortune or chance or other games in casino persons suitable to exercise such posts and assume the respective liabilities;

(c) undertake and operate of games of fortune or chance or other casino games in a fair and honest manner and free of criminal influence;

(d) uphold and safeguard Macau's interests in levying tax on the operations of casinos and other gaming areas;

(e) submit to the Macau DICJ in December of each year, a list setting out the number and location of gaming tables and electrical or mechanical gaming machines, including slot machines, that Galaxy intends to operate in the following year. The number of gaming tables and electrical or mechanical gaming machines, including slot machines that Galaxy operates may be changed provided prior notice is given to the Macau DICJ;

(f) open its casinos for business every day;

(g) install electronic surveillance and control equipment approved by the Macau DICJ.

(h) maintain registered capital of not less than MOP200,000,000 (HK$194,174,757) and not do any of the following without approval by the Macau government:

(i) increase in capital by public subscription;

(ii) issue of preferential shares or bonds;

(iii) create or issue classes of shares or transfer them;

(iv) transfer of shares representing its share capital;

(v) listing of Galaxy's shares or its subsidiaries' shares on any stock exchange;

(i) seek the Macau government's approval for any transfers of shares where such transfer involves, indirectly, 5% or more of directly representing its share capital or the share capital of Galaxy;

(j) seek the Macau government's approval for amendment of its articles of association;

(k) remain "idoneous" (suitable) during the concession period;

(l) ensure its shareholders with 5% or more of its capital are idoneous;

(m) maintain its financial capability to engage in the concession services punctually and completely fulfil any obligation in connection with its business and any necessary investment and obligation;

(n) inform the Macau government of any grant of loan or similar contract worth over MOP30 million (approximately HK$29.13 million) with any third party;

(o) maintain a legal reserve of (10% of the year's profits until its retained profits correspond in aggregate to 25% of the registered share capital);

(p) inform the Macau government of any loan, mortgage and debt, guarantee or any debt in order to obtain funds for its business operation if the value is equal to or more than MOP8 million (approximately HK$7.77 million);

(q) implement the investment plan (the "Investment Plan"). Under this Investment Plan, Galaxy is required to construct two resort, hotel and casino projects in Macau by June 2006, a convention centre by December 2006 and two "city club" casinos in Macau.

The investment amount under the Investment Plan is MOP8.8 billion (approximately HK$8.54 billion), to be invested by June 2009, of which Venetian Macau, S.A. is now responsible for MOP4.4 billion (approximately HK$4.27 billion);

(r) maintain insurance contracts for various types of coverage, including

(i) work accident and occupational disease;

(ii) civil liability for Galaxy's vehicles;

(iii) civil liability for the watercrafts, aeroplanes or other aircrafts either in the possession of or leased by Galaxy;

(iv) civil liability for installing advertising materials;

(v) general civil liability regarding the operation of games of fortune or chance or other games in casino in Macau and the development of other activities included in the concession but not insured by any other insurance contract;

(vi) damage to the building, furniture, equipment and other property used for activities comprised in the Concession; and

(vii) execution of any construction regarding any project of or in buildings related to activities comprised in the Concession (all-risk insurance, including civil liability insurance);

(s) contribute, on a monthly basis, a levy consisting of 1.6% of its gross income from its gaming business to a public foundation designated by the Macau government with the objectives of promoting, developing and studying culture, society, economy, education, science, academic and charity activities and 2.4% of its gross income from gaming business to the Macau Government for developing urban construction, promoting tourism and providing social security in Macau;

(t) pay a special tax on gaming at a rate of 35% of the gross gaming revenue payable on a monthly basis no later than the tenth day of the month following the month the revenues are earned;

(u) withhold taxes on commission and other remunerations for gaming promoters and employees payable to the Macau Finance Department Treasury Office on a monthly basis no later than the tenth of the month following the respective month;

(v) maintain a "first demand" bank guarantee issued by a bank approved by the Macau government in favour of the Macau government to guarantee Galaxy's obligations under the Concession in the amount of MOP700 million (approximately HK$679.61 million) until 31 March 2007 (which amount was subsequently reduced with Macau Government consent to MOP500 million (approximately HK$485.44 million)) and in the amount of MOP300 million (approximately HK$291.26 million) from 1 April 2007 until the 180 days after the termination of the Concession; and

(w) supervise the activities of gaming promoters.

In addition, Galaxy is subject to extensive regulation by the Macau Government and the Macau DICJ under the Concession. Many actions taken by Galaxy will require notice to and approval from the Macau government including:

- *Transfer of Shares.* The Concession requires approval of the Macau government for transfers of shares, or of any rights over such shares, by any of the direct shareholders in Galaxy, or by indirect shareholders in Galaxy, holding indirectly 5% or more of the

share capital in Galaxy. This approval requirement will not apply, however, if the subject matter of transfer is securities listed and tradable on a stock market. In addition, the Concession requires approval of the Macau government before the creation of any encumbrance or the grant of voting rights or other shareholder's rights to persons other than the original owners on shares in any of the direct or indirect shareholders in Galaxy, provided that such shares or rights are indirectly equivalent to an amount that is equal or higher than 5% of the share capital in Galaxy. This approval requirement will not apply, however, to securities listed and tradable on a stock exchange.

- *Suitability Requirements for Directors and Principal Employees Working in Casinos and Significant Shareholders.* The Macau DICJ may investigate any individual or company who has a material relationship to, or material involvement with, Galaxy to determine whether its suitability and/or financial capacity is affected by this individual or company. Galaxy's shareholders holding 5% or more of its share capital, directors and some of its principal employees working in casinos must apply for and undergo a finding of suitability process and on-going suitability assessment and, for that purpose, may be investigated by the Macau DICJ at any time. This authority may deny an application or a finding of suitability for any cause they deem reasonable. Any person who fails or refuses to apply for a finding of suitability after being ordered to do so by the Macau DICJ may be found unsuitable. Changes in investigated positions should be reported to the Macau DICJ, and in addition to their authority to deny an application for a finding of suitability, the Macau DICJ have jurisdiction to disapprove such a change. If the Macau DICJ were to find one of Galaxy's shareholders, directors or principal employees working in casinos unsuitable, Galaxy would have to sever the relationship with that person. In addition, the Macau DICJ may require Galaxy to terminate the employment of any person who refuses to file appropriate applications or is found unsuitable.

  Any shareholder of Galaxy found unsuitable must transfer the respective shares within the period of time prescribed by the Macau DICJ and if the shareholder fails to do so, Galaxy is obliged to acquire the shares.

  The Macau DICJ also have the authority to approve all persons owning or controlling the stock of any corporation holding a gaming concession.

- *Creation of Liens and Encumbrances.* Prior approval of the Macau DICJ is required for the creation of liens and encumbrances over Galaxy's assets related to gaming business and restrictions on stock in connection with any financing.

- *Changes of Control.* The Macau DICJ's prior approval is required for changes in control of Galaxy through a merger, consolidation, stock or asset acquisition, management or consulting agreement or any act or conduct by any person whereby he or she obtains control. Entities seeking to acquire control of Galaxy must satisfy the Macau DICJ concerning a variety of stringent standards prior to assuming control. The Macau DICJ may also require controlling shareholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated as part of the approval process of the transaction.

- *Recapitalisation Plans.* The Concession requires the Macau DICJ's prior approval of any recapitalisation plan proposed by Galaxy's board of directors. The Chief Executive of Macau could also require Galaxy to increase its share capital if he deemed it necessary.

- *Issue of Bonds.* The Concession requires the Macau government's prior approval before the issue of bonds by Galaxy.

- *Loans.* Loans to third parties exceeding MOP30 million (approximately HK$29.13 million) and loans to directors, shareholder or key employees require the prior approval of the Macau government.

Payments Under the Concession

Under the Concession, Galaxy is obliged to pay a "premium" to the Macau government in return for operating casino games of chance. The premium has a fixed portion, that is paid annually, and a variable portion, that is paid monthly, as follows:

- The fixed portion of the premium is MOP30 million (approximately HK$29.13 million) and will only become payable after 26 June 2005 (in the proportion that relates to the year 2005).

- The variable portion (based on the number and type of gaming tables employed and gaming machines operated by Galaxy) is equal to: (i) MOP300,000 (approximately HK$291,262) per year for each gaming table reserved for certain games and gamblers (VIP tables or "special use game tables"); (ii) MOP150,000 (approximately HK$145,631) per year for each general use gaming table not so reserved ("general use gaming tables") and (iii) MOP1,000 (approximately HK$971) per year for each electrical or mechanical gaming machine, including slot machines. The variable portion of the premium was payable and was paid on the commencement of operation of Galaxy Casino at Waldo Hotel. From that time until the opening of the resort, hotel and casino project referred in the Investment Plan, the amount of the variable portion of the premium cannot be less than the amount Galaxy would owe if Galaxy operated 20 special use gaming tables and 20 general use gaming tables per year (i.e. MOP9 million (approximately HK$8.74 million). Upon opening of a casino in Galaxy StarWorld, the minimum variable portion of the premium cannot be less than the amount Galaxy would owe if Galaxy operated 100 special use gaming tables and 100 general use gaming tables per year (i.e. MOP45 million or approximately HK$43.69 million). The variable portion of the premium is subject to renegotiation after 26 June 2005.

The Sub-Concession and the Supplemental Concession

In connection with the Sub-Concession, the Macau government and Galaxy entered into a Supplemental Concession on 19 December 2002. Among other things, the Investment Plan was modified to include two additional city club casinos to be built by Galaxy. The total investment amount of MOP8.8 billion (approximately HK$8.54 billion) is to be invested within 7 years.

Pursuant to the Supplemental Concession, certain amendments were made. Galaxy was originally required under the Concession to invest MOP8.8 billion (approximately HK$8.54 billion) in development projects in Macau by June 2012 and to develop and open two resort, hotel and casino

projects and a convention centre in Macau. One of the resort, hotel and casino project should be completed and ready to use by the public by June 2006. Another, "The Venetian" themed resort should be completed and ready to be used by the public on June 2006. The convention centre should be opened in December 2006. Pursuant to the Supplemental Concession, Galaxy must develop two city club casinos in Macau and the total investment amount of MOP8.8 billion (approximately HK$8.54 billion) is to be invested within 7 years (instead of the original 10 years).

Originally Venetian Macau, S.A. and Galaxy were business partners in relation to the Concession and Venetian Macau, S.A. was an investor in Galaxy. It was subsequently agreed that it was in their respective interests to pursue business separately. Galaxy and Venetian Macau, S.A., with approval from Macau government, entered into the Sub-Concession to enable them separately to develop their own gaming businesses.

Pursuant to the Sub-Concession granted by Galaxy to Venetian Macau, S.A., an Independent Third Party, with the prior approval of the Macau government, Venetian Macau, S.A. is now responsible for MOP4.4 billion (approximately HK$4.27 billion) of Galaxy's original MOP8.8 billion (approximately HK$8.54 billion) investment obligation under the Concession. The investment obligation of Galaxy is thereby reduced to MOP4.4 billion (approximately HK$4.27 billion). Venetian Macau, S.A. is further responsible for the obligations to construct and develop (i) one of the two required resort, hotel and casino projects ("The Venetian" themed one), (ii) the required convention centre and (iii) one of the two required city club casinos. Consequently, Galaxy is only required to construct and develop the other resort, hotel, casino project and one city club casino. There are no cross defaults between Galaxy and Venetian Macau, S.A.

In addition, although it is stated in the Concession, as amended, that the financial liability of Galaxy in respect of investment commitments is MOP8.8 billion (approximately HK$8.54 billion), half of this liability or MOP4.4 billion (approximately HK$4.27 billion) was transferred to Venetian Macau, S.A. under the Sub-Concession.

Venetian Macau, S.A.'s obligations to the Macau government and Macau DICJ are substantially similar to those under the Concession. The obligations of Galaxy under the Concession and of Venetian Macau, S.A. under the Sub-Concession are several and not joint.

Venetian Macau, S.A. operates the "Sands Macau" Casino. According to materials filed with the Securities and Exchange Commission of the United States of America, the ultimate beneficial owner of Venetian Macau, S.A. is Las Vegas Sands Corp, the common stock of which is listed on the New York Stock Exchange Inc. Las Vegas Sands Corp. is an Independent Third Party.

It is a term of the Acquisition Agreement that Canton Treasure will execute a Deed of Adherence in relation to the Venetian Agreement at Completion. A summary of the principal terms of the Venetian Agreement that will or may affect the business and operations of Galaxy or KWCM's rights in relation to Galaxy is set below. These definitions from the Venetian Agreement are used below:

"Affiliate" — *"of or in relation to a Person...any other person directly or indirectly controlling, controlled by or under common control with the subject person..."*

"Galaxy Properties" — *"any hotels, casinos and other facilities, and any other properties in Macau owned, leased or operated by Galaxy or any of its subsidiaries or any part thereof."*

"Gaming Person" — *"Person which, either alone or together with its Affiliates, or which has an Affiliate which, is licensed to conduct casino gaming business:"*

"US Casino Marketing Person" — *subject to certain exemptions, "any person which, either alone or together with its Affiliates is engaged in the business of marketing casinos with a significant part of that business being in the US."*

"US Gaming Person" — *"any Person which, either alone or together with its Affiliates, or which has an Affiliate which, is licensed to conduct casino gaming and is subject to the regulation of any casino gaming regulator in the U.S.".*

— the Galaxy Properties will be developed by Galaxy and the casinos therein shall be managed and operated by Galaxy and must not be operated under brand names or any other intellectual property rights of any Gaming Person other than Galaxy.

— Canton Treasure will not after Completion be permitted to transfer any Galaxy shares to a US Gaming Person without prior written consent of Venetian Macau Limited (formerly known as Venetian Macau Management Limited) and Galaxy must not without prior written consent of Venetian Macau Limited issue any shares to any US Gaming Person.

— Galaxy and its subsidiaries must not appoint any US Gaming Person as officer, employee, manager, consultant, partner, joint venturer or agent. This does not prevent Galaxy employing to provide services an individual who is not the owner or operator of a casino, or engaging as consultant (but not manager or operator) for specific technical services a person that is not a US Gaming Person, or the owner, operator or an Affiliate of a US Gaming Person and is not a US casino marketing person.

— Galaxy must not, and Canton Treasure must procure that it shall not amend, waive or modify Clause 106.2 of the Concession (in which the Macau government undertakes not to grant any licence for games of fortune or chance or other casino games, by 1 April 2009, so that the number of licences at any time will not exceed three and agrees that if after that date it grants further gaming concessions, the terms of which are, taken overall, more favourable than those in Galaxy's Concession it will extend such terms to Galaxy) without Venetian consent and must enforce it if Venetian requests.

Venetian Macau Limited agrees in the Venetian Agreement to comply with its investment obligations under the Sub-Concession.

The Venetian Agreement is governed by Macau law. It terminates on 26 December 2014 unless previously terminated.

K. WAH CONSTRUCTION MATERIALS LIMITED

(incorporated in Hong Kong with limited liability)

(Stock code: 27)

Registered office:
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

30 June 2005

To the KWCM Independent Shareholders,

Dear Sir or Madam,

POSSIBLE ACQUISITION OF 88.1% OF THE VOTING SHARES CARRYING 97.9% OF THE ECONOMIC INTEREST IN GALAXY CASINO, S.A.

CONNECTED TRANSACTION AND VERY SUBSTANTIAL ACQUISITION FOR K. WAH CONSTRUCTION MATERIALS LIMITED

We refer to the Circular dated 30 June 2005 issued jointly by KWCM and KWIH, of which this letter forms part.

Unless otherwise stated, terms defined in the Circular bear the same meaning when used herein.

We have been appointed as the members of the KWCM Independent Board Committee to consider the Acquisition and to advise the KWCM Independent Shareholders as to the fairness and reasonableness of the terms of the Acquisition and to recommend whether or not the KWCM Independent Shareholders should vote for the ordinary resolution to be proposed at the KWCM EGM to consider, and if thought fit, approve the terms of the Acquisition.

Commerzbank has been appointed as the independent financial adviser to advise the KWCM Independent Board Committee and the KWCM Independent Shareholders in relation to the terms of the Acquisition.

We wish to draw your attention to the Letter from the KWCM Directors (which is set out on pages 29 to 48 of this Circular) and the letter of advice from Commerzbank (which is set out on pages 93 to 140 of this Circular).

Having taken into account the advice from Commerzbank, we consider that the terms of the Acquisition are fair and reasonable insofar as the KWCM Independent Shareholders are concerned and the Acquisition is in the interests of KWCM and the KWCM Shareholders as a whole. Accordingly, we recommend the KWCM Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the KWCM EGM to approve the terms of the Acquisition.

Yours faithfully
The KWCM Independent Board Committee

Mr. James Ross Ancell	**Dr. William Yip Shue Lam**
Independent non-executive Director	*Independent non-executive Director*

The following is the text of a letter received from Commerzbank, the independent financial adviser to the KWCM Independent Board Committee and the KWCM Independent Shareholders in connection with the Acquisition.

德 國 商 業 銀 行
COMMERZBANK
(Public Limited Company Incorporated in the Federal Republic of Germany)
HONG KONG BRANCH
G.P.O. BOX 11378
HONG KONG
21/F, The Hong Kong Club Building
3A Chater Road, Central
telephone 28429666
telex 66 400 cbk hk hx
fax 28681414
swift COBAHK HX XXX

30 June 2005

*To the KWCM Independent Board Committee and
the KWCM Independent Shareholders*

Dear Sirs,

POSSIBLE ACQUISITION OF 88.1% OF THE VOTING SHARES CARRYING 97.9% OF THE ECONOMIC INTEREST IN GALAXY CASINO S.A.

CONNECTED TRANSACTION, VERY SUBSTANTIAL ACQUISITION FOR K. WAH CONSTRUCTION MATERIALS LIMITED

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the KWCM Independent Board Committee and the KWCM Independent Shareholders in respect of the Acquisition, the definition of which, amongst other things, is set out in the circular dated 30 June 2005 (the "**Circular**") of which this letter forms part. Terms defined in the Circular have the same meanings when used in this letter unless the context requires otherwise.

On 18 April 2005, KWCM announced that Canton Treasure, a wholly-owned subsidiary of KWCM, had agreed conditionally on 14 March 2005 to acquire an economic interest of 73.6% in Galaxy from Family Companies and a further economic interest of 24.3% from the Minority Vendors for an aggregate Purchase Price of HK$18,405,198,023. The Purchase Price is to be satisfied as to HK$14,724,158,420 by the issue to the Vendors of 1,840,519,798 new KWCM Shares at HK$8.00 per KWCM Share and as to HK$3,681,039,603 by the issue to the Vendors of FRNs or, at the sole discretion of KWCM, FRNs and/or cash to the aggregate value of HK$3,681,039,603.

Under the Listing Rules, the Acquisition will constitute a connected transaction and very substantial acquisition for KWCM and a connected transaction, very substantial acquisition and deemed very substantial disposal for KWIH. The Acquisition is conditional upon, amongst other things, the approvals of the KWCM Independent Shareholders and of the KWIH Independent Shareholders.

In formulating our recommendation, we have relied on the information and facts supplied to us by KWCM and Galaxy. We have also discussed with the management of KWCM and Galaxy their plans and prospects for the development of the Galaxy Group's gaming and non-gaming businesses. We have reviewed, among other things,

(i) the valuation report prepared by American Appraisal to Galaxy dated 8 March 2005 and, the valuation letter by American Appraisal as set out in Appendix II to the Circular, and interviewed American Appraisal as to its scope of work, the valuation methods and assumptions as set out in their report;

(ii) the financial information about KWCM as set out in Appendix III to the Circular;

(iii) the accountants' report on the Galaxy Group as set out in Appendix V to the Circular;

(iv) the unaudited pro forma financial information on the Enlarged KWCM Group;

(v) the management accounts of the Galaxy Group and the financial projections prepared by the management of Galaxy upon which the valuation report is based;

(vi) the letter dated 30 June 2005 addressed to KWCM from PricewaterhouseCoopers ("**PwC**") as set out in Appendix II to the Circular and interviewed PwC as to their scope of work, methodology adopted and basis in arriving at their opinion; and

(vii) the letter dated 30 June 2005 addressed to KWCM from UBS Investment Bank (the "**UBS Letter**") as set out in Appendix II to the Circular, setting out, inter alia the opinion of UBS Investment Bank that the financial projections on the Galaxy Group made by the management of Galaxy, for which the KWCM Directors are responsible, have been made after due and careful enquiry; and

(viii) research on other markets and businesses relevant to those in which the Galaxy Group operates.

We have assumed that all information, opinions and representations contained or referred to in the Circular are true, complete and accurate in all material respects and we have relied on the same. Also, we have relied on the representations of the management of KWCM and Galaxy that having made all due enquiries and careful consideration, and to the best of their knowledge and belief, there is no other fact not contained in the Circular, the omission of which would make any statement contained in the Circular, including this letter, misleading. We have also assumed that all information and statements and representations made or referred to in the Circular, which have been provided to us by KWCM or the relevant third party experts named in this Circular, and for which they are wholly responsible, were true, complete and accurate in all material respects at the time they were made and continue to be so at the date of despatch of the Circular.

We consider that we have reviewed sufficient information to enable us to reach an informed view regarding the fairness and reasonableness of the terms of the Acquisition, and to provide us with a reasonable basis for our recommendation. We consider that we have reviewed the fairness, reasonableness and completeness of all assumptions or projections relevant to the Acquisition. We have no reason to suspect that any material facts have been omitted or withheld, nor are we aware of any facts or circumstances which would render the information supplied by, or relied upon by the

relevant third party experts named in this Circular, and the representations made to us untrue, inaccurate, misleading or omitting a material fact. We have not, however, carried out any independent verification of the information provided by KWCM and Galaxy, nor have we conducted any independent in-depth investigation into the business and affairs of the KWCM Group and the Galaxy Group.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In assessing the Acquisition and giving our independent financial advice to the KWCM Independent Board Committee and the KWCM Independent Shareholders, we have taken into account the following principal factors:

1. The Acquisition

Canton Treasure, a wholly-owned subsidiary of KWCM, agreed on 14 March 2005 to acquire a 97.9% economic interest in Galaxy, carrying 88.1% of the voting power in Galaxy, that is currently held by Family Companies and the Minority Vendors. The Purchase Price is HK$18,405,198,023, which will be satisfied (i) as to about 80% by the allotment and issue of 1,840,519,798 Consideration KWCM Shares to the Vendors, credited as fully paid at HK$8.00 per KWCM Share and (ii) as to about 20% by the issue to the Vendors of HK$3,681,039,603 principal amount of FRNs or, at the sole discretion of KWCM, by FRNs and/or cash. Canton Treasure has no material business, assets or liabilities save for those under the Acquisition Agreement.

The Completion of the Acquisition is conditional upon the fulfilment (or waiver, in certain cases as stated below) of the following conditions precedent:

(i) the result of a due diligence review being found satisfactory to KWCM within 21 days after 18 April 2005;

(ii) the Acquisition Agreement and the transactions contemplated thereunder, including the issue and allotment of the Consideration KWCM Shares, all having been approved by resolution of the shareholders (or such of them as are not required to abstain from voting by the Stock Exchange or the SFC) of KWCM in general meeting taken on a poll;

(iii) the Acquisition Agreement and the transactions contemplated thereunder including the issue and allotment of the Consideration KWCM Shares all having been approved by resolution of the shareholders (or such of them as are not required to abstain from voting by the Stock Exchange or the SFC) of KWIH in general meeting taken on a poll;

(iv) the Executive having ruled that the transactions contemplated thereunder and the issuance and allotment by KWCM of the Consideration KWCM Shares to the Vendors do not trigger any obligation on the part of any of the Vendors (and any of the parties considered to be acting in concert with any of the Vendors within the meaning of the Takeovers Code) to make a general offer for all the shares of KWCM or if such an obligation will arise, the same having been waived or (if applicable) an appropriate waiver having been granted;

(v) listing of and permission to deal in the Consideration KWCM Shares having been granted by the Stock Exchange and not having been revoked and the Stock Exchange not having indicated that it will revoke or suspend the listing of KWCM Shares on the Stock Exchange by reason of Completion;

(vi) all consents or approvals of any relevant governmental authorities or other relevant regulatory bodies in Hong Kong and Macau which are necessary for the entering into and implementation of the Acquisition Agreement including but not limited to the consent to the change of ownership of Galaxy of the Secretario para a Economia e Financas (or, in English the Secretary for Economy and Finance) of the Macau government dated 17 January, 2005 as amended and supplemented by two letters dated 31st January 2005 and dated 16 May 2005 in response to letters from Galaxy dated 12 January 2005, 28 January 2005 and 10 May 2005 on application of Galaxy having been obtained and not having been revoked;

(vii) the holders of the KWIH Bonds having duly passed an appropriate resolution waiving, or otherwise relaxing, compliance with condition 11(xi) of the KWIH Bonds, to the satisfaction of KWCM. Condition 11(xi) of the KWIH Bonds requires KWIH to hold, directly or indirectly, an interest of at least 30% of the issued share capital of KWCM (save for the purposes of or pursuant to and followed by a consolidation, amalgamation, merger or reorganisation involving KWIH the terms of which shall have been previously approved by the trustee to the KWIH Bonds or by an extraordinary resolution of the holders of the KWIH Bonds);

(viii) the Vendors delivering to KWCM an opinion addressed to KWCM by a firm of lawyers qualified to advise on Macau law, in a pre-agreed form; and

(ix) KWCM being satisfied that neither the entry into nor the performance of the Acquisition Agreement will result in the material breach or termination of the Concession or any other material right of Galaxy or any material agreement to which Galaxy is a party or by which it is bound.

The conditions precedent referred to in (i), (iv), (vi), (vii) and (viii) have already been satisfied. Save for the condition precedent referred to in (ix) above, none of the other outstanding conditions precedent is capable of being waived unilaterally by Canton Treasure.

If any of the conditions precedent has not been fulfilled by 31 July 2005 (or such later date as may be agreed in writing) then KWCM may, subject to the right of KWCM to waive condition precedent (ix), thereafter at its option (but without prejudice to any other right or remedy it may have), by notice to the other parties thereto elect to terminate the Acquisition Agreement, in which event the Acquisition Agreement will be of no further effect, the rights and obligations of the parties under the Acquisition Agreement will lapse, and the parties thereto will be released from such obligations without any liability. If the condition precedent referred to in (ix) above is not satisfied, it will not be waived unless KWCM is satisfied that waiver is in the interests of KWCM taking into account the circumstances at the relevant time. If any of the conditions precedent is waived or has not been fulfilled by 31 July 2005, then an appropriate announcement will be made at the time.

Completion is to take place on the third business day next following the day on which the last unfulfilled condition precedent is satisfied or waived. The Macau Government had originally agreed to extend the date for transfer of the Galaxy Equity Interest to 31 May 2005 but was now further extended it to 30 September 2005.

The table below shows the percentage of the Galaxy Equity Interest to be sold by each Vendor and the consideration receivable by it under the Acquisition Agreement:

Name of Vendor	Number of Galaxy B Shares	% of economic interest in Galaxy	% of voting power in Galaxy	% of Galaxy Equity Interest sold	Consideration KWCM Shares	Agreed value of the Consideration KWCM Shares *(HK$)*	Cash or FRNs *(HK$)*	Total Consideration *(HK$)*
City Lion	528,813	61.73	55.55	63.05	1,160,449,206	9,283,593,648	2,320,898,413	11,604,492,061
Netfinity	58,718	6.85	6.17	7.00	161,066,521	1,288,532,168	0	1,288,532,168
Recurrent Profits	42,836	5.00	4.50	5.11	111,138,039	889,104,312	50,906,654	940,010,966
Brightwealth	148,382	17.32	15.59	17.69	325,615,622	2,604,924,976	651,231,245	3,256,156,221
Future Leader* *Note*	59,970	7.00	6.30	7.15	82,250,410	658,003,280	658,003,291	1,316,006,571
Total	838,719	97.90	88.11	100.00	1,840,519,798	14,724,158,384	3,681,039,603	18,405,197,987

* Inclusive of the 17,134 Galaxy B Shares acquired from Hugo Legend

Note: Future Leader entered into an agreement with Hugo Legend to acquire Hugo Legend's entire equity interest in Galaxy on 29 March 2005. Hugo Legend entered into a conditional Supplemental Agreement with the other parties to the Acquisition Agreement on 1 April 2005, pursuant to which Hugo Legend had agreed to sell to Future Leader all Galaxy B Shares it previously held as at the date the Acquisition Agreement was first signed and the transfer has become effective on 18 May 2005. Please refer to the Letter from the KWCM Directors under "Supplemental Agreements" for details of the Supplemental Agreement.

The following diagrams illustrate the corporate and shareholding structure (economic interests only, taking no account of 100% owned intermediate holding companies) of KWIH and KWCM before Completion and of KWIH, KWCM and Galaxy immediately after Completion but before exercise of any of the Brightwealth Options and Employee Options:

Before Completion


Directors of KWIH and/or KWCM (other than the Lui Family)
The Lui Family (other than Dr. Lui and his spouse)
The Trusts, Dr. Lui and his spouse
KWIH Public Shareholders
0.06%
0.44%
55.82%
43.68%
KWIH
KWCM Public Shareholders
0.11%
0.15%
59.06%
6.26%
34.42%
KWCM

After Completion


Directors of KWIH and/or KWCM (other than the Lui Family)
The Lui Family (other than Dr. Lui and his spouse) (Note)
The Trusts (including City Lion), Dr. Lui and his spouse
KWIH Public Shareholders
0.06%
0.44%
55.82%
43.68%
Future Leader
Brightwealth
KWIH
KWCM Public Shareholders (excluding Brightwealth)
2.50%
9.91%
0.05%
8.35%
25.96%
38.08%
15.13%
KWCM
97.9%
Galaxy

Note: Includes Recurrent Profits and Netfinity which are 100% owned, respectively, by Francis Lui and Lawrence Lui.

2. Background of the Acquisition

2.1 *Business and historical financial performance of the Galaxy Group*

2.1.1 *Business of the Galaxy Group*

Galaxy was incorporated in Macau with limited liability on 30 November 2001. It holds one of only three gaming concessions awarded by the Macau government to operate casinos in Macau and currently operates its first city club casino, the Galaxy Casino at Waldo Hotel, which is a casino in Macau with an emphasis on the Macau VIP gaming market.

Apart from gaming facilities, the Galaxy Group intends to integrate non-gaming amenities and services such as food and beverage, leisure, entertainment and shopping outlets into its hotel and resort properties, thus making them attractive destinations for tourists of all kinds — gaming and non-gaming — to Macau.

2.1.2 *Capital structure of Galaxy*

Galaxy has in issue two classes of shares — Galaxy A Shares and Galaxy B Shares. The Galaxy A Shares make up 10% of the total issued shares in Galaxy while Galaxy B Shares make up the remaining 90% of the issued shares in Galaxy. The Galaxy A Shares are held by Pedro Ho, a Macau permanent resident. According to Macau law,

the managing director of a company operating games of fortune and other casino games must be a Macau permanent resident holding at least 10% of the voting shares of such company.

The Galaxy A Shares carry a negligible economic interest whereas the Galaxy B Shares carry effectively the full economic interest in Galaxy. On a dissolution or liquidation of Galaxy, the Galaxy A Shareholder will only be entitled to a return of the amount of capital invested without any right to participate in distribution of the liquidation assets of Galaxy, while Galaxy B Shareholders will be entitled to both a return of capital invested as well as to share a distribution of liquidation assets. The Acquisition only concerns Galaxy B Shares.

2.1.3 *Financial information*

Set out below is a summary of the audited consolidated profit and loss statement for the three years ended 31 December 2004 of the Galaxy Group extracted from the audited accounts prepared in accordance with HKFRS as set out in Appendix V to the Circular.

Consolidated profit and loss statement

	30 November 2001 to 31 December 2002	**Year ended 31 December 2003**	**Year ended 31 December 2004**
	HK$'000	*HK$'000*	*HK$'000*
Revenues from gaming operations *(Note)*	—	—	123,777
Other revenues	1,835	1,153	3,643
Administrative expenses	(84,031)	(84,016)	(49,381)
Other operating expenses	—	—	(1,202)
Operating profit/(loss)	(82,196)	(82,863)	76,837
Finance costs	(304)	(4,063)	(4,179)
Profit/(loss) before income tax	(82,500)	(86,926)	72,658
Income tax expense	—	—	—
Profit/(loss) for the year	(82,500)	(86,926)	72,658

Note: Revenues from gaming operations

	30th November 2001 to 31st December 2002 HK$'000	Year ended 31st December 2003 HK$'000	Year ended 31st December 2004 HK$'000
Net gaming wins	—	—	2,994,559
Interest income	—	—	143
	—	—	2,994,702
Operating expenses			
Special gaming tax and funds to the Government	—	—	(1,170,618)
Commission and allowances to VIP promoters	—	—	(1,173,608)
Depreciation and amortisation	—	—	(3,513)
Administrative and others	—	—	(155,685)
	—	—	(2,503,424)
Contribution from gaming operations	—	—	491,278
Net entitlements of the Service Providers	—	—	(367,501)
Revenues from gaming operations	—	—	123,777

Galaxy Casino at Waldo Hotel commenced operations on July 4, 2004, and accordingly, the Galaxy Group has only limited historical results of operations. The Galaxy Group was in a pre-operation stage from the award of the Concession on 26 June 2002, until commencement of operations at Galaxy Casino at Waldo Hotel. Galaxy Casino at Waldo Hotel has generated substantially all of the Galaxy Group's revenue. As set out above, the net gaming win for the year ended 31 December 2004 amounted to approximately HK$2,995 million; which produced net revenue from gaming operations of approximately HK$124 million after deducting the special gaming tax and levies, commission and allowances paid to VIP promoters and net entitlements to Service Providers and other expenses, with a gross profit margin of approximately 4.1%. The KWCM Directors advised that the current gross profit margin could be explained by the fact that the Galaxy Group is in its start-up phase of development, and hence higher commission are paid to Service Providers in order to build up the brand name of Galaxy within a short period of time and with minimal capital outlays (Galaxy Casino at Waldo Hotel is located at Waldo Hotel leased by Galaxy). We have discussed with the KWCM Directors and noted that commission and allowances paid to VIP promoters are in line with market practice. We note that the current gross profit margin of approximately 4.1% is not as high as the industry norm in double digit margins (i.e. SJM had a net profit margin of 11.5% for the year 2004) as a result of the payment to the Service Providers. We have discussed with the KWCM Directors and noted that given (i) Galaxy was not required to incur material capital expenditure or time to build the premises for the Galaxy Casino at Waldo Hotel; (ii) Galaxy is responsible for the management and operation of the casino and the Service Providers are responsible for bringing in customers for the casino; (iii) the Service Providers guarantee a minimum return to Galaxy regardless of

the operating results of the gaming activities of the casino, and agree to indemnify Galaxy against substantially all risk arising under the lease with Waldo Hotel; and (iv) Galaxy was a newcomer to the Macau gaming industry in 2004, Galaxy agreed to a relatively higher operating cost structure at Galaxy Casino at Waldo Hotel in order to capture a significant market share within a relatively short period of time. Based on the above, we consider the higher operating cost structure in 2004 was justified, as demonstrated by the high return on equity of the Galaxy Group of approximately 74.6% for the year ended 31 December 2004, based on the net profit of HK$73 million for the year ended 31 December 2004 and shareholders' funds of HK$97 million as at 31 December 2004. As noted from the revenue of the Galaxy Group for the year ended 31 December 2004 and the brand name that the Galaxy Group has built since its operation in July 2004, the KWCM Directors are of the view that this strategy has proven to be successful. We further understand from the KWCM Directors that this cost structure will not be applicable to the other city club casinos of Galaxy in the future. As such the KWCM Directors anticipate that the gross profit margin is expected to increase over the years following the opening of Galaxy StarWorld and Galaxy Cotai Mega Resort in 2006 and 2008 respectively, which are properties to be built, operated and owned by the KWCM Group to create a critical mass of gaming operations.

Galaxy Casino at Waldo Hotel had approximately 1,005,000 visitors from its commencement of operations to 31 December 2004. Based on the management information provided by Galaxy, the majority of the gaming revenue in 2004, being approximately 95%, was contributed by VIP tables and the remainder (approximately 5%) by non-VIP tables. The slot machines currently contributed a negligible amount of revenue, less than 0.5%. The average daily net win per VIP table, average daily net win per non-VIP table, and average daily net win per slot machine are calculated and set out below. Based on the net win for the 6 months of operation from inception to 31 December 2004, the average daily net win per VIP table of approximately HK$411,000 is more than 10 times of the average daily net win per non-VIP table of approximately HK$36,000. The average daily net win per table (VIP and non-VIP tables) was approximately HK$263,000.

Number of visitors in 2004	1,005,000
Average daily win per table:	
VIP table *(HK$'000)*	411
Non-VIP table *(HK$'000)*	36
Average daily net win per slot machine *(HK$'000)*	0.7
Number of table games (at end of 31 December 2004):	
VIP table	40
Non-VIP table	23
Number of slot machines (at end of 31 December 2004)	83

Set out below is the audited consolidated balance sheet of the Galaxy Group for the three years ended 31 December 2004 extracted from the audited accounts of the Galaxy Group as set out in Appendix V to the Circular.

	As at 31 December		
	2002	**2003**	**2004**
	HK$'000	*HK$'000*	*HK$'000*
Non-current assets			
Property, plant and equipment	69	286,717	376,750
Intangible assets	—	136	1,859
Other investments	—	—	26,000
Restricted bank deposits	251,822	252,975	253,572
	251,891	539,828	658,181
Current assets			
Inventories	—	—	2,556
Amounts due from related parties	2,109	917	42,424
Debtors and prepayments	1,750	751	5,390
Cash and bank balances	15	19,675	808,490
	3,874	21,343	858,860
Current liabilities			
Amounts due to related parties	—	12,010	82,010
Creditors and accruals	—	8,298	825,088
Short-term borrowings	—	315,087	317,000
Current portion of obligations under finance leases	—	—	218
	—	335,395	1,224,316
Net current assets/(liabilities)	3,874	(314,052)	(365,456)
	255,765	225,776	292,725
Financed by:			
Share capital	194,175	194,175	194,175
Accumulated loss	(82,500)	(169,426)	(96,768)
Shareholders' funds	111,675	24,749	97,407
Non-current liabilities			
Loan from immediate holding company	144,090	201,027	195,009
Obligations under finance leases	—	—	309
	144,090	201,027	195,318
	255,765	225,776	292,725

The Galaxy Group had a total assets and share capital of approximately HK$1,517 million and approximately HK$194 million respectively as at 31 December 2004. As set out in the financial information about Galaxy in Appendix V to the Circular, on 3 February 2005, Galaxy underwent a reorganisation of its share capital, where the share capital increased from HK$194 million to HK$924 million following issue of new KWCM Shares.

Current liabilities of HK$1,224 million as at 31 December 2004 included short term borrowings of HK$317 million. The short term borrowings consist of a mortgage loan amounting to HK$242 million, secured by a first charge over a piece of leasehold land in Macau, and two revolving term loans totalling HK$75 million. We understand from the KWCM Directors that the mortgage loan has a maturity date of 30 June 2005 and the creditor bank has principally approved the extension of the mortgage loan for one year and the finalisation of the loan agreement is in process.

The Galaxy Group had a current ratio (current assets to current liabilities) of 0.70 times as at 31 December 2004. As discussed with the management of KWCM, the current ratio improved to around 1 time based on the management accounts of the Galaxy Group as at 28 February 2005 following the reorganisation exercise underwent in February 2005, as detailed in the financial information about Galaxy as set out in Appendix V to the Circular.

2.1.4 *The Galaxy Group's business plan and estimated capital expenditure*

As set out in the Letter from the KWCM Directors, Galaxy has commenced the development of its StarWorld project and its Cotai Mega Resort project at a plot in the "Cotai" area. These projects form the core of Galaxy's investment obligations under the Concession. The Galaxy StarWorld and the Galaxy Cotai Mega Resort properties are to be high quality, fully integrated leisure entertainment and hotel/resort facilities, which Galaxy intends to build, own, and operate under its own brand. Both projects seek to offer comprehensive gaming as well as non-gaming amenities for gaming and non-gaming tourists to Macau.

Alongside these integrated leisure and entertainment projects is Galaxy's planned city club casinos chain, which offers sophisticated gaming facilities with emphasis on VIP gaming. The Galaxy Group has commenced business at its first city club casino, the Galaxy Casino at Waldo Hotel. The Galaxy Group intends to open two more city club casinos, namely, the Galaxy Casino at Cotai City Club, which is at the Cotai reclamation, and Galaxy Casino at Rio Hotel (collectively the "**City Club Casinos Chain**").

Set out below are the brief details of the existing or planned gaming facilities, location and estimated capital expenditure for the development of the City Club Casinos Chain, Galaxy StarWorld and Galaxy Cotai Mega Resort Phase I (collectively the "**Casino Projects**"). A more detailed description of the Casino Projects is set out in the section — "Description of the Galaxy Group" in the Circular.

Brief details of the Casino Projects at Latest Practicable Date

		The City Club Casinos Chain					
		Galaxy Casino at Waldo Hotel	Galaxy Casino at Cotai City Club	Galaxy Casino at Rio Hotel	Galaxy StarWorld	Galaxy Cotai Mega Resort (Phase I)	Total
Operational date		4-Jul-2004	1st quarter of 2006	1st quarter of 2006	mid 2006	2008	
GFA gaming (approximate)	sq.m.	3,500	14,000	6,500	26,000	28,800	78,800
Location		Waldo Hotel, Zona de Atterros do Porto Exterra (ZAPE), Lot 6J, Av. Da Amizade	Cotai reclamation area	Rio Hotel, Quarteirão 9 Lots C & D at ZAPE	Lote 3(A2/I) of NAPE, Avenida da Amizade	Cotai reclamation area	
Focus		VIP	VIP	VIP	Both	Both	
VIP table	no.	43	46	20	60	48	217
Non-VIP table	no.	20	100	60	140	300	620
		63	146	80	200	348	837
Slot machines	no.	74	200	150	300	1,000	1,724

CAPEX of the Casino Projects

	The City Club Casinos Chain	Galaxy StarWorld	Galaxy Cotai Mega Resort (Phase I)	Total
	HK$'M	*HK$'M*	*HK$'M*	*HK$'M*
Incurred up to 2004	49	317	13	379
2005–2006	157	1,483	1,344	2,984
2007–2009	Nil	31	2,728	2,759
Total	206	1,831	4,085	6,122

We have discussed with the senior management of the Galaxy Group who advised us that the Galaxy Group has the following key competitive strengths to execute the above development plans and to establish a leading position in the Macau gaming market:

(i) Galaxy is one of the only three concessionaires authorised to operate gaming facilities in a supply-constrained market;

(ii) The Galaxy Group has a clear and focused strategy to become the major gaming operator in Macau. As set out in the section — "Description of the Galaxy Group" in the Circular, the Galaxy Group's key strategy includes the following:

(a) leverage on the experience of its first city club casino at Waldo Hotel to increase the number of Galaxy's city clubs to expand the VIP gaming market through service providers and promoters with tailored gaming infrastructure and hotels and city club facilities;

(b) establish a leading position in the VIP gaming business by offering premier VIP services with custom designed properties and attention to detail to satisfy client preferences with the primary consideration being total customer satisfactory;

(c) establish a leading position in the mass market gaming business by giving patrons welcoming gaming resort facilities in Galaxy StarWorld and Galaxy Cotai Mega Resort with one-stop facilities that satisfy mass market gaming patrons who will be able to play games, dine, shop, be entertained and stay, under one roof;

(d) develop and promote the "Galaxy" brand as signifying world-class operating standards, offering high-quality custom-oriented entertainment and hospitality products and services, via various marketing and promotion channels to stimulate demand for the Galaxy Group's destinations; and

(e) develop a dedicated international cross-cultural efficient management team who are customer-oriented, and comprehend Asian clientele attributes and preferences, to encourage repeated patronage.

(iii) The Galaxy Group has established a significant and growing presence in Macau's VIP gaming market and has attained approximately 14% market share with only 63 gaming tables, representing less than 6% of the total gaming tables in Macau as at 31 December 2004;

(iv) The Galaxy Group has established strong relationships with a number of the top gaming promoters in Macau;

(v) The Galaxy Group has the cultural and local expertise and an experienced management team. The management of the Galaxy Group has extensive experience in managing casinos in Asia and Australia, where they catered extensively to the Asian VIP market; and

(vi) The Galaxy Group's current and future properties enjoy prime access to the overall transportation system for visitors to Macau. Galaxy Casino at Waldo Hotel is a short distance from Macau's main ferry terminal and helipad and is easily accessible by taxi and limousine. The site for Galaxy StarWorld is in the

heart of Macau's downtown gaming hub and, according to the management of Galaxy, the biggest site on Cotai is designated for Galaxy. The site for Galaxy Cotai Mega Resort is situated across from one of Macau's two Mainland China border crossings and a new bridge, one of three linking the Cotai resort area to the rest of Macau.

2.2 *Business and historical financial performance of KWCM Group*

2.2.1 *Business of KWCM Group*

KWCM Group is principally engaged in quarrying, manufacture of construction materials including ready-mixed concrete, cement, other concrete products and asphalt. More recently KWCM Group has further expanded into the slag business and the manufacture of PHC piles to enhance the vertical integration of its construction materials operations.

Besides Hong Kong, KWCM Group also has strategic business developments in the Mainland China. Operations have been set up in Beijing, Shanghai, Guangzhou, Shenzhen, Zhuhai, Nanjing, Anhui, Huzhou, Huidong and Kunming.

2.2.2 *Financial information*

The following table sets out some of the key financial information of KWCM Group for the last two financial years ended 31 December 2004 and is extracted from KWCM Group's annual reports:

	2004	**2003**
	HK$'000	*HK$'000*
Turnover	1,299,143	1,130,894
Profit attributable to shareholders	33,423	40,205
Shareholders' funds	1,445,533	1,414,263
Total assets	2,278,534	2,167,130
Total borrowings	321,580	300,800
Cash and bank balances	170,952	306,354
Current assets	817,886	870,703
Current liabilities	353,391	389,524
Current ratio	2.31 times	2.24 times
Gearing ratio (net debt to total assets)	6.6%	Net cash

Turnover and profit attributable to KWCM Shareholders for the year ended 31 December 2004 were HK$1,299 million and HK$33 million respectively, as compared to HK$1,131 million and HK$40 million respectively for the year ended 31 December 2003. The KWCM Group's turnover was slightly higher than that of 2003 but the profit attributable to KWCM Shareholders decreased by approximately 17% from 2003. As set out in the section on "Management Discussion and Analysis" in the "Financial Information about KWCM" in Appendix III in the Circular, the profit attributable to KWCM Shareholders in 2003 included a gain on disposal of operating rights of HK$28 million.

Even excluding such gain, the profit in 2004 improved over 2003. The gradual phasing in of new projects in the Mainland China brought in an additional contribution to the KWCM Group.

The shareholders' funds and net debt (total borrowings less cash) of KWCM Group as at 31 December 2004 were HK$1,446 million and HK$151 million respectively, with a gearing ratio, being net debt to total assets, of approximately 6.6%

2.3 *Reasons for the Acquisition*

As disclosed in the Letter from the KWCM Directors and based on our discussion with the KWCM Directors, we have considered both macro and micro reasons for the Acquisition. In support of our analysis, we have researched the following data and statistics, which are extracted from official websites maintained by respective government or regulatory authorities.

2.3.1 *Macro reasons — Overview of the Macau tourism and gaming market*

Macau is the only legalised gaming destination in the Mainland China. According to the Macau Statistics and Census Service, tourism and gaming are the main industries supporting Macau's economy and gaming revenue (from Games of Fortune), and has grown from approximately USD2.2 billion in 1995 to approximately USD5 billion in 2004, reflecting an approximately 9.76% CAGR. In assessing the tourism and gaming market development in Macau, we have paid particular attention to the development of the Las Vegas Strip and the Atlantic City, which were respectively the largest and third largest gaming markets in the world in 2004.

(i) Continuous increase in the number of visitors

Macau's tourism has been expanding rapidly due to the surge in visitor arrivals, especially from the Mainland China. With the opening of Sands Macau Casino (the first mega-size casino since the liberalization of the gaming industry by granting gaming concessions to three operators by the Macau government) and the relaxation of the rules governing the entry of visitors from the Mainland China to Macau under the individual visit scheme, which started in July 2003 to allow travellers from Mainland China to visit Macau on an individual basis (the "**Individual Visit Scheme**"), total visitor arrivals for 2004 recorded notable year-on-year growth of approximately 40.2% from approximately 11.9 million in 2003 to approximately 16.7 million. According to the Macau Statistics and Census Bureau, 87.5% of the tourists who visited Macau in 2004 came from Hong Kong or the Mainland China. As set out in below table, visitors from Hong Kong as a percentage of the total visitors has shrunk from 44.2% in 2002 to 30.3% in 2004, while visitors from the Mainland China as a percentage of the total visitors has surged from 36.8% in 2002 to 57.2% in 2004. The CAGR for visitors from the Mainland China as a percentage of the total visitors for 1997 to 2004 was approximately 41.2%.

It is expected that the tourism industry will continue to expand in the coming years, following the recent extension of the Individual Visit Scheme in Zhanjiang, Maoming, Yangjiang, Shanwei, Shaoguan, Jieyang and Heyuan in May 2004 and Nanjing, Suzhou and Wuxi of Jiangsu Province, Hangzhou, Ningbo and Taizhou of the Zhejiang Province, as well as Fuzhou, Xiamen and Quanzhou of Fujian Province in July 2004. According to the Macau Statistics and Census Service, visitors to Macau in the first quarter of 2005 totalled 4.5 million, representing an increase of approximately 18.8% over the same period in 2004. Visitors from the Mainland China remain the major source of visitors, constituting approximately 55.8% of visitors to Macau in this period.

Distribution of visitors arrivals by country

Country of Residence	**2002**		**2003**		**2004**	
	No.	%	*No.*	%	*No.*	%
Hong Kong	5,101,437	44.2%	4,623,162	38.9%	5,051,059	30.3%
China	4,240,446	36.8%	5,742,036	48.3%	9,529,739	57.2%
Taiwan	1,532,929	13.3%	1,022,830	8.6%	1,286,949	7.7%
Japan	142,588	1.2%	85,613	0.7%	122,184	0.7%
South Korea	50,447	0.4%	38,281	0.3%	65,631	0.4%
Others Asia	190,712	1.7%	167,259	1.4%	290,501	1.7%
Rest of the World	272,282	2.4%	208,695	1.8%	326,493	2.0%
Total	11,530,841	100.0%	11,887,876	100.0%	16,672,556	100.0%
Year on year growth (%)	12.2%		3.1%		40.2%	

Sources: Macau government Tourist Office; Macau Public Security Forces

In addition to PRC visitors, according to the Macau Statistics and Census Service, visitors from South East Asia recorded a significant growth of approximately 97.55% during the first quarter of 2005 as compared to the same period in 2004, demonstrating the increasing attractiveness of Macau as a regional tourist destination since the opening of more gaming facilities during the second half of 2004 (i.e. Greek Mythology, Las Vegas Sands and Galaxy Casino at Waldo Hotel). As set out in the paragraphs below, with improving access and the increasing gaming and tourism facilities, Macau is well situated to attract visitors from different countries in the future.

(ii) Strategic location of Macau

Macau is accessible from various regions in the Pearl River Delta ("**PRD**") by many modes of transportation, including jetfoil, land and helicopter. Macau is situated at the entrance to the PRD at the tip of the Guangdong province, which is within a 3-hour drive from Macau with a population of around 80 million (according to the China Statistics Yearbook 2004). Macau is also easily accessible from Hong Kong with an hour away via a hydrofoil ferry system and 16 minutes via helicopter.

In addition, Macau is located at the heart of Southeast Asia. Macau is within 3-hour flight and 5-hour flight from a population of more than 1 billion and 3 billion respectively. The opening of the Macau international airport in 1995 greatly increased Macau's connectivity to the rest of Asia. It now serves more than 20 cities and handled over 3.7m passengers in 2004. Macau can also attract gaming customers from nearby countries in Asia such as Taiwan, South Korea and Japan. With the introduction of budget airlines in Macau in 2004, travelling to Macau has become more affordable, thereby increasing the frequency of visits.

Transportation	Travelling Time	Remarks
Jetfoil (Macau–Hong Kong)	1 hour	Operates 24 hours a day from Hong Kong to Macau at 15 min frequency
Helicopter (Macau–Hong Kong)	16 minutes	Operates every 30 min from 9:00 a.m. to 10:59 p.m.
Land (Macau–Guangzhou)	2.5 hours from Guangzhou	
Aircraft (Macau–South East Asia)	> 3 hours	Over 15 airlines travelling to several cities in Asia

(iii) Extended length of stay as a result of additional facilities

According to GLS Research, visitors to Las Vegas stayed an average of 4.6 days in 2003 and 2004. According to the "Monthly Bulletin of Statistics" published by the Macau Statistics and Census Service, the average visitor length of stay in Macau was only 1 day in 2004. The Galaxy Group expects this length of stay to increase with increased visitation, the expansion of gaming and the addition of upscale hotel resort accommodations in Macau. According to the Macau Statistics and Census Service, in 2004, there were 39 hotels and 31 guest houses in operation in Macau, of which nine were classified as "5-star". These hotels and guest houses maintained approximately 9,168 available rooms and on average experienced an approximately 75.6% occupancy rate.

(iv) Improved infrastructure and transportation

With the opening of Disneyland Hong Kong planned for September 2005, a major facelift proposed for the Ocean Park, a Safari Park in Zhuhai and theme parks in Shenzhen, there are now a cluster of entertainment attractions to which Macau gaming and entertainment facilities can add to their appeal upon completion in 2008. In addition, Beijing has given final approval to build a 29km length bridge

linking Hong Kong, Macau and Zhuhai. Upon planned completion in 2009, the bridge will link up Lantau Island (where the Hong Kong airport and the new Disneyland are located), the Cotai Strip and Zhuhai, which is the gateway to the PRD region. The new bridge is expected to cut the travel time between Hong Kong and Macau from 60 minutes by ferry to only 20 minutes by road.

With the increasing number of low cost carriers operating in Macau (Air Asia, Tiger Airways, and 2 more expected to be in operation in 2005), sufficient numbers of visitors are expected to be attracted, especially from the Mainland China, Taiwan and South East Asia. Moreover, the capacity of Macau international airport, which is about 2 kilometers away from the Cotai Strip, will increase from 6 million passengers per annum to 10 million. The expanded airport is expected to become the key support facility in order to cater for the increasing number of tourists from outside the Greater China region.

With the completion of the Jingzhu highway system in 2004, being the first completed north-south highway system in the Mainland China starting from Beijing and ending in Zhuhai (which is on the border of Macau) will enhance the accessibility for Chinese tourists from outside the PRD region.

(v) Gaming volume — Macau versus U.S.

Macau has demonstrated a strong growth potential in gaming market with 30.4% CAGR from 2001–2004. In 2004, Macau has taken over from the Atlantic City as the world's second largest gaming market, behind the Las Vegas Strip. In 2004, Macau recorded approximately US$5.0 billion (approximately HK$39 billion) in total gaming revenue, an increase of 44% over 2003.

	2001	**2002**		**2003**		**2004**	**2005 Jan–Apr**
Location	**Gaming revenue** *(bn)*	**Gaming revenue** *(bn)*	**Growth rate** *(%)*	**Gaming revenue** *(bn)*	**Growth rate** *(%)*	**Gaming revenue** *(bn)*	**Growth rate** *(%)*	**Gaming revenue** *(bn)*
Las Vegas Strip	US$4.70 (approx. HK$36.7)	US$4. 65 (approx. HK$36.3)	(1.1)	US$4.76 (approx. HK$37.2)	2.4	US$5.33 (approx. HK$41.6)	12.1	US$1.91 (approx. HK$14.9)
Atlantic City	US$4.30 (approx. HK$33.6)	US$4.38 (approx. HK$34.2)	1.9	US$4.49 (approx. HK$35.00)	2.5	US$4.81 (approx. HK$37.6)	7.1	US$1.57 (approx. HK$ 12.3)
Macau	MOP18.11 (approx. HK$17.6)	MOP21.55 (approx. HK$20.9)	19.0	MOP27.85 (approx. HK$27.1)	29.3	MOP40.19 (approx. HK$39.0)	44.3	MOP14.13 (approx. HK$13.7)

Sources: Nevada Gaming Control Board, New Jersey Casino Control Commission, Macau DICJ

A common measure of business performance in casinos is the daily win per table, which gauges how much a casino makes from each table. Set out below is a table comparing the daily win per table in 2004 for the Las Vegas Strip, Atlantic City (being respectively the largest and the third largest gaming markets in the world) and Macau:

Location	**Average daily win (US$) per table**
Las Vegas Strip, U.S.	2,400
Atlantic City, U.S.	2,400
Macau*	17,800
Galaxy	33,700

Sources: New Jersey Casino Control Commission, Nevada Gaming Commission, Macau DICJ

* The figure for Macau includes the win per table from Galaxy.

We have conducted research and noted that such wide variance in net win per table essentially indicates different gaming traits between the Chinese and Western players and more importantly, how the VIP market dominated the Macau gaming market under SJM's monopoly. As noted from the table above, the net win per table in Macau had, on average, approximately 7.4 times the net win of the average table in the Las Vegas Strip or the Atlantic City in 2004. Given that Galaxy is primarily focusing in the VIP market since its opening in July 2004, Galaxy has a much higher net win per table than the average in Macau.

Galaxy and SJM are the only two gaming companies in Macau operating casinos that primarily cater to VIP baccarat customers, which, according to the Macau DICJ, accounted for approximately 72% of net table win in Macau casinos in 2004 (as compared to approximately 77% of net table win in Macau in 2003 with SJM as the only gaming operator). As the overall gaming market expands, it is expected that higher margin gaming facilities, i.e. the mass-market tables and slot machines (as demonstrated by the net profit margin of 29.4% for Sands Macau Casino for the year 2004 with a focus on the mass market and 11.5% for SJM with a focus on the VIP market) which were traditionally less emphasised by Macau casino operators, will account for a growing segment of the Macau gaming market.

2.3.2 *Micro reason — The position of the Galaxy Group*

Galaxy holds one of only three gaming concessions awarded by the Macau government to operate casinos in Macau and the Macau government is precluded by contract from granting any additional gaming concessions until 2009. The KWCM Directors are of the view that the Galaxy Group is well positioned to take advantage of this unique business opportunity to enter into the Macau gaming market. Although there remains a possibility there will be additional gaming concessions after 2009, we have

considered and have taken into account the risks associated with competition when we performed our sensitivity analysis on the assumption of market share as set out in section 3.2.1 below.

Given (i) the prosperity of the Macau economic market, as driven by the gaming and tourism industries; (ii) the successful business model as evidenced by the Las Vegas Strip and the Atlantic City; (iii) the participation of international renowned gaming operators and hotel operators in Macau will assist Macau to transform to a world-class gaming and resort destination; and (iv) being a license holder and not a mere gaming room operator or agent, the KWCM Directors consider that the Acquisition will provide KWCM a significant presence in Macau's growing tourism, hospitality and gaming industry and presents unique opportunities for growth.

2.3.3 *Our Conclusion*

Based on our analysis of the overview of the Macau tourism and gaming market in section 2.3.1 above, we consider that the outlook of the Macau gaming and tourism market is promising as a result of (i) promising growth in gaming volume and visitors arrival in the last few years in view of the implementation of the Individual Visit Scheme; (ii) the strategic location of Macau and improved infrastructure, making it more easy and convenient for visitors to and from Macau; and (iii) the extended length of stay and purposes of stay as a result of additional hospitality facilities.

Moreover, given Galaxy is one of the three concession holders allowed by the Macau government to operate casinos in Macau, and no additional gaming concessions will be granted by the Macau government until 2009, the limited number of concessions currently will form a high entry barrier to any concession holders who are granted concessions from 2009. Any new entrants granted concessions from 2009 will be competing against existing concession holders who would, by then, already be established and entrenched in Macau. In this connection, we are of the view that the Acquisition will provide KWCM a significant presence in Macau's growing tourism and gaming industry and will offer more promising growth potential to KWCM.

3. Basis of consideration and valuation

3.1 *Basis of consideration*

The Purchase Price is HK$18,405,198,023, which will be satisfied as to:

(i) 80% by the allotment and issue of 1,840,519,798 Consideration KWCM Shares to the Vendors credited as fully paid at HK$8.0 per KWCM Share; and

(ii) 20% by the issue to the Vendors of HK$3,681,039,603 of FRNs, or at the sole discretion of KWCM, by FRNs and/or cash.

The KWCM Directors advised us that the Purchase Price and the Issue Price per Consideration KWCM Share have been arrived at after arm's length negotiations among the parties, with reference to, amongst other things:

(i) the valuation appraised by American Appraisal;

(ii) the historical performance of Galaxy's first city club casino since its opening on 4 July 2004 up till 31 January 2005; and

(iii) the average closing price per KWCM Share of HK$7.95 for the period of five consecutive trading days from 28 February 2005 up to and including the Last Dealing Date.

3.2 *Valuation methodologies*

In assessing the valuation conducted by American Appraisal, we have reviewed and discussed with the management (i) all major assumptions contained in the financial projections prepared by the Galaxy Group; (ii) all major assumptions and methodologies used by American Appraisal in arriving at the valuation of the Galaxy Group, including but not limited to market share of the Galaxy Group, growth rate (i.e. economic growth rate, gaming revenue growth rate and visitors growth rate), capital expenditure and operating expenses. We have reviewed the fairness, reasonableness and completeness of all major assumptions as set out in the valuation and the financial projections. We believed that we have reviewed all material information that is necessary for us in performing the engagement. As discussed in detail below, we consider that all assumptions, bases and inputs used by American Appraisal are consistent with market practice and we are of the view that no major assumption used by American Appraisal is unreasonable and incomplete.

The fair market value of business enterprise of the Galaxy Group was appraised by American Appraisal, an independent valuer, at HK$23,544,000,000. Such value has already taken into account the "lack of marketability" discount, which reflects the fact that there is no ready market for shares in a closely held private company. The Purchase Price of HK$18,405,198,023 represents 80% of the pro-rated valuation provided by the independent valuer for 100% of the Galaxy Group, i.e. 20% discount to American Appraisal's fair value on the business enterprise of the Galaxy Group.

There are three basic approaches for valuing a business, namely cost approach, income approach and market approach. We have discussed with American Appraisal and understand that they have considered all three valuation approaches and have adopted the income approach and the market approach in valuing the Galaxy Group. The cost approach was not used as it is unable to capture future earning potential of the business of the Galaxy Group. The income approach considers the present value of the expected future economic benefits of the underlying assets and business to be acquired whilst the market approach considers market prices paid for similar assets and business. We are of the view that both approaches are appropriate in valuing the Galaxy Group. Neither approach is better than the other as they value assets and business from different perspectives which give the effect of checks and balances. Therefore, we concur with

American Appraisal that, taking the simple average of the value from both approaches is appropriate. We also concur with American Appraisal that the cost approach is not an appropriate valuation methodology in valuing the Galaxy Group's gaming business which is a high growth business. American Appraisal's valuation of the Galaxy Group is arrived at taking the average of the valuations determined using the market approach and the income approach. The business enterprise value of the Galaxy Group under the discounted cashflow ("**DCF**") of the income approach and guideline company method of the market approach (as detailed in paragraph 3.2.2) is HK$21,483,000,000 and HK$25,605,000,000 respectively. The fair value of 100% the Galaxy Group is therefore the average of the value derived from the two methodologies, i.e., HK$23,544,000,000. The benefit of taking the average valuation derived from two methodologies is the diversification of the risk and the application of a broader base of assumptions rather than relying on a single methodology.

3.2.1 *Income approach*

American Appraisal adopted the DCF method, which determines the value of a project through calculation of the present value of all cashflow that is expected to be derived from the project based on a series of forecasts of revenue and cost streams over the operating period. The DCF valuation is derived based on the financial projection of the Galaxy Group by the Galaxy Group's management from current year to 2022. We have reviewed the fairness, reasonableness and completeness of all major assumptions as set out in the financial projection, including gaming and non-gaming income, operating expenses, capital expenditure, depreciation method and assumptions applied in deriving such revenue and expenses. In addition to consider the overall macro assumptions such as market growth rate or visitors growth rate, we have performed analysis as to the Galaxy Group's business operation, such as hotel occupancy rate, room rates, increment of payroll and other expenses, interest expenses and considered that the management's projection is reasonable. We believe that we have reviewed all material information that is necessary for us in performing the engagement.

In valuing the Galaxy Group, we note that only the cashflow streams generated from 2005 to the expiry of the Concession, i.e. June 2022, are captured and no terminal value is taken into account in respect of the gaming business. Given all equipment and appliances in the casinos for gaming services will automatically be transferred to the Macau Government without compensation to Galaxy at the end of the Concession, i.e. June 2022, we are of the view that without taking into consideration the terminal value of the casino is a prudent and reasonable approach.

(i) Bases and assumptions for the valuation

We have discussed with American Appraisal the basis of the assumptions for the valuation, amongst other things, the growth rate of the Macau gaming market, the Galaxy Group's market share, the estimated capital expenditure required for the development of the Galaxy Group gaming business, etc. The principal assumptions and our analysis of the fairness, reasonableness and completeness of the assumptions are set out below.

(a) Growth of Macau gaming market

The annual growth in gaming revenue in Macau is forecast to be strong from 2005 onwards, though the growth rate is expected to gradually slow down. The DCF model of American Appraisal assumes a year-on-year growth in gaming revenue in 2005 to be 25%, the growth rate is assumed to gradually slow down over the years to 11% in 2010, and at a decreasing rate of 1% per annum thereafter. By 2016, the market growth rate will reach a constant growth of 5% till end of the concession. The forecast CAGR for 2005 to 2010 is 15.5%.

In considering whether the assumption on the Macau gaming market growth is reasonable, we have (i) considered the historical growth pattern of the Macau gaming market; (ii) conducted research on the gaming industry in Macau, and made comparison with the gaming market development in Las Vegas and Atlantic City, being the largest and the third largest gaming markets in the world in terms of gaming revenue; (iii) discussed with the management and American Appraisal the possible risks or factors that may negate or qualify the growth rate and assumptions as set out in the valuation, including possible competition from other South East Asian markets, the recruitment of promoters, the economic environment and hence the growth rate of visitors as anticipated. Such risks have been individually identified and have been considered and reflected in each individual assumption as per the financial valuation prepared by American Appraisal.

According to the gaming statistics recently announced by Macau DICJ, the gaming revenue in 2004 was MOP40.2 billion (equivalent to approximately HK$39.0 billion), representing an approximately 44.3% increment from 2003.

We have compared the growth in gaming revenue in Macau with that in the Las Vegas Strip and the Atlantic City from 2001 to 2004. As illustrated in the graph below, the gaming market growth in Macau is substantially higher than that in the Las Vegas Strip and the Atlantic City, in particular, Macau has overtaken the Atlantic City to be the second largest gaming market in the world in 2004. The CAGR for 2001–2004 in the gaming revenue in Macau is 30.3% versus 4.3% and 3.8% in Las Vegas and the Atlantic City, respectively.

Gaming revenue (HK$ bn) for 2001–2004 for Macau, the Atlantic City and the Las Vegas Strip



Gaming revenue (HK$bn)
45
40
35
30
25
20
15
01-04 CAGR: 4.3%
01-04 CAGR: 3.8%
01-04 CAGR: 30.3%
2001
2002
2003
2004
Macau
Atlantic City
Las Vegas Strip

Source: Nevada Gaming Control Board, New Jersey Casino Control Commission, Macau DICJ

We anticipate that the growth rate in the Macau gaming market will continue to surpass that of Las Vegas and the Atlantic City in the next few years because (i) the Macau gaming market is in its growth stage following the liberalisation of the gaming industry; (ii) of the opening of new gaming facilities; and (iii) of the enormous growth potential in the untapped mass market, which currently accounts for less than 30% of total gaming revenue in Macau. In addition, we note that the growth rate assumption from 2005 to 2010 in the DCF model is in line with the estimates by the equity analysts of various equity research houses. We consider that research reports serve as a basis in assessing whether the management's anticipation in the growth rate of the overall gaming market in Macau is reasonable. In order to assess the fairness, reasonableness and completeness of such assumptions, in addition to the discussion with the management as to their reasons and estimation, we have cross-checked the same with the objective market consensus in order to ensure that such estimate is within the range of market consensus as derived from market professionals. We are of the view that market research reports serve as a good basis in reflecting views of market practitioners in the industry.

Taking into account that (i) the historical CAGR in the Macau gaming revenue for 2001–2004 was 30.3%; and (ii) our review of the industry reports on the forecast of gaming outlook in Macau and the forecast growth rate assumed in the DCF model is in line with the forecasts made by equity analysts, we are of the view that the forecast growth rate from 2005–2010 with a CAGR of 15.5% is reasonable.

In considering whether a constant growth of 5% is reasonable, we have also reviewed the long term growth in the gaming market in the Las Vegas Strip, a mature gaming market which is well-developed with a history of operating casinos for a century. Based on the gaming statistics available at the Nevada Gaming Control Board, the gaming revenue had a CAGR of 5.1% for 1996–2004. The gaming revenue grew substantially by 17.8% in 1999 and 12.0% in 2004 when there were new gaming facilities opened, indicating that even the well-developed Las Vegas gaming market still maintained a steady growth rate over a long period of time and was able to grow even at a higher rate in the years when new gaming facilities were introduced, i.e. several mega gaming resorts were opened or enhanced in 1999, such as Mirage, MGM, Bellagio, Paris Las Vegas, The Venetian, Casear's Palace and Mandalay Bay. In addition, there were expansions of Fashion Show Mall and new gaming facilities at Mandalay Bay, Casear's Palace, The Venetian and Bellagio in 2004. As such we consider that a growth rate of 5% from 2016 to 2022, being end of the Concession period, is fair and reasonable.

(b) the Galaxy Group's overall market share

The DCF model assumes that the Galaxy Group would attain an overall gaming market share of approximately 14% (a market share of 17.8% for the VIP market and of 2.9% for the non-VIP market) in 2005. With the scheduled opening of the Galaxy StarWorld and Galaxy Cotai Mega Resort in 2006 and 2008 respectively, the market share for the VIP and non-VIP market is assumed to increase gradually to 35% and 14% respectively by 2010. By then the Galaxy Group is expected to reach a mature state.

VIP Market

VIP market is broadly defined as providing VIP customers with gaming tables dedicated to special gaming and is conducted in private or semi-private rooms, typically involves high-stakes wagers. We have discussed with the management of the Galaxy Group and understand that substantially all Galaxy Casino at Waldo Hotel's VIP customers are recruited by VIP promoters, which is in line with the market practice. Most VIP customers in Macau rely on these promoters and their agents to make travel and other arrangement for them to play at a particular casino.

According to the Macau DICJ, approximately 72% of the total gaming revenues were generated from VIP baccarat table games in 2004. The VIP market is the major revenue contributor in early years of the forecast period, and is expected to contribute approximately 94% of gaming revenue in 2005. The VIP to non-VIP ratio will come down to roughly 80:20 with the opening of Galaxy Cotai Mega Resort in 2008.

Based on the net gaming win of approximately HK$2,995 million generated from Galaxy Casino at Waldo Hotel during the six months from the commencement of business on 4 July 2004 to 31 December 2004, Galaxy

Casino at Waldo Hotel achieved an overall market share of approximately 14% in terms of gaming revenue with less than 6% of the total gaming tables in operation in Macau. The KWCM Directors and the management of Galaxy advised us that Galaxy has recently converted three non-VIP tables to VIP tables as a result of increasing demand for VIP customers and Galaxy plans to convert six more non-VIP tables to VIP tables in the third quarter of 2005. For the two months ended 28 February 2005, the Galaxy Group achieved a market share of 9.3% of the overall Macau gaming market (both VIP and non-VIP market). We have discussed with the management of Galaxy the decrease in the overall market share of the Galaxy Group for the first two months of 2005 compared to the second half of 2004. The management of Galaxy explained that the overall market share decreased during the first two months of 2005 was the result of the Chinese New Year holiday, which is considered to be "low season" in the VIP market as most of the VIP customers, mainly PRC visitors, have the tradition of staying home to celebrate the festive season. Despite the fact that the market share in the first two months of 9.3% was below the full year target market share of 14% in 2005, which was assumed in the financial projections, the management of Galaxy expects the gaming revenue will increase in the remaining part of the year 2005 and that the 14% market share will be achieved. Given (i) Galaxy achieved 14% market share in the second half of 2004 since inception of business; and (ii) the planned increase in the number of VIP promoters in latter part of the year (the management of Galaxy advised us that Galaxy has endorsed the promoter applications for 16 promoters with the Macau DICJ. The management of Galaxy expects the first batch of the licensing process to be completed shortly. With the expected joining of the 16 promoters, each of which in turn has its own network of collaborators and patrons, Galaxy's market share in the second half of 2005 is expected to increase), we concur with the management of Galaxy that the revenue will increase in the latter part of the year and consider the assumption on the market share of Galaxy of 14% in 2005 to be fair and reasonable.

The VIP customers in Macau are mostly recruited by VIP promoters. Promoters in Macau are regulated and must be licensed by the Macau government. The registration of promoters requires the authorisation of the Macau government, through Macau DICJ. In order to obtain a licence, the applicant must submit to a suitability verification process conducted by Macau DICJ. Galaxy has currently engaged 3 promoters to solicit VIP customers for the 43 VIP tables. The U.S. based competitors of the Galaxy Group such as Las Vegas Sands, Wynn and MGM Mirage must comply with gaming regulations in the west (such as the Nevada and Mississippi gaming regulations) in addition to the Macau gaming regulations. We understand from the management of the Galaxy Group the requirements to comply with the relevant gaming regulations in the U.S. makes the U.S. based operators choose not to use extensively the services of VIP promoters in Macau, providing Galaxy and SJM with a competitive advantage in attracting VIP play.

As such, management of the Galaxy Group is of the view that the competition in the VIP market mainly comes from SJM, which has been operating the VIP business model in Macau for over 25 years.

We have compared the net profit margin and average daily revenue per table for the Galaxy Casino at Waldo Hotel and Sands Macau Casino as follows:

For the year ended 31 December 2004	**Galaxy Group**	**Sands Macau** *(Note 1)*
	HK$Mn	*HK$Mn*
Revenue	2,995	3,096
Net profit	73	909
Net profit margin	2.4%	29.4%
	HK$'000	*HK$'000*
Average daily revenue per table in 2004	263	39
Commencement of operation	4-Jul-04	18-May-04
No. of tables	63	348

Note:

1. Revenue includes gaming and non-gaming revenue. Revenue and net profit were extracted from accounts of Venetian Macau, S.A. for the year ended 31 December 2004.

For the year ended 31 December 2004 with a similar operating period, the Galaxy Group generated revenue of approximately HK$2,995 million with 63 gaming tables whilst Sands Macau Casino generated HK$3,096 million with about 348 tables. The average daily revenue per table for the Galaxy Group is far above the average daily revenue per table in the Sands Macau Casino, which was probably due to Sands Macau Casino's focus on the mass market as compared to Galaxy Casino at Waldo Hotel's focus on the VIP market with high stakes wagers. Having said that, we note that in Macau, the industry history shows that the profit margin of the VIP market is much lower than that of mass market as further explained below.

On the assumption that there will be no material relaxation in the relevant U.S. gaming regulations which deter Macau promoters, the Galaxy Group will, in our opinion, maintain its competitive advantage in operating the VIP market with its promoters, and we consider that it is fair to assume that the Galaxy Group will maintain a 35% market share in the VIP market in the long-run with SJM dominating the VIP market. We are of the view that such assumption is fair and reasonable. We have discussed with, and understand from, the management of the Galaxy Group that U.S. gaming operators have to comply

with stringent compliance and filing procedures with U.S. regulatory authorities in order to recruit promoters who can extend credits to their customers. We have researched on the gaming regulations in the U.S. and note that certain Nevada gaming regulations also apply to the U.S. based operators in jurisdictions outside the state of Nevada. In this context, given that SJM is at present the only real competitor in the VIP market, and even if it continues to dominate the market with a market share of 65%, we are of the view that the assumption that the Galaxy Group will reach a market share of 35% in the VIP market in 2010 is reasonable. We have further performed a sensitivity analysis taking into account a higher market share for SJM due to its long-established presence and greater experience in the industry, and other unforeseeable risks from other competitors, in which we have assumed a discount of approximately 30% on the market share in both VIP and non-VIP market, the result of which showed that the valuation under the DCF model was still above the Purchase Price. Therefore, we are of the view that the various risks such as inability to maintain a harmonious relationship with the promoters and the recruitment of new promoters which will affect the assumptions have been considered and taken into account in the valuation. In this connection, we are of the view that the market share assumptions are fair and reasonable.

Non-VIP/Mass market

For the non-VIP market or mass market, it is the Galaxy Group's strategy to enter the market with the opening of Galaxy StarWorld and Galaxy Cotai Mega Resort in 2006 and 2008 respectively. As noted from the Letter from the KWCM Directors, these two hotels will provide not only gaming facilities, but also other entertainment and leisure facilities to attract the mass market tourists in building up the Galaxy Group's market share in the non-VIP market. With the Galaxy Group's expertise in the Asian gaming market, it targets a 14% of share in the mass market by 2010. Given that both hotels are to be strategically located in the central and one of the most convenient spots in the peninsular of Macau and Cotai respectively, and are designed with attractions for the mass market tourists, we are of the view that the assumption in reaching a 14% market share in the non-VIP market in 2010, which assumes a lower market share than if all other five operators share the mass market equally, is fair and reasonable.

The Macau government's decision to break the gaming market monopoly led to the issue of three gaming concessions in February 2002 to three operators, namely SJM, Wynn Resorts (Macau) S.A., and Galaxy. As approved by the Macau government, a sub-concession was granted by Galaxy to Venetian Macau, S.A., the parent company of the Sands Macau Casino. SJM has recently granted a gaming sub-concession to a joint venture by MGM Mirage and Ms. Pansy Ho, daughter of Dr. Stanley Ho, managing director of SJM. Taking into account the sub-concessions of Las Vegas Sands and MGM Mirage (and assuming that Wynn Resorts (Macau) S.A. will grant a sub-concession to another party), there are effectively six operators competing in

the mass market. We consider the Galaxy Group's assumption to obtain a 14% market share in the mass market is fair and reasonable, which is one-seventh of the total market.

(c) Direct gaming expenses including gaming tax

Galaxy is subject to a special gaming tax rate of 35% of gross gaming revenues, and levies at 4% of gross gaming revenue to entities designated by Macau government for promoting education, charity and tourism promotion. Non-gaming revenue of the Galaxy Group is subject to 15% income tax, and tax loss can be carried forward for a period of three years. The major portion of direct gaming expense includes gaming tax and commission, which altogether accounts for approximately 80% of gaming revenue. This explains the much lower profit margin of the Galaxy Group as compared to Sands Macau Casino which currently focuses mainly on their higher margin mass-market and does not engage Macau promoters. The assumption on commission and allowances paid to promoters is based on Galaxy's current arrangement with the promoters which is in accordance with the longstanding industry practice in Macau.

As advised by the Galaxy Group's management, Galaxy has formed strong relationships with several promoters who are interested in the opportunity to develop their gaming business in a new casino under different management. The Galaxy Group believes it has successfully recruited some of the top promoters in Macau and that the supply of promoters in Macau will increase as more promoters are licensed as the Macau gaming industry develops. The Galaxy Group does not envisage a material change in the current arrangement with promoters which has been operated in Macau for over 30 years, in particular, given that the number of promoters will increase and the limited number of gaming operators in the market, the gaming operators are unlikely to alter the commission to compete for promoters. We consider the assumption on direct expenses, which accounts for approximately 80% of gaming revenue, is in accordance with the industry practice and is fair and reasonable.

(d) Capital expenditure ("**CAPEX**")

As set out in the Circular, the Galaxy Group's CAPEX budget (excluding finance costs) for the Casino Projects for 2005 to 2009 is approximately HK$5,743 million, and we note that the DCF model has taken into account CAPEX of HK$5,743 million. In addition to the CAPEX, the DCF model has factored in a capital reserve of approximately HK$5.5 billion for future repair and maintenance of the casino properties. Given that (i) the CAPEX budget has taken into account land value and construction costs; (ii) it is in line with Galaxy's commitment to the Macau government in terms of investment; (iii) the management of Galaxy are of the view that the amount is appropriate to the scale and scope of the development of the Casino Projects; we are of the view

that the amount of HK$5,743 million for the CAPEX of the Casino Projects is appropriate given that it is above the investment obligation of approximately MOP4,400 million (approximately HK$4,272 million) under the Concession, and (iv) the capital reserve, which represents approximately 1.1 times the CAPEX budget (excluding land cost) as set out in the Circular, we consider the assumption on CAPEX is fair and reasonable.

(e) Change in working capital

In the financial projection of the Galaxy Group, revenue earned and expenses incurred are assumed to be received and paid in the same period, irrespective of the payment terms of the revenue and expenses. As such there will be no change in the working capital position from the position as at 31 December 2004.

However, in practice, the management of KWCM and Galaxy expects the current liabilities will be higher than the current assets and that the working capital requirement will be negative as the gaming business is a cash business. This is also the case for the financial position of Galaxy as at 31 December 2004. It is because most of the gaming revenue is received as being earned (as there is only cash play) while credit terms are offered for the expense items. This is generally consistent with the characteristics of Comparable Companies (defined in section 3.2.2) of having negative working capital requirement based on our review of the latest published accounts of the Comparable Companies.

The negative working capital requirement of the Galaxy Group represents cash inflow to the business. If this is to be adjusted in the DCF calculation, the cash inflow from working capital should be added to the free cash flow of the Galaxy Group which will increase the valuation of the Galaxy Group. We concur with American Appraisal that the change in working capital (negative working capital requirement) should not be included in the DCF valuation of the Galaxy Group for conservation sake and we consider that the non-inclusion of the change in working capital in the DCF is fair and reasonable.

(f) Discount rate

A discount rate of 10% was used in the DCF model to discount the net cash flows of the Galaxy Group to present value. The discount rate was determined taking into account the relevant risks pertinent to the gaming operations in Macau. We have considered the discount rates of the Comparable Companies and the specific risks facing the Galaxy Group, we are of the view that the use of 10% discount rate taking into account the sensitivity analysis is fair and reasonable.

3.2.2 *Market approach*

American Appraisal has adopted the guideline company method which analysed a list of comparable companies which are engaged in the same or a similar line of business to the Galaxy Group. Five publicly traded companies which are engaged in the gaming industry in the U.S. and Macau are selected ("**Comparable Companies**"). We have discussed with American Appraisal and noted that the selection of the Comparable Companies was based on (i) the company size, with market capitalization of approximately USD8 billion to USD16 billion; (ii) geographic location; and (iii) similarity of business of the listed entity. We consider that the basis in selecting the Comparable Companies is reasonable.

We consider comparison to trading multiples of the Comparable Companies, which is based on historical performance, is not an appropriate methodology for valuing the Galaxy Group as the growth potential of the gaming business is not reflected in the historical results of the Galaxy Group, which is (i) in the early stage of development; (ii) the Galaxy Casino at Waldo Hotel has just commenced business for a short period of time since July 2004; and (iii) the Galaxy StarWorld and the Galaxy Cotai Mega Resort is scheduled to open in 2006 and 2008 respectively.

The calculations and analysis were based on the enterprise value ("**EV**") and projected operating cash flows before change in working capital for the year of 2009. EV is defined as market capitalisation plus net debt. The projected operating cash flow before change in working capital structure is regarded by the management of KWCM as earnings before interest, tax, depreciation and amortisation ("**EBITDA**"). Based on our discussion, with American Appraisal, the management of KWCM and Galaxy, the projected cash flow before change in working capital for the year of 2009 was estimated on the assumption that revenue earned was received and expenses incurred were paid in the same period. Under this assumption, there are no changes in account payables, account receivables, prepayments, etc from the position as at 31 December 2004 and as such there is no change in working capital during 2005 to 2009. In fact, the assumption of non-inclusion of the change in working capital does not affect the estimate of the EBITDA in which revenues and expenses are, in any event, recognised, and irrespective of when the respective actual cash payment takes place. As revenue earned are assumed to be received and the expenses incurred to generate the revenue are assumed to be paid in the same period to which they relate, we consider the projected operating cash flows before change in working capital for the year of 2009 is a good proxy to the 2009 EBITDA and the assumption of revenue earned was received and expenses incurred were paid in the same period and the non-inclusion of the change in working capital are fair and reasonable for the purpose of estimating the EBITDA proxy.

This "EBITDA multiple" is one of the commonly used methods to determine the value of a company, which is appropriate when it is used from a potential acquirer's perspective because it takes debt into account, an item which other multiples like the price to earnings ratio do not include. We are of the view that the EV/EBITDA multiple is a commonly used and appropriate valuation benchmark for gaming business. In particular, we consider that the use of EV/EBITDA multiple as a valuation benchmark

is more appropriate in comparison with other valuation multiples such as the price to earnings ratio for the Acquisition since it is less distorted by the different capital structures, capital expenditure requirements, taxation regimes and policy on depreciation and amortisation amongst the Comparable Companies in the U.S. and Macau.

As mentioned above, we consider the use of projected cash flow before interest and tax as a proxy to EBITDA is appropriate, hence we consider the use of such 2009 EBITDA on a comparable basis with the EBITDA of the Comparable Companies is appropriate. In calculating the EV/EBITDA of the Comparable Companies, American Appraisal has employed the 2009 EBITDA. The 2009 EBITDA is used as the Galaxy Group will only become fully operational for a full financial year upon the completion of the Phase I Galaxy Cotai Mega Resort by 2008.

In arriving at the 2009 EBITDA, American Appraisal first considered the 2004-2006 EBITDA of the Comparable Companies forecasted by equity analysts, and then estimated the 2009 EBITDA by extrapolating from the 2006 EBITDA (being the market consensus on the 2006 EBITDA extracted from Bloomberg on 30 December 2004), considering the year-on-year growth in EBITDA and the projected CAGR of the respective Comparable Companies. We have discussed with American Appraisal and understand that in determining the CAGR of the respective Comparable Companies, they have taken into account (i) respective stages of growth of the underlying companies, whether it has steady growth or is in an expansion mode; and (ii) the market consensus projected CAGR of the respective Comparable Companies from 2003 to 2006 (calculated based on actual growth in 2003 and 2004 and the equity analysts' estimate growth in 2005 and 2006). We have reviewed the individual CAGR extrapolated by American Appraisal for each of the Comparable Companies from 2006 to 2009, and considered that (i) they are in line or below their respective CAGR from 2003 to 2006 as estimated by other equity analysts in the market; and (ii) they are also in line with or below their respective projected CAGR from 2003 to 2009, based on the EBITDA as estimated by other equity analysts in the market, we are of the view that the estimates of 2009 EBITDA arrived at by American Appraisal is fair and reasonable. Based on American Appraisal's calculation, the average EV/EBITDA of the Comparable Companies of 10.8 times is used for valuing the Galaxy Group. We have checked the 2004-2006 EBITDA of the Comparable Companies from Bloomberg and noted that there is no material change in the current market consensus on 2004-2006 EBITDA from that in December 2004.

The present value of the capital expenditure was subtracted from the business enterprises value devised by the above industry average of EV/EBITDA to arrive at the valuation of the Galaxy Group.

3.2.3 *PwC Letter*

We have reviewed the letter issued by PwC to KWCM (the "**PwC Letter**") in relation to its opinion on the DCF of Galaxy during its gaming concession period in Macau from 2005 to June 2022 and the 2009 EBITDA extracted from the DCF used in the valuation of the Galaxy Group prepared by American Appraisal. We have discussed it with PwC and understand that the PwC Letter was prepared in accordance with the Hong Kong

Standard on Assurance Engagements No.3000 with reference to the procedures set out in the Auditing Guidelines 3.341 "Accountants' report on profit forecast" ("**AG 3.341**") issued by the Hong Kong Institute of Certified Public Accountants, solely to assist the KWCM Directors in evaluating whether the DCF and the 2009 EBITDA used in the guideline companies valuation, so far as the calculations are concerned, have been properly compiled in accordance with the bases and assumptions made by the KWCM Directors and the management of Galaxy.

The PwC Letter was prepared with certain limitations of scope that have led to PwC being unable to evaluate on the appropriateness of the following bases and assumptions. As the limitations of scope of work might adversely impact on the degree of assurance given by PwC, we have not relied on the opinion in the PwC Letter. We have performed our own analysis and research as set out in this letter in arriving at our opinion. Nevertheless, we have summarised below our view on the each of the bases and assumptions qualified in the PwC Letter and the basis of our opinion.

Bases and assumptions that PwC is unable to evaluate	**Our view on the relevant assumptions**
1. Market conditions of the gaming industry in Macau over a period of 17 years up to 2022 as stated in the valuation report	Our study on the Macau gaming industry is set out in section "**2.3.1 Macro reasons — Overview of the Macau tourism and gaming market**". We are of the view that the market conditions, i.e. the growth rate of the Macau gaming market during the concession period assumed in the DCF and the 2009 EBITDA is fair and reasonable and our basis is set out in section "**3.2.1 (i) (a) Growth of Macau gaming market**" of this letter.
2. Market position of Galaxy in Macau over a period of 17 years up to 2022 as stated in the valuation report	Our study on the market conditions of Galaxy is set out in section "**2.1 Business and historical financial performance of the Galaxy Group**" and section "**2.3.2 Micro reason — The position of Galaxy**". We are of the view that the market conditions of Galaxy which is interpreted by Galaxy's market share during the concession period assumed in the DCF and the 2009 EBITDA is fair and reasonable and our basis is set out in section "**3.2.1 (i) (b) the Galaxy Group's overall market share**" of this letter.

Bases and assumptions that PwC is unable to evaluate	Our view on the relevant assumptions
3. Cost structure of the gaming and non-gaming operations over a period of 17 years up to 2022 as stated in the valuation report	Based on our analysis in section "**3.2.1 (i) (c) Direct gaming expenses including gaming tax**" of this letter, we are of the view that the cost structure of the gaming and non-gaming operations assumed in the DCF and the 2009 EBITDA is fair and reasonable.
4. Obtaining of sufficient finance for the capital expenditure stated in the valuation report	The KWCM Directors advised us that the management of Galaxy intends to finance the estimated capital expenditure stated in the valuation through a combination of debt financing, equity financing and internal cashflows. The management of KWCM and Galaxy are in discussion with various banks and are actively reviewing financing proposals including project finance and debt securities. As revealed from recent market news, it is common for the gaming operators to raise external debts to finance their expansion plan. For instance, Wynn Resorts (Macau), S.A. successfully raised two tranches of project finances amounting to US$382,000,000 and HK$117,000,000 respectively in the second half of 2004. The transactions received strong market responses and were jointly syndicated by 12 banks. We are of the view that there still remains a risk that Galaxy cannot generate enough cash or find alternative sources of funding to satisfy the capital expenditure required for the Casino Projects. We have highlighted to the KWCM Independent Shareholders' attention such risk in section 8 of our letter. Please refer to Appendix I the "Risk Factors" section to the Circular for more details. We consider the above risk does not affect our view as to the fairness, completeness and reasonableness of the assumption used by American Appraisal.

Bases and assumptions that PwC is unable to evaluate	Our view on the relevant assumptions
5. The cash inflow or outflow from the change in working capital is not included in the DCF and the 2009 EBITDA.	Based on our analysis in section "**3.2.1 (i) (e) Change in working capital**" and section "**3.2.2 Market approach**" of this letter, we are of the view that the non-inclusion of the change in working capital in the DCF and the 2009 EBITDA is fair and reasonable.
6. Applying a discount rate of 10% used to derive the net cash flows of Galaxy during its gaming concession period in Macau from 2005 to 2022	Based on our analysis in section "**3.2.1 (i) (f) Discount rate**" of this letter, we are of the view that the assumption of a discount rate of 10% is fair and reasonable.

3.3 *Payment of the Purchase Price*

A substantial portion (being 80%) of the Purchase Price, i.e. HK$14,724,158,420, will be satisfied by the issue of Consideration KWCM Shares. Paying for the Acquisition in part by the Consideration Shares enables KWCM to make an acquisition of the high growth potential Macau gaming business, which it could not have afforded if cash consideration had been required. As detailed in paragraph 4.1 below, the issue price of the Consideration KWCM Shares of HK$8.0 (the "**Issue Price**") per share represents a substantial premium to the share price of KWCM Shares of below HK$2.0 prior to the potential injection of Macau gaming business first announced in October 2004.

The Issue Price also represents a substantial premium of (620.72%) to the net assets per KWCM Share of HK$1.11 as at 31 December 2004, which KWCM was then involved in the construction business only. In addition, we believe the market is making an assessment of the potential opportunities arising from the deregulation of the gaming market in Macau, as well as initiatives undertaken by the government of Macau to tourism and infrastructure improvements, which are already well progressed. The Issue Price reflected willing investment decisions based on their judgement of returns and risk perceived.

Having considered the basis of consideration, the valuation methodologies, the underlying assumptions and the form of payment of the Purchase Price (that a substantial portion of the Purchase Price is in non-cash form), we are of the view that the Purchase Price is fair and reasonable, bearing in mind that KWCM will gain control of a potentially high growth gaming business.

4. Forms of consideration

4.1 *Consideration KWCM Shares*

The Purchase Price will be satisfied as to about 80% by the issue of the Consideration KWCM Shares to the Vendors credited as fully paid at HK$8.0 per KWCM Share. City Lion, Dr. Lui and the Trusts have agreed to undertake to the Stock Exchange not to dispose of any KWCM Shares held by them at Completion for a period of six months following Completion. The Issue Price represents:

(i) a discount of approximately 5.88% to the closing price of HK$8.50 per KWCM Share as quoted on the Stock Exchange on 4 March 2005, being the Last Dealing Day;

(ii) a premium of approximately 0.63% to the average closing price of HK$7.95 per KWCM Share for the 5 consecutive trading days up to and including 4 March 2005, being the Last Dealing Day;

(iii) a discount of approximately 0.50% to the average closing price of HK$8.04 per KWCM Share for the 10 consecutive trading days up to and including 4 March 2005, being the Last Dealing Day;

(iv) a premium of approximately 3.23% to the average closing price of HK$7.75 per KWCM Share for the one month up to and including 4 March 2005, being the Last Dealing Day ;

(v) a premium of approximately 25.20% to the average closing price of HK$6.39 per KWCM Share for the three months up to and including 4 March 2005, being the Last Dealing Day;

(vi) a premium of approximately 90.48% to the average closing price of HK$4.20 per KWCM Share for the six months up to and including 4 March 2005, being the Last Dealing Day;

(vii) a premium of approximately 226.53% to the average closing price of HK$2.45 per KWCM Share for the One-year Period;

(viii) a premium of approximately 39.13% to the closing price of HK$5.75 per KWCM Share on the Latest Practicable Date; and

(ix) a premium of approximately 620.72% to the audited consolidated net asset value per KWCM Share of approximately HK$1.11 per KWCM Share as at 31 December 2004.

4.1.1 *Comparison to recent acquisitions*

We have conducted research on recent acquisitions in Hong Kong, where either the acquirer or the target is a Hong Kong listed company, with an announced value of target greater than HK$100 million in the past 12 months from 4 March 2005, in which

consideration shares issued represented a substantial portion of the total consideration for the acquisition. We have identified six transactions and note that the respective issue prices ranged from no discount to approximately 27.9%. The discount of the Issue Price as compared to the closing price of KWCM Share on the Last Dealing Day falls within this range.

Acquirer Name	Announcement Date	Announced total value of the transaction* *(HK$m)*	% of consideration shares to total consideration *(%)*	Issue price discount/ (premium) to latest closing price before announcement *(%)*
LENOVO GROUP LTD	12-Aug-04	1,750	48.0%	0.00%
DENWAY MOTORS LIMITED	04-Jan-05	128	21.0%	1.93%
ORIENTAL METALS	30-Dec-04	2,894	100.0%	3.87%
MEDTECH GROUP COMPANY LTD	20-Jan-05	169	40.0%	15.83%
SHUN TAK HOLDINGS LTD	11-Aug-04	1,500	50.0%	16.00%
VANDA	28-Jan-04	7,121	55.0%	27.90%
The Acquisition	18-Apr-05	18,405	80%	5.88%

Source: Bloomberg

4.1.2 *Analysis of price of the KWCM Shares*

We have reviewed the share price performance of the KWCM Shares for the one-year period from 5 March 2004 up to and including 4 March 2005 (the "**One-year Period**"). The closing price per KWCM Share during the One-Year Period ranged from HK$0.55 to HK$9.35, with an average closing price of HK$2.45.

As shown in the chart below, the KWCM Shares were traded at prices substantially lower than the Issued Price, at below HK$1.2 from March 2004 to September 2004. Since then the KWCM Share price has maintained an upward trend and surged drastically by 6.8 times to the highest price in the One-year Period of HK$9.35 recorded on 6 January 2005. We have looked at the announcements published by KWCM during such period and noticed that on 7 October 2004, KWCM issued a joint announcement with KWIH in which KWCM announced that KWCM was carrying out preliminary conceptual studies relating to the feasibility of injection of certain Macau gaming business into KWIH or KWCM. On 20 January 2005, KWCM issued another joint announcement with KWIH announcing that Macau government's approval had been obtained for the possible injection into KWCM a majority interest in Galaxy.

Share price movement of the Company


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— 27 HK Equity Last Price
— 27 HK Equity Issue Price

The following chart shows the performance of the KWCM Shares against the Hang Seng Index during the One-year Period.

We also examined the price of the KWCM Shares against the Hang Seng Index during the One-year Period to assess its performance relative to the Hang Seng Index. As shown in the below graph, KWCM Shares have out-performed significantly the Hang Seng Index since October 2004 while there was no unusual or material change in the existing business in construction materials. The Issue Price is at a significant premium to the KWCM Share price prior to the announcement dated 14 October 2004 in connection with the potential injection of the Macau gaming business from below HK$2.0 per KWCM Share and at a substantial premium (620.72%) to the net assets per KWCM Share of HK$1.11 as at 31 December 2004. The substantial upsurge of the KWCM Share price in recent months, in our opinion, indicates market anticipation of the injection of the Macau gaming business which led to the substantial increase in the share price of KWCM Shares, in other words, the share price of KWCM, no longer reflects its stand alone value following the corporate announcement on the potential injection of the gaming business. Given the KWCM Consideration KWCM Shares due to be allotted at a price that is at a premium for most of the period as set out in section 4.1 of this letter, from this perspective, we are of the view that the Issue Price of HK$8.0 is in fact favourable to KWCM and the KWCM Independent Shareholders.

KWCM Share performance relative to Hang Seng Index


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K Wah Construct
Hang Seng Index

Source: Bloomberg

4.1.3 *Net tangible assets*

We have also compared the Issue Price to the audited consolidated net tangible asset value per KWCM Share and the unaudited proforma consolidated net tangible asset value per KWCM Share immediately after the Acquisition. We note that the audited consolidated net asset value per KWCM Share and the unaudited proforma consolidated net asset value per KWCM Share immediately after the Acquisition are approximately HK$1.11 and HK$5.15 respectively. Hence, the Issue Price represent a premium of approximately 620.7% to the audited consolidated net asset value per KWCM Share and a premium of approximately 55.4% to the unaudited proforma consolidated net asset value per KWCM Share immediately after the Acquisition. The issue of Consideration KWCM Shares will enhance the net asset value per KWCM Share immediately after the Acquisition.

Based on our (i) analysis of the basis of consideration for the Acquisition; (ii) analysis of the price performance of the KWCM Shares; (iii) comparison performed on the issue price of consideration shares in public acquisition transactions in Hong Kong in the past 12 months; and (iv) comparison of the Issue Price to the net asset value per KWCM Share, we are of the view that, taking into consideration the Acquisition as a whole, the Issue Price is fair and reasonable.

4.2 ***Cash and/or FRNs***

The Purchase Price will be satisfied as to about 20% by the issue to the Vendors of HK$3,681,039,603 FRNs, or at the sole discretion of KWCM, FRNs and/or cash.

The terms of the FRNs are summarised in Appendix XV to the Circular. The principal terms of the FRNs include:

Repayment:	13 months after the date of issue of the FRNs unless previously redeemed
Status:	unsecured, rank pari passu with all other present and future unsecured and unsubordinated obligations of KWCM
Interest:	1st month 0% p.a. 2nd–4th month 6% p.a. 5th–7th month 7% p.a. 8th–10th month 8% p.a. 11th–13th month 9% p.a. Interest accrued shall be payable in arrears on the last day of each monthly interest period. No dividends may be declared by KWCM as long as the FRNs are outstanding.
Redemption:	KWCM may redeem the FRNs at face value plus interest accrued and unpaid at any time on giving 3 business days' irrevocable prior written notice. All net proceeds from equity related fund raising by KWCM or a related entity (but this shall not include the issue of shares under a share option scheme or an obligation existing at the date hereof) will be first applied to redeem the FRNs. No dividend can be declared and/or paid by KWCM before the FRNs are fully redeemed. KWCM cannot make any loan or other non-trade payment to any related company or person before the FRNs are fully redeemed other than loans or payments in the ordinary and usual course of business of the KWCM Group and/or the Galaxy Group.

The FRNs are a bridge loan by the Vendors to finance partly the Purchase Price. The FRNs are unsecured with an accelerating interest rate, which encourages early redemption of the FRNs. The interest rate per annum of the FRN for the first 12 months is approximately 6.8%. As extracted in Bloomberg, we have selected 19 existing bonds, which (i) were issued by the Comparable Companies since 1999; and (ii) have a tenor between five to eight years. We note that the yield to maturity of all bonds issued by the Comparable Companies range from 6% to 12% per annum.

The interest rate per annum of the FRN for the first 12 months of approximately 6.8% is within the range of the bonds issue above. Given (i) the FRN is non-tradable; (ii) short term tenor; (iii) no parental or corporate guarantee; and (iv) taking into account that

the FRNs are, in effect, a bridge loan and an acquisition financing (which usually commands a higher margin with an upfront arrangement fee), we are of the view that the average interest rate of 6.8% for the first 12 months for the FRN is fair and reasonable. Notwithstanding the accelerating interest rate, an all-inclusive interest rate (with no upfront arrangement fee payment) of approximately 6.8% is considered to be beneficial to KWCM in that if KWCM redeems the FRN prior to the maturity date, the actual interest rate per annum will be lower than 6.8%.

KWCM announced on 21 April 2005 a placement of 146 million KWCM Shares with investors at a price of HK$8.0 per KWCM Share. The KWCM Shares were placed by Sutimar Enterprises Ltd, a wholly owned subsidiary of KWIH. Upon completion of the placement, KWIH subscribed for 146 million new shares in KWCM at the price of HK$8.0 per KWCM Share. Net proceeds from the placement of approximately HK$1,137 million are intended to be used to fund obligations of KWCM under the Acquisition. As confirmed by KWCM Directors, the net proceeds will be applied against payment of the 20% Purchase Price. The 20% Purchase Price of HK$3,681 million will be satisfied by the issue to the Vendors of FRNs of HK$2,544 million and cash of HK$1,137 million from the net proceeds of the placement. Interest on the FRN of HK$2,544 million (assuming no redemption prior to the end of the 13 months) is estimated to be HK$191 million for the term of the 13 months. The KWCM Directors consider that the combined cashflows of KWCM Group and the Galaxy Group will be sufficient to service the interest payment and the principal redemption at maturity.

Having considered the above, given that (i) the Issue Price of the Consideration KWCM Shares is fair and reasonable; and (ii) we concur with the view of the KWCM Directors that there will be sufficient funds to service the interest payment and the principal redemption of the FRNs, we are of the view that the overall payment of the Purchase Price is fair and reasonable.

5. Financial impact of the Acquisition

We have reviewed the unaudited pro forma financial statement of the Enlarged KWCM Group as at 31 December 2004 prepared under HKFRS as set out in Appendix VI to the Circular and analysed the financial impact of the Acquisition on KWCM in the following.

5.1 *Net asset value*

The unaudited pro forma consolidated net assets statement of the Enlarged KWCM Group was prepared based on the consolidated balance sheet of the KWCM Group as at 31 December 2004 assuming the Acquisition had been completed as at 31 December 2004. The unaudited pro forma net assets of the Enlarged KWCM Group as at 31 December 2004 were approximately HK$16,151 million, representing an increase of HK$14,705 million over the net asset value of KWCM Group as at 31 December 2004 of HK$1,446 million mainly due to the pro forma adjustments for the net assets of the Galaxy Group as at 31 December 2004, as adjusted by the reorganisation of its issued share capital on 3 February 2005, the minority interest not acquired by KWCM and the fair values of all the identifiable assets and liabilities (including intangible assets and

contingent liabilities). Details of the pro forma adjustments are set out in the unaudited pro forma financial information on the Enlarged KWCM Group in Appendix VI to the Circular.

The unaudited pro forma net assets value per KWCM Share as at 31 December 2004 was HK$5.15 based on pro forma net assets of the Enlarged KWCM Group of HK$16,151 million and enlarged issued number of shares of 3,136,995,361 on a pro forma basis, a 364% increase over the net asset value per share immediately before Completion of HK$1.11.

5.2 *Earnings*

The unaudited pro forma consolidated profit and loss statement of the Enlarged KWCM Group was prepared based on the consolidated profit and loss statement of KWCM Group for the year ended 31 December 2004 assuming that the Acquisition had been completed on 1 January 2004. The revenue and net profit of KWCM Group for the year ended 31 December 2004 was HK$1,299 million and HK$33 million respectively. The Acquisition will enlarge the revenue and profit base of KWCM Group. The unaudited pro forma revenue and net loss of the Enlarged KWCM Group would be HK$1,423 million and HK$955 million respectively.

The net loss was mainly attributable to the adjustment for the full year effect of the amortisation of approximately HK$888 million of the acquired intangible assets over the estimated useful live. The intangible asset represents mainly the right to operate the casino in Macau. As set out in the unaudited pro forma financial information of the Enlarged KWCM Group, the fair value of the Consideration KWCM Shares for accounting purposes and the fair values of the identifiable assets and liabilities of the Galaxy Group will be reassessed at the Completion date and any changes in their fair values will affect the value of intangible asset and the amount of amortisation charge. The difference between the cost of the Acquisition and the net attributable fair value of the identifiable assets and liabilities so recognised will be accounted for as goodwill, or negative goodwill, as the case may be. As a result, the magnitude of the goodwill, or negative goodwill (as the case may be) will, be subject to the share price of the KWCM Shares at the Completion date, be recognised in KWCM Group's profit and loss statement. We are of the view that the standalone effect of this amortisation of intangible assets is negative to the earnings of the Enlarged KWCM Group because under the Hong Kong law, as KWCM is permitted to declare dividends only out of distributable profits and cannot make any distribution by way of dividend for so long as it has accumulated losses. Accordingly, depending on the size of any goodwill after the Acquisition, KWCM may be unable to distribute any profit by way of dividend, unless and until it has either effected a capital reduction with court sanction to offset the accumulated losses or earned in subsequent years profit sufficient to offset such impact.

5.3 *Gearing*

As set out in paragraph 2.2 (b) above, KWCM Group had a gearing ratio of 6.6% as at 31 December 2004. Based on the pro forma accounts of the Enlarged KWCM Group the gearing ratio would increase to 12.53% with the inclusion of the borrowings of the Galaxy Group and the FRNs.

As set out in the Circular, the estimated CAPEX for 2005-2009 of the Galaxy Group of approximately HK$5,743 million will be financed through a combination of debt financing, equity financing and internal cashflows. As set out in paragraph 4.2 above, KWCM announced on 21 April 2005 that new equity of 146 million shares with net proceeds of approximately HK$1,137 million would be issued via top up placement. The KWCM Directors further advised us that the shares were subscribed by leading investors in Asia, the U.S. and Europe, including pension funds and gaming specialists. Management of KWCM considers that there is no need in the near term for further capital raising through the equity market. KWCM and the Galaxy Group are actively reviewing financing proposals they have received for other forms of financing, including project finance and debt securities.

As Galaxy will become a subsidiary of KWCM upon completion of the Acquisition, KWCM will consolidate all borrowings (except the intra-KWCM Group borrowings) of the Galaxy Group in its consolidated accounts. Assuming the estimated CAPEX will be 100% financed by external borrowings, the gearing ratio of the Enlarged KWCM Group would be increased to 30.38%. We have compared the gearing ratio as at 31 December 2004 with the following companies, which are selected on the basis that (i) they are in the gaming business; (ii) they operate in a similar business and capital environment.

Companies	**Bloomberg code**	**Gearing ratio**
Las Vegas Sands	LVS US	13.75%
MGM Mirage	MGM US	45.20%
Caesars Entertainment	CZR US	40.14%
Wynn Resorts	WYNN US	37.75%
Melco International Development	200 HK	−13.36%
Average		24.69%
Average (excluding Melco International Development)		34.21
The Enlarged KWCM Group		**30.38%**

Source: Bloomberg

Based on the above, the gearing ratio of the Enlarged KWCM Group is within the range and close to the average of the Comparable Companies (excluding the outliner, Melco International Development, which had not commenced gaming operations in 2004), which we consider to be fair and reasonable for companies such as the Enlarged KWCM Group operating in the gaming business.

5.4 *Working capital and liquidity*

As set out in paragraph 2.2 (b) above, KWCM Group had a current ratio of 2.31 times as at 31 December 2004. Based on the unaudited pro forma accounts the current ratio of the Enlarged KWCM Group would decrease to 1.39 times, still the current assets of the Enlarged KWCM Group would be sufficient to cover the current liabilities.

The Enlarged KWCM Group had cash and bank balances of approximately HK$1,514 million based on the unaudited pro forma accounts as compared to cash and bank balances of HK$171 million held by KWCM Group as at 31 December 2004. The increase in cash balances was due to substantial cash reserve held by the Galaxy Group for the unclaimed chips issued and issue of 751,900 new shares of Galaxy on 3 February 2005 for cash at par, totalling HK$730,000,000 (as set out in section III of the accountants' report). As at 31 December 2004, cash balances held by the Galaxy Group of approximately HK$808 million was sufficient to cover the chips issued as at 31 December 2004 of approximately HK$528 million.

We note that the Galaxy Group maintained net current liabilities of HK$365 million as at 31 December 2004 with a current ratio of 0.70 times. We have discussed with the management of KWCM the impact of the net current liabilities on the liquidity of the Galaxy Group. The management of KWCM has provided with us the latest management accounts of the Galaxy Group as at 28 February 2005 and advised us that the current ratio has been improved to 1.1 times, i.e., with a current net asset position instead of a net current liabilities position following the reorganization of its share capital underwent in February 2005. The share capital increased from HK$194 million as at 31 December 2004 to HK$924 million after completion of the reorganization and new issue of shares as detailed in Section III — Subsequent Events in Appendix V — Financial Information about Galaxy. Despite the current liabilities position of the Galaxy Group as at 31 December 2004, we are of the view that its effect on the working capital position of Enlarged KWCM Group is reasonable given (i) the current ratio of the Enlarged KWCM Group as at 31 December 2004 was 1.39, i.e., the current assets would be sufficient to cover the current liabilities; and (ii) the current ratio has improved to 1.1 times as at 28 February 2005 following the increase in share capital amid the reorganization exercise in February 2005.

The KWCM Directors are of the opinion that, after taking into account the working capital requirements for at least the 12 months period from the date of this Circular, the Enlarged KWCM Group will have sufficient working capital for its requirements in the absence of unforeseen circumstances.

Having considered the above as a whole, despite the standalone effect of the amortization of intangible assets is negative to the earnings of the Enlarged KWCM Group, given (i) the increase in net asset value of the Enlarged KWCM Group of HK$14,705 million from the net asset value of KWCM Group of HK$1,446 million and an increment of net asset value per KWCM Share of 364% from HK$1.11 to HK$5.15; (ii)

the gearing level of the Enlarged KWCM Group is in within the range of the Comparable Companies; and (iii) the decrease in current ratio is reasonable, we are of the view that the overall financial impact of the Acquisition on KWCM is positive.

6. Dilution of shareholding

The Purchase Price of HK$18,405,198,023 will be satisfied as to about 80% by the allotment and issue of 1,840,519,798 Consideration KWCM Shares to the Vendors credited as fully paid at HK$8.0 per KWCM Share.

The Consideration KWCM Shares represent about 141.9% of the share capital in issue of KWCM at the date of the Acquisition Agreement and would have represented about 58.7% of the enlarged issued share capital of KWCM if Completion took place on that date. Since then further KWCM Shares have been issued in the placing and subscription announced on 21 April 2005 and on exercise of Employee Options. Assuming that there is no change in its issued share capital from the date of this Circular to Completion save for the issue of the Consideration KWCM Shares at Completion, the Consideration KWCM Shares represent about 127.5% of the existing issued share capital of KWCM and about 56.0% of the enlarged issued share capital immediately after Completion.

The shareholding structure of KWCM (a) immediately before Completion; (b) immediately after Completion but before exercise of any of the Brightwealth Options or Employee Options; (c) immediately after Completion and full exercise of the Employee Options but before exercise of any of the Brightwealth Options; (d) immediately after Completion and full exercise of the Brightwealth Options but before exercise of any of the Employee Options; and (e) immediately after Completion and full exercise of the Brightwealth Options and Employee Options are as follows:

	Before Completion		**Immediately after Completion but before exercise of any of the Brightwealth Options** *(Note 2)* **and Employee Options** *(Note 5)*		**Immediately after Completion and full exercise of the Employee Options** *(Note 5)* **but before exercise of any of the Brightwealth Options** *(Note 4)*		**Immediately after Completion and full exercise of the Brightwealth Options** *(Note 4)* **but before exercise of any of the Employee Options** *(Note 5)*		**Immediately after Completion and full exercise of the Brightwealth Options** *(Note 4)* **and Employee Options** *(Note 5)*	
	No. of KWCM Shares	*%*	*No. of KWCM Shares*	*%*	*No. of KWCM Shares*	*%*	*No. of KWCM Shares*	*%*	*No. of KWCM Shares*	*%*
KWIH	852,775,351	59.06	852,775,351	25.96	852,775,351	25.82	852,775,351	25.96	852,775,351	25.82
The Trusts (including City Lion), Dr. Lui and his spouse	90,380,819	6.26	1,250,830,025	38.08	1,256,130,025	38.03	1,250,830,025	38.08	1,256,130,025	38.03
Lui Family members (other than Dr. Lui and his spouse)	2,164,135	0.15	274,368,695	8.35	282,228,695	8.54	599,984,317	18.27	607,844,317	18.40
Directors of KWCM (other than Lui Family members) *(Note 3)*	1,537,810	0.11	1,537,810	0.05	3,247,810	0.10	1,537,810	0.05	3,247,810	0.10
Directors of KWIH only (other than Lui Family members) *(Note 3)*	65,306	0.00	65,306	0.00	1,735,306	0.05	65,306	0.00	1,735,306	0.05
Pedro Ho through Future Leader	—	—	82,250,410	2.50	82,250,410	2.49	82,250,410	2.50	82,250,410	2.49
Brightwealth *(Note 4)*	—	—	325,615,622	9.91	325,615,622	9.86	—	—	—	—
Public shareholders	496,942,142	34.42	496,942,142	15.13	499,354,142	15.12	496,942,142	15.13	499,354,142	15.12
Total	1,443,865,563	100.0	3,284,385,361	100.0	3,303,337,361	100.0	3,284,385,361	100.0	3,303,337,361	100.0

Notes:

1. The above percentages are calculated on the assumption that other than on the exercise of the Brightwealth Options and the Employee Options there is no change in the issued share capital of KWCM from the Latest Practicable Date to Completion.

2. Details of the Brightwealth Options are set out in the Letter from the KWCM Directors in the paragraph headed "**Brightwealth Options**". Brightwealth, a wholly-owned subsidiary of Guoco Group Limited, is one of the Minority Vendors in the Acquisition and a passive investor in Galaxy. Neither Guoco Group Limited nor its controlling shareholders now hold, and none of them will hold, any management function in either Galaxy or KWCM. Brightwealth will be a public shareholder in respect of its shareholding in KWCM immediately after Completion.

3. Mr. William Lo Chi Chung and Dr. Charles Cheung Wai Bun are both directors of KWCM and of KWIH and own KWCM Shares. Their interests are classified only in "Directors of KWCM (other than Lui Family members)".

4. The KWCM Shares subject to the Brightwealth Options will on issue be controlled by Brightwealth which is an Independent Third Party in respect of KWIH and KWCM and amount to less than 10% of the then outstanding KWCM Shares and, as such, will be part of the public float of KWCM. If and when the Brightwealth Options are exercised in full, the 325,615,622 KWCM Shares that will after Completion be the subject of the Brightwealth Options will be owned by Kentlake and Top Notch. 231,615,731 KWCM Shares will then be owned by Top Notch, and Francis Lui will have a notifiable interest in them under the SFO. 93,999,891 KWCM Shares will then be owned by Kentlake, and both Francis Lui and Pedro Ho will have notifiable interests in them under the SFO.

The KWCM Shares which will be owned by Kentlake and Top Notch will no longer count toward the public float of KWCM. These shares are classified only in "Lui Family members (other than Dr. Lui and his spouse)". If the Brightwealth Options are exercised at a time when there are insufficient shares in public hands it will constitute a breach of Rule 13.32 of the Listing Rules and trading in the KWCM Shares may have to be suspended according until KWCM takes appropriate steps to restore its public float.

5. At the Latest Practicable Date, members of the Lui Family were interested in Employee Options, over an aggregate of 13,160,000 KWCM Shares and other KWCM Directors and KWIH Directors are interested in options, granted under the Employee Options, over an aggregate of 3,380,000 KWCM Shares.

As shown in the above table, the shareholding of public shareholders will be reduced from approximately 34.42% to approximately 25.04% immediately after Completion but before exercise of any of the Brightwealth Options or Employee Options (Brightwealth will be a public shareholder in respect of its shareholding in KWCM immediately after Completion). Accordingly, the existing public shareholders of KWCM will be subject to a dilution of approximately 27.25% to their existing shareholding as a result of the issue of the Consideration KWCM Shares.

Notwithstanding that there will be a dilution effect to the KWCM Independent Shareholders following the Acquisition, given that the overall financial impact on KWCM is positive, in particular, the increase of approximately 364% in the net asset value per KWCM Share following the Acquisition, we are of the view that the dilution to the shareholding of the KWCM Independent Shareholders is fair and reasonable so far as the KWCM Independent Shareholders are concerned.

7. Overall Conclusion

We are of the view that, on a stand-alone basis, the Acquisition will result in an increased of the net asset value per KWCM Share but will have a negative impact as to the earnings, gearing ratio and shareholding dilution. However, as discussed in the "Reasons for the Acquisition" in section 2.3 above, given the positive business prospect of the Galaxy Group, both in terms of overall macro analysis or specific business analysis, we are of the view that it would be in the interest of KWCM to expand into the prosperous gaming business, to enlarge its business scope and to increase the sources of revenues. In this connection, based on the results of all analyses taken as a whole, the Acquisition is fair and reasonable in so far as the KWCM Independent Shareholders are concerned.

8. Principal risk factors

In addition to various risk factors pertaining to the Acquisition as discussed in detail in Appendix I to the Circular, we summarize below the following principal risk factors, which (i) have been taken into consideration by American Appraisal in arriving at the valuation of the Galaxy Group; (ii) have been considered by us in reviewing the assumptions as set out in American Appraisals' valuation report, and the setting out of the factors below do not affect our view as to the fairness, reasonableness and completeness of the assumptions used by American Appraisal; and (iii) we consider the same to be of interest to the KWCM Shareholders:

(i) The 4.1% profit margin is only applicable to Galaxy Casino at Waldo Hotel as it was the Company's strategy to gain market share in a relatively short period as a new comer with minimal capital outlay. The overall profit margin is expected to improve over time as and when Galaxy StarWorld and Galaxy Cotai Mega Resort will commence business operation;

(ii) The availability of funding may not exactly match the funding requirement of the Galaxy Group. We understand from the KWCM Directors that the CAPEX will be funded through a mix of internally generated funds, equity and loans from KWCM Shareholders, cash on hand and borrowings;

(iii) Risks associated with whether additional concessions will be granted after 2009;

(iv) The ability to maintain a harmonious relationship with the promoters and the recruitment of new promoters;

(v) Visitors arrived from the Mainland China accounted for more than 50% of the total visitors to Macau during 2004 and visitors to the Galaxy Casino at Waldo Hotel are mostly PRC nationals. Any adverse change in economic and social conditions or laws and regulations in the Mainland China could negatively affect Mainland China's overall economic growth, the size of Mainland China's middle-class, the number of high net worth individuals or movement of funds out of the Mainland China; and

(vi) The Galaxy Group does not currently extend credit to promoters or players. Credit extended to promoters or players in Macau is typically unsecured, and the recoverability of receivables from VIP players could be negatively affected by economic trends or conditions in the countries where they reside. Given the increase in gaming casino facilities, the Galaxy Group may start extending credit to promoters or players in the future. As a result, Galaxy would have to pay gaming taxes on the winnings from these customers even if it were unable to collect the related receivables.

OVERALL RECOMMENDATION

Having considered all factors referred to above, we are of the view that the Acquisition is on normal commercial terms, fair and reasonable, and is in the interests of KWCM and the KWCM Shareholders as a whole. Accordingly, we recommend the KWCM Independent Board Committee to advise the KWCM Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM to approve the Acquisition.

Yours faithfully,
For and on behalf of
Commerzbank AG Hong Kong Branch

Harald W. A. Vogt	**Helen Ho**
General Manager	*Head of Corporate Finance — M&A Advisory*

The following is the text of a letter from the KWIH Independent Board Committee setting out its recommendation to the KWIH Independent Shareholders in relation to the Acquisition.

K. WAH INTERNATIONAL HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)

(Stock code: 173)

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal place of business in Hong Kong:
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

30 June 2005

To the KWIH Independent Shareholders,

Dear Sir or Madam,

POSSIBLE ACQUISITION OF 88.1% OF THE VOTING SHARES CARRYING 97.9% OF THE ECONOMIC INTEREST IN GALAXY CASINO, S.A.

CONNECTED TRANSACTION AND VERY SUBSTANTIAL ACQUISITION FOR K. WAH CONSTRUCTION MATERIALS LIMITED

AND

CONNECTED TRANSACTION, DEEMED VERY SUBSTANTIAL DISPOSAL AND VERY SUBSTANTIAL ACQUISITION FOR K. WAH INTERNATIONAL HOLDINGS LIMITED

We refer to the circular dated 30 June 2005 issued jointly by KWIH and KWCM ("Circular"), of which this letter forms part. Terms defined in the Circular bear the same meaning herein unless the context otherwise requires.

We have been appointed as the members of the KWIH Independent Board Committee to consider the Acquisition and to advise the KWIH Independent Shareholders as to the fairness and reasonableness of the terms and conditions of the Acquisition, and to recommend whether or not the KWIH Independent Shareholders should vote for the ordinary resolution to be proposed at the KWIH SGM to consider, and if thought fit, approve the terms and conditions of the Acquisition. Anglo Chinese has been appointed as the independent financial adviser to advise the KWIH Independent Board Committee in relation to the terms of the Acquisition.

We wish to draw your attention to the Letter from the KWIH Directors (which is set out on pages 49 to 56 of this Circular) and the Letter from Anglo Chinese (which is set out on pages 143 to 161 of this Circular).

Having taken into account the advice from Anglo Chinese, we consider the terms and conditions of the Acquisition to be fair and reasonable so far as the KWIH Independent Shareholders are concerned and the Acquisition is in the interests of KWIH and the KWIH Shareholders as a whole. Accordingly, we recommend the KWIH Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the KWIH SGM to approve the terms and conditions of the Acquisition.

Yours faithfully,
The KWIH Independent Board Committee

Sir David Akers-Jones
Independent non-executive Director

Dr. Leo Lee Tung Hai
Independent non-executive Director

Dr. Robin Chan Yau Hing
Independent non-executive Director

Mr. Robert George Nield
Independent non-executive Director

The following is the text of a letter received from Anglo Chinese, the independent financial adviser to the KWIH Independent Board Committee and the Independent Shareholders in connection with the Acquisition.

ANGLO CHINESE
CORPORATE FINANCE, LIMITED

The Independent Board Committee
K. Wah International Holdings Limited
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

30th June, 2005

Dear Sirs,

CONNECTED TRANSACTION, DEEMED VERY SUBSTANTIAL DISPOSAL AND VERY SUBSTANTIAL ACQUISITION FOR KWIH THROUGH THE ACQUISITION BY KWCM OF A 97.9% ECONOMIC INTEREST IN GALAXY

INTRODUCTION

We refer to our appointment to advise you and the KWIH Independent Shareholders in connection with the acquisition by KWCM, a listed subsidiary of KWIH, of 88.1% of the voting shares carrying 97.9% of the economic interest in Galaxy and to the Circular of which this letter forms part.

The Acquisition constitutes a connected transaction for KWIH under the Listing Rules as Dr. Lui, the Lui Family, the Trusts or companies controlled by them are the majority shareholders of both KWIH and Galaxy. The Acquisition also constitutes a deemed very substantial disposal and a very substantial acquisition by KWIH under the Listing Rules. Accordingly, the Acquisition is conditional upon, amongst other things, the approval of the KWIH Independent Shareholders at the KWIH SGM.

Apart from normal professional fees for our services to KWIH, which are described above, no arrangement exists whereby Anglo Chinese will receive any fees or benefits from KWIH, its subsidiaries, directors, chief executive, substantial shareholders or any associates of any of them as defined in the Listing Rules.

The KWIH Independent Board Committee, comprising four of KWIH's independent non-executive directors, namely Sir David Akers-Jones, Dr. Robin Chan Yau Hing, Dr. Leo Lee Tung Hai and Mr. Robert George Nield, has been formed to consider the Acquisition and to advise the KWIH Independent Shareholders. The other KWIH Directors are not considered to be independent because of their interests in KWIH and Galaxy or they are salaried employees of the KWIH Group or they also sit on the board of KWCM.

In formulating our opinions and recommendations we have reviewed the published information on both KWIH and KWCM, including their audited annual financial statements for the three financial years ended 31st December, 2004; the working capital projections of KWIH and KWCM for the period ending 30th June, 2006; the banking facilities available to KWIH and KWCM; the price data on the shares in KWIH and KWCM; the price data on comparable listed companies in Hong Kong and the United States; the valuation report dated 8th March, 2005 and the valuation letter dated 30th June, 2005 prepared, in both cases, by American Appraisal valuing the entire equity interest in Galaxy as at 31st December, 2004 for KWCM; and research on market and other conditions and trends relevant to the Acquisition including data on Macau, comparable companies analysis and comparable transactions analysis. We have considered the letter (the "PwC Letter") dated 30th June, 2005 addressed to KWCM from PricewaterhouseCoopers ("PwC"), as set out in Appendix II to the Circular, regarding the valuation of Galaxy prepared by American Appraisal, which was prepared in accordance with the Hong Kong Standard on Assurance Engagements No. 3000 and with reference to the procedures under Auditing Guideline 3.341 issued by the Hong Kong Institute of Certified Public Accountants solely to assist the KWCM Directors in evaluating whether the net discounted cashflows used in the discounted cashflow valuation and the EBITDA used in the guideline companies valuation, both as prepared by American Appraisal, have been properly compiled in accordance with the basis and assumptions made by the Directors of KWCM and Galaxy so far as the calculations and bases and assumptions are concerned. We have considered the letter dated 30th June, 2005 addressed to KWCM from UBS Investment Bank, as set out in Appendix II to the Circular, setting out their opinion that the financial projections prepared by the KWCM Directors, for which the KWCM Directors are responsible, (the "Financial Projections") have been made after due and careful enquiry. We have also been given the opportunity to discuss with the management of Galaxy and KWCM their respective business strategies, performance, prospects and financing requirements.

We consider that the information we have received is sufficient to reach the conclusions set out in this letter and have no reason to believe any of the information provided is not true or omits a material fact and have been advised by the KWIH Directors that no material information has been omitted from the information provided to us or referred to us in the Circular. We have relied on this information and have assumed that the statements made are true and will continue to be true until the KWIH SGM. We have not, however, conducted an independent verification of the information provided to us nor have we conducted any form of in-depth investigation into the business and affairs of KWIH, KWCM or Galaxy.

The terms defined in the Circular have the same meanings in this letter, unless the context requires otherwise. In addition, we refer to the letter from the KWIH Directors contained in this Circular which gives full details of the Acquisition, its financial effects and the rationale for the Acquisition. Appendices in the Circular give additional information on KWIH and KWCM as required by the Listing Rules. In order not to repeat much of this information, only summaries of the Acquisition Agreement and the background to the transaction are given here.

In the sections that follow, we set out the principal factors that we have taken into account in arriving at our advice to the KWIH Independent Board Committee and the KWIH Independent Shareholders.

SUMMARY OF THE TERMS OF THE ACQUISITION

Under the Acquisition Agreement, a wholly-owned subsidiary of KWCM will acquire 88.1% of the voting shares carrying 97.9% of the economic interest in Galaxy for a consideration of HK$18,405,198,023 which will be satisfied as to HK$14,724,158,420 by the issue of 1,840,519,798 Consideration KWCM Shares at an issue price of HK$8.00 per KWCM Share and as to HK$3,681,039,603 the balance by the issue of HK$3,681,039,603 principal amount of FRNs or, at the sole discretion of KWCM, by FRNs or a combination of FRNs and cash.

The issue price of the Consideration KWCM Shares of HK$8.00 per share represents a discount of about 5.9% to the closing price per KWCM Share of HK$8.50 quoted on the Stock Exchange on the Last Dealing Date; a premium of about 0.6% to the five consecutive trading days' average closing price for a KWCM Share of HK$7.95 as quoted on the Stock Exchange for the period from 28th February, 2005 to the Last Dealing Date; and a premium of 39.1% to the closing price of HK$5.75 per KWCM Share on the Latest Practicable Date.

Unless previously redeemed, the FRNs will be repaid 13 months after the date of their issue. On issue the FRNs will be interest free. From the second month of issue, interest will be at 6% per annum and will increase by 1% per annum in each subsequent three month period until the final repayment date. It is expected the proceeds of any placing of new KWCM Shares by KWCM will be used to settle all or a portion of the cash portion of the consideration if KWCM Shares are issued before Completion and to repay FRNs in the event that KWCM Shares are placed after the completion of the Acquisition.

Dr. Lui, members of his family, companies controlled by them and a family trust together own some 66.2% of the issued shares of Galaxy carrying an economic interest of some 73.5%. The balance of the shares in Galaxy are owned by parties which are independent of members of Dr. Lui, the Lui Family, companies controlled by them or family trusts or parties associated with any of them.

THE PLACING AND SUBSCRIPTION

On 21st April, 2005, KWIH, through its wholly-owned subsidiary, placed 146 million existing KWCM Shares at a placing price of HK$8.00 per share and agreed to subscribe for the same number of new KWCM Shares at the same price. The proceeds of the Subscription will be used by KWCM to pay a portion of the cash consideration for the Acquisition. The effect of this Subscription is to increase the share element of the consideration to 1,986,519,798 KWCM Shares and reduce the cash element, before account is made of the expenses incurred by KWCM in connection with the Subscription, to some HK$2,513 million. For the purposes of our analysis of the Acquisition, we have adopted the effective mix of consideration as altered by the Subscription of new shares. Further, the percentage interest of KWIH in KWCM is reflected at the post-subscription percentage throughout.

We are of the view that the use of Consideration KWCM Shares and FRNs or, at the sole discretion of KWCM, by FRNs and, or cash to satisfy the Purchase Price under the Acquisition Agreement is fair and reasonable taking into consideration the price of KWCM Shares, market conditions and the capital structure of KWCM at the Latest Practicable Date. The overall result, based on the unaudited pro forma financial statements of the Remaining KWIH Group for the year

ended 31st December, 2004 (as contained in Appendix VII of the Circular) and the financial information about KWIH (as contained in Appendix IV of the Circular), is to increase the pro forma profit attributable to shareholders of the Remaining KWIH Group on a per KWIH Share basis to HK$1.72[1] relative to audited profit attributable to shareholders of the KWIH Group over the same period of HK$0.117[2]. Similarly, based on the unaudited pro forma balance sheet of the Remaining KWIH Group as at 31st December, 2004, net asset value ("NAV") for shareholders of the Remaining KWIH Group on a per KWIH Share basis is increased to HK$3.08[3] relative to audited NAV for shareholders of the KWIH Group over the same period of HK$1.36[4] (all stated on a per KWIH Share basis).

BACKGROUND TO THE MACAU GAMING INDUSTRY

Macau is the only legalised gaming market in China, located 37 miles southwest of Hong Kong. The Macau gaming industry had historically operated as a government controlled monopoly, run by one concessionaire, a company controlled by Dr. Stanley Ho. However, in 2002, the Macau government liberalised the gaming industry by granting licences to operate casinos to three operators that together have pledged to invest a total of US$2.2 billion[5] as part of their licence conditions, according to the Macau DICJ. The three operators are SJM, Wynn Resorts (Macau), S.A. and Galaxy. With the approval of the Macau government, Galaxy has granted the Sub-concession to Venetian Macau, S.A., a company controlled by Las Vegas Sands Corp, which will develop its gaming business independently of Galaxy.

In 2004, Macau was the world's second largest gaming market, behind Las Vegas Strip, and recorded approximately US$5 billion[5] (HK$39 billion) of gaming revenue which was a 44% increase relative to 2003, according to the Macau DICJ. Win per table per day in Macau was approximately US$15,000 (HK$117,000) compared to approximately US$2,500 (HK$19,500) to US$2,700 (HK$21,060) in Las Vegas Strip and Atlantic City respectively according to an equity research report issued by JP Morgan[6]. According to the Macau DICJ, approximately 70% of the play in the Macau market was VIP baccarat table play. Gaming revenue for 2003 and 2002 was approximately US$3.5 billion (HK$27 billion) and US$2.7 billion (HK$21 billion), representing a year-on-year growth of 29% and 19% respectively.

The Macau economy began climbing out of recession in 2001, with positive gross domestic product ("GDP") growth of 4.6%[7], according to the Australian Government Department of Foreign Affairs and Trade, for the first time since 1995. Growth since then has remained strong, with GDP growing by 14.2% in 2003 and 28%[8] in 2004, according to The Foreign Economic Relations Department of the Macao Economic Services. Rapid import growth is being driven by both rising local consumption demand and by the significant amounts pledged for investment by the new gaming licensees and the tourism sector catering to increased visitor arrivals.

1 Remaining KWIH Group profit attributable to shareholders of HK$3,433,161,000 divided by weighted average number of shares of 1,996,230,000 for the year ended 31st December, 2004.

2 Basic earnings per share of KWIH for the year ended 31st December, 2004.

3 Remaining KWIH Group shareholders' funds of HK$6,214,805,000 divided by 2,015,644,738 issued and fully paid ordinary shares as at 31st December, 2004.

4 KWIH shareholders' funds of HK$2,731,235,000 divided by 2,015,644,738 issued and fully paid ordinary shares as at 31st December, 2004.

5 www.dicj.gov.mo

6 "Las Vegas Sands Corp." equity research report by JP Morgan, dated 4th February, 2005

7 www.dfat.gov.mo

8 www.economia.gov.mo

According to the Macau Statistics and Census Service, for the first quarter of 2004 and for the first quarter of 2005, visitor arrivals to Macau increased by 18.8% to total 4.5 million. Visitors from Mainland China increased 13.5% to 2.5 million, which accounted for approximately 55.8% of total visitors.[9]

According to the Macau Statistics and Census Service, in 2004, 16.7 million visitors arrived in Macau, a growth rate of 40% relative to 2003. Of the 16.7 million visitors arriving in Macau in 2004, 9.5 million of them came from Mainland China, representing 57% of the total. Visitors to Macau in 2003 and 2002 were approximately 11.8 million and 11.5 million respectively. Visitors from Mainland China represented 48% and 37% respectively.[9]

An estimated one billion people are within a three hour flight to Macau. Due to Mainland China's lifting of travel restrictions to Macau from certain selected cities in China, Mainland Chinese visitors to Macau have increased by 67% in 2004 compared to 2003.[9] Currently, the policy only applies to Guangdong province and 13 other cities in Mainland China[10]. However, the Chinese Government is expected to continue to broaden its travel policy to other cities within China, leading to anticipated further growth in visitors to Macau.

THE GALAXY CONCEPT

Galaxy holds one of the three concessions granted in Macau in 2002, following the ending of the monopoly in the gaming sector. Galaxy's strategy is to have five market leading gaming facilities in operation by 2008 in the Peninsula and Cotai areas in Macau. The facilities will include two full-service mass market facilities, Galaxy StarWorld and Galaxy Cotai Mega Resort, and three city club casinos at the Waldo Hotel, the Rio Hotel and at Cotai. The table below shows the planned location, target market, operating date, gaming facilities and hotel rooms at each facility.

Property	Location	Target market	Operational date	No. of VIP tables	No. of mass market tables	No. of slots machines	No. of hotel rooms
Galaxy StarWorld	Peninsula	Mass/VIP	Mid 2006	60	140	300	560
Galaxy Cotai Mega Resort (Early Phase 1)	Cotai	Mass/VIP	First quarter 2008	48	300	1,000	2,000
City club casinos	Waldo Hotel	VIP	July 2004	43	20	83	161
	Rio Hotel	VIP	First quarter 2006	20	60	150	445
	Cotai	VIP	First quarter 2006	46	100	200	316
Total				**217**	**620**	**1,733**	**3,482**

The portfolio of Galaxy assets has been designed to have appeal for each segment of the potential Macau gaming market from mass market to VIP. The spread of locations is intended to provide variety, convenience and broad geographic and market segment coverage (VIP and mass market).

[9] www.dsec.gov.mo
[10] www.news.gov.hk

Galaxy StarWorld will be located in downtown Macau and is expected to be completed by mid-2006 as one of the tallest hotels in Macau. Galaxy StarWorld is targeted at appealing to both VIP and mass market customers. There will be 26,000 square metres of gaming space and the hotel will have a total gross area of 95,000 square metres spread over 33 floors.

Galaxy StarWorld is expected to build on the success of the first Galaxy facility, Galaxy Casino at Waldo Hotel, which has been in operation since July 2004 and achieved a 14% market share after 6 months of operations.

In the first quarter of 2006, the Galaxy Casino at Rio Hotel and Cotai City Club are expected to commence operation, followed by the Galaxy Cotai Mega Resort which is expected to start its first phase of operation in the first quarter of 2008. Galaxy's strategy is to (a) focus on becoming the premier gaming destination in Macau by the creation of a prominent profile; (b) development of high quality integrated gaming, leisure and entertainment facilities carefully targeted to the needs of its customers; and (c) sustain its long-term competitiveness and market position through its profitable business model.

The management of Galaxy believes its competitive advantage will be its ability to leverage its understanding of the best in Eastern and Western customer service and management skills, the quality of its gaming assets and the location of its gaming facilities in prime locations designed to maximise appeal to its target customers.

ASSESSMENT OF THE VALUATION OF GALAXY PREPARED BY AMERICAN APPRAISAL

A valuation report dated 8th March, 2005 and the valuation letter dated 30th June, 2005 prepared, in both cases, by American Appraisal, an independent valuer, to assess the fair market value of the entire equity interest in Galaxy as at 31st December, 2004 in connection with its existing and planned casino operations in Macau. The valuation report has been produced to comply with the reporting requirements set forth by the Uniform Standards of Professional Appraisal Practice. In the opinion of American Appraisal, the fair market value for the entire interest in Galaxy as at 31st December, 2004 was HK$23,544,000,000.

We understand that American Appraisal prepared valuations of Galaxy based on two different methodologies: (a) Discounted cashflow analysis; and (b) Guideline companies analysis. Both methodologies are generally used by market practitioners in the valuation of earnings generating companies. American Appraisal then took an average of the resulting valuations derived from each methodology to estimate an approximate overall valuation for Galaxy. Taking an average of a range of valuations, in this case of the valuation generated by each methodology, is a generally used technique and is an objective approach that can be taken when there is no basis for applying unequal weightings to different valuation methods and, or, there is no obviously more appropriate methodology. We believe the valuation methodologies used accord with general market practice and we consider the approach taken to be fair and reasonable.

To assess the fairness and reasonableness of the valuation report, we have reviewed the methodology, bases, inputs (including the Financial Projections) and assumptions employed in the valuation for fairness, reasonableness and completeness.

The assumptions underlying the Financial Projections of operating cashflow include no change in working capital due to income and expenses being matched in the same period to approximate the cash intensive nature of payments received relative to some accruals on expenses in the gaming business, which is generally consistent with other comparable gaming companies. This tends to lead to a relatively more conservative valuation using the discounted cashflow methodology. By assuming a level of working capital the discounted cashflow valuation so derived can be relatively higher as accruals imply certain operating expenses are deferred to later discounting periods. Hence, we are of the view the working capital assumption is fair and reasonable.

Operating cashflow, as included in the Financial Projections, is projected before changes in working capital and, therefore, we consider it to be a fair and reasonable approximation of earnings before interest, tax, depreciation and amortisation ("EBITDA") in the guideline companies valuation.

(a) Discounted cashflow analysis

We have reviewed the methodology, bases, inputs (including the Financial Projections) and assumptions used in the discounted cashflow approach to valuation. Under the discounted cashflow method, the valuation is sensitive to the inputs and assumptions used and, usually, the terminal value which is conventionally calculated as a perpetuity. In the case of Galaxy, the concession has a term of 20 years expiring in June 2022 so there is no perpetuity terminal value calculation on the gaming operations. The perpetuity terminal value of the non-gaming operations represents approximately 8.3% of the discounted cashflow valuation which we consider to be a relatively small proportion of the total discounted cashflow valuation and therefore prudent.

American Appraisal has employed standard discounted cashflow methodology involving discounting cashflows generated throughout the term of the project using a weighted average cost of capital ("WACC"). The WACC has been estimated based on a standard formula incorporating the assumed cost of equity and cost of debt and assuming a fixed capital structure. The cost of equity is derived using the Capital Asset Pricing Model involving an estimate of a project's expected return adjusted for market risk and the capital structure used to fund the project. The final discounted cashflow valuation of Galaxy has been adjusted downwards by an arbitrary 10% for an assumed illiquidity discount which serves to bias conservatively the resulting valuation.

We do not believe an illiquidity discount is applicable given the competition that exists in the market for the acquisition of gaming assets. The WACC used in the discounted cashflow calculation can also be increased marginally for enhanced prudence within a sensitivity analysis. The higher WACC is used to represent the risk of occurrence of unexpected events that are difficult to predict or quantify, such as increased future competition, economic shocks, delays in development and other negative factors. Applying sensitivity analysis to increase the WACC from 10% to a more conservative 12% and to vary the illiquidity discount from 10% to 0% suggests variations in the valuation range up to approximately plus and minus 20% around the central valuation of approximately HK$21.5 billion.

American Appraisal has been provided with operating assumptions by the management of Galaxy. It has been assumed that the current regulatory and corporate fiscal framework will continue throughout the term of the project and Galaxy will achieve its business plan. Based on the current understanding of the fiscal and regulatory regime, whereby no specific changes in the future can be foreseen, it is reasonable to assume that the current system will be in effect for the term of the project. The outline of the Galaxy business plan has been made public and includes the development of Galaxy StarWorld, Galaxy Cotai Mega Resort, Galaxy Casino at Waldo Hotel, Galaxy Casino at Rio Hotel and Galaxy Casino at Cotai City Club.

We have discussed and reviewed with American Appraisal about the reasonableness of the key assumptions, bases and inputs which are derived from the Galaxy business plan; and methodology used in the discounted cashflow valuation. The management of Galaxy has confirmed that it intends to follow its business plan which includes consideration of the resources, both financial and non-financial, needed to achieve its objectives. We have examined the business plan which includes certain business objectives and assumptions which have been incorporated into the Financial Projections. The Financial Projections include projections of prospective financial performance such as profit margins, capital expenditure plans and availability of financing to fund capital expenditure and working capital. We are of the view that the business plan is consistent with the historical and expected growth in the Macau gaming market, including the expected growth in the economy of Macau, growth in tourism in Macau and trends for growth in Mainland China tourism to Macau.

Having regard to the aforesaid, we are of the view that the methodology applied is consistent with market practice and overall all the assumptions, bases and inputs used (including the Financial Projections) are fair, reasonable and complete and the discounted cashflow valuation is fair and reasonable.

(b) Guideline companies method

The Guideline Companies Method can include the analysis of comparable companies to establish the trading valuation multiples of an industry peer group and of comparable transactions to establish a premium for control which is applied to a comparable companies derived valuation to estimate an acquisition price for the entire share capital of a company.

American Appraisal has selected five companies for its comparable companies analysis which are MGM Mirage, Caesars Entertainment Inc., Wynn Resorts Ltd., Las Vegas Sands Corp. and Melco International Development Limited. The reference comparable companies used establish a peer group Enterprise Value to EBITDA multiple ("EV/EBITDA") which is applied to American Appraisal's estimate of Galaxy's 2009 EBITDA (when the Galaxy facilities will be fully operational), adjusted for planned capital expenditure up to that date, to estimate an enterprise value for Galaxy as if it was an independent listed entity. A premium for control is also applied to estimate an acquisition valuation for Galaxy on the basis that its entire equity capital is to be purchased. The premium chosen was 20% which was considered by American Appraisal to be appropriate for the entertainment sector and was derived from data on control premiums paid in different industries in the United States.

We have conducted an analysis combining the use of both the analysis of comparable companies and precedent comparable transactions involving the purchase of casino assets.

We have selected and reviewed six companies listed in Hong Kong and the United States which have significant casino operations, representing a peer group of companies which approximate most closely to Galaxy as comparable companies. The EV/EBITDA valuation multiples shown in the table below are based on the market capitalisations of the comparable companies as at the Latest Practicable Date and based on the audited financial information for the year ended 31st December, 2004.

Comparable companies	**Bloomberg code**	**EV/EBITDA** *(times)*(1)(2)(3)
Melco International Development	200 HK	94.4
Las Vegas Sands	LVS US	37.5
Wynn Resorts	WYNN US	N/A(4)
MGM Mirage	MGM US	12.2
Caesars Entertainment	CZR US	8.9
Ameristar	ASCA US	9.0
Mean		32.4
Median		**12.2**
American Appraisal EV/EBITDA estimate		**10.8**

Notes:

(1) Closing share prices as at the Latest Practicable Date, except Caesars Entertainment which is as at 13th June, 2005, the last trading day of its shares pursuant to its acquisition by Hurrah's Entertainment, Inc.

(2) EV is the Enterprise Value which is defined as the sum of a company's equity market capitalisation derived from closing share prices as at the Latest Practicable Date plus audited net debt and minority interests for the year ended 31st December, 2004.

(3) EBITDA is defined as profit before taxation plus net interest expense plus depreciation plus amortisation.

(4) Net loss in 2004.

We calculate the median EV/EBITDA of the comparable companies to be 12.2 times compared to a relatively more conservative EV/EBITDA multiple of 10.8 times estimated by American Appraisal. The median value has been chosen to reduce bias resulting from outlying values in the sample that can skew the mean.

The table below lists selected precedent comparable transactions involving the acquisition of a gaming company, which were completed between January 2002 and the Latest Practicable Date to assess the premium for control. The one-day bid premium has been selected as it is a standard reference point.

Comparable Transactions

Announcement date	**Company**	**Acquirer**	**Enterprise value[1]** *(US$MM)*	**EV/ EBITDA[1][2][3]** *(times)*	**Premium (one day)[4]** *(%)*
4th June, 04	Mandalay Resort	MGM Mirage	7,643.7	11.6	30.0
28th Jan, 02	Europeenne de Casinos	Groupe Partouche	371.7	9.7	16.9
High				11.6	30.0
Low				9.6	16.9
Mean				10.7	23.4
Median				**10.7**	**23.4**

Source: Thompson Financial

Notes:

(1) Closing share prices as at the acquisition date.

(2) Enterprise Value or EV is defined as the sum of a company's equity market capitalisation at the acquisition date plus audited net debt and minority interests for the year ended 31st December, 2004.

(3) EBITDA is defined as profit before taxation plus net interest expense plus depreciation plus amortisation.

(4) Premium of offer price to target trading price one day prior to the original announcement date of the acquisition, expressed as a percentage.

The comparable transactions analysis suggests a one-day acquisition premium in the range of 16.9% to 30.0% with a mean and median of 23.4%. The median and mean acquisition premium of 23.4% reasonably approximates to the premium of 20% estimated by American Appraisal.

We are of the view that the use of the EV/EBITDA valuation ratio is the most appropriate comparable companies valuation multiple as its calculation aims to reduce differences in valuation that result from companies having different depreciation/amortisation accounting policies, tax positions and capital structures. EV/EBITDA is also widely used by the market in valuing cash generative companies, such as casinos.

The basis for estimating Galaxy's EBITDA has been discussed above under "Assessment of the valuation of Galaxy prepared by American Appraisal". The use of the 2009 EBITDA value is, in our view, fair and reasonable as it is taken to be representative of the longer-term EBITDA earnings capability of Galaxy when it is fully operational. Further, American Appraisal estimated the EBITDAs for comparable companies by extrapolating from growth trends forecast by equity analysts for the period 2003 to 2006. We have reviewed the basis of the EBITDA

extrapolations for comparable companies and are of the view that they are consistent with market expectations, as represented by the views of equity analysts, and historical growth rates.

In addition, we have estimated a comparable companies valuation of Galaxy based on the present value of 2009 EBITDA using a discount rate of 10% and capital expenditure adjustment, as estimated by American Appraisal and which we consider to be fair and reasonable; and the EV/EBITDA multiple of 12.2 times and control premium of 23.4% that we have estimated above. The comparable companies valuation of Galaxy so derived by us is approximately HK$21.9 billion, which is 19.0% more than the HK$18.4 billion consideration payable for Galaxy and 14.4% less than American Appraisal's guideline companies valuation of approximately HK$25.6 billion.

Having regard to the aforesaid, we are of the view that the methodology applied is consistent with market practice and overall all the assumptions, bases and inputs used (including the Financial Projections) are fair, reasonable and complete and the guideline companies valuation is fair and reasonable.

THE PWC LETTER

The PwC Letter regarding the valuation of Galaxy prepared by American Appraisal is addressed only to KWCM and has not been relied upon by us in forming our opinion. We note that it was prepared solely to assist the KWCM Directors in evaluating whether the net discounted cashflows used in the discounted cashflow valuation and EBITDA used in the guideline companies valuation, both prepared by American Appraisal, have been properly compiled in accordance with the basis and assumptions made by the Directors of KWCM and Galaxy so far as the calculations and bases and assumptions are concerned. The PwC Letter was prepared with certain limitations of scope that have led to PwC being unable to evaluate the appropriateness of the bases and assumptions used in arriving at the discounted cashflow and the estimate of EBITDA used in the guideline companies valuations. PwC highlights six principal assumptions which we discuss below.

The first three assumptions PwC are unable to evaluate relate to: (1) the market conditions of the gaming industry in Macau; (2) market position of Galaxy in Macau; and (3) assumptions on the cost structure of Galaxy's gaming and non-gaming operations over a period of 17 years up to June 2022 will be the same as stated in the discounted cashflow and guideline company valuations.

We are of the view that over a period of 17 years up to June 2022, the market conditions of the gaming industry in Macau, market position of Galaxy in Macau and assumptions on the cost structure of Galaxy's gaming and non-gaming operations assumed in the Financial Projections should be considered together as they are inter-related and underlie the Financial Projections. We are of the view that these three assumptions are consistent with historical trends, the Galaxy business plan, currently available public information and general market sentiment of expected future trends as we discuss in this letter under "Background to the Macau gaming industry", "The Galaxy concept", "Assessment of the valuation of Galaxy prepared by American Appraisal" and "Share price performance of KWCM and KWIH". The management of KWCM has adopted conventional market practice by estimating a discounted cashflow valuation by using 10 years of financial projections and a gaming operations terminal value assuming a fixed growth rate from year 11 to the end of the concession period. For the six years up to 2022, a gradual decline in the

annual growth rate of the Macau gaming market from 25% in 2005 to 5% in 2016 and constant growth of 5% to 2022 has been assumed. We state above in "(a) Discounted cashflow analysis" that we are of the view these Financial Projections are fair, reasonable and complete.

Further, the risk of inaccuracies in projections of financial performance which may or may not result from differences between the assumptions in the Financial Projections and actual future market conditions of the gaming industry in Macau, market position of Galaxy in Macau and assumptions on the cost structure of Galaxy's gaming and non-gaming operations can be represented in a discounted cashflow valuation by the addition of a risk premium to the discount rate. Given the absence of perfect foresight, the accuracy of financial projections tends to diminish the farther into the future to which a financial projection relates. The discounted cashflow valuation adjusts for the risk of financial projections being less accurate the farther into the future period that they relate. The effect of compounding of the discount rate means that the farther into the future a financial projection the more heavily it is discounted. Hence, less weight is accorded to those financial projections which have a relatively lower degree of certainty. We are of the view this is prudent and show in "(a) Discounted cashflow analysis" above the effect on the discounted cashflow valuation of adjusting the discount rate for a risk premium in a sensitivity analysis.

For the reasons discussed above, we are of the view the assumptions of market conditions of the gaming industry in Macau, market position of Galaxy in Macau and assumptions on the cost structure of Galaxy's gaming and non-gaming operations which underlie the Financial Projections are fair and reasonable.

Assumption (4) which PwC is unable to evaluate relates to the assumption of sufficient finance being obtained for the capital expenditure stated in the Financial Projections. Las Vegas Sands Corp. raised US$120,000,000 (equivalent to approximately HK$936,000,000) of floating rate notes debt in 2003 to fund the development of its Sands Macau which commenced operation in May 2004. Wynn Resorts, Ltd raised an aggregate of US$397,000,000 (equivalent to approximately HK$3,096,600,000) of debt financing for the design, development, construction and pre-opening expenses of its Macau gaming project in September 2004. KWCM successfully completed a placement of 146,000,000 KWCM Shares to independent investors to raise net proceeds of approximately HK$1,137,000,000 in April 2005. Melco International Development raised net proceeds of approximately HK$1,239,000,000 from a placement of shares to independent investors for its gaming related project in Macau in May 2005. Given the absence of perfect foresight, there can be no absolute guarantee that funding will be available to Galaxy in the future as required in its business plan. However, given market conditions and historical precedent, we are of the view it is fair and reasonable to assume that Galaxy will be able to raise sufficient finance for its capital expenditure plans.

Assumption (5) which PwC is unable to evaluate relates to the assumption of change in net working capital continuing to be positive over the concession period given the payment terms with trade creditors and debtors of both gaming and non-gaming operations to arrive at the guideline companies valuation. For the reasons stated above in "Assessment of the valuation of Galaxy prepared by American Appraisal" this assumption tends to lead to a more conservative valuation and we are of the view this assumption is fair and reasonable.

Assumption (6) which PwC is unable to evaluate relates to the assumption of a 10% discount rate applied to the net cashflows of Galaxy during its gaming concession period in Macau from 2005 to June 2022. We are of the view the discount rate estimated is consistent with comparable companies and, as set out above in "(a) Discounted cashflow analysis", we have analysed the effect of variations in the discount rate on the discounted cashflow valuation. We are of the view the assumption on the discount rate is fair and reasonable.

Having regard to the aforesaid, we are of the view that the six assumptions set out above are fair, reasonable and complete.

CONCLUSION ON VALUATION

Having regard to the aforesaid, we are of the view that the discounted cashflow and guideline companies methodologies applied are generally consistent with market practice and overall all the assumptions, bases and inputs used (including the Financial Projections) are fair, reasonable and complete, and therefore the valuation is fair and reasonable.

SHARE PRICE PERFORMANCE OF KWCM AND KWIH

The charts below show the share performance and traded volume of KWCM Shares from 1st January, 2004 until the Latest Practicable Date, and the performance of KWCM Shares relative to the All Ordinaries Index of the Stock Exchange over the same period. The period shown starts from 1st January, 2004 to illustrate the trading levels of the KWCM Shares before the influence of Macau gaming market related factors began to affect their value.

KWCM Share price performance



12
10
8
6
4
2
0
Stock Price (HK$)
800
600
400
200
0
Volume (millions)
02/01/2004
16/02/2004
26/03/2004
11/05/2004
23/06/2004
04/08/2004
14/09/2004
28/10/2004
08/12/2004
19/01/2005
04/03/2005
19/04/2005
01/06/2005

Source: Bloomberg

KWCM Share performance relative to the All Ordinaries Index


1,800%
1,400%
1,000%
600%
200%
-200%
Percentage
KWCM
HSI
02/01/2004
16/02/2004
26/03/2004
11/05/2004
23/06/2004
04/08/2004
14/09/2004
28/10/2004
08/12/2004
19/01/2005
04/03/2005
19/04/2005
01/06/2005

Source: Bloomberg

As can be seen from the first chart, the KWCM Shares traded at consistently below HK$1.00 per share and on low daily volumes until after the second week of September 2004 when both the traded volume and price of KWCM Shares increased substantially and, prior to the announcement of the Acquisition, closed at an all time high of HK$9.35 per share on 6th January, 2005. The price performance relative to the All Ordinaries Index shows that the increase in the price of KWCM Shares was not caused to any material extent by movements in the market as a whole. These charts demonstrate clearly the impact of the expectation of the market from the latter part of September 2004 onwards that KWCM was a potential play on the prospects of gaming in Macau; a prospect which was confirmed by KWCM on 21st January, 2005 when it announced that the Macau government had approved the transfer of a majority interest in Galaxy to KWCM and that preliminary conceptual studies by KWCM were being conducted on the feasibility of such an acquisition. It is apparent also that the valuation of KWCM Shares was not being driven by an assessment of its existing construction materials businesses in Hong Kong and Mainland China but by an assessment of the potential of its possible acquisition of the Galaxy gaming concession. The increase in the equity market capitalisation of KWCM is, therefore, substantially, if not entirely, the product of the market's interest in the potential of gaming in Macau in which the controlling shareholders of KWCM had secured a valuable position through the grant to Galaxy of one of the three gaming concessions in Macau. Accordingly, in assessing the price at which the KWCM Shares are to be issued as part of the consideration payable for the Acquisition, a very substantial portion of the value of the consideration already reflects the value of Galaxy's gaming concession and is not supported only by the value of KWCM's existing businesses.

Set out below are two charts for KWIH: the first chart shows the share price performance and traded volume of KWIH Shares from 1st January, 2004 until the Latest Practicable Date and the second chart shows the performance of KWIH Shares relative to the All Ordinaries Index over the same period.

KWIH Share price performance


Stock Price (HK$)
5
4
3
2
1
0
Volume (millions)
800
600
400
200
0
02/01/2004
16/02/2004
26/03/2004
11/05/2004
23/06/2004
04/08/2004
14/09/2004
28/10/2004
08/12/2004
19/01/2005
04/03/2005
19/04/2005
01/06/2005

Source: Bloomberg

KWIH Share performance relative to the All Ordinaries Index


Percentage
250%
200%
150%
100%
50%
0%
-50%
KWIH
HSI
02/01/2004
16/02/2004
26/03/2004
11/05/2004
23/06/2004
04/08/2004
14/09/2004
28/10/2004
08/12/2004
19/01/2005
04/03/2005
19/04/2005
01/06/2005

Source: Bloomberg

As illustrated in the chart below, the price performance of KWIH Shares and their performance relative to the market as a whole, represented by the All Ordinaries Index, shows the same pattern as KWCM Shares but to a lesser extent, because the investment in approximately 59.1% of the issued share capital of KWCM constitutes only a portion of the assets of KWIH.

KWIH and KWCM share price performance relative to the All Ordinaries Index



KWCM vs All Ordinaries Index
0.0008
0.0007
0.0006
0.0005
0.0004
0.0003
0.0002
0.0001
0
0.000285
0.000235
0.000185
0.000135
0.000085
KWIH vs All Ordinaries Index
1/2/2004
2/24/2004
4/16/2004
6/7/2004
7/28/2004
9/15/2004
11/8/2004
12/28/2004
2/18/2005
4/13/2005
6/3/2005
KWCM vs All Ordinaries Index
KWIH vs All Ordinaries Index

Source: Bloomberg

Nonetheless, it can also be seen that a substantial portion of the present valuation of KWIH Shares is supported by an assessment of its potential indirect investment in gaming in Macau through an investment in Galaxy and not only its existing investments, businesses and assets.

We have also estimated the correlation coefficient for the share prices of KWIH Shares and KWCM Shares between 1st January, 2004 and the Latest Practicable Date to be approximately 0.943 which indicates a high positive correlation between the two share prices showing they tend to move together.

KWCM WITHOUT THE ACQUISITION AND EFFECTS OF THE ACQUISITION ON KWIH

We have reviewed selected companies listed on the Stock Exchange with significant cement, ready mix concrete and pre-cast concrete product operations, representing companies which approximate closest to KWCM as comparable companies. The EV/EBITDA, price/earnings ("P/E") and price/net assets valuation multiples shown in the table below are based on the equity market capitalisations of the comparable companies at the Latest Practicable Date and audited financial information for the year ended 31st December, 2004.

Comparable companies	**Bloomberg code**	**EV/ EBITDA**(1)(2)(3)	**P/E**(1)(4)	**Price/net assets**(1)(5)
		(times)	*(times)*	*(times)*
China Resources Cement	712 HK	4.7	7.1	0.6
Anhui Conch Cement	914 HK	3.5	9.5	0.6
Daido Group	544 HK	6.1	3.3	0.7
Luks Industrial	366 HK	4.1	15.3	12.6
Chia Hsin Cement	699 HK	8.0	10.0	0.7
High		**8.0**	**15.3**	**12.6**
Low		3.5	3.3	0.6
Mean		5.3	9.0	3.0
Median		4.7	9.5	0.7
KWCM (at start of 3rd quarter 2004)		**10.0**	**24.1**	**0.7**
KWCM(6)		**52.4**	**248.3**	**5.7**

Notes:

(1) Closing share price as at the Latest Practicable Date.

(2) EBITDA is defined as profit before taxation plus net interest expense plus depreciation plus amortisation.

(3) EV is defined as the sum of the company's equity market capitalisation at the Latest Practicable Date plus the audited net debt and minority interests for the year ended 31st December, 2004.

(4) P/E is defined as the ratio of equity market capitalisation at the Latest Practicable Date to the earnings attributable to ordinary shareholders.

(5) Price/net assets is defined as the ratio of market capitalisation to the historical net assets at the Latest Practicable Date.

(6) Historical financial figures are not adjusted for the placing that took place on 21st April, 2005.

The median EV/EBITDA, median P/E and median price/net assets of the comparable companies are chosen as they eliminate bias resulting from outlying values in the sample that can skew the mean.

The market valuation of KWCM increased significantly between the beginning of the third quarter in 2004 and the Latest Practicable Date during which expectations of a gaming related acquisition were confirmed. We believe the current valuation of KWCM factors in the value enhancement from the Acquisition and is reflected in the relative difference in the valuation of KWCM at the start of the third quarter in 2004 and the Latest Practicable Date. We note that the market valuation of KWCM started to rise during the last quarter of 2004 based on the market's assessment of the prospects for KWCM to be involved in a gaming related transaction. This was significantly before the announcement of the Acquisition on 19th April, 2005 and could be interpreted as the market's view that such transaction would add value to the KWCM Shares.

Further, the analysis of KWCM comparable companies suggests that in the absence of the Acquisition and, if KWCM Shares were to be traded more in line with its peers, then KWCM's valuation would be significantly diminished compared to current levels. This is reinforced by trading prospects for the comparable companies, which have faced an increasingly competitive business environment that has led to a decline in the average cement price over the course of 2005. These competitive pressures may continue and prevent a recovery in the average cement price in the short term.

We are of the view that KWCM's high P/E valuation multiple relative to comparable companies in the building materials sector at the Latest Practicable Date is indicative of the market's expectation for increased shareholder value from the combined group after the Acquisition having relatively higher growth prospects than KWCM without the Acquisition.

It is our view that the current valuation reflects the anticipation of the Acquisition and, in the absence of the Acquisition, it is likely that KWCM Shares would be valued in line with its peer group of comparable companies in the EV/EBITDA range of 3.5 to 8.0 times, P/E range of 3.3 to 15.3 times and price/net assets range of 0.6 to 12.6 times. This would indicate a price per KWCM Share at levels which prevailed before the third quarter of 2004, being a price below HK$1.00 per share.

In turn, the market value of KWIH's interest in KWCM would be reduced by a corresponding amount of the reduction in value resulting from a re-rating of KWCM to a level in line with its comparable peer group in the absence of the Acquisition.

Having considered the valuation consequences of the Acquisition and, in particular, the potential value of KWIH's interest in KWCM with and without the Acquisition, we are of the view that the Acquisition is fair and reasonable and is in the interests of the KWIH Independent Shareholders in terms of its positive impact on the market valuation of KWCM Shares.

The financial implications of the Acquisition

The Acquisition will have a profound impact on KWCM. Presently, KWCM generates positive net discretionary cashflow from its operations which together with a comparatively modest level of gearing (as at 31st December, 2004, total borrowings substantially all of which were long term, amounted to some 14.1% of total assets). This cashflow has been used to finance its expansion plans in Mainland China and enabled it to be a consistent dividend payer, notwithstanding the decline of its after tax earnings over the past five years. Following the completion of the Acquisition, it is uncertain whether over the next few years KWCM will

pay dividends and will require additional funding in the form of increased borrowings and, in the longer term, potentially equity, in order to finance Galaxy's investment in its resort and gaming businesses in Macau.

Presently, Galaxy is projecting capital expenditures up to the end of 2009 of some US$736 million, equivalent to some HK$5,743 million. Consequently, as a result of the Acquisition, it is uncertain whether KWIH can expect to receive dividend payments from KWCM which in respect of the financial year ended 31st December, 2004 amounted to some HK$17.0 million. Further, given the scale of the investment projected by Galaxy, it can be expected that, during the course of the planned development, further equity will be raised by KWCM which might dilute KWIH's percentage interest in KWCM in the future. However, this impact is compensated for by the substantial increase in the value of KWIH's investment in KWCM.

Although KWIH's holding in KWCM will be diluted by the Acquisition, the value of KWCM is expected to increase significantly as KWCM's long-term growth prospects are enhanced by Galaxy's higher growth prospects, profitability and cash generation which is expected to deliver relatively higher shareholder value than KWCM without the Acquisition. We are of the view that this is currently the key factor supporting KWCM's valuation at the Latest Practicable Date and that KWCM would not be priced by the market at such levels in the absence of the Acquisition. Without the Acquisition, KWCM is likely to be priced by the market at P/E valuation multiple levels more close to that of comparable companies in the building materials sector between approximately 3.3 times and 15.3 times, and a median of 9.5 times.

ADVICE

Having considered the above factors, we are of the view that the connected transaction, deemed very substantial disposal and very substantial acquisition for KWIH through the Acquisition by KWCM of a 97.9% economic interest in Galaxy is on normal commercial terms and the terms of the Acquisition Agreement to be fair and reasonable and in the interest of KWIH and its shareholders generally. Accordingly, we recommend that the KWIH Independent Board Committee advise the KWIH Independent Shareholders to vote in favour of the resolution to approve the Acquisition and the issue of Consideration KWCM Shares by KWCM to be proposed at the KWIH SGM.

Yours faithfully,
for and on behalf of
Anglo Chinese Corporate Finance, Limited

Stephen Clark
Managing Director

In considering whether or not to vote in favour of the Acquisition KWIH Shareholders and KWCM Shareholders should consider all of the information set out in this Circular, including the following risk factors. Any of the risks described below could cause Galaxy's financial performance and hence that of the Enlarged KWCM Group to differ significantly from the goals, plans, objectives, intentions and expectations expressed in this Circular. If any of the following risks and uncertainties actually occur, the Galaxy Group's business, financial condition or operating results (and thus those of the Enlarged KWCM Group) could be materially and adversely affected.

Risks relating to Galaxy's business

Galaxy has a limited history

Galaxy was formed to develop and operate a gaming business and related properties. Galaxy has a limited history and there is no assurance Galaxy will be able to attract a sufficient number of gaming and other visitors to its properties to maintain or increase profit from operations.

Galaxy's operations are subject to the significant business, economic, regulatory and competitive uncertainties and contingencies frequently encountered by businesses in competitive environments, many of which are beyond Galaxy's control. Because Galaxy has a limited operating history, it may be more difficult for Galaxy to prepare for and respond to these types of risks and the risks described elsewhere than for longer-established groups. Failure to manage these risks successfully could negatively impact Galaxy's operations and thus those of the Enlarged KWCM Group.

Galaxy's casino and proposed hotel and resort facilities face competition

The casino/hotel/resort industry is highly competitive. Many of Galaxy's competitors have established gaming operations elsewhere and/or a longer trading history, and may have greater financial and other resources than Galaxy.

Details of Galaxy's competitors in Macau are set out in the part of this Circular headed "The Macau Gaming Industry — Competition".

Galaxy will face increased competition if any of the existing concessionaires construct new, or renovates pre-existing casinos in Macau. The Macau government is precluded by contract from granting any additional gaming concessions until 2009 if as a result thereof will cause more than three concessions to exist concurrently. In addition, the current laws only permit three gaming concessions, although sub-concessions are permitted subject to Macau government approval. However, if the laws are changed to permit the Macau government to grant additional gaming concessions before 2009 or further sub-concessions are granted, Galaxy would face additional competition, which could have a material adverse effect on Galaxy's financial condition and results of operations.

In addition, Galaxy's gaming operations face competition for gaming visitors from gaming operators outside Macau. These include, but are not restricted to, the following:

- Star Cruises, which operates a fleet of about 21 ships with over 31,000 lower berths. Star Cruises vessels in the Asia-Pacific area offer extensive gaming to their passengers whilst in international waters.
- Genting Highlands is a large scale gaming resort approximately a one-hour drive from Kuala Lumpur, Malaysia.
- Korea has allowed gaming for some time but it is primarily available only to foreign visitors; however, a new casino recently opened in an old mining area of Korea, which allows Korean nationals to gamble.
- The Philippines has a number of casinos that cater to the Asian market.
- Japan currently offers non-traditional gaming amenities including pachinko and pachislot, as well as speedboat racing.
- Singapore has recently announced that it will legalise gaming and grant two licences.
- A number of casinos have been opened in Cambodia, Myanmar and Vietnam, particularly on the borders of Cambodia and Myanmar.
- Australia has the gaming facilities comparable to Las Vegas casinos.
- Las Vegas receives significant visitor traffic from Asia and has a concentration of casinos unrivalled elsewhere.

Galaxy's business could be adversely affected by limitations on the export of RMB and changes in the value of RMB and other currencies

Galaxy accepts wagers only in Hong Kong dollars and MOP, not in RMB. Galaxy is exposed to risks relating to limitations on the export of RMB. See "Risk Factors — The Macau gaming industry may be highly dependent on Mainland China". RMB is not a freely convertible currency and there are restrictions on the export of RMB outside of Mainland China. Mainland China residents face restrictions on their ability to obtain or hold foreign currencies. Any tightening of these restrictions may discourage the flow of gaming customers from Mainland China to Macau, inhibit the growth of gaming in Macau and negatively impact Galaxy's business, cash flows, financial condition, results of operations and prospects and thus those of the Enlarged KWCM Group.

Changes to the foreign exchange policies in relation to the HK dollar, the RMB and the MOP could adversely affect Galaxy

Galaxy cannot be sure that the HK dollar, the RMB and the MOP will continue to be directly or indirectly pegged to the U.S. dollar. Changes to the foreign exchange policies affecting these currencies could have a material adverse effect on Galaxy's business, cash flows, financial condition, results of operations and prospects.

Galaxy is at present dependent upon one facility for all of Galaxy's cash flow

Galaxy does not expect to have material operations other than at the Galaxy Casino at Waldo Hotel until the opening of Galaxy Casino at Cotai City Club and Galaxy Casino at Rio Hotel in the first quarter of 2006. As a result, Galaxy will remain dependent upon the Galaxy Casino at Waldo Hotel for all of Galaxy's cash flow for some time and be subject to a greater degree of risk than a company with several operating properties or properties inside and/or outside Macau. As a result, risks to which Galaxy has a greater degree of exposure include:

- dependence on local economic and competitive conditions of a single market;
- changes in Macau laws and regulations, including gaming laws and regulations;
- natural and other disasters affecting the market;
- a decline in the number of visitors to Macau; and
- a decrease in activities at the Galaxy Casino at Waldo Hotel.

Factors affecting discretionary spending, may harm Galaxy's, and thus KWCM's, results.

The strength and profitability of Galaxy's business and planned business depends on consumer demand for gaming and for hotel casino resorts in Macau. Changes in consumer preferences or discretionary consumer spending could harm Galaxy's business. Galaxy's business depends on the willingness of its customers to travel to Macau. Most of Galaxy's customers travel to reach Macau. Local residents generate a very small portion of Galaxy's business. The terrorist attacks of 11 September 2001, the ongoing conflict in Iraq, recent terrorist activities in Indonesia and Thailand, the United States' ongoing military campaign against terrorism and continued violence, conflicts and instability in several regions of the world have disrupted and discouraged international leisure travel. Galaxy cannot predict the extent to which disruptions in air or other forms of travel as a result of any future terrorist act, outbreak of hostilities or escalation of war would adversely affect Galaxy's business, cash flows, financial condition, results of operations and prospects.

In addition to terrorist activities, military conflicts, the outbreak of infectious diseases or the impact of a natural disaster such as a tsunami or typhoon, other factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income, fears of recession and reduced consumer confidence in the economy, may negatively impact Galaxy's business. Negative changes in factors affecting discretionary spending could reduce customer demand for the products and services Galaxy will offer, thus bringing pricing pressure and harming Galaxy's and thus the Enlarged KWCM Group's operations.

Galaxy's business operations will be affected by international, national and local economic conditions. A recession or downturn in the general economy, or in a region constituting a significant source of customers for Galaxy, could result in fewer customers visiting Galaxy's facilities, which would adversely affect Galaxy's revenues and thus those of the Enlarged KWCM Group.

Galaxy is subject to extensive regulation, and gaming authorities have significant influence over Galaxy's operations

The opening and operation of Galaxy's proposed facilities will be contingent upon Galaxy's receipt and maintenance of all regulatory licences, permits, approvals, registrations, findings of suitability, orders and authorisations. The laws, regulations and ordinances requiring these licenses, permits and other approvals generally relate to the responsibility, financial stability and character of the owners and managers of gaming operations, as well as persons financially interested or involved in gaming operations. Extensive approvals are required to open and operate a facility. Failure to obtain or maintain the necessary approvals could prevent or delay the completion or opening of all or part of the facilities.

Galaxy's operations are subject to risks related to Macau's developing regulatory framework. Failure to comply with the regulatory and gaming environment in Macau could result in the revocation of Galaxy concession or otherwise negatively affect its operations.

Galaxy's failure to comply with applicable gaming laws may result in the Stock Exchange cancelling the listing of KWCM

Under the guidelines issued by the Stock Exchange in relation to "Gambling Activities Undertaken by Listing Applicants and/or Listed Issuers" dated 11 March 2003, should KWCM or Galaxy be engaged in gambling activities and the operations of such activities (i) fail to comply with the applicable laws in the areas where such activities operate and/or; (ii) contravene the Gambling Ordinance such that KWCM or its business may be considered unsuitable for listing under Rule 8.04 of the Main Board Listing Rules, the Stock Exchange may direct KWCM to take remedial action, and/or may suspend the dealings in, or may cancel the listing of, its securities.

If a third party successfully challenges Galaxy's ownership of, or right to use, the Galaxy-related service marks, Galaxy's business or results of operations could be harmed

Galaxy has registered a variety of Galaxy-related trademarks and service marks in connection with a variety of goods and services. Some of the applications are based upon ongoing use and others are based upon a bona fide intent to use the marks in the future. Details are set out in Appendix XIII ("General Information about Galaxy").

Whilst no challenges had been made at the Latest Practicable Date such registrations are not conclusive as to the right to such marks. Third parties who claim prior rights with respect to similar marks may challenge Galaxy's right to registrations or Galaxy's use of the marks and seek to overcome the presumptions afforded by such registrations.

If a third party asserts other forms of intellectual property claims against Galaxy, Galaxy's business or results of operations could be adversely affected

Intellectual property rights such as patents and copyrights are used by Galaxy in its business. Whilst no challenges had been made at the Latest Practicable Date it is possible that, in the future, third parties might assert superior intellectual property rights or allege that their intellectual property

rights cover some aspect of Galaxy's operations. The defence of such allegations may result in substantial expense, and, if such allegations should be true, may have a material impact on Galaxy's business.

Galaxy needs to recruit a substantial number of new employees

Galaxy will need to recruit a substantial number of new employees before Galaxy's planned facilities open and the employees may seek union representation. Galaxy cannot be certain that Galaxy will be able to recruit a sufficient number of qualified employees for Galaxy's resorts or casinos. In addition, unions may seek to organise the workers although this had not occurred at the Latest Practicable Date. Unionisation, pressure to unionise or other forms of collective bargaining could increase Galaxy's labour costs.

Simultaneous construction of new facilities may stretch management time and resources

Galaxy has more than one construction project underway. Since there is significant overlap of the development and construction of these projects, members of Galaxy's senior management are simultaneously involved in planning and developing these projects. Management's inability to devote sufficient time and attention to any one project may delay the construction or opening of any or all of the projects. Any delay caused by such circumstances could have a negative effect on Galaxy's business and operations and thus those of the Enlarged KWCM Group.

Reliance on promoters

Galaxy's reliance on promoters exposes Galaxy to a number of risks, including the following:

- *Recruitment and retention of key promoters:* Galaxy may be unable to renew or extend its contracts with key promoters or may otherwise lose their services, and Galaxy may face difficulties recruiting and retaining new promoters on acceptable terms. There are a limited number of experienced promoters in Macau, and demand for them may increase as the Macau gaming industry develops. Despite exclusivity, incentive and non-competition provisions in certain of its contracts with promoters, Galaxy cannot be sure that it will be able to retain its current promoters or that its promoters will not direct VIP player business to other casinos. Competition for leading promoters could take the form of increased commissions, extensions of credit or the granting of other favourable terms to promoters at Galaxy's expense. The Macau government may revoke any promoter's licence or choose not to renew a promoter's licence. In addition, the licensing and suitability requirements for promoters under Macau law may change, which could make it more difficult, or more expensive, for Galaxy to attract or retain key promoters. The loss of one or more key promoters could have a material adverse impact on Galaxy's, and thus the Enlarged KWCM Group's business, cash flows, financial condition, results of operations and prospects.

- *Changes in US regulation:* The US-based competitors of Galaxy who are subject to Nevada and Mississippi gaming regulations do not at present use extensively the services of VIP promoters in Macau, providing Galaxy and SJM with a competitive advantage in attracting VIP play. Should such US-based competitors or other entrants to the Macau gaming market start using extensively the services of VIP promoters, competition for VIP

players in Macau could increase and Galaxy's share of the VIP gaming market in Macau could decline. KWCM cannot be sure that Galaxy will be able to compete effectively against SJM or that Galaxy will not lose VIP player market share to SJM or other competitors.

- *Competition among promoters:* Each promoter relies on several collaborators, who in most cases enjoy personal client relationships with the VIP players. These collaborators generally do not work on an exclusive basis with the promoters and are free to direct VIP business to Galaxy's competitors. Galaxy's promoters compete with SJM and its promoters to forge and maintain relationships with key VIP collaborators and players. Compared to Galaxy, SJM has considerably more experience in the Macau VIP player market and longer relationships with VIP promoters, their collaborators and players. SJM also has more resources at its disposal to provide complimentary amenities to VIP players supplied by its promoters. Galaxy cannot be sure that its promoters will compete effectively in the Macau VIP gaming market or will be able to bring a sufficient number of VIP players to Galaxy's casinos to sustain earnings, which in turn could adversely affect Galaxy's results of operations or be insufficient to support Galaxy's expansion plans.

- *Reputation risk:* Any investigation or regulatory enforcement action taken, including in respect of money laundering, against a promoter employed by Galaxy, or such a promoter's collaborators, could harm Galaxy's reputation, invite regulatory scrutiny and make Galaxy's casinos a less attractive destination for VIP and mass-market players.

Any of these risks could have a material adverse effect on Galaxy's (and thus the Enlarged KWCM Group's) business, cash flows, financial condition, results of operations and prospects.

Galaxy may in future be exposed to promoter and player credit risk

Although permitted to do so under Macau law since 1 July 2004, Galaxy does not currently extend credit to players. To attract the most desirable players and retain the services of key promoters and their collaborators, Galaxy may in the future extend credit to VIP players, directly or by providing credit to promoters, potentially exposing Galaxy to substantial player credit risk. Galaxy may also come under pressure to extend credit if competitors start to extend or increase credit to players. Credit extended to players in Macau is typically unsecured, and the collectibility of receivables from VIP players could be negatively affected by economic trends or conditions in the countries where they reside. While regulated gaming debts are generally enforceable in Macau, other jurisdictions may determine that direct or indirect enforcement of gaming debts is against public policy.

If Galaxy starts extending credit, Galaxy would have to pay gaming taxes on the winnings from these customers even if it were unable to collect the related receivables.

Galaxy has not in the past but may in the future extend credit to its VIP promoters to cover the promoter's liability to Galaxy for VIP player wins. Galaxy cannot be sure that in these cases subsequent wins will cover promoter liabilities to Galaxy or that Galaxy will ultimately be able to collect amounts owed to it by its promoters.

Extensions of credit to players or promoters may be made with limited information or credit analysis and are often based primarily on historical gaming chip purchases. Galaxy's limited operating history may put Galaxy at a disadvantage compared to its competitors when evaluating credit risk.

Any inability to collect receivables from players or promoters could have a material adverse impact on Galaxy's business, cash flows, financial condition, results of operations and prospects and thus those of the Enlarged KWCM Group.

Galaxy depends on the continued services of key managers and employees, some of whom must undergo periodic suitability assessments

Galaxy's ability to compete depends in part on the services of its senior management team. Galaxy cannot be sure that key members of management will remain with Galaxy. Galaxy's directors and some of its principal employees must apply for and undergo a finding of suitability and ongoing suitability assessment and, for that purpose, may be investigated by the Macau gaming authorities at any time. These authorities may deny an application or a finding of suitability for any cause they deem reasonable. Accordingly, Galaxy may lose principal employees who are found to be unsuitable, and Galaxy may encounter difficulties finding suitable replacements. The death or loss of the services of any of Galaxy's senior managers or the inability to attract and retain additional senior management personnel could have a material adverse effect on Galaxy's business, cash flows, financial condition, results of operations and prospects and thus those of the Enlarged KWCM Group.

Galaxy may not be able to realise the benefits of its business strategy

The construction and development of Galaxy StarWorld, Galaxy Cotai Mega Resort, Galaxy Casino at Cotai City Club, and Galaxy Casino at Rio Hotel are part of Galaxy's business strategy to expand its VIP and mass-market player business, develop new properties and increase its market reach. Galaxy may not be able to implement this strategy fully or may not fully realise its anticipated benefits as a result of changes in demand in the Macau tourism and gaming market. Galaxy may change its strategies. Furthermore, Galaxy may not be successful in its plan to promote customer use of the various amenities under development, including gaming, hotel, entertainment and other amenities, as anticipated or to a degree that will allow Galaxy to achieve its performance goals.

In particular, Galaxy may not be able to attract a sufficient number of VIP or mass-market gaming customers and other visitors in order to achieve its performance goals. Galaxy StarWorld and Galaxy Cotai Mega Resort will need to attract significant non-VIP play in order to become profitable operations. Galaxy has limited experience in attracting non-VIP players and in operating mass-market gaming operations. In addition, non VIP players in Asia may prefer a Las Vegas-style casino experience and related hotel dining and entertainment amenities, which Galaxy's U.S.-based competitors are better positioned to offer.

Any failure by Galaxy to implement its business strategy effectively could have a material adverse effect on Galaxy's business, cash flows, financial condition, results of operations and prospects.

Galaxy is currently highly reliant on VIP play

Currently, VIP play accounts for approximately 95% of gaming wins at Galaxy Casino at Waldo Hotel and VIP play will likely continue to account for a substantial proportion of Galaxy's gaming wins until the opening of Galaxy StarWorld expected in mid 2006. VIP play is more volatile than other forms of gaming, and variances in win-loss results attributable to VIP play may have a positive or negative impact on cash flow and earnings in a particular period. If the Macau gaming market develops into a predominantly mass-market player market, Galaxy Casino at Waldo Hotel and the planned Galaxy Casino at Cotai City Club, and Galaxy Casino at Rio Hotel, which are or will be highly dependent on lower-margin VIP play, may face increasing difficulty competing against casinos that have successfully developed a higher margin, mass-market gaming business. Moreover, Galaxy cannot be sure that VIP player business will keep pace with projected growth in Macau's mass-market gaming sector or will not decline as a result of such growth.

A decline or levelling off in the growth of VIP play in Macau or the failure of Galaxy to effectively develop its mass-market gaming business would materially impair Galaxy's financial condition, future results of operations and prospects.

Galaxy's insurance coverage may not be adequate to cover casualty events, Galaxy's insurance costs may increase and Galaxy may not be able to obtain adequate insurance coverage in the future

Galaxy has limited insurance coverage for terrorist acts and related losses for Galaxy Casino at Waldo Hotel and plans to purchase similar coverage for future properties. It also has "all-risk" property insurance for Galaxy Casino at Waldo Hotel covering damage caused by a casualty loss (such as fire and natural disasters) and plans to purchase similar policies for its future properties. Each such policy has and will have certain exclusions and Galaxy's insurance coverage for its facilities may not be adequate to cover all losses in the event of a major casualty. In addition, certain casualty events, nuclear events, acts of war, loss of income due to cancellations resulting from fear of terrorism, deterioration or corrosion, insect or animal damage and pollution, may not be covered at all under Galaxy's policies. Therefore, certain acts could expose Galaxy to heavy, uninsured losses.

In addition to the damage caused to Galaxy's properties by a casualty loss (such as fire, natural disasters, acts of war or terrorism), Galaxy may suffer disruption of its business as a result of these events or be subject to claims by third parties. Galaxy's general liability insurance may not be adequate to cover all losses in such event.

Galaxy renews its insurance policies annually. Among other factors, it is possible that the ongoing conflict in Iraq, acts, threatened acts or fears of terrorism, other catastrophic events or any change in laws requiring insurance carriers to offer coverage for certain acts of terrorism could materially limit the availability of insurance coverage and result in increased premia on available coverage (which may cause Galaxy to elect to reduce policy limits) and additional exclusions from coverage. The Concession requires Galaxy to maintain insurance coverage. Such coverage may not be adequate to cover casualty events at Galaxy's properties. Moreover, a serious or repeated breach by Galaxy of the Concession's insurance requirements could cause an event of default under the Concession that could result in the unilateral termination of the Concession by the Macau government without any compensation to Galaxy.

Any of these risks could have a material adverse impact on Galaxy's business, cash flows, financial condition, results of operations and prospects.

Related shareholders, whose interests may be different from those of other shareholders, will control KWCM after Completion

The Trusts, Dr. Lui and some members of the Lui Family will after Completion have direct or indirect beneficial ownership of a substantial majority of KWCM's outstanding Shares. Accordingly, the Trusts, Dr. Lui and members of the Lui Family will exercise significant influence over KWCM's and thus Galaxy's business policies and affairs, including the composition of KWCM's board of directors and any action requiring the approval of its shareholders, such as the adoption of amendments to its articles of incorporation or the approval of a merger or sale of all or substantially all of its assets. This concentration of ownership may delay, defer or prevent a change in control of Galaxy and may make some transactions more difficult or impossible to proceed without the support of the Lui Family. The interests of the Lui Family may conflict with the interests of the other shareholders.

Risks relating to Galaxy's expansion and construction plans

Any failure by Galaxy to fulfil its investment obligations under the Concession could result in the loss of the Concession

Galaxy was originally obliged under the Concession to invest at least MOP8.8 billion (approximately HK$8.54 billion) in development projects in Macau by June 2012 and to develop and open two resort, hotel and casino projects in Macau by 2006 and a convention centre by December 2006. Pursuant to a supplement to the Concession, Galaxy is also required to develop two city club casinos in Macau. Under the Sub-Concession entered into in December 2002, Venetian Macau S.A. as the sub-concessionaire, is now responsible for MOP4.4 billion (approximately HK$4.27 billion) of Galaxy's original investment obligations under the Concession and the obligations to construct and develop one of the two required resort, hotel and casino projects, the convention centre and one of the two city club casinos.

Galaxy plans to satisfy its remaining investment obligations by developing Galaxy StarWorld and Galaxy Cotai Mega Resort, which together are expected to cost approximately MOP5.8 billion (approximately HK$5.6 billion). Galaxy expects to complete Galaxy StarWorld by mid 2006, Galaxy Cotai Mega Resort by early 2008 and Galaxy Casino at Cotai City Club and Galaxy Casino at Rio Hotel in the first quarter of 2006. The development of Galaxy StarWorld could satisfy Galaxy's obligation to develop a resort, hotel and casino project and the development of Galaxy Casino at Waldo Hotel should have satisfied the requirement to develop a city club casino.

The construction and development of Galaxy StarWorld, Galaxy Cotai Mega Resort, Galaxy Casino at Cotai City Club and Galaxy Casino at Rio Hotel will require significant additional debt or equity financing and face development and construction risks. Galaxy cannot be sure that it will be able to obtain the required financing or complete these projects as scheduled or within budget. If Galaxy does not meet its investment obligations, the Macau government has the right to terminate the Concession without compensation to Galaxy.

Galaxy will require substantial capital expenditure to complete Galaxy StarWorld, Galaxy Cotai Mega Resort and other projects and may not be able to generate sufficient cash flow or obtain sufficient financing

Galaxy estimates that the aggregate remaining cost of designing, developing, constructing and equipping Galaxy StarWorld, Galaxy Cotai Mega Resort (Phase 1 only: the costs of designing, developing, constructing and equipping the other phases are subject to material changes as plans are at an early stage), Galaxy Casino at Cotai City Club and Galaxy Casino at Rio Hotel will be approximately MOP5.9 billion (approximately HK$5.7 billion).

Galaxy expects that these remaining costs will be financed by a combination of debt financing, equity financing and cash flows from operations. Galaxy cannot be sure that the funds needed to complete these projects will be available on commercially acceptable terms, or at all. Furthermore, Galaxy cannot be sure that it will be able to generate the required amount of cash from operations to complete these projects. If Galaxy is not able to generate enough cash to pay for these projects, or if it cannot meet its budget, Galaxy will need to find additional sources of funds. Galaxy may not be able to raise any additional funds that are required on acceptable terms, if at all. Further, if Galaxy incurs additional debt to cover the cost of these projects, risks related to Galaxy's substantial indebtedness would intensify. If Galaxy cannot generate enough cash or find alternative sources of funding to complete these projects, the Enlarged KWCM Group's business, cash flows, financial condition, results of operations and prospects could be materially adversely affected.

Galaxy may encounter problems during development and construction that could substantially increase the construction costs or delay opening

Construction projects such as the construction of Galaxy StarWorld, Galaxy Cotai Mega Resort, Galaxy Casino at Cotai City Club and Galaxy Casino at Rio Hotel are subject to significant development and construction risks. These risks include:

- shortages of, and price increases in, energy, material and skilled labour;
- delays in obtaining or inability to obtain necessary permits, licenses and approvals;
- changes in law applicable to gaming or construction projects;
- changes to the plans and specifications;
- engineering problems, including defective plans and specifications;
- increases in labour costs, labour disputes or work stoppages;
- disputes with and defaults by contractors and subcontractors;
- environmental issues;
- weather interferences or delays;
- fire, typhoons and other natural disasters; and

- geological, construction, excavation, regulatory and equipment problems.

Labour costs in Macau are likely to increase as a result of the significant increase in gaming related building activity in Macau, which will likely increase the demand for labour. KWCM Directors believe that most contractors will be able to obtain cheaper labour from Mainland China, provided that the contractor obtains approval from the Macau government. KWCM Directors believe that the application for such an approval may take several weeks or months. Galaxy cannot be sure that such an approval will be granted in a timely manner or at all. Increased costs of labour in Macau will increase the risk that contractors will fail to perform under their contracts on time and within budget.

The timetable for construction of Galaxy StarWorld depends on Galaxy's ability to carry on construction works during non-business hours, which is subject to receipt of necessary approvals from the Macau government. With the large increase in casino-related construction, local residents may lobby the Macau government or seek legal remedies to impose stricter limitations on construction schedules and methods.

KWCM cannot be sure that the various contractors will have sufficient financial resources to fund any costs overruns for which they are responsible or otherwise to perform their obligations under the various contracts to complete the work on schedule and for the agreed-upon amount. KWCM does not expect Galaxy to enter into guaranteed maximum price contracts with all contractors for superstructure and other specialist work. KWCM cannot be sure that Galaxy will be able to avoid cost overruns and schedule delays. If Galaxy incurs significant cost overruns, it may not be able to arrange for additional financing to pay for such costs.

Any of the above construction risks could cause unanticipated costs, increases and delays, which could have a material adverse effect on Galaxy's ability to complete these projects and on Galaxy's business, cash flows, financial condition, results of operations and prospects and result in a loss of the Concession.

Galaxy may change its development and construction plans for its future projects that could substantially increase the construction costs or delay opening and adversely effect its business operations and prospects

The anticipated costs and completion dates for Galaxy StarWorld, Galaxy Cotai Mega Resort, Galaxy Casino at Rio Hotel and Galaxy Casino at Cotai City Club are based on budgets, concepts/design and schedules that may change. Galaxy will continue to evaluate the project design of Galaxy StarWorld, Galaxy Cotai Mega Resort, Galaxy Casino at Cotai City Club and Galaxy Casino at Rio Hotel with respect to its construction schedule and budget and the demands of the Macau tourism and gaming market. All of the features of Galaxy's future projects described in this Circular are based on Galaxy's current plans for the projects but the design of individual elements of Galaxy's projects may be changed from the descriptions in this Circular.

KWCM cannot be sure that Galaxy's contractors will perform work for a fixed sum, and any fixed sum contracts that Galaxy is able to enter into will almost certainly have certain exceptions and exclusions that will allow for increases in the fixed sum contract price as a result of variations.

A material change to its future projects could have a material adverse effect on Galaxy's business, cash flows, financial condition, results of operations and prospects and result in a loss of the Concession.

Occupation permits for Galaxy StarWorld, Galaxy Cotai Mega Resort and other projects cannot be issued if Galaxy fails to secure required land concessions on acceptable terms

Development of Galaxy StarWorld, Galaxy Cotai Mega Resort and Galaxy Casino at Cotai City Club cannot proceed if Galaxy or its partners fail to secure required land concessions on acceptable terms. Galaxy is building Galaxy StarWorld on land partly ultimately owned by Galaxy and partly owned by the Macau government and has commenced site formation works of the Galaxy Cotai Mega Resort site. Although negotiations with the Macau government have commenced, Galaxy has not yet secured the lease rights to the entire proposed 6,864 square metre site for Galaxy StarWorld. Moreover, negotiations on leases or land concessions for Galaxy Cotai Mega Resort have just commenced. Galaxy cannot be sure that Galaxy will be able to secure all the rights that Galaxy requires with respect to these sites. In addition, Galaxy cannot be sure that, if granted, these land concessions will be on economic terms that are acceptable to Galaxy or that the final economic and financial terms of the land concession will not exceed the amount Galaxy has budgeted for premium and rental payments under the land concessions. Any failure by Galaxy to secure these land concessions upon acceptable terms could prevent completion of Galaxy StarWorld and Galaxy Cotai Mega Resort, could lead to the termination of the Concession and could have a material adverse effect on Galaxy's business, cash flows, financial condition, results of operations and prospects.

Construction will subject Galaxy to environmental regulation and could expose Galaxy to environmental liabilities

As an owner and developer (directly or indirectly, in part or in total) of real property at Galaxy StarWorld and Galaxy Cotai Mega Resort, Galaxy will incur costs and expend funds to comply with environmental requirements that may impair Galaxy's ability to develop or use its properties, within budget and schedule. This could have a material adverse effect on Galaxy's business, cash flows, financial condition, results of operations and prospects and thus those of the Enlarged KWCM Group.

Risks relating to Macau

The Macau government may terminate the Concession under certain circumstances without compensation to Galaxy

The Macau government has the right to terminate the Concession unilaterally in the event of non-compliance by Galaxy with its basic obligations under the Concession and applicable Macau law including:

- the deviation from the object of the Concession, namely through the operation of unauthorised types of games or the exercise of activities that exceed the exclusive object of Galaxy;

- abandonment or suspension of Galaxy's gaming business in Macau without reasonable grounds for more than seven consecutive days or more than 14 days within any calendar year;
- unauthorised transfer of all or part of Galaxy's gaming operations in breach of applicable laws;
- failure to pay taxes, premiums, levies or other amounts payable to the Macau government;
- failure to resume operations under the Concession following temporary assumption of operations by the Macau government;
- repeated failure to comply with decisions of the Macau DICJ or repeated opposition to Macau DICJ supervision;
- failure to provide or supplement the bonds or the guarantees specified in the Concession within the prescribed period;
- bankruptcy or insolvency or serious fraudulent activity with the intent of defrauding public interest of Galaxy;
- serious and repeated violation by Galaxy of the rules for carrying out casino games of chance or games of other forms.

Galaxy also has a general obligation to operate games of fortune or chance or other casino games in a fair and honest manner and free of criminal influence. This would include ensuring compliance with applicable anti-money laundering laws and regulations.

Galaxy's failure to comply with the Concession could result in the termination of the Concession and expose Galaxy to liability to the Macau government for damages or losses. Under the Concession, Galaxy would not be compensated if the Macau government decided to terminate the Concession because of Galaxy's failure to perform. Upon such termination, all of Galaxy's casino gaming operations and related equipment in Macau would be automatically transferred to the Macau government, and Galaxy would cease to generate any revenues from these operations.

In addition, the Concession permits the Macau government at any time to rescind the Concession unilaterally when it is in the public interest, if the Macau government rescinds the Concession on the ground of public interest, Galaxy would be entitled to reasonable compensation, which will take into consideration the remaining concession period and Galaxy's investment made under the Concession. Galaxy cannot be sure that such compensation would be adequate to cover the loss of the Concession.

In many instances, the Concession does not provide a specific cure period within which any default by Galaxy under the Concession may be cured and, instead, Galaxy would rely on consultations and negotiations with the Macau government to give Galaxy an opportunity to remedy any such default. In addition, the Concession contains various general covenants and obligations and other provisions, the determination as to compliance with which is subjective. Galaxy cannot be

sure that it will perform such covenants in a way that satisfies the requirements of the Macau government and, accordingly, Galaxy will be dependent on its ongoing communications and good faith negotiations with the Macau government to ensure that it is performing its obligations under the Concession in a manner that would avoid a default. If any disagreement arises between Galaxy and the Macau government regarding the interpretation of, or Galaxy's compliance with, a provision of the Concession, Galaxy will rely on the consultation process with the applicable Macau governmental agency. During any such consultation, however, Galaxy will be obliged to comply with the terms of the Concession as interpreted by the Macau government.

The Concession allows the Macau government to request various changes in the plans and specifications of Galaxy's Macau properties and to make various other decisions that may be binding on Galaxy. For example, the Macau government has the right to require that additional capital be contributed to Galaxy or that Galaxy provide certain bonds or other guarantees of performance in any amount determined by the Macau government to be necessary. Galaxy is required to obtain the approval of the Macau gaming and governmental authorities before raising certain debt or equity. As a result, KWCM cannot be sure that Galaxy will be able to comply with these requirements or any other requirements of the Macau government or with the other requirements and obligations imposed by the Concession.

Galaxy is obliged to comply not only with the terms of the Concession, but also with laws and regulations that the Macau government may promulgate in the future. KWCM cannot be sure that Galaxy will be able to comply with any such laws or regulations or that any such laws or regulations would not adversely affect its ability to operate its Macau properties or develop new Macau properties. Changes in existing laws or regulations could also have a material adverse impact on Galaxy's operations. The loss of the Concession for these or other reasons would prohibit Galaxy from conducting gaming operations in Macau, which would have a material adverse effect on Galaxy's business, cash flows, financial condition, results of operations and prospects and thus those of the Enlarged KWCM Group.

Revenues from Galaxy's Macau gaming operations will cease if Galaxy cannot secure an extension of its Concession in 2022 or if the Macau government exercises its redemption right in 2017

The Concession expires in June 2022. Unless the Concession is extended, on that date, all of Galaxy's casino operations and related equipment in Macau will be automatically transferred to the Macau government without compensation to Galaxy and Galaxy will cease to generate any revenues from these operations. Beginning in June 2017, the Macau government may redeem the Concession on at least one year's prior notice. In the event the Macau government exercises this right, Galaxy is entitled to fair compensation or indemnity. The amount of such compensation or indemnity will be determined based on the amount of revenue generated during the tax year prior to the redemption. Galaxy may not be able to renew or extend Galaxy's Concession on terms favourable to Galaxy or at all. KWCM also cannot be sure that if Galaxy's Concession is redeemed, the compensation paid will be adequate to compensate Galaxy for the loss of future revenues.

The premium, levy and taxes Galaxy pays under the Concession and Macau law are subject to change

Under the Concession, Galaxy is obliged to pay a "premium" to the Macau government in return for operating casino games of chance. The premium has a fixed portion of MOP30 million (approximately HK$29.13 million), paid annually, and a variable portion, paid monthly. The fixed portion is payable starting from 26 June 2005. The variable portion is equal to: (i) MOP300,000 (approximately HK$291,262) per year for each VIP gaming table; (ii) MOP150,000 (approximately HK$145,631) per year for each general use gaming table and (iii) MOP1,000 (approximately HK$971) per year for each electrical or mechanical gaming machine, including slot machines. The variable portion of the premium became payable upon the commencement of operations at Galaxy Casino at Waldo Hotel. From that time until the opening of Galaxy StarWorld, the amount of the variable portion of the premium cannot be less than the amount Galaxy would owe if Galaxy operated 20 VIP gaming tables and 20 general use gaming tables per year (i.e. MOP9 million (approximately HK$8.74 million)). Upon the opening of Galaxy StarWorld, the minimum variable portion of the premium cannot be less than the amount Galaxy would owe if Galaxy operated 100 VIP gaming tables and 100 general use gaming tables per year (i.e., MOP45 million (approximately HK$43.69 million)). The variable portion of the premium is subject to renegotiation after 26 June 2005.

Galaxy must also contribute monthly a levy consisting of 1.6% of its gross gaming revenues to a public foundation, the scope of which is promoting, developing or studying culture, society, economy, education, science, academic and charity activities and 2.4% of its gross gaming revenues to the Macau Government for developing urban construction, promoting tourism and providing social security in Macau. The levy is subject to change in 2010. Galaxy also pays a special gaming tax of 35% of gross gaming revenues and applicable withholding taxes. Currently, the gaming tax in Macau is calculated as a percentage of gross gaming revenues. Gross gaming revenues do not include deductions for credit losses. In addition, Galaxy's current exemption from corporate taxation on its gaming revenue ends on 31 December 2008.

Galaxy cannot be sure that it will be able to reach acceptable terms with the Macau government when the variable premium, the levy and Galaxy's exemption from corporate taxation come up for review. Any increase to the premium, the levy or the gaming tax, or any change to or loss of Galaxy's exemption from corporate taxation, could have a material adverse impact on Galaxy's business, cash flows, financial condition, results of operations and prospects and thus those of the Enlarged KWCM Group.

Macau's transportation infrastructure may not adequately support development of the gaming industry

Macau is connected to Mainland China by two border crossings. Macau has an airport and frequent connections to Mainland China and various cities in Asia, Macau is connected to Hong Kong by jetfoil, ferry and helicopter. In order to support Macau's planned transformation into a mass-market gaming destination, bus, flight and ferry frequencies to Macau must increase significantly. In addition, Macau's internal road system is prone to congestion and will need to be substantially improved to support projected increases in traffic. While various projects are under

development to improve Macau's internal and external transportation links, Galaxy cannot be sure that such projects will be approved, financed or constructed in time to handle projected increased demand for transportation or at all.

The Macau gaming industry may be highly dependent on Mainland China

Of the 16.7 million visitors to Macau during 2004, 9.5 million arrived from Mainland China, according to the Macau Statistics and Census Service, and Galaxy believes a substantial portion of its patrons are from Mainland China. The economy of Mainland China differs from the economies of most developed countries in many respects, including with respect to government involvement, level of development, growth rates, control of foreign exchange and allocation of resources. While Mainland China's economy has experienced significant growth in the past 20 years, such growth has been concentrated in certain geographic areas and economic sectors. Mainland China's government has implemented various measures to encourage economic growth and to allocate resources. Some of these measures may have a negative effect on Galaxy. Mainland China's government continues to play a significant role in economic development and Mainland China's economy is still a planned economy and has yet to fully open. As such the government controls Mainland China's economic growth through direct government directives as well as monetary and fiscal policies.

Any adverse change in economic and social conditions in Mainland China, in the policies of Mainland China government or in the laws and regulations of Mainland China (including a change in Mainland China's policy on travel outside Mainland China) could negatively affect Mainland China's overall economic growth, the size of Mainland China's middle-class, the number of high net worth individuals in Mainland China, movements of funds out of Mainland China and the amount of leisure travel by Mainland China residents. Such developments could have a material adverse effect on Galaxy's business, cash flows, financial condition, results of operations and prospects.

Macau may fail to become a successful mass-market gaming destination and may lose its appeal to VIP players

The Macau government has begun to liberalise the gaming licensing regime and regulatory framework in order to promote economic growth and investment in Macau. Macau's growth into much larger mass-market gaming destination could be hindered by, among other factors, a lack of mass-market experience among some of Macau's casino operators, inadequate transportation infrastructure, insufficient supply of accommodation and related amenities, insufficient tourist attractions, competition from other gaming markets, or a lack of demand in the PRC and elsewhere in Asia for mass-market gaming. Galaxy cannot assure that the Macau gaming market will grow in line with expectations or successfully foster the launch of mass-market gaming. Any of these factors could result in the Macau gaming market ceasing to grow and Macau's casinos and hotel casino resorts may not continue to be popular. A decline or levelling off in the growth or popularity of hotel casino resorts or the appeal of the features offered by Galaxy could materially impair Galaxy's financial condition and future results of operations.

Conducting business in Macau poses political and economic risks

Galaxy's business, cash flows, financial condition, results of operations and prospects and thus those of the Enlarged KWCM Group may be materially and adversely affected by political, social, legal, tax and economic developments in Macau. Many of Macau's laws and regulations concerning gaming and gaming concessions are new, with little or no precedent available to guide their interpretation. KWCM is of the view that Galaxy's structure and operations are in compliance with applicable laws and regulations of Macau. However, these laws and regulations are complex, and a court or administrative or regulatory body may in the future render an interpretation of these laws and regulations, or issue regulations, that differs from Galaxy's interpretation. In such an event, Galaxy could be found to be in breach of applicable law or the Concession, which could lead to the Concession's termination. Galaxy's activities in Macau are subject to administrative review and approval by various agencies of the Macau government. Macau law permits redress to the courts with respect to administrative actions. However, such redress is largely untested in relation to gaming disputes.

An outbreak of severe acute respiratory syndrome, avian flu or other highly infectious disease could adversely affect the number of visitors to Galaxy's facilities and disrupt their operations

In 2003, Macau, Taiwan, Mainland China, Hong Kong, Singapore and certain other places experienced an outbreak of the highly contagious severe acute respiratory syndrome. As a result of the outbreak, there was a substantial decrease in travel to and from, and economic activity in, affected regions, including Macau. Recently, there have been several outbreaks of avian flu in Asia, including reports of human-to-human transmission. An outbreak of highly infectious disease could adversely affect the number of visitors to Galaxy's facilities. Furthermore, an outbreak might disrupt Galaxy's ability to staff its business adequately and could disrupt its operations and expansion plans. If any of Galaxy's customers or employees is suspected of having contracted severe acute respiratory syndrome, avian flu or a similar disease, Galaxy may be required to quarantine such customers or employees or the affected areas of its facilities and temporarily suspend part or all of its operations at affected facilities. Any new outbreak of severe acute respiratory syndrome, avian flu or other infectious disease could have a material adverse effect on Galaxy's business, cash flows, financial condition, results of operations and prospects.

Macau is susceptible to severe typhoons that may disrupt operations

In the past, typhoons have caused considerable disruptions to Macau's infrastructure and economy. In the event of a major typhoon or other natural disaster in Macau, Galaxy's business may be severely disrupted. Although Galaxy has insurance coverage with respect to these events, it cannot be sure that its coverage will be sufficient to indemnify Galaxy fully against all direct and indirect costs, including loss of business, that could result from substantial damage to, or partial or complete destruction of, Galaxy's Macau properties or damage to the infrastructure or economy of Macau.

Risks related to Galaxy's expected substantial indebtedness

Galaxy will be highly leveraged and future cash flow may not be sufficient for Galaxy to meet Galaxy's obligations, and Galaxy might have difficulty obtaining more financing

KWCM expects to have a substantial amount of consolidated debt in relation to Galaxy. KWCM anticipates that Galaxy will have to borrow up to an estimated HK$5.7 billion under new credit facilities to fund the construction of its planned facilities. Galaxy's substantial indebtedness could have important consequences. For example:

- it could make it more difficult to satisfy Galaxy's obligations with respect to its indebtedness;
- if Galaxy does not complete construction of its planned facilities by the scheduled completion dates, which may be extended in certain circumstances but not beyond dates specified in the contracts, or if Galaxy fails to meet Galaxy's payment obligations or otherwise default under the instruments governing Galaxy's indebtedness, the lenders under those agreements will have the right to accelerate the indebtedness and exercise other rights and remedies against Galaxy. These rights and remedies are likely to include the rights to:
  - take possession of assets pledged as collateral,
  - petition a court to appoint a receiver for Galaxy or for substantially all of Galaxy's assets, and
  - if Galaxy is insolvent, initiate involuntary bankruptcy proceedings against Galaxy, in each case, subject to procedural restraints and limitations applicable to secured creditors generally and also those imposed by applicable gaming laws, rules and regulations;
- once Galaxy StarWorld is constructed, Galaxy will be required to use a substantial portion of Galaxy's cash flow from operations to service indebtedness and to pay development costs which will reduce the available cash flow to fund working capital, capital expenditures and other general corporate purposes;
- Galaxy may have a limited ability to respond to changing business and economic conditions and to withstand competitive pressures, which may affect Galaxy's financial condition;
- Galaxy may have a limited ability to obtain additional financing, if needed, to fund development and construction costs, working capital requirements, capital expenditures, debt service, general corporate or other obligations;
- the interest rates Galaxy pays will fluctuate with market rates and, accordingly, Galaxy's interest expense will increase if market interest rates increase;

- Galaxy's substantial indebtedness exposes Galaxy to general adverse economic and industry conditions; and

- Galaxy may be placed at a competitive disadvantage to Galaxy's competitors who are not as highly leveraged.

The agreements governing Galaxy's debt facilities are likely to contain covenants that restrict Galaxy's ability to engage in certain transactions and may impair Galaxy's ability to respond to changing business and economic conditions

The instruments governing Galaxy's debt facilities are likely to contain covenants that restrict Galaxy's ability to engage in certain transactions and may impair Galaxy's ability to respond to changing business and economic conditions. The debt facilities are likely to impose operating and financial restrictions on the Galaxy Group.

Failure to comply with covenants contained in the debt facilities, including failure as a result of events beyond Galaxy's control, could result in an event of default, which could materially and adversely affect Galaxy's operating results and Galaxy's financial condition and thus those of the Enlarged KWCM Group.

Often loan agreements and debts instruments contain "cross-default" provisions, which mean a default with respect to borrowings with one lender may trigger a default respecting the borrowings with another, or other lenders, even though the borrower has always observed its obligations to the latter. This triggers acceleration of debt repayment, and the holders of the debt could cause all amounts outstanding with respect to that debt to be due and payable immediately and this may cause debt of other members of the Enlarged KWCM Group also to become due and payable. Galaxy's assets or cash flow may not be sufficient to fully repay borrowings under Galaxy's outstanding debt instruments if accelerated upon an event of default, and the Enlarged KWCM Group may be unwilling or unable to repay, refinance or restructure the payments on those debts.

Other Risks

KWCM may be unlikely to pay dividends in the foreseeable future

Declaration or recommendation of dividends is a matter within the discretion of the KWCM Board. The decision of the KWCM Directors to declare or recommend dividends will be based on conditions then existing, including earnings, financial condition and capital requirements of the Enlarged KWCM Group, as well as economic and other conditions. The declaration of dividends is subject also to the requirements of the Hong Kong Companies Ordinance which prohibits KWCM from declaring dividends otherwise than out of realized profits attributable to shareholders.

On Completion, Galaxy will become a subsidiary of KWCM, which will recognise all the identifiable assets and liabilities of Galaxy at fair values in its consolidated financial statements. The difference between the cost of acquisition and the net attributable fair value of the identifiable assets, liabilities and contingent liabilities so recognised will be accounted for as goodwill or negative goodwill, as the case may be. Any goodwill arising from the Acquisition will be recognised as an asset in KWCM's consolidated balance sheet and carried at cost, subject to annual impairment review. Such impairment will have to be recognised as an expense in the profit and loss

statement. Any negative goodwill arising from the Acquisition will be credited to profit and loss statement as other revenues. As required by HKFRS No. 3, the fair value of the Consideration KWCM Shares for accounting purposes will be determined at the Completion date. As a result, the magnitude of the goodwill or negative goodwill will be subject to the share price of the KWCM Shares at the Completion date. If consequently goodwill arises from the Acquisition, it may be wholly written off to the profit and loss statement, and this may turn retained earnings into accumulated losses. Under Hong Kong law KWCM cannot make any distribution by way of dividend for so long as it has accumulated losses. Accordingly depending on the size of any goodwill after the Acquisition, KWCM may be unable to distribute any profit by way of dividend unless and until it has either effected a capital reduction with court sanction to offset the accumulated losses or earned profit sufficient to offset them.

All net proceeds from equity related fund raising by KWCM or a related entity will be first applied to redeem the FRNs (but this does not include the issue of shares under a share option scheme or an obligation existing at the date of the Acquisition Agreement).

No dividend can be paid by KWCM before the FRNs are fully redeemed and KWCM cannot make any loan or other non-trade payment to any related company or person before the FRNs are fully redeemed other than loans or payments in the ordinary and usual course of business of the KWCM Group and/or the Galaxy Group.

Due to its heavy capital investment commitment on, principally, the Galaxy Cotai Mega Resort and Galaxy StarWorld projects, Galaxy does not expect to be in a position to pay cash dividends until at least 2009. As a holding company, KWCM will be dependent in part upon the operation of Galaxy — its principal subsidiary after Completion — for cash. The terms of Galaxy's future debt are likely to restrict the ability of Galaxy to dividend funds up to KWCM.

In addition, in view of intense business competition in the gaming industry in Asia Pacific region, KWCM may face competition for funds or need to finance its operations and business expansion solely through retained earnings.

Statistics contained in this Circular that derived from publicly available sources may not be reliable

Certain statistical and other information contained in this Circular which relates to Macau and the gaming industry was derived from various official publications which have not been independently verified by KWCM and KWIH and may be inaccurate, incomplete or outdated. KWCM and KWIH make no representation as to the correctness or accuracy of such information and, accordingly, such information should not be unduly relied upon.

Galaxy may become subject to Hong Kong or Mainland China taxation

Although its entire business and operations are outside Hong Kong and not subject to Hong Kong or Mainland China taxation there is no assurance that the Hong Kong or Mainland China tax rules will remain the same and that Galaxy's business and operations will never be subject to Hong Kong or Mainland China taxation.

A. The following is the valuation report of the Galaxy Group prepared by American Appraisal.

American Appraisal
International Valuation Consultancy

香港灣仔告士打道108號
大新金融中心15樓1506-10室
Rm 1506-10, 15/F
Dah Sing Financial Centre
108 Gloucester Road
Wanchai, Hong Kong
電話 Tel: (852) 2511 5200
傳真 Fax: (852) 2511 9626
www.american-appraisal.com.hk

PRC Offices:
Hong Kong • Beijing • Shanghai • Guangzhou • Shenzhen

30 June 2005

The Directors
K. Wah Construction Materials Limited
29/F, K.Wah Centre
191 Java Road
North Point, Hong Kong

Dear Sirs,

In accordance with your instructions, we have made an appraisal of the fair market value of the business enterprises of Galaxy Casino, S.A. and its subsidiaries (together, "**Galaxy**" or the "Company") by reference to its existing as well as planned casino and hospitality operations in Macau in connection with the proposed acquisition of a 97.9% economic (and 88.1% voting) interest in Galaxy (the "**Acquisition**") by K. Wah Construction Materials Limited ("**KWCM**"). We understand that KWCM will disclose this letter in the circular to the shareholders of KWCM and K. Wah International Holdings Limited ("**KWIH**") and to the Stock Exchange of Hong Kong Limited ("**SEHK**") pursuant to the requirements of the Rules Governing the Listing of Securities on SEHK.

The purpose of this appraisal is to express an independent opinion of the fair market value of the business enterprises of Galaxy as at 31 December 2004 for the Acquisition. This letter identifies the assets appraised, describes the basis of valuation and assumptions, explains the valuation methodology utilized, and presents our conclusion of value. We are not aware of any material adverse change in the industry systematic risks, and neither have we noticed nor have we been advised by Galaxy of any material adverse change in the non-systematic risks, which taken as a whole, would make it necessary for us to update the valuation since 31 December 2004.

We conducted our appraisal in compliance with the reporting requirements under the Uniform Standards of Professional Appraisal Practice ("USPAP"), which are valuation standards generally accepted and be followed by professional practitioners in the United States.

In valuation context, "*fair market value*" is the estimated amount at which an enterprise may be expected to exchange between a willing buyer and a willing seller, neither being under any compulsion and each having reasonable knowledge of all relevant facts. "Business enterprise" is defined as the invested capital that is equivalent to the combination of all interest-bearing debts, and shareholders' equity and loans. The fair market value of a business enterprise is based upon the expected future economic benefit to which the shareholders and debt holders will be entitled.

Company Background

In 2002, Galaxy won a gaming concession for 20 years in Macau. Venetian Group then entered into a sub concession agreement with Galaxy that was approved by the Macau government. Under the sub concession agreement, Galaxy and Venetian Group will develop and operate certain casino projects in Macau separately. Each of the two companies is obliged to invest MOP4.4 billion in development projects within 7 years.

Galaxy's first City Club Casino at Waldo Hotel, which commenced operation in July 2004, is a small-scale casino in the downtown area of Macau offering 63 gaming tables and 74 slot machines. Galaxy also planned to open additional city club casinos in 2006. Galaxy has planned to build two major complexes:

(a) Galaxy StarWorld hotel, entertainment and casino complex, situated close to the Bank of China Building and will start to operate in mid 2006.

(b) Galaxy Cotai Mega Resort, entertainment and casino complex situated on Taipa Island and is scheduled to open in 2008. It is the largest site of Galaxy facilities and will target family visitors and VIP gaming customers with more emphasis on entertainment facilities for mass market.

Scope of work and assumption

Our work included discussions with the management of Galaxy in relation to the history, operations and prospects of the business, study of the industry environment, a review of the financial projections in respect of the future operation roll-out schedule of Galaxy (the "**Financial Projections**") provided to us by the management of the Company, as well as a review of other relevant documents. We assessed major items in the Financial Projections including principal bases and assumptions. The assessment was accomplished through our limited research, but sufficient for the purpose of this valuation, on economic, industry outlook, market conditions prevailing as of the appraisal date and discussion with the management of KWCM on the forecast performance. We are of the opinion that the business plan and roll-out schedule is reasonable and realistic. We have assumed, and have no reason to believe otherwise, that the data we obtained in the course of this valuation as well as the information, opinions and representation provided to us by the management of KWCM, which we cannot verify through standard procedures, are true and accurate. We have no reason to suspect that any material facts have been omitted, nor are we aware of any facts or circumstances, which would render the information, opinion and representations made to us to be untrue, inaccurate or misleading. In arriving at our opinion of value, we have considered the following principal factors:

— Macau overall gaming market and its potential growth

— the financial condition of Galaxy

— the historical operating results and book value of Galaxy

— the economic outlook in Macau and the People's Republic of China in general and the specific economic and competitive elements affecting the gaming industry in Macau

— the stage of development of Galaxy

— Gaming concession and sub-concession agreements

— the Financial Projections of Galaxy

— the business risks of Galaxy

— analysis of the industry and competitive environment in which Galaxy operates

— analysis of the comparable companies as described hereunder which has been undertaken for the purpose of price multiple ratio analysis and derivation of discount rate

Due to the changing environment in which Galaxy is operating, a number of assumptions have to be established in order to sufficiently support our concluded value of the equity interest. All the principal assumptions adopted in this appraisal are stated as follows:

— the Financial Projections of Galaxy have been prepared on a reasonable basis, reflecting estimates which have been arrived at after due and careful consideration by the management of KWCM

— the Financial Projections provided by KWCM's management will materialize

— there will be no major changes in the existing political, legal and economic conditions in Macau in which Galaxy will carry on its business

— industry trends and market conditions for Macau's gaming will not deviate significantly from the forecast

— Macau's gaming revenue will grow by 25% in 2005 and gradually slow down to 5% in 2016 and remain constant at 5% thereafter over the remaining period of the concession

— the proportion of Macau's gaming revenue from VIP and mass markets will shift from 72:28 in 2004 to 65:35 in 2012 and remain at a constant split of 65:35 thereafter over the remaining period of the concession

— given the stated commitment of the Macau Government that, up to April 2009, the number of gaming concessions in Macau will not be more than 3, except for the existing three concessions and probably up to three sub-concessions, there will be no further concessions or sub-concessions granted during the concession period

— the required rate of return devised from comparable data in an efficiency market have reflected both existing competition and expected future competition

— Galaxy will run at least 5 gambling and resort sites in Macau by 2008

— revenue streams are primarily driven by gaming revenue on VIP and mass market as well as hospitality revenue

- Galaxy's overall market share of Macau's gaming revenue will increase gradually from 14% in the second half of 2004 to 28% by 2010 (representing 35% of the VIP market and 14% of the mass market)

- Galaxy's gaming revenue will be spread across different casinos operated by Galaxy with reference to the quality and location of the casinos, and the number of gaming tables planned

- the basis of the non-gaming revenue has taken into consideration the size and quality of the facilities, location, market competition and the growth in Macau's tourism industry

- the direct gaming expenses will mainly comprise gaming tax of 35%, statutory contribution of 4%, and in line with the industry practices, commission and allowances to promoters of approximately 40% of VIP gaming revenue

- Galaxy's non-gaming expenses are mainly related to its hotel and entertainment facilities, and are estimated by the management of the Company with reference to industry benchmarks

- other operating expenses, including staff costs, administrative and marketing expenses, property related expenses, etc., are based on estimates of KWCM's management with reference to the scale of operations

- capital reserve for major renovation, equipment replacement and expansion is set aside and assumed a 1.5% of the gross revenue

- capital expenditures (which have been estimated after taking into account inflation) relating to building the planned casinos and hospitality operations at future price level are funded internally (principally from operation) and/or externally (principally from debt) sourced cash flow and paid based on normal payment terms with contractors as market participants

- Galaxy is subject to gaming tax plus statutory contributions of 39% on gross gaming revenues but not income tax on the gaming operations; however, there remains a 15% tax on the operating profit of hospitality operations

- there will be no major changes in the current taxation law in Macau in which Galaxy operates, that the rates of tax payable remain unchanged and that all applicable laws and regulations will be complied with

- revenues earned and expenses incurred are received and paid in the same period

- the management of the Company expects that the change in net working capital will continue to be positive over the concession period given the payment term with trade creditors and debtors of both gaming and non-gaming operations. However, on a prudent basis, the cash inflow or outflow from the change in working capital is not included in the Financial Projections of Galaxy

- the availability of finance will not be a constraint on the development growth of operation in accordance with the Financial Projections of Galaxy
- exchange rates and interest rates will not differ materially from those presently prevailing
- Galaxy will retain competent management, key personnel and technical staff to support their ongoing operations

Valuation Methodology

In the appraisal of a business, regardless of their diversity, location or technological complexity, there are three basic approaches to value. The descriptive titles typically attached to these approaches are cost, income and market.

Cost approach establishes value based on the cost of reproducing or replacing the property less depreciation from physical deterioration and functional and economic obsolescence, if present and measurable. Cost approach might be considered the most consistently reliable indication of value for assets without a known used market or separately identifiable cash flows attributable to assets appraisal. Market approach considers prices recently paid for similar assets, with adjustments made to the indicated market prices to reflect condition and utility of the appraised assets relative to the market comparable. Assets for which there is an established used market may be appraised by market approach. Income approach is the conversion of expected periodic benefits of ownership into an indication of value.

In normal circumstances, we (as the appraiser) will consider all three approaches, as any, or perhaps all, may provide reliable measures of value.

To develop our opinion of value, the three generally accepted approaches to value are considered: cost, market and income. While useful for certain purposes, the cost approach is generally not considered applicable to the valuation of a going concern, as it does not capture future earning potential of the business in early stages of development. Thus it was not utilized in the valuation. In forming our opinion we relied upon the market and income approaches to prepare a business enterprise value analysis of Galaxy. We used both approaches for the purpose of a sanity check which is both appropriate and recommended by USPAP. The valuation on Galaxy is done on a "whole-business" basis. The valuation methodologies used have taken into account the increase in turnover (including, the increase in revenue contribution from non-VIP tables), increase in revenue/earnings (especially, profit margin improvement), increase in operating expenses, and additional capital expenditure/commitments of the planned projects and future expansion.

Market Approach — Guideline Company Method

The guideline company method provides an indication of value by relating the market value of publicly-traded comparable companies to measures of their operating results, then applying such multiples to the business being appraised. This method also employs market price data of stocks of corporations engaged in the same or a similar line of business as that of the subject company.

Our calculations and analysis were based on the enterprise value ("EV") and projected operating cash flows before change in working capital for the year of 2009 which is considered as the stabilized year as by then, all the planned major components of Galaxy facilities, — namely StarWorld, Cotai Mega Resort Phase 1, and the 2 new city club casinos — will all have passed the run-in period and come into full year of operation. In this valuation, we defined EV as being market capitalization plus net debt. This definition of EV is generally used in the investment community for the guideline company method and to avoid the distortion of differences in capital structure of comparable companies. This projected operating cash flow before change in working capital is being regarded by the management of the Company as earnings before interest, tax, depreciation and amortization ("EBITDA"). In view of Galaxy's business is largely in cash nature, it is prudent to assume that revenue earned are received and expenses incurred are paid in the same period: as such, there will be no incidental effect on the working capital. Accordingly, the projected operating cash flow before change in working capital will be a good proxy to EBITDA from valuation perspective. The assumption of revenue earned was received and expenses incurred were paid in the same period was made for conservative sake given that casino operation is cash business and the comparable companies have negative working capital requirement based on our research of their latest published accounts. In addition, as the projected operating cash flow of Galaxy before change in working capital was used as the EBITDA proxy, the assumption on changes in working capital will not affect the market approach.

The EBITDA, based on the Financial Projection, is estimated to be HK$2,594,000,000. The EV/EBITDA multiples of comparable companies that we consider were representative of the industry average. The average EV/EBITDA multiple of 10.84 derived from guideline companies was applied to Galaxy in a stabilized year to arrive at the enterprise value of Galaxy on a freely traded basis. In our analysis on the average EV/EBITDA of guideline companies, the EBITDA in 2006 is forecasted by equity analysts and then further extrapolated to 2009 taking into consideration, (i) the year-on-year growth in EBITDA, (ii) projected compound growth rate for 2003–2006 for guideline companies, and (iii) respective stages of development of guideline companies. Five publicly traded companies listed in United States and Hong Kong were selected as comparable companies based on company size, geographic location and similarity of business nature. These comparable companies included MGM Mirage, Caesars Entertainment, Wynn Resorts, Las Vegas Sands and Melco International Development.

Besides, a 20% premium for control was added to and the present value of approximately HK$4.8 billion for the remaining initial investment cost as of the valuation date was subtracted from the business enterprises value devised by the industry average of EV/EBITDA. These adjustments were needed as the indicated value developed through the guideline company method only represented the value at which minority shareholders would be prepared to invest in such a business, whereas an additional value, known as the premium for control, is typically required for the acquisition of a control and cannot reflect the fact that the planned capital investments of Galaxy has not fully been incurred at this stage. As indicated by market data extracted from the Mergerstat Review 2004 and Bloomberg database a 20% of control premium for entertainment sector in the United States is appropriate. Accordingly, the control premium applied to the business enterprise of Galaxy was in line with the market and was considered to be the most relevant and appropriate industry statistics available. There is no similar statistics in Hong Kong for companies of appropriate size sufficient for sampling purpose by industry.

Based on the analysis described above, the indicated value of the business enterprise of Galaxy derived from the market approach was arrived at approximately HK$25.6 billion after the adjustment for lack of marketability (please refer to "Additional Adjustment" paragraph below).

Income Approach — Discounted Cashflow Method

The discounted cashflow method of the income approach explicitly recognizes that the current value of an investment is premised upon the expected receipt of future economic benefits such as periodic income, cost savings, or sale proceeds. Indication of value is developed by discounting future free cash flow available for distribution to shareholders and for servicing debts to the present value at a rate that reflects both the current return requirements of the market and the risks inherent in the specific investment.

The rate at which the annual net cash flows discounted to present value is based on the estimated weighted average cost of capital ("WACC"), which incorporates the cost of equity and debt, weighted by the proportionate amount of each source of capital in the capital structure. The cost of equity for the valuation is developed through the application of the Capital Asset Pricing Model ("CAPM"), which is the most commonly adopted method of estimating the required rate of return for equity. CAPM stated that the cost of equity is the risk-free rate plus a linear function of a measure of systematic risk (also known as Beta) times equity market premium in general. Another component of WACC is cost of debt, which is based on the estimated lending rate of 8%. The WACC is then computed by summing the weighted cost of equity and cost of debt based on the Company's long term debt-to-equity ratio.

With the consideration of the industry systematic risks and non-systematic risks (mostly related to company-specific risk) of the Company, we believed that the discount rate of 10% was appropriate in valuing the business enterprise of Galaxy based on the average estimated required return of the above mentioned five comparable companies plus risk premium for non-systematic risks.

Given that Galaxy's casino operation has been granted a concession period of 20 years from June 2002 or 17.5 years from the valuation date of December 31, 2004, the cashflow stream generated from the current year through to the end of concession period is captured. Nevertheless, its non-gaming operation that includes hotel and entertainment facilities will continue to exist in 2022 and beyond. The cashflow stream generated from the current year through to the end of 2022 is therefore captured. The terminal value is also taken into consideration for non-gaming operation but not for casino operation.

With regard to Galaxy's gaming and non-gaming operations, the present value of discounted cash flows from the current year through to the end of 2022 is estimated to be HK$22,091,000,000. Based on the analysis described above, the indicated value of the business enterprise of Galaxy derived from the income approach was arrived at approximately HK$21.4 billion after the adjustment for lack of marketability (please refer to "Additional Adjustment" paragraph below).

Additional Adjustment

To reflect the relative non-liquidity of the privately held shares in Galaxy as opposed to a publicly traded corporation, a discount of 10% for lack of marketability was applied to reflect the relative non-liquidity of the shares in Galaxy as opposed to a publicly traded corporation. The discount applied in the valuation for lack of marketability was determined by reference to the Mergerstat Review 2004 on the statistics of the median price to earnings ratios ("P/E") offered, for acquisitions of public companies and private companies. The discount was considered to be relevant and appropriate in the business enterprise of Galaxy based on the median P/E of 21.2 offered for public company as opposed to the median P/E of 19.4 paid for a private company in the latest year.

Sensitivity Analysis

We tested the two most important factors to which the value conclusion are most sensitive and covered the most likely range of fluctuations based on our professional judgment. The sensitivity analysis of the business enterprise value of Galaxy based on various discount rates and market multiples is as follow:

	Worst	Base	Optimistic
Discount rate (%)	12.0	10.0	8.0
EV/EBITDA (times)	8.84	10.84	12.84

The indicative value we arrived at for Galaxy was based on the simple average of the values resulting from the market approach and the income approach we adopted in the valuation since no particular approach was more appropriate than the other in this appraisal.

	Worst	Base	Optimistic
Indicative value (HK$'000)	18,669,000	23,544,000	29,301,000

CONCLUSION OF VALUE

Based upon our investigation and analysis as outlined above and on the appraisal method we employed, it is our opinion that the fair market value of the business enterprise of Galaxy Casino S.A., as of December 31 2004, is reasonably stated at the amount of **HONG KONG DOLLARS TWENTY THREE BILLION FIVE HUNDRED AND FORTY FOUR MILLION (HK$23,544,000,000) ONLY.**

We arrive at this conclusion of value on the basis of generally accepted valuation procedures and practices, which rely to considerable extent on use of assumptions and consideration of uncertainties, not all of which can be easily quantified or ascertained.

We have not investigated title to, or on liabilities against, assets appraised.

We certify that we have neither present nor prospective interest in KWCM and KWIH, or on the value conclusion of its business hereby reported on.

Respectfully submitted,
For and on behalf of American Appraisal China Limited

Patrick Wu
President & Managing Director

Ricky Lee, ACCA, ASA
Vice President

Note: Mr. Patrick Wu as Managing Director of American Appraisal China Limited, among others, is also responsible for management review/quality assurance: ensuring compliance with American Appraisal internal Worldwide Practice Policies and Standards and external regulatory requirements.

Mr. Ricky Lee is a member of the Association of Chartered Certified Accountants in the United Kingdom and accredited senior appraiser of the American Society of Appraisers and has been conducting business valuations, which include infrastructure projects and entertainment businesses, in the Greater China region since 1995.

KWCM has received from its reporting accountants, PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, and its financial advisers, UBS Investment Bank, the following letters prepared for inclusion of this Circular in respect of the business valuation of the Galaxy Group.

A. Report from PricewaterhouseCoopers

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong

30 June 2005

The Directors
K. Wah Construction Materials Limited
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

Dear Sirs

We refer to the business valuation dated 30 June 2005 prepared by American Appraisal China Limited ("American Appraisal") in respect of the appraisal of the fair market value of the business enterprise of Galaxy Casino, S. A. and its subsidiaries (collectively "Galaxy") set out on pages 182 to 190 in Appendix II of the circular of K Wah Construction Materials Limited ("KWCM") dated 30 June 2005 (the "Circular").

As stated in the valuation letter set out on pages 182 to 190 of the Circular, the valuation has been arrived at based on a combination of the income approach (discounted cashflow method) and market approach (guideline company method) (hereinafter collectively referred to as the "Valuations"), after taking into account other adjustments which are considered necessary by American Appraisal.

The valuation based on the income approach takes into account the net discounted cash flows of Galaxy during its gaming concession period in Macau from 2005 to June 2022, amounting to HK$22,091 million (the "DCF"). Being a projection of future cash flows, the DCF does not involve the application of any accounting policies adopted or to be adopted by Galaxy. Accordingly, there are no accounting policies for us to report on.

The valuation based on the market approach (the "Market Approach Valuation") takes into account the projected operating cash flows before change in working capital for the year of 2009 extracted from the DCF. This projected operating cash flows is being regarded by the Directors of KWCM as earnings before interest, tax, depreciation and amortisation, amounting to HK$2,594

million (the "EBITDA") on the assumption that the revenues earned and expenses paid will be received and paid in the same period. Accordingly, the EBITDA is considered to be the same as the projected operating cash flows.

The DCF and EBITDA have been prepared using the assumptions, as set out in the valuation letter on pages 184 to 186 of the Circular, for which the Directors of KWCM and Galaxy are solely responsible. The DCF and EBITDA have been prepared for use in the Valuations to derive the fair market value of the business enterprise of Galaxy as at 31 December 2004. Since Galaxy is in a start-up phase, the DCF and EBITDA have been prepared using a set of assumptions that include hypothetical assumptions about future events and actions of the management of KWCM that may or may not necessarily be expected to occur. Consequently, readers are cautioned that the DCF and EBITDA may not be appropriate for purposes other than for deriving the fair market value of the business enterprise of Galaxy as at 31 December 2004. Even if the events anticipated under the hypothetical assumptions occur, actual results are still likely to be different from the DCF and EBITDA since the other anticipated events frequently may or may not occur as expected and the variation may be material.

We conducted our work in accordance with Hong Kong Standard on Assurance Engagements 3000 "Assurance engagements other than audits or reviews of historical financial information" with reference to the procedures under Auditing Guideline 3.341 "Accountants' report on profit forecasts" issued by the Hong Kong Institute of Certified Public Accountants. We examined the arithmetical accuracy of the calculations in arriving at the DCF and EBITDA. Our work has been undertaken solely to assist the Directors of KWCM in evaluating whether the DCF and EBITDA, so far as the calculations and bases and assumptions are concerned, have been properly compiled in accordance with the basis and assumptions made by the Directors of KWCM and Galaxy. Our work does not constitute any valuation of Galaxy.

As set out in the bases and assumptions on pages 184 to 186 of the Circular, the DCF and EBITDA have been prepared based on a number of assumptions, of which the principal assumptions are set out below:

1. The hypothetical assumption that the market conditions of the gaming industry in Macau over a period of 17 years up to June 2022 will be the same as stated in the Valuations. Given the expected rapid expansion of the gaming industry in Macau and the potential impact of the increased competition from other major gaming operators, we were unable to obtain sufficient appropriate evidence to evaluate or express any opinion on the appropriateness of the bases and assumptions made.

2. The hypothetical assumption that the market position of Galaxy in Macau over a period of 17 years up to June 2022 will be the same as stated in the Valuations. Given the limited operational history and the significant scale and scope of the planned projects (including StarWorld, Galaxy Casinos at Cotai City Club and Rio Hotel and Galaxy Cotai Mega Resort) of Galaxy to commence operations during the period from 2006 to 2008 to the Valuations, we were unable to obtain sufficient appropriate evidence to evaluate or express any opinion on the appropriateness of the bases and assumptions made.

3. The hypothetical assumption of the cost structure of the gaming and non-gaming operations over a period of 17 years up to June 2022 will be the same as stated in the Valuations. Given the limited operational history of the gaming operation at Galaxy Casino at Waldo Hotel and the significant scale and scope of the planned projects of Galaxy to commence operations during the period from 2006 and 2008 to the Valuations, we were unable to obtain sufficient appropriate evidence to evaluate or express any opinion on the appropriateness of the bases and assumptions made.

4. The management assumption of sufficient finance will be obtained for the capital expenditure stated in the Valuations. Since the expected finance has not been arranged or confirmed, we were unable to obtain sufficient appropriate evidence to evaluate or express any opinion on the appropriateness of the basis and assumption made.

5. The management assumption of the cash inflow or outflow from the change in working capital is not included in the DCF and EBITDA. The amount of working capital required will depend on the management and the application of funding for working capital. Given the limited operational history and the significance of the planned projects of Galaxy during the period from 2005 to 2009, we were unable to obtain sufficient appropriate evidence to evaluate or express any opinion on the appropriateness of the basis and assumption made.

6. The management assumption of a discount rate of 10% will be applied on the net cash flows of Galaxy during its gaming concession period in Macau from 2005 to June 2022. Given the start up nature of Galaxy's operations in Macau, the inherent uncertainties and risks associated with the growing gaming industry in Macau since its recent liberalisation in gaming concession, we were unable to obtain sufficient appropriate evidence to evaluate or give any opinion on the appropriateness of the assumption made.

Because of the significance of the matters discussed above, we are unable to evaluate the appropriateness of the bases and assumptions used in arriving at the DCF and EBITDA.

Based on the work we have performed, in our opinion, the DCF and EBITDA, so far as the calculations are concerned, have been properly compiled in accordance with the bases and assumptions set out on pages 184 to 186 of the Circular made by the Directors of KWCM and Galaxy.

Our work in connection with the DCF and EBITDA has been undertaken solely for the purpose of reporting under paragraphs 14.62(2) and 14A.59(17) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and for no other purpose. We accept responsibility solely to the Directors of KWCM. We accept no responsibility to any other person in respect of, arising out of or in connection with our work.

Yours faithfully
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

B. Report from UBS Investment Bank

UBS Investment Bank

30 June 2005

The Directors
K. Wah Construction Materials Limited
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

Dear Sirs

We refer to the business valuation prepared by American Appraisal China Limited ("American Appraisal") in relation to the appraisal of the fair market value (the "Valuation") of the business enterprise of Galaxy Casino S.A. ("Galaxy") and the requirements under Rules 14.62 and 14A.59(17)(b) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We note that the Valuation has been developed by American Appraisal through the application of the income approach, known as the discounted cash flow method, and the market approach, known as the guideline companies method.

We also note that American Appraisal in preparing the Valuation took account of financial projections (the "Projections") made by the management of Galaxy. We have discussed with American Appraisal, the management of Galaxy and yourselves the bases and assumptions upon which the Projections have been made. We have also considered the letter dated 30 June 2005 addressed to yourselves from PricewaterhouseCoopers regarding the calculations upon which the Projections have been made.

On the basis of the foregoing and on the bases of the calculations reviewed by PricewaterhouseCoopers, we are of the opinion that the Projections, for which you are responsible, have been made after your due and careful enquiry.

Yours faithfully
For and on behalf of
UBS AG

Glenn Fok
Managing Director

Angus Barker
Executive Director

FINANCIAL STATEMENTS OF THE KWCM GROUP

Set out below is an extract from the audited financial statements of the KWCM Group for the year ended 31 December 2004 (the date to which the latest audited financial statements were made up), together with the comparative figures for the year ended 31 December 2003 with the relevant notes to the annual accounts of KWCM Group. The results for the year ended 31 December 2002 were extracted from the audited financial statements of KWCM Group for the year ended 31 December 2002.

Consolidated Profit and Loss Statement

		Year ended 31 December		
		2004	**2003**	**2002**
	Note	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	3	1,299,143	1,130,894	1,010,999
Cost of sales		(1,248,459)	(1,085,600)	(909,523)
Gross profit		50,684	45,294	101,476
Other revenues	3	21,355	21,527	29,783
Other operating income		27,218	44,132	8,342
Administrative expenses		(54,376)	(48,538)	(52,821)
Other operating expenses		(15,084)	(23,003)	(18,212)
Operating profit	4	29,797	39,412	68,568
Finance costs	5	(3,864)	(5,508)	(7,193)
Share of profits less losses of				
Jointly controlled entities		14,622	6,874	4,439
Associated companies		3,371	998	3,944
Profit before taxation		43,926	41,776	69,758
Taxation (charge)/credit	9	(3,861)	341	(4,414)
Profit after taxation		40,065	42,117	65,344
Minority interests		(6,642)	(1,912)	(3,016)
Profit attributable to shareholders	25	33,423	40,205	62,328
Dividends	11	(25,804)	(25,168)	(24,829)
		HK cents	*HK cents*	*HK cents*
Earnings per share	12	2.6	3.2	5.1

Consolidated Balance Sheet

At 31 December 2004

	Note	2004 HK$'000	2003 HK$'000
Property, plant and equipment	13	787,028	802,153
Jointly controlled entities	16	382,136	237,449
Associated companies	17	18,650	16,098
Other non-current assets	18	272,834	240,727
Non-current assets		1,460,648	1,296,427
Current assets			
Inventories	19	93,175	68,716
Debtors and prepayments	20	547,604	482,310
Tax recoverable		1,938	8,173
Other investments	21	4,217	5,150
Cash and bank balances		170,952	306,354
		817,886	870,703
Current liabilities			
Creditors and accruals	22	341,995	288,923
Current portion of long-term liabilities	26	10,000	10,000
Short-term bank loans, unsecured		—	90,000
Taxation payable		1,396	601
		353,391	389,524
Net current assets		464,495	481,179
		1,925,143	1,777,606
Financed by:			
Share capital	23	129,648	125,893
Reserves	25	1,315,885	1,288,370
Shareholders' funds		1,445,533	1,414,263
Minority interests		154,010	147,891
Long-term liabilities	26	311,580	200,800
Non-current liabilities	27	14,020	14,652
		1,925,143	1,777,606

KWCM Balance Sheet
At 31 December 2004

	Note	2004 HK$'000	2003 HK$'000
Subsidiaries	15	1,714,067	1,488,442
Current assets			
Debtors and prepayments	20	4	8
Tax recoverable		339	1,991
Cash and bank balances		21,179	195,298
		21,522	197,297
Current liabilities			
Creditors and accruals	22	2,189	1,329
Current portion of long-term liabilities	26	10,000	10,000
Short-term bank loans, unsecured		—	90,000
		12,189	101,329
Net current assets		9,333	95,968
		1,723,400	1,584,410
Financed by:			
Share capital	23	129,648	125,893
Reserves	25	1,282,172	1,257,717
Shareholders' funds		1,411,820	1,383,610
Long-term liabilities	26	311,580	200,800
		1,723,400	1,584,410

Consolidated Cash Flow Statement
For the year ended 31 December 2004

	Note	2004 HK$'000	2003 HK$'000
Cash flows from operating activities			
Cash generated from operations	28(a)	21,229	59,415
Hong Kong profits tax refunded/(paid)		6,731	(2,545)
Mainland China income tax paid		(1,996)	(2,037)
Interest paid		(3,864)	(5,508)
Net cash from operating activities		22,100	49,325
Cash flows from investing activities			
Purchase of plant and equipment		(68,894)	(131,287)
Proceeds from sale of plant and equipment		5,883	2,258
Increase in investments in jointly controlled entities		(95,883)	(29,954)
Advances to jointly controlled entities		(37,376)	(5,582)
Deferred expenditure		(4,145)	(20,446)
Decrease in deferred receivable		1,440	2,873
Acquisition of long-term investments		(51,864)	—
Decrease in long-term investments		1,402	—
Acquisition of listed investments		(18,456)	(5,715)
Proceeds from disposal of listed investments		15,563	5,117
Advance to a fellow subsidiary		—	(219,000)
Repayment from a fellow subsidiary		70,000	149,000
Interest received		3,296	9,235
Dividends received from jointly controlled entities		3,223	681
Net cash used in investing activities		(175,811)	(242,820)
Cash flows from financing activities			
Issue of new shares		13,842	—
Net increase in loans from minority shareholders		—	2,053
Draw down of short-term bank loans		—	90,000
Repayment of short-term bank loans		(90,000)	(65,905)
Draw down of long-term bank loans		271,580	429,800
Repayment of long-term bank loans		(160,800)	(219,000)
Dividends paid to shareholders		(17,205)	(16,631)
Dividends paid to minority interests		(851)	(1,104)
Net cash from financing activities	28(b)	16,566	219,213
Net (decrease)/increase in cash and bank balances		(137,145)	25,718
Changes in exchange rates		1,743	(2,426)
Cash and bank balances at beginning of year		306,354	283,062
Cash and bank balances at end of year		170,952	306,354

Consolidated Statement of Changes in Equity
For the year ended 31 December 2004

	Note	2004 HK$'000	2003 HK$'000
At beginning of the year		1,414,263	1,392,570
Changes in exchange rates	25	1,210	(1,881)
Issue of shares upon exercise of share options	23 & 25	13,842	—
Reserve arising on scrip dividends	23 & 25	8,318	8,279
Profit for the year	25	33,423	40,205
Dividends			
Final dividend	25	(12,690)	(12,432)
Interim dividend	25	(12,833)	(12,478)
At end of the year		1,445,533	1,414,263

NOTES TO THE FINANCIAL STATEMENTS

1. Principal accounting policies

(a) *Basis of preparation*

The financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain properties and other investments, and in accordance with Hong Kong Financial Reporting Standards.

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Accounting Standards ("new HKFRSs"), which are effective for accounting periods beginning on or after 1 January 2005. The KWCM Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004. The KWCM Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

The principal accounting policies adopted in the preparation of these financial statements are set out below.

(b) *Basis of consolidation*

The consolidated financial statements include the financial statements of K. Wah Construction Materials Limited and its subsidiaries made up to 31 December and the KWCM Group's attributable share of post-acquisition results and reserves of its jointly controlled entities and associated companies.

Results attributable to subsidiaries, jointly controlled entities and associated companies acquired or disposed of during the year are included in the consolidated profit and loss statement from the date of acquisition or up to the date of disposal as applicable.

The profit or loss on disposal of subsidiaries, jointly controlled entities or associated companies is calculated by reference to the share of net assets at the date of disposal including the attributable amount of goodwill or negative goodwill which remains unamortised, including those previously taken directly to reserves.

Minority interests represent the interest of outside shareholders in the operating results and net assets of subsidiaries.

All significant inter-company transactions and balances within the KWCM Group are eliminated.

(c) *Subsidiaries*

A company is a subsidiary in which the KWCM Group directly or indirectly, holds more than 50% of the issued equity capital for the long-term, or controls more than 50% of the voting power, or controls the composition of the Board of Directors.

In KWCM's balance sheet, investments in subsidiaries are carried at or below cost. Provision is made when, in the opinion of the Directors, there is impairment in value other than temporary in nature. The results of subsidiaries are accounted for by KWCM on the basis of dividend income.

(d) *Jointly controlled entities*

A jointly controlled entity is a joint venture in respect of which a contractual arrangement is established between the participating ventures and whereby the KWCM Group together with the venturer undertake an economic activity which is subject to joint control and none of the venturers has unilateral control over the economic activity.

1. **Principal accounting policies (continued)**

(d) *Jointly controlled entities (continued)*

Jointly controlled entities are accounted for under the equity method whereby the KWCM Group's share of results is included in the consolidated profit and loss statement and the KWCM Group's share of net assets is included in the consolidated balance sheet.

(e) *Associated companies*

An associated company is a company, not being a subsidiary or a joint venture, in which an equity interest is held for the long-term and significant influence is exercised in its management.

Associated companies are accounted for under the equity method whereby the KWCM Group's share of results is included in the consolidated profit and loss statement and the KWCM Group's share of net assets is included in the consolidated balance sheet.

(f) *Goodwill*

Goodwill represents the difference between the cost of an acquisition over the fair values ascribed to the KWCM Group's share of the net assets of the acquired subsidiaries, jointly controlled entities or associated companies at the effective date of acquisition.

Goodwill arising on acquisitions is included in the balance sheet as a separate asset and amortised using the straight-line method over its estimated useful life of not more than twenty years. The carrying amount of goodwill is reviewed annually and provision is only made when, in the opinion of the Directors, there is impairment in value other than temporary in nature.

Where the fair values ascribed to the net assets exceed the purchase consideration, such differences are recognised in the profit and loss statement in the year of acquisition or over the weighted average useful life of those non-monetary assets acquired.

(g) *Property, plant and equipment*

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and provision for impairment in value other than temporary in nature.

Leasehold land and buildings and improvements are depreciated over their respective lease periods using the straight-line method. Other assets are depreciated over their estimated useful lives, using the straight-line method, at the following annual rates:

Plant and machinery	5 to 25%
Other assets	20 to 25%

Major costs incurred in restoring assets to their normal working condition are charged to the profit and loss statement. Improvements are capitalised and depreciated over their expected useful lives to the KWCM Group. The carrying amounts of assets are reviewed regularly. When the estimated recoverable amounts have declined permanently below their carrying amounts, the carrying amounts are written down to their estimated recoverable amounts. Expected future cash flows have been discounted in determining the recoverable amount.

Profit or loss on disposal is determined as the difference between the net sales proceed and the carrying amount of the relevant asset, and is recognised in the profit and loss statement. Upon the disposal of revalued assets, the relevant realised revaluation reserve is transferred directly to revenue reserve.

1. **Principal accounting policies (continued)**

(h) *Investment properties*

Investment properties are interests in land and buildings in respect of which construction work and development have been completed, held for their long-term investment potential and are not occupied by the KWCM Group. Investment properties are carried at fair values, representing their open market value based on professional valuation. A deficit in valuation is charged to the profit and loss statement; an increase is first credited to the profit and loss statement to the extent of valuation deficit previously charged and thereafter is credited to the investment properties revaluation reserve. Upon the disposal of an investment property, any relevant revaluation surplus realised is transferred to the profit and loss statement.

No depreciation is provided on investment properties held on leases of more than twenty years.

(i) *Investments*

Securities intended to be held for identified long-term purpose or strategic reason are included in the balance sheet under non-current assets and are carried at cost less provision. The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such investment will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss statement and is written back to profit and loss statement when the circumstances and events that led to the write-downs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

Securities which are acquired principally for the purpose of generating a profit from short-term fluctuation in prices are included in the balance sheet under current assets and are carried at fair value. The net unrealised gains or losses arising from the changes in fair value of investments are recognised in the profit and loss statement. Profits or losses on disposal of investments, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss statement as they arise.

(j) *Deferred expenditure*

Quarry site development represents costs of constructing infrastructure at the quarry site to facilitate excavation. Overburden removal costs are incurred to bring the quarry site into a condition ready for excavation. These costs are amortised over the estimated useful lives of the quarries and sites concerned using the straight-line method.

Pre-operating costs are expensed as they are incurred.

(k) *Inventories*

Inventories are stated at the lower of cost and net realisable value. Cost calculated on the weighted average basis, comprises materials, direct labour and an appropriate proportion of production overhead expenditure. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(l) *Provisions*

Provisions are recognised when there is a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where a provision is expected to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

1. **Principal accounting policies (continued)**

(m) *Deferred taxation*

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. The principal temporary differences arise from depreciation on property, plant and equipment and tax losses carried forward. Tax rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred taxation assets relating to carry forward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, jointly controlled entities and associated companies, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

(n) *Revenue recognition*

Sales of construction materials are recognised when the goods are delivered and legal title is transferred to customers. Rental income, net of any incentive given to the lessee, is recognised over the periods of the respective leases on a straight-line basis. Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable. Dividend income is recognised when the right to receive payment is certain.

(o) *Leased assets*

Leases where a significant portion of the risk and rewards of ownership are retained by the lessors are classified as operating leases. Rentals payable, net of incentives received from the lessors, under operating leases are charged to the profit and loss statement on a straight-line basis over the lease terms.

(p) *Employee benefits*

Contributions to defined contribution retirement benefit schemes are charged to the profit and loss statement in the year to which the contributions relate.

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the balance sheet date. Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

Provisions for bonus plans due wholly within twelve months after balance sheet date are recognised when the KWCM Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(q) *Borrowing costs*

Interest and related costs on borrowings directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to complete and prepare the asset for its intended use or sale, are capitalised as part of the cost of that asset. All other borrowing costs are charged to the profit and loss statement when they are incurred.

1. **Principal accounting policies (continued)**

(r) *Foreign currencies*

Transactions in foreign currencies during the year are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at rates of exchange ruling at that date. Exchange differences arising are dealt with in the profit and loss statement.

Profit and loss statements of subsidiaries, jointly controlled entities and associated companies expressed in foreign currencies are translated at the weighted average exchange rates for the year and balance sheets are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising from the translation of net investments are taken directly to reserves.

(s) *Cash and cash equivalents*

Cash and cash equivalents comprise cash and bank balances, deposits with banks and financial institutions repayable within three months from the date of placement, less bank overdrafts and advances from banks and financial institutions repayable within three months from the date of advance.

2. Segment information

The KWCM Group is principally engaged in the manufacture, sale and distribution of construction materials. There is no other significant identifiable separate business. In accordance with the KWCM Group's internal financial reporting and operating activities, the primary segment reporting is by geographical segments and a separate business segment is not relevant. Segment assets primarily consist of property, plant and equipment, other non-current assets, inventories, debtors and prepayments, and mainly exclude certain investments. Segment liabilities comprise mainly creditors and accruals. Sales are based on the country in which the customers are located.

A summary of the geographical segments is set out as follows:

Year ended 31 December 2004

	Hong Kong	Mainland China	Total
	HK$'000	*HK$'000*	*HK$'000*
Turnover	461,800	837,343	1,299,143
Other revenues	20,371	984	21,355
Operating profit	9,066	20,731	29,797
Finance costs			(3,864)
Share of profits less losses of			
Jointly controlled entities	—	14,622	14,622
Associated companies	3,371	—	3,371
Profit before taxation			43,926
Taxation charge			(3,861)
Profit after taxation			40,065
Minority interests	—	(6,642)	(6,642)
Profit attributable to shareholders			33,423
Segment assets	814,147	785,984	1,600,131
Jointly controlled entities	3,248	378,888	382,136
Associated companies	18,650	—	18,650
Unallocated assets			277,617
Total assets			2,278,534
Segment liabilities	119,113	223,018	342,131
Minority interests	99,721	54,289	154,010
Unallocated liabilities			336,860
Total liabilities			833,001
Capital expenditure	10,303	62,736	73,039
Depreciation	39,309	37,821	77,130
Amortisation	15,916	2,264	18,180

2. **Segment information (continued)**

A summary of the geographical segments is set out as follows:

Year ended 31 December 2003

	Hong Kong	**Mainland China**	**Total**
	HK$'000	*HK$'000*	*HK$'000*
Turnover	537,482	593,412	1,130,894
Other revenues	20,995	532	21,527
Operating profit	13,831	25,581	39,412
Finance costs			(5,508)
Share of profits less losses of			
Jointly controlled entities	18	6,856	6,874
Associated companies	998	—	998
Profit before taxation			41,776
Taxation credit			341
Profit after taxation			42,117
Minority interests	—	(1,912)	(1,912)
Profit attributable to shareholders			40,205
Segment assets	904,727	584,386	1,489,113
Jointly controlled entities	3,078	234,371	237,449
Associated companies	16,098	—	16,098
Unallocated assets			424,470
Total assets			2,167,130
Segment liabilities	122,666	167,025	289,691
Minority interests	99,697	48,194	147,891
Unallocated liabilities			315,285
Total liabilities			752,867
Capital expenditure	38,184	113,549	151,733
Depreciation	41,670	25,352	67,022
Amortisation	14,897	778	15,675

3. Turnover and other revenues

	2004 HK$'000	2003 HK$'000
Turnover		
Sales of construction materials	1,299,143	1,130,894
Other revenues		
Rental income	13,138	12,292
Interest income		
Loan to a fellow subsidiary *(note 32(b))*	579	5,169
Loan to jointly controlled entities *(note 16)*	981	—
Other receivable	3,940	—
Bank deposits	1,396	2,545
Deferred receivable *(note 18)*	1,321	1,521
	21,355	21,527
	1,320,498	1,152,421

4. Operating profit

	2004 HK$'000	2003 HK$'000
Operating profit is stated after crediting:		
Gain on disposal of operating rights	—	28,260
Foreign exchange gain/(loss)	823	(920)
Write back of revaluation deficit of investment properties	103	—
Amortisation of negative goodwill	632	632
and after charging:		
Depreciation	77,130	67,022
Amortisation		
Quarry site development	1,780	1,284
Overburden removal costs	16,400	14,391
Operating lease rental		
Land and buildings	13,067	12,148
Plant and machinery	—	779
Royalty	5,003	4,275
Auditors' remuneration	1,038	979
Unrealised loss/(gain) of listed investments	933	(2,180)
Loss/(profit) on disposal of listed investments	2,893	(2,372)
Loss on disposal of plant and equipment	1,109	800
Cost of inventories sold	1,141,258	952,187
Staff costs, including Directors' remuneration	163,353	155,295
Impairment of long-term investments	2,880	2,145

5. Finance costs

	2004 HK$'000	2003 HK$'000
Interest expense		
Bank loans and overdrafts	3,864	5,508

6. Directors' remuneration

	2004 HK$'000	2003 HK$'000
Fees	390	440
Salaries and other emoluments	5,836	3,921
Retirement benefits	408	259
	6,634	4,620

The emoluments of individual Directors of KWCM fell within the following bands:

	Number of Directors 2004	2003
Nil–HK$1,000,000	8	7
HK$2,000,001 to HK$2,500,000	3	2
	11	9

Fees paid to independent non-executive Directors amounted to HK$120,000 (2003: HK$240,000) and no other emoluments were paid.

During the year, no option to subscribe for shares (2003: 6,000,000 shares at exercise price of HK$0.514 per share) of KWCM were granted to the Directors. 650,000 options (2003: nil) were exercised by a Director at the exercise price of HK$0.5216.

7. Management remuneration

The five individuals whose emoluments were the highest in the KWCM Group for the year include three (2003: two) Directors whose emoluments are reflected in note 6 above. The emoluments of the remaining two (2003: three) individuals are as follows:

	2004 HK$'000	2003 HK$'000
Salaries and other emoluments	5,040	5,575
Retirement benefits	186	332
	5,226	5,907

7. Management remuneration (continued)

The emoluments of these individuals fell within the following bands:

	Number of employees 2004	2003
HK$1,500,001–HK$2,000,000	—	1
HK$2,000,001–HK$2,500,000	1	2
HK$3,000,001–HK$3,500,000	1	—
	2	3

8. Retirement benefit schemes

The KWCM Group operates two defined contribution schemes in Hong Kong under the Mandatory Provident Fund (MPF) Scheme and Occupational Retirement Scheme Ordinance (ORSO) Scheme for employees depending on circumstance. The KWCM Group makes monthly contributions to the MPF Scheme equal to 5% of the employee's relevant income in compliance with the legislative requirement. The KWCM Group, where applicable, makes contributions to the ORSO Scheme at a rate equal to 5% to 10% of the employee's basic salary after deducting the contributions in respect of the MPF Scheme. The KWCM Group's contributions to the ORSO Scheme may be reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. The assets of the Schemes are held separately from those of the KWCM Group in independently administered funds.

The employees in Mainland China participate in various pension plans organised by the relevant municipal and provincial government under which the KWCM Group is required to make monthly defined contributions to these plans at rates ranging from 8% to 22.5%, dependent upon the applicable local regulations. The KWCM Group has no other obligations for the payment of pension and other post-retirement benefits of employees other than the above payments.

The costs of the retirement benefit schemes charged to the profit and loss statement during the year comprise contributions to the schemes of HK$12,307,000 (2003: HK$13,735,000), after deducting forfeitures of HK$419,000 (2003: HK$82,000), leaving HK$47,000 (2003: HK$57,000) available to reduce future contributions.

9. Taxation (charge)/credit

	2004 *HK$'000*	2003 *HK$'000*
Company and subsidiaries		
Hong Kong profits tax	(78)	(150)
Mainland China income tax	(2,217)	(1,578)
Deferred taxation *(note 27(a))*	—	3,061
	(2,295)	1,333
Jointly controlled entities		
Mainland China income tax	(756)	(848)
Associated companies		
Hong Kong profits tax	(810)	(144)
	(3,861)	341

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits for the year after setting off available taxation losses brought forward. Taxation assessable on profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which those profits arose.

9. Taxation (charge)/credit (continued)

The taxation on the KWCM Group's profit before taxation differs from the theoretical amount that would arise using the applicable taxation rate being the weighted average of rates prevailing in the countries in which the KWCM Group operates, as follows:

	2004 *HK$'000*	2003 *HK$'000*
Profit before taxation	43,926	41,776
Tax calculated at applicable tax rate	(7,978)	(6,070)
Income under tax relief	14,253	15,260
Income not subject to tax	111	373
Expenses not deductible for tax purpose	(2,248)	(3,631)
Utilisation of previously unrecognised tax losses	662	4,686
Tax loss not recognised	(8,984)	(9,923)
Over provision of tax	323	932
Increase in tax on change in tax rate	—	(1,286)
Taxation (charge)/credit	(3,861)	341

10. Profit attributable to shareholders

The profit attributable to shareholders is dealt with in the financial statements of KWCM to the extent of HK$31,573,000 (2003: HK$37,277,000).

11. Dividends

	2004 *HK$'000*	2003 *HK$'000*
Interim scrip dividend with a cash option of 1 cent (2003: 1 cent) per share	12,833	12,478
Proposed final cash dividend of 1 cent (2003: scrip dividend with a cash option of 1 cent) per share	12,971	12,690
	25,804	25,168
The dividends have been partially settled by cash as follows:		
Interim	11,044	6,197
Final	—	6,161
	11,044	12,358

The Board of Directors recommended a final cash dividend of 1 cent (2003: scrip dividend with a cash option of 1 cent) per share. This dividend will be accounted for as an appropriation of revenue reserves in the year ending 31 December 2005.

12. Earnings per share

The calculation of earnings per share is based on the profit attributable to shareholders of HK$33,423,000 (2003: HK$40,205,000) and the weighted average number of 1,276,189,000 shares (2003: 1,247,373,000 shares) in issue during the year.

The diluted earnings per share is not presented as the exercise of the share options outstanding as at 31 December 2004 would not have a dilutive effect on the earnings per share.

13. Property, plant and equipment

KWCM Group

	Leasehold land and buildings HK$'000	Investment properties HK$'000	Leasehold improvements HK$'000	Plant and machinery HK$'000	Other assets HK$'000	Total HK$'000
Cost or valuation						
At 31 December 2003	348,943	42,000	31,983	668,523	262,314	1,353,763
Additions	19,625	—	563	42,448	6,258	68,894
Disposals	—	—	—	(10,588)	(11,891)	(22,479)
Reclassification	(27,940)	27,940	—	—	—	—
Revaluation	—	(4,440)	—	—	—	(4,440)
At 31 December 2004	340,628	65,500	32,546	700,383	256,681	1,395,738
Accumulated depreciation						
At 31 December 2003	46,325	—	22,299	360,423	122,563	551,610
Charge for the year	8,574	—	1,854	42,782	23,920	77,130
Reclassification	(4,543)	4,543	—	—	—	—
Disposals	—	—	—	(6,492)	(8,995)	(15,487)
Revaluation	—	(4,543)	—	—	—	(4,543)
At 31 December 2004	50,356	—	24,153	396,713	137,488	608,710
Net book value						
At 31 December 2004	290,272	65,500	8,393	303,670	119,193	787,028
At 31 December 2003	302,618	42,000	9,684	308,100	139,751	802,153

(a) Leasehold land and buildings are stated at cost or valuation less depreciation as detailed in note 14. Investment properties are held under medium term leases in Hong Kong and were valued at 31 December 2004 on an open market value basis by Vigers Appraisal & Consulting Limited, independent professional valuers.

(b) Leasehold land and buildings with net book values of HK$226,628,000 (2003: HK$231,966,000) have been pledged to secure the KWCM Group's banking facilities.

(c) Other assets comprise barges, furniture and equipment and motor vehicles.

(d) Apart from the properties mentioned under (a) above, all other assets are carried at cost.

14. Leasehold land and buildings

Leasehold land and buildings are held under medium term leases as follows:

	Hong Kong	Outside Hong Kong	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At cost	296,935	43,693	340,628	321,003
At professional valuation 1990	—	—	—	27,940
	296,935	43,693	340,628	348,943

15. Subsidiaries

	KWCM	
	2004	2003
	HK$'000	*HK$'000*
Unlisted shares, at cost	1	1
Loans receivable	300,556	370,556
Amounts receivable	2,103,854	1,776,330
Amounts payable	(673,952)	(642,053)
	1,730,459	1,504,834
Provision	(16,392)	(16,392)
	1,714,067	1,488,442

The loans receivable are unsecured, carry interest at prevailing market interest rate and have no fixed terms of repayment. The amounts receivable and payable are unsecured, interest free and have no fixed terms of repayment.

Details of the subsidiaries which, in the opinion of the Directors, materially affect the results or net assets of the KWCM Group are given in note 36(a).

16. Jointly controlled entities

	KWCM Group	
	2004	2003
	HK$'000	*HK$'000*
Share of net assets	248,243	141,913
Amounts receivable	133,893	95,536
	382,136	237,449

Amounts receivable of HK$42,705,000, of which HK$5,645,000 is secured, carry interest at prevailing market rate and have fixed terms of repayment. The remaining amounts receivable are unsecured, interest free and have no fixed terms of repayment.

Details of jointly controlled entities which, in the opinion of the Directors, materially affect the results or net assets of the KWCM Group are given in note 36(b).

17. Associated companies

	KWCM Group	
	2004	**2003**
	HK$'000	*HK$'000*
Share of net assets	18,650	16,098

Details of associated companies which, in the opinion of the Directors, materially affect the results or net assets of the KWCM Group are given in note 36(c).

18. Other non-current assets

	KWCM Group	
	2004	**2003**
	HK$'000	*HK$'000*
Deferred expenditure		
Overburden removal costs	99,679	114,366
Quarry site development	14,073	13,421
	113,752	127,787
Deferred receivable	6,707	8,147
Long-term investments		
Listed in Hong Kong	972	2,487
Unlisted	151,403	102,306
	152,375	104,793
	272,834	240,727
Market value of listed long-term investments	708	736

Deferred receivable represents advances to various contractors. The advances are secured by assets provided by the contractors, carry interest at prevailing market rate and are repayable by monthly instalments up to 2009. The current portion of the receivable is included under other receivables.

19. Inventories

	KWCM Group	
	2004	**2003**
	HK$'000	*HK$'000*
Aggregates and sand	36,959	24,820
Concrete pipes, piles and blocks	16,762	8,723
Cement	8,750	4,813
Spare parts	22,620	22,861
Consumables	8,084	7,499
	93,175	68,716

The carrying amounts of inventories stated at net realisable value amounted to HK$3,550,000 (2003: HK$1,809,000).

20. Debtors and prepayments

	KWCM Group		KWCM	
	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade debtors *(note (a))*	455,380	345,050	—	—
Loan to a fellow subsidiary *(note (b))*	—	70,000	—	—
Other receivables	32,973	29,330	4	—
Prepayments	59,251	37,930	—	8
	547,604	482,310	4	8

(a) The KWCM Group has established credit policies which follow local industry standards. The KWCM Group normally allows an approved credit period ranging from 30 to 60 days for customers in Hong Kong and 120 to 180 days for customers in Mainland China. These are subject to periodic reviews by management.

The aging analysis of the KWCM Group's trade debtors based on the invoice dates and net of provision for bad and doubtful debts is as follows:

	2004	2003
	HK$'000	*HK$'000*
Within one month	124,282	127,199
Two to three months	153,943	141,138
Four to six months	88,658	57,015
Over six months	88,497	19,698
	455,380	345,050

(b) In July 2002, the KWCM Group granted a guaranteed unsecured revolving loan facility of HK$330 million to a fellow subsidiary. The loan carries interest at 2.38% per annum above three-month HIBOR, with maturity of three years and an option to extend the maturity for further one or two years. The maximum loan outstanding during the year was HK$70 million (2003: HK$219 million).

21. Other investments

	KWCM Group	
	2004	2003
	HK$'000	*HK$'000*
Listed in Hong Kong, at market value	4,217	5,150

22. Creditors and accruals

	KWCM Group		KWCM	
	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade creditors	193,859	138,266	—	—
Other creditors	55,773	62,794	—	—
Accrued operating expenses	87,078	82,052	2,189	1,329
Deposits received	5,285	5,811	—	—
	341,995	288,923	2,189	1,329

The aging analysis of the KWCM Group's trade creditors based on the invoice dates is as follows:

	2004	2003
	HK$'000	*HK$'000*
Within one month	80,834	81,864
Two to three months	62,659	38,658
Four to six months	26,502	9,649
Over six months	23,864	8,095
	193,859	138,266

23. Share capital

	Ordinary shares of HK$0.10 each	*HK$'000*
Authorised:		
At 31 December 2003 and 2004	3,888,000,000	388,800
Issued and fully paid:		
At 31 December 2002	1,243,207,815	124,321
Issued as scrip dividends	15,726,836	1,572
At 31 December 2003	1,258,934,651	125,893
Exercise of share options	26,936,000	2,695
Issued as scrip dividends	10,604,912	1,060
At 31 December 2004	1,296,475,563	129,648

24. Share option scheme

KWCM operates a share option scheme under which options to subscribe for ordinary shares in KWCM are granted to selected executives. At the Annual General Meeting of KWCM held on 30 May 2002, the shareholders approved the adoption of a new share option scheme and termination of the existing share option scheme (which was adopted on 23 June 2000), whereas options granted under the old scheme remain effective. Under the new scheme, share options may be granted to Directors, senior executives or employees of KWCM or its affiliates. Consideration to be paid on each grant of option is HK$1.00. The period within which the shares to be taken up under an option is determined by the Board from time to time, except that such period shall not expire more than 10 years from the date of grant of the option.

Movements in the number of share options outstanding during the year are as follows:

	2004	**2003**
At beginning of year	58,746,000	38,264,000
Granted *(note (a))*	—	20,482,000
Exercised *(note (b))*	(26,936,000)	—
Lapsed *(note (c))*	(11,468,000)	—
At end of year *(note (d))*	20,342,000	58,746,000

(a) *Options granted*

Share options were granted on 28 February 2003 at the exercise price of HK$0.5140 per share and expire on 28 February 2013. Consideration received was HK$67 in 2003 in respect of the share options granted.

24. **Share option scheme (continued)**

(b) ***Options exercised***

Exercise period	Exercise price HK$	Number of shares issued
January 2004	0.5333	130,000
January 2004	0.5216	684,000
February 2004	0.5333	1,500,000
February 2004	0.5216	3,292,000
February 2004	0.5140	300,000
March 2004	0.5333	54,000
March 2004	0.5216	724,000
March 2004	0.5140	3,420,000
April 2004	0.5216	124,000
May 2004	0.5333	270,000
May 2004	0.5216	650,000
June 2004	0.5333	270,000
June 2004	0.5216	200,000
June 2004	0.5140	476,000
July 2004	0.5333	80,000
July 2004	0.5216	216,000
July 2004	0.5140	58,000
August 2004	0.5216	400,000
August 2004	0.5140	404,000
September 2004	0.5333	880,000
September 2004	0.5216	2,196,000
September 2004	0.5140	1,046,000
October 2004	0.5333	706,000
October 2004	0.5216	2,376,000
October 2004	0.5140	4,102,000
November 2004	0.5333	194,000
November 2004	0.5216	622,000
November 2004	0.5140	890,000
December 2004	0.5216	590,000
December 2004	0.5140	82,000
		26,936,000

(c) ***Options lapsed***

Exercise period	Exercise price HK$	Number of share options 2004	2003
20 May 1999 to 19 May 2008	0.5333	3,876,000	—
30 December 2000 to 29 December 2009	0.5216	6,314,000	—
1 March 2004 to 28 February 2013	0.5140	1,278,000	—
		11,468,000	—

24. Share option scheme (continued)

(d) *Outstanding options*

Exercise period	Exercise price	Number of share options	
		2004	2003
	HK$		
Directors			
20 May 1999 to 19 May 2008	0.5333	3,100,000	3,100,000
30 December 2000 to 29 December 2009	0.5216	4,470,000	4,470,000
1 March 2004 to 28 February 2013	0.5140	6,850,000	6,000,000
Employees and others			
20 May 1999 to 19 May 2008	0.5333	1,902,000	9,862,000
30 December 2000 to 29 December 2009	0.5216	2,444,000	20,832,000
1 March 2004 to 28 February 2013	0.5140	1,576,000	14,482,000
		20,342,000	58,746,000

25. **Reserves**

KWCM Group

	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Land and buildings revaluation reserve HK$'000	Revenue reserve HK$'000	Total HK$'000
At 31 December 2003	544,000	4,395	70	27,363	712,542	1,288,370
Changes in exchange rates	—	—	—	—	1,210	1,210
Premium on shares issued	11,147	—	—	—	—	11,147
Shares issued as scrip dividends	(1,060)	—	—	—	—	(1,060)
Reserves arising on scrip dividends	—	—	—	—	8,318	8,318
Profit for the year	—	—	—	—	33,423	33,423
2003 final dividend	—	—	—	—	(12,690)	(12,690)
2004 interim dividend	—	—	—	—	(12,833)	(12,833)
At 31 December 2004	554,087	4,395	70	27,363	729,970	1,315,885
Company and subsidiaries	554,087	4,395	70	27,363	736,281	1,322,196
Jointly controlled entities	—	—	—	—	(12,309)	(12,309)
Associated companies	—	—	—	—	5,998	5,998
	554,087	4,395	70	27,363	729,970	1,315,885
At 31 December 2002	545,572	4,395	70	27,363	690,849	1,268,249
Changes in exchange rates	—	—	—	—	(1,881)	(1,881)
Shares issued as scrip dividends	(1,572)	—	—	—	—	(1,572)
Reserves arising on scrip dividends	—	—	—	—	8,279	8,279
Profit for the year	—	—	—	—	40,205	40,205
2002 final dividend	—	—	—	—	(12,432)	(12,432)
2003 interim dividend	—	—	—	—	(12,478)	(12,478)
At 31 December 2003	544,000	4,395	70	27,363	712,542	1,288,370
Company and subsidiaries	544,000	4,395	70	27,363	731,852	1,307,680
Jointly controlled entities	—	—	—	—	(22,756)	(22,756)
Associated companies	—	—	—	—	3,446	3,446
	544,000	4,395	70	27,363	712,542	1,288,370

25. Reserves (continued)

KWCM

	Share premium	Capital reserve	Capital redemption reserve	Revenue reserve	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 31 December 2003	544,000	235,239	70	478,408	1,257,717
Premium on share issue	11,147	—	—	—	11,147
Shares issued as scrip dividends	(1,060)	—	—	—	(1,060)
Reserves arising on scrip dividends	—	—	—	8,318	8,318
Profit for the year	—	—	—	31,573	31,573
2003 final dividend	—	—	—	(12,690)	(12,690)
2004 interim dividend	—	—	—	(12,833)	(12,833)
At 31 December 2004	554,087	235,239	70	492,776	1,282,172
At 31 December 2002	545,572	235,239	70	457,762	1,238,643
Shares issued as scrip dividends	(1,572)	—	—	—	(1,572)
Reserves arising on scrip dividends	—	—	—	8,279	8,279
Profit for the year	—	—	—	37,277	37,277
2002 final dividend	—	—	—	(12,432)	(12,432)
2003 interim dividend	—	—	—	(12,478)	(12,478)
At 31 December 2003	544,000	235,239	70	478,408	1,257,717

Reserves of KWCM available for distribution to shareholders amount to HK$492,776,000 (2003: HK$478,408,000).

26. Long-term liabilities

	KWCM Group		KWCM	
	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Bank loans				
Secured	—	20,800	—	20,800
Unsecured	321,580	190,000	321,580	190,000
	321,580	210,800	321,580	210,800
Current portion included in current liabilities	(10,000)	(10,000)	(10,000)	(10,000)
	311,580	200,800	311,580	200,800

The bank loans are repayable within the following periods:

Within one year	10,000	10,000	10,000	10,000
Between one to two years	40,000	30,800	40,000	30,800
Between two to five years	271,580	170,000	271,580	170,000
	321,580	210,800	321,580	210,800

27. Non-current liabilities

	KWCM Group	
	2004	**2003**
	HK$'000	*HK$'000*
Deferred taxation liabilities *(note (a))*	13,884	13,884
Negative goodwill *(note (b))*	136	768
	14,020	14,652

(a) *Deferred taxation*

Deferred taxation assets and liabilities are offset when there is a legal right to set off current taxation assets with current taxation liabilities and when the deferred taxation relates to the same authority. The above liabilities shown in the consolidated balance sheet are determined after appropriate offsetting of the relevant amounts.

Deferred taxation is calculated in full on temporary differences under the liability method using applicable tax rates prevailing in the countries in which the KWCM Group operates. Movements on the deferred taxation liabilities/ (assets) are as follows:

	Depreciation allowance	**Tax losses**	**Others**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At 31 December 2002	41,743	(24,169)	(629)	16,945
(Credit)/charge to profit and loss statement	2,387	(5,257)	(191)	(3,061)
At 31 December 2003	44,130	(29,426)	(820)	13,884
(Credit)/charge to profit and loss statement	(4,667)	3,847	820	—
At 31 December 2004	39,463	(25,579)	—	13,884

Deferred taxation assets of HK$32,252,000 (2003: HK$28,508,000) arising from unused tax losses and other temporary differences totalling of HK$165,108,000 (2003: HK$138,359,000) have not been recognised in the accounts. Unused tax losses of HK$121,008,000 (2003: HK$81,162,000) have no expiry date and the balance will expire at various dates up to and including 2010.

(b) *Negative goodwill*

	KWCM Group	
	2004	**2003**
	HK$'000	*HK$'000*
Cost	2,663	2,663
Accumulated amortisation	(2,527)	(1,895)
At end of the year	136	768

28. Notes to consolidated cash flow statement

(a) *Reconciliation of operating profit to cash generated from operations*

	2004 HK$'000	2003 HK$'000
Operating profit	29,797	39,412
Depreciation	77,130	67,022
Write back of revaluation deficit of investment properties	(103)	—
Loss on disposal of plant and equipment	1,109	800
Loss/(profit) on disposal of listed investments	2,893	(2,372)
Unrealised loss/(gain) on listed investments	933	(2,180)
Impairment of long-term investments	2,880	2,145
Interest income	(8,217)	(9,235)
Amortisation of deferred expenditure	18,180	15,675
Amortisation of negative goodwill	(632)	(632)
Operating profit before working capital changes	123,970	110,635
Increase in inventories	(24,459)	(26,091)
Increase in debtors and prepayments	(135,294)	(51,651)
Increase in creditors and accruals	57,012	26,522
Cash generated from operations	21,229	59,415

(b) *Analysis of changes in financing*

	Share capital and premium HK$'000	Bank loans HK$'000	Minority interests HK$'000	Total HK$'000
As 31 December 2003	669,893	300,800	147,891	1,118,584
Changes in exchange rates	—	—	328	328
Minority share of profits for the year	—	—	6,642	6,642
Cash inflow/(outflow) from financing	13,842	20,780	(851)	33,771
At 31 December 2004	683,735	321,580	154,010	1,159,325
As 31 December 2002	669,893	65,905	145,334	881,132
Changes in exchange rates	—	—	(304)	(304)
Minority share of profits for the year	—	—	1,912	1,912
Cash inflow from financing	—	234,895	949	235,844
At 31 December 2003	669,893	300,800	147,891	1,118,584

29. Capital commitments

	KWCM Group	
	2004 HK$'000	2003 HK$'000
Contracted but not provided for	75,198	51,339

30. Operating lease commitments

The future aggregate minimum lease rental expense in respect of land and buildings under non-cancellable operating leases is payable in the following periods:

	KWCM Group	
	2004	**2003**
	HK$'000	*HK$'000*
First year	7,497	7,339
Second to fifth years inclusive	24,843	23,743
After the fifth year	22,696	30,638
	55,036	61,720

31. Operating lease rental receivable

The future aggregate minimum lease rental income in respect of land and buildings under non-cancellable operating leases is payable in the following periods:

	KWCM Group	
	2004	**2003**
	HK$'000	*HK$'000*
First year	13,444	11,876
Second to fifth years inclusive	47,952	39,408
After the fifth year	20,525	30,377
	81,921	81,661

32. Related party transactions

Significant related party transactions carried out in the normal course of the KWCM Group's business activities during the year are as follows:

(a) Sales of aggregates to an associated company amounted to HK$18,640,000 (2003: HK$16,375,000). These were made at prices and terms no less than those charged to other third party customers of the KWCM Group.

(b) The KWCM Group receives interest income of HK$579,000 (2003: HK$5,169,000) in respect of loan advanced to a fellow subsidiary as detailed in note 20(b).

(c) Rental income from an associated company amounted to HK$9,737,000 (2003: HK$9,691,000) based on the terms of rental agreement between the parties.

33. Contingent liabilities

KWCM has executed guarantees in favour of banks in respect of facilities granted to subsidiaries amounting to HK$289,804,000 (2003: HK$291,516,000), of which HK$104,792,000 (2003: HK$108,490,000) have been utilised.

34. Holding company and ultimate holding company

At 31 December 2004, KWCM was a 65.8% owned subsidiary of Sutimar Enterprises Limited, incorporated in the British Virgin Islands, which is a wholly owned subsidiary of K. Wah International Holdings Limited, incorporated in Bermuda.

34. Holding company and ultimate holding company (continued)

The Directors regard K. Wah International Holdings Limited as being the ultimate holding company.

35. Approval of accounts

The financial statements were approved by the Board of Directors on 3 March 2005.

36. Principal subsidiaries, jointly controlled entities and associated companies

(a) *Subsidiaries*

Name of company	Principal place of operation	Issued share capital: Number of ordinary shares	Issued share capital: Number of non-voting deferred shares	Issued share capital: Par value per share *HK$*	Percentage of equity held by the KWCM Group	Principal activities
Incorporated in Hong Kong						
Barichon Limited	Hong Kong	3,000,000	—	1	99.93	Sale and distribution of concrete pipes
Brighten Lion Limited	Hong Kong	2	—	1	100	Provision of finance
Chelsfield Limited	Hong Kong	2,111,192	—	10	100	Investment holding
Citifair Asia Limited	Hong Kong	10	—	1	100	Investment holding
Construction Materials Limited	Hong Kong	30,000	—	10	100	Sale of aggregates
Doran (Hong Kong) Limited	Hong Kong	1,000	—	10	100	Sale and distribution of concrete pipes
K. Wah Concrete Company Limited	Hong Kong	2	1,000	100	100	Manufacture, sale and distribution of ready-mixed concrete
K. Wah Construction Materials (Hong Kong) Limited	Hong Kong	2	2	10	100	Provision of management services
K. Wah Construction Products Limited	Hong Kong	2	1,000	100	100	Manufacture, sale and distribution of concrete products
K. Wah Materials Limited	Hong Kong	28,080,002	—	1	100	Trading

36. Principal subsidiaries, jointly controlled entities and associated companies (continued)

(a) *Subsidiaries (continued)*

Name of company	Principal place of operation	Issued share capital: Number of ordinary shares	Issued share capital: Number of non-voting deferred shares	Issued share capital: Par value per share	Percentage of equity held by the KWCM Group	Principal activities
				HK$		
K. Wah Quarry Company Limited	Hong Kong	2	100,000	100	100	Sale of aggregates
K. Wah Stones (Zhu Hai) Company Limited	Zhuhai	2	1,000	10	100	Quarrying
K. Wah Trading and Development Limited	Hong Kong	2	2	10	100	Trading
KWP Quarry Co. Limited	Hong Kong	9,000,000	—	1	63.5	Quarrying
Lightway Limited	Hong Kong	2	2	1	100	Property investment
Master Target Limited	Hong Kong	2	—	1	100	Investment holding
Quanturn Limited	Hong Kong	2	—	1	100	Equipment leasing
Rainbow Country Limited	Hong Kong	2	—	1	100	Investment holding
Rainbow Mark Limited	Hong Kong	100	—	1	95	Investment holding
Rainbow States Limited	Hong Kong	2	—	1	100	Investment holding
Star Home Limited	Hong Kong	2	—	1	100	Investment holding
Triconville Investments Limited	Hong Kong	10	—	1	100	Investment holding

36. Principal subsidiaries, jointly controlled entities and associated companies (continued)

(a) *Subsidiaries (continued)*

Name of company	Principal place of operation	Registered capital	Percentage of equity held by the KWCM Group	Principal activities
Incorporated in Mainland China				
Wholly-owned foreign enterprise				
Doran Construction Products (Shenzhen) Co., Ltd	Shenzhen	HK$10,000,000	100	Manufacture, sale and distribution of concrete pipes
K. Wah Construction Products (Shenzhen) Co., Ltd.	Shenzhen	US$1,290,000	100	Manufacture, sale and distribution of concrete pipes
K. Wah Consultancy (Guangzhou) Co., Ltd.	Guangzhou	HK$1,560,000	100	Provision of management services
K. Wah Consultancy (Shanghai) Co., Ltd.	Shanghai	US$350,000	100	Provision of management services
K. Wah Quarry (Huzhou) Co., Ltd.	Huzhou	US$4,250,000	100	Quarrying
Shanghai K.Wah Qingsong Concrete Co. Ltd.	Shanghai	US$2,420,000	100	Manufacture, sale and distribution of ready-mixed concrete
Shenzhen K. Wah Concrete Piles Company Limited (深圳嘉華混凝土管樁有限公司)	Shenzhen	US$2,100,000	100	Manufacture, sale and distribution of concrete piles
Cooperative joint venture				
Beijing Shoujia Stone Co., Ltd.	Beijing	US$1,080,000	55	Quarrying
Beijing K.Wah GaoQiang Concrete Co. Ltd.	Beijing	US$2,450,000	100	Manufacture, sale and distribution of ready-mixed concrete
K. Wah Materials (Huidong) Ltd.	Huidong	US$2,800,000	100	Quarrying
Nanjing K. Wah Concrete Co., Ltd.	Nanjing	US$1,330,000	100	Manufacture, sale and distribution of ready-mixed concrete

36. Principal subsidiaries, jointly controlled entities and associated companies (continued)

(a) *Subsidiaries (continued)*

Name of company	Principal place of operation	Registered capital	Percentage of equity held by the KWCM Group	Principal activities
Shanghai Beicai Concrete Co., Ltd.	Shanghai	RMB31,500,000	100	Manufacture, Sale and distribution of ready-mixed concrete
Shanghai Jiajian Concrete Co., Ltd.	Shanghai	RMB17,400,000	60	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Jia Shen Concrete Co., Ltd.	Shanghai	RMB4,400,000	100	Manufacture, sale and distribution of ready-mixed concrete
Shanghai K. Wah Concrete Co., Ltd.	Shanghai	RMB10,000,000	100	Manufacture, sale and distribution of ready-mixed concrete and provision of quality assurance service
Shanghai K. Wah Concrete Piles Co., Ltd.	Shanghai	US$2,500,000	100	Manufacture, sale and distribution of concrete piles
Equity joint venture				
Shanghai Ganghui Concrete Co., Ltd.	Shanghai	US$4,000,000	60	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Jiafu Concrete Co., Ltd.	Shanghai	US$1,400,000	55	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Xin Cai Concrete Co., Ltd.	Shanghai	US$2,100,000	99	Manufacture, sale and distribution of ready-mixed concrete

36. Principal subsidiaries, jointly controlled entities and associated companies (continued)

(a) *Subsidiaries (continued)*

Name of company	Principal place of operation	Issued share capital: Number of ordinary shares	Issued share capital: Par value per share	Percentage of equity held by the KWCM Group	Principal activities
Incorporated in the British Virgin Islands					
Eternal Profits International Limited	Hong Kong	10	US$1	100	Property investment
Fairlight Investments Limited	Hong Kong	10	US$1	100[(1)]	Investment holding
High Regard Investments Limited	Hong Kong	20	US$1	100	Investment holding
Latent Developments Limited	Hong Kong	10	US$1	100	Investment holding
Profit Access Investments Limited	Hong Kong	10	US$1	100	Investment holding
Prosperous Fields Limited	Hong Kong	10	US$1	100	Investment holding
Taksin Profits Limited	Hong Kong	17	US$1	100	Investment holding
Woodland Assets Limited	Hong Kong	10	US$1	100	Investment holding
Incorporated in Macau					
K. Wah (Macao Commercial Offshore) Company Limited	Macau	1 quota	MOP100,000	100	Trading

(1) wholly owned and directly held by KWCM

36. Principal subsidiaries, jointly controlled entities and associated companies (continued)

(b) *Jointly Controlled Entities*

Name of company	Principal place of operation	Registered capital	Percentage of equity held by the KWCM Group	Principal activities
Incorporated in Mainland China				
Anhui Masteel K. Wah New Building Materials Co., Ltd.	Maanshan	US$4,290,000	30	Manufacture, sale and distribution of slag
Beijing Shougang K. Wah Construction Materials Co. Ltd.	Beijing	RMB50,000,000	40	Manufacture, sale and distribution of slag
Guangzhou K. Wah Nanfang Cement Limited	Guangzhou	RMB100,000,000	50	Manufacture, sale and distribution of cement
Shanghai Bao Jia Concrete Co., Ltd.	Shanghai	US$4,000,000	50	Manufacture, sale and distribution of ready-mixed concrete
Maanshan Masteel K.Wah Concrete Co. Ltd.	Maanshan	US$2,450,000	30	Manufacture, sale and distribution of ready-mixed concrete
Yunnan Kungang & K. Wah Cement Construction Materials Co. Ltd.	Kunming	RMB300,000,000	30	Manufacture, sales and distribution of cement and slag
Guangdong Shaogang Jia Yang New Materials Co. Ltd.	Shaoguan	US$6,000,000	35	Manufacture, sale and distribution of slag

(c) *Associated Companies*

Name of company	Principal place of operation	Issued share capital Number of ordinary shares	Issued share capital Par value per share *HK$*	Percentage of equity held by the KWCM Group	Principal activities
Incorporated in Hong Kong					
Tarmac Asphalt Hong Kong Limited	Hong Kong	1,100,000	10	20	Manufacture, sale and distribution and laying of asphalt

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE YEARS ENDED 31 DECEMBER 2004

(A) Operating Results Analysis

A geographical analysis of the KWCM Group's operating results for the three years ended 31 December 2004 is set out below:

	2002	2003	2004
	HK$'000	*HK$'000*	*HK$'000*
Turnover			
Hong Kong	553,060	537,482	461,800
Mainland China	457,939	593,412	837,343
	1,010,999	1,130,894	1,299,143
Operating Profit			
Hong Kong	50,495	13,831	9,066
Mainland China	18,073	25,581	20,731
	68,568	39,412	29,797
Profit before taxation			
Hong Kong	49,685	10,208	12,437
Mainland China	20,073	31,568	31,489
	69,758	41,776	43,926

Year ended 31 December 2003 compared with year ended 31 December 2002

Overview

Turnover and profit before taxation for the year ended 31 December 2003 were HK$1,131 million and HK$42 million, as compared to HK$1,011 million and HK$70 million for the year ended 31 December 2002, respectively. The KWCM Group's turnover was slightly higher than 2002 but the profit before taxation decreased by approximately 40% from 2002 due to deteriorating market environment in Hong Kong.

Despite additional contribution from the gradual phasing in of certain new projects in the Mainland China, the profit of the KWCM Group as a whole decreased as compared to 2002.

Business in Hong Kong

In 2003, the economy of Hong Kong further worsened due to the outbreak of SARS and the war in Iraq. However, with the initiatives taken by the Central Government, there were signs that the local economy had begun to regain luster in the last quarter of 2003.

Notwithstanding such a difficult environment, the KWCM Group achieved a comparatively satisfactory performance among the industry in Hong Kong for the year. Besides maintaining a cost-efficient operation, the KWCM Group continued to explore new business opportunities to enhance our profit contribution. Capitalising on its sound track record among the industry as well as its reputation in terms of product quality and customer services, the KWCM Group successfully extended its ready-mixed concrete business to Daya Bay, Huidong and was awarded the ready-mixed concrete supply contract for the CNOOC and Shell Petrochemical Complex at Huizhou. Furthermore, a pile factory was set up in Shenzhen during the year and production commenced in February 2004 supplying concrete piles to nearby markets.

The KWCM Group is environmentally-minded and continued to explore business opportunities in environmentally friendly products. In July 2003, the KWCM Group had entered into a contract with Hong Kong Polytechnic University for the manufacture of paving blocks designed by the University using recycled construction materials. Production of these paving blocks commenced and are now being supplied to the market.

The rehabilitation works of KWP Quarry Co. Limited at Anderson Road Quarry in which the KWCM Group has a 63.5% interest is proceeding in accordance with the planned schedule. The subsidiary met the third milestone on time in accordance with the contract with the Hong Kong SAR Government.

The KWCM Group will continue to seize business opportunities in the emerging market along the Pearl River Delta area.

Business in Mainland China

The success of the KWCM Group's expansion strategy in Mainland China has built a solid platform for the KWCM Group to maintain a continued growth in future. The new projects which commenced operation as planned, have provided additional contribution to the KWCM Group during the year. In addition to the joint venture set up with Maanshan Masteel for the manufacturing of slag, the KWCM Group has also entered into agreements with Shougang Group, Guangdong Shaoguan Iron and Steel Group and Kunming Iron and Steel Group to set up joint ventures in Beijing, Shaoguan and Kunming, respectively, for the manufacture of slag. When all these joint ventures gradually come into operation, the KWCM Group will become one of the largest suppliers of slag in the Mainland China and it is envisaged that all these projects will bring in good contribution to the KWCM Group.

The sales volume of its Shanghai operations continued to grow as compared to 2002. The KWCM Group's wholly owned quarry in Huzhou began supplying aggregates to the Shanghai market during the year. This will enhance the competitiveness of its Shanghai ready-mixed concrete operation, which help to strengthen the KWCM Group's leading position in the industry.

In order to capitalise on the growing ready-mixed concrete market in Nanjing and Maanshan, the KWCM Group set up ready-mixed concrete plants in these areas during the year. Both plants brought in satisfactory profit contribution to the KWCM Group. The performance of the KWCM Group's pile factory in Shanghai, which commenced operation in early 2003, was satisfactory and has made contribution to the KWCM Group.

The KWCM Group's quarry operation in Beijing, the Beijing Shoujia Stone Co., Ltd., in which the KWCM Group has a 55% interest, has achieved an increase both in sales volume and profit contribution. With the Beijing 2008 Olympic Games, massive housing projects and associated infrastructure works have resulted in a surge in demand for good quality ready-mixed concrete in Beijing. To seize such valuable opportunity, the KWCM Group set up a ready-mixed concrete plant, Beijing K. Wah Gaoqiang Concrete Co., Ltd., to serve the growing market in Beijing. The operation commenced production in 2003 and the performance was satisfactory. The KWCM Group will continue to look for suitable investment opportunities in the area in order to broaden its income base.

In Guangzhou, the market conditions improved during the year although they remained competitive. The KWCM Group's cement operation, Guangzhou K. Wah Nanfang Cement Limited, in which the KWCM Group has a 50% interest recorded a satisfactory result in 2003. Both turnover and profit contribution have increased over 2002.

Technology Investment

According to the strategic mandate, the KWCM Group continued to maintain a balanced investment portfolio similar to that of 2002 and the total investments at 31 December 2003 stood at approximately HK$116 million, same as 2002.

Year ended 31 December 2004 compared with year ended 31 December 2003

Overview

Turnover and profit attributable to shareholders for the year ended 31 December 2004 were HK$1,299 million and HK$33 million, as compared to HK$1,131 million and HK$ 40 million for the year ended 31 December 2003, respectively. The KWCM Group's turnover was slightly higher than that of 2003 but the profit attributable to shareholders decreased by approximately 17% from 2003. The profit attributable to shareholders in 2003 included a gain on disposal of operating rights of HK$28 million. Excluding such gain, the profit in 2004 improved over 2003. The gradual phasing in of new projects in Mainland China brought in an additional contribution to the KWCM Group.

Business in Hong Kong

As the economy of Hong Kong revitalised during the year, the overall sentiment has continued to improve. Unemployment rate peaked and began to drop, while the property market showed an encouraging growth during the year. The improving business environment certainly benefited most sectors of the economy and yet the construction activities remained at a low level. In 2004, the construction materials business in Hong Kong faced declining demand as the number of household flats completed during the year was substantially fewer than in prior years. Despite such a challenging business environment, the KWCM Group was able to achieve its objective to deliver a stable operating income. These results, reached in a declining market demand situation, once again reflect the KWCM Group's ability to continuously improve its operational efficiency.

The KWCM Group's ready-mixed concrete operation at Hui Dong Daya Bay commenced operation in 2003 made satisfactory profit contribution this year and the pile factory commenced production in February 2004 achieved the target and successfully established a stable customer base in the nearby markets.

The rehabilitation work of KWP Quarry Co., Limited at Anderson Road Quarry in which the KWCM Group has a 63.5% interest is proceeding in accordance with planned schedule.

With the continuous improving economy in Hong Kong and the growing development in the Pan Pearl River Delta area, it is envisaged that the profit contribution of the region will further improve in the coming years.

The KWCM Group will continue to grip business opportunities both in Hong Kong and the Pan Pearl River Delta area.

Business in Mainland China

The KWCM Group's expansion strategy in Mainland China begun to deliver results during the year 2004 as it accounted for more than 50% of the KWCM Group's turnover and profit contribution in 2004. The new projects proceeded as planned during the year. When all these projects gradually come on stream, it will enable the KWCM Group to have a continuous profit growth in future.

The austerity measure introduced by the Central Government helped to stabilise the rapid rising raw material prices in the first half of the year, thus restoring the profit margin of its operations on the Mainland China the KWCM Group's ready-mixed concrete operations in Shanghai, Nanjing and Maanshan have all made profit contribution to the KWCM Group during the year. Its quarry at Huzhou achieved the target performance and is now supplying aggregates to its ready-mixed concrete plants and pile factory in Shanghai. The joint venture with Maanshan Iron and Steel Group for the manufacture and sale of slag commenced operation as planned.

The KWCM Group's cement operation in Guangzhou, Guangzhou K.Wah Nanfang Cement Limited, in which the KWCM Group has a 50% interest, expanded its production facilities to capture the increasing local market demand. The operation continued to deliver good profit contribution for the year. The plant set up work of the joint venture with Guangdong Shaoguan Iron and Steel Group for manufacture and sales of slag in which the KWCM Group has a 35% interest has been completed and was scheduled for commissioning very shortly.

The KWCM Group's ready-mixed operation in Beijing continued to grow during the year and made profit contribution to the KWCM Group. The joint venture with Shouguan Group for the manufacture and sale of Slag in which the KWCM Group has 40% interest commenced operation during the year and made profit contribution to the KWCM Group.

In August 2004, the KWCM Group entered into an agreement with Kunming Iron and Steel Group to set up a joint venture for the manufacture and sale of cement and slag in which the KWCM Group has a 30% interest. Operation of the joint venture commenced as planned during the year.

Technology Investment

The KWCM Group continued to maintain a balanced investment portfolio similar to that of 2003 and the total investment at 31 December 2004 was HK$115 million, similar to 2003.

(B) Financial Position, Gearing Ratio, Liquidity and Financial Resources

	2002	2003	2004
	HK$'000	*HK$'000*	*HK$'000*
Assets			
Non-current Assets	1,193,491	1,296,427	1,460,648
Current assets excluding Cash and bank balances	409,200	564,349	646,934
Cash and bank balances	283,062	306,354	170,952
Current portion of long-term liabilities	—	(10,000)	(10,000)
Short-term bank loans	(65,905)	(90,000)	—
Other current liabilities	(263,599)	(289,524)	(343,391)
Gross assets employed	1,556,249	1,777,606	1,925,143
Sources of funding			
Share Capital	124,321	125,893	129,648
Reserves	1,268,249	1,288,370	1,315,885
Minority interests	145,334	147,891	154,010
Long-term liabilities	—	200,800	311,580
Non-current liabilities	18,345	14,652	14,020
	1,556,249	1,777,606	1,925,143

The financial position of the KWCM Group continuously improved during the three years ended 31 December 2004. The shareholders' funds increased by 1.5% in 2003 as compared to 2002 and 2.3% in 2004 as compared to 2003. The KWCM Group's gross assets employed increased by 14% in 2003 as compared to 2002 and 8% in 2004 as compared to 2003.

The gearing ratio, defined as the ratio of total loans outstanding less cash and bank balances to total assets, was maintained at a satisfactory level of 7% at 31 December 2004 and the KWCM Group was practically debt free both at 31 December 2002 and 31 December 2003. KWCM has given guarantees in favour of banks in respect of facilities extended to its subsidiaries amounting to HK$289,804,000 in 2004 (2003: HK$291,516,000; 2002: HK$299,370,000) of which HK$104,792,000 (2003: HK$108,490,000; 2002: HK$154,805,000) had been used.

The KWCM Group maintained a satisfactory cash position for the three years ended 31 December 2004. The KWCM Group's liquidity remains strong and the KWCM Group has sufficient cash and available banking facilities to meet its commitment, working capital requirements and future assets acquisition.

The KWCM Group continues to adopt a conservative treasury policy with all bank deposits in either Hong Kong dollars, United States dollars or in the local currencies of the operating subsidiaries, keeping a low exposure to foreign exchange risks. All of the KWCM Group's borrowings are in either Hong Kong dollars or Renminbi. Forward foreign contracts are utilised when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposure. The KWCM Group has not engaged in the use of other derivative products.

Other information on the KWCM Group

(A) *Employees*

The KWCM Group, excluding associated companies and jointly controlled entities, employed over 2,000 employees at the end of 2004 (2003: 1,960 employees, 2002: 1,400 employees) in Hong Kong and Mainland China. Employee costs, excluding Directors' emoluments, amounted to HK$156 million. (2003: HK$151 million, 2002: HK$138 million)

The KWCM Group recruits and promotes individuals based on their competencies, merit and development potential and ensures remuneration packages are competitive. The KWCM Group implemented a share option scheme for executives from 1991 following approval by its shareholders for the purpose of providing competitive package and long term retention of management talents. Likewise in Mainland China, employees' remuneration is commensurate with market levels with emphasis on provision of training and development opportunities.

(B) *Human and Organisation Development*

The KWCM Group promotes learning by sponsoring employees to attend external and internal training courses in a wide range of areas such as knowledge of the KWCM Group and its businesses, business integrity and ethics, presentation and technical skills, quality awareness and safety, language and computer software applications in addition to tailor-made management development programs.

To augment the KWCM Group's present expansion, localisation plan and future development in Mainland China, the KWCM Group continues with its Management Trainee Program to recruit high potential graduates and develop them to be its future managers. In alliance with Tongji University, Shanghai, a training plan was formulated to upgrade and strengthen the technical and managerial competencies of its technical, middle and senior managerial employees.

To operate more effectively, the KWCM Group also to promotes greater transparency, delegation, ownership and better decision making among its senior management team.

(C) *Health, Safety and Environment*

Health, safety and environmental protection ("HSE") are integral parts of the KWCM Group's business. It is a shared initiative between KWCM and all those concerned to give due consideration to stakeholders' HSE needs in its operations.

The KWCM Group applies both international and local standards and practices aimed at providing a safe and healthy workplace for its employees, and protecting the environment. The KWCM Group implements a comprehensive HSE system with a range of initiatives that include promoting safe and green working practices, managing hazards and environmental impacts that might arise, and providing training to its employees.

In 2004 the KWCM Group successfully reduced the frequency rate (the number of lost time injuries per 100,000 work hours) of Hong Kong operations by 75% from 0.8 in 2000 to 0.2 in 2004. The KWCM Group also deployed the system in its Mainland China operations.

INDEBTEDNESS OF KWCM GROUP

As at the close of business on 30 April 2005, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the KWCM Group had outstanding borrowings of approximately HK$446,859,000, comprising bank loans of approximately HK$357,200,000 (in which secured bank loans are of approximately HK$157,400,000 and unsecured bank loans are of approximately HK$199,800,000, respectively) and unsecured loans from minority shareholders of subsidiaries of approximately HK$89,659,000. The aggregate amount repayable at 30 April 2005 is as follows:

	HK$'000
Bank loans repayable	
Within one year	250,500
Between one and two years	87,500
Between two and five years	19,200
	357,200
Loans from minority shareholders of subsidiaries	
Repayable on demand	89,659
	446,859

Leasehold land and buildings with a net book value of HK$224,849,000 have been pledged to secure the KWCM Group's banking facilities.

A wholly-owned subsidiary of KWCM has given a several counter-guarantee amounting to HK$103,774,000 in respect of a guarantee provided by a shareholder of an unlisted investee company on the banking facilities granted to the unlisted investee company of the KWCM Group in Mainland China. This counter-guarantee was given pursuant to an amendment agreement to a joint venture contract entered by it in February 2004 in respect of its acquisition of 10% equity interest in the unlisted investee company. These facilities have been fully utilised as at 30 April 2005. The amount of this counter-guarantee represents about 6.6% of the total banking facilities granted to the investee company, which is less than the KWCM Group's proportional equity share in that company.

As at 30 April 2005, save as disclosed in this Circular and apart from intra-group liabilities, the KWCM Group did not have any debt securities issued and outstanding, or authorised/otherwise created but un-issued, any term loans (secured, unsecured, guaranteed or not), any other borrowings or indebtedness in the nature of borrowing including bank overdrafts and liabilities under acceptances (other than normal trade bills) or acceptance credits or hire purchase commitments (whether secured/unsecured, guaranteed or not), any mortgages and charges, any contingent liabilities or guarantees.

Foreign currency amounts have been translated into Hong Kong dollars at the rates of exchange prevailing at the close of business on 30 April 2005.

Property interests held by the KWCM Group

The KWCM Group's property interests as at 31 March 2005 have been valued by independent valuers. The text of the letter valuation summary and valuation certificates in connection with the aforesaid property interests are set out in Appendix IX of this circular.

The statement below shows the reconciliation of property interests from the audited consolidated financial statements as at 31 December 2004 to the unaudited consolidated management accounts as at 31 March 2005 (the effective date of the valuation):

	HK$'000	*HK$'000*
Net book value as at 31 December 2004		355,772
Movement for the three months ended 31 March 2005		
Additions		794
Depreciation		(1,915)
Net book value as at 31 March 2005		354,651
Gross valuation surplus	2,181	
Gross valuation deficit *(note)*	(39,332)	
Net valuation deficit		(37,151)
Valuation as at 31 March 2005 per Appendix IX		317,500

KWCM confirms that there is no change in the KWCM Group's property interests since 31 March 2005 (being the effective date of the valuation).

Note: The valuation deficit is attributable to cost of structures in the Mainland China presently in active use for office and production by KWCM Group and are of "no commercial value" for the purpose of property valuation because it was tailor-made for internal use of the KWCM Group. Such assets are stated on the balance sheet at cost less accumulated depreciation at a net book value of approximately HK$39,332,000 as at 31 March 2005.

INDEBTEDNESS OF ENLARGED KWCM GROUP

As at the close of business on 30 April 2005, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Enlarged KWCM Group had outstanding borrowings of approximately HK$797,165,000, comprising bank loans of approximately HK$674,200,000 (in which secured bank loans are of approximately HK$474,400,000 and unsecured bank loans are of approximately HK$199,800,000 respectively), unsecured other loans from related companies of approximately HK$32,863,000 (which are non-interest bearing and will be repaid prior to Completion), obligations under finance leases of approximately HK$443,000 and unsecured loans from minority shareholders of subsidiaries of approximately HK$89,659,000. The aggregate amount repayable at 30 April 2005 is as follows:

	KWCM Group HK$'000	Galaxy Group HK$'000	Enlarged KWCM Group HK$'000
Bank loans repayable			
Within one year	250,500	317,000	567,500
Between one and two years	87,500	—	87,500
Between two and five years	19,200	—	19,200
	357,200	317,000	674,200
Other loans repayable			
Within one year	—	32,863	32,863
Finance lease obligations payable			
Within one year	—	202	202
Between one and two years	—	202	202
Between two and five years	—	39	39
	—	443	443
	357,200	350,306	707,506
Loans from minority shareholders of subsidiaries			
Repayable on demand	89,659	—	89,659
	446,859	350,306	797,165

Leasehold land and buildings with a net book value of HK$492,849,000 and time deposit of HK$254,406,248 have been pledged to secure the Enlarged KWCM Group's banking facilities.

A wholly-owned subsidiary of KWCM has given a several counter-guarantee amounting to HK$103,774,000 in respect of a guarantee provided by a shareholder of an unlisted investee company on the banking facilities granted to the unlisted investee company of the Enlarged KWCM Group in Mainland China. This counter-guarantee was given pursuant to an amendment agreement to a joint venture contract entered by it in February 2004 in respect of its acquisition of 10% equity interest in the unlisted investee company. These facilities have been fully utilised as at 30 April

2005. The amount of this counter-guarantee represents about 6.6% of the total banking facilities granted to the investee company, which is less than the Enlarged KWCM Group's proportional equity share in that company.

As at 30 April 2005, save as disclosed in this Circular and apart from intra-group liabilities, the Enlarged KWCM Group did not have any debt securities issued and outstanding, or authorised/ otherwise created but un-issued, any term loans (secured, unsecured, guaranteed or not), any other borrowings or indebtedness in the nature of borrowing including bank overdrafts and liabilities under acceptances (other than normal trade bills) or acceptance credits or hire purchase commitments (whether secured/unsecured, guaranteed or not), any mortgages and charges, any contingent liabilities or guarantees.

Foreign currency amounts have been translated into Hong Kong dollars at the rates of exchange prevailing at the close of business on 30 April 2005.

WORKING CAPITAL

Taking into account the financial resources available to the Enlarged KWCM Group, including internally generated funds and the available banking facilities, the KWCM Directors are of the opinion that the Enlarged KWCM Group will have sufficient working capital for its present requirements for at least the next 12 months from the date of publication of this Circular.

NO MATERIAL ADVERSE CHANGE

Save for the Acquisition as disclosed in the Letter from KWCM Directors as in this Circular, KWCM confirms that there is no material change in the financial or operating position or prospects of the KWCM Group since 31 December 2004 (being the date to which the latest audited financial statements of the KWCM Group were made up).

The following is a report prepared for the purpose of inclusion in this Circular from the auditors and reporting accountants of KWIH, PricewaterhouseCoopers, Certified Public Accountants, Hong Kong.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong

30 June 2005

The Directors
K. Wah International Holdings Limited

Dear Sirs

We set out below our report on the financial information relating to K. Wah International Holdings Limited ("KWIH") and its subsidiaries (hereinafter collectively referred to as the "KWIH Group") for each of the three years ended 31 December 2002, 2003 and 2004 (the "Relevant Periods") for inclusion in the circular of KWIH dated 30 June 2005 (the "Circular") in connection with the possible acquisition of 88.1% of the voting shares carrying 97.9% of the economic interest in Galaxy Casino, S.A. ("Galaxy") (the "Acquisition") by K Wah Construction Materials Limited ("KWCM") and the resulting deemed disposal of 38.56% interest in KWCM (the "Disposal") pursuant to the Acquisition Agreement dated 14 March 2005, as amended by the Supplemental Agreements.

KWIH was incorporated in Bermuda on 2 May 1989 with limited liability. As at the date of this report, KWIH had direct and indirect interests in the principal subsidiaries set out in note 37(a) of Section II below. All companies comprising the KWIH Group have adopted 31 December as their financial year end date.

We acted as the auditors of KWIH for each of the three years ended 31 December 2002, 2003 and 2004.

The financial information as set out in Sections I to IV (the "Financial Information") has been prepared based on the audited consolidated financial statements of the KWIH Group for the Relevant Periods in accordance with Hong Kong Financial Reporting Standards. For the purpose of this report, we have examined the Financial Information of the KWIH Group for each of the Relevant Periods and have carried out such additional procedures as are necessary in accordance with Auditing Guideline 3.340 "Prospectuses and the Reporting Accountant" issued by the Hong Kong Institute of Certified Public Accountants.

The Directors of KWIH are responsible for preparing the Financial Information which gives a true and fair view. It is our responsibility to form an independent opinion, based on our examination, on the Financial Information and to report our opinion.

In our opinion, the Financial Information, for the purpose of this report, gives a true and fair view of the state of affairs of KWIH and the KWIH Group as at 31 December 2002, 2003 and 2004 and of the results and cash flows of the KWIH Group for the Relevant Periods.

I. FINANCIAL INFORMATION

(a) Consolidated profit and loss statement

		Year ended 31 December		
		2002	2003	2004
	Note	HK$'000	HK$'000	HK$'000
Turnover	4	2,134,552	3,076,143	1,730,538
Cost of sales		(1,901,579)	(2,891,632)	(1,548,383)
Gross profit		232,973	184,511	182,155
Other revenues	4	11,720	17,645	17,164
Other operating income		24,858	72,888	56,281
Administrative expenses		(82,267)	(77,599)	(136,755)
Other operating expenses		(48,962)	(51,924)	(49,893)
Operating profit	6	138,322	145,521	68,952
Finance costs	7	(8,619)	(17,144)	(13,425)
Share of profits less losses of				
Jointly controlled entities		4,406	53,845	238,976
Associated companies		2,400	998	3,371
Profit before taxation		136,509	183,220	297,874
Taxation	11	(11,365)	(45,831)	(42,434)
Profit after taxation		125,144	137,389	255,440
Minority interests		(22,810)	(17,009)	(21,117)
Profit attributable to shareholders	29	102,334	120,380	234,323
Dividends	13	57,376	59,273	128,347
		HK cents	HK cents	HK cents
Earnings per share	14			
Basic		5.4	6.2	11.7
Diluted		N/A	N/A	9.9

(b) Consolidated balance sheet

	Note	At 31 December 2002 HK$'000	2003 HK$'000	2004 HK$'000
Non-current assets				
Property, plant and equipment	15	1,091,920	1,136,196	1,115,426
Jointly controlled entities	18	536,708	537,030	440,476
Associated companies	19	15,244	16,098	18,650
Other non-current assets	20	303,491	433,227	304,898
		1,947,363	2,122,551	1,879,450
Current assets				
Development properties	21	3,490,159	2,519,342	4,561,850
Inventories	22	42,625	68,716	93,175
Debtors and prepayments	23	521,590	554,484	665,360
Tax recoverable		12,683	8,173	4,384
Other investments	24	62,404	81,556	44,547
Cash and bank balances	25	686,409	517,065	781,306
		4,815,870	3,749,336	6,150,622
Current liabilities				
Creditors and accruals	26	523,505	493,655	510,432
Current portion of long-term liabilities	30	693,469	156,078	808,409
Tax payable		8,489	38,297	39,779
Short-term bank loans and overdrafts — unsecured		153,767	176,984	36,133
		1,379,230	865,014	1,394,753
Net current assets		3,436,640	2,884,322	4,755,869
		5,384,003	5,006,873	6,635,319
Financed by:				
Share capital	27	191,955	197,797	201,564
Reserves	29	2,233,979	2,333,890	2,529,671
Shareholders' funds		2,425,934	2,531,687	2,731,235
Minority interests		1,067,785	1,083,869	1,147,265
Long-term liabilities	30	1,800,916	1,302,184	2,675,209
Other non-current liabilities	31	89,368	89,133	81,610
		5,384,003	5,006,873	6,635,319

(c) **KWIH Balance Sheet**

		At 31 December		
		2002	**2003**	**2004**
	Note	*HK$'000*	*HK$'000*	*HK$'000*
Subsidiaries	17	2,889,232	2,701,386	2,294,531
Current assets				
Debtors and prepayments	23	630	729	270
Tax recoverable		—	—	1,077
Cash and bank balances		225	245	320,893
		855	974	322,240
Current liabilities				
Creditors and accruals	26	3,378	1,871	1,728
Current portion of long-term liabilities	30	90,000	53,000	395,000
Short-term bank loans and overdrafts — unsecured		60,000	50,000	—
		153,378	104,871	396,728
Net current liabilities		(152,523)	(103,897)	(74,488)
		2,736,709	2,597,489	2,220,043
Financed by:				
Share capital	27	191,955	197,797	201,564
Reserves	29	1,894,754	1,944,692	1,993,479
Shareholders' funds		2,086,709	2,142,489	2,195,043
Long-term liabilities	30	650,000	455,000	25,000
		2,736,709	2,597,489	2,220,043

(d) Consolidated Cash Flow Statement

	Note	Year ended 31 December 2002 HK$'000	2003 HK$'000	2004 HK$'000
Cash flows from operating activities				
Cash (used in)/generated from operations	32(a)	(206,501)	995,755	(1,773,049)
Net tax paid		(30,253)	(179)	(2,514)
Interest element of finance lease rental payments		(2)	—	—
Interest paid		(74,302)	(51,540)	(56,241)
Net cash (used in)/from operating activities		(311,058)	944,036	(1,831,804)
Cash flows from investing activities				
Purchase of property, plant and equipment		(164,158)	(133,712)	(71,365)
Deferred expenditure		(36,536)	(20,446)	(4,145)
(Loans to)/payments from associated companies and jointly controlled entities		(46,680)	82,057	392,636
Acquisition of long-term investments		(10,173)	—	(51,864)
Decrease in long-term investments		—	—	1,402
Proceeds from sale of property, plant and equipment		4,537	6,736	5,905
Proceeds from disposal of long-term investments		5,295	—	—
Proceeds from disposal of an associated company		20,700	—	—
(Increase)/decrease in deferred receivable		(1,893)	2,873	1,440
Increase in investments in jointly controlled entities		(11,733)	(39,786)	(100,290)
Purchase of listed investments		—	(5,715)	(18,456)
Proceeds from disposal of listed investments		—	5,117	15,563
Proceeds from disposal of unlisted investment		—	—	44,404
Interest received		10,864	16,169	10,436
Dividends received from listed investments		856	1,326	1,807
Dividends received from associated companies		3,400	—	—
Dividends received from jointly controlled entities		—	681	3,223
Net cash (used in)/from investing activities		(225,521)	(84,700)	230,696

(d) Consolidated Cash Flow Statement (continued)

		Year ended 31 December		
		2002	2003	2004
	Note	HK$'000	HK$'000	HK$'000
Cash flows from financing activities	32(b)			
Issue of new shares		2,178	1,121	4,940
Issue costs for convertible bonds		—	—	(16,348)
Capital element of finance lease rental payments		(638)	—	—
Net increase in loans from minority shareholders		21,183	4,999	36,328
New long-term loans		1,430,483	842,153	2,299,816
Repayment of long-term loans		(630,797)	(1,878,276)	(274,460)
(Decrease)/increase in short-term bank loans repayable after three months from date of advance		(216,261)	28,078	(140,851)
Dividends paid to shareholders		(30,227)	(14,718)	(40,757)
Dividends paid to minority interests		(13,369)	(5,150)	(5,292)
Net cash from/(used in) financing activities		562,552	(1,021,793)	1,863,376
Net increase/(decrease) in cash and cash equivalents		25,973	(162,457)	262,268
Cash and cash equivalents at beginning of year		654,580	681,548	517,065
Changes in exchange rates		995	(2,026)	1,973
Cash and cash equivalents at end of year		681,548	517,065	781,306
Analysis of cash and cash equivalents				
Cash and bank balances		686,409	517,065	781,306
Bank overdrafts		(4,861)	—	—
		681,548	517,065	781,306

(e) Consolidated Statement of Changes in Equity

		Year ended 31 December		
		2002	2003	2004
	Note	*HK$'000*	*HK$'000*	*HK$'000*
At beginning of year		2,350,418	2,425,934	2,531,687
Changes in exchange rates	29	1,231	(1,030)	1,042
Issue of shares upon exercise of share options		2,178	1,121	4,940
Reserve arising on scrip dividends	29	26,250	43,324	39,081
Profit for the year	29	102,334	120,380	234,323
Dividends				
Final dividend	29	(37,513)	(38,412)	(39,643)
Interim dividend	29	(18,964)	(19,630)	(40,195)
At end of year		2,425,934	2,531,687	2,731,235

II. NOTES TO THE FINANCIAL INFORMATION

1. Corporate update

At 31 December 2004, the KWIH Group held an approximately 65.8% equity interest in KWCM. Pursuant to the announcement by KWIH and KWCM dated 18 April 2005, KWCM proposed to acquire, through a wholly-owned subsidiary, 88.1% of the voting shares carrying 97.9% of the economic interest in Galaxy for an aggregate purchase price of HK$18,405,198,000, which will be partly satisfied by the issue of 1,840,519,798 new shares of KWCM at HK$8 per share, and partly by cash and/or unsecured fixed rate notes of HK$3,681,039,603 to be issued by KWCM. Upon completion of the Acquisition by KWCM, the KWIH Group's equity interest in KWCM would be reduced to approximately 27.2% of the enlarged capital of KWCM. Consequently, KWCM would cease to be a subsidiary but become an associated company of the KWIH Group.

The financial information of KWCM for the three years ended 31 December 2002, 2003 and 2004 is summarised in note 5 below.

2. Principal accounting policies

(a) *Basis of preparation*

The financial statements have been prepared under the historical cost convention as modified by the revaluation of certain properties and investments and in accordance with Hong Kong Financial Reporting Standards.

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Accounting Standards ("new HKFRSs"), which are effective for accounting periods beginning on or after 1 January 2005. The KWIH Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004. The KWIH Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

The principal accounting policies adopted in the preparation of these financial statements are set out below.

(b) *Basis of consolidation*

The consolidated financial statements include the financial statements of KWIH and its subsidiaries made up to 31 December and the KWIH Group's attributable share of post acquisition results and reserves of its jointly controlled entities and associated companies.

Results attributable to subsidiaries, jointly controlled entities and associated companies acquired or disposed of during the year are included in the consolidated profit and loss statement from the date of acquisition or to the date of disposal as applicable.

The profit or loss on disposal of subsidiaries, jointly controlled entities or associated companies is calculated by reference to the share of net assets at the date of disposal including the attributable amount of goodwill or negative goodwill which remains unamortised, including those previously taken directly to reserves and any related accumulated exchange reserve.

Minority interests represent the interest of outside shareholders in the operating results and net assets of subsidiaries.

All significant intercompany transactions and balances within the KWIH Group are eliminated.

(c) *Subsidiaries*

Subsidiaries are companies in which the KWIH Group has the power to exercise control governing the financial and operating policies of the company.

In KWIH's balance sheet, investments in subsidiaries are carried at or below cost. Provision is made when, in the opinion of the Directors, there is impairment in value other than temporary in nature. The results of subsidiaries are accounted for by KWIH on the basis of dividend income.

(d) *Jointly controlled entities*

A jointly controlled entity is a joint venture in respect of which a contractual arrangement is established between the participating venturers and whereby the KWIH Group together with the venturer undertake an economic activity which is subject to joint control and none of the venturers has unilateral control over the economic activity.

Jointly controlled entities are accounted for under the equity method whereby the KWIH Group's share of results is included in the consolidated profit and loss statement and the KWIH Group's share of net assets is included in the consolidated balance sheet.

(e) *Associated companies*

An associated company is a company, not being a subsidiary or a joint venture, in which an equity interest is held for the long-term and significant influence is exercised in its management.

Associated companies are accounted for under the equity method whereby the KWIH Group's share of the results is included in the consolidated profit and loss statement and the KWIH Group's share of net assets is included in the consolidated balance sheet.

(f) *Goodwill*

Goodwill represents the difference between the cost of an acquisition over the fair values ascribed to the KWIH Group's share of the net assets of the acquired subsidiaries, jointly controlled entities and associated companies at the effective date of acquisition.

Goodwill arising on acquisitions is included in the consolidated balance sheet as a separate asset and amortised using the straight line method over its estimated useful life of not more than twenty years. The carrying amount of goodwill is reviewed annually and provision is made when, in the opinion of the Directors, there is impairment in value other than temporary in nature.

Where the fair values ascribed to the net assets exceed the purchase consideration, such differences are recognised in the consolidated profit and loss statement in the year of acquisition or over the weighted average useful life of those non-monetary assets acquired.

(g) *Property, plant and equipment*

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and provision for impairment in value other than temporary in nature.

The cost or valuation of long-term and medium-term leasehold land is depreciated over the remaining term of the lease, including the period for which a right of renewal is attached, using the straight-line method. The cost or valuation of all other land and buildings and leasehold improvements is depreciated over their respective lease periods using the straight-line method.

Increases in valuation of leasehold land and buildings are credited to the property revaluation reserve; subsequent decreases are first set off against increases on earlier valuations in respect of the same property and are thereafter charged to the profit and loss statement.

The cost of other assets is depreciated over their estimated useful lives, using the straight-line method, at the following annual rates:

Plant and machinery	5 to 25%
Other assets	20 to 50%

Major costs incurred in restoring assets to their normal working condition are charged to the profit and loss statement. Improvements are capitalised and depreciated over their expected useful lives to the KWIH Group. The carrying amounts of assets are reviewed regularly. When the estimated recoverable amounts have declined permanently below their carrying amounts, the carrying amounts are written down to their estimated recoverable amounts. Expected future cash flows have been discounted in determining the recoverable amount.

Profit or loss on disposal is determined as the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss statement. Upon the disposal of revalued assets, the relevant realised revaluation reserve is transferred directly to revenue reserve.

(h) *Investment properties*

Investment properties are interests in land and buildings in respect of which construction work and development have been completed, held for their long-term investment potential and are not occupied by the KWIH Group. Investment properties are carried at fair values, representing their open market value based on professional valuation. A deficit in valuation is charged to the profit and loss statement; an increase is first credited to the profit and loss statement to the extent of valuation deficit previously charged and thereafter is credited to the investment properties revaluation reserve. Upon the disposal of an investment property, any relevant revaluation surplus realised is transferred to the profit and loss statement.

No depreciation is provided on investment properties held on leases of more than twenty years.

(i) *Investments*

Securities intended to be held for indefinite long-term purposes or strategic reason are included in the balance sheet under non-current assets and are carried at cost less provision. The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such investment will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss statement and is written back to profit and loss statement when the circumstances and events that led to the write-downs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

Securities which are acquired principally for the purpose of generating a profit from short-term fluctuation in prices are included in the balance sheet under current assets and are carried at fair value. The net unrealised gains or losses arising from the changes in fair value of investments are recognised in the profit and loss statement. Profits or losses on disposal of investments, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss statement as they arise.

(j) *Deferred expenditure*

Quarry site development represents costs of constructing infrastructure at the quarry site to facilitate excavation. Overburden removal costs are incurred to bring the quarry site into a condition ready for excavation. These costs are amortised over the estimated useful lives of the quarries and sites concerned using the straight-line method. Expenses incurred in connection with long-term financing are deferred and amortised on a straight line basis over the relevant tenure of the finance.

Pre-operating costs are expensed as they are incurred.

(k) *Development properties*

Development properties are included under current assets and comprise land cost, construction costs, an appropriate proportion of overhead expenditure and interest attributable to the development, and profit taken to date, less sales instalments received and provisions for possible losses. They are carried at the lower of cost and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(l) *Inventories*

Inventories are stated at the lower of cost and net realisable value. Cost, calculated on the weighted average basis, comprises materials, direct labour and an appropriate proportion of production overhead expenditure. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(m) *Deferred taxation*

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. The principal temporary differences arise from depreciation on property, plant and equipments, provisions for expenses and tax losses carried forward. Tax rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred taxation assets relating to carry forward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, jointly controlled entities and associated companies, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(n) *Provisions*

Provisions are recognised when there is a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where a provision is expected to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(o) *Revenue recognition*

Sales of construction materials are recognised when the goods are delivered and legal title is transferred to customers.

Sales of completed properties are recognised upon execution of the sales agreements. When a development property is sold in advance of completion, sales are recognised over the course of the development and are computed as a proportion of the total estimated sales to completion; the proportion used being the lower of the proportion of construction costs incurred at the balance sheet date to estimated total construction costs and the proportion of sales proceeds received and receivable at the balance sheet date to total sales proceeds.

Where purchasers fail to pay the balance of the purchase price on completion and the KWIH Group exercises its entitlement to resell the property, sales deposits received in advance of completion are forfeited and credited to operating profit, and sales recognised up to the date of forfeiture are written back.

Rental income net of any incentives given to the lessee is recognised over the periods of the respective leases on a straight-line basis. Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable. Dividend income is recognised when the right to receive payment is certain.

(p) *Employee benefits*

Contributions to defined contribution retirement schemes are charged to the profit and loss statement in the year to which the contributions relate.

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the balance sheet date. Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

Provisions for bonus plans due wholly within twelve months after balance sheet date are recognised when the KWIH Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(q) *Leased assets*

Leases where substantially all the risks and rewards of ownership of assets remain with the lessors are accounted for as operating leases. Rentals payable, net of incentives received from the lessors, under operating leases are charged to the profit and loss statement on a straight-line basis over the lease terms.

(r) *Borrowing costs*

Interest and related costs on borrowings directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to complete and prepare the assets for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to the profit and loss statement in the year in which they are incurred.

(s) *Foreign currencies*

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at rates of exchange ruling at that date. Exchange differences arising are dealt with in the profit and loss statement.

Profit and loss statements of subsidiaries, jointly controlled entities and associated companies denominated in foreign currencies are translated at the weighted average exchange rates for the year and balance sheets are translated at the rates of exchange ruling at the balance sheet date. Exchange differences arising from the translation of net investments are taken directly to reserves.

(t) *Cash and cash equivalents*

Cash and cash equivalents comprise cash and bank balances, deposits with banks and financial institutions repayable within three months from the date of placement, less bank overdrafts.

3. Segment information

The KWIH Group is principally engaged in property development and investment, manufacture, sale and distribution of construction materials. There is no other significant identifiable separate business. In accordance with the KWIH Group's internal financial reporting and operating activities, the primary segment reporting is by business segments and the secondary segment reporting is by geographical segments. Segment assets primarily consist of property, plant and equipment, other non-current assets, inventories, properties, debtors and prepayments and mainly exclude certain investments. Segment liabilities comprise mainly creditors and accruals. There are no sales or trading transactions between the business segments.

A summary of the business segments is set out as follows:

	Properties	Construction materials	Others	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Year ended 31 December 2002				
Turnover	1,079,095	1,010,999	44,458	2,134,552
Other revenues	4,362	6,499	859	11,720
Operating profit	89,600	45,954	2,768	138,322
Finance costs				(8,619)
Share of profits less losses of				
Jointly controlled entities	(33)	4,439	—	4,406
Associated companies	(1,544)	3,944	—	2,400
Profit before taxation				136,509
Taxation				(11,365)
Profit after taxation				125,144
Minority interests	222	(23,005)	(27)	(22,810)
Profit attributable to shareholders				102,334
Segment assets	4,082,913	1,340,767	26,106	5,449,786
Jointly controlled entities	340,381	196,327	—	536,708
Associated companies	—	15,244	—	15,244
Unallocated assets				761,495
Total assets				6,763,233
Segment liabilities	252,000	263,801	7,704	523,505
Unallocated liabilities				2,746,009
Total liabilities				3,269,514
Capital expenditure	1,710	154,628	20	156,358
Depreciation	3,012	58,976	123	62,111
Amortisation	—	14,879	—	14,879
Write back of additional provision for plant and equipment	—	11,303	—	11,303

3. **Segment information (continued)**

	Properties HK$'000	Construction materials HK$'000	Others HK$'000	Total HK$'000
Year ended 31 December 2003				
Turnover	1,879,105	1,130,894	66,144	3,076,143
Other revenues	12,102	4,066	1,477	17,645
Operating profit	109,347	22,483	13,691	145,521
Finance costs				(17,144)
Share of profits less losses of				
Jointly controlled entities	46,971	6,874	—	53,845
Associated companies	—	998	—	998
Profit before taxation				183,220
Taxation				(45,831)
Profit after taxation				137,389
Minority interests	260	(17,232)	(37)	(17,009)
Profit attributable to shareholders				120,380
Segment assets	3,209,513	1,480,474	21,978	4,711,965
Jointly controlled entities	299,581	237,449	—	537,030
Associated companies	—	16,098	—	16,098
Unallocated assets				606,794
Total assets				5,871,887
Segment liabilities	197,887	289,691	6,077	493,655
Unallocated liabilities				1,762,676
Total liabilities				2,256,331
Capital expenditure	2,425	151,733	—	154,158
Depreciation	3,132	66,018	130	69,280
Amortisation	—	15,675	—	15,675
Unrealised gain on listed investments	—	2,180	13,852	16,032

3. **Segment information (continued)**

	Properties HK$'000	Construction materials HK$'000	Others HK$'000	Total HK$'000
Year ended 31 December 2004				
Turnover	369,809	1,299,143	61,586	1,730,538
Other revenues	7,709	7,638	1,817	17,164
Operating profit	41,249	16,613	11,090	68,952
Finance costs				(13,425)
Share of profits less losses of				
Jointly controlled entities	224,354	14,622	—	238,976
Associated companies	—	3,371	—	3,371
Profit before taxation				297,874
Taxation				(42,434)
Profit after taxation				255,440
Minority interests	(3,109)	(17,971)	(37)	(21,117)
Profit attributable to shareholders				234,323
Segment assets	5,056,052	1,557,701	26,445	6,640,198
Jointly controlled entities	58,340	382,136	—	440,476
Associated companies	—	18,650	—	18,650
Unallocated assets				930,748
Total assets				8,030,072
Segment liabilities	158,598	341,995	9,839	510,432
Unallocated liabilities				3,641,140
Total liabilities				4,151,572
Capital expenditure	2,454	73,039	17	75,510
Depreciation	3,326	76,125	102	79,553
Amortisation	2,452	18,180	—	20,632
Unrealised (loss)/gain on listed investments	—	(933)	16,128	15,195

3. Segment information (continued)

A summary of the geographical segments is set out as follows:

	Turnover	Operating profit/(loss)	Total assets	Capital expenditure
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Year ended 31 December 2002				
Hong Kong	1,479,594	98,858	3,531,192	55,395
Mainland China	583,176	37,179	3,025,036	100,940
Singapore	27,324	1,938	189,480	3
Japan	44,458	347	17,525	20
	2,134,552	138,322	6,763,233	156,358
Year ended 31 December 2003				
Hong Kong	2,322,052	118,746	2,368,831	38,742
Mainland China	678,729	30,031	3,307,148	115,392
Singapore	9,218	(3,776)	179,690	24
Japan	66,144	520	16,218	—
	3,076,143	145,521	5,871,887	154,158
Year ended 31 December 2004				
Hong Kong	746,529	41,681	3,403,250	12,217
Mainland China	913,233	32,659	4,432,940	63,264
Singapore	9,190	(5,803)	174,811	12
Japan	61,586	415	19,071	17
	1,730,538	68,952	8,030,072	75,510

4. Turnover and other revenues

	2002	2003	2004
	HK$'000	*HK$'000*	*HK$'000*
Turnover			
Sale of properties	1,039,956	1,842,095	332,135
Sale of construction materials	1,010,999	1,130,894	1,299,143
Rental	39,139	37,010	37,674
Sale of goods	44,458	66,144	61,586
	2,134,552	3,076,143	1,730,538
Other revenues			
Interest from banks	6,733	5,918	2,627
Interest from mortgage loans	2,213	8,730	6,488
Interest from loans to jointly controlled entities	—	—	981
Interest from other receivables	—	—	3,940
Interest from deferred receivable	1,918	1,521	1,321
Dividends from listed investments	856	1,476	1,807
	11,720	17,645	17,164
Total revenues	2,146,272	3,093,788	1,747,702

5. Financial information of KWCM

KWCM, which is engaged in manufacture, sale and distribution of construction materials in Hong Kong and mainland China, is a company incorporated and also listed in Hong Kong. The consolidated profit and loss statement, the consolidated balance sheet and the consolidated cash flow statement of KWCM for the Relevant Periods were as follows:

(a) *Consolidated Profit and Loss Statement*

	Year ended 31 December		
	2002	2003	2004
	HK$'000	*HK$'000*	*HK$'000*
Turnover	1,010,999	1,130,894	1,299,143
Cost of sales	(909,523)	(1,085,600)	(1,248,459)
Gross profit	101,476	45,294	50,684
Other revenues	29,783	21,527	21,355
Other operating income	8,342	44,132	27,218
Administrative expenses	(52,821)	(48,538)	(54,376)
Other operating expenses	(18,212)	(23,003)	(15,084)
Operating profit	68,568	39,412	29,797
Finance costs	(7,193)	(5,508)	(3,864)
Share of profits less losses of			
Jointly controlled entities	4,439	6,874	14,622
Associated companies	3,944	998	3,371
Profit before taxation	69,758	41,776	43,926
Taxation (charge)/credit	(4,414)	341	(3,861)
Profit after taxation	65,344	42,117	40,065
Minority interests	(3,016)	(1,912)	(6,642)
Profit attributable to shareholders	62,328	40,205	33,423
Dividends	(24,829)	(25,168)	(25,804)
	HK cents	*HK cents*	*HK cents*
Earnings per share	5.1	3.2	2.6

5. **Financial information of KWCM (continued)**

(b) *Consolidated Balance Sheet*

	At 31 December 2002	2003	2004
	HK$'000	*HK$'000*	*HK$'000*
Property, plant and equipment	740,946	802,153	787,028
Jointly controlled entities	196,327	237,449	382,136
Associated companies	15,244	16,098	18,650
Other non-current assets	240,974	240,727	272,834
Non-current assets	1,193,491	1,296,427	1,460,648
Current assets			
Inventories	42,625	68,716	93,175
Debtors and prepayments	360,659	482,310	547,604
Tax recoverable	5,916	8,173	1,938
Other investments	—	5,150	4,217
Cash and bank balances	283,062	306,354	170,952
	692,262	870,703	817,886
Current liabilities			
Creditors and accruals	262,401	288,923	341,995
Current portion of long-term liabilities	—	10,000	10,000
Short-term bank loans, unsecured	65,905	90,000	—
Taxation payable	1,198	601	1,396
	329,504	389,524	353,391
Net current assets	362,758	481,179	464,495
	1,556,249	1,777,606	1,925,143
Financed by:			
Share capital	124,321	125,893	129,648
Reserves	1,268,249	1,288,370	1,315,885
Shareholders' funds	1,392,570	1,414,263	1,445,533
Minority interests	145,334	147,891	154,010
Long-term liabilities	—	200,800	311,580
Other non-current liabilities	18,345	14,652	14,020
	1,556,249	1,777,606	1,925,143

5. Financial information of KWCM (continued)

(c) *Consolidated Cash Flow Statement*

	Year ended 31 December		
	2002	2003	2004
	HK$'000	*HK$'000*	*HK$'000*
Cash flows from operating activities			
Cash generated from operations	105,634	59,415	21,229
Hong Kong profits tax (paid)/refunded	(7,858)	(2,545)	6,731
Mainland China income tax paid	(5,125)	(2,037)	(1,996)
Interest paid	(7,191)	(5,508)	(3,864)
Interest element of finance lease rental payment	(2)	—	—
Net cash from operating activities	85,458	49,325	22,100
Cash flows from investing activities			
Purchase of plant and equipment	(118,092)	(131,287)	(68,894)
Proceeds from sale of plant and equipment	4,508	2,258	5,883
Increase in investments in jointly controlled entities	(10,039)	(29,954)	(95,883)
Advances to jointly controlled entities	(4,609)	(5,582)	(37,376)
Deferred expenditure	(36,536)	(20,446)	(4,145)
(Increase)/decrease in deferred receivable	(1,893)	2,873	1,440
Acquisition of long-term investments	(10,173)	—	(51,864)
Decrease in long-term investments	5,295	—	1,402
Acquisition of listed investments	—	(5,715)	(18,456)
Proceeds from disposal of listed investments	—	5,117	15,563
Proceeds from redemption of other investments	280,000	—	—
Advance to a fellow subsidiary	(50,000)	(219,000)	—
Repayment from a fellow subsidiary	50,000	149,000	70,000
Interest received	16,559	9,235	3,296
Dividends received from jointly controlled entities	—	681	3,223
Dividends received from associated companies	3,400	—	—
Net cash from/(used in) investing activities	128,420	(242,820)	(175,811)
Cash flows from financing activities			
Issue of new shares	592	—	13,842
Net increase in loans from minority shareholders	18,960	2,053	—
Draw down of short-term bank loans	—	90,000	—
Repayment of short-term bank loans	(117,785)	(65,905)	(90,000)
Draw down of long-term bank loans	225,000	429,800	271,580
Repayment of long-term bank loans	(325,917)	(219,000)	(160,800)
Capital element of finance lease rental payments	(638)	—	—
Dividends paid to shareholders	(27,673)	(16,631)	(17,205)
Dividends paid to minority interests	(2,153)	(1,104)	(851)
Net cash (used in)/from financing activities	(229,614)	219,213	16,566
Net (decrease)/increase in cash and bank balances	(15,736)	25,718	(137,145)
Changes in exchange rates	(325)	(2,426)	1,743
Cash and bank balances at beginning of year	299,123	283,062	306,354
Cash and bank balances at end of year	283,062	306,354	170,952

6. Operating profit

	2002	2003	2004
	HK$'000	*HK$'000*	*HK$'000*
Operating profit is stated after crediting:			
Unrealised gain on listed investments	950	16,032	15,195
Profit on disposal of listed investments	103	2,372	—
Write-back of provision for development properties	7,726	8,478	—
Profit on disposal of property, plant and equipment	343	—	—
Write-back of additional provision for plant and equipment	11,303	—	—
Gain on disposal of operating rights	—	28,260	—
Net foreign exchange gains	—	—	4,748
Amortisation of negative goodwill	631	632	632
and after charging:			
Cost of inventories sold	821,812	1,008,355	1,194,494
Revaluation deficits of investment properties	6,066	12,071	5,503
Net foreign exchange losses	5,123	4,108	—
Depreciation	62,111	69,280	79,553
Amortisation			
Quarry site development	846	1,284	1,780
Overburden removal costs	14,033	14,391	16,400
Issue costs for convertible bonds	—	—	2,452
Staff costs including directors' remuneration	211,276	234,191	247,726
Royalty	3,076	4,275	5,003
Auditors' remuneration	1,928	1,897	2,097
Operating lease rentals			
Land and buildings	11,740	12,148	13,067
Plant and machinery	1,888	779	—
Impairment of long-term investments	561	2,145	2,880
Loss on disposal of an associated company	12,658	—	—
Loss on disposal of property, plant and equipment	—	1,349	1,206
Loss on disposal of listed investments	—	—	2,893
Loss on disposal of unlisted investment	—	—	7,800
Loss on deemed disposal of a subsidiary	—	—	10,501
Outgoings in respect of investment properties	3,091	3,755	3,929

7. Finance costs

	2002 HK$'000	2003 HK$'000	2004 HK$'000
Interest expense			
Bank loans, overdrafts and others	74,302	51,540	56,241
Finance lease obligations wholly repayable within five years	2	—	—
	74,304	51,540	56,241
Capitalised as cost of properties under development	(65,685)	(34,396)	(42,816)
	8,619	17,144	13,425

The capitalisation rates applied to funds borrowed generally and used for the development of properties range between 2% to 5%, 1% to 5% and 1% to 5% per annum for the years ended 31 December 2002, 2003 and 2004, respectively.

8. Directors' remuneration

	2002 HK$'000	2003 HK$'000	2004 HK$'000
Fees	1,060	910	860
Salaries and other emoluments	10,844	13,608	16,559
Retirement benefits	745	908	1,093
	12,649	15,426	18,512

The emoluments of individual directors of KWIH fell within the following bands:

	Number of Directors 2002	2003	2004
Nil - HK$1,000,000	10	8	7
HK$1,000,001 - HK$1,500,000	—	2	1
HK$1,500,001 - HK$2,000,000	1	—	2
HK$2,000,001 - HK$2,500,000	1	1	2
HK$3,000,001 - HK$3,500,000	2	—	—
HK$4,000,001 - HK$4,500,000	—	1	1
HK$4,500,001 - HK$5,000,000	—	1	1
	14	13	14

Fees paid to independent non-executive directors amounted to HK$460,000, HK$410,000 and HK$410,000 for the years ended 31 December 2002, 2003 and 2004, respectively, and no other emoluments were paid.

In 2002, no options were granted to or exercised by the directors.

In 2003, options to subscribe for 7,691,000 shares of KWIH at the exercise price of HK$0.72 per share were granted to the directors and no options were exercised by the directors.

In 2004, no options to subscribe for shares of KWIH were granted to the directors and 300,000 and 870,000 options were exercised by the directors at the respective exercise prices of HK$0.5586 and HK$0.36.

9. Management emoluments

The five individuals whose emoluments were the highest in the KWIH Group for the year include three, two and two directors for the years ended 31 December 2002, 2003 and 2004, respectively, whose emoluments are reflected in note 8 above. The emoluments of the remaining two, three and three individuals for the years ended 31 December 2002, 2003 and 2004, respectively, are as follows:

	2002	2003	2004
	HK$'000	*HK$'000*	*HK$'000*
Salaries and other emoluments	3,868	6,160	7,609
Retirement benefits	287	466	322
	4,155	6,626	7,931

The emoluments of these individuals within the following bands:

	Number of employees		
	2002	2003	2004
HK$1,500,001 - HK$2,000,000	1	—	—
HK$2,000,001 - HK$2,500,000	1	3	2
HK$3,000,001 - HK$3,500,000	—	—	1
	2	3	3

10. Retirement benefit schemes

The KWIH Group operates two defined contribution schemes in Hong Kong which comply with all the respective requirements under the Occupational Retirement Schemes Ordinance (ORSO) and Mandatory Provident Fund (MPF) Ordinance. All the assets under the schemes are held separately from the KWIH Group under independently administered funds. Contributions to the MPF Scheme follow the MPF Ordinance while contributions to the ORSO Scheme are based on a percentage ranging from 5% to 10% (depending upon the length of employment) of the basic salary of the employee, minus the mandatory contributions to the MPF Scheme. The KWIH Group's contributions to the ORSO Scheme may be reduced by contributions forfeited by those employees who leave the scheme prior to the full vesting of the employer's contributions on the employee.

The employees in the Mainland China participate in various pension plans organised by the relevant municipal and provincial government under which the KWIH Group is required to make monthly defined contributions to these plans at rates ranging from 8% to 22.5% of the employees' basic salary, depending upon the applicable local regulations. The KWIH Group has no other obligations for the payment of pension and other post-retirement benefits of employees other than the above payments.

The retirement benefit schemes cost charged to the profit and loss statement during the Relevant Periods comprises contributions made by the KWIH Group to the schemes of HK$12,624,000, HK$17,077,000 and HK$16,124,000, less forfeitures of HK$379,000, HK$264,000 and HK$518,000, leaving HK$123,000, HK$112,000 and no balance available at the balance sheet date to reduce future contribution for the years ended 31 December 2002, 2003 and 2004, respectively.

11. Taxation

	2002	2003	2004
	HK$'000	*HK$'000*	*HK$'000*
KWIH and subsidiaries			
Hong Kong profits tax	3,301	27,396	1,389
Overseas taxation	6,092	7,085	6,396
Deferred taxation *(note 31(a))*	1,376	397	(6,891)
	10,769	34,878	894
Jointly controlled entities			
Hong Kong profits tax	—	8,839	42,229
Overseas taxation	558	848	756
Deferred taxation	—	1,122	(2,255)
Associated companies			
Hong Kong profits tax	38	144	810
	11,365	45,831	42,434

Hong Kong profits tax has been provided at the rate of 16%, 17.5% and 17.5% for the years ended 31 December 2002, 2003 and 2004, respectively, on the estimated assessable profits for the respective years after setting off available tax losses brought forward. Taxation assessable on profits generated overseas has been provided at the rates of taxation prevailing in the countries in which the KWIH Group operates.

The taxation on the KWIH Group's profit before taxation differs from the theoretical amount that would arise using the applicable taxation rate being the weighted average of rates prevailing in the countries in which the KWIH Group operates, as follows:

	2002	2003	2004
	HK$'000	*HK$'000*	*HK$'000*
Profit before taxation	136,509	183,220	297,874
Tax calculated at applicable tax rate	14,019	30,408	53,696
Income under tax relief	(6,284)	(15,260)	(14,253)
Income not subject to taxation	(15,151)	(6,710)	(11,635)
Expenses not deductible for taxation purposes	15,132	14,557	9,339
Utilisation of previously unrecognised tax losses	(9,039)	(7,862)	(8,031)
Tax losses not recognised	12,605	29,311	13,680
Under/(over) provision in previous years	83	(32)	(362)
Increase in tax rate	—	1,419	—
Taxation charge	11,365	45,831	42,434

12. Profit attributable to shareholders

The profit attributable to shareholders is dealt with in the financial statements of KWIH to the extent of HK$79,158,000, HK$69,377,000 and HK$88,371,000 for the years ended 31 December 2002, 2003 and 2004, respectively.

13. Dividends

	2002	2003	2004
	HK$'000	*HK$'000*	*HK$'000*
Interim scrip dividend with a cash option (2002: 1 cent per share; 2003: 1 cent per share; 2004: 2 cents per share)	18,964	19,630	40,195
Final scrip dividend with a cash option (2002: 2 cents per share; 2003: 2 cents per share)	38,412	39,643	—
Final cash dividend (2004: 4 cents per share)	—	—	88,152
	57,376	59,273	128,347
The dividends have been partially settled by cash as follows:			
Interim	7,555	4,531	33,284
Final	10,187	7,473	—
	17,742	12,004	33,284

14. Earnings per share

The calculation of basic earnings per share was based on the profit attributable to shareholders of HK$102,334,000, HK$120,380,000 and HK$234,323,000 for the years ended 31 December 2002, 2003 and 2004, respectively, and the weighted average number of 1,888,664,000 shares, 1,944,096,000 shares and 1,996,230,000 shares in issue during the years ended 31 December 2002, 2003 and 2004, respectively.

The calculation of the diluted earnings per share for the year ended 31 December 2004 is based on the following:

	HK$'000
Profit for calculation of basic earnings per share	234,323
Effect of dilutive potential ordinary shares:	
Interest on convertible bonds, net of tax	2,675
Unamortised issue costs for convertible bonds, net of tax	(11,464)
Profit for calculation of diluted earnings per share	225,534

	Number of shares
Weighted average number of shares for calculating basic earnings per share	1,996,230,000
Effect of dilutive potential ordinary shares:	
Convertible bonds	265,522,000
Share options	17,563,000
Weighted average number of shares for calculating diluted earnings per share	2,279,315,000

The diluted earnings per share for the years ended 31 December 2002 and 2003 were not presented as the exercise of the share options outstanding as at 31 December 2002 and 2003 would not have a dilutive effect on the earnings per share.

15. **Property, plant and equipment**

	Leasehold land and buildings HK$'000	Investment properties HK$'000	Plant and machinery HK$'000	Other assets HK$'000	Total HK$'000
KWIH Group					
Cost or valuation					
At 31 December 2001	415,562	282,705	605,762	237,103	1,541,132
Additions	12,459	44,336	36,537	70,826	164,158
Disposals	(626)	—	(32,389)	(23,536)	(56,551)
Reclassification	(2,516)	—	11,808	(9,292)	—
Revaluation deficit	—	(6,066)	—	—	(6,066)
At 31 December 2002	424,879	320,975	621,718	275,101	1,642,673
Additions	5,246	—	65,723	62,743	133,712
Disposals	(5,845)	—	(18,918)	(20,543)	(45,306)
Revaluation deficit	—	(12,071)	—	—	(12,071)
At 31 December 2003	424,280	308,904	668,523	317,301	1,719,008
Additions	19,624	—	42,448	9,293	71,365
Disposals	—	—	(10,588)	(14,150)	(24,738)
Reclassification	(27,940)	27,940	—	—	—
Revaluation deficit	—	(10,046)	—	—	(10,046)
At 31 December 2004	415,964	326,798	700,383	312,444	1,755,589
Accumulated depreciation					
At 31 December 2001	46,308	—	341,941	164,273	552,522
Charge for the year	7,689	—	35,588	18,834	62,111
Disposals	(129)	—	(31,011)	(21,437)	(52,577)
Reclassification	(918)	—	4,354	(3,436)	—
Write-back of additional provision	—	—	(11,303)	—	(11,303)
At 31 December 2002	52,950	—	339,569	158,234	550,753
Charge for the year	8,042	—	37,926	23,312	69,280
Disposals	(1,247)	—	(17,072)	(18,902)	(37,221)
At 31 December 2003	59,745	—	360,423	162,644	582,812
Charge for the year	9,162	—	42,782	27,609	79,553
Disposals	—	—	(6,492)	(11,167)	(17,659)
Reclassification	(4,543)	4,543	—	—	—
Revaluation deficit	—	(4,543)	—	—	(4,543)
At 31 December 2004	64,364	—	396,713	179,086	640,163
Net book value					
At 31 December 2002	371,929	320,975	282,149	116,867	1,091,920
At 31 December 2003	364,535	308,904	308,100	154,657	1,136,196
At 31 December 2004	351,600	326,798	303,670	133,358	1,115,426

15. Property, plant and equipment (continued)

(a) Leasehold land and buildings are stated at cost or valuation less depreciation as detailed in note 16.

Investment properties held under long-term leases outside Hong Kong amounting to HK$100,975,000, HK$93,904,000 and 86,298,000 were valued at 31 December 2002, 2003 and 2004, respectively, on an open market value basis by CB Richard Ellis (Pte) Ltd., independent professional valuers.

Investment properties held under medium-term leases outside Hong Kong amounting to HK$53,000,000 were valued at 31 December 2002, 2003 and 2004 on an open market value basis by Knight Frank Hong Kong Limited, independent professional valuers.

Investment properties held under long-term leases in Hong Kong amounting to HK$125,000,000, HK$120,000,000 and HK$122,000,000 were valued at 31 December 2002, 2003 and 2004, respectively, on an open market value basis by Savills (Hong Kong) Limited, independent professional valuers.

Investment properties held under medium-term leases in Hong Kong amounting to HK$42,000,000, HK$42,000,000 and HK$65,500,000 were valued at 31 December 2002, 2003 and 2004, respectively, on an open market value basis by Vigers Appraisal & Consulting Limited, independent professional valuers.

(b) Investment properties and leasehold land and buildings with carrying values of HK$225,975,000, HK$266,904,000 and HK$261,298,000 at 31 December 2002, 2003 and 2004, respectively, and HK$295,904,000, HK$290,082,000 and HK$284,260,000 at 31 December 2002, 2003 and 2004, respectively, were pledged to secure the KWIH Group's banking facilities.

(c) Other assets comprise barges, furniture and equipment, leasehold improvements and motor vehicles.

(d) Apart from the properties mentioned in (a) above, all other assets are carried at cost.

16. Leasehold land and buildings

	2002 *HK$'000*	2003 *HK$'000*	2004 *HK$'000*
KWIH Group			
Hong Kong			
Long-term lease	113,741	113,741	113,741
Medium-term lease	278,996	278,997	251,057
	392,737	392,738	364,798
Outside Hong Kong			
Long-term lease	5,847	2,495	2,495
Medium-term lease	26,295	29,047	48,671
	32,142	31,542	51,166
	424,879	424,280	415,964

Medium-term leasehold land and buildings in Hong Kong amounting to HK$250,062,000, HK$250,062,000 and HK$222,122,000 at 31 December 2002, 2003 and 2004, respectively, were revalued as at 31 March 1990 on an open market basis by Jones Lang LaSalle Ltd., independent professional valuers. Subsequent revaluations of these properties are not required to be made in accordance with paragraph 80 of Hong Kong Statement of Standard Accounting Practice 17 — Property, Plant and Equipment. Had these properties been carried at cost, their carrying values would have been HK$166,955,000, HK$163,203,000 and HK$158,973,000 at 31 December 2002, 2003 and 2004, respectively. All other properties are carried at cost.

17. Subsidiaries

	2002	2003	2004
	HK$'000	*HK$'000*	*HK$'000*
KWIH			
Unlisted shares, at cost	259,561	259,561	259,561
Loan receivable	828,000	586,000	300,000
Amounts receivable	1,801,671	1,855,825	1,734,970
	2,889,232	2,701,386	2,294,531

The loan receivable is unsecured, carries interest at prevailing market rate and has no fixed terms of repayment. The amounts receivable are unsecured, interest-free and have no fixed terms of repayment.

Details of subsidiaries which, in the opinion of the directors, materially affect the results or net assets of the KWIH Group are given in note 37(a).

18. Jointly controlled entities

	2002	2003	2004
	HK$'000	*HK$'000*	*HK$'000*
KWIH Group			
Share of net assets	112,259	194,638	489,739
Loan receivable	334,489	246,848	21,336
Amounts receivable	89,960	95,544	133,901
Amounts payable	—	—	(204,500)
	536,708	537,030	440,476

The loans receivable are unsecured, carry interest at prevailing market rate and have no fixed terms of repayment. At 31 December 2004, amounts receivable of HK$42,705,000, of which HK$5,645,000 is secured, carry interest at prevailing market rate and have fixed terms of repayment. The remaining amounts receivable are unsecured, interest free and have no fixed terms of repayment. The amounts payable are unsecured, interest free and have no fixed terms of repayment.

The share of results of jointly controlled entities include an amount of HK$156,565,000 (2003: HK$27,282,000; 2002: loss of HK$7,000) derived from profit recognised from property development during the year, the turnover and profit after taxation of which are HK$1,660,086,000 (2003: HK$1,401,528,000; 2002: Nil) and HK$626,260,000 (2003: HK$109,132,000; 2002: loss of HK$28,000), respectively.

Details of jointly controlled entities which, in the opinion of the directors, materially affect the results or net assets of the KWIH Group are given in note 37(b).

19. Associated companies

	2002	2003	2004
	HK$'000	*HK$'000*	*HK$'000*
KWIH Group			
Share of net assets	15,244	16,098	18,650

Details of associated companies which, in the opinion of the directors, materially affect the results or net assets of the KWIH Group are given in note 37(c).

20. Other non-current assets

	2002	2003	2004
	HK$'000	*HK$'000*	*HK$'000*
KWIH Group			
Deferred expenditure			
Overburden removal costs	111,564	114,366	99,679
Quarry site development	11,452	13,421	14,073
Issue costs for convertible bonds	—	—	13,896
	123,016	127,787	127,648
Deferred receivable *(note (a))*	11,020	8,147	6,707
Mortgage loans *(note (b))*	62,517	192,500	18,168
Long-term investments			
Listed in Hong Kong	2,487	2,487	972
Unlisted	104,451	102,306	151,403
	303,491	433,227	304,898
Market value of listed long-term investments	1,346	736	708

(a) Deferred receivable represents advances to various contractors. The advances are secured by assets provided by the contractors, carry interest at prevailing market rate and are repayable by monthly instalments up to 2009. The current portion of the receivable is included under other receivables.

(b) Mortgage loans are advances to purchasers of development properties of the KWIH Group and secured by second mortgages on the related properties. The current portion of the loans is included under other receivables.

21. Development properties

	2002	2003	2004
	HK$'000	*HK$'000*	*HK$'000*
KWIH Group			
Completed	1,075,233	352,355	228,325
Under development, at cost less provision	2,414,926	2,166,987	4,333,525
At cost less provision	3,490,159	2,519,342	4,561,850

22. Inventories

	2002	2003	2004
	HK$'000	*HK$'000*	*HK$'000*
KWIH Group			
Aggregates and sand	7,653	24,820	36,959
Concrete pipes and blocks	4,952	8,723	16,762
Cement	6,598	4,813	8,750
Spare parts	19,857	22,861	22,620
Consumables	3,565	7,499	8,084
	42,625	68,716	93,175

The carrying amount of inventories stated at net realisable value amounted to HK$1,572,000, HK$1,809,000 and HK$3,550,000 at 31 December 2002, 2003 and 2004, respectively.

23. Debtors and prepayments

	2002	2003	2004
	HK$'000	*HK$'000*	*HK$'000*
KWIH Group			
Trade debtors	358,434	379,975	471,934
Other receivables	108,001	134,847	130,293
Prepayments	55,155	39,662	63,133
	521,590	554,484	665,360
KWIH			
Prepayments	630	729	270

The KWIH Group has established credit policies which follow local industry standards. The average normal credit period offered ranges from 30 to 60 days for customers in Hong Kong and 120 to 180 days for customers in Mainland China. These are subject to periodic reviews by management.

The aging analysis of the KWIH Group's trade debtors based on the date of invoices and net of provision for bad and doubtful debts is as follows:

	2002	2003	2004
	HK$'000	*HK$'000*	*HK$'000*
Within one month	162,881	148,678	135,270
Two to three months	131,538	151,263	157,988
Four to six months	50,709	57,813	89,423
Over six months	13,306	22,221	89,253
	358,434	379,975	471,934

24. Other investments

	2002 HK$'000	2003 HK$'000	2004 HK$'000
KWIH Group			
Listed in Hong Kong, at market value	10,200	29,352	44,547
Unlisted shares	52,204	52,204	—
	62,404	81,556	44,547

25. Cash and bank balances

The cash and bank balances of the KWIH Group include HK$206,147,000, HK$146,628,000 and HK$24,476,000 at 31 December 2002, 2003 and 2004, respectively, which have been pledged or assigned for specific purposes under certain conditions.

26. Creditors and accruals

	2002 HK$'000	2003 HK$'000	2004 HK$'000
KWIH Group			
Trade creditors	322,106	296,370	300,403
Other creditors	87,683	86,948	78,456
Accrued operating expenses	102,017	95,806	102,701
Deposits received	11,699	14,531	28,872
	523,505	493,655	510,432
KWIH			
Other creditors	1,615	1,673	1,547
Accrued operating expenses	1,763	198	181
	3,378	1,871	1,728

The aging analysis of the KWIH Group's trade creditors based on the dates of the invoices is as follows:

	2002 HK$'000	2003 HK$'000	2004 HK$'000
Within one month	174,554	234,086	186,800
Two to three months	124,735	39,129	63,237
Four to six months	9,324	9,661	26,502
Over six months	13,493	13,494	23,864
	322,106	296,370	300,403

27. Share capital

	Ordinary shares of HK$0.10 each	*HK$'000*
Authorised:		
At 31 December 2001, 2002 and 2003	3,888,000,000	388,800
Increase during 2004	1,112,000,000	111,200
At 31 December 2004	5,000,000,000	500,000
Issued and fully paid:		
At 31 December 2001	1,870,745,070	187,075
Share options exercised	5,041,000	504
Issued as scrip dividends	43,759,361	4,376
At 31 December 2002	1,919,545,431	191,955
Share options exercised	2,378,000	238
Issued as scrip dividends	56,045,317	5,604
At 31 December 2003	1,977,968,748	197,797
Share options exercised	6,875,000	687
Issued as scrip dividends	30,800,990	3,080
At 31 December 2004	2,015,644,738	201,564

By a special resolution passed on 31 May 2004, the authorised share capital of KWIH was increased from HK$388,800,000 to HK$500,000,000 by the creation of an additional 1,112,000,000 ordinary shares of HK$0.10 each.

28. Share option scheme

KWIH operates a share option scheme under which options to subscribe for ordinary shares in KWIH are granted to selected executives. Under the scheme, share options may be granted to Directors, senior executives or employees of KWIH or its affiliates and other qualifying grantees. Consideration to be paid on each grant of option is HK$1.00. The period within which the shares must be taken up under an option is determined by the Board from time to time, except that such period shall not expire more than 10 years from the date of grant of the option.

Movements in the number of share options outstanding during the year are as follows:

	2002	**2003**	**2004**
At beginning of year	22,582,000	17,541,000	39,767,000
Granted *(note (a))*	—	24,754,000	—
Exercised *(note (b))*	(5,041,000)	(2,528,000)	(6,725,000)
Lapsed *(note (c))*	—	—	(5,211,000)
At end of year *(note (d))*	17,541,000	39,767,000	27,831,000

28. Share option scheme (continued)

(a) *Options granted*

17,754,000 and 7,000,000 share options were granted on 28 February 2003 and 29 December 2003 at the exercise price of HK$0.72 and HK$1.30 per share and will expire on 28 February 2013 and 29 December 2013, respectively. Consideration of HK$65 was received in respect of the share options granted.

(b) *Options exercised*

Exercise period	**Exercise price** *HK$*	**Number of shares issued**
February 2002	0.3600	1,170,000
April 2002	0.3600	1,654,000
April 2002	0.5586	1,130,000
May 2002	0.3600	237,000
May 2002	0.5586	700,000
June 2002	0.3600	150,000
Number of shares issued in 2002		5,041,000
January 2003	0.3600	200,000
January 2003	0.5586	133,000
March 2003	0.3600	550,000
April 2003	0.5586	160,000
September 2003	0.3600	100,000
October 2003	0.3600	435,000
October 2003	0.5586	400,000
October 2003	0.7200	300,000
December 2003	0.5586	100,000
Number of shares issued in 2003		2,378,000
December 2003 *(note)*	0.5586	150,000
Number of options exercised in 2003		2,528,000

Note: These shares were allotted on 19 January 2004.

28. Share option scheme (continued)

(b) *Options exercised (continued)*

Exercise period	Exercise price *HK$*	Number of shares issued
January 2004	0.3600	870,000
January 2004	0.5586	500,000
March 2004	0.7200	1,637,000
April 2004	0.7200	388,000
May 2004	0.3600	370,000
May 2004	0.5586	240,000
May 2004	0.7200	426,000
September 2004	0.7200	529,000
October 2004	1.3000	500,000
November 2004	0.7200	264,000
November 2004	1.3000	500,000
December 2004	0.7200	501,000
Number of options exercised in 2004		6,725,000
December 2003 *(note)*	0.5586	150,000
Number of share issued in 2004		6,875,000

Note: These options were exercised on 31 December 2003 but the shares were allotted on 19 January 2004.

(c) *Options lapsed*

No options lapsed in 2002 and 2003.

Exercise period	Exercise price *HK$*	Number of share options 2004
20 May 1999 to 19 May 2008	0.5586	2,111,000
30 December 2000 to 29 December 2009	0.3600	2,004,000
1 March 2004 to 28 February 2013	0.7200	1,096,000
Options lapsed in 2004		5,211,000

28. Share option scheme (continued)

(d) *Outstanding options*

Exercise period	Exercise price *HK$*	Number of share options 2002	2003	2004
Directors				
20 May 1999 to 19 May 2008	0.5586	3,400,000	3,400,000	3,100,000
30 December 2000 to 29 December 2009	0.3600	4,790,000	4,790,000	3,920,000
1 March 2004 to 28 February 2013	0.7200	—	7,691,000	7,691,000
Employees and others				
20 May 1999 to 19 May 2008	0.5586	4,122,000	3,179,000	628,000
30 December 2000 to 29 December 2009	0.3600	5,229,000	3,944,000	1,570,000
1 March 2004 to 28 February 2013	0.7200	—	9,763,000	4,922,000
30 December 2003 to 29 December 2013	1.3000	—	7,000,000	6,000,000
		17,541,000	39,767,000	27,831,000

29. **Reserves**

	Share premium HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Capital reserve HK$'000	Property revaluation reserve HK$'000	Revenue reserve HK$'000	Total HK$'000
KWIH Group							
At 31 December 2001	816,896	99,089	13	34,188	68,037	1,145,120	2,163,343
Changes in exchange rates	—	—	—	—	—	1,231	1,231
Premium on shares issued	1,674	—	—	—	—	—	1,674
Shares issued as scrip dividends	(4,376)	—	—	—	—	—	(4,376)
Reserve arising on scrip dividends	—	—	—	—	—	26,250	26,250
Profit for the year	—	—	—	—	—	102,334	102,334
2001 final dividend	—	—	—	—	—	(37,513)	(37,513)
2002 interim dividend	—	—	—	—	—	(18,964)	(18,964)
At 31 December 2002	814,194	99,089	13	34,188	68,037	1,218,458	2,233,979
Changes in exchange rates	—	—	—	—	—	(1,030)	(1,030)
Premium on shares issued	883	—	—	—	—	—	883
Shares issued as scrip dividends	(5,604)	—	—	—	—	—	(5,604)
Reserve arising on scrip dividends	—	—	—	—	—	43,324	43,324
Profit for the year	—	—	—	—	—	120,380	120,380
2002 final dividend	—	—	—	—	—	(38,412)	(38,412)
2003 interim dividend	—	—	—	—	—	(19,630)	(19,630)
At 31 December 2003	809,473	99,089	13	34,188	68,037	1,323,090	2,333,890
Changes in exchange rates	—	—	—	—	—	1,042	1,042
Premium on shares issued	4,253	—	—	—	—	—	4,253
Shares issued as scrip dividends	(3,080)	—	—	—	—	—	(3,080)
Reserve arising on scrip dividends	—	—	—	—	—	39,081	39,081
Profit for the year	—	—	—	—	—	234,323	234,323
2003 final dividend	—	—	—	—	—	(39,643)	(39,643)
2004 interim dividend	—	—	—	—	—	(40,195)	(40,195)
At 31 December 2004	810,646	99,089	13	34,188	68,037	1,517,698	2,529,671

29. Reserves (continued)

	Share premium HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Capital reserve HK$'000	Property revaluation reserve HK$'000	Revenue reserve HK$'000	Total HK$'000
KWIH Group							
Retained by:							
KWIH and subsidiaries	814,194	99,089	13	34,188	68,037	1,235,809	2,251,330
Jointly controlled entities	—	—	—	—	—	(34,945)	(34,945)
Associated companies	—	—	—	—	—	17,594	17,594
At 31 December 2002	814,194	99,089	13	34,188	68,037	1,218,458	2,233,979
KWIH and subsidiaries	809,473	99,089	13	34,188	68,037	1,295,697	2,306,497
Jointly controlled entities	—	—	—	—	—	8,929	8,929
Associated companies	—	—	—	—	—	18,464	18,464
At 31 December 2003	809,473	99,089	13	34,188	68,037	1,323,090	2,333,890
KWIH and subsidiaries	810,646	99,089	13	34,188	68,037	1,292,941	2,304,914
Jointly controlled entities	—	—	—	—	—	203,741	203,741
Associated companies	—	—	—	—	—	21,016	21,016
At 31 December 2004	810,646	99,089	13	34,188	68,037	1,517,698	2,529,671

29. Reserves (continued)

	Share premium HK$'000	Contributed surplus HK$'000	Capital redemption reserve HK$'000	Revenue reserve HK$'000	Total HK$'000
KWIH					
At 31 December 2001	816,896	213,560	13	818,056	1,848,525
Premium on shares issued	1,674	—	—	—	1,674
Shares issued as scrip dividends	(4,376)	—	—	—	(4,376)
Reserve arising on scrip dividends	—	—	—	26,250	26,250
Profit for the year	—	—	—	79,158	79,158
2001 final dividend	—	—	—	(37,513)	(37,513)
2002 interim dividend	—	—	—	(18,964)	(18,964)
At 31 December 2002	814,194	213,560	13	866,987	1,894,754
Premium on shares issued	883	—	—	—	883
Shares issued as scrip dividends	(5,604)	—	—	—	(5,604)
Reserve arising on scrip dividends	—	—	—	43,324	43,324
Profit for the year	—	—	—	69,377	69,377
2002 final dividend	—	—	—	(38,412)	(38,412)
2003 interim dividend	—	—	—	(19,630)	(19,630)
At 31 December 2003	809,473	213,560	13	921,646	1,944,692
Premium on shares issued	4,253	—	—	—	4,253
Shares issued as scrip dividends	(3,080)	—	—	—	(3,080)
Reserve arising on scrip dividends	—	—	—	39,081	39,081
Profit for the year	—	—	—	88,371	88,371
2003 final dividend	—	—	—	(39,643)	(39,643)
2004 interim dividend	—	—	—	(40,195)	(40,195)
At 31 December 2004	810,646	213,560	13	969,260	1,993,479

The distributable reserves of KWIH, under the Companies Act 1981 of Bermuda (as amended), amounted to HK$1,080,547,000, HK$1,135,206,000 and HK$1,182,820,000 at 31 December 2002, 2003 and 2004, respectively.

30. Long-term liabilities

	2002 HK$'000	2003 HK$'000	2004 HK$'000
KWIH Group			
Bank loans			
Secured	1,330,417	707,332	1,874,622
Unsecured	1,163,968	750,930	744,736
	2,494,385	1,458,262	2,619,358
Convertible bonds *(note (a))*	—	—	864,260
	2,494,385	1,458,262	3,483,618
Current portion included in current liabilities	(693,469)	(156,078)	(808,409)
	1,800,916	1,302,184	2,675,209
The bank loans are repayable within the following periods:			
Within one year	693,469	156,078	808,409
Between one to two years	756,206	735,969	636,537
Between two to five years	1,044,710	566,215	1,174,412
	2,494,385	1,458,262	2,619,358

(a) In March 2004, the KWIH Group issued convertible bonds in the aggregate of HK$864,260,000, which are listed on the Luxembourg Stock Exchange, at par value. The bonds carry interest at 0.5% per annum and the right to convert, subject to the right of the KWIH Group to pay cash in lieu of the shares, into new ordinary shares of HK$0.10 each in the issued share capital of KWIH at an initial conversion price of HK$2.25 per share, subject to adjustment, at any time from 23 April 2004 to 8 March 2009. Unless previously redeemed or converted, the bonds will be redeemed at 91.49% of their principal amount on 23 March 2009. The KWIH Group may, at its option at any time after 6 April 2005 and prior to 23 March 2009, redeem the bonds in whole or in part, at fixed redemption prices under certain specific circumstances.

As at 24 June 2005, HK$710.3 million of the convertible bonds have been converted into 315.7 million ordinary shares of KWIH.

	2002 HK$'000	2003 HK$'000	2004 HK$'000
KWIH			
Unsecured bank loans	740,000	508,000	420,000
Current portion included in current liabilities	(90,000)	(53,000)	(395,000)
	650,000	455,000	25,000
The bank loans are repayable within the following periods:			
Within one year	90,000	53,000	395,000
Between one to two years	245,000	430,000	25,000
Between two to five years	405,000	25,000	—
	740,000	508,000	420,000

31. Other non-current liabilities

	2002	2003	2004
	HK$'000	*HK$'000*	*HK$'000*
KWIH Group			
Deferred taxation *(note (a))*	87,968	88,365	81,474
Negative goodwill *(note (b))*	1,400	768	136
	89,368	89,133	81,610

(a) *Deferred taxation*

Deferred taxation is calculated in full on temporary differences under the liability method using applicable tax rates prevailing in the countries in which the KWIH Group operates.

Deferred taxation assets and liabilities are offset when there is a legal right to set off current taxation assets with current taxation liabilities and when the deferred taxation relates to the same authority. The above liabilities shown in the consolidated balance sheet are determined after appropriate offsetting of the relevant amounts.

The movement in deferred taxation assets and liabilities of the KWIH Group during the year is as follows:

	Deferred tax assets		Deferred tax liabilities		
	Tax losses	Others	Accelerated depreciation allowance	Others	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 31 December 2001	(21,242)	(937)	42,104	66,667	86,592
Charged/(credited) to profit and loss statement	(2,927)	308	(74)	4,069	1,376
At 31 December 2002	(24,169)	(629)	42,030	70,736	87,968
Charged/(credited) to profit and loss statement	(5,257)	(191)	2,577	3,268	397
At 31 December 2003	(29,426)	(820)	44,607	74,004	88,365
Charged/(credited) to profit and loss statement	3,847	820	(4,426)	(7,132)	(6,891)
At 31 December 2004	(25,579)	—	40,181	66,872	81,474

Deferred taxation assets of HK$61,733,000, HK$84,553,000 and HK$87,692,000 arising from unused tax losses and other temporary differences totaling HK$359,526,000, HK$458,618,000 and HK$473,388,000 at 31 December 2002, 2003 and 2004, respectively, have not been recognised in the financial statements. Unused tax losses of HK$307,356,000, HK$401,421,000 and HK$419,670,000 at 31 December 2002, 2003 and 2004, respectively, have no expiry date and the balance will expire at various dates up to and including 2010.

31. Other non-current liabilities (continued)

(b) *Negative goodwill*

	2002	2003	2004
	HK$'000	*HK$'000*	*HK$'000*
KWIH Group			
Cost at beginning and end of year	2,663	2,663	2,663
Accumulated amortisation	(1,263)	(1,895)	(2,527)
At end of the year	1,400	768	136

32. Notes to the consolidated cash flow statement

(a) *Reconciliation of operating profit to cash (used in)/generated from operations*

	2002	2003	2004
	HK$'000	*HK$'000*	*HK$'000*
Operating profit	138,322	145,521	68,952
Depreciation	62,111	69,280	79,553
Amortisation of deferred expenditure	14,879	15,675	20,632
(Profit)/loss on disposal of listed investments	(103)	(2,372)	2,893
Loss on disposal of unlisted investment	—	—	7,800
Loss on disposal of an associated company	12,658	—	—
Unrealised gain of listed investments	(950)	(16,032)	(15,195)
Impairment of long-term investments	561	2,145	2,880
Interest income	(10,864)	(16,169)	(15,357)
Interest capitalised on properties under development	65,685	34,396	42,816
Dividend income from listed investments	(856)	(1,476)	(1,807)
(Profit)/loss on sale of property, plant and equipment	(343)	1,349	1,206
Amortisation of negative goodwill	(631)	(632)	(632)
Write back of provision for development properties	(7,726)	(8,478)	—
Revaluation deficits of investment properties	6,066	12,071	5,503
Loss on deemed disposal of a subsidiary	—	—	10,501
Write back of additional provision for plant and equipment	(11,303)	—	—
Operating profit before working capital changes	267,506	235,278	209,745
(Increase)/decrease in development properties	(543,328)	979,295	(2,042,508)
Decrease/(increase) in inventories	20,454	(26,091)	(24,459)
Decrease/(increase) in debtors and prepayments	58,923	(32,894)	(110,876)
(Increase)/decrease in mortgage loans receivable	(40,576)	(129,983)	174,332
Increase/(decrease) in creditors and accruals	30,520	(29,850)	20,717
Cash (used in)/generated from operations	(206,501)	995,755	(1,773,049)

32. Notes to the consolidated cash flow statement (continued)

(b) *Analysis of changes in financing*

	Share capital and share premium *HK$'000*	Minority interests *HK$'000*	Loans and finance lease obligations *HK$'000*	Total *HK$'000*
At 31 December 2001	1,003,971	1,037,218	2,060,504	4,101,693
Cash inflow from financing	2,178	7,814	582,787	592,779
Change in exchange rates	—	(57)	—	(57)
Minority interests' share of profits	—	22,810	—	22,810
At 31 December 2002	1,006,149	1,067,785	2,643,291	4,717,225
Cash inflow/(outflow) from financing	1,121	(151)	(1,008,045)	(1,007,075)
Change in exchange rates	—	(774)	—	(774)
Minority interests' share of profits	—	17,009	—	17,009
At 31 December 2003	1,007,270	1,083,869	1,635,246	3,726,385
Cash inflow from financing	4,940	31,036	1,884,505	1,920,481
Additional interest	—	10,501	—	10,501
Change in exchange rates	—	742	—	742
Minority interests' share of profits	—	21,117	—	21,117
At 31 December 2004	1,012,210	1,147,265	3,519,751	5,679,226

33. Commitments

(a) *Contracted but not provided for*

	2002 *HK$'000*	2003 *HK$'000*	2004 *HK$'000*
KWIH Group			
Commitments in respect of property developments	699,684	935,850	969,302
Commitments in respect of capital expenditure	53,616	51,339	75,198
Share of commitments of the jointly controlled entities in respect of property developments	197,691	185,168	—

(b) *Operating lease commitments*

The future aggregate minimum lease rental expense in respect of land and buildings under non-cancellable operating leases is payable in the following periods:

	2002 *HK$'000*	2003 *HK$'000*	2004 *HK$'000*
KWIH Group			
First year	8,199	7,339	7,497
Second to fifth years inclusive	24,517	23,743	24,843
After fifth year	38,564	30,638	22,696
	71,280	61,720	55,036

34. Operating lease rental receivable

The future aggregate minimum lease rental income in respect of land and buildings under non-cancellable operating leases is receivable in the following periods:

	2002	2003	2004
	HK$'000	*HK$'000*	*HK$'000*
KWIH Group			
First year	28,815	26,409	68,883
Second to fifth years inclusive	55,006	47,350	165,595
After fifth year	53,878	32,715	21,720
	137,699	106,474	256,198

35. Contingent liabilities

KWIH has executed guarantees in favour of banks and financial institutions in respect of facilities granted to certain subsidiaries amounting to HK$3,844,074,000 (2002: HK$2,136,836,000; 2003: HK$1,505,277,000), of which HK$1,903,793,000 (2002: HK$1,389,943,000; 2003: HK$766,554,000) have been utilised.

At 31 December 2002, KWIH has executed guarantees in favour of banks and financial institutions in respect of facilities granted to a jointly controlled entity amounting to HK$203,500,000, of which HK$68,750,000, have been utilised.

At 31 December, 2004 KWIH has executed guarantees in favour of convertible bondholders in respect of the convertible bonds issued by a subsidiary amounting to HK$864 million.

KWIH has executed a guarantee in favour of the HKSAR Government in respect of the performance by a subsidiary's obligation under a contract with the HKSAR Government at 31 December 2002, 2003 and 2004.

36. Related party transactions

The following is a summary of significant transactions between the KWIH Group and related parties, in addition to those disclosed elsewhere in the financial statements during the Relevant Periods:

(a) Sales of aggregates to an associated company amounted to HK$26,585,000, HK$16,375,000 and HK$18,640,000 for the years ended 31 December 2002, 2003 and 2004, respectively. These were made at prices and terms no less than those charged to other third party customers of the KWIH Group.

(b) Rental income from an associated company amounted to HK$9,971,000, HK$9,691,000 and HK$9,737,000 for the years ended 31 December 2002, 2003 and 2004, respectively, based on the terms of rental agreement between the parties.

(c) On 22 July 2002, Brighten Lion Limited, a 66% owned subsidiary, granted a guaranteed unsecured revolving loan facility of HK$330 million to Great Place Developments Limited, a wholly-owned subsidiary. The facility carries interest at the rate of 2.38% per annum over three-month HIBOR, with a maturity of three years and an option to extend the maturity for further one or two years. The maximum loans outstanding were HK$50 million, HK$219 million and HK$70 million for the years ended 31 December 2002, 2003 and 2004, respectively.

37. Principal subsidiaries, jointly controlled entities and associated companies

(a) *Subsidiaries*

Name of company	Principal place of operation	Issued share/registered capital: Number of ordinary shares	Number of non-voting deferred shares	Par value per share	Effective percentage of equity held by the KWIH Group	Principal activities
Directly held by KWIH Incorporated in the British Virgin Islands				*US$*		
Sutimar Enterprises Limited	Hong Kong	100	—	1	100	Investment holding
Indirectly held by KWIH Incorporated in Hong Kong				*HK$*		
Barichon Limited	Hong Kong	3,000,000	—	1	66	Sale and distribution of concrete pipes
Bright City Development Limited	Hong Kong	2	—	1	100	Property development
Brighten Lion Limited	Hong Kong	2	—	1	66	Provision of finance
Chelsfield Limited	Hong Kong	2,111,192	—	10	66	Investment holding
Chely Well Limited	Hong Kong	1,000	—	1	65	Investment holding
Chinapex Company Limited	Singapore	1,000	—	10	100	Property investment and development
China Win Enterprise Limited	Hong Kong	5,000,000	—	1	100	Investment holding
Citifair Asia Limited	Hong Kong	10	—	1	66	Investment holding
Colour Day International Limited	Hong Kong	2	—	1	100	Investment holding
Construction Materials Limited	Hong Kong	30,000	—	10	66	Sale of aggregates
Doran (Hong Kong) Limited	Hong Kong	1,000	—	10	66	Sale and distribution of concrete pipes
Friendly Star Company Limited	Hong Kong	1,000	—	10	100	Property development
Full Wealth Limited	Hong Kong	2	—	1	100	Property development
Greenwell Investments Limited	Guangzhou	2	—	1	100	Investment holding and property development
Gold Base Limited	Hong Kong	2	—	1	100	Investment holding
Goldstar Power Limited	Hong Kong	1	—	1	100	Property development and investment holding
Gracerock Limited	Hong Kong	2	—	1	100	Investment holding
Hero Plaza Limited	Hong Kong	2	—	1	100	Property development
Kingrand Limited	Hong Kong	2	—	1	100	Property investment
K. Wah Concrete Company Limited	Hong Kong	2	1,000	100	66	Manufacture, sale and distribution of ready-mixed concrete
K. Wah Construction Materials (Hong Kong) Limited	Hong Kong	2	2	10	66	Provision of management services
K. Wah Construction Materials Limited	Hong Kong	1,296,475,563	—	0.1	66	Investment holding
K. Wah Construction Products Limited	Hong Kong	2	1,000	100	66	Manufacture, sale and distribution of concrete products

37. Principal subsidiaries, jointly controlled entities and associated companies (continued)

(a) *Subsidiaries (continued)*

Name of company	Principal place of operation	Issued share/registered capital: Number of ordinary shares	Number of non-voting deferred shares	Par value per share	Effective percentage of equity held by the KWIH Group	Principal activities
K. Wah Management Services Limited	Hong Kong	100	—	100	100	Provision of management services
K. Wah Materials Limited	Hong Kong	28,080,002	—	1	66	Trading
K. Wah Properties Investment Limited	Hong Kong	1,000	—	10	100	Investment holding
K. Wah Quarry Company Limited	Hong Kong	2	100,000	100	66	Sale of aggregates
K. Wah Stones (Holdings) Limited	Hong Kong	439,463,724	—	0.2	100	Investment holding
K. Wah Stones (Zhu Hai) Company Limited	Zhuhai	2	1,000	10	66	Quarrying
K. Wah Trading and Development Limited	Hong Kong	2	2	10	66	Trading
KWP Quarry Co. Limited	Hong Kong	9,000,000	—	1	42	Quarrying
Lightway Limited	Hong Kong	2	2	1	66	Property investment
Lucky Way Investment Limited	Hong Kong	2	—	1	100	Property development
Master Target Limited	Hong Kong	2	—	1	66	Investment holding
Minter Limited	Hong Kong	2	—	1	100	Investment holding
Netrich Limited	Hong Kong	2	—	1	100	Property development
New Fine Limited	Hong Kong	1	—	1	100	Property development
Orient Profit Limited	Hong Kong	1	—	1	100	Property development
Origin World Limited	Hong Kong	2	—	1	100	Property investment
Perfect Development Limited	Hong Kong	2	—	1	100	Property development
Polynice Limited	Hong Kong	2	—	1	100	Provision of finance
Quanturn Limited	Hong Kong	2	—	1	66	Equipment leasing
Rainbow Country Limited	Hong Kong	2	—	1	66	Investment holding
Rainbow Mark Limited	Hong Kong	100	—	1	63	Investment holding
Rainbow States Limited	Hong Kong	2	—	1	66	Investment holding
Star Home Limited	Hong Kong	2	—	1	66	Investment holding
Triconville Investments Limited	Hong Kong	10	—	1	66	Investment holding
Union Profits Limited	Hong Kong	2	—	1	100	Property development
Victory Way Limited	Hong Kong	9,901,000	—	1	99.9	Investment holding

37. **Principal subsidiaries, jointly controlled entities and associated companies (continued)**

(a) *Subsidiaries (continued)*

Name of company	Principal place of operation	Issued share capital Number of ordinary shares	Par value per share	Effective percentage of equity held by the KWIH Group	Principal activities
Incorporated in Japan			*Yen*		
Asahi Kohatsu Corporation	Japan	240	50,000	75	Trading
Incorporated in the British Virgin Islands			*US$*		
All Smart Profits Limited	Hong Kong	10	1	100	Investment holding
Bestfull Profits Limited	Hong Kong	10	1	100	Investment holding
Cyber Point Assets Limited	Hong Kong	10	1	100	Investment holding
Eternal Profits International Limited	Hong Kong	10	1	66	Property investment
Fairlight Investments Limited	Hong Kong	10	1	66	Investment holding
Greatest Smart Limited	Hong Kong	10	1	100	Investment holding
High Regard Investments Limited	Hong Kong	20	1	66	Investment holding
K. Wah International Finance Limited	Hong Kong	10	1	100	Provision of finance
Latent Developments Limited	Hong Kong	10	1	66	Investment holding
Ontrack Development Limited	Hong Kong	10	1	100	Investment holding
Profit Access Investments Limited	Hong Kong	10	1	66	Investment holding
Prosperous Fields Limited	Hong Kong	10	1	66	Investment holding
Repton Developments Limited	Hong Kong	10	1	100	Investment holding
Taksin Profits Limited	Hong Kong	17	1	66	Investment holding
Top Ridge Management Limited	Singapore	10	1	100	Property investment
Woodland Assets Limited	Hong Kong	10	1	66	Investment holding

37. Principal subsidiaries, jointly controlled entities and associated companies (continued)

(a) *Subsidiaries (continued)*

Name of company	Principal place of operation	Registered capital	Effective percentage of equity held by the KWIH Group	Principal activities
Incorporated in Mainland China				
Wholly-owned foreign enterprise				
Doran Construction Products(Shenzhen) Co., Ltd.	Shenzhen	HK$10,000,000	66	Manufacture, sale and distribution of concrete pipes
Guangzhou Shi K. Wah Hua Dao Real Estate Co., Ltd. 廣州市嘉華花都置業有限公司	Guangzhou	HK$93,600,000	100	Property development
K. Wah (China) Investment Co., Ltd.	Shanghai	US$30,000,000	100	Investment holding
K. Wah Construction Development Consultancy (Shanghai) Ltd.	Shanghai	US$525,000	100	Provision of consultancy services
K. Wah Construction Products (Shenzhen) Co., Ltd.	Shenzhen	US$1,290,000	66	Manufacture, sale and distribution of concrete pipes
K. Wah Consultancy (Guangzhou) Co., Ltd.	Guangzhou	HK$1,560,000	66	Provision of management services
K. Wah Consultancy (Shanghai) Co., Ltd.	Shanghai	US$350,000	66	Provision of management services
K. Wah Quarry (Huzhou) Co., Ltd.	Huzhou	US$4,250,000	66	Quarrying
Shanghai Guoguang Real Estate Development Co., Ltd.	Shanghai	US$27,000,000	100	Property development
Shanghai K.Wah Qingsong Concrete Co. Ltd.	Shanghai	US$2,420,000	66	Manufacture, sale and distribution of ready-mixed concrete
Shenzhen K. Wah Concrete Piles Co., Ltd. 深圳嘉華混凝土管樁有限公司	Shenzhen	US$2,100,000	66	Manufacture, sale and distribution of concrete pipes
Cooperative joint venture				
Beijing Shoujia Stone Co. Ltd.	Beijing	US$1,080,000	36	Quarrying
Beijing K. Wah GaoQiang Concrete Co. Ltd.	Beijing	US$2,450,000	66	Manufacture, sale and distribution of ready-mixed concrete
Hui Cheng Real Estate Development Co. Ltd. Guangzhou	Guangzhou	HK$200,000,000	100	Property development
K. Wah Materials (Huidong) Ltd.	Huidong	US$2,800,000	66	Quarrying
Nanjing K. Wah Concrete Co., Ltd.	Nanjing	US$1,330,000	66	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Beicai Concrete Co., Ltd.	Shanghai	RMB31,500,000	66	Manufacture, sale and distribution of ready-mixed concrete

37. Principal subsidiaries, jointly controlled entities and associated companies (continued)

(a) *Subsidiaries (continued)*

Name of company	Principal place of operation	Registered capital	Effective percentage of equity held by the KWIH Group	Principal activities
Shanghai Jiajian Concrete Co., Ltd.	Shanghai	RMB17,400,000	39	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Jia Shen Concrete Co., Ltd.	Shanghai	RMB4,400,000	66	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Jia Zhao Real Estate Development Co., Ltd.	Shanghai	US$24,000,000	100	Property development
Shanghai K. Wah Concrete Co., Ltd.	Shanghai	RMB10,000,000	66	Manufacture, sale and distribution of ready-mixed concrete and provision of quality assurance services
Shanghai K. Wah Concrete Piles Co., Ltd.	Shanghai	US$2,500,000	66	Manufacture, sale and distribution of concrete piles
Yue Hua Real Estate Development Co. Ltd. Guangzhou	Guangzhou	HK$187,000,000	100	Property development
Equity joint venture				
Jia Hui Da Real Estate Development Co., Ltd. Shanghai	Shanghai	US$53,000,000	36	Property development
Shanghai Ganghui Concrete Co., Ltd	Shanghai	US$4,000,000	39	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Jiafu Concrete Co., Ltd.	Shanghai	US$1,400,000	36	Manufacture, sale and distribution of ready-mixed concrete
Shanghai Jiagangcheng Real Estate Development Co., Ltd.	Shanghai	US$13,000,000	95	Property development
Shanghai Jiashen Real Estate Development Co., Ltd.	Shanghai	US$26,000,000	99	Property development
Shanghai Xin Cai Concrete Co., Ltd.	Shanghai	US$2,100,000	65	Manufacture, sale and distribution of ready-mixed concrete
Incorporated in Macau				
K. Wah (Macao Commercial Offshore) Company Limited	Macau	MOP100,000	66	Trading

37. Principal subsidiaries, jointly controlled entities and associated companies (continued)

(b) *Jointly Controlled Entities*

Name of company	Principal place of operation	Issued share capital Number of ordinary shares	Par value per share *HK$*	Effective percentage of equity held by the KWIH Group	Principal activities
Incorporated in Hong Kong					
Anglers' Bay Property Management Co. Ltd.	Hong Kong	2	1	50	Property management
Golden Famous International Limited	Hong Kong	2	1	25	Property development
Prime Force Limited	Hong Kong	2	1	50	Property development
Top Falcon Limited	Hong Kong	2	1	50	Provision of finance
Incorporated in Mainland China		**Registered capital**			
Anhui Masteel K. Wah New Building Materials Co., Ltd.	Maanshan	US$4,290,000	N/A	20	Manufacture, sale and distribution of slag
Beijing Shougang K.Wah Construction Materials Co. Ltd.	Beijing	RMB50,000,000	N/A	26	Manufacture, sale and distribution of slag
Guangdong Shaogang Jia Yang New Materials Co. Ltd.	Shaoguan	US$6,000,000	N/A	23	Manufacture, sale and distribution of slag
Guangzhou K. Wah Nanfang Cement Limited	Guangzhou	RMB100,000,000	N/A	33	Manufacture, sale and distribution of cement
Shanghai Bao Jia Concrete Co., Limited.	Shanghai	US$4,000,000	N/A	33	Manufacture, sale and distribution of ready-mixed concrete
Maanshan Masteel K. Wah Concrete Co. Ltd.	Maanshan	US$2,450,000	N/A	20	Manufacture, sale and distribution of ready-mixed concrete
Yunnan Kungang & K. Wah Cement Construction Materials Co. Ltd.	Kunming	RMB300,000,000	N/A	20	Manufacture, sale and distribution of cement and slag

(c) *Associated companies*

Name of company	Principal place of operation	Issued share capital Number of ordinary shares	Par value per share *HK$*	Effective percentage of equity held by the KWIH Group	Principal activities
Incorporated in Hong Kong					
Tarmac Asphalt Hong Kong Limited	Hong Kong	1,100,000	10	13	Manufacture, sale and distribution and laying of asphalt

III. SUBSEQUENT EVENTS

(a) On 31 January 2005, KWIH entered into a Joint Venture Agreement with Shanghai Baosteel Group Corporation, Mitsubishi Corporation and Tokyu Land Corporation to establish a joint venture company, to be named as "Shanghai Baoland Co., Ltd.", in Shanghai, in which the KWIH Group will hold 41.5% interest. The KWIH Group will invest HK$423.5 million in the joint venture company as share capital and premium.

(b) On 14 March 2005, Canton Treasure Group Limited, a wholly owned subsidiary of KWCM, entered into an agreement for the acquisition of 88.1% of the voting shares carrying 97.9% of the economic interest in Galaxy for an aggregate purchase price of HK$18,405,198,023, which will be partly satisfied by the issue of 1,840,519,798 new shares of KWCM at HK$8 per share, and partly by cash and/or unsecured fixed rate notes of HK$3,681,039,603 to be issued by KWCM. Completion of the acquisition is subject to the fulfilment of certain conditions precedent and the Acquisition has not yet been completed as at the date of this report. Upon completion of the Acquisition, KWCM will cease to be a subsidiary and become an associated company.

(c) On 21 April 2005, Sutimar Enterprises Limited ("Sutimar"), a wholly owned subsidiary of KWIH, agreed to place 146,000,000 shares of KWCM to third party placees at the price of HK$8 per share for cash. Sutimar also agreed to subscribe for 146,000,000 new shares of KWCM at the same price of HK$8 per share for cash and KWCM will bear the costs and expenses in connection with the placing and the subscription. The net proceeds of the new shares for KWCM was approximately HK$1,136.8 million. The KWIH Group's equity interest in KWCM was reduced from approximately 65.7% to approximately 59.1% as a result of the placing and subscription.

(d) As at 24 June 2005, HK$710.3 million of the convertible bonds (note 30) have been converted into 315.7 million ordinary shares of KWIH at the conversion price of HK$2.25 per share.

IV. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared for KWIH or its subsidiaries in respect of any period subsequent to 31 December 2004. In addition, no dividend or distribution has been declared, made or paid by KWIH or its subsidiaries in respect of any period subsequent to 31 December 2004.

Yours faithfully,
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

INDEBTEDNESS

As at the close of business on 30 April 2005, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Remaining KWIH Group had outstanding borrowings of approximately HK$3,150,867,000, comprising bank loans of approximately HK$2,501,475,000 (in which secured bank loans are of approximately HK$1,986,117,000 and unsecured bank loans are of approximately HK$515,358,000 respectively), unsecured convertible bonds of HK$349,000,000 due on 23 March 2009 and the unsecured loans from minority shareholders of subsidiaries of approximately HK$300,392,000. The aggregate amount repayable at 30 April 2005 was as follows:

	KWIH Group	KWCM Group	Remaining KWIH Group
	HK$'000	*HK$'000*	*HK$'000*
Bank loans repayable			
Within one year	1,209,636	250,500	959,136
Between one and two years	557,364	87,500	469,864
Between two and five years	1,091,675	19,200	1,072,475
	2,858,675	357,200	2,501,475
Convertible bonds repayable			
Between two and five years	349,000	—	349,000
Loans from minority shareholders of subsidiaries			
Repayable on demand	390,051	89,659	300,392
	3,597,726	446,859	3,150,867

The Remaining KWIH Group's current banking facilities are secured by legal charges on investment properties, leasehold land and buildings, properties under development for sale and completed properties held for sale with an aggregate book value of approximately HK$4,922,877,000 as at 30 April 2005. All the properties and land and buildings referred to above are held by the Remaining KWIH Group.

A wholly-owned subsidiary of KWCM has given a several counter-guarantee amounting to HK$103,774,000 in respect of a guarantee provided by a shareholder of an unlisted investee company on the banking facilities granted to the unlisted investee company of the KWCM Group in Mainland China. This counter-guarantee was given pursuant to an amendment agreement to a joint venture contract entered by it in February 2004 in respect of its acquisition of 10% equity interest in the unlisted investee company. These facilities have been fully utilised as at 30 April 2005. The amount of this counter-guarantee represents about 6.6% of the total banking facilities granted to the investee company, which is less than the KWCM Group's proportional equity share in that company.

As at 30 April 2005, save as disclosed in this Circular and apart from intra-group liabilities, the Remaining KWIH Group did not have any debt securities issued and outstanding, or authorised/ otherwise created but un-issued, any term loans (secured, unsecured, guaranteed or not), any other borrowings or indebtedness in the nature of borrowing including bank overdrafts and liabilities under acceptances (other than normal trade bills) or acceptance credits or hire purchase commitments (whether secured/unsecured, guaranteed or not), any mortgages and charges, any contingent liabilities or guarantees.

Foreign currency amounts have been translated into Hong Kong dollars at the rates of exchange prevailing at the close of business on 30 April 2005.

Working capital

Taking into account the financial resources available to the Remaining KWIH Group, including internally generated funds and the available banking facilities, the KWIH Directors are of the opinion that the Remaining KWIH Group will have sufficient working capital for its present requirements for at least the next 12 months from the date of publication of this Circular.

REVIEW OF RESULTS OF OPERATION

Year ended 31 December 2004 compared to year ended 31 December 2003

Turnover of the KWIH Group for the year ended 31 December 2004 was HK$1,731 million as compared to HK$3,076 million for the year ended 31 December 2003, a decrease of 44%.

Profit attributable to KWIH Shareholders for the year ended 31 December 2004 was HK$234 million as compared to HK$120 million for the corresponding year ended 31 December 2003, an increase of 95%.

The decrease in the KWIH Group's turnover but with a double in profit attributable to KWIH Shareholders was due to the increase in profit from sales of properties from jointly controlled entities where only the KWIH Group's share of profit is included in the profit and loss statement.

Contribution from the properties division during the year was performing well with the continued rising trend of properties prices as a result of the improvement in the overall economic outlook and property market sentiment in Hong Kong. Major properties sold were the Anglers' Bay and The Cairnhill in Hong Kong.

During the year, the KWIH Group had acquired through Government public auction and tender of the Urban Renewal Authority, two sites are at Tung Lo Wan Hill Road in Shatin and are at Johnston Road in Wanchai with a total gross floor area of approximately 24,000 and 19,000 square metres respectively. Development plans are now underway. It is expected that the two projects will be completed in 2007 and 2008 respectively with good contributions to the KWIH Group.

Other major properties held for sale or investment in Hong Kong and the Mainland are as follows:

The Anglers' Bay, 18A Castle Peak Road, Tsing Lung Tau (50% owned)

This is a development property joint venture of which the KWIH Group and Sino Group each holds 50% interest. The Group was appointed project manager for the development.

The property is situated at Sham Tseng Bay and close by the Tsing Ma Bridge and the Route 3 highway, thus providing convenient access to Kowloon and Hong Kong. The development comprises two blocks of high-rise building towers with 248 residential units and a fully equipped clubhouse. All the units are southeast-oriented with balconies and command a scenic seaview of the Tsing Ma and the Ting Kau Bridges.

Superstructure work was completed and occupation permit was obtained in September 2004. Nearly all of the residential units have been sold.

The Cairnhill, 108 Route Twisk, Tsuen Wan (25% owned)

This is a development property joint venture of which the KWIH Group holds a 25% interest. The remaining 50% and 25% are owned by Cheung Kong (Holdings) Limited and Sino Group respectively.

This project has a total gross floor area of approximately 92,450 square metres for low-density residential property development. Superstructure work was completed and occupation permit was obtained in November 2004. All the 770 units have been sold. The Cheung Kong group was appointed project manager for the development.

Skyline Commercial Centre, Wing Lok Street, Sheung Wan

The property is a 24-storey commercial building comprising approximately 3,900 square metres of office space and ground floor shops. The property is held for long term investment purpose. It enjoys a high occupancy and contributes a steady rental income to the KWIH Group.

Shopping Arcade at Grandview Garden, Pau Chung Street, Tokwawan

The property, a shopping arcade of approximately 2,700 square metres, was sold in January 2005. During 2004, the property was leased and maintained a high occupancy rate with competitive rentals.

Kingsfield Centre, Shell Street, North Point

The property comprises approximately 1,900 square metres of office space inside a 26-storey commercial building. The property is held for sale and is currently leased for rental. The occupancy rates are satisfactory.

No. 701, Guangzhong Road, Da Ning International Community, Shanghai (100% owned)

The project is named as Shanghai Westwood with a total gross floor area of approximately 380,000 square metres. With reference to the style of the Westwood area in Los Angeles, USA, the project is designed as a luxurious condominium with full amenities. Shanghai Westwood is divided into three development phases. Construction works for phase one, with the gross floor area of about 140,000 square metres, was commenced in mid-2004 and is expected to be completed in 2006. Pre-sale is scheduled to be launched in the first half of 2005. The development of other two phases with gross floor area of approximately 140,000 square metres and 100,000 square metres is targeted to start in late 2005 and 2006 respectively.

Shanghai K. Wah Centre, Huaihai Zhong Road, Shanghai (35.75%)

This is a development property joint venture in which the KWIH Group holds an effective 35.75% interest. The KWIH group is the single largest shareholder in this project. The other partners are SVA Electron Co., Ltd. (30%), Tidefull Investment Ltd. (15.4%), Shanghai Xu Fang (Group) Co., Ltd. (15%) and Nissho Iwai Hong Kong Corporation Ltd. (3.85%). The Group is also the project manager for the development.

Located at the inner ring area of Shanghai and in the heart of the thriving downtown Huaihai Road commercial area, the development is of approximately 69,000 square metres and comprises a high rise Grade A office tower with two ancillary buildings. The Main Office Building (with a total lettable area of about 64,500 square metres) was 70% leased by the end of 2004 and vacant possession of those units leased had been handed over to tenants by January 2005. The whole project will be completed in the first quarter of 2005.

Lot A&B No. 68 Jianguo Xi Road, Xuhui District, Shanghai (100% owned)

The project is one of the last sizable pieces of land in the heritage region of Xuhui District. The project location is the traditional up scale residential area in Shanghai. We plan to develop this site as a residential landmark in the area with a total gross floor area of approximately 140,000 square metres. With a heavy French influence, the project would further enhance the historical value of this scarce piece of land. Demolition work is in progress and the development is expected to be completed by 2007.

Phase III, Yanjiazhai, Jingan District, Shanghai (99% owned)

The project is located in Jingan District Urumqi Bei Road and close to the prosperous Central Business District (CBD) of Nanjing West Road. Luxurious residential buildings with a total gross floor area of approximately 100,000 square metres will be constructed on this remarkable location. The land site measures 450 metres from East to West. All the units are designed with a south-facing orientation. This also guarantees an unobstructed view overseeing the CBD of Nanjing West Road and the Yan On Highway. Demolition work is in progress and the development is expected to be completed by 2007.

Turnover for the Construction Materials Division was slightly higher than that of last year but the profit attributable to KWIH Shareholders decreased by approximately 17% from last year.

Year ended 31 December 2003 compared to year ended 31 December 2002

Turnover of the KWIH Group for the year ended 31 December 2003 was HK$3,076 million as compared to HK$2,135 million for the corresponding year ended 31 December 2002, an increase of 44%.

Profit attributable to KWIH Shareholders for the year ended 31 December 2003 was HK$120 million as compared to HK$102 million for the corresponding year ended 31 December 2002, an increase of 18%.

During the year, the lacklustre performance of the Hong Kong economy, especially after the outbreak of SARS in March 2003, had an adverse impact on the retail sales, residential property sales and the construction industry in Hong Kong in general.

Nevertheless, with the KWIH Group's strategy focusing on customers' needs by providing end users with residential property of "superior design, top quality and value for money", property sales of The Palace in Kowloon Tong, the La Costa in Ma On Shan and The Cairnhill in Tsuen Wan were well received by the market. Sales from this Division accounted for approximately 61% of the KWIH Group's turnover.

Due to the escalating competition in Hong Kong, contribution from the Construction Materials Division was 51% less than that of last year despite the increased contribution from the gradual phasing in of the new projects in the Mainland.

Year ended 31 December 2002 compared to year ended 31 December 2001

Turnover of the KWIH Group for the year ended 31 December 2002 was HK$2,135 million as compared to HK$2,275 million for the corresponding year ended 31 December 2001, a decrease of 6%

Profit attributable to KWIH Shareholders for the year ended 31 December 2002 was HK$102 million as compared to HK$100 million for the corresponding year ended 31 December 2001, an increase of 2%.

The Hong Kong economy underwent a long-term structural adjustment in year 2002. Despite the lacklustre economic conditions, the KWIH Group adopted the strategy of developing premium properties.

Contribution from development and sale of properties increased during the year of 2002 as compared to 2001. Major properties sold were the Seacrest, La Costa and the Palace in Hong Kong, Chez Moi in Shanghai and Parkview Place phase 3 in Guangzhou. Sales from this Division accounted for approximately 51% of the KWIH Group's turnover.

Due to the competition, operating profit of the construction materials business for the year was 59% less than that of preceding year.

REVIEW OF FINANCIAL CONDITION

1. Financial Position

Total funds employed, defined as shareholders' funds plus minority interests and bank loans and overdrafts, was HK$7.4 billion at 31 December 2004, an increase of 40% as compared to HK$5.3 billion at 31 December 2003.

Total funds employed at 31 December 2003 was HK$5.3 billion, a decrease of 13% as compared to HK$6.1 billion at 31 December 2002.

Total funds employed at 31 December 2002 was HK$6.1 billion, an increase of 11% as compared to HK$5.5 billion at 31 December 2001.

2. Liquidity, Financial Resources and Gearing Ratio

Cash Flows from Operating Activities

The KWIH Group had a net cash outflow from operating activities of HK$311 million for the year ended 31 December 2002, a net cash inflow from operating activities of HK$944 million for the year ended 31 December 2003 and a net cash outflow from operating activities of HK$1,832 million for the year ended 31 December 2004.

Compared to 31 December 2002, the increase of cash inflow in 2003 was primarily due to increase in cash inflow from sale of properties.

Compared to 31 December 2003, the increase of cash outflow in 2004 was primarily due to increase in cash outflow for properties under development in respect of Hong Kong projects.

Cash Flows from Investing Activities

The KWIH Group had a net cash outflow from investing activities of HK$226 million and HK$85 million for the year ended 31 December 2002 and 2003 respectively, a net cash inflow from investing activities of HK$231 million for the year ended 31 December 2004.

Compared to 31 December 2002, the decrease of cash outflow in 2003 was primarily due to less new loans being extended to associated companies and jointly controlled entities.

Compared to 31 December 2003, the increase of cash inflow in 2004 was primarily due to the repayment of loans from associated companies and jointly controlled entities.

Cash Flows from Financing Activities

The KWIH Group had a net cash inflow of HK$563 million from financing activities for the year ended 31 December 2002, a net cash outflow of HK$1,022 million for the year ended 31 December 2003, a net cash inflow HK$1,863 million for the year ended 31 December 2004. The net cash inflow for the year ended 31 December 2002 mainly represented the KWIH Group's net drawdown of long-term and short-term bank loans of HK$584 million.

The net cash outflow for the year ended 31 December 2003 mainly represented the KWIH Group's net repayment of long-term bank loans of HK$1,036 million.

The net cash inflow for the year ended 31 December 2004 mainly represented the KWIH Group's net drawdown of long-term and short-term bank loans of HK$1,020 million and the net proceeds of convertible bonds of HK$848 million.

Cash and Bank Balances

The KWIH Group had cash and bank balances less short term loans and overdraft of HK$745 million at 31 December 2004, HK$340 million at 31 December 2003 and HK$533 million at 31 December 2002.

Gearing

The gearing ratio, defined as the total loans outstanding less cash balances to total assets, remained at a healthy level of 38% at 31 December 2004, 21% at 31 December 2003 and 32% at 31 December 2002.

Working Capital and Liquidity

The working capital, being current assets less current liabilities, was HK$4,756 million at 31 December 2004, HK$2,884 million at 31 December 2003 and HK$3,437 million at 31 December 2002.

The KWIH Group's liquidity position remains strong and the KWIH Group possesses sufficient cash and available banking facilities to meet its commitments, working capital requirements and future assets acquisitions. Commitments are defined as the outstanding payments for the acquisition of lands and related development and construction costs both in Hong Kong and in the Mainland.

3. Treasury Policies

The KWIH Group adopts a conservative approach regarding foreign exchange exposure and its aim is to minimize risk. The majority of the KWIH Group's borrowings are in Hong Kong dollars. Forward foreign exchange contracts are utilised when suitable opportunities arise and when considered appropriate. Interest rate swap contracts are also utilised when considered appropriate to avoid impact of any undue interest rate fluctuation on the KWIH Group's operation, the KWIH Group has not engaged in the use of derivative products and considers these products not necessary for its treasury management activities.

4. Contingent Liabilities

KWIH has executed guarantees in favour of banks and financial institutions in respect of facilities granted to certain subsidiaries and jointly controlled entities.

At 31 December 2004, the amount granted to certain subsidiaries was HK$3,844 million. The facilities utilised amounted to HK$1,904 million.

At 31 December 2003, the amount granted to certain subsidiaries was HK$1,505 million. The facilities utilised amounted to HK$767 million.

At 31 December 2002, the amounts granted to certain subsidiaries and jointly controlled entities were HK$2,137 million and HK$204 million, respectively. The facilities utilised amounted to HK$1,390 million and HK$69 million respectively.

PROPERTY INTEREST HELD BY KWIH GROUP

The KWIH Group's property interests as at 31 March 2005 have been valued by independent valuers. The text of the letter, valuation summary and valuation certificates in connection with the aforesaid property interests are set out in Appendices VIII & IX of this circular.

The statement below shows the reconciliation of property interests from the audited consolidated financial statements as at 31 December 2004 to the unaudited consolidated management accounts as at 31 March 2005 (the effective date of the valuation):

	HK$'000	*HK$'000*
Net book value as at 31 December 2004		5,240,248
Movement for the three months ended 31 March 2005		
Additions		195,689
Disposals		(55,158)
Depreciation		(2,050)
Development costs incurred		(639,155)
Net book value as at 31 March 2005		4,739,574
Gross valuation surplus	4,093,863	
Gross valuation deficit	(49,427)	
Net valuation surplus		4,044,436
Valuation as at 31 March 2005 (see note):		8,784,010

Note:

HK$8,784,010,000 is calculated by adding the following:

(1) Valuation of KWIH Group Properties at HK$166,386,600 according to Valuation Report on page number of 370 of the Circular.

(2) Valuation of KWIH Group Properties at HK$1,412,730,000 according to Valuation Report on page number of 381 of the Circular.

(3) Valuation of KWIH Group Properties at HK$298,970,000 according to Valuation Report on page number of 393 of the Circular.

(4) Valuation of KWIH Group Properties at HK$830,150,000 according to Valuation Report on page number of 402 of the Circular.

(5) Valuation of KWIH Group Properties at HK$1,977,000,000 according to Valuation Report on page number of 415 of the Circular.

(6) Valuation of KWIH Group Properties at HK$8,018,868 according to Valuation Report on page number of 421 of the Circular.

(7) Valuation of KWIH Group Properties at HK$1,700,000,000 according to Valuation Report on page number of 428 of the Circular.

(8) Valuation of KWIH Group Properties at HK$808,490,566 according to Valuation Report on page number of 438 of the Circular.

(9) Valuation of KWIH Group Properties at HK$37,405,660 according to Valuation Report on page number of 447 of the Circular.

(10) Valuation of KWIH Group Properties at HK$1,227,358,491 according to Valuation Report on page number of 454 of the Circular.

(11) Valuation of KWCM Group Properties at HK$317,500,000 according to Valuation Report on page number of 466 of the Circular.

Apart from some small sale of properties and construction costs incurred in the normal course of business, KWIH has not made any disposal or acquisition of property interest after 31 March 2005 (being the effective date of the valuation).

OTHER INFORMATION ON THE KWIH GROUP

(a) Employees and Remuneration Policy

At 31 December 2004, the KWIH Group, excluding associated companies and jointly controlled entities, employed 2,356 employees in Hong Kong and the Mainland China (2003: 2,141 and 2002: 1,600). Employee costs, excluding KWIH Directors' emoluments, amounted to HK$229 million for 2004 (2003: HK$219 million and 2002: HK$199 million).

The KWIH Group recruits and promotes individuals based on merit and their development potential and ensures that remuneration packages are competitive. Following approval by the KWIH Shareholders in 1989, the KWIH Group has a share option scheme for senior executives for the purpose of providing competitive remuneration package and long term retention of management talents. Likewise, in the Mainland China, employees' remuneration is commensurate with market pay levels and the KWIH Group puts emphasis on provision of training and development opportunities.

(b) Training and Development

The KWIH Group believes that achievement of its business goals greatly relies on the competencies of its staff. To strive for excellence, the KWIH Group promotes a continuous learning culture by sponsoring staff to attend external and internal training courses.

Besides, an annual corporate seminar and a series of tailor-made management development programs with the focus on teambuilding, communication, analytical thinking and problem solving skills and legal knowledge are organized to equip KWIH Group's staff with the latest knowledge and skills so as to enhance their technical competencies.

Besides, the KWIH Group continues to sponsor staff in attending external training courses and workshops which cover the areas of languages, finance, taxation, laws, human resources, computer software applications, quality assurance and safety, etc.

To augment the growth of KWIH Group's Mainland China business, the KWIH Group has re-launched the Management Trainee Programme targeted at recruiting and training up high potential university graduates in the Mainland China and develops them to be KWIH Group's future managers and leaders.

(c) Major Customers and Suppliers

For the three years ended 31 December 2004, the aggregate amount of turnover attributable to the KWIH Group's five largest customers represented less than 30% of the KWIH Group's total turnover; and the aggregate amount of purchases (not including the purchases of items which are of a capital nature) attributable to the KWIH Group's five largest suppliers represented less than 30% of the KWIH Group's total of such purchases.

None of the KWIH Directors, their associates or any shareholder (which to the knowledge of the KWIH Directors owns more than 5% of KWIH's issued share capital) had any interest in the five largest customers or suppliers (not including items of a capital nature).

The following is a report, prepared for the purpose of incorporation in this circular and adopting the same accounting policies as those in the preparation of the report set out in Appendix III of this Circular, from the auditors and reporting accountants, PricewaterhouseCoopers, Certified Public Accountants, Hong Kong.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong

30 June 2005

The Directors
K. Wah International Holdings Limited
K. Wah Construction Materials Limited

Dear Sirs,

We set out below our report on the financial information relating to Galaxy Casino, S.A. ("Galaxy") and its subsidiaries (herein collectively referred to as the "Galaxy Group") for each of the period from 30 November 2001 to 31 December 2002 and two years ended 31 December 2003 and 2004 (the "Relevant Periods") for inclusion in the joint circular of K. Wah International Holdings Limited and K. Wah Construction Materials Limited ("KWCM") dated 30 June 2005 (the "Circular"), in connection with the possible acquisition by KWCM of 88.1% of the voting shares carrying 97.9% of the economic interest of Galaxy (the "Acquisition").

Galaxy was incorporated in the Macau Special Administrative Region of the People's Republic of China on 30 November 2001 with limited liability. As at the date of this report, Galaxy has direct and indirect interests in the following subsidiaries, all of which are private companies:

Name	Country/place and date of incorporation	Issued and fully paid share capital	Attributable equity interests %	Principal activities
Interests held directly:				
Majestic Orient Limited	British Virgin Islands 28 March 2003	US$1 1 share of US$1 each	100	Investment holding
Sky Majestic Enterprises Limited	British Virgin Islands 8 August 2003	US$1 1 share of US$1 each	100	Investment holding
Success Tower Properties Limited	British Virgin Islands 23 July 2002	US$10 10 shares of US$1 each	100	Property holding
Year Forward Limited	British Virgin Islands 10 June 2003	US$10 10 shares of US$1 each	100	Investment holding
Archiever Capital Limited	British Virgin Islands 13 October 2004	US$10 10 shares of US$1 each	100	Investment holding

Name	Country/place and date of incorporation	Issued and fully paid share capital	Attributable equity interests %	Principal activities
Interest held indirectly:				
Majesty (International) Hotel Investment Company Limited	Macau 21 January 1992	MOP100,000	100	Property holding

All companies comprising the Galaxy Group have adopted 31 December as their financial year end date.

No audited financial statements have been prepared for Majestic Orient Limited, Sky Majestic Enterprises Limited, Success Tower Properties Limited, Year Forward Limited, Archiever Capital Limited and Majesty (International) Hotel Investment Company Limited since their respective dates of incorporation as there is no statutory requirement for these entities to prepare audited financial statements.

We have acted as the statutory auditors of Galaxy for the year ended 31 December 2004 and CSC & Associates, Auditors were the statutory auditors of Galaxy for the period from 30 November 2001 to 31 December 2002 and the year ended 31 December 2003. The statutory financial statements of Galaxy have been prepared in accordance with accounting principles generally accepted in Macau. We have also carried out independent audits on the consolidated financial statements of the Galaxy Group for the Relevant Periods, which have been prepared in accordance with Hong Kong Financial Reporting Standards.

The financial information as set out in sections I to IV below (the "Financial Information") has been prepared based on the audited consolidated financial statements of the Galaxy Group for the Relevant Periods in accordance with Hong Kong Financial Reporting Standards. For the purpose of this report, we have examined the Financial Information and have carried out such additional procedures as are necessary in accordance with the Auditing Guideline 3.340 "Prospectuses and the Reporting Accountant" issued by the Hong Kong Institute of Certified Public Accountants.

The Directors of Galaxy are responsible for the Financial Information which gives a true and fair view. It is our responsibility to form an independent opinion, based on our examination, on the Financial Information and to report our opinion.

In our opinion, the Financial Information, for the purpose of this report, gives a true and fair view of the state of affairs of the Galaxy Group and Galaxy as at 31 December 2002, 2003 and 2004, and of the results and cash flows of the Galaxy Group for the Relevant Periods.

I. FINANCIAL INFORMATION

(a) Consolidated profit and loss statement

	Note	30 November 2001 to 31 December 2002 *HK$'000*	Year ended 31 December 2003 *HK$'000*	Year ended 31 December 2004 *HK$'000*
Revenues from gaming operations	4	—	—	123,777
Other revenues	5	1,835	1,153	3,643
Administrative expenses		(84,031)	(84,016)	(49,381)
Other operating expenses		—	—	(1,202)
Operating profit/(loss)	6	(82,196)	(82,863)	76,837
Finance costs	9	(304)	(4,063)	(4,179)
Profit/(loss) before income tax		(82,500)	(86,926)	72,658
Income tax	10	—	—	—
Profit/(loss) for the year/period		(82,500)	(86,926)	72,658

(b) Consolidated balance sheet

	Note	As at 31 December 2002 HK$'000	2003 HK$'000	2004 HK$'000
Non-current assets				
Property, plant and equipment	13	69	286,717	376,750
Intangible assets	14	—	136	1,859
Other investments	15	—	—	26,000
Restricted bank deposits	17	251,822	252,975	253,572
		251,891	539,828	658,181
Current assets				
Inventories		—	—	2,556
Amounts due from related parties	18	2,109	917	42,424
Debtors and prepayments	19	1,750	751	5,390
Cash and bank balances		15	19,675	808,490
		3,874	21,343	858,860
Current liabilities				
Amounts due to related parties	20	—	12,010	82,010
Creditors and accruals	21	—	8,298	825,088
Short-term borrowings	22	—	315,087	317,000
Current portion of obligations under finance leases	25	—	—	218
		—	335,395	1,224,316
Net current assets/(liabilities)		3,874	(314,052)	(365,456)
		255,765	225,776	292,725
Financed by:				
Share capital	23	194,175	194,175	194,175
Accumulated loss		(82,500)	(169,426)	(96,768)
		111,675	24,749	97,407
Non-current liabilities				
Loan from immediate holding company	24	144,090	201,027	195,009
Obligations under finance leases	25	—	—	309
		144,090	201,027	195,318
		255,765	225,776	292,725

(c) **Galaxy balance sheet**

		As at 31 December		
		2002	**2003**	**2004**
	Note	*HK$'000*	*HK$'000*	*HK$'000*
Non-current assets				
Property, plant and equipment	13	69	18,717	108,750
Intangible assets	14	—	136	1,859
Investments in subsidiaries	16	—	26,375	52,140
Restricted bank deposits	17	251,822	252,975	253,572
		251,891	298,203	416,321
Current assets				
Inventories		—	—	2,556
Amounts due from related parties	18	2,109	572	42,424
Debtors and prepayments	19	1,750	751	5,390
Cash and bank balances		15	19,675	808,490
		3,874	20,998	858,860
Current liabilities				
Amounts due to related parties	20	—	12,010	82,010
Creditors and accruals	21	—	8,298	825,088
Short-term borrowings	22	—	73,087	75,000
Current portion of obligations under finance leases	25	—	—	218
		—	93,395	982,316
Net current assets/(liabilities)		3,874	(72,397)	(123,456)
		255,765	225,806	292,865
Financed by:				
Share capital	23	194,175	194,175	194,175
Accumulated loss		(82,500)	(169,396)	(96,628)
		111,675	24,779	97,547
Non-current liabilities				
Loan from immediate holding company	24	144,090	201,027	195,009
Obligations under finance leases	25	—	—	309
		144,090	201,027	195,318
		255,765	225,806	292,865

(d) Consolidated cash flow statement

	Note	30 November 2001 to 31 December 2002 HK$'000	Year ended 31 December 2003 HK$'000	Year ended 31 December 2004 HK$'000
Cash flows from operating activities				
Cash generated from/(used in) operations	27(a)	(87,885)	(61,197)	892,772
Interest paid		(304)	(4,519)	(7,738)
Interest element of finance lease rental payments		—	—	(24)
Net cash from/(used in) operating activities		(88,189)	(65,716)	885,010
Cash flows from investing activities				
Purchases of property, plant and equipment		(74)	(18,495)	(89,982)
Purchases of intangible assets		—	(153)	(2,024)
Acquisition of a subsidiary	27(b)	—	(268,000)	—
Increase in restricted bank deposits		(251,822)	(1,153)	(597)
Interest received		1,835	1,153	597
Net cash used in investing activities		(250,061)	(286,648)	(92,006)
Cash flows from financing activities	27(c)			
Loan from/(repayment to) immediate holding company		144,090	56,937	(6,018)
Issue of new shares		194,175	—	—
New borrowings		—	315,087	1,913
Capital element of finance lease payments		—	—	(84)
Net cash (used in)/from financing activities		338,265	372,024	(4,189)
Net increase in cash and bank balances		15	19,660	788,815
Cash and bank balances at beginning of the year/period		—	15	19,675
Cash and bank balances at end of the year/period		15	19,675	808,490

(e) **Consolidated statement of changes in equity**

	Share capital *HK$'000*	Accumulated loss *HK$'000*	Total *HK$'000*
At 30 November 2001 (date of incorporation)	—	—	—
Issue of new shares	194,175	—	194,175
Loss for the period	—	(82,500)	(82,500)
At 31 December 2002	194,175	(82,500)	111,675
Loss for the year	—	(86,926)	(86,926)
At 31 December 2003	194,175	(169,426)	24,749
Profit for the year	—	72,658	72,658
At 31 December 2004	194,175	(96,768)	97,407

II. NOTES TO THE FINANCIAL INFORMATION

1. Corporate information

Galaxy was incorporated in Macau on 30 November 2001 with limited liability. The address of the registered office of Galaxy is Avenida da Praia Grande, No 409, Edificio China Law, 25 andar, Macau.

As at 31 December 2004, Galaxy was a wholly owned subsidiary of Galaxy Resorts Limited, incorporated in Macau. The directors of Galaxy regard Goldshine Assets Limited, a company controlled by Dr. Lui, as being the ultimate holding company at 31 December 2002, and Modern Wealthy Limited, a company controlled by Dr. Lui, as being the ultimate holding company at 31 December 2003 and 2004.

On 3 February 2005, Galaxy Resorts Limited and its shareholders underwent a group reorganisation and as a result, Galaxy Resorts Limited ceased to be the shareholder of Galaxy. Galaxy then became a 55.55% owned subsidiary of City Lion Profits Corporation, incorporated in the British Virgin Islands, which is wholly owned by The Lui Family KWIH Trust.

2. Principal activities

The current principal activities of Galaxy and the Galaxy Group are to operate in casino games of chance or games of other forms and other related activities. The Government of the Macau Special Administrative Region (the "Government") has granted, pursuant to a concession agreement dated 26 June 2002 (the "Concession Agreement"), to Galaxy the licence to carry out casino gaming operations in Macau for a period of twenty years. Under the Concession Agreement, the casinos, and the equipment and utensils used for gaming business, including those used outside the casinos, shall be transferred automatically to the Government without compensation upon the concession expiry date, 26 June 2022.

The Galaxy Group is currently developing a five star hotel, casino and entertainment complex, Galaxy StarWorld Hotel, in Macau which is expected to commence operation in 2006. Another resort, casino and entertainment facilities at Cotai in Macau are also under construction and expected to commence operation in 2008.

The Galaxy Group commenced the gaming operations on 4 July 2004 at its first city club casino. The details of the arrangement are set out in note 4 below.

No segmental information is presented since the Galaxy Group only has one business segment, the gaming operation, and operates in one location, Macau, during the Relevant Periods.

3. Principal accounting policies

The Financial Information has been prepared under the historical cost convention and in conformity with Hong Kong Financial Reporting Standards.

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Accounting Standards ("new HKFRSs"), which are effective for accounting periods beginning on or after 1 January 2005. The Galaxy Group has not adopted these new HKFRSs early in the financial statements for the year ended 31 December 2004. Based on an assessment of the impact of these new HKFRSs, the major difference between these new HKFRSs and the current accounting policies of the Galaxy Group is the accounting treatment for leasehold land. Under the current accounting policy, the leasehold land in Macau has been included under property, plant and equipment and stated at cost without amortisation during the construction period. Under Hong Kong Accounting Standard 17 ("HKAS 17") "Leases", leasehold land will no longer be accounted for as property, plant and equipment but it will be accounted for as prepayment of lease. This prepayment will be stated at cost and amortised on a straight-line basis over the lease term as an expense under HKAS 17. This new accounting treatment will reduce the net assets and profits of the Galaxy Group.

The principal accounting policies adopted in the preparation of the Financial Information are set out below:

(a) *Basis of consolidation*

The Financial Information included the financial statements of Galaxy and its subsidiaries made up to 31 December 2004. Subsidiaries are companies in which Galaxy, directly or indirectly has the power to exercise control governing the financial and operating policies of the company.

Results attributable to subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss statement from the date on which control is transferred to the Galaxy Group or to the date that control ceases, as applicable.

All significant inter-company transactions and balances between group companies are eliminated on consolidation.

(b) *Subsidiaries*

Subsidiaries are companies in which Galaxy Group, directly or indirectly has the power to exercise control governing the financial and operating policies of the company.

In Galaxy's balance sheet, investments in subsidiaries are carried at costs less provision. Provision is made when, in the opinion of the Directors, there is impairment in value other than temporary in nature. The results of subsidiaries are accounted for by Galaxy on the basis of dividend income.

(c) *Property, plant and equipment*

All property, plant and equipment are stated at historical cost less accumulated depreciation and provision for impairment in value other than temporary in nature.

No depreciation is provided on assets under construction until it is completed and is ready for use. Other assets are depreciated, using the straight-line method, to write off their cost over their estimated useful lives, as follows:

Leasehold improvements	3 years
Furniture and fixtures	5 years
Office and computer equipment	3 to 10 years
Gaming equipment	3 to 5 years

Major costs incurred in restoring assets to their normal working condition are charged to the profit and loss statement. Improvements are capitalised and depreciated over their expected useful lives to the Galaxy Group. The carrying amounts of assets are reviewed regularly. Where the estimated recoverable amounts have declined permanently below their carrying amounts, the carrying amounts are written down to their estimated recoverable amounts.

Profits and losses on disposal are determined as the difference between the net disposal proceeds and the carrying amounts of the relevant assets and are dealt with in the profit and loss statement.

(d) *Intangible assets*

Costs incurred to acquire and bring to use the specific computer software licences are capitalised and are amortised over their estimated useful lives of three years. Cost associated with developing or maintaining computer software programmes are recognised as an expense as incurred.

Where an indication of impairment exists, the carrying amount of any intangible asset, including goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount.

(e) *Investments*

Securities intended to be held for indefinite long-term purposes or strategic reasons are included in the balance sheet under non-current assets and are carried at cost less provision. The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such investment will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss statement and is written back to profit and loss statement when the circumstances and events that led to the write-downs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(f) *Inventories*

Inventories represent playing cards and are stated at the lower of cost and net realisable value.

(g) *Provisions*

Provisions are recognised when there is a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where a provision is expected to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(h) *Deferred taxation*

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Tax rates enacted or substantially enacted by the balance sheet date are used to determine deferred taxation. Deferred taxation assets relating to carry forward tax losses are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

(i) *Pension obligations*

The Galaxy Group pays contributions to publicly or privately administered pension insurance plans on a voluntary basis. The Galaxy Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee expenses when they are due. Prepaid contributions are recognised as an asset to the extent that cash refund or a reduction in the future payments available.

(j) *Revenue recognition*

Revenue from the gaming operations, is recognised when the relevant services have been rendered and is measured at the Galaxy Group's entitlement of economic inflows from the business. Administrative fee is recognised when the services have been rendered. Interest income is recognised on a time-proportion basis using the effective interest method.

(k) *Assets under leases*

Leases that substantially transfer to the Galaxy Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between the capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in current or long-term liabilities, as appropriate. The finance charges are charged to the profit and loss statement over the lease periods.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or the lease periods.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessors are classified as operating leases. Payments made under operating leases, net of any incentives received from the lessors, are charged to the profit and loss statement on a straight-line basis over the period of the leases.

(l) *Borrowing costs*

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed as incurred.

(m) *Cash and cash equivalents*

Cash and cash equivalents comprise cash and bank balances, deposits with banks and financial institutions repayable within three months from the date of placement and, net of bank overdrafts.

(n) *Foreign currency translations*

The financial statements are presented in Hong Kong dollars ("HK$"), which is the functional and presentation currency of the Galaxy Group.

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at rate of exchange ruling at that date. Exchange differences arising are dealt with in the profit and loss statement.

4. Revenues from gaming operations

The Galaxy Group currently operates its first city club casino located at Waldo Hotel (the "Galaxy Casino at Waldo Hotel") for which the Galaxy Group has entered into agreements (the "Agreements"), with two shareholders of Galaxy Resorts Limited, Hugo Legend Asia Corporation Limited and Wealth Access Holding Limited (collectively the "Service Providers"). Under the Agreements, the Service Providers undertake for the provision of a steady flow of customers to the Galaxy Casino at Waldo Hotel and in return, their entitlements are determined by reference to various rates on net gaming wins. The Service Providers also agree to meet certain operating expenses related to gaming activities at the Galaxy Casino at Waldo Hotel out of their entitlements. They have authorised Waldo Entertainment Limited to execute the Agreements on their behalf. The operating results of the Galaxy Casino at Waldo Hotel are summarised as follows:

	30 November 2001 to 31 December 2002 *HK$'000*	Year ended 31 December 2003 *HK$'000*	Year ended 31 December 2004 *HK$'000*
Net gaming wins	—	—	2,994,559
Interest income	—	—	143
	—	—	2,994,702
Operating expenses			
Special gaming tax and funds to the Government	—	—	(1,170,618)
Commission and allowances paid to promoters	—	—	(1,173,608)
Depreciation and amortisation *(note 6)*	—	—	(3,513)
Administrative and others	—	—	(155,685)
	—	—	(2,503,424)
Contribution from gaming operations	—	—	491,278
Net entitlements of the Service Providers	—	—	(367,501)
Revenues from gaming operations	—	—	123,777

5. Other revenues

	30 November 2001 to 31 December 2002 *HK$'000*	Year ended 31 December 2003 *HK$'000*	Year ended 31 December 2004 *HK$'000*
Administrative fee *(note 28c)*	—	—	2,479
Interest income	1,835	1,153	597
Others	—	—	567
	1,835	1,153	3,643

6. **Operating profit/(loss)**

	30 November 2001 to 31 December 2002	Year ended 31 December 2003	Year ended 31 December 2004
	HK$'000	*HK$'000*	*HK$'000*
Operating profit/(loss) is stated after charging the following:			
Amortisation of intangible assets	—	17	301
Amount recovered from the Service Providers *(note 4)*	—	—	(218)
Included in administrative expenses	—	17	83
Depreciation of property, plant and equipment	5	303	4,143
Amount recovered from the Service Providers *(note 4)*	—	—	(3,295)
	5	303	848
Operating leases of land and buildings	167	513	15,802
Amount recovered from the Service Providers *(note 4)*	—	—	(15,099)
	167	513	703
Auditors' remuneration	39	39	639

7. **Employee benefit expenses, including Directors' emoluments**

	30 November 2001 to 31 December 2002	Year ended 31 December 2003	Year ended 31 December 2004
	HK$'000	*HK$'000*	*HK$'000*
Salaries and allowances	582	2,087	128,507
Pension cost — defined contribution	—	—	1,778
Social security funds	—	—	302
Other staff benefits	—	336	8,209
	582	2,423	138,796
Amounts recovered from the Service Providers *(note 4)*	—	—	(117,990)
	582	2,423	20,806

8. **Emoluments of Directors and five highest paid individuals**

(a) *Directors' emoluments*

Details of the emoluments paid to the Directors of Galaxy are as follows:

	30 November 2001 to 31 December 2002	Year ended 31 December 2003	Year ended 31 December 2004
	HK$'000	*HK$'000*	*HK$'000*
Fees	—	—	1,203
Salaries and allowances	—	834	—
	—	834	1,203

The emoluments of the Directors of Galaxy fall within the following bands:

	30 November 2001 to 31 December 2002	Year ended 31 December 2003	Year ended 31 December 2004
Emoluments bands			
Nil to HK$1,000,000	—	1	2
	—	1	2

None of the Directors has waived the right to receive their emoluments.

(b) *Five highest paid individuals*

The five individuals whose emoluments were the highest in the Galaxy Group include one (2003: one; 2002: nil) Director, whose emoluments are reflected in note (a) above. The emoluments of the remaining four (2003: four; 2002: five) individuals are as follows:

	30 November 2001 to 31 December 2002	Year ended 31 December 2003	Year ended 31 December 2004
	HK$'000	*HK$'000*	*HK$'000*
Salaries and allowances	469	828	4,495
Other staff benefits	—	—	1
	469	828	4,496

8. Emoluments of Directors and five highest paid individuals (continued)

The emoluments of the five individuals of the Galaxy Group fall within the following bands:

	30 November 2001 to 31 December 2002	Year ended 31 December 2003	Year ended 31 December 2004
Emoluments bands			
Nil to HK$1,000,000	5	4	2
HK$1,000,001 to HK$1,500,000	—	—	2
	5	4	4

9. Finance costs

	30 November 2001 to 31 December 2002	Year ended 31 December 2003	Year ended 31 December 2004
	HK$'000	*HK$'000*	*HK$'000*
Interest expenses			
Bank loans and overdrafts	304	4,519	7,738
Finance lease obligation payable within five years	—	—	24
Amount capitalised under fixed assets	—	(456)	(3,583)
	304	4,063	4,179

10. Income tax

No provision for Macau Complementary tax has been made since Galaxy has been exempted from Macau Complementary tax in respect of income generated from gaming operations for the years between 2004 and 2008. The tax charge on the profit/(loss) before income tax differs from the theoretical amount that would arise using the tax rate applicable to Macau companies as follows:

	30 November 2001 to 31 December 2002	Year ended 31 December 2003	Year ended 31 December 2004
	HK$'000	*HK$'000*	*HK$'000*
Profit/(loss) before income tax	(82,500)	(86,926)	72,658
Tax charge/(credit) at the rate of 15.75%	(12,994)	(13,691)	11,444
Tax exempted	12,994	13,691	(11,444)
Income tax	—	—	—

11. Profit attributable to shareholders

The profit attributable to shareholders is dealt with in the financial statements of Galaxy to the extent of HK$72,768,000 (2003: loss of HK$86,896,000; 2002: loss of HK$82,500,000).

12. Earnings per share

Taking into consideration the different classes of the issued shares of Galaxy during the periods and the purposes of this report, it is not meaningful to present the earnings per share for the Relevant Periods.

13. Property, plant and equipment

	Leasehold improvements *HK$'000*	Furniture and fixtures *HK$'000*	Office and computer equipment *HK$'000*	Gaming equipment *HK$'000*	Assets under construction *HK$'000*	Total *HK$'000*
Galaxy Group						
Cost						
Additions	—	11	63	—	—	74
At 31 December 2002	—	11	63	—	—	74
Acquisition of a subsidiary *(note 27(b))*	—	—	—	—	268,000	268,000
Additions	1,452	247	517	—	16,735	18,951
At 31 December 2003	1,452	258	580	—	284,735	287,025
Additions	934	513	11,477	32,155	49,097	94,176
At 31 December 2004	2,386	771	12,057	32,155	333,832	381,201
Accumulated depreciation						
Charge for the period	—	(1)	(4)	—	—	(5)
At 31 December 2002	—	(1)	(4)	—	—	(5)
Charge for the year	(236)	(22)	(45)	—	—	(303)
At 31 December 2003	(236)	(23)	(49)	—	—	(308)
Charge for the year	(615)	(78)	(1,195)	(2,255)	—	(4,143)
At 31 December 2004	(851)	(101)	(1,244)	(2,255)	—	(4,451)
Net book amount						
At 31 December 2002	—	10	59	—	—	69
At 31 December 2003	1,216	235	531	—	284,735	286,717
At 31 December 2004	1,535	670	10,813	29,900	333,832	376,750

During the year, borrowing costs of HK$3,583,000 (2003: HK$456,000; 2002: nil) arising on financing specifically entered into for the construction of a building have been capitalised and are included in assets under construction. A capitalisation rate of 1.48% (2003: 1.08%; 2002: nil) was used, representing the borrowing cost of the loan used to finance the project.

The net book amount of gaming equipment held under finance leases amounts to HK$637,000 (2003 and 2002: nil).

13. **Property, plant and equipment (continued)**

Assets under construction include a piece of leasehold land in Macau of HK$268,000,000 for which the lease will expire in June 2017. The land has been pledged against the mortgage loan granted to the Galaxy Group (note 22).

	Leasehold improvements	Furniture and fixtures	Office and computer equipment	Gaming equipment	Assets under construction	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Galaxy						
Cost						
Additions	—	11	63	—	—	74
At 31 December 2002	—	11	63	—	—	74
Additions	1,452	247	517	—	16,735	18,951
At 31 December 2003	1,452	258	580	—	16,735	19,025
Additions	934	513	11,477	32,155	49,097	94,176
At 31 December 2004	2,386	771	12,057	32,155	65,832	113,201
Accumulated depreciation						
Charge for the period	—	(1)	(4)	—	—	(5)
At 31 December 2002	—	(1)	(4)	—	—	(5)
Charge for the year	(236)	(22)	(45)	—	—	(303)
At 31 December 2003	(236)	(23)	(49)	—	—	(308)
Charge for the year	(615)	(78)	(1,195)	(2,255)	—	(4,143)
At 31 December 2004	(851)	(101)	(1,244)	(2,255)	—	(4,451)
Net book amount						
At 31 December 2002	—	10	59	—	—	69
At 31 December 2003	1,216	235	531	—	16,735	18,717
At 31 December 2004	1,535	670	10,813	29,900	65,832	108,750

During the year, borrowing costs of HK$3,583,000 (2003: HK$456,000; 2002: nil) arising on financing specifically entered into for the construction of a building have been capitalised and are included in assets under construction. A capitalisation rate of 1.48% (2003: 1.08%; 2002: nil) was used, representing the borrowing cost of the loan used to finance the project.

The net book amount of gaming equipment held under finance leases amounts to HK$637,000 (2003 and 2002: nil).

14. Intangible assets

	2002	2003	2004
	HK$'000	*HK$'000*	*HK$'000*
Galaxy Group and Galaxy			
Computer software			
Opening net book amount	—	—	136
Additions	—	153	2,024
Amortisation charge	—	(17)	(301)
Closing net book amount	—	136	1,859
Cost	—	153	2,177
Accumulated amortisation	—	(17)	(318)
Net book amount	—	136	1,859

15. Other investments

	2002	2003	2004
	HK$'000	*HK$'000*	*HK$'000*
Galaxy Group			
Unlisted equity securities, at cost	—	—	—
Advance receivable	—	—	26,000
	—	—	26,000

Other investments represent 20% (2003 and 2002: nil) equity interest in and advance to Fast Profit Investments Limited, incorporated in the British Virgin Islands, whose principal activity is investment holding and has not yet commenced operations. The interest was subsequently reduced to 10% in March 2005. The advance receivable is unsecured, interest free and has no fixed terms of repayment.

16. Investments in subsidiaries

	2002	2003	2004
	HK$'000	*HK$'000*	*HK$'000*
Galaxy			
Unlisted equity securities, at cost	—	—	—
Loans and amounts receivable	—	36,266	61,865
Amount payable	—	(9,891)	(9,725)
	—	26,375	52,140

The loans and amounts receivable and payable are unsecured, interest free and have no fixed terms of repayment.

17. Restricted bank deposits

The deposits have been pledged to secure banking facilities extended to the Galaxy Group. The banking facilities comprise a guarantee amounting to HK$485 million for the period up to 31 March 2007 and then reduced to HK$291 million for the period from 1 April 2007 to the earlier of 90 days after the expiry of the Concession Agreement or 31 March 2022, which is in favour of the Macau Government against the legal and contractual liabilities of the Galaxy Group under the Concession Agreement and two revolving term loans amounting to HK$75 million.

18. Amounts due from related parties

	2002	2003	2004
	HK$'000	*HK$'000*	*HK$'000*
Galaxy Group			
Director			
Mr Fan Siu Pang	2,109	572	572
Immediate holding company			
Galaxy Resorts Limited	—	345	—
Related company *(note b)*			
Waldo Entertainment Limited	—	—	41,852
	2,109	917	42,424
Galaxy			
Director			
Mr Fan Siu Pang	2,109	572	572
Related company *(note b)*			
Waldo Entertainment Limited	—	—	41,852
	2,109	572	42,424

(a) *All amounts receivable are unsecured, interest free and have no fixed terms of repayment.*

(b) Wealth Access Holdings Limited, a shareholder of Galaxy Resorts Limited, holds a 99% equity interest in Waldo Entertainment Limited.

19. Debtors and prepayments

	2002	2003	2004
	HK$'000	*HK$'000*	*HK$'000*
Galaxy Group and Galaxy			
Other debtors	—	116	3,955
Prepayments	1,750	635	1,435
	1,750	751	5,390

20. Amounts due to related parties

	2002 HK$'000	2003 HK$'000	2004 HK$'000
Galaxy Group and Galaxy			
Director			
Mr Lui Yiu Tung, Francis	—	6,800	—
Shareholder of Wealth Access Holdings Limited			
Mr Cheng Kwee	—	—	64,418
Related companies			
Golden Island Limited *(note b)*	—	3,755	—
California Productions Company Limited *(note b)*	—	1,455	—
Waldo Hotel Limited *(note c)*	—	—	17,592
	—	12,010	82,010

(a) All the amounts payable are unsecured, interest free and have no fixed terms of repayment.

(b) Mr Lui Lawrence Yiunam, a Director of Galaxy, holds a 99% equity interest in Golden Island Limited and a 90% equity interest in California Productions Company Limited.

(c) Waldo Hotel Limited is a subsidiary of Wealth Access Holdings Limited, a shareholder of Galaxy Resorts Limited.

21. Creditors and accruals

	2002 HK$'000	2003 HK$'000	2004 HK$'000
Galaxy Group and Galaxy			
Chips issued	—	—	528,298
Accounts payable	—	—	125,204
Other creditors	—	—	157,495
Accrued expenses	—	8,298	14,091
	—	8,298	825,088

All accounts payable are aged within 6 months.

22. Short-term borrowings

	2002 HK$'000	2003 HK$'000	2004 HK$'000
Galaxy Group			
Short-term bank loans, secured	—	315,087	317,000
Galaxy			
Short-term bank loans, secured	—	73,087	75,000

Short-term bank loans of the Galaxy Group include a mortgage loan amounting to HK$242,000,000 (2003: HK$242,000,000; 2002: nil), which is secured by a first charge over a piece of leasehold land in Macau (note 13).

23. Share capital

	MOP'000	HK$'000
Authorised, issued and fully paid up		
60,000 Class A shares of MOP1,000 each	60,000	58,252
120,000 Class B shares of MOP1,000 each	120,000	116,505
20,000 Class C shares of MOP1,000 each	20,000	19,418
At 31 December 2002, 2003 and 2004	200,000	194,175

Galaxy was incorporated on 30 November 2001 with an authorised share capital of MOP1,000,000 divided into 1,000 shares of MOP1,000 each. On the same date, 1,000 shares of MOP1,000 each were issued at par for cash. On 14 March 2002, Galaxy increased its authorised share capital to MOP200,000,000 by the creation of 199,000 shares of MOP1,000 each and issued 199,000 shares of MOP1,000 each at par for cash. On 25 June 2002, Galaxy reorganised its share capital, under which the shares were redesignated into three classes of shares, comprising 60,000 Class A shares, 120,000 Class B shares and 20,000 Class C shares of MOP1,000 each.

The Class A and Class C shareholders are entitled to 0.0000000000000000001% each of the distributable profits while the Class B shareholders are entitled to 99.9999999999999999998% of the distributable profits. Other than this, all the shares issued are ranked *pari passu*.

On 3 February 2005, Galaxy underwent a reorganisation of its share capital, details of which are given under section III below.

24. Loan from immediate holding company

	2002	2003	2004
	HK$'000	HK$'000	HK$'000
Galaxy Group and Galaxy			
Galaxy Resorts Limited	144,090	201,027	195,009

The loan payable is unsecured, interest free and has no fixed terms of repayment. Galaxy Resorts Limited does not have the intention to demand repayment of this loan within the near future. Accordingly, the Directors consider it appropriate to classify this loan as a non-current liability.

On 3 February 2005, Galaxy increased its paid up share capital by the issue of new shares and the loan was fully settled out of the funds from this new issue.

25. Obligations under finance leases

	2002 *HK$'000*	2003 *HK$'000*	2004 *HK$'000*
Galaxy Group and Galaxy			
Obligations payable within five years	—	—	527
Current portion included under current liabilities	—	—	(218)
	—	—	309
The finance lease obligations are payable in the following years:			
Minimum payments			
Within one year	—	—	280
In the second year	—	—	258
In the third to fifth year	—	—	129
	—	—	667
Present value			
Within one year	—	—	218
In the second year	—	—	206
In the third to fifth year	—	—	103
	—	—	527

26. Commitments

(a) *Capital commitments for property, plant and equipment*

	2002 *HK$'000*	2003 *HK$'000*	2004 *HK$'000*
Contracted but not provided for	—	—	129,000
Authorised but not contracted for	4,272,000	4,255,000	4,025,000

The Galaxy Group is obliged to invest at least HK$4.3 billion in various development projects in Macau by 2009 under the Concession Agreement.

(b) *Commitments under operating leases*

The Galaxy Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	2002 *HK$'000*	2003 *HK$'000*	2004 *HK$'000*
Land and buildings			
Within one year	—	106	31,597
Between two to five years	—	690	1,032
	—	796	32,629
Amount recoverable from the Service Providers *(Note 4)*	—	—	(30,000)
	—	796	2,629
Equipment			
Within one year	—	—	449
Between two to five years	—	—	1,123
	—	—	1,572

27. Notes to consolidated cash flow statement

(a) *Cash generated from/(used in) operations*

	30 November 2001 to 31 December 2002	Year ended 31 December 2003	Year ended 31 December 2004
	HK$'000	*HK$'000*	*HK$'000*
Profit/(loss) for the year/period	(82,500)	(86,926)	72,658
Depreciation	5	303	848
Amortisation	—	17	83
Interest income	(1,835)	(1,153)	(597)
Interest expenses	304	4,063	4,179
Operating profit before working capital changes	(84,026)	(83,696)	77,171
Increase in inventories	—	—	(2,556)
(Increase)/decrease in amounts due from related parties	(2,109)	1,192	(63,994)
(Increase)/decrease in debtors and prepayments	(1,750)	999	(4,639)
Increase in amounts due to related parties	—	12,010	70,000
Increase in creditors and accruals	—	8,298	816,790
Cash generated from/(used in) operations	(87,885)	(61,197)	892,772

(b) *Acquisition of a subsidiary*

	30 November 2001 to 31 December 2002	Year ended 31 December 2003	Year ended 31 December 2004
	HK$'000	*HK$'000*	*HK$'000*
Asset acquired:			
Leasehold land	—	268,000	—
Cash consideration	—	(268,000)	—

27. Notes to consolidated cash flow statement (continued)

(c) *Analysis of changes in financing*

	30 November 2001 to 31 December 2002	Year ended 31 December 2003	Year ended 31 December 2004
	HK$'000	*HK$'000*	*HK$'000*
Share capital			
At beginning of the year/period	—	194,175	194,175
Cash from financing activities	194,175	—	—
At end of the year/period	194,175	194,175	194,175
Loan from immediate holding company			
At beginning of the year/period	—	144,090	201,027
Cash from/(used in) financing activities	144,090	56,937	(6,018)
At end of the year/period	144,090	201,027	195,009
Short-term borrowings			
At beginning of the year/period	—	—	315,087
Cash from financing activities	—	315,087	1,913
At end of the year/period	—	315,087	317,000
Finance lease obligations			
At beginning of the year/period	—	—	—
Inception of finance leases	—	—	611
Cash used in financing activities	—	—	(84)
At end of the year/period	—	—	527

28. Related party transactions

Other than those disclosed in notes 4, 18, 20 and 24, the following related party transactions took place:

	30 November 2001 to 31 December 2002 *HK$'000*	Year ended 31 December 2003 *HK$'000*	Year ended 31 December 2004 *HK$'000*
Consultancy services fee *(note a)*			
Mr Fan Siu Pang	55,000	—	—
Guarantee service fee *(note b)*			
Mr Lui Yiu Tung, Francis	—	6,800	—
Administrative fee income *(note c)*			
Waldo Entertainment Limited	—	—	2,479
Service fee *(note d)*			
Golden Island Limited	7,581	10,039	5,674
California Productions Company Limited	—	4,791	9,745
Rental expense *(note e)*			
High Status Company Limited	167	220	—

(a) The Director of Galaxy provided consultancy services on the acquisition and usage planning of the Cotai project at a mutually agreed fee.

(b) The Director of Galaxy provided a personal guarantee to a bank as part of the securities against the banking facilities granted to the Galaxy Group, on which the service fee was charged to the Galaxy Group at a mutually agreed rate.

(c) Wealth Access Holdings Limited, a 10.14% shareholder of Galaxy Resorts Limited, holds a 99% equity interest in Waldo Entertainment Limited which agreed to pay an annual administrative fee of HK$5 million to the Galaxy Group for the provision of general and administrative services including but not limited to legal, accounting, human resources, government relations and procurement services.

(d) These related companies (note 20b) provide professional, technical and administrative support services to the Galaxy Group at fees in accordance with the terms of the service agreements.

(e) The Galaxy Group leased an office from the related company at an agreed rental in accordance with the rental agreement.

29. Contingent liabilities

Galaxy has given guarantees for its subsidiaries in respect of loan facilities amounting to HK$272 million as at 31 December 2004 (2003: HK$272 million; 2002: nil), of which HK$242 million (2003: HK$242 million; 2002: nil) was utilised.

III. SUBSEQUENT EVENTS

On 3 February 2005, Galaxy underwent a reorganisation of its share capital, under which (i) the existing 60,000 Class A shares were transformed into Galaxy B shares; (ii) the existing 20,000 Class C shares were transformed into Galaxy A shares; and (iii) the authorised share capital was increased from MOP200,000,000 to MOP951,900,000 by the creation of an additional 751,900 new shares of MOP1,000 each, comprising 75,190 Galaxy A shares and 676,710 Galaxy B shares. On the same date, the 751,900 new shares were issued for cash at par for repayment of the loan from Galaxy Resorts Limited (note 24) and future expansion with 25% payable on 3 February 2005 and the balance before 31 March 2005. The existing share capital of Galaxy after completion of the above reorganisation and new issue is as follows:

	MOP'000	*HK$'000*
95,190 Galaxy A shares of MOP1,000 each	95,190	92,418
856,710 Galaxy B shares of MOP1,000 each	856,710	831,757
	951,900	924,175

IV. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared for Galaxy or its subsidiaries in respect of any period subsequent to 31 December 2004. In addition, no dividend or distribution has been declared, made or paid by Galaxy or its subsidiaries in respect of any period subsequent to 31 December 2004.

Yours faithfully
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with Galaxy Group's audited consolidated financial statements, including the notes thereto included elsewhere in this Circular. Galaxy Group's audited consolidated financial statements were prepared in accordance with existing HKFRS applicable as of 31 December 2004.

Overview

Galaxy holds one of only three gaming concessions granted by the Macau government to operate casinos in Macau, and, while a limited number of sub-concessions have been granted, the Macau government is precluded from granting more than three gaming concessions until 2009.

Galaxy Group's main line of business is the resort, hospitality, and gaming business. Macau has a thriving gaming industry as a result of its unique position being the only legalised gaming destination in China and the high visitation from neighbouring regions such as Hong Kong, Taiwan, and Mainland China. Growth in the gaming industry is mainly attributable to the influx of tourists from the Mainland especially with the relaxation of visa restrictions from Mainland China. Galaxy Group expects this trend will continue and will contribute to the continued growth in the gaming revenue. With the increase in the number of visitors to Macau, the supply of casinos and gaming tables will also increase. Notwithstanding that Galaxy Group faces keen competition in Macau, Galaxy Group believes it can meet the competition by developing new projects and continue upgrading its existing facilities. Galaxy Group's revenue is currently derived from one business segment, i.e. the gaming operations, and one geographic market, i.e. Macau. Galaxy Group expects that there will be additional business segments such as hospitality and commercial property leasing when the Galaxy StarWorld Hotel commences its operation in 2006.

Galaxy Casino at Waldo Hotel commenced operations on 4 July 2004, and accordingly Galaxy Group has only limited historical results of operations that may not be indicative of future operating results. In 2006, Galaxy Group will open a premium resort hotel and casino complex called Galaxy StarWorld Hotel, and a city club casino at Rio Hotel. Both of them are located in the heart of Macau's central business and tourist district. Galaxy Group will also open another city club casino at Cotai in 2006 to complement the 3 facilities on Macau Island. In 2008, Galaxy will open the first phase of a mega resort complex called Galaxy Cotai Mega Resort located at Cotai.

Results of Operations

	Note	30 November 2001 to 31 December 2002 HK$'000	Year ended 31 December 2003 HK$'000	Year ended 31 December 2004 HK$'000
Revenues from gaming operations	1	—	—	123,777
Other revenues	2	1,835	1,153	3,643
Administrative expenses	3	(84,031)	(84,016)	(49,381)
Other operating expenses	4	—	—	(1,202)
Operating profit/(loss)	5	(82,196)	(82,863)	76,837
Finance costs	6	(304)	(4,063)	(4,179)
Profit/(loss) before income tax		(82,500)	(86,926)	72,658
Income tax		—	—	—
Profit/(loss) for the year	7	(82,500)	(86,926)	72,658

Comparison of the year ended 31 December 2004 to the year ended 31 December 2003

Galaxy Group was in a pre-operation stage from the award of the Concession on 26 June 2002, until commencement of operations at Galaxy Casino at Waldo Hotel. It did not capitalize any pre-operating expenses. Galaxy Group's revenue is currently derived from one business segment, i.e. the gaming operations, and one geographic market, i.e. Macau.

1. ***Revenues from gaming operations***

Galaxy Group commenced gaming operations on 4 July 2004 at its first city club casino located at Waldo Hotel and all revenues from gaming operations in 2004 were generated from Galaxy Casino at Waldo Hotel. Galaxy Group derives revenues from table gaming, electronic gaming, and gratuities from casino customers. Galaxy has entered into agreements with service providers who are responsible for marketing, promotion, coordinating the activities of Galaxy Casino at Waldo Hotel's VIP promoters, and arranging player complimentary amenities. Galaxy Group's ultimate revenues from gaming operations have been netted off all casino operating expenses and the entitlements of the service providers. Revenues from gaming operations were HK$123.8 million in 2004.

	Note	Year ended 31 December 2003 HK$'000	Year ended 31 December 2004 HK$'000
Net gaming wins	a	—	2,994,559
Interest income		—	143
		—	2,994,702
Operating expenses			
Special gaming tax and funds to the Government	b	—	(1,170,618)
Commission and allowances	c	—	(1,173,608)
Depreciation and amortisation	d	—	(3,513)
Administrative and others	e	—	(155,685)
		—	(2,503,424)
Contribution from gaming operations	f	—	491,278
Net entitlements of the Service Providers	g	—	(367,501)
Revenues from gaming operations		—	123,777

a. *Net gaming wins*

In 2004, the majority of the total net gaming wins were generated from table gaming revenues from VIP players, while gaming win from mass players and slot machines made up the balance of the total net gaming wins.

b. *Special gaming tax and funds to the Government*

Under the Concession, Galaxy is subject to certain taxes including special gaming taxes of 35%, levies of 1.6% for promoting education and charity and 2.4% for urban construction and tourism promotion. In addition to taxes, Galaxy is required to pay a premium to the Macau government annually which is composed of a fixed portion of MOP30 million (HK$29.1 million) and a variable portion. The variable portion of the premium payable by Galaxy is calculated based on the number of gaming tables and slot machines operated by Galaxy. The total special gaming tax and funds paid to the Macau government paid by Galaxy in respect of Galaxy Casino at Waldo Hotel is HK$1,170.6 million for 2004. There are no comparable data for 2003 since the Galaxy Group was at its pre-operation stage in 2003.

c. *Commission and allowances*

Substantially all Galaxy Casino at Waldo Hotel's VIP players are recruited by VIP promoters and their collaborators. Most VIP players in Macau rely on these promoters and their collaborators to make travel and other arrangements for them to play at a particular casino, accompany them to the casino and provide around-the-clock services both inside and outside the casino. Galaxy has agreed to pay certain promoters commission and allowances in return for them introducing and bringing players to its casinos. Under these arrangements, Galaxy and the promoters also share in agreed percentages wins/losses from players brought to the casino by the promoters. Commissions and allowances were HK$1,173.6 million in 2004. There are no comparable data for 2003 since Galaxy Group was at its pre-operation stage in 2003.

d. *Depreciation and amortisation*

Depreciation and amortisation for the gaming operations is in relation to the gaming assets (such as tables and slot machines used inside the casino) acquired by Galaxy for its operation of the Galaxy Casino at Waldo Hotel. The depreciation and amortisation for the gaming operations was HK$3.5 million in 2004. Galaxy Group expects that the amount will rise significantly upon the commencement of operations at the two additional city clubs and Galaxy StarWorld. There are no comparable data for 2003 since Galaxy Group was at its pre-operation stage in 2003.

e. *Administrative and other expenses*

Administrative and other expenses of HK$155.7 million for the year ended 31 December 2004 included HK$118 million employee benefit expenses, HK$19.1 million rental and utilities expenses, HK$13.2 million consumable items at the casino, HK$1.7 million travel and entertainment expenses, and HK$3.7 million of expenses in security, flower and plants, repair and maintenance, and others. There are no comparable data for 2003 since Galaxy Group was at its pre-operation stage in 2003.

f. *Contribution from gaming operations*

Total net gaming wins and interest income were HK$2,994.7 million and total operating expenses for the gaming operations were HK$2,503.4 million in 2004, resulting in a contribution from gaming operations for Galaxy Casino at Waldo Hotel of HK$491.3 million for the year. There are no comparable data for 2003 since Galaxy Group was at its pre-operation stage in 2003.

g. *Net entitlements of the Service Providers*

Net entitlements of the Service Providers were HK$367.5 million in 2004. On 1 July 2004, Galaxy entered into an agreement which is for a term equal to the life of the Concession with Hugo Legend (the ultimate beneficial owner of which is Mr. Suen Suk Hing, an Independent Third Party who acquired it from Pedro Ho, a director of Galaxy, on 12 April 2005) and Wealth Access (the ultimate beneficial owners of which are Mr. Yeung Chi Hang and Mr. Cheng Kwee, each of whom is an Independent Third Party)

who have undertaken to provide a steady flow of customers for Galaxy Casino at Waldo Hotel. In return, their entitlements will be determined by reference to various rates on net gaming wins of the Galaxy Casino at Waldo Hotel. Further details of the 1 July 2004 agreement are disclosed in the section headed "Existing Casino" in the part of this Circular headed "Description of the Galaxy Group". After taking into account the net entitlements of the Service Providers, the revenue from gaming operations of the Galaxy Casino at Waldo Hotel was HK$123.8 million for the year ended 31 December 2004. There are no comparable data for 2003 since Galaxy Group was at its pre-operation stage in 2003. Galaxy Group expects that the revenues from gaming operations will rise significantly when Galaxy Group opens up two additional city clubs, which is expected to happen in the first quarter of 2006, and with the scheduled openings of Galaxy StarWorld in mid 2006 and Galaxy Cotai Mega Resort in 2008.

2. *Other revenue*

Other revenues increased by HK$2.4 million, or 200%, from HK$1.2 million in 2003 to HK$3.6 million in 2004. The increase was due primarily to : (i) an administrative fee of HK$2.4 million received from Waldo Entertainment Limited for general and administrative support services provided by Galaxy Group's corporate office; (ii) HK$0.6 million received from advertisement sponsors in relation to the grand opening of Galaxy Casino at Waldo Hotel and others. Upon opening of Galaxy StarWorld, scheduled for mid 2006, Galaxy Group expects to recognise additional categories of revenues from hotel accommodation, food and beverage and recreational amenities.

3. *Administrative expenses*

Administrative expenses decreased by HK$34.6 million from HK$84 million in 2003 to HK$49.4 million in 2004. The decrease was primarily due to (i) a reduction in professional fee of HK$61.3 million associated with the start up stage of the resort project development; (ii) a decrease of HK$1.0 million in bank charges was a result of a reduction in commission charge on the bank guarantee provided by Liu Chong Hing Bank Ltd to the Macau Government; (iii) an increase of HK$19.4 million in salaries and employee benefit expenses as a result of an increase in staff in connection with the commencement of operations of the Galaxy Casino at Waldo Hotel and the development of other casino/hotel projects; (iv) an increase of HK$3.6 million in business and promotion expenses in connection with the commencement of the Galaxy Casino at Waldo Hotel; (v) an increase of HK$3.1 million in travel and entertainment expenses as a result of the increase in the number of employees and the increase in business activities.

4. *Other operating expenses*

Other operating expenses increased by HK$1.2 million from nil in 2003 to HK$1.2 million in 2004 as a result of various charitable donations made in 2004.

5. *Operating profit/(loss)*

As a result of the factors discussed above, Galaxy Group realized an operating profit of HK$76.8 million in 2004, compared to an operating loss of HK$82.9 million in 2003.

6. *Finance charges*

Galaxy Group's finance charges consist primarily of interest expense on bank loans. In 2004, finance charges were HK$4.2 million, an increase of HK$0.1 million from HK$4.1 million in 2003. Galaxy expects that bank interest will increase in the future periods as a result of other financing activities.

7. *Profit/(loss) attributable to shareholders*

As a result of the factors discussed above, Galaxy Group's profit attributable to shareholders was HK$72.7 million in 2004, turned around from a loss of HK$86.9 million in 2003.

Comparison of the year ended 31 December 2003 to the period from 30 November 2001 to 31 December 2002

Other revenue

Other revenues decreased by HK$0.6 million from HK$1.8 million in 2002 to HK$1.2 million in 2003. The decrease was due primarily to a decrease of interest income resulting from a lower interest rate on deposits in banks.

Administrative expenses

Administrative expenses remained constant at HK$84 million in both 2002 and 2003. Changes in the components were summarized as follow: (i) a reduction of HK$6.1 million in legal and professional fees as a result of decrease of fees paid in connection to the granting of the gaming concession in Macau; (ii) an increase of HK$2.7 million in business promotion expenses as a result of increase of public relation activities in Macau; (iii) an increase of HK$1.8 million in travel and entertainment expenses as a result of increase of traveling in connection to promoting the business activities; (iv) a decrease of HK$0.9 million in bank charges resulting from a decrease in commission rate on the performance bond provide by a Hong Kong bank to Macau Government; (v) an increase of HK$0.8 million in salaries and related benefits as a result of the employment of more employees in connection with the increase in business activities; (vi) an increase of HK$0.8 million in rent and utilities expenses due to the addition of 1 more office in Macau; (vii) an increase of HK$0.3 million in depreciation and amortisation charges resulting from the addition of fixed assets in 2003.

Operating loss

As a result of the factors discussed above and the fact that Galaxy Group was at a pre-operation stage for both 2002 and 2003, Galaxy realised an operating loss of HK$82.9 million in 2003, compared to an operating loss of HK$82.2 million in 2002.

Finance charges

Galaxy Group's finance charges in 2003 was HK$4.1 million, an increase of HK$3.8 million from HK$0.3 million in 2002. The increase in 2003 was a result of increase in borrowing associating with the development of casino/hotel projects. Galaxy expects that bank charges and interest will increase in future periods as a result of other financing activities.

Loss attributable to shareholders

As a result of the factors discussed above, Galaxy Group's loss attributable to shareholders was HK$86.9 million in 2003, an increase of HK$4.4 million from a loss of HK$82.5 million in 2002. The funding raised the loan from Galaxy Resorts Limited.

Liquidity and Capital Resources

Galaxy increased its registered and issued capital by HK$730 million in February 2005 from HK$194.2 million to HK$924.2 million to provide additional funding for future expansion. The increased capital was fully paid in cash.

Galaxy Group finances its operation with internally generated cashflow, banking facilities, and loans from related companies such as the previous ultimate holding company, Galaxy Resorts Limited, and the previous intermediate holding company, Bluewater Entertainment and Hospitality Enterprises Limited. Loans from these related companies were unsecured, interest free and have no fixed terms of repayment. The funding raised from the reorganization of Galaxy's share capital of HK$730 million as detailed on page 336 was applied to the repayment of loan from Galaxy Resorts Limited of HK$195 million plus subsequent drawndown of HK$17.5 million as at 30 April 2005. The loan from Bluewater Entertainment and Hospitality Enterprises Limited as at 30 April 2005 of approximately HK$15.3 million was drawn down between January 2005 to April 2005. Both the loan from Galaxy Resorts Limited and from Bluewater Entertainment and Hospitality Enterprises Limited will not be continued after Completion since they have already been fully settled through cash generated internally and cash received from issue of further capital by Galaxy in February 2005.

As at 31 December 2004, Galaxy Group had total banking facilities of about HK$377 million of which the drawn down portion of the banking facilities was HK$317 million. Interest rates on the loans were at rates ranging from 0.5% above fixed deposit rate, and 0.9% to 2.5% above HIBOR. In 2003, Galaxy Group had total banking facilities of about HK$347 million of which the drawn down portion of the banking facilities was HK$315 million. Interest rates on the loans were at rates ranging from 0.5% above fixed deposit rate, and 0.9% to 1.25% above HIBOR. In 2002, Galaxy Group had no bank facilities or outstanding bank loan. All bank facilities are in HK$.

As of 31 December 2004, Galaxy Group's primary source of liquidity was cash of about HK$808 million, denominated principally in HK$ and Macau Patacas.

To support Galaxy's obligations under the Concession, a Hong Kong bank has issued a guarantee to the Macau government in the amount of MOP500 million (HK$485 million) through 31 March 2007. After 31 March 2007, the amount of the guarantee will be MOP300 million (HK$291 million) through the earlier of 90 days after the termination of the Concession or 31 March 2022. Galaxy also has two revolving term loan facilities with the same Hong Kong bank in the amounts of

HK$50 million and HK$25 million, of which an aggregate of HK$75 million was drawn on 31 December 2004. The guarantees and the revolving term loan facilities are secured by Galaxy's indemnity in favour of the bank for the full amount of the guarantees and a charge over Galaxy's HK$250 million deposit with the bank.

To finance the HK$268 million purchase price of a portion of the StarWorld site, a subsidiary of Galaxy has obtained a term loan of HK$242 million which remained outstanding on 31 December 2004. The term loan is secured by guarantees from Galaxy and Francis Lui for the full amount of the facilities (the guarantee of Francis Lui is expected to be replaced after Completion by a guarantee of KWCM) and a first mortgage over the land concession purchased for the Galaxy StarWorld site.

Galaxy Group's working capital is substantially influenced by the amount of its gaming chips outstanding, which accounted for over 50% of the total amount of HK$825 million of accounts payable at 31 December 2004, and the amount of cash Galaxy keeps available to redeem gaming chips purchased and kept by players or promoters. Galaxy Group's primary cash requirements are to finance capital expenditures and working capital requirements.

Net current assets/(liabilities)

	As at 31 December		
	2002	**2003**	**2004**
	HK$'000	*HK$'000*	*HK$'000*
Current assets			
Inventories	—	—	2,556
Amounts due from related parties	2,109	917	42,424
Debtors and prepayments	1,750	751	5,390
Cash and bank balances	15	19,675	808,490
	3,874	21,343	858,860
Current liabilities			
Amounts due to related parties	—	12,010	82,010
Creditors and accruals	—	8,298	825,088
Short-term borrowings	—	315,087	317,000
Current portion of obligations under finance leases	—	—	218
	—	335,395	1,224,316
Net current assets/(liabilities)	3,874	(314,052)	(365,456)

As at 31 December 2004, Galaxy Group had net current liabilities of HK$365.5 million. Current assets were mainly comprised of cash and bank balance of HK$808.5 million, amount due from related parties of HK$42.4 million, debtors and prepayments of HK$5.4 million and playing cards inventory of HK$2.6 million. Cash balances increased from less than HK$1 million in 2002 to HK$19.7 million in 2003 and HK$808.5 million in 2004, mainly reflecting an increase in each period's net cash in-flow from financing activities, primarily an increase in bank loans to finance capital expenditure and short-term working capital purposes, and net cash in-flow from operating activities in 2004. Amount due from related parties decreased from HK$2.1 million in 2002 to HK$1 million in 2003 as a result of repayment made in 2003 towards Galaxy Group's liabilities due to an ex-Director who advanced money on behalf of Galaxy Group to pay for some of Galaxy Group's operating expenses in 2002. Amount due from related parties increased from HK$1 million in 2003 to HK$42.4 million in 2004 as a result of receivables due from a related company, Waldo Entertainment Limited, arose from the execution of agreements on behalf of the Service Providers as described in note 4 of the Accountants' Report. Waldo Entertainment Limited maintained ongoing balances with Galaxy.

Current liabilities were mainly comprised of creditors and accruals of HK$825.1 million, amount due to related parties of HK$82 million, short term bank borrowings of HK$317 million, and current portion of obligations under finance leases of HK$0.2 million. In 2002, there were no amounts due to related parties. In 2003, amount due to related parties were HK$12 million consisting HK$6.8 million fee paid to a Director who provided personal guarantee to a bank loan taken out by a subsidiary of Galaxy, HK$5.2 million commission fee paid to 2 companies majority owned by a Director in connection with the procurement of professional services in areas including but not limiting to legal/accounting, public relation/personnel, credit evaluation and supporting services such as interior design and translation on behalf of Galaxy Group. Galaxy Group has since ceased to procure such services from these 2 companies. Amounts due to related parties were HK$82 million in 2004 consisting of HK$64.4 million due to a shareholder of related company, Mr. Cheng Kwee, who is one of the promoters of the Galaxy Casino at Waldo Hotel. The amount payable mainly represents the commission and allowances payable which are recovered from the Service Providers as stated in note 4 to the Accountants' Report. HK$17.6 million was due to Waldo Hotel Limited, a company controlled by a shareholder of Galaxy, who is the sub-leasee and the amount payable mainly represents the rental expenses and food and beverages which are recovered from the Service Providers as stated in note 4 to the Accountants' Report.

Capital Expenditures

Galaxy Group operates in a capital-intensive industry that requires a substantial amount of capital expenditures, including but not limited to those relating to the development of hotel and entertainment facilities and purchases of gaming equipment.

Galaxy is obliged under the Concession to invest at least MOP8.8 billion (HK$8.5 billion) in development projects in Macau by 2009 and to develop and open two resort, hotel and casino projects in Macau by 2006 and a convention center by December 2006. Pursuant to a supplement to the Concession, Galaxy is also required to develop two "city club" casinos in Macau. Under the Sub-Concession entered into in December 2002, Venetian Macau S.A., as the sub-concessionaire,

is now responsible for MOP4.4 billion (HK$4.3 billion) of Galaxy's original investment obligations under the Concession and the obligations to construct and develop one of the two required resort, hotel and casino projects, the convention center and one of the two city club casinos.

Galaxy Group believes that the MOP0.3 billion (approximately HK$0.3 billion) development costs incurred up to 31 December 2004 will apply towards the fulfilment of Galaxy's total investment obligation under the Concession. Galaxy's remaining investment obligations in Macau under the Concession are approximately MOP4.1 billion (approximately HK$4 billion). Galaxy plans to satisfy its remaining investment obligations by developing and/or investing in Galaxy StarWorld, Galaxy Cotai Mega Resort (Phase 1) and two additional city clubs — Galaxy Casino at Cotai City Club and Galaxy Casino at Rio Hotel, which together are expected to cost approximately MOP5.9 billion (HK$5.7 billion). Galaxy Group expects to complete Galaxy StarWorld by mid 2006, Galaxy Cotai Mega Resort (Phase 1) by first quarter of 2008 and the two city clubs by first quarter of 2006. The development of Galaxy StarWorld should satisfy Galaxy's obligation to develop a resort, hotel and casino project and the development of Galaxy Casino at Waldo Hotel should have satisfied the requirement to develop a city club casino. Galaxy Group expects its overall investment in development projects in Macau to exceed its investment obligations under the Concession.

Going forward, Galaxy Group expects its capital expenditures to increase substantially as it continues to expand its entertainment facilities. Galaxy Group's actual and estimated capital expenditures (excluding finance costs) are summarised in the following table:

	Incurred up to 31/12/2004 *(HK$'Million)*	**2005–2006** *(HK$'Million)*	**2007–2009** *(HK$'Million)*	**Total** *(HK$'Million)*
Galaxy StarWorld	317	1,483	31	1,831
Galaxy Cotai Mega Resort (Phase I)	13	1,344	2,728	4,085
Others (Galaxy Casino at Waldo Hotel, Galaxy Casino at Cotai City Club, Galaxy Casino at Rio Hotel and Corporate Office)	49	157	NIL	206

Galaxy Group expects to fund these expenditures through a mix of internally generated funds, equity and loans from shareholders, cash on hand, and borrowings.

Contractual Obligations

The table below sets out the aggregate contractual obligations of the Galaxy Group outstanding at 31 December 2004.

	Payment due by period				
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 year
			(HK$'Million)		
Contractual Obligations					
Short-term loans	317	317	—	—	—
Long-term loans (including current portion thereof and the notes)	—	—	—	—	—
Capital leases	0.5	0.2	0.2	0.1	—
Operating leases	4.2	2.1	1.9	0.2	—
Other	0.1	0.1	—	—	—
Total	321.8	319.4	2.1	0.3	—

The financing of the remaining cost of Galaxy StarWorld and the development costs of Galaxy Cotai Mega Resort and Galaxy Casino at Cotai City Club is expected to be raised through a combination of debt financing, equity financing and internal cashflows. Other than Galaxy Group's obligations pursuant to the Concession, as of 31 December 2004, Galaxy Group did not have any material off-balance sheet liabilities.

Share Capital

Galaxy was incorporated on 30 November 2001 with an authorised share capital of MOP1,000,000 divided into 1,000 shares of MOP1,000 each. On the same date, 1,000 shares of MOP1,000 each were issued at par for cash. On 14 March 2002, the share capital of Galaxy was increased to an authorised, issued, subscribed, and paid up capital of MOP200,000,000 divided into 200,000 ordinary shares with a par value of MOP1,000 each. On 25 June 2002, Galaxy reorganised its share capital, under which the shares were redesignated into three classes of shares, comprising 60,000 Class A shares, 120,000 Class B shares and 20,000 Class C shares of MOP1,000 each. Class A and Class C shares were entitled to 0.0000000000000000001% of the distributable profits of Galaxy. Class B shares were entitled to 99.9999999999999999998% of the distributable profits. The rights of the shareholders on the dissolution or the liquidation of Galaxy were as follows;

(a) Class A shareholders would not receive any amount or value regarding the distribution of the liquidation assets, nor the reimbursement of the amount of the respective invested capital actually paid up.

(b) Class C shareholders would be entitled only to the reimbursement of the amount of the respective invested capital actually paid up.

(c) Class B shareholders would be entitled to the reimbursement of the amount of the respective invested capital actually paid up, as well as to the remaining liquidation assets, and these quantities or values should be distributed among these shareholders according to the proportion of the shares held by Class B shareholders.

On 3 February 2005, Galaxy underwent a reorganization of its share capital, under which (i) the existing 60,000 Class A shares were transformed into Galaxy B shares; (ii) the existing 20,000 Class C shares were transformed into Galaxy A shares; the existing Class B shares were maintained as Galaxy B shares and (iii) the authorised share capital was increased from MOP200 million (HK$194.2 million) to MOP951.9 million (HK$924.2 million) by the creation of 751,900 new shares of MOP1,000 (HK$970.9) each, comprising 75,190 Class A shares and 676,710 Class B shares. On the same date, the 751,900 new shares were issued for cash at par with 25% payable on 3 February 2005 and the balance before 31 March 2005. All shares are now fully paid up.

Trend of the business of the Galaxy Group since 31 December 2004 (date of latest audited financial statements)

Since 31 December 2004, the latest audited financial statements of the Galaxy Group being made up, Galaxy Group's business at Galaxy Casino at Waldo Hotel has continued to make a positive contribution to Galaxy Group's bottom line. The number of VIP gaming tables at the casino has been increased from 40 to 43, whereas that for mass gaming tables has been reduced from 23 to 20, with total number of gaming tables maintained at 63.

Progress of the construction works at Galaxy StarWorld has been in accordance with schedule and on budget, with a target completion date of mid 2006. Detailed designs of the Cotai Mega Resort project have been prepared on schedule.

Preparation work for the Galaxy Casinos at the two city clubs has been on schedule.

Tourist visits to Macau were on a rising trend for the first 3 months of 2005, reaching approximately 17,378,000 for the cumulative 12 months ended 31 March 2005 (per figures released by the Macau Tourist Bureau). Such trend is expected to provide a solid base for the growth of the gaming resort business in Macau.

BUSINESS AND FINANCIAL PROSPECTS

The statistics for the first few months of 2005 showed that the Macau gaming market continues to grow at a rate that is higher than Atlanta and the Las Vegas Strip and continues to reflect that the market is still at the expansion stage of development. Galaxy Group has been monitoring the market situation closely and reviewing its business plan on a regular basis. After detailed analysis of the market data and Galaxy Group's financial and business prospects, Galaxy Group remains confident in the business strategy being implemented, whilst the development roll-out program is on schedule to meet market demand. Debt fund raising exercises for Galaxy are already being planned and may take place shortly.

Business Prospects

Galaxy Group intends to continue its strategy of building up its VIP market share whilst establishing its base for the mass market through the Galaxy StarWorld project and the Galaxy Mega Cotai Resort with its "one-stop" entertainment experience.

Galaxy Group's first city club, the Galaxy Casino at Waldo Hotel, was launched on 4 July last year. The casino was well received and has become a popular venue for VIP gaming patrons. The establishment has achieved the following main objectives of Galaxy Group:

— to have an operating casino and Galaxy's name in the market at the shortest time possible;

— to sign on resourceful promoters and to entrench Galaxy Group's position in the VIP market; and

— to secure a meaningful share of the VIP market to create a robust source of cashflow.

Galaxy Group intends to carry on this effective strategy and build on the momentum by adding more city club casinos to the chain. Nevertheless, Galaxy is not aggressively soliciting these opportunities and is reviewing each proposal according to their respective merit. Presently two more city clubs contracts have been agreed and signed, namely, the city club at Rio Hotel and a purpose built complex in Cotai. The two city club additions, which will increase Galaxy Group's capacity by about 226 tables (including 66 VIP tables and 160 mass tables) and 350 slot machines, are scheduled to open in the first quarter 2006. Nevertheless, additional resources have been channeled to these projects to facilitate an earlier opening date.

Galaxy StarWorld and Galaxy Cotai Mega Resort will be Galaxy Group's flagship for the mass market in downtown Macau Peninsula and Cotai, respectively. These projects are progressing according to schedule and each is expected to be a sizeable contributor to Galaxy Group's revenue, as well as enhancing Galaxy Group's competitiveness, when they commence business.

Financial Prospects

Until Galaxy Group's mass market facilities, i.e. Galaxy StarWorld and Galaxy Cotai Mega Resort, commence business, Galaxy Group will be entirely relying on the city clubs, which are specialized in the VIP market. Traditionally, the VIP market is relatively slower during the first quarter due to the calendar year end and Chinese New Year. Coupled with the increase in expenses attributed to the various new projects, net profit for the first half of 2005 may fall behind the net profit for the second half of 2004. Assuming revenue continues to track the trend for the previous year, the profitability is expected to be maintained, especially as business is traditionally likely to be relatively better in the second half of the year. A substantial increase in Galaxy Group's revenue is expected in 2006 with two additional city clubs in operation and when StarWorld opens for business.

Galaxy Group will continue to work towards establishing its mass market hospitality entertainment and gaming business by providing at Galaxy StarWorld and Galaxy Cotai Mega Resort, the "one-stop at Galaxy" experience whereby hotel and casino guests will be able to enjoy state-of-the-art dining, shopping, leisure and entertainment facilities all within the same complex.

Principal Accounting Policies

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Accounting Standards ("new HKFRSs"), which are effective for accounting periods beginning on or after 1 January 2005. Galaxy Group has not adopted these new HKFRSs early in the financial statements for the year ended 31 December 2004. Based on an assessment of the impact of these new HKFRSs, the major difference between these new HKFRSs and the current accounting policies of Galaxy is the accounting treatment for leasehold land. Under the current accounting policy, the leasehold land in Macau has been included under property, plant and equipment and stated at cost without amortisation during the construction period. Under Hong Kong Accounting Standard 17 ("HKAS 17") "Leases", leasehold land will no longer be accounted for as property, plant and equipment but it will be accounted for as prepayment of lease. This prepayment will be stated at cost and amortised on a straight-line basis over the lease term as an expense under HKAS 17. This new accounting treatment will reduce the net assets and profits of Galaxy.

The statutory financial statements of Galaxy Group are prepared under accounting principles generally accepted in Macau. However, Galaxy Group has also prepared consolidated financial statements in conformity with HKFRS for the purpose of this circular. Certain of Galaxy Group's accounting policies, including policies on revenue recognition, depreciation, the annual review of assets for impairment, capitalisation of construction and design costs and other policies relating to the costs associated with development projects, require management judgment on assumptions appropriate to financial estimates.

Judgments are based on historical experience, terms of existing contracts, industry trends and information available from outside sources, as appropriate. However, judgments are inherently uncertain, and therefore actual results could differ from Galaxy Group's estimates.

Revenue recognition. In accordance with gaming industry practice, Galaxy Group recognises gaming revenues as the net win from gaming activities, which is the difference between gaming wins and losses. Table game net win represents the difference between table game wins and losses. The table games historical win percentage is reasonably predictable over time, but may vary considerably during shorter periods. Gaming revenues are net of accruals for anticipated payouts of table games. Anticipated jackpot payments are reflected as current liabilities on Galaxy Group's balance sheet. Net slot win represents all amounts played in the slot machines reduced by both the winnings paid out and all amounts deposited into slot machines to ensure there are a sufficient number of coins to pay out the winnings.

Capital expenditure. During the period of the development and construction of Galaxy StarWorld and Galaxy Cotai Mega Resort, direct costs such as those expected to be incurred for the design, construction and development of the hotels and casinos, including interest, furniture, fixtures and equipment and professional charges, will be capitalised in accordance with HKFRS. Accordingly, the amounts of property and equipment will increase significantly. Depreciation

expenses related to this capital expenditure will not be charged until the related assets are available for use. Accordingly, upon completion of construction of Galaxy StarWorld and Galaxy Cotai Mega Resort, depreciation charges based on the estimated useful life of the corresponding asset will have a significant impact on Galaxy Group's results of operations and thus those of the Enlarged KWCM Group.

Amortisation of land held pursuant to long-term leases. Under revised HKFRS, with effect from 1 January 2005 onwards, Galaxy is required to amortise the acquisition cost of the Galaxy StarWorld site on a straight-line basis over 14 years because it is leasehold land, and the value of the site must be tested annually for impairment. The cost of the Galaxy Cotai Mega Resort site will also need to be amortised following its acquisition. Accordingly, amortisation of land will have a significant impact on Galaxy Group's results of operations and thus those of the Enlarged KWCM Group.

Qualitative and Quantitative Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as inflation, interest rates and foreign currency exchange rates.

Foreign Currency Exchange Risk. Because the Hong Kong dollar is directly, and the Macau Pataca and RMB are indirectly, linked to the value of the U.S. dollar, Galaxy Group does not expect fluctuations in the values of these currencies to have a material impact on its operations or on Galaxy Group's debt obligations. RMB's peg to the U.S. dollar, however, may change. See "Risk Factors-Risks relating to Macau." Galaxy Group does not hedge its foreign exchange risk.

Interest Rate Risk. Galaxy Group is exposed to interest rate risk under its bank facilities, which are floating rate loans tied to HIBOR. Based on Galaxy Group's HK$317 million of outstanding debt under these facilities at 31 December 2004, a hypothetical 100 basis point increase in HIBOR would result in an annual interest expense increase of approximately HK$3.2 million. Galaxy Group has not entered into interest rate hedges.

Inflation. Absent changes in competitive and economic conditions or in specific prices affecting the Macau gaming industry, Galaxy Group does not expect that inflation will have a significant impact on its operations. Changes in specific prices, such as fuel and transportation prices, relative to the general rate of inflation may have a material adverse effect on the gaming and hotel industry generally.

Regulation and taxes. Galaxy is subject to extensive regulation by the Macau government. Changes in applicable laws or regulations could have a significant impact on Galaxy's operations. For instance, Galaxy may face increased competition if additional concessions or sub-concessions are granted for the operation of gaming in Macau. In addition, Galaxy pays a premium, a levy and gaming taxes pursuant to the Concession and Macau law, and Galaxy is exempted from corporate taxation on gaming revenues until 31 December 2008. Galaxy cannot be sure that it will be able to reach acceptable agreements with the Macau government when the premium, the levies and Galaxy's exemption from taxation on gaming revenues come up for review. Any increase to the premium, the levies or the gaming tax, or any change to or loss of Galaxy's exemption from

corporate taxation on gaming revenues, could have a material adverse impact on Galaxy's business, cash flows, financial condition, results of operations and prospects. See "Risk Factors — Risks relating to Macau."

Related party transactions

	Note	30 November 2001 to 31 December 2002 HK$'000	Year ended 31 December 2003 HK$'000	Year ended 31 December 2004 HK$'000
Consultancy services fee				
Ex-Director	a	55,000	—	—
Guarantee service fee				
Director	b	—	6,800	—
Administrative fee income				
Company controlled by a shareholder	c	—	—	2,479
Service fee				
Company controlled by a director	d	7,581	10,039	5,674
Company controlled by a director	d	—	4,791	9,745
Rental expense				
Company controlled by a director	e	167	220	—

(a) The ex-director of Galaxy has provided consultancy service on the acquisition and usage planning of the Cotai project at a mutually agreed fee. This was a "one-off" transaction and it will not continue after Completion.

(b) The Director of Galaxy has provided a personal guarantee to a bank as part of the securities against the banking facilities granted to Galaxy, on which the service fee was charged to Galaxy at a mutually agreed rate. This was a "one-off" fee and it will not be repeated after Completion.

(c) A company controlled by a shareholder of Galaxy Resorts Limited, which agreed to pay an annual administrative fee of HK$5 million to Galaxy for the provision of administrative services. This transaction will continue after completion but will not be a connected transaction of KWIH or KWCM on Completion.

(d) These related companies provide professional, technical and administrative support services to Galaxy at fees in accordance with the terms of the service agreements. The service agreements were terminated in 2005 and will not continue after Completion.

(e) Galaxy leased an office from the related company at an agreed rental in accordance with the rental agreement. This was a "one-off" transaction and the lease was terminated in 2003 and will not continue after Completion.

Charges on assets

As at 31 December 2004, the balance of restricted bank deposits was HK$253.6 million. The deposits have been pledged to secure banking facilities extended to Galaxy. The banking facilities comprise a guarantee amounting to HK$485 million for the period up to 31 March 2007 and then reduced to HK$291 million for the period from 1 April 2007 to the earlier of 90 days after the expiry of the Concession Agreement or 31 March 2022 which is in favour of the Government against the legal and contractual liabilities of Galaxy under the Concession Agreement and two revolving term loans amounting to HK$75 million.

Galaxy Group has also mortgaged a piece of leasehold land in Macau of HK$268 million to secure a short-term bank loan amounting to HK$242 million as at 31 December 2004.

Gearing ratio

Gearing ratio is defined as the ratio of total loans outstanding less cash and bank balances to total assets. As at 31 December 2004, Galaxy Group had HK$808.5 million cash and bank balances and total loans of HK$317 million. As at 31 December 2003, Galaxy's gearing ratio was 55%. As at 31 December 2002, Galaxy Group had no outstanding loan.

Treasury Policy

Galaxy Group continues to adopt a conservative treasury policy with all bank deposits in either Hong Kong dollars or in Macau Patacas, keeping a minimum exposure to foreign exchange risks. All of Galaxy Group's borrowings are in Hong Kong dollars. Galaxy Group has not engaged in the use of any derivative products.

Dividend Policy

Declaration of dividends will be subject to the discretion of the Directors, depending on Galaxy Group's profitability, financial conditions, cash requirements and availability and other relevant factors. Furthermore, in accordance with the Commercial Code of Macau and its articles of association, Galaxy Group has to set aside 10% of its profit of each year as legal reserve until the balance of such reserve equals to 25% of Galaxy Group's capital. This will restrict the ability of Galaxy Group in paying dividends to its holding company to the extent of the amount set aside for the legal reserve. As at 31 December 2004, Galaxy Group had an accumulated loss of HK$96.8 million which needs to be offset before any dividends can be declared.

Property interest held by the Galaxy Group

The Galaxy Group's property interests as at 31 March 2005 have been valued by an independent valuer. The text of the letter, valuation summary and valuation certificates in connection with the aforesaid property interests are set out in Appendix X of this circular.

The statement below shows the reconciliation of property interests from the audited consolidated financial statements as at 31 December 2004 to the unaudited consolidated management accounts as at 31 March 2005 (the effective date of the valuation):

	HK$'000
Net book value as at 31 December 2004	333,832
Movement for the three months ended 31 March 2005	
Additions	117,540
Net book value as at 31 March 2005	451,372
Valuation surplus	1,148,628
Valuation as at 31 March 2005 per Appendix X	1,600,000

The net book value as at 31 March 2005 also includes the development costs for preliminary design and site formation amounting to HK$44,211,000 incurred for Cotai Mega Resort for which the legal title has not yet been obtained. Galaxy has the right to develop the land at Cotai granted under the Concession even though the legal title has not been obtained. Under the accounting standard, any directly attributable costs of bringing the asset to working condition for its intended use can be capitalised. Hence the directly attributable costs in relation to the site at Cotai are capitalised as property, plant and equipment under "assets under construction" in the financial statements of Galaxy.

Galaxy confirmed that Galaxy has, in respect of Cotai Mega Resort property, not entered into any agreement, oral or written, and is still in preliminary discussions with the Macau Government in finalising the master layout plan, negotiating the land concession for the development and ascertaining the permitted gross floor area of each category of usage for the calculation of the land premium payable on the land concession. It is therefore premature to carry out a meaningful valuation for the Cotai Maga Resort property. Galaxy has confirmed with Macau lawyers, Sa Carneiro & Pinheiro Torres, there is no property interest.

Further details of the Cotai Mega Resort Property are set out in the section headed "Galaxy Cotai Mega Resort" under "Description of the Galaxy Group" in this Circular.

Save for construction costs incurred since 31 March 2005 (the effective date of the valuation), there are no other change in the property interest of the Galaxy Group.

No Material Adverse Change

Save as disclosed in note 15 and section III of the Accountants' Report in this appendix, Galaxy Group and KWCM Directors confirm that there has been no material change in the financial or operating position or prospects of Galaxy Group since 31 December 2004 (being the date to which the latest financial statements of Galaxy Group were made up).

UNAUDITED PRO FORMA FINANCIAL INFORMATION

I. Unaudited pro forma consolidated balance sheet

The following is the unaudited pro forma consolidated balance sheet of the KWCM Group prepared to demonstrate the effect of the Acquisition on the consolidated balance sheet of the KWCM Group as if the Acquisition had been completed as at 31 December 2004. The unaudited pro forma consolidated balance sheet was prepared based on the audited consolidated balance sheet of the KWCM Group as at 31 December 2004, as set out in the Annual Report of KWCM, adjusted only to reflect the effects of the Acquisition.

This unaudited pro forma consolidated balance sheet of the Enlarged KWCM Group has been prepared for illustrative purposes only and because of its nature, it may not give a true picture of the financial position of the Enlarged KWCM Group at any future date.

As at 31 December 2004

	KWCM Group	Pro forma adjustments			Enlarged KWCM Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
		(Note 1)	*(Note 2)*	*(Note 3)*	
Non-current assets					
Property, plant and equipment	787,028		376,750	1,280,077 (a)	2,443,855
Intangible assets	—		1,859	16,784,933 (b)	16,786,792
Investments in subsidiaries	—	18,423,198		(18,423,198) (e)	—
Jointly controlled entities	382,136				382,136
Associated companies	18,650				18,650
Other non-current assets	272,834		279,572		552,406
	1,460,648				20,183,839
Current assets					
Inventories	93,175		2,556		95,731
Debtors and prepayments	547,604		5,390		552,994
Amounts due from related companies	—		42,424		42,424
Tax recoverable	1,938				1,938
Other investments	4,217				4,217
Cash and bank balances	170,952		808,490	534,991 (c)	1,514,433
	817,886				2,211,737

As at 31 December 2004

	KWCM Group	Pro forma adjustments			Enlarged KWCM Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
		(Note 1)	*(Note 2)*	*(Note 3)*	
Current liabilities					
Creditors and accruals	(341,995)	(18,500)	(825,088)		(1,185,583)
Amounts due to related companies	—		(82,010)		(82,010)
Current portion of long-term liabilities	(10,000)		(218)		(10,218)
Short-term borrowings	—		(317,000)		(317,000)
Taxation payable	(1,396)				(1,396)
	(353,391)				(1,596,207)
Net current assets	464,495				615,530
Total assets less current liabilities	1,925,143				20,799,369
Long-term liabilities	(311,580)	(3,681,040)	(195,318)	195,009 (c)	(3,992,929)
Other non-current liabilities	(14,020)				(14,020)
Minority interests	(154,010)			(487,217) (d)	(641,227)
Net assets	1,445,533				16,151,193
Share capital	129,648	184,052	194,175	(194,175) (e)	313,700
Reserves	1,315,885	14,539,606	(96,768)	78,770 (e)	15,837,493
Shareholders' funds	1,445,533				16,151,193

II. Unaudited pro forma consolidated profit and loss statement

The following is the unaudited pro forma consolidated profit and loss statement of the KWCM Group prepared to demonstrate the effect of the Acquisition in the consolidated profit and loss statement of the KWCM Group as if the Acquisition had been completed on 1 January 2004. The unaudited pro forma consolidated profit and loss statement was prepared based on the audited consolidated profit and loss statement of the KWCM Group for the year ended 31 December 2004, as set out in the Annual Report of KWCM, adjusted only to reflect the effects of the Acquisition.

This unaudited pro forma consolidated profit and loss statement has been prepared for illustrative purposes only and because of its nature, it may not give a true picture of the results of the Enlarged KWCM Group for any future financial periods.

	Year ended 31 December 2004			
	KWCM Group	Pro forma adjustments		Enlarged KWCM Group
	HK$'000	*HK$'000* *(Note 4)*	*HK$'000* *(Note 5)*	*HK$'000*
Turnover	1,299,143	123,777		1,422,920
Cost of sales	(1,248,459)			(1,248,459)
Gross profit	50,684			174,461
Other revenues	21,355	3,643		24,998
Other operating income	27,218			27,218
Administrative expenses	(54,376)	(49,381)		(103,757)
Other operating expenses	(15,084)	(1,202)	(907,294) (a)	(923,580)
Operating profit/(loss)	29,797			(800,660)
Finance costs	(3,864)	(4,179)	(171,723) (b)	(179,766)
Share of profits less losses of				
Jointly controlled entities	14,622			14,622
Associated companies	3,371			3,371
Profit/(loss) before taxation	43,926			(962,433)
Taxation charge	(3,861)			(3,861)
Profit/(loss) after taxation	40,065			(966,294)
Minority interests	(6,642)		17,527 (c)	10,885
Profit/(loss) attributable to shareholders	33,423			(955,409)

III. Unaudited pro forma consolidated cash flow statement

The following is the unaudited pro forma consolidated cash flow statement of the KWCM Group prepared to demonstrate the effect of the Acquisition on the consolidated cash flow statement of the KWCM Group as if the Acquisition had been completed on 1 January 2004. The unaudited pro forma consolidated cash flow statement was prepared based on the audited consolidated cash flow statement of the KWCM Group for the year ended 31 December 2004, as set out in the Annual Report of KWCM, adjusted only to reflect the effects of the Acquisition.

This unaudited pro forma consolidated cash flow statement has been prepared for illustrative purposes only and because of its nature, it may not give a true picture of the cash flows of the Enlarged KWCM Group for any future financial periods.

	Year ended 31 December 2004			
	KWCM Group	Pro forma adjustments		Enlarged KWCM Group
	HK$'000	*HK$'000* *(Note 6)*	*HK$'000* *(Note 7)*	*HK$'000*
Cash flows from operating activities				
Cash generated from operations	21,229	892,772		914,001
Hong Kong profits tax refunded	6,731			6,731
Mainland China income tax paid	(1,996)			(1,996)
Interest paid	(3,864)	(7,738)	(171,723)	(183,325)
Interest element of finance lease rental payments	—	(24)		(24)
Net cash from operating activities	22,100			735,387
Cash flows from investing activities				
Purchase of plant and equipment	(68,894)	(89,982)		(158,876)
Purchase of intangible assets	—	(2,024)		(2,024)
Proceeds from sale of plant and equipment	5,883			5,883
Increase in investments in jointly controlled entities	(95,883)			(95,883)
Advances to jointly controlled entities	(37,376)			(37,376)
Deferred expenditure	(4,145)			(4,145)
Increase in restricted bank deposits	—	(597)		(597)
Decrease in deferred receivable	1,440			1,440
Acquisition of long-term investments	(51,864)			(51,864)
Decrease in long-term investments	1,402			1,402
Acquisition of listed investments	(18,456)			(18,456)
Proceeds from disposal of listed investments	15,563			15,563
Repayment from a fellow subsidiary	70,000			70,000

	Year ended 31 December 2004			
	KWCM Group	Pro forma adjustments		Enlarged KWCM Group
	HK$'000	*HK$'000* *(Note 6)*	*HK$'000* *(Note 7)*	*HK$'000*
Interest received	3,296	597		3,893
Dividends from jointly controlled entities	3,223			3,223
Net cash used in investing activities	(175,811)			(267,817)
Cash flows from financing activities				
Issue of new shares	13,842			13,842
Repayment of loan from immediate holding company	—	(6,018)		(6,018)
Draw down of short-term bank loans	—	1,913		1,913
Repayment of short-term bank loans	(90,000)			(90,000)
Draw down of long-term bank loans	271,580			271,580
Repayment of long-term bank loans	(160,800)			(160,800)
Capital element of finance lease payments	—	(84)		(84)
Dividends paid to shareholders	(17,205)			(17,205)
Dividends paid to minority interests	(851)			(851)
Net cash from financing activities	16,566			12,377
(Decrease)/increase in cash and bank balances	(137,145)			479,947
Changes in exchange rates	1,743			1,743
Cash and bank balances at beginning of year	306,354	19,675		326,029
Cash and bank balances at end of year	170,952			807,719

IV. Unaudited pro forma adjusted consolidated net tangible assets

The following is the statement of unaudited pro forma adjusted consolidated net tangible assets of the Enlarged KWCM Group prepared to demonstrate the effect of the Acquisition on the net tangible assets of the KWCM Group as if the Acquisition had been completed as at 31 December 2004. The unaudited pro forma adjusted consolidated net tangible assets were prepared based on the unaudited pro forma consolidated balance sheet of the Enlarged KWCM Group as at 31 December 2004, as set out on pages 345 to 346.

The unaudited pro forma adjusted net tangible assets and the unaudited pro forma adjusted net tangible assets per Share of the Enlarged KWCM Group have been prepared for illustrative purposes only and because of its nature, it may not give a true picture of the financial position of the Enlarged KWCM Group at any future date.

Unaudited pro forma consolidated net assets of the Enlarged KWCM Group as at 31 December 2004	Less: Pro forma total consolidated intangible assets of the Enlarged KWCM Group after Acquisition	Unaudited pro forma adjusted consolidated net tangible liabilities of the Enlarged KWCM Group	Consolidated net tangible assets per KWCM Share before Acquisition	Unaudited pro forma adjusted consolidated net tangible liabilities per KWCM Share after Acquisition
HK$'000	*HK$'000*	*HK$'000*	*HK$*	*HK$*
	(Note 8)		*(Note 9)*	*(Note 10)*
16,151,193	16,786,792	(635,599)	1.11	(0.20)

V. Notes to the unaudited pro forma financial information

1 The adjustment reflects the Acquisition at the Purchase Price of HK$18,405,198,023, which will be satisfied by the allotment and issue of 1,840,519,798 Consideration KWCM Shares credited as fully paid and the issue to the Vendors of HK$3,681,039,603 principal amount of FRNs, of which HK$1,137 million will be settled by cash out of the placing of 146,000,000 KWCM Shares on 21 April 2005, together with the estimated cost of HK$18.5 million incurred for the Acquisition. The Consideration KWCM Shares are recorded at the agreed issue price of HK$8.00 per share for the purpose of preparation of the unaudited pro forma consolidated balance sheet. However, the existing and new HKFRS requires the Consideration KWCM Shares be recorded in the financial statements at their fair values at the Completion date of the Acquisition. The accounting treatment for goodwill is further discussed in note 11 below.

2 The adjustment reflects the assets and liabilities of the Galaxy Group as at 31 December 2004, as set out in the accountants' report on page 303 of the Circular.

3 The adjustment represents the elimination of the investment in Galaxy as follows:

(a) revaluation surplus of HK$1,280,077,000 to the property for Galaxy Starworld, held by the Galaxy Group based on the net book value of HK$319,923,000 at 31 December 2004 and a professional valuation of HK$1,600 million as of 31 March 2005, as set out in the property valuation report on pages 506 to 519;

(b) recognition of the right to operate casinos in Macau as intangible assets of HK$16,784,933,000, the fair value of which has been assessed with reference to the purchase consideration of Galaxy amounting to HK$18,800 million and the fair value of the remaining identifiable assets and liabilities of the Galaxy Group amounting to approximately HK$2,015 million;

(c) issue of 751,900 new shares of Galaxy on 3 February 2005 for cash at par, totalling HK$730,000,000 (as set in section III of the accountants' report on page 325), of which HK$195,009,000 was applied to repay the loan from Galaxy Resorts Limited;

(d) recognition of the minority interest, being all the Galaxy A shares and 2.1% of the Galaxy B Shares not acquired by KWCM; and

(e) elimination of inter company balances.

The existing and new HKFRS requires all the identifiable assets, including the right to operate casino in Macau, and liabilities of the Galaxy Group and the KWCM Consideration Shares be assessed at their fair values at the Completion date of the Acquisition. The accounting treatment for goodwill is further discussed in note 11.

4 The adjustment reflects the results of the Galaxy Group for the year ended 31 December 2004, based on the accountants' report set out on page 302. Since Galaxy commenced operations in July 2004, the results for the year therefore do not reflect a full year operation of the Galaxy Group.

5 The adjustment reflects the effects of the Acquisition as follows:

(a) the full year effect of the amortisation of HK$907,294,000 of the intangible assets as mentioned in note 3(b) above over the estimated useful lives of the remaining concession period of 18.5 years, using the straight line basis, in accordance with the existing and new HKFRS;

(b) the interest payable for the first twelve months under the FRNs of approximately HK$2,544 million according to the terms set out on page 568 based on the assumption that the proceeds of approximately HK$1,137 million from the placing of 146,000,000 KWCM Shares on 21 April 2005 will be applied towards partial satisfaction of the Purchase Price at Completion; and

(c) the minority interest not acquired by KWCM, being 2.1% of the Galaxy B Shares, amounting to HK$17,527,000.

As explained in note 11, all identifiable intangible assets, the right to operate casinos in Macau and the computer software, of the Galaxy Group will be reassessed at the fair values at the Completion date of the Acquisition in conjunction with the fair value of the Consideration KWCM Shares. Any changes in the fair values will affect the amount of the amortisation charge.

The FRNs are redeemable at any time at the sole discretion of KWCM. Should KWCM exercise the right to early redeem any of the FRNs, the amount of interest payable under the FRNs may reduce.

6 The adjustment reflects the cash flows of the Galaxy Group for the year ended 31 December 2004, based on the accountants' report set out on page 305. Since Galaxy commenced operations in July 2004, the cash flows for the year therefore do not reflect a full year operations of the Galaxy Group.

7 The adjustment reflects the interest payment under the FRNs of approximately HK$2,544 million as mentioned in note 5(b) above.

8 The total intangible assets of the Enlarged KWCM Group included the intangible assets of the Galaxy Group, being computer software with net book value of HK$1,859,000 based on the accountants' report set out on page 317, and the intangible assets arising from the Acquisition, representing the right to operate the casino in Macau amounting to HK$16,784,933,000 as set out in note 3(b) above.

9 The consolidated net tangible assets per KWCM Share before Acquisition is calculated based on the net tangible assets of HK$1,445,533,000, according to the audited balance sheet of the KWCM Group as at 31 December 2004, and the 1,296,475,563 KWCM Shares in issue as at that date.

10 The unaudited pro forma adjusted consolidated net tangible liabilities per KWCM Share after Acquisition is calculated based on the unaudited pro forma adjusted consolidated net tangible liabilities of HK$635,599,000 set out in section IV above and on the basis of 3,136,995,361 KWCM Shares, being the 1,296,475,563 KWCM Shares in issue as at 31 December 2004 together with the 1,840,519,798 Consideration KWCM Shares to be issued under the Acquisition.

11 The existing and new HKFRS requires the Consideration KWCM Shares be recorded in the financial statements at their fair values at the Completion date of the Acquisition and all the fair values of identifiable assets and liabilities (including intangible assets and contingent liabilities) be assessed at the Completion date of the Acquisition. Hence, any changes in their fair values will be assessed at the Completion date of the Acquisition and any changes in their fair values from those stated in notes 1 and 3 above will affect the unaudited pro forma consolidated balance sheet while those in note 5 above will affect the consolidated profit and loss statement. The difference between the cost of the Acquisition and the net attributable fair value of the identifiable assets, including the right to operate casinos in Macau, and liabilities so recognised will be accounted for as goodwill, or negative goodwill, if any, as the case may be. If the fair value of the

Consideration KWCM Shares increased, the cost of the Acquisition would also increase, thereby resulting in goodwill (assuming that the fair values of the assets and liabilities of the Galaxy Group remained the same as state in note 3(b) above). If the fair value of the Consideration KWCM Shares decreased, the cost of the Acquisition would also decrease, thereby resulting in a negative goodwill.

Any goodwill arising from the Acquisition will be recognised as an asset at cost, subject to annual impairment review in subsequent years and any impairment will have to be recognised as an expense in the profit and loss statement in the year it arises. If the net fair value of all identifiable assets and liabilities (including intangible assets and contingent liabilities) exceeds the cost of Acquisition, the net fair value will have to be reassessed and any excess remaining will be credited to the profit and loss statement as "other revenues" in the year of the Acquisition after reassessment. As set out in the unaudited pro forma financial information, there is no goodwill arising from the Acquisition.

12 The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Accounting Standards ("new HKFRSs"), which are effective for accounting periods beginning on or after 1 January 2005. The KWCM Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004 on which the above unaudited pro forma financial information has been prepared. The KWCM Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position. Accordingly, these new HKFRSs might have a significant impact on the above unaudited pro forma financial information.

The following is a letter, prepared for the sole purpose of inclusion in this Circular, received from the independent reporting accountants, PricewaterhouseCoopers, Certified Public Accountants, Hong Kong.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong

30 June 2005

The Directors
K. Wah Construction Materials Limited
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

Dear Sirs

We report on the unaudited pro forma financial information of K Wah Construction Materials Limited ("KWCM") and its subsidiary companies (the "KWCM Group") set out on pages 345 to 353 of the circular of KWCM dated 30 June 2005 (the "Circular") in connection with the possible acquisition of 88.1% of the voting shares carrying 97.9% of the economic interest in Galaxy Casino, S.A. ("Galaxy") (the "Acquisition"). The unaudited pro forma financial information has been prepared by the Directors of KWCM, for illustrative purposes only, to provide information about how the Acquisition might have affected the relevant financial information in respect of the KWCM Group.

Responsibilities of Directors and Reporting Accountants

It is the responsibility solely of the Directors of KWCM to prepare the unaudited pro forma financial information in accordance with Rule 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules, on the unaudited pro forma financial information and to report our opinion solely to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work with reference to the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom, where applicable. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the historical financial information with the source documents, considering the evidence supporting the adjustments and discussing the unaudited pro forma financial information with the Directors of KWCM.

Our work does not constitute an audit or a review in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants and, accordingly, we do not express any such assurance on the unaudited pro forma financial information.

The unaudited pro forma financial information has been prepared on the bases set out on pages 350 to 353 for illustrative purposes only and, because of its nature, it may not be indicative of the financial position of the KWCM Group immediately after the Acquisition, including Galaxy and its subsidiaries (together the "Enlarged KWCM Group") at any future date, or the financial results and cash flows of the Enlarged KWCM Group for any future periods.

Opinion

In our opinion:

(a) the unaudited pro forma financial information has been properly compiled by the Directors of KWCM on the basis stated;

(b) such basis is consistent with the accounting policies of the KWCM Group; and

(c) the adjustments are appropriate for the purposes of the unaudited pro forma financial information as disclosed pursuant to Rule 4.29(1) of the Listing Rules.

Yours faithfully
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

UNAUDITED PRO FORMA FINANCIAL INFORMATION

I. Unaudited pro forma consolidated balance sheet

The following is the unaudited pro forma consolidated balance sheet of the Remaining KWIH Group prepared to demonstrate the effect of the Acquisition and the Disposal on the consolidated balance sheet of the KWIH Group as if the Acquisition and Disposal had been completed as at 31 December 2004. The unaudited pro forma consolidated balance sheet was prepared based on the audited consolidated balance sheet of the KWIH Group as at 31 December 2004, as set out in the accountants' report on KWIH on page 243, adjusted only to reflect the effect of the Acquisition and the Disposal.

This unaudited pro forma consolidated balance sheet has been prepared for illustrative purposes only and because of its nature, it may not give a true picture of the financial position of the Remaining KWIH Group at any future date.

As at 31 December 2004

	KWIH Group	Pro forma adjustments				Remaining KWIH Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
		(Note 1)	*(Note 2)*	*(Note 3)*	*(Note 4)*	
Non-current assets						
Property, plant and equipment	1,115,426	376,750	1,280,077(b)	(2,443,855)	42,429	370,827
Intangible assets	—	1,859	16,784,933(c)	(16,786,792)		—
Jointly controlled entities	440,476			(382,136)		58,340
Associated companies	18,650			(18,650)	4,389,894	4,389,894
Other non-current assets	304,898	279,572		(552,406)		32,064
	1,879,450					4,851,125
Current assets						
Development properties	4,561,850					4,561,850
Inventories	93,175	2,556		(95,731)		—
Debtors and prepayments	665,360	5,390		(552,994)		117,756
Amounts due from related companies	—	42,424		(42,424)		—
Tax recoverable	4,384			(1,938)		2,446
Other investments	44,547			(4,217)		40,330
Cash and bank balances	781,306	808,490	534,991(d)	(1,514,433)		610,354
	6,150,622					5,332,736

As at 31 December 2004

	KWIH Group	Pro forma adjustments				Remaining KWIH Group
	HK$'000	HK$'000 (Note 1)	HK$'000 (Note 2)	HK$'000 (Note 3)	HK$'000 (Note 4)	HK$'000
Current liabilities						
Creditors and accruals	(510,432)	(825,088)	(18,500)(a)	1,185,583		(168,437)
Amounts due to related companies	—	(82,010)		82,010		—
Current portion of long-term liabilities	(808,409)	(218)		10,218		(798,409)
Short-term borrowings	(36,133)	(317,000)		317,000		(36,133)
Taxation payable	(39,779)			1,396		(38,383)
	(1,394,753)					(1,041,362)
Net current assets	4,755,869					4,291,374
Total assets less current liabilities	6,635,319					9,142,499
Long-term liabilities	(2,675,209)	(195,318)	(3,486,031)(a, d)	3,992,929		(2,363,629)
Other non-current liabilities	(81,610)			14,020		(67,590)
Minority interests	(1,147,265)		(487,217)(e)	641,227	496,780	(496,475)
Net assets	2,731,235					6,214,805
Share capital	201,564	194,175	(10,123)(a, d)	(313,700)	129,648	201,564
Reserves	2,529,671	(96,768)	14,618,376 (a)	(15,837,493)	4,799,455	6,013,241
Shareholders' funds	2,731,235					6,214,805

II. UNAUDITED PRO FORMA CONSOLIDATED PROFIT AND LOSS STATEMENT

The following is the unaudited pro forma consolidated profit and loss statement of the Remaining KWIH Group prepared to demonstrate the effect of the Acquisition and the Disposal on the consolidated profit and loss statement of the KWIH Group as if the Acquisition and Disposal had been completed on 1 January 2004. The unaudited pro forma consolidated profit and loss statement was prepared based on the audited consolidated profit and loss statement of the KWIH Group for the year ended 31 December 2004, as set out in the accountants' report on KWIH on page 242, adjusted only to reflect the effects of the Acquisition and the Disposal.

This unaudited pro forma consolidated profit and loss statement has been prepared for illustrative purposes only and because of its nature, it may not give a true picture of the results of the Remaining KWIH Group for any future financial periods.

For the year ended 31 December 2004

	KWIH Group	**Pro forma adjustments**				**Remaining KWIH Group**
	HK$'000	*HK$'000* *(Note 5)*	*HK$'000* *(Note 6)*	*HK$'000* *(Note 7)*	*HK$'000* *(Note 8)*	*HK$'000*
Turnover	1,730,538	123,777		(1,422,920)		431,395
Cost of sales	(1,548,383)			1,248,459		(299,924)
Gross profit	182,155					131,471
Other revenues	17,164	3,643		(24,998)		(4,191)
Other operating income	56,281			(27,218)		29,063
Administrative expenses	(136,755)	(49,381)		103,757		(82,379)
Profit on deemed disposal of the Enlarged KWCM Group					3,483,570 (b)	3,483,570
Other operating expenses	(49,893)	(1,202)	(907,294)(a)	923,580		(34,809)
Operating profit	68,952					3,522,725
Finance costs	(13,425)	(4,179)	(171,723)(b)	179,766		(9,561)
Share of profits less losses of						
Jointly controlled entities	238,976			(14,622)		224,354
Associated companies	3,371			(3,371)	(261,589)(a)	(261,589)
Profit before taxation	297,874					3,475,929
Taxation charge	(42,434)			3,861	(1,049)(a)	(39,622)
Profit after taxation	255,440					3,436,307
Minority interests	(21,117)		17,527(c)	(10,885)	11,329 (b)	(3,146)
Profit attributable to shareholders	234,323					3,433,161

III. UNAUDITED PRO FORMA CONSOLIDATED CASH FLOW STATEMENT

The following is the unaudited pro forma consolidated cash flow statement of the Remaining KWIH Group prepared to demonstrate the effect of the Acquisition and the Disposal on the consolidated cash flow statement of the KWIH Group as if the Acquisition and Disposal had been completed on 1 January 2004. The unaudited pro forma consolidated cash flow statement was prepared based on the consolidated audited cash flow statement of the KWIH Group for the year ended 31 December 2004, as set out in the accountants' report on KWIH on pages 245 to 246, adjusted only to reflect the effects of the Acquisition and the Disposal.

This unaudited pro forma consolidated cash flow statement has been prepared for illustrative purposes only and because of its nature, it may not give a true picture of the cash flows of the Remaining KWIH Group for any future financial periods.

	For the year ended 31 December 2004					
	KWIH Group	Pro forma adjustments				Remaining KWIH Group
	HK$'000	*HK$'000* *(Note 9)*	*HK$'000* *(Note 10)*	*HK$'000* *(Note 11)*	*HK$'000* *(Note 12)*	*HK$'000*
Cash flows from operating activities						
Cash used in operations	(1,773,049)	892,772		(914,001)		(1,794,278)
Net tax paid	(2,514)			(4,735)		(7,249)
Interest paid	(56,241)	(7,762)	(171,723)	183,349		(52,377)
Net cash used in operating activities	(1,831,804)					(1,853,904)
Cash flows from investing activities						
Purchase of property, plant and equipment	(71,365)	(89,982)		158,876		(2,471)
Purchase of intangible assets	—	(2,024)		2,024		—
Deferred expenditure	(4,145)			4,145		—
Increase in restricted bank deposits	—	(597)		597		—
Payments from jointly controlled entities	392,636			37,376		430,012
Acquisition of long-term investments	(51,864)			51,864		—
Decrease in long-term investments	1,402			(1,402)		—
Proceeds from sale of property, plant and equipment	5,905			(5,883)		22
Decrease in deferred receivable	1,440			(1,440)		—
Increase in investments in jointly controlled entities	(100,290)			95,883		(4,407)
Purchase of listed investments	(18,456)			18,456		—
Proceeds from disposal of listed investments	15,563			(15,563)		—
Repayment from a fellow subsidiary	—			(70,000)	70,000	—

	For the year ended 31 December 2004					
	KWIH Group	Pro forma adjustments				Remaining KWIH Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
		(Note 9)	*(Note 10)*	*(Note 11)*	*(Note 12)*	
Proceeds from disposal of unlisted investment	44,404					44,404
Interest received	10,436	597		(3,893)		7,140
Dividends received from listed investments	1,807					1,807
Dividends received from associated companies	—				12,764	12,764
Dividends received from jointly controlled entities	3,223			(3,223)		—
Net cash from investing activities	230,696					489,271
Cash flows from financing activities						
Issue of new shares	4,940					4,940
Issue costs for convertible bonds	(16,348)					(16,348)
Repayment by KWIH Group to KWCM Group	—				(70,000)	(70,000)
Repayment of loan from immediate holding company	—	(6,018)		6,018		—
Net increase in loans from minority shareholders	36,328			(13,842)		22,486
New long-term loans	2,299,816			(271,580)		2,028,236
Repayment of long-term loans	(274,460)			160,800		(113,660)
Capital element of finance lease payments	—	(84)		84		—
Decrease in short-term loans repayable after three months from date of advance	(140,851)	1,913		88,087		(50,851)
Dividends paid to shareholders	(40,757)			17,205	(17,205)	(40,757)
Dividends paid to minority interests	(5,292)			851	4,441	—
Net cash from financing activities	1,863,376					1,764,046
Increase in cash and bank balances	262,268					399,413
Cash and bank balances at beginning of year	517,065	19,675		(326,029)		210,711
Changes in exchange rates	1,973			(1,743)		230
Cash and bank balances at end of year	781,306					610,354

IV. NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

1 The adjustment reflects the assets and liabilities of the Galaxy Group as at 31 December 2004, as set out in the accountants' report on page 303 of the Circular.

2 The adjustment represents the elimination of the investment in Galaxy as follows:

(a) allotment and issue of 1,840,519,798 Consideration KWCM Shares credited as fully paid and the issue to the Vendors of HK$3,681,039,603 principal amount of FRNs, of which HK$1,137 million will be settled by cash out of the net proceeds of placing of 146,000,000 KWCM Shares on 21 April 2005, together with the estimated cost incurred of HK$18.5 million for the Acquisition;

(b) the revaluation surplus of HK$1,280,077,000 to the property for Galaxy StarWorld, held by the Galaxy Group based on the net book value of HK$319,923,000 at 31 December 2004 and a professional valuation of HK$1,600 million as of 31 March 2005, as set out in the property valuation report on pages 506 to 519;

(c) recognition of the right to operate casinos in Macau as intangible assets of HK$16,784,933,000, the fair value of which has been assessed with reference to the purchase consideration of Galaxy amounting to HK$18,800 million and the fair value of the remaining identifiable assets and liabilities of the Galaxy Group amounting to approximately HK$2,015 million;

(d) issue of 751,900 new shares of Galaxy on 3 February 2005 at par for cash, totalling HK$730,000,000 (as set in section III of the accountants' report on page 325, of which HK$195,009,000 was applied to repay the loan from Galaxy Resorts Limited); and

(e) recognition of the minority interest, being all the Galaxy A shares and 2.1% of the Galaxy B Shares not acquired by KWCM and its share of net assets of the Galaxy Group.

The 1,840,519,798 Consideration KWCM Shares are recorded at the agreed issue price of HK$8.00 per share for the purpose of preparation of the unaudited pro forma consolidated balance sheet. The existing and new HKFRS requires all the identifiable assets, including the right to operate casinos in Macau, and liabilities of the Galaxy Group be assessed at their fair values at the Completion date of the Acquisition. The accounting treatment for goodwill is further discussed in note 13 below.

3 The adjustment reflects the effect of the Disposal and therefore not consolidating the Enlarged KWCM Group, based on the unaudited pro forma financial information of the KWCM Group on pages 345 to 346.

4 The adjustment reflects the reversal of historical consolidation adjustment of HK$42,429,000 in relation to the KWCM Group and the dilution effect of the interest in KWCM following the issuing of the Consideration KWCM Shares upon Completion of

the Acquisition, with the interest in KWCM being classified as investment in associated companies and carried at the share of net assets of the Enlarged KWCM Group. As explained in note 13 below, any changes in the fair value of the Consideration KWCM Shares for accounting purposes and the identifiable assets and liabilities of the Galaxy Group will affect the consolidated net assets of the Enlarged KWCM Group and therefore the consolidated net assets of the Remaining KWIH Group.

5 The adjustment reflects the results of the Galaxy Group for the year ended 31 December 2004, based on the accountants' report set out on page 347. Since Galaxy commenced operations in July 2004, the results for the year therefore do not reflect a full year operation of the Galaxy Group.

6 The adjustment reflects the effects of the Acquisition as follows:

(a) the full year effect of the amortisation of HK$907,294,000 of the intangible assets as mentioned in note 2 above over the estimated useful lives of the remaining concession period of 18.5 years, using the straight line basis, in accordance with the existing and new HKFRS;

(b) the interest payable for the first twelve months under the FRNs of approximately HK$2,544 million according to the terms set out on page 568 based on the assumption that the net proceeds of approximately HK$1,137 million from the placing of 146,000,000 KWCM Shares on 21 April 2005 will be applied towards partial satisfaction of the Purchase Price at Completion; and

(c) the minority interest not acquired by KWCM, being 2.1% of the Galaxy B Shares, amounting to HK$17,527,000.

As explained in note 13 below, all identifiable intangible assets, the right to operate casinos in Macau and the computer software, of the Galaxy Group will be reassessed at the fair values at the Completion date of the Acquisition in conjunction with the fair value of the Consideration KWCM Shares. Any changes in the fair values will affect the amount of the amortisation charge.

The FRNs are redeemable at any time at the sole discretion of KWCM. Should KWCM exercise the right to early redeem any of the FRNs, the amount of interest payable under the FRNs may reduce.

7 The adjustment reflects the effect of the Disposal and therefore not consolidating the Enlarged KWCM Group, based on the unaudited pro forma financial information of the Enlarged KWCM Group on page 358, as a result of the dilution effect of the interest in KWCM following the issuing of the Consideration KWCM Shares upon Completion of the Acquisition.

8 The adjustment reflects the effects of the disposal as follows:

(a) the results of the Enlarged KWCM Group being classified under share of profits less losses of associated companies and the share of taxation charge in the profit and loss statement of the Remaining KWIH Group; and

(b) the profit arising from the deemed disposal amounting to HK$3,483,570,000, from the dilution of the interest in the Enlarged KWCM Group, representing the increase in the share of net asset after the Acquisition and the reversal of minority interest in KWCM.

As explained in note 6 above, any changes in the amortisation of the intangible assets of the Galaxy Group will affect the share of results of the Enlarged KWCM Group. Any changes in the consolidated net assets of the Enlarged KWCM Group, as explained in note 13 below, will affect this profit arising from the deemed disposal.

9 The adjustment reflects the cash flows of the Galaxy Group for the year ended 31 December 2004, based on the accountants' report set out on page 305. Since Galaxy commenced operations in July 2004, the cash flows for the year therefore do not reflect a full year operation of the Galaxy Group.

10 The adjustment reflects the interest payment under the FRNs of approximately HK$2,544 million as mentioned in note 6 above.

11 The adjustment reflects the effect of the Disposal and therefore not consolidating the Enlarged KWCM Group, based on the unaudited pro forma financial information of the Enlarged KWCM Group on pages 348 to 349, as a result of the dilution effect of the interest in KWCM following the issuing of the Consideration KWCM Shares upon Completion of the Acquisition.

12 The adjustment reflects the consolidation adjustments as a result of not consolidating the Enlarged KWCM Group.

13 The existing and new HKFRS requires the Consideration KWCM Shares be recorded in the financial statements at their fair values at the Completion date of the Acquisition and all the fair values of identifiable assets and liabilities (including intangible assets and contingent liabilities) be assessed at the Completion date of the Acquisition. Hence, any changes in their fair values will be assessed at the Completion date of the Acquisition and any changes in their fair values from those stated in notes 2 and 6 above will affect the unaudited pro forma consolidated balance sheet while those in note 8 above will affect the consolidated profit and loss statement. The difference between the cost of the Acquisition and the net attributable fair value of the identifiable assets, including the right to operate casinos in Macau, and liabilities so recognised will be accounted for as goodwill, or negative goodwill, if any, as the case may be. If the fair value of the Consideration KWCM Shares increased, the cost of the Acquisition would also increase, thereby resulting in goodwill (assuming that the fair values of the assets and liabilities of

the Galaxy Group remained the same as state in note 2(c) above). If the fair value of the Consideration KWCM Shares decreased, the cost of the Acquisition would also decrease, thereby resulting in a negative goodwill.

Any goodwill arising from the Acquisition will be recognised as an asset at cost, subject to annual impairment review in the subsequent years and any impairment will have to be recognised as an expense in the profit and loss statement in the year it arises. If the net fair value of all identifiable assets and liabilities (including intangible assets and contingent liabilities) exceeds the costs of Acquisition, the net fair value will have to be reassessed and any excess remaining will be credited to the profit and loss statement as "other revenues" in the year of the Acquisition after reassessment. As set out in the unaudited pro forma financial information, there is no goodwill arising from the Acquisition.

14 The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Accounting Standards ("new HKFRSs"), which are effective for accounting periods beginning on or after 1 January 2005. The KWIH Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004 on which the above unaudited pro forma financial information has been prepared. The KWIH Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position. Accordingly, these new HKFRSs might have a significant impact on the above unaudited pro forma financial information.

The following is a letter, prepared for the sole purpose of inclusion in this Circular, received from the independent reporting accountants, PricewaterhouseCoopers, Certified Public Accountants, Hong Kong.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong

30 June 2005

The Directors
K. Wah International Holdings Limited
29th Floor, K Wah Centre
191 Java Road
North Point
Hong Kong

Dear Sirs

We report on the unaudited pro forma financial information of K. Wah International Holdings Limited ("KWIH") and its subsidiary companies (the "KWIH Group") set out on pages 356 to 364 of the circular of KWIH dated 30 June 2005 (the "Circular"), in connection with the possible acquisition of 88.1% of the voting shares carrying 97.9% of the economic interest in Galaxy Casino, S.A. ("Galaxy") (the "Acquisition") by K. Wah Construction Materials Limited ("KWCM") and the resulting deemed disposal of 38.6% interest in KWCM (the "Disposal"). The unaudited pro forma financial information has been prepared by the Directors of KWIH, for illustrative purposes only, to provide information about how the Acquisition and the Disposal might have affected the relevant financial information in respect of the KWIH Group.

Responsibilities of Directors and Reporting Accountants

It is the responsibility solely of the Directors of KWIH to prepare the unaudited pro forma financial information in accordance with Rule 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules, on the unaudited pro forma financial information and to report our opinion solely to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work with reference to the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom, where applicable. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the historical financial information with the source documents, considering the evidence supporting the adjustments and discussing the unaudited pro forma financial information with the Directors of KWIH.

Our work does not constitute an audit or a review in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants and, accordingly, we do not express any such assurance on the unaudited pro forma financial information.

The unaudited pro forma financial information has been prepared on the bases set out on pages 361 to 364 for illustrative purposes only and, because of its nature, it may not be indicative of the financial position of the KWIH Group immediately after the Disposal, excluding KWCM and its subsidiaries (the "Remaining KWIH Group") at any future date, or the financial results and cash flows of the Remaining KWIH Group for any future periods.

Opinion

In our opinion:

(a) the unaudited pro forma financial information has been properly compiled by the Directors of KWIH on the basis stated;

(b) such basis is consistent with the accounting policies of the KWIH Group; and

(c) the adjustments are appropriate for the purposes of the unaudited pro forma financial information as disclosed pursuant to Rule 4.29(1) of the Listing Rules.

Yours faithfully
PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

The following are the texts of a letter, summary of valuation and valuation certificates, prepared for the purpose of incorporation in this circular received from Chesterton International Property Consultants Pte Ltd and Chesterton Petty Limited, independent property valuers, in connection with their valuation as at 31 March 2005 of the property interests of the Remaining KWIH Group referred to in it.

Chesterton
PETTY
卓德

International Property Consultants

Chesterton Petty Ltd
16/F CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

Tel 2840 1177
Fax 2840 0600

Chesterton
INTERNATIONAL

Chesterton International Property Consultants Pte Ltd

5 Temasek Boulevard #07-02 Suntec Tower Five
Singapore 038985
Tel: (65) 6221 8288 Fax: (65) 6225 7537
http://www.chesterton.sg
Business Reg No. 198404370K

The Directors
K. Wah International Holdings Limited
29/F K. Wah Centre
191 Java Road
North Point
Hong Kong

Date: 30 June 2005

Dear Sirs,

RE: PORTFOLIO VALUATION FOR K. WAH INTERNATIONAL HOLDINGS LIMITED
1) 15 APARTMENT UNITS AT 180A BENCOOLEN STREET
2) 66 OFFICE UNITS AND 80 CARPARK LOTS AT 171 CHIN SWEE ROAD

We refer to your instruction for us to carry out a valuation of the above property interests held by the group comprised of K. Wah International Holdings Limited ("KWIH") and its subsidiaries excluding K. Wah Construction Materials Limited and its subsidiaries (the "Remaining KWIH Group") in Singapore, details of which are set out in the attached valuation certificates. We confirm that we have made relevant investigations and enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the market values of the individual property interests as at 31 March 2005 (the "date of valuation").

Our valuation is made on the basis of Market Value which is defined by the Singapore Institute of Surveyors and Valuers to mean "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion."

We have applied the definition of Market Value to each property interest independently. We have therefore ignored the potential effect of selling the portfolio at one time.

We have valued the property interests by making reference to comparable sales evidences as available in the market, and by the income method where appropriate.

Our valuation has been made on the assumption that the owner sells the properties on the open market without the benefit of any deferred terms contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to increase the values of the properties.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on the properties nor for any expenses or taxation which may be incurred in effecting sale. Unless otherwise stated, it is assumed that the properties were free from encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

We have caused searches to be made at the Singapore Land Authority, however, we have not searched the original documents to verify ownership or to ascertain the existence of any amendments which might not appear on the copies handed to us.

We have relied to a considerable extent on information given by you, in particular in respect of matters such as interests attributable to the Remaining KWIH Group, statutory notices, easements, tenancies, development scheme, site and floor areas and floor plans. No on-site measurement has been taken. Dimensions, measurements and areas included in the valuation certificates are based on the information we obtained from the relevant public authorities.

We have inspected the properties to such extent as for the purpose of this valuation. In the course of our inspection, we did not notice any serious defects. However, we have not carried out any structural survey nor any tests were made on the building services. Therefore, we are not able to report whether the properties are free of rot, infestation or any other structural defects.

Our valuation normally includes all plant and machinery that form part of the building services installations. However, process plant, machinery and equipment which may have been installed wholly in connection with the occupiers' industrial or commercial processes, together with furniture and furnishings, tenants' fixtures and fittings are excluded.

The exchange rate adopted in our valuation is S$1 = HK$4.6 and there has been no significant fluctuation in that exchange rate between the date of valuation and the date of this letter.

In valuing the property interests, we have complied with all the requirements contained in Chapter 5 of the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited, the "Hong Kong Guidance Notes on the Valuation of Property Assets" published by The Royal Institution of Chartered Surveyors (Hong Kong Branch) and The Hong Kong Institute of Surveyors.

We enclose herewith a summary of valuation and our valuation certificates.

Yours faithfully,

For and on behalf of	For and on behalf of
Chesterton Petty Limited	**Chesterton International Property Consultants Pte Ltd**
Alnwick C H Chan	**Chng Shih Hian**
MRICS MHKIS RPS(GP)	*Senior Executive Director*
Executive Director	*Valuation & Advisory Services*

Note: Mr Chng Shih Hian is a Licensed Appraiser (Land & Buildings) accredited by The Inland Revenue Authority of Singapore (IRAS) & a Member of Singapore Institute of Surveyors & Valuers. He has over 15 years valuation experience in Singapore and in the region.

SUMMARY OF VALUATION

	Property interest held by the Remaining KWIH Group for Investment in Singapore	Capital value in the existing state as at 31 March 2005
1.	15 apartment units 180A Bencoolen Street Singapore	S$9,100,000 (approximately HK$41,860,000)
2.	66 office units and 80 carpark lots 171 Chin Swee Road Singapore	S$25,671,000 (approximately HK$118,086,600) S$1,400,000 (approximately HK$6,440,000)
		S$36,171,000 (equivalent to approximately HK$166,386,600)

VALUATION CERTIFICATE

	Property	Description and tenure	Details of occupancy	Capital value in the existing state as at 31 March 2005
1.	15 apartment units located in a 19-storey residential block within a mixed development at 180A Bencoolen Street, Singapore 189647, known as The Bencoolen.	The tenure of the subject properties is leasehold for 99 years with effect from 24 June 1995. The total strata floor area of the 15 residential units is about 1,280 square metres (13,778 square feet). The breakdown in strata floor areas is:	The properties are tenanted as at the date of inspection on 28 March 2005. There were no changes to the situations of the properties from the date of inspection on 28 March 2005 to 31 March 2005. Details of the occupancy status of the properties are described in Schedule I hereto. The total gross rental for the tenanted units is S$37,700 (equivalent to approximately HK$173,420) per month.	The aggregate market value of the units is S$9,100,000 (approximately HK$41,860,000)

Unit *Nos*	**Strata Floor Area** *(sq. m.)*
#05-07	97
#06-06	82
#07-05	82
#07-06	82
#08-05	82
#08-06	82
#09-05	89
#09-06	89
#11-06	82
#13-05	89
#13-06	89
#14-06	82
#17-06	89
#19-05	82
#19-06	82
Total	1,280

The units are 2-bedroom apartments except for unit #05-07, which is a 3-bedroom apartment.

The age of the properties is about 6 years.

The properties are held for investment.

Notes:

1. The registered owner of the properties is Top Ridge Management Limited.

2. Top Ridge Management Limited is a wholly-owned subsidiary of KWIH.

3. The properties are zoned "Commercial and Residential" in the 2003 Master Plan.

VALUATION CERTIFICATE

	Property	Description and tenure	Details of occupancy	Capital value in the existing state as at 31 March 2005
2.	66 office units and 80 carpark lots located within a 12-storey commercial building at 171 Chin Swee Road Singapore 169877, known as San Centre.	The tenure of the subject properties is leasehold for 99 years with effect from 2 June 1969. The age of the properties is about 30 to 35 years and the properties were refurbished about 14 years ago. The properties are held for investment. The total strata floor area of the 66 office units is about 5,747 square metres (61,860 square feet). The strata floor area of the carpark lots is about 2,311 square metres (24,875 square feet). The breakdown in strata floor areas of the office units (in sq.m.) is: #01-01 32 #01-02 92 #02-01 122 #02-02 188 #02-03 62 #02-04 46 #02-05 69 #02-06 60 #02-07 58 #02-08 59 #02-09 171 #02-10 76 #02-11 76 #02-12 76 #02-13 79 #02-14 47 #03-01 191 #03-02 132 #03-03 58 #03-04 59 #03-05 152 #03-06 76 #03-07 76 #03-08 76 #03-09 79	The office units are variously owner-occupied, tenanted or vacant. The total floor area of the owner-occupied office units is 124 sq.m. Details of the occupancy status of the properties are described in Schedule II hereto.	The aggregate market value of the 66 office units is S$25,671,000 (approximately HK$118,086,600) The aggregate market value of the 80 carpark lots is S$1,400,000 (approximately HK$6,440,000)

Property	Description and tenure		Details of occupancy	Capital value in the existing state as at 31 March 2005
	#03-10	47		
	#04-01	191		
	#04-02	132		
	#04-03	58		
	#04-04	59		
	#09-01	134		
	#09-02	131		
	#09-03	58		
	#09-04	59		
	#09-05	131		
	#09-06	59		
	#09-07	59		
	#09-08	59		
	#09-09	72		
	#10-01	134		
	#10-02	131		
	#10-03	58		
	#10-04	59		
	#10-05	131		
	#10-06	59		
	#10-07	59		
	#10-08	59		
	#10-09	72		
	#11-01	134		
	#11-02	131		
	#11-03	58		
	#11-04	59		
	#11-05	131		
	#11-06	59		
	#11-07	59		
	#11-08	59		
	#11-09	72		
	#12-01	134		
	#12-02	131		
	#12-03	58		
	#12-04	59		
	#12-05	131		
	#12-06	59		
	#12-07	59		
	#12-08	59		
	#12-09	72		

Notes:

1. The registered owner of the properties is Chinapex Company Limited.

2. Chinapex Company Limited is a wholly-owned subsidiary of KWIH.

3. The properties are zoned as "Commercial" in the 2003 Master Plan.

Schedule I

TOP RIDGE MANAGEMENT LIMITED
180A BENCOOLEN STREET

TENANCY REPORT
AS AT MARCH 2005

UNIT NO	NAME OF TENANT	OCCUPANT NAME	AREA	NET (S$)	MAINT FEE (S$)	FURN & FTG (S$)	SEASON CARPARK (S$)	MAID SERVICE (S$)	GROSS (S$)	RENTAL DEPOSIT (S$)	PERIOD OF TENANCY
#05-07	Carrier International Corporation	Ms Chang Shu Ling	1,044	1,750	300	1,150			3,200	6,400	20.03.04–28.06.05
#06-06	Akebono Corporation Asia Pte Ltd	Mr Kiyoshi Igarashi	883	1,700	250	750			2,700	5,400	25.06.03–24.06.05
#07-05	DHL Express (Singapore) Pte Ltd	Mr Wade Britt	883	1,500	250	850		250	2,850	5,700	01.11.03–31.10.05
#07-06	Robm Electroncis Asia Pte Ltd	Mr Kenichi Hisamoto	883	1,560	250	690	100		2,600	5,200	07.06.04–15.06.05
#08-05	Kokusai Electric Asia Pacific Co Ltd	Mr Higashida Masanobu	883	1,680	250	970			2,900	5,800	18.01.05 17.01-07
#08-06	**Vacant with wef 4 Dec 2004**		883								
#09-05	Hitachi Semiconductor Singapore Pte Ltd	Mr Fujiki Daisuke	958	1,350	250	1,300			2,900	5,800	01.11.04–31.10-06
#09-06	NYK Line (Asia) Pte Ltd	Mr Keiichi Saeki	958	1,640	250	1,010		250	3,150	6,300	01.12.03–30.11-05
#11-06	Hitachi Ksaei Shoji Co Ltd	Mr Yoshiike Hiroyuki	883	1,700	250	750			2,700	5,400	13.09.03–12.09.05
#13-05	Macquarie Corporate Tele P L	Mr Mark Alistair	958	1,900	250	750			2,900	5,800	09.03.04–08.09.05
#13-06	Siemens Pte Ltd	Mr Willam Rosburg	958	1,800	250	950			3,000	6,000	09.10.04-08.10-06
#14-06	***Vacant with effect from 4 Feb 2005***		883								
#17-06	Toagosei Asia Pte Ltd	Mr Hiromi Eguchi	958	1,800	250	750	100		2,900	5,800	20.03.04–19.03-06
#19-05	Yamaha Motor Asia Pte Ltd	Mr Tetsuo Kondo	883	1,400	250	1,250	100		3,000	6,000	22.11.03–21.11-05
#19-06	Hitachi Semiconductor Singapore Pte Ltd	Mr Uchida Norihiro	883	1,450	250	1,200			2,900	5,800	19.10.04–18.10.05
		Total	13,781	21,230	3,300	12,370	300	500	37,700	75,400	
		(Approximately HK$)		97,658	15,180	56,902	1,380	2,300	173,420	346,840	

Schedule II

CHINAPEX COMPANY LIMITED

TENANCY REPORT— SAN CENTRE

AS AT MARCH 2005

		FLOOR AREA			MONTHLY BILLING INCL GST						
UNIT NO	NAME OF TENANT	M²	FT²	PSF	NET (S$)	M/FEE (S$)	GROSS (S$)	GST (S$)	TOTAL (S$)	RENTAL DEPOSIT (S$)	PERIOD OF TENANCY
#01-01	Owner — Occupied	32	345								
#01-02	Owner — Occupied	92	990								
#02-01	E & D Int'l logistics Services P L	122	1,313	2.00	1,741.75	884.25	2,626.00	131.30	2,757.30	7,878.00	01/11/04–31/01/2006
#02-02	**** Vacant **** wef 1 Oct 2000	188	2,024								
#02-03	**** Vacant **** wef 1 Oct 2004	62	667								
#02-04	TCP Asia Pacific	46	495	2.00	659.25	330.75	990.00	49.50	1,039.50	1,980.00	01/02/05–31/01/2007
#02-05	**** Vacant **** wef 1 May 2002	69	743								
#02-06	**** Vacant **** wef 1 Mar 2003	59	635								
#02-07	**** Vacant **** wef 1 Mar 2003	59	635								
#02-08	**** Vacant **** wef 1 July 2003	59	635								
#02-09	**** Vacant **** wef 1 Dec 2001	171	1,841								
#02-10	**** Vacant **** wef 1 Dec 2001	76	818								
#02-11	**** Vacant **** wef 1 July 2003	76	818								
#02-12	**** Vacant **** wef 1 July 2003	76	818								
#02-13	**** Vacant **** wef 1 Mar 2002	79	850								
#02-14	Pla Matals (Singapore) Pte Ltd	47	506	2.50	927.50	337.50	1,265.00	63.25	1,328.25	3,795.00	20/05/04–19/05/2006
#02-04	**2 months deposit**										
#03-01	M + R forwarding Pte Ltd	191	2,056	2.00	2,728.25	1,383.75	4,112.00	205.60	4,317.60	8,224.00	15/10/04–14/10/2006
#03-02	P.C.A.S Private Limited	132	1,421	2.40	2,458.65	951.75	3,410.40	170.52	3,580.92	10,231.20	22/10/04–21/10/2005
#03-03	Tekken Corporation	58	624	2.20	954.30	418.50	1,372.80	68.64	1,441.44	4,118.40	01/07/04–30/06/2005
#03-04	**** Vacant **** wef 11 Nov 2003	59	635								
#03-05	Swiber Offshore Pte Ltd	152	1,636	2.10	2,335.35	1,100.25	3,435.60	171.78	3,607.38	6,871.20	15/12/04–14/12/2006
#03-06	**** Vacant **** wef 16 Sep 2004	76	818								
#03-07	Global Alliance Recruitment Pte Ltd	76	818	2.10	1,164.30	553.50	1,717.80	85.89	1,803.69	5,153.40	01/03/05–28/02/2007
#03-08	Global Utility Development Co Ltd	76	818	2.50	1,532.50	512.50	2,045.00	102.25	2,147.25	4,090.00	15/09/04–14/09/2005
#03-09	Ensign Freight Pte Ltd	79	850	2.50	1,593.75	531.25	2,125.00	106.25	2,231.25	6,375.00	08/01/05–07/01/2006
#03-10	ie IDEAS Pte Ltd	47	506	2.50	927.50	337.50	1,265.00	63.25	1,328.25	3,795.00	01/01/04–31/12/2005
#04-01	Rohlig International (s) Pte Ltd	191	2,056	2.40	3,550.65	1,383.75	4,934.40	246.72	5,181.12	14,803.20	01/08/04–31/07/2006
#04-02	Coastline Maritime Pte Ltd	132	1,421	2.50	2,600.75	951.75	3,552.50	177.63	3,730.13	10,657.50	01/07/04–30/06/2006
#04-03	Compass Holdings Pte Ltd	58	624	2.00	829.50	418.50	1,248.00	62.40	1,310.40	2,496.00	01/09/04–31/08/2006
#04-04	Logic China Investment & Trading Services Pte Ltd	59	635	2.50	1,162.25	425.25	1,587.50	79.38	1,666.88	4,762.50	22/1/05–21/01/2006
#03-01	**2 months deposit**										
#03-05	**2 months deposit**										
#03-08	**2 months deposit**										
#04-03	**2 months deposit**										
#09-01/04	**** Vacant **** wef 1 Oct 2004	382	4,112								
#09-05	Educational Resources Pte Ltd	131	1,410	2.50	2,573.25	951.75	3,525.00	176.25	3,701.25	10,575.00	15/11/04–14/11/2005
#09-06	**** Vacant **** wef 1 Jan 2005	59	635								
#09-07	PM Advisory & Associates	59	635	2.50	1,193.75	393.75	1,587.50	79.38	1,666.88	3,175.00	01/01/05–30/06/2005
#09-08	Multi Sources Pte Ltd	59	635	2.50	1,162.25	425.25	1,587.50	79.38	1,666.88	3,175.00	01/12/04–30/11/2006
#09-09	Lee & Tan Advocates & Solicitor	72	775	2.50	1,417.75	519.75	1,937.50	96.88	2,034.38	5,812.50	01/09/04–31/08/2006
#10-01	Taisei Corporation	134	1,443	2.60	2,851.80	900.00	3,751.80	187.59	3,939.39	11,255.40	01/07/03–30/06/2005
#10-02/03	VLK Traders (s) Pte Ltd	189	2,034	2.70	4,324.55	1,167.25	5,491.80	274.59	5,766.39	16,475.40	01/07/02–30/06/2005
#10-04	**** Vacant **** wef 15 Oct 2004	59	635								
#10-05	Sanko Progress Corporation	131	1,410	3.00	3,419.25	810.75	4,230.00	211.50	4,441.50	12,690.00	01/01/05–30/06/2005

UNIT NO	NAME OF TENANT	FLOOR AREA M²	FT²	PSF	MONTHLY BILLING INCL GST NET (S$)	M/FEE (S$)	GROSS (S$)	GST (S$)	TOTAL (S$)	RENTAL DEPOSIT (S$)	PERIOD OF TENANCY
#10-06	Philip Loh Hai Fee	59	635	2.50	1,193.75	393.75	1,587.50	79.38	1,666.88	4,762.50	01/07/04–31/07/2005
#10-07	Espansione Sales Pte Ltd	59	635	2.50	1,225.25	362.25	1,587.50	79.38	1,666.88	4,762.50	01/04/04–31/03/2006
#10-08/09	Rockwood Specialities (Singapore) Pte Ltd	131	1,410	2.50	2,580.00	945.00	3,525.00	176.25	3,701.25	10,575.00	01/12/04–30/11/2006
Note:	**#09-07 — 2 mths rental deposit** **#09-08 — 2 mths rental deposit**										
#11-01/02	Brunei International S E A Pte Ltd	265	2,853	2.50	5,280.75	1,851.75	7,132.50	356.63	7,489.13	21,397.50	01/04/05–31/03/2006
#11-03	Shoei Universal Corporation	58	624	2.50	1,141.50	418.50	1,560.00	78.00	1,638.00	4,680.00	01/04/05–31/03/2007
#11-04	Andritz Singapore Pte Ltd	59	635	2.80	1,384.25	393.75	1,778.00	88.90	1,866.90	5,334.00	01/04/04–31/03/2006
#11-05	Blair International Singapore P L	131	1,410	2.40	2,432.25	951.75	3,384.00	169.20	3,553.20	10,152.00	01/03/05–28/02/2008
#11-06	Zhong Yang Resources Pte Ltd	59	635	2.40	1,098.75	425.25	1,524.00	76.20	1,600.20	3,048.00	01/11/04–31/10/2006 2 mths
#11-07	**Vacant wef 16 April 2005**	**59**	**635**								
#11-08	**Vacant wef 1 June 2005**	59	635								
#11-09	Genoyer SA	72	775	2.45	1,379.00	519.75	1,898.75	94.94	1,993.69	5,696.25	22/12/04–21/12/2005
#12-01/04	Fuji Electric FA Singapore Private Ltd	382	4,112	2.40	7,306.30	2,562.50	9,868.80	493.44	10,362.24	29,606.40	01/04/04–31/03/2006
#12-05	Draka NK Cables (Asia) Pte Ltd	131	1,410	2.40	2,432.25	951.75	3,384.00	169.20	3,553.20	10,152.00	01/12/04–30/11/2006
#12-06	Lee Ah Lek practising under A.L. Lee & Co	59	635	2.50	1,162.25	425.25	1,587.50	79.38	1,666.88	4,762.50	01/04/05–31/03/2006
#12-07	Trifleet Leasing (Asia) Pte Ltd	59	635	2.65	1,257.50	425.25	1,682.75	84.14	1,766.89	5,048.25	01/09/04–31/08/2005
#12-08/09	Ching Chiak Yong (Ching & Co)	131	1,410	2.50	2,580.00	945.00	3,525.00	176.25	3,701.25	10,575.00	01/07/04–30/06/2006
	#11-06 — 2 months deposit **#11-07 — 2 months deposit**										
	Total	5,747	61,860		74,562.65	27,260.75	101,823.40	5,091.17	106,914.57	288,940.60	
	(Approximately HK$)				342,988	125,399	468,388	23,419	491,807	1,329,127	

The following are the texts of a letter, summary of values and valuation certificates prepared for the purpose of incorporation in this circular received from CB Richard Ellis Limited, independent property valuers, in connection with their valuation as at 31 March 2005 of the property interests of the Remaining KWIH Group referred to in it.

CBRE
CB RICHARD ELLIS
世邦魏理仕

Suite 3401 Central Plaza
18 Harbour Road
Wanchai, Hong Kong
T 852 2820 2800
F 852 2810 0830

香港灣仔港灣道十八號中環廣場三四零一室
電話852 2820 2800 傳真 852 2810 0830

www.cbre.com.hk

地產代理（公司）牌照號碼
Estate Agent's Licence No. C-004065

The Directors
K. Wah International Holdings Limited
29/F K. Wah Centre
191 Java Road
North Point
Hong Kong

Date: 30 June 2005

Dear Sirs,

RE: PORTFOLIO VALUATION FOR K. WAH INTERNATIONAL HOLDINGS LIMITED

We refer to your instruction for us to carry out a valuation of the property interests held by the group comprised of K. Wah International Holdings Limited ("KWIH") and its subsidiaries excluding K. Wah Construction Materials Limited and its subsidiaries (the "Remaining KWIH Group") in Hong Kong and Japan, details of which are set out in the attached valuation certificates. We confirm that we have made relevant investigations and enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the market values of the individual property interests as at 31 March 2005 (the "date of valuation").

In valuing the property interests of the Remaining KWIH Group, we have complied with all the requirements contained in Chapter 5 of the Rules Governing the Listing of Securities (the "Exchange Listing Rules") issued by the Stock Exchange of Hong Kong Limited and the HKIS Valuation Standards on Properties (1st Edition) published by the Hong Kong Institute of Surveyors ("HKIS").

Our valuation is made on the basis of Market Value which is defined by the HKIS to mean "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion."

We have applied the definition of Market Value to each property interest independently. We have therefore ignored the potential effect of selling the portfolio at one time.

In valuing the property interests in Group I, which are held by the Remaining KWIH Group for sale, we have valued the property interests by making reference to comparable sales evidences as available in the market.

In valuing the property interests in Group II, which are held by the Remaining KWIH Group for development, we have valued the land by direct comparison approach and taking into account the construction cost and associated cost incurred.

The property interest in Group III, which is rented by the Remaining KWIH Group in Japan, has no commercial value mainly due to the short term nature of the tenancy, prohibition against assignment or the lack of substantial profit rent.

Our valuation has been made on the assumption that the owner sells the properties on the open market without the benefit of any deferred terms contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to increase the values of the properties.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on the properties nor for any expenses or taxation which may be incurred in effecting sale. Unless otherwise stated, it is assumed that the properties were free from encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

We have caused search to be made at the Land Registry, however, we have not searched the original documents to verify ownership or to ascertain the existence of any amendments which might not appear on the copies handed to us.

We have relied to a considerable extent on information given by you, in particular in respect of matters such as interests attributable to the Remaining KWIH Group, statutory notices, easements, tenancies, development scheme, site and floor areas, floor plans and other relevant matters. No on-site measurement has been taken. Dimensions, measurements and areas included in the valuation certificates are based on our measurements taken from plans and therefore are only approximations.

We have inspected the properties to such extent as for the purpose of this valuation. In the course of our inspection, we did not notice any serious defects. However, we have not carried out any structural survey nor any tests were made on the building services. Therefore, we are not able to report whether the properties are free of rot, infestation or any other structural defects.

Our valuation normally includes all plant and machinery that form part of the building services installations. However, process plant, machinery and equipment which may have been installed wholly in connection with the occupiers' industrial or commercial processes, together with furniture and furnishings, tenants' fixtures and fittings are excluded.

The property interest in Japan has been valued in Japan Yen ("JPY") and such valuation has been translated in to Hong Kong Dollars at the rate of exchange prevailing at the date of valuation at JPY1.0 to HK$0.07254 and there has been no significant fluctuation in that exchange rate between the date of valuation and the date of this letter.

We enclose herewith a summary of values and our valuation certificates.

Yours faithfully,
For and on behalf of
CB Richard Ellis Limited
Harry C. W. Chan *MHKIS MRICS RPS(GP)*
Director
Valuation & Advisory Services

Note: Mr. Harry Chan is a Registered Professional Surveyor (General Practice), a member of the Hong Kong Institute of Surveyors and a member of Royal Institution of Chartered Surveyors. He has over 13 years valuation experience in Hong Kong and about 5 years valuation experience in Japan.

CB Richard Ellis Limited has about 20 years experience in valuing properties in Japan.

SUMMARY OF VALUES

	Property	Capital value in the existing state as at 31 March 2005
	Group I — Property interests held by the Remaining KWIH Group for sale	
1.	Unit B, 41/F, Private Car Parking Spaces No. 25 on 2nd Floor, Nos. 83, 84 and 94 on 5th Floor and Motor Cycle Parking Spaces Nos. M1 to M7 on 2nd Floor The Palace, No. 83 Broadcast Drive Kowloon Tong, Kowloon, Hong Kong	HK$26,690,000
2.	178 Carparking Spaces on Ground Floor, 2nd Floor, 3rd Floor and 5th Floor and 18 Motorcycle Parking Spaces on Ground Floor, 2nd Floor, 3rd Floor and 5th Floor La Costa, No. 8 Po Tai Street Ma On Shan, Shatin, New Territories Hong Kong	HK$40,160,000
3.	Car Parking Spaces No. 3 on Ground Floor, Nos. 2 to 5 on 1st Floor and two Motorcycle Parking Spaces on 1st Floor and 2nd Floor, Le Cachet No. 69 Sing Woo Road Happy Valley, Hong Kong	HK$2,160,000
4.	Private Car Parking Spaces No. 2 on Ground Floor, Nos. 41 to 48 on 5th Floor and Motor Cycle Parking Spaces M1 to M5 on Ground Floor, The Montebello No. 155 Argyle Street, Kowloon Hong Kong	HK$2,720,000
	Subtotal of Group I:	**HK$71,730,000**

Property	Capital value in the existing state as at 31 March 2005
Group II — Property interests held by the Remaining KWIH Group for development	
5. Development Site in Sha Tin Area 39 Tung Lo Wan Hill Road Sha Tin, New Territories (Sha Tin Town Lot No. 510) Hong Kong	HK$1,313,000,000
6. Two Parcels of Land in Tung Lo Wan Hill and Reserved Areas of Mantex Villa Tung Lo Wan Hill Shatin, New Territories Hong Kong	HK$28,000,000
Subtotal of Group II:	**HK$1,341,000,000**
Group III — Property interests rented by the Remaining KWIH Group	
7. 2nd Floor Jimbochou NK Building 2-7-3 Kanda-Jimbochou, Chiyoda-ku Tokyo Japan	No commercial value
Subtotal of Group III:	**No commercial value**
Grand Total:	**HK$1,412,730,000**

VALUATION CERTIFICATE

Group I — Property interests held by the Remaining KWIH Group for sale

	Property	Description and tenure	Details of occupancy	Capital value in the existing state as at 31 March 2005
1.	Unit B, 41st Floor, Private Car Parking Spaces No. 25 on 2nd Floor, Nos. 83, 84 and 94 on 5th Floor and Motor Cycle Parking Spaces Nos. M1 to M7 on 2nd Floor, The Palace, No. 83 Broadcast Drive, Kowloon Tong, Kowloon 228/23616 equal undivided share of and in New Kowloon Inland Lot No. 6276	The property comprises a residential unit, four carparking spaces and seven motorcycle parking spaces in a 37-storey luxury residential development. The development comprises a 33-storey apartment tower above a 4-storey club house/ carpark podium and was completed in 2002. The gross floor area of the residential unit of the property is about 213.68 square metres (2,300 square feet). The saleable area of the residential unit is 166.30 square metres (1,790 square feet). The property is held under the Conditions of Sale No. 12531 for a term of 50 years commencing on 20 April 1999. The annual Government rent is 3% of the rateable value.	The property is currently vacant.	HK$26,690,000

Notes:

1. The registered owner of the property is Netrich Limited under Conditions of Sale No. 12531 of the NKIL 6276.

2. Netrich Limited is a wholly-owned subsidiary of KWIH.

3. The property is situated in an area designated as "Residential (Group C)" uses under the current Kowloon Tong Outline Zoning Plan No. S/K18/11.

4. The property is subject to a Deed of Mutual Covenant incorporating Management Agreement registered in the Land Registry under Memorial No. UB8909813 dated 15 March 2003.

VALUATION CERTIFICATE

	Property	Description and tenure	Details of occupancy	Capital value in the existing state as at 31 March 2005
2.	178 Carparking Spaces on Ground Floor, 2nd Floor, 3rd Floor and 5th Floor and 18 Motor Cycle Parking Spaces on Ground Floor, 2nd Floor, 3rd Floor and 5th Floor, La Costa, No. 8 Po Tai Street, Shatin, New Territories. 1780/40264 plus certain equal undivided share of and in Sha Tin Town Lot No. 483	The property comprises 178 carparking spaces and 18 motorcycle parking spaces in a 4-storey carpark complex within a residential development. The subject development comprises two 32-storey residential blocks and a 4-storey carpark complex and was completed in 2004. The property is held under New Grant No. 13105 commencing from 19 February 2001 for 50 years. The annual Government rent is 3% of rateable value.	The property is currently vacant and is for carparking use.	HK$40,160,000

Notes:

1. The registered owner of the property is Perfect Development Limited under New Grant No. 13105 of the STTL No. 483.

2. Perfect Development Limited is a wholly-owned subsidiary of KWIH.

3. The detail of 178 carparking spaces and 18 motorcycle parking spaces of the property is listed below:

Parking	Floor	Parking Spaces Nos.	Total Number of Spaces
Private Carpark	G/F	2, 11, 13, 15, 19, 37-54, 57-58, 60-62, 64-75	40
	2/F	1-12, 14-16, 20-22, 24-25, 30-59, 61-62, 64-65, 67-68, 71-84	69
	3/F	1-4, 6, 9, 15, 21, 24-25, 38, 40-47, 49-59, 61-69, 74-94	60
	5/F	1-2, 44, 47, 87, 91-94	9
Motorcycle	G/F	M1-M15	15
	2/F	M1	1
	3/F	M1	1
	5/F	M1	1

4. The property is subject to a Deed of Mutual Covenant incorporating Management Agreement registered in the Land Registry under Memorial No. ST1362591 dated 27 March 2004.

5. The property is situated in an area designated as "Residential (Group B)2" uses under the current Ma On Shan Outline Zoning Plan No. S/MOS/10.

VALUATION CERTIFICATE

	Property	Description and tenure	Details of occupancy	Capital value in the existing state as at 31 March 2005
3.	Car Parking Spaces No. 3 on Ground Floor, Nos. 2 to 5 on 1st Floor and two Motorcycle Parking Spaces on 1st Floor and 2nd Floor, Le Cachet, No. 69 Sing Woo Road, Happy Valley, Hong Kong. 34/4444 equal undivided share of and in the Remaining Portion of Section A of Inland Lot Nos. 2644 and 2645, Remaining Portion of 2644, 2645, 2646, 2647, 2649, 2650 and 2651 and Inland Lot No. 2648	The property comprises five carparking spaces and two motorcycle parking spaces within a 31-storey residential development. The development comprises a 4-storey club house/carpark podium above which a 27-storey residential tower is erected. The development was completed in 2001. The property is held under Government Lease for a term of 75 years commencing from 1 August 1928 and renewable for another 75 years. The annual government rent for the property is in total $3740.	The property is currently vacant.	HK$2,160,000

Notes:

1. The registered owner of the property is Bright City Development Limited under Memorial No. UB7674605 dated 7 January 1999.

2. Bright City Development Limited is a wholly-owned subsidiary of KWIH.

3. The property is subject to a Deed of Mutual Covenant and Management Agreement and a Sub-Deed of Mutual Covenant registered in the Land Registry under respectively Memorial No. UB8405743 and UB8406593 both dated 19 May 2001.

4. The property is situated in an area designated as "Residential (Group A)" uses under the current Wong Nai Chung Outline Zoning Plan No. S/H7/11.

VALUATION CERTIFICATE

	Property	Description and tenure	Details of occupancy	Capital value in the existing state as at 31 March 2005
4.	Private Car Parking Spaces No. 2 on Ground Floor, Nos. 41 to 48 on 5th Floor and Motor Cycle Parking Spaces M1 to M5 on Ground Floor, The Montebello, No. 155 Argyle Street, Kowloon. 100/6318 equal and undivided share of and in Section A of Kowloon Inland Lot No. 4022	The property comprises 9 carparking spaces and 5 motorcycle parking spaces within a 28-storey residential development. The development comprises a 5-storey club house/carparking podium above which a 23-storey residential tower was erected and was completed in 2001. The property is held under Conditions of Sale No. 3807 for a term of 75 years commencing from 20 June 1938 and renewable for another 75 years. The annual Government rent for the subject lot is $123.91.	The property is currently vacant.	HK$2,720,000

Notes:

1. The registered owner of the property is Hero Plaza Limited under Memorial No. UB8480354 dated 15 August 2001.

2. Hero Plaza Limited is a wholly-owned subsidiary of KWIH.

3. The property is subject to a Deed of Mutual Covenant incorporating Management Agreement registered in the Land Registry under Memorial No. UB8472790 dated 31 July 2001.

4. The property is situated in an area designated as "Residential (Group B)" uses under the current Ma Tau Kok Outline Zoning Plan No. S/K20/11.

VALUATION CERTIFICATE

Group II — Property interests held by the Remaining KWIH Group for development

	Property	Description and tenure	Details of occupancy	Capital value in the existing state as at 31 March 2005
5.	Development Site in Sha Tin Area 39, Tung Lo Wan Hill Road, Shatin, New Territories. Sha Tin Town Lot No. 510	The property comprises a development site having a site area of about 10,626 square metres (114,378 square feet). The subject is for a proposed development comprising three 11-storey residential towers erected on a 3-storey club house/carparking podium plus one-storey carpark basement and 8 garden houses. The gross floor area of the proposed development is about 24,227 square metres (260,777 square feet). The carpark podium will accommodate a total of 114 carparking spaces (excluding carparking spaces in the houses). The proposed development is scheduled for completion in the first quarter of 2007. The property is held under New Grant No. 13187 for a term of 50 years commencing from 25 May 2004. The annual Government rent is 3% of the rateable value.	The property was undergoing site formation work during our recent site inspection.	HK$1,313,000,000

Notes:

1. The registered owner of the property is Orient Profit Limited under New Grant No. 13187 of the STTL 510.

2. Orient Profit Limited is a wholly-owned subsidiary of KWIH.

3. The property lies within a zone designated as "Residential (Group B)" uses under the current Sha Tin Outline Zoning Plan No. S/ST/18.

4. According to the Particulars and Conditions of Sale of New Grant No. 13187, the use and development of the property are governed by, inter alia, the following major terms and conditions:

User	:	Private residential purposes
Total Gross Floor Area	:	Not exceed 24,227 square metres
Building Height	:	Not exceed 82 metres above Hong Kong Principal Datum
Open Space	:	Not less than 940 square metres
Residential Parking Spaces	:	One space for every residential unit
Building Covenant	:	To be completed on or before 31 December 2008
Formation of Green Area	:	a) Lay and form those portions of future public roads shown coloured green on the plan annexed to the said Conditions of Sales; b) Provide, and construct such bridges, tunnels, over-passes, under-passes, culverts, viaducts, flyovers, pavements, roads as may require; and c) Provide and construct within the Green Area a lay-by for the loading and unloading of motor vehicles.

5. As advised by KWIH, the estimated construction cost budget for the development is about HK$339 million. The construction cost incurred up to the date of valuation is about HK$6,000,000.

6. The capital value of the development after completion is estimated as HK$2,051,000,000 by making reference to comparable sales evidences as available in the relevant market (direct comparison approach).

7. The property is subject to a Debenture Incorporating a Building Mortgage in favour of the Hongkong and Shanghai Banking Corporation Limited under Memorial No. ST1374560 dated 21 June 2004.

VALUATION CERTIFICATE

	Property	Description and tenure	Details of occupancy	Capital value in the existing state as at 31 March 2005
6.	Two Parcels of Land in Tung Lo Wan Hill, and Reserved Areas of Mantex Villa, Tung Lo Wan Hill, Sha Tin, New Territories Section A of Sub-section 1 of Section B of Lot No. 628, The Remaining Portion of Sub-section 1 of Section B of Lot No. 628, The Remaining Portion of Section A of Lot No. 667, Sub-section 4 of Section A of Lot No. 667 and The Remaining Portion of Lot No. 668 in Demarcation District No. 179 22/220 equal undivided share of and in Section A and Sub-section 1 of Section B of Lot No. 611, Section A and Section B of Lot No. 612 and Sub-section 5 of Section A of Lot No. 667 in Demarcation District No. 179	The property comprises two parcels of land situated on a hillslope and the reserved areas of a residential development. The total site area of the property is approximately 3,528.4 square metres (37,980 square feet). The two parcels of land of the property is held under New Grant Nos. 4391, 6283 and 6284 commencing from 1 July 1973 for the further term of 24 years less the last three days and has been extended by the New Territories Lease (Extension) Ordinance 1988 to 30 June 2047 whereas the reserved areas of the property are held under New Grant No. 3376, 3377 and 6283 commencing from 1 July 1973 for the further term of 24 years less the last three days and has been extended by the New Territories Lease (Extension) Ordinance 1988 to 30 June 2047. The annual Government rent for the lots is 3% of the rateable value.	A portion of the property is currently occupied by a swimming pool, open area, driveway and landings of a residential development whereas the remaining portion is vacant.	HK$28,000,000

Notes:

1. The registered owner of the Property registered in the Land Registry is New Fine Limited under Memorial No. 05033000520011 dated 28 February 2005.

2. New Fine Limited is a wholly-owned subsidiary of KWIH.

3. The reserved areas of the property are subject to a Deed of Mutual Covenant under Memorial No. ST660978 dated 30 December 1989.

4. The property lies within a zone designated as "Residential (Group B)" uses under the current Sha Tin Outline Zoning Plan No. S/ST/18.

5. One of the subject lots of the property which is currently occupied by a swimming pool is subject to a Deed of Grant of Rights under Memorial No. ST500581 dated 26 October 1989.

VALUATION CERTIFICATE

Group III — Property interests rented by the Remaining KWIH Group

	Property	Description and tenure	Details of occupancy	Capital value in the existing state as at 31 March 2005
7.	2nd Floor Jimbochou NK Building 2-7-3 Kanda-Jimbochou Chiyoda-ku Tokyo Japan	The property comprises an office unit on 2nd Floor of a 10-storey office/retail building. The gross floor area of the property is about 215.73 square metres (2,322 square feet) and the saleable area is about 184.38 square metres (1,985 square feet). The property is leased by Asahi Kohatsu Corporation for a term of two years commencing from 15 July 2001 renewable for another term of two years at a monthly rent of JPY747,318 exclusive of management fee and charges. No Government Rent is payable to the government under the land system in Japan.	The property is currently occupied by the Remaining KWIH Group for office uses.	No commercial value

Notes:

1. The registered owner of the property is Foundation Noma Bunka Zaidan.

2. We are advised that the registered owner of the property is a third party independent of the Remaining KWIH Group.

3. Asahi Kohatsu Corporation is a 75% owned subsidiary of KWIH.

4. The property is situated in Urbanization Promotion area of City Planning Area designated as Commercial Zone.

The following are the texts of a letter, summary of values and valuation certificates prepared for the purpose of incorporation in this circular received from Savills (Hong Kong) Limited, independent property valuers, in connection with their valuation as at 31 March 2005 of the property interests of the Remaining KWIH Group referred to in it.

savills
第一太平戴維斯

Valuation Department
DL: (852) 2801 6100
F: (852) 2530 0756

23/F Two Exchange Square
Central, Hong Kong

EA LICENCE: C-002450
T: (852) 2842 4400
savills.com

The Directors
K. Wah International Holdings Limited
29th Floor
K. Wah Centre
No. 191 Java Road
North Point
Hong Kong

Date: 30 June 2005

Dear Sirs,

RE: VALUATION OF VARIOUS PROPERTIES IN HONG KONG

In accordance with your instructions to value the property interests owned by the group comprised of K. Wah International Holdings Limited ("KWIH") and its subsidiaries excluding K. Wah Construction Materials Limited and its subsidiaries (the "Remaining KWIH Group") in Hong Kong, we confirm that we have made relevant enquires and obtained such information as we consider necessary for the purpose of providing you with our opinion of the open market values of the property interests as at **31 March 2005** ("the Valuation Date").

Our valuations are our opinion of the open market value of each of the properties concerned which we would define as intended to mean "the best price at which the sale of an interest in a property would be expected to have been completed unconditionally for cash consideration on the Valuation Date, assuming:

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

Our valuations have been made on the assumption that the owners sell the property interests on the open market without the effect of any deferred term contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to affect the values of the property interests. In addition, no account has been taken of any option or right of pre-emption concerning or affecting the sale of the property, and no allowance is made for the properties to be sold to a single party and/or as a portfolio or portfolios.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on the property or for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property is free from encumbrances, restrictions and outgoings of an onerous nature which could affect its value.

Our Valuations are prepared in accordance with the Guidance Notes on the Valuation of Property Assets published by the Hong Kong Institute of Surveyors, the relevant provisions of the Companies Ordinance and Chapter 5 of Listing Rules published by the Stock Exchange of Hong Kong.

Property interests are held and partly occupied by the Remaining KWIH Group, partly leased or vacant. The property interests that are vacant/occupied by the Remaining KWIH Group are valued on an open market basis assuming sale with the benefit of immediate vacant possession. The tenanted properties are valued by capitalization of the rental income with allowance made for outgoings and, in appropriate cases, provisions for reversionary income potential.

It is assumed that all applicable zoning and use regulations and restrictions have been complied with unless a non-conformity has been stated, defined and considered in valuation certificates. Moreover, it is assumed that the utilisation of the land and improvements is within the boundary of the site held by the owner or permitted to be occupied by the owner. In addition, no encroachment or trespass exits, unless noted in the valuation certificates.

All documents disclosed in certificates, if any, are for reference only and no responsibility is assumed for any legal matter concerning the legal title to the property interests set out in the certificates.

We have carried out title searches in respect of the properties in the relevant Land Registry in Hong Kong but have not verified the original title documents or ascertained the existence of any lease amendments which may not appear on the copies handed to us. All documents and leases have been used as reference only and all dimensions, measurements and areas included in the valuation certificates are based on information contained in the documents provided to us and are therefore only approximations. No on-site measurements have been taken.

Having examined all relevant documentation, we have relied to a considerable extent on the information provided by the Remaining KWIH Group and have accepted advice given by you to us on such matters as planning approvals or statutory notices, easements, tenure, occupation, lettings,

rentals, and site and floor areas. All documents have been used for reference only. Except otherwise stated, all dimensions, measurements and areas included in the valuation certificates are based on information contained in the document provided to us by the Remaining KWIH Group and are therefore approximate. We have had no reason to doubt the truth and accuracy of information provided to us by the Remaining KWIH Group. We have also been advised by the Remaining KWIH Group that no material facts have been omitted from the information to reach an informed view, and have no reason to suspect that any material information has been withheld.

We have inspected the exterior and, where possible the interior of the properties. In the course of our inspection, we did not note any serious defects. However, no structural survey has been made and we are therefore unable to report that the properties are free from rot, infestation or any other defects. No tests were carried out on any of the building services.

No allowance has been made in our valuations for any charges, mortgages or amounts owing on the properties or for any expenses or taxation which may be incurred in effecting a sale.

Unless otherwise stated, it is assumed that the properties are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

We enclose herewith our summary of values and valuation certificates.

Yours faithfully,
For and on behalf of
Savills (Hong Kong) Limited

Gilbert C H Chan *BSc, MHKIS, RPS(GP)*	**Franco P L Liu** *BSc(Hons), MHKIS*
Associate Director	*Associate Director*
Valuation and Consultancy	*Valuation and Consultancy*

Note: Both Mr Gilbert Chan and Mr Franco Liu are chartered surveyors with over 12 years and 9 years property valuation experience respectively in Hong Kong.

SUMMARY OF VALUES

Property Interests held by the Remaining KWIH Group for Investment Purposes

No.	Property	Open Market Value as at 31 March 2005 (HK$)
1.	The whole of the 28th to 30th Floors K. Wah Centre No. 191 Java Road North Point, Hong Kong	$127,570,000
2.	Skyline Commercial Centre No. 77 Wing Lok Street Sheung Wan, Hong Kong	$128,400,000
3.	The whole of the 1st to 3rd, 8th, 18th, 20th to 23rd and 26th to 28th and Penthouse Kingsfield Centre No. 18 Shell Street North Point, Hong Kong	$43,000,000
	Grand Total	**$298,970,000**

VALUATION CERTIFICATE

No.	Property	Description and Tenure	Particular of Occupancy	Capital Value in existing state as at 31 March 2005
1.	The whole of the 28th to 30th Floors, K. Wah Centre, No. 191 Java Road North Point, Hong Kong 6,300/88,800th parts or shares of and in Inland Lot No. 7359	The subject property comprises the whole of 28/F to 30/F in a 28-storey commercial building completed in 1991. The G/F to 1/F of K. Wah Centre are devoted to commercial use, car parking spaces are provided on 2/F to 4/F and the upper floors are office units. The total gross floor area of the property is approximately 35,000 sq.ft. (3,251.61 sq.m.). The breakdown gross floor area of constituent floors are as follows: **Floor** / **Gross Floor Area** *sq.ft.* / *sq.m.* 28/F 13,200 1,226.32 29/F 13,200 1,226.32 30F 8,600 798.97 Total 35,000 3,251.61 The property is held under a Government Lease for a term of 75 years from 3 December 1956 and is renewable for a further term of 75 years. The current Government Rent payable for the whole lot is in total HK$1,836 per annum.	Units 2802 to 2804 (in total approximately 311.78 sq.m.) are leased for a term of 2 years from 5 January 2004 to 4 January 2006 at a monthly rental of HK$40,272 (exclusives of management fee and Government rates), whilst the remaining areas of the property are occupied by the Remaining KWIH Group.	HK$127,570,000

Notes:

(i) The registered owner of the property is K. Wah Stones Company Limited (a wholly-owned subsidiary of KWIH) under Memorial No. UB5362427 dated 1 July 1992.

(ii) The following encumbrances are found registered against the property upon our recent title searches:

(a) Occupation Permit (No. H128/91) vide Memorial No. UB5269505 dated 27 November 1991;

(b) Mortgage in favour of The Hongkong and Shanghai Banking Corporation Limited vide Memorial No. UB5362428 dated 6 July 1992; and

(c) Certified Copy of Certificate of Incorporation on Change of Name in favour of K. Wah Management Services Limited vide Memorial No. UB8220607 dated 10 August 2000.

(iii) The subject property falls within an area zoned "Commercial" under the North Point (HPA 8) Outline Zoning Plan No. S/H8/19 dated 1 February 2005.

VALUATION CERTIFICATE

No.	Property	Description and Tenure	Particular of Occupancy	Capital Value in existing state as at 31 March 2005
2.	Skyline Commercial Centre, No. 77 Wing Lok Street, Sheung Wan Hong Kong The Remaining Portion of Marine Lot Nos. 127, 165, 166 and 167	The subject property comprises a 25-storey commercial/office building, known as Skyline Commercial Centre, erected on a site with a registered site area of approximately 256.88 sq.m. (2,765 sq.ft.). The building was completed in about 1997. Ground floor is designed for retail purpose whilst the upper floors are office units. The total gross floor area of the property is approximately 36,377 sq.ft. (3,379.54 sq.m.). The property is held under various Government leases which are subject to a common term of 981 years commencing on 26 December 1860. The current Government Rent payable for the subject property is in total HK$54,441 per annum.	A total gross floor area of approximately 32,909 sq.ft. (3,057.35 sq.m.) of the property is subject to various tenancies with the latest expiry date on 5 April 2007 at a total monthly rental of HK$393,698.20 (exclusive of management fee & Government Rates). The remaining areas of the property are vacant.	HK$128,400,000

Notes:

(i) The registered owner of the property is Origin World Limited (a wholly-owned subsidiary of KWIH) under Memorial No. UB6045799 dated 30 May 1997.

(ii) The subject property is subject to a Mortgage in favour of Fortis Bank Asia HK for all sums of money including general banking facilities vide Memorial No. UB8183747 dated 25 August 2000.

(iii) The subject property falls within an area zoned "Commercial/Residential" under the Sai Ying Pun and Sheung Wan (HPA 3) Outline Zoning Plan No. S/H3/20 dated 16 December 2003.

VALUATION CERTIFICATE

No.	Property	Description and Tenure	Particular of Occupancy	Capital Value in existing state as at 31 March 2005
3.	The whole of the 1st Floor and Flat Roof, 2nd to 3rd Floors, 8th Floor, 18th Floor, 20th to 23rd Floors and 26th to 28th Floors and Penthouse, Kingsfield Centre, No. 18 Shell Street, North Point, Hong Kong 549/1,106th parts or shares of and in The Remaining Portion and The Remaining Portion of Sub-Section 1 of Section Y of Inland Lot No. 2273	The subject property comprises the whole of 1–3/F, 8/F, 18/F, 20–23/F and 26–28/F and Penthouse in a 27-storey commercial building completed in 1995. G/F of Kingsfield Centre is devoted to commercial use and the upper floors are office units. The total gross floor area of the property is approximately 20,161 sq.ft. (1,873.02 sq.m.). The property is held under a government lease for a term of 75 years from 25 August 1919 and is renewable for a further term of 75 years.	A total gross floor area of approximately 16,876 sq.ft. (1,567.83 sq.m.) of the property is subject to various tenancies with the latest expiry date on 9 January 2007 at a total monthly rental of HK$141,394 (exclusive of rates & management fees). The remaining areas of the property are vacant.	HK$43,000,000

Notes:

(i) The registered owner of the property is Lucky Way Investment Limited (a wholly-owned subsidiary of KWIH) under Memorial No. UB5059627 dated 8 October 1991.

(ii) The following encumbrances are found registered against the subject property upon our recent title searches:

(a) Statutory Declaration of Philip K.H. Wong vide Memorial No. UB5936767 dated 3 March 1994; and

(b) Occupation Permit (No.H31/95) vide Memorial No. UB6296530 dated 16 May 1995.

(iii) The subject property falls within an area zoned "Commercial/Residential" under the North Point (HPA 8) Outline Zoning Plan No. S/H8/19 dated 1 February 2005.

The following are the texts of a letter, summary of values and valuation certificates prepared for the purpose of incorporation in this circular received from Knight Frank Hong Kong Limited, independent property valuers, in connection with their valuation as at 31 March 2005 of the property interests of the Remaining KWIH Group referred to in it.

Knight Frank
萊坊國際物業顧問
29/F Office Tower
Convention Plaza, 1 Harbour Road
Wanchai, Hong Kong
+852 2810 8123
+852 2845 0649 fax
www.knightfrank.com

The Directors
K. Wah International Holdings Limited
29th Floor, K. Wah Centre
No. 191 Java Road
North Point
Hong Kong

Date: 30 June 2005

Dear Sirs,

In accordance with your instructions for us to value the property interests held by the group comprised of K. Wah International Holdings Limited ("KWIH") and its subsidiaries excluding K. Wah Construction Materials Limited and its subsidiaries (the "Remaining KWIH Group") situated in the People's Republic of China ("the PRC"), we confirm that we have carried out inspections, made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of values of the property interests as at 31st March, 2005.

Our valuation of each of the property interests is our opinion of its open market value which we would define as meaning "the best price at which the sale of an interest in a property might reasonably be expected to have been completed unconditionally for cash consideration on the date of valuation, assuming:

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

Our valuations have been made on the assumption that the owners sell the property interests on the open market in their existing state without the benefit of deferred term contract, leaseback, joint venture, management agreement or any similar arrangements which would serve to increase the value of the property interests.

In addition, no account has been taken of any option or right of pre-emption concerning or affecting the sale of the property interests and no forced sale situation in any manner is assumed in our valuation.

In valuing the property interests in the PRC, based on the advice from your legal adviser on PRC laws, Guangdong Jun He Zheng Tong Law Firm, we have assumed that transferable land use rights in respect of the properties for respective specific terms at nominal annual land use fees have been granted and that any premium payable has already been fully paid except stated herein otherwise. Based on the advice from your legal adviser on PRC laws, Guangdong Jun He Zheng Tong Law Firm, we have also assumed that the grantees or users of the properties have free and uninterrupted right to occupy, use, transfer, lease or assign the property interests for the whole of the unexpired term as granted. We have relied on the advice given by the Remaining KWIH Group and its legal adviser on PRC laws, Guangdong Jun He Zheng Tong Law Firm, regarding the titles to each of the property interests in the PRC and the interests of the Remaining KWIH Group in such properties.

In valuing the property interests in Group I which are held by the Remaining KWIH Group for investment, we have valued them by the investment method whereby the current rents passing are capitalized for the residue of their term of tenancies, with reversionary interests to vacant possession deferred for the same period.

In valuing the property interests in Group II which are held by the Remaining KWIH Group for development, we have valued them by the direct comparison approach by making reference to comparable market transactions in the locality.

We have relied to a considerable extent on the information provided by the Remaining KWIH Group and its legal adviser on PRC laws and have accepted advice given to us by the Remaining KWIH Group on such matters as planning approvals, statutory notices, easements, identification of the properties, tenure, particulars of occupancy, and site and floor areas. We have not conducted title search for the property interests but have relied on the information given to us by the Remaining KWIH Group and the Remaining KWIH Group's legal adviser, Guangdong Jun Ru Zheng Tong Law Firm, on the PRC laws in respect of the Remaining KWIH Group's property interests in the PRC. However, we have not inspected the original documents to ascertain any amendments which may not appear on the copies handed to us.

Dimension, measurements and areas included in the valuation certificates are based on the information provided by you to us and are therefore only approximations. We have not been able to carry out on-site measurements to verify the site and floor areas of the properties and we have assumed that the areas shown on the copies of the documents handed by you to us are correct. We have no reason to doubt the truth and accuracy of the information provided to us by the Remaining KWIH Group which is material to the valuations. We were also advised by you that no material fact has been omitted from the information supplied.

We have inspected the exterior and, where possible the interior of each of the properties valued. During the course of our inspection, we did not notice any serious defects. However, no structural survey has been made and we are therefore unable to report as to whether the properties are or are not free from rot, infestation or any other defects. No tests were carried out on any of the services.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on any of the properties nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that all the properties are free from encumbrances, restrictions and outgoings of any onerous nature which could affect their values.

We have prepared this report in accordance with all the requirements contained in Chapter 5 and Practice Note 12 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the "Hong Kong Guidance Notes on the Valuation of Property Assets" published by The Hong Kong Institute of Surveyors.

Unless otherwise stated, all money amounts are stated in Hong Kong dollars. The exchange rate adopted in our valuation is HK$1 = RMB1.06, which was the approximate exchange rate prevailing as at the date of valuation and there has been no significant fluctuation in such exchange rate between that date and the date of this letter.

We enclose herewith our summary of values and valuation certificates.

Yours faithfully,
For and on behalf of
KNIGHT FRANK HONG KONG LIMITED
C. K. Lau
MHKIS MRICS RPS(GP)
Executive Director

Note: Mr. C.K. Lau, who is a professional member of the Hong Kong Institute of Surveyors, a professional member of the Royal Institution of Chartered Surveyors and a Registered Professional Surveyor in General Practice, has over 12 years of post-qualification experience in valuing properties in Hong Kong and the PRC.

SUMMARY OF VALUES

Property	Capital value in existing state as at 31st March, 2005 *HK$*
Group I — Property interests held by the Remaining KWIH Group in the PRC for investment	
1. The commercial spaces on Levels 1 and 2, Shopping Arcade Phase I, Park View Place, No. 148 Dong Feng Road West, Yue Xiu District, Guangzhou, Guangdong Province, the PRC	$53,000,000
2. Shop No. 23 on Level 1, Shopping Arcade Phase III, Park View Place, No. 148 Dong Feng Road West, Yue Xiu District, Guangzhou, Guangdong Province, the PRC	$1,100,000
3. Duplex Unit No. 1907 (now known as Unit No. 2107), Block 4, Park View Place, No. 148 Dong Feng Road West, Yue Xiu District, Guangzhou, Guangdong Province, the PRC	$1,050,000
4. Car Parking Space No. 42 in Basement of Block 1, Car Parking Space Nos. 246, 253, 260, 261, 262, 269, 270, 271, 273, 273A, 275, 276, 280, 281, 282, 283 and 286 in Basement of Block 7, Car Parking Space Nos. 222 and 223 in Basement of Block 8 and Car Parking Space Nos. 125 and 126 in Basement of Block 10, Park View Place, No. 148 Dong Feng Road West, Yue Xiu District, Guangzhou, Guangdong Province, the PRC	$3,300,000

Property	Capital value in existing state as at 31st March, 2005 *HK$*
5. Unit 2302 on Level 23, North Tower, World Trade Centre, Nos. 371–375 Huan Shi Road East, Dong Shan District, Guangzhou, Guangdong Province, the PRC	$1,700,000
Sub-total:	**$60,150,000**

Property	Capital value in existing state as at 31st March, 2005 *HK$*
Group II — Property interests held by the Remaining KWIH Group for development	
6. A piece of land located at Dong Jing Cun, Xinhua Zhen, Hua Du City, Guangzhou, Guangdong Province, the PRC	$430,000,000
7. A piece of land located at the northern side of Ying Bin Da Du, Qing Bu Cun, Xinhua Zhen, Hua Du City, Guangzhou, Guangdong Province, the PRC	$340,000,000
Sub-total:	**$770,000,000**
Grand-total:	**$830,150,000**

VALUATION CERTIFICATE

Group I — Property interests held by the Remaining KWIH Group in the PRC for investment

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2005
1.	The commercial spaces on Levels 1 and 2, Shopping Arcade Phase I, Park View Place, No. 148 Dong Feng Road West, Yue Xiu District, Guangzhou, Guangdong Province, the PRC	The property comprises all the retail spaces of a 2-storey commercial podium on which a 16-storey office building and a 15-storey residential building are erected. The buildings were completed in about 1996. The gross floor areas of the property are approximately as follows: Level 1 : 1,611.82 sq.m. (17,349 sq.ft.) Level 2 : 1,915.37 sq.m. (20,617 sq.ft.) Total : 3,527.19 sq.m. (37,966 sq.ft.) The land use rights of the property have been granted for a term of 40 years from 27th April, 1993.	Except for a portion having an area of approximately 1,486.8 sq.m. which is subject to two tenancies with the latest one expiring in August 2011 at a total rent of RMB98,466 per month exclusive of management fees, the remainder of the property is occupied by the Remaining KWIH Group as an office.	HK$53,000,000

Notes:

1. Pursuant to the Realty Title Certificate Nos. 1493095 and 1493096 issued by Guangzhou Municipal Building and Land Administrative Bureau on 30th December, 2002, the ownership of the property is vested in Kingrand Limited (興弘有限公司), a wholly-owned subsidiary of KWIH.

2. The opinion of the Remaining KWIH Group's legal adviser on the PRC laws states, inter-alia, that:

   (i) The ownership of the property is vested in Kingrand Limited.

   (ii) Kingrand Limited is entitled to occupy, use, lease or transfer the property.

   (iii) The property is mortgaged to Nanyang Commercial Bank Ltd. Guangzhou Branch.

   (iv) The tenancy agreements and the supplemental agreements entered into between Kingrand Limited and the tenants are valid.

3. The status of the title and grant of major approvals and licences in accordance with the information provided by the KWIH Remaining Group and the aforesaid legal opinion are as follows:

   Realty Title Certificate Yes

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2005
2.	Shop No. 23 on Level 1, Shopping Arcade Phase III, Park View Place, No. 148 Dong Feng Road West, Yue Xiu District, Guangzhou, Guangdong Province, the PRC	The property comprises a shop unit on Level 1 of the Shopping Arcade of Phase III of Park View Place, which accommodates a level of shops on Level 1. On top of the shopping arcade are three 17-storey residential blocks. The property was completed in about 2001. The gross floor area of the property is approximately 83.92 sq.m. (903 sq.ft.). The land use rights of the property have been granted for a term of 50 years from 13th January, 1993.	The property is subject to a tenancy for a term commencing on 1st November, 2004 and expiring on 14th May, 2007 at a rent of RMB8,812 per month exclusive of management fee and other outgoings. The rent will be increased by 5% each year starting from the 2nd year of the lease term.	HK$1,100,000

Notes:

1. Pursuant to a Real Estate Ownership Proof Certificate dated 6th May, 2003, the ownership of the property is held by Guangzhou Yue Hua Real Estate Development Co., Ltd. (廣州市越華房地產開發有限公司) ("Guangzhou Yue Hua"), a wholly-owned subsidiary of KWIH.

2. The opinion of the Remaining KWIH Group's legal adviser on the PRC laws states, inter-alia, that:

   (i) The ownership of the property to Guangzhou Yue Hua is valid under the Real Estate Ownership Proof Certificate registered on 6th May, 2003.

   (ii) Guangzhou Yue Hua is entitled to occupy, use, lease or transfer the property.

   (iii) The property is not subject to any mortgages or other encumbrances.

   (iv) The tenancy agreement and the supplemental agreement entered into between Guangzhou Yue Hua and the tenant are valid.

3. The status of the title and grant of major approvals and licences in accordance with the information provided by the Remaining KWIH Group and the aforesaid legal opinion are as follows:

   A Real Estate Ownership Proof Certificate Yes

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2005
3.	Duplex Unit No. 1907 (now known as Unit No. 2107), Block 4, Park View Place, No. 148 Dong Feng Road West, Yue Xiu District, Guangzhou, Guangdong Province, the PRC	The property comprises a duplex residential unit on Levels 21 and 22 of a 20-storey plus a Basement (there being no Levels 4 and 14) residential building completed in about 1999. The gross floor area of the property is approximately 169 sq.m. (1,819 sq.ft.). The land use rights of the property have been granted for a term of 70 years from 12th March, 1996.	The property is vacant.	HK$1,050,000

Notes:

1. Pursuant to a Real Estate Ownership Proof Certificate dated 29th September, 2002, the ownership of the property is held by Guangzhou Yue Hua Real Estate Development Co., Ltd. (廣州市越華房地產開發有限公司) ("Guangzhou Yue Hua"), a wholly-owned subsidiary of KWIH.

2. The opinion of the KWIH Group's legal adviser on the PRC laws states, inter-alia, that:

   (i) The ownership of the property to Guangzhou Yue Hua is valid under the Real Estate Ownership Proof Certificate registered on 29th September, 2002.

   (ii) Guangzhou Yue Hua is entitled to occupy, use, lease or transfer the property.

   (iii) The property is not subject to any mortgages or other encumbrances.

3. The status of the title and grant of major approvals and licences in accordance with the information provided by the Remaining KWIH Group and the aforesaid legal opinion are as follows:

   A Real Estate Ownership Proof Certificate Yes

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2005
4.	Car Parking Space No. 42 in Basement of Block 1, Car Parking Space Nos. 246, 253, 260, 261, 262, 269, 270, 271, 273, 273A, 275, 276, 280, 281, 282, 283 and 286 in Basement of Block 7, Car Parking Space Nos. 222 and 223 in Basement of Block 8 and Car Parking Space Nos. 125 and 126 in Basement of Block 10, Park View Place, No. 148 Dong Feng Road West, Yue Xiu District, Guangzhou, Guangdong Province, the PRC	The property comprises 22 carparking spaces in the Basement of a mixed commercial/residential development known as Park View Place, which accommodates 11 residential blocks and an office block. The property was completed in about 2001. The land use rights of the property have been granted for terms of 40 years from 13th January, 1993 and 27th April, 1993 respectively.	The property is subject to various tenancies (expiring between 2006 and 2011) at a total rent of RMB2,000 per month.	HK$3,300,000

Notes:

1. Pursuant to two Real Estate Ownership Proof Certificates dated 6th November, 1997 and 6th May, 2003 respectively, the ownership of the property is held by Guangzhou Yue Hua Real Estate Development Co., Ltd. (廣州市越華房地產開發有限公司) ("Guangzhou Yue Hua"), a wholly-owned subsidiary of KWIH.

2. The opinion of the Remaining KWIH Group's legal adviser on the PRC laws states, inter-alia, that:

   (i) The ownership of the property to Guangzhou Yue Hua is valid under the Real Estate Ownership Proof Certificates registered on 6th November, 1997 and 6th May, 2003 respectively.

   (ii) Guangzhou Yue Hua is entitled to occupy, use, lease or transfer the property.

   (iii) The property is not subject to any mortgages or other encumbrances.

3. The status of the title and grant of major approvals and licences in accordance with the information provided by the Remaining KWIH Group and the aforesaid legal opinion are as follows:

   Two Real Estate Ownership Proof Certificates Yes

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2005
5.	Unit 2302 on Level 23, North Tower, World Trade Centre, Nos. 371–375 Huan Shi Road East, Dong Shan District, Guangzhou, Guangdong Province, the PRC	The property comprises an office unit on Level 23 of a 34-storey plus a basement commercial building completed in about 1992. The gross floor area of the property is approximately 225.14 sq.m. (2,423 sq.ft.). The land use rights of the property have been granted for a term 50 years from 21st July, 1991.	The property is subject to a tenancy for a term of 4 years from 1st April, 2003 at a rent of RMB14,634 per month exclusive of management fee and other outgoings.	HK$1,700,000

Notes:

1. Pursuant to the Realty Title Certificate No. 0762597 issued by Guangzhou Municipal Building and Land Administrative Bureau on 8th December, 2000, the ownership of the property is vested in K. Wah Management Services Ltd. (嘉華企業管理有限公司), a wholly-owned subsidiary of KWIH.

2. The opinion of the Remaining KWIH Group's legal adviser on the PRC laws states, inter-alia, that:

   (i) The ownership of the property is vested in K. Wah Management Services Ltd.

   (ii) K. Wah Management Services Ltd. is in possession of a proper legal title to the property and is entitled to occupy, use, lease or transfer the property.

   (iii) The property is not subject to any mortgages or other encumbrances.

   (iv) The tenancy agreement and the supplemental agreement entered into between K. Wan Management Services Ltd and the tenant are valid.

3. The status of the title and grant of major approvals and licences in accordance with the information provided by the Remaining KWIH Group and the aforesaid legal opinion are as follows:

   Realty Title Certificate Yes

VALUATION CERTIFICATE

Group II — Property interests held by the Remaining KWIH Group for development

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2005
6.	A piece of land located at Dong Jing Cun, Xinhua Zhen, Hua Du City, Guangzhou, Guangdong Province, the PRC	The property comprises three adjacent lots with a total site area of approximately 637,346 sq.m. (6,860,329 sq.ft.). The land use rights of the property have been granted for various (see notes 1 to 3 below) terms expiring on between 13th March, 2034 and 21st December, 2068.	The property is vacant.	HK$430,000,000

Notes:

1. Pursuant to the State-owned Land Use Certificate No. (2004) 720172 issued by Guangzhou Municipal Building and Land Administrative Bureau on 30th April, 2004, the land use rights of Lot No. 0121030, comprising an area of 322,955.9 sq.m., is held by Guangzhou Hui Cheng Real Estate Development Co., Ltd. (廣州匯城房地產開發有限公司) ("Hui Cheng"), a wholly-owned subsidiary of KWIH, for residential use. The land use term for commercial uses is to be expired on 21st December, 2038 whilst that for residential use is to be expired on 21st December, 2068.

2. Pursuant to the State-owned Land Use Certificate No. (2004) 720173 issued by Guangzhou Municipal Building and Land Administrative Bureau on 30th April, 2004, the land use rights of Lot No. 0121031, comprising an area of 197,334.1 sq.m. is held by Hui Cheng for residential use. The land use term for commercial uses is to be expired on 13th March, 2034 whilst that for residential use is to be expired on 13th March, 2064.

3. Pursuant to the State-owned Land Use Certificate No. (1997) 11029346 issued by the People's Government of Hua Du City on 8th August, 1997, the land use rights of Lot No. 121008, comprising an area of 117,056 sq.m., is held by Hui Cheng for commercial and residential uses for a term commencing on 8th August, 1997 and expiring on 8th August, 2067.

4. The opinion of the Remaining KWIH Group's legal adviser on the PRC laws states, inter-alia, that:

   (i) The ownership of the property is vested in Hui Cheng.

   (ii) The land premium of the property was paid in full.

   (iii) Hui Cheng is entitled to transfer, lease or mortgage the property subject to PRC laws.

   (iv) The property is not subject to any mortgages or other encumbrances.

5. The status of the title and grant of major approvals and licences in accordance with the information provided by the Remaining KWIH Group and the aforesaid legal opinion are as follows:

   State-owned Land Use Certificate: Yes

6. The property is held for future development and is planned to be developed into a residential development. Detailed proposal has not been prepared yet.

   As advised by the Remaining KWIH Group, there are not any material conditions imposed which affect the development of the property, or which relate to construction of roadways, pathways, drainage, sewage and other facilities or services for public use.

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31st March, 2005
7.	A piece of land located at the northern side of Ying Bin Da Du, Qing Bu Cun, Xinhua Zhen, Hua Du City, Guangzhou, Guangdong Province, the PRC	The property comprises a piece of land with an area of approximately 106,310 sq.m. (1,144,310 sq.ft.). The land use rights of the property have been granted for terms expiring in December 2039 and December 2069 for commercial uses and residential use respectively.	The property is vacant	HK$340,000,000

Notes:

1. Pursuant to the State-owned Land Use Certificate No. (2005) 721028 issued by Guangzhou Municipal Building and Land Administrative Bureau on 5th April, 2005, the land use rights of Lot No. 0119102, comprising an area of 106,310 sq.m., is held by K. Wah Hua Du Investment Co., Ltd. (廣州市嘉華花都置業有限公司) ("Hua Du"), a wholly-owned subsidiary of KWIH, for commercial and residential uses. The land use term for commercial use is to be expired on 30th December, 2039 whilst that for residential use is to be expired on 30th December, 2069.

2. Pursuant to a Transfer Contract for Grant of Land Use Rights entered into between Guangzhou Hua Du Eastern District Real Estate Development Company (廣州市花都區東區房地產開發公司) ("vendor") and Hua Du ("purchaser") on 29th December, 2004, the vendor has agreed to transfer the property to the purchaser at a consideration of RMB43,422,500.

3. Pursuant to the Reply No. (2004) 21 issued by Hua Du District Office of Guangzhou City Planning Bureau on 30th December, 2004, the planning design of the property is, inter-alia, as follows:

   (i) Site area : 126,849 sq.m.

   (ii) Usage : Commercial and finance, cultural and entertainment, and residential

   (iii) Plot ratio : not exceeding 3 for residential
   not exceeding 4.5 for commercial

   (iv) Green area : not less than 35%

4. The opinion of the Remaining KWIH Group's legal adviser on the PRC laws states, inter-alia, that:

   (i) The ownership of the property is vested in Hua Du.

   (ii) Hua Du is entitled to transfer, lease or mortgage the property subject to PRC laws.

   (iii) The property is not subject to any mortgages or other encumbrances.

   (iv) A land premium of RMB38,309,125, equivalent to 88.22% of the total premium, was paid.

5. The status of the title and grant of major approvals and licences in accordance with the information provided by the Remaining KWIH Group and the aforesaid legal opinion are as follows:

State-owned Land Use Certificate	Yes
Certificate for Construction and Land Usage Planning	Yes

6. The property is held for future development and is planned to be developed into a development with a mix of office, hotel and residential uses. Detailed proposal has not been prepared yet. According to the Transfer Contract for Grant of Land Use Rights as mentioned in Note (2) above, the Remaining KWIH Group is required to commence construction work for an office block/hotel at the end of 2005.

We are also advised by the Remaining KWIH Group that there are not any material conditions imposed which affect the development of the property, or which relate to construction of roadways, pathways, drainage, sewage and other facilities or services for public use.

The following is the text of a letter, summary of value and valuation certificate received from Colliers International (Hong Kong) Limited, prepared for the purpose of incorporation in this circular, in connection with its valuation as at 31 March 2005 of the property interests of the Remaining KWIH Group in the PRC referred to in it.

COLLIERS INTERNATIONAL

Colliers International (Hong Kong) Limited
Suite 5701 Central Plaza
18 Harbour Road
Wanchai, Hong Kong
高力國際物業顧問(香港)有限公司
香港灣仔港灣道18號
中環廣場5701室

Tel 852 2828 9888
Direct 852 2822 0533
Fax 852 2107 6015
Email Patrick.lee@colliers.com

The Board of Directors
K. Wah International Holdings Limited
29/F., K. Wah Centre
191 Java Road
North Point
Hong Kong

Date: 30 June 2005

Dear Sirs,

In accordance with your instructions to value the property interest held by the group comprised of K. Wah International Holdings Limited ("KWIH") and its subsidiaries excluding K. Wah Construction Materials Limited and its subsidiaries (the "Remaining KWIH Group") in the People's Republic of China (the "PRC"), we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the market value of such property interest as at 31 March 2005 (the "date of valuation").

Our valuation of the property interest represents the market value which we would define as "The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion."

In valuing the property interest, we have adopted direct comparison approach assuming sale of the property interest in its existing state with the benefit of immediate vacant possession and by making reference to comparable sale transactions as available in the relevant market.

Our valuation has been made on the assumption that the owners sell the relevant property interest on the open market without the benefit of deferred terms contracts, leasebacks, joint ventures, management agreements or any similar arrangements which would serve to affect the value of property interest. In addition, no forced sale situation in any manner is assumed in our valuation.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on the property nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property interest is free from encumbrances, restrictions and outgoings of an onerous nature which could affect its value.

In our valuation, we have complied with all the requirements contained in Chapter 5 and Practice Note 12 to the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited and the HKIS Valuation Standards on Properties (1st Edition) published by the Hong Kong Institute of Surveyors in January 2005 and the "Hong Kong Guidance Notes on the Valuation of Property Assets" published by The Royal Institution of Chartered Surveyors (Hong Kong Branch) and The Hong Kong Institute of Surveyors.

We have relied to a very considerable extent on the information provided by the Remaining KWIH Group and have accepted advice given by the Remaining KWIH Group to us on such matters as planning approvals, statutory notices, easements, tenure, particulars of occupancy, lettings, rental income and revenue, joint venture agreements, development plans, construction costs estimates, site and floor areas, and the identification of the property interest in which the Remaining KWIH Group has valid interests. Dimensions, measurements and areas included in the valuation certificates are based on information contained in copies of documents provided to us.

We have been provided with extracts from title documents relating to the property interest. We have not, however, searched the original documents to verify ownership or to verify the existence of any lease amendments which do not appear on the copies handed to us. We have relied on the advice given by the Remaining KWIH Group's PRC legal adviser, Zhong Lun Law Firm, concerning the validity of the Remaining KWIH Group's titles to the property interest in the PRC.

We have not carried out detailed site measurements to verify the correctness of the site areas in respect of the property but have assumed that the site areas shown on the documents and official site plans handed to us are correct. Based on our experience of valuation of similar property interests in the PRC, we consider the assumptions so made to be reasonable. All documents and contracts have been used as reference only and all dimensions, measurements and areas are approximations. No on-site measurement has been taken.

We have inspected the exterior and where possible, the interior of the property interest. However, no structural survey has been made, but in the course of our inspection, we did not note any serious defects. We are not, however, able to report that the property is free from rot, infestation or any other structural defects. No tests were carried out on any of the building services.

We have had no reason to doubt the truth and accuracy of the information provided to us by the Remaining KWIH Group. We were also advised by the Remaining KWIH Group that no material factors have been omitted from the information supplied. We consider that we have been provided with sufficient information to reach an informed view, and have no reason to suspect that any material information has been withheld.

Unless otherwise stated, all money amounts stated are in Hong Kong Dollars. The exchange rate used in valuing the property interest in the PRC on 31 March 2005 was HK$1 = RMB1.06. There has been no significant fluctuation in exchange rate between that date of valuation and the date of this letter.

Our valuations are summarised below and the valuation certificate is attached.

Yours faithfully,
for and on behalf of
Colliers International (Hong Kong) Ltd
Patrick Lee Che Keung
BSc., MRICS, MHKIS, RPS(GP)
Associate Director

Note: Patrick Lee Che Keung is a Chartered Surveyor who has 12 years of property valuation experience in Hong Kong and has 10 years' experience in the valuation of properties in the PRC and the Asia-Pacific region.

SUMMARY OF VALUES

Property	Market Value in existing state as at 31 March 2005 *HK$*	Interest attributable to the Remaining KWIH Group	Market Value attributable to the Remaining KWIH Group as at 31 March 2005 *HK$*
Property Interest held by the Remaining KWIH Group in the PRC for Investment			
Shanghai K. Wah Centre No. 1010 Huaihai Zhong Road Xuhui District Shanghai The PRC	1,977,000,000	35.75%	706,777,500
		Total:	**706,777,500**

VALUATION CERTIFICATE

Property Interest held by the Remaining KWIH Group in the PRC

Property	Description and tenure	Particulars of occupancy	Market Value in existing state as at 31 March 2005 HK$
Shanghai K.Wah Centre No. 1010 Huaihai Zhong Road Xuhui District Shanghai The PRC	The property comprises a parcel of land with a site area of approximately 10,854 sq.m.. The property consists of a 37-storey office tower, a 4-storey commercial building, a 3-storey club house building, 2 floors of underground parking space and equipment space, which has a total gross floor area of approximately 85,260 sq.m. The office main building was completed in December 2004. Upon completion, the approximate gross floor area and proposed usage of the property are as follows: Item — Approximate Gross Floor Area (sq.m.) Main Office Building (37 storey) — 65,640 Commercial Building (4 storey) — 4,049 Club House Building (3 Storey) — 3,691 Underground Space (2 storey) — 11,880 Total — 85,260 The property is held for investment.	A portion of the main office building is vacant and the remaining portion of the office building is subject to various tenancies mainly for a term of 2–3 years with the latest expiry date in May 2010 at a total rent of RMB2,750,093. The commercial building and the club house building are completed in or about June 2005.	1,977,000,000 (Interest attributable to the Remaining KWIH Group as at 31 March 2005: HK$706,777,500)

Notes:

(i) Pursuant to a Realty Title Certificate, Hu Fang Di Xu Zi (2004) No.020283 dated 3 June 2004, issued by the Housing and Land Resources Administrative Bureau of Shanghai, the land use rights with a site area of approximately 10,854 sq.m. are held by 上海嘉滙達房地產開發經營有限公司 (Shanghai Jia Hui Da Real Estate Development Co. Limited.) ("Shanghai Jia Hui Da") for a term commencing from 2 November 1994 and expiring on 19 May 2047 for comprehensive uses.

(ii) We have been provided with the legal opinion on the property interests by the Remaining KWIH Group's PRC legal adviser, which contains, inter alia, the following:

(a) The land use rights of the property are legally held by Shanghai Jia Hui Da, in which Chely Well Limited, SVA Electron Co., Ltd. (上海廣電電子股份有限公司) and Shanghai Xu Fang (Group) Co., Ltd. (上海徐房(集團)有限公司) has 55%, 30% and 15% equity interest respectively and they share the profit and loss at the same ratio, and the land premiums have been fully settled by Shanghai Jia Hui Da.

(b) The land use rights of the property can be freely transferred, mortgaged and let by Shanghai Jia Hui Da.

(c) The land use rights of the property and the construction works erected thereon are subject to a mortgage in favour of DBS Bank Shanghai Branch for a term commencing from 21 June 2004 and expiring on 21 December 2005 for 2 loans of HK$350,000,000 and HK$250,000,000 respectively.

(d) On 28 February 2003, a renewed Business Licence was granted to Shanghai Jia Hui Da to develop and trade the property.

(iii) In valuing the 2 buildings (commercial building and club house building) of this property interest which are completed in or about June 2005, we have considered the construction cost to be incurred as at the date of valuation. For the units of the main office building, which are currently leased, we have valued them on the basis of their capitalisation of net rental income.

(iv) KWIH owns 65% of the issued share capital of Chely Well Limited.

The following is the text of a letter, summary of value and valuation certificates, prepared for the purpose of incorporation in this circular received from Savills (Hong Kong) Limited, independent property valuers, in connection with their valuation as at 31 March 2005 of the property interest of the Remaining KWIH Group.

savills
第一太平戴維斯

The Board of Directors
K. WAH INTERNATIONAL HOLDINGS LIMITED
29/F., K. Wah Centre,
191 Java Road, North Point,
Hong Kong

Valuation Department
DL: (852) 2801 6100
F: (852) 2530 0756

23/F Two Exchange Square
Central, Hong Kong

EA LICENCE: C-002450
T: (852) 2842 4400
savills.com

Date: 30 June 2005

Dear Sirs,

PROPERTY: 36 CAR PARKING SPACES ON BASEMENT LEVELS 1-2, PALACE COURT, NO. 1068 HUAIHAI ZHONG ROAD, XUHUI DISTRICT, SHANGHAI, THE PEOPLE'S REPUBLIC OF CHINA

We refer to your instructions for us to value the captioned property interest held by Shanghai Jia Hui Da Real Estate Development Co. Ltd. (上海嘉滙達房地產開發經營有限公司) ("Shanghai Jia Hui Da") in the People's Republic of China (the "PRC"). We confirm that we have carried out inspection, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the Market Value of the property interest as at 31 March 2005 (the "Date of Valuation").

We confirm that we are not aware of any conflict of interest preventing us from providing you with an independent valuation of the property.

Our valuation is made in accordance with the Practice Statements of the Royal Institution of Chartered Surveyors' (RICS) Appraisal and Valuation Standards ("the Red Book") published in February 2003, which is effective from 1 May 2003, Chapter 5 and Practice Note 12 to the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited and the "Hong Kong Guidance Notes on the Valuation of Property Assets" published by the Royal Institution of Chartered Surveyors (Hong Kong Branch) and The Hong Kong Institute of Surveyors.

Our valuation has been made on the basis of Market Value, the definition of which is set out at Practice Statement 3.2 and which is defined as follows:

> *"The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller, in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion."*

The estimated amount is the best price reasonably obtainable by the seller and the most advantageous price reasonably obtainable by the buyer. This estimate specifically excludes an estimated price inflated or deflated by special terms or circumstances such as atypical financing, sale and leaseback arrangements, special considerations or concessions granted by anyone associated with the sale, or any element of special value.

Our valuation has been made on the assumption that the property interest is sold on the (open) market in its existing state without the effect of deferred term contract, leaseback, joint venture, management agreement or any similar arrangement which might serve to affect the value of the property interest.

In arriving at our opinion of the Market Value of the property, we have valued it by the comparison method assuming sale with the benefit of vacant possession and by making reference to comparable sales evidence as available in the relevant market.

Unless otherwise stated, based on the advice of your legal advisers Zhong Lun Law Firm (the "PRC Legal Advisers") we have assumed that the owner of the property interest has enforceable title to the property interest, and has free and uninterrupted rights to use the property for the whole of the unexpired term granted subject to payment of annual land use fee and that all requisite land use rights grant premium / purchase consideration payable have been fully settled. Furthermore, we have valued it on the assumption that it is freely disposable and transferable to third parties on the (open) market without paying any additional premium or other onerous payment.

Other special assumptions of the property, if any, have been stated in the footnotes of the valuation certificate for the property.

We have not, however, searched the original documents to verify ownership or to ascertain the existence of any amendments which do not appear on the copies handed to us. We have relied on the advice given by you and the PRC Legal Advisers on PRC laws, regarding the title to the property interests. In our valuation, we have taken into account the legal opinion of the PRC Legal Advisers, and we have assumed that the owner of the property interests has enforceable title thereto. While we have exercised our professional judgment in arriving at our valuation, you are urged to consider our valuation assumptions with caution.

We have relied on the advice given by you regarding the title to the property interest in the PRC. For the purpose of our valuation, based on the advice of the PRC Legal Advisers we have assumed that the owner has enforceable title to the property interest. In our valuation, we have exercised our professional judgment in arriving at the valuation but you are urged to consider our valuation assumptions with caution.

We have inspected the property. However, we have not carried out investigations on site to determine the suitability of the ground conditions and the building services etc. for any future development. Our valuation is prepared on the assumption that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during the construction period.

Having examined all relevant documentation, we have relied to a considerable extent on the information given by you, particularly in respect of planning approvals or statutory notices, easements, tenures, development proposals, site and floor areas and in the identification of the property in which you have valid interest. All documents have been used for reference only. Except otherwise stated, all dimensions, measurements and areas included are based on information contained in the documents provided to us by you and are therefore approximate. We have no reason to doubt the truth and accuracy of the information provided to us. We have also been advised by you that no material facts have been omitted from the information provided and have no reason to suspect that any material information has been withheld.

Unless otherwise stated, no allowance has been made in our valuation for any charges, mortgages or amounts owing on the property valued nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property is free from encumbrances, restrictions and outgoings of an onerous nature which could affect its value.

We have assumed that the property has not suffered any land contamination in the past, nor is it likely to become so contaminated in the foreseeable future. We have not carried out any soil tests or made any other investigations in this respect, and we cannot assess the likelihood of any such contamination.

Unless otherwise stated, the property value is denominated in RENMINBI. The exchange rate used in our valuation is RMB8.277 to US$1.000 and HK$1.000 to RMB1.060 which was prevailing as at the Date of Valuation. There has been no significant fluctuation in exchange rate between the Date of Valuation and the date of this letter.

Finally, in accordance with the recommendations of the RICS, we would state that this report is provided solely for the purpose stated above. It is for the use only of the party to whom it is addressed, and no responsibility is accepted to any third party for the whole or any part of its contents. Any such parties rely upon this report at their own risk. Neither the whole nor any part of this report or any reference to it may be included now, or at any time in the future, in any published document, circular or statement, nor published, referred to or used in any way without our written approval of the form and context in which it may appear.

We enclose herewith the summary of value and the valuation certificate.

Yours faithfully,
For and on behalf of
Savills (Hong Kong) Limited

Gilbert C H Chan *BSc, MHKIS, RPS(GP)*
Associate Director
Valuation and Consultancy

Franco P L Liu *BSc(Hons), MHKIS*
Associate Director
Valuation and Consultancy

Note: Both Mr Gilbert Chan and Mr Franco Liu are chartered surveyors with over 12 years and 9 years property valuation experience respectively in Hong Kong and 9 years and 5 years property valuation experience respectively in the PRC.

SUMMARY OF VALUE

Property	Market Value in existing state as at 31 March 2005	Interest attributable to the Remaining KWIH Group	Market Value attributable to the Remaining KWIH Group as at 31 March 2005
Property Interest held by the Remaining KWIH Group in the PRC for Investment			
36 Car Parking Spaces on Basement Levels 1–2, Palace Court, No. 1068 Huaihai Zhong Road, Xuhui District, Shanghai, the People's Republic of China	RMB8,500,000 (approximately HK$8,018,868)	35.75%	RMB3,038,750 (approximately HK$2,866,745)
		Total:	**RMB3,038,750 (approximately HK$2,866,745)**

VALUATION CERTIFICATE

Property	Description and tenure	Particulars of occupancy	Market Value in existing status as at 31 March 2005
36 Car Parking Spaces on Basement Levels 1-2, Palace Court, No. 1068 Huaihai Zhong Road, Xuhui District, Shanghai, the People's Republic of China	Palace Court is a 32-storey residential building above a 2-storey car parking basement with two entrances provided known as Block I and Block II. It is of reinforced concrete construction and was completed in March 1997. The Property under consideration comprises 36 car parking spaces on Basement Levels 1-2. As advised by KWIH, the total gross floor area of the property is of approximately 1,693.80 sq.m..(47.05 sq.m. per space) According to the Certificate for Real Estate Ownership reference No. (1997) 000840, the land use rights of the property have been granted for a term commencing on 2 November 1994 and expiring 19 October 2063. The property is held for investment. The planning or zoning use is residential.	The property is currently vacant.	RMB8,500,000 (approximately HK$8,018,868)

Notes:

1. Pursuant to the Certificate for Real Estate Ownership reference No. (1997) 000840 dated 1 April 1997 issued by Shanghai Municipal Building and Land Administration Bureau, the building ownership of the Property which situated at Palace Court, Blocks I and II, No.1068 Huaihai Zhong Road with a total gross floor area of approximately 34,144.77 sq.m., in which the gross floor area of the basement of approximately 5,081 sq.m. is vested in Shanghai Jia Hui Da and the land use rights of the Property with a site area of approximately 2,840 sq.m. have been granted for a land use term commencing on 2 November 1994 and expiring 19 October 2063 for residential uses.

2. The PRC Legal Advisers have stated in their legal opinion, amongst other things, to the following:

   (i) The property (i.e. 36 car parking spaces located on Nos. 4, 5, 10, 11, 50, 52 on Basement Level 1 and Nos. 4, 5, 9, 10, 11, 14–18, 20, 21, 23, 24, 26, 28, 29, 33, 34, 36, 41, 42, 44, 48, 50–55 on Basement Level 2) with a total gross floor area of 1,693.80 sq.m. is held in the name of Shanghai Jia Hui Da under the Certificate for Real Estate Ownership reference No. (1997) 000840 dated 1 April 1997;

   (ii) Shanghai Jia Hui Da may assign, lease the property during the land use rights term;

   (iii) Shanghai Jia Hui Da is a joint venture company with the registered capital injected by SVA Electron Co., Ltd. (上海廣電電子股份有限公司), Shanghai Xu Fang (Group) Co., Ltd. (上海徐房(集團)有限公司) and Chely Well Limited in the ratio of 30%, 15% and 55% respectively. Profit sharing is in accordance with the equity holding stake.

   (iv) The (renewed) Business Licence was issued to 上海嘉滙達 on 28th February, 2003.

3. As advised by KWIH, Chely Well Limited is 65% owned by KWIH.

4. The status of the title and grant of major approvals and licences in accordance with the information provided to us are as follows:

Certificate for Real Estate Ownership	Yes

The following are the texts of a letter, summary of value and valuation certificate prepared for the purpose of incorporation in this circular received from Savills (Hong Kong) Limited, independent property valuers, in connection with their valuation as at 31 March 2005 of the property interest of the Remaining KWIH Group.

savills
第一太平戴維斯

The Board of Directors
K. WAH INTERNATIONAL HOLDINGS LIMITED
29/F., K. Wah Centre,
191 Java Road, North Point,
Hong Kong

Valuation Department
DL: (852) 2801 6100
F: (852) 2530 0756

23/F Two Exchange Square
Central, Hong Kong

EA LICENCE: C-002450
T: (852) 2842 4400
savills.com

Date: 30 June 2005

Dear Sirs,

PROPERTY: "SHANGHAI WESTWOOD" COMPRISING OF TWO PIECES OF SITES OF APPROXIMATELY 107,864 SQ.M. AND 41,236 SQ.M. RESPECTIVELY, SITUATED AT QIU 19 AND QIU 20, LOT NO. 701, GUANGZHONG ROAD, ZHABEI DISTRICT, SHANGHAI, THE PEOPLE'S REPUBLIC OF CHINA

We refer to your instructions for us to value the captioned property interest held by Shanghai Guoguang Real Estate Development Co., Ltd. (上海國廣房地產經營有限公司) in the People's Republic of China (the "PRC"). We confirm that we have carried out inspection, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the Market Value of the property interest as at 31 March 2005 (the "Date of Valuation").

We confirm that we are not aware of any conflict of interest preventing us from providing you with an independent valuation of the property.

Our valuation is made in accordance with the Practice Statements of the Royal Institution of Chartered Surveyors' (RICS) Appraisal and Valuation Standards ("the Red Book") published in February 2003, which is effective from 1 May 2003, Chapter 5 and Practice Note 12 to the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited and the "Hong Kong Guidance Notes on the Valuation of Property Assets" published by the Royal Institution of Chartered Surveyors (Hong Kong Branch) and The Hong Kong Institute of Surveyors.

Our valuation has been instructed on the basis of Market Value, the definition of which is set out at Practice Statement 3.2 and defined as follows:

"The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller, in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion."

The estimated amount is the best price reasonably obtainable by the seller and the most advantageous price reasonably obtainable by the buyer. This estimate specifically excludes an estimated price inflated or deflated by special terms or circumstances such as atypical financing, sale and leaseback arrangements, special considerations or concessions granted by anyone associated with the sale, or any element of special value.

Our valuation has been made on the assumption that the property interest is sold on the (open) market in its existing state without the effect of deferred term contract, leaseback, joint venture, management agreement or any similar arrangement which might serve to affect the value of the property interest.

Unless otherwise stated, we have valued the property interests by the comparison method on the assumption that the property can be sold with the benefit of vacant possession. Comparison based on prices realized on actual sales or offerings of comparable properties is made. Comparable properties with similar sizes, character and locations are analyzed, and carefully weighted against all respective advantages and disadvantages of each property in order to arrive at a fair comparison of value.

In valuing the property interests which are currently held by you under or for future development in the PRC, we have valued them by the direct comparison approach by making reference to comparable market transactions in the locality.

Unless otherwise stated, based on the advice of your legal advisers Zhong Lun Law Firm (the "PRC Legal Advisers") we have assumed that the owner of the property interest has enforceable title to the property interest, and has free and uninterrupted rights to use the property for the whole of the unexpired term granted subject to payment of annual land use fee and that all requisite land use rights grant premium / purchase consideration payable have been fully settled. Furthermore, we have valued it on the assumption that it is freely disposable and transferable to third parties on the (open) market without paying any additional premium or other onerous payment.

Other special assumptions of the property, if any, have been stated in the footnotes of the valuation certificate for the property.

We have not, however, searched the original documents to verify ownership or to ascertain the existence of any amendments which do not appear on the copies handed to us. We have relied on the advice given by you and the PRC Legal Advisers on PRC laws, regarding the title to the property interests. In our valuation, we have taken into account the legal opinion of the PRC Legal Advisers, and we have assumed that the owner of the property interests has enforceable title thereto. While we have exercised our professional judgment in arriving at our valuation, you are urged to consider our valuation assumptions with caution.

We have relied on the advice given by you regarding the title to the property interest in the PRC. For the purpose of our valuation, based on the advice of the PRC Legal Advisers we have assumed that the owner has enforceable title to the property interest. In our valuation, we have exercised our professional judgment in arriving at the valuation but you are urged to consider our valuation assumptions with caution.

We have inspected the property. However, we have not carried out investigations on site to determine the suitability of the ground conditions and the building services etc. for any future development. Our valuation is prepared on the assumption that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during the construction period.

Having examined all relevant documentation, we have relied to a considerable extent on the information given by you, particularly in respect of planning approvals or statutory notices, easements, tenures, development proposals, site and floor areas and in the identification of the property in which you have valid interest. All documents have been used for reference only. Except otherwise stated, all dimensions, measurements and areas included are based on information contained in the documents provided to us by you and are therefore approximate. We have no reason to doubt the truth and accuracy of the information provided to us. We have also been advised by you that no material facts have been omitted from the information provided and have no reason to suspect that any material information has been withheld.

Unless otherwise stated, no allowance has been made in our valuation for any charges, mortgages or amounts owing on the property valued nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property is free from encumbrances, restrictions and outgoings of an onerous nature which could affect its value.

We have assumed that the property has not suffered any land contamination in the past, nor is it likely to become so contaminated in the foreseeable future. We have not carried out any soil tests or made any other investigations in this respect, and we cannot assess the likelihood of any such contamination.

Unless otherwise stated, the property value is denominated in RENMINBI. The exchange rate used in our valuation is RMB8.277 to US$1.000 and HK$1.000 to RMB1.060 which were prevailing as at the Date of Valuation. There has been no significant fluctuation in exchange rate between the Date of Valuation and the date of this letter.

Finally, in accordance with the recommendations of the RICS, we would state that this report is provided solely for the purpose stated above. It is for the use only of the party to whom it is addressed, and no responsibility is accepted to any third party for the whole or any part of its contents. Any such parties rely upon this report at their own risk. Neither the whole nor any part of this report or any reference to it may be included now, or at any time in the future, in any published document, circular or statement, nor published, referred to or used in any way without our written approval of the form and context in which it may appear.

We enclose herewith the summary of value and the valuation certificate.

Yours faithfully,
For and on behalf of
Savills (Hong Kong) Limited

Gilbert C H Chan *BSc, MHKIS, RPS(GP)*
Associate Director
Valuation and Consultancy

Franco P L Liu *BSc(Hons), MHKIS*
Associate Director
Valuation and Consultancy

Note: Both Mr Gilbert Chan and Mr Franco Liu are chartered surveyors with over 12 years and 9 years property valuation experience respectively in Hong Kong and 9 years and 5 years property valuation experience respectively in the PRC.

SUMMARY OF VALUE

Property	Market Value in existing state as at 31 March 2005	Interest attributable to the Remaining KWIH Group	Market Value attributable to the Remaining KWIH Group as at 31 March 2005
Property Interest held by the Remaining KWIH Group in the PRC for Development			
"Shanghai Westwood" comprising of two pieces of sites, situated at Qin 19 and Qiu 20, Lot No. 701 Guangzhong Road, Zhabei District, Shanghai, the People's Republic of China	RMB1,802,000,000 (approximately HK$1,700,000,000)	100%	RMB1,802,000,000 (approximately HK$1,700,000,000)
		Total:	**RMB1,802,000,000 (approximately HK$1,700,000,000)**

VALUATION CERTIFICATE

Property	Description and tenure	Particulars of occupancy	Market Value in existing status as at 31 March 2005
"Shanghai Westwood" comprising of two pieces of sites, situated at Qiu 19 and Qiu 20, Lot No. 701 Guangzhong Road, Zhabei District, Shanghai, the People's Republic of China	The property comprises two pieces of irregular-shaped contiguous sites with the site areas of approximately 107,864 sq.m. and 41,236 sq.m. respectively, situated at the northeast and northwest corner of Guangzhong Road and a planned (to be constructed) road namely Pingxingguan Road. As advised, the property is held for development and is being developed into a residential development named "Shanghai Westwood" in three phases with a total gross floor area of approximately 466,129.48 sq.m. ("The Development"). Phase I started its construction works in September 2004 and is scheduled for completion in July 2006. Upon full completion, Phase I will provide a total of eight blocks of residential buildings known as Block Nos. 1–8 respectively, rising from 18 to 28-storey above a single basement together with a 2-storey retail building, a 2-storey club house and a utility building with a total gross floor area of 178,268.86 sq.m.	Superstructure construction works of Block Nos. 1, 3, 6 and 8 and retail building are under way whilst the piling works of Block Nos. 2, 4, 5 and 7 and club house are currently in progress. The sites for Phase II and Phase III are currently vacant pending development.	RMB1,802,000,000 (approximately HK$1,700,000,000)

Property	Description and tenure	Particulars of occupancy	Market Value in existing status as at 31 March 2005
	According to the area schedule provided to us, the respective uses and the gross floor areas of Phase I are planned as follows:	—	—

Portion	Approximate Gross Floor Area (*sq.m.*)
Above ground	
Residential	135,072.48
Retail	1,557.00
Club house	3,413.00
Utility building	1,442.00
Sub-total	**141,484.48**
Underground	
Basement	36,784.38
Total:	**178,268.86**

As advised by KWIH, Phase I will provide approximately 742 covered car parking spaces on basement level and 83 open car parking spaces on the ground.

As advised, Phase II has a development potential of the gross floor area of approximately 118,413.46 sq.m. for residential uses and the gross floor area of approximately 878.00 sq.m. for retail uses respectively. Phase II will also provide 644 covered car parking spaces on basement level and 71 open car parking spaces on the ground. According to the construction work schedule provided to us, Phase II construction work will start in February 2006 and is scheduled for completion in February 2008.

Property	Description and tenure	Particulars of occupancy	Market Value in existing status as at 31 March 2005
	According to the area schedule provided to us, the respective uses and the gross floor areas of Phase II are planned as follows:	—	—

Portion	Approximate Gross Floor Area (sq.m.)
Above ground	
Residential	118,413.46
Retail	878.00
Club house	—
Utility building	—
Sub-total	**119,291.46**
Underground	
Basement	15,361.24
Total:	**134,652.70**

As advised, Phase III has a development potential of the gross floor area of approximately 117,049.22 sq.m. for residential uses, and will also provide 1,087 covered car parking spaces on basement level and 121 open car parking spaces on the ground. According to the construction work schedule provided to us, Phase III construction work will start in August 2007 and is scheduled for completion in August 2009.

Property	Description and tenure	Particulars of occupancy	Market Value in existing status as at 31 March 2005
	According to area schedule provided to us, the respective uses and the gross floor areas of Phase III are planned as follows:	—	—

Portion	Approximate Gross Floor Area (sq.m.)
Above ground	
Residential	117,049.22
Retail	—
Club house	—
Utility building	—
Sub-total	**117,049.22**
Underground	
Basement	36,158.70
Total:	**153,207.92**

As advised, the residential buildings will be of reinforced concrete construction. The main entrance of Phase I will be situated onto a planned road namely Pingxingguan Road.

In addition, the Development will also provide community facilities including landscaped areas, manmade lake and a club house to be facility with indoor and out door swimming pool, tennis court and gym, etc.

Pursuant to two Certificates for Real Estate Ownership reference No. (2003) 002846 and No. (2003) 002851, both dated 10 March 2003, the property has been granted with a land use term of 70 years commencing from 29 January 2003 to 28 January 2073 for residential uses.

Notes:

1. Pursuant to the two Certificates for Real Estate Ownership Nos. (2003) 002846 and (2003) 002851, both dated 10 March 2003 issued by Shanghai Municipal Building and Land Resources Administration Bureau, the land use rights of (Qiu 19) and (Qiu 20) Lot No. 701, Guangzhong Road with the total site areas of 107,864.00 sq.m. and 41,236.00 sq.m. respectively have been granted to Shanghai Guoguang Real Estate Development Co., Ltd. (上海國廣房地產經營有限公司) for residential uses for a land use term of 70 years commencing from 29 January 2003 to 28 January 2073.

2. The PRC Legal Advisers have stated in their legal opinion, amongst other things, to the following:

   (i) The property comprises two site areas of part of 107,864.00 sq.m. and 41,236.00 sq.m. respectively and are held in the name of Shanghai Guoguang Real Estate Development Co., Ltd. (上海國廣房地產經營有限公司) ("Shanghai Guoguang") under two Certificates for Real Estate Ownership reference Nos. (2003) 002846 and (2003) 002851, both dated 10 March 2003.

   (ii) Shanghai Guoguang has the right to transfer the land use rights and construction in progress of the property, provided that the total amount of investment of development had been completed over 25% and prior consent from the relevant Government departments is obtained.

   (iii) Shanghai Guoguang has the right to mortgage the land use rights and construction in progress of the property.

   (iv) Shanghai Guoguang has the right to pre-sale and pre-lease the uncompleted buildings provided that presale permit is legally obtained.

   (v) Shanghai Guoguang is a wholly foreign owned corporation established by K.Wah (China) Investment Co., Ltd. in accordance with the laws of the PRC.

3. As advised by KWIH, K.Wah (China) Investment Co., Ltd. is 100% owned by KWIH.

4. As advised by KWIH, the estimated total construction cost of Phase I is approximately RMB544,208,539 and the construction costs expended in/on Phase I as at 31 March 2005 were approximately RMB 62,158,080. The estimated total construction cost for Phases II and III are RMB476,621,302 and RMB360,895,967 respectively. In the course of our valuation, we have taken into account the said construction costs.

5. The status of the title and grant of major approvals and licences in accordance with the information provided to us, is as follows:

Certificates for Real Estate Ownership	Yes
Master Layout Plan	Yes
Area Schedule	Yes

The following is the text of a letter, summary of value and valuation certificate, prepared for the purpose of incorporation in this circular received from Savills (Hong Kong) Limited, independent property valuers, in connection with their valuation as at 31 March 2005 of the property interest of the Remaining KWIH Group.

savills
第一太平戴維斯

Valuation Department
DL: (852) 2801 6100
F: (852) 2530 0756

23/F Two Exchange Square
Central, Hong Kong

EA LICENCE: C-002450
T: (852) 2842 4400
savills.com

The Board of Directors
K. WAH INTERNATIONAL HOLDINGS LIMITED
29/F., K. Wah Centre,
191 Java Road, North Point,
Hong Kong

Date: 30 June 2005

Dear Sirs,

PROPERTY: A PIECE OF SITE OF APPROXIMATELY 28,496 SQ.M., SITUATED AT PLOT PHASE III OF YANJIAZHAI ROAD, JINGAN DISTRICT, SHANGHAI, THE PEOPLE'S REPUBLIC OF CHINA

We refer to your instructions for us to value the captioned property interest held by Shanghai Jia Shen Real Estate Development Co., Ltd. (上海嘉申房地產開發經營有限公司) ("Shanghai Jia Shen") in the People's Republic of China (the "PRC"). We confirm that we have carried out inspection, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the Market Value of the property interest as at 31 March 2005 (the "Date of Valuation").

We confirm that we are not aware of any conflict of interest preventing us from providing you with an independent valuation of the property.

Our valuation is made in accordance with the Practice Statements of the Royal Institution of Chartered Surveyors' (RICS) Appraisal and Valuation Standards ("the Red Book") published in February 2003, which is effective from 1 May 2003, Chapter 5 and Practice Note 12 to the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited and the "Hong Kong Guidance Notes on the Valuation of Property Assets" published by the Royal Institution of Chartered Surveyors (Hong Kong Branch) and The Hong Kong Institute of Surveyors.

You have instructed us to value the property on the basis of Market Value, the definition of which is set out at Practice Statement 3.2 and defined as follows:

> *"The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller, in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion."*

The estimated amount is the best price reasonably obtainable by the seller and the most advantageous price reasonably obtainable by the buyer. This estimate specifically excludes an estimated price inflated or deflated by special terms or circumstances such as atypical financing, sale and leaseback arrangements, special considerations or concessions granted by anyone associated with the sale, or any element of special value.

Our valuation has been made on the assumption that the property interest is sold on the (open) market in its existing state without the effect of deferred term contract, leaseback, joint venture, management agreement or any similar arrangement which might serve to affect the value of the property interest.

Unless otherwise stated, we have valued the property interests by the comparison method on the assumption that the property can be sold with the benefit of vacant possession. Comparison based on prices realized on actual sales or offerings of comparable properties is made. Comparable properties with similar sizes, character and locations are analyzed, and carefully weighted against all respective advantages and disadvantages of each property in order to arrive at a fair comparison of value.

In valuing the property interests which are currently held by you under or for future development in the PRC, we have valued them by the direct comparison approach by making reference to comparable market transactions in the locality.

Unless otherwise stated, based on the advice of your legal adviser Zhong Lun Law Firm (the "PRC Legal Advisers") we have assumed that the owner of the property interest has enforceable title to the property interest, and has free and uninterrupted rights to use the property for the whole of the unexpired term granted subject to payment of annual land use fee and that all requisite land use rights grant premium/purchase consideration payable have been fully settled. Furthermore, we have valued it on the assumption that it is freely disposable and transferable to third parties on the (open) market without paying any additional premium or other onerous payment.

Other special assumptions of the property, if any, have been stated in the footnotes of the valuation certificate for the property.

We have not, however, searched the original documents to verify ownership or to ascertain the existence of any amendments which do not appear on the copies handed to us. We have relied on the advice given by you and the PRC Legal Advisers on PRC laws, regarding the title to the property interests. In our valuation, we have taken into account the legal opinion of the PRC Legal Advisers, and we have assumed that the owner of the property interests has enforceable title thereto. While we have exercised our professional judgment in arriving at our valuation, you are urged to consider our valuation assumptions with caution.

We have relied on the advice given by you regarding the title to the property interest in the PRC. For the purpose of our valuation, based on the advice of the PRC Legal Advisers we have assumed that the owner has enforceable title to the property interest. In our valuation, we have exercised our professional judgment in arriving at the valuation but you are urged to consider our valuation assumptions with caution.

We have inspected the property. However, we have not carried out investigations on site to determine the suitability of the ground conditions and the services etc. for any future development. Our valuation is prepared on the assumption that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during the construction period.

Having examined all relevant documentation, we have relied to a considerable extent on the information given by you, particularly in respect of planning approvals or statutory notices, easements, tenures, development proposals, site and floor areas and in the identification of the property in which you have a valid interest. All documents have been used for reference only. Except otherwise stated, all dimensions, measurements and areas included are based on information contained in the documents provided to us by you and are therefore approximate. We have no reason to doubt the truth and accuracy of the information provided to us. We have also been advised by you that no material facts have been omitted from the information provided and have no reason to suspect that any material information has been withheld.

Unless otherwise stated, no allowance has been made in our valuation for any charges, mortgages or amounts owing on the property valued nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property is free from encumbrances, restrictions and outgoings of an onerous nature which could affect its value.

We have assumed that the property has not suffered any land contamination in the past, nor is it likely to become so contaminated in the foreseeable future. We have not carried out any soil tests or made any other investigations in this respect, and we cannot assess the likelihood of any such contamination.

Unless otherwise stated, the property value is denominated in RENMINBI. The exchange rate used in our valuation is RMB8.277 to US$1.000 and HK$1.000 to RMB1.060 which were prevailing as at the Date of Valuation. There has been no significant fluctuation in exchange rate between the Date of Valuation and the date of this letter.

Finally, in accordance with the recommendations of the RICS, we would state that this report is provided solely for the purpose stated above. It is for the use only of the party to whom it is addressed, and no responsibility is accepted to any third party for the whole or any part of its contents. Any such parties rely upon this report at their own risk. Neither the whole nor any part of this report or any reference to it may be included now, or at any time in the future, in any published document, circular or statement, nor published, referred to or used in any way without our written approval of the form and context in which it may appear.

We enclose herewith the summary of value and the valuation certificate.

Yours faithfully,
For and on behalf of
Savills (Hong Kong) Limited

Gilbert C H Chan *BSc, MHKIS, RPS(GP)*
Associate Director
Valuation and Consultancy

Franco P L Liu *BSc(Hons), MHKIS*
Associate Director
Valuation and Consultancy

Note: Both Mr Gilbert Chan and Mr Franco Liu are chartered surveyors with over 12 years and 9 years property valuation experience respectively in Hong Kong and 9 years and 5 years property valuation experience respectively in the PRC.

SUMMARY OF VALUE

Property	Market Value in existing state as at 31 March 2005	Interest attributable to the Remaining KWIH Group	Market Value attributable to the Remaining KWIH Group as at 31 March 2005
Property Interest held by the Remaining KWIH Group in the PRC for Development			
Plot Phase III of Yanjiazhai, Jingan District, Shanghai, the People's Republic of China	RMB857,000,000 (approximately HK$808,490,566)	99%	RMB848,430,000 (approximately HK$800,405,660)
		Total:	**RMB848,430,000 (approximately HK$800,405,660)**

VALUATION CERTIFICATE

Property	Description and tenure	Particulars of occupancy	Market Value in existing status as at 31 March 2005
Plot Phase III of Yanjiazhai, Jingan District, Shanghai, the People's Republic of China	The property comprises a residential development (the "Development") to be constructed on an irregular-shaped site with the total site area of 28,496 sq.m., situated to the south of a planned road which is next to the south of Wanhangdu Road and to the east of Zhenning Road. As advised, the whole development is scheduled to be completed in December 2007. Upon full completion, the Development will provide a block of 2-storey townhouses with four contiguous townhouse units provided, six blocks of 12-storey to 30-storey high-rise residential buildings above 2-storey car parking basement known as T1–T3 and T5–T7 respectively, together with a 2-storey clubhouse and utility buildings with a total gross floor area of approximately 123,850.89 sq.m.. According to the area schedules provided to us, the respective uses and the gross floor areas of the Development are planned as follows:	Currently erected on the site are mainly low-rise old style residential buildings pending demolition. As instructed, we have valued the property as a site on a vacant possession basis and have assumed the site formation works for residential development have been completed.	RMB857,000,000 (approximately HK$808,490,566)

Portion	Approximate Gross Floor Area (sq.m.)
Above ground	
Apartment	93,022.68
Townhouse	681.18
Retail	700.00
Club House	1,902.03
Market	3,000.00
Tennis/Recreation	523.00
Sub-total	**99,828.89**
Underground	
Basement	24,022.00
Total:	**123,850.89**

Property	Description and tenure	Particulars of occupancy	Market Value in existing status as at 31 March 2005
	According to the area schedule provided to us, the approximate gross floor areas and residential unit numbers of the apartment and townhouse portion are planned as follows:	—	—

Block No.	Levels	Unit Nos	Approximate Gross Floor Area (sq.m.)
Apartment			
T1	30	54	13,332.13
T2	30	52	17,478.81
T3	30	107	26,467.10
T5	14–16	64	17,644.94
T6	12–18	58	11,360.22
T7	13–18	50	6,739.48
Sub-total:		**385**	**93,022.68**
Townhouse	2	4	681.18
Grand-total:		**389**	**93,703.86**

In addition, the Development will also provide community facilities including tennis court, landscape areas and a clubhouse facility with indoor and outdoor swimming pools and gym, etc. The residential buildings will be of reinforced concrete construction. As advised, the Development will provide approximately 480 car parking spaces on the basement. Pursuant to the Grant Contract for State-owned Land Use Rights reference No. (2002) 048, the land use rights of the property have been granted for a term of 70 years.

Notes:

1. Pursuant to the Grant Contract for State-owned Land Use Rights reference No. (2002) 048 dated 28 August 2002, entered into between Shanghai Municipal Jingan District Building and Land Administration Bureau (Party A) and K.Wah (China) Investment Co., Ltd. (嘉華(中國)投資有限公司) (99%), Shanghai Shen Cheng Real Estate Development Corporation (上海申城房地產開發實業總公司) (1%) (Party B), Party A has granted the land use rights of Plot Phase III of Yanjiazhai, Jingan District, Shanghai with a total site area of 28,496 sq.m. in its existing state to Party B at a land use rights grant premium of RMB2,691,360 for a land use term of 70 years. The salient conditions contained in the above Contract and the attached Land Use Regulations regarding the development of the property are summarised as follows:

(i)	Permitted land use	:	Residential
(ii)	Land use term	:	70 years
(iii)	Plot Ratio	:	Not exceeding 40,000 sq.m. per hectare (total gross floor area shall not exceed 113,984 sq.m.)
(iv)	Greenery ratio	:	Not less than 35% of the site area

2. Pursuant to the Supplementary Contract in respect of Grant Contract for State-owned Land Use Rights reference No. (2002) 048 dated 28 August 2002, entered into between Shanghai Jing-An District People Government (上海市靜安區人民政府) (Party A) and K.Wah (China) Investment Co., Ltd. (嘉華(中國)投資有限公司) (99%), Shanghai Shen Cheng Real Estate Development Corporation (上海申城房地產開發實業總公司) (1%) (Party B), some salient conditions of which are adjusted as follows:

   (i) The permitted plot ratio should not exceed 4. Should the actual plot ratio exceed 4 subject to the approval by the relevant government authorities, Party B should pay the cost of provisions of public utilities at a unit rate of RMB 320 per sq.m. on gross floor area as well as the land use rights grant premium for the increased gross floor area.

   (ii) According to the planning conditions of the Plot, the Plot shall be in-site equipped with a transformer station of 110 KV with a site area of not less than 2,000 sq.m.. As per the request by Party B, the transformer station shall be moved outside the Plot to a distance not less than 100 metres to the red-line of the site. The compensation fee of RMB 18,000,000 for said move shall be borne by Party B.

3. Pursuant to the Appointment Contract for the Demolition and Resettlement Works and Provisions of Public Utilities dated 28 August 2002 and entered into between Shanghai Jing-An District People Government (上海市靜安區人民政府) (Party A) and K.Wah (China) Investment Co., Ltd. (嘉華(中國)投資有限公司), Shanghai Shen Cheng Real Estate Development Corporation (上海申城房地產開發實業總公司) (Party B), Party B has appointed Party A to carry out the demolition and resettlement works and provision of public utilities of the Plot Phase III of Yanjiazhai. The total site area is 28,496 sq.m. and the total gross floor area is 113,984 sq.m.. The total cost for demolition and resettlement works and provision of public utilities is RMB343,773,353.

4. The PRC Legal Advisers have stated in their legal opinion, amongst other things, the following:

   (i) Shanghai Jia Shen has fully settled all the land use rights grant premium in accordance with the requirements set out in the Grant Contract for State-owned Land Use Rights.

   (ii) Shanghai Jia Shen should have no legal impediment in obtaining relevant Certificate for Real Estate Ownership once the relevant Land Use Rights Grant Premium and the cost of Demolition and Resettlement Works and Provisions of Public Utilities have been fully settled.

   (iii) Shanghai Jia Shen has the right to transfer the land use rights of the property, provided that a valid Certificate for Real Estate Ownership is obtained, over 25% of the total amount of investment of development is completed, relevant title documentation is obtained under its name, and prior consent from the relevant Government departments is obtained.

(iv) Shanghai Jia Shen is a joint venture company established in accordance with the laws of the PRC, which is a 99% owned subsidiary company of K.Wah (China) Investment Co., Ltd. Profit sharing is in accordance with the equity holding stake.

(v) The business licence was issued to Shanghai Jia Shan on 26 March 2003.

5. As advised by KWIH, K.Wah (China) Investment Co., Ltd. is 100% owned by KWIH.

6. The status of the title and grant of major approvals and licenses, in accordance with the information provided to us, is as follows:

Grant Contract for State-owned Land Use Rights	Yes
Supplementary Contract in respect of Grant Contract for State-owned Land Use Rights	Yes
Appointment Contract for the Demolition and Resettlement Works and Provisions of Public Utilities	Yes
Certificate for Real Estate Ownership	No
Master Layout Plan	Yes

The following is the text of a letter, summary of value and valuation certificate, prepared for the purpose of incorporation in this circular received from Savills (Hong Kong) Limited, independent property valuers, in connection with their valuation as at 31 March 2005 of the property interests of the Remaining KWIH Group.

savills
第一太平戴維斯

Valuation Department
DL: (852) 2801 6100
F: (852) 2530 0756

23/F Two Exchange Square
Central, Hong Kong

EA LICENCE: C-002450
T: (852) 2842 4400
savills.com

The Board of Directors
K. WAH INTERNATIONAL HOLDINGS LIMITED
29/F., K. Wah Centre,
191 Java Road, North Point,
Hong Kong
The People's Republic of China

Date: 30 June 2005

Dear Sirs,

PROPERTY: RETAIL PORTION (NOS. 3 AND 5, LANE 458, WANHANGDU ROAD AND NOS. 446, 450, 456, 442 WANHANGDU ROAD) AND 30 CAR PARKING SPACES ON BASEMENT LEVEL 1 (NOS.1–20, 23, 27, 34, 37, 40, 41 AND 51–54, NO. 436 WANHANGDU ROAD) OF CHEZ MOI, JINGAN DISTRICT, SHANGHAI, THE PEOPLE'S REPUBLIC OF CHINA

We refer to your instructions for us to value the captioned property interest held by Shanghai Jiagangcheng Real Estate Development Co., Ltd. (上海嘉港城房地產開發經營有限公司) ("Shanghai Jiagangcheng") in the People's Republic of China (the "PRC"). We confirm that we have carried out inspection, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the Market Value of the property interest as at 31 March 2005 (the "Date of Valuation").

We confirm that we are not aware of any conflict of interest preventing us from providing you with an independent valuation of the property.

Our valuation is made in accordance with the Practice Statements of the Royal Institution of Chartered Surveyors' (RICS) Appraisal and Valuation Standards ("the Red Book") published in February 2003, which is effective from 1 May 2003, Chapter 5 and Practice Note 12 to the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited and the "Hong Kong Guidance Notes on the Valuation of Property Assets" published by the Royal Institution of Chartered Surveyors (Hong Kong Branch) and The Hong Kong Institute of Surveyors.

Our valuation has been made on the basis of Market Value, the definition of which is set out at Practice Statement 3.2 and which is defined as follows:

> *"The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller, in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion."*

The estimated amount is the best price reasonably obtainable by the seller and the most advantageous price reasonably obtainable by the buyer. This estimate specifically excludes an estimated price inflated or deflated by special terms or circumstances such as atypical financing, sale and leaseback arrangements, special considerations or concessions granted by anyone associated with the sale, or any element of special value.

Our valuation has been made on the assumption that the property interest is sold on the (open) market in its existing state without the effect of deferred term contract, leaseback, joint venture, management agreement or any similar arrangement which might serve to affect the value of the property interest.

In arriving at our opinion of the Market Value of the property, we have valued it by the comparison method assuming sale with the benefit of vacant possession and by making reference to comparable sales evidence as available in the relevant market.

Unless otherwise stated, based on the advice of your legal advisers Zhong Lun Law Firm (the "PRC Legal Advisers") we have assumed that the owner of the property interest has enforceable title to the property interest, and has free and uninterrupted rights to use the property for the whole of the unexpired term granted subject to payment of annual land use fee and that all requisite land use rights grant premium / purchase consideration payable have been fully settled. Furthermore, we have valued it on the assumption that it is freely disposable and transferable to third parties on the (open) market without paying any additional premium or other onerous payment.

Other special assumptions of the property, if any, have been stated in the footnotes of the valuation certificate for the property.

We have not, however, searched the original documents to verify ownership or to ascertain the existence of any amendments which do not appear on the copies handed to us. We have relied on the advice given by you and the PRC Legal Advisers on PRC laws, regarding the title to the property interests. In our valuation, we have taken into account the legal opinion of the PRC Legal Advisers, and we have assumed that the owner of the property interests has enforceable title thereto. While we have exercised our professional judgment in arriving at our valuation, you are urged to consider our valuation assumptions with caution.

We have relied on the advice given by you regarding the title to the property interest in the PRC. For the purpose of our valuation, based on the advice of the PRC Legal Advisers we have assumed that the owner has enforceable title to the property interest. In our valuation, we have exercised our professional judgment in arriving at the valuation but you are urged to consider our valuation assumptions with caution.

We have inspected the property. However, we have not carried out investigations on site to determine the suitability of the ground conditions and the building services etc. for any future development. Our valuation is prepared on the assumption that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during the construction period.

Having examined all relevant documentation, we have relied to a considerable extent on the information given by you, particularly respect of planning approvals or statutory notices, easements, tenures, occupancy, tenancy, site and floor areas and in the identification of the property in which you have valid interest. All documents have been used for reference only. Except otherwise stated, all dimensions, measurements and areas included are based on information contained in the documents provided to us by you and are therefore approximate. We have no reason to doubt the truth and accuracy of the information provided to us. We have also been advised by you that no material facts have been omitted from the information provided and have no reason to suspect that any material information has been withheld.

Unless otherwise stated, no allowance has been made in our valuation for any charges, mortgages or amounts owing on the property valued nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property is free from encumbrances, restrictions and outgoings of an onerous nature which could affect its value.

We have assumed that the property has not suffered any land contamination in the past, nor is it likely to become so contaminated in the foreseeable future. We have not carried out any soil tests or made any other investigations in this respect, and we cannot assess the likelihood of any such contamination.

Unless otherwise stated, the property value is denominated in RENMINBI. The exchange rate used in our valuation is RMB8.277 to US$1.000 and HK$1.000 to RMB1.060 which were prevailing as at the Date of Valuation. There has been no significant fluctuation in exchange rate between the Date of Valuation and the date of this letter.

Finally, in accordance with the recommendations of the RICS, we would state that this report is provided solely for the purpose stated above. It is for the use only of the party to whom it is addressed, and no responsibility is accepted to any third party for the whole or any part of its contents. Any such parties rely upon this report at their own risk. Neither the whole nor any part of this report or any reference to it may be included now, or at any time in the future, in any published document, circular or statement, nor published, referred to or used in any way without our written approval of the form and context in which it may appear.

We enclose herewith the summary of value and the valuation certificate.

Yours faithfully,
For and on behalf of
Savills (Hong Kong) Limited

Gilbert C H Chan *BSc, MHKIS, RPS(GP)*
Associate Director
Valuation and Consultancy

Franco P L Liu *BSc(Hons), MHKIS*
Associate Director
Valuation and Consultancy

Note: Both Mr Gilbert Chan and Mr Franco Liu are chartered surveyors with over 12 years and 9 years property valuation experience respectively in Hong Kong and 9 years and 5 years property valuation experience respectively in the PRC.

SUMMARY OF VALUES

Property	Market Value in existing state as at 31 March 2005	Interest attributable to the Remaining KWIH Group	Market Value attributable to the Remaining KWIH Group as at 31 March 2005
Property Interest held by the Remaining KWIH Group in the PRC for Investment			
Retail Portion (Nos. 3 and 5, Lane 458, Wanhangdu Road and Nos. 446, 450, 456, 442 Wanhangdu Road) and 30 Car Parking Spaces on Basement Level 1 (Nos. 1–20, 23, 27, 34, 37, 40, 41 and 51–54, No. 436 Wanhangdu Road) of Chez Moi, Jingan District, Shanghai, the People's Republic of China	RMB39,650,000 (approximately HK$37,405,660)	95%	RMB37,667,500 (approximately HK$35,535,377)
		Total:	**RMB37,667,500 (approximately HK$35,535,377)**

VALUATION CERTIFICATE

Property	Description and tenure	Particulars of occupancy	Market Value in existing status as at 31 March 2005
Retail Portion (Nos. 3 and 5, Lane 458, Wanhangdu Road and Nos. 446, 450, 456, 442 Wanhangdu Road) and 30 Car Parking Spaces on Basement Level 1 (Nos.1–20, 23, 27, 34, 37, 40, 41 and 51–54, No. 436 Wanhangdu Road) of Chez Moi, Jingan District, Shanghai, the People's Republic of China	Chez Moi comprises two blocks of 20 to 33-storey residential buildings known as Nos. 1–6 (without No.4) above a single-storey car parking basement and a 2-storey retail building. It is of reinforced concrete construction and was completed in March 2001. The Property under consideration comprises Retail portion (Nos. 3 and 5, Lane 458, Wanhangdu Road and Nos. 446, 450, 456, 442 Wanhangdu Road) and 30 Car Parking Spaces on Basement Level 1 (Nos.1–20, 23, 27, 34, 37, 40, 41 and 51–54, No. 436 Wanhangdu Road No. 436 Wanhangdu Road). According to the Certificate for Real Estate Ownership, the gross floor area of the constituent units of the retail portion is as follows:	According to the information provided to us, about 954.1 sq.m. of the retail portion were, as at the Valuation Date subject to various tenancy agreements at a total monthly rent of approximately RMB63,000 (including management fees). Such tenancies are mainly for terms of 3–5 years commencing between 1 March 2002 and 1 March 2004. The remainder of the property is owner occupied/or vacant. The 30 car parking spaces are currently in vacant possession.	RMB39,650,000 (approximately HK$37,405,660)

Block No.	Units	sq.m.
No. 3	Level 1	240.64
No. 5	Level 1	131.12
No. 446	Level 1	132.10
No. 450	Level 1	132.61
No. 456	Level 1	165.77
No. 442	101	190.37
No. 442	201	139.90
No. 442	202	383.72
No. 442	203	228.12
Total		**1,744.35**

According to the Certificate for Real Estate Ownership reference No. (2001) 002201, the land use rights of the property have been granted for a land use term of 70 years commencing on 26 August 1997, expiring 25 August 2067.

The planning or zoning use is residential.

Notes:

1. Pursuant to the Certificate for Real Estate Ownership reference No. (2001) 002201 dated 28 March 2001 issued by Shanghai Housing and Land Administration Bureau, the ownership of the Property which situated at Nos. 1–3 and 5–6, Lane 458, Wanhangdu Road and Nos. 436, 442, 446, 450, 456 Wanhangdu Road with

a total gross floor area of approximately 88,967.83 sq.m., is vested in the name of Shanghai Jiagangcheng ("上海嘉港城") and the land use rights of the Property with a site area of approximately 15,857.00 sq.m. have been granted for a land use term of 70 years commencing on 26 August 1997 and expiring 25 August 2067 for residential uses.

The subject property is within the said 88,967.83 sq.m..

2. The PRC Legal Advisers have stated in their legal opinion, amongst other things:

   (i) The property is held in the name of 上海嘉港城 under the Certificate for Real Estate Ownership reference No. (2001) 002201 dated 28 March 2001.

   (ii) Shanghai Jiagangcheng assign, lease the property during the land use rights term.

   (iii) Shanghai Jiagangcheng is a joint venture company with the registered capital injected by Colour Day International Ltd (香港彩虹日國際有限公司) and Shanghai Shen Cheng Real Estate Development Corporation (上海申城房地產開發實業總公司) in the ratio of 95% and 5% respectively. Profit sharing is in accordance with the equity holding stake.

   (iv) The (renewed) Business Licence was issued to Shanghai Jiagangcheng on 25 February 2003.

3. As advised by KWIH, Colour Day International Ltd is 100% owned by KWIH.

4. The status of the title and grant of major approvals and licences in accordance with the information provided to us are as follows:

Certificate for Real Estate Ownership	Yes

The following is the text of a letter, summary of value and valuation certificate, prepared for the purpose of incorporation in this circular received from Savills (Hong Kong) Limited, independent property valuers, in connection with their valuation as at 31 March 2005 of the property interest of the Remaining KWIH Group.

savills
第一太平戴維斯

The Board of Directors
K. WAH INTERNATIONAL HOLDINGS LIMITED
29/F., K. Wah Centre,
191 Java Road, North Point,
Hong Kong

Valuation Department
DL: (852) 2801 6100
F: (852) 2530 0756

23/F Two Exchange Square
Central, Hong Kong

EA LICENCE: C-002450
T: (852) 2842 4400
savills.com

Date: 30 June 2005

Dear Sirs,

PROPERTY : TWO PIECES OF SITES SITUATED AT LOT NOS. A AND B, NO. 68 JIANGUO WEST ROAD, XUHUI DISTRICT, SHANGHAI, THE PEOPLE'S REPUBLIC OF CHINA

We refer to your instructions for us to value the captioned property interest held by Shanghai Jia Zhao Real Estate Development Co., Ltd. (上海嘉兆房地產開發經營有限公司) in the People's Republic of China (the "PRC"). We confirm that we have carried out inspection, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the Market Value of the property interest as at 31 March 2005 (the "Date of Valuation").

We confirm that we are not aware of any conflict of interest preventing us from providing you with an independent valuation of the property.

Our valuation is made in accordance with the Practice Statements of the Royal Institution of Chartered Surveyors' (RICS) Appraisal and Valuation Standards ("the Red Book") published in February 2003, which is effective from 1 May 2003, Chapter 5 and Practice Note 12 to the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited and the "Hong Kong Guidance Notes on the Valuation of Property Assets" published by the Royal Institution of Chartered Surveyors (Hong Kong Branch) and The Hong Kong Institute of Surveyors.

Our valuation has been made on the basis of Market Value, the definition of which is set out at Practice Statement 3.2 and defined as follows:

> *"The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller, in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion."*

The estimated amount is the best price reasonably obtainable by the seller and the most advantageous price reasonably obtainable by the buyer. This estimate specifically excludes an estimated price inflated or deflated by special terms or circumstances such as atypical financing, sale and leaseback arrangements, special considerations or concessions granted by anyone associated with the sale, or any element of special value.

Our valuation has been made on the assumption that the property interest is sold on the (open) market in its existing state without the effect of deferred term contract, leaseback, joint venture, management agreement or any similar arrangement which might serve to affect the value of the property interest.

Unless otherwise stated, we have valued the property interests by the comparison method on the assumption that the property can be sold with the benefit of vacant possession. Comparison based on prices realized on actual sales or offerings of comparable properties is made. Comparable properties with similar sizes, character and locations are analyzed, and carefully weighted against all respective advantages and disadvantages of each property in order to arrive at a fair comparison of value.

In valuing the property interests which are currently held by you under or for future development in the PRC, we have valued them by the direct comparison approach by making reference to comparable market transactions in the locality.

Unless otherwise stated, based on the advice of your legal advisers Longan Law Firm (the "PRC Legal Advisers") we have assumed that the owner of the property interest has enforceable title to the property interest, and has free and uninterrupted rights to use the property for the whole of the unexpired term granted subject to payment of annual land use fee and that all requisite land use rights grant premium/purchase consideration payable have been fully settled. Furthermore, we have valued it on the assumption that it is freely disposable and transferable to third parties on the (open) market without paying any additional premium or other onerous payment.

Other special assumptions of the property, if any, have been stated in the footnotes of the valuation certificate for the property.

We have not, however, searched the original documents to verify ownership or to ascertain the existence of any amendments which do not appear on the copies handed to us. We have relied on the advice given by you and the PRC Legal Advisers on PRC laws, regarding the title to the property interests. In our valuation, we have taken into account the legal opinion of the PRC Legal Advisers, and we have assumed that the owner of the property interests has enforceable title thereto. While we have exercised our professional judgment in arriving at our valuation, you are urged to consider our valuation assumptions with caution.

We have relied on the advice given by you regarding the title to the property interest in the PRC. For the purpose of our valuation, based on the advice of the PRC Legal Advisers we have assumed that the owner has enforceable title to the property interest. In our valuation, we have exercised our professional judgment in arriving at the valuation but you are urged to consider our valuation assumptions with caution.

We have inspected the property. However, we have not carried out investigations on site to determine the suitability of the ground conditions and the building services etc. for any future development. Our valuation is prepared on the assumption that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during the construction period.

Having examined all relevant documentation, we have relied to a considerable extent on the information given by you, particularly in respect of planning approvals or statutory notices, easements, tenures, development proposals, site and floor areas and in the identification of the property in which you have a valid interest. All documents have been used for reference only. Except otherwise stated, all dimensions, measurements and areas included are based on information contained in the documents provided to us by you and are therefore approximate. We have no reason to doubt the truth and accuracy of the information provided to us. We have also been advised by you that no material facts have been omitted from the information provided and have no reason to suspect that any material information has been withheld.

Unless otherwise stated, no allowance has been made in our valuation for any charges, mortgages or amounts owing on the property valued nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property is free from encumbrances, restrictions and outgoings of an onerous nature which could affect its value.

We have assumed that the property has not suffered any land contamination in the past, nor is it likely to become so contaminated in the foreseeable future. We have not carried out any soil tests or made any other investigations in this respect, and we cannot assess the likelihood of any such contamination.

Unless otherwise stated, the property value is denominated in RENMINBI. The exchange rate used in our valuation is RMB8.277 to US$1.000 and HK$1.000 to RMB1.060 which were prevailing as at the Date of Valuation. There has been no significant fluctuation in exchange rate between the Date of Valuation and the date of this letter.

Finally, in accordance with the recommendations of the RICS, we would state that this report is provided solely for the purpose stated above. It is for the use only of the party to whom it is addressed, and no responsibility is accepted to any third party for the whole or any part of its contents. Any such parties rely upon this report at their own risk. Neither the whole nor any part of this report or any reference to it may be included now, or at any time in the future, in any published document, circular or statement, nor published, referred to or used in any way without our written approval of the form and context in which it may appear.

We enclose herewith the summary of value and the valuation certificate.

Yours faithfully,
For and on behalf of
Savills (Hong Kong) Limited

Gilbert C H Chan *BSc, MHKIS, RPS(GP)*
Associate Director
Valuation and Consultancy

Franco P L Liu *BSc(Hons), MHKIS*
Associate Director
Valuation and Consultancy

Note: Both Mr Gilbert Chan and Mr Franco Liu are chartered surveyors with over 12 years and 9 years property valuation experience respectively in Hong Kong and 9 years and 5 years property valuation experience respectively in the PRC.

SUMMARY OF VALUE

Property	Market Value in existing state as at 31 March 2005	Interest attributable to the Remaining KWIH Group	Market Value attributable to the Remaining KWIH Group as at 31 March 2005
Property Interest held by the Remaining KWIH Group in the PRC for Development			
Lot Nos. A and B, No. 68 Jianguo West Road, Xuhui District, Shanghai, the People's Republic of China	RMB1,301,000,000 (approximately HK$1,227,358,491)	100%	RMB1,301,000,000 (approximately HK$1,227,358,491)
		Total:	**RMB1,301,000,000 (approximately HK$1,227,358,491)**

VALUATION CERTIFICATE

Property	Description and tenure	Particulars of occupancy	Market Value in existing status as at 31 March 2005
Lot Nos. A and B, No. 68 Jianguo West Road, Xuhui District, Shanghai, the People's Republic of China	The property comprises a residential development (the "Development") to be constructed on two pieces of irregular-shaped contiguous sites with the total site area of approximately 38,389.00 sq.m. known as Lot Nos. A and B, No. 68 Jianguo West Road respectively and situated at the northwest and northeast corner of Jianguo West Road and Jiashan Road. As advised, the Development is scheduled to be completed in October 2007. Upon full completion, the Development will provide a block of 31-storey serviced apartment building, three blocks of 13 to 32-storey residential buildings known as TA1-TA7, two blocks of 13 to 28-storey residential buildings known as TB1-TB5 above a basement and together with a 2-storey clubhouse, retail buildings and utility buildings with a total gross floor area of approximately 183,597.20 sq.m..	Currently erected on the site are mainly low-rise old styles residential buildings pending for demolition. As instructed, we have valued the property as a site on a vacant possession basis and have assumed the site formation works for residential development would have been completed.	RMB1,301,000,000 (approximately HK$1,227,358,491)

Property	Description and tenure	Particulars of occupancy	Market Value in existing status as at 31 March 2005
	According to the area schedule provided to us, the approximate gross floor areas of the Development are planned as follows:	—	—

Portion	Approximate Gross Floor Area *(sq.m.)*
Above Ground	
Apartment	86,257.00
Serviced Apartment	35,778.00
Retail of Serviced Apartment	5,519.00
Club House	2,946.00
Retail	5,668.20
Utility Building	3,429.00
Sub-total:	**139,597.20**
Under Ground	
Basement	44,000.00
Total:	**183,597.20**

The residential buildings will be of reinforced concrete construction. The main entrances of the Development are situated on the Jianguo West Road and Jiashan Road. As advised, the Development will provide approximately 950 carparking spaces in the basement.

Notes:

1. Pursuant to two Certificates for Real Estate Ownership (the "Certificates") reference No. (2004) 010218 and No. (2002) 004664, dated 4 March 2004 and 22 May 2002 issued by Shanghai Municipal Building and Land Resources Administration Bureau, the land use rights of Lot Nos. A and B No. 68 Jianguo West Road with the total site areas of 26,686 sq.m. and 11,203 sq.m. respectively have been granted to Shanghai Jia Zhao Real Estate Development Co., Ltd. (上海嘉兆房地產開發經營有限公司) for residential uses for a land use term commencing from 11 September 2001 to 21 January 2065.

2. Pursuant to the Planning Permit for Construction Land reference No. (2005) 00050114E00010, dated 10 January 2005 issued by Shanghai Municipal Planning Administration Bureau, the total site area of No. 68 Jianguo West Road is approximately 38,389 sq.m. owned by Shanghai Jia Zhao Real Estate Development Co., Ltd. (上海嘉兆房地產開發經營有限公司) ("Shanghai Jia Zhao").

3. Regarding the inconsistency of the site area of the property as stipulated in two Certificates for Real Estate Ownership reference No. (2004) 010218 and No. (2002) 004664 (37,889 sq.m.) and the site area as stipulated in the Planning Permit for Construction Land reference No. (2005) 00050114E00010 (38,389 sq.m.), we have been instructed by KWIH to prepare our valuation based on the site area of 38,389 sq.m. as

stipulated in the Planning Permit for Construction Land. In the course of our valuation, we have assumed that any additional land premium payable for the additional site area obtained have been settled in full and upon transfer of the property, no additional land use rights grant premium or onerous charges of substantial amount will be levied by related government authority.

4. The PRC Legal Advisers have stated in their legal opinion, amongst other things, to the following:

   (i) The property comprises a site area of approximately 38,389 sq.m. and is held in the name of Shanghai Jia Zhao under two Certificates for Real Estate Ownership reference No. (2004) 010218 and No. (2002) 004664, dated 4 March 2004 and 22 May 2002 respectively.

   (ii) Shanghai Jia Zhao has the right to develop the property.

   (iii) Shanghai Jia Zhao has the right to transfer the land use rights of the property, provided that a valid Certificate for Real Estate Ownership is obtained, over 25% of the total amount of investment of development is completed, relevant title document is obtained under its name, and prior consent from relevant Government departments is obtained.

   (iv) According to the Co-operation Contract and the Co-operation Memorandum of Shanghai Jia Zhao, Minter Limited has actual 100% equity interest of Shanghai Jia Zhao.

   (v) The (renewed) Business Licence was issued to Shanghai Jia Zhao on 11th March 2004.

5. As advised by KWIH, Minter Limited is 100% owned by KWIH.

6. The status of the title and grant of major approvals and licenses, in accordance with the information provided to us, is as follows:

Certificates for Real Estate Ownership	Yes
Planning Permit for Construction Land	Yes
Master Layout Plan	Yes
Area Schedule	Yes

The following is the text of a letter, summary of valuation and valuation certificates, prepared for the purpose of incorporation in this circular received from Vigers Appraisal & Consulting Limited, an independent property valuer, in connection with its valuation as at 31 March 2005 of property interests of the KWCM Group.

Vigers Appraisal & Consulting Limited
International Asset Appraisal Consultants
10th Floor, The Grande Building
398 Kwun Tong Road
Kowloon
Hong Kong

VIGERS 威格斯

The Directors
K. Wah Construction Materials Limited and
K. Wah International Holdings Limited
29/F, K. Wah Centre,
191 Java Road, North Point,
Hong Kong

Date: 30 June 2005

Dear Sirs,

In accordance with your instructions for us to value of the property interests exhibited to us as held and leased by K. Wah Construction Materials Limited ("KWCM") and its subsidiaries (together referred to as the "KWCM Group") and K. Wah International Holdings Limited (the "KWIH") and its subsidiaries (together referred to as the "KWIH Group") in the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong"), the Macau Special Administrative Region of the People's Republic of China ("Macau") and the People's Republic of China ("the PRC"), we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the market value of such property interests as at 31 March 2005.

Our valuation is our opinion of the market value of the property interest which we would define market value as intended to mean "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

In valuing the property interests in Group I, which are held by the KWCM Group and the KWIH Group in Hong Kong, direct comparison approach is adopted with reference to comparable transactions in the open market and on the basis of vacant possession.

In valuing the property interest in Group II, we have adopted direct comparison approach and made reference to the standard land prices in Shanghai and the sales comparables in the locality.

The property interests in Groups III to V have no commercial value as transfer, short-term lease or subletting are prohibited or otherwise due to a lack of substantial profit rent.

Our valuation has been made on the assumption that the owner sells the properties on the open market in its existing state without the benefit of a deferred terms contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to increase the value of the property interests.

We have caused searches to be made in the respective land registries for the properties in Hong Kong and in the Conservatória Do Registro Predial, (the land registry in Macau) for the properties in Macau. However, without exception, we have not provided with the original copies of these title search documents to verify the correctness of the information or to ascertain any subsequent amendment, if any, which may not appear on the copies handed to us.

In undertaking our valuation for property interests in Group II and V, we have relied on the legal opinion provided by the KWCM Group's and the KWIH Group's PRC legal adviser, Commerce & Finance Law Offices ("the PRC Legal Opinion").

In respect of the properties, we have been provided with some copies but not full title documents in relation to the respective properties. The extent to which we have not inspected the title document(s) has been set out in the valuation certificates attached in this report. For the purposes of these valuations, we have accepted your advice that the KWCM Group and the KWIH Group have the lawful rights to occupy these properties and the use of these properties will not contravene to the lawful use conferred upon these properties.

We have inspected the exterior and, where possible, the interior of the properties. However, we have not carried out a structural survey nor have we inspected woodwork or other parts of the structures which are covered, unexposed or inaccessible and we are therefore unable to report that any such parts of the property interests are free from defect.

We have relied to a considerable extent on information provided by you and have accepted advice given to us by you on such matters as planning approvals or statutory notices, easements, tenure, occupation, lettings, site and floor areas and in the identification of the property in which the KWCM Group and the KWIH Group have a valid interest. All documents and leases have been used for reference only. All dimensions measurements and areas are approximations.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on the property interests nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property interests are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

We have had no reason to doubt the truth and accuracy of the information provided to us by the KWCM Group. We were also advised by the KWCM Group and the KWIH Group that no material factors have been omitted from the information supplied. We consider that we have been provided with sufficient information to reach an informed view.

In valuing the property interests, we have complied with all the requirements contained in the Practice Note 12 and Chapter 5 of the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited and the "Hong Kong Guidance Notes on the Valuation of Property Assets" published by the Hong Kong Institute of Surveyors. The valuations have been undertaken by valuers, acting as external valuers, qualified for the purpose of the valuations.

Unless otherwise stated, all money amounts stated are in Hong Kong Dollars. The exchange rates used in valuing the property interests in Groups II, IV and V are the rates prevailing as at the date of valuation, the details of which are summarized as follows:

Country/Region	**Currency**	**Exchange rates as at 31 March 2005**
The PRC	RMB	HK$1.00 = RMB1.06
Macau	MOP	HK$1.00 = MOP1.03

We enclose herewith a summary of valuation and valuation certificates.

Yours faithfully,
For and on behalf of
Vigers Appraisal & Consulting Limited
Gilbert, K. M. Yuen
Registered Professional Surveyor
MRICS, MHKIS
Director

Note: Gilbert K. M. Yuen, Chartered Surveyor, MRICS, MHKIS, has over 15 years' experience in undertaking valuations of properties in Hong Kong. He has also had about 12 years' and 3 years' experiences in valuations of properties in PRC and Macau respectively.

SUMMARY OF VALUATION

Group I — Property interests owned by the KWCM Group and the KWIH Group in Hong Kong

	Property	Purpose for which the property is held	Market Value in existing state as at 31 March 2005	Interest attributable to the KWCM Group and the KWIH Group*		Market Value attributable to the KWCM Group and the KWIH Group as at 31 March 2005
1.	Shop Nos. A, B, C and D on Ground Floor, Grammy Centre, No. 238 Yee Kuk Street, Kowloon, Hong Kong	investment	HK$42,000,000	KWCM Group	100%	HK$42,000,000
				KWIH Group	65.74%	HK$27,610,800
2.	No. 18 Yu On Street, Tai Po, New Territories, Hong Kong	owner occupation	HK$227,000,000	KWCM Group	100%	HK$227,000,000
				KWIH Group	65.74%	HK$149,229,800
3.	Tai Po Town Lot No. 51, New Territories, Hong Kong	owner occupation	HK$25,000,000	KWCM Group	100%	HK$25,000,000
				KWIH Group	65.74%	HK$16,435,000
4.	Lot Nos. 25, 143, 149, 151, 152, 153, the Remaining Portion of 155, the Remaining Portion of 157, the Remaining Portion of 158 and 328 in Demarcation District, No. 77 Ping Che, New Territories, Hong Kong	investment	HK$23,500,000	KWCM Group	100%	HK$23,500,000
				KWIH Group	65.74%	HK$15,448,900
5.	Lot No. 232 in Demarcation District No. 86 Lin Ma Hang Road, Sha Tau Kok, New Territories, Hong Kong	owner occupation	No commercial value	KWCM Group	N/A	No commercial value
				KWIH Group	N/A	No commercial value
		Sub-total	**HK$317,500,000**	**KWCM Group**	**100%**	**HK$317,500,000**
				KWIH Group	**65.74%**	**HK$208,724,500**

* According to the information provided by the KWCM Group and the KWIH Group, KWCM is 65.74% held by KWIH as at 31 March 2005

SUMMARY OF VALUATION

Group II — Property interest held by the KWCM Group and the KWIH Group in the PRC

	Property	Purpose for which the property is held	Market Value in existing state as at 31 March 2005	Interest attributable to the KWCM Group and KWIH Group*		Market Value attributable to the KWCM Group and the KWIH Group as at 31 March 2005
6.	A parcel of land located at Lot No. 21 in 2004, Qingpu District, Shanghai, the PRC	owner occupation	No commercial value	KWCM Group	N/A	No commercial value
				KWIH Group	N/A	No commercial value
		Sub-total	**No commercial value**			**No commercial value**

Group III — Property interests leased by the KWCM Group and the KWIH Group in Hong Kong

7.	The whole 4th Floor and 5th Floor, carparking spaces nos. 13, 13A, 14, 15, 18, 19 on 2nd Floor and 23, 24, 25, 26, 27, 27A, 32, 33, 35, 36 and 37 on 3rd Floor, Spectrum Tower, No. 53 Hung To Road, Kwun Tong, Kowloon, Hong Kong	rented for own occupation	No commercial value	KWCM Group	N/A	No commercial value
				KWIH Group	N/A	No commercial value
8.	Lot No. 154 in Demarcation District No.77, Ping Che, Fanling, New Territories, Hong Kong	rented for own occupation	No commercial value	KWCM Group	N/A	No commercial value
				KWIH Group	N/A	No commercial value
9.	Portion of Lot No. 65 in Demarcation District No. 77, Ping Che, Fanling, New Territories, Hong Kong	rented for own occupation	No commercial value	KWCM Group	N/A	No commercial value
				KWIH Group	N/A	No commercial value

* According to the information provided by the KWCM Group and the KWIH Group, KWCM is 65.74% held by KWIH as at 31 March 2005

SUMMARY OF VALUATION

	Property	Purpose for which the property is held	Market Value in existing state as at 31 March 2005	Interest attributable to the KWCM Group and KWIH Group*		Market Value attributable to the KWCM Group and the KWIH Group as at 31 March 2005
10.	A land parcel at Demarcation District No. 77, Ping Che, Fanling, New Territories, Hong Kong	rented for own occupation	No commercial value	KWCM Group	N/A	No commercial value
				KWIH Group	N/A	No commercial value
11.	Lot No. 21 and the Remaining Portion of Lot Nos. 20 and 23 in Demarcation District No. 88, Off Man Kam To Road, Ta Kwu Ling, New Territories, Hong Kong	rented for own occupation	No commercial value	KWCM Group	N/A	No commercial value
				KWIH Group	N/A	No commercial value
12.	A land parcel at Ho Yeung Street, Area 40, Tuen Mun, New Territories, Hong Kong	rented for own occupation	No commercial value	KWCM Group	N/A	No commercial value
				KWIH Group	N/A	No commercial value
13.	A land parcel of Man Kam To Road in Demarcation District No. 88, Off Man Kam To Road, Ta Kwu Ling, New Territories, Hong Kong	rented for own occupation	No commercial value	KWCM Group	N/A	No commercial value
				KWIH Group	N/A	No commercial value
		Sub-total	**Nil**			**Nil**

* According to the information provided by the KWCM Group and the KWIH Group, KWCM is 65.74% held by KWIH as at 31 March 2005

SUMMARY OF VALUATION

Group IV — Property interests leased by the KWCM Group and the KWIH Group in Macau

	Property	Purpose for which the property is held	Market Value in existing state as at 31 March 2005	Interest attributable to the KWCM Group and KWIH Group*		Market Value attributable to the KWCM Group and the KWIH Group as at 31 March 2005
14.	Units J and K on 17th Floor, Centro Comercial De Grupo Brilhantismo, 398 Alameda Dr. Carlos D'Assumpção, Macau	rented for own occupation	No commercial value	KWCM Group	N/A	No commercial value
				KWIH Group	N/A	No commercial value
15.	Unit R on 19th Floor, Centro Comercial De Grupo Brilhantismo, 398 Alameda Dr. Carlos D'Assumpção, Macau	rented for own occupation	No commercial value	KWCM Group	N/A	No commercial value
				KWIH Group	N/A	No commercial value
		Sub-total	**Nil**			**Nil**

Group V — Property interests leased by the KWCM Group and the KWIH Group in the PRC

	Property	Purpose for which the property is held	Market Value in existing state as at 31 March 2005	Interest attributable to the KWCM Group and KWIH Group*		Market Value attributable to the KWCM Group and the KWIH Group as at 31 March 2005
16.	Guangangsidui, (also known as No. 2658 (A) Longwu Road) Longhua Town, Shanghai, the PRC	rented for own occupation	No commercial value	KWCM Group	N/A	No commercial value
				KWIH Group	N/A	No commercial value
17.	A parcel of land together with buildings and structures erected thereon, Guangang Village, Huajing Town, Shanghai, the PRC	rented for own occupation	No commercial value	KWCM Group	N/A	No commercial value
				KWIH Group	N/A	No commercial value

* According to the information provided by the KWCM Group and the KWIH Group, KWCM is 65.74% held by KWIH as at 31 March 2005

SUMMARY OF VALUATION

	Property	Purpose for which the property is held	Market Value in existing state as at 31 March 2005	Interest attributable to the KWCM Group and KWIH Group*		Market Value attributable to the KWCM Group and the KWIH Group as at 31 March 2005
18.	No. 2 Xinchen Road, Beicai Town, Pudong New District, Shanghai, the PRC	rented for own occupation	No commercial value	KWCM Group	N/A	No commercial value
				KWIH Group	N/A	No commercial value
19.	No. 21 Luding Road, Shanghai, the PRC	rented for own occupation	No commercial value	KWCM Group	N/A	No commercial value
				KWIH Group	N/A	No commercial value
20.	No. 200 Qiujiang Pier Road, Shanghai, the PRC	rented for own occupation	No commercial value	KWCM Group	N/A	No commercial value
				KWIH Group	N/A	No commercial value
21.	The West portion of Hutai Road, Shanghai, the PRC	rented for own occupation	No commercial value	KWCM Group	N/A	No commercial value
				KWIH Group	N/A	No commercial value
22.	The South portion of Mahanhe Daweiqiao, Nanjing, Jiangsu Province, the PRC	rented for own occupation	No commercial value	KWCM Group	N/A	No commercial value
				KWIH Group	N/A	No commercial value
23.	Caochangdi, Airport Road, Chaoyang District, Beijing, the PRC	rented for own occupation	No commercial value	KWCM Group	N/A	No commercial value
				KWIH Group	N/A	No commercial value

* According to the information provided by the KWCM Group and the KWIH Group, the KWCM Group is 65.74% held by the KWIH Group as at 31 March 2005

SUMMARY OF VALUATION

	Property	Purpose for which the property is held	Market Value in existing state as at 31 March 2005	Interest attributable to the KWCM Group and KWIH Group*		Market Value attributable to the KWCM Group and the KWIH Group as at 31 March 2005
24.	A parcel of land at Oi Ling Ding Island, Zhuhai, Guangdong Province, the PRC	rented for own occupation	No commercial value	KWCM Group	N/A	No commercial value
				KWIH Group	N/A	No commercial value
25.	A parcel of land located in the Tongfuyue Industrial Zone, Longhua Town, Baoan District, Shenzhen, the PRC	rented for own occupation	No commercial value	KWCM Group	N/A	No commercial value
				KWIH Group	N/A	No commercial value
26.	A parcel of land located in the Hepingtongfuyue Industrial Zone, Fuyong Town, Baoan District, Shenzhen, the PRC	rented for own occupation	No commercial value	KWCM Group	N/A	No commercial value
				KWIH Group	N/A	No commercial value
27.	A parcel of land in Minzhu Village, Bio-technology Park, Shajing Town, Baoan District, Shenzhen, the PRC	rented for own occupation	No commercial value	KWCM Group	N/A	No commercial value
				KWIH Group	N/A	No commercial value
		Sub-total	**Nil**			**Nil**
		Grant-total	**HK$317,500,000**	**KWCM Group**	**100%**	**HK$317,500,000**
				KWIH Group	**65.74%**	**HK$208,724,500**

* According to the information provided by the KWCM Group and the KWIH Group, the KWCM Group is 65.74% held by the KWIH Group as at 31 March 2005

VALUATION CERTIFICATE

Group I — Property interests owned by the KWCM Group and the KWIH Group in Hong Kong

	Property	Description and Tenure	Particulars of occupancy	Market Value in existing state as at 31 March 2005
1.	Shop Nos. A, B, C and D on Ground Floor, Grammy Centre, No. 238 Yee Kuk Street, Kowloon, Hong Kong 1500/11000th shares of and in New Kowloon Inland Lot No. 5988	The property comprises the whole retail shop space on the ground floor of a development, namely, Grammy Centre. The development was built in 1987. Erected above ground floor are two 14-storey residential towers. The property has a total saleable floor area of approximately 1,085.32 sq.m. (11,970 sq.ft.) The property is held from Government under Conditions of Sale No. 11785 for a term expiring on 30 June 1977 and has been extended until 30 June 2047 by virtue of the New Territories Lease (Extension) Ordinance. The Government rent is equivalent to 3% of the rateable value for the time being of the subject property per annum.	The property is leased and occupied as a home for the aged. The lease term is for five years and four months commencing from 1 December 2004 until 30 November 2007. The current rent is HK$160,000 per month exclusive of rates and management fees. The property is held for investment.	HK$42,000,000 **Interest attributable to the KWCM Group** 100% **Market Value attributable to the KWCM Group as at 31 March 2005** HK$42,000,000 **Interest attributable to the KWIH Group** 65.74% **Market Value attributable to the KWIH Group as at 31 March 2005** HK$ 27,610,800

Notes:

1. According to the record in the Land Registry, the current registered owner of the property is K. Wah Construction Materials (HK) Limited, which is a wholly owned subsidiary of KWCM and KWCM is 65.74% held by KWIH as at 31 March 2005.

2. According to the Cheung Sha Wan Outline Zoning Plan, the property lies within the zoning of "Residential (Group A)".

3. The tenant is an independent third party, which is not connected with and is independent of, any of the directors of the KWCM Group and the KWIH Group, or any of their respective associates.

VALUATION CERTIFICATE

	Property	Description and Tenure	Particulars of occupancy	Market Value in existing state as at 31 March 2005
2.	No. 18 Yu On Street, Tai Po, New Territories, Hong Kong Tai Po Town Lot No. 102	The property comprises a parcel of land with a registered site area of about 10,750 sq.m. (115,713 sq.ft.), which is partly formed and partly reclaimed with marine access. A concrete batching plant and cement storage and distribution facilities are erected on the property. The plant comprises a guard house, administrative offices, warehouse for sand and aggregate, transformer rooms, 4 cement silos, batching plant, cement handling facilities, berthing places, a single storey storage building and carparking spaces. The property is held from Government under New Grant No. 12400 for a term of commencing from 10 May 1989 to 30 June 2047. The Government rent is equivalent to 3% of the rateable value for the time being of the subject property per annum.	As at the date of valuation, the property was occupied by the KWCM Group and the KWIH Group as concrete batching plant, cement storage and distribution facilities and warehouses. The property is held for owner occupation.	HK$227,000,000 **Interest attributable to the KWCM Group** 100% **Market Value attributable to the KWCM Group as at 31 March 2005** HK$227,000,000 **Interest attributable to the KWIH Group** 65.74% **Market Value attributable to the KWIH Group as at 31 March 2005** HK$ 149,229,800

Notes:

1. According to the record in the Land Registry, the current registered owner of the property is Lightway Limited, which is a wholly owned subsidiary of KWCM and KWCM is 65.74% held by KWIH as at 31 March 2005.

2. The property is subject to a mortgage in favour of Standard Chartered Bank.

3. The property is not covered by any statutory Outline Zoning Plan.

VALUATION CERTIFICATE

	Property	Description and Tenure	Particulars of occupancy	Market Value in existing state as at 31 March 2005
3.	Tai Po Town Lot No. 51, New Territories, Hong Kong	The property comprises a parcel of land with a registered site area of about 1,805 sq.m. (19,429 sq.ft.) or thereabouts, including an area for the erection of a slipway, with marine access. The land is granted for the uses of repairing, servicing and maintenance of motor-boats. *Covered and open-sided* structures of about 136.5 sq.m. (1,469.29 sq.ft.) together with some other temporary structures are erected on the land. The property is held from Government under New Grant No. 12154 for a *term* commencing from 24 January 1986 to 30 June 2047. The Government rent is equivalent to 3% of the rateable value for the time being of the subject property per annum.	As at the date of valuation, the property was occupied by the KWCM Group and the KWIH Group as a godown. The property is held for owner occupation.	HK$25,000,000 **Interest attributable to the KWCM Group** 100% **Market Value attributable to the KWCM Group as at 31 March 2005** HK$25,000,000 **Interest attributable to the KWIH Group** 65.74% **Market Value attributable to the KWIH Group as at 31 March 2005** HK$ 16,435,000

Notes:

1. According to the record in the Land Registry, the current registered owner of the property is Eternal Profits International Limited, which is a wholly owned subsidiary of KWCM and KWCM is 65.74% held by KWIH as at 31 March 2005.

2. The property is not covered by any statutory Outline Zoning Plan.

VALUATION CERTIFICATE

	Property	Description and Tenure	Particulars of occupancy	Market Value in existing state as at 31 March 2005
4.	Lot Nos. 25, 143, 149, 151, 152, 153, the Remaining Portion of 155, the Remaining Portion of 157, the Remaining Portion of 158 and 328 in Demarcation District, No. 77 Ping Che, New Territories, Hong Kong	The property comprises 10 parcels of agricultural land located at Ping Che. Except Lot No. 25, which is a separate lot, the remaining 9 parcels of agricultural land of the property are adjoining to others with various temporary structures erected thereon. The property has a total site area of 15,689.11 sq.m. (168,877.6 sq.ft.) The property is held under Block Government Lease for a term originally expired on 30 June 1997 and has been extended to 30 June 2047. The Government rent is equivalent to 3% of the rateable value for the time being of the subject property per annum.	Lot Nos. 149, 151, 152, 153, the Remaining Portion of 155, the Remaining Portion of 157, the Remaining Portion of 158 and 328 of the property and Property No. 8 are subject to a tenancy agreement for a term of 4 years commencing from 9 August 2004 to 8 August 2008 at a monthly rental of HK$152,000 inclusive of Government rent and rates, waiver fee and property tax. Lot No. 143 of the property is owner-occupied. Lot No. 25 of the property is vacant. The property is held for investment.	HK$23,500,000 **Interest attributable to the KWCM Group** 100% **Market Value attributable to the KWCM Group as at 31 March 2005** HK$23,500,000 **Interest attributable to the KWIH Group** 65.74% **Market Value attributable to the KWIH Group as at 31 March 2005** HK$ 15,448,900

Notes:

1. According to the record in the Land Registry, the current registered owner of the property is Doran (Hong Kong) Limited, which is a wholly owned subsidiary of KWCM and KWCM is 65.74% held by KWIH as at 31 March 2005.

2. A Temporary Waiver has been granted to Lot Nos. 149, 151, 152, 153, the Remaining Portion of 155, the Remaining Portion of 157 and the Remaining Portion of 158 in D.D. 77 on 23 March 1987 to permit buildings on these lots to be used for manufacturing concrete products.

3. During the subsistence of the Temporary Waiver, the structures erected thereon at the commencement date of the Temporary Waiver i.e. 1 October 1985, shall be allowed. For this purpose, the total roofed-over area at the date of commencement shall be deemed to be 3,105 sq.m. and the maximum height of any structure erected or to be erected on the premises shall not exceed 7.62 metres and such structure shall contain not more than one storey. Notwithstanding this storey restriction, it is further provided that 2-storey structure or structures may be permitted on the premises provided that the total roofed-over area of such 2-storey structure or structures shall not exceed 575 sq.m.

4. The property was covered by Ping Che and Ta Kwu Ling Outline Zoning Plan No. S/NE-TKL/8 dated 26 March 2004. The subject lots are zoned as follows:

Lot Nos. in DD 77	Zoning
25	Agriculture
143	Agriculture/Industrial (Group D)
149	Industrial (Group D)
151	Industrial (Group D)
152	Industrial (Group D)
153	Industrial (Group D)
the Remaining Portion of 155	Agriculture/Industrial (Group D)
the Remaining Portion of 157	Industrial (Group D)
the Remaining Portion of 158	Industrial (Group D)
328	Agriculture

5. The lessee, Join Chance Development Limited, is an independent third party, which is not connected with, and is independent of, any of the directors of the KWCM Group and the KWIH Group, or any of their respective associates.

VALUATION CERTIFICATE

	Property	Description and Tenure	Particulars of occupancy	Market Value in existing state as at 31 March 2005
5.	Lot No. 232 in Demarcation District No. 86 Lin Ma Hang Road, Sha Tau Kok, New Territories, Hong Kong	The property comprises a parcel of land with a site area of approximately 2,784 sq.m. (29,967 sq.ft.) together with an aggregate distribution terminal erected thereon. The terminal (which is a removable structure (i.e. containers)) comprises a store, an office, a toilet and a conveyor system connecting with Shenzhen City, the PRC. The property is held from the Government under New Grant No. 11843. The original lease term expired on 30 June 1997 and has been extended to 30 June 2047. The Government rent is equivalent to 3% of the rateable value for the time being of the subject property per annum.	The property at present is occupied by the KWCM Group and the KWIH Group as an aggregates distribution terminal. The property is held for owner occupation.	No commercial value **Interest attributable to the KWCM Group** N/A **Market Value attributable to the KWCM Group as at 31 March 2005** No commercial value **Interest attributable to the KWIH Group** N/A **Market Value attributable to the KWIH Group as at 31 March 2005** No commercial value

Notes:

1. According to the record in the Land Registry, the current registered owner of the property is Construction Materials Ltd., which is a wholly-owned subsidiary of KWCM and KWCM is 65.74% held by KWIH as at 31 March 2005.

2. The property is not covered by any statutory Outline Zoning Plan.

3. According to the Particulars and Conditions of the New Grant No. 11843 concerning the user, alienation and cessation of user are as follow:

   (a) The property is subject to a use clause which restricts the property or any part thereof or any building or buildings or other structures erected or to be erected thereon shall not be used for any purpose other than for the importation, storage and distribution of stone aggregate from the PRC.

   (b) The KWCM Group and the KWIH Group shall not assign, mortgage, charge, demise, underlet, part with the possession or otherwise dispose of the property or any part thereof or any interest therein or any building or part of any building thereon, or enter into any agreement so to do as the property was granted by the Government for the particular purposes at nil premium.

(c) The government is entitled to re-enter upon and take back possession of the property or part thereof and all buildings erected without notice and without compensation, if the property or any part thereof or any building or part of any building thereon has ceased to be used for the purposes specified in the Particulars and Conditions for the Grant.

4. The property is valued as no commercial value as at the date of valuation because it is held by the KWCM Group and the KWIH Group under restrictive terms as stated in Note 3 and no profit rent has been generated.

VALUATION CERTIFICATE

Group II — Property interest held by the KWCM Group and the KWIH Group in the PRC

	Property	Description and Tenure	Particulars of occupancy	Market Value in existing state as at 31 March 2005
6.	A parcel of land located at Lot No. 21 in 2004, Qingpu District, Shanghai, the PRC	The property comprises a parcel of land with a site area of approximately 17,006 sq.m. (183,052.58 sq.ft.) Various temporary structures were erected thereon. According to a State-owned Land Use Right Grant Contracts, the land use right of the property has been granted for a term of 50 years commencing from the date the State-owned Land Use Right Certificate is issued.	The property as at the date of valuation was occupied by the KWCM Group and the KWIH Group for storage and ancillary purposes. The property is held for owner occupation.	No commercial value **Interest attributable to the KWCM Group** N/A **Market Value attributable to the KWCM Group as at 31 March 2005** No commercial value **Interest attributable to the KWIH Group** N/A **Market Value attributable to the KWIH Group as at 31 March 2005** No commercial value

Notes:

1. According to a State-owned Land Use Right Grant Contact (Document No. Qingfangdi (2004) Churanghetong No. 21) entered into between the Housing and Land Management Bureau of Qingpu District ("Party A") and Shanghai K. Wah Qingsong Concrete Company Limited (上海嘉華青松混凝土有限公司) ("Party B"), the land use right of the property with a site area of approximately 17,006 sq.m. (183,052.58 sq.ft.) has been granted from Party A to Party B for a term of 50 years for industrial use commencing from the date the State-owned Land Use Right Certificate is issued at a consideration of US$340,120.

2. According to the information stated in the State-owned Land Use Right Grant Contract and its supplementary Contract (Document No. Qingfangdi (2004) Churanghetong No. 21), the development condition of the land with a site area of approximately 17,006 sq.m. (183,052.58 sq.ft.) are as follow:

Usage	**Industrial**
Land Use Right Term	50 years
Site Coverage	Less than or equal to 40%
Plot Ratio	Less than or equal to 1.0
Greening percentage	Not less than 20%

3. We have been provided with a PRC legal opinion on the title to the property issued by the PRC legal adviser, Commerce & Finance Law Offices, which contains, inter alia, the following information:

(a) The land use right of the property has been transferred from the Housing and Land Management Bureau of Qingpu District; and

(b) The property owner is entitled to transfer, lease and mortgage it once all land premiums and other costs of ancillary utility services have been settled in full and the relevant title certificates have been obtained.

4. According to the information provided by the KWCM Group and the KWIH Group, the State-owned Land Use Right Certificate of the property is being applied for. We assigned no commercial value to the property because the property cannot yet be transferred, leased or mortgaged in the open market.

However, if the relevant title certificates have been obtained and the property is entitled to be leased, mortgaged or transferred in the open market, the market value of the property as at 100% interest in existing state as at the date of valuation is RMB6,400,000 (equivalent to HK$6,038,000)

VALUATION CERTIFICATE

Group III — Property interests leased by the KWCM Group and the KWIH Group in Hong Kong

	Property	Description	Particulars of occupancy	Market Value in existing state as at 31 March 2005
7.	The whole 4th Floor and 5th Floor, carparking spaces nos. 13, 13A, 14, 15, 18, 19 on 2nd Floor and 23, 24, 25, 26, 27, 27A, 32, 33, 35, 36 and 37 on 3rd Floor, Spectrum Tower, No. 53 Hung To Road, Kwun Tong, Kowloon, Hong Kong	The property comprises the whole 4th and 5th Floor and 17 carparking spaces on the 2nd Floor and the 3rd Floor of a 23-storey industrial/office building completed in 1997. The property has a total gross floor area of approximately 15,752 sq.ft. (1,463.40 sq.m.)	The whole 4th Floor and 5th Floor and carparking spaces nos. 23, 24, 25, 26 and 27 on 3rd Floor of the property are leased to Gosgold Limited by an independent third party for a term of two years commencing from 1 July 2004 to 30 June 2006 at a monthly rent of HK$96,310.80 exclusive of government rates, government rents, management fee and air-conditioning charges. The property at present is occupied by the KWCM Group for office and carparking uses. The property is rented for own occupation.	No commercial value **Interest attributable to the KWCM Group** N/A **Market Value attributable to the KWCM Group as at 31 March 2005** No commercial value **Interest attributable to the KWIH Group** N/A **Market Value attributable to the KWIH Group as at 31 March 2005** No commercial value

Notes:

1. According to the record in the Urban Land Registry, the current registered owner of the property is the New Hung Property Limited.

2. According to three licenses, the carparking spaces Nos. 13, 13A, 14, 15, 18 and 19 on 2nd Floor and 27A, 32, 33, 35, 36 and 37 on 3rd Floor are licensed to Gosgold Limited by an independent third party, New Hung Property Limited, at a total monthly licence fee of HK$24,750.

3. The lessor is an independent third party, which is not connected with and is independent of, any of the directors of the KWCM Group and the KWIH Group, or any of their respective associates.

4. The property is currently covered by Kwun Tong South Outline Zoning Plan No. S/K14S/11 The subject lots are zoned as Other Specified Uses.

VALUATION CERTIFICATE

	Property	Description	Particulars of occupancy	Market Value in existing state as at 31 March 2005
8.	Lot No. 154 in Demarcation District No. 77, Ping Che, Fanling, New Territories, Hong Kong	The property comprises a parcel of agricultural land with a site area of approximately 3,920 sq.ft. (364.18 sq.m.)	The property is leased to Doran (Hong Kong) Limited by independent third parties for a term of seven years commencing from 1 January 2005 to 31 December 2011. Detailed information of the tenancy is disclosed in Note 3. The property and Lot Nos. 149, 151, 152, 153, the Remaining Portion of 155, the Remaining Portion of 157, the Remaining Portion of 158 and 328 of Property No. 4 was subject to a tenancy agreement for a term of 4 years commencing from 9 August 2004 to 8 August 2008 at a monthly rental of HK$152,000 inclusive of Government rent and rates, waiver fee and property tax. The property at present is occupied by the KWCM Group and the KWIH Group for storage. The property is rented for own occupation.	No commercial value **Interest attributable to the KWCM Group** N/A **Market Value attributable to the KWCM Group as at 31 March 2005** No commercial value **Interest attributable to the KWIH Group** N/A **Market Value attributable to the KWIH Group as at 31 March 2005** No commercial value

Notes:

1. According to the record in the Urban Land Registry, the current registered owners of the property are Pang Yu Shing Tso, Pang Yu Pun Tso, Pang Yu Tsun Tso, Pang Yan Tin (Manager), Pang Wah (Manager), Pang Wai Man Kent (Manager) and Thomas Lam Cheung Pang (Manager).

2. The property is leased by Pang Yu Shing Tso, Pang Yu Pun (or Pan) Tso and Pang Yu Tsun Tso (the "lessors") to Doran (Hong Kong) Limited (the "tenant") for a term of seven years commencing from 1 January 2005 to 31 December 2011 at a monthly rent of HK$7,056 for the period from 1 January 2005 to 31 December 2006 and for the period from 1 January 2006 to 31 December 2011, the rent will be at the then open market rent applicable on 31 December 2006 having regard to prevailing market rentals of similar premises in the same locality. Such market rent is to be mutually agreed between the lessors and the tenant hereto or failing agreement thereon three months before 31 December 2006, the amount of such market rent shall be determined by a single arbitrator acting as an arbitrator and not as an expert nominated by the

President/Chairman for the time being of the Hong Kong Institution of Surveyors on the application of the lessors and tenant jointly and such arbitrators' decision shall be final and binding on the parties hereto. In case the determination by the such arbitrator shall be more than HK$7,620.50 per month then the rent of the period from 1 January 2006 to 31 December 2011 shall be taken as HK$7,620.50 per month and that in case the determination shall be less than HK$6,491.50 per month, then the rent of the period from 1 January 2006 to 31 December 2011 shall be taken as HK$6,491.50 per month.

3. The property is covered by Ping Che and Ta Kwu Ling Outline Zoning Plan No. S/NE-TKL/9. The subject lots are zoned as "Agriculture/Industrial (Group D)".

4. The lessors are independent third parties, which are not connected with and are independent of, any of the directors of the KWCM Group and the KWIH Group, or any of their respective associates.

5. The sub-lessee, Join Chance Development Limited, is an independent third party, which is not connected with and is independent of, any of the directors of the KWCM Group and the KWIH Group, or any of their respective associates.

6. Due to the short term lease of the sub-lease agreement and because according to the tenancy agreement entered into between the lessors and the KWCM Group and the KWIH Group, the rental will be reviewed by reference to open market rent three month before 31 December 2006. Thus, we opine that no profit rent was generated from the sub-lease of the property.

VALUATION CERTIFICATE

	Property	Description	Particulars of occupancy	Market Value in existing state as at 31 March 2005
9.	Portion of Lot No. 65 in Demarcation District No. 77, Ping Che, Fanling, New Territories, Hong Kong	The property comprises a parcel of agricultural land with a site area of approximately 4,000 sq.ft. (371.61 sq.m.)	The property is leased to Doran (Hong Kong) Limited by an independent third party for a term of two years commencing from 1 September 2004 to 31 August 2006 at a monthly rent of HK$2,800 inclusive of Land Tax, Government Rates, Government Rent and Property Tax. The property at present is occupied by the KWCM Group for pipe storage and distribution. The property is rented for own occupation.	No commercial value **Interest attributable to the KWCM Group** N/A **Market Value attributable to the KWCM Group as at 31 March 2005** No commercial value **Interest attributable to the KWIH Group** N/A **Market Value attributable to the KWIH Group as at 31 March 2005** No commercial value

Notes:

1. According to the record in the Urban Land Registry, the current registered owner of the property is the lessor, Man Moon Fung.

2. The lessor is an independent third party, which is not connected with and is independent of, any of the directors of the KWCM Group and the KWIH Group, or any of their respective associates.

3. The tenant has a right to renew the lease until 31 August 2008 by sending notice to the owner one month before 31 August 2006 at the same term and conditions of the tenancy.

4. The tenant has a right of pre-emption when the owner has an intention to sell the property during the subsistence of the lease.

5. The property is covered by Ping Che and Ta Kwu Ling Outline Zoning Plan No. S/NE-TKL/9. The subject lots are zoned as "Agriculture".

VALUATION CERTIFICATE

	Property	Description	Particulars of occupancy	Market Value in existing state as at 31 March 2005
10.	A land parcel at Demarcation District No. 77, Ping Che, Fanling, New Territories, Hong Kong	The property comprises a parcel of land with a site area of approximately 496 sq.m. (5,338 sq.ft.) The property is held under a short term tenancy STT No. 000000604 from the Government.	The property is leased to Construction Materials Limited for a term of three years commencing from 1 October 1985. The present rent is HK$6,330 quarterly. The property at present is occupied by the KWCM Group and the KWIH Group for open storage and piling of concrete pipes and associated concrete products uses. The property is rented for own occupation.	No commercial value **Interest attributable to the KWCM Group** N/A **Market Value attributable to the KWCM Group as at 31 March 2005** No commercial value **Interest attributable to the KWIH Group** N/A **Market Value attributable to the KWIH Group as at 31 March 2005** No commercial value

Notes:

1. The property is Government land.

2. Under the short term tenancy agreement STT No. 000000604 dated 19 November 1986, the property is leased for the purposes of open storage and stock piling of concrete pipes and associated concrete products.

VALUATION CERTIFICATE

	Property	Description	Particulars of occupancy	Market Value in existing state as at 31 March 2005
11.	Lot No. 21 and the Remaining Portion of Lot Nos. 20 and 23 in Demarcation District No. 88, Off Man Kam To Road, Ta Kwu Ling, New Territories, Hong Kong	The property comprises a parcel of land with a site area of approximately 8,843.9 sq.m. (95,195.74 sq.ft.)	The property is leased to Construction Materials Limited for a term of ten years commencing from 15 September 2001 to 14 September 2011. We are advised that the rent from 15 September 2004 to 14 September 2005 is HK$160,000 per month. For rent for the remaining term referred to Note 3. The property at present is occupied by the KWCM Group and the KWIH Group as concrete production plant, offices and workshop. The property is rented for own occupation.	No commercial value **Interest attributable to the KWCM Group** N/A **Market Value attributable to the KWCM Group as at 31 March 2005** No commercial value **Interest attributable to the KWIH Group** N/A **Market Value attributable to the KWIH Group as at 31 March 2005** No commercial value

Notes:

1. According to the record in the Urban Land Registry, the current registered owner of the property is the lessor, Liu Ching Leung.

2. The lessor is an independent third party, which is not connected with and is independent of, any of the directors of the KWCM Group and the KWIH Group, or any of their respective associates.

3. For the period from 15 September 2005 to 14 September 2011, the monthly rent (the Rent) is calculated as follows:

$$\text{Rent}_{n-1} \text{ X Annual Adjustment}_n$$

and the Annual Adjustment$_n$ is:

$$\left\{ 0.5 \text{ X } \frac{\text{CCPI Year}_{n \text{ September}}}{\text{CCPI Year}_{n-1 \text{ September}}} + 0.5 \text{ X } \frac{\text{GVCW Year}_n}{\text{GVCW Year}_{n-1}} \right\}$$

Note:

(i) Annual Adjustment of each year is subject to the limit of not greater than 1.095 and not less than 1.000.

(ii) $Year_n$ applies to the year 2005, 2006, 2007, 2008, 2009, 2010 or 2011.

(iii) $Year_{n-1}$ applies to the corresponding year of 2004, 2005, 2006, 2007, 2008, 2009 or 2010.

4. The property was covered by Fu Tei Au and Sha Ling Outline Zoning Plan No. S/NE-FTA/7. The subject lots are zoned as "Open Storage".

5. Pursuant to a supplementary agreement to short term waiver No. 883 dated 25 July 2002 issued by the Government of Hong Kong to the lessor, Liu Ching Leung, the property can be converted to building purposes provided that no building or part thereof on the property may be used for any purpose other than (i) a concrete production plant and (ii) open storage of machinery and equipment.

VALUATION CERTIFICATE

	Property	Description	Particulars of occupancy	Market Value in existing state as at 31 March 2005
12.	A land parcel at Ho Yeung Street, Area 40, Tuen Mun, New Territories, Hong Kong	The property comprises a parcel of land with a site area of approximately 6,750 sq.m. (72,657 sq.ft.) The property is held under a short term tenancy No. 1033 from the Government	The property is leased to Sky Dragon Investments Limited for a term of three years commencing from *29 September 2000 and* thereafter quarterly until such time as the tenancy is terminated. The present rent is HK$1,425,000 per quarter. The property at present is occupied by the KWCM Group and the KWIH Group as a concrete batching and manufacturing plant. The property is rented for own occupation.	No commercial value **Interest attributable to the KWCM Group** N/A **Market Value attributable to the KWCM Group as at 31 March 2005** No commercial value **Interest attributable to the KWIH Group** N/A **Market Value attributable to the KWIH Group as at 31 March 2005** No commercial value

Notes:

1. The property is Government land.

2. Pursuant to the short term tenancy No. 1033, the property is permitted for the uses of concrete production and open storage of sand and aggregates or any of the said users.

VALUATION CERTIFICATE

	Property	Description	Particulars of occupancy	Market Value in existing state as at 31 March 2005
13.	A land parcel of Man Kam To Road in Demarcation District No. 88, Off Man Kam To Road, Ta Kwu Ling, New Territories, Hong Kong	The property comprises a parcel of land with a site area of approximately 1,700 sq.m. (18,298.80 sq.ft.) The property is held under short term tenancy STT No. 000000641 from the Government	The property is leased to Construction Materials Limited of a term commencing from 13 June 1986. The present rent is HK$21,680 per quarter. The property at present is occupied by the KWCM Group and the KWIH Group as a concrete batching and manufacturing plant. The property is rented for own occupation.	No commercial value **Interest attributable to the KWCM Group** N/A **Market Value attributable to the KWCM Group as at 31 March 2005** No commercial value **Interest attributable to the KWIH Group** N/A **Market Value attributable to the KWIH Group as at 31 March 2005** No commercial value

Notes:

1. The property is Government land.

2. According to the short term tenancy STT No. 000000641, the permitted uses of the property as follows:

   (i) a concrete/asphalt batching plant;

   (ii) manufacturing of concrete products; and

   (iii) open storage of machinery and equipment.

VALUATION CERTIFICATE

Group IV — Property interests leased by the KWCM Group and the KWIH Group in Macau

	Property	Description	Particulars of occupancy	Market Value in existing state as at 31 March 2005
14.	Units J and K on 17th Floor, Centro Comercial De Grupo Brilhantismo, 398 Alameda Dr. Carlos D'Assumpção, Macau	The property comprises 2 units on the 17th Floor of a 21-storey office building completed in 1990s. The property has a total gross floor area of approximately 2,570 sq.ft. (238.76 sq.m.)	The property is leased to K. Wah Construction Materials (Macau) Limited by an independent third party for a term of two years commencing from 1 November 2004 to 31 October 2006 at a monthly rent of HK$7,196 exclusive of management fees. The property at present is occupied by the KWCM Group and the KWIH Group as an office. The property is rented for own occupation.	No commercial value **Interest attributable to the KWCM Group** N/A **Market Value attributable to the KWCM Group as at 31 March 2005** No commercial value **Interest attributable to the KWIH Group** N/A **Market Value attributable to the KWIH Group as at 31 March 2005** No commercial value

Notes:

1. According to the record in the Conservatória Do Registo Predial of Macau, the current registered owner of the property is the lessor, Sociedade De Fomento Predial Man Tat, Limitada.

2. The lessor is an independent third party, which is not connected with and is independent of, any of the directors of the KWCM Group and the KWIH Group, or any of their respective associates.

VALUATION CERTIFICATE

	Property	Description	Particulars of occupancy	Market Value in existing state as at 31 March 2005
15.	Unit R on 19th Floor, Centro Comercial De Grupo Brilhantismo, 398 Alameda Dr. Carlos D'Assumpção, Macau	The property comprises a unit on the 17th Floor of a 21-storey office building completed in 1990s. The property has a total gross floor area of approximately 653 sq.ft. (60.67 sq.m.)	The property is leased to K. Wah (Macao Commercial Offshore) Company Limited by an independent third party for a term of two years commencing from 1 April 2004 to 31 March 2006 at a monthly rent of HK$1,959 exclusive of management fee. The property at present is occupied by the KWCM Group and the KWIH Group as an office. The property is rented for own occupation.	No commercial value **Interest attributable to the KWCM Group** N/A **Market Value attributable to the KWCM Group as at 31 March 2005** No commercial value **Interest attributable to the KWIH Group** N/A **Market Value attributable to the KWIH Group as at 31 March 2005** No commercial value

Notes:

1. According to the record in the Conservatória Do Registo Predial of Macau, the current registered owner of the property is Tse Hui Hsien Jean.

2. The tenancy agreement was entered into between Sociedade De Fomento Predial Guang Chang, LDA ("the original lessor") and K. Wah (Macao Commercial Offshore) Company Limited, according to a statement issued by the original lessor and the new lessor, Tse Hui Hsien Jean, the property has been transferred from the original lessor to the new lessor, all terms stated in the tenancy agreement are still valid and legally binding between Tse Hui Hsien Jean and K. Wah (Macao Commercial Offshore) Company Limited.

3. The lessor is an independent third party, which is not connected with and is independent of, any of the directors of the KWCM Group and the KWIH Group, or any of their respective associates.

4. The property is subject to a mortgage in favour of Banco Weng Hang S.A. vide memorial no. 56290 C.

VALUATION CERTIFICATE

Group V — Property interests leased by the KWCM Group and the KWIH Group in the PRC

	Property	Description	Particulars of occupancy	Market Value in existing state as at 31 March 2005
16.	*Guangangsidui,* (also known as No. 2658 (A) Longwu Road) Longhua Town, Shanghai, The PRC	The property comprises a parcel of land together with the whole of a 2-storey office building, a simple structural concrete batching factory and various structures completed in or about 1995. The property has a site area of approximately 4,993 sq.m. (53,744.65 sq.ft.) and the office building has a gross floor area of approximately 200 sq.m. (2,152.8 sq.ft.) According to our inspection and information provided by the KWCM Group, the KWCM Group has erected one level on the original building with a gross floor area of approximately 571 sq.m. and various structures erected thereon.	The office building of the property is leased to Shanghai Ganghui Concrete Co. Ltd. by an independent third party for a term of fifteen years commencing from 16 July 1995 to 15 July 2010 at an annual rent of RMB637,800 for the period from 16 July 1995 to 15 July 1997 and the rent will be increased by 5% annually since 16 July 1997. According to the information provided by the KWCM Group and the KWIH Group, the land parcel of the property with a site area of approximately 4,993 sq.m. (53,744.65 sq.ft.) has been leased to the KWCM Group and the KWIH Group by the lessor. The property at present is occupied by the KWCM Group and the KWIH Group for concrete batching and ancillary office. The property is rented for own occupation.	No commercial value **Interest attributable to the KWCM Group** N/A **Market Value attributable to the KWCM Group as at 31 March 2005** No commercial value **Interest attributable to the KWIH Group** N/A **Market Value attributable to the KWIH Group as at 31 March 2005** No commercial value

Notes:

1. The lessor is an independent third party, which is not connected with and is independent of, any of the directors of the KWCM Group and the KWIH Group, or any of their respective associates.

2. According to the tenancy agreement, the KWCM Group and the KWIH Group has leased the Level 1 and 2 of the property with a total gross floor area of approximately 200 sq.m.. According to a Planning Permit issued by Shanghai Xuhui District Planning Committee dated 1 November 1995 (Document No. Xujitou (1995) No. 143), the Level 3 of the property with a gross floor area of approximately 571 sq.m. has been permitted to be built on the property.

3. We have been provided with a PRC legal opinion on the title to the property issued by the PRC legal adviser, Commerce & Finance Law Offices, which contains, inter alia, the following information:

(a) The content of the tenancy agreement entered into between the lessor, Shanghai Xuhui District Construction Materials Company (上海徐滙區建築材料公司) and the KWCM Group and the KWIH Group is valid, effective and legally binding on both parties;

(b) Due to that the lessor, Shanghai Xuhui District Construction Materials Company (上海徐滙區建築材料公司) cannot provide the relevant title certificates for the property, the current registered owner of the property cannot be confirmed; and

(c) Since the lessor cannot provide the Real Estate Ownership Certificate, we cannot confirm that the owner of the land use right and/or the building ownership of the property is the lessor. If there is any dispute over the building ownership and/or the land use right of the property, the tenant might not be able to enjoy the right to use the property.

VALUATION CERTIFICATE

	Property	Description	Particulars of occupancy	Market Value in existing state as at 31 March 2005
17.	A parcel of land together with buildings and structures erected thereon, Guangang Village, Huajing Town, Shanghai, the PRC	The property comprises a parcel of land with a site area of approximately 3,300 sq.m. (35,521.20 sq.ft.)	The property is leased to Shanghai Ganghui Concrete Co., Ltd. by an independent third party for a term of three years commencing from 1 October 2003 to 30 September 2006 at an annual rent of RMB200,000. The property at present is a clear site. The property is rented for own occupation.	No commercial value **Interest attributable to the KWCM Group** N/A **Market Value attributable to the KWCM Group as at 31 March 2005** No commercial value **Interest attributable to the KWIH Group** N/A **Market Value attributable to the KWIH Group as at 31 March 2005** No commercial value

Notes:

1. The lessor is an independent third party, which is not connected with and is independent of, any of the directors of the KWCM Group and the KWIH Group, or any of their respective associates.

2. We have been provided with a PRC legal opinion on the title to the property issued by the PRC legal adviser, Commerce & Finance Law Offices, which contains, *inter alia*, the following information:

   According to a Collective Land for Construction Certificate, the lessor, Shanghai Guangang Enterprise Company Limited (上海關港實業有限公司) is the current registered owner of the property.

VALUATION CERTIFICATE

	Property	Description	Particulars of occupancy	Market Value in existing state as at 31 March 2005
18.	No. 2 Xinchen Road, Beicai Town, Pudong New District, Shanghai, the PRC	The property comprises a parcel of land together with fourteen 1 to 3-storey buildings erected thereon. The buildings were completed from 1994 to 1995. The property has a site area and total gross floor area of approximately 12,955 sq.m. (139,447.62 sq.ft.) and 1,461.04 sq.m. (15,726.63 sq.ft.) respectively.	The property is leased to Shanghai Beicai Concrete Co., Ltd. by an independent third party for a term commencing from 11 July 2000 to 17 May 2018 at an annual rent of RMB582,990 for the period from 11 July 2000 to 30 April 2002, RMB617,969.4 for the period from 1 May 2002 to 30 April 2005 and RMB654,892.08 from 1 May 2005. The property at present is occupied by the KWCM Group and the KWIH Group for office, staff quarter, canteen, laboratory and ancillary uses. The property is rented for own occupation.	No commercial value **Interest attributable to the KWCM Group** N/A **Market Value attributable to the KWCM Group as at 31 March 2005** No commercial value **Interest attributable to the KWIH Group** N/A **Market Value attributable to the KWIH Group as at 31 March 2005** No commercial value

Notes:

1. The lessor is an independent third party, which is not connected with and is independent of, any of the directors of the KWCM Group and the KWIH Group, or any of their respective associates.

2. We have been provided with a PRC legal opinion on the title to the property issued by the PRC legal adviser, Commerce & Finance Law Offices, which contains, inter alia, the following information:

   (a) The tenancy agreement entered into between the lessor, Shanghai Beicai Enterprise Company (上海北蔡實業總公司), and the KWCM Group and the KWIH Group is valid, effective and legally binding on both parties; and

   (b) According to a Real Estate Ownership Certificate (Document No. Hufangdipuzi (1999) No. 043033), the lessor, Shanghai Beicai Enterprise Company (上海北蔡實業總公司), is the current registered owner of the property, and is entitled to lease the property to the KWCM Group and the KWIH Group;

VALUATION CERTIFICATE

	Property	Description	Particulars of occupancy	Market Value in existing state as at 31 March 2005
19.	No. 21 Luding Road, Shanghai, the PRC	The property comprises a parcel of land and various structures erected thereon. The property has a site area of approximately 11,333.22 sq.m. (121,990.78 sq.ft.)	The property is leased to Shanghai Jiajian Concrete Co., Ltd. by the lessor for a term of twenty years commencing from 23 June 1998 to 22 June 2018 at an annual rent of RMB765,000 and the rent will be increased by 2% annually. The property at present is occupied by the KWCM Group and the KWIH Group for godown, office and ancillary uses. The property is rented for own occupation.	No commercial value **Interest attributable to the KWCM Group** N/A **Market Value attributable to the KWCM Group as at 31 March 2005** No commercial value **Interest attributable to the KWIH Group** N/A **Market Value attributable to the KWIH Group as at 31 March 2005** No commercial value

Notes: We have been provided with a PRC legal opinion on the title to the property issued by the PRC legal adviser, Commerce & Finance Law Offices, which contains, inter alia, the following information:

(a) The tenancy agreement entered into between the lessor, Shanghai Diyishizheng Project Company Limited (上海第一市政公程有限公司), and the KWCM Group and the KWIH Group is valid, effective and legally binding on both parties;

(b) The lessor, Shanghai Diyishizheng Project Company Limited (上海第一市政公程有限公司), is the current registered owner of the property; and

(c) The nature of the land of the property is not clearly stated in the State-owned Land Use Right Certificate. Thus, if in case of dispute, the KWCM Group and the KWIH Group may not continue her enjoyment on the property.

VALUATION CERTIFICATE

	Property	Description	Particulars of occupancy	Market Value in existing state as at 31 March 2005
20.	No. 200 Qiujiang Pier Road, Shanghai, the PRC.	The property comprises a parcel of land together with various buildings erected thereon. The buildings were completed in or about 2002. The property has a site area and a gross floor area of approximately 8,666.58 sq.m. (93,287.07 sq.ft.) and 913 sq.m. (9,827.53 sq.ft.) respectively.	The property is leased to Shanghai Jia Shen Concrete Co., Ltd. by an independent third party for a term of ten years commencing from 31 March 2002 to 30 March 2012 at an annual rent of RMB800,000 for the period from 31 March 2002 to 30 March 2005 and the rent will be increased by 2% since 31 March 2005. The property at present is occupied by the KWCM Group and the KWIH Group for office, godown and ancillary uses. The property is rented for own occupation.	No commercial value **Interest attributable to the KWCM Group** N/A **Market Value attributable to the KWCM Group as at 31 March 2005** No commercial value **Interest attributable to the KWIH Group** N/A **Market Value attributable to the KWIH Group as at 31 March 2005** No commercial value

Notes:

1. The lessor is an independent third party, which is not connected with and is independent of, any of the directors of the KWCM Group and the KWIH Group, or any of their respective associates.

2. We have been provided with a PRC legal opinion on the title to the property issued by the PRC legal adviser, Commerce & Finance Law Offices, which contains, *inter alia*, the following information:

   (a) The tenancy agreement entered into between the lessor, Shanghai City Yangpu District Gongxiao Co-operation Society Factory Service Department (上海市楊浦區供銷合作社工廠服務部), and the KWCM Group and the KWIH Group is valid, effective and legally binding on both parties;

   (b) Due to that the lessor, Shanghai City Yangpu District Gongxiao Co-operation Society Factory Service Department (上海市楊浦區供銷合作社工廠服務部) cannot provide the relevant title certificates for the property, the current registered owner of the property cannot be confirmed; and

   (c) Since the lessor cannot provide the Real Estate Ownership Certificate, we cannot confirm that the owner of the land use right and/or the building ownership of the property is the lessor. If there is any dispute over the building ownership and/or the land use right of the property, the tenant might not be able to enjoy the right to use the property.

VALUATION CERTIFICATE

	Property	Description	Particulars of occupancy	Market Value in existing state as at 31 March 2005
21.	The West portion of Hutai Road, Shanghai, the PRC	The property comprises a parcel of land together with various structures erected thereon. The property has a site area of approximately 8,000.04 sq.m. (86,112.43 sq.ft.)	The property is leased to Shanghai Xin Cai Concrete Co., Ltd. by the lessor for a term of ten years commencing from 2004 to 2014 at an annual rent of RMB470,400. The property at present is occupied by the KWCM Group and the KWIH Group for office and ancillary uses. The property is rented for own occupation.	No commercial value **Interest attributable to the KWCM Group** N/A **Market Value attributable to the KWCM Group as at 31 March 2005** No commercial value **Interest attributable to the KWIH Group** N/A **Market Value attributable to the KWIH Group as at 31 March 2005** No commercial value

Notes:

1. The lessor is not a connected person of the KWCM Group and the KWIH Group.

2. We have been provided with a PRC legal opinion on the title to the property issued by the PRC legal adviser, Commerce & Finance Law Offices, which contains, inter alia, the following information:

   According to a Collective Land for Construction Certificate (Document No.: Hujitizhazi No. 0389), the lessor, Shanghai Tangnan Enterprise Company (上海塘南實業公司), is the current registered owner of the property.

VALUATION CERTIFICATE

	Property	Description	Particulars of occupancy	Market Value in existing state as at 31 March 2005
22.	The South portion of Mahanhe Daweiqiao, Nanjing, Jiangsu Province, The PRC	The property comprises a parcel of land together with a single-storey and a two-storey building erected thereon completed in or about 2003. The property has a total site area of approximately 7,433.37 sq.m. (80,012.79 sq.ft.) and has a total gross floor area of approximately 450 sq.m. (4,843.8 sq.ft.)	The property is leased to Nanjing K. Wah Concrete Co., Ltd. by an independent third party. A portion of land with a site area of approximately 5,066.62 sq.m. (54,537.10 sq.ft.) and the building with a gross floor area of approximately 450 sq.m. (4,843.8 sq.ft.) is leased for a term of twelve years commencing from 17 July 2002 to 16 July 2014 at an annual rent of RMB80,000 and the rent will be increased by 6% annually from 17 July 2007. The remaining portion of land with a site area of approximately 2,366.64 sq.m. (25,474.51 sq.ft.) is leased for a term commencing from 30 May 2003 to 16 July 2014 at an annual rent of RMB50,000 and the rent will be increased by 4% annually from 1 June 2008. The property at present is occupied by the KWCM Group and the KWIH Group for office, godown, canteen and ancillary uses. The property is rented for own occupation.	No commercial value **Interest attributable to the KWCM Group** N/A **Market Value attributable to the KWCM Group as at 31 March 2005** No commercial value **Interest attributable to the KWIH Group** N/A **Market Value attributable to the KWIH Group as at 31 March 2005** No commercial value

Notes:

1. The lessor is an independent third party, which is not connected with and is independent of, any of the directors of the KWCM Group and the KWIH Group, or any of their respective associates.

2. We have been provided with a PRC legal opinion on the title to the property issued by the PRC legal adviser, Commerce & Finance Law Offices, which contains, inter alia, the following information:

(a) The tenancy agreement entered into between the lessor, Nanjing City Zhendalianyun Company (南京市振大聯運公司), and the KWCM Group and the KWIH Group is valid, effective and legally binding on both parties;

(b) Due to that the lessor, Nanjing City Zhendalianyun Company (南京市振大聯運公司) cannot provide the relevant title certificates for the property, the current registered owner of the property cannot be confirmed; and

(c) Since the landlord cannot provide the Real Estate Ownership Certificate, it is uncertain to confirm that the owner of the land use right and/or the building ownership of the property is the landlord. If there is any dispute over the building ownership and/or the land use right of the property, the tenant might not be able to enjoy the right to use the property.

VALUATION CERTIFICATE

	Property	Description	Particulars of occupancy	Market Value in existing state as at 31 March 2005
23.	Caochangdi, Airport Road, Chaoyang District, Beijing, the PRC	The property comprises two parcels of land together with a 4-storey office building and a single-storey building erected thereon, the buildings are completed in or about 1979. The property has a site area and total gross floor area of approximately 12,900 sq.m. (138,855.60 sq.ft.) and 2,153 sq.m. (23,174.89 sq.ft.) respectively.	The property is leased to Beijing K. Wah Gao Qiang Concrete Co., Ltd. by an independent third party for a term of twenty years. According to the information provided by the KWCM Group, the term of the tenancy was commenced from 18 January 2003 to 18 January 2023. Detail information of the tenancies are summarized in Note 2. The property at present is occupied by the KWCM Group and the KWIH Group for office, godown and ancillary purposes. The property is rented for own occupation.	No commercial value **Interest attributable to the KWCM Group** N/A **Market Value attributable to the KWCM Group as at 31 March 2005** No commercial value **Interest attributable to the KWIH Group** N/A **Market Value attributable to the KWIH Group as at 31 March 2005** No commercial value

Notes:

1. The lessor is an independent third party, which is not connected with and is independent of, any of the directors of the KWCM Group and the KWIH Group, or any of their respective associates.

2. Information on the tenancies is summarized as follows:

The leased portion of the property	Lease Term	Rental
The land parcel A with a site area of approximately 10,000 sq.m. (107,640 sq.ft.)	18 January 2003 to 18 January 2023	Annual rent of RMB400,000 for the period from 18 January 2003 to 18 January 2023 and the rent will be increased by 2% annually
The land parcel B with a site area of approximately 2,900 sq.m. (31,215.60 sq.ft.)	18 January 2003 to 18 January 2023	Total rent of RMB2,000,000
Building portion with a total gross floor area of approximately 2,153 sq.m. (23,174.89 sq.ft.)	18 January 2003 to 18 January 2023	Annual rent of RMB600,000

3. We have been provided with a PRC legal opinion on the title to the property issued by the PRC legal adviser, Commerce & Finance Law Offices, which contains, inter alia, the following information:

(a) The tenancy agreements entered into between the lessor, Beijing Gaoqiang Concrete Company Limited (北京市高強混凝土有限公司), and the KWCM Group and the KWIH Group is valid, effective and legally binding on both parties;

(b) Due to that the lessor, Beijing Gaoqiang Concrete Company Limited (北京市高強混凝土有限公司) cannot provide the relevant title certificates for the land parcel of the property, the current registered owner of the property cannot be confirmed; and

(c) Since the lessor cannot provide the Real Estate Ownership Certificate, we cannot confirm that the owner of the land use right and/or the building ownership of the property is the lessor. If there is any dispute over the building ownership and/or the land use right of the property, the tenant might not be able to enjoy the right to use the property.

VALUATION CERTIFICATE

	Property	Description	Particulars of occupancy	Market Value in existing state as at 31 March 2005
24.	A parcel of land at Oi Ling Ding Island, Zhuhai, Guangdong Province, the PRC	The property comprises a parcel of land together with various single-storey buildings and structures erected thereon. According to the information provided by the KWCM Group, the buildings have been completed for more than 50 years. The property has s site area of approximately 765,000 sq.m. (8,234,460 sq.ft.)	The property is leased to K. Wah Stones (Zhu Hai) Company Limited by an independent third party for a term commencing from 1 July 2002 to 26 April 2006 at an annual rent of RMB1,200,000 exclusive of all operating expenses. The property at present is occupied by the KWCM Group and the KWIH Group for mining use. The property is rented for own occupation.	No commercial value **Interest attributable to the KWCM Group** N/A **Market Value attributable to the KWCM Group as at 31 March 2005** No commercial value **Interest attributable to the KWIH Group** N/A **Market Value attributable to the KWIH Group as at 31 March 2005** No commercial value

Notes:

1. According to a tenancy agreement entered into between Guangdong Province Military District Zhuhai Office (廣東省軍區珠海辦事處) (Party A) and K. Wah Stone (Zhu Hai) Company Limited (Party B) dated 20 September 2002, the property has been leased by Party A to Party B for a term commencing from 1 July 2002 to 26 April 2006 at an annual rent of RMB1,200,000.

   Pursuant to a supplementary agreement entered into amongst Guangdong Province Military District Zhuhai Office (廣東省軍區珠海辦事處) (Party A), Guangdong Province Military Rear Unit (廣東省軍區後勤部戰勤處) (Party B) and K. Wah Stone (Zhu Hai) Company Limited (Party C) dated 26 October 2004, the lessor of the property has been changed from Party A to Party B due to repeal of Party A, however, all terms stated in the tenancy agreement are still valid and legally effective until the expiration of the tenancy on 26 April 2006.

2. The lessor is an independent third party, which is not connected with and is independent of, any of the directors of the KWCM Group and the KWIH Group, or any of their respective associates.

3. We have been provided with a PRC legal opinion on the title to the property issued by the PRC legal adviser, Commerce & Finance Law Offices, which contains, *inter alia*, the following information:

   (a) Due to that the lessor, Guangdong Province Military Rear Unit (廣東省軍區後勤部戰勤處) cannot provide the relevant title certificates for the property, the current registered owner of the property cannot be confirmed; and

   (b) Since the lessor cannot provide the relevant title certificate, we cannot confirm that the owner of the land use right and/or the building ownership of the property is the lessor. If there is any dispute over the building ownership and/or the land use right of the property, the KWCM Group and the KWIH Group might not be able to enjoy the right to use the property.

VALUATION CERTIFICATE

	Property	Description	Particulars of occupancy	Market Value in existing state as at 31 March 2005
25.	A parcel of land located on the Tongfuyue Industrial Zone, Longhua Town, Baoan District, Shenzhen, the PRC	The property comprises a parcel of land with a site area of approximately 23,000 sq.m. (247,572 sq.ft.) According to the information provided by the KWCM Group and site inspection, four 1 to 2-storey buildings and various structures erected on the property with a total gross floor area of approximately 3,153 sq.m. (33,938.89 sq.ft.) The buildings were completed from 1999 to 2004.	The property is leased to K. Wah Construction Products (Shenzhen) Co., Ltd. by an independent third party for a term of 50 years commencing from 10 February 1999 to 9 February 2049 at an annual rent of RMB414,000 for the period from 10 February 1999 to 9 February 2004 and the rent will be increased by RMB414,000 for every 5 years from 10 February 2004. The property at present is occupied by the KWCM Group and the KWIH Group as office, production workshop, research and manufacturing workshop and laboratory. The property is rented for own occupation.	No commercial value **Interest attributable to the KWCM Group** N/A **Market Value attributable to the KWCM Group as at 31 March 2005** No commercial value **Interest attributable to the KWIH Group** N/A **Market Value attributable to the KWIH Group as at 31 March 2005** No commercial value

Notes:

1. The lessor is an independent third party, which is not connected with and is independent of, any of the directors of the KWCM Group, or any of their respective associates.

2. We have been provided with a PRC legal opinion on the title to the property issued by the PRC legal adviser, Commerce & Finance Law Offices, which contains, *inter alia*, the following information:

   (a) The tenancy agreement entered into between the lessor, Shenzhen City Dalang New Economic Development Company Limited (深圳市大浪新經濟發展有限公司), and the KWCM Group and the KWIH Group is valid, effective and legally binding on both parties. However, according to the Contract Law, the lease term of a tenancy agreement should be limited to 20 years. The exceeded period would not be legally protected;

   (b) Due to that the lessor, Shenzhen City Dalang New Economic Development Company Limited (深圳市大浪新經濟發展有限公司) cannot provide the relevant title certificates for the property, the current registered owner of the property cannot be confirmed; and

(c) Since the lessor cannot provide the relevant title certificate, we cannot confirm that the owner of the land use right and/or the building ownership of the property is the lessor. If there is any dispute over the building ownership and/or the land use right of the property, the KWCM Group and the KWIH Group might not be able to enjoy the right to use the property.

3. The property is valued as no commercial value because the property cannot be sub-let and no profit rent is generated.

VALUATION CERTIFICATE

	Property	Description	Particulars of occupancy	Market Value in existing state as at 31 March 2005
26.	A parcel of land located in the Hepingtongfuyue Industrial Zone, Fuyong Town, Baoan District, Shenzhen, the PRC	The property comprises a parcel of land with a site area of approximately 12,000 sq.m. (129,168 sq.ft.) According to the information provided by the KWCM Group and site inspection, four 1 to 2-storey buildings and various structures are erected on the property with a total gross floor area of approximately 1,680 sq.m. (18,083.52 sq.ft.) The buildings were completed in or about 1998.	The property is leased to K. Wah Construction Products (Shenzhen) Co., Ltd. by an independent third party for a term of 50 years commencing from 1 August 1998 to 31 July 2048 an annual rent of RMB360,000 (HK$ eqv. 339,623) for the period from 1 August 1998 to 31 July 2003 and the rent will be increased by 10% per 5 years since 1 August 2003. The property at present is occupied by the KWCM Group and the KWIH Group as office, production workshop, research and manufacturing workshop and laboratory. The property is rented for own occupation.	No commercial value **Interest attributable to the KWCM Group** N/A **Market Value attributable to the KWCM Group as at 31 March 2005** No commercial value **Interest attributable to the KWIH Group** N/A **Market Value attributable to the KWIH Group as at 31 March 2005** No commercial value

Notes:

1. The lessor is an independent third party, which is not connected with and is independent of, any of the directors of the KWCM Group and the KWIH Group, or any of their respective associates.

2. We have been provided with a PRC legal opinion on the title to the property issued by the PRC legal adviser, Commerce & Finance Law Offices, which contains, *inter alia*, the following information:

   (a) The tenancy agreement entered into between the lessor, Shenzhen City Fuyong Town Fuhetongfuyue Industrial Company Limited (深圳市福永鎮福和同富裕工業有限公司), and the KWCM Group and KWIH Group is valid, effective and legally binding on both parties. However, according to the Contract Law, the lease term of a tenancy agreement should be limited to 20 years. The exceeded period would not be legally protected;

   (b) Due to that the lessor, Shenzhen City Fuyong Town Fuhetongfuyue Industrial Company Limited (深圳市福永鎮福和同富裕工業有限公司) cannot provide the relevant title certificates, the current registered owner of the property cannot be confirmed; and

(c) Since the lessor cannot provide the relevant title certificate, we cannot confirm that the owner of the land use right and/or the building ownership of the property is the lessor. If there is any dispute over the building ownership and/or the land use right of the property, the KWCM Group and the KWIH Group might not be able to enjoy the right to use the property.

3. The property is valued as no commercial value because the property cannot be sub-let and no profit rent is generated.

VALUATION CERTIFICATE

	Property	Description	Particulars of occupancy	Market Value in existing state as at 31 March 2005
27.	A parcel of land in Minzhu Village, Bio-technology Park, Shajing Town, Baoan District, Shenzhen, the PRC	The property comprises a parcel of land with a site area of approximately 50,000 sq.m. (538,200 sq.ft.) According to the information provided by the KWCM Group and inspection, four 1 to 3-storey buildings and various structures are erected on the property with a total gross floor area of approximately 4,980 sq.m. (53,604.72 sq.ft.) The buildings are completed in or about 2003.	The property is leased to K. Wah Construction Products (Shenzhen) Co., Ltd. by an independent third party for a term with an expiry date on 31 October 2032. Detail information of the tenancy is summarized in Note 2. The property at present is occupied by the KWCM Group and the KWIH Group as an office, production workshop, research and manufacturing workshop, laboratory and canteen. The property is rented for own occupation.	No commercial value **Interest attributable to the KWCM Group** N/A **Market Value attributable to the KWCM Group as at 31 March 2005** No commercial value **Interest attributable to the KWIH Group** N/A **Market Value attributable to the KWIH Group as at 31 March 2005** No commercial value

Notes:

1. The lessor is an independent third party, which is not connected with and is independent of, any of the directors of the KWCM Group and the KWIH Group, or any of their respective associates.

2. The information of the tenancy of the property is summarized as follow:

Leased portion of the property	Site Area (sq.m.)	Lease Term	Annual Rent
Phase I	30,000	1 November 2002– 31 October 2032	RMB738,000 for the period from 1 November 2002 to 31 October 2007 and the rent will be increased by RMB73,800 per 5 years since 1 November 2007
Phase II	20,000	1 October 2003– 31 October 2032	RMB492,000 for the period from 1 October 2003 to 30 September 2008 and the rent will be increased by RMB49,200 per 5 years since 1 October 2008.
Total	50,000		Annual Rent as at the date of valuation is RMB1,230,000

3. According to an authorization letter issued by Shenzhen Baoan District Shajing Town Democratic Village Committee (Party A) to Shenzhen Baoan District Shajing Town Democratic Economic Development Company (Party B) dated 5 September 2002, Party A has authorized Party B to lease the property to K. Wah Construction Products (Shenzhen) Co., Ltd. for a term of 30 years.

4. We have been provided with a PRC legal opinion on the title to the property issued by the PRC legal adviser, Commerce & Finance Law Offices, which contains, inter alia, the following information:

   (a) The tenancy agreement entered into between the lessor, Shenzhen City Baoan District Shajing Town Minzhu Economic Development Company (深圳市寶安區沙井鎮民主經濟發展公司), and the KWCM Group and the KWIH Group is valid, effective and legally binding on both parties. However, according to the Contract Law, the lease term of a tenancy agreement must not exceed 20 years. A period in excess of 20 years would not be legally protected;

   (b) Due to that the lessor, Shenzhen City Baoan District Shajing Town Minzhu Economic Development Company (深圳市寶安區沙井鎮民主經濟發展公司) cannot provide the relevant title certificates, the current registered owner of the property cannot be confirmed; and

   (c) Since the lessor cannot provide the Real Estate Ownership Certificate, we cannot confirm that the owner of the land use right and/or the building ownership of the property is the lessor. If there is any dispute over the building ownership and/or the land use right of the property, the tenant might not be able to enjoy the right to use the property.

5. The property is valued as no commercial value because the property cannot be sub-let and no profit rent is generated.

The following is the text of a letter, summary of values and valuation certificate received from Chesterton Petty Limited, for inclusion in this Circular, in connection with its valuation as at 31 March 2005 of the property interests of the Galaxy Group.

Chesterton
PETTY
卓德

International Property Consultants

Chesterton Petty Ltd
16/F CITIC Tower
1 Tim Mei Avenue
Central
Hong Kong

30 June 2005

The Directors
Galaxy Casino, S.A.
19th Floor
Dynasty Plaza
411-417 Alameda Dr Carlos D'Assumpcao
Macau

The Directors
K. Wah International Holdings Limited
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

The Directors
K. Wah Construction Materials Limited
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

Dear Sirs

VALUATION OF VARIOUS PROPERTY INTERESTS IN MACAU

In accordance with your instructions for us to value the property interests held by Galaxy Casino, S.A. (hereinafter known as the "Company") or its subsidiaries (together referred to as the "Group") in Macau, we confirm that we have carried out inspections, made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the market values of these property interests as at 31 March 2005.

Our valuation is our opinion of the market value of the property which we would define as intended to mean "the estimated amount for which a Property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

The market value is the best price reasonably obtainable in the market by the seller and the most advantageous price reasonably obtainable in the market by the buyer. This estimate specifically excludes an estimated price inflated or deflated by special terms or circumstances such as atypical financing, sale and leaseback arrangements, special considerations or concessions granted by anyone associated with the sale, or any element of special value. The market value of a property is also estimated without regard to costs of sale and purchase, and without offset for any associated taxes.

We have valued the property interest in Group I with the Comparison Method by reference to sales evidence as available on the market and information provided by the Group including development proposals, development programme, construction costs and other relevant information. The property interests in Group II have no commercial value mainly due to their short term nature or the prohibition or restriction against sub-letting or lack of substantial profit rent.

We have not been provided with any title documents relating to the property interests in Groups I and II but we have caused land searches on the title of the property interest in Group I at the Conservatoria do Registo Predial (the land registry of Macau). We have not, however, inspected the original documents to verify ownership or to ascertain the existence of any amendments which do not appear on the copies handed to us. In the course of our valuation, we have assumed that the owner of the property interest in Group I has enforceable title and has free and uninterrupted rights to use, occupy, assign or transfer the property interest.

We have relied to a very considerable extent on information given by the Group and have accepted advice given to us by the Group on such matters as planning approvals or statutory notices, easements, tenure, particulars of occupancy, development proposals, development programme and costs, site and floor areas. We have not verified the truth and accuracy of the information and we have relied on the confirmation that no material facts have been omitted from the information so supplied. We consider that we have been provided with sufficient information to reach an informed view. Dimensions, measurements and areas included in the valuation certificate are based on information contained in the documents and leases provided to us and are therefore only approximations.

We have inspected the exterior of properties in Groups I and II valued and, where possible, we have also inspected the interior of the properties of Group II. However, no on site investigations to determine the suitability of the ground conditions and services etc for the proposed development for the property of Group I and structural survey for the properties in Group II have been made. In the course of our inspection, we did not note any serious defects. We are not, however, able to report that the properties in Group II are free from rot, infestation or any other structural defects. No tests were carried out on any of the services.

No allowance has been made in our report for any charges, mortgages or amounts owing on the property interests nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property interests are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their values.

This report is prepared pursuant to Chapter 5 of the Rules governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and in accordance with the HKIS Valuation Standards on Properties published by the Hong Kong Institute of Surveyors.

We enclose herewith our summary of values and valuation certificate.

Yours faithfully
For and on behalf of
Chesterton Petty Limited
Charles C K Chan
Chartered Estate Surveyor
MSc FRICS FHKIS MCIArb RPS(GP)
Executive Director

* *Mr Charles C K Chan, chartered estate surveyor, MSc., F.R.I.C.S., F.H.K.I.S., M.C.I.Arb., R.P.S.(G.P.), has been a qualified valuer with Chesterton Petty Limited since June 1987 and has about 20 years experience in the valuation of properties in Hong Kong and has about 15 years experience in the valuation of properties in Macau.*

SUMMARY OF VALUES

Property		Capital value in existing states as at 31 March 2005
Group I — Property interest held by the Group in Macau for development		
1.	Lote 3 (A2/I), Zona dos Novos, Aterros do Porto Exterior, Macau	HK$1,600,000,000
	Sub-total:	**HK$1,600,000,000**
Group II — Property interests rented by the Group in Macau for occupation		
2.	Various Commercial Portions in Waldo Hotel, Lote J-Quarteirao 6, Avenida da Amizade, Aterros do Porto Exterior, Macau	No commercial value
3.	Units A, B, C, D and E on 19th Floor, Dynasty Plaza, 392–438 Avenida Sir Anders Ljungstedt, 397–501 Rua Cidade de Sintra, 393–437 Alameda Dr Carlos de Assumpcao, Macau	No commercial value
4.	Units I, J, K and L on 15th Floor, Dynasty Plaza, 392–438 Avenida Sir Anders Ljungstedt, 397–501 Rua Cidade de Sintra, 393–437 Alameda Dr Carlos de Assumpcao, Macau	No commercial value
5.	Units M, N, O, P and Q on 11th Floor, Dynasty Plaza, 392–438 Avenida Sir Anders Ljungstedt, 397–501 Rua Cidade de Sintra, 393–437 Alameda Dr Carlos de Assumpcao, Macau	No commercial value
6.	Unit L on 15th Floor, Bloco 3 (Ruby Court), Magnificent Court, 168 Rua de Berlim, Macau	No commercial value
7.	Unit M on 15th Floor, Bloco 3 (Ruby Court), Magnificent Court, 168 Rua de Berlim, Macau	No commercial value
8.	Unit S on 5th Floor, Bloco 4, Edificio Tai Keng Yuen (Vista Magnifica Court), 1333–1443 Avenida Dr Sun Yat Sen, 10-52 Avenida Sir Anders Ljungstedt, 396–506 Cidade de Braga, 9-51 Alameda Dr Carlos de Assumpcao, Macau	No commercial value
9.	Unit G on 21st Floor, Magnolia Court, 181A–255 Avenida dos Jardins do Oceano, Taipa, Macau	No commercial value
	Sub-total:	**No commercial value**
	Grand total:	**HK$1,600,000,000**

VALUATION CERTIFICATE

Group I — Property interest held by the Group in Macau for development

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 March 2005
1.	Lote 3 (A2/I), Zona dos Novos, Aterros do Porto Exterior, Macau	The property comprises a rectangular level site with a registered area of approximately 2,916 sq m (31,388 sq ft). The property is planned to be developed by the construction of a 33-storey (excluding 2 refuge floors) with "five-star" commercial/hotel development built over 3 basement carpark levels. The proposed development will accommodate 560 hotel modules, a casino and other gaming related facilities. Upon completion, the development is planned to provide a total gross floor area of approximately 94,678 sq m (1,019,114 sq ft) inclusive of electrical and mechanical areas. In addition, the proposed development will also comprise 288 carparking spaces and 45 motor vehicle parking spaces in the basement levels. The proposed development is scheduled to be completed in mid-2006. The property is held on a lease from the Government of Macau for a term of 25 years from 29 June 1992 renewable for successive periods of 10 years up to 19 December 2049 at a current annual rent of MOP87,480.	The property is currently under construction.	HK$1,600,000,000

Notes:

1. The registered owner of the property is Sociedade de Investimento Hoteleiros Majesty (Internacional) Ltd., a wholly owned subsidiary of the Company.

2. The property is subject to a mortgage in favour of Hang Seng Bank Limited.

3. A portion of a podium of the proposed development will deck over Rua Cidade de Sintra (a public road) and the public garden on the northwest of the property. In addition, we note that the proposed development deviates from the development conditions stipulated in the existing land grant in terms of the number of

storey, gross floor areas and the type of development etc. In the course of our valuation, we have assumed that the Macau Government will permit the proposed development via a modification of the existing land grant and subject to payment of premium for such modification.

4. As advised by the Company, we are given to understand that the Macau Government will charge a premium of approximately MOP45,000,000 (approximately HK$44,000,000) for the development rights of the adjoining public road and garden as well as for the modification of the existing land grant to permit the proposed development. In the absence contrary evidence, we have assumed that this is the amount of premium to be charged by the Macau Government and have allowed for the said premium in our valuation.

5. In accordance with the information provided by the Group, the total estimated construction cost for the proposed development is approximately MOP1,300,000,000 (approximately HK$1,262,000,000). The estimated outstanding construction cost of completing the proposed development as in March 2005 was approximately MOP1,168,000,000 (approximately HK$1,134,000,000).

6. The capital value of the proposed development assuming it is completed as at 31 March 2005 is approximately HK$3,600,000,000, which is estimated by the Comparison Method and with reference to sales evidence as available in the market.

VALUATION CERTIFICATE

Group II — Property interests rented by the Group in Macau for occupation

	Property	Description and tenancy particulars	Particulars of occupancy	Capital value in existing state as at 31 March 2005
2.	Various Commercial Portions in Waldo Hotel, Lote J-Quarteirao 6, Avenida da Amizade, Aterros do Porto Exterior, Macau	Waldo Hotel is a 20-storey (including 3 basement levels) hotel premises refurbished from a commercial building in 2004. The property comprises various portions in the commercial podium of the hotel premises with a total floor area of approximately 3,500 sq m (37,674 sq ft). The property is rented by the Group under a tenancy agreement for a term of 2 years from 1 January 2004 at a monthly rent of HK$2,500,000 inclusive of management fees and other utility charges. The said tenancy has an option for the tenant to renew for a further term of 3 years. The rent is subject to review every 3 years at an increment of 15%.	The property is occupied by the Group for casino operations.	No commercial value

VALUATION CERTIFICATE

	Property	Description and tenancy particulars	Particulars of occupancy	Capital value in existing state as at 31 March 2005
3.	Units A, B, C, D and E on 19th Floor, Dynasty Plaza, 392–438 Avenida Sir Anders Ljungstedt, 397–501 Rua Cidade de Sintra, 393–437 Alameda Dr Carlos de Assumpcao, Macau	Dynasty Plaza is a 23-storey office building (including a mezzanine floor) surmounting a level of basement carpark completed in about 1995. The property comprises 5 office units on the 19th Floor of the building with a total registered floor area of approximately 469.06 sq m (5,049 sq ft). The property is rented by the Group under a tenancy agreement for a term of 2 years from 16 May 2003 at a monthly rent of HK$41,823.8 inclusive of management fees and air-conditioning charges.	The property is occupied by the Group as an office.	No commercial value

VALUATION CERTIFICATE

	Property	Description and tenancy particulars	Particulars of occupancy	Capital value in existing state as at 31 March 2005
4.	Units I, J, K and L on 15th Floor, Dynasty Plaza, 392–438 Avenida Sir Anders Ljungstedt, 397–501 Rua Cidade de Sintra, 393–437 Alameda Dr Carlos de Assumpcao, Macau	Dynasty Plaza is a 23-storey office building (including a mezzanine floor) surmounting a level of basement carpark completed in about 1995. The property comprises 4 office units on the 15th Floor of the building with a total registered floor area of approximately 387.23 sq m (4,168 sq ft). The property is rented by the Group under a tenancy agreement for a term of 2 years from 1 August 2004 at a monthly rent of HK$35,730 inclusive of management fees and air-conditioning charges. The said tenancy has an option for the tenant to renew for a further term of 2 years at a revised monthly rent at HK$41,685.	The property is occupied by the Group as an office.	No commercial value

VALUATION CERTIFICATE

	Property	Description and tenancy particulars	Particulars of occupancy	Capital value in existing state as at 31 March 2005
5.	Units M, N, O, P and Q on 11th Floor, Dynasty Plaza, 392–438 Avenida Sir Anders Ljungstedt, 397–501 Rua Cidade de Sintra, 393–437 Alameda Dr Carlos de Assumpcao, Macau	Dynasty Plaza is a 23-storey office building (including a mezzanine floor) surmounting a level of basement carpark completed in about 1995. The property comprises 5 office units on the 11th Floor of the building with a total registered floor area of approximately 471.89 sq m (5,079 sq ft). The property is rented by the Group under a tenancy agreement for a term from 10 December 2004 to 9 December 2006 at a monthly rent of HK$45,712.8 inclusive of management fees and air-conditioning charges. The said tenancy has an option for the tenant to renew for a further term of 2 years at a revised monthly rent at HK$50,284.	The property is occupied by the Group as an office.	No commercial value

VALUATION CERTIFICATE

	Property	Description and tenancy particulars	Particulars of occupancy	Capital value in existing state as at 31 March 2005
6.	Unit L on 15th Floor, Bloco 3 (Ruby Court), Magnificent Court, 168 Rua de Berlim, Macau	Magnificent Court comprises four 13-storey residential buildings surmounting a 3-storey commercial/ carparking podium completed in about 2000. The property comprises a flat unit on the 15th Floor in Block 3 of the development with a registered floor area of approximately 87.21 sq m (939 sq ft). The property is rented by the Group under a tenancy agreement for a term of 2 years from 26 August 2004 at a monthly rent of HK$7,000 inclusive of management fees.	The property is occupied by the Group as staff quarters.	No commercial value

VALUATION CERTIFICATE

	Property	Description and tenancy particulars	Particulars of occupancy	Capital value in existing state as at 31 March 2005
7.	Unit M on 15th Floor, Bloco 3 (Ruby Court), Magnificent Court, 168 Rua de Berlim, Macau	Magnificent Court comprises four 13-storey residential buildings surmounting a 3-storey commercial/ carparking podium completed in about 2000. The property comprises a flat unit on the 15th Floor in Block 3 of the development with a registered floor area of approximately 87.21 sq m (939 sq ft). The property is rented by the Group under a tenancy agreement for a term of 2 years from 26 August 2004 at a monthly rent of HK$7,000 inclusive of management fees.	The property is occupied by the Group as staff quarters.	No commercial value

VALUATION CERTIFICATE

	Property	Description and tenancy particulars	Particulars of occupancy	Capital value in existing state as at 31 March 2005
8.	Unit S on 5th Floor, Bloco 4, Edificio Tai Keng Yuen (Vista Magnifica Court), 1333–1443 Avenida Dr Sun Yat Sen, 10-52 Avenida Sir Anders Ljungstedt, 396–506 Cidade de Braga, 9-51 Alameda Dr Carlos de Assumpcao, Macau	Edificio Tai Keng Yuen (Vista Magnifica Court) comprises four 13-storey residential buildings surmounting a 3-storey commercial/recreational podium plus a level of basement carpark completed in 1997. The property comprises a flat unit on the 5th Floor in Block 4 of the development with a registered floor area of approximately 130.58 sq m (1,406 sq ft). The property is rented by the Group under a tenancy agreement for a term of 2 years from 22 April 2004 at a monthly rent of HK$13,000 inclusive of management fees.	The property is occupied by the Group as staff quarters.	No commercial value

VALUATION CERTIFICATE

	Property	Description and tenancy particulars	Particulars of occupancy	Capital value in existing state as at 31 March 2005
9.	Unit G on 21st Floor, Magnolia Court, 181A–255 Avenida dos Jardins do Oceano, Taipa, Macau	Ocean Gardens is a large-scale upper class private residential development comprising 34 residential apartment buildings and 21 villas with units ranging from 800 to 3,700 sq ft. Magnolia Court is one of the residential buildings of Ocean Gardens located on the western fringe of the development. It is a 19-storey residential building built over a 3-storey commercial/carparking podium completed in 2003. The property comprises a flat unit on the 21st Floor of the building with a registered floor area of approximately 108.75 sq m (1,171 sq ft). The property is rented by the Group under a tenancy agreement for a term of 2 years from 1 January 2005 at a monthly rent of HK$9,000 inclusive of management fees.	The property is occupied by the Group as staff quarters.	No commercial value

RESPONSIBILITY STATEMENT

This Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to KWIH. The KWIH Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement in this Circular misleading.

SHARE CAPITAL

The authorised and issued share capital of KWIH as at the Latest Practicable Date were, and immediately following Completion are expected to be, as follows:

Authorised		*HK$*
5,000,000,000	shares of HK$0.10 each	500,000,000
Issued and fully paid		
2,334,283,830	shares of HK$0.10 each	233,428,383

Note: This assumes no KWIH Shares will be issued from the Latest Practicable Date to the date of Completion.

MATERIAL ADVERSE CHANGE

At the Latest Practicable Date, the KWIH Directors were not aware of any material adverse change in the financial or trading position of the KWIH Group since 31 December 2004, the date to which the latest audited consolidated financial statements of the KWIH Group were made up.

KWIH BONDS

In March 2004, the KWIH Group issued the KWIH Bonds which are listed on the Luxembourg Stock Exchange and are convertible into KWIH Shares at a conversion price of HK$2.25 per KWIH Share, subject to adjustment in certain circumstances, on or after 23 April 2004 up to the close of business on 8 March 2009. Unless previously redeemed, converted, purchased or cancelled, each KWIH Bond will be redeemable at 91.49% of its principal amount on 23 March 2009 according to relevant terms and conditions of the KWIH Bonds.

At the Latest Practicable Date, an aggregate of HK$710,260,000 of the principal amount of the KWIH Bonds had been converted into 315,671,100 KWIH Shares and the aggregate outstanding principal amount of the KWIH Bonds was about HK$154,000,000, entitling the holders thereof to convert into an aggregate of 68,444,400 KWIH Shares at the then prevailing conversion price.

KWIH SHARE OPTION SCHEME

(a) Summary

The share option scheme of KWIH (the "KWIH Share Option Scheme") was approved and adopted by the KWIH Shareholders at the annual general meeting held on 30 May 2002 (the "Adoption Date"). A summary of the KWIH Share Option Scheme is set out below:

(1) *Purpose*

To attract and retain the best quality personnel for the development of KWIH's businesses; to provide additional incentives to employees, consultants, agents, representatives, advisers, suppliers of goods or services, customers, contractors, business allies and joint venture partners; and to promote the long term financial success of KWIH by aligning the interests of option holders to the KWIH Shareholders.

(2) *Participants*

(i) any employee of KWIH or any affiliate and any senior executive or director of KWIH or any affiliate; or

(ii) any consultant, agent, representative or adviser of KWIH or any affiliate; or

(iii) any person who provides goods or services to KWIH or any affiliate; or

(iv) any customer or contractor of KWIH or any affiliate; or

(v) any business ally or joint venture partner of KWIH or any affiliate; or

(vi) any trustee of any trust established for the benefit of employees; or

(vii) in relation to any of the above qualifying grantee who is an individual, a trust solely for the benefit of the qualifying grantee or his immediate family members, and companies controlled solely by the qualifying grantee or his immediate family members.

"Affiliate" means any company which is (a) a holding company of KWIH; or (b) a subsidiary of a holding company of KWIH; or (c) a subsidiary of KWIH; or (d) a controlling shareholder of KWIH; or (e) a company controlled by a controlling shareholder of KWIH; or (f) a company controlled by KWIH; or (g) an associated company of a holding company of KWIH; or (h) an associated company of KWIH.

(3) *Total number of the KWIH Shares available for issue*

Mandate Limit — Subject to the paragraph below, the total number of the KWIH Shares which may be issued upon exercise of all options to be granted under the KWIH Share Option Scheme and any other schemes of KWIH must not in aggregate exceed 10% of the KWIH Shares in issue as at the Adoption Date, being 187,563,607 KWIH Shares.

Overriding Limit — KWIH may by ordinary resolutions of the KWIH Shareholders refresh the Mandate Limit as referred to in the above paragraph provided that KWIH shall issue a circular to the KWIH Shareholders before such approval is sought. The overriding limit on the number of the KWIH Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the KWIH Share Option Scheme and any other schemes of KWIH must not exceed 30% of the KWIH Shares in issue from time to time.

As at the Latest Practicable Date, the total number of the KWIH Shares available for issue under the KWIH Share Option Scheme was 163,905,607, which represented approximately 7.02% of the issued share capital of KWIH on that date.

(4) *Maximum entitlement of each participant*

The total number of the KWIH Shares issued and to be issued upon exercise of options (whether exercised or outstanding) in any 12-month period granted to each participant must not exceed 1% of the KWIH Shares in issue.

Subject to separate approval by the KWIH Shareholders in general meeting with the relevant participant and his associates (as defined in the Listing Rules) abstaining from voting provided that KWIH shall issue a circular to the KWIH Shareholders before such approval is sought, KWIH may grant a participant options which would exceed this limit.

(5) *Option period*

The period within which the KWIH Shares must be taken up under an option shall be determined by the KWIH Board in its absolute discretion at the time of grant, but such period must not exceed 10 years from the date of grant of the relevant option.

(6) *Minimum period for which an option must be held before it can vest*

The minimum period, if any, for which an option must be held before it can vest shall be determined by the KWIH Board in its absolute discretion. The KWIH Share Option Scheme itself does not specify any minimum holding period.

(7) *Payment on acceptance of the option*

HK$1.00 is payable by the grantee to KWIH on acceptance of the option offer. An offer must be accepted within 14 days from the date of offer of the grant (or such longer period as the KWIH Board may specify in writing).

(8) *Basis of determining the subscription price*

The subscription price shall be determined by the KWIH Board in its absolute discretion at the time of the grant but shall not be less than the highest of:

(i) the closing price of the KWIH Shares on the date of grant;

(ii) the average closing prices of the KWIH Shares for the five business days immediately preceding the date of grant; and

(iii) the nominal value of a KWIH Share.

(9) *Remaining life of the KWIH Share Option Scheme*

The life of the KWIH Share Option Scheme is 10 years commencing on the Adoption Date and will expire on 29 May 2012.

(b) Outstanding Share Options

KWIH has in issue the following employee share options pursuant to the KWIH Share Option Scheme. Details of the KWIH Shares comprised in the options held by the KWIH Directors and other relevant parties at the Latest Practicable Date are set out below.

Grantees	Date of grant	Number of KWIH Shares comprised in the options	Exercise price per KWIH Share *(HK$)*	Exercise period
KWIH Directors	20 May 1998	3,100,000	0.5586	20 May 1999 – 19 May 2008
	30 Dec. 1999	3,920,000	0.3600	30 Dec. 2000 – 29 Dec. 2009
	28 Feb. 2003	7,541,000	0.7200	1 Mar. 2004 – 28 Feb. 2013
	29 Dec. 2003	—	1.3000	30 Dec 2003 – 29 Dec. 2013
Employees	20 May 1998	513,000	0.5586	20 May 1999 – 19 May 2008
	30 Dec. 1999	1,120,000	0.3600	30 Dec. 2000 – 29 Dec. 2009
	28 Feb. 2003	3,519,000	0.7200	1 Mar. 2004 – 28 Feb. 2013
	29 Dec. 2003	2,000,000	1.3000	30 Dec. 2003 – 29 Dec. 2013
Others	20 May 1998	—	0.5586	20 May 1999 – 19 May 2008
	30 Dec. 1999	—	0.3600	30 Dec. 2000 – 29 Dec. 2009
	28 Feb. 2003	150,000	0.7200	1 Mar. 2004 – 28 Feb. 2013
	29 Dec. 2003	3,000,000	1.3000	30 Dec. 2003 – 29 Dec. 2013

DISCLOSURE OF INTERESTS

KWIH Directors' interest in securities

At the Latest Practicable Date, the interests and short positions of each KWIH Director in the shares, underlying shares and debentures of KWIH and its associated corporation (within the meaning of Part XV of the SFO), KWCM, and the details of any right to subscribe for shares in KWIH and KWCM, as required to be notified to KWIH and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions, if any, which they were taken or deemed to have under such provisions of the SFO), as required to be entered in the register kept by KWIH referred to under section 352 of the SFO or as otherwise required to be notified to KWIH and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules, were as follows:

(a) *KWIH Shares*

	Number of Shares					
Name of KWIH Directors	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% of Issued Share Capital
Dr. Lui	268,014	7,130,234[1]	38,129,737[2]	1,257,389,151[3]	1,302,917,136	55.82
Francis Lui	391,164	—	—	1,257,389,151[3]	1,257,780,315	53.88
Lennon Lun Tsan Kau	—	—	—	—	—	—
Eddie Hui Ki On	—	—	—	—	—	—
William Lo Chi Chung	100,000	—	—	—	100,000	0.00
Paddy Tang Lui Wai Yu	4,639,166	—	—	1,257,389,151[3]	1,262,028,317	54.06
David Akers-Jones	—	—	—	—	—	—
Michael Leung Man Kin	—	—	—	—	—	—
Philip Wong Kin Hang	—	—	—	—	—	—
Leo Lee Tung Hai	—	—	—	—	—	—
Robin Chan Yau Hing	278,977	—	—	—	278,977	0.01
Charles Cheung Wai Bun	7,239	—	—	—	7,239	0.00
Robert George Nield	—	—	—	—	—	—

(b) *Share Options of KWIH*

Name of holders	Date of grant	Number of KWIH Shares comprised in the options	Exercise price per share *(HK$)*	Exercise period
Dr. Lui	20 May 1998	1,500,000	0.5586	20 May 1999 – 19 May 2008
	30 Dec 1999	1,350,000	0.3600	30 Dec 2000 – 29 Dec 2009
	28 Feb 2003	2,000,000	0.7200	1 Mar 2004 – 28 Feb 2013
Francis Lui	20 May 1998	1,000,000	0.5586	20 May 1999 – 19 May 2008
	30 Dec 1999	1,200,000	0.3600	30 Dec 2000 – 29 Dec 2009
	28 Feb 2003	1,868,000	0.7200	1 Mar 2004 – 28 Feb 2013
Lennon Lun Tsan Kau	30 Dec 1999	500,000	0.3600	30 Dec 2000 – 29 Dec 2009
	28 Feb 2003	1,054,000	0.7200	1 Mar 2004 – 28 Feb 2013
Eddie Hui Ki On	—	—	—	—
William Lo Chi Chung	—	—	—	—
Paddy Tang Lui Wai Yu	20 May 1998	600,000	0.5586	20 May 1999 – 19 May 2008
	30 Dec 1999	870,000	0.3600	30 Dec 2000 – 29 Dec 2009
	28 Feb 2003	1,269,000	0.7200	1 Mar 2004 – 28 Feb 2013
David Akers-Jones	28 Feb 2003	150,000	0.7200	1 Mar 2004 – 28 Feb 2013
Michael Leung Man Kin	28 Feb 2003	300,000	0.7200	1 Mar 2004 – 28 Feb 2013
Philip Wong Kin Hang	28 Feb 2003	300,000	0.7200	1 Mar 2004 – 28 Feb 2013
Leo Lee Tung Hai	28 Feb 2003	150,000	0.7200	1 Mar 2004 – 28 Feb 2013
Robin Chan Yau Hing	28 Feb 2003	150,000	0.7200	1 Mar 2004 – 28 Feb 2013
Charles Cheung Wai Bun	28 Feb 2003	300,000	0.7200	1 Mar 2004 – 28 Feb 2013
Robert George Nield	—	—	—	—

(c) *KWCM Shares*

	Number of Shares					
Name of KWIH Directors	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% of Issued Share Capital
Dr. Lui	13,385,831	1,468,496[1]	76,880,265[4]	2,066,034,784	2,157,769,376	149.44
Francis Lui	4,472,980	—	436,753,661[5]	2,066,034,784	2,507,261,425	173.65
Lennon Lun Tsan Kau	—	—	—	—	—	—
Eddie Hui Ki On	—	—	—	—	—	—
William Lo Chi Chung	186,000	—	—	—	186,000	0.01
Paddy Tang Lui Wai Yu	4,801,906	—	—	2,066,034,784[3]	2,070,836,690	143.42
David Akers-Jones	—	—	—	—	—	—
Michael Leung Man Kin	—	—	—	—	—	—
Philip Wong Kin Hang	—	—	—	—	—	—
Leo Lee Tung Hai	—	—	—	—	—	—
Robin Chan Yau Hing	65,306	—	—	—	65,306	0.00
Charles Cheung Wai Bun	1,810	—	—	—	1,810	0.00
Robert George Nield	—	—	—	—	—	—

(d) *Share Options of KWCM*

Name of holders	Date of grant	Number of KWCM Shares comprised in the options	Exercise price per share *(HK$)*	Exercise period
Dr. Lui	20 May 1998	1,500,000	0.5333	20 May 1999 – 19 May 2008
	30 Dec 1999	1,800,000	0.5216	30 Dec 2000 – 29 Dec 2009
	28 Feb 2003	2,000,000	0.5140	1 Mar 2004 – 28 Feb 2013
Francis Lui	20 May 1998	1,000,000	0.5333	20 May 1999 – 19 May 2008
	30 Dec 1999	1,600,000	0.5216	30 Dec 2000 – 29 Dec 2009
	28 Feb 2003	1,870,000	0.5140	1 Mar 2004 – 28 Feb 2013
Lennon Lun Tsan Kau	—	—	—	—
Eddie Hui Ki On	—	—	—	—
William Lo Chi Chung	—	—	—	—

Name of holders	Date of grant	Number of KWCM Shares comprised in the options	Exercise price per share *(HK$)*	Exercise period
Paddy Tang Lui Wai Yu	20 May 1998	600,000	0.5333	20 May 1999 – 19 May 2008
	30 Dec 1999	1,070,000	0.5216	30 Dec 2000 – 29 Dec 2009
	28 Feb 2003	1,270,000	0.5140	1 Mar 2004 – 28 Feb 2013
David Akers-Jones	—	—	—	—
Michael Leung Man Kin	20 May 1998	300,000	0.5333	20 May 1999 – 19 May 2008
	30 Dec 1999	1,070,000	0.5216	30 Dec 2000 – 29 Dec 2009
	28 Feb 2003	300,000	0.5140	1 Mar 2004 – 28 Feb 2013
Philip Wong Kin Hang	—	—	—	—
Leo Lee Tung Hai	—	—	—	—
Robin Chan Yau Hing	—	—	—	—
Charles Cheung Wai Bun	28 Feb 2003	300,000	0.5140	1 Mar 2004 – 28 Feb 2013
Robert George Nield	—	—	—	—

Notes:

(1) Dr. Lui was deemed to be interested in 7,130,234 KWIH Shares and 1,468,496 KWCM Shares respectively through the interests of his spouse.

(2) 35,075,725 KWIH Shares and 3,054,012 KWIH Shares were respectively held by Best Chance Investments Ltd. and Po Kay Securities & Shares Company Limited, both of which were controlled by Dr. Lui.

(3) 1,257,389,151 KWIH Shares representing more than one-third of its issued share capital were held by the discretionary trusts established by Dr. Lui as founder. City Lion which is wholly-owned by the Principal Trust was interested in 1,160,449,206 KWCM Shares. KWIH was interested in 852,775,351 KWCM shares representing about 59.06% of its issued share capital held by a wholly owned subsidiary of KWIH. Further, KWIH was deemed to be interested in 48,864,000 KWCM Shares. In addition, one of the said discretionary trusts was interested in 3,946,227 KWCM Shares. Dr. Lui, Francis Lui and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the discretionary family trusts, were deemed to be interested in those KWIH Shares held by the trusts and in those KWCM Shares in which KWIH was interested as aforesaid.

(4) 76,880,265 KWCM Shares were held by Best Chance Investments Ltd. which was controlled by Dr. Lui.

(5) 111,138,039, 231,615,731 and 93,999,891 KWCM Shares respectively are to be issued upon Completion to Recurrent Profits, Top Notch and Kentlake, all of which are controlled by Francis Lui.

(6) All personal interests stated above were held by the respective KWIH Directors in the capacity of beneficial owners.

All the interests stated above represent long positions. Dr. Lui, Francis Lui and Ms. Paddy Tang Lui Wai Yu were deemed to be interested in the issued share capital of every other subsidiary, jointly controlled entity and associated company of KWIH and KWCM.

Save as disclosed above, as at the Latest Practicable Date, none of the KWIH Directors had, under Divisions 7 and 8 of Part V of the SFO, nor were they taken or deemed to have under such provisions of the SFO, any interests or short positions in the shares, underlying shares or debentures of KWIH or any associated corporations (within the meaning of Part XV of the SFO) or any interests which are required to be entered into the register kept by KWIH pursuant to section 352 of the SFO or any interests which are required to be notified to KWIH and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules.

Substantial shareholders' interest in securities

(a) *KWIH*

Save as disclosed below, so far as is known to the KWIH Directors, there is no person (other than a KWIH Director) who, as at the Latest Practicable Date, had an interest or short position in the shares or underlying shares of KWIH which would fall to be disclosed to KWIH under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Name of shareholders	Number of Ordinary Shares	% of Issued Share Capital
HSBC International Trustee Limited	1,257,894,151(1)	53.89
Marapro Co., Ltd.	190,228,080(2)	8.15
Symmetry Co., Ltd.	190,228,080(2)	8.15
Polymate Co., Ltd.	190,228,080(3)	8.15
Moore Michael William	253,584,104(4)	10.86
Penta Investment Advisers Ltd.	253,584,104(4)	10.86
Zwannstra John	253,584,104(4)	10.86

Notes:

(1) HSBC International Trustee Limited is the trustee of discretionary trusts which held 1,257,894,151 KWIH Shares.

(2) Marapro Co., Ltd. is a beneficiary and Symmetry Co., Ltd. is a trustee of a trust which was interested in 190,228,080 KWIH Shares.

(3) Polymate Co., Ltd. is the ultimate holding company of certain companies interested in 190,228,080 KWIH Shares.

(4) Penta Investment Advisers Ltd. was interested in 253,584,104 KWIH Shares in the capacity of investment manager. Moore Michael William and Zwannstra John each controlled more than one-third of the issued share capital of Penta Investment Advisers Ltd.

(5) All the interests stated above represent long positions.

There was duplication of interests of:

(i) 1,257,389,151 KWIH Shares among Dr. Lui, Francis Lui and Ms. Paddy Tang Lui Wai Yu. These shares were also interested by HSBC International Trustee Limited and of these shares, 190,228,080 KWIH Shares were also interested by Marapro Co., Ltd., Symmetry Co., Ltd. and Polymate Co., Ltd.; and

(ii) 253,584,104 KWIH Shares among Moore Michael William, Penta Investment Advisers Ltd. and Zwannstra John.

(b) *Other members of the KWIH Group*

Save as disclosed below, so far as is known to the KWIH Directors, there is no person (other than a KWIH Director) who, as at the Latest Practicable Date, was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other members of the KWIH Group:

Name of subsidiary	Name of owner of shares or equity interest (as the case my be)	Effective % of equity interest held
Asahi Kohatsu Corporation	Ogawa Yosuhiko	22%
Beijing Shoujia Stones Co., Ltd.	Beijing Shougang Limestone Mine Company 北京首鋼石灰石礦	45%
Chely Well Limited	Tidefull Investment Limited	28%
China Union (HK) Limited	Ogawa Yosuhiko	22%
E-cost Enterprises Limited	Ke Guo Bin	22.22%
Guangzhou Jiafang Concrete Co., Ltd.	Guangzhou Hongtu Enterprise Company 廣州宏圖實業公司	20%
	Guangzhou Land Development Integrated Services Company 廣州市土地開發綜合服務公司	10%
	Guangzhou Real Estate Enterprise Company 廣州市房地產實業總公司	10%
Jia Hui Da Real Estate Development Co., Ltd. Shanghai	SVA Electron Co. Ltd 上海廣電電子股份有限公司	30%
	Shanghai Xu Fang (Group) Co., Ltd. 上海徐房(集團)有限公司	15%
Kunshan Jialong Property Development Co., Ltd.	Beijing Long Yang Enterprise Development Company Limited 北京龍陽企業發展公司	15%
KWP Quarry Co. Limited	Pioneer Quarries (Hong Kong) Limited	36.5%
Oi Ling Ding Precast Concrete Products Limited Zhu Hai	Zhuhai Hengsheng Construction Materials Company 珠海市恒升建材公司	25%
Shanghai Ganghui Concrete Co., Ltd.	Shanghai Xufang Construction Enterprise Company 上海徐房建築實業公司	40%
Shanghai Jiafu Concrete Co., Ltd	Shanghai Fusheng Zhejiang Construction Materials Company Limited 上海富盛浙工建材有限公司	45%
Shanghai Jiajian Concrete Co., Ltd.	Shanghai Diyishizheng Project Company Limited 上海市第一市政工程有限公司	39%
Top Hit Technology Limited	Hong Kong-Dal Limited	20%
	Digital Ventures Limited	10%

COMPETING INTEREST OF KWIH DIRECTORS AND ASSOCIATES

As at the Latest Practicable Date, Dr. Lui (who is also a controlling shareholder (as defined under the Listing Rules) of KWIH), Francis Lui and Ms. Paddy Tang Lui Wai Yu ("Relevant Directors"), through a family trust directly or indirectly, have 100% shareholding interest in a holding company which in turn is interested in a number of independently managed companies (the majority of which are wholly-owned) engaged in the business of property investment, trading and development in Hong Kong, which are likely to compete, either directly or indirectly, with the KWIH Group's business of property investment and development in Hong Kong ("Competing Business"). The Relevant Directors are directors of such holding company. In addition, Francis Lui and Ms. Paddy Tang Lui Wai Yu are directors of the majority of the independently managed companies which carry on the Competing Business.

Nevertheless, the KWIH Board has 13 members and comprises professionals from various disciplines, including property, business management, legal, banking, finance, auditing and accounting. In addition to the Relevant Directors, there are 10 members of the KWIH Board which comprises three executive directors, two non-executive directors and five independent non-executive directors and all of them are not family members of the Relevant Directors and their associates. As the KWIH Board is independent of the boards of the Competing Business in that the operations and decision-making of the KWIH Board are entirely separate and independent of the boards of the Competing Business, the KWIH Group is therefore capable of carrying on its business independently of, and at arm's length from, the Competing Business.

Given that the Competing Business is more focused on property investment and trading in Hong Kong while the KWIH Group is more focused on property development both in Hong Kong and Mainland China as well as investment holding in KWCM and that the size of the Competing Business is significantly smaller than that of the KWIH Group compared on a total assets basis, there is unlikely to be any significant competition between the Competing Business and the business of the KWIH Group. The Competing Business's property trading activities and its property portfolio are considered not in line with KWIH's current investment strategies and interests and therefore are not included in the KWIH Group's business. The KWIH Group has a diversified and well-managed property portfolio and is able to maintain its competitiveness to safeguard its interests in property investment and development in Hong Kong. The Relevant Directors do not currently have any intention to seek to inject the Competing Business into the KWIH Group.

KWIH is capable of carrying on its business independently through a well-balanced corporate governance system. Regular meetings of the KWIH Board (including the independent non-executive directors) are held to review the KWIH Group's latest performance and development as well as any investment opportunities. The Relevant Directors, in performing their duties as directors of KWIH, have always acted and will continue to act in the best interest of KWIH and the KWIH Shareholders as a whole. The Relevant Directors are fully aware of their fiduciary duties and will avoid any conflict of interest. The Relevant Directors will abstain from voting on matters where there is any potential conflict of interest, if and when necessary. As a result, the KWIH Group considers that its interest regarding the business of property investment and development in Hong Kong is adequately safeguarded.

SERVICE CONTRACTS

At the Latest Practicable Date, none of the KWIH Directors had entered into any service contract with any member of the KWIH Group which will not expire and is not terminable by the relevant member of the KWIH Group within one year without payment of any compensation, other than statutory compensation.

LITIGATION

At the Latest Practicable Date, no member of the KWIH Group was engaged in any litigation or claim of material importance to the KWIH Group and no litigation or claim of material importance to the KWIH Group is known to the KWIH Directors to be pending or threatened against any member of the KWIH Group.

MATERIAL CONTRACTS

No contracts (not being contracts entered into in the ordinary course of business) were entered into by members of the KWIH Group within the two years immediately preceding the date of this Circular and which are or may be material except for the following:

(1) a trust deed dated 23 March 2004 among KWIH, K. Wah International Finance Limited ("KWIFL"), a wholly-owned subsidiary of KWIH, and The Hongkong and Shanghai Banking Corporation Limited ("HSBC"), governing the terms of the HK$864,260,000 0.50% guaranteed convertible bonds due 2009 issued by KWIFL, convertible into fully paid ordinary shares in, and unconditionally and irrevocably guaranteed by, KWIH;

(2) the Acquisition Agreement;

(3) the Supplemental Agreements;

(4) a placing agreement dated 21 April 2005 among Sutimar Enterprises Limited ("Sutimar"), a wholly owned subsidiary of KWIH, KWCM, KWIH and UBS AG, pursuant to which Sutimar agreed to place 146 million KWCM Shares to third party placees at the price of HK$8 per KWCM Share;

(5) a subscription agreement dated 21 April 2005 between Sutimar and KWCM, pursuant to which Sutimar agreed to subscribe for 146 million KWCM Shares at the price of HK$8 per KWCM Share; and

(6) a deed of amendment dated 31 May 2005 among KWIFL, KWIH, HSBC and HSBC Private Bank (Jersey) Limited amending the trust deed described in (1) above by deletion of a term effectively requiring KWIH to own, directly or indirectly, at least 30% of the issued share capital of KWCM.

Your attention is also drawn to the sections headed "Material Contracts" in Appendices XII and XIII.

GENERAL

(a) The registered office of KWIH is at Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda and the principal place of business of KWIH in Hong Kong is at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong.

(b) The principal share registrars and transfer office of KWIH is Butterfield Fund Services (Bermuda) Limited of Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda and the branch share registrars and transfer office of KWIH is Computershare Hong Kong Investor Services Limited of Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(c) The secretary of KWIH is Mr. Seaman Kwok Siu Man, who holds a bachelor's degree of arts in accountancy and a post-graduate diploma in laws and is a fellow of The Institute of Chartered Secretaries and Administrators and The Institute of Financial Accountants in the United Kingdom and The Hong Kong Institute of Company Secretaries, and the qualified accountant of KWIH is Mr. Ken Wong Chun Keung, a fellow of the Association of Chartered Certified Accountants in the United Kingdom, an associate of the Hong Kong Institute of Certified Public Accountants and a fellow of the Certified General Accountants Association in Canada.

RESPONSIBILITY STATEMENT

This Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to KWCM. The KWCM Directors collectively and individually accept full responsibility for the accuracy of the information (other than that in relation to KWIH and the KWIH Group) contained in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement in this Circular misleading.

SHARE CAPITAL

The authorised and issued share capital of KWCM as at the Latest Practicable Date were, and immediately following Completion are expected to be, as follows:

Authorised		*HK$*
3,888,000,000	shares of HK$0.10 each	388,800,000.00
3,000,000,000	shares of HK$0.10 each to be created at the KWCM EGM	300,000,000.00
6,888,000,000	KWCM Shares immediately following the KWCM EGM	688,800,000.00
Issued and to be issued as fully paid		
1,443,865,563	shares of HK$0.10 each	144,386,556.30
1,840,519,798	Consideration KWCM Shares to be issued upon Completion *(Note)*	184,051,979.80
3,284,385,361	KWCM Shares in issue immediately following Completion	328,438,536.10

Note: This assumes no KWCM Shares will be issued from the Latest Practicable Date to the date of Completion other than the Consideration KWCM Shares to be issued under the Acquisition Agreement.

MATERIAL ADVERSE CHANGE

At the Latest Practicable Date, the KWCM Directors were not aware of any material adverse change in the financial or trading position of the KWCM Group since 31 December 2004, the date to which the latest audited consolidated financial statements of the KWCM Group were made up.

KWCM SHARE OPTION SCHEME

The share option scheme of KWCM ("KWCM Share Option Scheme") was approved and adopted by the KWCM Shareholders at the annual general meeting held on 30 May 2002 ("Adoption Date"). The KWCM Share Option Scheme was also approved by the KWIH Shareholders at the annual general meeting of KWIH held on the Adoption Date. A summary of the KWCM Share Option Scheme is set out below:

(1) Purpose

To attract and retain the best quality personnel for the development of KWCM's businesses; to provide additional incentives to employees, consultants, agents, representatives, advisers, suppliers of goods or services, customers, contractors, business allies and joint venture partners; and to promote the long term financial success of KWCM by aligning the interests of option holders to KWCM Shareholders.

(2) Participants

(i) any employee of KWCM or any affiliate and any senior executive or director of KWCM or any affiliate; or

(ii) any consultant, agent, representative or adviser of KWCM or any affiliate; or

(iii) any person who provides goods or services to KWCM or any affiliate; or

(iv) any customer or contractor of KWCM or any affiliate; or

(v) any business ally or joint venture partner of KWCM or any affiliate; or

(vi) any trustee of any trust established for the benefit of employees; or

(vii) in relation to any of the above qualifying grantee who is an individual, a trust solely for the benefit of the qualifying grantee or his immediate family members, and companies controlled solely by the qualifying grantee or his immediate family members.

"Affiliate" means any company which is (a) a holding company of KWCM; or (b) a subsidiary of a holding company of KWCM; or (c) a subsidiary of KWCM; or (d) a controlling shareholder of KWCM; or (e) a company controlled by a controlling shareholder of KWCM; or (f) a company controlled by KWCM; or (g) an associated company of a holding company of KWCM; or (h) an associated company of KWCM.

(3) *Total number of KWCM Shares available for issue*

Mandate Limit — Subject to the paragraph below, the total number of KWCM Shares which may be issued upon exercise of all options to be granted under the KWCM Share Option Scheme and any other schemes of KWCM must not in aggregate exceed 10% of the KWCM Shares in issue as at the Adoption Date, being 121,787,040 KWCM Shares.

Overriding Limit — KWCM may by ordinary resolution of its shareholders and, insofar and for so long as KWIH is the holding company of KWCM, by ordinary resolution of the shareholders of KWIH, refresh the Mandate Limit as referred to in the above paragraph provided KWCM and, insofar and for so long as KWIH is the holding company of KWCM, KWIH shall issue a circular to their respective shareholders before such approval is sought. The overriding limit on the number of KWCM Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the KWCM Share Option Scheme and any other schemes of KWCM must not exceed 30% of the KWCM Shares in issue from time to time.

As at the Latest Practicable Date, the total number of KWCM Shares available for issue under the KWCM Share Option Scheme was 102,583,040 KWCM Shares, which represented approximately 7.1% of the issued share capital of KWCM on that date.

(4) Maximum entitlement of each participant

The total number of KWCM Shares issued and to be issued upon exercise of options (whether exercised or outstanding) in any 12-month period granted to each participant must not exceed 1% of the KWCM Shares in issue.

Subject to separate approval by the KWCM Shareholders in general meeting with the relevant participant and his associates (as defined in the Listing Rules) abstaining from voting provided KWCM shall issue a circular to KWCM Shareholders before such approval is sought, and, insofar and for so long as KWIH is the holding company of KWCM, separate approval by the KWIH Shareholders in general meeting with the relevant participant and his associates (as defined in the Listing Rules) abstaining from voting provided KWIH shall issue a circular to KWIH Shareholders before such approval is sought, KWCM may grant options to a participant which would exceed this limit.

(5) Option period

The period within which the KWCM Shares must be taken up under an option shall be determined by the KWCM Board in its absolute discretion at the time of grant, but such period must not exceed 10 years from the date of grant of the relevant option.

(6) Minimum period for which an option must be held before it can vest

The minimum period, if any, for which an option must be held before it can vest shall be determined by the KWCM Board in its absolute discretion. The KWCM Share Option Scheme itself does not specify any minimum holding period.

(7) Payment on acceptance of the option

HK$1.00 is payable by the grantee to KWCM on acceptance of the option offer. An offer must be accepted within 14 days from the date of offer (or such longer period as the KWCM Board may specify in writing).

(8) Basis of determining the subscription price

The subscription price shall be determined by the KWCM Board in its absolute discretion at the time of the grant but shall not be less than the highest of:

(i) the closing price of the KWCM Shares on the date of grant;

(ii) the average closing prices of the KWCM Shares for the five business days immediately preceding the date of grant; and

(iii) the nominal value of a KWCM Share.

(9) The remaining life of the KWCM Share Option Scheme

The life of the KWCM Share Option Scheme is 10 years commencing on the Adoption Date and it will expire on 29 May 2012.

EMPLOYEE OPTIONS OF NON-DIRECTORS

KWCM had in issue the following Employee Options as at the Latest Practicable Date:

Party	Date of grant	Number of Options held	Exercise price *(HK$)*	Exercise period
Employees	20 May 1998	1,132,000	0.5333	20 May 1999 – 19 May 2008
	30 Dec 1999	958,000	0.5216	30 Dec 2000 – 29 Dec 2009
	28 Feb 2003	772,000	0.5140	1 Mar 2004 – 28 Feb 2013
Others	20 May 1998	300,000	0.5333	20 May 1999 – 19 May 2008
	30 Dec 1999	1,070,000	0.5216	30 Dec 2000 – 29 Dec 2009
	28 Feb 2003	300,000	0.5140	1 Mar 2004 – 28 Feb 2013

RESTRICTIONS ON ISSUE

On 21 April 2005, Sutimar Enterprises Limited (a wholly-owned subsidiary of KWIH) placed, through UBS AG, 146,000,000 KWCM Shares to independent investors at HK$8.00 per KWCM Share. On completion of the placing, Sutimar Enterprises Limited subscribed for 146,000,000 new KWCM Shares at a price of HK$8.00 per KWCM Share.

The placing price represented a discount of approximately 6.4% to the closing price of HK$8.55 per KWCM Share as quoted on the Stock Exchange on 20 April 2005 and a discount of approximately 4.9% to the average closing price of approximately HK$8.41 per KWCM Share as

quoted on the Stock Exchange for the 5 trading days immediately before and including 20 April 2005 and approximately 3.3% to the average closing price of approximately HK$8.27 per KWCM Share as quoted on the Stock Exchange for the 10 trading days immediately before and including 20 April 2005.

Each of Sutimar Enterprises Limited and KWIH has undertaken to UBS AG that (except for (i) the sale of the KWCM Shares pursuant to the placing and (ii) any KWCM Shares to be sold by or through UBS AG to restore the public float of KWCM) from the date of the placing up to and including the date of the KWCM EGM, it will not and will procure that none of its nominees, companies controlled by it or trusts associated with it will (a) transfer or dispose of any KWCM Shares or any securities convertible into such KWCM Shares or similar interest or (b) enter into any swap or similar agreement that transfers the ownership of such KWCM Shares, or (c) announce any intention to enter into or effect any such transaction described in (a) or (b) above.

KWCM has undertaken to UBS AG that except for (i) the new KWCM Shares to be allotted and issued in the top-up subscription, (ii) any new KWCM Shares to be issued pursuant to the existing Employee Options, (iii) any KWCM Shares granted to KWCM Shareholders in lieu of a dividend, (iv) any new KWCM Shares to be allotted and issued pursuant to the Acquisition Agreement and (v) any new KWCM Shares to be allotted and issued through UBS AG to restore the public float of KWCM from the date of the placing up to and including the date of the KWCM EGM, it will not (a) allot or issue any KWCM Shares or any securities convertible into KWCM Shares or similar interest or (b) agree to enter into or effect any such transaction with the same economic effect as any of the transaction described in (a) above, or (c) announce any intention to enter into or effect any such transaction described in (a) or (b) above.

DISCLOSURE OF INTERESTS

KWCM Directors' interests in securities

At the Latest Practicable Date, the interests and short positions of each KWCM Director in the shares, underlying shares and debentures of KWCM and its associated corporation (within the meaning of Part XV of the SFO), KWIH, and the details of any right to subscribe for shares of KWCM and KWIH, and of the exercise of such rights, as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to KWCM and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules or pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which such director is taken or deemed to have under such provisions of the SFO), were as follows:

(a) *KWCM Shares*

Name	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% of Issued Share Capital
Dr. Lui	13,385,831	1,468,496	76,880,265[1]	2,066,034,784[2]	2,157,769,376	149.44
Francis Lui	4,472,980	—	436,753,661[4]	2,066,034,784[2]	2,507,261,425	173.65
Chan Kai Nang	—	—	—	—	—	—
Joseph Chee Ying Keung	1,350,000	—	—	—	1,350,000	0.09
William Lo Chi Chung	186,000	—	—	—	186,000	0.01
Paddy Tang Lui Wai Yu	4,801,906	—	—	2,066,034,784[2]	2,070,836,690	143.42
Charles Cheung Wai Bun	1,810	—	—	—	1,810	0.00
Moses Cheng Mo Chi	—	—	—	—	—	—
James Ross Ancell	—	—	—	—	—	—
William Yip Shue Lam	—	—	—	—	—	—

(b) *Share Options of KWCM*

Name	Date of grant	Options held	Exercise Price *(HK$)*	Exercise Period
Dr. Lui	20 May 1998	1,500,000	0.5333	20 May 1999 – 19 May 2008
	30 Dec 1999	1,800,000	0.5216	30 Dec 2000 – 29 Dec 2009
	28 Feb 2003	2,000,000	0.5140	1 Mar 2004 – 28 Feb 2013
Francis Lui	20 May 1998	1,000,000	0.5333	20 May 1999 – 19 May 2008
	30 Dec 1999	1,600,000	0.5216	30 Dec 2000 – 29 Dec 2009
	28 Feb 2003	1,870,000	0.5140	1 Mar 2004 – 28 Feb 2013

Name	Date of grant	Options held	Exercise Price (HK$)	Exercise Period
Chan Kai Nang	28 Feb 2003	110,000	0.5140	1 Mar 2004 – 28 Feb 2013
Joseph Chee Ying Keung	28 Feb 2003	1,000,000	0.5140	1 Mar 2004 – 28 Feb 2013
William Lo Chi Chung	—	—	—	—
Paddy Tang Lui Wai Yu	20 May 1998	600,000	0.5333	20 May 1999 – 19 May 2008
	30 Dec 1999	1,070,000	0.5216	30 Dec 2000 – 29 Dec 2009
	28 Feb 2003	1,270,000	0.5140	1 Mar 2004 – 28 Feb 2013
Charles Cheung Wai Bun	28 Feb 2003	300,000	0.5140	1 Mar 2004 – 28 Feb 2013
Moses Cheng Mo Chi	28 Feb 2003	300,000	0.5140	1 Mar 2004 – 28 Feb 2013
James Ross Ancell	—	—	—	—
William Yip Shue Lam	—	—	—	—

(c) *KWIH Shares*

Name	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% of Issued Share Capital
Dr. Lui	268,014	7,130,234	38,129,737(3)	1,257,389,151(2)	1,302,917,136	55.82
Francis Lui	391,164	—	—	1,257,389,151(2)	1,257,780,315	53.88
Chan Kai Nang	—	—	—	—	—	—
Joseph Chee Ying Keung	1,000,000	—	—	—	1,000,000	0.04
William Lo Chi Chung	100,000	—	—	—	100,000	0.00
Paddy Tang Lui Wai Yu	4,639,166	—	—	1,257,389,151(2)	1,262,028,317	54.06
Charles Cheung Wai Bun	7,239	—	—	—	7,239	0.00
Moses Cheng Mo Chi	—	—	—	—	—	—
James Ross Ancell	—	—	—	—	—	—
William Yip Shue Lam	—	—	—	—	—	—

(d) *Share Options of KWIH*

Name	Date of grant	Options held	Exercise Price (HK$)	Exercise Period
Dr. Lui	20 May 1998	1,500,000	0.5586	20 May 1999 – 19 May 2008
	30 Dec 1999	1,350,000	0.3600	30 Dec 2000 – 29 Dec 2009
	28 Feb 2003	2,000,000	0.7200	1 Mar 2004 – 28 Feb 2013
Francis Lui	20 May 1998	1,000,000	0.5586	20 May 1999 – 19 May 2008
	30 Dec 1999	1,200,000	0.3600	30 Dec 2000 – 29 Dec 2009
	28 Feb 2003	1,868,000	0.7200	1 Mar 2004 – 28 Feb 2013
Chan Kai Nang	—	—	—	—
Joseph Chee Ying Keung	—	—	—	—
William Lo Chi Chung	—	—	—	—
Paddy Tang Lui Wai Yu	20 May 1998	600,000	0.5586	20 May 1999 – 19 May 2008
	30 Dec 1999	870,000	0.3600	30 Dec 2000 – 29 Dec 2009
	28 Feb 2003	1,269,000	0.7200	1 Mar 2004 – 28 Feb 2013
Charles Cheung Wai Bun	28 Feb 2003	300,000	0.7200	1 Mar 2004 – 28 Feb 2013
Moses Cheng Mo Chi	—	—	—	—
James Ross Ancell	—	—	—	—
William Yip Shue Lam	—	—	—	—

Notes:

(1) 76,880,265 KWCM Shares were held by Best Chance Investments Ltd., which was controlled by Dr. Lui.

(2) City Lion which is wholly-owned by the Principal Trust was interested in 1,160,449,206 KWCM Shares to be issued upon Completion. KWIH was interested and deemed to be interested in a total of 901,639,351 KWCM Shares representing more than one-third of its issued share capital held by a wholly-owned subsidiary of KWIH. 1,257,389,151 KWIH Shares representing more than one-third of its issued share capital were held by the discretionary trusts established by Dr. Lui as founder. In addition, one of the said discretionary trusts was interested in 3,946,227 KWCM Shares. Dr. Lui, Francis Lui and Ms. Paddy Tang Lui Wai Yu, as either direct or indirect discretionary beneficiaries of the discretionary family trusts, are deemed to be interested in those KWIH Shares and those KWCM Shares held by the trusts and in those KWCM Shares in which KWIH was interested as aforesaid.

(3) 35,075,725 and 3,054,012 KWIH Shares were respectively held by Best Chance Investments Ltd. and Po Kay Securities & Shares Company Limited, both of which were controlled by Dr. Lui.

(4) 111,138,039, 231,615,731 and 93,999,891 KWCM Shares were respectively to be issued upon Completion to Recurrent Profits, Top Notch and Kentlake, all of which were controlled by Francis Lui.

All the interests stated above represent long positions. Save as disclosed above, as at the Latest Practicable Date, none of the KWCM Directors had any interests or short positions in the shares, underlying shares and debentures of KWCM or any of its associated corporations (within the meaning of Part XV of the SFO).

Substantial shareholders' interests

(a) Interests in KWCM

At the Latest Practicable Date, the interests and short positions of every person (other than a KWCM Director or chief executive of KWCM) in the KWCM Shares which would fall to be disclosed to KWCM under the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:

Name	Long Position	% of Issued Share Capital	Short Position	% of Issued Share Capital
Best Chance Investments Ltd.	76,880,265	5.32	0	0
Brightwealth	325,615,622	22.55	325,615,622	22.55
City Lion	1,160,449,206	80.37	0	0
Davos Investment Holdings Private Limited	325,615,622	22.55	325,615,622	22.55
Future Leader	82,250,410	5.70	0	0
Guoco Group Limited	325,615,622	22.55	325,615,622	22.55
Guoline Capital Assets Limited	325,615,622	22.55	325,615,622	22.55
Guoline Overseas Limited	325,615,622	22.55	325,615,622	22.55
HL Holdings Sdn Bhd	325,615,622	22.55	325,615,622	22.55
Hong Leong Company (Malaysia) Berhad	325,615,622	22.55	325,615,622	22.55
Hong Leong Investment Holdings Pte. Ltd.	325,615,622	22.55	325,615,622	22.55
HSBC International Trustee Limited	2,066,918,784(Note 1)	143.15	0	0
Kentlake	93,999,891	6.51	0	0
Kwek Holdings Pte Ltd	325,615,622	22.55	325,615,622	22.55
Kwek Leng Kee	325,615,622	22.55	325,615,622	22.55
KWCM	901,639,351	62.45	0	0
KWIH	901,639,351	62.45	0	0
Lawrence Lui	161,067,504	11.16	0	0

Name	Long Position	% of Issued Share Capital	Short Position	% of Issued Share Capital
Lim Kok Thay	86,790,000	6.01	0	0
Lucky Oriental Limited	82,250,410	5.70	0	0
Netfinity	161,066,521	11.16	0	0
Pedro Ho	176,250,301	12.21	0	0
Quek Leng Chan	325,615,622	22.55	325,615,622	22.55
Recurrent Profits	111,138,039	7.70	0	0
Top Notch	231,615,731	16.04	0	0
UBS AG	902,403,351 (Note 2)	62.50	0	0

Notes:

1. HSBC International Trustee Limited is the trustee of discretionary trusts which hold 2,066,918,784 KWCM Shares.

2. As described in the section headed "Restrictions on Issue" in this Appendix, UBS AG acted as the placing agent on behalf of Sutimar Enterprises Limited (a wholly-owned subsidiary of KWIH) in connection with the top-up placing of 146,000,000 KWCM Shares pursuant to which (i) Sutimar Enterprises Limited and KWIH agreed to certain restrictions in relation to the transfer or disposal of their respective interests in KWCM Shares and (ii) KWCM agreed to certain restrictions in relation to the issue and allotment of KWCM Shares. As a result, each of UBS AG, KWCM, Sutimar Enterprises Limited and KWIH (being parties to the top-up placing arrangements) are deemed, for the purpose of the disclosure requirements in Part XV of the SFO, to be interested in any KWCM Shares held by the other parties to such arrangements for so long as such restrictions over the KWCM Shares are in place. Under the terms of the placing agreement, such restrictions over the KWCM Shares expire on the date of the KWCM EGM. Accordingly, as disclosed to KWCM under Part XV of the SFO as at the Latest Practicable Date, UBS AG was deemed to be interested in the 852,775,351 KWCM Shares in which KWIH is interested until the date of the KWCM EGM and apart from such deeming provision, UBS AG held 49,628,000 KWCM Shares (representing 3.44% of the issued share capital of KWCM), of which 42,178,000 KWCM Shares were held on behalf of its clients.

There was duplication of interest of:

(i) 2,066,034,784 KWCM Shares between Dr. Lui, Francis Lui, Ms. Paddy Tang Lui Wai Yu. Among these shares,

   a. 852,775,351 KWCM Shares were also interested by KWIH;

   b. 1,160,449,206 KWCM Shares were also interested by City Lion;

   c. 49,628,000 KWCM Shares were also interested by UBS AG;

(ii) 76,880,265 KWCM Shares between Dr. Lui and Best Chance Investments Ltd.;

(iii) 901,639,351 KWCM Shares between KWCM, KWIH and UBS AG;

(iv) 111,138,039 KWCM Shares between Francis Lui and Recurrent Profits, and 231,615,731 KWCM Shares between Francis Lui and Top Notch;

(v) 161,066,521 KWCM Shares between Lawrence Lui and Netfinity;

(vi) 82,250,410 KWCM Shares between Pedro Ho, Future Leader and Lucky Oriental Limited;

(vii) 93,999,891 KWCM Shares between Francis Lui, Pedro Ho and Kentlake;

(viii) 325,615,622 KWCM Shares (both long and short positions) between Brightwealth, Davos Investment Holdings Private Limited, Guoco Group Limited, Guoline Capital Assets Limited, Guoline Overseas Limited, HL Holdings Sdn Bhd, Hong Leong Company (Malaysia) Berhad, Hong Leong Investment Holdings Pte. Ltd., Kwek Holdings Pte Ltd., Kwek Leng Kee and Quek Leng Chan; and

(ix) 1,257,389,151 KWIH Shares between Dr. Lui, Francis Lui and Ms. Paddy Tang Lui Wai Yu.

(b) Interests in other members of the KWCM Group

At the Latest Practicable Date, the following persons (other than a KWCM Director or chief executive of KWCM) were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the KWCM Group:

Name of Subsidiary	Name of registered owner of shares or equity interest (as the case may be)	Effective % of equity interest held
Beijing Shoujia Stones Co., Ltd.	Beijing Shougang Limestone Mine Company 北京首鋼石灰石礦	45%
E-cost Enterprises Limited	Ke Guo Bin	22.22%
Guangzhou Jiafang Concrete Co., Ltd.	Guangzhou Hongtu Enterprise Company 廣州宏圖實業公司	20%
	Guangzhou Land Development Integrated Services Company 廣州市土地開發綜合服務公司	10%
	Guangzhou Real Estate Enterprise Company 廣州市房地產實業總公司	10%
KWP Quarry Co. Limited	Pioneer Quarries (Hong Kong) Limited	36.5%
Oi Ling Ding Precast Concrete Products Limited Zhu Hai	Zhuhai Hengsheng Construction Materials Company 珠海市恒升建材公司	25%
Shanghai Ganghui Concrete Co., Ltd.	Shanghai Xufang Construction Enterprise Company 上海徐房建築實業公司	40%
Shanghai Jiafu Concrete Co., Ltd.	Shanghai Fusheng Zhejiang Construction Materials Company Limited 上海富盛浙工建材有限公司	45%
Shanghai Jiajian Concrete Co., Ltd.	Shanghai Diyishizheng Construction Materials Company Limited 上海市第一市政工程有限公司	39%
Top Hit Technology Limited	Hong Kong-Dal Limited	20%
	Digital Ventures Limited	10%

Save as disclosed in this section, as at the Latest Practicable Date, so far as is known to any KWCM Director, there was no person, other than a KWCM Director or chief executive of KWCM, who had interests or short positions in the shares or underlying shares of KWCM which would fall to be disclosed to KWCM under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is directly or indirectly interested in 10% or more of the share capital carrying right to vote in all circumstances at general meetings of any other member of the KWCM Group.

MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the KWCM Group within the two years preceding the date of this Circular and are or may be material:

(1) the Acquisition Agreement;

(2) the Supplemental Agreements; and

(3) a placing agreement dated 21 April 2005 between Sutimar Enterprises Limited, KWCM, KWIH and UBS AG and a related subscription agreement between Sutimar Enterprises Limited and KWCM also dated 21 April 2005.

KWCM DIRECTORS' SERVICE CONTRACTS

At the Latest Practicable Date, none of the KWCM Directors had entered into any service contracts with any members of the KWCM Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation).

LITIGATION

At the Latest Practicable Date, no member of the KWCM Group was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the KWCM Directors to be pending or threatened by or against any member of the KWCM Group.

COMPETING INTERESTS OF KWCM DIRECTORS AND ASSOCIATES

At the Latest Practicable Date, none of the KWCM Directors or their respective associates was interested in any business which competes with or is likely to compete, either directly or indirectly, with the businesses of the KWCM Group or of the Galaxy Group.

GENERAL

(a) The registered office of KWCM is at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong.

(b) The share registrars and transfer office of KWCM is Computershare Hong Kong Investor Services Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(c) The Qualified Accountant of KWCM is Mr. Albert Law Yu Kwan, a fellow member of the Association of International Accountants, a fellow member of the Chartered Institute of Management Accountants and a fellow member of the Registered Institute of Financial Planners, and an associate member of the Hong Kong Institute of Certified Public Accountants. The secretary of KWCM is Ms. Kitty Chan Lai Kit, B.A., an associate member of the Institute of Chartered Secretaries and Administrators in the United Kingdom and The Hong Kong Institute of Company Secretaries.

INCORPORATION

Galaxy was incorporated as a company limited by shares in Macau with registration number 15066 at the Macau Commercial and Movable Assets Registry on 30 November 2001. Its registered office is at Avenida da Praia Grande, n° 409, Edificio China Law, 25th° Floor, Macau.

As Galaxy is incorporated in Macau, it operates subject to Macau law and its constitutive documents comprising Articles of Association.

SHARE CAPITAL

On 14 March 2002, Galaxy had an issued share capital of MOP200,000,000 divided into 200,000 ordinary shares of par value MOP1,000 each. On 3 February 2005, Galaxy underwent an internal reorganization whereby the then existing Class A shares were transformed into Galaxy B Shares, and 20,000 Class C shares were transformed into Galaxy A Shares, while maintaining the Class B ordinary shares as Galaxy B Shares, so that the Galaxy shares were represented only by Galaxy A Shares and Galaxy B Shares. At the same time, Galaxy issued a further 75,190 Galaxy A Shares of par value MOP1,000 each to Pedro Ho and 676,710 Galaxy B Shares of par value MOP 1,000 each to the Family Companies, Minority Vendors and Hugo Legend. The net proceeds arising from that issue of further capital was MOP751,900,000 (HK$730,000,000). Out of the proceeds of the issue, MOP230,901,000 (HK$224,175,728) was used for the repayment of loans lent on various dates since 2002 by Galaxy Resorts Limited previously as shareholder's loan. These loans are unsecured, interest free and has no fixed term of repayment. The remainder will be used by Galaxy for the development costs of its projects and for working capital.

The authorised and issued share capital of Galaxy as at the Latest Practicable Date were, and immediately following the Completion will be, as follows:

Authorised		*MOP*
95,190	Galaxy A Shares of MOP1,000 each	95,190,000
856,710	Galaxy B Shares of MOP1,000 each	856,710,000
951,900		951,900,000
Issued and fully paid		
95,190	Galaxy A Shares of MOP1,000 each	95,190,000
856,710	Galaxy B Shares of MOP1,000 each	856,710,000
951,900		951,900,000

There are two classes of shares in Galaxy, namely Galaxy A Shares and Galaxy B Shares. Galaxy A Shares are entitled to 0.0000000000000000001% of the distributable profit of Galaxy. Galaxy B Shares are entitled to 99.9999999999999999999% of the distributable profit of Galaxy .

Galaxy A Shares and Galaxy B Shares rank pari passu as regards voting rights, redemption and in terms of the shareholders' right upon the creation or issue of further shares by Galaxy.

In the event of a dissolution or liquidation of Galaxy, holders of Galaxy A Shares will be entitled to the reimbursement of the amount of the respective paid share capital but will not receive any amount or value regarding the distribution of the liquidation assets. Holders of Galaxy B Shares will be entitled to the reimbursement of the amount of the respective paid share capital, as well as to the remaining liquidation assets, being these amounts or values distributed among these shareholders according to the proportion of the Galaxy B Shares owned by each of them.

Any variation of the rights of any class of shareholders requires a special resolution of the shareholders holding that class of shares. Where such variation involves the amendments of the articles of association of Galaxy, such variation also requires a shareholder resolution of Galaxy.

Variation of the rights of any class of shares requires approval of the Macau government under Article 15 of the Concession.

At the date of its incorporation, the capital of Galaxy was MOP1,000,000 divided into 1,000 shares of MOP1,000. On 14 March 2002, the capital of Galaxy was increased from MOP1,000,000 to MOP200,000,000 by the issue of 199,000 shares of MOP1,000 each.

On 25 June 2002, Galaxy underwent a reorganisation whereby the capital of Galaxy was divided into 60,000 Class A ordinary shares, 120,000 Class B ordinary shares and 20,000 Class C ordinary shares. Class A and Class C ordinary shares were entitled to 0.0000000000000000001% of the distributable profit of Galaxy. Class B ordinary shares were entitled to 99.9999999999999999998% of the distributable profit.

The rights of the shareholders on the dissolution or the liquidation of the company were as follows:

(a) Holders of Class A ordinary shares would not receive any amount or value regarding the distribution of the liquidation assets, nor the reimbursement of the amount of the respective invested capital actually paid up.

(b) Holders of Class C ordinary shares would be entitled only to the reimbursement of the amount of the respective invested capital actually paid up.

(c) Holders of Class B ordinary shares would be entitled to the reimbursement of the amount of the respective invested capital actually paid up, as well as to the remaining liquidation assets, and these quantities or values should be distributed among these shareholders according to the proportion of the shares held by class B ordinary shareholders.

On 3 February 2005, Galaxy underwent an internal reorganisation whereby the then existing Class A shares were transformed into Galaxy B Shares, and 20,000 Class C shares were transformed into Galaxy A Shares, while maintaining the Class B ordinary shares as Galaxy B Shares, so that the Galaxy shares are represented only by Galaxy A Shares and Galaxy B Shares. At the same time, Galaxy issued a further 75,190 Galaxy A Shares of par value MOP1,000 each and 676,710 Galaxy B Shares of par value MOP1,000 each.

After the February 2005 capital restructure, Galaxy A Shares are entitled to 0.0000000000000000001% of the distributable profit of Galaxy. Galaxy B Shares are entitled to 99.9999999999999999999% of the distributable profit of Galaxy. Further details of the current share capital are disclosed in the section headed "Capital Structure of Galaxy" under "Description of the Galaxy Group" of this Circular.

EMOLUMENTS OF DIRECTORS AND FIVE HIGHEST PAID INDIVIDUALS

The aggregate of the directors' emoluments for each of the three financial years immediately preceding the date of this Circular was:

	30 November 2001 to 31 December 2002	**Year ended 31 December 2003**	**Year ended 31 December 2004**
	HK$'000	*HK$'000*	*HK$'000*
Fees	—	—	1,203
Salaries and allowances	—	834	—
	0	834	1,203

No contributions to pension schemes for directors or past directors were made for each of the three financial periods/years ended 31 December 2002, 2003 and 2004.

No bonuses were paid or receivable by the directors of Galaxy for each of the three financial periods/years ended 31 December 2002, 2003 and 2004.

No amount was paid or receivable by directors for each of the three financial periods/years ended 31 December 2002, 2003 and 2004 as an inducement to join or upon joining Galaxy.

No amount of compensation was paid or receivable by directors or past directors for each of the three financial periods/years ended 31 December 2002, 2003 and 2004 for the loss of office as a director of any member of the group or of any other office in connection with the management of the affairs of any member of the group distinguishing between contractual and other payments.

No arrangement was made under which a director has waived or agreed to waive any emoluments for each of the three financial periods/years ended 31 December 2002, 2003 and 2004.

The five individuals whose emoluments were the highest in the Galaxy Group include one (2003: one; 2002: nil) Director, whose emoluments are reflected above. The emoluments of the remaining four (2003: four; 2002: five) individuals are as follows:

	30 November 2001 to 31 December 2002	Year ended 31 December 2003	Year ended 31 December 2004
	HK$'000	*HK$'000*	*HK$'000*
Salaries and allowances	469	828	4,495
Other staff benefits	—	—	1
	469	828	4,496

No bonuses were paid or receivable by the above five individuals for each of the three financial periods/years ended 31 December 2002, 2003 and 2004.

No amount was paid or receivable by the above 5 individuals for each of the three financial periods/years ended 31 December 2002, 2003 and 2004 as an inducement to join or upon joining Galaxy.

No amount of compensation was paid or receivable by the above five individuals for each of the three financial periods/years ended 31 December 2002, 2003 and 2004 for the loss of office as a director of any member of the group or of any other office in connection with the management of the affairs of any member of the group distinguishing between contractual and other payments.

The aggregate of the directors' emoluments for the financial year ended 2005 is estimated to be approximately HK$9.5 million.

INDEMNITIES

In the Acquisition Agreement, City Lion, Netfinity and Recurrent Profits jointly and severally have agreed to indemnify on demand all of KWCM, Canton Treasure and the Galaxy Group and each of them and at all times keep them indemnified on demand from and against any depletion in, or reduction in, the value of their respective assets as a result of which, any amount which any member of the Galaxy Group becomes liable to pay being:

(i) any duty which is or becomes payable by that Group Company by virtue of Section 35 of the Estate Duty Ordinance of Hong Kong under the provisions of Section 43 of the Estate Duty Ordinance of Hong Kong or any equivalent legislation of any jurisdiction by reason of the death of any person and by reason of the assets of any member of the Galaxy Group or any of such assets being deemed for the purpose of estate duty to be included in the property passing on his death by reason of that person making or having made a relevant transfer to any member of the Galaxy Group;

(ii) any amount recovered against any member of the Galaxy Group under the provisions of Section 43(7) of the Estate Duty Ordinance of Hong Kong or any equivalent legislation of any jurisdiction in respect of any duty payable under Section 43(1)(c) or 43(6) of the Estate Duty or any equivalent legislation of any jurisdiction by reason of the death of any person and by reason of the assets of any member of the Galaxy Group or any of such assets being deemed for the purpose of estate duty to be included in the property passing on his death by reason of that person making or having made a relevant transfer to any member of the Galaxy Group;

(iii) any amount of duty which any member of the Galaxy Group is obliged to pay by virtue of Section 43(1)(c) of the Estate Duty Ordinance of Hong Kong or any equivalent legislation of any jurisdiction in respect of the death of any person in any case where the assets of another company or any of them are deemed for the purpose of Estate Duty Ordinance of Hong Kong or any equivalent legislation of any jurisdiction to be included in the property passing on that person's death by reason of that person making or having made a relevant transfer to that other company and by reason of any member of the Galaxy Group having received any distributed assets of that other company on their distribution within the meaning of the Estate Duty Ordinance of Hong Kong or any equivalent legislation of any jurisdiction but only to the extent to which any member of the Galaxy Group is unable to recover an amount or amounts in respect of that duty from any other person under the provisions of Section 43(7)(a) of the Estate Duty Ordinance of Hong Kong or any equivalent legislation of any jurisdiction;

(iv) the amount of any and all taxation falling on any member of the Galaxy Group resulting from or by reference to any income, profits, gains, transactions, events, matters or things earned, accrued, received, entered into or occurring on or before 31 January 2005 whether alone or in conjunction with any other circumstances whenever occurring.

SUMMARY OF THE ARTICLES OF ASSOCIATION OF GALAXY

Set out below is a summary of certain principal provisions of the articles of association of Galaxy.

The articles of association of Galaxy were adopted on 30 November 2001 and were amended on 14 March 2002, 25 June 2002 and 3 February 2005.

Share capital

The articles of association are silent as to the method in which Galaxy may consolidate and divide its share capital into shares of larger or smaller amounts than its existing shares, cancel unissued shares, reduce its share capital or put into effect any other alteration of capital. The articles of association are also silent as to the method in which the rights attaching to different classes of shares may be varied, modified or abrogated. Any such action must comply with Macau law.

Galaxy Shares shall be represented by non-bearer share certificates, that may represent one, five, ten, twenty, fifty, one hundred, two hundred, three hundred, four hundred, five hundred, one thousand, five thousand, ten thousand, twenty thousand or one hundred thousand shares.

Each Galaxy Share corresponds to one vote at the shareholders' general assembly. Only shareholders who have had their shares registered under their name in the Galaxy share registration book at least fifteen days before the date settled for the meeting have the right to vote at such meeting, subject to a resolution being passed at the meeting agreeing to a shorter period. Any person who has the right to vote can be represented in the general assembly by any other person nominated to the chairman of the board in writing. Subject to Macau law or specific provisions in the articles, resolutions are approved by a simple majority of votes of all the shareholders, provided that such majority includes a simple majority of the votes of the holders of the Galaxy B Shares.

Borrowing powers

The board of directors has full power to manage Galaxy's businesses and activities. Within such scope, the board of directors may contract loans or financing of any nature, negotiate with debtors and creditors, in or out of court, and carry out any other credit operations, active or passive, and issue guarantees. In addition, the board of directors has the power to sign, issue, accept, draw, subscribe, endorse and receive bills of exchange, cheques and promissory notes and any other credit titles. The board has the power to sell, exchange, mortgage or by any other form, alienate or encumber any moveable assets or real estate and any rights. The board also has the power to negotiate, make and execute contracts to which Galaxy is a party, of whatever scope or nature, object or form.

Directors

The board of directors shall be composed of seven members. Six directors shall be appointed by a simple majority of the shareholders that hold Galaxy B Shares. One director shall be appointed by a simple majority of the shareholders that hold Galaxy A Shares. Under the articles, directors are not required to hold any qualification shares but under Macau law Galaxy is required to have one "delegate" director who must be a Macau resident and hold 10% of the share capital of Galaxy. The Directors are required to attend meetings of the shareholders' general assembly whenever the chairman of the board summons them for that purpose.

The term of a director's appointment is three years. Upon expiry of the term a director shall remain in his or her position until he or she is replaced. A director may be re-elected upon the expiry of the three year period. No director shall be required to vacate office or be ineligible for appointment, reappointment or re-election as a director by reason only of his having attained a certain age.

The remuneration of directors in relation to their duties must be approved by the majority of the votes of the shareholders, including a majority of the shareholders of the Galaxy B Shares.

Directors' interests

The articles of association do not contain any provisions which disqualify a director from voting on a proposal, arrangement or contract in which he is materially interested.

Nevertheless, under Macau law, a director cannot vote in a matter in relation to which he or she is in conflict of interest with the Company.

Furthermore, any contract entered into between Galaxy and its directors, directly or indirectly, is considered null and void, save when specially authorized by express resolution of the board of directors on the basis of a favourable opinion issued by the Internal Auditor ("Fiscal Unico").

Dividends

The profits of each financial period shall be distributed according to what is decided by a simple majority of the votes of all the shareholders, provided that the majority includes the majority of the votes of shareholders that hold Galaxy B Shares. Provided that at least 10% of such profits shall be retained as a legal reserve until such reserve reaches an amount equal to one quarter of the share capital. The distributable profit for each financial year shall be distributed as follows:

(a) 0.0000000000000000001% shall be distributed among the shareholders of Galaxy A Shares, according to the proportion of Galaxy A Shares owned by each one of them;

(b) 99.9999999999999999999% shall be distributed among the shareholders of Galaxy B Shares, according to the proportion of the Galaxy B Shares owned by each one of them.

There are no provisions which impose any time limit after which an entitlement to receive a dividend lapses.

Transfer and ownership of shares

Any transfer or charge of Galaxy Shares is subject to the legal restrictions arising from the legal system concerning the operation of games of chance or other games in casino in Macau. In addition, a transfer of Galaxy Shares is only permitted after both the Company's approval and the Government's authorisation have been obtained. If a transfer is made without the relevant approval or in breach of the legal restrictions referred to above, the transferee may be required to transfer back the relevant shares to the transferor.

There are no restrictions in the articles of association on the ownership of shares of Galaxy, but transfers are subject to the Macau laws concerning the operation of games of chance or other games in casino in Macau.

COMMISSIONS AND SPECIAL TERMS

No commissions, discounts, brokerages or other special terms have been granted within the two years immediately preceding the issue of this Circular in connection with the issue or sale of any capital of any member of the Galaxy Group.

INTELLECTUAL PROPERTY

Galaxy owns the following trade marks:

Mark	Trade Mark No and Date	Validity period	Issued by	Class and Specification
銀河星際酒店 Galaxy Starworld Hotel	300128367 10 August 2004	10 years from 17 December 2003	Trade Marks Registry, Intellectual Property Department, Government of the HKSAR	Class 39 — arranging or operation of cruises and tours, travel reservation, booking agency services for travel, ticketing services, provision of transportation information, transport of travellers, escorting of travellers, vehicle rental, car parking services, advisory and consultancy services relating to travel and transportation, sightseeing services, handling storage and transport of baggages for travellers, chartering of aircraft, shops and/or vehicles, vehicle and boat rental. Class 41 — entertainment information services provided on line from a computer database or the Internet or other communication network, entertainment services in relation to providing electronic games playable over a global computer network, computer and video games, providing on line downloadable electronic and computer games and games updates; arranging and organisation of displays, presentations, programmes, events, shows, and exhibitions for cultural music sporting purposes, production and distribution of radio and television programs, production and distribution of films and live entertainment features, cinema and television studio services, motion picture entertainment television entertainment and live entertainment services, art galleries services, publication of music, magazines and periodicals, music and entertainment services provided on line from a computer database, from the internet or other communications network, renting of video cameras and video tapes, cinematographic and audio visual equipments and apparatus, ticket procurement services, amusement park, theme park, game centres, provision of amusement and entertainment facilities, club services, night club services, discotheque services, sports betting, bookmaking, clubs, party planning for entertainment purposes, entertainment club services, health club, gymnasium services, provision of information services relating to entertainment, sports, cultural, arts and crafts and social activities. Class 43 — hospitality services, provision of temporary accommodations, hotel, motels, resort and guesthouse services, reservation, booking and provision of information and arranging services for hotels and guesthouses, restaurants, self service restaurants, hot pot restaurants, barbecue restaurants, canteen, snack bar, sashimi and sushi bar, fast food counter, cafe, cafeteria, bar and lounge services, provision of food and drink for dine in, take away and delivery, banqueting services, function rooms, meeting rooms.

Mark	Trade Mark No and Date	Validity period	Issued by	Class and Specification
	300128385 4 August 2004	10 years from 17 December 2003	Trade Marks Registry, Intellectual Property Department, Government of the HKSAR	Class 39 — arranging or operation of cruises and tours, travel reservation, booking agency services for travel, ticketing services, provision of transportation information, transport of travellers, escorting of travellers, vehicle rental, car parking services, advisory and consultancy services relating to travel and transportation, sightseeing services, handling storage and transport of baggages for travellers, chartering of aircraft, shops and/or vehicles, vehicle and boat rental. Class 41 — entertainment information services provided on line from a computer database or the Internet or other communication network, entertainment services in relation to providing electronic games playable over a global computer network, computer and video games, providing on line downloadable electronic and computer games and games updates; arranging and organisation of displays, presentations, programmes, events, shows, and exhibitions for cultural music sporting purposes, production and distribution of radio and television programs, production and distribution of films and live entertainment features, cinema and television studio services, motion picture entertainment television entertainment and live entertainment services, art galleries services, publication of music, magazines and periodicals, music and entertainment services provided on line from a computer database, from the internet or other communications network, renting of video cameras and video tapes, cinematographic and audio visual equipments and apparatus, ticket procurement services, amusement park, theme park, game centres, provision of amusement and entertainment facilities, club services, night club services, discotheque services, sports betting, bookmaking, clubs, party planning for entertainment purposes, entertainment club services, health club, gymnasium services, provision of information services relating to entertainment, sports, cultural, arts and crafts and social activities. Class 43 — hospitality services, provision of temporary accommodations, hotel, motels, resort and guesthouse services, reservation, booking and provision of information and arranging services for hotels and guesthouses, restaurants, self service restaurants, hot pot restaurants, barbecue restaurants, canteen, snack bar, sashimi and sushi bar, fast food counter, cafe, cafeteria, bar and lounge services, provision of food and drink for dine in, take away and delivery, banqueting services, function rooms, meeting rooms.

Mark	Trade Mark No and Date	Validity period	Issued by	Class and Specification
	300128376 10 August 2004	10 years from 17 December 2003	Trade Marks Registry, Intellectual Property Department, Government of the HKSAR	Class 39 — arranging or operation of cruises and tours, travel reservation, booking agency services for travel, ticketing services, provision of transportation information, transport of travellers, escorting of travellers, vehicle rental, car parking services, advisory and consultancy services relating to travel and transportation, sightseeing services, handling storage and transport of baggages for travellers, chartering of aircraft, shops and/or vehicles, vehicle and boat rental. Class 41 — entertainment information services provided on line from a computer database or the Internet or other communication network, entertainment services in relation to providing electronic games playable over a global computer network, computer and video games, providing on line downloadable electronic and computer games and games updates; arranging and organisation of displays, presentations, programmes, events, shows, and exhibitions for cultural music sporting purposes, production and distribution of radio and television programs, production and distribution of films and live entertainment features, cinema and television studio services, motion picture entertainment television entertainment and live entertainment services, art galleries services, publication of music, magazines and periodicals, music and entertainment services provided on line from a computer database, from the internet or other communications network, renting of video cameras and video tapes, cinematographic and audio visual equipments and apparatus, ticket procurement services, amusement park, theme park, game centres, provision of amusement and entertainment facilities, club services, night club services, discotheque services, sports betting, bookmaking, clubs, party planning for entertainment purposes, entertainment club services, health club, gymnasium services, provision of information services relating to entertainment, sports, cultural, arts and crafts and social activities. Class 43 — hospitality services, provision of temporary accommodations, hotel, motels, resort and guesthouse services, reservation, booking and provision of information and arranging services for hotels and guesthouses, restaurants, self service restaurants, hot pot restaurants, barbecue restaurants, canteen, snack bar, sashimi and sushi bar, fast food counter, cafe, cafeteria, bar and lounge services, provision of food and drink for dine in, take away and delivery, banqueting services, function rooms, meeting rooms.
銀河星際酒店 Galaxy Starworld Hotel 銀河星際酒店 Galaxy Starworld Hotel	N/014102 8 October 2004	8 October 2004 – 8 October 2011	Government of the Macau SAR	Class 39 — arranging or operation of cruises and tours, travel reservation, booking agency services for travel, ticketing services (for transportation and travel), provision of transportation information, transport of travellers, escorting of travellers, vehicle rental, car parking services, advisory and consultancy services relating to travel and transportation, sightseeing/tours services, handling storage and transport of baggages for travellers, chartering of aircraft, warehouses and/or vehicles, vehicle and boat rental. * not including the right to exclusive use of "hotel"

Mark	Trade Mark No and Date	Validity period	Issued by	Class and Specification
銀河星際酒店 Galaxy Starworld Hotel 銀河星際酒店 Galaxy Starworld Hotel	N/014103 8 October 2004	8 October 2004 – 8 October 2011	Government of the Macau SAR	Class 41 — entertainment information services provided on line from a computer database or the Internet or other communication network; entertainment services in relation to providing electronic games playable over a global computer network; computer and video games; providing on line downloadable electronic and computer games and games updates; arranging and organisation of displays, presentations, programmes, events, shows, and exhibitions for cultural music or sporting purposes; production and distribution of radio and television programs; production and distribution of films and live entertainment features; cinema and television studio services; motion picture entertainment services; television entertainment services; live entertainment services; art galleries services; publication of music, magazines and periodicals; music and related entertainment services provided on line from a computer database, from the internet or other communications network; renting of video cameras and video tapes, cinematographic and audio visual equipments and apparatus; (entertainment) ticket procurement services; amusement park, theme park, game centres; provision of amusement and entertainment facilities; club services; night club related services, discotheque services; sports betting; club bookmaking services; party planning for entertainment purposes; entertainment club services; health club; gymnasium services; provision of information services relating to entertainment, sports, cultural, arts, social activities and leisure. * not including the right to exclusive use of "hotel"
銀河星際酒店 Galaxy Starworld Hotel 銀河星際酒店 Galaxy Starworld Hotel	N/014104 8 October 2004	8 October 2004 – 8 October 2011	Government of the Macau SAR	Class 42 — hospitality services; provision of temporary accommodations; hotel, motels, resort and guesthouse services; reservation, booking and provision of information services for hotels and guesthouses; restaurants; self service restaurants; hot pot restaurants; barbecue restaurants; canteen; snack bar; sashimi bar; sushi bar; fast food restaurants; cafe; cafeteria; bar and lounge services; provision of food and drink for dine in, take away and delivery; banqueting services; function rooms; meeting rooms. * not including the right to exclusive use of "hotel"
	N/014105 8 October 2004	8 October 2004 – 8 October 2011	Government of the Macau SAR	Class 39 — arranging or operation of cruises and tours, travel reservation, booking agency services for travel, ticketing services (for transportation and travel), provision of transportation information, transport of travellers, escorting of travellers, vehicle rental, car parking services, advisory and consultancy services relating to travel and transportation, sightseeing/tours services, handling storage and transport of baggages for travellers, chartering of aircraft, warehouses and/or vehicles, vehicle and boat rental. * not including the right to exclusive use of "hotel"

Mark	Trade Mark No and Date	Validity period	Issued by	Class and Specification
	N/014106 8 October 2004	8 October 2004 – 8 October 2011	Government of the Macau SAR	Class 41 — entertainment information services provided on line from a computer database or the Internet or other communication network; entertainment services in relation to providing electronic games playable over a global computer network; computer and video games; providing on line downloadable electronic and computer games and games updates; arranging and organisation of displays, presentations, programmes, events, shows, and exhibitions for cultural music or sporting purposes; production and distribution of radio and television programs; production and distribution of films and live entertainment features; cinema and television studio services; motion picture entertainment services; television entertainment services; live entertainment services; art galleries services; publication of music, magazines and periodicals; music and related entertainment services provided on line from a computer database, from the internet or other communications network; renting of video cameras and video tapes, cinematographic and audio visual equipments and apparatus; (entertainment) ticket procurement services; amusement park, theme park, game centres; provision of amusement and entertainment facilities; club services; night club related services, discotheque services; sports betting; club bookmaking services; party planning for entertainment purposes; entertainment club services; health club; gymnasium services; provision of information services relating to entertainment, sports, cultural, arts, social activities and leisure. * not including the right to exclusive use of "hotel"
	N/014107 8 October 2004	8 October 2004 – 8 October 2011	Government of the Macau SAR	Class 42 — hospitality services; provision of temporary accommodations; hotel, motels, resort and guesthouse services; reservation, booking and provision of information services for hotels and guesthouses; restaurants; self service restaurants; hot pot restaurants; barbecue restaurants; canteen; snack bar; sashimi bar; sushi bar; fast food restaurants; cafe; cafeteria; bar and lounge services; provision of food and drink for dine in, take away and delivery; banqueting services; function rooms; meeting rooms. * not including the right to exclusive use of "hotel"
	N/014108 8th October 2004	8th October 2004 – 8th October 2011	Government of the Macau SAR	Class 39 — arranging or operation of cruises and tours, travel reservation, booking agency services for travel, ticketing services (for transportation and travel), provision of transportation information, transport of travellers, escorting of travellers, vehicle rental, car parking services, advisory and consultancy services relating to travel and transportation, sightseeing/tours services, handling storage and transport of baggages for travellers, chartering of aircraft, warehouses and/or vehicles, vehicle and boat rental. * not including the right to exclusive use of "hotel"

Mark	Trade Mark No and Date	Validity period	Issued by	Class and Specification
GALAXY	N/014109 8 October 2004	8 October 2004 – 8 October 2011	Government of the Macau SAR	Class 41 — entertainment information services provided on line from a computer database or the Internet or other communication network; entertainment services in relation to providing electronic games playable over a global computer network; computer and video games; providing on line downloadable electronic and computer games and games updates; arranging and organisation of displays, presentations, programmes, events, shows, and exhibitions for cultural music or sporting purposes; production and distribution of radio and television programs; production and distribution of films and live entertainment features; cinema and television studio services; motion picture entertainment services; television entertainment services; live entertainment services; art galleries services; publication of music, magazines and periodicals; music and related entertainment services provided on line from a computer database, from the internet or other communications network; renting of video cameras and video tapes, cinematographic and audio visual equipments and apparatus; (entertainment) ticket procurement services; amusement park, theme park, game centres; provision of amusement and entertainment facilities; club services; night club related services, discotheque services; sports betting; club bookmaking services; party planning for entertainment purposes; entertainment club services; health club; gymnasium services; provision of information services relating to entertainment, sports, cultural, arts, social activities and leisure. * not including the right to exclusive use of "hotel"
GALAXY	N/014110 8 October 2004	8 October 2004 – 8 October 2011	Government of the Macau SAR	Class 42 — hospitality services; provision of temporary accommodations; hotel, motels, resort and guesthouse services; reservation, booking and provision of information services for hotels and guesthouses; restaurants; self service restaurants; hot pot restaurants; barbecue restaurants; canteen; snack bar; sashimi bar; sushi bar; fast food restaurants; cafe; cafeteria; bar and lounge services; provision of food and drink for dine in, take away and delivery; banqueting services; function rooms; meeting rooms. * not including the right to exclusive use of "hotel"

In addition, Galaxy owns together with Galaxy Resorts Limited, the following trade marks:

Mark	Trade Mark No and Date	Validity period	Issued by	Class and Specification
Galaxy Resort & Casino 銀河娛樂渡假	N/011679 9 October 2003	9 October 2003 — 9 October 2010	Government of the Macau SAR	Class 35 — services: publicity and business, namely: services of retail shops, in or out of shopping centres, selling a great variety of products, namely souvenirs, novelties, gifts, clothes, accessories to clothes, jewellery, toys, sport articles, stationery, books, videos, CDs, VCDs, DVDs and multimedia in general, fragrances, personal care products, cosmetics, house articles, art, food, beverages, cigars, cigarettes, and accessories to smokers; management; administration; business assistance and consultancy; hotel management business; import and export agencies, office services; publicity; propaganda and marketing; services of publicity agencies, namely communications to the public, declarations or advertisements through any means of communication and regarding any kind of products and services; distribution of prospects or samples; organization of fairs and exhibits for commercial or advertisement purposes; promotion of sales for third parties, auctions; artists agency; employment agencies, commercial information agencies; services of shopping for third parties; public relations.
Galaxy Resort & Casino 銀河娛樂渡假	N/011680 9 October 2003	9 October 2003 — 9 October 2010	Government of the Macau SAR	Class 39 — services: transport, storage and packaging and travel arrangements ("entreposto"), namely: travel and transport arrangement; tourism agencies; arrangement and sale of tourism travels; reception and assistance to tourists; arranging of cruises; escorting of travellers; tourism visits; travel and transport reservation; provision of information regarding travels and transportation of persons or goods and products by intermediaries and tourism agencies; information regarding costs, schedules, and means of transportation; packaging, storage, wrapping, inspection and delivery of goods and products, vehicles or data and documents, including its conservation and safeguarding; services provided in transportation of persons or goods and products, including furniture, from one place to the other and services necessarily related with such transportation; transport brokerage; services of enterprises that operate train stations, bridges, train lines, maritime or aerial terminals; services related with maritime towing, cargo unloading, operation of maritime ports and docks; rescuing of boats and its cargo; services related with the operation of airports; services related with rental of transport vehicles; rental of warehouses, containers, garages or parking spaces; towing, sheltering and parking terrestrial, aerial and maritime vehicles; deposit/storage; removal services; freight and transportation of cargo brokerage; supply and distribution of water, electricity and energy.

Mark	Trade Mark No and Date	Validity period	Issued by	Class and Specification
Galaxy Resort & Casino 銀河娛樂渡假	N/011681 9 October 2003	9 October 2003 — 9 October 2010	Government of the Macau SAR	Class 41 — services: education and entertainment, namely: services related to and for casinos and games, including games of chance; provision of facilities for casinos and games; services related to and for casinos and games through websites and global computer networks; electronic and on-line games; services related to and for entertainment, leisure and education, namely events, live music, circus, shows, cinema, theatre productions, comedies, multimedia, hall dance, discotheques, contests, lotteries, games of chance, conferences, conventions, symposiums, seminars, events and sports, culture, leisure and education competitions; health clubs; gymnasiums; leisure and education clubs; holiday camps and courses; entertainment services; entertainment parks, centres and arcades; entertainment; sports, leisure, and cultural activities, including its production and organization; audiovisual and multimedia organization and production; gymnasiums; gymnastic academies, rental of sport, education, leisure and cultural equipment and infrastructures, including audio visual and multimedia; professional training and education.
Galaxy Resort & Casino 銀河娛樂渡假	N/011682 9 October 2003	9 October 2003 — 9 October 2010	Government of the Macau SAR	Class 42 — services: various services, namely: hotels and similar; agency for rental of accommodation in hotels and guesthouses; reservation of accommodation; reservation in hotels; reservation in guesthouses; services related with tourism resorts and similar; services of food and beverage; restaurants; bars; cafes; tea saloons and other related; hotel concierge services, safeguarding and security services; catering services; supply of food and beverage; provision of facilities and support to conventions, special events; social receptions, banquets and dinners, namely to gather funds; escorting services; beauty services and saloons and hairdressers; medical and health services and assistance; medical, resting and convalescence clinics; health spas; aromatherapy; Turkish baths; massages; arbitration, all included in class 42.

COMPETING INTEREST OF GALAXY DIRECTORS, SUBSTANTIAL SHAREHOLDERS AND ASSOCIATES

At the Latest Practicable Date, herein none of the directors of Galaxy, KWCM or KWIH or the substantial beneficial shareholders of, Galaxy, KWCM or KWIH or their respective associates was directly or indirectly, interested in any business likely to compete, either directly or indirectly, with the business of Galaxy.

SUPPLIERS AND CUSTOMERS

Payment for service to the Galaxy Group's largest supplier in the year ended 31 December 2004 represented approximately 41% of all payments to suppliers in the year. Payment for service to the Galaxy Group's five largest supplier in the year ended 31 December 2004 represented approximately 91% of all payments to suppliers in the year. The largest supplier was Chan Koon Wah who is the promoter at Galaxy Casino at Waldo Hotel. The KWCM Directors, the KWIH Directors and Galaxy are confident that if necessary they could readily be replaced without disruption to the business or operations of Galaxy based on the prevailing market conditions of

Macau, the terms and conditions of the contracts with the suppliers, the established operational record of Galaxy Casino at Waldo Hotel and the network of gaming promoters and collaborators Galaxy has established.

Galaxy has no reliance on any particular customers or group of customers and its customers come from all walks of life. The percentage of turnover or sales attributable to the group's 5 largest customers combined is below 30%.

No directors, directors' associates or shareholders of Galaxy, KWIH or KWCM (which to the knowledge of the directors of Galaxy, KWCM and KWIH owns more than 5% of the share capital of any of the three companies) has any interest in the suppliers or customers disclosed above.

SERVICE CONTRACTS

At the Latest Practicable Date, none of the directors of Galaxy had entered into or expects to enter into any service contracts with any member of the Galaxy Group, the KWIH Group or KWCM Group which will not expire and is not terminable by the relevant member of the Galaxy Group, the KWIH Group or KWCM Group within one year without payment of any compensation, other than statutory compensation.

LITIGATION

At the Latest Practicable Date, no member of the Galaxy Group was engaged in any litigation, claim or arbitration of material importance. No litigation, claim or arbitration of material importance is known to the KWCM Directors or the KWIH Directors or the directors of Galaxy to be pending or threatened against any member of the Galaxy Group.

MATERIAL CONTRACTS

No contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Galaxy Group within the two years preceding the date of this Circular that are or may be material.

BANKERS

The names and addresses of Galaxy's principal bankers are:

Liu Chong Hing Bank Limited of G/F., New World Tower, 16–18, Queen's Road Central, Hong Kong;

Hang Seng Bank Limited of 83 Des Voeux Road Central, Hong Kong;

Guangdong Development Bank Macau of Avendia da Praia Grande, No. 269 r/c, Macau; and

Banco Comercial De Macao Sarl of Avenida da Praia Grande N572, Macau.

MISCELLANEOUS

(a) There has been no interruption in the business of Galaxy which has had or may have had a significant effect on its financial position in the last 12 months.

(b) The board of directors of Galaxy does not contemplate any change in the nature of the business of Galaxy in the next 12 months.

(c) There are no restrictions affecting the remittance of profits or repatriation of capital into Hong Kong from Macau.

(d) There is no reserve available for distribution to shareholders by Galaxy for the period ending 31 December 2004 because Galaxy had an accumulated loss of HK$96.8 million which needs to be offset before any dividends can be declared.

QUALIFICATIONS AND CONSENTS OF EXPERTS

The following are the qualifications of the experts who have given opinions or advice contained or referred to in this Circular:

Name	Qualification
UBS AG	a corporation licensed to carry out types 1, 4, 6 and 9 regulated activities under the SFO
Anglo Chinese	a corporation deemed licensed to carry out types 1, 4, 6 and 9 regulated activities under the SFO
American Appraisal	qualified valuer
PricewaterhouseCoopers	certified public accountants, Hong Kong
Commerzbank	an authorized financial institution registered with the Hong Kong Monetary Authority licensed to carry out types 1, 4 and 6 regulated activities under the SFO
CB Richard Ellis Limited	qualified property valuer
Chesterton Petty Limited	qualified property valuer
Chesterton International Property Consultants Pte Ltd	qualified property valuer
Colliers International (Hong Kong) Ltd.	qualified property valuer
Knight Frank Hong Kong Limited	qualified property valuer
Vigers Appraisal and Consulting Limited	qualified property valuer
Savills (Hong Kong) Limited	qualified property valuer
Guangdong Jun He Zheng Tong Law Firm	licensed lawyer in the PRC
Longan Law Firm	licensed lawyer in the PRC
Zhong Lun Law Firm	licensed lawyer in the PRC
Commerce & Finance Law Offices	licensed lawyer in the PRC
Sa Carneiro & Pinheiro Torres	Advogados & Notarios Privatos (or Lawyers & Private Notaries in English), licensed lawyers in Macau

UBS AG, Anglo Chinese, American Appraisal, PricewaterhouseCoopers, Commerzbank, CB Richard Ellis Limited, Chesterton Petty Limited, Chesterton International Property Consultants Pte Ltd, Colliers International (Hong Kong) Ltd., Knight Frank Hong Kong Limited, Vigers Appraisal and Consulting Limited, Savills (Hong Kong) Limited, Guangdong Jun He Zheng Tong Law Firm, Longan Law Firm, Zhong Lun Law Firm, Commerce & Finance Law Offices and Sa Carneiro & Pinheiro Torres have given and have not withdrawn their respective written consents to the issue of this Circular and with their statements and references to their names included in the form and context in which they are included.

EXPERTS' INTERESTS

As at the Latest Practicable Date, none of the experts named above had any shareholding interest in any member of the KWIH Group, the KWCM Group or the Galaxy Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any members of the KWIH Group, the KWCM Group or the Galaxy Group except for UBS AG which as disclosed to KWCM under Part XV of the SFO as at the Latest Practicable Date had an interest in 49,628,000 KWCM Shares of which 42,178,000 KWCM Shares are held on behalf of its clients. As described in the section headed "Substantial Shareholders' Interests" in Appendix XII of this Circular, UBS AG was deemed, for the purpose of the disclosure requirements in Part XV of the SFO, to be interested in 902,403,351 KWCM Shares being the aggregate of the interest in KWCM Shares held by UBS AG, Sutimar Enterprises Limited and KWIH as disclosed to KWCM under Part XV of the SFO at the Latest Practicable Date. Such aggregation of interest for the purpose of the disclosure requirements in Part XV of the SFO will end on the date of the KWCM EGM.

DIRECTORS' INTERESTS IN ASSETS

Save for the interests of Dr. Lui, Francis Lui and Paddy Lui Wai Yu in the Acquisition as set out in the section headed "Information on the Vendors" in "Description of the Galaxy Group" in this Circular, at the Latest Practicable Date, none of the KWIH Directors or KWCM Directors or directors of Galaxy and experts named in the Circular had any interest in any assets acquired/disposed of by, or leased to (or proposed to be acquired/disposed of by, or leased to), any member of the KWIH Group or the KWCM Group or the Galaxy Group since 31 December 2004.

DIRECTORS' INTERESTS IN CONTRACTS

Save for the interests of Dr. Lui, Francis Lui and Paddy Lui Wai Yu in the Acquisition as set out in the section headed "Information on the Vendors" in "Description of the Galaxy Group" in this Circular, at the Latest Practicable date, none of the KWIH Directors or KWCM Directors or directors of Galaxy had any interest in any contract or arrangement entered into by any member of the KWIH Group and KWCM Group which was significant in relation to the business of the KWIH Group or the KWCM Group or the Galaxy Group.

MISCELLANEOUS

The English text of this Circular shall prevail over the Chinese text.

PARAGRAPH 43.2(C) OF APPENDIX 1B OF THE LISTING RULES

The Listing Division of the Stock Exchange has indicated to KWIH and KWCM that pursuant to Paragraph 43(2)(c) of Appendix 1B of the Listing Rules they are obliged to make available for inspection certain contracts of Galaxy related to the Galaxy Casino at Waldo Hotel, the Galaxy Casino at Rio Hotel and the Galaxy Casino at Cotai City Club (the "City Club Contracts"). KWCM and KWIH are of the opinion that making them available for inspection would be seriously detrimental to Galaxy as such disclosure will constitute a breach of the Concession and may lead to the Macau Government terminating the Concession and have therefore requested a waiver from those obligations. The Listing Division has agreed that the City Club Contracts need not be made available for inspection in the context of the Circular.

A copy of the Concession is available for inspection as referred to in this Appendix.

The Listing Division of the Stock Exchange has indicated to KWIH and KWCM that pursuant to Paragraph 43(2)(c) of Appendix 1B of the Listing Rules they are obliged to make available for inspection the Sub-Concession. Certain parts of the Sub-Concession contain sensitive commercial information. KWCM and KWIH are of the opinion that making such parts of the Sub-Concession available for inspection would be seriously detrimental to Galaxy as such disclosure will constitute a breach of the Concession and may lead to the Macau Government terminating the Concession and have requested a waiver from those obligations. By agreement with the Listing Division, the copy of the Sub-Concession available for inspection has been marked so as to obscure certain commercially sensitive information.

The directors of KWCM, KWIH and Galaxy confirm that in their opinion the material terms of the City Club Contracts and the Sub-Concession are sufficiently disclosed in the Circular and that there are no additional details not disclosed in the Circular in respect of the City Club Contracts and the Sub-Concession which are necessary to enable investors to make an informed assessment of the Acquisition which is the subject of the Circular and accordingly consider that withholding the City Club Contracts and certain details of the Sub-Concession from display is not likely to mislead investors with regard to facts and circumstances, knowledge of which is essential to make an informed assessment of the Acquisition and an informed assessment of the activities, assets and liabilities, financial position, management and prospects of the Enlarged KWCM Group and of its profits and losses and of the rights attaching to the securities of KWCM, KWIH and Galaxy.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the office of Richards Butler at 20th Floor, Alexandra House, 16–20 Chater Road, Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this Circular up to and including the date of the KWIH SGM and the KWCM EGM whichever is the later and at the KWIH SGM and the KWCM EGM:

1. the memorandum of association and bye-laws of KWIH;
2. the memorandum and articles of association of KWCM;
3. the memorandum and articles of association of Galaxy;

4. the annual report including the audited consolidated financial statements of KWIH for each of the years ended 31 December 2003 and 2004;

5. the annual report including the audited consolidated financial statements of KWCM for each of the years ended 31 December 2003 and 2004;

6. the audited consolidated financial statements of Galaxy for each of the years ended 31 December 2003 and 2004;

7. the Valuation Report on the Galaxy Group and the letters from UBS and PricewaterhouseCoopers set out in Appendix II to this Circular;

8. the Accountants' Report on the KWIH Group set out in Appendix IV to this Circular;

9. the Accountants' Report on Galaxy set out in Appendix V to this Circular;

10. the letter from PricewaterhouseCoopers in respect of the unaudited pro forma financial information on the Enlarged KWCM Group set out in Appendix VI to this Circular;

11. the letter from PricewaterhouseCoopers in respect of the unaudited pro forma financial information on the Remaining KWIH Group set out in Appendix VII to this Circular;

12. the Valuation Reports relating to the property interests of the Remaining KWIH Group set out in Appendix VIII to this Circular;

13. the Valuation Report relating to the property interests of the KWCM Group set out in Appendix IX to this Circular;

14. the Valuation Report relating to the property interests of the Galaxy Group set out in Appendix X to this Circular;

15. the material contracts of the KWIH Group referred to in Appendix XI to this Circular;

16. the material contracts of the KWCM Group referred to in Appendix XII to this Circular;

17. the letters of consent from the experts referred to in the paragraph headed "Qualifications and Consents of Experts" in Appendix XIV to this Circular;

18. the circular dated 25 February 2005 and issued by KWIH relating to the establishment of a joint venture for property development and investment in Mainland China;

19. the Acquisition Agreement and the Supplemental Agreements;

20. the FRNs;

21. the legal opinions referred to in the Valuation Reports set out in Appendices VIII, IX and X to this Circular;

22. legal opinion dated 27 June 2005 by Sa Carneiro & Pinheiro Torres which is the opinion referred to in (viii) of the section headed "Conditions Precedent" in the "Letter from the KWCM Directors" in page 33 of this Circular; in the section headed "Macau's anti-money laundering legal framework" in "The Macau Gaming Industry" in page 28 of this Circular and in the section headed "Property Interest held by the Galaxy Group" in the "Financial Information about Galaxy";

23. undertaking letter dated 14 March 2005 by City Lion, Netfinity and Recurrent Profit to Canton Treasure and KWCM;

24. undertaking letter dated 22 June 2005 from Dr. Lui, HSBC International Trustee Limited and City Lion to the Stock Exchange;

25. Concession Agreement entered into between the government of Macau SAR and Galaxy Casino SA dated 26 June 2002;

26. Supplemental Concession Agreement entered into between the Government of Macau SAR and Galaxy Casino SA dated 19 December 2002;

27. the Venetian Agreement;

28. three promoter agreements dated 30 June 2004 entered into between Galaxy Casino SA and Cheng Kwee, Lee William and Chan Koon Wah respectively;

29. three extension agreements dated 28 December 2004 entered into between Galaxy Casino SA and Cheng Kwee, Lee William and Chan Koon Wah respectively;

30. two extension of business agreements dated 11 July 2004 entered into between Galaxy Casino SA and Cheng Kwee and Chan Koon Wah respectively;

31. three credit agreements dated 30 June 2004 entered into between Galaxy Casino SA and Cheng Kwee, Lee William and Chan Koon Wah respectively;

32. supplemental agreement dated 30 June 2004 entered into between Galaxy Casino SA and Cheng Kwee;

33. tenancy agreement and supplemental agreement both dated 9 March 2005 entered into between Galaxy Casino SA, Waldo Hotel Limited and Waldo Realty Company Limited;

34. the Sub-Concession (redacted version); and

35. the valuation report dated 8 March 2005 by American Appraisal.

The FRNs will be created by an instrument executed by KWCM. They will be in two series, Series A and Series B. The terms of each series will be identical save that no Series B FRN can be repaid unless and until all Series A FRNs have been repaid. The allocation between Series A FRNs and Series B FRNs has yet to be and will only be determined on Completion.

Principal amount: up to HK$3,681,039,603

Repayment: The final date of repayment is 13 months after the date of issue of the FRNs unless previously redeemed.

Status: The obligations under the FRNs will constitute general, unsecured obligations of KWCM and rank equally among themselves and pari passu with all other present and future unsecured and unsubordinated obligations of KWCM.

Transferability: The FRNs may be transferred with the consent of KWCM.

Interest:

1st month:	0% p.a.
2nd–4th month	6% p.a.
5th–7th month	7% p.a.
8th–10th month	8% p.a.
11th–13th month	9% p.a.

Interest accrued will be payable in arrears on the last day of each monthly interest period.

Redemption: KWCM may redeem the FRNs at face value plus interest accrued and unpaid at any time on giving 3 business days' irrevocable prior written notice.

All net proceeds from equity related fund raising by KWCM or a related entity (but this shall not include the issue of shares under a share option scheme or an obligation existing at the date of the Acquisition Agreement) will be first applied to redeem the FRNs.

No dividend can be declared and/or paid by KWCM before the FRNs are fully redeemed.

KWCM cannot make any loan or other non-trade payment to any related company or person before the FRNs are fully redeemed other than loans or payments in the ordinary and usual course of business of the KWCM Group and/or the Galaxy Group.

Voting: Holders of the FRNs will not be entitled to receive notices of, attend or vote at any meetings (except for creditor's meetings of KWCM) by reason only of being holders of the FRNs.

Listing:	No listing of the FRNs will be sought on the Stock Exchange or any other stock exchange.
Series:	The FRNs will be divided into "Series A" and "Series B". They will have identical terms save that Series A FRNs are to be repaid before Series B FRNs.

K. WAH CONSTRUCTION MATERIALS LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of K. Wah Construction Materials Limited will be held at Island Shangri-La Hong Kong, Level 39, Atrium Room, Two Pacific Place, Supreme Court Road, Central, Hong Kong at 2:00 p.m. on Tuesday, 19 July 2005 for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as an ordinary resolution with or without amendment:

ORDINARY RESOLUTION

"**THAT**:

(A) the authorised share capital of the Company be increased from HK$388,800,000 to HK$688,800,000 by the creation of an additional 3,000,000,000 shares of HK$0.10 each, which new shares shall rank pari passu in all respects with the existing shares in the capital of the Company;

(B) the agreement (the "Agreement") relating to the sale and purchase of shares in Galaxy Casino, S.A. dated 14 March 2005 between City Lion Profits Corp., Netfinity Assets Corporation, Brightwealth Investments Limited, Recurrent Profits Limited, Future Leader Management Limited, Hugo Legend Asia Corporation Limited, Canton Treasure Group Ltd. and the Company as amended by agreements supplemental thereto dated 1 April 2005 and 31 May 2005 (copies of which have been produced to this meeting marked "A1", "A2" and "A3" respectively and initialled by the chairman of the meeting for identification) be and is hereby approved, ratified and confirmed and that the directors of the Company be and are hereby authorised to implement all the transactions referred to in the Agreement and to do all such acts and things and execute all such documents as they shall in their absolute discretion consider necessary or desirable to give effect to the Agreement and the arrangements contemplated thereunder including but not limited to the issue of the Consideration Shares in part satisfaction of the Purchase Price referred to in the Agreement payable by the Company thereunder."

By Order of the Board
K. Wah Construction Materials Limited
Kitty Chan Lai Kit
Secretary

Dated 30 June 2005

Registered Office:
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

Notes:

1. A ***BLUE*** form of proxy to be used for the meeting is enclosed. Completion and return of the form of proxy will not preclude a member of the Company from attending and voting in person at the meeting convened or any adjournment thereof and in such event, the authority of the proxy will be deemed to be revoked.

2. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint another person as his proxy to attend and (on a poll) vote on his behalf. On a poll votes may be given either personally, by duly authorised corporate representative or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

3. The instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

4. To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the registered office of the Company at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong not less than 48 hours before the time for holding the meeting and in default the instrument of proxy shall not be treated as valid.

5. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands shall for this purpose be deemed joint holders thereof.

6. The resolution will be voted on by way of poll.

7. At the date of this notice, the executive directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu. The non-executive director is Mr. Moses Cheng Mo Chi, and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

K. WAH INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 173)

Notice of Special General Meeting

NOTICE IS HEREBY GIVEN that a special general meeting of K. Wah International Holdings Limited will be held at Island Shangri-La Hong Kong, Level 39, Atrium Room, Two Pacific Place, Supreme Court Road, Central, Hong Kong at 3:00 p.m. on Tuesday, 19 July 2005 for the purpose of considering and, if thought fit, passing the following resolution which will be proposed with or without amendment as an ordinary resolution of the Company:

ORDINARY RESOLUTION

"**THAT** the agreement (the "Agreement") relating to the sale and purchase of shares in Galaxy Casino, S.A. dated 14 March 2005 between City Lion Profits Corp., Netfinity Assets Corporation, Brightwealth Investments Limited, Recurrent Profits Limited, Future Leader Management Limited, Hugo Legend Asia Corporation Limited, Canton Treasure Group Ltd. and the Company's subsidiary K. Wah Construction Materials Limited as amended by agreements supplemental thereto dated 1 April 2005 and 31 May 2005 (copies of which have been produced to this meeting marked "A1", "A2" and "A3" respectively and initialled by the chairman of the meeting for identification) be and is hereby approved, and the issue of the Consideration Shares by K. Wah Construction Materials Limited under the Agreement be and is hereby approved, both as an acquisition and as a deemed disposal by the Company for the purposes of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited and that the directors of the Company be and are hereby authorised to do all such acts and things and execute all such documents as they shall in their absolute discretion consider necessary or desirable to give effect to and in connection with the Agreement and the arrangements contemplated thereunder."

By Order of the Board
K. Wah International Holdings Limited
Seaman Kwok Siu Man
Secretary

Hong Kong
Dated 30 June 2005

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Principal place of business in Hong Kong:
29th Floor
K. Wah Centre
191 Java Road
North Point
Hong Kong

Notes:

1. A **WHITE** form of proxy to be used for the meeting is enclosed. Completion and return of the form of proxy will not preclude a member of the Company from attending and voting in person at the meeting convened or any adjournment thereof and in such event, the authority of the proxy will be deemed to be revoked.

2. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint another person as his proxy to attend and, on a poll, vote instead of him. On a poll, votes may be given personally, by duly authorised corporate representative or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

3. The instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

4. To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the principal place of business in Hong Kong of the Company at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong not less than 48 hours before the time for holding the meeting and in default the instrument of proxy shall not be treated as valid.

5. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands shall for this purpose be deemed joint holders thereof.

6. The resolution will be voted on by way of poll.

7. At the date of this notice, the executive directors of the Company are Dr. Lui Che Woo, *MBE, JP, LLD, DSSc* (Chairman), Mr. Francis Lui Yiu Tung (Managing Director), Mr. Lennon Lun Tsan Kau (Deputy Managing Director), Mr. Eddie Hui Ki On, *GBS, CBE, QPM, CPM*, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu, the non-executive directors are Mr. Michael Leung Man Kin, *CBE, JP* and Dr. Philip Wong Kin Hang, *GBS, JP, LLD, DH* and the independent non-executive directors are Sir David Akers-Jones, *KBE, GBM, CMG, Hon. RICS, JP*, Dr. Leo Lee Tung Hai, *GBS, LLD, JP*, Dr. Robin Chan Yau Hing, *GBS, LLD, JP*, Dr. Charles Cheung Wai Bun, *JP* and Mr. Robert George Nield.

此乃要件 請即處理

本通函僅供參考之用，並非收購、購買或認購股份或其他證券的邀請或要約，亦不可作為提呈該等要約的邀請。

閣下如對本通函任何內容或應採取的行動**有任何疑問**，應諮詢 閣下的股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下的嘉華建材有限公司或 K. Wah International Holdings Limited（嘉華國際集團有限公司）（視乎情況而定）股份，應立即將本通函及隨附有關代表委任表格送交予買主或承讓人，或經手買賣或轉讓的銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司*
（於百慕達註冊成立之有限公司）
（股份代號：173）

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
（於香港註冊成立之有限公司）
（股份代號：27）

可能收購
銀河娛樂場股份有限公司的88.1%有投票權股份
（附有97.9%經濟權益）

嘉華建材有限公司
的關連交易及非常重大的收購事項

及

K. Wah International Holdings Limited
嘉華國際集團有限公司
的關連交易、被視為非常重大的出售事項
及非常重大的收購事項

嘉華建材有限公司的財務顧問

UBS Investment Bank
瑞銀投資銀行

嘉華建材有限公司獨立董事委員會及獨立股東
的獨立財務顧問

COMMERZBANK
德國商業銀行香港分行

K. Wah International Holdings Limited
嘉華國際集團有限公司獨立董事委員會及獨立股東
的獨立財務顧問

英高
財務顧問有限公司

嘉華建材獨立董事委員會函件載於本通函第91至第92頁，而嘉華建材獨立董事委員會及嘉華建材獨立股東的獨立財務顧問德國商業銀行函件則載於本通函第93至第140頁。

嘉華建材股東特別大會謹定於二零零五年七月十九日（星期二）下午二時，假座香港中環法院道太古廣場二期港島香格里拉大酒店三十九樓天窗廳舉行，召開大會的通告載於本通函第570至第571頁。不論嘉華建材股東能否出席嘉華建材股東特別大會，嘉華建材股東務須按隨附**藍色**代表委任表格上印列的指示填妥，並盡快（惟無論如何不遲於嘉華建材股東特別大會指定舉行時間48小時前）交回嘉華建材的註冊辦事處，地址為香港北角渣華道191號嘉華國際中心29樓。嘉華建材股東填妥及交回**藍色**代表委任表格後，屆時仍可按意願親身出席嘉華建材股東特別大會或其任何續會，並於會上投票。

嘉華國際獨立董事委員會函件載於本通函第141至第142頁，而嘉華國際獨立董事委員會及嘉華國際獨立股東的獨立財務顧問英高財務顧問有限公司函件則載於本通函第143至第161頁。

嘉華國際股東特別大會謹定於二零零五年七月十九日（星期二）下午三時，假座香港中環法院道太古廣場二期港島香格里拉大酒店三十九樓天窗廳舉行，召開大會的通告載於本通函第572及第573頁。不論嘉華國際股東能否出席嘉華國際股東特別大會，嘉華國際股東務請按隨附**白色**代表委任表格上印列的指示填妥，並盡快（惟無論如何不遲於嘉華國際股東特別大會指定舉行時間48小時前）交回嘉華國際在香港的主要營業地點，地址為香港北角渣華道191號嘉華國際中心29樓。嘉華國際股東填妥及交回**白色**代表委任表格後，屆時仍可按意願親身出席嘉華國際股東特別大會或其任何續會，並於會上投票。

* 僅供識別

二零零五年六月三十日

二零零五年

交回嘉華建材股東特別大會 **藍色**代表委任表格的截止時間	七月十七日下午二時
交回嘉華國際股東特別大會 **白色**代表委任表格的截止時間	七月十七日下午三時
嘉華建材股東特別大會	七月十九日下午二時
嘉華國際股東特別大會	七月十九日下午三時
收購事項的完成日期	七月二十二日

目　錄

頁次

釋義	1
前瞻性陳述	9
澳門博彩業	10
嘉華建材董事函件	29
嘉華國際董事函件	49
銀河集團的概況	57
嘉華建材獨立董事委員會函件	91
德國商業銀行函件	93
嘉華國際獨立董事委員會函件	141
英高函件	143
附錄	
一. 風險因素	162
二. 銀河集團的估值	182
三. 有關嘉華建材的財務資料	195
四. 有關嘉華國際的財務資料	240
五. 有關銀河的財務資料	300
六. 經擴大嘉華建材集團未經審核備考財務資料	345
七. 其餘嘉華國際集團未經審核備考財務資料	356
八. 物業估值—其餘嘉華國際集團	367
九. 物業估值—嘉華建材集團	458
十. 物業估值—銀河集團	506
十一. 有關嘉華國際的一般資料	520
十二. 有關嘉華建材的一般資料	533

目　錄

頁次

十三. 有關銀河的一般資料 546

十四. 其他一般資料 563

十五. 定息票據的條款 568

嘉華建材股東特別大會通告 570

嘉華國際股東特別大會通告 572

於本通函內，除非文義另有所指外，以下詞彙具有以下涵義：

「收購事項」	指	嘉華建材根據收購協議收購銀河股權；
「收購協議」	指	該等家族公司、Hugo Legend、少數權益賣方、Canton Treasure 與嘉華建材就(其中包括)收購事項而於二零零五年三月十四日訂立的收購協議(經補充協議修訂)；
「美國評值」	指	美國評值有限公司，乃銀河集團的獨立估值師；
「英高」	指	英高財務顧問有限公司，根據證券及期貨條例被視作持牌法團，可從事第1、4、6及第9類受規管活動；
「聯繫人」	指	按上市規則所賦予的涵義；
「Brightwealth」	指	Brightwealth Investments Limited，一間於二零零四年十一月二十三日在英屬處女群島註冊成立的公司，為聯交所上市公司國浩集團有限公司的附屬公司；
「Brightwealth 認股權」	指	誠如本通函「嘉華建材董事函件」中「Brightwealth 認股權」一節所述，Brightwealth、Kentlake 與 Top Notch 之間之認沽及認購期權；.
「Brightwealth 認股權契據」	指	Brightwealth 與每位認股權持有人就 Brightwealth 認股權而於二零零五年二月三日簽訂的兩項契據；
「營業日」	指	香港銀行開門營業的日子(星期六除外)；
「複合年增長率」	指	複合年增長率；
「認購期權」	指	Brightwealth 根據有關 Brightwealth 認股權契據授予認股權持有人的期權，以要求 Brightwealth 出售其所持銀河股份；
「Canton Treasure」	指	Canton Treasure Group Ltd.，一間於二零零四年十月十三日在英屬處女群島註冊成立的公司，由嘉華建材全資擁有；
「City Lion」	指	City Lion Profits Corp.，一間於二零零四年十月十三日在英屬處女群島註冊成立的公司，由主要信託全資擁有；

「德國商業銀行」	指	Commerzbank AG，透過其香港分行行事，為已向香港金融管理局註冊的認可財務機構，獲准進行第1、第4及第6類受規管活動(已載於證券及期貨條例附表5)；
「完成」	指	根據收購協議完成銀河股權的買賣；
「批給」	指	澳門特別行政區與銀河就娛樂場幸運博彩或其他方式的博彩經營於二零零二年六月二十六日訂立的澳門特別行政區批給合同(經一項於二零零二年十二月十九日訂立的補充協議修訂及增補)；
「嘉華建材代價股份」	指	嘉華建材將予發行合共1,840,519,798股新嘉華建材股份，作為收購事項的部分代價；
「何博士」	指	何鴻燊博士；
「呂博士」	指	呂志和博士，為嘉華國際、嘉華建材及銀河的董事；
「EBITDA」	指	除利息、税項、折舊及攤銷前溢利，計量財務表現的標準；
「僱員認股權」	指	於最後實際可行日期，根據嘉華建材分別於一九九六年九月十日及二零零二年五月三十日採納的僱員認股權計劃授出而尚未行使的認股權，以供認購合共18,952,000股嘉華建材股份，嘉華建材股份每股行使價介乎0.514港元至0.5333港元之間；
「經擴大嘉華建材集團」	指	緊隨完成後的嘉華建材集團，包括銀河集團在內；
「執行理事」	指	證監會企業融資部執行董事；
「該等家族公司」	指	City Lion、Netfinity 及 Recurrent Profits；
「呂耀東」	指	呂耀東先生，為嘉華建材、嘉華國際及銀河的董事，以及呂氏家族成員；
「定息票據」	指	嘉華建材於完成時可能向賣方發行，本金總額最高達3,681,039,603港元的無抵押定息票據，該等票據將於發行後十三個月到期；
「Future Leader」	指	Future Leader Management Limited，一間於二零零三年八月十八日在英屬處女群島註冊成立的公司，由何安全先生最終實益擁有；

「銀河」	指	銀河娛樂場股份有限公司，一間於二零零一年十一月三十日註冊成立的公司，在澳門根據澳門法例組成，其註冊辦事處位於澳門南灣大馬路409號中國法律大廈25樓；
「銀河A股」	指	銀河股本中每股澳門幣1,000元有投票權股份，其附帶權利誠如本通函「銀河集團的概況」中「銀河的股本架構」一節所述；
「銀河B股」	指	銀河股本中每股澳門幣1,000元有投票權股份，其附帶權利誠如本通函「銀河集團的概況」中「銀河的股本架構」一節所述；
「位於路氹城之城市俱樂部銀河娛樂場」	指	銀河計劃位於澳門路氹城填海區內的城市俱樂部娛樂場；
「位於利奧酒店之銀河娛樂場」	指	銀河計劃位於澳門 Quarteirão 9, Lots C & D at Zona de Aterros do Porto Exterior 的城市俱樂部娛樂場；
「位於華都酒店之銀河娛樂場」	指	銀河位於澳門 Zona de Aterros do Porto Exterior, Lot 6J, Av. da Amizade（半島外港填海區友誼大馬路6J地段）的娛樂場；
「銀河路氹城大型娛樂渡假中心」	指	銀河計劃位於澳門路氹城填海區內的旗艦酒店及娛樂場渡假中心；
「銀河股權」	指	838,719股銀河B股， 相當於銀河的97.9%經濟權益；
「銀河集團」	指	銀河及其附屬公司；
「銀河股份」	指	銀河A股及銀河B股；
「銀河星際酒店」	指	銀河計劃位於澳門 Lot 3 (A2/I) of Zona de Aterros do Porto Exterior（半島外港填海區友誼大馬路 Lot 3 (A2/1)地段）的酒店及娛樂場渡假中心；
「港元」	指	香港法定貨幣港元；
「香港財務報告準則」	指	香港財務報告準則，包括自二零零五年一月一日起生效的修訂，由香港會計師公會頒佈的會計準則；
「香港」	指	中華人民共和國香港特別行政區；
「Hugo Legend」	指	Hugo Legend Asia Corporation Limited，一間於二零零三年七月十五日在英屬處女群島註冊成立的公司，由嘉華國際及嘉華建材的獨立第三方孫淑興先生最終實益擁有；

「獨立第三方」	指	— 就嘉華國際而言，據嘉華國際董事作出一切合理查詢後所知、所悉及所信，獨立於嘉華國際、該等家族公司及嘉華國際任何關連人士且與彼等概無關連的第三方及其最終實益擁有人，並就嘉華國際而言，不屬於收購守則項下與嘉華建材、呂博士或彼等各自的聯繫人一致行動的人士； — 就嘉華建材而言，據嘉華建材董事作出一切合理查詢後所知、所悉及所信，獨立於嘉華建材、該等家族公司或嘉華建材任何關連人士且與彼等概無關連的第三方及其最終實益擁有人，並就嘉華建材而言，不屬於收購守則項下與嘉華國際、呂博士或彼等各自的聯繫人一致行動的人士；及 上述所指「關連」的涵義，乃就上市規則而詮釋；
「Kentlake」	指	Kentlake International Investments Limited，一間於二零零三年五月二日在英屬處女群島註冊成立的公司，由呂耀東控制，而何安全擁有其35%權益；
「嘉華建材」	指	嘉華建材有限公司，一間於一九八七年五月十九日在香港註冊成立的有限公司，其股份於聯交所主板上市；
「嘉華建材董事會」	指	嘉華建材的董事會；
「嘉華建材董事」	指	嘉華建材的董事；
「嘉華建材股東特別大會」	指	嘉華建材將予召開的股東特別大會，藉以批准(其中包括)收購事項，有關通告乃載於本通函第570至571頁；
「嘉華建材集團」	指	於最後實際可行日期，嘉華建材及其附屬公司；
「嘉華建材獨立董事委員會」	指	由嘉華建材董事會成立的獨立委員會，藉以向嘉華建材獨立股東提供有關收購事項的意見；
「嘉華建材獨立股東」	指	除嘉華國際、該等信託、該等家族公司、呂氏家族、呂博士、呂耀東、呂耀南、少數權益賣方及彼等各自的最終實益擁有人以及彼等各自的聯繫人，以及於收購事項擁有重大權益的任何嘉華建材股東及其聯繫人外，嘉華建材股份持有人；

「嘉華建材股份」	指	嘉華建材股本中每股面值0.10港元的股份；
「嘉華建材股東」	指	嘉華建材股份持有人；
「嘉華國際」	指	K. Wah International Holdings Limited（嘉華國際集團有限公司），一間於一九八九年五月二日在百慕達註冊成立的獲豁免有限公司，其股份於聯交所主板上市；
「嘉華國際董事會」	指	嘉華國際的董事會；
「嘉華國際債券」	指	首筆本金額為864,260,000港元於二零零九年到期的0.50%有擔保可換股債券，可轉換為繳足嘉華國際股份，並由嘉華國際一間全資附屬公司 K. Wah International Finance Limited 於二零零四年三月二十三日發行；
「嘉華國際董事」	指	嘉華國際的董事；
「嘉華國際集團」	指	於最後實際可行日期，嘉華國際及其附屬公司；
「嘉華國際獨立董事委員會」	指	由嘉華國際董事會成立的獨立委員會，藉以向嘉華國際獨立股東提供有關收購事項的意見；
「嘉華國際獨立股東」	指	除該等信託、該等家族公司、呂氏家族、呂博士、呂耀東、呂耀南、少數權益賣方及彼等各自的最終實益擁有人及彼等各自的聯繫人，以及於收購事項擁有重大權益的任何嘉華國際股東及其聯繫人外，嘉華國際股份持有人；
「嘉華國際股東特別大會」	指	嘉華國際將予召開的股東特別大會，藉以批准收購事項、嘉華建材發行嘉華建材代價股份及據此被視作出售嘉華建材，有關通告載於本通函第572及第573頁；
「嘉華國際股份」	指	嘉華國際股本中每股面值0.10港元的股份；
「嘉華國際股東」	指	嘉華國際股份持有人；
「最後買賣日期」	指	二零零五年三月四日，即嘉華建材股份及嘉華國際股份於二零零五年三月七日暫停買賣前，嘉華建材股份及嘉華國際股份的最後交易日期；
「最後實際可行日期」	指	二零零五年六月二十四日，即本通函付印前就確定其中所載若干資料而言的最後實際可行日期；
「呂耀南」	指	呂耀南先生，為銀河董事以及呂氏家族成員；
「上市規則」	指	聯交所證券上市規則；

「呂氏家族」	指	呂博士所有子女，即呂耀東、呂耀南、鄧呂慧瑜女士、程呂慧玲女士及呂耀華先生，以及彼等各自的聯繫人及彼等所控制的公司；
「澳門」	指	中華人民共和國澳門特別行政區；
「澳門博彩監察協調局」	指	澳門政府博彩監察協調局；
「中國內地」	指	中華人民共和國(不包括香港、澳門及台灣)；
「少數權益賣方」	指	Brightwealth 及 Future Leader，該兩間公司合共持有銀河已發行有投票權股份的21.9%(相當於銀河的24.3%經濟權益)，於收購協議訂立日期至本通函發出日期，彼等就嘉華國際及嘉華建材而言分別曾為或仍屬獨立第三方；
「澳門幣」	指	澳門幣；
「Netfinity」	指	Netfinity Assets Corporation，一間於二零零四年九月八日在英屬處女群島註冊成立的公司，並由呂耀南全資擁有；
「認股權持有人」	指	Kentlake 及 Top Notch；
「何安全」	指	何安全先生，為銀河董事；
「主要信託」	指	根據澤西島法律成立的一項呂氏家族全權信託，據此，HSBC International Trustee Limited 為其唯一信託人；
「中介人」或「貴賓中介人」	指	從事中介娛樂場幸運博彩及其他方式的博彩經營業務的個別人士或公司；
「收購價」	指	18,405,198,023港元；
「認沽期權」	指	根據有關 Brightwealth 認股權契據授予 Brightwealth 的期權，以要求認股權持有人購入銀河股份；
「Recurrent Profits」	指	Recurrent Profits Limited，一間於二零零二年三月十五日在英屬處女群島註冊成立的公司，由呂耀東全資擁有；
「其餘嘉華國際集團」	指	緊隨完成後的嘉華國際集團，不包括嘉華建材及其附屬公司；

「購回守則」	指	香港股份購回守則；
「人民幣」	指	中國內地法定貨幣人民幣；
「第二信託」	指	根據澤西島法律成立的呂氏家族第二全權信託，據此，HSBC International Trustee Limited 為其唯一信託人；
「證監會」	指	香港證券及期貨事務監察委員會；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「澳門博彩」	指	澳門博彩股份有限公司；
「平方呎」	指	平方呎；
「平方米」	指	平方米；
「澳門旅遊娛樂」	指	澳門旅遊娛樂有限公司，一間由何博士控制的公司；
「聯交所」	指	香港聯合交易所有限公司；
「轉批給」	指	銀河與威尼斯人澳門股份有限公司就於澳門特別行政區娛樂場幸運博彩或其他方式的博彩經營於二零零二年十二月十九日訂立的轉批給合同；
「補充協議」	指	(1)於二零零五年四月一日訂立的一項協議，以及(2)於二零零五年五月三十日訂立的一項協議，該兩項協議均為收購協議的增補；
「收購守則」	指	香港公司收購及合併守則；
「Top Notch」	指	Top Notch Opportunities Limited，一間於二零零二年三月十五日在英屬處女群島註冊成立的公司，由呂耀東控制；
「該等信託」	指	主要信託及第二信託；
「瑞銀投資銀行」	指	瑞士銀行的業務集團，根據證券及期貨條例註冊的持牌法團，可從事第1、4、6及9類受規管活動；
「美國」	指	美利堅合眾國；
「美元」	指	美國法定貨幣美元；
「賣方」	指	該等家族公司及少數權益賣方；

「Venetian 協議」 指 何安全與 Advantage Global Limited、Wealth Grand Limited、Best Done Developments Limited、Bestwin Profits Limited、銀河渡假股份有限公司、Venetian Macau Management Limited、銀河及 Venetian Venture Development, LLC 於二零零二年十二月二十六日訂立的一項協議；

「貴賓博彩」 指 專為特定博彩活動或博彩客而設的博彩，尤指於特定大廳或範圍內者；

「Wealth Access」 指 Wealth Access Holdings Limited（裕通控股有限公司），一間於二零零三年三月二十八日在英屬處女群島註冊成立的公司，由楊智恒先生及鍾貴先生（彼等均為嘉華國際及嘉華建材的獨立第三方）擁有。Wealth Access 為銀河股東但並非少數權益賣方；

「Wise Gain」 指 Wise Gain Profits Limited，一間於二零零三年八月十八日在英屬處女群島註冊成立的公司，分別由 Wealth Access 及銀河擁有其90%及10%權益；及

「%」 指 百分比。

除本通函另有指明者外，本通函內以澳門幣列值的數額已按澳門幣1.03元兑1.00港元的滙率換算為港元；

除本通函另有指明者外，本通函內以美元列值的數額已按1.00美元兑7.80港元的滙率換算為港元；

這並不表示任何澳門幣及／或美元應曾或可以按上述滙率或任何其他滙率換算，或可予換算。

本通函部分數字已經湊整，因此僅為約數，其總和可不等於100%。

於本通函內，若干中文或葡文名稱或詞彙附有英文譯名，以僅供參考之用，故不應加以依賴作為中文或葡文名稱或詞彙的官方譯名。

前瞻性陳述

本通函載有前瞻性陳述，「相信」、「有意」、「深信」、「預期」、「預計」、「預測」、「估計」、「推測」及類似字句亦用於辨識前瞻性陳述。此等前瞻性陳述並非過往事實。前瞻性陳述乃根據現時嘉華國際、嘉華建材及／或銀河對於嘉華國際、嘉華建材及／或銀河所營運的業務、行業及市場而言所相信、假設、預期、估計及預測的情況。此等前瞻性陳述包括但不限於有關收益及盈利的陳述。嘉華國際、嘉華建材及銀河董事相信該等前瞻性陳述內的預期、預測及估計實屬合理。

此等陳述並非未來表現的擔保，受限於風險、不明朗因素及其他因素，其中部分乃超出嘉華國際、嘉華建材及／或銀河的控制範圍，並難以預測。故此，實際業績可能與前瞻性陳述所載資料大相逕庭。

敬請特別注意本通函附錄一「風險因素」所載風險因素，惟不應整體上過份依賴此等前瞻性陳述，此等陳述僅反映嘉華國際、嘉華建材及／或銀河的董事及管理層於本通函日期的意見而已。嘉華國際、嘉華建材及銀河並無責任以公開方式修訂此等前瞻性陳述來反映在本通函刊行後出現的事件或情況，惟須遵守上市規則及證券及期貨條例的任何規定。

澳門博彩業

澳門博彩市場的歷史

澳門博彩活動自一九三七年起合法化。一九六二年，當時的澳門政府向澳門旅遊娛樂批授娛樂場博彩獨家經營牌照；該公司的業務現時由其繼承人澳門博彩經營。

一九九九年十二月，澳門的控制權重入中國內地手中。新澳門政府確認博彩為吸引旅客前往澳門的工具，並有助鞏固及推廣已發展的旅遊業。澳門政府總括認為，開放博彩市場可推動其設施達至國際實質及營運標準，而更重要的是促進投資，藉以發展全新系列的博彩、渡假、娛樂及展覽業務。

二零零一年十二月，澳門政府決定打破澳門旅遊娛樂壟斷博彩業的局面，並放寬適用於博彩活動的法規。根據澳門博彩監察協調局的資料，三間承批公司於二零零二年經過投標後獲批授博彩批給。該三家營辦商分別為：(i)澳門博彩，批給有效期直至二零二零年三月；(ii)永利渡假村(澳門)股份有限公司，批給有效期直至二零二二年六月；及(iii)銀河，批給有效期直至二零二二年六月。銀河於二零零二年十二月向威尼斯人澳門股份有限公司授出轉批給。

二零零四年，澳門為全球第二大博彩市場，僅次於拉斯維加斯娛樂場街。二零零四年，澳門錄得博彩總收入(來自幸運博彩)澳門幣402億元(約390億港元)，較二零零三年增加44%，現說明如下：

地點	二零零一年 博彩收入[(4)] (十億)	二零零二年 博彩收入[(4)] (十億)	增長率 (%)	二零零三年 博彩收入[(4)] (十億)	增長率 (%)	二零零四年 博彩收入[(4)] (十億)	增長率 (%)
拉斯維加斯娛樂場街[(1)]	4.70美元 (約36.7港元)	4.65美元 (約36.3港元)	(1.1)	4.76美元 (約37.2港元)	2.4	5.33美元 (約41.6港元)	12.1
大西洋城[(2)]	4.30美元 (約33.6港元)	4.38美元 (約34.2港元)	1.9	4.49美元 (約35.0港元)	2.5	4.81美元 (約37.6港元)	7.1
澳門[(3)]	澳門幣18.11元 (約17.6港元)	澳門幣21.55元 (約20.9港元)	19.0	澳門幣27.85元 (約27.1港元)	29.3	澳門幣40.19元 (約39.0港元)	44.3

(1) 資料來源：Nevada Gaming Control Board 博彩收入報告

(2) 資料來源：New Jersey Casino Control Commission 的博彩收入報告

(3) 資料來源：澳門博彩監察協調局的官方網站

(4) 此乃指贏款派彩後來自娛樂場博彩桌及角子機的收益

澳門、大西洋城及拉斯維加斯娛樂場街於二零零一年至二零零四年的博彩收入(十億港元)


45
40
35
30
25
20
15
博彩收入(十億港元)
01-04 複合年增長率:4.3%
01-04 複合年增長率:3.8%
01-04 複合年增長率:30.3%
2001
2002
2003
2004
澳門
大西洋城
拉斯維加斯娛樂場街

資料來源:Nevada Gaming Control Board、New Jersey Casino Control Commission、澳門博彩監察協調局

根據澳門統計暨普查局,二零零五年首四個月博彩總收入(來自幸運博彩)為澳門幣141億元(約137億港元),而拉斯維加斯娛樂場街及大西洋城於同期則分別錄得19.09億美元(約149億港元)及15.72億美元(約123億港元)。

娛樂場業務表現其中一個常用計算方法為「每桌每日贏款」,不論是百家樂、廿一點、輪盤或其他博彩遊戲,此方法均可計算出娛樂場每張博彩桌所賺得的款額。

根據 Nevada Gaming Control Board 及 New Jersey Casino Control Commission 的資料,於二零零四年,拉斯維加斯娛樂場街及大西洋城的每桌每日贏款約為2,400美元(約18,720港元)。根據澳門博彩監察協調局的資料,二零零四年澳門的日均贏款超過澳門幣143,000元(約138,800港元)。

市場需求

澳門位於其中一個全球潛在博彩旅客最多地區。乘坐水翼渡輪由香港前往澳門船程不足一小時,澳門已獲公認為世界規模最大、增長最快的博彩市場之一。此外,澳門與中國內地廣東省接壤,根據二零零四年中國統計年鑑,廣東省約有80,000,000名居民,是中國內地人口最稠密且發展最蓬勃的地區之一,可見澳門享有地利優勢。根據澳門統計暨普查局,二零零四年約有16,700,000名旅客到訪澳門。

自葡萄牙向中國內地歸還澳門以來，根據澳門博彩監察協調局公布，澳門的博彩收入(來自幸運博彩)由一九九九年澳門幣130.37億元(約126.58億港元)上升至二零零四年澳門幣401.87億元(約390.17億港元)，複合年增長率達25.3%。

根據澳門統計暨普查局，前往澳門的旅客人數亦由一九九九年約7,400,000人增加至二零零四年16,700,000人，複合年增長率為17.5%。同期，來自中國的旅客由一九九九年約1,600,000人增加至二零零四年9,500,000人，複合年增長率42.1%。直至近年，大陸同胞只獲准以旅行團身份到訪澳門；現時，若干城鎮及經濟發展較快區域已經消除該等旅遊限制，預期到訪澳門的個人遊人士將會增加。鑒於博彩乃備受歡迎的休閒活動，來自中國的博彩旅客到訪澳門的次數更為頻密，而彼等對賭場的需求亦將會上升。二零零零年至二零零四年期間，澳門的博彩收入(來自幸運博彩)增長與到訪澳門的旅客總人數增幅大致吻合。

到訪澳門的旅客人數(一九九九年至二零零四年)


18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
旅客人數(百萬)
17.5% 複合年增長率
42.1% 複合年增長率
7.4
9.2
10.3
11.5
11.9
16.7
1.6
2.3
3.0
4.2
5.7
9.5
1999
2000
2001
2002
2003
2004
旅客總人數(百萬)
中國內地旅客人數(百萬)

資料來源：澳門統計暨普查局

到訪澳門旅客一般來自鄰近亞洲國家及地區，如中國內地、香港、台灣、南韓及日本。根據澳門統計暨普查局，在二零零四年約16,700,000名澳門訪客當中，逾57%來自中國內地，來自香港訪客則超逾30%。

旅客分佈

居住地	二零零零年	二零零一年	二零零二年	二零零三年	二零零四年
香港	4,954,619	5,196,136	5,101,437	4,623,162	5,051,059
中國內地	2,274,713	3,005,722	4,240,446	5,742,036	9,529,739
台灣	1,311,035	1,451,826	1,532,929	1,022,830	1,286,949
日本	144,888	140,937	142,588	85,613	122,184
南韓	45,365	48,274	50,447	38,281	65,631
亞洲東部 — 其他	1,992	1,891	2,705	2,667	3,555
亞洲東部小計	8,732,612	9,844,786	11,070,552	11,514,589	16,059,117
其他	429,600	434,187	460,289	373,287	613,439
總計：	9,162,212	10,278,973	11,530,841	11,887,876	16,672,556
增長率	23.1%	12.2%	12.2%	3.1%	40.3%

二零零三年，到訪旅客數字因嚴重急性呼吸系統綜合症爆發而備受影響。

按居住地劃分到訪澳門旅客(二零零四年)


美國及
歐洲
2%
其他亞洲
地區
3%
台灣
8%
香港
30%
中國內地
57%

資料來源：澳門統計暨普查局

根據澳門統計暨普查局，二零零五年頭五個月共約有7,500,000名旅客到訪澳門，較二零零四年同期增加16.4%。來自中國內地的旅客依然是主要旅客來源，佔期內到訪澳門的旅客

55.9%。期內，來自東南亞的旅客人數尤其大幅增長91.2%，可見澳門已逐漸成為區內的旅客勝地。

帶動中國內地旅客人數大幅增長的主要因素是放寬旅遊限制。二零零三年推出「個人遊計劃」，中國內地指定省市居民獲簡化旅遊手續到訪香港和澳門。該計劃自二零零三年以來不斷擴大，目前適用於廣東省及中國內地其他13個省市的居民。二零零四年，根據「個人遊計劃」前往澳門的中國內地旅客人數共3,518,752人，佔前往澳門的中國內地旅客總人數約37%。二零零五年五月，根據澳門統計暨普查局公佈，個人遊的中國內地旅客所佔百分比為約51%。

另一帶動旅客人數增長的主要因素，是中國內地中產階級日漸富裕。根據二零零四年中國統計年鑑，中國內地二零零三年的國內生產總值(按現行價格)約為十一兆港元，一九九三年則為三兆港元。

嘉華建材相信，藉著引入新設施及進一步提升服務標準，澳門將可成為吸引力更大的旅遊勝地。

鑒於澳門即將主辦二零零五年東亞運動會，香港主題樂園「迪士尼樂園」預期於二零零五年年底開幕，而北京則將主辦二零零八年奧運會，預期未來數年區內會有更多旅客。

澳門本身設有國際機場，航線連接馬尼拉、新加坡、台北、曼谷、北京及上海等多個亞洲大城市。澳門國際機場可容納大型的商業航空公司，並有定期航班服務約17個城市(其中包括中國內地最少八個城市)，與亞洲多個其他主要目的地亦有連繫。此外，來自中國、香港及華南其他地區的交通流量亦會隨著全新的基建項目而大幅增加。港珠澳大橋落成後，將會把珠江三角洲多個城市與香港及澳門連接起來，而新建的第二個港澳渡輪碼頭亦會使現有載客量增加一倍。

根據澳門統計暨普查局的統計月刊，二零零四年旅客的平均逗留時間僅為1.1日。二零零四年，留宿旅客的平均逗留時間僅為1.5日。根據 Las Vegas Convention and Visitors Authority 公佈的資料，二零零四年旅客在拉斯維加斯逗留的平均時間則為4.6日。銀河預期隨著造訪澳門人數增加、博彩活動擴展，以及引入較高質素的渡假酒店住宿，上述逗留時間將會增加。根據澳門統計暨普查局，二零零四年澳門共有39家酒店和31家賓館正在營運，其中九家歸類為「五星級」。該等酒店及賓館提供客房約9,168間，平均入住率約75.6%。截至二零零五年四月底，酒店和賓館約有10,636間客房供應。

酒店入住率


90
80
70
60
50
40
30
20
10
0
入住率(%)
60.7
66.1
67.1
72.5
64.3
68.7
75.6
79.8
2001
2002
2003
2004
所有酒店及賓館客房的入住率
三、四、五星級酒店客房的入住率

資料來源：澳門統計暨普查局

酒店客房數目


12,000
10,000
8,000
6,000
4,000
2,000
0
客房數目
9,030
8,954
9,185
9,168
7,553
7,592
7,799
7,769
2001
2002
2003
2004
所有酒店及賓館的客房總數
三、四、五星級酒店的客房總數

資料來源：澳門統計暨普查局

博彩額

博彩桌博彩是亞洲主要博彩方式。直至目前為止，百家樂是最受歡迎的博彩方式，其次則為其他西方及亞洲傳統博彩方式。貴賓博彩桌主導澳門市場，惟中場博彩桌及角子機亦有潛力大幅增長。鑒於澳門博彩市場結構過往一直對博彩桌博彩有利，因此澳門縱有角子機供應，但數目卻不多。然而，隨著預期澳門中場博彩將有所增長，此情況正逐漸改變，達國際標準的角子機日漸成為市場上的重要特色。銀河相信，過往對角子機的重視程度有限，亦反映市場普遍認為澳門所供應的角子機為次要的角子機產品。儘管如此，銀河預期澳門角子機業務將會增長，並有意推出更多現代化且受歡迎的產品，藉以吸引亞洲市場。

二零零三年按博彩方式的博彩收入分析


廿一點
2.2%
角子機
0.8%
其他
2.8%
骰寶
2.4%
魚蝦蟹
3.7%
百家樂
10.8%
貴賓百家樂
77.3%

二零零四年按博彩方式的博彩收入分析


角子機
1.5%
迷你百家樂
0.9%
其他
3.1%
廿一點
2.9%
骰寶
2.9%
魚蝦蟹
3.1%
百家樂
13.6%
貴賓百家樂
72.0%

資料來源：澳門博彩監察協調局

二零零一年至二零零四年的澳門博彩收入(來自幸運博彩)分析

項目	二零零一年 博彩收入 (十億)	二零零二年 博彩收入 (十億)	增長率 (%)	二零零三年 博彩收入 (十億)	增長率 (%)	二零零四年 博彩收入 (十億)	增長率 (%)
貴賓百家樂	澳門幣12.76元 (約12.4港元)	澳門幣15.86元 (約15.4港元)	24.4%	澳門幣21.53元 (約20.9港元)	35.7%	澳門幣28.92元 (約28.1港元)	34.3%
中場博彩桌	澳門幣5.13元 (約5.0港元)	澳門幣5.46元 (約5.3港元)	6.3%	澳門幣6.09元 (約5.9港元)	11.5%	澳門幣10.65元 (約10.3港元)	74.9%
角子機	澳門幣0.22元 (約0.2港元)	澳門幣0.23元 (約0.2港元)	2.3%	澳門幣0.23元 (約0.2港元)	2.2%	澳門幣0.62元 (約0.6港元)	170.4%
總計	澳門幣18.11元 (約17.6港元)	澳門幣21.55元 (約20.9港元)		澳門幣27.85元 (約27.0港元)		澳門幣40.19元 (約39.0港元)	

資料來源：澳門博彩監察協調局

競爭

直至二零零五年三月底，除澳門博彩經營的四個角子機俱樂部外，澳門合共有17個娛樂場，其中15個目前由澳門博彩經營。位於華都酒店的銀河娛樂場已於二零零四年七月正式開業，是銀河首個城市俱樂部娛樂場。金沙澳門亦已於二零零四年五月開業，現由另一個營辦商威尼斯人澳門股份有限公司營運。

除銀河之外，澳門的娛樂場營辦商包括：

- 澳門博彩，目前在澳門經營15個設施。澳門博彩的前身澳門旅遊娛樂過往是澳門唯一博彩營辦商，在澳門有逾40年營運經驗。除位於華都酒店之銀河娛樂場外，澳門博彩旗下的娛樂場是澳門目前唯一廣泛利用貴賓中介人以吸引貴賓博彩的博彩業務。根據澳門博彩於競投三個批給牌照之一時提呈的投資計劃所述，澳門博彩須投資最少約澳門幣4,737,000,000元(約4,599,000,000港元)。澳門博彩旗下項目包括新葡京、發展漁人碼頭娛樂中心和十六浦渡假中心。根據報章報導，澳門博彩亦計劃在若干新酒店或物業發展項目開設多個娛樂場。MGM Mirage 最近公佈，彼獲澳門博彩授出轉批給，並已與何博士之女何超瓊訂立合營企業協議，以於澳門發展、建設及經營一家大型酒店娛樂場渡假中心。新項目澳門美高梅格蘭大酒店將會發展成為一渡假中心，設有娛樂場及其他非博彩設備。該項目現已動工興建，預期將於二零零七年下半年開幕。澳門博彩截至二零零四年十二月三十一日止年度申報的博彩收入為澳門幣35,206,000,000元(約34,181,000,000港元)。

- Wynn Resorts Ltd. 的附屬公司永利渡假村(澳門)股份有限公司，預期於二零零六年第三季開設一項設施。根據永利渡假村(澳門)股份有限公司與澳門政府訂立的批給協議，永利渡假村(澳門)股份有限公司須於二零零九年六月二十六日前投資最少澳門幣4,000,000,000元(約3,884,000,000港元)。永利渡假村(澳門)股份有限公司已著手興建一項設施，該設施包括一座約有600間客房的酒店、一個娛樂場及其他非博彩設施，根據其公開存檔估計總成本為1,049,000,000美元(約8,182,000,000港元)。

- Las Vegas Sands Corp 的附屬公司威尼斯人澳門股份有限公司，已獲銀河授出轉批給。根據轉批給協議，威尼斯人澳門股份有限公司須於二零零六年六月前發展及開設 Macau Venetian Casino Resort(位於路氹)，在二零零六年十二月前發展及開設一個會議中心，以及在二零零九年六月前發展及開設一個「城市俱樂部」，並注資或促使注資最少澳門幣4,400,000,000元(約4,272,000,000港元)於澳門的發展項目中(包括上述發展項目)。根據威尼斯人澳門股份有限公司最近的報章公佈，預期公司位於路氹的首階段發展項目可望於二零零七年初開業。截至二零零四年十二月三十一日止年度，威尼斯人澳門股份有限公司申報的博彩收入為澳門幣3,112,000,000元(約3,021,000,000港元)。根據 Las Vegas Sands Corp 的公開存檔，截至二零零五年三月止三個月，威尼斯人澳門股份有限公司平均擁有336張博彩桌和764台角子機。

澳門政府已批准兩項轉批給，其中一項由銀河轉授威尼斯人澳門股份有限公司，另一項則由澳門博彩轉授 MGM Grand Paradise Limited。二零零一年第16/2001號法律規定，博彩批給的數目最多三個。此外，澳門博彩、永利渡假村(澳門)股份有限公司及銀河獲批的批給中亦已規定，在未取得澳門政府的批准前，承批公司一概不得授出任何轉批給。澳門政府公佈中清楚表明，每項批給只可獲准授出一項轉批給。

規管架構

概覽

除非擁有人／營辦商擁有適當批給或轉批給，否則在澳門擁有及經營娛樂場博彩設施乃屬非法。批給及轉批給須符合澳門的一般法律及特定博彩法律(尤其第16／2001號法律)，以及規範博彩活動不同方面的多項規例。

批給制度由法律架構(銀河的娛樂場博彩業務須受其規範)組成，包括：

— **二零零一年第16/2001號**法律條文(經修訂)，載有娛樂場幸運博彩經營法律制度並規範娛樂場幸運博彩或其他博彩的經營，並經修訂及增補：

— **二零零一年第26/2001號行政法規**，規範娛樂場幸運博彩經營的投標程序、批給協議，以及營辦商的適當資格及財力(經修訂(第34/2001號行政法規及第4/2002號行政法規)、經更正(二零零一年十一月二日《澳門公報》特刊第一組刊登的更正及二零零二年四月一日第13期《公報》第一組副刊刊登的更正)及經補充(第215/2001號行政長官批示，訂定承批公司繳納作為獲批給娛樂場幸運博彩經營的回報的每年費用固定部分；第216/2001號行政長官批示，設立娛樂場幸運博彩經營批給首次公開競投委員會；第217/2001號行政長官批示，宣布展開澳門娛樂場三個幸運博彩經營批給的首次公開競投，並載列其中部分規則；二零零一年十一月二十一日第47期《公報》第二組刊登的經濟財政司司長批示，授予首次公開競投委員會權限，以決定是否接納首次公開競投方案內未有列明的本地或國際具聲譽的公司，由其制定信用評級報告書；第250/2001號行政長官批示，訂定競投公司組合所適用的法律制度以及各自可以接納的條款)。

— 澳門政府與銀河於二零零二年六月二十六日根據第26/2002號行政長官批示關於臨時判給三個娛樂場幸運博彩經營批給所訂立的澳門娛樂場幸運博彩及或其他方式的博彩經營**批給合約**，以及第143/2002號行政長官批示，其中接納由銀河提交的標書，並將上述三個批給的其中一個判給銀河(經修訂(雙方於二零零二年十二月十九日訂立的合約)及經補充(第158/2004號行政長官批示，訂定博彩毛收入的1.6%撥款必須呈交予澳門基金會；以及第207/2004號行政長官批示，規定博彩毛收入的2.4%撥款必須呈交予澳門財政局)。

— 第55/2004號經濟財政司司長對外規範性批示所載**博彩規則**(第16／2001號法律第五十五條所提述的規則)所載的「百家樂」新法定規章，以及第65／2004號經濟財政司司長對外規範性批示以核准「足球紙牌」的新法定規章。

— **第6/2002號行政法規**，訂定進入及從事娛樂場幸運博彩中介業務的要求及程序(經修訂(第10/2002號行政法規，豁免博彩中介人應徵的40%稅項，由二零零二年四月一日起至二零零五年三月三十一日止)。

— **二零零四年第5/2004號法律**，訂定博彩信貸批給的法律制度。

— **第30/2004號行政長官批示**，豁免銀河繳納有關娛樂場幸運博彩或其他方式的博彩經營所生利潤的所得補充稅(「imposto complementar」)，直至二零零八年十二月三十一日為止。

— **一九九六年第8/96/M號法律**，針對博彩的不法行為。

— **第24/98/M號法令**，強制規定有義務就涉嫌構成第6/97/M號法律第十條罪行的有關活動作出通知。

— **第6/97/M號法律**有組織犯罪法，其中第十條將清洗黑錢刑事化。

此外，銀河及其娛樂場博彩經營現時而將來亦須遵守日後增補二零零一年第16/2001號法律而可能生效的規例，以及澳門政府透過澳門博彩監察協調局不時頒佈的指令。

澳門博彩監察協調局的法律、規例及監管程序乃以公開政策聲明為根據，該等政策涉及下列各項（其中包括）：

- 防止企圖不軌或不適當人士直接或間接在任何時間或以任何身份參與博彩；
- 設立及維持負責任的會計實務及程序；
- 對營辦商的財政實務維持有效控制，方式包括設立內部財務事宜及維護資產和收入的最低程序、提供可靠的紀錄備存及要求向澳門博彩監察協調局提交定期報告；
- 防止行騙及欺詐行為；及
- 透過税項及有關批給費用提供國家及當地收入來源。

澳門博彩監察協調局的角色

澳門博彩監察協調局在娛樂場幸運博彩或其他方式博彩經營的領域內，在訂定及執行經濟政策方面向行政長官提供輔助及協助。

澳門博彩監察協調局的職責包括：

(1) 協助訂定、統籌及執行娛樂場博彩經營產業的經濟政策；

(2) 監察、監督及監管承批公司的活動，尤其是關於履行其法定義務、法規義務及合同義務方面；

(3) 監察、監督及監管承批公司及法律規定的其他人的適當資格及財力；

(4) 在許可供經營娛樂場博彩的地點及場所並將該等地點及場所定為娛樂場的程序中，向澳門政府提供協助；

(5) 許可及證明承批公司用作經營有關批給業務的設備；

(6) 發出娛樂場博彩中介業務的准照；

(7) 監察、監督及監管娛樂場博彩中介人業務，尤其是關於履行其法定義務、法規義務及合同義務方面；

(8) 監察、監督及監管博彩中介人、其合作人及主要僱員的適當資格；

(9) 根據適用的實體法例及程序法例，查處行政違法或侵犯行為；

(10) 確保政府與承批公司之間的關係及承批公司與公眾之間的關係符合適用法規及澳門的最高利益。

澳門博彩監察協調局乃監督娛樂場幸運博彩業務的主要監管當局，以確保承批公司遵守其法律及訂約責任。就此而言，根據批給制度，承批公司必須向澳門博彩監察協調局提交有關承批公司業務及營運的主要文件及定期報告、透過澳門博彩監察協調局向澳門政府申請根據合約或法律所需任何批文或授權，如更改股權結構、更改控制權、若干有關合約關係、娛樂場及博彩區域的位置及分類、博彩設備、電子監察設備等，且承批公司本身及根據規定其合資格股東、董事及主要僱員均須接受由澳門博彩監察協調局按目標實體提供的主要資料為基準，並按澳門博彩監察協調局的指示進行一般或特別財務身份及適當資格審查。此外，澳門博彩監察協調局亦會透過各項日常監控措施，一直密切監察娛樂場的日常營運以及個別博彩收益，藉此監管及評估應付政府作為特別博彩税及徵費的金額。此外，澳門博彩監察協調局亦負責監察娛樂場博彩中介人的日常活動和中介人發牌程序，從而發出(或拒絕發出)個別中介人牌照，而澳門博彩監察協調局會就此對中介人、其董事、主要僱員及合資格股東進行適當資格審查程序。

清洗黑錢

當犯罪活動產生大量得益，罪犯便須在不引人注意有關得益來源的情況下控制及使用該批資金。罪犯的行事方式為掩飾來源、改變形式或將資金轉移至不大可能引起注意的地方。清洗黑錢為處理犯罪得益藉以掩飾非法來源。

澳門反清洗黑錢的法律架構

澳門設有打擊清洗黑錢的法律架構，其設計目的乃為防止及打擊隱藏或掩飾來自不法來源或源自非法活動的財產或得益。此法律架構由下述現行當地法律及據此向不同經濟活動參與人發出的指引／指令組成。此外，澳門亦須遵守國際條約／公約，並參與下述載列的國際組織。

澳門政府及其立法組織(立法會)現正草擬及頒佈新法例，藉此鞏固其法律架構。

國際法律

緒言

澳門作為中國內地轄下特別行政區，享有高度自治權，惟外交事務及防務則由中華人民共和國中央人民政府(「中央人民政府」)管理。務須注意，儘管中國授權澳門自行處理有關若干合適範圍的對外事務，但不適用於預留予主權國的國際條約／公約(有關清洗黑錢的國際公約即如是)。在該等情況下，中央人民政府將按照內部法定憲法程序(澳門基本法第138條)，徵詢澳門對國際條約是否適用於澳門的意見。

在澳門施行國際條約乃按其本身法律制度進行。在此制度(即大陸法)下，國際及當地法律均被視為就同一標的事項同時執行的相同一般性法令的一部分。倘若中國本身受有關國際條約所約束，而該條約一經刊登於澳門公報內，即直接及自動適用於澳門，並優先於其普通法律。國際法律毋需待納入當地法律之內方可實施應用；惟倘該法律之施行有所規定，則須採取適當措施(立法或其他措施)。

《一九八八年聯合國禁止非法販運麻醉藥品和精神藥物公約》(一九八八年維也納公約)

鑒於《一九八八年聯合國禁止非法販運麻醉藥品和精神藥物公約》(《一九八八年維也納公約》)乃預留予主權國的正式條約，澳門並非其締約國，惟一九八八年維也納公約仍適用於澳門。該條公約在澳門回歸前已經實施，並自中國內地正式承擔此條約應用於澳門所產生的國際權利及義務的責任時一直生效。

一九九九年七月七日，葡萄牙將一九八八年維也納公約延伸至澳門。中國內地於一九九九年十二月十五日發出通知書，知會保管人其將會就繼續適用於澳門的該公約，履行作為該公約締約國的義務。中國內地同時聲明，中國內地就其於該公約第32條第2及第3段保留的權利亦將適用於澳門。此外，根據該公約第7條第8段，中國內地已指定澳門檢察院為該地區的主管當局。

澳門打擊清洗黑錢的當地法律架構與國際法律大致相同，其中以符合一九八八年維也納公約的條文為主。然而，澳門現正修訂當地有關打擊清洗黑錢的法律，以與下述國際標準作出更佳配合。

《聯合國打擊跨國有組織犯罪公約》

聯合國大會於二零零零年十一月十五日採納《打擊跨國有組織犯罪公約》(《巴勒莫公約》)，該公約亦適用於澳門，於二零零三年十月二十三日生效。

此外，澳門打擊清洗黑錢的當地法律架構亦與巴勒莫公約條文大致相同。然而，澳門現正修訂當地有關打擊清洗黑錢的法律，以與下述國際標準作出更佳配合。

澳門的其他國際責任：「亞太區反清洗黑錢組織」(「APG」)；其他國際組織

為回應各界對清洗黑錢的殷切關注，七國峰會於一九八九年在巴黎成立反清洗黑錢金融罪行專責隊(又名「FATF」)，在國際層面發展聯手打擊措施。FATF 其中一項首要任務是發展《40項建議》作為各國政府應採取的措施，藉以有效推行打擊清洗黑錢的計劃。中國和澳門皆並非 FATF 成員。

然而，澳門已於二零零一年五月加入亞太區反清洗黑錢組織(「APG」)，成為其全職成員。APG 乃屬區內一個類似反清洗黑錢金融罪行專責隊(FATF)形式的機關，即為區內自主反洗清黑錢組織。

APG 的目標是確保採納、實施和執行打擊 FATF《40項建議》中有關反清洗黑錢和打擊恐怖主義籌資的國際認同準則。有關措施包括協助區內國家及地區制訂有關處理犯罪得益、司法互助、充公、沒收及引渡安排的法律，並就設立有關滙報及調查可疑交易的制度以及協助成立財務情報單位提供指引。

澳門自加入 APG 起一直遵行 APG 的職權範圍，並已根據反清洗黑錢金融罪行專責隊(「FATF」)的40項建議，尤其經考慮 APG 於二零零一年五月的相互評估報告(由 APG 對澳門反清洗黑錢的制度作出檢討)提出的建議後，制定短期及長期計劃，以便執行打擊清洗黑錢的措施。

審議反清洗黑錢之當地法律之程序其中已考慮上述之建議。

澳門政府明白加強國際合作，對於順理成章地取得國際各界肯定令澳門成為反清洗黑錢組織的象徵，實在具有深層策略意義。二零零三年，澳門主辦亞太區反清洗黑錢組織第六屆年會，標誌著澳門一直支持國際組織打擊反清洗黑錢採取措施的決心。

澳門主辦亞太區反清洗黑錢組織會議，滙聚來自亞太區內各國的法律、金融及執法界代表，出席人士超過240個與會成員，代表26個成員國家、9個遵約國家及10個國際及區內組織。舉行是次年會之目的，是為了討論及制定反清洗黑錢措施的持續發展及實施，以全力打

擊區內清洗黑錢及恐怖主義籌資的威脅。是次年會就此已取得重大進展，包括26個 APG 成員國已同意就二零零三年至二零零六年成立策略性計劃，同時概括訂定 APG 的宗旨及目標，以有效打擊清洗黑錢活動。

澳門除了加入成為 APG 成員外，亦是離岸金融機構監察組織、保險監理官員協會、離岸保險監理官員小組、亞洲保險業監督聯會以及國際保險反詐騙協會成員。

當地法律

澳門法例當中訂有關於直接或間接針對清洗黑錢活動的條文規定。

澳門金融體系法令已獲二零零三年七月五日的第32/93/M號法令通過(經修補及增訂)，列明旨在防止使用銀行體系作清洗黑錢活動的多項條文規定，例如信貸機構須強制性識別所有顧客身份資料(第106條)、信貸機構創立人股東識別個人身份資料(第22條)、合資格股東及經理的適當資格(第40、41、47及第48條)、進行審閱有否遵守反清洗黑錢法規等外界獨立審核(第53條)、合併監管信貸機構的活動(第9條)、澳門金融管理局與其他監管機關資訊交換的可能性(第79條)以及委出司法手令豁免承擔刑事法律程序有關的銀行保密義務的可能性(第80條)。

此外，根據**一九九一年第5/91/M號**反吸毒**法令**，任何透過已被裁罪販賣毒品所得的任何財產或得益，包括銀行存款及其他存於銀行的有價值物品，一概須予沒收(第22條)。就此而言，公眾人士或私人實體不可拒絕向主管司法機關提供所需關於懷疑屬於從事不法販賣毒品人士所有的資產、存款或任何其他有價值物品的資料(第34條)。

此外，根據**澳門刑罰法典**，一切來自刑事活動的財產或得益必須充公(第103條)。

至於博彩業方面，澳門對博彩法律架構進行改革，大大改善從事博彩業各實體的規管及透明度，並對所有博彩營辦商及博彩中介人、其股東、董事及主要僱員進行「合適」測試。

澳門最直接涵蓋清洗黑錢的當地法律架構由一九九七年七月三十日的**第6/97/M號法律**以及一九九八年六月一日的**第24/98/M號法令**所載條文，以及澳門政府據此頒佈的指引／指令組成，現於下文加以詳述。

一九九七年七月三十日第6/97/M號法律

一九九七年七月三十日第6/97/M號法律(有組織犯罪法律)在第十條中，將清洗黑錢活動刑事化。

根據其中第十條，凡任何人士知悉財產或得益是從犯罪活動得來，而從事：

a) 轉換、轉移、協助或以任何方式，在直接或間接方便某種將此等財產或得益的全部或部分轉換或轉移的活動，目的為隱藏或掩飾其不法來源或協助涉及犯罪的人士逃避其行為的法律後果者，處五至十二年徒刑及罰款；

b) 隱藏或掩飾該等財產或得益或與之有關的權利的真正性質、來源、地點、處理、調動或所有權或權利者，處二至十年徒刑及罰款；

c) 於任何時間取得或收受、使用、持有或藏有上述財產或得益者，處一至五年徒刑及罰款；

惟第十條所述的適用犯罪處罰，無論如何不得超出適用於產生上述財產或得益的相應違法行為的處罰。

這條法律及澳門刑法典的其他條文，或會引致較高或較低的刑罰或附屬罰金。

清洗黑錢罪行的定義條款與一九八八年維也納公約極為相似，而刑事化範圍亦超出毒品相關犯罪以外。

鑒於清洗黑錢罪行包括由任何種類刑事犯罪(一般稱為「清洗黑錢前犯罪」)產生的財產或得益，故已如《禁止清洗、搜查、沒收及充公犯罪所得金錢公約》(《一九九零年歐洲議會薩爾斯堡公約》)一樣，並遵照 FATF 建議，採用「一切犯罪」方式。因此，此方式的優點是不受任何特定的清洗黑錢前犯罪所束縛，並囊括在澳門境外犯下的清洗黑錢前犯罪而產生的財產及得益，亦包括清洗個人本身的得益。

此外，澳門亦已就法人責任以及司法機關充公所犯罪行有關的資產或權利制定條文。

一九九八年六月一日第24/98/M號法令

一九九八年六月一日第24/98/M號法令 — 制定打擊清洗黑錢活動的防範措施，並於第二及第三條釐定銀行、金融機構、博彩經營者、古董、藝術品及寶石商等不同經濟活動參與人將懷疑涉及轉換、轉移或掩飾不法財產或得益的行為，知會司法警察局及有關監察當局的責任。此項滙報規定亦適用於受澳門博彩監察協調局監管的所有實體(因而亦適用於博彩經營者)。

根據第八條，如未能履行滙報義務，即可對個人科處澳門幣10,000.00元至澳門幣500,000.00元的罰款，或對法人團體科處罰款澳門幣100,000.00元至澳門幣5,000,000.00元的罰款。

同樣地，倘若監察當局在履行其監管職責時獲悉任何清洗黑錢案件，則須立即將此事通知司法警察司(第六條)。彼等亦獲賦權調查不遵守滙報規定的案件，並針對受其監管的實體展開適當的侵權法律程序(第五條)。

根據第四條，有關監管當局(包括有關博彩營辦商的澳門博彩監察協調局)對風險控制，尤其有關支付方式、金額、其重複進行或有關交易本身的其他特徵而被列為此類活動者，監察當局須將之作系統編排。澳門貨幣暨兑換監理署已向金融及有關機構發出若干指引及指令。儘管澳門博彩監察協調局目前正在草擬娛樂場博彩經營者的指令及指引，惟銀河於最後實際可行日期尚未收到任何正式指令或指引。

澳門博彩監察協調局已增加監管人的數目，藉以應付娛樂場急速的發展。澳門博彩監察協調局除增加人手外，亦對博彩營辦商的行政及會計程序的外部及內部控制進行監管，藉此確保有關經營者存置的紀錄充足、準確而可靠，以便有效進行內部財務控制及正確計算及申報博彩收入。

澳門並無任何正式成立的財務情報單位。根據澳門的反清洗黑錢法，司法警察司負責接收可疑交易報告，並就標的事項進行調查。

立法發展

儘管第24/98/M號法令所涵蓋易受清洗黑錢活動影響的業務種類繁多，惟澳門政府仍決定鞏固其針對清洗黑錢活動的法律架構。

一項反清洗黑錢的新法例及行政法規現正處於草擬及通過諮詢階段，藉以為澳門提供符合國際標準的法律條文，並與 FATF 的建議以及 APG/OGBS 聯合相互評估報告的建議作出更好配合。預期新法例除了成立財務情報單位外，亦會將非金融行業(如會計師、核數師、公證人及律師)納入滙報實體之內。此外，預期新法例亦會涵蓋告密、回饋滙報實體、識別、滙報及檢控措施，以及將不作聲明或作出虛假聲明的報告刑事化。

預期上述法例將為更有效防止博彩業的清洗黑錢活動而設，並屬於該行業的重組程序一部分。預期待全新的反清洗黑錢法例施行後，澳門博彩監察協調局將會為相同目的而向娛樂場經營者頒佈上文所述的正式指引及指令。澳門博彩監察協調局的有關指引草稿已向公眾傳

閱以作諮詢。銀河管理層及嘉華建材董事相信，銀河現行反清洗黑錢措施已針對澳門博彩監察協調局現行有關反清洗黑錢措施草稿內涵蓋的各個範疇。銀河董事認為，銀河現行內部監控措施符合適用的反清洗黑錢法規的規定。嘉華建材董事及銀河董事已向澳門律師(Sa Carneiro & Pinheiro Torres)確認，銀河的內部反清洗黑錢政策與適用的反清洗黑錢法規的規定相符。有關銀河反清洗黑錢措施的資料，乃載於本通函「銀河集團的概況」內「反清洗黑錢政策」一節。

嘉華建材有限公司

（於香港註冊成立之有限公司）

（股份代號：27）

執行董事：
呂志和博士，MBE，太平紳士，LLD，DSSc（主席）
呂耀東（副主席）
陳啟能（董事總經理）
徐應強（副董事總經理）
羅志聰
鄧呂慧瑜

註冊辦事處：
香港
北角
渣華道191號
嘉華國際中心
29樓

非執行董事：
張惠彬博士，太平紳士*
鄭慕智，GBS，OBE，太平紳士
顏志宏*
葉樹林博士，LLD*

* 獨立非執行董事

敬啟者：

緒言

誠如二零零五年四月十八日宣佈，嘉華建材旗下一間全資附屬公司 Canton Treasure，已於二零零五年三月十四日同意按收購價收購銀河股權。收購價將以發行嘉華建材代價股份及定息票據支付，或由嘉華建材全權酌情決定，以定息票據及／或現金支付。除收購協議項下的業務、資產或負債外，Canton Treasure 概無任何其他重要業務、資產或負債。

以嘉華建材而言，本通函乃旨在向嘉華建材股東提供有關收購事項的進一步資料，以及給予全體股東嘉華建材股東特別大會通告（部分股東須放棄投票），會上將會提呈決議案，藉以（其中包括）批准收購事項。此外，本通函亦載有德國商業銀行的意見，德國商業銀行已獲聘任為獨立財務顧問，藉以就收購事項向嘉華建材獨立董事委員會及嘉華建材獨立股東提供意見，並同時載有嘉華建材獨立董事委員會的推薦意見。嘉華建材已成立獨立董事委員會，負責向嘉華建材獨立股東提供意見。

銀河之已發行股份合共951,900股，其中95,190股(10%)為銀河A股，附有銀河完整投票權但僅附有少許經濟權益。其餘856,710股(90%)銀河股份為銀河B股，附有銀河完整投票權及全部實際經濟權益。是項收購僅涉及銀河B股。

藉二零零五年二月四日的一封函件，何安全與該等賣方同意，銀河在二零零五年二月四日後進行重組、合併或清盤時，將按銀河股東在有關重組、合併或清盤(視乎情況而定)時於銀河所持股權的比例，向銀河全體股東分派其自有關重組、合併或清盤中接獲銀河A股本金金額剩餘的款項。嘉華建材及 Canton Treasure 並非該協議的訂約方。因此，嘉華建材及 Canton Treasure 會否有權執行該協議仍未能確定。除上文所述者外，概無作出任何安排以豁免或同意將予豁免日後的股息。

收購協議

以下所載為收購協議的主要條款概要：

訂立收購協議的日期：二零零五年三月十四日

收購協議訂約各方：

1. (1)該等家族公司包括 City Lion(由主要信託全資擁有)、Netfinity(由呂耀南全資擁有)及 Recurrent Profits(由呂耀東全資擁有)，(2)少數權益賣方包括 Brightwealth (由聯交所上市公司國浩集團有限公司全資擁有)及 Future Leader(由何安全全資擁有)(除本通函本部分「Brightwealth 認股權」一節所披露者外，少數權益賣方為獨立第三方)，及(3) Hugo Legend(於收購協議訂立日期由何安全全資擁有，但自二零零五年四月十二日起則由 Honour Link Group Limited 全資擁有，其實益擁有人為一獨立第三方孫淑興先生)作為賣方；

2. 嘉華建材一間全資附屬公司 Canton Treasure，作為買方；及

3. 嘉華建材，作為買方的責任擔保人。

根據收購協議的條款，Canton Treasure 同意按收購價向賣方及 Hugo Legend 收購銀河股權，即銀河的97.9%經濟權益。

收購價為18,405,198,023港元，將按以下方式支付：(i)其中約80%按嘉華建材股份每股作價8.00港元，向賣方配發及發行1,840,519,798股入賬列為繳足的嘉華建材代價股份及(ii)另外約20%以發行本金額3,681,039,603港元的定息票據予賣方，或由嘉華建材全權酌情決定，以定息票據及／或現金支付。

按議定發行價每股8.00港元計算，嘉華建材代價股份作價14,724,158,384港元。嘉華建材代價股份的市值(按最後買賣日期嘉華建材股份每股收市價8.50港元計算)為15,644,418,283港元，按最後實際可行日期嘉華建材股份收市價每股5.75港元計算，嘉華建材代價股份的市值為10,582,988,839港元。

嘉華建材代價股份相當於收購協議訂立日期嘉華建材已發行股本約141.9%，另相當於假設已於該日完成銀河股權買賣後嘉華建材經擴大已發行股本約58.7%。自此以後，嘉華建材曾根據於二零零五年四月二十一日宣佈的配售及認購嘉華建材股份及行使僱員認股權而進一步發行嘉華建材股份。假設自最後實際可行日期起至完成為止，除於完成時發行嘉華建材代價股份外，嘉華建材的已發行股本概無任何變動，嘉華建材代價股份則相當於嘉華建材現有已發行股本約127.5%，相當於在完成後嘉華建材經擴大之已發行股本約56.0%。

嘉華建材代價股份的每股收購價及發行價，乃經訂約各方公平磋商，並參照(其中包括)下列各項後協定：

- 可資比較公司分析及銀河的增長前景，以及由一獨立估值師美國評值就銀河於二零零四年十二月三十一日的全部權益估值為23,544,000,000港元而編製的一份估值報告。美國評值報告乃載於本通函附錄二內。嘉華建材將以18,405,198,023港元收購銀河的97.9%經濟權益，相當於獨立估值師就銀河全部權益提供的按比例估值的80%；

- 位於華都酒店之銀河娛樂場 — 銀河首個城市俱樂部娛樂場自二零零四年七月四日開業以來直至二零零五年一月三十一日為止的過往表現；及

- 嘉華建材股份自二零零五年二月二十八日起計至截至最後買賣日期(包括該日在內)為止期間連續五個交易日的平均收市價為每股7.95港元。

嘉華建材代價股份每股發行價為8.00港元，較嘉華建材股份於最後買賣日期在聯交所所報收市價每股8.50港元折讓約5.9%，另較嘉華建材股份自二零零五年二月二十八日起計至截至最後買賣日期為止期間連續五個交易日在聯交所所報的平均收市價每股7.95港元溢價約0.6%。

嘉華建材代價股份每股發行價為8.00港元，較嘉華建材股份於最後實際可行日期在聯交所所報收市價每股5.75港元溢價約39.1%，另較嘉華建材股份自二零零五年六月二十日起計至截至最後實際可行日期為止期間連續五個交易日在聯交所所報的平均收市價每股5.77港元溢價約38.6%。

嘉華建材已向聯交所上市委員會申請批准嘉華建材代價股份上市及買賣。

不出售承諾

根據收購協議的條款，City Lion(由主要信託全資擁有)已承諾於完成後六個月內，不會出售其將予收取的嘉華建材代價股份。除了收購協議外，呂博士，City Lion 及該等信託已向聯交所承諾，彼等不會並將促使有關註冊持有人不會於完成後六個月期間內，直接或透過彼等全資擁有或彼等可行使的控制權或重大的影響力，出售或訂立任何協議出售彼等於完成時持有的任何嘉華建材代價股份，或以其他方式就此增設任何購股權、權利、權益或產權負擔。另外，於完成時，將會安排該等家族公司將收購價為數50,000,000港元(以現金及定息票據方式，視乎支付該等家族公司的現金及定息票據比例而定)及750,000,000股嘉華建材代價股份存入由一獨立第三方開立的戶口，若未經嘉華建材同意，彼等一概不可從該戶口提取款項或股份。此項安排將會直至收購協議訂立日期(即二零零五年三月十四日)起計十五個月期間結束後為止，目的是為了確保具備足夠資金以作出保證賠償(最高總額限於38億港元)。

先決條件

收購協議須待下列先決條件達成(在下述若干情況下，或指豁免)後，方為完成：

(i) 於二零零五年四月十八日後二十一天內，嘉華建材信納盡職審查結果；

(ii) 收購協議及據此擬進行的交易(包括發行及配發嘉華建材代價股份)，全部獲嘉華建材股東(或毋須按聯交所或證監會規定放棄投票的有關人士)在股東大會上以投票表決方式通過決議案批准；

(iii) 收購協議及據此擬進行的交易(包括發行及配發嘉華建材代價股份)，全部獲嘉華國際股東(或毋須按聯交所或證監會規定放棄投票的有關人士)在股東大會上以投票表決方式通過決議案批准；

(iv) 執行理事已裁定，據此擬進行的交易以及嘉華建材向賣方發行及配發嘉華建材代價股份，一概不會引致任何賣方(連同按收購守則的涵義，被視為與任何賣方一致行動的任何人士)須承擔就嘉華建材全部股份而提出全面收購建議之任何責任；或倘有上述責任出現，執行理事已就此豁免或(如適用)已授出合適豁免；

(v) 聯交所已批准嘉華建材代價股份上市及買賣，且並無以完成為理由撤回有關批准，亦無表示其將基於此理由而撤回或暫停嘉華建材股份於聯交所上市；

(vi) 已獲得由香港及澳門任何有關政府機關或其他有關監管當局授出且並無撤回就訂立及執行收購協議而言屬必要的一切同意或批准；有關同意或批准包括但不限於澳門政府經濟財政司(Secretary for Economy and Finance)為回應銀河於二零零五年一月十二日、二零零五年一月二十八日及二零零五年五月十日發出的函件，而於二零零五年一月十七日就銀河股權的變更發出的同意(經二零零五年一月三十一日及二零零五年五月十六日發出的兩封函件修訂及增補)；

(vii) 嘉華國際債券持有人已正式通過適當決議案，豁免或以其他方式放寬嘉華國際債券須符合第11(xi)項條件，並獲嘉華建材信納；嘉華國際債券第11(xi)項條件規定，嘉華國際須直接或間接持有嘉華建材已發行股本至少30%權益(除非旨在或根據涉及嘉華國際的整合、兼併、合併或重組並在上述各項發生後方始出現，而有關整合、兼併、合併或重組的條款須已經嘉華國際債券信託人事先批准，或須已由嘉華國際債券持有人通過特別決議案批准)；

(viii) 賣方透過一間符合資格就澳門法律提供意見的律師事務所，按預定形式向嘉華建材送呈一封致嘉華建材的意見函；及

(ix) 嘉華建材信納，訂立或執行收購協議均不會導致批給、或銀河任何其他重大權利、或銀河作為訂約方之一或受其約束的任何重大協議遭嚴重違反或被終止。

上文第(i)、(iv)、(vi)、(vii)及第(viii)項所述的先決條件已獲達成。除上文第(ix)項所述的先決條件外，所有其他未獲達成的先決條件一概不得獲 Canton Treasure 單方面豁免。

倘任何先決條件未能於二零零五年七月三十一日(或可能書面協定的較後日期)前達成，在嘉華建材有權豁免第(ix)項先決條件的規限下，嘉華建材其後可選擇(但須以不損害其可能擁有的任何其他權力或補救方法為前提)向另一方發出通知，選擇終止收購協議。在此情況下，收購協議將告失效，而訂約各方在收購協議項下的權利及責任將會作廢，且收購協議訂約各方的有關責任將獲解除，毋須承擔任何責任。倘上文第(ix)項先決條件不能達成，除非嘉華建材經考慮當其時的情況後信納豁免此項條件符合嘉華建材的利益，否則將不獲豁免。倘任何先決條件獲豁免或未能於二零零五年七月三十一日前達成，則有關各方屆時將會發出合適公佈。

買賣銀河股權一事將於二零零五年八月三十一日或最後一項未達成先決條件達成或獲豁免當日後第三個營業日(以較早者為準)完成。澳門政府原已同意將轉讓銀河股權的日期由二零零五年三月十八日延至二零零五年五月三十一日，現已進一步押後至二零零五年九月三十日。

補充協議

於二零零五年三月二十九日，Hugo Legend 簽訂一項協議向 Future Leader 出售其於銀河所持全部股權。 Hugo Legend 當時的唯一實益擁有人為何安全。於二零零五年三月三十日，何安全簽訂一項協議向 Honour Link Group Limited 出售其於 Hugo Legend 所持全部股權，是次交易已於二零零五年四月十二日完成。Honour Link Group Limited 的唯一實益擁有人為獨立第三方孫淑興先生。

因此，原為收購協議訂約方 Hugo Legend 與收購協議其他訂約方於二零零五年四月一日簽訂一項有條件補充協議，據此，Hugo Legend 已同意向 Future Leader 出售其先前於收購協議首次簽訂日期當日持有的全部銀河B股。於第一份補充協議訂立日期，何安全同時全資擁有 Hugo Legend 及 Future Leader。

第一份補充協議已於二零零五年五月十八日正式生效，Hugo Legend 當時於收購協議項下的責任已獲解除。Future Leader 將按收購協議的條款，向 Canton Treasure 出售其所持全部銀河B股(包括 Hugo Legend 將會向其轉讓的股份)。

於二零零五年五月三十一日，除 Hugo Legend 外，收購協議各訂約方已簽訂第二份補充協議；據此，彼等同意延長達成該等條件的期限至二零零五年七月三十一日。

下表列示每名賣方將會出售銀河股權的百分比，以及收購建議下各自的應收代價：

賣方名稱	銀河B股數目	銀河經濟權益百分比	銀河投票權百分比	出售銀河股權百分比	嘉華建材代價股份	嘉華建材代價股份的協定價值(港元)	現金或定息票據(港元)	總代價(港元)
City Lion	528,813	61.73	55.55	63.05	1,160,449,206	9,283,593,648	2,320,898,413	11,604,492,061
Netfinity	58,718	6.85	6.17	7.00	161,066,521	1,288,532,168	0	1,288,532,168
Recurrent Profits	42,836	5.00	4.50	5.11	111,138,039	889,104,312	50,906,654	940,010,966
Brightwealth	148,382	17.32	15.59	17.69	325,615,622	2,604,924,976	651,231,245	3,256,156,221
Future Leader*	59,970	7.00	6.30	7.15	82,250,410	658,003,280	658,003,291	1,316,006,571
總計	838,719	97.90	88.11	100.00	1,840,519,798	14,724,158,384	3,681,039,603	18,405,197,987

* 包括向 Hugo Legend 已購入的17,134股銀河B股

定息票據的條款乃於附錄十五概述。

銀河的股東

於收購協議訂立日期，銀河B股分別由該等家族公司持有73.58%、Hugo Legend 持有2.0%、少數權益賣方持有22.32%以及 Wealth Access 持有2.1%。誠如上文所述，Hugo Legend 其後向 Future Leader 出售其所持全部銀河B股，該等股份成為嘉華建材將會收購的銀河股權的一部分。

緊隨完成後，銀河B股將由嘉華建材(透過 Canton Treasure)及 Wealth Access 分別持有97.9%及2.1%。

. Wealth Access 由楊智恒先生及鍾貴先生實益擁有。Wealth Access、楊智恒先生及鍾貴先生均為嘉華國際、嘉華建材及彼等關連人士的獨立第三方，且據嘉華建材及嘉華國際作出一切合理查詢後所知，彼等除了間接持有銀河股權外，乃獨立於銀河以及銀河的關連人士。Wealth Access、楊智恒先生或鍾貴先生於完成時並非亦將不會成為嘉華建材或嘉華國際的關連人士。該等人士將不會加入嘉華建材／嘉華國際或銀河董事會，而 Wealth Access 於銀河所持已發行有投票權股份少於10%。有關該等家族公司及少數權益賣方的詳情，分別載於本通函「銀河集團的概況」一部分「有關賣方的資料」一節。

進行收購事項的理由

澳門政府目前只批出三項可於澳門經營娛樂場的博彩批給，銀河持有其中之一。澳門現時已授出兩項轉批給，根據銀河、澳門博彩及永利渡假村(澳門)股份有限公司的批給合同，相信澳門政府於二零零九年之前亦不會再授出額外博彩批給。鑑於批給及轉批給的數目有限，這道屏障使到營辦商要加入澳門博彩市場不易。澳門政府亦已表明意向，希望將澳門發展成為一個世界級博彩中心。鑑於銀河已經營一個城市俱樂部娛樂場，而銀河星際酒店、銀河路氹城大型娛樂渡假中心、位於路氹城之城市俱樂部銀河娛樂場及位於利奧酒店之銀河娛樂場項目的發展計劃全面正在進行中，足證銀河已經準備就緒，當可把握這次難得的業務契機優勢，打入澳門博彩市場。銀河已透過位於華都酒店之銀河娛樂場在澳門博彩市場中爭佔主要市場份額，博彩收益淨額(即博彩活動所產生的贏款及輸款的淨額)約為14%。此乃按照(i)銀河於二零零四年七月至二零零四年十二月期間的博彩收益淨額達2,994,559,000港元(或約384,000,000美元)，比較(ii)澳門政府於二零零五年三月所刊發每月統計公報所載澳門同期六個月內之總博彩收益淨額(約)2,711,000,000美元而計算。銀河擁有一支由資深博彩專家組成的隊伍作後盾，彼等經驗豐富，曾在澳洲及亞洲各地管理娛樂場及消閒／娛樂場所，嘉華建材董事會相信，透過將博彩設施與旗下物業內的非博彩消閒娛樂設施合而為一，銀河將能晉身成為澳門博彩市場行業內一間重要營辦商。

銀河矢志成為澳門綜合消閒及娛樂服務的龍頭營辦商，致力為澳門遊客提供博彩及非博彩設施。嘉華建材目前主要於香港及中國內地從事生產、銷售和分銷建築材料。憑藉收購銀河的控制權，嘉華建材可於澳門不斷增長的旅遊、酒店及博彩行業內穩據一重要席位，標誌著一個難得的增長良機。此外，由於博彩業大多數以現金交易，現金流量豐厚。因此，預期收購事項將有助改善嘉華建材的增長前景、盈利能力及現金流量，帶來一個寶貴機會，藉此多元化發展業務。

配售及以先舊後新方式發行股份

於二零零五年四月二十一日，嘉華國際的全資附屬公司 Sutimar Enterprises Limited 透過瑞士銀行按每股嘉華建材股份作價8.00港元，向獨立投資者配售146,000,000股嘉華建材股份。於配售完成時，Sutimar Enterprises Limited 按每股嘉華建材股份作價8.00港元認購合共146,000,000股新嘉華建材股份。因此，嘉華建材經扣除費用及開支後，已收取一筆為數約1,137,000,000港元的所得款項淨額。該筆所得款項擬撥作於完成時支付部分收購價之用，故此嘉華建材將向賣方發行的定息票據的本金額亦會相應減少。

持續關連交易

呂耀東就銀河若干債項向恒生銀行有限公司提供擔保，為此，就恒生銀行有限公司根據有關擔保可能向呂耀東提出的任何及全部索償作出彌償，銀河已於二零零三年十月十三日向呂耀東作出反彌償。除了呂耀東於獲提供反彌償時從銀河所得已擔保金額中的2.5%作為擔保費用外，銀河或呂耀東均無權收取，亦概無收取就該等安排之任何款項或其他利益。於進行收購事項後，該等安排將成為獲豁免持續關連交易。恒生銀行有限公司原則上已同意於完成時解除呂耀東提供的擔保，並以嘉華建材提供的擔保替代。該公司擔保的條款將與呂耀東先前提供的個人擔保相同，並將根據銀河目前的貸款協議為銀河的全部款項／債項(不設限額)向恒生銀行有限公司提供擔保，且銀河將不會向嘉華建材給予或支付任何反彌償保證、擔保人費或擔保費。根據貸款協議，只要銀河仍有尚欠恒生銀行有限公司的未償還款項，則該公司擔保將一直有效。

無全面收購建議的含意

該等信託合計後為嘉華國際的最大單一控股股東。嘉華建材乃嘉華國際的附屬公司。緊隨完成後，透過 City Lion 於嘉華建材的直接股權以及嘉華國際持有的間接股權，該等信託將會繼續地及根據收購守則的定義下實際控制嘉華建材。執行理事已經確認，擬進行的收購事項及發行嘉華建材代價股份，將不會導致收購守則項下提出全面收購建議的責任。

於截至最後買賣日期前六個月內，該等家族公司或與彼等任何一方一致行動的人士概無買賣任何嘉華建材股份。除本通函所披露者外，該等家族公司、呂氏家族、嘉華建材董事及與彼等任何一方一致行動人士於最後實際可行日期並無持有任何嘉華建材股份或擁有嘉華建材股份之任何其他權益。

嘉華建材的董事及管理層

按目前意向，於完成後，嘉華建材的執行董事或非執行董事或管理層人員將不會有任何變動，惟嘉華建材可能考慮邀請銀河若干董事或高級經理加入嘉華建材董事會。

Brightwealth 認股權

聯交所上市公司國浩集團有限公司及其控股股東(各為一獨立第三方)透過 Brightwealth 於二零零五年二月三日作出一項投資融資，當中包括收購若干銀河B股以及訂立 Brightwealth 認股權契據。

根據 Brightwealth 認股權契據，Brightwealth 承諾將會提供一切合理地所需合作，致令銀河得以成功上市。

少數權益賣方之一Brightwealth持有銀河17.32%經濟權益(構成15.59%投票權)。Brightwealth 與認股權持有人就其於銀河股權的全部權益分別簽訂載有認沽認購期權安排的 Brightwealth 認股權契據，此項安排獨立於最終促成收購協議的討論。

根據 Brightwealth 認股權契據，認股權持有人擁有銀河股份的認購期權，而 Brightwealth 則擁有銀河股份的認沽期權。於完成時，根據 Brightwealth 認股權契據，Brightwealth 取得的嘉華建材代價股份(及定息票據，如有)將會取替銀河股份並將繼續與認沽認購期權有關。

根據 Brightwealth 認股權契據，認購期權將於完成及償還定息票據約95%(或收取等額現金以代替定息票據)時自動引起，倘發生該情況，Brightwealth 所收取嘉華建材代價股份的實益權益將會有效轉至認股權持有人。Brightwealth 認股權於完成前不可行使。認購期權涉及的嘉華建材代價股份，相當於全部嘉華建材代價股份的17.69%，另相當於緊隨完成後預期已發行的嘉華建材股份的9.91%。

呂耀東於 Kentlake 及 Top Notch 分別持有55%及76.09%控股權益。因此，根據證券及期貨條例，呂耀東被視為擁有325,615,622股嘉華建材股份的新須予披露權益，相當於嘉華建材經擴大已發行股本中額外9.91%權益(假設除發行嘉華建材代價股份外，於完成前概無發行額外嘉華建材股份)。何安全同時為 Kentlake 及 Top Notch 的少數權益股東，於 Kentlake 及 Top Notch 分別持有35%及13.91%權益。Kentlake 餘下權益由鄭永安先生持有；而 Top Notch 餘下權益則由龔照南先生持有，鄭永安先生及龔照南先生為獨立第三方。

進行收購事項後嘉華建材的股權變動

由於發行嘉華建材代價股份，嘉華建材於完成後將不再成為嘉華國際的附屬公司。於(a)最後實際可行日期但緊接完成前；(b)緊隨完成後但行使任何 Brightwealth 認股權及僱員認股權前；(c)緊隨完成並悉數行使僱員認股權後但行使任何 Brightwealth 認股權前；(d)緊隨完成並悉數行使 Brightwealth 認股權後但行使任何僱員認股權前；及(e)緊隨完成並悉數行使 Brightwealth 認股權及僱員認股權後，呂博士、呂氏家族成員、嘉華國際、彼等各自的聯繫人及與彼等一致行動的人士、嘉華建材董事及嘉華國際董事及彼等各自的聯繫人、何安全(透過 Future Leader)及 Brightwealth 各自於嘉華建材的實益權益以及嘉華建材公眾股東的持股量如下：

	於最後實際可行日期但緊接完成前		緊隨完成後但行使任何 Brightwealth 認股權(附註2)及僱員認股權(附註5)前		緊隨完成並悉數行使僱員認股權後(附註5)但行使任何 Brightwealth 認股權(附註4)前		緊隨完成並悉數行使 Brightwealth 認股權後(附註4)但行使任何僱員認股權(附註5)前		緊隨完成並悉數行使 Brightwealth 認股權(附註4)及僱員認股權後(附註5)	
	嘉華建材股份數目	%	嘉華建材股份數目	%	嘉華建材股份數目	%	嘉華建材股份數目	%	嘉華建材股份數目	%
嘉華國際	852,775,351	59.06	852,775,351	25.96	852,775,351	25.82	852,775,351	25.96	852,775,351	25.82
該等信託(包括 City Lion)、呂博士及其配偶	90,380,819	6.26	1,250,830,025	38.08	1,256,130,025	38.03	1,250,830,025	38.08	1,256,130,025	38.03
呂氏家族成員(不包括呂博士及其配偶)	2,164,135	0.15	274,368,695	8.35	282,228,695	8.54	599,984,317	18.27	607,844,317	18.40
嘉華建材董事(不包括呂氏家族成員)(附註3)	1,537,810	0.11	1,537,810	0.05	3,247,810	0.10	1,537,810	0.05	3,247,810	0.10
純粹嘉華國際董事(不包括呂氏家族成員)(附註3)	65,306	0.00	65,306	0.00	1,735,306	0.05	65,306	0.00	1,735,306	0.05
何安全(透過 Future Leader)	—	—	82,250,410	2.50	82,250,410	2.49	82,250,410	2.50	82,250,410	2.49
Brightwealth(附註4)	—	—	325,615,622	9.91	325,615,622	9.86	—	—	—	—
公眾股東	496,942,142	34.42	496,942,142	15.13	499,354,142	15.12	496,942,142	15.13	499,354,142	15.12
總計	1,443,865,563	100.0	3,284,385,361	100.0	3,303,337,361	100.0	3,284,385,361	100.0	3,303,337,361	100.0

附註：

1. 計算上表所示百分比時，乃假設除了行使 Brightwealth 認股權及僱員認股權外，自最後實際可行日期起至完成為止，嘉華建材的已發行股本不變。

2. 有關 Brightwealth 認股權的詳情，乃載於下述「Brightwealth 認股權」一段。國浩集團有限公司的全資附屬公司 Brightwealth 為收購事項的少數權益賣方之一，並為於銀河的被動投資者。國浩集團有限公司及其控股股東目前概無擔任且於將來亦不會擔任銀河或嘉華建材的管理層職務。緊隨完成後，Brightwealth 將會持有嘉華建材的股權，故此將成為一公眾股東。

3. 羅志聰先生及張惠彬博士均出任嘉華建材及嘉華國際董事，並擁有嘉華建材股份。彼等的權益僅歸類為「嘉華建材董事(不包括呂氏家族成員)」。

4. Brightwealth 認股權涉及的嘉華建材股份，將於發行時由 Brightwealth 控制，就嘉華國際及嘉華建材而言，Brightwealth 乃一獨立第三方，相當於當時已發行嘉華建材股份不足10%，因此，將會計入嘉華建材公眾持股量的一部分。倘若 Brightwealth 認股權獲悉數行使，則於完成後 Brightwealth 持有 Brightwealth 認股權項下的325,615,622股嘉華建材股份將由 Kentlake 及 Top Notch 擁有。231,615,731股嘉華建材股份將由 Top Notch 擁有，根據證券及期貨條例，呂耀東將於該等股份擁有須予公佈權益。93,999,891股嘉華建材股份將由 Kentlake 擁有，根據證券及期貨條例，呂耀東及何安全將於該等股份擁有須予公佈權益，而由 Kentlake 及 Top Notch 將會擁有的嘉華建材股份將不再計入嘉華建材的公眾持股量。該等股份僅歸類為「呂氏家族成員(不包括呂博士及其配偶)」。倘若 Brightwealth 認股權行使時嘉華建材的公眾持股量不足，則將構成違反上市規則第13.32條，而嘉華建材股份可能需相應地暫停買賣直至嘉華建材採取步驟以恢復其公眾持股量為止。

5. 於最後實際可行日期，呂氏家族的成員擁有根據僱員認股權計劃授出有關合共13,160,000股嘉華建材股份的認股權權益，而其他嘉華建材董事及嘉華國際董事則擁有根據僱員認股權計劃授出有關合共3,380,000股嘉華建材股份的認股權權益。有關詳情乃載於本通函附錄十二內。

下圖列示嘉華國際及嘉華建材於完成前的公司架構及股權架構（僅指經濟權益，並不計及全資擁有的中介控股公司），以及嘉華國際、嘉華建材及銀河於緊隨完成後但行使任何 Brightwealth 認股權及僱員認股權前的公司架構及股權架構：

完成前


嘉華國際及／或嘉華建材的董事（呂氏家族除外）
呂氏家族（呂博士及其配偶除外）
該等信託、呂博士及其配偶
嘉華國際公眾股東
0.06%
0.44%
55.82%
43.68%
嘉華國際
嘉華建材公眾股東
0.11%
0.15%
59.06%
6.26%
34.42%
嘉華建材

完成後


嘉華國際及／或嘉華建材的董事（呂氏家族除外）
呂氏家族（呂博士及其配偶除外）（附註）
該等信託（包括 City Lion）、呂博士及其配偶
嘉華國際公眾股東
0.06%
0.44%
55.82%
43.68%
Future Leader
Brightwealth
嘉華國際
嘉華建材公眾股東（不包括 Brightwealth）
2.50%
9.91%
0.05%
8.35%
25.96%
38.08%
15.13%
嘉華建材
97.9%
銀河

附註：包括由呂耀東及呂耀南分別全資擁有的 Recurrent Profits 及 Netfinity。

未來計劃及前景

建材業務

縱使香港建材業務的營商環境十分艱困，嘉華建材集團仍能持續改善營運效益，並同時透過多個不同渠道積極發掘商機，務求可為集團的業務注入新動力。在香港經濟持續改善及泛珠三角洲地區不斷發展之情況下，嘉華建材集團將繼續緊握來自香港及泛珠三角洲地區之發展所帶來的商機。

在二零零四年，嘉華建材集團在中國內地拓展業務策略的成果已開始顯現。嘉華建材集團在二零零四年開展的項目包括嘉華建材於惠東大亞灣的預拌混凝土業務，為惠州中國海洋石油總公司及 Shell Petrochemical 石化項目供應混凝土；於深圳興建一家管樁廠以及分別在馬鞍山及北京興建預拌混凝土廠。此外，嘉華建材集團佔40%權益與首鋼集團成立的合營企業已於二零零四年在北京投產，以生產及銷售礦渣微粉。上述項目全部已在二零零四年為嘉華建材集團帶來盈利貢獻。於二零零五年成立生產及銷售礦渣微粉之合營企業，包括嘉華建材集團佔35%權益與廣東韶關鋼鐵集團於韶關成立的合營企業，嘉華建材集團佔30%權益與馬鞍山鋼鐵集團於馬鞍山成立的合營企業，以及嘉華建材集團佔30%權益與昆明鋼鐵集團於昆明成立的合營企業，全部已按計劃投產。當此等於內地新項目陸續投產後，將為集團未來之盈利提供持續增長之動力。就此，嘉華建材管理層將竭盡全力達至計劃生產量，盡量滿足市場需求，以達到盈利目標。

嘉華建材集團擬繼續融入具備高科技特色的上游產品，如預拌混凝土及預製混凝土所需的主要原材料礦渣微粉及水泥等，由於這些產品具高競爭門檻，嘉華建材董事相信可藉此鞏固盈利基礎。

嘉華建材無意於完成後出售其現有業務。 鑑於新項目已在二零零四年及二零零五年投產，加上嘉華建材集團計劃進軍上游產品領域，由此可見，嘉華建材矢志成為大中華地區，包括中國內地、香港及澳門的建材行業的龍頭營辦商。嘉華建材董事會預期，銀河日後在澳門的發展計劃將會需要使用大量建築材料，這點將對嘉華建材的現有建築材料業務有利。今後，嘉華建材鋭意充份利用其於香港及若干華東地區內獲譽為數一數二的建築材料供應商的地位，以及在澳門經營業務的經驗及佳績，在中國內地及香港謀求其他發展機遇。

銀河／博彩業務

嘉華建材董事會預期，銀河管理層將可實現本通函「銀河集團的概況」一節內概述的計劃及策略。銀河最終將可借助嘉華建材在中國內地的業務聯繫及人脈網絡拓展澳門貴賓及中場市場業務。

嘉華建材預期並促使銀河在澳門的多個項目落成後，當可把握澳門博彩市場的機會，使銀河晉身成為澳門博彩及渡假中心市場內一間重要營辦商，有關詳情已於上文「進行收購事項的理由」一節中闡釋。

嘉華建材於完成後或會邀請銀河集團的董事或高級經理加入嘉華建材董事會，惟目前尚未就此作出決定。

進行收購事項的財務影響

嘉華建材集團於二零零四年十二月三十一日的經審核綜合總資產及總負債(包括少數股東權益)，分別約為2,278,534,000港元及833,001,000港元。

誠如本通函附錄六所載，假設收購事項已於二零零四年十二月三十一日完成，經擴大嘉華建材集團於完成時的未經審核備考綜合總資產及總負債(包括少數股東權益)，分別約為22,395,576,000港元及6,244,383,000港元。

資產淨值

嘉華建材集團於二零零四年十二月三十一日的經審核綜合淨資產約為1,445,533,000港元，按該日已發行1,296,475,563股嘉華建材股份計算，即相當於每股嘉華建材股份約為1.11港元。

誠如本通函附錄六所載，假設收購事項已於二零零四年十二月三十一日完成，經擴大嘉華建材集團於完成時的未經審核備考綜合淨資產將約為16,151,193,000港元，將嘉華建材於二零零四年十二月三十一日的1,296,475,563股已發行股份加上1,840,519,798股嘉華建材代價股份而組成3,136,995,361股嘉華建材股份計算，即每股嘉華建材股份約為5.15港元。

有形資產淨值

嘉華建材集團於二零零四年十二月三十一日的經審核綜合有形資產淨值約為1,445,533,000港元，按該日已發行1,296,475,563股嘉華建材股份計算，即相當於每股嘉華建材股份約1.11港元。

誠如本通函附錄六所載，假設收購事項已於二零零四年十二月三十一日完成，經擴大嘉華建材集團將錄得**未經審核備考有形負債淨額約635,599,000港元**，將嘉華建材於二零零四年十二月三十一日的1,296,475,563股已發行嘉華建材股份加上1,840,519,798股嘉華建材代價股份而組成3,136,995,361股嘉華建材股份計算，**即相當於每股嘉華建材股份約0.2港元**。

無形資產

上述未經審核備考綜合資產淨值約16,151,193,000港元，以及未經審核備考有形負債淨額約635,599,000港元的差額為無形資產約16,786,792,000港元。經擴大嘉華建材集團的無形資產總值包括銀河集團的無形資產(即電腦軟件，按本通函附錄五會計師報告所載賬面淨值

為1,859,000港元）以及因收購事項所產生的無形資產（即於澳門經營娛樂場的權利16,784,933,000港元（評估基準載於本通函附錄六未經審核備財務資料附註3(b)）。

澳門政府於二零零二年六月向銀河無償授予在澳門經營娛樂場的批給，為期20年。在澳門經營娛樂場的權利價值並無記錄於銀河的財務報表，皆因根據現行會計實務準則第29號及經修訂的香港會計準則第38號「無形資產」並未就該權利，將收購成本資本化。在嘉華建材收購銀河後，嘉華建材需根據現行的會計實務準則第30號及新的香港財務報告準則第3號「業務合併」按收購日期的公平值確認，所有可識別的資產及負債。故此，在澳門經營娛樂場的權利在收購事項時確認，皆因經營娛樂場的權利相關的未來經濟利益有可能流至收購人或經濟利益資源或有可能流自收購人，而且可以可靠地衡量其公平值。故此，在澳門經營娛樂場的權利在經擴大嘉華建材集團中記錄。

未經審核備考財務資料中在澳門經營娛樂場的權利的公平值已參考銀河收購代價18,800,000,000港元，及銀河集團餘下可識別資產及負債的公平值約2,015,000,000港元後評定。銀河集團所有可識別有形資產，包括在澳門經營娛樂場的權利及電腦軟件，將根據香港會計準則第38號於收購事項的完成日期再行評估其公平值。嘉華建材代價股份公平值的變動，將不會影響在澳門經營娛樂場的權利的公平值。

流動資產淨值

嘉華建材集團於二零零四年十二月三十一日的經審核綜合流動資產淨值約為464,495,000港元。誠如本通函附錄六所載，假設收購事項已於二零零四年十二月三十一日完成，經擴大嘉華建材集團的未經審核備考綜合流動資產淨值將為615,530,000港元。

流動比率

流動比率乃界定為流動資產對流動負債。銀河集團於二零零四年十二月三十一日有流動負債淨值365,000,000港元，流動比率為0.7。嘉華建材集團於二零零四年十二月三十一日的流動比率為2.31。誠如本通函附錄六所載，假設收購事項已於二零零四年十二月三十一日完成，經擴大嘉華建材集團的流動比率將為1.39倍，即流動資產足夠抵銷流動負債。

資產負債比率

資產負債比率乃界定為未償還貸款總額減現金及銀行結餘對總資產的比率。嘉華建材集團於二零零四年十二月三十一日的資產負債比率維持於7%。誠如本通函附錄六所載，假設收購事項已於二零零四年十二月三十一日完成，經擴大嘉華建材集團的資產負債比率將約為12.5%。

估計因收購事項而產生的成本約為18,500,000港元，包括法律顧問、核數師、財務顧問、獨立財務顧問、估值師等專業費用，以及刊發公佈、通函印行以及發行嘉華建材代價股份的有關雜項開支。

待收購事項完成後，銀河將會成為嘉華建材旗下附屬公司，根據新的香港財務報告準則第3號規定，將須在其綜合財務報表內按面值確認銀河全部可識別資產及負債，而就此確認的可識別資產、負債及或然負債的收購成本與應佔公平淨值之間的差額，將會入賬列為商譽或負商譽(視乎情況而定)。因進行收購事項而產生的商譽，將在綜合資產負債表內按成本列值確認為資產，並會每年檢討是否有減值。資產減值將須在損益表內確認列作開支。因進行收購事項而產生的負商譽將於嘉華建材損益表內入賬列作所產生年度的「其他收入」。誠如本通函附錄六所載，按每股嘉華建材股份之議定發行價為8港元計算，經擴大嘉華建材集團的未經審核備考財務資料並無因收購事項而產生任何商譽。

遵照現行會計準則及新的香港財務報告準則第3號的規定，就會計目的而言，嘉華建材代價股份的公平價值將於完成日期予以釐定。因此，商譽或負商譽之多少將視乎完成日期嘉華建材股份之股價而定。倘收購事項最終產生商譽，則可能於損益表中全數撇銷，這可能導致保留盈利變成累計虧損。根據香港法例，只要嘉華建材出現累計虧損，則不得透過派息作出分派。因此，視乎進行收購事項後的商譽多寡，收購後嘉華建材可能無法透過派息分派溢利，除非及直至其在法院同意下削減資本，以抵銷累計虧損或足以抵銷累計虧損之溢利。

股東應佔溢利

截至二零零四年十二月三十一日止年度，嘉華建材股東應佔經審核綜合溢利約為33,423,000港元，按二零零四年內嘉華建材已發行股份的加權平均股數為1,276,189,000股計算，即每股嘉華建材股份的盈利約為2.6港仙。

誠如本通函附錄六所載，假設收購事項已於二零零四年一月一日完成，將二零零四年內已發行嘉華建材股份的加權平均股數1,276,189,000股加上1,840,519,798股嘉華建材代價股份

而組成3,116,708,798股嘉華建材股份計算，**經擴大嘉華建材集團股東於完成時的應佔未經審核備考綜合淨虧損將約為955,409,000港元，而每股嘉華建材股份的虧損則約為0.31港元。**

儘管嘉華建材集團及銀河集團於二零零四年均錄得溢利，惟誠如本通函附錄六所載，假設收購事項已於二零零四年一月一日完成，經擴大嘉華建材集團的股東應佔未經審核備考綜合淨虧損主要是由於(a)就已收購無形資產(即相當於澳門經營娛樂場的權利16,784,933,000港元)扣除少數股東權益後約888,241,000港元(即907,294,000港元的97.9%)，以估計批給餘下可使用年期十八年半，利用直線法進行攤銷對整個年度所造成的影響，以及(b)假設二零零五年四月二十一日配售146,000,000股嘉華建材股份所得款項(扣除費用及開支後)約1,137,000,000港元將會用作償付完成時之部分收購價，則約2,544,000,000港元定息票據按照本通函附錄十五所載條款下首十二個月的應付利息為171,723,000港元而作出的調整。該等調整已載於本通函附錄六未經審核備考財務資料附註5內。此項會計處理方法將與新香港財務報告準則相同。

對各項會計比率以二零零四年十二月三十一日的備考計算下所造成的影響，包括每股未經審核備考有形資產淨值減少(由每股有形資產淨值1.11港元減少至每股未經審核備考有形負債淨值0.2港元)、流動比率減少(由流動比率2.31倍減少至1.39倍)、資產負債比率增加(由資產負債比率7%增至12.5%)以及每股盈利減少(由每股盈利2.6港仙減少至每股虧損0.31港元)，嘉華建材董事已於本函件「進行收購事項的理由」一段概述其對收購事項的裨益的看法。嘉華建材董事經考慮當中所述的其他考慮因素後認為，收購事項預期可有助改善嘉華建材的增長前景、盈利能力及現金流量，並同時提供一寶貴機會以多元化拓展業務。因此，收購事項亦符合嘉華建材股東的最佳利益。

本通函附錄三「有關嘉華建材的財務資料」以及附錄五「有關銀河的財務資料」，分別載有嘉華建材集團及銀河集團截至二零零四年十二月三十一日止三個年度的管理層討論及分析。本通函附錄六「經擴大嘉華建材集團未經審核備考財務資料」則載有由嘉華建材董事編製的經擴大嘉華建材集團未經審核備考財務資料，此乃僅供說明用途，以提供收購事項可能影響嘉華建材集團有關財務資料的相關資料。

上市規則的有關規定

銀河股權應佔溢利超過嘉華建材溢利的100%。嘉華建材代價股份的面值超過嘉華建材於收購協議訂立日期的已發行股本的100%。收購價亦超過嘉華建材市值(根據緊接收購協議訂立日期前五個營業日嘉華建材股份在聯交所每日報價表錄得的平均收市價計算)的100%。

該等家族公司均為嘉華建材的關連人士，因此，根據上市規則，收購事項構成嘉華建材一項非常重大的收購事項及一項關連交易，故須取得嘉華建材獨立股東的批准。

按目前的意向，該等家族公司在完成後將會維持嘉華建材於聯交所上市。

獨立董事委員會

嘉華建材獨立董事委員會成員由顏志宏先生及葉樹林博士組成，彼等已獲委任就收購事項向嘉華建材獨立股東提供推薦意見。

儘管張惠彬博士乃嘉華建材的獨立非執行董事，彼同時亦為嘉華國際的獨立非執行董事。因此，嘉華建材獨立董事委員會成員當中，不宜包括張惠彬博士在內。

獨立財務顧問

德國商業銀行已獲委任為獨立財務顧問，就收購事項(包括嘉華建材代價股份的發行)向嘉華建材獨立董事委員會及嘉華建材獨立股東提供意見。

建議增加法定股本

於最後實際可行日期，嘉華建材的法定股本為388,800,000港元，分為3,888,000,000股嘉華建材股份，其中1,443,865,563股為已發行及繳足或入賬列為繳足股份。於完成時及發行1,840,519,798股嘉華建材代價股份後，嘉華建材將有603,614,639股嘉華建材股份尚未發行。為了配合經擴大嘉華建材集團的未來發展及增長，並在認為有需要時允許發行股份以籌集贖回定息票據的資金，嘉華建材董事建議藉額外增設3,000,000,000股嘉華建材股份，將公司法定股本388,800,000港元分為3,888,000,000股嘉華建材股份，增至688,800,000港元分為6,888,000,000嘉華建材股份。除了發行嘉華建材代價股份及行使僱員認股權時發行新嘉華建材股份外，嘉華建材目前並無計劃發行任何部分之未發行股本，惟倘需要集資贖回定息票據或作其他公司用途時，則可能如此行事。嘉華建材增加法定股本一事，須待嘉華建材獨立股東在嘉華建材股東特別大會上通過就批准收購事項、嘉華建材代價股份的發行以及增加法定股本而提呈的普通決議案後，方可作實。

嘉華建材股東特別大會

嘉華建材謹定於二零零五年七月十九日(星期二)下午二時，假座香港中環法院道太古廣場二期港島香格里拉大酒店三十九樓天窗廳舉行股東特別大會，召開大會的通告載於本通函

第570至第571頁。嘉華建材股東特別大會上將會提呈(其中包括)一項決議案，以批准收購事項、嘉華建材發行嘉華建材代價股份以及增加嘉華建材的法定股本。該項決議案將以投票方式表決。

不論嘉華建材股份持有人能否出席嘉華建材股東特別大會，嘉華建材股份持有人務請按本通函隨附**藍色**代表委任表格上印列的指示填妥並盡快(惟無論如何不遲於嘉華建材股東特別大會指定舉行時間48小時前)交回嘉華建材的香港註冊辦事處，地址為香港北角渣華道191號嘉華國際中心29樓。嘉華建材股份持有人填妥及交回**藍色**代表委任表格後，屆時仍可按意願親身出席嘉華建材股東特別大會或其任何續會，並於會上投票。

嘉華國際、該等信託、該等家族公司、呂氏家族成員、呂博士、呂耀東、呂耀南、少數權益賣方以及彼等各自的最終實益擁有人及聯繫人合共控制或有權控制行使超過嘉華建材65.5%投票權，且彼等在嘉華建材股東特別大會上將會就批准收購事項而提呈的決議案放棄投票。除上述者外，據嘉華建材董事經作出一切合理查詢後所知、所悉及所信，概無任何其他嘉華建材股東或其聯繫人在收購事項中擁有重大權益，並根據上市規則的規定須於嘉華建材股東特別大會上放棄投票。

於二零零五年四月十八日刊發的公佈內，嘉華建材董事會曾建議將嘉華建材的公司名稱更改為銀河娛樂集團有限公司，惟須經嘉華建材股東在嘉華建材股東特別大會上通過特別決議案批准後，方可作實。嘉華建材現已決定將建議更改名稱一事押後，惟目前尚未落實日期，故於嘉華建材股東特別大會上將不會提呈有關更改嘉華建材公司名稱的決議案。

要求以投票表決的程序

嘉華建材章程細則第75條載有關於嘉華建材股東可根據嘉華建材組織章程文件要求以投票表決的程序，內容如下：

「75. 於任何股東大會上，除非以下人士要求以投票表決(於宣佈舉手表決之結果前或當時或撤回其他投票表決之要求時提出)，否則提呈大會之決議案應以舉手表決之方式通過：

(i) 大會主席；或

(ii) 最少三名當時有權於大會上有權投票而親身(或倘股東為法團，由其正式授權代表)或委派代表出席之股東；或

(iii) 佔所有有權於大會上投票之股東之總投票權不少於十分之一而親身(或倘股東為法團，由其正式授權代表)或委派代表出席之股東；或

(iv) 持有附有權利可於大會投票之股份(已繳足股款相當於該等附有權利可於大會投票之股份之繳足股款總額不少於十分之一)而親身(或倘股東為法團，由其正式授權代表)或委派代表出席之股東。

除非要求且並無撤回以投票表決，否則主席宣佈以舉手方式表決一致或以大多數通過或不通過決議案並且載入本公司會議紀錄，即為決定性證明而毋須證明贊成或反對該決議案的數目或比率。」

推薦意見

嘉華建材的執行董事認為，收購事項乃按正常商業條款訂立，且該等條款公平合理，亦符合嘉華建材及其股東的整體利益。嘉華建材獨立董事委員會的意見亦一致。

閣下務請留意嘉華建材獨立董事委員會的推薦意見(載於本通函第91至92頁)，以及德國商業銀行就收購事項(包括嘉華建材代價股份的發行)提供的意見(載於本通函第93至140頁)。

嘉華建材董事認為，收購事項乃符合嘉華建材及其股東的整體利益。因此，嘉華建材董事推薦嘉華建材股份持有人投票贊成擬於嘉華建材股東特別大會上提呈的決議案。

其他資料

閣下務請留意本通函其他章節及各附錄所載的資料。

此致

嘉華建材股東　台照
　及嘉華國際股東
　及嘉華國際債券持有人　參照

主席
呂志和博士
謹啟

二零零五年六月三十日

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：173)

執行董事：
呂志和博士，MBE，太平紳士，LLD，DSSc(主席)
呂耀東先生(董事總經理)
倫贊球先生(副董事總經理)
許淇安先生，GBS，CBE，QPM，CPM
羅志聰先生
鄧呂慧瑜女士

非執行董事：
鍾逸傑爵士，KBE，GBM，CMG，Hon. RICS，太平紳士*
梁文建先生，CBE，太平紳士，
黃乾亨博士，GBS，太平紳士，LLD，DH
李東海博士，GBS，LLD，太平紳士*
陳有慶博士，GBS，LLD，太平紳士*
張惠彬博士，太平紳士*
廖樂柏先生*

* 獨立非執行董事

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要營業地點：
香港
北角
渣華道191號
嘉華國際中心
29樓

敬啟者：

緒言

於二零零五年四月十八日，嘉華國際董事聯同其附屬公司嘉華建材董事宣佈，嘉華建材一間全資附屬公司 Canton Treasure 已有條件同意收購銀河股權。有關該建議及銀河的詳情，已載於本通函「嘉華建材董事函件」及「銀河集團的概況」等章節內。謹此強調，閣下務請細閱上述章節及本通函其他章節。

收購事項乃構成嘉華國際一項被視為非常重大的出售事項、一項非常重大的收購事項以及一項關連交易。按上述基準而論，完成須取得(其中包括)嘉華國際獨立股東在嘉華國際股東特別大會上批准，方可作實。就嘉華國際而言，本通函乃旨在向嘉華國際股東以及嘉華國際債券持有人提供有關收購事項的進一步資料，以及致全體股東的嘉華國際股東特別大會通

* 僅供識別

告（若干股東須放棄投票），會上將會提呈決議案，藉以批准收購事項、嘉華建材發行嘉華建材代價股份以及據此而被視作出售嘉華建材。本通函亦載有英高的意見，英高已獲聘任為獨立財務顧問，就收購事項向嘉華國際獨立董事委員會及嘉華國際獨立股東提供意見，同時並載有嘉華國際獨立董事委員會的推薦意見。嘉華國際已成立獨立董事委員會，負責向嘉華國際獨立股東提供意見。

閣下務請留意「嘉華建材董事函件」所載「進行收購事項的理由」章節，以及本通函附錄四、七及八所載有關其餘嘉華國際集團的資料。

未來計劃及展望

嘉華國際集團主要在香港及中國內地從事物業投資及發展業務。於收購事項完成時，其餘嘉華國際集團將仍繼續主要在香港及中國內地從事物業投資及發展業務，目前手頭上在香港的發展項目包括位於沙田銅鑼灣山路的住宅發展物業，預期該物業將於二零零七年落成，而另一個位於灣仔莊士敦道的商住發展物業，預期該物業將於二零零八年落成。至於上海項目的建築工程，即位於大寧國際社區廣中路慧芝湖花園住宅單位第一期以及位於徐滙區建國西路及靜安區烏魯木齊北路的住宅發展物業，將會分別於二零零六年及二零零七年前建成。此外，其餘嘉華國際集團擁有35.75%權益的投資物業上海嘉華中心，可提供甲級辦公室單位，已於二零零五年首季落成，租戶已陸續遷入。

目前，嘉華國際集團透過嘉華建材，在香港及中國內地製造、銷售及分銷建築材料。收購事項的完成後將導致嘉華國際於嘉華建材的權益被即時重大攤薄。嘉華國際將不再擁有嘉華建材之控制權，而其財務報表亦不再於嘉華國際的財務報表內綜合計算。於完成後，嘉華國際於未來數年能否收取嘉華建材的股息仍屬未知之數。事實上，嘉華國際在可見將來取得嘉華建材股息的機會不大。請參閱本通函附錄一「嘉華建材於可見未來可能不會派息」一段。此外，有鑑於銀河計劃投資項目的規模龐大，相信嘉華建材有可能進一步發行股份，以致嘉華國際於嘉華建材的權益將會被攤薄。

儘管如此，嘉華國際的執行董事相信，收購事項（及被視為非常重大的出售事項）將對嘉華國際有利。由於嘉華建材集團的毛利率相對較低，加上不再計入嘉華國際集團的綜合財務報表內，因此，於完成後，預期嘉華國際集團的綜合毛利率將會有所改善。（根據嘉華國際截至二零零四年十二月三十一日止年度的經審核綜合財務報表，嘉華國際來自房地產業務的經營溢利為41,249,000港元，其營業額為369,809,000港元，經營溢利率約為11%。建材業務

的經營溢利為16,613,000港元，其營業額為1,299,143,000港元，經營溢利率則約為1.3%)。此外，嘉華國際將仍屬嘉華建材的主要投資者，而嘉華國際執行董事對嘉華建材(作為銀河的最大股東)及嘉華建材股份的市值的未來前景樂觀，特別是在銀河擬建新設施啟用後。

上市規則的有關規定

收購價超過嘉華國際的市值的100%，此乃按緊接收購協議訂立日期前五個營業日嘉華國際股份在聯交所每日報價表錄得的平均收市價計算。

於完成時，嘉華建材將不再為嘉華國際的附屬公司。發行嘉華建材代價股份將會導致為一項嘉華國際被視作出售其於嘉華建材權益的事項。嘉華建材截至二零零四年十二月三十一日止財政年度應佔綜合收入超過嘉華國際截至二零零四年十二月三十一日止財政年度綜合收入的75%。嘉華建材代價股份的價值超過嘉華國際市值的75%。

該等家族公司為嘉華國際的關連人士。

因此，就上市規則而言，於完成時，進行收購事項及發行嘉華建材代價股份，將會構成嘉華國際一項非常重大的收購事項、一項被視為非常重大的出售事項及一項關連交易，故須取得嘉華國際獨立股東的批准，方可作實。

進行收購事項的財務影響

當發行嘉華建材代價股份時，嘉華建材將不再為嘉華國際的附屬公司。

緊隨完成後，並假設於嘉華建材最後實際可行日期起至完成時為止(發行嘉華建材代價股份除外)的已發行股本將會不變，則嘉華國際於嘉華建材的權益將由約59.06%攤薄至約25.96%。根據上市規則，這將構成嘉華國際被視作出售其於嘉華建材的權益。

緊隨完成後，嘉華國際被視作出售其於嘉華建材股權的溢利估計約為3,483,570,000港元，即代表嘉華國際於進行收購事項前後所佔嘉華建材的綜合資產淨值由906,324,000港元增至4,389,894,000港元的增幅，有關資料乃載於附錄七「其餘嘉華國際集團未經審核備考財務資料」第II節 — 未經審核備考綜合損益表。

被視作出售所得溢利3,483,570,000港元，乃根據嘉華建材於二零零四年十二月三十一日的資產淨值共計1,445,533,000港元、二零零四年十二月三十一日合共已發行1,296,475,563股嘉華建材股份以及淨額14,705,660,000港元(即按每股作價8港元，1,840,519,798股嘉華建材代價股份合共為14,724,158,000港元，經扣除收購事項有關的法律及專業費用18,498,000港元後的價值)為基準計算，而嘉華建材賬目內的經修訂資產淨值則為16,151,193,000港元。

根據嘉華國際於二零零四年十二月三十一日所持合共852,775,351股嘉華建材股份計算，嘉華國際於嘉華建材的持股量百分比經調整後約為27.18%，經計及1,840,519,798股嘉華建材代價股份，嘉華國際所佔嘉華建材綜合資產淨值經調整後將為4,389,894,000港元。與二零零四年十二月三十一日嘉華建材股份的投資成本906,324,000港元比較，被視作出售所得溢利為3,483,570,000港元。

由於有關溢利將僅屬於「賬面」收益，故嘉華國際將不會取得銷售所得款項以供應用。

緊隨完成日期後，於完成時，由於嘉華建材將不再為嘉華國際的附屬公司，並將成為嘉華國際的聯營公司，因此，嘉華國際綜合財務報表內的分部資料將不再呈列建築材料分部資料。因此，嘉華國際將以權益會計法計入其所持有嘉華建材股權，即嘉華國際將於綜合損益表「聯營公司」項下計入其所佔嘉華建材的適當部分溢利，而其於嘉華建材的投資則於綜合資產負債表「聯營公司」一項入賬。

根據嘉華建材截至二零零四年十二月三十一日止年度的經審核綜合財務報表，嘉華建材向嘉華國際帶來的經計入少數股東權益後溢利貢獻約22,095,000港元或嘉華國際股東應佔溢利約9.4%。嘉華國際應佔溢利乃按嘉華國際於截至二零零四年十二月三十一日止年度所持嘉華建材的加權平均股權(約為66.39%)，以及截至二零零四年十二月三十一日止年度嘉華建材股東應佔經審核溢利33,423,000港元為基準計算。緊隨完成後，嘉華國際於嘉華建材的股權將由約59.06%減少至約25.96%(假設自最後實際可行日期至完成時止，嘉華建材已發行股本將會不變，惟於完成時發行嘉華建材代價股份除外)。嘉華國際將按上文所述以權益會計法計入嘉華建材的溢利貢獻。

其餘嘉華國際集團於二零零四年十二月三十一日的經審核綜合總資產及總負債(包括少數股東權益)，分別約為8,030,072,000港元以及5,298,837,000港元。

誠如本通函附錄七所載，假設收購事項及被視作出售嘉華建材(「出售事項」)已於二零零四年十二月三十一日完成，則其餘嘉華國際集團於完成時的未經審核備考綜合總資產及總負債(包括少數股東權益)將分別約為10,183,861,000港元及3,969,056,000港元。

資產淨值及有形資產淨值

嘉華國際集團於二零零四年十二月三十一日的經審核綜合資產淨值及有形資產淨值分別約為2,731,235,000港元，按該日已發行2,015,644,738股嘉華國際股份計算，即相當於每股嘉華國際股份約1.36港元。

誠如本通函附錄七所載，假設收購事項及出售事項已於二零零四年十二月三十一日完成，其餘嘉華國際集團於完成時的未經審核備考綜合資產淨值及有形資產淨值將約為6,214,805,000港元，按二零零四年十二月三十一日已發行2,015,644,738股嘉華國際股份計算，即相當於每股嘉華國際股份約3.08港元。

綜合資產淨值及有形資產淨值自2,731,235,000港元增至6,214,805,000港元，是由於上述被視作出售嘉華建材股份所得溢利所致。

流動資產淨值

嘉華國際集團於二零零四年十二月三十一日的經審核綜合流動資產淨值約為4,755,869,000港元。誠如本通函附錄七所載，假設收購事項及出售事項已於二零零四年十二月三十一日完成，其餘嘉華國際集團於完成時的未經審核備考綜合流動資產淨值將約為4,291,374,000港元。

流動比率

流動比率乃被界定為流動資產對流動負債。嘉華國際集團於二零零四年十二月三十一日的流動比率為4.4倍。誠如本通函附錄七所載，假設收購事項及出售事項已於二零零四年十二月三十一日完成，其餘嘉華國際集團於完成時的流動比率將為5.12倍，即流動資產足夠抵銷流動負債。

資產負債比率

資產負債比率乃被界定為嘉華國際集團未償還貸款總額減現金及銀行結餘對總資產減現金及銀行結餘的比率。嘉華國際集團於二零零四年十二月三十一日的資產負債比率維持於38%。誠如本通函附錄七所載，假設收購事項及出售事項已於二零零四年十二月三十一日完成，其餘嘉華國際集團的資產負債比率將約為27%。

嘉華國際集團於二零零四年十二月三十一日進行備考調整前後的未償還貸款總額，分別為3,519,751,000港元及3,198,171,000港元，即指長期負債的即期部分、短期借貸及長期負債的總和。進行備考調整前後的現金，分別為781,306,000港元及610,354,000港元。

嘉華國際集團於二零零四年十二月三十一日進行備考調整前後的總資產，分別為7,248,766,000港元及9,573,507,000港元。總資產乃根據非流動資產及流動資產兩者總和，減去現金及銀行結餘為基準計算。

估計因收購事項及出售事項而產生的成本約為18,500,000港元，包括法律顧問、核數師、財務顧問、獨立財務顧問、估值師等專業費用，以及刊發公佈、通函印行以及發行嘉華建材代價股份的有關雜項開支。

股東應佔溢利

截至二零零四年十二月三十一日止年度，嘉華國際股東應佔經審核綜合溢利約為234,323,000港元，按二零零四年內嘉華國際已發行股份的加權平均股數為1,996,230,000股計算，即每股嘉華國際股份的盈利約為0.117港元。

誠如本通函附錄七所載，假設收購事項及出售事項已於二零零四年一月一日完成，其餘嘉華國際集團股東於截至二零零四年十二月三十一日止年度的應佔未經審核備考綜合純利將約為3,433,161,000港元，按二零零四年內嘉華國際已發行股份的加權平均股數為1,996,230,000股計算，每股嘉華國際股份盈利約為每股嘉華國際股份1.72港元。

每股嘉華國際股份盈利自0.117港元增至1.72港元，主要是由於上述被視作出售嘉華建材股份所得溢利所致。

有關其餘嘉華國際集團於完成後的未經審核備考財務資料詳情，乃載於本通函附錄七內。

餘下權益

緊隨完成後，假設自最後實際可行日期至完成時並無進一步發行嘉華建材股份（發行嘉華建材代價股份除外），則嘉華國際將會間接持有嘉華建材已發行股份約25.96%。嘉華國際目前無意出售現時或緊隨完成後所持有的嘉華建材股份。

嘉華國際股東特別大會

嘉華國際股東特別大會謹定於二零零五年七月十九日（星期二）下午三時，假座香港中環法院道太古廣場二期港島香格里拉大酒店三十九樓天窗廳舉行，召開大會的通告載於本通函第572至第573頁。該大會上將會提呈一項普通決議案，以批准收購事項、嘉華建材發行嘉華建材代價股份及出售事項。該項決議案將以投票方式表決。

不論嘉華國際股份持有人能否出席嘉華國際股東特別大會，嘉華國際股份持有人務請按本通函隨附**白色**代表委任表格上印列的指示填妥，並盡快（惟無論如何不遲於嘉華國際股東特別大會或其任何續會指定舉行時間48小時前）交回嘉華國際在香港的主要營業地點，地址為香港北角渣華道191號嘉華國際中心29樓。嘉華國際股份持有人填妥及交回**白色**代表委任表格後，屆時仍可按意願親身出席嘉華國際股東特別大會或其任何續會，並於會上投票。

於最後實際可行日期，該等信託、該等家族公司、呂氏家族成員、呂博士、呂耀東、呂耀南、少數權益賣方以及彼等各自的最終實益擁有人及彼等各自的聯繫人合共控制或有權於

嘉華國際控制行使嘉華國際股份涉及超過56.26%投票權，且彼等在嘉華國際股東特別大會上將會就批准收購事項、嘉華建材發行嘉華建材代價股份及據此被視作出售嘉華建材而提呈的決議案放棄投票。

除上文所述者外，據嘉華國際董事經作出一切合理查詢後所知、所悉及所信，概無任何其他嘉華國際股東或其聯繫人在收購事項中擁有重大權益，並根據上市規則的規定須於嘉華國際股東特別大會上放棄投票。

要求以投票表決的程序

嘉華國際公司細則第78條載有關於嘉華國際股東可根據嘉華國際組織章程文件要求以投票表決的程序，該條細則的內容如下：

「第78條　於任何股東大會上，除非：

(i) 大會主席；或

(ii) 最少三名當時有權於大會上投票而親身（或倘股東為法團，由其正式授權代表）或委派代表出席之股東；或

(iii) 佔所有有權於大會上投票之股東之總投票權不少於十分之一而親身（或倘股東為法團，由其正式授權代表）或委派代表出席之股東；或

(iv) 持有附有權利可於大會投票之本公司股份（已繳足股款相當於該等附有權利可於大會投票之股份之繳足股款總額不少於十分之一）而親身（或倘股東為法團，由其正式授權代表）或委派代表出席之股東

要求以投票表決（於宣佈舉手表決之結果前或當時或撤回其他投票表決之要求時提出），否則提呈大會之決議案應以舉手表決之方式通過。除非要求且並無撤回以投票表決，否則主席宣佈以舉手方式表決通過、一致或以大多數通過或不通過決議案並且載入本公司會議紀錄，即為決定性證明而毋須證明贊成或反對該決議案的投票數目或比率。」

獨立董事委員會

嘉華國際獨立董事委員會成員由鍾逸傑爵士、李東海博士、陳有慶博士及廖樂柏先生組成，以就收購事項向嘉華國際獨立股東提供推薦意見。

儘管張惠彬博士乃嘉華國際的獨立非執行董事，彼亦為嘉華建材的獨立非執行董事。因此，嘉華國際獨立董事委員會成員當中，不宜包括張惠彬博士在內。

獨立財務顧問

英高已獲聘任為獨立財務顧問，藉以就收購事項(包括嘉華建材代價股份的發行)向嘉華國際獨立董事委員會及嘉華國際獨立股東提供意見。

推薦意見

嘉華國際的執行董事認為，收購事項乃按正常商業條款訂立，且該等條款公平合理，亦符合嘉華國際及嘉華國際股東的整體利益。嘉華國際獨立董事委員會表示同意。

閣下務請留意嘉華國際獨立董事委員會的推薦意見(載於本通函第141及142頁)，以及英高就收購事項(包括嘉華建材代價股份的發行)所提供的意見(載於本通函第143至161頁)。

因此，嘉華國際董事推薦嘉華國際獨立股東投票贊成擬於嘉華國際股東特別大會上提呈的普通決議案。

嘉華國際債券

嘉華國際債券的條款訂明，倘若嘉華國際直接或間接擁有少於嘉華建材已發行股本30%，則會構成一項違約事項。就收購事項於二零零五年四月十八日公佈後，嘉華國際債券持有人已於二零零五年五月三十一日通過一項決議案，同意刪除有關條款。

其他資料

閣下務請留意本通函其他章節及各附錄所載的資料，包括但不限於載入本通函之「嘉華建材董事函件」，以供參考，而該董事函件乃被視為本函件一部分。

此致

嘉華國際股東　台照
以及　嘉華國際債券持有人　參照

主席
呂志和博士
謹啟

二零零五年六月三十日

銀河的歷史及發展

銀河於二零零一年十一月三十日在澳門註冊成立為股份有限公司，以就澳門政府開放娛樂場博彩批給提交標書。銀河於註冊成立時的法定、已發行及繳足股本為澳門幣1,000,000元，分為1,000股每股面值澳門幣1,000元的普通股，並且由 Advantage Global Limited、Golden Island Limited 及何安全分別認購650(65%)、250(25%)及100股(10%)普通股。

二零零一年十二月，澳門政府邀請公司提交標書，除銀河外，另有20間公司亦已提交標書。

二零零二年二月七日，Golden Island Limited 以相當於其面值的代價向Venetian Venture Development, LLC 轉讓1股面值澳門幣1,000元(即銀河當時已發行股份的0.1%)銀河股份。

二零零二年二月，澳門政府經評核後宣佈銀河為三家獲投標委員會選中的投標者之一(待(其中包括)成功洽商博彩批給合同後)，將成為三家承批公司之一，將獲發博彩批給於澳門經營娛樂場。

二零零二年三月十四日，Advantage Global Limited 按面值向 Wealth Grand Limited 轉讓100股每股面值澳門幣1,000元銀河股份，向 Golden Island Limited 轉讓50股銀河股份，向何安全轉讓20股銀河股份，並向 Best Done Developments Limited 轉讓50股銀河股份及向 Bestwin Profits Limited 轉讓50股銀河股份。

其後，同於二零零二年三月十四日，銀河的股本增加至法定、已發行、已認購及繳足股本澳門幣200,000,000元，分為200,000股每股面值澳門幣1,000元的普通股。與此同時，銀河重組股權。進行是次重組後，銀河股東分別為 Advantage Global Limited(76,000股)、Golden Island Limited(59,999股)、Venetian Venture Development LLC(1股)、何安全(24,000股)、Wealth Grand Limited(20,000股)、Best Done Developments Limited(10,000股)及Bestwin Profits Limited(10,000股)(分別持有銀河已發行股本的38%、29.9995%、0.0005%、12%、10%、5%及5%)。Advantage Global Limited、Golden Island Limited 及 Wealth Grand Limited 乃呂氏家族實益擁有的公司。Best Done Developments Limited、Bestwin Profits Limited 及 Venetian Venture Development LLC 則為獨立第三方實益擁有的公司。

二零零二年六月二十五日，Venetian Venture Development LLC 以相當於其面值的代價向 Golden Island Limited 轉讓其1股面值澳門幣1,000元銀河股份。

其後，同於二零零二年六月二十五日，銀河渡假股份有限公司註冊成立，其已發行、法定、已認購及繳足股本為澳門幣1,000,000元，並透過其股東向銀河渡假股份有限公司轉讓120,000股銀河股份而繳付股本。銀河渡假股份有限公司於註冊成立(及收購銀河股份)時的股東分別為 Best Done Developments Limited(7.14%)、Bestwin Profits Limited(7.14%)、Advantage Global Limited(54.29%)、Wealth Grand Limited(14.29%)及何安全(17.14%)。

其後，同於二零零二年六月二十五日，銀河重組股權，致使其原有的法定、已發行及繳足股本重新分類列為60,000股A類普通股、120,000股B類普通股及20,000股C類普通股，每股面值各為澳門幣1,000元。進行重組後，Golden Island Limited 持有60,000股A類普通股(佔銀河投票權30%)，銀河渡假股份有限公司持有120,000股B類普通股(佔銀河投票權60%)及何安全持有20,000股C類普通股(佔銀河投票權10%)。

其後，但同於二零零二年六月二十五日，一獨立第三方 Venetian Macau Holdings Limited 以代價澳門幣1.00元向 Golden Island Limited 收購60,000股A類普通股(佔銀河投票權30%)。

銀河與澳門政府進行磋商後，已於二零零二年六月二十六日與澳門政府達成洽商並已簽訂批給。

因此，於澳門政府授出批給當時，Venetian Macau Holdings Limited 及銀河渡假股份有限公司均為持有上述權益的銀河股東，其後雙方同意各自經營業務，此乃符合雙方的利益。因此，Venetian Macau Holdings Limited 向銀河渡假股份有限公司出售其60,000股銀河A類普通股。呂氏家族當時透過其於銀河渡假股份有限公司所持股權(具體而言，Advantage Global Limited 及 Wealth Grand Limited 合共持有銀河渡假股份有限公司的68.58%權益，而銀河渡假股份有限公司亦持有銀河90%權益)，擁有61.72%銀河間接投票權。有關各方已經與澳門政府展開磋商，冀可取得政府同意上述股權變動，亦希望批准銀河向 Venetian Macau Management Limited(其後已改名Venetian Macau S.A.)授出轉批給。澳門政府已發出有關批准，於簽訂批給的相關修訂後，銀河已於二零零二年十二月十九日向 Venetian Macau Management Limited 授出轉批給。

銀河於二零零三年九月在澳門半島尋覓合適地盤以興建酒店／娛樂場渡假中心後，已成功購入構成銀河星際酒店項目現正施工地盤內一部分的一幅租賃土地。銀河星際酒店地盤所處位置具戰略價值，位於澳門市中心博彩娛樂場的心臟地帶。

根據批給的規定及銀河的業務計劃，銀河正發展若干城市俱樂部娛樂場，以服務澳門貴賓博彩市場。首個城市俱樂部娛樂場為位於華都酒店的銀河娛樂場，已於二零零四年七月四日正式開業。與此同時，銀河亦正發展位於路氹城城市俱樂部的銀河娛樂場和位於利奧酒店的銀河娛樂場，同時專攻貴賓博彩市場。

此外，銀河已就其位於路氹以發展銀河路氹城大型娛樂渡假中心的一個地盤制定發展藍圖，並已開展地面工程。

自二零零二年十二月授出轉批給至二零零五年二月進行內部重組期間，呂氏家族於銀河渡假股份有限公司的股權並無變動。作為上述重組之一部分，銀河已經修訂其組織章程，將60,000股現有A類普通股轉為60,000股銀河B股，另將20,000股C類普通股轉為20,000股銀

河A股，並保留120,000股現有B類普通股作為銀河B股，使銀河股本僅由銀河A股及銀河B股代表，並透過發行每股面值各為澳門幣1,000元的75,190股銀河A股及676,710股銀河B股，把銀河股本由澳門幣200,000,000元增加至澳門幣951,900,000元。

緊隨二零零五年二月進行是次重組後，該等家族公司已認購合共497,923股銀河B股(即銀河已發行股份約52.30%)，並向銀河渡假股份有限公司收購合共132,444股銀河B股(即銀河已發行股份約13.91%)。Future Leader 及 Hugo Legend 已認購合共47,370股銀河B股(即銀河已發行股份約4.98%)，並向銀河渡假股份有限公司收購合共12,600股銀河B股(即銀河已發行股份約1.32%)。Brightwealth 已認購117,206股銀河B股(即銀河已發行股份約12.31%)，並向銀河渡假股份有限公司收購31,176股銀河B股(即銀河已發行股份約3.28%)。Wealth Access 已認購14,211股銀河B股(即銀河已發行股份約1.49%)，並向銀河渡假股份有限公司收購3,780股銀河B股(即銀河已發行股份約0.4%)。何安全已認購75,190股銀河A股(即銀河已發行股份約7.9%)。所有該等認購及收購事宜乃按面值進行。有關銀河股本架構及現有股東的詳情，載於本通函本部分「銀河的股本架構」、「銀河的主要股東」以及「有關賣方的資料」各節。

業務

澳門政府目前只批出三項可於澳門經營娛樂場的博彩批給，銀河持有其中之一。澳門現時已授出的轉批給數目有限，澳門政府於二零零九年之前亦不可再授出額外博彩批給。轉批給須獲澳門政府事先批准方可批出，而唯一條件是承批公司願意遵守澳門政府準備同意授出轉批給下的條款。

位於華都酒店之銀河娛樂場乃一城市俱樂部娛樂場，設有九間專為貴賓博彩而設的廳房，開業首六個月在澳門貴賓博彩市場中的聲譽日隆，成功爭佔一重要席位。在澳門，銀河及澳門博彩是澳門目前僅有兩間經營專攻貴賓博彩市場之娛樂場博彩公司。澳門政府估計，二零零四年貴賓博彩市場約佔澳門娛樂場博彩桌贏款淨額的72%。

概覽

位於華都酒店之銀河娛樂場於二零零四年七月四日開業以來，所得收入佔銀河絕大部分的總收入127,000,000港元及截至二零零四年十二月三十一日止年度的溢利73,000,000港元。

位於華都酒店之銀河娛樂場自開業至二零零四年十二月三十一日止，共錄得1,005,000人次，同期，貴賓博彩桌的日均博彩收益淨額為411,000港元，而中場博彩桌的日均博彩收益淨額則為36,000港元。

作為銀河增長策略一部分及為履行批給下的投資責任，銀河正於澳門商業中心及旅遊旺區心臟地帶發展一間高級渡假酒店及娛樂場—銀河星際酒店(預計將於二零零六年中開業)；在澳門路氹渡假區發展一個渡假酒店及娛樂場項目—銀河路氹城大型娛樂渡假中心(第一期預計將於二零零八年開業)；以及發展銀河位於路氹城城市俱樂部之銀河娛樂場及位於利奧酒店之銀河娛樂場(兩間酒店預計將於二零零六年首季開業)。銀河計劃藉上述項目鞏固並壯大銀河於澳門貴賓博彩市場的地位，並使之成為澳門新興中場博彩市場的主要領導者。

競爭優勢

銀河相信，澳門政府致力把澳門發展成為一個世界級博彩中心，要進入澳門博彩市場競爭亦存在不少屏障，為銀河造就了這次難得的增長契機。銀河計劃發展專攻亞洲博彩客的博彩場所。銀河預期，隨著亞洲經濟持續增長，亞洲區內個人可支配收入亦會隨之增加，可確保澳門能夠繼續成為亞洲區內最受歡迎的博彩目的地之一，尤其是貴賓博彩客。澳門鄰近人口密集的主要城市如香港及台灣、中國內地及其他東南亞地區，使其成為四通八達的旅遊目的地。

銀河已經與澳門多個博彩中介人建立穩固關係。這些中介人為銀河提供穩定的貴賓博彩客源。與部分在澳門開展業務的外國競爭對手不同，銀河深入了解澳門文化，具備當地的專業知識，相信這些優勢是吸引及滿足亞洲各地貴賓博彩客的不可或缺元素。

銀河於二零零四年十二月三十一日及截至該日止年度擁有現金及銀行結餘合共1,060,000,000港元(包括受限制銀行存款254,000,000港元)、EBITDA 77,800,000港元，而EBITDA 對利息開支的比率約10倍。嘉華建材相信，位於華都酒店之銀河娛樂場於二零零四年七月四日開業以來，銀河的財政狀況及表現穩健，將有助銀河取得興建及發展計劃項目所需的額外資金。

策略

銀河實現策略所採用的方法，包括：

- 借助經營位於華都酒店之銀河娛樂場所得經驗，透過與擁有專為博彩業務而設的基建、酒店及城市俱樂部娛樂場設施的夥伴及中介人合作，增加銀河城市俱樂部娛樂場數目，藉以壯大貴賓博彩市場的份額。

- 揀選可滿足顧客需求的物業，充份迎合顧客的喜好，致力為顧客提供細心殷勤、照顧周到的一流貴賓服務，矢志穩佔貴賓博彩業務市場一領導地位。與代理人(如博彩中介人、合作人及旅行社)溝通，以確保擁有合適、能幹的中介人為目標貴賓博彩客提供服務，進一步強化此項策略。

- 於銀河星際酒店及銀河路氹城大型娛樂渡假中心提供別具特色和吸引力的一站式博彩及渡假設施，以滿足中場博彩客，讓他們無需四處奔波，只要使用酒店內的設施，即可盡情輕鬆玩樂、飽嚐珍饈百味、體會購物樂趣，入住舒適套房，使銀河成為中場博彩業務數一數二的營辦商。

- 藉著不同的市場推廣及宣傳渠道，刺激以銀河作為目的地之需求，把「銀河」品牌打造及推廣成為標誌著世界一流服務水準的營辦商，專門提供為顧客度身而設的高級娛樂設施及款待服務。

- 組成一支高效率、以客為尊且融會各種不同文化的國際管理隊伍，了解亞洲顧客的特性及口味，以吸引顧客再次光臨。

現有娛樂場

位於華都酒店之銀河娛樂場專攻貴賓博彩市場，位於華都酒店之銀河娛樂場絕大部分博彩收益淨額來自貴賓級博彩業務。貴賓博彩通常設於私人或半私人貴賓廳，注額亦遠高於娛樂場中場內的注額。位於華都酒店之銀河娛樂場的客戶基礎及市場推廣活動專攻中國內地、香港及亞洲其他地方的貴賓博彩客，而該等博彩客大多以百家樂為首選。

位於華都酒店之銀河娛樂場於二零零四年七月四日開業，位於銀河在華都酒店內租用一個特別重新裝修的商場內。楊智恒先生及鍾貴先生透過 Wealth Access 最終實益擁有華都酒店。位於華都酒店之銀河娛樂場毗鄰澳門大碼頭及直升機停機坪，位於澳門其中一條大街。位於華都酒店之銀河娛樂場內的博彩設施佔地約3,500平方米，樓高五層，包括63張博彩桌（百家樂、廿一點、撲克牌、骰寶及輪盤）及74台角子機。場內的娛樂場中場設有20張博彩桌，而專為貴賓博彩而設的九間半私人廳房內亦設有43張百家樂博彩桌。

位於華都酒店之銀河娛樂場向華都酒店租用娛樂場大廳，租約自二零零四年一月一日起為期兩年，自二零零六年一月一日起銀河可再續約三年。月租為2,500,000港元。主要出租人為 Waldo Realty Company Limited（華都地產有限公司），次出租人為 Waldo Hotels Limited（華都酒店有限公司），兩者均由獨立第三方楊智恒先生及鍾貴先生最終實益擁有。

位於華都酒店之銀河娛樂場貴賓廳只設有百家樂博彩桌，娛樂場內目前共有63張博彩桌，其中百家樂博彩桌已佔53張。

於二零零四年七月一日，銀河與 Hugo Legend（最終實益擁有人為獨立第三方孫淑興先生，彼於二零零五年四月十二日向何安全，銀河其中一位董事收購）及 Wealth Access（最終實益擁有人為獨立第三方楊智恒先生及鍾貴先生）簽訂一項協議，年期與永久批給相同。

銀河負責管理及經營娛樂場，而 Hugo Legend 及Wealth Access 作為服務供應商負責為位於華都酒店之銀河娛樂場提供穩定客源，並替位於華都酒店之銀河娛樂場招徠／介紹貴賓博彩客。

根據於二零零四年七月一日訂立的服務協議，Hugo Legend 及 Wealth Access 與銀河已同意，Hugo Legend 及 Wealth Access 將會共同及個別負責支付銀河中介人的佣金及津貼，另加娛樂場若干其他經營及行政開支（如薪金、租金及電費等）及初始開辦成本（如開辦前開支、培訓、設備及傢具等）。Hugo Legend 及 Wealth Access 亦已共同及個別地向銀河擔保，不論娛樂場的經營業績及博彩業務理想與否，銀河將可取得最低回報，並共同及個別地同意向銀河彌償上述與Waldo Hotels Limited（華都酒店有限公司）訂立的租約下所產生的絕大部分風險。

截至二零零四年十二月三十一日止財政年度，娛樂場大部份收入乃來自貴賓博彩（有關位於華都酒店之銀河娛樂場貴賓桌的詳情，請參閱「概覽」一節）。

銀河在扣除應付澳門政府的特別博彩稅及徵費後的大部分收入，已支付貴賓中介人作為佣金及津貼，有關金額乃根據銀河與該等中介人經公平磋商後訂立的合約，按當時澳門市場慣常的比率計算。截至二零零四年十二月三十一日止年度，銀河已付位於華都酒店之銀河娛樂場三位中介人（分別為鍾貴、陳冠華及李偉倫）的金額為1,173,608,000港元。該筆已付中介人的佣金及津貼，乃銀河經營貴賓博彩桌業務的最大筆開支。

該等安排帶來的淨影響，是銀河取得約少於一半的除稅及經營開支（如特別博彩稅及徵費款項、付予中介人的佣金及津貼、行政及其他費用）前博彩收益淨額，但須負責向澳門政府支付特別博彩稅及徵費（銀河於截至二零零四年十二月三十一日止年度源自該等安排的博彩收益淨額2,994,559,000港元的款項為123,777,000港元），而博彩收益淨額扣除所有經營開支及銀河的收益後的餘款則歸服務供應商所有。銀河、服務供應商及中介人的酬金根據博彩收益淨額或溢利釐定乃符合市場慣例。

截至二零零四年十二月三十一日止年度，位於華都酒店之銀河娛樂場的博彩收益淨額為2,994,559,000港元。根據上述於二零零四年七月一日訂立的協議，已付Hugo Legend 及 Wealth Access 的費用總額為1,700,307,000港元。扣除博彩稅及徵費款項1,170,618,000港元、支付貴賓中介人的1,173,608,000港元佣金及津貼、扣除折舊及攤銷開支3,513,000港元、支付行政及其他經營開支155,685,000港元後，來自博彩業務的貢獻為491,278,000港元及服務供應商的酬金淨額為367,501,000港元。截至二零零四年十二月三十一日止年度，銀河源自該等安排的款項為123,777,000港元。

Hugo Legend 及 Wealth Access 同意，除非已取得銀河同意，否則 Wealth Access 及 Hugo Legend 的股權或董事成員將會不變。

銀河與 Hugo Legend 及 Wealth Access 訂立的安排經公平磋商，並考慮 Hugo Legend 及 Wealth Access 的服務及財務責任(包括上述彼等須承擔開支及初始成本並提供擔保及彌償保證的責任)、華都酒店的設施及位置、澳門現行市況、銀河需予作出的最低限額投資以及銀河可能取得的利潤及市場份額而釐定，乃符合市場慣例。請參閱附錄一「風險因素」一節。

政府監管

銀河的活動、營運以及銀河娛樂場均須受澳門博彩監察協調局嚴密監察。澳門博彩監察協調局已在位於華都酒店之銀河娛樂場內設立一個辦事處，該處全日廿四小時均駐有澳門博彩監察協調局官員，而整個娛樂場亦已裝置閉路電視。司警在位於華都酒店之銀河娛樂場內亦有辦事處，同樣全日二十四小時均設有司警駐守。銀河管理層就銀河遵守批給及澳門所有適用法律方面，一直與澳門博彩監察協調局保持密切對話。

顧客

澳門博彩業十分依賴遊客光顧娛樂場。目前，到訪澳門的遊客絕大部分來自中國內地及其他鄰近亞洲國家。有關遊客的增長及詳情，請參閱本通函「澳門博彩業」部分「市場需求」一節。銀河在制定其發展計劃及經營模式時，經已考慮來自該等遊客的預期需求。

銀河娛樂場的顧客分為兩大類：中場顧客及貴賓博彩客。銀河吸引來自各行各業的顧客，即使貴賓博彩客亦來自各個不同階層，銀河並無任何可識別的常客基礎，亦無依賴任何特定類別顧客以作為其主要客源。

中場顧客

銀河星際酒店及銀河路氹城大型娛樂渡假中心正處於發展階段，以迎合大部分屬於自來客的中場顧客。就銀河星際酒店及銀河路氹城大型娛樂渡假中心而言，中場顧客將在中場博彩廳中博彩。除博彩設施外，該兩酒店還設有娛樂設施、消閒店舖及其他設備，讓顧客可不假外求，充份滿足他們的需要。

銀河計劃透過旅行社及中介夥伴不時提供價格非常吸引的旅遊套票，藉此吸引潛在顧客揀選銀河作為澳門的首選娛樂場，同時亦會推行顧客忠誠計劃以獎勵顧客再次光臨。

貴賓博彩客

銀河深明貴賓博彩客現時佔澳門博彩市場一主要部分。銀河旗下本身物業包括銀河星際酒店及銀河路氹城大型娛樂渡假中心設有貴賓廳，專門服務貴賓博彩客，而位於租賃物業內的城市俱樂部亦以貴賓博彩客為主。

位於華都酒店之銀河娛樂場的貴賓博彩客，絕大部分由貴賓中介人招徠(有關詳情，請參閱本通函本部分「中介人」一節)。

市場推廣

貴賓級市場

銀河旗下城市俱樂部娛樂場之一大特色，乃主攻貴賓級博彩業務。貴賓博彩通常設於私人或半私人貴賓廳，注額亦遠高於娛樂場中場內的注額。

中介人邀請銀河的貴賓博彩客，安排博彩客入澳在娛樂場玩樂，而博彩客逗留澳門期間更可享用娛樂場內外各式各樣的設施及廿四小時服務。銀河按中介人購買的不可轉讓籌碼金額，向其中介人支付佣金。嘉華建材董事相信，澳門針對貴賓博彩客的其他娛樂場，亦與中介人採用類似安排。

中場市場

銀河相信，為一般顧客提供合適、稱心的設備及服務，是在中場博彩市場中爭取勝利的其中一個重要元素。為了達到這個顧客層面的期望、滿足顧客的需要，精心設計及審慎揀選博彩設施注額的組合，加上配合適合的酒店／渡假酒店住宿及休閒設施，對銀河而言十分重要。銀河以吸引這個市場層面的顧客為目標，透過銀河星際酒店及銀河路氹城大型娛樂渡假中心致力提供別具特色的娛樂設備，以及一流的餐飲膳食服務。其他市場推廣策略包括推出及定期更新廣受歡迎的博彩設備，同時提供價格非常吸引的旅遊套票及淡季／節日推廣。

銀河認為本身並無依賴任何特定類別或級別的顧客。

在發展銀河星際酒店及銀河路氹城大型娛樂渡假中心的同時，銀河計劃展開旨在吸引中場顧客蒞臨銀河旗下渡假酒店及娛樂場物業的大型市場推廣活動。銀河預期有關措施包括：

- 樹立品牌。透過在區內各目標市場進行多渠道宣傳，把「銀河」品牌打造及宣傳為別具特色、以客為尊的娛樂、款待及博彩設施品牌。

- 忠誠計劃。設立亞洲魅力顧客忠誠計劃，以吸引及挽留中場顧客，藉以盡量擴大客源及提高入住率。

- 宣傳推廣。在各目標市場國家及地區，積極宣傳銀河酒店渡假設施(特別是銀河星際酒店及銀河路氹城大型娛樂渡假中心)，憑著本身擁有獨一無二、以客為尊的一站式設施，鋭意成為不論單日或是過夜遊客到訪澳門的必經渡假目的地。

- 建立代理網絡。建立博彩中介人、代理、合作人及旅行社網絡，確保可充分利用合適的「人對人」市場推廣渠道，向目標顧客推銷銀河旗下各種設施。

- 進行市場研究。建立顧客數據庫，並加強研究顧客需要。銀河將會建立針對研究顧客特性及口味的數據庫，從而度身訂造切合顧客所需的銀河產品、服務及宣傳策略，藉以提高顧客滿足感及銀河旗下物業的客源，銀河更會加倍留意亞洲顧客經常轉變的需要。

未來計劃

依照批給下的投資責任及銀河本身的業務策略，銀河將會發展銀河星際酒店、銀河路氹城大型娛樂渡假中心、位於利奧酒店之銀河娛樂場及銀河位於路氹城之城市俱樂部之銀河娛樂場。銀河星際酒店及銀河路氹城大型娛樂渡假中心乃專為建立銀河中場博彩業務而設，而銀河位於路氹城之城市俱樂部銀河娛樂場及位於利奧酒店之銀河娛樂場則專為鞏固及擴大銀河在澳門貴賓博彩市場的地位而設。該等新設施是特別為顧客提供娛樂場、酒店房間、娛樂場所、購物、spa、餐飲膳食及其他設施而設。銀河預期以上設施將可為中介人提供能迎合市場需要的貴賓博彩設施、酒店房間及其他設備，讓中介人能成功招徠更多貴賓博彩客以及中場博彩客。

銀河星際酒店

銀河旗下銀河星際酒店項目(位於澳門Lote 3(A2/l) of NAPE)已經開始動工。銀河目前正興建並將以自家品牌擁有及經營一間酒店 — 銀河星際酒店，該渡假酒店附設娛樂場，座落澳門商業中心及旅遊旺區，樓高33層及計劃佔地總樓面面積約95,000平方米。銀河星際酒店預計將於二零零六年年中開業，計劃在十六層樓內容納大約560間標準酒店客房及套房(包括一間總統套房)，另外，酒店亦會附設食肆及餐廳、娛樂場所及店舖。為配合「吃、喝、玩、樂，盡在銀河」的主題，酒店住客及娛樂場來賓均無需四處奔波，只要使用酒店內附設的各項設施，即可飽嚐珍饈百味、享受休閒一刻、體會購物樂趣、盡情輕鬆玩樂。

娛樂場內將會設有約200張博彩桌及300台角子機，博彩設施佔地約26,000平方米。娛樂場將設兩層大廳，另加五層可容納15間貴賓廳。娛樂場兩層主要大廳專為迎合中場博彩客而設，廳內設有140張博彩桌另加角子機。15間專用貴賓廳則專門放置60張百家樂博彩桌而設。

銀河星際酒店的酒店住客及娛樂場來賓無需四處奔波，享用酒店內各項設施，即可飽嚐珍饈百味、享受休閒一刻、體會購物樂趣、盡情輕鬆玩樂。銀河計劃在銀河星際酒店提供各式各樣餐廳食肆，開設全日「廿四小時」營業的店舖及其他設備，包括卡拉OK俱樂部、健體俱樂部及游泳池。

銀河已透過其全資附屬公司 Investimento Hoteleiros Majesty (Internacional) Limitada 向澳門政府取得土地租賃批給，以發展一幅佔地2,916平方米，將用作銀河星際酒店地盤一部分的土地。該土地批給將於二零一七年屆滿，但可根據澳門法律及澳門政府規定重續至二零四九年，該批給授予銀河附屬公司該幅土地的獨家使用權。根據土地批給的規定，銀河的附屬公司需在土地批給期限內支付年租，金額為建築期內每年澳門幣87,480元(約84,932港元)，其後則為每年澳門幣631,790元(約613,388港元)。澳門政府可每五年重訂租金一次，但預期重訂租金不會對銀河構成重大不利影響。

銀河及其附屬公司現正尋求批准以修訂銀河星際酒店獲授的土地批給，以包括銀河地盤一幅面積約為3,948平方米的額外土地以作興建銀河星際酒店之用，以及批准銀河一間全資附屬公司 Investimento Hoteleiros Majesty (Internacional) Limitada 轉讓租約予銀河。銀河相信澳門政府批准修訂該土地批給時將不會出現任何重大問題。如取得有關批准，銀河可能須要支付一筆費用，惟有關金額尚未得悉。

澳門政府已於二零零五年二月批准銀河星際酒店的建築藍圖，而奠基儀式已於二零零四年九月進行。銀河星際酒店現正如期興建，亦未有出現超支。就管理銀河星際酒店的設計、採購及建築而言，該項目分為數個設計及建築組成部分。下表載列於二零零五年四月各設計及建築組成部分的完工時間，以及各組成部分的預期進度百分比：

設計及建築階段	**預期進度** (%)	**預期完工日期**
地盤平整及打樁	100	已落成
地基結構	100	已落成
上蓋結構	10	二零零六年中

銀河於興建銀河星際酒店前，必須獲澳門政府發出有關地盤填築的牌照及監管批准，有關地盤平面圖、打樁工程、箱形暗渠改道、地基建築的工程許可證及噪音許可證，銀河經已全部取得上述各項。銀河預期將於二零零五年七月提交酒店、餐飲及娛樂牌照的申請及有關監管批准。

銀河星際酒店項目的預算為18.3億港元，包括租用地盤成本(約3.2億港元)、設計及建築成本(約14.6億港元)及開業前開支(約0.5億港元)。

於二零零四年十二月三十一日，銀河已支付項目開支約3億港元。於二零零四年十二月三十一日，銀河預期須要動用額外15億港元，方可完成銀河星際酒店。該項目的進度如期，且並無出現超支。

銀河路氹城大型娛樂渡假中心

銀河將會興建、擁有及經營銀河路氹城大型娛樂渡假中心，此間渡假中心將會成為銀河於澳門附設娛樂場的渡假中心旗艦。銀河路氹城大型娛樂渡假中心將以迎合中場博彩客為主。路氹城內一幅佔地逾442,000平方米的土地已獲澳門政府劃撥作銀河路氹城大型娛樂渡假中心項目，銀河目前正就落實發展銀河路氹城大型娛樂渡假中心的總綱發展藍圖與澳門政府進行初步磋商，並同時與澳門政府洽商有關土地的批給，以及確定該幅土地每類用途獲准的可用樓面面積，藉以計算就土地批給應付的土地費用。銀河已向澳門政府提交路氹城內一幅樓面面積約1,000,000平方米土地的發展藍圖。銀河路氹城大型娛樂渡假中心的地盤毗鄰連接中國內地及澳門的主要公路，以及連接路氹城渡假區至澳門其他地區的一條新建大橋。

嘉華建材董事會預期，銀河路氹城大型娛樂渡假中心將會分四個階段落成。根據該四個階段全部竣工計算，按照設計，銀河路氹城大型娛樂渡假中心將由數間酒店組成，最終可提供約6,300間酒店客房及套房，附設四個主題娛樂場，而博彩設施佔地逾41,000平方米，惟鑑於市場狀況可能轉變，加上項目設計、項目／城市規劃的考慮因素及建築工序亦可能更改，落成時間或會有變。預期銀河星際酒店將可履行銀河於批給下需要興建一個酒店渡假中心娛樂場項目的責任。因此，銀河除了須於二零零九年六月前投資金額澳門幣44億元（約43億港元）並須遵守銀河路氹城大型娛樂渡假中心土地批給條款的規限外，批給並無規定銀河須分段發展銀河路氹城大型娛樂渡假中心，亦無規定銀河須完成發展任何特定階段所須時間。

第一期預計將會包括兩間豪華酒店及一個主題娛樂場，計劃可於二零零八年開業。預期該兩間豪華酒店將會設有大約2,000間房間，而主題娛樂場內的博彩設施，預計將會佔地約28,800平方米，並將會成為銀河路氹城大型娛樂渡假中心的第一期主要娛樂場。酒店附設的設施計有大約300張中場博彩桌，12間專用貴賓廳（設有大約48張貴賓博彩桌）以及約1,000台角子機。銀河路氹城大型娛樂渡假中心其餘各期建築工程的未來落成日期尚待落實，並須視乎市場狀況及需求而定。然而，根據計劃，所有地盤平整工程及各項地基工程須盡快早日完成。

銀河路氹城大型娛樂渡假中心以吸引博彩客及其家人逗留多日為目標。銀河預期該渡假中心將包括水上樂園（附設一系列令人樂而忘返的設施，如泳池、滑水梯及其他水上設備）、健體俱樂部及 spa、卡拉OK酒廊、零售店鋪、兒童遊樂場、商務室、戲院及各式各樣餐飲膳食以供選擇，包括餐廳、酒吧及咖啡室。銀河預期銀河路氹城大型娛樂渡假中心亦將會設有多用途會議設施。

銀河已於銀河路氹城大型娛樂渡假中心開展地盤平整工程，並預期有關地盤平整工程可望於二零零五年年底竣工。

銀河預期，興建銀河路氹城大型娛樂渡假中心第一期所須承擔的成本約為40.8億港元，包括租賃土地批給成本（約8億港元）、配置設計傢具及建築成本（約31.7億港元）及開業前開支（約1.1億港元）。銀河預期，將以經營業務所得現金及借貸支付興建銀河路氹城大型娛樂渡假中心第一期所需費用。餘下階段將視乎市場情況及需求於未來日子完成。

連鎖式城市俱樂部娛樂場

銀河於澳門的首個城市俱樂部娛樂場 — 位於華都酒店之銀河娛樂場，主要針對貴賓博彩市場。此外，銀河將會另外開設兩個城市俱樂部娛樂場，為了迎合貴賓博彩市場的特別需要，銀河將會特別設計不同計劃以作推廣。城市俱樂部娛樂場位於度身而建的租用物業內。銀河旗下各個城市俱樂部娛樂場均設於酒店內，藉以讓博彩客享用賓至如歸之一流款待，為博彩客提供餐飲膳食、住宿以至其他酒店設備及服務。

首個城市俱樂部娛樂場 — 位於華都酒店之銀河娛樂場

有關這個現有娛樂場的詳情，載於本通函本部分「現有娛樂場」一節。

第二個城市俱樂部娛樂場 — 銀河位於路氹城之城市俱樂部銀河娛樂場

銀河位於路氹城之城市俱樂部銀河娛樂場與銀河路氹城大型娛樂渡假中心近在咫尺，可提供額外博彩設施，以補足銀河路氹城大型娛樂渡假中心。銀河位於路氹城之城市俱樂部銀河娛樂場的博彩設施計劃將佔地約14,000平方米，設有146張博彩桌，當中包括位於12間專用貴賓廳內的46張博彩桌，以及200台角子機。銀河位於路氹城之城市俱樂部銀河娛樂場預計將於二零零六年首季開業。Companhia Great China Limitada（大中華有限公司）是銀河位於路氹城之城市俱樂部銀河娛樂場所處該幅土地及酒店建築物的租賃批給擁有人，而此酒店建築物將由 Companhia Great China Limitada（大中華有限公司）興建。銀河將與 Companhia Great China Limitada（大中華有限公司）就銀河位於路氹城之城市俱樂部銀河娛樂場訂立一項租約，而嘉華建材將於有關時間遵守任何適用上市規則。訂約方將會公平磋商銀河位於路氹城之城市俱樂部銀河娛樂場的月租，但租約首三年的月租將不會低於6,000,000港元。銀河間接擁有 Companhia Great China Limitada（大中華有限公司）的10%權益，其餘股權則由獨立第三方鍾貴先生及楊智恒先生擁有。

於二零零四年九月二十四日，銀河與 Hugo Legend 及 Wise Gain（作為服務供應商）簽訂一項協議，期限與批給屆滿年期相同。銀河負責管理及經營娛樂場，Wise Gain 負責為娛樂場招徠顧客，而 Hugo Legend 將會負責公關事務以及一般諮詢工作。

此外，Wise Gain 將會安排娛樂場的初始成本，以及娛樂場所需的現金流量。一旦娛樂場錄得經營虧損淨額（包括所有經營開支及就取得 Hugo Legend 服務而應付Hugo Legend 的最低服務費），Wise Gain 亦會負責提供補足現金虧絀所需的資金。

就此，銀河與 Wise Gain 及 Hugo Legend 經已同意，娛樂場於扣除所有開支(包括應付澳門政府的博彩稅及徵費、應付中介人的佣金及津貼)以及娛樂場的其他開支後的純利，銀河將可攤分大約一半。按純利或博彩收益淨額作為釐定銀河服務供應商及中介人酬金的基準，乃符合市場慣例。

倘澳門政府在貴賓中介人方面的市場慣例有任何重大改變，或營商環境出現重大不利發展，則上述各方可能更改該等攤分純利的安排。

銀河與 Wise Gain 及 Hugo Legend 訂立的安排經公平磋商，並考慮 Wise Gain 及 Hugo Legend 將會提供的服務、位於華都酒店之銀河娛樂場的表現、Companhia Great China Limitada(大中華有限公司)所提供的設施及其位置、澳門現行市況、Wise Gain 安排上述初始成本及現金流量的責任、一旦出現經營虧損淨額時補足現金虧絀所需的資金、銀河與服務供應商的純利攤分安排以及銀河可能取得的利潤及市場份額而釐定，乃符合市場慣例。請參閱附錄一「風險因素」一節。

銀河擁有 Wise Gain 的10%少數股東權益，其餘權益由獨立第三方楊智恒先生及鍾貴先生擁有。

第三個城市俱樂部娛樂場 — 位於利奧酒店之銀河娛樂場

作為擬建娛樂場物業所座落的酒店建築物目前正進行翻新。待銀河取得政府的必要批文後，銀河將於翻新工程竣工後訂立一項租約，而嘉華建材將於有關時間遵守適用的上市規則。待翻新工程完成後，該座建築物將會搖身一變成為一間四星級酒店。

於二零零四年九月八日，銀河與利澳娛樂有限公司及 Seng Fok Holdings Ltd.(陞福控股有限公司)簽訂一項協議。此協議有效期直至批給屆滿為止。據此，利澳娛樂有限公司作為服務供應商已承諾將會為位於利奧酒店之銀河娛樂場提供穩定客源。根據銷售協議，銀河將按澳門市場慣例向貴賓中介人支付佣金及其他津貼，而利澳娛樂有限公司將會安排位於利奧酒店之銀河娛樂場的貴賓中介人負責支付其他一切宣傳費用及提供諮詢服務。此外，該協議訂明，陞福控股有限公司及利澳娛樂有限公司將會負責位於利奧酒店之銀河娛樂場的初始成本，而利澳娛樂有限公司則會負責位於利奧酒店之銀河娛樂場的租金、公用設施以及其他維修開支。根據該協議，利澳娛樂有限公司亦將須負責向銀河購入最低數量的博彩籌碼，而利澳娛樂有限公司有權就此攤分娛樂場大約少於一半的博彩收益淨額。

銀河與利澳娛樂有限公司及陞福控股有限公司訂立的協議，乃經公平磋商並已考慮利奧酒店的設施、利澳娛樂有限公司將會提供的服務、澳門現行市況、利澳娛樂有限公司負責支

付上述初始成本、租金、費用及宣傳開支和購入所述最低數量博彩籌碼的責任、銀河與利澳娛樂有限公司攤分博彩收益淨額的比例、開設一間娛樂場所需的投資成本以及銀河可能取得的市場份額及額外利潤而釐定，乃符合市場慣例。請參閱附錄一「風險因素」一節。

陞福控股有限公司必須促使物業擁有人興建設有446間房間及可供娛樂場使用的平台的四星級酒店，總投資成本預期約7億港元。該娛樂場將於主要大廳設有60張博彩桌、5間貴賓廳（共有20張博彩桌）及150台角子機。一俟澳門政府向銀河授出經營娛樂場博彩業務的牌照／許可證後，銀河將與物業擁有人洽商租賃協議。

陞福控股有限公司及利澳娛樂有限公司亦必須向銀河提供佔地70,000平方呎的博彩用地另加泊車空地及放置標誌的空間，以在建築物外部展示銀河標誌，並負責娛樂場的設計、裝修、安裝固定裝置及佈置。

預期有關翻新工程將於二零零五年底前竣工，娛樂場可望於二零零六年首季開業。利奧酒店建築物的註冊擁有人現為陞福控股有限公司，而陞福控股有限公司有權以註冊擁有人的身份就酒店授出租約，包括上文所述授予銀河的租約。獨立第三方呂強光先生及蕭德雄先生為陞福控股有限公司的實益擁有人。利澳娛樂有限公司由獨立第三方呂強光先生及蕭德雄先生最終實益擁有。

未來項目的估計資本開支

銀河就銀河星際酒店、銀河路氹城大型娛樂渡假中心、位於華都酒店之銀河娛樂場、銀河位於路氹城之城市俱樂部銀河娛樂場、位於利奧酒店之銀河娛樂場及銀河公司辦事處作出的資本開支預算（不包括融資成本）載列如下：

下表概述銀河的估計每年資本開支：

	截至二零零四年十二月三十一日止已產生的資本開支	**二零零五年至二零零六年**	**二零零七年至二零零九年**	**總計**
	（百萬港元）	（百萬港元）	（百萬港元）	（百萬港元）
銀河星際酒店	317	1,483	31	1,831
銀河路氹城大型娛樂渡假中心（第一期）	13	1,344	2,728	4,085
其他（位於華都酒店之銀河娛樂場、銀河位於路氹城之城市俱樂部銀河娛樂場、位於利奧酒店之銀河娛樂場及公司辦事處）	49	157	無	206

於二零零四年十二月三十一日，銀河星際酒店的資本開支(不包括融資成本)為317,000,000港元。上述數字並未計入銀河路氹城大型娛樂渡假中心其餘各期的建築及發展成本，蓋因銀河路氹城大型娛樂渡假中心其餘各期的建築工程尚未落實，或會因應市場狀況及需求的轉變而有變。

預計銀河星際酒店的其餘成本，以及銀河路氹城大型娛樂渡假中心和銀河位於路氹城之城市俱樂部銀河娛樂場的發展成本，將會透過舉債、融資及內部現金流量三者兼併的方式集資。該等項目的發展須承受發展及建築風險，概不保證該等項目將可如期完成或不會超支，亦不保證銀河將可籌措足夠額外融資以完成該等項目。

中介人協議

銀河已同意向若干中介人支付佣金(及／或其他資助)，而中介人須就此向博彩客推介及吸引博彩客到銀河娛樂場玩樂。該等臨時協議乃自二零零四年六月三十日起計，將於二零零四年十二月三十一日屆滿，惟訂約方經協定後已延長協議。銀河預期，將會根據《澳門第6／2002號行政法規》簽訂正式中介人協議。

中介人分別有獨立第三方鍾貴先生、陳冠華先生及李偉倫先生。根據該等安排，銀河與中介人按協定百分比，攤佔由中介人招徠蒞臨娛樂場的博彩客贏／輸款額。根據博彩信貸法規，中介人獲准與博彩承批公司／轉批給公司訂立協議後從事提供博彩信貸業務。銀河於二零零四年六月三十日與位於華都酒店之銀河娛樂場的三個中介人鍾貴先生、陳冠華先生及李偉倫先生訂立協議，准許中介人在符合銀河不時發出的指引及所有適用法規的情況下，以其中介人身份在娛樂場指定區域內博彩客提供博彩信貸。

中介人

位於華都酒店之銀河娛樂場內的絕大部分貴賓博彩客，均由中介人招徠。澳門的貴賓博彩客，大多數需依賴該等中介人及其合作人代其作出旅遊及其他安排，以在指定娛樂場玩樂，陪伴他們前往娛樂場並為他們提供娛樂場內外的廿四小時服務。嘉華建材董事相信，貴賓中介人與其合作人之間在招徠貴賓博彩客方面的競爭，主要來自提供信貸、免費設施及個人服務。各中介人依賴數個合作人(通常與貴賓博彩客有私人客戶關係)。該等合作人一般不會為中介人或銀河提供獨家服務。自開業以來，銀河的中介人一直向位於華都酒店之銀河娛樂場提供穩定的貴賓博彩客源。銀河預期，位於華都酒店之銀河娛樂場的貴賓業務及銀河星際酒店、銀河路氹城大型娛樂渡假中心、位於路氹城城市俱樂部之銀河娛樂場以及位於利奧酒店之銀河娛樂場的貴賓業務，將主要依賴中介人招徠貴賓博彩客。澳門針對貴賓博彩客的其他娛樂場，亦與中介人採用類似安排。

中介人可提供信貸予博彩客，惟彼等須自行承擔風險。銀河現時並無向博彩客提供信貸，但日後可能會作考慮。

中介人牌照

澳門的中介人須受到規管。銀河及其中介人須遵守《第6／2002號行政法規》的規定，該法規規管從事娛樂場幸運博彩中介人業務的資格及活動的條件。中介人必須獲澳門政府發出牌照，並按照自二零零四年七月一日起生效的《第6／2002號行政法規》向娛樂場博彩承批公司登記。根據《第6／2002號行政法規》，中介人獲准向多於一間承批公司登記，惟合約另有規定者除外。位於華都酒店之銀河娛樂場的中介人乃受合約所限，不得與其他承批公司或轉批給公司從事中介人業務。儘管澳門博彩監察協調局已展開發出中介人牌照的首個程序，但根據行政法規引入的過渡安排，於有關法規生效之時，在澳門經營業務的中介人獲准繼續經營業務，直至《第6／2002號行政法規》的首個發牌程序完成為止。銀河目前共有三個中介人負責貴賓廳的工作。該等中介人為鍾貴先生、陳冠華先生及李偉倫先生，各為獨立第三方。銀河已向澳門政府遞交其三個中介人及其他準中介人的發牌及登記註冊申請。作為發牌程序的一部分，銀河必須批署支持在其娛樂場提供服務的中介人。在批署中介人之前，銀河將須呈交並會評估該中介人的學歷、個人背景、過往經驗、工作記錄及資產，並須進一步與該中介人、(倘為中介人公司)該中介人的董事及控股股東進行面試。於最後實際可行日期，銀河已就發牌一事向澳門政府批署支持16個中介人，全部有待政府最終審議。澳門博彩監察協調局尚未辦理完成該等發牌及登記註冊申請(包括銀河目前三個中介人)的登記註冊程序。銀河將會要求在娛樂場工作的全部中介人，遵守澳門法例及批給的條款規定正式獲發牌照及登記註冊。倘若中介人未能成功取得牌照，則銀河將會另聘新中介人替代。

根據《第6／2002號行政法規》，只有商業企業主或獨資經營的個人方可從事幸運博彩中介活動。為取得幸運博彩中介人牌照，申請人必須通過澳門博彩監察協調局所進行的適當資格審查程序，當中包括中介人的主要僱員及(倘中介人為商業企業主(可為股份有限公司或上市公司))中介人董事、及擁有其5%或以上公司資本的股東是否具備合適資格。中介人牌照有效期為一年(或直至發牌年度的十二月三十一日為止)，並可每年向澳門博彩監察協調局遞交申請續期。續期申請必須包括由銀河董事或法律代表簽署的聲明，表明銀河擬與中介人合作營運的意向。個人中介人及商業企業主中介人分別必須每隔三年及六年接受一次一般強制性持續適當資格審查，而澳門博彩監察協調局亦會在其認為適當時候進行特別的適當資格審查。

中介人可利用合作人經營業務。中介人必須每年透過銀河向澳門博彩監察協調局送交一份名單，當中載有中介人為翌年所揀選的合作人的身份資料，連同該等合作人的身份證明文件副本及「無刑事記錄」證明書或具同等效力的文件。中介人可隨時更改其合作人的名單，惟須獲澳門博彩監察協調局批准。中介人與其合作人簽訂的合約必須以書面方式簽訂，且中介人亦須向澳門博彩監察協調局呈交一份合約副本。

與銀河合作的中介人須向銀河登記註冊，方可經營業務，而中介人亦必須按照與銀河所簽訂的合約條款營運。合約必須載有以下條款：有關佣金或其他協定報酬的款額及付款方式、(倘有分配專用的博彩場所)中介人可在娛樂場從事活動的條款、任何擔保及其條款以及接受澳門法例的約束。一旦中介人基於任何理由不能履行合約所定的全部或部分責任，則銀河必須立即停止該中介人的活動。

銀河必須每年編製並向澳門博彩監察協調局呈交其有意於翌年合作營運的中介人名單。澳門博彩監察協調局每年定出獲准與銀河合作營運的中介人數目上限及身份。銀河必須編製及保存向其登記註冊的中介人、彼等的董事、主要僱員及合作人的最新名單；再者，銀河亦有責任：

- 最遲須於每月第十日向澳門博彩監察協調局呈交一份清單，詳細列明銀河於上月支付予各中介人的佣金或其他報酬的款額，以及預扣稅款額；

- 每隔三個月向澳門博彩監察協調局呈交已於銀河登記註冊的中介人、彼等的董事、主要僱員及代理的最新名單；

- 知會澳門博彩監察協調局任何可能影響中介人償付能力的事宜；

- 保存有關中介人的記賬；

- 監察中介人的活動，尤其是須履行法律及合約責任的活動；

- 知會有關當局任何可顯示中介人從事犯罪活動，尤其是洗黑錢跡象的事實；

- 維持與銀河登記註冊的中介人之間有良好關係；

- 準時支付與中介人協定的佣金或其他報酬；及

- 準時履行財務上的義務。

銀河與中介人須就中介人、彼等的合作人、董事及代理在銀河娛樂場所進行的活動共同承擔責任，並須遵守適用法律及法規。

知識產權

銀河擁有附錄八所列標誌的商標權利。銀河以該等商標品牌推廣旗下物業及服務。銀河已借助該等品牌建立一定的知名度，可見此乃銀河業務的關鍵所在。銀河深信，本身經已樹立的品牌知名度、聲譽及形象，能夠成功吸引顧客選用銀河的設施，建立顧客的忠誠度。該等註冊商標只要定期更新，便可永久存續。銀河擬一直保持其註冊商標。

管理

董事會乃執掌銀河的經營方針及管理。組織章程細則規定，銀河須有七名董事，由股東於股東大會上委任。就此獲委任的董事任期為三年(在任期內於股東大會上被任免者除外)，並可重選連任。銀河A股持有人可共同提名銀河董事會一名成員。

董事會

銀河董事會成員包括以下人士：

呂博士，*MBE, JP, LLD, DSSc*，現年七十五歲，地址為香港北角渣華道191號嘉華國際中心29樓，亦為嘉華建材董事兼主席，及嘉華國際執行董事兼主席。彼乃呂耀東及呂耀南之父，亦為程裕昇的外父。彼於礦務、建築材料及地產發展方面具逾四十六年經驗，自二零零二年六月成為銀河董事，並為英國礦業學會(香港分會)創會會長及東華三院前任主席。呂博士亦為香港酒店業主聯會主席、東尖沙咀地產發展商聯會會長、穗港經濟發展協會創會會長及滬港經濟發展協會名譽會長。呂博士為第九屆中國人民政治協商會議全國委員會委員、香港特別行政區第一屆政府推選委員會及香港特別行政區選舉委員會委員。

呂耀東，現年四十九歲，地址為澳門宋玉生廣場411－417號皇朝廣場19樓，彼於二零零二年十二月成為銀河董事，亦為嘉華建材執行董事兼副主席及嘉華國際執行董事兼董事總經理。彼乃呂博士之子、呂耀南之胞兄以及程裕昇的妻舅。彼持有美國加州柏克萊大學土木工程學理學學士學位及結構工程學理學碩士學位。呂先生為香港城市規劃委員會成員及中國人民政治協商會議上海市委員會委員。

呂耀南，現年四十五歲，地址為澳門宋玉生廣場411－417號皇朝廣場19樓。彼自二零零一年起出任銀河董事，乃呂博士之子、呂耀東之胞弟及程裕昇的妻舅。彼為 Cresleigh Management Limited 主席，該公司專門從事酒店及住宅物業發展及管理業務。彼分別持有麻省理工學院及柏克萊大學工程學理學士碩士及理學士學位。

何安全，現年五十四歲，地址為澳門南灣大馬路409號中國法律大廈25樓，自二零零一年起出任銀河駐澳門董事總經理。彼在香港完成哲學、心理學及社會學大學課程後，在澳門政府部門任職十四年，其後在澳門一間公共關係律師事務所出任人事部主管。何先生在澳門亦擁有其他業務權益(包括物業投資)，與商界具有良好的人脈關係。

程裕昇，現年五十三歲，地址為澳門宋玉生廣場411－417號皇朝廣場19樓，在美國哈佛大學及康乃爾大學分別取得工商管理碩士學位及理學碩士學位。彼於二零零三年四月二十四日加盟銀河。程先生出任銀河董事之前，曾擔任一間針織公司 Unitex Ltd. 董事。彼為呂博士之女婿，亦為呂耀東及呂耀南的妹夫。

唐家達，現年五十九歲，地址為澳門宋玉生廣場411－417號皇朝廣場19樓，彼自二零零三年四月起出任銀河董事及銀河的行政總裁。彼持有英國里茲大學法律學位。於二零零五年一月一日加盟銀河成為行政總裁之前，彼曾為加州三藩市 Standford Hotels Corporation 之行政部副總裁。唐家達先生曾出任香港孖士打律師行高級合夥人多年。彼在策劃、高級管理、企業發展及財務管理方面具備廣泛經驗。

高級管理人員

銀河已經羅致多名對博彩項目發展及旅遊業方面饒富經驗的專業人士，負責位於華都酒店之銀河娛樂場的業務運作，同時協助銀河落實擴展計劃。彼等為：

杜梓基，現年四十九歲，地址為澳門宋玉生廣場411－417號皇朝廣場19樓，自二零零五年一月起出任策劃部主管。彼在加拿大西安大略大學取得工商管理文學士學士學位。杜先生在銀行及金融方面積逾二十五年豐富經驗，曾出任投資銀行業內多個高級職位。彼具備廣泛的金融顧問經驗，包括項目融資、合併收購及信貸重組。

高富禮，現年五十九歲，地址為澳門宋玉生廣場411－417號皇朝廣場19樓，自二零零四年十一月起出任博彩業務高級副總裁。彼為英格蘭及威爾斯特許會計師公會、澳洲特許會計師協會及澳洲公司董事協會資深會員。彼在香港、東南亞及澳洲娛樂場及旅遊業積逾三十四

年經驗。在加盟銀河之前，高富禮先生曾出任澳洲一主要渡假村娛樂場營運總裁一職逾六年。彼曾於一九九七年至一九九九年間出任 Australian Casino Association 主席。

柯耀成，現年五十三歲，地址為澳門宋玉生廣場411－417號皇朝廣場19樓，自二零零五年五月起出任銀河的財務總監。彼持有工商管理碩士學位及經濟學學士學位。此外，柯先生亦為澳洲特許會計師協會會員及澳洲公司董事協會資深會員。彼在金融及會計方面積逾三十年經驗，其中十八年乃在娛樂場業內工作。

簡浩龍，現年三十六歲，地址為澳門宋玉生廣場411－417號皇朝廣場19樓，自二零零三年八月起出任銀河的娛樂場總經理。彼在北馬里亞納群島、所羅門群島及新加坡等多個國家積逾十八年的博彩及渡假業經驗。

苗斌諾，現年五十一歲，地址為澳門宋玉生廣場411－417號皇朝廣場19樓，自二零零四年十月起出任銀河企業渡假中心及娛樂場財務總監。苗斌諾持有墨爾本皇家理工大學商業(酒店管理)學士學位，在財務管理方面積累二十八年經驗，曾擔任多個高級管理職位，包括澳洲多間國際酒店及娛樂場的總經理及財務總監。彼曾為澳洲酒店及博彩業稅法檢討代表。

胡嘉偉，現年五十一歲，地址為澳門宋玉生廣場411－417號皇朝廣場19樓，自二零零四年二月起出任位於華都酒店之銀河娛樂場的娛樂場經理。胡嘉偉先生加盟銀河之前在澳洲及多個其他國家的博彩業方面積逾二十年經驗。

盧豪志，現年五十九歲，地址為澳門宋玉生廣場411－417號皇朝廣場19樓，自二零零五年一月起出任酒店業務高級副總裁。彼在德國及美國酒店管理學校畢業，在德國、瑞士、印尼、中國、百慕達、美國及香港等地的酒店發展及管理方面積累四十二年經驗，曾為 Stanford Hotels International 前行政部副總裁。

馬央，現年五十八歲，地址為澳門宋玉生廣場411－417號皇朝廣場19樓，自二零零四年五月起出任銀河的保安及預防損失部主管。彼在澳門司法警察局積逾三十年經驗，加盟銀河之前曾為澳門司法警察局副局長。

歐中安，現年四十五歲，地址為澳門宋玉生廣場411－417號皇朝廣場19樓，自二零零五年一月起出任人力資源及行政部負責人。彼持有社會科學學士學位，為澳門旅遊博彩技術培訓中心培訓課程諮詢委員會候補成員。此外，歐先生亦為香港浸會大學畢業生就業諮詢委員會成員。彼對於行政及人力資源管理方面積累二十年經驗。

莊高翔，現年五十七歲，地址為澳門宋玉生廣場411－417號皇朝廣場19樓，自二零零五年一月起出任租賃部總經理。彼擁有社會科學學士學位，曾在新加坡、加拿大、美國及香港工作。莊先生在零售、娛樂事業及旅遊業務管理方面積逾三十三年經驗。彼之專長為計劃、市場推廣、租賃及管理物業相關項目。

陳家良，現年四十八歲，地址為澳門宋玉生廣場411－417號皇朝廣場19樓，自二零零五年五月起出任項目發展部高級副總裁。彼擁有工商管理碩士學位及土木工程理學士學位。陳先生在工程界積累二十六年工作經驗，擁有豐富的項目管理經驗。

林偉明，現年四十九歲，地址為澳門宋玉生廣場411－417號皇朝廣場19樓，自二零零五年一月起出任項目發展部高級副總裁。彼為建築技術及管理學會、皇家特許測量師學會及香港測量師學會會員。林先生亦為英國皇家特許建造學會及香港工程師學會會員。彼在建築及工程界積累二十四年經驗，對於工料測量、建築及項目管理方面具備廣泛經驗。

黃盈輝，現年五十一歲，地址為澳門宋玉生廣場411－417號皇朝廣場19樓，自二零零四年十一月起出任項目發展部總經理。彼取得香港中文大學工商管理碩士學位、香港大學文學士學位及建築學士學位。此外，黃先生亦為香港建築師學會資深會員，在建築及工程界積逾二十六年經驗。

趙素雲，現年四十九歲，地址為澳門宋玉生廣場411－417號皇朝廣場19樓，自二零零五年一月起出任財務部負責人。彼持有工商管理碩士學位，主修金融及會計，並持有經濟學文學士學位。趙女士在金融及會計方面積累二十三年經驗。

湯鉅南，現年四十六歲，地址為澳門宋玉生廣場411－417號皇朝廣場19樓，自二零零五年一月起出任業務發展部負責人。彼在香港大學取得社會科學學士學位。彼於法律及公司秘書界積累二十年經驗。

卓育賢，現年五十歲，地址為澳門宋玉生廣場411－417號皇朝廣場19樓，自二零零四年十一月起出任董事助理。彼在西安大略大學取得文學士學位，並為香港合資格律師，在法律界積累二十三年經驗。

江沛文，現年三十九歲，地址為澳門宋玉生廣場411－417號皇朝廣場19樓，自二零零五年一月起出任法律及公司秘書部負責人。彼持有悉尼大學法律碩士學位及香港大學法律學士學位。此外，江女士亦為香港高等法院及新南威爾斯高等法院律師，在法律界積累十三年經驗。

內部核數師

銀河已遵照澳門法律委任 CSC & Associates, Auditors 的陳玉瑩女士為內部核數師，彼之權力與職責乃按照法定職權範圍而定。Chan 女士為澳門註冊核數師及英國特許公認會計師公會香港分會會員。內部核數師的主要職責為審閱及監督銀河的財務申報程序及內部控制系統。

僱員、僱員福利及勞資關係

於最後實際可行日期，銀河約有1,300名全職僱員，其中約1,250名受僱於位於華都酒店之銀河娛樂場，包括約500名發牌員。位於華都酒店之銀河娛樂場的僱員分為三班，每班當值八小時。位於華都酒店之銀河娛樂場大部分僱員乃在澳門招聘。銀河亦會在澳門以外地方招聘富有經驗的娛樂場工作人員、娛樂場監及娛樂場經理。

銀河預期將會就開設銀河位於路氹城城市俱樂部之銀河娛樂場增聘約1,935名僱員，另就開設位於利奧酒店之銀河娛樂場增聘約1,031名僱員，並就開設銀河星際酒店增聘約2,470名僱員，以及就開設銀河路氹城大型娛樂渡假中心增聘約2,710名僱員。銀河將需在上述酒店及娛樂場開業前舉辦一個大型招聘培訓計劃。銀河相信，透過一直為僱員提供具競爭力的僱員賠償、福利及培訓，將可成功吸引並挽留足夠數目的合資格僱員以經營旗下物業。

銀河相信向僱員提供具競爭力的薪金及(就初級僱員而言)保證小費收入。此外，銀河亦為僱員提供具競爭力的福利計劃，包括醫療計劃、有薪年假、病假、婚假、事假、產假、考試假期及公積金。銀河亦已為高級僱員投購個人意外保險。

員工培訓

銀河除了為僱員提供集中於投訴處理的監督技巧培訓外，亦同時為僱員提供普通話及英語學習課程。銀河為若干僱員提供參加外界培訓課程的資助。銀河的發牌員及其他娛樂場職員須經過密集式培訓後，方會獲准在娛樂場大廳工作，銀河亦會一直為他們提供適當培訓。

銀河的股本架構

根據澳門法律，一間持有批給可從事娛樂場幸運博彩及其他博彩業務公司的董事總經理，必須為澳門永久居民，並持有該公司至少10%股本。因此，銀河遂發行兩類股份 — 銀河A股及銀河B股。銀河A股佔銀河全部已發行股份共10%，而銀河B股則佔銀河已發行股份其餘90%。

根據銀河的組織章程細則，雖然銀河兩類股份均屬有投票權股份，但銀河A股僅附帶少量經濟權益，而銀河B股卻實際上擁有全部經濟權益。銀河A股股東僅有權分佔銀河全年可供分派利潤的0.000000000000000001%，而銀河B股股東合共有權分佔銀河全年可供分派利潤其餘99.999999999999999999%。倘銀河解散或清盤，銀河A股股東將僅有權取回已注資金額，並且無權分派銀河清盤資產，而銀河B股股東將有權取回已注資金額，同時有權分派清盤資產。收購事項將不會涉及任何銀河A股，並僅會涉及銀河B股。

根據澳門法律，銀河A股全部均由何安全直接持有，彼為澳門永久居民。

何安全已於二零零五年二月四日與賣方協定，彼在出售或轉讓任何銀河A股前根據當時法例向銀河當時其他股東按比例以每股作價澳門幣1元，首先向賣方提呈出售或轉讓。倘銀河進行重組、合併或清盤，則何安全將會向銀河全體股東按彼等在有關重組、合併或清盤(視乎情況而定)時於銀河所持股權的比例，分派彼自有關重組、合併或清盤中接獲銀河A股股份金額剩餘的款項。嘉華建材並非該協議的訂約方，故嘉華建材會否有權執行此份協議乃屬未知之數。

除了本通函所述於 Kentlake、Top Notch 及銀河的權益外，何安全乃獨立於嘉華國際、嘉華建材、該等家族公司及彼等各自的關連人士。何安全乃銀河的居駐常務董事，並為 Future Leader 的全資擁有人。Future Leader 乃其中一名少數權益賣方。何安全已向 Honour Link Group Limited 出售其於 Hugo Legend 的全數權益。Honour Link Group Limited 的唯一實益擁有人為嘉華國際及嘉華建材獨立第三方孫淑興先生。

稅項

銀河須於每月第九日向澳門政府繳納上月的博彩稅(稅率為總收入的35%)，並繳納總收入的1.6%作為發展教育及慈善用途，以及2.4%作城市建設及旅遊發展用途。

根據澳門政府於二零零四年九月三十日頒佈的《第249/2004號澳門行政長官批示》，銀河獲豁免繳納其博彩收入的所得補充稅，直至二零零八年十二月三十一日止。該項豁免並不適用於銀河須予繳納的35%正常博彩稅。

反清洗黑錢政策

清洗黑錢人士將可疑資金帶進娛樂場的主要目的，是以現金在博彩桌換取籌碼，偽裝參與博彩，然後兌換籌碼，以換取娛樂場營辦商開出的支票。清洗黑錢人士日後若被調查，便會聲稱娛樂場所開出的支票乃屬「博彩收益」。銀河設有一套反清洗黑錢政策，專門防止清洗黑錢活動發生。

銀河的博彩管理及財務行政人員(包括柯耀成先生、高富禮先生、簡浩龍先生及苗斌諾先生)在協助銀河管理層制定銀河本身的反清洗黑錢政策前，對於制定澳洲博彩場所反清洗黑錢政策方面已積累相當豐富的經驗，該等娛樂場所包括皇冠(Crown)、百事活(Burswood)、達爾文(Darwin)及木星(Jupiter)。彼等曾與澳洲監管機構緊密合作，致力確保清洗黑錢活動不會對澳洲當地的娛樂場構成一重大問題。彼等從反清洗黑錢行動以及與政府機構保持合作所得的訓練與經驗，令彼等具備所需經驗，偵察可疑的現金交易，協助銀河制定政策以打擊可能出現的清洗黑錢活動。

概括而言，銀河的政策規定：

- 遵守澳門政府有關舉報及程序責任的一切規定
- 記錄任何證實以籌碼兑換支票的贏款
- 要求貴賓中介人提交所有博彩客的身份資料
- 高級管理層參加反清洗黑錢培訓課程，然後對管理下屬進行內部培訓
- 記錄及錄影所有以大額紙幣兑換小額紙幣博彩客的過程
- 負責娛樂場內一切財務交易及購買／兑換籌碼的出納人員，須知會監察職員有關50,000港元或以上的交易
- 若博彩客在數張博彩桌下投注相同金額的最低限額籌碼，即博彩客可取回所下注額相同金額另加原有注額的籌碼，隊伍職員及博彩桌監察員會立即通知管理人員
- 在娛樂場大廳，娛樂場經理負責監察購買10,000港元或以上籌碼的交易，並知會在場監察人員任何50,000港元或以上的交易
- 記錄所有100,000港元或以上的貴賓交易
- 高級管理層負責記錄所有可疑的娛樂場交易並予以存檔

銀河的反清洗黑錢政策符合所有適用法規，包括本通函「澳門反清洗黑錢的法律架構」一節所載現行全部法規。銀河的反清洗黑錢政策乃符合以下適用反清洗黑錢法律及法規的主要規定：

- 以籌碼兑換支票時，贏款必須先由博彩桌的高級管理人員核實。倘博彩桌管理人員未能核實有關贏款，則不會開出「博彩收益」支票。

- 澳門金融機構的反清洗黑錢法規訂明，金融機構的所有財務報表必須由獨立核數師事務所審核。即使並非屬於金融機構，位於華都酒店之銀河娛樂場自其開業以來已一直進行獨立審核。

- 澳門金融體制法特別規定，澳門的信貸機構須核實其客戶身份，並記錄所有重大交易有關客戶的身份資料。儘管銀河並不屬於該法例的規管範圍內，其出納程序規定須向中介人取得所有博彩客的身份資料，而50,000港元以上的交易亦須與博彩客的身份資料一併交由出納部作記錄，並通知監察部，監察部會對有關可疑人士以及特殊交易進行拍攝。

- 有關貴賓中介人及彼等代表的個人資料須予存檔，而所有有關人士亦須經澳門博彩監察協調局批准。

- 各獨立營運部門(即博彩桌、出納及監察部門)會參與監察、通知及記錄懷疑意圖作為清洗黑錢的若干交易過程，確保銀河概無任何個別人士或一群人士在知情或不知情的情況下協助兑換不法資金。

- 若察覺任何可疑交易，則發現有關交易的監察部門(一般多為出納部)須記錄在案，然後將有關報告上呈合適機關，並將有關記錄存檔。

- 貴賓廳與出納部之間的一切現金交易，均由出納人員記錄在案，所有記錄會交由澳門博彩監察協調局／監察部在一段指定時間內以作保存。

- 監察部門負責一直監察，並與貴賓廳管理及出納部合力審閱娛樂場範圍內金額為50,000港元以上的各項博彩交易，以及任何其他懷疑交易及博彩客。

根據銀河博彩管理團隊過往的經驗，銀河相信所採納的反清洗黑錢政策，整體上與區內國際營辦商的做法一致，並符合地方法律、法規及適用的國際條約。此外，銀河亦會因應有關適用法律及法規的修改而不時檢討政策。然而，基於每個國家及娛樂場的顧客組合，以及適用法律及法規的細節各有不同，故每個國家及娛樂場的特定政策亦會有別。銀河旗下各娛樂場從未出現指稱申索及成功進行洗黑錢的活動。

嘉華建材確認，銀河旗下娛樂場的營運乃遵守所有適用法律，並已取得一切所需牌照及批文。嘉華建材將會以其作為銀河控股股東的身份，要求銀河確保所經營的娛樂場僅遵守所有適用法例，且並無違反《香港賭博條例》或任何其他有關法例，並符合聯交所於二零零三年三月十一日頒佈的《涉及經營賭博業務的上市申請人及／或上市發行人》指引的有關規定。

銀河的主要股東

迄今，銀河主要由該等家族公司及少數權益賣方擁有。根據於二零零五年二月三日在澳門進行的一項股東內部重組，該等家族公司以總成本澳門幣630,367,000元(約612,006,796港元)收購彼等各自於銀河的權益。與此同時，其他賣方亦收購或增持彼等於銀河的權益。有關詳情，乃載於「銀河的歷史及發展」一節。

該等家族公司主要通過銀河於二零零五年二月重組時認購銀河發股增資的新股取得其於銀河的權益，而一小部分的權益則通過向銀河渡假股份有限公司收購銀河現有股份而取得。於重組前，銀河渡假股份有限公司為銀河主要控股股東(持有90%當時已發行的200,000,000股銀河股份)。呂氏家族透過 Advantage Global Limited 及 Wealth Grand Limited 擁有銀河渡假股份有限公司的68.58%最終實益。

Future Leader 擁有人兼銀河駐居常務董事何安全擁有全部銀河A股。彼為澳門本土居民及一名商人。何安全不論在商界、澳門博彩市場甚至與澳門政府均具有良好的人脈關係。銀河A股附有少許經濟權益，且須獲澳門政府同意後，方可轉讓。

二零零五年三月二十九日，Hugo Legend 同意向 Future Leader 出售其於銀河所持全部1.8%投票權。售股一事已於二零零五年五月十八日完成。

有關賣方的資料

除本通函「嘉華建材董事函件」內「Brightwealth 認股權」一節所披露者外，少數權益賣方及彼等各自的最終實益擁有人為嘉華建材及嘉華國際及彼等各自的關連人士的獨立第三方。所有少數權益賣方均為投資控股公司，且根據上市規則及／或證券及期貨條例，概無披露於嘉華國際或嘉華建材的任何權益(因收購協議及 Brightwealth 認股權而產生的權益除外)。

國浩集團有限公司為 Brightwealth 的最終實益擁有人。何安全為 Future Leader 的最終實益擁有人。彼等或其任何聯繫人概無根據上市規則及／或證券及期貨條例第十五部披露於嘉華國際或嘉華建材的任何權益(因收購協議及 Brightwealth 認股權而產生的權益除外)。

嘉華國際為嘉華建材的控股股東，因此為嘉華建材的關連人士。該等信託為嘉華國際的控股股東，因此為嘉華國際及嘉華建材各自的關連人士。呂博士、呂耀東及鄧呂慧瑜女士各自為嘉華國際及嘉華建材的董事。City Lion 屬於主要信託的資產，而其他該等家族公司則屬呂耀東及呂耀南所有。由於呂氏家族成員為該等信託之間接全權信託對象，故此，該等家族公司各自均為嘉華國際及嘉華建材的關連人士。

批給

澳門已經於二零零一年十二月就批出經營「娛樂場幸運博彩或其他方式博彩」業務的三項批給進行公開投標。銀河成為其中一個獲授該三項經營娛樂場幸運博彩業務批給的營辦商。位於華都酒店之銀河娛樂場目前乃根據批給經營，而銀河今後於澳門的所有博彩經營業務亦將會據此經營。批給須受澳門法律特別監管，如出現任何有關批給的糾紛或衝突，銀河須受澳門法院獨有的管轄權規管。

根據批給規定，銀河須(i)於二零零六年六月前發展及開辦兩個渡假中心、酒店及娛樂場項目，(ii)於二零零六年十二月前發展及開設一個會議中心，及(iii)於澳門發展及開辦兩個城市俱樂部娛樂場。銀河原本須於二零一二年六月前就該等發展項目於澳門注資總額不少於澳門幣88億元(約85.4億港元)。根據二零零二年十二月銀河與威尼斯人澳門股份有限公司訂立的轉批給，威尼斯人澳門股份有限公司目前負責批給下由銀河承擔原定金額為澳門幣88億元(約85.4億港元)中的澳門幣44億元(約42.7億港元)，而銀河的投資責任則因而減少至澳門幣44億元(約42.7億港元)。此外，威尼斯人澳門股份有限公司並有責任興建及發展(i)根據規定兩個渡假中心、酒店及娛樂場項目其中之一，(ii)一個會議中心；及(iii)根據規定兩個「城市俱樂部」娛樂場其中之一。銀河與威尼斯人澳門股份有限公司之間並無出現任何交相違約。

批給將於二零二二年六月二十六日屆滿。除非延長批給，否則銀河於澳門一切娛樂場經營業務及相關設備(但不包括銀河旗下酒店、零售或其他非博彩設施)將於該日自動轉讓予澳門政府而毋須向銀河作出賠償，且銀河將不再有權經營批給下獲准的任何娛樂場或博彩業務。自二零一七年六月二十六日起，澳門政府向銀河發出至少一年事先通知後，即可贖回批給。根據批給第78條第5條款，倘若澳門政府贖回批給，則銀河將有權取得公平合理賠償。有關賠償將會按批給附載的投資計劃所述，政府贖回銀河旗下酒店娛樂場業務批給以致銀河不再取得的利益而計算。賠償金額將按贖回前銀河最後一年從該業務未計利息、折舊及攤銷前所得收入，乘以批給期滿前尚餘年數而計算得出。

澳門政府亦可為公眾利益著想隨時單方面撤銷批給，惟銀河有權因就此撤銷批給而獲得賠償，賠償金額將會按照批給屆滿前的餘下期間及銀河作出的投資而計算。倘於任何時間發生特定的違約事件，則澳門政府有權單方面終止批給，毋須給予銀河任何賠償。請參閱附錄一「風險因素— 與澳門有關的風險」。

批給規定澳門政府須通知銀河履行其全部責任，並在指定時間內糾正或彌補因其違約行為所引致的後果，惟難以補救的違反則屬例外。銀河亦必須依賴與澳門政府進行諮詢及磋商，

方可得到補救有關違約事項的機會。因此，銀河須依賴與澳門政府進行持續溝通及真誠磋商，務求確保可在不會出現批給下違約事項的情況下，履行其於批給下的責任。

銀河乃根據以下基準獲授批給，銀河：

(a) 已根據《第26／2001號行政法規》第84(1)、(2)及(5)條的規定作出澳門幣7億元的擔保；

(b) 已證實其將不少於澳門幣200,000,000元(194,174,757港元)的現金繳足股本存置於獲准在澳門經營業務的信貸機構或信貸機構的附屬公司／聯屬公司；

(c) 已進行適當資格評估，並申明其具備合適資格；及

(d) 已進行財務評估，並申明具備適當的財力。

根據批給，銀河須在澳門設立總辦事處。銀河僅可從事提供娛樂場幸運博彩及其他方式的博彩業務，以及經澳門政府批准的其他相關業務。銀河僅可在澳門政府批准的地點經營業務。

銀河須要(其中包括)：

(a) 確保適當管理及營辦娛樂場幸運博彩或其他方式的博彩；

(b) 在管理及營辦娛樂場幸運博彩或其他方式的博彩方面，聘用具備合適資格擔任此等職務及承擔此等責任的人士；

(c) 以公平誠實方式經營及進行娛樂場幸運博彩或其他方式的博彩業務，不涉及任何犯罪活動；

(d) 維護及保障澳門在娛樂場及其他博彩範疇經營業務所得稅收的利益；

(e) 於每年十二月，向澳門博彩監察協調局送交一份清單，清單上須載明銀河擬於翌年經營的博彩桌及包括「角子機」在內的電動或機動博彩機的數目及所在地點。博彩桌及包括「角子機」在內的電動或機動博彩機的數目可予更改，惟須事先知會澳門博彩監察協調局；

(f) 每日均開放其娛樂場；

(g) 安裝經澳門博彩監察協調局核准的的電子監視及監控設備。

(h) 保持註冊資本不少於澳門幣200,000,000元(194,174,757港元),並於取得澳門政府的事先批准後,方會:

(i) 通過公開認購增加股本;

(ii) 發行優先股或債券;

(iii) 增設、發行或轉讓類別股份;

(iv) 轉讓股本內的股份;

(v) 將銀河股份或其附屬公司的股份在任何證券交易所上市;

(i) 倘轉讓任何股份涉及其間接股本的5%或以上,或涉及銀河直接股本的5%或以上,則尋求澳門政府批准進行有關轉讓;

(j) 尋求澳門政府批准修訂其組織章程細則;

(k) 在批給期限內保持其「適當資格」;

(l) 確保擁有其股本5%或以上的股東保持其適當資格;

(m) 保持財力以從事批給服務,準時及全面履行關於其業務的任何義務以及任何必須的投資及義務;

(n) 通知澳門政府任何向第三方提供、價值超逾澳門幣30,000,000元(約29,130,000港元)的借貸或與第三方訂立的類似合約;

(o) 保持法定儲備金,為每年利潤的10%,直至其保留利潤相等於註冊股本合共25%為止;

(p) 通知澳門政府價值相等於或高於澳門幣8,000,000元(約7,770,000港元)的任何借貸、抵押及債項、擔保或為取得對其業務任何方面提供融資所須承擔的任何債項;

(q) 落實投資計劃(「投資計劃」)。根據投資計劃,銀河須在二零零六年六月前在澳門興建兩個渡假中心、酒店及娛樂場項目,另於二零零六年十二月前興建一個會議中心及兩個「城市俱樂部」娛樂場。

投資計劃的投資金額為澳門幣88億元(約85.4億港元),將於二零零九年六月前注資,而威尼斯人澳門股份有限公司目前負責其中澳門幣44億元(約42.7億港元);

(r) 投購涵蓋多種範疇的保險合約,包括

(i) 工業意外及職業病保險;

(ii) 銀河汽車民事責任保險;

(iii) 銀河所擁有或租賃的船舶、飛機或其他空中飛行工具的民事責任保險；

(iv) 裝置宣傳品的民事責任保險；

(v) 與在澳門營辦娛樂場幸運博彩或其他方式的博彩，以及發展批給所涵蓋的其他業務活動有關，但卻未受任何其他保險合約保障的一般民事責任保險；

(vi) 從事批給所涵蓋業務活動所用的樓宇、家具、設備及其他財產的損毀；及

(vii) 為施行與批給所涵蓋業務活動有關的樓宇的任何工程或就該等樓宇內施行任何工程而投保的建築保險（全險，包括民事責任保險）；

(s) 每月向澳門政府指定的公共基金會繳納其博彩業務所得毛利1.6%的徵費，該等公共基金會的宗旨是促進、發展或研究文化、社會、經濟、教育、科學、學術及慈善活動；並向澳門政府繳納其博彩業務所得毛利的2.4%，用以發展澳門城市建設、推廣旅遊業及提供社會保障；

(t) 最遲須於賺取收入月份第十日繳納上月應付的博彩總收入的35%作為特別博彩稅；

(u) 最遲須於每月第十日繳納上月應付澳門財稅廳的博彩中介人及僱員佣金及其他酬金的預扣稅；

(v) 由一間獲澳門政府認可的銀行向澳門政府作出「即付」銀行擔保，以擔保銀河在批給下的責任，其中澳門幣7億元（約6.7961億港元）的擔保直至二零零七年三月三十一日為止（有關款項於其後在澳門政府同意下減少至澳門幣5億元（約4.8544億港元）），另澳門幣3億元（約2.9126億港元）的擔保自二零零七年四月一日起計，直至批給終止後180日為止；及

(w) 監察博彩中介人的活動。

此外，根據批給，銀河須受澳門政府及澳門博彩監察協調局多方面的管制。銀河所採取的多項行動均須通知澳門政府，並取得其批准，包括：

- *轉讓股份*。批給規定銀河直接股東或銀河間接股東（間接持有銀河股本5%或以上）轉讓股份、或該等股份的任何權利均須取得澳門政府批准。然而，倘所轉讓股份屬於上市及可在股票市場買賣的證券，則此項批准規定並不適用。此外，根據批給規

定，銀河就其直接或間接股東所持股份增設產權負擔，或向股份原本擁有人以外的人士授予投票權或其他股東權利前，須得到澳門政府的批准，惟有關股份或權益須間接相等於或高於銀河股本的5%。然而，該批准規定將不適用於上市及可在證券交易所買賣的證券。

- *董事、在娛樂場任職的主要僱員及主要股東的適當資格規定*。澳門博彩監察協調局可調查任何與銀河有重大關係或牽連的個別人士或公司，以斷定銀河的適當資格及／或財力是否受到該個別人士或公司所影響。持有銀河股本5%或以上的股東、董事及在娛樂場任職的若干主要僱員，必須申請並進行適當資格程序及持續接受適當資格評估的調查，就此而言，澳門博彩監察協調局亦可能隨時對其進行調查。該機構可據其認為合理的任何理由，拒絕適當資格申請或調查。任何經澳門博彩監察協調局下令但未能作出或拒絕適當資格調查申請的人士，可能被定為不符合適當資格。被調查的職位如有變動，應向澳門博彩監察協調局報告。澳門博彩監察協調局不但有權拒絕適當資格調查申請，亦具有司法管轄權否決更改有關申請。倘澳門博彩監察協調局發現任何銀河股東、董事或於娛樂場任職的主要僱員不符合適當資格，銀河則須與該名人士終止關係。此外，倘任何人士拒絕作出適當申請或被發現不符合資格，則澳門博彩監察協調局可要求銀河終止聘用該名人士。

  任何被認為不合資格的銀河股東，須在澳門博彩監察協調局指定的時限內轉讓其所持股份；倘股東未能轉讓股份，則銀河有責任收購該等股份。

  澳門博彩監察協調局亦有權批准所有人士擁有或控制任何持有博彩批給公司的股份。

- *增設留置權及產權負擔*。銀河就與其博彩業務相關的資產增設留置權及產權負擔時，亦須獲澳門博彩監察協調局事先批准，並限制以股份進行任何融資活動。

- *改變控制權*。倘任何擁有控制權的人士通過合併、整合、股份或資產收購、訂立管理或諮詢協議或任何作為或行為以致銀河的控制權有變，須事先取得澳門博彩監察協調局批准。有意收購銀河控制權的實體在取得控制權之前，必須符合澳門博彩監察協調局設定的多項嚴格標準。澳門博彩監察協調局亦可要求控股股東、高級職員、董事及與有意收購控制權的實體有重大關係或牽連的其他人士接受調查，作為批准該項交易程序的一部分。

- 資本重整計劃。批給規定，銀河進行董事局提出的資本重整計劃建議前，必須事先取得澳門博彩監察協調局批准。倘澳門行政長官認為有必要，亦可要求銀河增加股本。

- 發行債券。批給規定，銀河發行債券前，必須事先取得澳門政府批准。

- 貸款。銀河向第三方提供超過澳門幣30,000,000元(約29,130,000港元)的貸款，以及向董事、股東或主要僱員提供的貸款，必須事先取得澳門政府批准。

根據批給須支付的款項

根據批給，銀河有責任向澳門政府支付「費用」，換取經營娛樂場幸運博彩的業務。費用分為每年支付的定額部分及每月支付的非定額部分，詳情如下：

- 定額部分為澳門幣30,000,000元(約29,130,000港元)，並在二零零五年六月二十六日後方會支付(按二零零五年的比例計算)。

- 非定額部分(根據銀河使用的博彩桌及經營的博彩機數目及種類計算)相等於：(i)為若干博彩局及博彩客預留的博彩桌(貴賓博彩桌或「特別用途博彩桌」)，每張每年澳門幣300,000元(約291,262港元)；(ii)並無任何特定預留用途的一般博彩桌(「一般用途博彩桌」)，每張每年澳門幣150,000元(約145,631港元)，及(iii)每部電動或機動博彩機(包括角子機)，每年澳門幣1,000元(約971港元)。費用的非定額部分在位於華都酒店之銀河娛樂場開業時應付並已經支付。自此以後直至投資計劃所述的渡假中心、酒店及娛樂場項目開業為止，費用的非定額部分不得少於假設銀河每年營辦20張特別用途博彩桌加20張一般用途博彩桌應繳付的金額(即澳門幣9,000,000元(約8,740,000港元))。位於銀河星際酒店的娛樂場開業後，費用的非定額部分最低金額不得少於假設銀河每年營辦100張特別用途博彩桌加100張一般用途博彩桌應繳付的金額(即澳門幣45,000,000元(約43,690,000港元)。費用的非定額部分須視乎於二零零五年六月二十六日再次洽商後而定。

轉批給及補充批給

澳門政府與銀河於二零零二年十二月十九日就轉批給訂立一項補充批給，其中包括修改投資計劃，以包括銀河額外興建的兩個城市俱樂部娛樂場。總投資額為澳門幣88億元(約85.4億港元)，將於七年內注資。

根據補充批給，已經作出若干修訂。銀河原本須根據批給在二零一二年六月前注資澳門幣88億元(約85.4億港元)於澳門的發展項目，用於在澳門發展及開設兩個渡假中心、酒店及娛樂場項目及一個會議中心。其中一個渡假中心、酒店及娛樂場項目應於二零零六年六月前

可供公眾使用。另外，「威尼斯人」主題渡假中心快將竣工，預計將於二零零六年六月前完成及可供公眾使用，而會議中心亦將於二零零六年十二月開幕。根據補充批給，銀河必須在澳門發展兩個城市俱樂部娛樂場，總投資額為澳門幣88億元(約85.4億港元)，應於七年(而非原定的10年)內注資。

威尼斯人澳門股份有限公司與銀河原為批給的業務夥伴，而威尼斯人澳門股份有限公司為銀河的投資者，其後雙方同意分別經營業務符合各自的利益。銀河與威尼斯人澳門股份有限公司獲澳門政府批准後，分別訂立轉批給以個別發展各自的博彩業務。

根據銀河授予獨立第三方威尼斯人澳門股份有限公司的轉批給，威尼斯人澳門股份有限公司在取得澳門政府的事先批准後，目前負責批給下由銀河承擔原定金額為澳門幣88億元(約85.4億港元)的澳門幣44億元(約42.7億港元)，而銀河的投資責任則因而減少至澳門幣44億元(約42.7億港元)。此外，威尼斯人澳門股份有限公司並有責任興建及發展(i)根據規定兩個渡假中心、酒店及娛樂場項目其中之一(「威尼斯人」主題渡假中心)，(ii)一個會議中心；及(iii)根據規定兩個城市俱樂部娛樂場其中之一。因此，銀河最終只需按規定興建及發展另一個渡假中心、酒店及娛樂場項目，和一個城市俱樂部娛樂場。銀河與威尼斯人澳門股份有限公司之間並無出現任何違約事項。

此外，儘管經修訂的批給已訂明，銀河就投資責任所須承擔的財務責任為澳門幣88億元(約85.4億港元)，惟根據轉批給，該項責任的一半澳門幣44億元(約42.7億港元)已轉讓予威尼斯人澳門股份有限公司。

威尼斯人澳門股份有限公司對澳門政府及澳門博彩監察協調局的責任，與批給下的責任大致相若。銀河在批給下的責任與威尼斯人澳門股份有限公司在轉批給下的責任，乃屬個別而非共同承擔的責任。

威尼斯人澳門股份有限公司經營「澳門金沙娛樂場」。根據美利堅合眾國證券交易委員會存檔的資料顯示，威尼斯人澳門股份有限公司的最終實益擁有人為 Las Vegas Sands Corp.，其普通股於紐約證券交易所有限公司上市。Las Vegas Sands Corp. 乃獨立第三方。

收購建議其中一項條款規定，Canton Treasure 將會於完成時簽立一份有關 Venetian 協議的附加契據。Venetian 協議內將會或可能影響銀河業務及營運或嘉華建材有關銀河的權利的主要條款概述如下。以下為Venetian 協議所用之釋義：

「聯繫人」—「*與該名人士有關…直接或間接受到該名人士控制、由該名人士控制或受其共同控制的任何其他人士…*」

「銀河物業」—「銀河或其任何附屬公司於澳門所擁有、租賃或經營的任何酒店、娛樂場及其他設施，以及任何其他物業或其任何部分」

「博彩業務經營者」—「單獨或連同其聯繫人，或其聯繫人持牌經營博彩業務的該名人士」

「美國娛樂場推廣人士」— 除若干豁免情況外，「上述任何人士獨自或連同其聯繫人從事娛樂場推廣業務，且其業務乃大部分位於美國」

「美國博彩人士」—「單獨或連同其聯繫人，或其聯繫人持牌經營娛樂場博彩業務，並受美國任何娛樂場博彩規管者規管的任何該名人士」

— 銀河旗下物業將會由銀河發展而當中的娛樂場將由銀河管理及營辦，且不得以銀河以外任何博彩業務經營者的品牌或任何其他知識產權營辦。

— 於完成後，Canton Treasure 在未取得 Venetian Macau Limited(前稱 Venetian Macau Management Limited)事先書面同意前，不可向美國博彩業務經營者轉讓任何銀河股份，且銀河在未取得 Venetian Macau Management Limited 事先書面同意前，亦不得向任何美國博彩業務經營者發行任何股份。

— 銀河及其附屬公司不得委任任何美國博彩業務經營者出任高級職員、僱員、經理、顧問、夥伴、合資夥伴或代理。銀河聘用的個別人士，如非娛樂場擁有人或營辦商、或作為特定技術服務的顧問(但非經理或營辦商)，並非美國博彩業務經營者或美國博彩業務經營者的擁有人、營辦商或聯繫人，亦非美國娛樂場推廣人士者，則不在此限。

— 在未取得威尼斯人澳門股份有限公司同意前，銀河一概不得且 Canton Treasure 亦須促使其本身不得修訂、免除或修改批給第106.2條(該條指澳門政府承諾在二零零九年四月一日前不會授出任何幸運博彩或其他娛樂場博彩的牌照，以維持牌照的數目在任何時間亦不會超逾三個，並同意倘其在上述日期後授出其他博彩批給，而有關條款整體上較銀河獲授的批給優勝，則亦會向銀河授予有關條款)，並必須因應威尼斯人澳門股份有限公司的要求執行。

Venetian Macau Limited 在 Venetian 協議內同意遵守其轉批給下的投資責任。

Venetian 協議乃受澳門法例所規管。除非 Venetian 協議提前終止，否則將會在二零一四年十二月二十六日終止。

嘉華建材有限公司

(於香港註冊成立之有限公司)

(股份代號：27)

註冊辦事處：
香港
北角
渣華道191號
嘉華國際中心
29樓

敬啟者：

可能收購
銀河娛樂場股份有限公司的88.1%有投票權股份
(附有97.9%經濟權益)

嘉華建材有限公司
的關連交易及非常重大收購事項

吾等茲提述嘉華建材及嘉華國際於二零零五年六月三十日發出的通函，本函件為其中一部分。

除文義另有規定者外，本函件所用詞彙與本通函所界定者具有相同涵義。

吾等獲委任為嘉華建材獨立董事委員會成員，以考慮收購事項，並就收購事項之條款是否公平合理，向嘉華建材獨立股東提供意見，並就嘉華建材獨立股東應否投票贊成將於嘉華建材股東特別大會上提呈的普通決議案提供推薦建議，以及考慮及批准收購事項之條款。

德國商業銀行已獲委任為獨立財務顧問，就收購事項之條款向嘉華建材獨立董事委員會及嘉華建材獨立股東提供意見。

謹此敦請　閣下留意嘉華建材董事函件(載於本通函第29至48頁)及德國商業銀行意見函件(載於本通函第93至140頁)。

吾等經考慮德國商業銀行的意見後，認為收購事項之條款對嘉華建材獨立股東而言屬公平合理，且收購事項亦符合嘉華建材及嘉華建材股東之整體利益。因此，吾等建議嘉華建材獨立股東投票贊成將於嘉華建材股東特別大會上提呈的普通決議案，以批准收購事項之條款。

此致

列位嘉華建材獨立股東　台照

嘉華建材獨立董事委員會

獨立非執行董事　　獨立非執行董事
顏志宏先生　　**葉樹林博士**

謹啟

二零零五年六月三十日

以下所載由嘉華建材獨立董事委員會及嘉華建材獨立股東的獨立財務顧問德國商業銀行就收購事項發出的函件全文。

德　國　商　業　銀　行

COMMERZBANK

(Public Limited Company Incorporated in the Federal Republic of Germany)

HONG KONG BRANCH

G.P.O. BOX 11378
HONG KONG

21/F, The Hong Kong Club Building
3A Chater Road, Central

telephone 28429666
telex 66 400 cbk hk hx
fax 28681414
swift COBAHK HX XXX

敬啟者：

可能收購
銀河娛樂場股份有限公司的88.1%有投票權股份
(附有97.9%經濟權益)

嘉華建材有限公司
的關連交易及非常重大收購事項

引言

吾等獲委任為獨立財務顧問，就收購事項(於二零零五年六月三十日刊發的通函(「**通函**」)載列(其中包括)此詞語的釋義，而本函件乃通函的一部分)向嘉華建材獨立董事委員會及嘉華建材獨立股東提供意見。除文義另有所指外，本函件所用詞彙與通函內所界定者具有相同涵義。

於二零零五年四月十八日，嘉華建材宣佈，嘉華建材旗下一間全資附屬公司 Canton Treasure，已於二零零五年三月十四日有條件地同意向該等家族公司收購銀河的73.6%經濟權益，另向少數權益賣方收購銀河的24.3%經濟權益，收購價合共達18,405,198,023港元。收購價中的14,724,158,420港元將會按嘉華建材股份每股作價8.00港元，向賣方發行1,840,519,798股新嘉華建材股份支付，另3,681,039,603港元則透過向賣方發行總值3,681,039,603港元的定息票據，或由嘉華建材全權酌情決定，以定息票據及／或現金支付。

根據上市規則，收購事項將會構成嘉華建材一項關連交易及一項非常重大的收購事項，以及嘉華國際一項關連交易、一項非常重大的收購事項以及被視為非常重大的出售事項。收購事項須待獲得(其中包括)嘉華建材獨立股東及嘉華國際獨立股東批准後，方可作實。

在訂定吾等的推薦建議時，吾等乃依賴嘉華建材及銀河向吾等提供的資料及事實。此外，吾等亦已與嘉華建材及銀河的管理層討論彼等有關銀河集團的博彩與非博彩業務的發展計劃及前景。吾等已審閱(其中包括)：

(i) 通函附錄二所載由美國評值於二零零五年三月八日編製的銀河估值報告及美國評值的估值函件，並向美國評值查詢其工作範疇、報告所載估值方法及假設；

(ii) 通函附錄三所載嘉華建材的財務資料；

(iii) 通函附錄五所載銀河集團的會計師報告；

(iv) 經擴大嘉華建材集團的未經審核備考財務資料；

(v) 銀河集團的管理賬目以及估值報告所依據由銀河管理層編製的財務預測；

(vi) 通函附錄二所載羅兵咸永道會計師事務所(「**羅兵咸永道**」)於二零零五年六月三十日向嘉華建材發出的函件，並向羅兵咸永道查詢其工作範疇、達致其意見所採納的方法及基準；及

(vii) 通函附錄二所載瑞銀投資銀行於二零零五年六月三十日向嘉華建材發出的函件(「**瑞銀函件**」)，當中載有(其中包括)瑞銀投資銀行對銀河管理層經作出審慎查詢後就銀河集團所作財務預測(嘉華建材董事須對此負責)有關方面的意見；及

(viii) 對銀河集團經營業務相關的其他市場及業務進行研究。

吾等假設通函所載或引述的所有資料、意見及聲明在所有重大方面均屬真實、完備及準確而加以依賴。吾等亦依賴嘉華建材及銀河的管理層作出的聲明，指彼等已作出一切合理查詢及審慎考慮，而就彼等所知及所信，通函並無遺漏任何其他事實以致通函(包括本函件)所載的任何內容有所誤導。吾等亦假設嘉華建材或名列本通函的相關第三方專家向吾等提供並在通函發表或引述的所有資料、陳述及聲明(彼等對此須負全責)於作出時及在寄發通函當日在所有重大方面均屬真實、完備及準確。

吾等認為已審閱足夠資料，使吾等可就收購事項的條款是否公平合理達致知情見解，並為吾等的推薦意見提供合理依據。吾等認為已審閱收購事項有關各項假設或預測是否公平、合理及完備。吾等並無理由懷疑有遺漏或隱瞞任何重大事實，而就吾等所知亦無出現任何事實或情況致使名列本通函的相關第三方專家提供或依賴的資料及向吾等發表的聲明失實、不

確、有誤導成份或有遺漏重大事實。然而，吾等並無對嘉華建材及銀河所提供的資料進行獨立核實，亦無對嘉華建材集團及銀河集團的業務及狀況進行獨立深入調查。

主要考慮因素及理由

在評估收購事項及向嘉華建材獨立董事委員會及嘉華建材獨立股東提供獨立財務意見時，吾等已考慮下列主要因素：

1. 收購事項

嘉華建材旗下一間全資附屬公司 Canton Treasure，已於二零零五年三月十四日同意向該等家族公司及少數權益賣方收購其目前所持銀河的97.9%經濟權益，代表銀河的88.1%投票權。收購價合共達18,405,198,023港元，其中(i)約80%將會按嘉華建材股份每股作價8.00港元，以入賬列為繳足方式向賣方配發及發行1,840,519,798股嘉華建材代價股份支付，另(ii)約20%則透過向賣方發行本金額3,681,039,603港元的定息票據，或由嘉華建材全權酌情決定，以定息票據及／或現金支付。除根據收購協議外，Canton Treasure 並無任何重大業務、資產或負債。

收購事項須待下列先決條件達成（在下述若干情況下，或指豁免）後，方為完成：

(i) 於二零零五年四月十八日後21天內，嘉華建材已信納盡職審查結果；

(ii) 收購協議及據此擬進行的交易（包括發行及配發嘉華建材代價股份），全部獲嘉華建材股東（或毋須按聯交所或證監會規定放棄投票的有關人士）在股東大會上以投票表決方式通過決議案批准；

(iii) 收購協議及據此擬進行的交易（包括發行及配發嘉華建材代價股份），全部獲嘉華國際股東（或毋須按聯交所或證監會規定放棄投票的有關人士）在股東大會上以投票表決方式通過決議案批准；

(iv) 執行理事已裁定，據此擬進行的交易以及嘉華建材向賣方發行及配發嘉華建材代價股份，一概不會引致任何賣方（連同按收購守則的涵義，被視為與任何賣方一致行動的任何人士）須承擔任何責任就嘉華建材全部股份而提出全面收購建議；或倘有上述責任出現，執行理事已就此豁免或（如適用）已授出合適豁免；

(v) 聯交所已批准嘉華建材代價股份上市及買賣，且並無以完成為理由撤回有關批准，亦無表示其將基於此理由而撤回或暫停嘉華建材股份於聯交所上市；

(vi) 已獲得由香港及澳門任何有關政府機關或其他有關監管當局授出且並無撤回就訂立及執行收購協議而言屬必要的一切同意或批准；有關同意或批准包括但不限於澳門政府經濟財政司(the Secretary for Economy and Finance)為回應銀河於二零零五年一月十二日、二零零五年一月二十八日及二零零五年五月十日發出的函件，而於二零零五年一月十七日就銀河股權的變更發出的同意(經二零零五年一月三十一日及二零零五年五月十六日發出的一封函件修訂及增補)；

(vii) 嘉華國際債券持有人已正式通過適當決議案，豁免或以其他方式放寬嘉華國際債券須符合第11(xi)項條件，並獲嘉華建材信納。嘉華國際債券第11(xi)項條件列明嘉華國際須直接或間接持有嘉華建材已發行股本至少30%(除非旨在或根據涉及嘉華國際的整合、兼併、合併或重組並在上述各項發生後方始出現，否則有關整合、兼併、合併或重組的條款須經嘉華國際債券信託人事先批准，或須由嘉華國際債券持有人通過特別決議案批准)；

(viii) 賣方透過一間符合資格就澳門法律提供意見的律師事務所，按預定形式向嘉華建材送呈一封致嘉華建材的意見函；及

(ix) 嘉華建材信納，訂立或執行收購協議均不會導致批給、或銀河任何其他重大權利、或銀河作為訂約方之一或受其約束的任何重大協議遭嚴重違反或被終止。

上文第(i)、(iv)、(vi)、(vii)及(viii)項所述的先決條件已獲達成。除上文第(ix)項所述的先決條件外，所有其他尚未達成先決條件一概不得由 Canton Treasure 單方面豁免。

倘任何先決條件未能於二零零五年七月三十一日(或可能書面協定的較後日期)前達成，在嘉華建材有權豁免第(ix)項先決條件的規限下，嘉華建材其後可選擇(但須以不損害其可能擁有的任何其他權力或補救方法為前提)向另一方發出通知，選擇終止收購協議。在此情況下，收購協議將無進一步的效力，而訂約各方在收購協議項下的權利及責任將會作廢，且收購協議訂約各方的有關責任將獲解除，毋須承擔任何責任。倘上文第(ix)項先決條件不能達成，除非嘉華建材信納豁免此項條件符合嘉華建材的利益(經計入有關時間的情況)，否則將不獲豁免。倘任何先決條件獲豁免或未能於二零零五年七月三十一日前達成，則有關各方屆時將會發出合適公佈。

完成將於最後一項未達成先決條件達成或獲豁免當日後第三個營業日進行。澳門政府原已同意將轉讓銀河股權的期限延至二零零五年三月三十一日，現更進一步延長至二零零五年九月三十日。

下表列示每名賣方將會出售銀河股權的百分比，以及收購協議下各自的應收代價：

賣方名稱	銀河B股數目	銀河經濟權益百分比	銀河投票權百分比	出售銀河股權百分比	嘉華建材代價股份	嘉華建材代價股份的協定價值(港元)	現金或定息票據(港元)	總代價(港元)
City Lion	528,813	61.73	55.55	63.05	1,160,449,206	9,283,593,648	2,320,898,413	11,604,492,061
Netfinity	58,718	6.85	6.17	7.00	161,066,521	1,288,532,168	0	1,288,532,168
Recurrent Profits	42,836	5.00	4.50	5.11	111,138,039	889,104,312	50,906,654	940,010,966
Brightwealth	148,382	17.32	15.59	17.69	325,615,622	2,604,924,976	651,231,245	3,256,156,221
Future Leader*附註	59,970	7.00	6.30	7.15	82,250,410	658,003,280	658,003,291	1,316,006,571
總計	838,719	97.90	88.11	100.00	1,840,519,798	14,724,158,384	3,681,039,603	18,405,197,987

* 包括向 Hugo Legend 已購入的17,134股銀河B股

附註：於二零零五年三月二十九日，Future Leader 與 Hugo Legend 簽訂一項協議收購 Hugo Legend 於銀河所持全部股權。Hugo Legend 與收購協議其他訂約方於二零零五年四月一日簽訂一項有條件補充協議，據此，Hugo Legend 已同意向 Future Leader 出售其先前於收購協議首次簽訂日期當日持有的全部銀河B股，有關轉讓已於二零零五年五月十八日進行。有關補充協議的詳情，請參閱嘉華建材董事函件「補充協議」一節。

下圖列示嘉華國際及嘉華建材於完成前的公司架構及股權架構(僅指經濟權益，並不計及全資擁有的中介控股公司)，以及嘉華國際、嘉華建材及銀河於緊隨完成後但在行使任何 Brightwealth 認股權及僱員認股權前的公司架構及股權架構：

完成前



嘉華國際及／或嘉華建材的董事(呂氏家族除外)
呂氏家族(呂博士及其配偶除外)
該等信託、呂博士及其配偶
嘉華國際公眾股東
0.06%
0.44%
55.82%
43.68%
嘉華國際
嘉華建材公眾股東
0.11%
0.15%
59.06%
6.26%
34.42%
嘉華建材

完成後


嘉華國際及／或嘉華建材的董事（呂氏家族除外）
呂氏家族（呂博士及其配偶除外）（附註）
該等信託（包括 City Lion）、呂博士及其配偶
嘉華國際公眾股東
0.06%
0.44%
55.82%
43.68%
Future Leader
Brightwealth
嘉華國際
嘉華建材公眾股東（不包括 Brightwealth）
2.50%
9.91%
0.05%
8.35%
25.96%
38.08%
15.13%
嘉華建材
97.9%
銀河

附註：包括由呂耀東及呂耀南分別全資擁有的 Recurrent Profits 及 Netfinity。

2. 收購事項的背景資料

2.1 銀河集團的業務及過往財務表現

2.1.1 銀河集團的業務

銀河於二零零一年十一月三十日在澳門註冊成立為有限公司。澳門政府目前只批出三項博彩批給，銀河持有其中之一，獲准在澳門經營娛樂場。銀河目前經營其首個城市俱樂部娛樂場—位於華都酒店之銀河娛樂場，這個娛樂場主攻澳門貴賓博彩市場。

除博彩設施外，銀河集團擬把飲食、消閒、娛樂及購物店鋪等非博彩設備及服務融入旗下各間酒店及渡假酒店物業當中，冀望藉此吸引澳門各類不同遊客(不論是否博彩客或一般遊客)。

2.1.2 銀河的資本架構

銀河的已發行股份有兩類 — 銀河A股及銀河B股。銀河A股佔銀河全部已發行股份共10%，而銀河B股則佔銀河已發行股份其餘90%。銀河A股由何安全先生持

有，彼為澳門永久居民。根據澳門法律，經營娛樂場幸運博彩及其他方式博彩的公司，其董事總經理必須為澳門永久居民，並持有該公司最少10%的有投票權股份。

銀河A股僅附帶少量經濟權益，而銀河B股卻實際上擁有銀河全部經濟權益。倘銀河解散或清盤，銀河A股股東將僅有權取回已注資金額，並且無權分派銀河清盤資產，而銀河B股股東將有權取回已注資金額，同時有權分派清盤資產。收購事項僅會涉及銀河B股。

2.1.3 財務資料

以下為銀河集團截至二零零四年十二月三十一日止三個年度經審核綜合損益表概要，此乃摘錄自通函附錄五所載按照香港財務報告準則編製的經審核賬目。

綜合損益表

	二零零一年十一月三十日至二零零二年十二月三十一日 千港元	截至二零零三年十二月三十一日止年度 千港元	截至二零零四年十二月三十一日止年度 千港元
來自博彩經營業務的收入（附註）	—	—	123,777
其他收入	1,835	1,153	3,643
行政開支	(84,031)	(84,016)	(49,381)
其他經營開支	—	—	(1,202)
經營溢利／（虧損）	(82,196)	(82,863)	76,837
融資成本	(304)	(4,063)	(4,179)
除所稅前溢利／（虧損）	(82,500)	(86,926)	72,658
所得稅開支	—	—	—
年內溢利／（虧損）	(82,500)	(86,926)	72,658

附註： 來自博彩經營業務的收入

	二零零一年十一月三十日至二零零二年十二月三十一日	截至二零零三年十二月三十一日止年度	截至二零零四年十二月三十一日止年度
	千港元	千港元	千港元
博彩收益淨額	—	—	2,994,559
利息收入	—	—	143
	—	—	2,994,702
經營開支			
向澳門政府支付的特別博彩税及基金	—	—	(1,170,618)
向貴賓中介人支付的佣金及津貼	—	—	(1,173,608)
折舊及攤銷	—	—	(3,513)
行政開支及其他	—	—	(155,685)
	—	—	(2,503,424)
來自博彩經營業務的貢獻	—	—	491,278
服務供應商的酬金淨額	—	—	(367,501)
來自博彩經營業務的收入	—	—	123,777

位於華都酒店之銀河娛樂場乃於二零零四年七月四日正式開業，因此，銀河集團過往經營業績有限。銀河集團由二零零二年六月二十六日獲授批給至位於華都酒店之銀河娛樂場開業期間，為銀河之開業前階段。位於華都酒店之銀河娛樂場幾乎是銀河集團全部收入的來源。誠如上文所載，截至二零零四年十二月三十一日止年度，澳門博彩收益淨額約為2,995,000,000港元，來自博彩經營業務的收入淨額（經扣除特別博彩税及徵費、支付予貴賓中介人的佣金及津貼、服務供應商的酬金淨額及其他開支）約為124,000,000港元，毛利率約為4.1%。嘉華建材董事表示，由於銀河集團處於發展初期，並向服務供應商支付較高佣金，務求可在短時間內耗用最少資本（位於華都酒店之銀河娛樂場所在地華都酒店乃由銀河租賃）打造銀河品牌，此乃毛利率偏低的成因。吾等已與嘉華建材董事討論，並注意到向貴賓中介人支付的佣金及津貼與市場慣例相符。吾等注意到現時約4.1%之毛利率低於業內普遍雙位數字水平（澳門博彩二零零四年的純利率為11.5%），是由於須向服務供應商支付款項所致。吾等曾與嘉華建材董事討論並留意到，鑑於(i)銀河毋須斥資亦毋須費時興建位於華都酒店之銀河娛樂場；(ii)銀河負責娛樂場的管理及營運，而服務供應商則負責為娛樂場招徠顧客；(iii)服務供應商向銀河提供保證最低回報，而不論娛樂場的博

彩業務活動的經營業績表現，並同意彌償銀河其與華都酒店訂立的租約下所產生絕大部分風險而承擔的責任；及(iv)銀河於二零零四年才進駐成為澳門博彩業的新加入營辦商，銀河同意就位於華都酒店之銀河娛樂場採納較高的經營成本架構，務求可在相對較短的時間內爭佔主要市場份額。按上文所述，以銀河截至二零零四年十二月三十一日止年度的純利73,000,000港元以及二零零四年十二月三十一日的股東權益為97,000,000港元計算，銀河截至二零零四年十二月三十一日止年度的資本回報率高達約74.6%，由此可見，吾等認為二零零四年的經營成本架構較高乃屬合理。嘉華建材董事認為，從銀河集團截至二零零四年十二月三十一日止年度的收入，以及銀河集團自二零零四年七月投入營運以來已打造的品牌可見，此項策略已經奏效。吾等從嘉華建材董事方面進一步了解，此成本架構並不適用於銀河日後其他城市俱樂部娛樂場。因此，嘉華建材董事預期，隨著銀河星際酒店及銀河路氹城大型娛樂渡假中心分別於二零零六年及二零零八年開業後，毛利率將於未來數年有所增加，此等物業將由嘉華建材集團負責興建、營運及擁有，以使博彩經營業務有足夠規模。

位於華都酒店之銀河娛樂場由開業起至二零零四年十二月三十一日約有來賓1,005,000人。根據銀河提供的管理資料，二零零四年的博彩收入大部分(約95%)來自貴賓博彩桌，其餘(約5%)來自非貴賓博彩桌。現時來自角子機的貢獻無幾，佔收入份額少於0.5%。每張貴賓博彩桌每日平均贏款淨額、每張非貴賓博彩桌每日平均贏款淨額及每台角子機每日平均贏款淨額乃計算並載列如下。根據由開業至二零零四年十二月三十一日止六個月的贏款淨額計算，每張貴賓博彩桌的每日平均贏款淨額約為411,000港元，乃每張非貴賓博彩桌的每日平均贏款淨額約36,000港元的10倍。每桌(貴賓博彩桌及非貴賓博彩桌)的每日平均贏款淨額約為263,000港元。

二零零四年來賓人數	1,005,000
每桌每日平均贏款：	
貴賓博彩桌(千港元)	411
非貴賓博彩桌(千港元)	36
每台角子機每日平均贏款淨額(千港元)	0.7
博彩桌數目(於二零零四年十二月三十一日)：	
貴賓博彩桌	40
非貴賓博彩桌	23
角子機數目(於二零零四年十二月三十一日)	83

以下載列銀河集團截至二零零四年十二月三十一日止三個年度的經審核綜合資產負債表，此乃摘自通函附錄五所載銀河集團的經審核賬目。

	於十二月三十一日		
	二零零二年	二零零三年	二零零四年
	千港元	千港元	千港元
非流動資產			
物業、廠房及設備	69	286,717	376,750
無形資產	—	136	1,859
其他投資	—	—	26,000
受限制銀行存款	251,822	252,975	253,572
	251,891	539,828	658,181
流動資產			
存貨	—	—	2,556
應收關連人士款項	2,109	917	42,424
應收賬款及預付款項	1,750	751	5,390
現金及銀行結餘	15	19,675	808,490
	3,874	21,343	858,860
流動負債			
應付關連公司款項	—	12,010	82,010
應付賬款及應計款項	—	8,298	825,088
短期借貸	—	315,087	317,000
融資租賃承擔的即期部分	—	—	218
	—	335,395	1,224,316
流動資產／(負債)淨額	3,874	(314,052)	(365,456)
	255,765	225,776	292,725
來自：			
股本	194,175	194,175	194,175
累計虧損	(82,500)	(169,426)	(96,768)
股東權益	111,675	24,749	97,407
非流動負債			
直接控股公司的貸款	144,090	201,027	195,009
融資租賃承擔	—	—	309
	144,090	201,027	195,318
	255,765	225,776	292,725

於二零零四年十二月三十一日，銀河集團的總資產及股本分別約為1,517,000,000港元及約194,000,000港元。誠如通函附錄五有關銀河的財務資料所載，於二零零五年二月三日，銀河進行股本重組，在發行新嘉華建材股份後，股本由194,000,000港元增至924,000,000港元。

於二零零四年十二月三十一日，流動負債為1,224,000,000港元，當中包括短期借貸317,000,000港元。短期借貸包括按揭貸款242,000,000港元，乃以澳門一幅租賃土地的第一押記作為抵押品，及兩項循環定期貸款合共75,000,000港元。吾等從嘉華建材董事方面了解，按揭貸款的到期日為二零零五年六月三十日，有關債權人銀行原則上已同意將該筆按揭貸款的期限延長一年，而訂約方正落實貸款協議。

於二零零四年十二月三十一日，銀河集團的流動比率(流動資產除以流動負債)為0.70倍，誠如吾等與嘉華建材管理層進行的討論，根據二零零五年二月進行重組後，銀河集團於二零零五年二月二十八日的管理賬目所示，流動比率改善至約一倍，詳情載於通函附錄五所載有關銀河的財務資料。

2.1.4 銀河集團的業務計劃及預計資本開支

誠如嘉華建材董事函件所述，銀河已動工興建旗下的銀河星際酒店項目及位於「路氹城」區內的路氹城大型娛樂渡假中心。根據批給，上述項目構成銀河投資責任的核心部分。銀河星際酒店及銀河路氹城大型娛樂渡假中心屬於優質消閒娛樂及酒店／渡假中心設施，銀河鋭意以自家品牌建設、擁有及經營這些設施。透過上述兩個項目，銀河希望能夠為到訪澳門的博彩客及一般遊客提供周全完善的博彩及非博彩設備。

除了該等綜合消閒及娛樂項目外，連鎖式城市俱樂部娛樂場亦為銀河計劃中另一業務重點，備有專攻貴賓博彩市場而設的高級博彩設施。銀河集團首個城市俱樂部娛樂場 — 位於華都酒店之銀河娛樂場現已開業。銀河集團計劃另外開設兩個城市俱樂部娛樂場，即銀河位於路氹城之城市俱樂部娛樂場(位於路氹城填海區內)及位於利奧酒店之銀河娛樂場(統稱「**連鎖式城市俱樂部娛樂場**」)。

以下是發展連鎖式城市俱樂部娛樂場、銀河星際酒店及銀河路氹城大型娛樂渡假中心第一期(統稱「**該等娛樂場項目**」)的現有或計劃中的博彩設施、位置及預計資本開支。有關該等娛樂場項目的詳情，載於通函「銀河集團的概況」一節。

於最後實際可行日期該等娛樂場項目的簡介

		連鎖式城市俱樂部娛樂場				銀河路氹城	
		位於華都酒店之銀河娛樂場	位於路氹城之城市俱樂部銀河娛樂場	位於利奧酒店之銀河娛樂場	銀河星際酒店	大型娛樂渡假中心（第一期）	總計
開業日期		二零零四年七月四日	二零零六年首季	二零零六年首季	二零零六年中	二零零八年	
博彩設施的總建築面積（概約）	平方米	3,500	14,000	6,500	26,000	28,800	78,800
地點		華都酒店，澳門半島外港填海區友誼大馬路6J地段	路氹城填海區	利奧酒店，Quarteirao 9 Lots C & D at ZAPE	澳門半島外港填海區友誼大馬路3 (A2/1)地段	路氹城填海區	
目標對象		貴賓博彩客	貴賓博彩客	貴賓博彩客	兩者	兩者	
貴賓博彩桌	數目	43	46	20	60	48	217
非貴賓博彩桌	數目	20	100	60	140	300	620
		63	146	80	200	348	837
角子機	數目	74	200	150	300	1,000	1,724

該等娛樂場項目的資本開支

	連鎖式城市俱樂部娛樂場	銀河星際酒店	銀河路氹城大型娛樂渡假中心（第一期）	總計
	百萬港元	百萬港元	百萬港元	百萬港元
累計至二零零四年	49	317	13	379
二零零五年至二零零六年	157	1,483	1,344	2,984
二零零七年至二零零九年	不適用	31	2,728	2,759
總計	206	1,831	4,085	6,122

吾等曾與銀河集團高級管理層進行討論，並獲悉銀河集團具備以下主要競爭優勢，足以落實上述發展計劃，以及奠定在澳門博彩市場的領先地位：

(i) 在限制供應的市場內，只有三間承批公司獲授權經營博彩設施，銀河為三間承批公司之一；

(ii) 銀河集團已訂立清晰明確的策略，銳意成為澳門主要博彩營辦商。誠如通函內「銀河集團的概況」一節所述，銀河集團的主要策略包括以下各項：

(a) 借助經營位於華都酒店的首家城市俱樂部娛樂場所得經驗，透過與擁有專為博彩業務而設的基建、酒店及城市俱樂部娛樂場設施的服務供應商及中介人合作，增加銀河城市俱樂部娛樂場數目，藉以壯大貴賓博彩市場的份額；

(b) 揀選可滿足顧客需求的物業、充份迎合顧客的喜好，致力為顧客提供細心殷勤、照顧周到的一流貴賓服務，矢志穩佔貴賓級博彩業務市場領導地位；

(c) 於銀河星際酒店及銀河路氹城大型娛樂渡假中心提供別具特色和吸引力的一站式博彩及渡假中心設施，以滿足中場博彩客，讓他們無需四處奔波，只要使用酒店內的設施，即可盡情輕鬆玩樂、飽嚐珍饈百味、體會購物樂趣、入住舒適套房，使銀河成為中場博彩業務數一數二的營辦商；

(d) 藉著不同的市場推廣及宣傳渠道，刺激顧客對銀河集團目的地需求，把「銀河」品牌打造、推廣成為標誌著世界一流服務水準的營辦商，專門提供為顧客度身而設的高級娛樂設施及款待服務；及

(e) 組成一支高效率、以客為尊且融會各種不同文化的國際管理隊伍，了解亞洲顧客的特性及口味，以吸引顧客再次光臨。

(iii) 銀河集團在澳門的貴賓博彩市場成績斐然，市場佔有率一直有增無減，僅憑藉63張博彩桌（佔二零零四年十二月三十一日澳門總博彩桌數目少於6%），便已取得約14%的市場佔有率；

(iv) 銀河集團與澳門多個頂尖博彩中介人已建立密切的關係；

(v) 銀河集團經驗豐富的管理層熟悉當地文化。銀河集團的管理層在管理亞洲及澳洲娛樂場方面饒富經驗，該等娛樂場主要服務亞洲區的貴賓級市場；及

(vi) 銀河集團目前擁有及日後落成的物業均盡享地利，交通四通八達，為澳門入境遊客提供完善的交通樞紐服務。位於華都酒店之銀河娛樂場毗鄰澳門大碼頭和直昇機停機坪，方便乘搭計程車和豪華轎車往返。銀河星際酒店位於澳門市中心博彩設施的心臟地帶，據銀河管理層告知，路氹城區內一

個最大面積的地盤已劃撥予銀河。銀河路氹城大型娛樂渡假中心位處澳門與中國內地兩條過境通道之一與新大橋的交界處，該條新大橋為三條連接路氹城渡假區至澳門其他地區的道路之一。

2.2 嘉華建材集團的業務及過往財務表現

2.2.1 嘉華建材集團業務

嘉華建材集團主要從事採礦、製造預製混凝土、水泥、其他混凝土產品及瀝青等建材。嘉華建材集團近期進一步擴展礦渣業務及製造 PHC 樁，進一步垂直整合建材業務。

除香港外，嘉華建材集團亦於中國內地有策略地發展業務，經營業務遍及北京、上海、廣州、深圳、珠海、南京、安徽、湖州、惠東及昆明等地。

2.2.2 財務資料

下表載列嘉華建材集團截至二零零四年十二月三十一日止最近兩個財政年度若干主要財務資料，此乃摘錄自嘉華建材集團年報：

	二零零四年 千港元	二零零三年 千港元
營業額	1,299,143	1,130,894
股東應佔溢利	33,423	40,205
股東權益	1,445,533	1,414,263
資產總值	2,278,534	2,167,130
借款總額	321,580	300,800
現金及銀行結餘	170,952	306,354
流動資產	817,886	870,703
流動負債	353,391	389,524
流動比率	2.31倍	2.24倍
資產負債比率 （負債淨額除以資產總值）	6.6%	現金淨額

截至二零零四年十二月三十一日止年度的營業額及嘉華建材股東應佔溢利分別為1,299,000,000港元及33,000,000港元，而截至二零零三年十二月三十一日止年度則分別為1,131,000,000港元及40,000,000港元。嘉華建材集團的營業額略高於二零零三年，而嘉華建材股東應佔溢利則較二零零三年減少約17%。誠如通函附錄三「有關嘉華建材的財務資料」內「管理層之討論及分析」一節所述，二零零三年嘉華建材股東應佔溢利包括出售經營權所得收益28,000,000港元。即使不計入該等收益，二

零零四年溢利仍較二零零三年為高。隨著中國內地的新項目相繼完成，嘉華建材集團已取得額外貢獻。

嘉華建材集團於二零零四年十二月三十一日的股東權益及負債淨額(借貸總額減現金)分別為1,446,000,000港元及151,000,000港元，資產負債比率(負債淨額除以資產總值)約為6.6%。

2.3 *進行收購事項的理由*

誠如嘉華建材董事函件所披露以及根據吾等與嘉華建材董事的討論，吾等認為進行收購事項可分為宏觀及微觀兩方面的理由。為支持吾等所作的分析，吾等曾就以下數據及統計數字進行研究，該等數據及統計數字乃摘錄自政府或監管機關個別設置的官方網站。

2.3.1 *宏觀理由 — 澳門旅遊及博彩市場概覽*

澳門是中國內地境內唯一合法博彩地區。根據澳門統計暨普查局的數字，旅遊及博彩業是支持澳門經濟發展的支柱，而澳門來自博彩的收入(來自娛樂場幸運博彩)已自一九九五年約22億美元增至二零零四年約50億美元，複合年增長率約達9.76%。在評估澳門的旅遊及博彩市場發展時，吾等特別重視拉斯維加斯娛樂場街及大西洋城(分別為二零零四年全球最大及第三大博彩市場)的發展。

(i) 遊客數字續見攀升

由於以中國內地遊客為首的遊客數字激增，澳門的旅遊業增長迅猛。隨著澳門金沙娛樂場(自澳門政府向三個營辦商授出博彩批給，開放博彩業後首個大型娛樂場)開業，以及自二零零三年七月中國內地根據個人遊計劃放寬對中國內地遊客到訪澳門的管制，准許中國／中國內地遊客以個人身份造訪澳門(「**個人遊計劃**」)以來，遊客總額自二零零三年的1,190萬人，飆升至二零零四年的1,670萬人，二零零四年的年增長率約達40.2%。根據澳門統計暨普查局的數字，二零零四年造訪澳門的遊客內87.5%來自香港或中國內地。誠如下表所示，來自香港的遊客佔遊客總額的比率自二零零二年的44.2%降至二零零四年的30.3%，而同期來自中國內地的遊客數字則自36.8%增至57.2%。一九九七年至二零零四年間，來自中國內地的遊客佔遊客總額的百分比取得約41.2%的複合年增長率。

隨著近期個人遊計劃於二零零四年五月擴展至湛江、茂名、陽江、汕尾、韶關、揭陽和河源，以及於二零零四年七月擴展至江蘇省南京、蘇州及無錫，浙江省的杭州、寧波及臺州，以及福建省的福州、廈門及泉州等地，預期旅遊業在未來數年將會繼續增長。根據澳門統計暨普查局的數字，二零零五年首季到訪澳門的遊客合共450萬人，較二零零四年同期上升約18.8%。中國內地繼續成為澳門遊客的主要來源地，佔同期澳門遊客約55.8%。

按地區分析的入境遊客數字

原居地	**二零零二年**		**二零零三年**		**二零零四年**	
	人數	%	人數	%	人數	%
香港	5,101,437	44.2%	4,623,162	38.9%	5,051,059	30.3%
中國	4,240,446	36.8%	5,742,036	48.3%	9,529,739	57.2%
台灣	1,532,929	13.3%	1,022,830	8.6%	1,286,949	7.7%
日本	142,588	1.2%	85,613	0.7%	122,184	0.7%
南韓	50,447	0.4%	38,281	0.3%	65,631	0.4%
亞洲其他地區	190,712	1.7%	167,259	1.4%	290,501	1.7%
全球各地	272,282	2.4%	208,695	1.8%	326,493	2.0%
總計	11,530,841	100.0%	11,887,876	100.0%	16,672,556	100.0%
年增長率(%)	12.2%		3.1%		40.2%	

資料來源：澳門旅遊局、澳門保安部隊

根據澳門統計暨普查局的數字，除中國內地遊客外，於二零零五年首季，東南亞遊客亦較二零零四年同期大幅增長約97.55%，可見自二零零四年下半年希臘神話、拉斯維加斯金沙及位於華都酒店之銀河娛樂場等多項博彩設施相繼開業以來，澳門作為區內旅遊點的吸引力大增。誠如下文所述，隨著澳門的交通不斷改善以及博彩及旅遊設施持續增加，澳門盡佔地利優勢，日後定可吸引更多來自全球各地的遊客，成為其中一個最受歡迎的旅遊勝地。

(ii) 澳門的策略性位置

澳門來往珠江三角洲(「**珠江三角洲**」)各地的交通工具繁多，這些交通工具包括水翼噴射船、陸路交通及直升機。澳門位於廣東省邊陲珠江三角洲的入口處，廣東省距澳門僅三個小時車程，根據2004中國內地統計年鑑，人口約有8千萬。澳門往來香港的交通便利，水翼噴射船船程約需1小時，而直升機航程則為16分鐘。

此外，澳門位於整個東南亞的中心地帶，距離澳門3小時航程及5小時航程的地區，人口分別逾10億人及30億人。一九九五年投入服務的澳門國際機場已大大拉近澳門與亞洲各地的聯繫，於二零零四年服務二十多個城市及處理370多萬名乘客。澳門亦可吸引來自台灣、南韓及日本等亞洲鄰近地區的博彩客。隨著澳門自二零零四年引入廉價航空公司開始，到訪澳門旅遊更加經濟、方便，遊客數字亦相應增加。

交通工具	交通所需時間	備註
水翼噴射船（澳門 — 香港）	1小時	來往香港至澳門，全日24小時營運，每隔15分鐘一班
直升機（澳門 — 香港）	16分鐘	自上午九時正至下午十時五十九分，每隔30分鐘一班
陸路運輸（澳門 — 廣州）	以廣州為起點，約需2.5小時	
飛機（澳門 — 東南亞）	>3小時	超過15條航線來往亞洲多個城市

(iii) 增建設施，延長遊客逗留時間

根據 GLS 的研究，於二零零三年及二零零四年，拉斯維加斯的遊客平均逗留4.6日。根據澳門統計暨普查局刊發的「統計月刊」，二零零四年的澳門遊客平均僅逗留1日。銀河集團預期隨著澳門的旅遊人數增加、博彩市場規模擴大以及增建優質酒店及渡假中心設施，遊客逗留時間將會延長。根據澳門統計暨普查局的數字，於二零零四年，澳門境內共設有39間酒店及31間賓館，其中九間屬「五星級」類別。該等酒店及賓館提供約9,168間客房，入住率平均約達75.6%。

(iv) 改善基建及交通

繼香港迪士尼樂園預期於二零零五年九月開幕、海洋公園計劃全面翻新、珠海野生動物園以及深圳主題公園相繼落成，澳門的博彩及娛樂設施於二零零八年落成後可為上述一眾娛樂活動增添姿彩。此外，北京方面已最終批准興建一條全長29公里的大橋，接駁香港、澳門及珠海等地。預期於二零零九年落成

後，該大橋將連接大嶼山(香港機場及新建迪士尼樂園所在地)、路氹城及珠海(通往珠江三角洲的大門)。過往，利用海路來往香港與澳門需時60分鐘，通過新建大橋以陸路來往兩地預期可將交通時間縮短至只需20分鐘。

此外，隨著在澳門經營的廉價航空公司漸增(包括亞洲航空、虎航(Tiger Airways)以及預期於二零零五年投入服務的另外兩間航空公司)，預期可吸引不少遊客到訪澳門旅遊，尤其是中國內地、台灣及東南亞等地。相距路氹城大約2公里的澳門國際機場將於日後擴充規模，預期乘客量將自每年600萬人次增至1,000萬人次。預期澳門國際機場經擴充後可大幅增加大中華區以外的遊客數量。

京珠高速公路於二零零四年竣工，此項工程北至北京，南至珠海(毗鄰澳門邊境)，是中國內地首個貫通南北的高速公路網絡，將會促使珠江三角洲以外地區的遊客來往澳門更加便利。

(v) 博彩總額 — 澳門與美國的比較

澳門博彩市場於二零零一年至二零零四年間的複合年增長率為30.4%，增長潛力可觀。於二零零四年，澳門已超越大西洋城，成為全球第二大博彩市場，僅次於拉斯維加斯娛樂場街。於二零零四年，澳門錄得博彩收入總額約50億美元(約390億港元)，較二零零三年遞增44%。

	二零零一年	二零零二年		二零零三年		二零零四年		二零零五年一月至四月
地點	博彩收入(十億元)	博彩收入(十億元)	增長率(%)	博彩收入(十億元)	增長率(%)	博彩收入(十億元)	增長率(%)	博彩收入(十億元)
拉斯維加斯娛樂場街	4.70美元(約36.7港元)	4.65美元(約36.3港元)	(1.1)	4.76美元(約37.2港元)	2.4	5.33美元(約41.6港元)	12.1	1.91美元(約14.9港元)
大西洋城	4.30美元(約33.6港元)	4.38美元(約34.2港元)	1.9	4.49美元(約35.00港元)	2.5	4.81美元(約37.6港元)	7.1	1.57美元(約12.3港元)
澳門	澳門幣18.11元(約17.6港元)	澳門幣21.55元(約20.9港元)	19.0	澳門幣27.85元(約27.1港元)	29.3	澳門幣40.19元(約39.0港元)	44.3	澳門幣14.13元(約13.7港元)

資料來源： Nevada Gaming Control Board、New Jersey Casino Control Commission、澳門博彩監察協調局

衡量娛樂場業務表現其中一個常用計算方法為每桌每日贏款，此方法可計算出娛樂場每張博彩桌所賺得的款額。下表所載乃就拉斯維加斯娛樂場街、大西洋城(分別為全球最大及第三大博彩市場)及澳門於二零零四年的每桌每日贏款作一比較：

地點	**平均每桌每日贏款(美元)**
美國拉斯維加斯娛樂場街	2,400
美國大西洋城	2,400
澳門*	17,800
銀河	33,700

資料來源： New Jersey Casino Control Commission、Nevada Gaming Commission、澳門博彩監察協調局

* 澳門的數字包括銀河的每桌贏款。

吾等已進行研究並留意到各地每桌贏款淨額的差額頗大，主要顯示中西方博彩客具有的不同博彩特徵，更重要者，乃充份顯示澳門博彩獨家經營博彩業務當時，澳門博彩市場是以貴賓級市場為主。誠如上表所示，於二零零四年，澳門的每桌贏款淨額平均約為拉斯維加斯娛樂場街或大西洋城的7.4倍。由於銀河自二零零四年七月開業後專注發展貴賓級市場，銀河的每桌贏款淨額遠高於澳門整體市場平均每桌贏款淨額。

澳門境內只有兩間經營娛樂場的博彩公司以針對貴賓百家樂博彩客為主，即銀河與澳門博彩。根據澳門博彩監察協調局的數字，貴賓百家樂博彩桌收入佔二零零四年澳門娛樂場博彩贏款淨額約72%(二零零三年澳門博彩作為唯一博彩營辦商當時，澳門的博彩桌贏款淨額約為77%)。隨著整體博彩市場擴張，預期邊際利潤較高的博彩設施，即澳門娛樂場營辦商傳統上較不著重的中場博彩桌及角子機(二零零四年主攻中場市場的澳門金沙娛樂場的純利率為29.4%，而主攻貴賓級市場的澳門博彩則為11.5%)，將會在澳門博彩市場上佔有較大的比重。

2.3.2 *微觀理由 — 銀河集團的定位*

澳門政府目前只批出三項博彩批給，銀河持有其中之一，獲准在澳門經營娛樂場。而澳門政府受合約限制，不得於二零零九年之前進一步授出博彩批給。嘉華建材董事認為銀河集團已經準備就緒，定可掌握此次難得的商機，在澳門的博彩市場穩佔一席。儘管澳門政府仍然可能於二零零九年後批出更多博彩批給，惟吾等就下

文第3.2.1節所載就市場份額所作假設進行敏感度分析時，已經考慮並計入與競爭有關的風險因素。

鑑於(i)博彩及旅遊業推動澳門經濟市場殷殷向榮；(ii)拉斯維加斯娛樂場街及大西洋城的經驗證明業務模式成功；(iii)國際知名的博彩營辦商及酒店營辦商參與其中，有助澳門晉身成為世界級的博彩及渡假地點；及(iv)成為牌照持有人而並非單單作為娛樂場大廳營辦商或代理，嘉華建材董事認為，澳門的旅遊業、酒店業及博彩業日益蓬勃，收購事項有助嘉華建材佔據重要位置，掌握難得的增長機遇。

2.3.3 吾等的結論

根據吾等於上文第2.3.1節對澳門旅遊業及博彩市場概覽的分析，吾等認為澳門博彩業及旅遊市場的前景樂觀，原因為(i)落實個人遊計劃後，過去數年的博彩總額及訪客人數均出現可觀增長；(ii)澳門的策略性位置以及基建有所改善，使遊客來往澳門更加方便快捷；及(iii)由於增建酒店設施，遊客逗留時間加以延長，而逗留目的亦會增加。

此外，鑑於銀河乃持有澳門政府授出三項可於澳門經營娛樂場業務批給的其中一個營辦商，加上澳門政府於二零零九年之前將不會再授出任何博彩批給，現有批給數目有限，形成獲授二零零九年以後批給的批給持有人一道高入門屏障。任何獲授二零零九年以後批給的新加入營辦商將需與現有批給持有人競爭，屆時這些現有批給持有人將已在澳門站穩陣腳。就此而言，吾等認為澳門的旅遊業、酒店業及博彩業日益蓬勃，收購事項有助嘉華建材佔據重要位置，相信將可為嘉華建材創造更理想的增長潛力。

3. 代價及估值基準

3.1 *代價基準*

收購價為18,405,198,023港元，將按以下方式支付：

(i) 其中約80%按嘉華建材股份每股作價8.00港元，向賣方配發及發行1,840,519,798股入賬列為繳足的嘉華建材代價股份；及

(ii) 另外約20%以發行本金額3,681,039,603港元的定息票據予賣方，或由嘉華建材全權酌情決定，以定息票據及／或現金支付。

嘉華建材董事告知吾等，嘉華建材代價股份的每股收購價及發行價，乃經訂約各方公平磋商，並參照(其中包括)下列各項後釐定：

(i) 由美國評值編製的一份估值報告；

(ii) 銀河首個城市俱樂部娛樂場自二零零四年七月四日開業以來直至二零零五年一月三十一日為止的過往表現；及

(iii) 嘉華建材股份自二零零五年二月二十八日起計至截至最後買賣日期(包括該日在內)為止期間連續五個交易日的平均收市價為每股7.95港元。

3.2 *估值方法*

在評定美國評值的估值時，吾等已審閱並與管理層討論(i)銀河集團編製的財務預測內所載的各項主要假設；(ii)美國評值就達致銀河集團的估值所用各項主要假設及方法，包括但不限於銀河集團的市場佔有率、增長率(即經濟增長率、博彩收入增長率以及遊客增長率等)、資本開支及經營開支等。吾等已審閱估值報告及財務預測所載的各項主要假設是否公平、合理及完備。吾等相信已審閱就是次委聘進行估值所須的一切重要資料。誠如下文詳述，吾等認為美國評值採用的各項假設、基準及資料與市場慣例相符，且吾等認為美國評值所採用的主要假設全部合理及完備。

獨立估值師美國評值評估銀河集團業務企業的公平市值為23,544,000,000港元。有關價值已計入「缺乏可供銷售」的折讓，以反映由少數人士持有的私人公司股份並無可供即時出售的市場。收購價18,405,198,023港元相等於獨立估值師提供的銀河集團全部股權估值按比例計算的80%，即較美國評值對銀河集團的業務企業公平值折讓20%。

業務估值的基本方法有三，計有成本法、收入法及市場法。吾等曾與美國評值進行討論，了解彼等曾全數考慮該三種估值方法，並採用收入法及市場法為銀河集團進行估值。由於成本法不能顯示銀河集團業務的未來盈利潛力，因此美國評值並無採用成本法。收入法考慮將予收購的有關資產及業務的未來期間經濟利益的現值，而市場法則考慮就類似資產及業務所支付的市價。吾等認為該兩種估值方法均適合用作銀河集團的估值方法。該等估值方法以不同角度評估資產及業務的價值，可互相制約平衡，且並無其中一種估值方法擁有更大優勢，因此，吾等認同美國評

值的意見，採用該兩種估值方法的簡易平均價值實屬恰當。吾等亦認同美國評值的意見，成本法並不適合用作評估銀河集團博彩業務（一種高增長的業務）。美國評值就銀河集團所作的估值乃採用按市場法及收入法兩者計算的平均價值。根據收入法以折現現金流量（「**現金流量折現**」）及市場法以公司指引估值（詳見第3.2.2段）計算，銀河集團的業務企業價值分別為21,483,000,000港元及25,605,000,000港元。因此，銀河集團全部股權的公平值為該兩種估值方法計算所得的平均值，即23,544,000,000港元。使用該兩種估值方法計算所得平均值的好處，在於可分散風險以及採用更廣濶的假設基準，較單單採用其中一種方法優勝。

3.2.1 收入法

美國評值已採用現金流量折現法，即以經營期間的一連串收入及成本預測為基準，將項目預期可產生的所有現金流量轉化為現值而釐定項目的價值。現金流量折現法按照銀河集團管理層就銀河集團自本年度至二零二二年度的財務預測計算估值。吾等已審閱財務預測所載的各項主要假設是否公平、合理及完備，當中包括博彩及非博彩收入、經營開支、資本開支以及計算得出有關收入及開支所應用的折舊方法及假設。吾等除了考慮市場增長率或遊客增長率等整體宏觀假設外，亦已對銀河集團的業務營運（如酒店入住率、房間收費、薪金增幅及其他開支、利息開支）等進行分析，並認為管理層的預測合理。吾等相信已審閱就是次委聘進行估值所需的一切重要資料。

就銀河集團估值而言，吾等留意到僅二零零五年至批給屆滿（即二零二二年六月）期間可取得現金流量，而並無計及博彩業務的最終價值。鑑於銀河在娛樂場提供博彩服務的所有設備及用具，將於批給屆滿（即二零二二年六月）時自動轉讓予澳門政府，而毋須給予銀河賠償，吾等認為不計入娛樂場的最終價值乃審慎合理之舉。

(i) 估值的基準及假設

吾等曾與美國評值討論估值的假設基準，其中包括澳門博彩市場的增長率、銀河集團的市場份額、發展銀河集團博彩業務所需撥付的預計資本開支等。主要假設及吾等就該等假設是否公平、合理及完備作出的分析如下。

(a) 澳門博彩市場的增長

儘管澳門的博彩收入年增長率預期將會逐步放緩，惟估計自二零零五年起將增長強勁。美國評值採用的現金流量折現法模式，乃假設二零零五年的博彩收入年增長率將達25%，另假設增長率會逐步放緩至二零一零年的11%，其後將每年遞減1%，並於二零一六年直至批給屆滿前維持5%的平穩增長。二零零五年至二零一零年間，預測複合年增長率為15.5%。

在考慮澳門博彩市場增長的假設是否合理時，吾等曾(i)考慮澳門博彩市場過往增長的模式；(ii)就澳門的博彩業進行研究，並與拉斯維加斯娛樂場街及大西洋城(以博彩收入計，為全球最大及第三大博彩市場)的博彩市場發展進行比較；(iii)與管理層及美國評值就關於可能影響或作為衡量估值所載的增長率及假設的風險或因素進行討論，包括可能面對來自東南亞其他市場的競爭、聘用中介人、經濟環境以至預期遊客增長率等。該等風險經過一一探討，並已於美國評值編製的財務估值中各項個別假設內加以考慮及反映出來。

根據澳門博彩監察協調局近期公佈的博彩統計數字，二零零四年的博彩收入為澳門幣402億元(相當於約390億港元)，較二零零三年增加約44.3%。

吾等已就澳門與拉斯維加斯娛樂場街及大西洋城於二零零一年至二零零四年期間的博彩收入增長作比較。誠如下圖所示，於二零零四年澳門的博彩市場增長遠高於拉斯維加斯娛樂場街及大西洋城，尤其是澳門已超越大西洋城成為全球第二大博彩市場。澳門於二零零一年至二零零四年的博彩收入複合年增長率為30.3%，而拉斯維加斯娛樂場街及大西洋城則分別為4.3%及3.8%。

二零零一年至二零零四年澳門、大西洋城及拉斯維加斯娛樂場街的博彩收入(十億港元)



45
40
35
30
25
20
15
博彩收入(十億港元)
01-04 複合年增長率：4.3%
01-04 複合年增長率：3.8%
01-04 複合年增長率：30.3%
2001
2002
2003
2004
澳門
大西洋城
拉斯維加斯娛樂場街

資料來源： Nevada Gaming Control Board、New Jersey Casino Commission、澳門博彩監察協調局

吾等預計，澳門博彩市場未來數年的增長率，將會繼續超越拉斯維加斯娛樂場街及大西洋城，原因為(i)澳門博彩市場在博彩業開放後正經歷高增長期；(ii)開設新博彩設施；及(iii)尚待發展的中場博彩市場的增長潛力龐大，現時佔澳門博彩收入總額不足30%。此外，吾等留意到按現金流量折現法模式，二零零五年至二零一零年的增長率假設，與多間證券研究機構的的證券分析員預期一致。吾等認為研究報告乃作為評定管理層對於澳門整體博彩市場作出的預期增長率是否合理的基準。在評估該等假設是否公平、合理及完備時，吾等除了與管理層討論彼等的理由及估計外，亦會參考市場對博彩市場增長的共識，以確保該等估計數字介乎市場專業人士的預測的範圍以內。吾等認為市場研究報告乃反映博彩業內市場人士看法的可靠基準。

計及(i)澳門於二零零一年至二零零四年的博彩收入過往複合年增長率為30.3%；及(ii)吾等審閱業界對澳門博彩市場前景的預測報告後，得悉根據現金流量折現法模式假設的預測增長率與證券分析員的預測脗合，吾等認為二零零五年至二零一零年的預測複合年增長率15.5%實屬合理。

考慮穩定增長率5%是否合理時，吾等亦已審閱拉斯維加斯娛樂場街博彩市場的長期增長，拉斯維加斯娛樂場街經營娛樂場歷一個世紀之久，是成熟及發展完善的博彩市場。根據 Nevada Gaming Control Board 的博彩統計數字，一九九六年至二零零四年間的博彩收入複合年增長率為5.1%。吾等留意到，博彩收入於一九九九年及二零零四年新博彩設施開幕時分別大幅增長17.8%及12.0%，顯示即使發展完善的拉斯維加斯博彩市場，長期以來尚可取得穩定的增長率，在新增博彩設施及多間規模宏偉的博彩渡假中心開業及擴建的年度，增長率更可進一步攀升。於一九九九年，Mirage、MGM、Bellagio、Paris Las Vegas、The Venetian、Caesar's Palace 及 Mandalay Bay 宣告開業。在二零零四年 Fashion Show Mall 亦已完成擴建工程，Mandalay Bay、Caesar's Palace、The Venetian 及 Bellagio 亦已擴充新建博彩設施。有鑑及此，吾等認為二零一六年至二零二二年(即批給期限屆滿時)維持5%的增長率，實屬公平合理。

(b) 銀河集團的整體市場佔有率

現金流量折現法模式乃假設銀河集團將於二零零五年取得整體博彩市場佔有率約14%(17.8%的貴賓級市場，以及2.9%的非貴賓級市場)。隨著銀河星際酒店以及銀河路氹城大型娛樂渡假中心分別如期於二零零六年及二零零八年開幕，假設貴賓級及非貴賓級市場將會於二零一零年分別逐步增至35%及14%，預期屆時銀河集團的發展已臻成熟。

貴賓級市場

概括而言，貴賓級市場是向貴賓博彩客提供專門進行某種特別博彩活動的博彩桌，於私人或半私人廳房進行，注額一般較大。吾等已與銀河集團管理層就此進行討論，並了解到位於華都酒店之銀河娛樂場的絕大部分貴賓博彩客均由貴賓中介人招徠，與市場慣例相符。澳門大部分貴賓博彩客均依賴該等中介人及代理為彼等提供交通及其他安排，以在某一特定娛樂場玩樂。

根據澳門博彩監察協調局的數字，於二零零四年，博彩收入總額當中，約72%來自貴賓百家樂博彩桌。貴賓級市場為預測期間早期的主要收入來源，預期於二零零五年將貢獻約94%博彩收入。貴賓博彩客及非貴賓博彩客比例，將於銀河路氹城大型娛樂渡假中心開業時降至約80：20。

根據位於華都酒店之銀河娛樂場於二零零四年七月四日至二零零四年十二月三十一日開業後六個月期間的博彩收益淨額約29.95億港元計算，以

博彩收入而論，位於華都酒店之銀河娛樂場佔整體市場佔有率約14%，但博彩桌數目佔澳門博彩桌總額則少於6%。吾等獲嘉華建材董事及銀河管理層告知，銀河有鑑於貴賓博彩客的需求日增，已將三張非貴賓博彩桌轉為貴賓博彩桌，並計劃於二零零五年第三季進一步將六張非貴賓博彩桌轉為貴賓博彩桌。截至二零零五年二月二十八日止兩個月，銀河集團取得澳門整體博彩市場份額的9.3%(貴賓及非貴賓級市場)。吾等曾與銀河管理層討論關於銀河集團截至二零零五年首兩個相比二零零四年下半年的整體市場佔有率有所減少。據銀河管理層解釋，二零零五年首兩個月所佔整體市場佔有率下降，主要是由於中國內地農曆新年假期所致，農曆新年假期乃被視為貴賓級市場的「淡季」，全因大多數貴賓博彩客均為中國內地遊客，按照傳統習慣大多逗留家中慶祝佳節。儘管銀河二零零五年首兩個月的市場份額為9.3%，低於財務預測內訂定的全年目標市場佔有率14%，銀河管理層預期二零零五年餘下時間的博彩收入將會有所增加，並可望達致14%市場佔有率。鑑於(i)銀河自開業以來於二零零四年下半年已達到14%市場佔有率，及(ii)按照計劃，二零零五年下半年的貴賓中介人數目將會增加，據銀河管理層告知吾等，銀河已向澳門博彩監察協調局批署16名中介人的中介人申請書。銀河管理層預期首批申請書的發牌手續將於短期內辦妥。預期隨著該16名中介人的加入，在彼等本身各自擁有的合作人及博彩客網絡帶動下，預期銀河於二零零五年下半年的市場佔有率將會擴大，吾等認同銀河管理層的意見，相信銀河於本年度下半年的收入將會增加，並認為假設銀河二零零五年取得14%市場佔有率乃屬公平合理。

澳門的貴賓博彩客大部分由貴賓中介人招徠。澳門的中介人備受規管，且必須領取澳門政府的執照。中介人的註冊須經澳門政府通過澳門博彩監察協調局授權批准。要取得執照，申請人必須經澳門博彩監察協調局進行適當資格的審查程序。銀河現委聘三個中介人，為其43張貴賓博彩桌招攬貴賓博彩客。銀河集團的美國競爭對手如拉斯維加斯金沙、永利及MGM Mirage，除澳門博彩規例外，更須遵守西方的規例(例如內華達州及密西西比州博彩規例)。吾等自銀河集團管理層方面了解，由於美國營辦商須遵守美國有關博彩規例，以致美國營辦商寧可選擇較少採用澳門貴賓中介人的服務，故此銀河及澳門博彩在貴賓博彩局方面穩佔競爭優勢。

因此，銀河集團管理層認為貴賓博彩客的競爭，主要來自已於澳門經營貴賓博彩客業務模式二十五年以上的澳門博彩。

吾等比較銀河旗下位於華都酒店之銀河娛樂場，以及澳門金沙娛樂場的純利率及每桌每日平均收入如下：

截至二零零四年十二月三十一日止年度	**銀河集團**	**澳門金沙**（附註1）
	百萬港元	百萬港元
收入	2,995	3,096
純利	73	909
純利率	2.4%	29.4%
	千港元	千港元
二零零四年每桌每日平均收入	263	39
開始營業	二零零四年七月四日	二零零四年五月十八日
博彩桌數目	63	348

附註：

1. 收入包括博彩及非博彩收入。收入及純利摘錄自威尼斯人澳門股份有限公司截至二零零四年十二月三十一日止年度賬目。

截至二零零四年十二月三十一日止年度(與銀河經營期間相若)，銀河集團以63張博彩桌取得約29.95億港元收入，而澳門金沙娛樂場則以約348張博彩桌取得約30.96億港元收入。銀河集團的每桌每日平均收入遠高於澳門金沙娛樂場，這可能是由於澳門金沙娛樂場專注發展中場業務，而位於華都酒店之銀河娛樂場則專注發展注額較高的貴賓級市場所致。儘管如此，吾等留意到澳門的行業歷史顯示貴賓級市場的邊際利潤遠低於中場市場，詳見下文的闡釋。

假設阻礙澳門中介人與其他博彩營辦商合作的有關美國博彩規例將不會出現重大放寬，根據吾等的意見，銀河集團與中介人合作經營貴賓級市場方面將可維持競爭優勢，吾等認為，假設銀河集團將於日後成功爭佔貴賓級市場佔有率的35%，並由澳門博彩主導貴賓級市場實屬公平。吾等認為該項假設公平合理。吾等曾與銀河集團管理層討論並了解，美國博彩營辦商須遵守美國監管機關嚴格的規定及存檔法律程序，方可聘用可向博彩

客提供信貸的中介人。吾等曾就美國博彩規例進行研究，留意到若干內華達州博彩規例亦適用於內華達州以外司法權區內的美國營辦商。就此而言，鑑於澳門博彩乃貴賓級市場目前的唯一一個真正競爭對手，即使澳門博彩繼續主導市場並佔有65%的市場佔有率，吾等認為假設銀河集團於二零一零年取得貴賓級市場的35%市場佔有率乃為合理。此外，吾等亦進一步進行敏感度分析，由於澳門博彩早已穩建地位，在博彩業內的經驗更多，故可取得較高的市場份額，吾等亦已考慮來自其他競爭對手的其他不可預見風險，就此吾等已將貴賓及非貴賓級市場的市場份額折讓約30%，結果顯示採用現金流量折現法模式計算的估值仍然高於收購價。因此，吾等認為將會對有關假設構成影響的多項風險因素，如銀河可能無法與中介人維持和諧的合作關係以及招攬新中介人等，經已加以考慮及計入估值當中。就此而言，吾等認為該等市場佔有率的假設公平合理。

非貴賓級／中場市場

就非貴賓級或中場市場而言，銀河集團的策略是隨著銀河星際酒店及銀河路氹城大型娛樂渡假中心分別於二零零六年及二零零八年開業以後，開始進軍上述市場。誠如嘉華建材董事函件所述，該兩間酒店不單止提供博彩設施，同時亦會提供其他娛樂及消閒設施以吸引中場遊客，藉此壯大銀河集團在非貴賓級市場的市場佔有率。憑藉銀河集團對亞洲博彩市場的深入了解，銀河集團期望可於二零一零年佔有中場市場佔有率的14%。該兩間酒店的選址經過策略部署，將會分別位於澳門半島及路氹城的中心，交通四通八達，旨在吸引中場市場遊客，吾等認為假設銀河於二零一零年取得非貴賓級市場佔有率的14%，即銀河市場取得份額較所有其他五間營辦商均分中場市場份額為低實屬公平合理。

澳門政府決定打破博彩市場的壟斷局面，於二零零二年二月向三間營辦商(即澳門博彩、永利渡假村(澳門)股份有限公司以及銀河)發出三項博彩批給。經澳門政府批准後，銀河向威尼斯人澳門股份有限公司(澳門金沙娛樂場的母公司)授出轉批給澳門博彩近期向 MGM Mirage 及何超瓊女士(澳門博彩董事總經理何鴻燊博士之女)共同持有的合營企業授出博彩轉批給計及拉斯維加斯金沙及 MGM Mirage 的轉批給(並假設永利渡假村(澳門)股份有限公司將會向另一方授出轉批給)，實際上已有六間營辦

商競逐中場市場。吾等認為假設銀河集團可取得中場市場佔有率的14%，亦即市場總額的七分之一，實屬公平合理。

(c) 直接博彩開支(包括博彩稅)

銀河須按博彩總收入的35%繳納特別博彩稅，並將博彩總收入的4%撥歸澳門政府指定的實體，以作推廣教育、慈善及旅遊之用。銀河集團的非博彩收入須按15%繳納利得稅，稅務虧損可在三年期間內結轉。直接博彩開支的主要部分包括博彩稅及佣金，合共約佔博彩收入的80%，可見銀河集團的邊際利潤遠較澳門金沙娛樂場(目前專注發展邊際利潤較高的中場市場，且並無委任澳門中介人)為低。向中介人提供的佣金及津貼的假設，乃根據銀河與中介人所訂的現行安排而定，並符合澳門業界早已確立的慣例。

據銀河集團管理層告知，銀河與若干中介人已奠定穩固的關係，該等中介人有意在不同管理層管理的新娛樂場內發展博彩業務。銀河集團相信已成功招攬澳門部分頂尖中介人，隨著澳門博彩業持續發展，相信更多中介人會獲發執照，澳門的中介人供應亦隨之相應增加。銀河集團與中介人在澳門的現行安排已營運三十多年，預期與中介人的現行安排將不會出現重大變動，尤其是由於中介人的數目將會增加，加上市場上的博彩營辦商數目有限，博彩營辦商提高佣金以爭奪中介人的機會不大。吾等認為對直接開支所作假設(約佔博彩收入80%)合符業界慣例，實屬公平合理。

(d) 資本開支

誠如通函所述，銀河集團於二零零五年至二零零九年該等娛樂場項目的資本開支預算(不包括融資成本)約為5,743,000,000港元，吾等亦留意到現金流量折現法模式已計及5,743,000,000港元的資本開支。除資本開支外，現金流量折現法模式已計入資本儲備約5,500,000,000港元，以供日後維修及保養娛樂場物業之用。鑑於(i)資本開支預算已計及土地價值及建築成本；(ii)在投資方面與銀河對澳門政府的承諾一致；(iii)銀河管理層認為，該金額對該等娛樂場項目的規模與發展目標而言實屬恰當；鑑於該等娛樂

場項目的資本開支高於批給下的投資責任約澳門幣44億元（約42.72億港元），故吾等認為資本開支為數57.43億港元乃屬合適。及(iv)誠如通函所載，資本儲備相等於資本開支預算的1.1倍（不包括土地成本），吾等認為有關資本開支的假設實在公平合理。

(e) 營運資金的變動

在銀河集團的財務預測中，乃假設所賺取的收入及已產生的開支將於同期收支，而不論收入及開支的付款年期。因此，銀河於二零零四年十二月三十一日的營運資金狀況將不會出現變動。

然而，按實際情況，嘉華建材及銀河管理層預期，由於博彩業務乃屬一項現金業務，相信流動負債將會高於流動資產，而營運資金需求亦會出現負數。此情況亦適用於銀河在二零零四年十二月三十一日的財務狀況，這是由於銀河的博彩局只接受現金，大部分博彩收入已經賺取，並同時為開支項目提供信貸期所致。根據吾等所審閱可供比較公司（定義見第3.2.2節）最近期已刊發賬目，該等營運資金需求為負數的可供比較公司的特點與銀河大致吻合。

銀河集團的營運資金需求出現負數，即表示業務有現金流入。倘就此於現金流量折現估值中作出調整，則營運資金的現金流入應計入銀河集團的流動現金流量，此舉將令銀河集團的估值增加。吾等同意美國評值的意見，為了審慎起見，銀河集團的現金流量折現估值不應計入營運資金的變動（營運資金的需求為負數），且吾等認為已折現現金流量不計入營運資金變動乃屬公平合理。

(f) 折現率

現金流量折現法模式乃採用10%折現率，將銀河集團的現金流量淨額折現至現值。折現率已計入澳門博彩經營業務的有關風險而釐定。吾等已考慮可供比較公司的折現率以及銀河集團面臨的特定風險，吾等認為於進行敏感度分析時，採用10%折現率乃屬公平合理。

3.2.2 市場法

美國評值已採用公司指引法分析多間與銀河集團從事相同或類似業務的可供比較公司。美國評值已挑選五間在美國及澳門從事博彩業務的上市公司(「**可供比較公司**」)。吾等曾與美國評值討論，並留意到美國評值揀選該等可供比較公司時，乃基於(i)公司規模，市值介乎約80億美元至160億美元不等；(ii)地理位置；及(iii)上市實體的業務相似程度。吾等認為揀選該等可供比較公司的基準合理。

由於(i)銀河集團現正處於發展初期，(ii)位於華都酒店之銀河娛樂場自二零零四年七月開業以來業務發展歷史尚短，及(iii)計劃中的銀河星際酒店及銀河路氹城大型娛樂渡假中心將分別於二零零六年及二零零八年開業，吾等認為銀河集團過往業績不能反映其博彩業務的增長潛力，根據過往表現與可供比較公司的營運數字作比較，並非為銀河估值的恰當方法。

該等計算方法及分析乃按企業價值(「**企業價值**」)及銀河二零零九年營運資金變動前的預測經營現金流量為基準。企業價值乃界定為市值另加淨負債。嘉華建材管理層乃視營運資金變動前的預測經營現金流量架構為除税息折舊及攤銷前盈利(「**EBITDA**」)。根據吾等與美國評值、嘉華建材及銀河兩公司管理層進行的討論，銀河二零零九年的營運資金變動前預測現金流量乃假設銀河所賺取收入及已產生開支於同期收支而作出估計。根據此項假設，銀河的應付賬款、應收賬款、預付款項等與其於二零零四年十二月三十一日狀況不變，因此，二零零五年至二零零九年的營運資金亦會不變。事實上，不計入營運資金變動的假設不會影響估計 EBITDA，蓋因收入及開支在任何情況均會予以確認，而不論實際支付現金的時間。鑑於假設所賺取的收入及就收入所產生的開支於同期收支，吾等認為銀河二零零九年的營運資金變動前的預測經營現金流量可作為二零零九年 EBITDA 的理想代表，且吾等認為就估計可作 EBITDA 的代表數字而言，假設所賺取的收入及已產生的開支於同期收支以及不計入營運資金變動乃屬公平合理。

就此所得的「EBITDA 倍數」為釐定公司價值的常用方法之一，由於這個方法會計入市盈率等其他倍數不包括的負債，因此就有意收購者的角度來看，這方法較為合適。吾等認為企業價值對 EBITDA 倍數是博彩業務最常用及恰當的估值方法。尤其是，吾等認為就收購事項而言，使用企業價值對 EBITDA 倍數作為估值

基準，較其他估值倍數(例如市盈率)更為合適，蓋因企業價值對 EBITDA 倍數受到美國及澳門的可供比較公司各自的資本結構、資本開支需要、稅制以及對折舊及攤銷採用的政策不同影響而造成的偏差較少。

誠如上文所述，吾等認為利用扣除利息及稅項前的預測現金流量作為 EBITDA 的代表乃屬恰當之舉，因此，吾等認為利用二零零九年 EBITDA 與可供比較公司的 EBITDA 相比乃屬恰當。由於銀河集團需於二零零八年銀河路氹城大型娛樂渡假中心第一期落成後，方會於整個財政年度全面投入業務，因此，於計算可供比較公司的企業價值對 EBITDA 倍數時，美國評值乃採用二零零九年 EBITDA 倍數。

就達致二零零九年 EBITDA 時，美國評值首先考慮證券分析員就可供比較公司作出的二零零四年至二零零六年 EBITDA 倍數預測。然後，採用二零零六年 EBITDA 倍數(即於二零零四年十二月三十日摘錄自彭博，並與市場共識的二零零六年 EBITDA 倍數)，經考慮各間可供比較公司於二零零四年至二零零六年間的 EBITDA 倍數年增長率及預測複合年增長率，就此推算二零零九年 EBITDA 倍數預測。吾等曾與美國評值進行討論並據此了解，在釐定各可供比較公司的複合年增長率時，其已計入(i)有關公司現時各自處於穩定增長或發展階段；及(ii)各可供比較公司於二零零三年至二零零六年市場對複合年增長率預測的共識(此乃按二零零三年及二零零四年的實際增長率以及二零零五年至二零零六年的證券分析員的估計增長)。吾等已審閱美國評值就各可供比較公司於二零零六年至二零零九年推算的個別複合年增長率。吾等認為(i)該等預測符合或低於市場其他證券分析員估計二零零三年至二零零六年的複合年增長率，(ii)同時亦符合或低於市場其他證券分析員按 EBITDA 估計二零零三年至二零零九年增長率預測。因此，吾等認為美國評值計算所得二零零九年 EBITDA 倍數預測，實屬公平合理。根據美國評值的計算方法，為銀河集團估值時，乃使用可供比較公司的平均企業價值對 EBITDA 倍數10.8倍。吾等已就可供比較公司的二零零四年至二零零六年 EBITDA 倍數，與彭博的資料核對，留意到市場目前對二零零四年至二零零六年 EBITDA 倍數的共識，與二零零四年十二月者並無重大變動。

資本開支的現值乃就達致銀河集團估值所使用上述行業平均企業價值／EBITDA 計算的業務企業價值扣減所得。

3.2.3 *羅兵咸永道函件*

吾等已審閱羅兵咸永道向嘉華建材發出的函件(「**羅兵咸永道函件**」)，內容是有關其對美國評值編製銀河集團估值中所用銀河於澳門自二零零五年至二零二二年六月的博彩批給期間的現金流量折現，以及摘錄自現金流量折現的二零零九年 EBITDA 的意見。吾等曾與羅兵咸永道討論，並得悉羅兵咸永道函件乃根據香港保證業務準

則(Hong Kong Standard on Assurance Engagements)第3000號，並已參照香港會計師公會頒佈的核數指引第3.341項「對溢利預測作出的會計師報告」(「**AG 3.341**」)所載程序而編製，以純粹協助嘉華建材董事評估現金流量折現及公司指引估值中所用二零零九年 EBITDA(就有關計算方面而言)是否根據嘉華建材董事及銀河管理層所作基準及假設獲妥善編製。

羅兵咸永道函件所編製的範疇存在若干限制，致使羅兵咸永道無法評估以下基準及假設是否合適。鑑於工作範疇有限可能會對羅兵咸永道給予的保證造成不利影響，故此，吾等並無依賴羅兵咸永道函件內的意見。吾等已進行本函件所載的分析及研究，以達致吾等的意見。吾等就羅兵咸永道函件中的有保留基準及假設發表的意見及達致吾等意見的基準現概述如下。

羅兵咸永道無法評估的基準及假設	**吾等對有關假設的意見**
1. 估值報告所述直至二零二二年為止十七年期間，澳門博彩業的市況	吾等對澳門博彩業的研究，乃載於「**2.3.1 宏觀理由—澳門旅遊及博彩市場概覽**」一節。吾等認為計算現金流量折現及二零零九年 EBITDA 中有關市況的假設，即澳門博彩市場於批給期間內的增長率公平合理，而吾等的基準乃載於本函件「**3.2.1 (i)(a)澳門博彩市場的增長**」一節。
2. 估值報告所述直至二零二二年為止十七年期間，銀河於澳門的市場定位	吾等對銀河的市場定位，乃載於「**2.1 銀河集團的業務及過往財務表現**」及「**2.3.2 微觀理由—銀河集團的定位**」兩節。吾等認為銀河的定位，即按詮釋為計算現金流量折現及二零零九年 EBITDA 中假設銀河於批給期間內爭取的市場佔有率公平合理，而吾等的基準乃載於本函件「**3.2.1 (i)(b)銀河集團的整體市場份額**」一節。

羅兵咸永道無法評估是否合適的基準及假設	吾等對有關假設的意見
3. 估值報告所述直至二零二二年為止十七年期間，銀河的博彩及非博彩經營業務的成本架構	根據吾等於本函件「**3.2.1 (i)(c)直接博彩開支(包括博彩稅)**」一節的分析，吾等認為計算現金流量折現及二零零九年EBITDA中假設的博彩及非博彩經營業務的成本架構公平合理。
4. 取得估值報告所述資本開支所需的足夠資金	嘉華建材董事告知吾等，銀河管理層有意透過舉債、集資及內部現金流量三者兼併的方式，作為估值所述估計資本開支所需的資金。嘉華建材及銀河的管理層正與多間銀行進行洽商，並積極檢討各個不同融資方案，包括項目融資及債務證券。 從近期市場消息可見，博彩業務營辦商普遍透過舉債籌集擴充計劃所需資金。例如，永利渡假村(澳門)股份有限公司於二零零四年下半年成功籌措兩筆項目融資，分別為數382,000,000美元及117,000,000港元。該等交易的市場反應踴躍，由合共12間銀行籌集銀團融資。吾等認為銀河仍然面對未能籌集足夠現金，或另覓資金來源以應付娛樂場項目所需資本開支的風險。吾等已特別提醒嘉華建材獨立股東本函件第8節的有關風險。有關詳情，請參閱通函附錄一「風險因素」一節。吾等認為，上述風險並不影響吾等對美國評值所用假設的公正、完整及合理程度的意見。

羅兵咸永道無法 評估是否合適的基準及假設	吾等對有關假設的意見
5. 折現現金流量及二零零九年EBITDA並無包括來自營運資金變動的現金流入或流出	根據吾等於本函件「**3.2.1 (i)(e)營運資金的變動**」及「**3.2.2市場法**」兩節的分析，吾等認為計算折現現金流量及二零零九年EBITDA並無包括營運資金變動實屬公平合理。
6. 採用10%折現率以計算銀河於澳門自二零零五年至二零二二年的博彩批給期間內的現金流量淨額	根據吾等於本函件「**3.2.1 (i)(f)折現率**」一節的分析，吾等認為採用10%折現率的假設公平合理。

3.3 收購價支付方式

收購價的主要部分(80%)，即14,724,158,420港元將以發行嘉華建材代價股份支付。以代價股份支付部分收購事項價格，讓嘉華建材可收購高增長潛力的澳門博彩業務，倘若需動用現金支付代價，則嘉華建材未必可以負擔。誠如下文第4.1段所述，嘉華建材代價股份的發行價每股作價8.0港元(「**發行價**」)，較二零零四年十月首次公佈可能注入澳門博彩業務前嘉華建材股份每股價格少於2.0港元有大幅溢價。

發行價亦較二零零四年十二月三十一日嘉華建材股份每股資產淨值1.11港元有大幅溢價620.72%。嘉華建材當其時僅涉及建材業務。此外，吾等相信市場正評估澳門放寬博彩市場的管制後可能創造的機會，以及澳門政府就旅遊業採取的措施以及基建設施的改善，而這些措施及基建目前的進度理想。發行價已反映市場人士經衡量回報及風險後願意作出投資的決定。

經考慮到代價基準、估值方法、有關假設以及收購價大部分以非現金方式支付，並計及嘉華建材將可控制具有高增長潛力的博彩業務，吾等認為收購價實屬公平合理。

4. 支付代價方式

4.1 *嘉華建材代價股份*

收購價的80%將按每股嘉華建材股份8.0港元向賣方發行入賬列為繳足的嘉華建材代價股份支付。City Lion、呂博士及該等信託已同意向聯交所承諾不會於完成後六個月期間內出售任何彼等於完成時所持有的嘉華建材股份。發行價較：

(i) 嘉華建材股份於二零零五年三月四日(即最後買賣日期)在聯交所所報收市價每股8.50港元折讓約5.88%；

(ii) 嘉華建材股份截至二零零五年三月四日(即最後買賣日期)為止(包括該日)期間連續五個交易日所報的平均收市價每股7.95港元溢價約0.63%；

(iii) 嘉華建材股份截至二零零五年三月四日(即最後買賣日期)為止(包括該日)期間連續十個交易日所報的平均收市價每股8.04港元折讓約0.50%；

(iv) 嘉華建材股份截至二零零五年三月四日(即最後買賣日期)為止(包括該日)期間一個月所報的平均收市價每股7.75港元溢價約3.23%；

(v) 嘉華建材股份截至二零零五年三月四日(即最後買賣日期)為止(包括該日)期間三個月所報的平均收市價每股6.39港元溢價約25.20%；

(vi) 嘉華建材股份截至二零零五年三月四日(即最後買賣日期)為止(包括該日)期間六個月所報的平均收市價每股4.20港元溢價約90.48%；

(vii) 嘉華建材股份於一年期間內所報的平均收市價每股2.45港元溢價約226.53%；

(viii) 嘉華建材股份於最後實際可行日期所報的平均收市價每股5.75港元溢價約39.13%；及

(ix) 每股嘉華建材股份於二零零四年十二月三十一日的經審核綜合資產淨值每股1.11港元溢價約620.72%。

4.1.1 與近期收購事項的比較

吾等已就香港近期進行的收購事項進行研究，該等收購事項包括收購人或收購目標為香港上市公司、自二零零五年三月四日起計過去十二個月內公佈而目標公司

價值高於100,000,000港元，以及所發行的代價股份相當於收購事項總代價主要部分。吾等已確定六項交易，並留意到各發行價介乎無出現折讓至折讓約27.9%不等。發行價與嘉華建材股份於最後買賣日期的收市價的折讓介乎這個範圍以內。

收購人名稱	公佈日期	已公佈交易總值* (百萬港元)	代價股份佔總代價百分比 (%)	發行價較公佈前最後收市價折讓／(溢價) (%)
聯想集團有限公司	二零零四年八月十二日	1,750	48.0%	0.00%
駿威汽車有限公司	二零零五年一月四日	128	21.0%	1.93%
東方鑫源(集團)有限公司	二零零四年十二月三十日	2,894	100.0%	3.87%
黃金集團有限公司	二零零五年一月二十日	169	40.0%	15.83%
信德集團有限公司	二零零四年八月十一日	1,500	50.0%	16.00%
中聯系統控股有限公司	二零零四年一月二十八日	7,121	55.0%	27.90%
收購事項	二零零五年四月十八日	18,405	80%	5.88%

資料來源：彭博

4.1.2 *嘉華建材股份股價分析*

吾等已檢討每股嘉華建材股份於二零零四年三月五日至二零零五年三月四日(包括該日在內)一年期間(「**一年期間**」)的股價表現。嘉華建材股份一年期間的收市價介乎每股0.55港元至每股9.35港元，平均收市價2.45港元。

誠如下列圖表所示，二零零四年三月至二零零四年九月期間，嘉華建材股份的成交價長期低於1.2港元，並大幅低於發行價。其後，嘉華建材股份股價維持上升趨勢，於二零零五年一月六日飆升至一年期間最高位9.35港元，較發行價高出6.8倍。吾等曾參閱嘉華建材於此期間發出的公佈，並留意到嘉華建材與嘉華國際曾於二零零四年十月七日發出聯合公佈，其中嘉華建材表示，正就將若干澳門博彩事業注入嘉華國際或嘉華建材的可行性，進行初步概念性研究。二零零五年一月二十日，嘉華建材與嘉華國際再次發出聯合公佈，其中嘉華國際表示，已就可能將銀河多數股權注入嘉華建材一事，獲得澳門政府批准。

貴公司股價走勢


10
9
8
7
6
5
4
3
2
1
0
收市價(港元)
發行價
3/5/2004
4/28/2004
6/17/2004
8/9/2004
9/27/2004
11/18/2004
1/7/2005
3/2/2005
— 嘉華建材 (27) 香港股票最後價格
— 嘉華建材 (27) 香港股票發行價

下圖顯示於一年期間相對恒生指數嘉華建材股份之表現。

吾等亦曾根據恒生指數，審議嘉華建材股價於一年期間內的走勢，以評估其相對於恒生指數的表現。誠如下列圖表所示，自二零零四年十月以來，嘉華建材股份在公司現有建材業務並無不尋常或重大改變的情況下，表現明顯較恒生指數優勝。與二零零四年十月十四日公佈可能注入若干澳門博彩業務前的股價每股嘉華建材股份2.0港元比較，發行價存在顯著溢價；與二零零四年十二月三十一日嘉華建材每股資產淨值1.11港元比較，更有大幅溢價(620.72%)。吾等認為，嘉華建材股份股價近月大幅飆升，顯示市場對注入澳門博彩事業有所憧憬，因而導致嘉華建材股份股價大增。換言之，公司公佈可能注入一項澳門博彩事業後，嘉華建材的股價已不再單純反映其本身單獨的價值。誠如本函件第4.1節所載，嘉華建材代價股份大部分期間按溢價配發，就此而言，吾等認為，8.0港元的發行價，實際上對嘉華建材及嘉華建材獨立股東有利。

相對恒生指數嘉華建材股份之表現


1,200
1,000
800
600
400
200
0
-200
4/1/2004
5/25/2004
7/16/2004
9/3/2004
10/27/2004
12/15/2004
2/3/2005
嘉華建材
恒生指數

資料來源：彭博

4.1.3 有形資產淨值

吾等亦曾將每股嘉華建材股份緊隨收購事項後的經審核綜合有形資產淨值及未經審核備考綜合有形資產淨值與發行價作出比較。吾等得悉，緊隨收購事項後，每股嘉華建材股份經審核綜合有形資產淨值約為1.11港元；每股嘉華建材股份未經審核備考綜合有形資產淨值約為5.15港元。因此，發行價較緊隨收購事項後的每股嘉華建材股份經審核綜合有形資產淨值溢價約620.7%；較每股嘉華建材股份未經審核備考綜合有形資產淨值溢價約55.4%。嘉華建材代價股份的發行，將會提高每股嘉華建材股份緊隨收購事項後的資產淨值。

基於吾等(i)對收購事項代價基準的分析；(ii)對嘉華建材股份股價表現的分析；(iii)對過去12個月香港公開收購交易的代價股份發行價所作的比較；及(iv)對發行價與每股嘉華建材股份資產淨值的比較，吾等認為從收購事項整體而論，發行價屬公平合理。

4.2 現金及／或定息票據

收購價約20%將通過向賣方發行3,681,039,603港元的定息票據，或由嘉華建材全權酌情決定，以發行定息票據及／或現金方式支付。

定息票據條款摘要載於通函附錄十五。定息票據的主要條款包括：

還款：	除非先前已獲贖回，否則為定息票據發行日之後計13個月	
地位：	無抵押、與嘉華建材所有其他現時及將來的無抵押及非從屬債項具有同等地位	
利息：	第一個月：	年利率0%
	第二至第四個月：	年利率6%
	第五至第七個月：	年利率7%
	第八至第十個月：	年利率8%
	第十一至第十三個月：	年利率9%
	應計利息將於每月利息期最後一天期終償付。只要定息票據仍未贖回，嘉華建材均不會宣派股息。	
贖回：	嘉華建材可隨時發出三個營業日的不可撤回事先書面通知，按面值另加應計及未付利息，贖回定息票據。	
	嘉華建材或關連實體從任何股本相關集資活動(不包括根據於本通函日期存續的購股權計劃或責任發行股份)所得款項淨額，全部均須首先用於贖回定息票據。	
	定息票據獲悉數贖回前，嘉華建材不得宣派及／或支付股息。	
	定息票據獲悉數贖回前，除嘉華建材集團及／或銀河集團日常業務過程中的貸款或付款外，嘉華建材不得向任何關連公司或人士作出任何貸款或其他非貿易付款。	

定息票據是賣方提供的一項過渡性貸款，為收購價提供部分資金。定息票據並無抵押，按漸進利率計息，旨在鼓勵提早贖回定息票據。定息票據首12個月年利率約為6.8%。吾等從彭博摘錄19種(i)自一九九九年起由可供比較公司發行；及(ii)年期五至八年的市場債券。吾等得悉，可供比較公司所發行的債券，其到期收益全部均介乎6%至12%。

定息票據首12個月年利率約為6.8%，處於上述債券發行的票息年率範圍內。鑒於(i)定息票據不能流通；(ii)屬短期票據；(iii)不設母公司或企業擔保；及(iv)考慮到

定息票據實際上屬過渡性貸款及收購融資(而收購融資通常應有較高的邊際利潤,並需首先支付安排費),吾等認為,定息票據首12個月平均利率6.8%屬公平合理。儘管定息票據以漸進利率計息,若嘉華建材於到期日前贖回定息票據,實際年利率將低於6.8%,因此吾等仍認為,利率約6.8%已包括一切利息及有關費用(並不需付一次過之安排費用),對嘉華建材有利。

嘉華建材於二零零五年四月二十一日公佈,以每股嘉華建材股份作價8.0港元,向投資者配售146,000,000股嘉華建材股份。嘉華建材股份由嘉華國際全資附屬公司Sutimar Enterprises Ltd 配售。完成配售後,嘉華國際將以每股嘉華建材股份8.0港元之價格,認購146,000,000股嘉華建材股份。配售所得款項淨額約1,137,000,000港元,擬用於履行嘉華建材根據收購事項的付款責任。據嘉華建材董事確認,所得款項淨額將用於支付收購價的20%。收購價的20%,即3,681,000,000港元將透過向賣方發行2,544,000,000港元定息票據,另從配售所得款項淨額撥支現金1,137,000,000港元支付。2,544,000,000港元定息票據於13個月期間的利息(假設並未於13個月期間屆滿前贖回),估計為191,000,000港元。嘉華建材董事認為,以嘉華建材集團及銀河集團的現金流量合計,將足以於到期時支付利息付款及本金贖回額。

經考慮上述各項後,鑒於(i)嘉華建材代價股份發行價公平合理;及(ii)吾等同意嘉華建材董事的意見,認為將有足夠資金支付定息票據的利息付款及本金贖回額,因此吾等認為,收購價的整體付款安排屬公平合理。

5. 收購事項的財務影響

吾等已審議通函附錄六所載根據香港財務報告準則編製的經擴大嘉華建材集團於二零零四年十二月三十一日未經審核備考財務報表,並對收購事項對嘉華建材的財務影響分析如下。

5.1 *資產淨值*

經擴大嘉華建材集團的未經審核備考綜合資產淨值報表,乃根據嘉華建材集團於二零零四年十二月三十一日的綜合資產負債表而編製,並假設收購事項已於二零零四年十二月三十一日完成。經擴大嘉華建材集團於二零零四年十二月三十一日的未經審核備考資產淨值約為16,151,000,000港元,較嘉華建材集團於二零零四年十二月三十一日的資產淨值1,446,000,000港元,增加14,705,000,000港元,主要由於銀河集團於二零零四年十二月三十一日資產淨值的備考調整所致,並已就其已發行

股本於二零零五年二月三日重組、嘉華建材未收購的少數權益、以及所有可識別資產與負債(包括無形資產及或然負債)的公平值作出調整。備考調整詳情載於通函附錄六經擴大嘉華建材集團未經審核備考財務資料。

每股嘉華建材股份於二零零四年十二月三十一日的未經審核備考資產淨值為5.15港元，乃根據經擴大嘉華建材集團備考資產淨值16,151,000,000港元及經擴大備考已發行股份數目3,136,995,361股而計算，較緊接完成前的每股資產淨值1.11港元增加364%。

5.2 *盈利*

經擴大嘉華建材集團的未經審核備考綜合損益表，乃根據嘉華建材集團截至二零零四年十二月三十一日止年度綜合損益表而編製，並假設收購事項已於二零零四年一月一日完成。嘉華建材集團截至二零零四年十二月三十一日止年度的營業額為1,299,000,000港元，純利為33,000,000港元。收購事項將擴大嘉華建材集團的營業額及溢利基礎。經擴大嘉華建材集團的未經審核備考營業額為1,423,000,000港元，淨虧損955,000,000港元。

錄得淨虧損的主要原因，是就已收購無形資產按估計可用年期攤銷約888,000,000港元的全年效應作出調整。無形資產主要為於澳門經營娛樂場的權利。誠如經擴大嘉華建材集團未經審核備考財務資料所載，從會計角度而言，嘉華建材代價股份的公平值和銀河集團可識別資產及負債的公平值，將於完成日期再作評估，而其公平值的任何變動，將影響無形資產的價值和攤銷額。收購事項的成本與就此確認的可識別資產及負債的應佔公平淨值之間的差額，將會入賬列為商譽或負商譽(視乎情況而定)。因此，商譽或負商譽(視乎情況而定)的金額，將在嘉華建材集團的損益表中確認，惟須視乎嘉華建材股份於完成日期的股價而定。吾等認為，這項無形資產攤銷單獨而言對經擴大嘉華建材集團的盈利造成負面影響，因為根據香港法例，嘉華建材僅可從可供分派溢利中宣派股息，若有累計虧損，則不得以派息方式作出任何分派。因此，視乎收購事項後的任何商譽規模而定，嘉華建材可能無法以派息方式分派任何溢利，除非及直至獲法庭批准削減股本抵銷累計虧損，或在其後年度賺取足以抵銷上述影響的溢利。

5.3 資產負債率

誠如上文第2.2 (b)段所述，嘉華建材集團於二零零四年十二月三十一日的資產負債率為6.6%。根據經擴大嘉華建材集團的備考賬目所載，計入銀河集團借貸及定息票據後，該資產負債率將會增加至12.53%。

誠如本通函所載，二零零五至二零零九年銀河集團資本開支估計約為5,743,000,000港元，將由債務融資、資本融資及內部現金等綜合提供。誠如上文第4.2段所述，嘉華建材於二零零五年四月二十一日公佈，將通過先舊後新配股，發行新股本146,000,000股股份，所得款項淨額約1,137,000,000港元。嘉華建材董事進一步向吾等表示，該等股份獲亞洲、美國及歐洲的大型投資者認購，包括退休基金及專門投資博彩股的基金。嘉華建材管理層認為，短期內無需在資本市場進一步集資。嘉華建材及銀河集團正積極研究，有關方面向他們提交的其他形式融資建議方案，包括項目融資及發行債務證券等。

由於銀河將於收購事項完成時成為嘉華建材的附屬公司，嘉華建材將把銀河集團所有借貸(嘉華建材集團內部借貸除外)併入其綜合賬目內。假設估計所需資本開支全部由外部借貸提供，經擴大嘉華建材集團的資產負債率將提高至30.38%。吾等已對下列公司於二零零四年十二月三十一日的資產負債率作出比較，揀選此等公司是因為：(i)從事博彩事業；(ii)經營同類型業務及資本環境相類似。

公司名稱	彭博代號	資產負債率
Las Vegas Sands	LVS US	13.75%
MGM Mirage	MGM US	45.20%
Caesars Entertainment	CZR US	40.14%
Wynn Resorts	WYNN US	37.75%
新濠國際發展有限公司	200 HK	－13.36%
平均		24.69%
平均(不包括新濠國際發展有限公司)		34.21%
經擴大嘉華建材集團		**30.38%**

資料來源： 彭博

基於以上所述，經擴大嘉華建材集團的資產負債率處於範圍之內，並接近可供比較公司(不包括新濠國際發展有限公司，該公司於二零零四年尚未經營博彩業務)的平均值。吾等認為，經營博彩事業的公司如經擴大嘉華建材集團，具備此等資產負債率屬公平合理。

5.4 *營運資金與流動資金*

誠如上文第2.2 (b)段所述，嘉華建材集團於二零零四年十二月三十一日的流動比率為2.31倍。根據未經審核備考賬目，經擴大嘉華建材集團的流動比率將會下降至1.39倍，但經擴大嘉華建材集團的流動資產將仍足以償付其流動負債。

經擴大嘉華建材集團根據未經審核備考賬目所載的現金及銀行結餘約為1,514,000,000港元，對比嘉華建材集團於二零零四年十二月三十一日所持現金及銀行結餘約171,000,000港元。現金結餘增加乃來自銀河集團就已發行但未兑換的籌碼所持有的大量現金儲備以及二零零五年二月三日按面值發行751,900股銀河新股以換取合共730,000,000港元(已載於會計師報告第III節)。於二零零四年十二月三十一日，銀河集團所持現金結餘約808,000,000港元，足以償付於二零零四年十二月三十一日已發出籌碼約528,000,000港元。

吾等留意到銀河集團於二零零四年十二月三十一日的流動負債淨額為365,000,000港元，流動比率為0.70倍。吾等曾與嘉華建材管理層討論有關對於銀河集團流動資金內流動負債淨額的影響。嘉華建材管理層已向吾等提供銀河集團於二零零五年二月二十八日的最近期管理賬目，並告知吾等銀河的流動比率已改善至1.1倍，即於二零零五年二月重組股本後已錄得淨流動資產而非淨流動負債。重組完成及發行新股份後，銀河的股本由二零零四年十二月三十一日的194,000,000港元，增至924,000,000港元，有關詳情載於附錄五「有關銀河的財務資料」一節「第III節—結算日後事項」一段。儘管銀河集團於二零零四年十二月三十一日錄得流動負債，吾等認為這對經擴大嘉華建材集團的營運資金所造成的影響合理，此乃由於(i)經擴大嘉華建材集團於二零零四年十二月三十一日的流動比率為1.39，即流動資產足以抵銷流動負債；及(ii)銀河於二零零五年二月進行重組時增加股本後，銀河的流動比率於二零零五年二月二十八日已改善至1.1倍。

嘉華建材董事認為，經計入本通函日期起計最少12個月的營運資金需求後，如無不可預見的情況，經擴大嘉華建材集團將具有足夠資金以供其營運所需。

吾等經考慮上述各種因素後認為，就整體而言，儘管無形資產的攤銷對經擴大嘉華建材集團的盈利造成負面影響，由於(i)經擴大嘉華建材集團的資產淨值將會有所增加，由嘉華建材集團的資產淨值1,446,000,000港元，增至14,705,000,000港元，加上嘉華建材股份的每股資產淨值增加了364%，由每股1.11港元增至每股5.15

港元；(ii)經擴大嘉華建材集團的資產負債水平乃處於該等可供比較公司的範圍以內；及(iii)流動比率的減少幅度合理，故此，吾等認為收購事項對嘉華建材的整體財務影響正面。

6. 股權攤薄

收購價為18,405,198,023港元，賣方將獲配發及發行1,840,519,798股入賬列為繳足的嘉華建材代價股份，每股嘉華建材股份作價8.0港元，作為80%收購價的付款。

嘉華建材代價股份佔嘉華建材於收購協議日期已發行股本約141.9%，假設完成日期亦為該日，將佔嘉華建材經擴大已發行股本約58.7%。其後，根據二零零五年四月二十一日所公佈的配售及認購，以及根據僱員認股權的行使，已發行進一步的嘉華建材股份。假設除於完成時發行嘉華建材代價股份外，其已發行股本由本通函日期至完成日期期間並無變動，嘉華建材代價股份約佔嘉華建材現有已發行股本約127.5%，佔緊隨完成後經擴大已發行股本約56.0%。

嘉華建材於(a)緊接完成前;(b)緊隨完成後但於任何 Brightwealth 認股權及僱員認股權獲行使前;(c)緊隨完成及僱員認股權獲悉數行使後但於任何 Brightwealth 認股權獲行使前;(d)緊隨完成及 Brightwealth 認股權悉數行使後但於任何僱員認股權獲行使前;及(e)緊隨完成及 Brightwealth 認股權及僱員認股權獲悉數行使後的股權結構如下:

	完成前		緊隨完成後但於任何 Brightwealth 認股權(附註2)及僱員認股權(附註5)獲行使前		緊隨完成及僱員認股權(附註5)獲悉數行使後但於任何 Brightwealth 認股權(附註4)獲行使前		緊隨完成及 Brightwealth 認股權(附註4)悉數行使後但於任何僱員認股權(附註5)獲行使前		緊隨完成及 Brightwealth 認股權(附註4)及僱員認股權(附註5)獲悉數行使後	
	嘉華建材股份數目	%	嘉華建材股份數目	%	嘉華建材股份數目	%	嘉華建材股份數目	%	嘉華建材股份數目	%
嘉華國際	852,775,351	59.06	852,775,351	25.96	852,775,351	25.82	852,775,351	25.96	852,775,351	25.82
該等信託(包括City Lion)、呂博士及其配偶	90,380,819	6.26	1,250,830,025	38.08	1,256,130,025	38.03	1,250,830,025	38.08	1,256,130,025	38.03
呂氏家族成員(不包括呂博士及其配偶)	2,164,135	0.15	274,368,695	8.35	282,228,695	8.54	599,984,317	18.27	607,844,317	18.40
嘉華建材董事(不包括呂氏家族成員)(附註3)	1,537,810	0.11	1,537,810	0.05	3,247,810	0.10	1,537,810	0.05	3,247,810	0.10
純粹嘉華國際董事(不包括呂氏家族成員)(附註3)	65,306	0.00	65,306	0.00	1,735,306	0.05	65,306	0.00	1,735,306	0.05
何安全(透過 Future Leader)	—	—	82,250,410	2.50	82,250,410	2.49	82,250,410	2.50	82,250,410	2.49
Brightwealth(附註4)	—	—	325,615,622	9.91	325,615,622	9.86	—	—	—	—
公眾股東	496,942,142	34.42	496,942,142	15.13	499,354,142	15.12	496,942,142	15.13	499,354,142	15.12
總計	1,443,865,563	100.0	3,284,385,361	100.0	3,303,337,361	100.0	3,284,385,361	100.0	3,303,337,361	100.0

附註:

1. 計算上表所示百分比時,乃假設除了行使 Brightwealth 認股權及僱員認股權外,自最後實際可行日期至完成為止,嘉華建材的已發行股本不變。

2. 有關 Brightwealth 認股權的詳情,乃載於嘉華建材董事函件中「**Brightwealth 認股權**」一段。國浩集團有限公司的全資附屬公司 Brightwealth 為收購事項的少數權益賣方之一,並為於銀河的被動投資者。國浩集團有限公司及其控股股東目前概無擔任且於將來亦不會擔任銀河或嘉華建材的管理層職務。緊隨完成後,Brightwealth 將會持有嘉華建材的股權,故此將成為公眾股東。

3. 羅志聰先生及張惠彬博士均出任嘉華建材及嘉華國際董事,並擁有嘉華建材股份。彼等的權益列為「嘉華建材董事(不包括呂氏家族成員)」一欄。

4. Brightwealth 認股權涉及的嘉華建材股份於發行時將由 Brightwealth 控制,相當於當時已發行嘉華建材股份不足10%,因此,將會計入嘉華建材公眾持股量的一部分。就嘉華國際及嘉華建材而言,Brightwealth 乃一獨立第三方。倘若 Brightwealth 認股權獲悉數行使,則於完成後 Brightwealth 持有 Brightwealth 認股權項下的325,615,622股嘉華建材股份將由 Kentlake 及 Top Notch 擁有。231,615,731股嘉華建材股份將由 Top Notch 擁有,根據證券及期貨條例,呂耀東將於該等股份擁有須予公佈權益。93,999,891股嘉華建材

股份將由 Kentlake 擁有，根據證券及期貨條例，呂耀東及何安全將於該等股份擁有須予公佈權益，而由 Kentlake 及 Top Notch 將會擁有的嘉華建材股份將不再計入嘉華建材的公眾持股量。該等股份僅歸類為「呂氏家族成員(不包括呂博士及其配偶)」。倘若 Brightwealth 認股權行使時嘉華建材的公眾持股量不足，則此舉將會違反上市規則第13.32條，致使嘉華建材的股份可能須因而暫停買賣，直至嘉華建材採取適當步驟以恢復其公眾持股量。

5. 於最後實際可行日期，呂氏家族成員擁有僱員認股權有關合共13,160,000股嘉華建材股份的權益，而其他嘉華建材董事及嘉華國際董事則擁有根據僱員認股權計劃授出有關合共3,380,000股嘉華建材股份的認股權權益。

誠如上表所示，緊隨完成後但於任何 Brightwealth 認股權及僱員認股權(緊隨完成後，鑑於 Brightwealth 持有嘉華建材股權，Brightwealth 將成為一公眾股東)獲行使前，公眾股東持股將由約34.42%減少至約25.04%。因此，嘉華建材現有公眾股東的現有持股，將因發行嘉華建材代價股份而被攤薄約27.25%。

儘管收購事項將對嘉華建材獨立股東造成攤薄效應，但考慮到收購事項對嘉華建材帶來正面的整體財務影響，尤其是於收購事項後，每股嘉華建材股份資產淨值將增加約364%，吾等認為，對於嘉華建材獨立股東股權的攤薄，就嘉華建材獨立股東而言公平合理。

7. 整體結論

吾等認為，就每一項影響單獨而言，收購事項將導致每股嘉華建材股份資產淨值增加，但在盈利、資產負債率及股權攤薄等方面，將帶來負面影響。然而，誠如上文第2.3節「進行收購事項的理由」一節所述，考慮到不論從整體宏觀角度或個別業務角度分析，皆一一顯示銀河集團具備正面業務前景，吾等認為，嘉華建材開拓前景可觀的博彩事業、擴大業務範圍、以及增闢收入來源，乃符合公司利益之舉。由此觀之，綜合各項分析的結果，收購事項對嘉華建材獨立股東而言乃屬公平合理。

8. 主要風險因素

除通函附錄一所詳細闡釋有關收購事項的各項風險因素外，(i)美國評值就達致銀河集團估值；(ii)吾等審閱美國評值估值報告所載假設時，美國評值與吾等所考慮的主要風險因素概述如下，下文所載因素不會影響吾等對美國評值所採用假設是否公平、合理及完備的意見；且(iii)吾等認為嘉華建材股東亦須同樣加以留意下列主要因素：

(i) 4.1%之邊際利潤僅適用於位於華都酒店之銀河娛樂場，因為 貴公司的策略是要以最少的資本開支，在短時間內以新營辦商地位爭佔市場。假以時日，隨著銀河星際酒店及銀河路氹城大型娛樂渡假中心開業，預期整體邊際利潤將會有所改善；

(ii) 資金來源未必可按銀河集團資金需求確切到位。據吾等向嘉華建材董事所了解，資本開支的資金來源將來自內部資金、嘉華建材注資及貸款、手頭現金及借貸等；

(iii) 二零零九年後會否獲准擴大經營權尚屬未知之數，因此存在風險；

(iv) 能否與中介人保持和諧關係，以及能否引入新中介人；

(v) 二零零四年來自中國內地的遊客佔中國內地遊客總人數一半以上，而位於華都酒店之銀河娛樂場的來賓亦大多數來自中國內地。一旦中國內地的經濟及社會狀況或法律及法規出現任何不利變動，可能會對中國內地的整體經濟增長、中國內地中產人口的規模以及高淨值資產人士的數目或中國內地資金的流出造成不利影響；及

(vi) 銀河集團目前並無向中介人或博彩客提供信貸。向澳門中介人或博彩客提供的信貸一般無抵押，而貴賓博彩客的應收款項能否收回，可能受到其原居地的經濟趨勢或環境的不利影響。由於澳門境內的娛樂場設施日益增加，銀河集團可能須於日後開始向中介人或博彩客提供信貸。因此，即使銀河未能收回有關應收款項，也可能須就顧客贏款繳納博彩稅。

整體建議

經考慮上述各項因素後，吾等認為，收購事項乃按正常商業條款訂立，實屬公平合理，亦符合嘉華建材及嘉華建材股東的整體利益。因此，吾等建議嘉華建材獨立董事委員會，推薦嘉華建材獨立股東投票贊成將於股東特別大會提呈的決議案，以批准收購事項。

此致

嘉華建材獨立董事委員會及
嘉華建材獨立股東 台照

代表
德國商業銀行香港分行

富國德	**何婉儀**
香港分行行長	企業融資（併購業務）主管

謹啟

二零零五年六月三十日

以下所載嘉華國際獨立董事委員會的函件全文，當中載列其向嘉華國際獨立股東就有關收購事項提供的推薦建議。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：173)

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要營業地點：
香港
北角
渣華道191號
嘉華國際中心
29樓

敬啓者：

可能收購
銀河娛樂場股份有限公司的88.1%有投票權股份
(附有97.9%經濟權益)

嘉華建材有限公司
的關連交易及非常重大的收購事項

及

K. Wah International Holdings Limited
嘉華國際集團有限公司
的關連交易、被視為非常重大的出售事項
及非常重大的收購事項

吾等茲提述嘉華國際及嘉華建材於二零零五年六月三十日聯合發出的通函(「本通函」)，本函件為其中一部分。除文義另有規定者外，本通函所界定詞彙與本函件所用者具有相同涵義。

* 僅供識別

嘉華國際獨立董事委員會函件

吾等獲委任為嘉華國際獨立董事委員會成員，以考慮收購事項，並就收購事項之條款及條件是否公平合理，向嘉華國際獨立股東提供意見，並就嘉華國際獨立股東應否投票贊成將於嘉華國際股東特別大會上提呈的普通決議案提供推薦建議，以及考慮及酌情批准收購事項之條款及條件。英高已獲聘任為獨立財務顧問，就收購事項之條款向嘉華國際獨立董事委員會提供意見。

謹此敦請　閣下留意嘉華國際董事函件（載於本通函第49至56頁）及英高函件（載於本通函第143至161頁）。

吾等經考慮英高的意見後認為，收購事項之條款及條件對嘉華國際獨立股東而言屬公平合理，且收購事項亦符合嘉華國際及嘉華國際股東的整體利益。因此，吾等建議嘉華國際獨立股東投票贊成將於嘉華國際股東特別大會上提呈的普通決議案，以批准收購事項之條款及條件。

此致

列位嘉華國際獨立股東　台照

嘉華國際獨立董事委員會

獨立非執行董事	獨立非執行董事
鍾逸傑爵士	**李東海博士**
獨立非執行董事	獨立非執行董事
陳有慶博士	**廖樂柏先生**

謹啓

二零零五年六月三十日

以下所載由嘉華國際獨立董事委員會及獨立股東的獨立財務顧問英高就收購事項發出的函件全文。

英高
財務顧問有限公司

敬啟者：

由於嘉華建材收購銀河的97.9%經濟權益
而構成嘉華國際的關連交易、
被視為非常重大的出售事項及非常重大的收購事項

緒言

吾等獲委任就嘉華國際一間上市附屬公司嘉華建材收購銀河的88.1%有投票權股份(附有97.9%經濟權益)一事，向　閣下及嘉華國際獨立股東提供意見，而本函件乃本通函的一部分。

根據上市規則，由於呂博士、呂氏家族、該等信託或由彼等控制的公司同為嘉華國際及銀河的主要股東，故收購事項構成嘉華國際一項關連交易。根據上市規則，收購事項亦構成嘉華國際一項被視為非常重大的出售事項及非常重大的收購事項。因此，收購事項須(其中包括)於嘉華國際股東特別大會上取得嘉華國際獨立股東的批准。

除吾等就上文所述為嘉華國際提供服務而應收的正常專業費用外，目前概無訂立任何安排以讓英高可藉此向嘉華國際、其附屬公司、董事、行政總裁、主要股東或上市規則所界定彼等任何一方的任何聯繫人收取任何費用或取得任何利益。

嘉華國際獨立董事委員會由嘉華國際四名獨立非執行董事鍾逸傑爵士、陳有慶博士、李東海博士以及廖樂柏先生組成，以考慮收購事項並向嘉華國際獨立股東提供意見。由於其他嘉華國際董事擁有嘉華國際及銀河的權益，或彼等乃嘉華國際集團的受薪僱員，或同時兼任嘉華建材董事會成員，以致彼等被視為非獨立人士。

吾等在制訂意見及推薦意見時，吾等已審閱嘉華國際及嘉華建材已刊發的資料，包括兩間公司截至二零零四年十二月三十一日止三個財政年度的經審核年度財務報表、嘉華國際及嘉華建材截至二零零六年六月三十日止期間的營運資金預測、嘉華國際及嘉華建材的可供動用銀河信貸額、嘉華國際及嘉華建材的股價數據、香港及美國可供比較上市公司的股價數據、由美國評值就銀河於二零零四年十二月三十一日的全部股權而為嘉華建材於二零零五年三月八日編製的銀河估值報告以及於二零零五年六月三十日發出的估值函件，以及就收購事項有關的市場及其他情況和趨勢進行的研究，包括澳門可供比較公司的分析及可供比較交易的分析等數據。吾等已考慮本通函附錄二所載羅兵咸永道會計師事務所(「羅兵咸永道」)於二零零五年六月三十日就美國評值所編製的銀河估值而向嘉華建材發出的函件(「羅兵咸永道函件」)，該函件乃根據香港核證委聘準則(Hong Kong Standard on Assurance Engagements)第3000號，並參照香港會計師公會頒佈的核數指引第3.341項的程序僅為協助嘉華建材董事而編製，以評估由美國評值編製的已折現現金流量估值所用的已折現現金流量淨額，以及公司指引法估值當中使用的 EBITDA (就關於計算方法及基準和假設而言)是否經已根據嘉華建材及銀河的董事所作基準及假設妥為編撰。吾等已考慮本通函附錄二所載瑞銀投資銀行於二零零五年六月三十日向嘉華建材發出的函件，當中載有其就嘉華建材董事所編製(嘉華建材董事須對此負責)的財務預測(「財務預測」)發表的意見。財務預測乃經審慎查詢後作出。此外，吾等亦曾與銀河及嘉華建材的管理層討論兩公司各自的業務策略、表現、前景及融資需要等事宜。

吾等認為，吾等所審閱的資料，已足以讓吾等作出載於本函件的結論。吾等並無理由相信吾等所獲提供的資料失實或遺漏任何重大事實，而嘉華國際董事亦已知會吾等，提供予吾等或本通函所引述的資料並無遺漏任何重大事實。吾等依賴上述資料，亦假設所作出的陳述均為真實，且直至召開嘉華國際股東特別大會當日為止，仍然屬實。然而，吾等並無獨立核實所獲提供的資料，亦無對嘉華國際、嘉華建材或銀河的業務及事務，進行任何深入調證。

除文義另有所指外，本函件所使用詞彙與本通函所界定者具有相同涵義。此外，吾等茲提述本通函所載嘉華國際董事函件，當中已載列收購事項的詳情、收購事項的財務影響以及進行收購事項的理據。本通函各附錄乃遵照上市規則的規定提供有關嘉華國際及嘉華建材的其他資料。為免有關資料過於重複，本函件僅載述收購協議的概要以及進行是次交易的背景資料。

吾等就達致嘉華國際獨立董事委員會及嘉華國際獨立股東的意見時，所考慮的主要因素已載於下列各節：

進行收購事項的條款概要

根據收購協議，嘉華建材一間全資附屬公司將以代價18,405,198,023港元收購銀河88.1%有投票權股份(附有97.9%經濟權益)，該筆代價中的14,724,158,420港元將按嘉華建材股份每股發行價8.00港元發行1,840,519,798股嘉華建材代價股份支付，而餘款3,681,039,603港元則以發行本金額為3,681,039,603港元的定息票據，或由嘉華建材全權酌情決定，以定息票據或定息票據加現金支付。

嘉華建材代價股份每股發行價為8.00港元，較嘉華建材股份於最後買賣日期在聯交所所報收市價每股8.50港元折讓約5.9%，另較嘉華建材股份自二零零五年二月二十八日起計至截至最後買賣日期為止期間連續五個交易日在聯交所所報的平均收市價每股7.95港元溢價約0.6%，亦較嘉華建材股份於最後實際可行日期在聯交所所報收市價每股5.75港元溢價39.1%。

除非先前已經贖回，否則定息票據須於發行日之後計十三個月內償還。定息票據於發行時不計利息。自發行後第二個月，年利率為6%，其後每三個月將會增加1%年利率，直至最後償還日期為止。倘若嘉華建材股份於完成前已經發行，預期嘉華建材配售新嘉華建材股份所得款項將會撥作支付全部或部分現金代價，若於收購事項完成後配售嘉華建材股份，則所得款項將會撥作償還定息票據之用。

呂博士、其家族成員、由彼等控制的公司以及一家族信託合共擁有銀河已發行股份約66.2%(附有約73.5%的經濟權益)。銀河餘下股份由獨立於呂博士、呂氏家族、由彼等控制的公司或家族信託或與彼等任何一方有聯繫的人士的成員公司所擁有。

配售及認購

於二零零五年四月二十一日，嘉華國際透過其全資附屬公司按配售價每股8.00港元配售146,000,000股現有嘉華建材股份，並同意按相同價格認購同等數目的新嘉華建材股份。嘉華建材將會利用認購事項所得款項支付收購事項部分現金代價。進行是次收購事項所造成的影響，乃導致代價當中的股份數目增至1,986,519,798股嘉華建材股份，而代價當中的現金金額(在扣除嘉華建材因收購事項而產生的開支前)亦會減少至約2,513,000,000港元。吾等對收購事項進行分析時，乃採納因認購新股以致代價實際上有所改變的組合。此外，嘉華國際所持嘉華建材的權益百分比乃於收購後所佔百分比當中全面反映。

吾等認為，經計入於最後實際可行日期嘉華建材股份的價格、市場狀況及嘉華建材的資本架構後，以嘉華建材代價股份及定息票據，或由嘉華建材全權酌情決定，以定息票據及／或現金支付收購協議下的收購價乃屬公平合理。根據所得結果，整體而言，按照其餘嘉華國際集團截至二零零四年十二月三十一日止年度的未經審核備考財務報表(已載於本通函附錄七內)以及有關嘉華國際的財務資料(載於本通函附錄四)，其餘嘉華國際集團的股東應佔備

考溢利按每股嘉華國際股份計算將會增至1.72港元[1]，相比同期嘉華國際集團的股東應佔經審核溢利則為0.117港元[2]。同樣地，按照其餘嘉華國際集團於二零零四年十二月三十一日的未經審核備考資產負債表，其餘嘉華國際集團股東的資產淨值(「資產淨值」)按每股嘉華國際股份計算將會增至3.08港元[3]，相比同期嘉華國際集團股東的經審核資產淨值則為1.36港元[4](全部均以每股嘉華國際股份為基準呈列)。

澳門博彩業的背景資料

澳門位於香港西南面37公里，是中國唯一一個合法化博彩市場。過去，澳門博彩業一直受到政府監管，由何鴻燊博士控制的一間承批公司壟斷經營。然而，澳門政府於二零零二年放寬博彩業的監控，向三間營辦商授出可經營娛樂場的批給。根據澳門博彩監察協調局，作為獲授批給的其中一項條件，該三間營辦商經已承諾合共注資22億美元[5]。該三間營辦商分別為澳門博彩、永利渡假村(澳門)股份有限公司和銀河。銀河經澳門政府同意後，已向 Las Vegas Sands Corp. 所控制的一間公司威尼斯人澳門股份有限公司授出轉批給，該公司將與銀河各自獨立發展博彩業務。

根據澳門博彩監察協調局，二零零四年，澳門為全球第二大博彩市場，僅次於拉斯維加斯娛樂場街，錄得博彩收入約達50億美元[5](390億港元)，比二零零三年增長44%。澳門的每桌每日贏款約為15,000美元(117,000港元)，相比根據 JP Morgan[6] 發出的資本研究報告拉斯維加斯娛樂場街及大西洋城的每桌每日贏款分別約為2,500美元(19,500港元)至2,700美元(21,060港元)。根據澳門博彩監察協調局，澳門博彩市場中約70%來自貴賓百家樂博彩桌博彩。二零零三年及二零零二年的博彩收入，分別約為35億美元(270億港元)及27億美元(210億港元)，年增長率分別為29%及19%。

於二零零一年，澳門經濟開始走出谷底，更首次錄得根據澳洲政府外務及外貿部，自一九九五年以來的本地生產總值(「本地生產總值」)正增長4.6%[7]。自此以後，澳門經濟持續強勁增長，根據澳門經濟局對外經濟關係廳，於二零零三年及二零零四年的本地生產總值增長達14.2%及28%[8]。由於本地消費需求持續上升，加上新加入博彩營辦商已承諾將會大量注資，而旅遊業為配合訪客人數增長亦會不斷作出投資，紛紛帶動進口數字迅速增長。

1 其餘嘉華國際集團截至二零零四年十二月三十一日止年度的股東應佔溢利3,433,161,000港元，除以加權平均股數1,996,230,000股股份。

2 截至二零零四年十二月三十一日止年度的每股嘉華國際股份的基本盈利。

3 其餘嘉華國際集團的股東權益6,214,805,000港元，除以二零零四年十二月三十一日的已發行及繳足股款普通股2,015,644,738股。

4 嘉華國際的股東權益2,731,235,000港元，除以二零零四年十二月三十一日的已發行及繳足股款普通股2,015,644,738股。

5 www.dicj.gov.mo

6 根據 JP Morgan 於二零零五年二月四日發出的「Las Vegas Sands Corp.」的資本研究報告

7 www.dfat.gov.mo

8 www.economia.gov.mo

根據澳門統計暨普查局，截至二零零四年首季及截至二零零五首季，到訪澳門的遊客人數增至合共4,500,000人，升幅達18.8%。來自中國內地的遊客人數增至2,500,000人，升幅為13.5%，佔遊客總人數約55.8%[9]。

根據澳門統計暨普查局，二零零四年年度，澳門共有16,700,000名訪客，較二零零三年年度增加40%。在二零零四年年度約有16,700,000名澳門訪客當中，9,500,000人來自中國內地，佔總人數的57%。二零零三年年度及二零零二年年度，澳門訪客分別約有11,800,000人及11,500,000人。來自中國內地的遊客分別佔48%及37%[9]。

估計顯示澳門方圓三個小時機程以內的人數共有10億。鑑於中國內地撤銷國內若干指定城市居民前往澳門的旅遊限制，二零零四年年度到訪澳門的中國內地遊客相比二零零三年年度[9]攀升67%。有關旅遊限制政策目前只適用於廣東省及中國內地其他十三個城市[10]。然而，中國政府預期將會陸續放寬國內其他城市的旅遊政策，預料此舉措將可刺激到訪澳門的遊客人數進一步增加。

銀河概念

於二零零二年澳門政府授出三項批給，銀河持有其中之一，自此打破了博彩業被壟斷的局面。根據銀河的策略，到了二零零八年，銀河位於澳門半島及路氹城內五座規模龐大的博彩設施將會全部開業。該等設施將會包括兩座服務一應俱全的中場設施、銀河星際酒店以及銀河路氹城大型娛樂渡假中心，以及位於華都酒店之銀河娛樂場、位於利奧酒店之銀河娛樂場以及位於路氹城城市俱樂部之銀河娛樂場合共三個城市俱樂部娛樂場。下表顯示每座設施的計劃位置、目標市場、開業日期、博彩設施以及酒店房間數目。

物業	位置	目標市場	開業日期	貴賓博彩桌數目	中場博彩桌數目	角子機數目	酒店房間數目
銀河星際酒店	半島	中場／貴賓	二零零六年中	60	140	300	560
銀河路氹城大型娛樂渡假中心（第一期前期）	路氹城	中場／貴賓	二零零八年首季	48	300	1,000	2,000
城市俱樂部娛樂場	華都酒店	貴賓	二零零四年七月	43	20	83	161
	利奧酒店	貴賓	二零零六年首季	20	60	150	445
	路氹城	貴賓	二零零六年首季	46	100	200	316
總和				**217**	**620**	**1,733**	**3,482**

銀河旗下資產組合專為吸引澳門不論中場以至貴賓博彩市場中各個潛在層面顧客而設，物業的分佈範圍甚廣，旨在為顧客提供包羅各種不同博彩設備、交通便利的服務，務求爭佔更多市場覆蓋率（貴賓及中場）。

9 www.dsec.gov.mo

10 www.news.gov.hk

銀河星際酒店將會座落於澳門市中心，可望於二零零六年中落成，屆時將會成為全澳門最高酒店之一。銀河星際酒店以吸引貴賓及中場顧客為目標，酒店樓高33層，博彩設施將會佔地26,000平方米，總樓面面積共95,000平方米。

銀河首個博彩設施一位於華都酒店之銀河娛樂場自二零零四年七月開業以來成績驕人，開業首六個月已取得14%市場份額，憑藉位於華都酒店之銀河娛樂場的業務成功，相信銀河星際酒店的前景可觀。

預期位於利奧酒店之銀河娛樂場及位於路氹城城市俱樂部之銀河娛樂場將於二零零六年首季正式開業，而銀河路氹城大型娛樂渡假中心第一期亦可望於二零零八年首季隨之開業。銀河的策略，乃(a)透過全力打造市場領導者地位，務求成為澳門博彩客的首選；(b)發展針對目標市場的優質綜合博彩、休閒及娛樂設施，以滿足顧客的需要；及(c)透過有利可圖的業務模式，致力維持長期競爭優勢及市場地位。

銀河管理層相信，由於銀河深明東方和西方在顧客服務及管理技巧方面的專長，加上銀河的博彩設施位處黃金地帶，博彩資產質素優良，當可充份利用這些競爭優勢，盡量吸引目標顧客。

美國評值所編製銀河估值的評估

獨立估值師美國評值於二零零五年三月八日就銀河於澳門現有及擬進行的娛樂場業務而編製的一份估值報告以及二零零五年六月三十日發出的估值函件，以評估銀河於二零零四年十二月三十一日全部股權的公平市值。估值報告乃遵守《美國專業評估慣例的統一標準》所載的申報規定而作出。美國評值的意見認為，銀河全部股權於二零零四年十二月三十一日的公平市值為23,544,000,000港元。

據吾等了解，美國評值乃根據(a)現金流量折現分析；及(b)公司指引分析兩種不同方法而編製銀河的估值報告。該兩種方法普遍獲業內估值師採用以評估產生盈利的公司。然後，美國評值採用每種方法計算所得估值的平均數，以估計銀河的整體估值約數。採用公司估值的平均數(就此次估值而言，即按所述兩種方法得出的估值)為基準，乃業內通常使用的方法，倘並無可用作衡量各種不同估值方法的不平均比重的基準，且明顯地缺乏其他更加合適的方法時，此乃可以採用的一種客觀方法。吾等相信所採用的估值方法與市場一般慣例相符，且吾等認為採納這個做法實屬公平合理。

吾等已審閱進行估值時所使用的方法、基準、資料(包括財務預測)及假設是否公平、合理及完備，以評定估值報告是否公平合理。

經營現金流量財務預測的基本假設，包括營運資金並無變動，此乃由於博彩業務所收款項大部分為現金，與該等業務的若干應計開支金額相約，故此同期的收支平衡所致，此項預測與其他可供比較博彩業務公司大致相符。此項預測導致採用現金流量折現法這個較為保守的估值方法。假設營運資金並無變動，由於包含若干經營開支項目的應計款項遞延至較後期間折現，就此計算所得的已折現現金流量估值可能較高。因此，吾等認為就營運資金作出的假設公平合理。

財務預測所包括的經營現金流量乃按營運資金出現變動前作出預測，故吾等認為可於公司指引法中作為扣除利息、税項、折舊及攤銷前(「EBITDA」)的公平合理約數。

(a) 現金流量折現分析

吾等已審閱進行估值時就現金流量折現法所使用的方法、基準、資料(包括財務預測)及假設。根據現金流量折現法，有關估值容易受到使用的資料及假設，並通常受到最終價值所影響，最終價值習慣以永久價值計算。由於銀河獲授的批給為期只有二十年，並將於二零二二年六月屆滿，因此博彩經營業務並無永久最終價值。非博彩業務的永久最終價值，相當於折現現金流量估值約8.3%，佔現金流量折現估值總額相對較少比例，故此屬審慎之舉。

美國評值乃採用標準現金流量折現法，按加權平均資本成本(「加權平均資本成本」)折現整個項目期限內所產生的現金流量。加權平均資本成本乃按已計入權益資本成本、債項資本成本連同預測固定資本架構的標準算式為基準而估計。權益成本採用資本資產定價模式計算所得，當中涉及一個項目的估計預期回報，並就市場風險及用以撥付項目資金的資本架構作出調整。預期銀河股份的流通性或會不足以致所得估值可能出現偏差，為審慎起見，銀河的最終現金流量折現估值已經下調10%以作折現。

鑑於市場上已有營辦商爭奪收購博彩資產，故吾等相信就股份流通性不足而作折現並非合適之舉。現金流量折現法所採用的加權平均資本成本亦可稍為提高，以審慎計算有關敏感度分析。使用較高的加權平均資本成本，是代表發生難以預測或量化的未能預料事件的風險，例如日後競爭加劇、經濟打擊、發展延誤及其他負面因素等。美國評值採用敏感度分析，將加權平均資本成本由10%增加至比較審慎的水平12%，而就股份流通性不足作出的折現亦由10%調低至0%，意味著所得估值之最高差異約介乎估值約215億港元增加／減少20%。

銀河管理層已向美國評值提供營運假設，即假設有關項目的整個期限內現行監管及企業財務架構將會一直不變，且銀河將可達致其業務計劃。按吾等目前對金融及監管法律制度的了解，鑑於可見將來並無任何特別變動，故假設現行制度在有關項目的期限內生效實為合理。銀河已公開宣佈其本身的業務計劃藍圖，當中包括發展銀河星際酒店、銀河路氹城大型娛樂渡假中心、位於華都酒店之銀河娛樂場、位於利奧酒店之銀河娛樂場以及位於路氹城城市俱樂部之銀河娛樂場。

吾等與美國評值已經討論及審閱其就計算現金流量折現估值所採用的主要假設、基準、源自銀河業務計劃的資料以及方法是否合理。銀河管理層已確認有意實現本身的業務計劃，包括考慮達致其目標所需的財務及非財務資源。吾等已審閱業務計劃，當中涉及財務預測中已載入的若干業務目標及假設。財務預測包括毛利率、資本開支計劃及可供動用作為資本開支及營運資金的融資等財務表現預測。吾等認為業務計劃與澳門博彩市場以往及預期的增長相符，包括澳門經濟的預期增長、澳門旅遊業的增長以及中國內地遊客到訪澳門的增長趨勢。

經考慮上述各項後，吾等認為所採用的方法與市場慣例相符，且於估值時使用的各項假設、基準及資料(包括財務預測)整體而言合理，而現金流量折現估值亦公平、合理及完備。

(b) 公司指引方法

公司指引方法包括對可供比較公司及可資比較交易進行的分析，藉此分別得出同一行業同類型公司的交易估值倍數以及控制權溢價，以應用於可供比較公司的估值，從而估計收購一間公司全部股本所需的收購價。

美國評值已揀選五間公司進行可供比較公司分析，分別有 MGM Mirage、Caesars Entertainment Inc.、Wynn Resorts Ltd.、Las Vegas Sands Corp. 及新濠國際發展有限公司。美國評值利用該等可供比較公司作為參考，計算得出同一行業同類型公司的企業價值(EV)對 EBITDA 倍數(「企業價值對 EBITDA」)，並於估計銀河二零零九年 EBITDA (當時銀河的設施將會全部開業)時採用。銀河二零零九年 EBITDA 已就截至該日為止的計劃資本開支作出調整，以評估假設銀河已經成為一獨立上市實體的企業價值。此外，美國評值按銀河全部股權將獲收購為基準而對銀河收購價作出評估時，亦已採用控制權溢價。控制權溢價已釐定為20%，是由於美國評值認為此水平適用於娛樂事業，並以美國不同行業支付的控制權溢價所得數據而得出。

吾等乃合併使用可供比較公司以及過往涉及收購娛樂場資產的可資比較交易的分析而進行分析。

吾等已審閱所揀選於香港及美國主要經營娛樂場業務的六間上市公司，即代表同一行業同類型業務當中與銀河業務最為相似的可供比較公司。下表所示企業價值對 EBITDA 估值倍數，乃按最後實際可行日期該等可供比較公司的市值，以及該等可供比較公司截至二零零四年十二月三十一日止年度的經審核財務資料為基準而計算。

可供比較公司	**彭博代號**	**企業價值對 EBITDA[(1)(2)(3)]（倍數）**
新濠國際發展	200 HK	94.4
Las Vegas Sands	LVS US	37.5
Wynn Resorts	WYNN US	不適用[(4)]
MGM Mirage	MGM US	12.2
Caesars Entertainment	CZR US	8.9
Ameristar	ASCA US	9.0
中間數		32.4
中位數		**12.2**
美國評值的估計企業價值對 EBITDA		**10.8**

附註：

(1) 於最後實際可行日期的收市價，不包括 Caesars Entertainment 則取其於二零零五年六月十三日的收市價（即 Hurrah's Entertainment, Inc. 根據收購事項收購其股份前的最後交易日）。

(2) 企業價值乃界定為按一間公司於最後實際可行日期收市價計算的資本市值，另加截至二零零四年十二月三十一日止年度的經審核淨負債及少數股東權益的總和。

(3) EBITDA 乃界定為除稅及淨利息開支及折舊和攤銷前溢利。

(4) 二零零四年的淨虧損。

據吾等計算所得，該等可供比較公司的企業價值對 EBITDA 中位數為12.2倍，相比美國評值的估計企業價值對 EBITDA 倍數10.8倍更加審慎。以中位數作為基準，是為了減少上述模式當中可能影響中間數的其他價值所引致的偏差。

下表列出吾等所選取於過往涉及收購一間博彩公司的可資比較交易，該等交易乃於二零零二年一月至最後實際可行日期止期間內完成，以評估控制權溢價。吾等揀選一日買入溢價，是由於此乃標準參考價格。

可資比較交易

公佈日期	**公司**	**收購人**	**企業價值**(1) (百萬美元)	**企業價值對 EBITDA**(1)(2)(3) (倍數)	**溢價 (一日)**(4) (%)
二零零四年六月四日	Mandalay Resort	MGM Mirage	7,643.7	11.6	30.0
二零零二年一月二十八日	Europeenne de Casinos	Groupe Partouche	371.7	9.7	16.9
高				11.6	30.0
低				9.6	16.9
中間數				10.7	23.4
中位數				**10.7**	**23.4**

資料來源：Thompson Financial

附註：

(1) 於收購日期的收市價。

(2) 企業價值乃界定為一間公司於收購日期的資本市值，另加截至二零零四年十二月三十一日止年度的經審核淨負債及少數股東權益的總和。

(3) EBITDA 乃界定為除稅及淨利息開支及折舊和攤銷前溢利。

(4) 收購價對原定公佈收購日期一日前的目標買賣價溢價，以百分比呈列。

從該等可資比較交易的分析可見，一日收購溢價介乎16.9%至30.0%，而中間數及中位數則為23.4%。收購溢價的中間數及中位數23.4%，與美國評值估計溢價20%大致相若。

吾等認為，使用企業價值對 EBITDA 估值比率的計算方法，旨在減少因公司採納的折舊／攤銷會計政策、稅務狀況及資本架構不同而產生的差異，因此，企業價值對 EBITDA 估值比率實為最合適可資比較公司估值倍數。此外，市場對娛樂場等現金產生單位公司進行估值時，亦廣為採用企業價值對 EBITDA。

銀河EBITDA的估計基準已於上文「美國評值所編製銀河估值的評估」討論。吾等認為，銀河二零零九年 EBITDA 價值乃視為可代表銀河旗下業務全面投入營運時的長遠 EBITDA 盈利能力，因此使用二零零九年的 EBITDA 價值乃屬公平合理。此外，美國評值是以二零零三年至二零零六年期間證券分析員所作的增長趨勢預測而推算可供比較

公司的估計 EBITDA。吾等已審閱上述推算所得該等可供比較公司的 EBITDA，以證券分析員的意見及過去增長率而論，吾等認為有關數字符合市場預期。

此外，吾等估計銀河的可供比較公司估值時，乃根據銀河二零零九年 EBITDA 的現值，利用10%折現率並經作出美國評值估計且吾等認為公平合理的資本開支調整，按吾等於上文所估計企業價值對 EBITDA 倍數為12.2倍及控制權溢價為23.4%來釐定。吾等就此所得銀河的可供比較公司估值約為219億港元，較銀河應付代價184億港元高出19.0%，另較美國評值以公司指引法進行估值所得約256億港元減少14.4%。

按以上所述，吾等認為所採用的方法與市場慣例相符，且所用的各項假設、基準及資料(包括財務預測)公平、合理及完備，而公司指引估值亦為公平合理。

羅兵咸永道函件

羅兵咸永道函件是羅兵咸永道就美國評值對銀河所編製的估值報告而僅向嘉華建材發出的函件，吾等於制定意見時並無加以依賴。吾等已留意到該函件編製的目的乃純粹協助嘉華建材董事評估由美國評值編製的現金流量折現估值中所用的現金流量折現淨額，以及公司指引估值中所用的EBITDA(關於計算方法及基準和假設而言)是否已根據嘉華建材董事所作基準及假設獲妥善編製。羅兵咸永道函件所編製的範疇存在若干限制，致使羅兵咸永道無法評估達致現金流量折現所用基準及假設及公司指引估值中所用估計 EBITDA 是否合適。羅兵咸永道已指出六項主要假設，吾等已於下文一一討論。

羅兵咸永道無法評估的首三項假設，是關於(1)澳門博彩業的市況；(2)銀河於澳門的市場定位，以及(3)直至二零二二年六月為止十七年期間銀河的博彩及非博彩經營業務的成本架構將與現金流量折現及公司指引估值所述者相同。

吾等認為財務預測內直至二零二二年六月為止十七年期間的澳門博彩業市況、銀河於澳門的市場定位，以及銀河博彩及非博彩經營業務成本架構的假設應一併考慮，這是由於該等因素相關並為財務預測的依據。吾等認為該等假設與吾等於本函件「澳門博彩業的背景資料」、「銀河概念」、「美國評值所編製銀河估值的評估」以及「嘉華國際及嘉華建材的股價表現」各節所討論的過往趨勢、銀河業務計劃、目前可供參考的公開資料及市場對預期未來趨勢的整體氣氛相符。嘉華建材管理層已採納市場傳統的慣常做法，利用十年財務預測估計現金流量折現，並假設有關項目第十一年至批給期間結束時的增長率固定來計算最終價值。此外，財務預測內亦假設澳門博彩市場的年增長率，將由二零零五年的25%逐步下降至二零一六年的

5%，且其後六年(直至二零二二年)以年增長率5%穩定增長。吾等已於上文「(a)現金流量折現分析」述明，吾等認為該等財務預測公平、合理及完備。

除此以外，財務預測中的假設與澳門博彩業日後實際市況不同而可能會或可能不會引起財務表現預測不準確所涉及的風險、銀河於澳門的市場定位以及銀河的博彩及非博彩經營業務成本架構方面的假設，可按現金流量折現估值另加利用折現率計算風險溢價而代表。鑑於目前未能完全肯定未來前景，財務預測的準確性似乎會因應一項財務預測涉及的未來期間愈長而減少。現金流量折現估值已就財務預測的風險作出調整，是由於該等財務預測涉及的時間愈長，準確性也愈低所致。採用折現率而造成的影響，意味著財務預測涉及的時間越久，折現的比率也越多。因此，由於該等財務預測的確定性相對較低，吾等並無加以依賴該等財務預測。吾等認為此乃審慎之舉，並已於上文「(a)現金流量折現分析」列出於敏感度分析中調整計算風險溢價所用的折現率，對現金流量折現估值所造成影響。

基於上述所討論的種種因素，吾等認為財務預測內就澳門博彩業的市況、銀河於澳門的定位以及銀河博彩及非博彩經營業務的成本架構的預測，乃屬公平合理。

羅兵咸永道無法評估的第4項預測，是關於財務預測中所述已取得資本開支所需的足夠融資。Las Vegas Sands Corp. 於二零零三年透過浮息票據舉債集資120,000,000美元(相當於約936,000,000港元)，作為澳門金沙娛樂場的發展資金，該娛樂場已於二零零四年五月開業。Wynn Resorts, Ltd 透過舉債集資合共397,000,000美元(相當於約3,096,600,000港元)，作為其於二零零四年九月在澳門一個博彩項目的設計、發展、建築及開業前開支。嘉華建材於二零零五年四月成功完成配售事項，向獨立投資者配售合共146,000,000股嘉華建材股份，籌集所得款項淨額約為1,137,000,000港元。新濠國際發展有限公司於二零零五年五月向獨立投資者配售股份，籌集所得款項淨額約為1,239,000,000港元，作為其於澳門博彩相關項目的資金。鑑於目前未能完全肯定未來前景，吾等無法保證銀河日後可取得其業務計劃所需的資金。然而，有鑑於目前市況及過往表現，吾等相信假設銀河可籌措足夠資金以應付其資本開支計劃所需乃屬公平合理。

羅兵咸永道無法評估的第5項假設，是關於根據博彩及非博彩經營業務的應收貿易賬款及應付貿易賬款的付款期限，假設於批給期間銀河的營運資金的變動一直為正數，以達致公司指引估值。基於上文「美國評值所編製銀河估值的評估」所述的理由，按此項假設計算所得的估值傾向較為審慎，且吾等認為此項假設乃公平合理。

羅兵咸永道無法評估的第6項假設，是關於假設銀河於澳門自二零零五年至二零二二年六月的博彩批給期間內，就銀河現金流量淨額所應用的折現率為10%。吾等認為所估計的折現率與可供比較公司的折現率一致，且誠如上文「(a)現金流量折現分析」所載，吾等已就不同折現率對現金流量折現估值的影響作出分析。吾等認為就折現率所作假設乃公平合理。

經考慮上述各項後，吾等認為上述六項假設乃公平、合理及完備。

估值結論

經考慮上述種種因素後，吾等認為就估值採用的現金流量折現法及公司指引法與市場慣例大致相符，且整體而言所用各項假設、基準及資料(包括財務預測)亦屬公平、合理及完備，因此，有關估值實為公平合理。

嘉華建材及嘉華國際的股價表現

下圖顯示嘉華建材股份自二零零四年一月一日起至最後實際可行日期止的股價表現及成交量，以及嘉華建材股份相對於同期聯交所所有普通股指數的表現。所示期間自二零零四年一月一日起計，以反映嘉華建材股份於澳門博彩市場相關因素開始影響其本身價值前的成交量。

嘉華建材股價表現


12
10
8
6
4
2
0
800
600
400
200
0
股價(港元)
成交量(百萬股)
02/01/2004
16/02/2004
26/03/2004
11/05/2004
23/06/2004
04/08/2004
14/09/2004
28/10/2004
08/12/2004
19/01/2005
04/03/2005
19/04/2005
01/06/2005

資料來源：彭博

嘉華建材股份相對所有普通股指數的表現


1,800%
1,400%
1,000%
600%
200%
-200%
百分比
嘉華建材
恒生指數
02/01/2004
16/02/2004
26/03/2004
11/05/2004
23/06/2004
04/08/2004
14/09/2004
28/10/2004
08/12/2004
19/01/2005
04/03/2005
19/04/2005
01/06/2005

資料來源：彭博

誠如第一幅圖所見，嘉華建材股份成交價一直徘徊低於每股1.00港元，每日成交量淡薄，直至二零零四年九月第二週後嘉華建材股份成交量及股價同時突然飈升，到了收購事項公佈前，股價於二零零五年一月六日更創下歷史新高，以每股9.35港元收市。從嘉華建材股份相對所有普通股指數的表現可見，嘉華建材股份股價上升，很大程度上與市場的整體走勢無關。從該等圖表清楚顯示，自二零零四年九月下旬嘉華建材成為澳門博彩業務一潛在營辦商，以及嘉華建材於二零零五年一月二十一日確認有關意向並宣佈澳門政府已經批准銀河向嘉華建材轉讓大部分股權，嘉華建材繼而就有關收購的可行性展開初步概念研究後，市場期望對嘉華建材股份所造成的影響。顯而易見，嘉華建材股份的估值乃按其可能收購銀河博彩批給的可能性而作出評估，而並非以其本身於香港及中國內地經營的現有建材業務作為評估計算。因此，嘉華建材資本市值有所增加，絕大部分(如非完全)乃基於市場人士對嘉華建材可能收購澳門博彩業務深感興趣，且嘉華建材控股股東透過銀河獲授澳門其中一項經營博彩業務的批給而穩佔有利位置所致。因此，評估將予發行作為應付收購事項部分代價的嘉華建材股份股價時，代價的絕大部分價值已經反映銀河經營博彩業務批給的價值，並非單單以嘉華建材現有業務的價值作為支持。

以下所載兩幅圖表為嘉華國際股份的表現：第一幅圖表顯示嘉華國際自二零零四年一月一日起至最後實際可行日期止的股價表現及成交量，而第二幅圖表則顯示嘉華國際股份相對於同期聯交所所有普通股指數的表現。

嘉華國際股價表現



股價(港元)
成交量(百萬股)
5
4
3
2
1
0
800
600
400
200
0
02/01/2004
16/02/2004
26/03/2004
11/05/2004
23/06/2004
04/08/2004
14/09/2004
28/10/2004
08/12/2004
19/01/2005
04/03/2005
19/04/2005
01/06/2005

資料來源：彭博

嘉華國際股份相對所有普通股指數的表現



百分比
250%
200%
150%
100%
50%
0%
-50%
嘉華國際
恒生指數
02/01/2004
16/02/2004
26/03/2004
11/05/2004
23/06/2004
04/08/2004
14/09/2004
28/10/2004
08/12/2004
19/01/2005
04/03/2005
19/04/2005
01/06/2005

資料來源：彭博

誠如下圖所示，從嘉華國際股份的股價表現，以及相對整體市場所有普通股指數的表現可見，嘉華國際股份與嘉華建材股份的走勢相同，但幅度較小，蓋因嘉華國際於嘉華建材已發行股本約59.1%的投資僅佔嘉華國際資產的一部分。

嘉華國際及嘉華建材股份表現相對所有普通股指數的表現



0.0008
0.0007
0.0006
0.0005
0.0004
0.0003
0.0002
0.0001
0
嘉華建材相對所有普通股指數
0.000285
0.000235
0.000185
0.000135
0.000085
嘉華國際相對所有普通股指數
1/2/2004
2/24/2004
4/16/2004
6/7/2004
7/28/2004
9/15/2004
11/8/2004
12/28/2004
2/18/2005
4/13/2005
6/3/2005
— 嘉華建材相對所有普通股指數 — 嘉華國際相對所有普通股指數

資料來源：彭博

儘管如此，上述圖表亦反映出，嘉華國際股份絕大部分現值是以嘉華國際藉著投資於銀河而可能間接投資於澳門博彩業務的評估，而並非單單以嘉華國際本身的現有投資、業務及資產而取得支持。

此外，吾等亦已估計二零零四年一月一日至最後實際可行日期嘉華國際股份及嘉華建材股份的股價相關系數將約為0.943，即顯示兩公司股價的關係密切，走勢一致。

嘉華建材不進行收購事項以及進行收購事項對嘉華國際造成的影響

吾等已審閱所揀選於聯交所上市、主要從事水泥、預拌混凝土及預製混凝土產品業務的公司，由於該等公司的業務與嘉華建材大致相同，故屬可供比較公司。下表所示企業價值對EBITDA、市盈率(「市盈率」)以及股價對資產淨值估值倍數，乃按該等可供比較公司於最後實際可行日期的資本市值，以及截至二零零四年十二月三十一日止年度的經審核財務資料為基準。

可供比較公司	彭博代號	企業價值對 EBITDA[(1)(2)(3)] (倍數)	市盈率[(1)(4)] (倍數)	股價對資產淨值[(1)(5)] (倍數)
華潤水泥	712 HK	4.7	7.1	0.6
安徽海螺	914 HK	3.5	9.5	0.6
大同集團	544 HK	6.1	3.3	0.7
陸氏實業	366 HK	4.1	15.3	12.6
嘉新水泥	699 HK	8.0	10.0	0.7
高		**8.0**	**15.3**	**12.6**
低		3.5	3.3	0.6
中間數		5.3	9.0	3.0
中位數		4.7	9.5	0.7
嘉華建材(於二零零四年第三季初)		**10.0**	**24.1**	**0.7**
嘉華建材[(6)]		**52.4**	**248.3**	**5.7**

附註

(1) 於最後實際可行日期的收市價。

(2) EBITDA乃界定為除稅及淨利息開支及折舊和攤銷前溢利。

(3) 企業價值乃界定為一間公司於最後實際可行日期的資本市值加截至二零零四年十二月三十一日止年度的經審核淨負債及少數股東權益的總和。

(4) 市盈率乃界定為於最後實際可行日期的資本市值對普通股東應佔盈利的比率。

(5) 股價對資產淨值乃界定為最後實際可行日期的市值對過往資產淨值的比率。

(6) 過往財務數字並無就二零零五年四月二十一日進行的配售作出調整。

就估值而採用該等可供比較公司的企業價值對EBITDA的中位數、市盈率中位數以及股價對資產淨值的中位數，是為了消除上述模式當中可能影響中間數的其他價值所引致的偏差。

二零零四年第三季開始直至最後實際可行日期止期間，嘉華建材的市值大幅增加，期內市場對收購博彩相關業務的期望得以落實。吾等相信，嘉華建材現時的估值反映出收購事項帶來的價值增長，並同時於嘉華建材在二零零四年第三季初以及最後實際可行日期的估值之間的差額中反映。吾等留意到在二零零四年最後一季期間，由於市場正評估嘉華建材將會參與一項博彩相關交易的前景，因此嘉華建材市值節節上升，直至嘉華建材於二零零五年四月十九日宣佈收購事項之際，升勢尤其明顯。就此而論，市值上升可以理解為市場人士相信該項交易將可增加嘉華建材股份的價值所致。

此外，根據嘉華建材可供比較公司的分析，如不進行收購事項，假設嘉華建材股份的成交價與同類型公司的價格相若，則嘉華建材的估值將需由現時水平大幅調低。這點可從該等可供比較公司的經營前景進一步引證，蓋因該等可供比較公司面對競爭不斷加劇的營商環境，導致二零零五年水泥的平均價格受壓而有所下調。這些來自競爭對手的壓力可能繼續並會阻礙水泥平均價格於短期內回升。

吾等認為，與建材業內可供比較公司相比，嘉華建材於最後實際可行日期的市盈率估值倍數相對較高，反映市場預期嘉華建材進行收購事項後，其增長前景相比原先不進行收購事項者應較為理想，繼而可令合併後集團的股東價值有所增長。

吾等的意見認為，嘉華建材現時的估值，已反映市場對收購事項的預期，如不進行收購事項，相信嘉華建材股份估值將與其同類型可供比較公司的估值相若，即企業價值對 EBITDA 介乎3.5至8.0倍，市盈率介乎3.3至15.3倍，而股價對資產淨值則介乎0.6至12.6倍。換而言之，嘉華建材股份每股股價將與二零零四年第三季前的價格相若，即每股低於1.00港元。

就此，如不進行收購事項，嘉華建材股份的估值將需重新調整至其同類型可供比較公司的相若水平，由於股份價值減少，嘉華國際所持嘉華建材權益的市值，亦須作出相應調整而有所下降。

吾等經考慮進行收購事項的估值結論，尤其是嘉華國際所持嘉華建材權益於進行及不進行收購事項時的潛在價值後，吾等認為收購事項對嘉華建材股份的市值將會帶來利好影響，故收購事項公平合理，亦符合嘉華國際獨立股東的利益。

收購事項的財務涵義

收購事項將會對嘉華建材帶來深遠的影響。嘉華建材目前透過來自經營業務可自行處置的淨現金流量，以撥付其中國內地發展計劃所需資金之用，而其資本負債水平亦處於比較穩定水平(於二零零四年十二月三十一日，絕大部分總借款屬於長期借款，約佔其總資產的14.1%)。儘管嘉華建材於過去五年的除稅後盈利報跌，惟嘉華建材仍能保持派息。收購事項完成後，嘉華建材於未來數年能否派息及透過新造借款以及長遠而言的

潛在資本取得額外資金，以撥付銀河旗下位於澳門的渡假中心及博彩業務的投資，仍屬未知之數。

銀河目前預計直至二零零九年底所需資本開支約為736,000,000美元，相當於約5,743,000,000港元。因此，進行收購事項後，嘉華國際可否一如預期取得嘉華建材就截至二零零四年十二月三十一日止財政年度為數約17,000,000港元的派息，實乃未知之數。此外，有鑑於銀河計劃投資項目的規模龐大，可以預期嘉華建材於展開計劃發展項目之過程中，將需籌集額外資金，此舉措日後可能攤薄嘉華國際所持嘉華建材權益的百分比。然而，有關不利影響已從嘉華國際於嘉華建材的投資價值得以大大增加而有所抵銷。

儘管收購事項將會攤薄嘉華國際所持嘉華建材的權益，惟借助銀河較為理想的增長前景、較高的盈利能力以及現金產生能力，相信嘉華建材的長遠增長前景亦得以改善，使得嘉華建材的股東價值高於不進行收購事項時的價值，因此，預期嘉華建材的價值亦會大幅上升。吾等認為此乃支持嘉華建材於最後實際可行日期的估值的主要因素，倘若嘉華建材不進行收購事項，則嘉華建材的市場價值將不會達到這個水平。倘若不進行收購事項，嘉華建材於市場上的市盈率估值倍數將會比較接近建材業內可供比較公司的市盈率，即介乎約3.3倍至15.3倍之間，而中位數則為9.5倍。

建議

經考慮上述種種因素後，吾等認為嘉華建材透過收購事項收購銀河的97.9%經濟權益而成為嘉華國際的關連交易、被視為非常重大的出售事項及非常重大的收購事項乃按一般商業條款進行，而收購協議的條款公平合理，亦符合嘉華國際及其股東的整體利益。因此，吾等推薦嘉華國際獨立董事委員會建議嘉華國際獨立股東投票贊成，擬於嘉華國際股東特別大會上提呈的決議案，以批准收購事項及由嘉華建材發行嘉華建材代價股份。

此致

香港
北角
渣華道191號
嘉華國際中心29樓
嘉華國際集團有限公司
獨立董事委員會　台照

代表
英高財務顧問有限公司
董事總經理
祈立德
謹啟

二零零五年六月三十日

嘉華國際股東及嘉華建材股東於考慮是否投票贊成收購事項時，務請考慮本通函所載一切資料，包括以下風險因素。任何下文所述的風險均可導致銀河以至經擴大嘉華建材集團的財務表現大幅偏離本通函所述的目標、計劃、宗旨、意向及預期。倘若出現以下任何風險及不明朗因素，銀河集團(以至經擴大嘉華建材集團)的業務、財務狀況或經營業績將會受到重大不利影響。

有關銀河業務的風險

銀河的歷史尚短

銀河的成立目的是發展及經營博彩業務及相關物業。銀河的歷史尚短，不能保證銀河可吸引充裕的博彩客及其他遊客入住其物業以維持或增加經營溢利。

銀河的經營業務存在競爭激烈的業務常見的業務、經濟、監管及競爭等重大不明朗因素及突發事件，其中不少情況乃非銀河所能控制。由於銀河經營歷史尚短，銀河在準備應付該等風險以及本通函其他部份所述的風險時，可能較歷史悠久的集團困難。如未能成功管理該等風險，則可能對銀河以至經擴大嘉華建材集團的經營業務產生負面影響。

銀河的娛樂場及擬興建的酒店及渡假中心設施面對競爭

娛樂場／酒店／渡假中心的行業競爭異常激烈。銀河不少對手已於其他地區設有博彩業務，及／或經營歷史較長，財務及其他資源可能較銀河豐厚。

有關銀河澳門競爭對手的詳情，請參閱本通函「澳門博彩業 — 競爭」部份。

如任何現有承批公司於澳門增建或翻新既有娛樂場，銀河將會面對更為激烈的競爭。如於二零零九年之前進一步批出任何博彩批給以致同時出現超過三間承批公司，則澳門政府須受合約限制不得批出博彩批給。此外，儘管澳門政府可批准授出轉批給，惟在現行法例下僅可授出三項博彩批給。然而，倘若修訂法例，准許澳門政府可於二零零九年之前批出其他博彩批給，或進一步授出轉批給，則銀河將面對更多競爭，因而可能對銀河的財務狀況及經營業績產生重大不利影響。

此外，銀河的博彩業務須面對與澳門以外地區博彩營辦商爭奪博彩客的競爭，其中包括但不限於以下各項：

- 麗星郵輪：營運一支約有21艘郵輪的船隊，可供應31,000多個下舖床位。麗星郵輪船隊於亞太區的國際水域內向乘客提供各式各樣的博彩設施。
- 雲頂高原：距離馬來西亞吉隆坡約一小時車程的一個大型博彩渡假中心。
- 韓國批准經營博彩活動已有相當時間，但基本上僅可向海外遊客提供，然而，近期於韓國舊礦區開業的新建娛樂場，已准許韓國本土國民參予博彩活動。
- 菲律賓設有若干針對亞洲市場的娛樂場。
- 日本目前提供彈珠機、老虎機以及賽艇等非傳統博彩設備。
- 新加坡近期宣佈博彩合法化，並將會授出兩個牌照。
- 柬埔寨、緬甸以及越南等地，尤其是柬埔寨及緬甸邊境一帶已開設多個娛樂場。
- 澳洲的娛樂場設施可與拉斯維加斯媲美。
- 拉斯維加斯接待大量亞洲遊客，娛樂場的集中程度絕無其他地區可以比擬。

人民幣滙出限制以及人民幣及其他貨幣幣值變動可能對銀河的業務產生不利影響

銀河僅接納港幣及澳門幣注額，人民幣不可作為注額。銀河須承受與滙出人民幣限制有關的風險。請參閱「風險因素 — 澳門博彩業可能依重中國內地」一節。人民幣並非自由兑換貨幣，將人民幣滙出中國境外亦受到限制。中國內地居民取得或持有外滙均須受到限制。該等限制一旦收緊，將阻礙博彩客自中國內地進入澳門，拖慢澳門博彩業的增長，並對銀河以至經擴大嘉華建材集團的業務、現金流量、財務狀況、經營業績以及前景產生負面影響。

有關港元、人民幣及澳門幣的外滙政策變動均對銀河產生不利影響

銀河無法確定港元、人民幣及澳門幣將繼續直接或間接與美元掛鈎。影響該等貨幣的外滙政策變動可能對銀河的業務、現金流量、財務狀況、經營業績以及前景產生重大不利影響。

銀河現時所有現金流量均依賴一項設施

銀河位於路氹城之城市俱樂部銀河娛樂場及位於利奧酒店之銀河娛樂場於二零零六年首季開幕前，除了位於華都酒店之銀河娛樂場外，銀河預期不會經營其他重大業務。因此，銀河在一段期間內的所有現金流量將純粹依賴位於華都酒店之銀河娛樂場，與一間在澳門境內及／或境外擁有數項經營業務的公司比較，銀河須承受更大的風險。銀河須承受的較大風險包括：

- 依賴單一市場之當地經濟及競爭狀況；
- 修訂澳門法規，包括博彩法規；
- 市場受到天災及其他災害打擊；
- 到訪澳門的遊客數目下降；及
- 位於華都酒店之銀河娛樂場的業務減少。

影響可支配開支的因素，可能損害銀河以至嘉華建材的業績

銀河旗下業務及計劃於日後經營的業務，是否具備實力與盈利能力，端視乎消費者對澳門的博彩以及酒店、娛樂場及渡假中心的需求。消費者的喜好或消費者的可支配開支如有變動，均可能損害銀河的業務。銀河的業務發展亦視乎消費者是否願意到澳門旅遊。銀河大部分顧客是到訪澳門的遊客。本地居民僅佔銀河業務一小部份。二零零一年的九一一恐怖襲擊、伊拉克地區持續出現衝突、印尼及泰國近期爆發恐怖活動、美國持續進行反恐軍事活動，以及全球多個地區繼續發生暴力行為、衝突及不穩，已干擾及打擊國際間的旅遊活動。銀河無法預測日後如爆發恐怖活動、出現敵對局勢以及戰事升級，干擾航空及其他旅遊活動，對銀河的業務、現金流量、財務狀況、經營業績以及前景所造成的不利影響。

除恐怖活動、軍事衝突、爆發傳染病或受海嘯或颱風等天災影響外，其他影響消費者可支配開支的因素，包括整體經濟環境、消費者可支配收入、衰退憂慮以及消費者對經濟的信心減退，均可能對銀河的業務帶來負面影響。影響可支配開支的因素如出現負面變動，可能減低消費者對銀河提供的產品或服務的需求，造成訂價壓力，並損害銀河以至經擴大嘉華建材集團的營運。

銀河的業務營運將受到國際、全國以及地方經濟狀況的影響。全球或銀河主要顧客來源地的經濟衰退或放緩，均可導致造訪銀河設施的顧客減少，因而對銀河以至經擴大嘉華建材集團的收入產生不利影響。

銀河須遵守大量規例，而博彩機關對銀河的營運具有重大影響力

銀河擬建的設施能否開業經營，均有待銀河申領及繼續持有所有法定牌照、許可、批准、註冊、適當資格審查報告書、法令及授權。規限該等牌照、許可及其他批准的法例、規例及條例一般與博彩業務的擁有人及經理，以及擁有博彩業務財政權益或參與博彩業務人士的責任、財務穩定性及品格有關。一項設施開業經營前必須取得多項批准。如未能取得或繼續持有必要批准，則全部或部份設施均可能被禁止或須延遲落成或開業。

銀河的業務須承受有關澳門法規架構不斷發展的有關風險。如未能符合澳門的規例及博彩環境，可導致銀河的博彩批給被撤回，或在其他方面對其營運產生負面影響。

倘若銀河未能符合適用的博彩法例，可能導致聯交所取消嘉華建材的上市地位

根據聯交所於二零零三年三月十一日就「涉及經營賭博業務的上市申請人及／或上市發行人」發出的指引，倘若嘉華建材或銀河從事娛樂場活動，而該等業務的經營(i)未能符合該等業務經營地的適用法例及／或；(ii)違反博彩條例，則根據主板上市規則第8.04條，嘉華建材或其業務可能被視作不適宜上市，聯交所或會指令嘉華建材採取補救行動，及／或可能被停牌，或可能被取消證券上市資格。

倘若第三方成功挑戰有關銀河的服務標記的擁有權或使用權，則銀河業務或經營業績可能受損

銀河已就多項商品及服務註冊多項有關銀河的商標及服務標記。若干申請以持續使用為基準，而其他申請則秉誠擬於日後用作標記。詳見附錄十三（「有關銀河的一般資料」）。

儘管截至最後實際可行日期並無其他人士提出異議，惟註冊該等標記並不等於其權利不可推翻。聲稱過往擁有類似標記權利的第三方，仍可質疑銀河註冊或銀河使用該等標記的權利，並可尋求推翻該等註冊的推定。

倘若第三方向銀河提出其他形式的知識產權申索，銀河的業務或經營業績可能會受到不利影響

銀河於其業務中使用專利及版權等知識產權。儘管截至最後實際可行日期並無其他人士提出異議，惟第三方可能在日後聲稱擁有更恰當的知識產權或指稱其知識產權涵蓋銀河若干

業務。就該等指稱作出抗辯可能涉及龐大開支，而倘若該等指稱屬實，則可能對銀河的業務產生重大影響。

銀河需要增聘大量僱員

銀河須於計劃中的設施開幕前增聘大量僱員，而僱員可能會尋求以工會組織作為代表。銀河無法確定可為旗下渡假中心或娛樂場招聘足夠的合資格僱員。此外，工會可能會發起員工行動，儘管截至最後實際可行日期並無發生類似事項。組織工會、組織工會的壓力或其他方式的集體談判行動均可能增加銀河的勞工成本。

新設施同步施工可能對管理層的時間及資源構成壓力

銀河現正動工興建超過一個項目。由於大部份項目同期發展及施工，而銀河的高級管理層成員須同時參與策劃及發展該等項目。管理層如未能投入足夠時間及精神處理任何一項項目，則可能延誤任何或所有項目的施工或開業。因而產生的任何延誤均可能對銀河以至經擴大嘉華建材集團的業務及營運產生負面影響。

依賴中介人

銀河對中介人的依賴導致銀河須承受若干風險，包括以下各項：

- *延聘及挽留主要中介人*：銀河或未能與主要中介人續約或延長合約期，或彼等以其他方式離職，而銀河亦可能難以按可以接受的條款增聘及挽留新中介人。澳門的資深中介人不多，其需求亦隨著澳門博彩業的發展而日益殷切。除若干與中介人訂立的合約內已加入專營、獎勵以及不競爭條款外，銀河無法確定可挽留其現有中介人，亦無法保證中介人不會將貴賓博彩客業務給予其他娛樂場。倘若對手向中介人提供更高佣金、更高融資或授出其他更優惠的條款以羅致頂尖中介人，則可能影響銀河的業務。澳門政府可撤回任何中介人的牌照或選擇不續發牌照予該中介人。此外，澳門法例下關於中介人牌照及適當資格的規定可能作出修訂，因而導致銀河吸引或延聘主要中介人時更形困難或需動用更多開支。流失一個或以上的主要中介人可對銀河以至經擴大嘉華建材集團的業務、現金流量、財務狀況、經營業績及前景產生重大不利影響。

- *美國規例的修訂*：銀河位於美國的競爭對手須遵守內華達州及密西西比州博彩條例，該等競爭對手目前並無大量採用澳門的貴賓中介人服務，使銀河及澳門博彩在吸引貴賓博彩客方面得享競爭優勢。倘若該等美國競爭對手或澳門博彩市場其他新

經營者開始廣泛使用貴賓中介人的服務，則澳門貴賓博彩客的競爭將會加劇，而銀河在澳門的貴賓博彩市場的份額將會被攤薄。嘉華建材無法確定銀河可與澳門博彩匹敵，亦無法確定銀河的貴賓級市場份額不會流失予澳門博彩或其他競爭對手。

- **中介人之間的競爭**：每位中介人均依賴若干合作人經營業務，該等合作人大多與貴賓博彩客存在個人的客戶關係。該等合作人一般不會與中介人以專營形式合作，合作人可自由將貴賓業務給予銀河的競爭對手。銀河的中介人與澳門博彩及其中介人互相競爭，以維繫與主要貴賓合作人及博彩客的關係。澳門博彩在澳門博彩客市場上的經驗遠勝銀河，與貴賓中介人、其合作人及博彩客的關係亦更為深厚。澳門博彩亦具備較多資源，可為中介人的貴賓博彩客送贈免費設備。銀河無法確定其中介人可在澳門的貴賓博彩市場內一爭長短，或可為銀河的娛樂場提供充裕的貴賓客以維持盈利，因而可能影響銀河的經營業績或無法支持銀河的擴展計劃。

- **信譽風險**：有關當局如對銀河僱用的中介人或該中介人的合作人展開洗黑錢等任何調查或執法行動，均可損害銀河的信譽，招致執法偵查，並導致銀河的娛樂場對貴賓及中場博彩客的吸引力減退。

任何該等風險均可對銀河以至經擴大嘉華建材集團的業務、現金流量、財務狀況、經營業績以及前景產生重大不利影響。

銀河日後可能須承受中介人及博彩客的信貸風險

儘管澳門法例自二零零四年七月一日起准許向博彩客提供信貸，惟銀河目前並無提供該等任何信貸。為吸引更理想的博彩客及挽留主要中介人及其合作人提供服務，銀河日後可能須為貴賓博彩客直接提供信貸，或向中介人提供信貸。倘若競爭對手向博彩客提供信貸或提高信貸額，銀河亦需面對向博彩客提供信貸或提高信貸額的壓力，因而可能須承受重大博彩客信貸風險。向澳門博彩客提供的信貸一般無抵押，而貴賓博彩客的應收款項能否收回，可能受到其原居地的經濟趨勢或環境的不利影響。儘管受規管的博彩債項一般可於澳門追討，惟其他司法權區可能裁定直接或間接追討博彩債項屬違反公共政策行為。

倘若銀河開始提供信貸，即使銀河未能收回有關應收款項，也可能須就顧客贏款繳納博彩稅。

銀河過往並無但日後可能向貴賓中介人提供信貸，以補足中介人因貴賓博彩客贏款而欠負銀河的債項。銀河無法確定在上述情況下，最終贏款可補足中介人欠負銀河的款項，亦無法確定銀河可最終收回中介人欠負的款項。

向博彩客或中介人提供信貸時可能僅以有限的資料或信用分析作為基準，一般以過往購入籌碼數額為依歸。銀河的經營歷史尚短，故此銀河在評估信貸風險方面較對手遜色。

倘銀河未能向博彩客或中介人收回應收款項，則可能會對銀河以至經擴大嘉華建材集團的業務、現金流量、財務狀況、經營業績以及前景產生重大不利影響。

銀河依賴主要經理及僱員的持續服務，其中若干人士必須進行定期的適當資格評估

銀河是否具備競爭力，其高級管理層團隊提供的服務是一大要素。銀河無法確定主要管理層成員會在銀河留守效力。銀河的董事及若干主要僱員必須申請及進行適當資格程序及持續適當資格評估，澳門博彩機關可能就此隨時展開調查。該等機關可以其認為合理的任何理由否決某項申請或不通過某項適當資格審查報告。因此，銀河可能會流失被認為不合資格的主要僱員，而銀河可能難以另覓合適替代人選。銀河任何高級經理身故或離任，或未能吸引及挽留其他高級管理層成員，均可能對銀河以至經擴大嘉華建材集團的業務、現金流量、財務狀況、經營業績及前景產生重大不利影響。

銀河或不能發揮其業務策略的優勢

興建及發展銀河星際酒店、銀河路氹城大型娛樂渡假中心、位於路氹城之城市俱樂部銀河娛樂場、以及位於利奧酒店之銀河娛樂場，均屬銀河業務策略的一部份，旨在擴展貴賓及中場博彩客業務、發展新物業及壯大市場份額。由於澳門旅遊業及博彩市場的需求轉變，銀河未必能夠全面落實策略又或未能完全發揮預期優勢。銀河可能修訂其策略。此外，銀河亦未必能按照預期成功落實計劃，推動顧客使用多項發展中的設備，包括博彩、酒店、娛樂及其他設備，或未能達致銀河的表現目標。

具體而言，銀河未必能夠吸引足夠的貴賓或中場博彩客及其他遊客，以達成表現目標。銀河星際酒店及銀河路氹城大型娛樂渡假中心將需要吸引大量非貴賓客方可使業務有利可圖。銀河在吸引非貴賓博彩客及經營中場博彩業務方面經驗有限。此外，亞洲的非貴賓博彩客可能傾向選擇拉斯維加斯式的娛樂場、相關的酒店餐飲及娛樂設備，銀河的美國競爭對手在這方面則稍勝一籌。

銀河如未能有效落實業務策略，可能會對銀河的業務、現金流量、財務狀況、經營業績及前景產生重大不利影響。

銀河目前非常依賴貴賓博彩

銀河目前的貴賓博彩佔位於華都酒店之銀河娛樂場博彩收益約95%，貴賓博彩預計將會繼續佔銀河博彩收益的絕大部份，直至銀河星際酒店預期於二零零六年中開幕為止。貴賓博彩相對其他方式博彩較為容易波動，而來自貴賓博彩的輸／贏款表現時有不同，也可能對特定期間的現金流量及盈利造成正面或負面影響。倘若澳門博彩市場的發展是以中場博彩市場為主，位於華都酒店之銀河娛樂場、計劃中的路氹城之城市俱樂部銀河娛樂場以及位於利奧酒店之銀河娛樂場，會或將會非常依賴邊際利潤較低的博彩活動，面對已成功拓展高邊際利潤中場博彩業務的娛樂場時，經營將會更形艱困。此外，銀河無法確定貴賓博彩客業務可與澳門的中場博彩業務同步增長，亦無法確定不會因中場業務的增長而相應下滑。

澳門的貴賓博彩減少或停止增長，或銀河未能有效發展其中場博彩業務，均可大大影響銀河的財務狀況、日後經營業績及前景。

銀河投購的保險未必足以賠償災害事故損失，銀河的保險成本可能增加，而銀河未必可於日後取得足夠保險保障

銀河為位於華都酒店之銀河娛樂場投購的恐怖活動及相關損失保險保額有限，亦計劃就日後落成物業投購相若的保額。銀河亦有為位於華都酒店之銀河娛樂場投購物業「全保」，涵蓋災害事故（如火災及天災）的損失，並計劃為日後落成的物業投購類似保險。每份該等保單已經及將會載入若干例外情況，如發生重大災害事故，銀河就其設施投購的保額未必足以賠償一切損失。此外，如發生若干災害事故、核子事故、戰爭，以及由於恐怖活動恐慌而取消行程所導致的收入損失、朽壞或腐蝕、蟲蛀或動物破壞或污染，銀河的保險均未必可以全數賠償。因此，若干事件可導致銀河須承受重大及無保險保障的損失。

除因災害事故（如火災、天災、戰爭或恐怖活動）損壞銀河的物業外，銀河亦可能因該等事項或第三方索償而導致業務中止。銀河的一般責任保險可能不足以賠償該等事項的一切損失。

銀河每年為其保單續期。伊拉克地區持續出現衝突、恐怖活動、恐怖活動威脅或恐怖活動恐慌、其他大災難或要求承保公司為若干恐怖活動賠償的任何法例修訂等因素，均可導致保障範圍大減，並導致現有保障範圍的保費增加，以及保障以外的例外情況增加，因而導致銀河須選擇降低保額。批給規定銀河須投購保險，該等保額未必足以補足銀河物業發生災害事故的損失。此外，銀河如多次或嚴重違反批給的保險規定，可能導致銀河違反批給，以致澳門政府可單方面終止批給而毋須給予銀河任何賠償。

上述任何風險均可能對銀河的業務、現金流量、財務狀況、經營業績及前景產生重大不利影響。

與其他股東利益可能不同的關連股東可能會於完成後控制嘉華建材

該等信託、呂博士及呂氏家族若干成員將於完成後直接或間接實益擁有嘉華建材絕大部份已發行股份。因此，該等信託、呂博士及呂氏家族成員將對嘉華建材以至銀河的業務決策及事務行使重大影響力，其中包括嘉華建材董事會的組成以及需要取得股東批准的任何行動，例如採納註冊成立章程細則的修訂或批准合併或出售其所有或絕大部份資產。擁有權的集中可延誤、推遲或防止銀河的控制權出現變動，並可能使若干交易更加難以進行，或在缺乏呂氏家族支持的情況下便無法進行。呂氏家族的權益可能與其他股東的權益互相抵觸。

與銀河擴展及施工計劃有關的風險

銀河如未能履行批給下的投資責任，則可能失去批給

根據批給，銀河本有責任在二零一二年六月前就澳門的發展項目投資不少於澳門幣88億元(約85.4億港元)，於二零零六年之前開發兩項渡假中心、酒店及娛樂場項目，並於二零零六年十二月前開發一個會議中心。根據一項批給補充文件，銀河亦須在澳門發展兩個城市俱樂部娛樂場。根據一項於二零零二年十二月訂立的轉批給，威尼斯人澳門股份有限公司(作為轉批給公司)，現須負責銀河在批給下原定投資責任中的澳門幣44億元(約42.7億港元)，並有責任根據規定興建及發展兩個渡假中心、酒店及娛樂場項目之一、會議中心及兩個城市俱樂部娛樂場之一。

銀河計劃發展銀河星際酒店及銀河路氹城大型娛樂渡假中心以履行其餘投資責任，預計合共需動用約澳門幣58億元(約56億港元)。銀河預期銀河星際酒店將於二零零六年中竣工，而銀河路氹城大型娛樂渡假中心則於二零零八年初竣工，位於路氹城之城市俱樂部銀河娛樂場以及位於利奧酒店之銀河娛樂場將於二零零六年首季竣工，銀河星際酒店可履行發展渡假中心、酒店及娛樂場的責任，而發展位於華都酒店之銀河娛樂場則可履行發展城市俱樂部娛樂場的規定。

興建及發展銀河星際酒店、銀河路氹城大型娛樂渡假中心、銀河位於路氹城之城市俱樂部銀河娛樂場以及位於利奧酒店之銀河娛樂場將需大幅舉債或進行集資，並須面對發展及建築風險。銀河無法確保可取得所需融資或該等項目可如期或在不超支的情況下竣工。如銀河未能履行其投資責任，則澳門政府有權終止批給而毋須向銀河作出補償。

銀河將需大量資本開支以完成銀河星際酒店、銀河路氹城大型娛樂渡假中心及其他項目，未必能產生足夠現金流量或取得充裕融資

銀河估計，銀河星際酒店、銀河路氹城大型娛樂渡假中心(僅指第一期：由於計劃仍屬初期階段，其他階段的設計、發展、建築及裝備成本或會重大變動)、銀河位於路氹城之城市俱樂部銀河娛樂場以及位於利奧酒店之銀河娛樂場的設計、發展、建築及裝備的其餘成本總額將約達澳門幣59億元(約57億港元)。

銀河預期將會透過舉債、融資及來自經營業務的現金流量集資撥付其餘成本。銀河不能確定能否按可以接受的商業條款取得完成該等項目所需的資金，甚至無法獲得資金。此外，銀河不能確定其經營業務能否產生所需現金以完成該等項目。一旦銀河不能產生足夠現金以支付該等項目，又或無法符合本身的財政預算，銀河將需另覓額外資金來源。銀河未必能夠按可接受的條款籌集任何所需額外資金，甚至無法籌集資金。此外，倘若銀河因補足該等項目成本而招致其他債務，與銀河重大債項有關的風險將會增加。倘銀河不能產生足夠現金或另覓其他資金來源以完成該等項目，則經擴大嘉華建材集團的業務、現金流量、財政狀況、經營業績及前景可能受到重大不利影響。

銀河在發展及建築期間可能遇到導致其建築成本大幅增加或押後開業的問題

建築工程項目如興建銀河星際酒店、銀河路氹城大型娛樂渡假中心、銀河位於路氹城之城市俱樂部銀河娛樂場以及位於利奧酒店之銀河娛樂場等，需面對重大發展及建築風險。該等風險包括：

- 能源、物料及技術勞工短缺及價格上升；
- 申領所需許可證、牌照及批准受到延誤或失敗；
- 博彩或建築工程項目適用的法律有變；
- 圖則及規格更改；
- 工程問題，包括有問題圖則及規格；
- 勞工成本增加、勞資糾紛或停工；
- 與承包商及分包商出現糾紛及不履行合約；
- 環境問題；
- 天氣干擾或延誤；
- 火災、颱風及其他天災；及

- 地質、建築、挖掘、規管及設備問題。

在澳門，由於該等與博彩相關的建築活動大大增加，預料勞工需求勢將殷切，可能導致澳門的勞工成本亦因而大幅上升。嘉華建材董事相信，承包商大多可以聘用來自中國內地的廉價勞工，惟承包商須獲澳門政府批准。嘉華建材董事相信，申請有關批准可能須時數周或數月。銀河不能確定能否及時取得批准，甚或能否取得批准。澳門勞工成本上升，將會增加承包商不能準時並且在不超支的情況下履行合同的風險。

興建銀河星際酒店的時間表，乃取決於銀河在非營業時間進行建築工程的能力，惟此舉須獲澳門政府批准。由於與娛樂場相關的建築工程大增，附近居民或會游説澳門政府或尋求採取法律補救行動，就施工時間表或方法施加更為嚴緊的限制。

嘉華建材不能確定各承包商會否具備充足財政資源，以支付彼等須負責的超支成本，或以其他方式履行彼等於各合同下的責任，藉以如期完成及按協定金額完成工作。嘉華建材預期，銀河不會與全部承包商就上蓋結構及其他專門工程訂立保證最高價格合同。嘉華建材不能確定銀河將可避免成本出現超支及延期。一旦銀河嚴重超支，可能無法安排額外資金以支付該等成本。

上述任何建築工程風險或會導致未能預料的成本、增加成本及造成延誤，以致對銀河完成該等項目的能力，甚至銀河的業務、現金流量、財政狀況、經營業績及前景造成重大不利影響，最終喪失批給。

銀河可能更改未來項目的發展及興建計劃，致令建築成本大幅增加或延遲開業，嚴重影響銀河的經營業務及前景

銀河星際酒店、銀河路氹城大型娛樂渡假中心、位於利奧酒店之銀河娛樂場及銀河位於路氹城之城市俱樂部銀河娛樂場的預計成本及完工日期乃根據財政預算、概念／設計及時間表而定，惟當中或會出現變動。銀河將會繼續評估銀河星際酒店、銀河路氹城大型娛樂渡假中心、銀河位於路氹城之城市俱樂部銀河娛樂場以及位於利奧酒店之銀河娛樂場的項目設計，包括建築時間表、財政預算及澳門旅遊業及博彩市場的需求。本通函所述關於銀河未來項目的所有特色，乃按銀河現有項目計劃為基礎，但銀河項目的個別設計可能與本通函所述者有所不同。

嘉華建材不能確定銀河承包商將可按固定金額進行工作，而銀河可以訂立的任何固定金額合同，幾乎可以肯定將需因應若干例外及除外情況容許固定金額合同的價格變動而增加。

銀河未來項目如出現重大改變，可能會對銀河的業務、現金流量、財政狀況、經營業績及前景造成重大不利影響，以致喪失批給。

倘銀河無法按可以接受的條款取得所需土地批給，則不能發出銀河星際酒店、銀河路氹城大型娛樂渡假中心及其他項目的入住許可證

倘銀河或其合作夥伴無法按可以接受的條款取得所需土地批給，則銀河星際酒店、銀河路氹城大型娛樂渡假中心及銀河位於路氹城之城市俱樂部銀河娛樂場不能繼續發展。銀河正在一幅部分最終由銀河擁有及部分由澳門政府擁有的土地上興建銀河星際酒店，並已在銀河路氹城大型娛樂渡假中心之地盤展開地盤平整工程。儘管銀河與澳門政府經已展開磋商，惟銀河尚未取得擬建銀河星際酒店佔地共6,864平方米的整個地盤之租賃權利。此外，銀河亦剛剛就銀河路氹城大型娛樂渡假中心的租約或土地批給展開磋商。銀河不能確定能否取得該等地盤所需的全部權利。此外，銀河不能確定所獲授土地批給的經濟條款能否接受，或土地批給的最終經濟及財政條款不會超出銀河的費用預算及土地批給下的租金。一旦銀河無法按可以接受的條款取得土地批給，則銀河星際酒店及銀河路氹城大型娛樂渡假中心可能無法完工，導致批給須予終止，甚至對銀河的業務、現金流量、財政狀況、經營業績及前景造成重大不利影響。

銀河進行建築工程時須遵守環境保護條例，因而可能須承擔環保責任

作為位於銀河星際酒店及銀河路氹城大型娛樂渡假中心的財產擁有人及發展商（直接或間接，部分或全部擁有），銀河將會就遵守環保規定而產生成本及增加資金，因此可能影響銀河在不超支情況下如期發展或使用其物業的能力。這點可能對銀河甚至乎經擴大嘉華建材集團的業務、現金流量、財政狀況、經營業績及前景造成重大不利影響。

與澳門有關的風險

澳門政府可在若干情況下終止批給而毋須對銀河作出賠償

倘銀河未能遵守批給及適用的澳門法例下的基本義務，則澳門政府有權單方面終止批給：

- 經營未獲授權的其他方式幸運博彩業務或進行超越銀河獨具之目標之活動，以致偏離批給之目的；

- 在並無合理理由下放棄或停止經營銀河在澳門的博彩業務連續超過七日，或於任何曆年放棄或停止經營有關業務超過十四日；
- 違反適用法律，在未獲授權情況下轉讓銀河的全部或部分博彩業務；
- 無法支付應付澳門政府的稅項、費用、徵費或其他款項；
- 於澳門政府臨時接管業務後，無法恢復經營批給下的業務；
- 多次違反澳門博彩監察協調局的決定，或多次反對受澳門博彩監察協調局監管；
- 於指定期限內無法提供或增補批給訂明的債券及擔保；
- 破產或無力償債或從事嚴重欺詐活動意圖騙取銀河的公眾利益；
- 銀河嚴重及多次違反經營娛樂場幸運博彩或其他形式的博彩業務之規則。

銀河亦有一般責任以公平誠實方式經營娛樂場幸運博彩或其他娛樂場博彩業務，不涉及任何犯罪活動，包括確保遵守適用的反洗黑錢法規。

銀河違反批給可能導致批給須予終止，澳門政府亦可能向銀河追討損害賠償或損失。根據批給，倘澳門政府以銀河失責為理由決定終止批給，則銀河將不獲賠償。若在此情況下終止批給，銀河在澳門所有娛樂場博彩經營業務及相關設備，將會自動轉讓予澳門政府，而銀河將不再取得來自該等經營業務的收入。

此外，批給准許澳門政府在符合公眾利益的情況下於任何時間單方面撤回批給。倘澳門政府以公眾利益為理由撤回批給，銀河將可獲合理賠償，有關賠償將考慮批給尚餘年期及銀河於批給下作出的投資而定。銀河不能確定有關賠償是否足以彌補喪失批給的損失。

在大多數情況下，批給並無訂明特定的補救期限，讓銀河就批給下的失責行為作出補救。因此，銀河反而依賴與澳門政府進行諮詢及磋商，以給予銀河補救失責行為的機會。此外，批給載有多項一般契諾及責任和其他條文規定，遵守與否之決定乃屬主觀。銀河不能確定將

可滿足澳門政府的要求履行該等契諾，因此，銀河須依賴其本身與澳門政府一直保持良好的溝通及誠懇磋商，確保可在避免出現失責行為的情況下履行本身的義務。倘銀河與澳門政府就批給條文的詮釋或銀河有否遵守批給條文方面產生異議，銀河將依賴與適當澳門政府機關進行的諮詢。然而，進行有關諮詢期間，銀河將有責任遵守澳門政府對批給條款的詮釋。

批給准許澳門政府可要求銀河對其位於澳門之物業藍圖及規格作出各項更改，並作出多項可能對銀河具有約束力的其他決定。舉例來説，澳門政府有權要求向銀河注入額外資本，或要求銀河提供若干債券或其他履約擔保，金額由澳門政府按需要釐定。銀河於提高若干債項或增加股本前，必須先經澳門博彩及政府當局批准。因此，嘉華建材不能確定銀河能否遵守該等規定或澳門政府任何其他規定，或批給所施加的其他規定及義務。

銀河不僅有責任遵守批給的條款，亦有責任遵守澳門政府日後可能頒佈的法規。嘉華建材不能確定銀河能否遵守任何有關法規，亦無法確定該等法規會否對嘉華建材經營本身於澳門的物業或發展澳門新物業的能力造成不利影響。現行法規如有變動，亦可能會對銀河的經營業務造成重大不利影響。由於上述或其他原因喪失批給將令銀河無法在澳門經營博彩業務，以致對銀河甚至乎經擴大嘉華建材集團的業務、現金流量、財政狀況、經營業績及前景造成重大不利影響。

倘銀河無法於二零二二年獲延長批給，又或澳門政府於二零一七年行使贖回權利，則銀河將不會取得來自澳門博彩經營業務的收入

批給將於二零二二年六月屆滿。除非延長批給，否則銀河於澳門的娛樂場經營業務及相關設備將於該日自動轉讓予澳門政府而毋須向銀河作出賠償，而銀河將不會取得來自該等經營業務的收入。自二零一七年六月起，澳門政府發出至少一年事先通知後，即可贖回批給。倘若澳門政府行使贖回權利，則銀河將有權取得公平合理賠償或彌償。有關賠償或彌償金額將按贖回前的税務年度銀河所產生的收入金額計算。銀河未必能夠按對於銀河有利的條款重續或延長批給，甚或不能重續或延長批給。此外，嘉華建材亦不能確定，倘若澳門政府贖回銀河的批給，銀河所收取的賠償金額能否足以補償其未來收入的損失。

銀河根據批給及澳門法律支付的費用、徵費及稅項可能有變

根據批給，銀河須向澳門政府支付費用，以經營娛樂場幸運博彩業務。定額部分為每年澳門幣30,000,000元（約29,130,000港元），而非定額部分須每月支付。定額部分於二零零五年六月二十六日起支付，而非定額部分相等於：(i)每張貴賓博彩桌每年澳門幣300,000元（約291,262港元）；(ii)一般用途博彩桌每張每年澳門幣150,000元（約145,631港元）；及(iii)每部電動或機動博彩機（包括角子機）每年澳門幣1,000元（約971港元）。費用的非定額部分已在位於華都酒店之銀河娛樂場開業後繳付。自此以後直至銀河星際酒店開業為止，費用的非定額部分不得少於假設銀河每年營辦20張貴賓博彩桌及20張一般用途博彩桌而應繳付的金額（即澳門幣9,000,000元（約8,740,000港元））。銀河星際酒店開業後，費用的非定額部分最低金額不得少假設銀河每年營辦100張貴賓博彩桌及100張一般用途博彩桌而應繳付的金額（即澳門幣45,000,000元（約43,690,000港元））。費用的非定額部分須視乎於二零零五年六月二十六日再次洽商後而定。

銀河須每月向一公共基金支付相當於其博彩收入總額1.6%的徵費，作為促進、發展或研究文化、社會、經濟、教育、科學、學術及慈善活動用途，並向澳門政府繳納其博彩收入總額的2.4%，用以發展澳門城市建設、推廣旅遊業及提供社會保障。有關徵費於二零一零年可予調整。此外，銀河亦須支付特別博彩稅（為博彩收入總額的35%）及適用的預扣稅。澳門現行博彩稅乃按博彩收入總額的若干百分比計算。博彩收入總額並不包括信貸損失的扣減。銀河已獲豁免繳納博彩收入的企業所得稅，直至二零零八年十二月三十一日止。

銀河不能確定須就非定額費用、徵費及銀河的企業所得稅豁免作出檢討時，能否與澳門政府達成可以接受的條款。如銀河的費用、徵費或博彩稅增加，或銀河獲授的企業所得稅豁免出現變動或不獲豁免，可能會對銀河甚至乎經擴大嘉華建材集團的業務、現金流量、財政狀況、經營業績及前景造成重大不利影響。

澳門的運輸基建未必足以支持博彩業的發展

澳門與中國內地由兩個邊境關卡接連。澳門擁有一個機場，往返中國內地及亞洲多個城市的飛機班次頻密。來往澳門與香港可經噴射船、輪船及直升機等多種不同交通工具。為支持澳門蛻變成為中場博彩目的地這個目標，必須大幅增加前往澳門的巴士、航班及輪船班次。此外，澳門內陸的道路系統經常擠塞，實在有必要作出重大改善，方可支持交通流量的預期

增長。儘管澳門正發展多個項目，務求可改善澳門對內對外的交通聯繫，惟銀河不能確定該等項目能否獲得批准、取得融資或及時落成，以應付預期交通運輸的需求增長，甚至能否成事。

澳門博彩業可能依重中國內地

根據澳門統計暨普查局的資料顯示，二零零四年16,700,000名訪澳遊客中，9,500,000名來自中國內地，銀河相信其顧客絕大部分來自中國內地。中國內地經濟與大多數發達國家經濟有眾多不同之處，包括在政府干預、發展程度、增長率、外滙管制及資源分配方面。儘管中國內地經濟過去二十年來迅速增長，但主要集中於若干地區及經濟領域。中國內地政府實施了多項措施以刺激經濟增長及分配資源。這些措施部分可能對銀河造成負面影響。中國內地政府對國內的經濟發展一直扮演相當重要的角色。中國目前仍為計劃經濟體系，尚待全面開放。中國政府透過採取直接政府指引，以及實施財政及金融政策等，以控制中國內地的經濟增長。

倘中國內地的經濟及社會狀況有任何不利變動，中國內地政府實施政策或中國內地法規有變(包括中國內地有關出境外遊方面政策的變動)，可能會對中國內地的整體經濟增長、中國內地中產階級的規模、中國內地的高淨值人士數目、流出中國內地的資金以及中國內地居民的旅遊次數造成不利影響。此等情況或會對銀河的業務、現金流量、財政狀況、經營業績及前景造成重大不利影響。

澳門可能無法成功成為中場博彩目的地，並可能對貴賓博彩客失去吸引力

澳門政府已逐步開放博彩發牌制度及監管架構，藉以促進澳門的經濟增長及投資。澳門如要發展成為規模更大的中場博彩市場，可能會受到(其中包括)以下因素影響：澳門部分娛樂場營辦商缺乏中場市場經驗，交通基建不足，住宿及相關設備供應短缺，旅遊景點匱乏，來自其他博彩市場的競爭，或中國及亞洲其他地區的中場博彩需求不多。銀河不能確定澳門博彩市場將會一如預期增長，或能夠成功開展中場博彩業務。上述任何一項因素均可能導致澳門博彩市場的增長裹足不前，以及澳門娛樂場及酒店娛樂場渡假中心不再大受歡迎。酒店娛樂場渡假中心的增長或受歡迎程度，或銀河所提供服務的吸引力減退或停滯不前，可能嚴重損害銀河的財政狀況及未來的經營業績。

在澳門經營業務須承擔政治及經濟風險

澳門的政治、社會、法律、税務及經濟發展可能會對銀河甚至乎經擴大嘉華建材集團的業務、現金流量、財政狀況、經營業績及前景造成重大不利影響。澳門有關博彩及博彩批給方面的法規大多屬於新訂法規，少有或並無先例可循以供詮釋。嘉華建材認為銀河的架構及經營業務符合澳門的適用法規。然而，該等法規內容複雜，法庭或行政或監管機關日後可能會對有關法規作出詮釋或頒佈規則，有別於銀河的詮釋。在此情況下，銀河可能被指違反適用法律或批給，導致批給須予終止。銀河在澳門的業務活動須受澳門政府多個部門的行政審查及批准。澳門法律准許就行政訴訟向法庭提出申訴。然而，該等與博彩糾紛有關的申訴大部分並無先例可循。

如爆發嚴重急性呼吸系統綜合症、禽流感或其他高度傳染性疾病，可能嚴重影響到訪銀河設施的遊客人數以致影響銀河的經營業務

二零零三年，澳門、台灣、中國內地、香港、新加坡及若干其他地區爆發高度傳染性的嚴重急性呼吸系統綜合症，導致受影響地區(包括澳門)的出入境旅遊及經濟活動鋭減。最近，亞洲爆發數宗禽流感，包括人傳人感染個案。爆發高度傳染性疾病，可能嚴重影響到訪銀河設施的遊客人數，甚至銀河具備充足人手經營業務的能力，以致影響銀河的經營業務及擴充計劃。倘銀河任何顧客或員工被懷疑受到嚴重急性呼吸系統綜合症、禽流感或類似疾病感染，銀河或須隔離有關顧客或員工，或封鎖設施內的受影響區域，暫停受影響設施的部分或全部經營業務。一旦嚴重急性呼吸系統綜合症、禽流感或其他傳染性疾病再次爆發，可能會對銀河的業務、現金流量、財政狀況、經營業績及前景造成嚴重不利影響。

澳門易刮猛烈颱風，可能影響經營業務

過往，颱風對澳門的基建及經濟造成重大影響。一旦澳門刮起猛烈颱風或出現其他天災，可能對銀河業務造成嚴重影響。儘管銀河已就該等天災投保，惟不能確定有關保障足以彌償銀河在澳門的物業遭受嚴重損毀或部分或完全破壞，或澳門的基建或經濟損毀所招致的直接及間接成本(包括喪失業務)。

與銀河預期的重大債項有關的風險

銀河將會大幅舉債，未來現金流量可能不足以應付銀河的責任，銀河可能難以爭取更多融資

嘉華建材預期將會錄得銀河重大綜合債項。嘉華建材預料，銀河將需根據新融資安排借入估計最多約57億港元，作為興建計劃設施所需的資金。銀河的重大債項可能帶來嚴重後果，例如：

- 銀河可能更加難以履行與其債項有關的責任；
- 倘銀河無法在原定完工日期(在若干情況下可予延長，但不可超逾合同所指定日期)完成興建計劃設施，又或銀河無法履行規管銀河債項的文據下的付款責任或無力償債，則該等協議下的貸款人將有權要求提前償還債項，並對銀河行使其他權利及採取補救方法。該等權利及補救方法可包括以下權利：
  - 管有已質押作為抵押品的資產，
  - 向法庭提出呈請，以委任接管人接管銀河或銀河絕大部分資產，及
  - 倘銀河無力償債，則提出銀河非自願破產法律程序，在任何情況下均須受一般適用於有抵押債權人，以及適用博彩法律、規則及規例施加的程序規限及限制所規限；
- 一俟銀河星際酒店落成，銀河將須利用來自經營業務的現金流量中之大部分償還債項及支付發展成本，此舉將會導致可供營運資金、資本開支及其他一般企業用途使用的現金流量有所減少；
- 銀河對時刻轉變的營商環境及經濟狀況作出應變，以及抵受競爭壓力的能力可能有限，這或會影響銀河的財政狀況；
- 銀河獲取額外融資(如有需要)以支付發展及建築成本、應付營運資金需要、資本開支、支付債項利息、一般企業或其他責任；
- 銀河所付利息利率將跟隨市場利率波動，因此，倘市場利率趨升，銀河的利息開支將會增加；

- 銀河的重大債項導致銀河須面對整體經濟及行業狀況不利的風險；及
- 銀河的競爭對手無需大幅舉債，銀河可能因而處於不利位置。

規管銀河債項融資的協議可能載有限制銀河從事若干交易的契諾，可能影響銀河對時刻轉變的營商環境及經濟狀況作出應變的能力，可能損害銀河對業務及經濟狀況變更作出回應之能力

規管銀河債項融資的文據可能載有限制銀河從事若干交易的契諾，可能影響銀河對時刻轉變的營商環境及經濟狀況作出應變的能力。債項融資可能對銀河集團施加營運及財政方面的限制。

倘銀河無法遵守債項融資所載契諾(包括因銀河無法控制事件)，可能成為一項違約事件，繼而可能對銀河甚至乎經擴大嘉華建材集團的經營業績及財政狀況造成重大不利影響。

貸款協議及債項文據通常載有「連帶違約」條文規定，即一名借貸人無力償還借貸，可能導致另一借貸人甚或其他借貸人無力償還有關借貸，即使借款人一直監察其須對後者承擔的還款責任。這將促使借貸人需加快還款，而債權人可要求有關借貸的所有未償還款項即時到期並須即時償還，這可能導致經擴大嘉華建材集團其他成員公司的債項亦會即時到期並須即時償還。倘出現違約事件以致需要加快還款，銀河的資產或現金流量可能不足以悉數支付銀河尚未償還債項文據下的借貸，且經擴大嘉華建材集團或許不願意或無法償還、再次集資償還或重整債項。

其他風險

嘉華建材於可見未來可能不會派息

嘉華建材董事會可酌情宣派或建議派付股息。嘉華建材董事宣派或建議派付股息之決定將根據當時情況而定，包括經擴大嘉華建材集團之盈利、財政狀況及資金需要，以至經濟及其他狀況。嘉華建材宣派股息亦受香港公司條例規定所規限，該條例禁止嘉華建材自(變現)股東應佔溢利以外宣派股息。

完成後，銀河將會成為嘉華建材之附屬公司，將在其綜合財務報表中以公平值確認全部可識別銀河資產及負債。收購成本與已獲確認之可識別資產、負債及或然負債之應佔公平值淨額將(視乎情況而定)入賬列為商譽或負商譽。因收購事項而產生之任何商譽將在嘉華建材綜合資產負債表中確認為資產並以成本列值，惟須每年檢討減值情況。有關減值將在損益表

中確認列為開支。因收購事項而產生之任何負商譽將於損益表中入賬列為其他收入。按香港財務報告準則第3號規定，就會計目的而言，嘉華建材代價股份之公平值將於完成日期釐定。因此，商譽或負商譽之多少將視乎完成日期嘉華建材股份之股價而定。倘收購事項最終產生商譽，則可於損益表中全數撇銷，這可能導致保留盈利變成累計虧損。根據香港法例，只要嘉華建材仍錄得累計虧損，即不可透過派息作出任何分派。因此，視乎商譽多寡而定，收購後嘉華建材可能無法透過派息分派任何溢利，除非及直至其在法庭同意下削減資本，以抵銷累計虧損或賺取足以抵銷累計虧損之溢利。

嘉華建材或相關實體(但此乃不包括根據購股權計劃發行股份，或於本通函日期存有的責任)將有責任從任何股本相關集資活動所得款項淨額中，先行撥付贖回定息票據的資金。

定息票據獲全數贖回前，嘉華建材一概不可派付任何股息。除了嘉華建材集團及／或銀河集團在日常及正常業務過程中的貸款或付款外，於定息票據獲全數贖回前，嘉華建材一概不可向任何關連公司或人士提供任何貸款或其他非貿易款項。

由於銀河之資金投資負擔繁重(主要為路氹城大型娛樂渡假中心及銀河星際酒店項目)，銀河預期最快到二零零九年方可派付現金股息。嘉華建材作為一間控股公司，將部分依賴銀河之經營業務(完成後為其主要附屬公司)以獲取現金。銀河未來債項之條款可能限制銀河透過派息向嘉華建材提供資金之能力。

此外，鑒於亞太地區博彩業的商業競爭激烈，嘉華建材可能面對資金競爭，或有需要單以保留盈利作為其經營業務及擴充業務的資金。

本通函所載摘自公開來源之統計數字未必可靠

本通函所載有關澳門及博彩業之若干統計數字及其他資料，乃摘自未經嘉華建材及嘉華國際獨立核實之多份官方刊物，故此可能不準確、不完整或過時。嘉華建材及嘉華國際對該等資料之真確性或準確性概不發表任何聲明，因此，不應過分依賴該等資料。

銀河可能須繳納香港或中國內地稅項

儘管銀河業務及營運全部均在香港境外，無須繳納香港或中國內地稅項，然而概不能保證香港或中國內地之稅例將維持不變，及銀河之業務及營運將一直無須繳付香港或中國內地稅項。

A. 以下為美國評值所編製銀河集團的估值報告。

美國評值
國際資產評估顧問

香港灣仔告士打道108號
大新金融中心15樓1506-10室
Rm 1506-10, 15/F
Dah Sing Financial Centre
108 Gloucester Road
Wanchai, Hong Kong
電話 Tel: (852) 2511 5200
傳真 Fax: (852) 2511 9626
www.american-appraisal.com.hk

PRC Offices:
Hong Kong • Beijing • Shanghai • Guangzhou • Shenzhen
中國辦事處：
香港 • 北京 • 上海 • 廣州 • 深圳

敬啟者：

吾等茲遵照　閣下的指示，就銀河娛樂場股份有限公司及其附屬公司(統稱「**銀河**」或「該公司」)的業務企業公平市值進行估值，此乃參考有關嘉華建材有限公司(「**嘉華建材**」)建議收購銀河的97.9%經濟權益(及88.1%投票權)(「**收購事項**」)一事，就銀河於澳門現有及擬進行的娛樂場及酒店業務而作出。據吾等所知，嘉華建材將根據香港聯合交易所有限公司(「**香港聯交所**」)證券上市規則的規定於致嘉華建材股東、嘉華國際集團有限公司(「**嘉華國際**」)股東及香港聯交所的通函內披露本函件。

此估值的目的乃就收購事項對銀河於二零零四年十二月三十一日的業務企業公平市值發表獨立意見。本函件指出所評估的資產、列明估值基準及假設、說明所使用的估值方法並呈報吾等的估值結論。據吾等所知，自二零零四年十二月三十一日以來，業內的有系統風險並無任何重大不利變動，吾等並無發現且銀河亦無告知吾等該等無系統風險出現任何重大不利變動，以致吾等就整體而言有必要更新所作估值。

吾等遵照《美國專業評估慣例的統一標準》(「USPAP」)的申報規定而進行估值，USPAP乃美國專業估值師依循的公認估值標準。

就估值而言，「*公平市值*」為自願買家與自願賣家在並無強迫並且對一切有關事實有合理認識的情況下就交易企業的估計金額。「業務企業」界定為所投入資本，相等於全部計息債務另加股東權益及貸款。業務企業的公平市值乃根據該股東及債務持有人將實際享有預期該企業日後經濟利益計算。

公司背景

於二零零二年，銀河於澳門獲授為期二十年的博彩批給。威尼斯人集團隨後與銀河簽訂轉批給協議，此協議已獲澳門政府批准。根據該轉批給協議，銀河與威尼斯人集團將獨立發展及經營若干於澳門的娛樂場項目。該兩間公司分別有責任於七年內投資澳門幣44億元作項目發展之用。

位於華都酒店之銀河首個城市俱樂部娛樂場已於二零零四年七月開業，銀河首個城市俱樂部娛樂場乃位於澳門市中心的一個小型娛樂場，設有63張博彩桌及74台角子機，銀河亦計劃於二零零六年開設另一間城市俱樂部娛樂場。銀河已計劃興建兩座主要綜合大樓：

(a) 一座名為銀河星際酒店的娛樂及娛樂場綜合大樓，位於中國銀行大廈毗鄰，並將於二零零六年中開業。

(b) 一座名為銀河路氹城大型娛樂渡假中心的娛樂及娛樂場綜合大樓，位於氹仔，預期將於二零零八年開業。此乃銀河規模最大的設施，針對家庭訪客及貴賓博彩客，故比較著重迎合中場市場的娛樂設施。

工作範疇及假設

吾等的工作包括與銀河管理層討論有關業務的歷史、營運及前景、行業環境的研究、該公司管理層向吾等提供就銀河日後推出業務時間表作出的財務預測檢討(「**財務預測**」)以及其他有關文件的審核。吾等已評估財務預測內各個主要項目，包括主要基準及假設。吾等乃透過評估當日吾等對當時的經濟狀況、行業前景及市況的有限研究(但足夠作為本估值用途)，並與嘉華建材管理層就預測表現進行的討論而完成有關評估。吾等認為有關業務計劃及推出時間表合理可行。吾等已假設且有理由相信在進行是次估值過程中吾等所得的數據，以及吾等無法透過標準程序核實由嘉華建材管理層向吾等所提供的資料、意見及陳述乃真確無誤。吾等並無理由懷疑有任何重大事實遭遺漏，且吾等亦無發現任何事實或情況將會導致向吾等提供的資料、意見及作出的陳述失實、不確或有誤導成份。在達致吾等的估值意見時，吾等已考慮下列主要因素：

— 澳門整體博彩市場及其增長潛力

— 銀河的財務狀況

— 銀河過往的經營業績及賬面值

— 澳門及中華人民共和國的整體經濟前景，以及影響澳門博彩業的特殊經濟及競爭元素

— 銀河的發展階段

— 博彩批給及轉批給協議

— 銀河的財務預測

— 銀河的業務風險

— 銀河所經營的行業及競爭環境分析

— 對下文所述可資比較公司進行分析，以得出市盈率分析及計算折現率

由於銀河所經營的環境經常轉變，故已訂立多項假設以充份支持吾等總結的股權價值。編製本估值所採納的各項主要假設載列如下：

— 銀河的財務預測已按合理基準編製，反映該公司管理層經審慎周詳考慮後所作出的估計

— 銀河管理層所提供的財務預測將會實現

— 澳門現行政治、法律及經濟狀況將無重大變動，銀河將於澳門繼續經營業務

— 澳門博彩市場的行業趨勢及市場狀況與所預測者並無重大差異

— 二零零五年，澳門博彩收入將會增長25%，到了二零一六年將會逐漸放慢至5%，此後，在批給餘下年期將會一直保持5%的穩定增長

— 澳門來自貴賓級市場及中場市場的博彩收入比例，將由二零零四年的72：28，變成二零一二年的65：35，此後，在批給其餘年期將會一直保持不變為65：35

— 鑑於澳門政府已承諾表明直到二零零九年四月前，在澳門可經營博彩業務的批給數目將不會超出三項，除現有三項批給以及可能授出最多三項批給外，於批給期限內將不會進一步授出批給或轉批給

— 從一個有效率市場的可資比較數據計算得出的所需回報率，已反映出現時的競爭以及預期未來將會出現的競爭

— 在二零零八年年底前，銀河在澳門將會經營至少五個博彩及渡假中心項目

— 收入來源主要來自貴賓及中場市場的博彩收入，以及源自旅遊酒店方面的收入

— 銀河所佔澳門博彩收入的整體市場份額，將由二零零四年下半年的14%，逐漸增至二零一零年的28%(相當於貴賓級市場佔35%，中場市場佔14%)

— 銀河博彩收入將按收娛樂場的質素及位置，以及擬設有的博彩桌數目，來自多個不同娛樂場

— 非博彩收入已計入有關設施的規模及質素、市場競爭以及澳門旅遊業的增長

— 直接博彩開支將主要包括35%博彩稅、4%法定貢獻以及支付中介人的佣金及津貼(佔貴賓博彩收入約40%)，此比率與業內慣常做法一致。

— 銀河的非博彩開支主要與酒店及娛樂設備有關，並由該公司管理層經參考業內準繩後估計

— 其他經營開支(包括員工成本、行政及市場推廣開支、物業相關開支等)乃按銀河管理層經參考經營業務規模後估計

— 已撥出重大裝修、更換設備及擴充業務所需的資本儲備，並佔總收入的1.5%

— 按日後價格水平釐定的興建擬建娛樂場及旅遊酒店業務的資本開支，有關資金來自內部(主要是業務營運)及／或外部(主要是債務)所得的現金流量，並按與承包商作為市場參與者所訂立的一般付款條款支付

— 銀河須予繳納博彩稅，另加按照博彩收入總額的39%計算的法定貢獻(但並非博彩業務的所得稅)；然而，旅遊酒店業務的經營溢利仍須按15%稅率繳稅。

— 銀河經營所在地澳門的現行稅法將不會出現重大變動，應繳稅率保持不變，並將遵守一切適用法規

— 所賺取的收入及已產生的開支乃於同期收支

— 該公司管理層預期，考慮到博彩及非博彩業務的應付貿易賬款及應收貿易賬款的付款期限，營運資金淨額在批給期限內的變動將會一直為正數變動。然而，為審慎起見，銀河的財務預測不會計入營運資金變動所產生的現金流入或流出

— 根據銀河的財務預測，發展經營業務的增長將不會受制於可供動用的融資

— 現行滙率及利率將不會出現重大變動

— 銀河將可挽留優秀管理層人員、主要人員及技術人員，以支持持續經營業務

估值方法

於評估一項業務時，不論業務的多樣性、位置或技術複雜程度來説，有三種基本估值方法。該三種方法一般稱之為成本法、收入法及市場法。

成本法須根據該物業的重建或重置成本，並就已存在及可以計量的實際損耗及功能和經濟過時等因素作出折舊而釐定價值。當所評估的資產缺乏既有可用市場或應佔個別可識別現金流量時，成本法可能被視為顯示該等資產持續最可靠估值的指標。市場法則考慮最近就類似資產所支付的價格，並就指標市價作出調整，以反映所評估資產相比市場可資比較資產的狀況及用途。當所評估資產具備既有可用市場，則可按市場法進行評估。收入法指將擁有資產的未來期間經濟利益轉為現值，以顯示有關價值。

在正常情況下，吾等作為評值師須一併考慮該三種方法，蓋因當中任何一種甚至乎所有方法均可以提供可靠的估值。

為達致吾等的估值意見，吾等已考慮三種公認的估值方法：成本法、市場法及收入法。雖然成本法適用於達致若干目的，但由於成本法不能取得業務在發展初期的未來盈利潛力，故一般不被視為適用於持續經營業務的估值。因此，吾等在估值中並無運用成本法。就達致吾等的意見時，吾等依賴市場法及收入法以編製銀河業務企業價值分析。吾等就銀河企業價值的穩健狀況進行檢討時同時使用兩種方法，該等方法乃適合使用並獲USPAP建議採用。銀河的估值乃按「整項業務」為基準。吾等採用的估值方法已經計入營業額增加(包括來自非貴賓博彩桌的收入貢獻的增長)、收入／盈利增加(尤其是毛利率的改善)、經營開支的增加，以及計劃項目及日後擴充業務產生的額外資本開支／承擔。

市場法 — 公司指引法

公司指引法乃利用可資比較上市公司的市值來測量其經營業績，藉以提供價值的指標，然後將該等市盈率與所評估的業務比較。此方法亦利用從事相同或同類型業務的公司股份市價數據與上述公司比較。

吾等的計算方法及分析乃根據可資比較公司的企業價值(「企業價值」)，及二零零九年的營運資金變動前的預測經營現金流量為基準計算。吾等認為銀河到了二零零九年將會相對穩定，蓋因銀河旗下設施一銀河星際酒店、銀河路氹城大型娛樂渡假中心第一期以及第二個新建城市俱樂部娛樂場各主要計劃部份，屆時將已過渡準備時期，並已全面開業。在進行是次估值時，吾等對企業價值所下定義為市值加債務淨值。企業價值的定義普遍用於公司指引法中的投資實體，以避免可資比較公司的資本架構不同而造成差異。該公司管理層乃將此營運資金變動前的預測經營現金流量視為未計利息、稅項、折舊及攤銷前盈利(「EBITDA」)。鑑於銀河的業務大致上屬現金性質，故假設所賺取及收取的收入及已產生的開支於同期收支乃為審慎做法；故此，將不會對營運資金造成任何附帶影響。因此，營運資金變動前的預測經營現金流量將成為進行估值時作為 EBITDA 的理想代表。所賺取收入及已產生開支將於同期收支，乃為審慎起見而作出的假設，這是由於娛樂場經營業務屬現金性質，且根據吾等就可供比較公司最近期公佈的賬目進行的研究，該等可供比較公司的營運資金需求為負數。由於銀河在營運資金變動前的預測經營現金流量乃用作 EBITDA 的代表，故有關營運資金變動的假設將不會影響市場法。

按照財務預測，該公司的 EBITDA 估計將為2,594,000,000港元。可資比較公司的企業價值對 EBITDA 倍數乃吾等認為可普遍代表有關行業的公司。來自指引公司的平均企業價值對 EBITDA 倍數為10.84倍，已於穩定的年度應用於銀河，藉以在自由買賣的基準下得出銀河的企業價值。吾等就該等指引公司的平均企業價值對 EBITDA 進行分析時，證券分析員已經預測二零零六年的 EBITDA，並經考慮(i) EBITDA 的年增長率，(ii)該等指引公司二零零三年至二零零六年的預測複合年增長率(「複合年增長率」)，以及(iii)該等指引公司各自所處的發展階段，然後推算得出銀河二零零九年的 EBITDA。吾等根據公司的規模、地理位置及相似業務性質，揀選了五間美國及香港上市公司作為可資比較公司。該等可資比較公司計有 MGM Mirage、Caesars Entertainment、Wynn Resorts、Las Vegas Sands 及新濠國際發展有限公司。

此外，按行業平均企業價值對 EBITDA 計算所得的企業價值，乃加上20%控制權溢價並減去餘下初始投資成本於估值日的現值約48億港元。由於透過公司指引法而得出的指標價值，只相當於少數權益股東準備注資該業務的價值，但收購一間公司的控制權時一般需要取得額外價值(稱為控制權溢價)，因而不能反映現階段銀河計劃的資本投資尚未全數作出的事實，故此需要作出有關調整。誠如 Mergerstat Review 2004 及彭博資料庫所摘錄的市場數據顯示，美國娛樂界的20%控制權溢價乃屬恰當。因此，吾等就銀河企業價值所採用的控制權溢價與市場相符，且鑑於香港業內並無規模相當、足以作為舉例用途的公司可提供類似統計數字，因此，吾等認為此乃市場目前可供提供的最適切統計數字。

根據上文所述分析，按照市場法計算所得銀河的企業價值所示價值，經作出股份缺乏流通性（請參閱下文「額外調整」一段）的調整後約達256億港元。

收入法 — 現金流量折現法

收入法中的現金流量折現法清楚列明，投資的現值乃根據指定期間收入、節省成本或出售所得款項等預期日後所得經濟利益計算。價值的指標乃透過將可供分派予股東及償還債項後的日後可自由動用現金流量，折現至能夠同時反映市場目前的回報要求及特定投資所固有的風險的百分率而釐定。

吾等將年度現金流量淨額折現至現值使用的比率，乃按加權平均資本成本（「加權平均資本成本」）為基準，計入資本及債項成本，就每項資本來源於資本架構按比例計算金額的加權值釐定。於估值中，資本成本乃使用資本資產定價模式（「資本資產定價模式」）計算所得，資本資產定價模式是市場最普遍採用以估計所需資本回報率的一個方法。資本資產定價模式訂明，資本成本為無風險比率另加用以計量有系統風險的線性函數（亦稱「Beta 值」），再乘以股票市場的整體溢價。加權平均資本成本的另一組成部分為債項成本，此乃按估計借款率8%為基準計算。然後，將資本加權成本和根據 貴公司長期資產負債比率為基準的債項成本兩者的總和，而計算得出加權平均資本成本。

就考慮該公司的行業有系統風險及無系統風險（大部分與公司特定風險有關）而言，吾等相信根據上述五間可資比較公司的估計平均所需回報另加無系統風險的風險溢價，以10%的折現率對銀河業務企業進行估值實為恰當。

鑒於銀河已獲授自二零零二年六月起計為期二十年，或自二零零四年十二月三十一日估值日起計為期十七年半的批給經營娛樂場業務，故僅計入由本年度直至批給期限結束時所產生的現金流量。然而，銀河旗下包括酒店及娛樂設施的非博彩經營業務將於二零二二年及其後一直存在。因此，銀河取得由本年度直至批給期限結束時所產生的現金流量。此外，非博彩經營業務會計入期終價值，但娛樂場經營業務卻不會計入期終價值。

銀河的博彩及非博彩經營業務由本年度直至二零二二年底時的估計已折現現金流量現值將為22,091,000,000港元。根據上文所述分析，按照收入法計算所得銀河的企業價值所示價值，經作出股份缺乏流通性（請參閱下文「額外調整」一段）的調整後約達214億港元。

額外調整

為了反映銀河的私人持有股份相比上市公司股份的流通性較低，吾等已就股份缺乏流通性採用10%折現率，以反映銀河股份相比上市公司股份的流通性較低。就股份缺乏流通性而於進行估值時採用的折現率，乃參考 Mergerstat Review 2004 就收購上市公司及私人公司所得市盈率(「市盈率」)的中位數統計數字為基準而普遍採用的比率。按上市公司的市盈率中位數21.2倍相比最近一年私人公司所支付的市盈率中位數19.4倍為基準，吾等認為折現率切合並適用於銀河企業價值。

敏感度分析

吾等已就對估值結論影響最深的兩大主要因素進行測試，並已根據吾等的專業判斷涵蓋最大可能出現的波幅。根據各折現率及市盈率為基礎，銀河業務企業價值的敏感度分析如下：

	最低	**基準**	**理想**
折現率(%)	12.0	10.0	8.0
企業價值對 EBITDA(倍數)	8.84	10.84	12.84

由於市場法及收入法乃吾等進行是次評值最適宜採用的估值方法，故吾等達致銀河的指標值時，乃根據吾等在估值中採納的市場法及收入法計算得出簡易的平均價值為基礎：

	最低	**基準**	**理想**
指標值(千港元)	18,669,000	23,544,000	29,301,000

估值結論

根據吾等上文扼述的調查及分析，以及吾等所使用的估值方法，據吾等的意見，銀河娛樂場股份有限公司於二零零四年十二月三十一日的業務企業公平市值經合理評定為**二百三十五億四千四百萬港元(23,544,000,000港元)**。

吾等所得估值結論乃以公認估值程序及慣例為基準，廣泛依賴多項假設及考慮眾多不確定因素，而並非所有不確定因素均可易於計算或確定。

吾等並無查閱所評估資產的擁有權或任何負債。

吾等謹此證明，吾等現時或日後均不會擁有嘉華建材及嘉華國際或所報告業務的估值中的權益。

此致

香港北角
渣華道191號
嘉華國際中心29樓
嘉華建材有限公司
列位董事 台照

代表
美國評值有限公司

總裁兼董事總經理
吳勇為

副總裁
李成安 ACCA、ASA

謹啟

二零零五年六月三十日

附註：吳勇為先生乃美國評值有限公司的董事總經理，此外，彼亦負責管理檢討／質量保證：確保遵守美國評值內部的全球執業政策及準則(Worldwide Practice Policies and Standards)，以及外界的監管規定。

李成安先生乃英國特許公認會計師公會會員，並為美國評估師協會的認可高級評值師。彼自一九九五年以來一直從事大中華區內業務估值，包括基建項目及娛樂事業。

嘉華建材已接獲其申報會計師香港執業會計師羅兵咸永道會計師事務所及其財務顧問瑞銀投資銀行就有關銀河集團業務估值發出以下函件，該等函件乃供載入本通函而編製。

A. 羅兵咸永道會計師事務所報告

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈二十二樓

敬啟者：

吾等茲提述嘉華建材有限公司(「嘉華建材」)於二零零五年六月三十日刊發的通函(「本通函」)第182至第190頁附錄二所載美國評值有限公司(「美國評值」)就有關銀河娛樂場股份有限公司及其附屬公司(統稱「銀河」)的業務企業公平市值的估值而編製於二零零五年六月三十日刊發的業務估值。

誠如本通函第182至第190頁所載估值函件所述，估值乃根據收入法(現金流量折現法)及市場法(公司指引法)(以下統稱為「該等估值」)兩者兼併，經計入美國評值認為必要的其他調整後計算得出。

以收入法為基準計算的估值已計入二零零五年至二零二二年六月間銀河於澳門獲授批給期限內的已折現現金流量淨額22,091,000,000港元(「已折現現金流量」)。由於已折現現金流量乃預測未來現金流量，並不涉及銀河已採納或將會採納任何會計政策的應用。因此，吾等無需就任何會計政策作出報告。

以市場法為基準計算的估值(「市場法估值」)已計入銀河二零零九年營運資金變動前源自已折現現金流量的預測經營現金流量。嘉華建材董事乃視此等為數2,594,000,000港元的預測

經營現金流量為未計利息、稅項、折舊及攤銷前盈利(「EBITDA」),當中假設所賺取的收入及已支付的開支將於同期收支。因此,EBITDA 乃被視為與預測經營現金流量相同。

誠如第184至第186頁估值函件所載,已折現現金流量及 EBITDA 均已利用該等假設而編製,而嘉華建材及銀河董事須對其負上全責。已折現現金流量及 EBITDA 乃供計算銀河於二零零四年十二月三十一日的企業價值公平市值的估值中使用而編製。鑑於銀河仍處開業階段,故已折現現金流量及 EBITDA 於編製時乃使用一套假設,當中包括嘉華建材管理層未必一定預期將會發生的未來事件及行動的假設。因此,讀者務須留意,已折現現金流量及 EBITDA 未必適合用作計算銀河於二零零四年十二月三十一日的業務企業公平市值以外的用途。即使假設下預期的事件如實出現,由於其他預計事件經常未必能夠一如預期般出現,故實際結果仍有可能與已折現現金流量及 EBITDA 有所不同,且差異可能重大。

吾等根據香港會計師公會頒佈的香港核證委聘準則(Hong Kong Standard on Assurance Engagements)第3000號「對過往財務資料進行審核或審閱以外的核證委聘」,並參照核數指引第3.341項「就溢利預測作出的會計師報告」所載的程序進行吾等的工作。吾等已審核達致已折現現流量及 EBITDA 所用計算方法的算式之準確性。吾等所進行的工作僅為協助嘉華建材董事評估有關已折現現金流量及 EBITDA(關於計算方法及基準和假設方面)是否根據嘉華建材及銀河所作的基準及假設獲妥善編製。吾等的工作並不構成任何銀河之估值。

誠如本通函第184至第186頁所述基準及假設所載,已折現現金流量及 EBITDA 乃按照多項假設而編製,其中主要假設載列如下:

1. 假設澳門博彩業直至二零二二年六月為止十七年間的市況,將與該等估值中所述者相同。鑑於預期澳門博彩業的發展迅速,加上預料來自其他主要博彩營辦商的競爭加劇可能造成影響,吾等無法取得足夠合適憑證以評估所作基準及假設是否合適,或就此發表任何意見。

2. 假設銀河在澳門所佔的市場地位直至二零二二年六月為止十七年間,將與該等估值中所述者相同。鑑於銀河的經營歷史有限,加上直至該等估值為止銀河的計劃項目(包括將於二零零六年至二零零八年間開業的星際酒店、銀河位於路氹城之城市俱樂部銀河娛樂場、位於利奧酒店之銀河娛樂場以及銀河路氹城大型娛樂渡假中心)規模及範疇龐大,故此,吾等無法取得足夠合適憑證以評估所作基準及假設是否合適,或就此發表任何意見。

3. 博彩及非博彩經營業務的成本架構直至二零二二年六月為止十七年間的假設將與估值所述者相同。鑑於銀河位於華都酒店的博彩經營業務的經營歷史有限，加上直至該等估值為止銀河旗下將於二零零六年至二零零八年間開業的計劃項目規模及範疇龐大，故此，吾等無法取得足夠合適憑證以評估所作基準及假設是否合適，或就發表予任何意見。

4. 管理層假設將可就該等估值所述的資本開支取得足夠融資。鑑於預期取得的融資尚未獲安排或確認，故此，吾等無法取得足夠合適憑證以評估所作基準及假設是否合適，或就此發表任何意見。

5. 管理層假設來自營運資金變動的現金流入或現金流出並無計入已折現現金流量及EBITDA。銀河所需營運資金的金額，將視乎營運資金的管理以及應用。鑑於銀河的經營歷史有限，加上銀河自二零零五年至二零零九年間進行的計劃項目非常重大，故此，吾等無法取得足夠合適憑證以評估所作基準及假設是否合適，或就此發表任何意見。

6. 管理層假設引用10%之折現率，以計算銀河自二零零五年至二零二二年六月止在澳門獲批博彩業務批給期間的現金流量淨額。鑑於銀河於澳門的經營業務屬開業性質，而澳門近期開放博彩業務的批給以致澳門博彩業存在內在不明朗因素及增長相關風險，故此，吾等無法取得足夠合適憑證以評估所作基準及假設是否合適，或就此發表任何意見。

基於上文論述各事項的重要性，吾等無法評估就達致已折現現金流量及 EBITDA 所用基準及假設是否合適。

根據吾等所進行的工作，就計算方法而言，吾等認為已折現現金流量及 EBITDA 已根據本通函第184至第186頁所載嘉華建材及銀河董事作出的基準及假設而妥善編製。

吾等就有關已折現現金流量及 EBITDA 所進行的工作僅為符合香港聯合交易所有限公司《證券上市規則》第14.62(2)及第14A.59(17)段的申報規定而作出，且概無其他目的。吾等僅向嘉華建材董事負責。吾等概不會就該等與吾等的工作有關、就此產生或引起的事宜向任何其他人士負責。

此致

香港
北角
渣華道191號
嘉華國際中心29樓
嘉華建材有限公司
列位董事　台照

羅兵咸永道會計師事務所
香港執業會計師
謹啓

二零零五年六月三十日

B. 瑞銀投資銀行報告

UBS Investment Bank

敬啟者：

吾等茲提述美國評值有限公司(「美國評值」)就有關銀河娛樂場股份有限公司(「銀河」)業務企業公平市值的估值而編製的業務估值(「估值」)，以及香港聯合交易所有限公司《證券上市規則》第14.62條及14A.59(17)(b) 條的規定。

吾等知悉美國評值已透過採用收入法(亦稱現金流量折現法)以及市場法(亦稱公司指引法)編製估值。

吾等亦知悉美國評值編製估值時已計入銀河管理層作出的財務預測(「預測」)。吾等已就作出預測所依據的基準及假設與美國評值、銀河管理層及 閣下進行討論。吾等亦已考慮羅兵咸永道會計師事務所就作出有關預測所使用的計算方法於二零零五年六月三十日向 閣下發出的函件。

根據上述情況及按照羅兵咸永道會計師事務所審核的計算方法基準，吾等認為預測(閣下須予負責)乃經 閣下審慎周詳查詢後作出。

此致

香港
北角
渣華道191號
嘉華國際中心29樓
嘉華建材有限公司
列位董事 台照

代表
瑞士銀行
Glenn Fok **Angus Barker**
董事總經理 執行董事
謹啟

二零零五年六月三十日

嘉華建材集團的財務報表

下文所載乃節錄自嘉華建材集團截至二零零四年十二月三十一日(為編製最近期經審核財務報表的日期)止年度的經審核財務報表，連同截至二零零三年十二月三十一日止年度的比較數字，以及嘉華建材集團年度賬目的有關附註。截至二零零二年十二月三十一日止年度的業績乃摘錄自嘉華建材集團截至二零零二年十二月三十一日止年度的經審核財務報表。

綜合損益表

		截至十二月三十一日止年度		
		二零零四年	二零零三年	二零零二年
	附註	港幣千元	港幣千元	港幣千元
營業額	3	1,299,143	1,130,894	1,010,999
銷售成本		(1,248,459)	(1,085,600)	(909,523)
毛利		50,684	45,294	101,476
其他收益	3	21,355	21,527	29,783
其他營運收入		27,218	44,132	8,342
行政費用		(54,376)	(48,538)	(52,821)
其他營運費用		(15,084)	(23,003)	(18,212)
經營溢利	4	29,797	39,412	68,568
財務費用	5	(3,864)	(5,508)	(7,193)
應佔溢利減虧損				
共同控制實體		14,622	6,874	4,439
聯營公司		3,371	998	3,944
除税前溢利		43,926	41,776	69,758
税項(支出)／抵免	9	(3,861)	341	(4,414)
除税後溢利		40,065	42,117	65,344
少數股東權益		(6,642)	(1,912)	(3,016)
股東應佔溢利	25	33,423	40,205	62,328
股息	11	(25,804)	(25,168)	(24,829)
		港仙	港仙	港仙
每股盈利	12	2.6	3.2	5.1

綜合資產負債表
二零零四年十二月三十一日

	附註	二零零四年 港幣千元	二零零三年 港幣千元
物業、機器及設備	13	787,028	802,153
共同控制實體	16	382,136	237,449
聯營公司	17	18,650	16,098
其他非流動資產	18	272,834	240,727
非流動資產		1,460,648	1,296,427
流動資產			
存貨	19	93,175	68,716
應收賬款及預付款	20	547,604	482,310
可收回稅項		1,938	8,173
其他投資	21	4,217	5,150
現金及銀行結餘		170,952	306,354
		817,886	870,703
流動負債			
應付賬款及應計費用	22	341,995	288,923
長期負債之一年內應償還額	26	10,000	10,000
短期銀行貸款 — 無抵押		—	90,000
應付稅項		1,396	601
		353,391	389,524
流動資產淨額		464,495	481,179
		1,925,143	1,777,606
資金來源：			
股本	23	129,648	125,893
儲備	25	1,315,885	1,288,370
股東權益		1,445,533	1,414,263
少數股東權益		154,010	147,891
長期負債	26	311,580	200,800
非流動負債	27	14,020	14,652
		1,925,143	1,777,606

嘉華建材資產負債表

二零零四年十二月三十一日

	附註	二零零四年 港幣千元	二零零三年 港幣千元
附屬公司	15	1,714,067	1,488,442
流動資產			
應收賬款及預付款	20	4	8
可收回税項		339	1,991
現金及銀行結餘		21,179	195,298
		21,522	197,297
流動負債			
應付賬款及應計費用	22	2,189	1,329
長期負債之一年內應償還額	26	10,000	10,000
短期銀行貸款 — 無抵押		—	90,000
		12,189	101,329
流動資產淨額		9,333	95,968
		1,723,400	1,584,410
資本來源：			
股本	23	129,648	125,893
儲備	25	1,282,172	1,257,717
股東權益		1,411,820	1,383,610
長期負債	26	311,580	200,800
		1,723,400	1,584,410

綜合現金流量表
截至二零零四年十二月三十一日止年度

	附註	二零零四年 港幣千元	二零零三年 港幣千元
經營業務之現金流量			
來自經營業務之現金	28(a)	21,229	59,415
退回／(已付)香港利得税		6,731	(2,545)
已付中國內地所得税		(1,996)	(2,037)
已付利息		(3,864)	(5,508)
來自經營業務之現金淨額		22,100	49,325
投資業務之現金流量			
購買機器及設備		(68,894)	(131,287)
出售機器及設備所得款項		5,883	2,258
增加投資於共同控制實體		(95,883)	(29,954)
墊款予共同控制實體		(37,376)	(5,582)
遞延支出		(4,145)	(20,446)
遞延應收賬款減少		1,440	2,873
購買長期投資		(51,864)	—
長期投資減少		1,402	—
購買上市投資		(18,456)	(5,715)
出售上市投資所得款項		15,563	5,117
墊款予同系附屬公司		—	(219,000)
還款自同系附屬公司		70,000	149,000
已收利息		3,296	9,235
已收共同控制實體股息		3,223	681
用於投資業務之現金淨額		(175,811)	(242,820)
融資活動之現金流量			
發行新股		13,842	—
少數股東借款增加淨額		—	2,053
新增短期銀行借款		—	90,000
償還短期銀行借款		(90,000)	(65,905)
新增長期銀行借款		271,580	429,800
償還長期銀行借款		(160,800)	(219,000)
已付予股東股息		(17,205)	(16,631)
已付予附屬公司少數股東股息		(851)	(1,104)
來自融資活動之現金淨額	28(b)	16,566	219,213
現金及銀行結餘之(減少)／增加淨額		(137,145)	25,718
滙率變動		1,743	(2,426)
於年初之現金及銀行結餘		306,354	283,062
於年末之現金及銀行結餘		170,952	306,354

綜合權益變動表

截至二零零四年十二月三十一日止年度

	附註	二零零四年 港幣千元	二零零三年 港幣千元
於年初		1,414,263	1,392,570
滙率變動	25	1,210	(1,881)
行使認股權發行股份	23及25	13,842	—
發行代息股份所產生之儲備	23及25	8,318	8,279
本年度溢利	25	33,423	40,205
股息			
末期股息	25	(12,690)	(12,432)
中期股息	25	(12,833)	(12,478)
於年末		1,445,533	1,414,263

財務報表附註

1. 主要會計政策

(a) 編製基礎

本財務報表根據歷史成本會計法編撰，並對某些物業及其他投資的重估值作出修訂，及按照香港財務報告準則編製而成。

香港會計師公會已發出多項新訂及經修訂香港財務報告準則及香港會計準則(「新香港財務報告準則」)，該等準則對於二零零五年一月一日或之後開始的會計期間生效。嘉華建材集團並無於截至二零零四年十二月三十一日止年度財務報表提前採納該等新香港財務報告準則。嘉華建材集團已開始評估該等新香港財務報告準則的影響，但現時仍未能說明該等新香港財務報告準則會否對其營運業績及財務狀況造成重大影響。

以下為編製財務報表所採用之主要會計政策。

(b) 綜合基礎

嘉華建材集團之綜合財務報表已計入嘉華建材有限公司及其附屬公司截至十二月三十一日止年度之財務報表，並包括嘉華建材集團應佔共同控制實體及聯營公司之收購後業績及儲備。

本年度內購入或售出之附屬公司、共同控制實體及聯營公司之應佔業績由其收購日起計或計至出售日止反映在綜合損益表內。

出售附屬公司、共同控制實體或聯營公司之收益或虧損根據出售時之資產淨值及應佔未攤銷之商譽或負商譽(包括以前直接計入儲備之金額)計算。

少數股東權益指外界股東在附屬公司之經營業績及資產淨值中擁有之權益。

所有嘉華建材集團內公司間之重大交易及結餘已對銷。

(c) 附屬公司

附屬公司乃由嘉華建材集團直接或間接長期持有超過百分之五十已發行股本、或控制超過百分之五十投票權、或控制董事會組成之公司。

在嘉華建材的資產負債表內，附屬公司之投資以成本值或低於成本值列賬。如董事認為已出現非暫時性減值，則作出減值準備。嘉華建材將附屬公司之業績按股息收入入賬。

(d) 共同控制實體

共同控制實體乃嘉華建材集團與合營者以合約協議方式經營業務，共同進行經濟活動，該活動受雙方共同控制，任何一方均沒有單方面之控制權。

1. 主要會計政策(續)

(d) 共同控制實體(續)

共同控制實體以權益法入賬，嘉華建材集團應佔之業績列入綜合損益表而嘉華建材集團應佔之資產淨值則計入綜合資產負債表中。

(e) 聯營公司

聯營公司乃非附屬公司或合營企業，但嘉華建材集團在股權中擁有長期權益，並對其管理有重大影響力之公司。

聯營公司以權益法入賬，嘉華建材集團應佔之業績列入綜合損益表而嘉華建材集團應佔之資產淨值則計入綜合資產負債表中。

(f) 商譽

商譽指收購成本超出於收購日嘉華建材集團應佔所收購之附屬公司、共同控制實體或聯營公司之淨資產之數額。

收購商譽計入資產負債表中為獨立資產，並於其估計可用年期以不超過二十年以直線法攤銷。商譽之賬面值於每年均作檢討，並只於董事認為已出現非暫時性減值，則作出減值準備。

當淨資產之公平價值超出於收購代價時，相差之金額將於收購之年度，或按所收購之非貨幣性資產的加權平均可使用年期在損益表內確認。

(g) 物業、機器及設備

物業、機器及設備均按原值或估值減累積折舊及非暫時性減值之撥備入賬。

租賃土地及樓房與租賃物業裝修按各租賃年期以直線法計算折舊。其他資產以直線法在其估計可使用年限內攤銷。折舊年率如下：

廠場機器	5至25%
其他資產	20至25%

將資產重修至其正常運作狀態之重大支出均在損益表支銷。裝修改良支出均資本化，並按其對嘉華建材集團之預計可用年期折舊。資產之賬面值均定期檢討。當預計可收回價值長期下降至低於賬面值時，賬面值需作減值至預計可收回價值。預期未來之現金流量將折算為現值來決定可收回價值。

出售資產之收益或虧損指出售收入淨額與資產賬面值之差額，並於損益表入賬。於出售經過重估之資產時，任何屬於有關資產已變現之重估儲備結餘均直接轉撥至盈餘儲備。

1.　主要會計政策（續）

(h)　*投資物業*

投資物業乃建築工程及發展項目已完成並因其長期投資潛力持有而非嘉華建材集團自用之房地產權益。投資物業價值按公平值入賬，此價值為獨立專業估值計算之公開市場價值。投資物業重估產生之任何虧損轉入損益表內。投資物業重估產生之增值將以先前扣減之金額為限撥入損益表，餘額轉入投資物業重估儲備內。當出售投資物業時，其有關重估盈餘之已變現部分將撥入損益表。

租賃年期超過二十年之投資物業則不作折舊。

(i)　*投資*

因特定長期目標或策略原因持有的證券於資產負債表列入其他非流動資產並按成本值扣除虧損準備入賬。個別投資之賬面值在每年結算日均作檢討，以評估其公平值是否已下跌至低於其賬面值。假如下跌並非暫時性，則有關證券之賬面值須削減至其公平值。減值虧損在損益表中列作開支。當引致撇減之情況及事件不再存在，而有可信證據顯示新的情況和事件會於可預見將來持續，則將此項減值虧損撥回損益表。

如證券持有的目的是為了能在短期價值變動下產生利潤列入資產負債表之流動資產並按公平值列賬。證券之公平值變動而引致之未變現盈虧淨額均在損益表確認。出售證券之盈利或虧損指出售所得款項淨額與賬面值之差額，並在產生時於損益表確認。

(j)　*遞延支出*

石礦場發展費用乃在石礦場中添置開採石礦之基本建設之成本。清除表土費用乃使石礦場符合開採條件之費用。此等費用乃於有關之採石場地之估計可用年限內以直線法攤銷。

開辦費用於發生時以費用支銷。

(k)　*存貨*

存貨按成本值或可變現淨值二者之較低者入賬。成本以加權平均數作基準計算，包括物料、直接勞工及應佔之製造費用。可變現淨值是以預計之銷售價扣除估計銷售費用計算。

(l)　*撥備*

當因過往事件須承擔現有之法律性或推定性的責任，而在解除責任時有可能消耗資源，同時責任金額能夠可靠地作出估算情況下，需確立撥備。當預計撥備款可獲償付，則將償付款確認為一項獨立資產，惟只能在償付款可實質確定時確認。

1. 主要會計政策(續)

(m) 遞延税項

遞延税項採用負債法就資產負債之税基與它們在賬目內之賬面值兩者之短期時差作全數撥備。短期時差主要來自物業、機器及設備之折舊以及累積税損。遞延税項採用在結算日前已頒佈或實質頒佈之税率釐定。

與未用累積税損有關之遞延税項資產乃就有可能將未來應課税溢利與可動用之未用税損抵銷而確認。

遞延税項乃就附屬公司、共同控制實體及聯營公司投資之短期時差而撥備，但假若可以控制時差撥回之時間，而短期時差有可能在可見未來不會撥回則除外。

(n) 收益確認

建築材料銷售之收入於貨物付運予顧客及法定所有權轉讓時入賬。租金收入於扣除支付予承租人之優惠後按租賃年期以直線法確認。利息收入依據未償還本金額及適用利率按時間比例確認。股息收入在收取股息之權利確定時確認。

(o) 租賃資產

資產擁有權之絕大部份得益及風險由出租者保留之租賃皆作為經營租賃入賬。經營租賃之租金支出在扣除自出租者提供之優惠後，以直線法於租賃期內在損益表中支銷。

(p) 僱員福利

根據界定供款退休公積金計劃作出之供款在該年度之損益表內支銷。

僱員在年假和長期服務休假之權利在僱員應享有時確認。嘉華建材集團為截至結算日止僱員已提供之服務而產生之年假及長期服務休假之估計負債作出撥備。僱員之病假及產假不作確認，直至僱員正式休假為止。

嘉華建材集團因僱員所提供之服務須承擔於結算日起計算十二個月內全數償還的花紅計劃之現有法律性或推定性的責任，而責任金額能夠可靠地作出估算情況下，需確立撥備。

(q) 借貸成本

凡直接與收購、建造或製造資產有關的借貸成本，而該等資產必須經過一段頗長時間籌備，以達致預定用途，該等借貸利息及成本均資本化作為該資產之部份成本。所有其他借貸成本在發生時於損益表內支銷。

1. 主要會計政策(續)

(r) 外幣

於年內如以外幣作交易均按成交日之滙率折算。於結算日以外幣入賬之貨幣資產與負債則按該日之滙率折算，此等外滙折算盈虧均計入損益表。

以外幣入賬之海外附屬公司、共同控制實體及聯營公司之損益表，按當年滙率之加權平均數折算，而資產負債表則按於結算日之滙率折算。折算淨投資所產生之折算盈虧則直接計入儲備。

(s) 現金及現金等價物

現金及現金等價物包括庫存現金及存放於銀行及財務機構於存款日起計算三個月內可隨時提取款項之銀行結餘扣除由銀行及財務機構墊支日期起計算三個月內償還之透支及墊款。

2. 分部資料

嘉華建材集團主要從事生產、銷售及分銷建築材料，此外並沒有其他重大獨立分部業務。根據嘉華建材集團內部財務報告及經營業務，主要分部報告以地區分部呈列，而業務分部並不適用。分部資產主要包括物業、機器及設備、其他非流動資產、存貨、應收賬款及預付款，主要不包括部份投資。分部負債主要包括應付賬款及應計費用。而銷售則以客戶所在的國家劃分。

地區分部資料如下：

截至二零零四年十二月三十一日止年度

	香港 港幣千元	中國內地 港幣千元	總額 港幣千元
營業額	461,800	837,343	1,299,143
其他收益	20,371	984	21,355
經營溢利	9,066	20,731	29,797
財務費用			(3,864)
應佔溢利減虧損			
共同控制實體	—	14,622	14,622
聯營公司	3,371	—	3,371
除税前溢利			43,926
税項支出			(3,861)
除税後溢利			40,065
少數股東權益	—	(6,642)	(6,642)
股東應佔溢利			33,423
分部資產	814,147	785,984	1,600,131
共同控制實體	3,248	378,888	382,136
聯營公司	18,650	—	18,650
未分配資產			277,617
資產總額			2,278,534
分部負債	119,113	223,018	342,131
少數股東權益	99,721	54,289	154,010
未分配負債			336,860
負債總額			833,001
資本開支	10,303	62,736	73,039
折舊	39,309	37,821	77,130
攤銷	15,916	2,264	18,180

2. 分部資料（續）

地區分部資料概述如下：

截至二零零三年十二月三十一日止年度

	香港	中國內地	總額
	港幣千元	港幣千元	港幣千元
營業額	537,482	593,412	1,130,894
其他收益	20,995	532	21,527
經營溢利	13,831	25,581	39,412
財務費用			(5,508)
應佔溢利減虧損			
共同控制實體	18	6,856	6,874
聯營公司	998	—	998
除税前溢利			41,776
税項抵免			341
除税後溢利			42,117
少數股東權益	—	(1,912)	(1,912)
股東應佔溢利			40,205
分部資產	904,727	584,386	1,489,113
共同控制實體	3,078	234,371	237,449
聯營公司	16,098	—	16,098
未分配資產			424,470
資產總額			2,167,130
分部負債	122,666	167,025	289,691
少數股東權益	99,697	48,194	147,891
未分配負債			315,285
負債總額			752,867
資本開支	38,184	113,549	151,733
折舊	41,670	25,352	67,022
攤銷	14,897	778	15,675

3. 營業額及其他收益

	二零零四年 港幣千元	二零零三年 港幣千元
營業額		
建築材料銷售	1,299,143	1,130,894
其他收益		
租金收入	13,138	12,292
利息收入		
墊款予同系附屬公司（附註32(b)）	579	5,169
墊款予共同控制實體（附註16）	981	—
其他應收款	3,940	—
銀行存款	1,396	2,545
遞延應收賬款（附註18）	1,321	1,521
	21,355	21,527
	1,320,498	1,152,421

4. 經營溢利

	二零零四年 港幣千元	二零零三年 港幣千元
經營溢利已計入：		
出售營運權收益	—	28,260
滙兑收益／（虧損）	823	(920)
撥回以前年度投資物業重估虧損	103	—
負商譽攤銷	632	632
及已扣除：		
折舊	77,130	67,022
攤銷		
石礦場發展費用	1,780	1,284
清除表土費用	16,400	14,391
經營租賃租金		
土地及樓房	13,067	12,148
廠場機器	—	779
專利費	5,003	4,275
核數師酬金	1,038	979
上市投資未變現虧損／（收益）	933	(2,180)
出售上市投資虧損／（溢利）	2,893	(2,372)
出售機器及設備之虧損	1,109	800
出售存貨成本	1,141,258	952,187
員工成本，包括董事酬金	163,353	155,295
長期投資減值虧損	2,880	2,145

5. 財務費用

	二零零四年 港幣千元	二零零三年 港幣千元
利息支出		
銀行貸款及透支	3,864	5,508

6. 董事酬金

	二零零四年 港幣千元	二零零三年 港幣千元
袍金	390	440
薪金及其他酬金	5,836	3,921
退休福利	408	259
	6,634	4,620

嘉華建材董事之酬金組別如下：

	董事人數 二零零四年	二零零三年
無至港幣1,000,000元	8	7
港幣2,000,001元至港幣2,500,000元	3	2
	11	9

付予獨立非執行董事之袍金為港幣120,000元(二零零三年：港幣240,000元)，除此之外，並無付予其他酬金。

嘉華建材並沒有於本年度向董事授出嘉華建材之認股權(二零零三年：6,000,000股，每股行使價格為港幣0.514元)。其中一位董事已行使650,000份認股權(二零零三年：無)，每股行使價格為港幣0.5216元。

7. 管理人員酬金

本年度嘉華建材集團內五名最高酬金人士中包括三名(二零零三年：二名)董事，其酬金亦已在附註6中反映。其餘二名(二零零三年：三名)人士之酬金如下：

	二零零四年 港幣千元	二零零三年 港幣千元
薪金及其他酬金	5,040	5,575
退休福利	186	332
	5,226	5,907

7. 管理人員酬金(續)

此等人士之酬金組別如下：

	僱員人數	
	二零零四年	二零零三年
港幣1,500,001元至港幣2,000,000元	—	1
港幣2,000,001元至港幣2,500,000元	1	2
港幣3,000,001元至港幣3,500,000元	1	—
	2	3

8. 退休福利計劃

嘉華建材集團視乎不同情況為僱員在香港設立兩種界定退休福利供款計劃，包括強積金及職業退休計劃。嘉華建材集團根據有關強積金法例為僱員供款，供款率為僱員之每月有關入息5%。嘉華建材集團亦為適合的僱員設立職業退休計劃供款，供款率為扣除嘉華建材集團就該僱員向強積金計劃供款後的基本薪金的5%至10%。嘉華建材集團對職業退休計劃之供款於產生時支銷，倘僱員在享有全數供款利益前退出該計劃，則嘉華建材集團可將所沒收之供款額用作扣減未來之供款。計劃資產由獨立管理基金管理，並與嘉華建材之資產分開持有。

嘉華建材集團於中國內地的僱員參與相關省市政府籌辦的多項退休金計劃。據此，嘉華建材集團須按8%至22.5%供款率(視乎適用的地方規定而定)，每月向該等計劃作出定額供款。除上文所述付款外，嘉華建材集團概無其他支付僱員退休金和其他退休後福利的責任。

於本年度自損益表內扣除之退休福利計劃開支，包括對退休計劃之供款額為港幣12,307,000元(二零零三年：港幣13,735,000元)，扣除沒收之供款港幣419,000元(二零零三年：港幣82,000元)，剩餘港幣47,000元(二零零三年：港幣57,000元)於年終可用作扣減未來的供款。

9. 稅項(支出)／抵免

	二零零四年 港幣千元	二零零三年 港幣千元
本公司及附屬公司		
香港利得稅	(78)	(150)
中國內地所得稅	(2,217)	(1,578)
遞延稅項(附註27(a))	—	3,061
	(2,295)	1,333
共同控制實體		
中國內地所得稅	(756)	(848)
聯營公司		
香港利得稅	(810)	(144)
	(3,861)	341

香港利得稅乃按照本年度估計應課稅溢利減承前可用之稅項虧損後按百分之十七點五(二零零三年：百分之十七點五)稅率提撥。海外利得稅乃按照溢利產生之國家之現行稅率提撥。

9. 稅項(支出)／抵免(續)

嘉華建材集團除稅前溢利之稅項與採用適用稅率(即嘉華建材集團營業地區之適用稅率之加權平均數)而計算之理論稅款有異，詳情如下：

	二零零四年 港幣千元	二零零三年 港幣千元
除稅前溢利	43,926	41,776
按適用稅率之稅項	(7,978)	(6,070)
稅務減免之收入	14,253	15,260
無須課稅之收入	111	373
不可扣稅之支出	(2,248)	(3,631)
使用先前未確認之稅務虧損	662	4,686
未確認之稅務虧損	(8,984)	(9,923)
剩餘之稅項撥備	323	932
因稅率上升而增加之稅項	—	(1,286)
稅項(支出)／抵免	(3,861)	341

10. 股東應佔溢利

計入嘉華建材財務報表之股東應佔溢利為港幣31,573,000元(二零零三年：港幣37,277,000元)。

11. 股息

	二零零四年 港幣千元	二零零三年 港幣千元
中期股息附現金選擇權，每股1仙(二零零三年：每股1仙)	12,833	12,478
建議末期現金股息，每股1仙(二零零三年：以股代息附現金選擇權每股1仙)	12,971	12,690
	25,804	25,168

部分股息以現金派發，詳情如下：

中期	11,044	6,197
末期	—	6,161
	11,044	12,358

董事會建議末期現金股息，每股1仙(二零零三年：以股代息附現金選擇權每股1仙)。此股息將於截至二零零五年十二月三十一日止年度列作盈餘儲備分派。

12. 每股盈利

每股基本盈利乃根據股東應佔溢利港幣33,423,000元(二零零三年：港幣40,205,000元)及年內已發行股份1,276,189,000股(二零零三年：1,247,373,000股)之加權平均數計算。

每股攤薄盈利並無呈列，因於二零零四年十二月三十一日尚未行使之認股權並沒有對每股盈利有任何攤薄之影響。

13. 物業、機器及設備

嘉華建材集團

	租賃土地及樓房 港幣千元	投資物業 港幣千元	租賃物業裝修 港幣千元	廠場機器 港幣千元	其他資產 港幣千元	總額 港幣千元
成本值或估值						
二零零三年十二月三十一日	348,943	42,000	31,983	668,523	262,314	1,353,763
添置	19,625	—	563	42,448	6,258	68,894
出售	—	—	—	(10,588)	(11,891)	(22,479)
重新編列	(27,940)	27,940	—	—	—	—
重估	—	(4,440)	—	—	—	(4,440)
二零零四年十二月三十一日	340,628	65,500	32,546	700,383	256,681	1,395,738
累積折舊						
二零零三年十二月三十一日	46,325	—	22,299	360,423	122,563	551,610
本年度折舊	8,574	—	1,854	42,782	23,920	77,130
重新編列	(4,543)	4,543	—	—	—	—
出售	—	—	—	(6,492)	(8,995)	(15,487)
重估	—	(4,543)	—	—	—	(4,543)
二零零四年十二月三十一日	50,356	—	24,153	396,713	137,488	608,710
賬面淨值						
二零零四年十二月三十一日	290,272	65,500	8,393	303,670	119,193	787,028
二零零三年十二月三十一日	302,618	42,000	9,684	308,100	139,751	802,153

(a) 租賃土地及樓房按成本值或估值減折舊列賬，詳情見附註14。香港之中期租賃投資物業於二零零四年十二月三十一日由獨立專業估值師威格斯香港有限公司按公開市值基準評估。

(b) 賬面淨值港幣226,628,000元（二零零三年：港幣231,966,000元）的租賃土地及樓房已抵押作為嘉華建材集團的銀行信貸的擔保。

(c) 其他資產包括躉船、傢俬、設備及汽車。

(d) 除以上附註(a)提及的物業外，其他資產均按成本值列賬。

14. 租賃土地及樓房

中期租賃土地及樓房如下：

	香港 港幣千元	香港以外 港幣千元	二零零四年 港幣千元	二零零三年 港幣千元
成本值	296,935	43,693	340,628	321,003
一九九零年專業估值	—	—	—	27,940
	296,935	43,693	340,628	348,943

15. 附屬公司

	嘉華建材 二零零四年 港幣千元	 二零零三年 港幣千元
非上市股份，按成本值	1	1
應收貸款	300,556	370,556
應收賬款	2,103,854	1,776,330
應付賬款	(673,952)	(642,053)
	1,730,459	1,504,834
撥備	(16,392)	(16,392)
	1,714,067	1,488,442

應收貸款為無抵押及無固定還款期，但須依據當時之市場利率收取利息，應付及應收賬款為無抵押、免息及無固定還款期。

董事認為對嘉華建材集團業績或資產淨值有重大影響之附屬公司之詳細資料見附註36(a)。

16. 共同控制實體

	嘉華建材集團 二零零四年 港幣千元	 二零零三年 港幣千元
應佔之資產淨額	248,243	141,913
應收賬款	133,893	95,536
	382,136	237,449

應收賬款額港幣42,705,000元(其中港幣5,645,000元為已抵押)須依據當時之市場利率收取利息及有固定還款期。其餘應收賬款為無抵押、免息及無固定還款期。

董事認為對嘉華建材集團業績或資產淨值有重大影響之共同控制實體之詳細資料見附註36(b)。

17. 聯營公司

	嘉華建材集團	
	二零零四年	二零零三年
	港幣千元	港幣千元
應佔之資產淨額	18,650	16,098

董事認為對嘉華建材集團業績或資產淨值有重大影響之聯營公司之詳細資料見附註36(c)。

18. 其他非流動資產

	嘉華建材集團	
	二零零四年	二零零三年
	港幣千元	港幣千元
遞延支出		
清除表土費用	99,679	114,366
石礦場發展費用	14,073	13,421
	113,752	127,787
遞延應收賬款	6,707	8,147
長期投資		
香港上市	972	2,487
非上市	151,403	102,306
	152,375	104,793
	272,834	240,727
長期上市投資市值	708	736

遞延應收賬款為借予承包商款項，墊款由承包者之資產作抵押，並以現行市場之利率計息。墊款須每月分期歸還直至二零零九年止。遞延應收賬款之流動部份已包括在其他應收款內。

19. 存貨

	嘉華建材集團	
	二零零四年	二零零三年
	港幣千元	港幣千元
石料及沙	36,959	24,820
混凝土管筒，管樁及磚	16,762	8,723
水泥	8,750	4,813
零件	22,620	22,861
消耗品	8,084	7,499
	93,175	68,716

以可變現淨值列賬的存貨金額合共港幣3,550,000元（二零零三年：港幣1,809,000元）。

20. 應收賬款及預付款

	嘉華建材集團		嘉華建材	
	二零零四年	二零零三年	二零零四年	二零零三年
	港幣千元	港幣千元	港幣千元	港幣千元
貿易應收賬款（附註(a)）	455,380	345,050	—	—
借款予同系附屬公司（附註(b)）	—	70,000	—	—
其他應收款	32,973	29,330	4	—
預付款	59,251	37,930	—	8
	547,604	482,310	4	8

(a) 嘉華建材集團根據當地有關行業之標準制定信貸政策。嘉華建材集團給予在香港之客戶之信用期限一般為30天至60天，而在中國內地之客戶為120天至180天。此政策由管理層作定期檢討。

嘉華建材集團之貿易應收賬款扣除呆壞賬撥備後之賬齡依發票日期分析如下：

	二零零四年	二零零三年
	港幣千元	港幣千元
一個月內	124,282	127,199
二至三個月	153,943	141,138
四至六個月	88,658	57,015
六個月以上	88,497	19,698
	455,380	345,050

(b) 嘉華建材集團於二零零二年七月授予一同系附屬公司港幣330,000,000元的有擔保無抵押循環備用貸款，年利息率為三個月的香港銀行同業拆息利率再加2.38%。贖回期為三年並附一或二年延期贖回權。本年度最高貸款額為港幣70,000,000元（二零零三年：港幣219,000,000元）。

21. 其他投資

	嘉華建材集團	
	二零零四年	二零零三年
	港幣千元	港幣千元
香港上市，按市場值	4,217	5,150

22. 應付賬款及應計費用

	嘉華建材集團		嘉華建材	
	二零零四年	二零零三年	二零零四年	二零零三年
	港幣千元	港幣千元	港幣千元	港幣千元
貿易應付賬款	193,859	138,266	—	—
其他應付款	55,773	62,794	—	—
營運應計費用	87,078	82,052	2,189	1,329
已收按金	5,285	5,811	—	—
	341,995	288,923	2,189	1,329

嘉華建材集團之貿易應付賬款賬齡依發票日期分析如下：

	二零零四年	二零零三年
	港幣千元	港幣千元
一個月內	80,834	81,864
二至三個月	62,659	38,658
四至六個月	26,502	9,649
六個月以上	23,864	8,095
	193,859	138,266

23. 股本

	每股面值港幣一角之普通股	港幣千元
法定：		
二零零三年及二零零四年十二月三十一日	3,888,000,000	388,800
發行及繳足：		
二零零二年十二月三十一日	1,243,207,815	124,321
發行代息股份	15,726,836	1,572
二零零三年十二月三十一日	1,258,934,651	125,893
行使認股權	26,936,000	2,695
發行代息股份	10,604,912	1,060
二零零四年十二月三十一日	1,296,475,563	129,648

24. 認股權計劃

按照嘉華建材之認股權計劃，可認購嘉華建材普通股之認股權已授予選定之行政人員。嘉華建材於二零零二年五月三十日舉行之股東週年大會，決議通過並採納新的認股權計劃和終止當時之現有認股權計劃(該計劃於二零零零年六月二十三日被採納)，但按照舊的認股權計劃所授予之認股權仍然有效。根據新的認股權計劃，認股權將授予嘉華建材或其聯屬公司之董事、高級行政人員或僱員或其聯屬各方。每宗授出之認股權均收取港幣一元正為代價。董事會決定可根據認股權認購股份之期限，但該段期間不得超逾認股權授出日期起計十年。

本年度尚未行使之認股權數目變動如下：

	二零零四年	二零零三年
年初	58,746,000	38,264,000
獲授之認股權(附註(a))	—	20,482,000
已行使之認股權(附註(b))	(26,936,000)	—
失效之認股權(附註(c))	(11,468,000)	—
年末(附註(d))	20,342,000	58,746,000

(a) *獲授之認股權*

獲授之認股權於二零零三年二月二十八日授出及將於二零一三年二月二十八日到期。每股行使價格為港幣0.5140元。在二零零三年度認股權的報酬收入是港幣六十七元。

24. 認股權計劃（續）

(b) *已行使認股權*

行使日期	行使價 港幣	發行股份數目
二零零四年一月	0.5333	130,000
二零零四年一月	0.5216	684,000
二零零四年二月	0.5333	1,500,000
二零零四年二月	0.5216	3,292,000
二零零四年二月	0.5140	300,000
二零零四年三月	0.5333	54,000
二零零四年三月	0.5216	724,000
二零零四年三月	0.5140	3,420,000
二零零四年四月	0.5216	124,000
二零零四年五月	0.5333	270,000
二零零四年五月	0.5216	650,000
二零零四年六月	0.5333	270,000
二零零四年六月	0.5216	200,000
二零零四年六月	0.5140	476,000
二零零四年七月	0.5333	80,000
二零零四年七月	0.5216	216,000
二零零四年七月	0.5140	58,000
二零零四年八月	0.5216	400,000
二零零四年八月	0.5140	404,000
二零零四年九月	0.5333	880,000
二零零四年九月	0.5216	2,196,000
二零零四年九月	0.5140	1,046,000
二零零四年十月	0.5333	706,000
二零零四年十月	0.5216	2,376,000
二零零四年十月	0.5140	4,102,000
二零零四年十一月	0.5333	194,000
二零零四年十一月	0.5216	622,000
二零零四年十一月	0.5140	890,000
二零零四年十二月	0.5216	590,000
二零零四年十二月	0.5140	82,000
		26,936,000

(c) *報銷之認股權*

		認股權數目	
行使日期	行使價 港幣	二零零四年	二零零三年
一九九九年五月二十日至二零零八年五月十九日	0.5333	3,876,000	—
二零零零年十二月三十日至二零零九年十二月二十九日	0.5216	6,314,000	—
二零零四年三月一日至二零一三年二月二十八日	0.5140	1,278,000	—
		11,468,000	—

24. 認股權計劃(續)

(d) *尚未行使之認股權*

行使日期	行使價	認股權數目	
	港幣	二零零四年	二零零三年
董事			
一九九九年五月二十日至二零零八年五月十九日	0.5333	3,100,000	3,100,000
二零零零年十二月三十日至二零零九年十二月二十九日	0.5216	4,470,000	4,470,000
二零零四年三月一日至二零一三年二月二十八日	0.5140	6,850,000	6,000,000
僱員及其他人士			
一九九九年五月二十日至二零零八年五月十九日	0.5333	1,902,000	9,862,000
二零零零年十二月三十日至二零零九年十二月二十九日	0.5216	2,444,000	20,832,000
二零零四年三月一日至二零一三年二月二十八日	0.5140	1,576,000	14,482,000
		20,342,000	58,746,000

25. 儲備

嘉華建材集團

	股份溢價	資本儲備	股本贖回儲備	土地及樓房重估儲備	盈餘儲備	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
二零零三年十二月三十一日	544,000	4,395	70	27,363	712,542	1,288,370
滙率變動	—	—	—	—	1,210	1,210
發行股份之溢價	11,147	—	—	—	—	11,147
發行代息股份	(1,060)	—	—	—	—	(1,060)
發行代息股份所產生之儲備	—	—	—	—	8,318	8,318
本年度溢利	—	—	—	—	33,423	33,423
二零零三年末期股息	—	—	—	—	(12,690)	(12,690)
二零零四年中期股息	—	—	—	—	(12,833)	(12,833)
二零零四年十二月三十一日	554,087	4,395	70	27,363	729,970	1,315,885
公司及附屬公司	554,087	4,395	70	27,363	736,281	1,322,196
共同控制實體	—	—	—	—	(12,309)	(12,309)
聯營公司	—	—	—	—	5,998	5,998
	554,087	4,395	70	27,363	729,970	1,315,885
二零零二年十二月三十一日	545,572	4,395	70	27,363	690,849	1,268,249
滙率變動	—	—	—	—	(1,881)	(1,881)
發行代息股份	(1,572)	—	—	—	—	(1,572)
發行代息股份所產生之儲備	—	—	—	—	8,279	8,279
本年度溢利	—	—	—	—	40,205	40,205
二零零二年末期股息	—	—	—	—	(12,432)	(12,432)
二零零三年中期股息	—	—	—	—	(12,478)	(12,478)
二零零三年十二月三十一日	544,000	4,395	70	27,363	712,542	1,288,370
公司及附屬公司	544,000	4,395	70	27,363	731,852	1,307,680
共同控制實體	—	—	—	—	(22,756)	(22,756)
聯營公司	—	—	—	—	3,446	3,446
	544,000	4,395	70	27,363	712,542	1,288,370

25. 儲備(續)

嘉華建材

	股份溢價 港幣千元	資本儲備 港幣千元	股本贖回儲備 港幣千元	盈餘儲備 港幣千元	總額 港幣千元
二零零三年十二月三十一日	544,000	235,239	70	478,408	1,257,717
發行股份之溢價	11,147	—	—	—	11,147
發行代息股份	(1,060)	—	—	—	(1,060)
發行代息股份所產生之儲備	—	—	—	8,318	8,318
本年度溢利	—	—	—	31,573	31,573
二零零三年末期股息	—	—	—	(12,690)	(12,690)
二零零四年中期股息	—	—	—	(12,833)	(12,833)
二零零四年十二月三十一日	554,087	235,239	70	492,776	1,282,172
二零零二年十二月三十一日	545,572	235,239	70	457,762	1,238,643
發行代息股份	(1,572)	—	—	—	(1,572)
發生代息股份所產生之儲備	—	—	—	8,279	8,279
本年度溢利	—	—	—	37,277	37,277
二零零二年末期股息	—	—	—	(12,432)	(12,432)
二零零三年中期股息	—	—	—	(12,478)	(12,478)
二零零三年十二月三十一日	544,000	235,239	70	478,408	1,257,717

嘉華建材可供分配予股東之儲備為港幣492,776,000元(二零零三年:港幣478,408,000元)。

26. 長期負債

	嘉華建材集團		嘉華建材	
	二零零四年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元	二零零三年 港幣千元
銀行借款				
已抵押	—	20,800	—	20,800
無抵押	321,580	190,000	321,580	190,000
	321,580	210,800	321,580	210,800
列為流動負債部份	(10,000)	(10,000)	(10,000)	(10,000)
	311,580	200,800	311,580	200,800

銀行借款之還款期如下:

一年內	10,000	10,000	10,000	10,000
第一年至第二年	40,000	30,800	40,000	30,800
第二年至第五年	271,580	170,000	271,580	170,000
	321,580	210,800	321,580	210,800

27. 非流動負債

	嘉華建材集團	
	二零零四年	二零零三年
	港幣千元	港幣千元
遞延税項負債(附註(a))	13,884	13,884
負商譽(附註(b))	136	768
	14,020	14,652

(a) 遞延税項

當有法定權利可將現有税項資產與現有税務負債抵銷而遞延税項涉及同一財政機關，則可將遞延税項資產與遞延税項負債互相抵銷。經計入適當抵銷後，以上負債在綜合資產負債表內列賬。

遞延税項根據負債法採用嘉華建材集團營運國家之適用税率就短期時差價全數計算。遞延税項負債／(資產)之變動如下：

	税項折舊	税務虧損	其他	總額
	港幣千元	港幣千元	港幣千元	港幣千元
於二零零二年十二月三十一日	41,743	(24,169)	(629)	16,945
在損益賬(計入)／扣除	2,387	(5,257)	(191)	(3,061)
於二零零三年十二月三十一日	44,130	(29,426)	(820)	13,884
在損益賬(計入)／扣除	(4,667)	3,847	820	—
於二零零四年十二月三十一日	39,463	(25,579)	—	13,884

未用税損及其他短期時差合共港幣165,108,000元(二零零三年：港幣138,359,000元)產生之遞延税項資產港幣32,252,000元(二零零三年：28,508,000元)並無在財務報表中確認。未用税損港幣121,008,000元(二零零三年：港幣81,162,000元)並無限期，而其餘將於二零一零年或之前期滿。

(b) 負商譽

	嘉華建材集團	
	二零零四年	二零零三年
	港幣千元	港幣千元
成本值	2,663	2,663
累計攤銷	(2,527)	(1,895)
年末	136	768

28. 綜合現金流量表附註

(a) 經營溢利與來自經營業務之現金對賬表

	二零零四年 港幣千元	二零零三年 港幣千元
經營溢利	29,797	39,412
折舊	77,130	67,022
撥回以前年度投資物業重估之虧損	(103)	—
出售機器及設備虧損	1,109	800
出售上市投資虧損／(溢利)	2,893	(2,372)
上市投資未變現虧損／(收益)	933	(2,180)
長期投資減值虧損	2,880	2,145
利息收入	(8,217)	(9,235)
遞延支出攤銷	18,180	15,675
負商譽攤銷	(632)	(632)
營運資本變動前之經營溢利	123,970	110,635
存貨增加	(24,459)	(26,091)
應收賬款及預付款增加	(135,294)	(51,651)
應付賬款及應計費用增加	57,012	26,522
來自經營業務之現金	21,229	59,415

(b) 融資變動分析

	股本及股份溢價 港幣千元	銀行借款 港幣千元	少數股東權益 港幣千元	總額 港幣千元
二零零三年十二月三十一日	669,893	300,800	147,891	1,118,584
滙率變動	—	—	328	328
年度少數股東應佔溢利	—	—	6,642	6,642
融資之現金流入／(流出)	13,842	20,780	(851)	33,771
二零零四年十二月三十一日	683,735	321,580	154,010	1,159,325
二零零二年十二月三十一日	669,893	65,905	145,334	881,132
滙率變動	—	—	(304)	(304)
年度少數股東應佔溢利	—	—	1,912	1,912
融資之現金流入	—	234,895	949	235,844
二零零三年十二月三十一日	669,893	300,800	147,891	1,118,584

29. 資本承擔

	嘉華建材集團 二零零四年 港幣千元	嘉華建材集團 二零零三年 港幣千元
已簽約但未撥備	75,198	51,339

30. 經營租賃承擔

根據不可撤銷之土地及樓宇經營租賃而於未來之最低租賃支出總額如下：

	嘉華建材集團	
	二零零四年	二零零三年
	港幣千元	港幣千元
第一年	7,497	7,339
第二至第五年	24,843	23,743
五年後	22,696	30,638
	55,036	61,720

31. 經營租賃收入

根據不可撤銷之土地及樓宇經營租賃而於未來支付之最低租賃收入總額如下：

	嘉華建材集團	
	二零零四年	二零零三年
	港幣千元	港幣千元
第一年	13,444	11,876
第二至第五年	47,952	39,408
五年後	20,525	30,377
	81,921	81,661

32. 有關連人士交易

在嘉華建材集團正常業務範圍內進行之重大有關連人士交易摘錄如下：

(a) 出售石料予聯營公司合計為港幣18,640,000元（二零零三年：港幣16,375,000元）。該項交易是按不低於向嘉華建材集團其他第三方顧客所訂立之價格及條款進行。

(b) 嘉華建材集團收取墊款予一同系附屬公司（詳情見附註20(b)）之利息收入為港幣579,000元（二零零三年：港幣5,169,000元）。

(c) 根據各方之租務協議條款收取聯營公司租金為港幣9,737,000元（二零零三年：港幣9,691,000元）。

33. 或然負債

嘉華建材已就若干附屬公司取得之信貸額港幣289,804,000元（二零零三年：港幣291,516,000元）向銀行出具擔保。已動用之信貸額為港幣104,792,000元（二零零三年：港幣108,490,000元）。

34. 控股公司及最終控股公司

嘉華建材為在英屬處女群島註冊成立的 Sutimar Enterprises Limited 之附屬公司，其於二零零四年十二月三十一日持有嘉華建材百分之六十五點八股權，而其則為在百慕達註冊成立之嘉華國際集團有限公司之全資附屬公司。

34. 控股公司及最終控股公司(續)

董事認為嘉華建材之最終控股公司為嘉華國際集團有限公司。

35. 賬目批核

財務報表已於二零零五年三月三日獲董事會批准。

36. 主要附屬公司、共同控制實體及聯營公司

(a) 附屬公司

公司名稱	主要經營地區	發行股本 普通股股數	發行股本 無投票權遞延股股數	每股面值 港元	嘉華建材集團持有股權百分比	主要業務
在香港註冊成立						
百利昌有限公司	香港	3,000,000	—	1	99.93	銷售及分銷混凝土管筒
輝亨有限公司	香港	2	—	1	100	提供財務服務
Chelsfield Limited	香港	2,111,192	—	10	100	投資控股
城輝亞洲有限公司	香港	10	—	1	100	投資控股
Construction Materials Limited	香港	30,000	—	10	100	經銷石料
Doran (Hong Kong) Limited	香港	1,000	—	10	100	銷售及分銷混凝土管筒
嘉華混凝土有限公司	香港	2	1,000	100	100	製造、銷售及分銷預拌混凝土
嘉華建材(香港)有限公司	香港	2	2	10	100	提供管理服務
嘉華建築材料有限公司	香港	2	1,000	100	100	製造、銷售及分銷混凝土產品
嘉華材料有限公司	香港	28,080,002	—	1	100	貿易

36. 主要附屬公司、共同控制實體及聯營公司(續)

(a) 附屬公司(續)

公司名稱	主要經營地區	發行股本 普通股股數	發行股本 無投票權遞延股股數	每股面值	嘉華建材集團持有股權百分比	主要業務
				港元		
嘉華石礦有限公司	香港	2	100,000	100	100	經銷石料
嘉華石業(珠海)有限公司	珠海	2	1,000	10	100	石礦採石
嘉華拓展有限公司	香港	2	2	10	100	貿易
嘉安石礦有限公司	香港	9,000,000	—	1	63.5	石礦採石
禮榮有限公司	香港	2	2	1	100	物業投資
匯達通有限公司	香港	2	—	1	100	投資控股
貴通有限公司	香港	2	—	1	100	設備租賃
彩城有限公司	香港	2	—	1	100	投資控股
彩誌有限公司	香港	100	—	1	95	投資控股
彩域有限公司	香港	2	—	1	100	投資控股
星圍有限公司	香港	2	—	1	100	投資控股
Triconville Investments Limited	香港	10	—	1	100	投資控股

36. 主要附屬公司、共同控制實體及聯營公司（續）

(a) 附屬公司（續）

公司名稱	主要經營地區	註冊資本	嘉華建材集團持有股權百分比	主要業務
在中國內地註冊成立				
外商獨資企業				
多倫建築制品（深圳）有限公司	深圳	港幣10,000,000元	100	製造、銷售及分銷混凝土管筒
嘉華建築制品（深圳）有限公司	深圳	美元1,290,000	100	製造、銷售及分銷混凝土管筒
嘉華咨詢（廣州）有限公司	廣州	港幣1,560,000元	100	提供管理服務
嘉華咨詢（上海）有限公司	上海	美元350,000	100	提供管理服務
嘉華石礦（湖州）有限公司	湖州	美元4,250,000	100	石礦採石
上海嘉華青松混凝土有限公司	上海	美元2,420,000	100	製造、銷售及分銷預拌混凝土
深圳嘉華混凝土管樁有限公司	深圳	美元2,100,000	100	製造、銷售及分銷混凝土管樁
合作經營企業				
北京首嘉石業有限公司	北京	美元1,080,000	55	石礦採石
北京嘉華高強混凝土有限公司	北京	美元2,450,000	100	製造、銷售及分銷預拌混凝土
惠東嘉華材料有限公司	惠東	美元2,800,000	100	石礦採石
南京嘉華混凝土有限公司	南京	美元1,330,000	100	製造、銷售及分銷預拌混凝土

36. 主要附屬公司、共同控制實體及聯營公司(續)

(a) 附屬公司(續)

公司名稱	主要經營地區	註冊資本	嘉華建材集團持有股權百分比	主要業務
上海北蔡混凝土有限公司	上海	人民幣31,500,000	100	製造、銷售及分銷預拌混凝土
上海嘉建混凝土有限公司	上海	人民幣17,400,000	60	製造、銷售及分銷預拌混凝土
上海嘉申混凝土有限公司	上海	人民幣4,400,000	100	製造、銷售及分銷預拌混凝土
上海嘉華混凝土有限公司	上海	人民幣10,000,000	100	製造、銷售及分銷預拌混凝土及提供品質保證服務
上海嘉華管樁有限公司	上海	美元2,500,000	100	製造、銷售及分銷混凝土管樁
合資經營企業				
上海港滙混凝土有限公司	上海	美元4,000,000	60	製造、銷售及分銷預拌混凝土
上海嘉富混凝土有限公司	上海	美元1,400,000	55	製造、銷售及分銷預拌混凝土
上海信財混凝土有限公司	上海	美元2,100,000	99	製造、銷售及分銷預拌混凝土

36. 主要附屬公司、共同控制實體及聯營公司（續）

(a) 附屬公司（續）

公司名稱	主要經營地區	發行股本 普通股股數	每股面值	嘉華建材集團持有股權百分比	主要業務
在英屬處女群島註冊成立					
Eternal Profits International Limited	香港	10	1美元	100	物業投資
Fairlight Investments Limited	香港	10	1美元	100 [1]	投資控股
High Regard Investments Limited	香港	20	1美元	100	投資控股
Latent Developments Limited	香港	10	1美元	100	投資控股
Profit Access Investments Limited	香港	10	1美元	100	投資控股
Prosperous Fields Limited	香港	10	1美元	100	投資控股
Taksin Profits Limited	香港	17	1美元	100	投資控股
Woodland Assets Limited	香港	10	1美元	100	投資控股
在澳門註冊成立					
嘉華（澳門離岸商業服務）有限公司	澳門	1	澳門幣100,000	100	貿易

[1] 嘉華建材直接全資擁有

36. 主要附屬公司、共同控制實體及聯營公司(續)

(b) 共同控制實體

公司名稱	主要經營地區	註冊資本	嘉華建材集團持有股權百分比	主要業務
在中國內地註冊成立				
安徽馬鋼嘉華新型建材有限公司	馬鞍山	美元4,290,000	30	製造、銷售及分銷礦渣
北京首鋼嘉華建材有限公司	北京	人民幣50,000,000	40	製造、銷售及分銷礦渣
廣州市嘉華南方水泥有限公司	廣州	人民幣100,000,000	50	製造、銷售及分銷水泥
上海寶嘉混凝土有限公司	上海	美元4,000,000	50	製造、銷售及分銷預拌混凝土
馬鞍山馬鋼嘉華商品混凝土有限公司	馬鞍山	美元2,450,000	30	製造、銷售及分銷預拌混凝土
雲南昆鋼嘉華水泥建材有限公司	昆明	人民幣300,000,000	30	製造、銷售及分銷水泥及礦渣
廣東韶鋼嘉羊新型材料有限公司	韶關	美元6,000,000	35	製造、銷售及分銷礦渣

(c) 聯營公司

公司名稱	主要經營地區	發行股本 普通股股數	發行股本 每股面值 港元	嘉華建材集團持有股權百分比	主要業務
在香港註冊成立					
泰瑪士柏油香港有限公司	香港	1,100,000	10	20	製造、銷售及分銷與鋪蓋瀝青

截至二零零四年十二月三十一日止三個年度的管理層之討論及分析

(A) 經營業績分析

截至二零零四年十二月三十一日止三個年度，嘉華建材集團經營業績的地區分析載列如下：

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
營業額			
香港	553,060	537,482	461,800
中國內地	457,939	593,412	837,343
	1,010,999	1,130,894	1,299,143
經營溢利			
香港	50,495	13,831	9,066
中國內地	18,073	25,581	20,731
	68,568	39,412	29,797
除稅前溢利			
香港	49,685	10,208	12,437
中國內地	20,073	31,568	31,489
	69,758	41,776	43,926

截至二零零三年十二月三十一日止年度與截至二零零二年十二月三十一日止年度比較

概覽

截至二零零三年十二月三十一日止年度，嘉華建材集團之營業額及除稅前溢利分別為港幣1,131,000,000元及港幣42,000,000元，截至二零零二年十二月三十一日止年度年則分別為港幣1,011,000,000元及港幣70,000,000元。嘉華建材集團之營業額較二零零二年有輕微增長，但因香港市場環境惡劣，導致除稅前溢利較二零零二年下跌約百分之四十。

雖然在中國內地的一些新項目相繼投產為嘉華建材集團提供貢獻，惟嘉華建材集團之整體溢利仍比二零零二年遜色。

香港業務

二零零三年，香港因爆發「沙士」及受伊拉克戰事影響，經濟更趨疲弱。但在中央政府對香港採取一些積極抒困措施下，本地經濟在二零零三年第四季度已開始漸露曙光。

縱使在如此困難的營商環境下，嘉華建材集團在香港之業務仍能達致較同業理想之表現。除了維持成本效益外，嘉華建材集團亦不斷地探索新的商機以提高溢利貢獻。基於嘉華建材集團在業界往績裴然，加上優良的產品質素及客戶服務，嘉華建材集團成功把預拌混凝土業務擴展至惠東大亞灣，並獲取在惠州中海殼牌石化項目之預拌混凝土供應合同。嘉華建材集團亦在深圳興建了管樁工廠並已在二零零四年二月投產，供應混凝土管樁予附近市場。

嘉華建材集團本著環保理念，一直努力不懈在環保產品方面拓展商機。於二零零三年七月，嘉華建材集團與香港理工大學簽訂合約，利用再造建材廢料生產由香港理工大學研製的環保路面磚並已開始生產及供應市場。

嘉華建材集團佔63.5%權益之嘉安石礦有限公司在安達臣道石礦場之重修合約於年內依原定計劃繼續進行。根據與香港特別行政區政府簽訂之合約，該附屬公司已準時完成第三階段之工程。

嘉華建材集團將繼續緊握來自珠江三角洲地區之發展所帶來的商機。

中國內地業務

嘉華建材集團在內地拓展業務之策略已成功為嘉華建材集團未來持續發展奠下穩固的基礎。按計劃於年內投產之新項目已為嘉華建材集團帶來貢獻。除了與馬鞍山鋼鐵集團成立合營企業生產礦渣微粉外，嘉華建材集團亦與首鋼集團、廣東韶關鋼鐵集團及昆明鋼集團簽訂協議，分別在北京、韶關及昆明成立合營企業生產礦渣微粉。待這些合營企業陸續投產後，嘉華建材集團將成為中國內地主要礦渣微粉供應商之一。嘉華建材集團深信這些項目將為嘉華建材集團帶來良好的貢獻。

嘉華建材集團在上海業務之銷售量較二零零二年持續增長。嘉華建材集團全資擁有的湖州石礦場已於年內開始供應石料至上海市場。嘉華建材集團於上海之預拌混凝土業務之競爭力亦因而提升，有助加強嘉華建材集團在當地業界之領導地位。

為了把握在南京及馬鞍山持續增長之預拌混凝土市場，嘉華建材集團已於年內在該等地區興建預拌混凝土廠供應當地市場，並為嘉華建材集團帶來理想的溢利貢獻。另外嘉華建材集團在上海之管樁廠已於二零零三年初投產並錄得理想之表現及為嘉華建材集團帶來貢獻。

在北京之石礦業務方面，嘉華建材集團佔55%權益之北京首嘉石業有限公司於年內之銷售量及溢利貢獻均比去年有所增長。北京二零零八年奧運會工程、龐大的房地產發展計劃及相應的基建設施工程令當地對優質預拌混凝土之需求非常殷切。為抓緊此難得之機遇，嘉華建材集團成立北京嘉華高強混凝土有限公司，在北京建立預拌混凝土廠提供預拌混凝土予北京市場，並已於二零零三年投產，表現令人滿意。嘉華建材集團將繼續在當地拓展適合的投資商機以擴闊收入基礎。

在廣州，市場之競爭仍然相當劇烈，但嘉華建材集團在廣州之水泥業務本年卻有不俗之增長。嘉華建材集團佔50%權益之廣州市嘉華南方水泥有限公司於二零零三年度錄得令人滿意之業績，在銷售及溢利貢獻方面均比二零零二年有所增加。

科技投資

嘉華建材集團正從現有的策略投資範疇內繼續維持一個與二零零二年相若之平衡投資組合。於二零零三年十二月三十一日在科技之總投資約為港幣116,000,000元，與二零零二年相若。

截至二零零四年十二月三十一日止年度與截至二零零三年十二月三十一日止年度比較

概覽

截至二零零四年十二月三十一日止年度，嘉華建材集團之營業額及股東應佔溢利分別為港幣1,299,000,000元及港幣33,000,000元，截至二零零三年十二月三十一日止年度則分別為港幣1,131,000,000元及港幣40,000,000元。嘉華建材集團之營業額較二零零三年有輕微增長。但股東應佔溢利較二零零三年下跌約百分之十七。二零零三年之股東應佔溢利包括港幣28,000,000元出售一營運權之收益。若撇除此項收益，二零零四年之股東應佔溢利實質上較二零零三年上升。在中國內地的新項目於年內陸續投產並開始為集團提供溢利貢獻。

香港業務

香港經濟在年內呈現生機，市場氣氛改善。失業率已見頂回落而地產市道亦錄得可觀的增長。社會各階層在改善的營商環境中均能受惠，惟建築業市道仍然低迷。在二零零四年，香港建材業務要面對萎縮之市場需求而於年內新落成之住宅樓宇數量較往年大幅減少。縱使在這個極具挑戰之營商環境下，嘉華建材集團仍能達至目標，提供穩定之營運收益。在市場需求不斷減少的情況下，嘉華建材集團仍能獲取此等業績正再一次反映嘉華建材集團具持續改善營運效益之能力。

嘉華建材集團在惠東大亞灣之預拌混凝土項目於二零零三年投產並為嘉華建材集團提供了理想之溢利貢獻。於二零零四年二月投產之管樁廠亦達至預期之目標並成功在周邊市場建立了穩定之客戶基礎。

嘉華建材集團佔63.5%權益之嘉安石礦有限公司在安達臣道石礦場之重修合約於年內依原定計劃繼續進行。

在香港經濟持續改善及泛珠三角洲地區不斷發展之情況下，嘉華建材集團期望在區內提供之溢利貢獻於來年將有所增加。

嘉華建材集團將繼續緊握來自香港及珠三角洲地區之發展所帶來的商機。

中國內地業務

嘉華建材集團在中國內地拓展業務策略之成果於二零零四年已開始顯現。在二零零四年內地業務已佔集團之營業額及溢利貢獻超過百分之五十。新項目於年內正依原定計劃進行。當此等項目陸續投產後，日後嘉華建材集團將可取得持續的溢利增長。

在中央政府實施宏觀調控措施下，於上半年急速上升之原材料價格已趨穩定，而中國內地業務之邊際溢利已回復正常。嘉華建材集團在上海、南京及馬鞍山之預拌混凝土業務均為嘉華建材集團於年內提供溢利貢獻。嘉華建材集團於湖州之石礦場之表現已達致預期目標。現正供應石料予嘉華建材集團於上海之預拌混凝土廠及管樁廠。嘉華建材集團與馬鞍山鋼鐵集團成立之合營企業已依計劃於近期投產，生產及銷售礦渣微粉。

嘉華建材集團在廣州之水泥業務於年內繼續提供溢利貢獻。嘉華建材集團佔50%權益之廣州市嘉華南方水泥有限公司已擴充了生產設備以應乎日益增長之市場需求。嘉華建材集團佔35%權益與廣東韶關鋼鐵集團成立之合營企業於年內已完成建廠工程。該合營企業將生產及銷售礦渣微粉並計劃在短期內投產。

在北京，嘉華建材集團之預拌混凝土業務持續增長並為嘉華建材集團提供溢利貢獻。嘉華建材集團佔40%權益與首鋼集團成立之合營企業於年內已投產，生產及銷售礦渣微粉並為嘉華建材集團提供溢利貢獻。

在二零零四年八月，嘉華建材集團與昆明鋼鐵集團簽訂協議在昆明成立合營企業生產及銷售水泥及礦渣微粉。嘉華建材集團佔合營企業30%權益，該合營企業已按計劃於年內投產。

科技投資

嘉華建材集團繼續維持一個與二零零三年相若之平衡投資組合。於二零零四年十二月三十一日之投資總額為港幣115,000,000元，與二零零三年相若。

(B) 財務狀況、負債比率、流動資金及財務資源

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
資產			
非流動資產	1,193,491	1,296,427	1,460,648
流動資產（不包括現金及銀行結餘）	409,200	564,349	646,934
現金及銀行結餘	283,062	306,354	170,952
長期負債之一年內應償還額	—	(10,000)	(10,000)
短期銀行借款	(65,905)	(90,000)	—
其他流動負債	(263,599)	(289,524)	(343,391)
所運用總資產	1,556,249	1,777,606	1,925,143
資金來源			
股本	124,321	125,893	129,648
儲備	1,268,249	1,288,370	1,315,885
少數股東權益	145,334	147,891	154,010
長期負債	—	200,800	311,580
非流動負債	18,345	14,652	14,020
	1,556,249	1,777,606	1,925,143

嘉華建材集團之財務狀況於截至二零零四年十二月三十一日止三個年度內繼續增強。二零零三年股東權益與二零零二年比較，增加百分之一點五，而二零零四年與二零零三年比較，增加百分之二點三。二零零三年嘉華建材集團所運用總資產與二零零二年比較，增加百分之十四，而二零零四年與二零零三年比較，增加百分之八。

負債比率定義為未償還之總借款額扣除現金及銀行結餘與總資產相比，於二零零四年十二月三十一日之負債水平為令人滿意之百分之七，而嘉華建材集團於二零零二年十二月三十一日及二零零三年十二月三十一日並無實質負債。嘉華建材已於二零零四年就若干附屬公司取得之信貸額港幣289,804,000元（二零零三年：港幣291,516,000元；二零零二年：港幣299,370,000元）向銀行出具擔保，其中於二零零四年十二月三十一日已動用的信貸額為港幣104,792,000元（二零零三年：港幣108,490,000元；二零零二年：港幣154,805,000元）。

嘉華建材集團於截至二零零四年十二月三十一日止三個年度之現金狀況保持在充裕水平。嘉華建材集團現金充裕及擁有充足的銀行備用信貸，足夠嘉華建材集團應付承約，營運資金之需求及未來將購入的資產。

嘉華建材集團繼續採取保守之庫務政策，所有存款以港幣，美元或附屬公司之本地貨幣為主，故此，外滙風險維持低水平。嘉華建材集團所有借貸以港幣或人民幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約與外幣組合作風險對沖。嘉華建材集團並無使用其他衍生工具。

嘉華建材集團之其他資料

(A) *僱員*

嘉華建材集團於二零零四年底在香港及中國內地僱員總人數超過2,000人（二零零三年：1,960人，二零零二年：1,400人）（不包括聯營公司及共同控制實體）。僱員開支合共港幣156,000,000元（二零零三年：港幣151,000,000元，二零零二年：港幣138,000,000元）（不包括董事酬金）。

嘉華建材集團聘用及提升僱員，乃採取有能者居之的原則，並為僱員提供具競爭力的薪酬福利配套。嘉華建材集團亦於一九九一年在獲得股東批准後為行政人員設立一項認股權計劃，旨在吸引有才幹之行政人員加入並持續為嘉華建材集團服務。同樣地，嘉華建材集團亦參照內地市場的薪酬福利水平，釐定內地員工的薪酬福利，並著重提供員工培訓及發展的機會。

(B) *人力及組織發展*

嘉華建材集團一向鼓勵員工積極學習，定期舉辦各類培訓發展，並贊助員工參加外界的進修課程。此等課程之範圍廣泛，包括嘉華建材集團及其業務的知識、商業行為操守、表達技巧及工業技能、品質注重及安全、語言及電腦軟件應用等。嘉華建材集團並舉辦了專門設計之管理發展課程。

嘉華建材集團為配合目前在中國內地之業務擴展、本地化計劃及進一步之發展，繼續在中國內地推行行政見習人員培訓計劃，挑選合適之大學畢業生，訓練其成為嘉華建材集團未來之管理人員。與此同時，嘉華建材集團亦與上海同濟大學攜手制定了一套培訓計劃，旨在不斷提升及改進嘉華建材集團在當地招聘之中至高層管理人員在技術和管理上之概念及技巧。

為使更有效地運作，嘉華建材集團與各高級管理人員共同營造一個更為透明、權力下放、具問責性及具決策力的營運架構。

(C) *健康、安全及環保*

健康、安全及環保為嘉華建材集團業務之重要部份。嘉華建材和所有有關人仕都會致力在業務過程中顧及各方之健康、安全及環保需求。

嘉華建材集團參照國際及本地的標準，並執行相關的措施，目標是為員工締造一個健康及安全的工作場所，並對環境加以保護。嘉華建材集團實施一套全面性的健康、安全及環保管理系統，其中包括推廣安全及環保的實踐、管理工作時可能產生的危害及對環境造成的影響、並為員工提供培訓。

於二零零四年，嘉華建材集團成功地把香港的意外發生率(每十萬小時發生的損失工時受傷個案)從二零零零年的0.8大幅減少75%至二零零四年的0.2。嘉華建材集團亦把有關管理系統引伸到中國內地的發展業務。

嘉華建材集團的債項

於二零零五年四月三十日(即本通函刊行前就本債項聲明而言的最後實際可行日期)營業時間結束時，嘉華建材集團有尚未償還借貸約港幣446,859,000元，包括銀行借款約港幣357,200,000元(其中已抵押銀行借款及無抵押銀行借款分別約為港幣157,400,000元及約港幣199,800,000元)及附屬公司少數股東無抵押借款約港幣89,659,000元。於二零零五年四月三十日，應償還總額如下：

	港幣千元
應償還銀行借款	
一年內	250,500
第一年至第二年	87,500
第二年至第五年	19,200
	357,200
附屬公司少數股東借款	
按要求償還	89,659
	446,859

賬面淨值港幣224,849,000元的租賃土地及樓房已抵押作為嘉華建材集團的銀行信貸擔保。

一間非上市被投資公司的一名股東就嘉華建材集團於中國內地的一間非上市被投資公司取得之銀行信貸額向銀行提供擔保，而嘉華建材一間全資附屬公司已就此提供為數港幣103,774,000元的個別反擔保。此項反擔保乃根據其就收購該非上市被投資公司的10%股權，而於二零零四年二月訂立的一份合營合同的經修訂協議作出。於二零零五年四月三十日，此等信貸額已全數動用。此筆反擔保額相當於該被投資公司獲授銀行信貸總額約6.6%，即較嘉華建材集團所佔該公司的股權比例為少。

除本通函所披露者及集團內公司間的負債外，於二零零五年四月三十日，嘉華建材集團並無已發行及未償還或法定／以其他方式設立但未發行債務證券，亦無任何已抵押、無抵押、已擔保及無擔保的定期貸款、任何其他借款或屬借款性質的債項，包括銀行透支及承兑負債（不包括一般貿易票據）或承兑信貸或已抵押、無抵押、已擔保及無擔保的租購承擔、任何按揭及押記，任何或然負債或擔保。

外幣金額按二零零五年四月三十日營業時間結束時的滙率折算為港幣。

嘉華建材集團持有的物業權益

嘉華建材集團於二零零五年三月三十一日的物業權益已由獨立估值師進行估值。上述物業權益的有關函件全文、估值概要及估值證書乃載於本通函附錄九內。

下表列示於二零零四年十二月三十一日的經審核綜合財務報表，與二零零五年三月三十一日（即估值生效日期）的未經審核綜合管理賬目內物業權益的對賬：

	港幣千元	港幣千元
於二零零四年十二月三十一日的賬面淨值		355,772
截至二零零五年三月三十一日止三個月的變動		
添置		794
折舊		(1,915)
於二零零五年三月三十一日的賬面淨值		354,651
估值盈餘總額	2,181	
估值虧絀總額（附註）	(39,332)	
估值虧絀淨額		(37,151)
附錄九所載於二零零五年三月三十一日的估值		317,500

嘉華建材確認，嘉華建材集團的物業權益自二零零五年三月三十一日（即估值生效日期）起並無變動。

附註：估值虧絀乃指嘉華建材集團目前正在中國內地用作辦公室及生產用途的構築物的成本，就物業估值而言乃屬「並無商業價值」，因為構築物乃專為嘉華建材集團內部使用而設。該等資產乃按成本減於二零零五年三月三十一日的累計折舊賬面淨值約港幣39,332,000元於資產負債表列賬。

經擴大嘉華建材集團的債項

於二零零五年四月三十日(即本通函刊行前就本債項聲明而言的最後實際可行日期)營業時間結束時，經擴大嘉華建材集團有尚未償還借貸約港幣797,165,000元，包括銀行借款約港幣674,200,000元(其中有抵押銀行借款及無抵押銀行借款分別約為港幣474,400,000元及港幣199,800,000元)、關連公司的無抵押其他借款約港幣32,863,000元(不計息，並將於完成前償還)、應付融資租賃責任約港幣443,000元及附屬公司少數股東無抵押借款約港幣89,659,000元。於二零零五年四月三十日，應償還總額如下：

	嘉華建材集團 港幣千元	銀河集團 港幣千元	經擴大嘉華建材集團 港幣千元
應償還銀行借款			
一年內	250,500	317,000	567,500
第一年至第二年	87,500	—	87,500
第二年至第五年	19,200	—	19,200
	357,200	317,000	674,200
應償還其他借款			
一年內	—	32,863	32,863
應付融資租賃責任			
一年內	—	202	202
第一年至第二年	—	202	202
第二年至第五年	—	39	39
	—	443	443
	357,200	350,306	707,506
附屬公司少數股東借款			
按要求償還	89,659	—	89,659
	446,859	350,306	797,165

賬面淨值港幣492,849,000元的租賃土地及樓房及定期存款港幣254,406,248元已抵押作為經擴大嘉華建材集團的銀行信貸擔保。

一間非上市被投資公司的一名股東就經擴大嘉華建材集團於中國內地的一間非上市被投資公司取得之信貸額向銀行提供擔保，而嘉華建材一間全資附屬公司已就此提供為數港幣103,774,000元的個別反擔保。此項反擔保乃根據其就收購該非上市被投資公司的10%股權，

而於二零零四年二月訂立的一份合營合同的經修訂協議作出。於二零零五年四月三十日，此等信貸額已全數動用。此反擔保額相當於該被投資公司獲授銀行信貸總額約6.6%，即較經擴大嘉華建材集團所佔該公司的股權比例為少。

除本通函所披露者及集團內公司間的負債外，於二零零五年四月三十日，經擴大嘉華建材集團並無已發行及未償還或法定／以其他方式設立但未發行債務證券，亦無任何已抵押、無抵押、已擔保及無擔保的定期貸款、任何其他借款或屬借款性質的債項，包括銀行透支及承兑負債(不包括一般貿易票據)或承兑信貸或已抵押、無抵押、已擔保及無擔保的租購承擔、任何按揭及押記，任何或然負債或擔保。

外幣金額按二零零五年四月三十日營業時間結束時的滙率折算為港幣。

營運資金

經計入經擴大嘉華建材集團的可供動用財務資源，包括內部產生的資金及可供動用銀行信貸額後，嘉華建材董事認為經擴大嘉華建材集團將有充裕營運資金，以應付目前需求，即本通函刊行日期起最少未來12個月。

無重大不利變動

除本通函嘉華建材董事函件所披露的收購事項外，嘉華建材確認，自二零零四年十二月三十一日(即嘉華建材集團最近期經審核財務報表的結算日)以來，嘉華建材集團的財務或經營狀況或前景概無任何重大不利變動。

以下為嘉華國際的核數師兼申報會計師香港執業會計師羅兵咸永道會計師事務所的報告，以供載入本通函而編製。

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈二十二樓

敬啟者：

吾等就有關嘉華國際集團有限公司(「嘉華國際」)及其附屬公司(以下統稱為「嘉華國際集團」)截至二零零二年、二零零三年及二零零四年十二月三十一日止三個年度各年(「有關期間」)的財務資料呈交報告，以供載入根據有關嘉華建材有限公司(「嘉華建材」)可能收購銀河娛樂場股份有限公司(「銀河」)的88.1%有投票權股份(附有97.9%經濟權益)(「收購事項」)及根據於二零零五年三月十四日訂立的收購協議(經補充協議修訂)導致被視為出售嘉華建材38.56%權益(「出售事項」)由嘉華國際於二零零五年六月三十日刊發的通函(「本通函」)。

嘉華國際於一九八九年五月二日在百慕達註冊成立為有限公司。於本報告日期，嘉華國際直接及間接擁有載於下文第II節附註37(a)內主要附屬公司的權益。嘉華國際集團旗下所有公司均採納十二月三十一日為其財政年度的結算日。

吾等截至二零零二年、二零零三年及二零零四年十二月三十一日止三個年度各年均擔任嘉華國際的核數師。

載於第I節至第IV節的財務資料(「財務資料」)已按嘉華國際集團於有關期間的經審核綜合財務報表為基礎，並根據香港財務報告準則編製。就本報告而言，吾等已審核嘉華國際集團於各有關期間的財務資料，並根據香港會計師公會頒佈《售股章程及申報會計師》核數指引第3.340號進行所需的該等額外程序。

嘉華國際董事負責編製真實兼公平的財務資料。吾等的責任乃根據吾等的審核工作結果，對財務資料發表獨立的意見，並作出報告。

就本報告而言，吾等認為財務資料均真實兼公平地反映嘉華國際及嘉華國際集團於二零零二年、二零零三年及二零零四年十二月三十一日止的財政狀況以及嘉華國際集團於有關期間的業績及現金流量。

I. 財務資料

(a) 綜合損益表

	附註	截至十二月三十一日止年度 二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
營業額	4	2,134,552	3,076,143	1,730,538
銷售成本		(1,901,579)	(2,891,632)	(1,548,383)
毛利		232,973	184,511	182,155
其他收益	4	11,720	17,645	17,164
其他營運收入		24,858	72,888	56,281
行政費用		(82,267)	(77,599)	(136,755)
其他營運費用		(48,962)	(51,924)	(49,893)
經營溢利	6	138,322	145,521	68,952
財務費用	7	(8,619)	(17,144)	(13,425)
應佔溢利減虧損				
共同控制實體		4,406	53,845	238,976
聯營公司		2,400	998	3,371
除税前溢利		136,509	183,220	297,874
税項	11	(11,365)	(45,831)	(42,434)
除税後溢利		125,144	137,389	255,440
少數股東權益		(22,810)	(17,009)	(21,117)
股東應佔溢利	29	102,334	120,380	234,323
股息	13	57,376	59,273	128,347
		港仙	港仙	港仙
每股盈利	14			
基本		5.4	6.2	11.7
攤薄		不適用	不適用	9.9

(b) 綜合資產負債表

	附註	於十二月三十一日 二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
非流動資產				
物業、機器及設備	15	1,091,920	1,136,196	1,115,426
共同控制實體	18	536,708	537,030	440,476
聯營公司	19	15,244	16,098	18,650
其他非流動資產	20	303,491	433,227	304,898
		1,947,363	2,122,551	1,879,450
流動資產				
發展物業	21	3,490,159	2,519,342	4,561,850
存貨	22	42,625	68,716	93,175
應收賬款及預付款	23	521,590	554,484	665,360
可收回稅項		12,683	8,173	4,384
其他投資	24	62,404	81,556	44,547
現金及銀行結餘	25	686,409	517,065	781,306
		4,815,870	3,749,336	6,150,622
流動負債				
應付賬款及應計費用	26	523,505	493,655	510,432
長期負債之現期部份	30	693,469	156,078	808,409
應付稅項		8,489	38,297	39,779
短期銀行借款及透支 — 無抵押		153,767	176,984	36,133
		1,379,230	865,014	1,394,753
流動資產淨額		3,436,640	2,884,322	4,755,869
		5,384,003	5,006,873	6,635,319
資金來源：				
股本	27	191,955	197,797	201,564
儲備	29	2,233,979	2,333,890	2,529,671
股東權益		2,425,934	2,531,687	2,731,235
少數股東權益		1,067,785	1,083,869	1,147,265
長期負債	30	1,800,916	1,302,184	2,675,209
其他非流動負債	31	89,368	89,133	81,610
		5,384,003	5,006,873	6,635,319

(c) 嘉華國際資產負債表

	附註	於十二月三十一日 二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
附屬公司	17	2,889,232	2,701,386	2,294,531
流動資產				
應收賬款及預付款	23	630	729	270
可收回稅項		—	—	1,077
現金及銀行結餘		225	245	320,893
		855	974	322,240
流動負債				
應付賬款及應計費用	26	3,378	1,871	1,728
長期負債之現期部份	30	90,000	53,000	395,000
短期銀行借款及透支 — 無抵押		60,000	50,000	—
		153,378	104,871	396,728
流動負債淨額		(152,523)	(103,897)	(74,488)
		2,736,709	2,597,489	2,220,043
資金來源：				
股本	27	191,955	197,797	201,564
儲備	29	1,894,754	1,944,692	1,993,479
股東權益		2,086,709	2,142,489	2,195,043
長期負債	30	650,000	455,000	25,000
		2,736,709	2,597,489	2,220,043

(d) 綜合現金流量表

	附註	截至十二月三十一日止年度 二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
經營業務之現金流量				
(用於)／來自經營業務之現金	32(a)	(206,501)	995,755	(1,773,049)
稅項支出淨額		(30,253)	(179)	(2,514)
融資租賃租金之利息部份		(2)	—	—
利息支出		(74,302)	(51,540)	(56,241)
(用於)／來自經營業務之現金淨額		(311,058)	944,036	(1,831,804)
投資業務之現金流量				
購買物業、機器及設備		(164,158)	(133,712)	(71,365)
遞延支出		(36,536)	(20,446)	(4,145)
(貸款予)／還款自聯營公司及共同控制實體		(46,680)	82,057	392,636
購買長期投資		(10,173)	—	(51,864)
長期投資減少		—	—	1,402
出售物業、機器及設備所得款項		4,537	6,736	5,905
出售長期投資所得款項		5,295	—	—
出售聯營公司所得款項		20,700	—	—
遞延應收賬款(增加)／減少		(1,893)	2,873	1,440
增加投資於共同控制實體		(11,733)	(39,786)	(100,290)
購買上市證券投資		—	(5,715)	(18,456)
出售上市證券投資所得款項		—	5,117	15,563
出售非上市投資所得款項		—	—	44,404
已收利息		10,864	16,169	10,436
已收上市證券投資之股息		856	1,326	1,807
已收聯營公司之股息		3,400	—	—
已收共同控制實體之股息		—	681	3,223
(用於)／來自投資業務之現金淨額		(225,521)	(84,700)	230,696

(d) 綜合現金流量表(續)

	附註	截至十二月三十一日止年度 二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
融資活動之現金流量	32(b)			
發行新股		2,178	1,121	4,940
可換股債券之發行費用		—	—	(16,348)
融資租約租金之資本部份		(638)	—	—
來自少數股東之借款增加淨額		21,183	4,999	36,328
新增長期借款		1,430,483	842,153	2,299,816
償還長期借款		(630,797)	(1,878,276)	(274,460)
於借款日起計三個月後償還之短期銀行借款之(減少)／增加		(216,261)	28,078	(140,851)
已付予股東股息		(30,227)	(14,718)	(40,757)
已付予少數股東股息		(13,369)	(5,150)	(5,292)
來自／(用於)融資活動之現金淨額		562,552	(1,021,793)	1,863,376
現金及現金等價物之增加／(減少)淨額		25,973	(162,457)	262,268
於年初之現金及現金等價物		654,580	681,548	517,065
滙率變動之影響		995	(2,026)	1,973
於年終之現金及現金等價物		681,548	517,065	781,306
現金及現金等價物之結餘分析				
現金及銀行結餘		686,409	517,065	781,306
銀行透支		(4,861)	—	—
		681,548	517,065	781,306

(e) 綜合權益變動表

	附註	截至十二月三十一日止年度 二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
年初之結餘		2,350,418	2,425,934	2,531,687
滙率變動之影響	29	1,231	(1,030)	1,042
行使認股權而發行之股份		2,178	1,121	4,940
發行代息股份				
所產生之儲備	29	26,250	43,324	39,081
本年度溢利	29	102,334	120,380	234,323
股息				
末期	29	(37,513)	(38,412)	(39,643)
中期	29	(18,964)	(19,630)	(40,195)
年末之結餘		2,425,934	2,531,687	2,731,235

II. 財務資料附註

1. 公司資料更新

於二零零四年十二月三十一日，嘉華國際集團持有嘉華建材約65.8%股權。根據嘉華國際及嘉華建材於二零零五年四月十八日的公佈，嘉華建材建議透過旗下一間全資附屬公司收購銀河的88.1%有投票權股份(附有97.9%經濟權益)，收購價合共港幣18,405,198,000元。收購價部分將會由嘉華建材發行每股作價港幣8元的1,840,519,798股嘉華建材新股支付，及部分以現金及／或將會由嘉華建材發行的無抵押定息票據港幣3,681,039,603元支付。當嘉華建材完成收購事項時，嘉華國際集團於嘉華建材的股權將削減至嘉華建材已擴大股本的約27.2%。因此，嘉華建材將終止為嘉華國際集團的附屬公司，但會成為嘉華國際集團的聯營公司。

嘉華建材截至二零零二年、二零零三年及二零零四年十二月三十一日止三個年度的財務資料概述於下文附註5。

2. 主要會計政策

(a) 編製基準

本財務報表根據歷史成本會計法編製，並對某些物業及投資的重估值作出修訂，及按照香港財務報告準則編製而成。

香港會計師公會已發出多項新訂及經修訂香港財務報告準則及香港會計準則(「新香港財務報告準則」)，該等準則於二零零五年一月一日或之後開始的會計期間生效。嘉華國際集團並無於截至二零零四年十二月三十一日止年度的財務報表提前採納該等新香港財務報告準則。嘉華國際集團已開始評估該等新香港財務報告準則的影響，但現時仍未能説明該等新香港財務報告準則會否對其營運業績及財政狀況造成重大影響。

以下為編製財務報表所採用之主要會計政策。

(b) 綜合基礎

嘉華國際集團之綜合財務報表包括嘉華國際及其附屬公司截至十二月三十一日止之財務報表，並包括嘉華國際集團應佔共同控制實體及聯營公司之收購後業績及儲備。

本年度內購入或售出之附屬公司、共同控制實體及聯營公司之應佔業績由其收購生效日起計或計至出售日止反映在綜合損益表內。

出售附屬公司、共同控制實體或聯營公司之收益或虧損根據出售時應佔之資產淨值及應佔未攤銷商譽或負商譽(包括已直接計入儲備之金額)及任何有關累計滙兑儲備計算。

少數股東權益指外界股東在附屬公司之經營業績及資產淨值中擁有之權益。

所有嘉華國際集團內公司間之重大交易及結餘已對銷。

(c) 附屬公司

附屬公司乃由嘉華國際集團有權控制其財政及營運政策之公司。

在嘉華國際的資產負債表內，附屬公司之投資以成本或低於成本列賬。如董事認為已出現非短期性減值，則作出減值準備。附屬公司之業績按股息收入列入嘉華國際之賬目內。

(d) 共同控制實體

共同控制實體乃嘉華國際集團與合營者以合約安排方式經營業務，共同進行經濟活動，該活動受雙方共同控制，任何一方均沒有單方面之控制權。

共同控制實體以權益法入賬，嘉華國際集團應佔之業績列入綜合損益表而嘉華國際集團應佔之資產淨值則計入綜合資產負債表中。

(e) 聯營公司

聯營公司乃非附屬公司或合營公司，但嘉華國際集團在股權中擁有長期權益，並對其管理有重大影響力之公司。

聯營公司以權益法入賬，嘉華國際集團應佔之業績列入綜合損益表而嘉華國際集團應佔之資產淨值則計入綜合資產負債表中。

(f) 商譽

商譽指收購成本高於收購生效日嘉華國際集團應佔所收購之附屬公司、共同控制實體及聯營公司之淨資產之數額。

因收購產生之收購商譽計入綜合資產負債表中為獨立資產，並按其估計可用年期以不超過二十年以直線法攤銷。商譽之賬面值將會作每年檢討，而當董事們認為出現非短期性減值時則會作出減值準備。

當淨資產之公允價值高於收購金額時，相差之金額將於在收購之年度在綜合損益表內確認為收入，或以所收購之非貨幣性資產加權平均可用年期內確認為收入。

(g) 物業、機器及設備

物業、機器及設備按原值或估值減去累計折舊及永久性減值之撥備入賬。

中長期租約土地之成本值或估值按租約尚餘年期(包括附有租約續期權之期間)以直線法計算折舊。其他土地及樓房及租約物業裝修改良支出之成本值或估值按各租約年期以直線法計算折舊。

租約土地及樓房之重估增值，撥入物業重估儲備，其後出現之減值首先與同一物業先前之增值抵銷，然後在損益表支銷。

其他資產之成本以直線法按其估計可使用年期及下列年率計算折舊：

廠場機器	5至25%
其他資產	20至50%

將資產重修至其正常運作狀態之重大支出均在損益表支銷。裝修改良支出均資本化，並按其對嘉華國際集團之預期可用年期折舊。資產之賬面值均定期檢討，當估計可收回價值已永久跌至低於其賬面值，則將賬面值撇減至估計可收回價值。預期未來之現金流量已折算為現值來決定可收回價值。

出售資產之收益或虧損指出售收入淨額與資產賬面值之差額，並於損益表入賬。出售重估資產時，有關重估儲備之已變現部分直接轉撥至盈餘儲備。

(h) 投資物業

投資物業乃建築工程及發展已完成並因其長期投資潛力持有而非嘉華國際集團自用之房地產權益。投資物業價值按公平值入賬，此價值乃根據獨立專業估值計算之公開市場價值。投資物業重估產生之任何虧損則轉入損益表內。投資物業重估產生之增值將以先前扣減之金額為限撥入損益表，餘額轉入物業重估儲備內。當出售投資物業時，其有關重估儲備之變現部份將撥入損益表。

租約年期超過二十年之投資物業則不作折舊。

(i) 投資

因不定長期目標或策略原因持有的證券均列入資產負債表之其他非流動資產並按成本值扣除虧損準備入賬。個別投資之賬面值在每年結算日均作檢討，以評估其公平值是否已下跌至低於其賬面值。假如下跌並非短期性，則有關證券之賬面值須削減至其公平值。減值虧損在損益表中列作開支。當引致撇減之情況及事件不再存在，而有可信證據顯示新的情況和事件會於可預見將來持續，則將此項減值虧損撥回損益表。

如證券持有的目的是為了能在短期價格變動下產生利潤，將列入資產負債表之流動資產及按公平值列賬。證券之公平值變動而引致之未變現盈虧淨額均在損益表確認。出售證券之盈利或虧損指出售所得款項淨額與賬面值之差額，並在產生時於損益表確認。

(j) 遞延支出

石礦場開發費用乃在石礦場中添置開採石礦之基本建設之成本。清除表土費乃使石礦場符合開採條件之費用。此等費用乃於有關之採石場地之估計可用年限內以直線法攤銷。長期融資產生的相關費用作遞延處理，並按融資的有關年期以直線法攤銷。

開辦費則於發生時以費用支銷。

(k) 發展物業

發展物業作為流動資產處理，包括以成本或估值列賬之土地成本、建築費用、應佔經常性開支、發展項目之利息支出及結算日前已產生之溢利，扣除已收之分期銷售收入與可能發生之虧損準備。發展物業乃按成本值或可變現淨值二者之較低者入賬。可變現淨值是以預計之銷售價減除估計銷售費用計算。

(l) 存貨

存貨按成本值與可變現淨值二者之較低者入賬。成本以加權平均數作基準，包括物料、直接勞工及應佔之製造費用。可變現淨值是以預計之銷售價減除估計銷售費用計算。

(m) 遞延税項

遞延税項採用負債法就資產負債之税基與它們在賬目內之賬面值兩者之短期時差作全數撥備。短期時差主要來自物業、機器及設備之折舊、費用之撥備以及累積税損。遞延税項採用在結算日前已頒佈或實質頒佈之税率釐定。

與未用累積税損有關之遞延税項資產乃就有可能將未來應課税溢利與可動用之未用税損抵銷而確認。

遞延税項乃就附屬公司，共同控制實體及聯營公司投資之短期時差而撥備，但假若可以控制時差撥回之時間，而短期時差有可能在可見未來不會撥回則除外。

(n) 準備

當因過往事件須承擔現有之法律或推定責任，而在解除責任時有可能令到資源流出，同時責任金額能夠可靠地作出估計時，則會確認準備。當預計準備可獲償付，則將償付金確認為一項獨立資產，惟只能在償付金可實質確定時確認。

(o) 收入確認

銷售建築材料之收入於貨物付運予顧客及法定所有權轉讓時入賬。

出售落成物業之銷售在銷售合約簽訂後確認。當將未完成之物業預先出售，則在其興建過程中每一年依據總估計銷售按比率計算銷售；所採用之比率以在資產負債表日已支出之建築費用與估計之總建築費用比較，及在資產負債表日之已收和應收銷售收入與總估計銷售款項比較，二者中以較低者為準。

假若買家在物業完成時未能交付餘款，嘉華國際集團運用合約條款將物業轉賣時，已收取之訂金會被沒收作為營業溢利，其於沒收日期前已入賬之銷售予以撥回。

租金收入扣除支付予承租人之優惠後按租約年期以直線法確認。利息收入在考慮未償還本金額及適用利率後按時間比例確認。股息收入在確定有權利收取時確認。

(p)　僱員福利

根據界定供款退休公積金計劃作出之供款在該年度之損益表內支銷。

僱員在年假和長期服務休假之權利在僱員應享有時確認。嘉華國際集團為截至結算日止僱員已提供之服務而產生之年假及長期服務休假之估計負債作出撥備。僱員之病假及產假不作確認，直至僱員正式休假為止。

嘉華國際集團因僱員所提供之服務須承擔於結算日起計算十二個月內全數償還的花紅計劃之現有法律或推定性的責任，而責任金額能夠可靠地作出估算時，需確立撥備。

(q)　租賃資產

資產擁有權之重大風險及回報由出租者保留之租約列作經營租約。經營租約之應付租金在扣除自出租後收取之優惠後，以直線法於損益賬扣除。

(r)　借貸成本

凡直接與收購、建造或製造一項必須經一段時間籌備，以達致預定用途或出售之資產有關之借貸成本，均作為該資產之部份成本。所有其他借貸成本在產生時於損益表支銷。

(s)　外幣

於年內如以外幣作交易均按成交日之滙率折算。於結算日以外幣入賬之貨幣資產與負債則按該日之滙率折算，此等外滙折算盈虧則撥入損益表計算。

以外幣入賬之海外附屬公司、共同控制實體及聯營公司之損益表，按當年滙率之加權平均數折算，而資產負債表則按於資產負債表結算日之滙率折算。折算此等淨投資所產生之折算盈虧則直接計入儲備。

(t)　現金及現金等價物

現金及現金等價物包括庫存現金及銀行結餘、存於銀行及財務機構於存款日起計三個月內可隨時提取之款項，減除銀行透支。

3.　分部資料

嘉華國際集團主要從事物業發展及投資，生產、銷售及分銷建築材料，此外並沒有其他重大獨立分部之業務。根據嘉華國際集團內部財務報告及經營業務，主要分部報告以業務分部呈列，而地區分部為次要分部。分部資產主要包括物業、機器及設備、其他非流動資產、存貨、物業、應收賬款及預付款，主要不包括部份投資。分部負債主要包括應付賬款及應計費用。分部之間沒有任何銷售或貿易交易。

業務分部詳列如下：

	地產 港幣千元	建築材料 港幣千元	其他業務 港幣千元	總數 港幣千元
二零零二年十二月三十一日止年度				
營業額	1,079,095	1,010,999	44,458	2,134,552
其他收益	4,362	6,499	859	11,720
經營溢利	89,600	45,954	2,768	138,322
財務費用				(8,619)
應佔溢利減虧損				
共同控制實體	(33)	4,439	—	4,406
聯營公司	(1,544)	3,944	—	2,400
除税前溢利				136,509
税項				(11,365)
除税後溢利				125,144
少數股東權益	222	(23,005)	(27)	(22,810)
股東應佔溢利				102,334
分部資產	4,082,913	1,340,767	26,106	5,449,786
共同控制實體	340,381	196,327	—	536,708
聯營公司	—	15,244	—	15,244
未分配資產				761,495
資產總額				6,763,233
分部負債	252,000	263,801	7,704	523,505
未分配負債				2,746,009
負債總額				3,269,514
資本費用	1,710	154,628	20	156,358
折舊	3,012	58,976	123	62,111
攤銷	—	14,879	—	14,879
撥回機器及設備額外準備	—	11,303	—	11,303

3. **分部資料(續)**

	地產 港幣千元	建築材料 港幣千元	其他業務 港幣千元	總數 港幣千元
二零零三年十二月三十一日止年度				
營業額	1,879,105	1,130,894	66,144	3,076,143
其他收益	12,102	4,066	1,477	17,645
經營溢利	109,347	22,483	13,691	145,521
財務費用				(17,144)
應佔溢利減虧損				
共同控制實體	46,971	6,874	—	53,845
聯營公司	—	998	—	998
除税前溢利				183,220
税項				(45,831)
除税後溢利				137,389
少數股東權益	260	(17,232)	(37)	(17,009)
股東應佔溢利				120,380
分部資產	3,209,513	1,480,474	21,978	4,711,965
共同控制實體	299,581	237,449	—	537,030
聯營公司	—	16,098	—	16,098
未分配資產				606,794
資產總額				5,871,887
分部負債	197,887	289,691	6,077	493,655
未分配負債				1,762,676
負債總額				2,256,331
資本費用	2,425	151,733	—	154,158
折舊	3,132	66,018	130	69,280
攤銷	—	15,675	—	15,675
上市證券投資之未變現收益	—	2,180	13,852	16,032

3. **分部資料(續)**

	地產 港幣千元	建築材料 港幣千元	其他業務 港幣千元	總數 港幣千元
二零零四年十二月三十一日止年度				
營業額	369,809	1,299,143	61,586	1,730,538
其他收益	7,709	7,638	1,817	17,164
經營溢利	41,249	16,613	11,090	68,952
財務費用				(13,425)
應佔溢利減虧損				
共同控制實體	224,354	14,622	—	238,976
聯營公司	—	3,371	—	3,371
除税前溢利				297,874
税項				(42,434)
除税後溢利				255,440
少數股東權益	(3,109)	(17,971)	(37)	(21,117)
股東應佔溢利				234,323
分部資產	5,056,052	1,557,701	26,445	6,640,198
共同控制實體	58,340	382,136	—	440,476
聯營公司	—	18,650	—	18,650
未分配資產				930,748
資產總額				8,030,072
分部負債	158,598	341,995	9,839	510,432
未分配負債				3,641,140
負債總額				4,151,572
資本費用	2,454	73,039	17	75,510
折舊	3,326	76,125	102	79,553
攤銷	2,452	18,180	—	20,632
上市證券投資之未變現(虧損)/收益	—	(933)	16,128	15,195

3. **分部資料(續)**

地區分部概述如下：

	營業額 港幣千元	經營溢利／(虧損) 港幣千元	資產總額 港幣千元	資本費用 港幣千元
二零零二年十二月三十一日止年度				
香港	1,479,594	98,858	3,531,192	55,395
中國內地	583,176	37,179	3,025,036	100,940
新加坡	27,324	1,938	189,480	3
日本	44,458	347	17,525	20
	2,134,552	138,322	6,763,233	156,358
二零零三年十二月三十一日止年度				
香港	2,322,052	118,746	2,368,831	38,742
中國內地	678,729	30,031	3,307,148	115,392
新加坡	9,218	(3,776)	179,690	24
日本	66,144	520	16,218	—
	3,076,143	145,521	5,871,887	154,158
二零零四年十二月三十一日止年度				
香港	746,529	41,681	3,403,250	12,217
中國內地	913,233	32,659	4,432,940	63,264
新加坡	9,190	(5,803)	174,811	12
日本	61,586	415	19,071	17
	1,730,538	68,952	8,030,072	75,510

4. **營業額及其他收益**

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
營業額			
物業銷售	1,039,956	1,842,095	332,135
銷售建築材料	1,010,999	1,130,894	1,299,143
租金收入	39,139	37,010	37,674
貨品銷售	44,458	66,144	61,586
	2,134,552	3,076,143	1,730,538
其他收益			
銀行存款利息	6,733	5,918	2,627
按揭貸款利息	2,213	8,730	6,488
墊款予共同控制實體利息	—	—	981
其他應收款利息	—	—	3,940
遞延應收賬款利息	1,918	1,521	1,321
上市證券投資股息	856	1,476	1,807
	11,720	17,645	17,164
總收益	2,146,272	3,093,788	1,747,702

5. 嘉華建材的財務資料

嘉華建材，一家在香港註冊成立並上市公司，於香港及中國內地從事製造、銷售及分銷建築材料。嘉華建材於有關期間的綜合損益表、綜合資產負債表及綜合現金流量表如下：

(a) 綜合損益表

	截至十二月三十一日止年度		
	二零零二年	二零零三年	二零零四年
	港幣千元	港幣千元	港幣千元
營業額	1,010,999	1,130,894	1,299,143
銷售成本	(909,523)	(1,085,600)	(1,248,459)
毛利	101,476	45,294	50,684
其他收益	29,783	21,527	21,355
其他營運收入	8,342	44,132	27,218
行政費用	(52,821)	(48,538)	(54,376)
其他營運費用	(18,212)	(23,003)	(15,084)
經營溢利	68,568	39,412	29,797
財務費用	(7,193)	(5,508)	(3,864)
應佔溢利減虧損			
共同控制實體	4,439	6,874	14,622
聯營公司	3,944	998	3,371
除稅前溢利	69,758	41,776	43,926
稅項(支出)／抵免	(4,414)	341	(3,861)
除稅後溢利	65,344	42,117	40,065
少數股東權益	(3,016)	(1,912)	(6,642)
股東應佔溢利	62,328	40,205	33,423
股息	(24,829)	(25,168)	(25,804)
	港仙	港仙	港仙
每股盈利	5.1	3.2	2.6

5. **嘉華建材的財務資料(續)**

(b) 綜合資產負債表

	於十二月三十一日		
	二零零二年	二零零三年	二零零四年
	港幣千元	港幣千元	港幣千元
物業、機器及設備	740,946	802,153	787,028
共同控制實體	196,327	237,449	382,136
聯營公司	15,244	16,098	18,650
其他非流動資產	240,974	240,727	272,834
非流動資產	1,193,491	1,296,427	1,460,648
流動資產			
存貨	42,625	68,716	93,175
應收賬款及預付款	360,659	482,310	547,604
可收回稅項	5,916	8,173	1,938
其他投資	—	5,150	4,217
現金及銀行結餘	283,062	306,354	170,952
	692,262	870,703	817,886
流動負債			
應付賬款及應計費用	262,401	288,923	341,995
長期負債之一年內應償還額	—	10,000	10,000
短期銀行借款 — 無抵押	65,905	90,000	—
應付稅項	1,198	601	1,396
	329,504	389,524	353,391
流動資產淨額	362,758	481,179	464,495
	1,556,249	1,777,606	1,925,143
資金來源：			
股本	124,321	125,893	129,648
儲備	1,268,249	1,288,370	1,315,885
股東權益	1,392,570	1,414,263	1,445,533
少數股東權益	145,334	147,891	154,010
長期負債	—	200,800	311,580
其他非流動負債	18,345	14,652	14,020
	1,556,249	1,777,606	1,925,143

5. 嘉華建材的財務資料(續)

(c) 綜合現金流量表

	截至十二月三十一日止年度		
	二零零二年	二零零三年	二零零四年
	港幣千元	港幣千元	港幣千元
經營業務之現金流量			
來自經營業務之現金	105,634	59,415	21,229
(已付)/退回香港利得税	(7,858)	(2,545)	6,731
已付中國內地所得税	(5,125)	(2,037)	(1,996)
已付利息	(7,191)	(5,508)	(3,864)
融資租賃租金付款的利息部分	(2)	—	—
來自經營業務之現金淨額	85,458	49,325	22,100
投資業務之現金流量			
購買機器及設備	(118,092)	(131,287)	(68,894)
出售機器及設備所得款項	4,508	2,258	5,883
增加投資於共同控制實體	(10,039)	(29,954)	(95,883)
墊款予共同控制實體	(4,609)	(5,582)	(37,376)
遞延支出	(36,536)	(20,446)	(4,145)
遞延應收賬款(增加)/減少	(1,893)	2,873	1,440
購買長期投資	(10,173)	—	(51,864)
長期投資減少	5,295	—	1,402
購買上市投資	—	(5,715)	(18,456)
出售上市投資所得款項	—	5,117	15,563
贖回其他投資所得款項	280,000	—	—
墊款予同系附屬公司	(50,000)	(219,000)	—
還款自同系附屬公司	50,000	149,000	70,000
已收利息	16,559	9,235	3,296
已收共同控制實體股息	—	681	3,223
已收聯營公司股息	3,400	—	—
來自/(用於)投資業務之現金淨額	128,420	(242,820)	(175,811)
融資活動之現金流量			
發行新股份	592	—	13,842
少數股東借款增加淨額	18,960	2,053	—
新增短期銀行借款	—	90,000	—
償還短期銀行借款	(117,785)	(65,905)	(90,000)
新增長期銀行借款	225,000	429,800	271,580
償還長期銀行借款	(325,917)	(219,000)	(160,800)
融資租賃租金付款的資本部分	(638)	—	—
已付予股東股息	(27,673)	(16,631)	(17,205)
已付予少數股東權益股息	(2,153)	(1,104)	(851)
(用於)/來自融資活動之現金淨額	(229,614)	219,213	16,566
現金及銀行結餘之(減少)/增加淨額	(15,736)	25,718	(137,145)
滙率變動	(325)	(2,426)	1,743
於年初之現金及銀行結餘	299,123	283,062	306,354
於年末之現金及銀行結餘	283,062	306,354	170,952

6. **經營溢利**

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
經營溢利已計入：			
上市證券投資之未變現收益	950	16,032	15,195
出售上市證券投資溢利	103	2,372	—
撥回發展物業之撥備	7,726	8,478	—
出售物業、機器及設備溢利	343	—	—
撥回機器及設備額外準備	11,303	—	—
出售營運權之收益	—	28,260	—
滙兑溢利淨額	—	—	4,748
攤銷負商譽	631	632	632
及已扣除：			
銷售存貨成本	821,812	1,008,355	1,194,494
投資物業重估虧損	6,066	12,071	5,503
滙兑虧損淨額	5,123	4,108	—
折舊	62,111	69,280	79,553
攤銷			
石礦場發展費用	846	1,284	1,780
清除表土費用	14,033	14,391	16,400
可換股債券之發行費用	—	—	2,452
員工成本包括董事酬金	211,276	234,191	247,726
專利費	3,076	4,275	5,003
核數師酬金	1,928	1,897	2,097
經營租賃租金			
土地及樓房	11,740	12,148	13,067
廠場機器	1,388	779	—
長期投資減值	561	2,145	2,880
出售聯營公司之虧損	12,658	—	—
出售物業、機器及設備虧損	—	1,349	1,206
出售上市證券投資虧損	—	—	2,893
出售非上市投資虧損	—	—	7,800
被視為出售附屬公司之虧損	—	—	10,501
投資物業之支出	3,091	3,755	3,929

7. 財務費用

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
利息支出			
銀行借款、透支及其他	74,302	51,540	56,241
需於五年內全部償還之財務租賃責任	2	—	—
	74,304	51,540	56,241
資本化作為興建中物業成本	(65,685)	(34,396)	(42,816)
	8,619	17,144	13,425

截至二零零二年、二零零三年及二零零四年十二月三十一日止各年度從一般借貸得來並用作物業發展之資金分別以資本化年率介乎2%至5%、1%至5%、1%至5%計入物業發展成本內。

8. 董事酬金

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
袍金	1,060	910	860
薪金及其他酬金	10,844	13,608	16,559
退休福利	745	908	1,093
	12,649	15,426	18,512

支付予嘉華國際董事之酬金組別如下：

		董事人數	
	二零零二年	二零零三年	二零零四年
無至港幣1,000,000元	10	8	7
港幣1,000,001元至港幣1,500,000元	—	2	1
港幣1,500,001元至港幣2,000,000元	1	—	2
港幣2,000,001元至港幣2,500,000元	1	1	2
港幣3,000,001元至港幣3,500,000元	2	—	—
港幣4,000,001元至港幣4,500,000元	—	1	1
港幣4,500,001元至港幣5,000,000元	—	1	1
	14	13	14

截至二零零二年、二零零三年及二零零四年十二月三十一日止各年度，付予獨立非執行董事之袍金為分別港幣460,000元、港幣410,000元及港幣410,000元及並無其他酬金。

於二零零二年內，董事沒有獲授或行使認股權。

於二零零三年內，行使價每股港幣0.72元共可認購嘉華國際7,691,000股之認股權已授予董事，而董事並沒有行使任何認股權。

於二零零四年內，董事沒有獲授嘉華國際認股權，而董事按行使價每股港幣0.5586元及港幣0.36元行使認股權分別認購300,000股及870,000股。

9. 管理人員酬金

截至二零零二年、二零零三年及二零零四年十二月三十一日止各年度，於嘉華國際集團五名最高酬金人士中分別包括三名、二名及二名董事，其酬金亦已在附註8中反映。截至二零零二年、二零零三年及二零零四年十二月三十一日止各年度，餘下二名、三名及三名人士之酬金如下：

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
薪金及其他酬金	3,868	6,160	7,609
退休福利	287	466	322
	4,155	6,626	7,931

支付予管理人員之酬金組別如下：

	僱員人數 二零零二年	二零零三年	二零零四年
港幣1,500,001元至港幣2,000,000元	1	—	—
港幣2,000,001元至港幣2,500,000元	1	3	2
港幣3,000,001元至港幣3,500,000元	—	—	1
	2	3	3

10. 退休福利計劃

嘉華國際集團根據職業退休計劃條例及強積金條例，在香港設有兩種界定供款計劃。兩種計劃之所有資產由獨立基金管理，並與嘉華國際集團之資產分開持有。強積金計劃之供款根據強積金條例執行，而職業退休計劃之供款則為僱員基本薪金之5%至10%（視乎有關僱員之服務年資而定）減去相關強積金計劃之強制性供款。倘僱員在享有僱主供款利益之全數前退出職業退休計劃，所沒收之供款可用以扣減嘉華國際集團向該計劃之供款。

嘉華國際集團亦為其在中國內地員工根據各省及市政府而制訂之退休金計劃供款，每月供款額為僱員基本工資之8%至22.5%（視乎適用的地方規定而定）。除以上供款外，嘉華國際集團沒有額外為各僱員就退休金及其他退休後福利計劃供款。

截至二零零二年、二零零三年及二零零四年十二月三十一日止各年度，自損益表內扣除之退休福利計劃開支，包括嘉華國際集團於有關期間對退休計劃之供款額分別港幣12,624,000元、港幣17,077,000元及港幣16,124,000元，減除沒收之供款港幣379,000元、港幣264,000元及港幣518,000元，剩餘港幣123,000元、港幣112,000元及沒有剩餘款額，於結算日用作扣減未來的供款。

11. 稅項

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
嘉華國際及附屬公司：			
香港利得稅	3,301	27,396	1,389
海外稅項	6,092	7,085	6,396
遞延稅項（附註31(a)）	1,376	397	(6,891)
	10,769	34,878	894
共同控制實體			
香港利得稅	—	8,839	42,229
海外稅項	558	848	756
遞延稅項	—	1,122	(2,255)
聯營公司			
香港利得稅	38	144	810
	11,365	45,831	42,434

香港利得稅乃按照截至二零零二年、二零零三年及二零零四年十二月三十一日止各年度估計應課稅溢利減承前可用之稅項虧損後依分別為百分之十六、百分之十七點五及百分之十七點五稅率提撥。嘉華國際集團於海外經營業務產生之應課稅溢利乃按有關國家適用之稅率作出準備。

嘉華國際集團除稅前溢利之稅項與採用適用稅率（即嘉華國際集團營業地區之適用稅率之加權平均數）而計算之理論稅款有異，詳情如下：

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
除稅前溢利	136,509	183,220	297,874
按適用稅率之稅項	14,019	30,408	53,696
稅務減免之收入	(6,284)	(15,260)	(14,253)
毋須課稅之收入	(15,151)	(6,710)	(11,635)
不可扣稅之支出	15,132	14,557	9,339
使用先前未確認之稅務虧損	(9,039)	(7,862)	(8,031)
未確認之稅務虧損	12,605	29,311	13,680
往年度準備不足／（剩餘）	83	(32)	(362)
增加稅率	—	1,419	—
稅項支出	11,365	45,831	42,434

12. 股東應佔溢利

截至二零零二年、二零零三年及二零零四年十二月三十一日止各年度，計入嘉華國際財務報表之股東應佔溢利為港幣79,158,000元、港幣69,377,000元及港幣88,371,000元。

13. 股息

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
中期以股代息附現金選擇權，（二零零二年：每股1仙；二零零三年：每股1仙及二零零四：每股2仙）	18,964	19,630	40,195
末期以股代息附現金選擇權，（二零零二年：每股2仙；二零零三年：每股2仙）	38,412	39,643	—
末期現金股息，（二零零四年：每股4仙）	—	—	88,152
	57,376	59,273	128,347
部份股息以現金支付，詳細資料如下：			
中期	7,555	4,531	33,284
末期	10,187	7,473	—
	17,742	12,004	33,284

14. 每股盈利

截至二零零二年、二零零三年及二零零四年十二月三十一日止各年度的每股基本盈利乃分別按股東應佔溢利港幣102,334,000元，港幣120,380,000元及港幣234,323,000元及截至二零零二年、二零零三年及二零零四年十二月三十一日止各年度的已發行股份之加權平均數1,888,664,000股、1,944,096,000股及1,996,230,000股計算。

截至二零零四年十二月三十一日止年度之每股攤薄盈利之計算如下：

	港幣千元
用以計算每股基本盈利之溢利	234,323
具攤薄作用之潛在普通股之影響：	
可換股債券之利息，除稅	2,675
未攤銷之可換股債券發行費用，除稅	(11,464)
用以計算每股攤薄盈利之溢利	225,534

	股份數目
用以計算每股基本盈利之股份加權平均數	1,996,230,000
具攤薄作用之潛在普通股之影響：	
可換股債券	265,522,000
認股權	17,563,000
用以計算每股攤薄盈利之股份加權平均數	2,279,315,000

截至二零零二年及二零零三年十二月三十一日止各年度之每股攤薄盈利並無呈列，因於二零零二年及二零零三年十二月三十一日尚未行使之認股權對每股盈利並沒有攤薄之影響。

15. 物業、機器及設備

	租約土地及樓房 港幣千元	投資物業 港幣千元	廠場機器 港幣千元	其他資產 港幣千元	總額 港幣千元
嘉華國際集團					
成本或估值					
二零零一年十二月三十一日	415,562	282,705	605,762	237,103	1,541,132
添置	12,459	44,336	36,537	70,826	164,158
出售	(626)	—	(32,389)	(23,536)	(56,551)
重新分類	(2,516)	—	11,808	(9,292)	—
重估虧損	—	(6,066)	—	—	(6,066)
二零零二年十二月三十一日	424,879	320,975	621,718	275,101	1,642,673
添置	5,246	—	65,723	62,743	133,712
出售	(5,845)	—	(18,918)	(20,543)	(45,306)
重估虧損	—	(12,071)	—	—	(12,071)
二零零三年十二月三十一日	424,280	308,904	668,523	317,301	1,719,008
添置	19,624	—	42,448	9,293	71,365
出售	—	—	(10,588)	(14,150)	(24,738)
重新分類	(27,940)	27,940	—	—	—
重估虧損	—	(10,046)	—	—	(10,046)
二零零四年十二月三十一日	415,964	326,798	700,383	312,444	1,755,589
累計折舊					
二零零一年十二月三十一日	46,308	—	341,941	164,273	552,522
本年折舊	7,689	—	35,588	18,834	62,111
出售	(129)	—	(31,011)	(21,437)	(52,577)
重新分類	(918)	—	4,354	(3,436)	—
撥回額外準備	—	—	(11,303)	—	(11,303)
二零零二年十二月三十一日	52,950	—	339,569	158,234	550,753
本年折舊	8,042	—	37,926	23,312	69,280
出售	(1,247)	—	(17,072)	(18,902)	(37,221)
二零零三年十二月三十一日	59,745	—	360,423	162,644	582,812
本年折舊	9,162	—	42,782	27,609	79,553
出售	—	—	(6,492)	(11,167)	(17,659)
重新分類	(4,543)	4,543	—	—	—
重估虧損	—	(4,543)	—	—	(4,543)
二零零四年十二月三十一日	64,364	—	396,713	179,086	640,163
賬面淨值					
二零零二年十二月三十一日	371,929	320,975	282,149	116,867	1,091,920
二零零三年十二月三十一日	364,535	308,904	308,100	154,657	1,136,196
二零零四年十二月三十一日	351,600	326,798	303,670	133,358	1,115,426

15. 物業、機器及設備(續)

(a) 租約土地及樓房按成本或估值減折舊列賬，詳情見附註16。

海外之長期租約投資物業於二零零二年、二零零三年及二零零四年十二月三十一日分別由獨立專業測計師 CB Richard Ellis (Pte) Ltd. 採用公開市值基準重估為港幣100,975,000元、港幣93,904,000元及港幣86,298,000元。

海外之中期租約投資物業於二零零二年、二零零三年及二零零四年十二月三十一日分別由獨立專業測計師萊坊(香港)有限公司採用公開市值基準重估為港幣53,000,000元。

香港之長期租約投資物業於二零零二年、二零零三年及二零零四年十二月三十一日分別由獨立專業測計師第一太平戴維斯(香港)有限公司採用公開市值基準重估為港幣125,000,000元、港幣120,000,000元及港幣122,000,000元。

香港之中期租約投資物業於二零零二年、二零零三年及二零零四年十二月三十一日分別由獨立專業估值師威格斯資產評估顧問有限公司採用公開市值基準重估為港幣42,000,000元、港幣42,000,000元及港幣65,500,000元。

(b) 於二零零二年、二零零三年及二零零四年十二月三十一日分別為賬面值港幣225,975,000元、港幣266,904,000元及港幣261,298,000元的投資物業及賬面值港幣295,904,000元、港幣290,082,000元及港幣284,260,000元的租約土地及樓房分別已抵押予銀行作為嘉華國際集團信貸的擔保。

(c) 其他資產包括躉船、傢俬及設備、租賃物業裝修及汽車。

(d) 除上文(a)所述之物業外，其他資產乃按成本列賬。

16. 租約土地及樓房

	二零零二年	二零零三年	二零零四年
	港幣千元	港幣千元	港幣千元
嘉華國際集團			
位於香港			
長期租約	113,741	113,741	113,741
中期租約	278,996	278,997	251,057
	392,737	392,738	364,798
位於海外			
長期租約	5,847	2,495	2,495
中期租約	26,295	29,047	48,671
	32,142	31,542	51,166
	424,879	424,280	415,964

於二零零二年、二零零三年及二零零四年十二月三十一日，分別為港幣250,062,000元、港幣250,062,000元及港幣222,122,000元之香港中期租約土地及樓房於一九九零年三月三十一日由獨立專業測計師仲量聯行有限公司採用公開市值基準作出重估。根據香港會計實務準則第17號「物業、機器及設備」第80段，嘉華國際集團日後無需重估此等物業。假若此等物業以成本值列賬，則其賬面值於二零零二年、二零零三年及二零零四年十二月三十一日分別為港幣166,955,000元、港幣163,203,000元及港幣158,973,000元。所有其他物業按成本列賬。

17. 附屬公司

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
嘉華國際			
非上市股份，成本值	259,561	259,561	259,561
應收貸款	828,000	586,000	300,000
應收賬款	1,801,671	1,855,825	1,734,970
	2,889,232	2,701,386	2,294,531

應收貸款為無抵押及無固定還款期，但須依據當時之市場利率收取利息。應收賬款為無抵押、免息及無固定還款期。

董事會認為對嘉華國際集團業績或資產淨值有重大影響之附屬公司，資料詳見附註37(a)。

18. 共同控制實體

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
嘉華國際集團			
所佔之資產淨值	112,259	194,638	489,739
應收貸款	334,489	246,848	21,336
應收賬款	89,960	95,544	133,901
應付賬款	—	—	(204,500)
	536,708	537,030	440,476

應收貸款為無抵押及無固定還款期，但須依據當時之市場利率收取利息。於二零零四年十二月三十一日，應收賬款額港幣42,705,000元（其中港幣5,645,000元為已抵押）須依據當時之市場利率收取利息及有固定還款期。其餘應收賬款為無抵押、免息及無固定還款期。應付賬款為無抵押、免息及無固定還款期。

應佔共同控制實體業績包括年內確認物業發展項目所得溢利為港幣156,565,000元（二零零三年：港幣27,282,000元；二零零二年：虧損港幣7,000元），其營業額及除稅後溢利分別為港幣1,660,086,000元（二零零三年：港幣1,401,528,000元；二零零二年：無），以及港幣626,260,000元（二零零三年：港幣109,132,000元；二零零二年：虧損港幣28,000元）。

董事會認為對嘉華國際集團業績或資產淨值有重大影響之共同控制實體，資料詳見附註37(b)。

19. 聯營公司

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
嘉華國際集團			
所佔之資產淨額	15,244	16,098	18,650

董事會認為對嘉華國際集團業績或資產淨值有重大影響之聯營公司，資料詳見附註37(c)。

20. 其他非流動資產

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
嘉華國際集團			
遞延支出			
清除表土費用	111,564	114,366	99,679
石礦場發展費用	11,452	13,421	14,073
可換股債券之發行費用	—	—	13,896
	123,016	127,787	127,648
遞延應收賬款(附註(a))	11,020	8,147	6,707
按揭貸款(附註(b))	62,517	192,500	18,168
長期投資			
於香港上市	2,487	2,487	972
非上市	104,451	102,306	151,403
	303,491	433,227	304,898
上市長期投資市值	1,346	736	708

(a) 遞延應收賬款為借予承包商款項，墊款由承包者之資產作抵押，並以現行市場之利率計息。墊款須每月分期歸還直至二零零九年止。遞延應收賬款之現期部份已包括在其他應收賬款內。

(b) 按揭貸款是借予購買嘉華國際集團物業之買方及以物業作第二抵押之擔保。按揭貸款之現期部份，已包括於其他應收賬款內。

21. 發展物業

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
嘉華國際集團			
已落成	1,075,233	352,355	228,325
興建中，成本減撥備	2,414,926	2,166,987	4,333,525
成本減撥備	3,490,159	2,519,342	4,561,850

22. 存貨

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
嘉華國際集團			
石料及沙	7,653	24,820	36,959
混凝土管筒及磚	4,952	8,723	16,762
水泥	6,598	4,813	8,750
零件	19,857	22,861	22,620
雜項存貨	3,565	7,499	8,084
	42,625	68,716	93,175

於二零零二年、二零零三年及二零零四年十二月三十一日，以可變現淨值列賬之存貨賬面值分別合共港幣1,572,000元、港幣1,809,000元及港幣3,550,000元。

23. 應收賬款及預付款

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
嘉華國際集團			
貿易應收賬款	358,434	379,975	471,934
其他應收賬款	108,001	134,847	130,293
預付款	55,155	39,662	63,133
	521,590	554,484	665,360
嘉華國際			
預付款	630	729	270

嘉華國際集團實行之信貸政策依從當地有關行業之標準。給予在香港之客戶之信用期限平均一般為30天至60天，而在中國內地之客戶為120天至180天。此政策由管理層作定期檢討。

下列為嘉華國際集團之貿易應收賬款依發票日期計算及扣除呆壞賬撥備後之賬齡分析：

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
1個月內	162,881	148,678	135,270
2個月至3個月	131,538	151,263	157,988
4個月至6個月	50,709	57,813	89,423
6個月以上	13,306	22,221	89,253
	358,434	379,975	471,934

24. 其他投資

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
嘉華國際集團			
香港上市證券投資，以市值計	10,200	29,352	44,547
非上市投資	52,204	52,204	—
	62,404	81,556	44,547

25. 現金及銀行結餘

嘉華國際集團於二零零二年、二零零三年及二零零四年十二月三十一日的現金及銀行結餘中分別包括港幣206,147,000元、港幣146,628,000元及港幣24,476,000元，只在若干情況下，予以質押或用於指定用途。

26. 應付賬款及應計費用

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
嘉華國際集團			
貿易應付賬款	322,106	296,370	300,403
其他應付賬款	87,683	86,948	78,456
營運應計費用	102,017	95,806	102,701
已收按金	11,699	14,531	28,872
	523,505	493,655	510,432
嘉華國際			
其他應付賬款	1,615	1,673	1,547
營運應計費用	1,763	198	181
	3,378	1,871	1,728

嘉華國際集團之貿易應付賬款依發票日期計算之賬齡分析如下：

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
1個月內	174,554	234,086	186,800
2個月至3個月	124,735	39,129	63,237
4個月至6個月	9,324	9,661	26,502
6個月以上	13,493	13,494	23,864
	322,106	296,370	300,403

27. 股本

	每股面值港幣一角之普通股	港幣千元
法定：		
於二零零一年、二零零二年及二零零三年十二月三十一日	3,888,000,000	388,800
二零零四年內增加	1,112,000,000	111,200
於二零零四年十二月三十一日	5,000,000,000	500,000
發行及繳足：		
於二零零一年十二月三十一日	1,870,745,070	187,075
行使認股權	5,041,000	504
發行以股代息股份	43,759,361	4,376
於二零零二年十二月三十一日	1,919,545,431	191,955
行使認股權	2,378,000	238
發行以股代息股份	56,045,317	5,604
於二零零三年十二月三十一日	1,977,968,748	197,797
行使認股權	6,875,000	687
發行以股代息股份	30,800,990	3,080
於二零零四年十二月三十一日	2,015,644,738	201,564

按照二零零四年五月三十一日通過之特別決議案，嘉華國際增加每股面值港幣一角之普通股1,112,000,000股，將法定普通股股本由港幣388,800,000元增加至港幣500,000,000元。

28. 認股權計劃

按照嘉華國際之認股權計劃，可認購嘉華國際普通股之認股權已授予選定之行政人員。根據認股權計劃，認股權將授予嘉華國際或其聯屬公司之董事、高級行政人員或僱員及其他合資格承授人。每宗授出之認股權均收取港幣一元正為代價。董事會決定可根據認股權認購股份之期限，但該段期間不得超逾認股權授出日期起計十年。

本年度尚未行使之認股權數目變動如下：

	二零零二年	二零零三年	二零零四年
年初	22,582,000	17,541,000	39,767,000
授出（附註(a)）	—	24,754,000	—
已行使（附註(b)）	(5,041,000)	(2,528,000)	(6,725,000)
已失效（附註(c)）	—	—	(5,211,000)
年末（附註(d)）	17,541,000	39,767,000	27,831,000

28. 認股權計劃(續)

(a) 授出之認股權

於二零零三年二月二十八日及二零零三年十二月二十九日，授出可認購17,754,000及7,000,000股之認股權，行使價分別為港幣0.72元及港幣1.30元，並將於二零一三年二月二十八日及二零一三年十二月二十九日屆滿。授出之認股權已收代價為港幣65元。

(b) 已行使認股權

行使日期	行使價 港幣	發行股份數目
二零零二年二月	0.3600	1,170,000
二零零二年四月	0.3600	1,654,000
二零零二年四月	0.5586	1,130,000
二零零二年五月	0.3600	237,000
二零零二年五月	0.5586	700,000
二零零二年六月	0.3600	150,000
二零零二年發行股數		5,041,000
二零零三年一月	0.3600	200,000
二零零三年一月	0.5586	133,000
二零零三年三月	0.3600	550,000
二零零三年四月	0.5586	160,000
二零零三年九月	0.3600	100,000
二零零三年十月	0.3600	435,000
二零零三年十月	0.5586	400,000
二零零三年十月	0.7200	300,000
二零零三年十二月	0.5586	100,000
二零零三年發行股數		2,378,000
二零零三年十二月(附註)	0.5586	150,000
二零零三年行使認股權數目		2,528,000

附註：股份於二零零四年一月十九日配發。

28. 認股權計劃(續)

(b) 已行使認股權(續)

行使日期	行使價 港幣	發行股份數目
二零零四年一月	0.3600	870,000
二零零四年一月	0.5586	500,000
二零零四年三月	0.7200	1,637,000
二零零四年四月	0.7200	388,000
二零零四年五月	0.3600	370,000
二零零四年五月	0.5586	240,000
二零零四年五月	0.7200	426,000
二零零四年九月	0.7200	529,000
二零零四年十月	1.3000	500,000
二零零四年十一月	0.7200	264,000
二零零四年十一月	1.3000	500,000
二零零四年十二月	0.7200	501,000
二零零四年行使認股權數目		6,725,000
二零零三年十二月(附註)	0.5586	150,000
二零零四年發行股數		6,875,000

附註：認股權於二零零三年十二月三十一日行使但股份於二零零四年一月十九日配發。

(c) 已失效之認股權

二零零二年及二零零三年內並無已失效之認股權。

行使期限	行使價 港幣	認股權數目 二零零四年
一九九九年五月二十日至二零零八年五月十九日	0.5586	2,111,000
二零零零年十二月三十日至二零零九年十二月二十九日	0.3600	2,004,000
二零零四年三月一日至二零一三年二月二十八日	0.7200	1,096,000
二零零四年內已失效之認股權		5,211,000

28. 認股權計劃(續)

(d) 尚未行使之認股權

行使期限	行使價	認股權數目 二零零二年	二零零三年	二零零四年
	港幣			
董事				
一九九九年五月二十日至二零零八年五月十九日	0.5586	3,400,000	3,400,000	3,100,000
二零零零年十二月三十日至二零零九年十二月二十九日	0.3600	4,790,000	4,790,000	3,920,000
二零零四年三月一日至二零一三年二月二十八日	0.7200	—	7,691,000	7,691,000
僱員及其他				
一九九九年五月二十日至二零零八年五月十九日	0.5586	4,122,000	3,179,000	628,000
二零零零年十二月三十日至二零零九年十二月二十九日	0.3600	5,229,000	3,944,000	1,570,000
二零零四年三月一日至二零一三年二月二十八日	0.7200	—	9,763,000	4,922,000
二零零三年十二月三十日至二零一三年十二月二十九日	1.3000	—	7,000,000	6,000,000
		17,541,000	39,767,000	27,831,000

29. 儲備

	股份溢價 港幣千元	盈餘貢獻 港幣千元	股本贖回儲備 港幣千元	資本儲備 港幣千元	房地產重估儲備 港幣千元	盈餘儲備 港幣千元	總額 港幣千元
嘉華國際集團							
二零零一年十二月三十一日	816,896	99,089	13	34,188	68,037	1,145,120	2,163,343
兌滙率調整	—	—	—	—	—	1,231	1,231
發行股份溢價	1,674	—	—	—	—	—	1,674
發行代息股份	(4,376)	—	—	—	—	—	(4,376)
發行代息股份所產生之儲備	—	—	—	—	—	26,250	26,250
本年度溢利	—	—	—	—	—	102,334	102,334
二零零一年末期股息	—	—	—	—	—	(37,513)	(37,513)
二零零二年中期股息	—	—	—	—	—	(18,964)	(18,964)
二零零二年十二月三十一日	814,194	99,089	13	34,188	68,037	1,218,458	2,233,979
兌滙率調整	—	—	—	—	—	(1,030)	(1,030)
發行股份溢價	883	—	—	—	—	—	883
發行代息股份	(5,604)	—	—	—	—	—	(5,604)
發行代息股份所產生之儲備	—	—	—	—	—	43,324	43,324
本年度溢利	—	—	—	—	—	120,380	120,380
二零零二年末期股息	—	—	—	—	—	(38,412)	(38,412)
二零零三年中期股息	—	—	—	—	—	(19,630)	(19,630)
二零零三年十二月三十一日	809,473	99,089	13	34,188	68,037	1,323,090	2,333,890
兌滙率調整	—	—	—	—	—	1,042	1,042
發行股份溢價	4,253	—	—	—	—	—	4,253
發行代息股份	(3,080)	—	—	—	—	—	(3,080)
發行代息股份所產生之儲備	—	—	—	—	—	39,081	39,081
本年度溢利	—	—	—	—	—	234,323	234,323
二零零三年末期股息	—	—	—	—	—	(39,643)	(39,643)
二零零四年中期股息	—	—	—	—	—	(40,195)	(40,195)
二零零四年十二月三十一日	810,646	99,089	13	34,188	68,037	1,517,698	2,529,671

29. 儲備（續）

	股份溢價	盈餘貢獻	股本贖回儲備	資本儲備	房地產重估儲備	盈餘儲備	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
嘉華國際集團							
保留於：							
嘉華國際及附屬公司	814,194	99,089	13	34,188	68,037	1,235,809	2,251,330
共同控制實體	—	—	—	—	—	(34,945)	(34,945)
聯營公司	—	—	—	—	—	17,594	17,594
於二零零二年十二月三十一日	814,194	99,089	13	34,188	68,037	1,218,458	2,233,979
嘉華國際及附屬公司	809,473	99,089	13	34,188	68,037	1,295,697	2,306,497
共同控制實體	—	—	—	—	—	8,929	8,929
聯營公司	—	—	—	—	—	18,464	18,464
於二零零三年十二月三十一日	809,473	99,089	13	34,188	68,037	1,323,090	2,333,890
嘉華國際及附屬公司	810,646	99,089	13	34,188	68,037	1,292,941	2,304,914
共同控制實體	—	—	—	—	—	203,741	203,741
聯營公司	—	—	—	—	—	21,016	21,016
於二零零四年十二月三十一日	810,646	99,089	13	34,188	68,037	1,517,698	2,529,671

29. 儲備(續)

	股份溢價 港幣千元	盈餘貢獻 港幣千元	股本 贖回儲備 港幣千元	盈餘儲備 港幣千元	總額 港幣千元
嘉華國際					
二零零一年十二月三十一日	816,896	213,560	13	818,056	1,848,525
發行股份溢價	1,674	—	—	—	1,674
發行代息股份	(4,376)	—	—	—	(4,376)
發行代息股份所產生之儲備	—	—	—	26,250	26,250
本年度溢利	—	—	—	79,158	79,158
二零零一年末期股息	—	—	—	(37,513)	(37,513)
二零零二年中期股息	—	—	—	(18,964)	(18,964)
二零零二年十二月三十一日	814,194	213,560	13	866,987	1,894,754
發行股份溢價	883	—	—	—	883
發行代息股份	(5,604)	—	—	—	(5,604)
發行代息股份所產生之儲備	—	—	—	43,324	43,324
本年度溢利	—	—	—	69,377	69,377
二零零二年末期股息	—	—	—	(38,412)	(38,412)
二零零三年中期股息	—	—	—	(19,630)	(19,630)
二零零三年十二月三十一日	809,473	213,560	13	921,646	1,944,692
發行股份溢價	4,253	—	—	—	4,253
發行代息股份	(3,080)	—	—	—	(3,080)
發行代息股份所產生之儲備	—	—	—	39,081	39,081
本年度溢利	—	—	—	88,371	88,371
二零零三年末期股息	—	—	—	(39,643)	(39,643)
二零零四年中期股息	—	—	—	(40,195)	(40,195)
二零零四年十二月三十一日	810,646	213,560	13	969,260	1,993,479

根據百慕達一九八一年公司法(經修訂),於二零零二年、二零零三年及二零零四年十二月三十一日,嘉華國際之可分派儲備分別為港幣1,080,547,000元、港幣1,135,206,000元及港幣1,182,820,000元。

30. 長期負債

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
嘉華國際集團			
銀行借款			
有抵押	1,330,417	707,332	1,874,622
無抵押	1,163,968	750,930	744,736
	2,494,385	1,458,262	2,619,358
可換股債券(附註(a))	—	—	864,260
	2,494,385	1,458,262	3,483,618
列為流動負債之現期部份	(693,469)	(156,078)	(808,409)
	1,800,916	1,302,184	2,675,209
銀行借款還款期如下：			
一年內	693,469	156,078	808,409
一年至二年	756,206	735,969	636,537
二年至五年	1,044,710	566,215	1,174,412
	2,494,385	1,458,262	2,619,358

(a) 嘉華國際集團於二零零四年三月按面值發行一批面值港幣864,260,000元、已在盧森堡證券交易所上市之可換股債券。該債券附有年利息0.5%，並可於二零零四年四月二十三日至二零零九年三月八日內，按初步換股價每股港幣2.25元(可予調整)轉換為嘉華國際已發行股本中每股面值港幣0.10元之新普通股，惟嘉華國際集團有權選擇以現金支付代替股份。除非事前已贖回或轉換，否則該等債券於二零零九年三月二十三日到期並以本金額之91.49%贖回。此外，嘉華國際集團可於二零零五年四月六日後任何時間但於二零零九年三月二十三日前，在若干特定情況下按固定贖回價格贖回全部或部份債券。

於二零零五年六月二十四日，港幣710,300,000元的可換股債券已轉換為315,700,000股嘉華國際之普通股。

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
嘉華國際			
無抵押銀行借款	740,000	508,000	420,000
列為流動負債之現期部份	(90,000)	(53,000)	(395,000)
	650,000	455,000	25,000
銀行借款還款期如下：			
一年內	90,000	53,000	395,000
一年至二年	245,000	430,000	25,000
二年至五年	405,000	25,000	—
	740,000	508,000	420,000

31. 其他非流動負債

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
嘉華國際集團			
遞延稅項(附註(a))	87,968	88,365	81,474
負商譽(附註(b))	1,400	768	136
	89,368	89,133	81,610

(a) 遞延稅項

遞延稅項根據負債法採用嘉華國際集團營運國家之適用稅率就短期時差全數計算。

當有法定權利可將現有稅項資產與現有稅項負債抵銷而遞延稅項涉及同一機關，則可將遞延稅項資產與遞延稅項負債互相抵銷。經計入適當抵銷後，以上負債在綜合資產負債表內列賬。

年內嘉華國際集團遞延稅項資產及負債之變動如下：

	遞延稅項資產		遞延稅項負債		
	稅務虧損 港幣千元	其他 港幣千元	加速折舊免稅額 港幣千元	其他 港幣千元	總數 港幣千元
於二零零一年十二月三十一日	(21,242)	(937)	42,104	66,667	86,592
在損益賬扣除／(計入)	(2,927)	308	(74)	4,069	1,376
於二零零二年十二月三十一日	(24,169)	(629)	42,030	70,736	87,968
在損益賬扣除／(計入)	(5,257)	(191)	2,577	3,268	397
於二零零三年十二月三十一日	(29,426)	(820)	44,607	74,004	88,365
在損益賬扣除／(計入)	3,847	820	(4,426)	(7,132)	(6,891)
於二零零四年十二月三十一日	(25,579)	—	40,181	66,872	81,474

於二零零二年、二零零三年及二零零四年十二月三十一日，未用稅損及其他短期時差分別合共港幣359,526,000元、港幣458,618,000元及港幣473,388,000元產生之遞延稅項資產港幣61,733,000元、港幣84,553,000元及港幣87,692,000元並無在財務報表中確認。於二零零二年、二零零三年及二零零四年十二月三十一日，未用稅損分別港幣307,356,000元、港幣401,421,000元及港幣419,670,000元並無到期日，而其餘將於二零一零年或以前之多個日期到期。

31. 其他非流動負債(續)

(b) 負商譽

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
嘉華國際集團			
年初及年末成本值	2,663	2,663	2,663
累計攤銷	(1,263)	(1,895)	(2,527)
年末	1,400	768	136

32. 綜合現金流量表附註

(a) 經營溢利與(用於)／來自經營業務之現金對賬表

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
經營溢利	138,322	145,521	68,952
折舊費用	62,111	69,280	79,553
遞延支出攤銷	14,879	15,675	20,632
出售上市證券投資之(溢利)／虧損	(103)	(2,372)	2,893
出售非上市投資虧損	—	—	7,800
出售聯營公司之虧損	12,658	—	—
上市證券投資未變現收益	(950)	(16,032)	(15,195)
長期投資減值	561	2,145	2,880
利息收入	(10,864)	(16,169)	(15,357)
撥作興建中物業成本之利息	65,685	34,396	42,816
上市證券投資所得股息	(856)	(1,476)	(1,807)
出售物業、機器及設備(溢利)／虧損	(343)	1,349	1,206
負商譽之攤銷	(631)	(632)	(632)
發展物業減值準備撥回	(7,726)	(8,478)	—
投資物業重估減值	6,066	12,071	5,503
被視為出售附屬公司之虧損	—	—	10,501
撥回機器及設備額外準備	(11,303)	—	—
營運資產變動前之經營溢利	267,506	235,278	209,745
發展物業(增加)／減少	(543,328)	979,295	(2,042,508)
存貨減少／(增加)	20,454	(26,091)	(24,459)
應收賬款及預付款減少／(增加)	58,923	(32,894)	(110,876)
按揭貸款賬款(增加)／減少	(40,576)	(129,983)	174,332
應付賬款及應計費用增加／(減少)	30,520	(29,850)	20,717
(用於)／來自經營業務之現金	(206,501)	995,755	(1,773,049)

32. 綜合現金流量表附註(續)

(b) 融資變動分析

	股本及股份溢價 港幣千元	少數股東權益 港幣千元	借款及財務租約承擔 港幣千元	總額 港幣千元
二零零一年十二月三十一日	1,003,971	1,037,218	2,060,504	4,101,693
來自融資之現金流入	2,178	7,814	582,787	592,779
滙率變動之影響	—	(57)	—	(57)
少數股東應佔溢利	—	22,810	—	22,810
二零零二年十二月三十一日	1,006,149	1,067,785	2,643,291	4,717,225
來自融資之現金流入／(流出)	1,121	(151)	(1,008,045)	(1,007,075)
滙率變動之影響	—	(774)	—	(774)
少數股東應佔溢利	—	17,009	—	17,009
二零零三年十二月三十一日	1,007,270	1,083,869	1,635,246	3,726,385
來自融資之現金流入	4,940	31,036	1,884,505	1,920,481
增加權益	—	10,501	—	10,501
滙率變動之影響	—	742	—	742
少數股東應佔溢利	—	21,117	—	21,117
二零零四年十二月三十一日	1,012,210	1,147,265	3,519,751	5,679,226

33. 承擔

(a) 已簽約但未撥備

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
嘉華國際集團			
物業發展支出承擔	699,684	935,850	969,302
資本支出承擔	53,616	51,339	75,198
分擔共同控制實體之物業發展支出承擔	197,691	185,168	—

(b) 經營租約承擔

根據土地及樓房之不可撤銷經營租約而須於下列期間支付之最低租金費用如下：

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
嘉華國際集團			
第一年內	8,199	7,339	7,497
第二至第五年內	24,517	23,743	24,843
五年後	38,564	30,638	22,696
	71,280	61,720	55,036

34. 經營租約收入

根據土地及樓房之不可撤銷經營租約而可於下列期間收取之未來最低租金收入如下：

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
嘉華國際集團			
第一年內	28,815	26,409	68,883
第二至五年內	55,006	47,350	165,595
五年後	53,878	32,715	21,720
	137,699	106,474	256,198

35. 或然負債

嘉華國際已就若干附屬公司取得之信貸額港幣3,844,074,000元(二零零二年：港幣2,136,836,000元；二零零三年：港幣1,505,277,000元)向銀行及財務機構出具擔保。已動用之信貸額為港幣1,903,793,000元(二零零二年：港幣1,389,943,000元；二零零三年：港幣766,554,000元)。

於二零零二年十二月三十一日，嘉華國際已就一共同控制實體取得之信貸額港幣203,500,000元向銀行及財務機構出具擔保，其中已動用之信貸額為港幣68,750,000元。

於二零零四年十二月三十一日，嘉華國際就一附屬公司發行港幣864,000,000元之可換股債券，向債券持有人出具擔保。

於二零零二年、二零零三年及二零零四年十二月三十一日，嘉華國際就一附屬公司與香港特別行政區政府之履行合約承擔向香港特別行政區政府出具擔保。

36. 有關連人士交易

除於財務報表其他章節所披露外，於有關期間嘉華國際集團與有關連人士進行之重大交易摘錄如下：

(a) 截至二零零二年、二零零三年及二零零四年十二月三十一日止各年度，出售石料予一聯營公司分別合計為港幣26,585,000元、港幣16,375,000元及港幣18,640,000元，該項交易是按不低於向嘉華國際集團其他第三方顧客所訂立之價格及條款進行。

(b) 截至二零零二年、二零零三年及二零零四年十二月三十一日止各年度，根據各方之租務協議條款收取一聯營公司租金為港幣9,971,000元、港幣9,691,000元及港幣9,737,000元。

(c) 於二零零二年七月二十二日，持有66%權益之附屬公司輝亨有限公司向全資附屬公司 Great Place Developments Limited 批出港幣330,000,000元之有擔保無抵押循環備用貸款。貸款年息率為三個月香港銀行同業拆息加2.38厘，備用貸款年期為三年，並可延期一或兩年。截至二零零二年、二零零三年及二零零四年十二月三十一日止各年度，已動用之最高貸款額為港幣50,000,000元、港幣219,000,000元及港幣70,000,000元。

37. 主要附屬公司、共同控制實體及聯營公司

(a) 附屬公司

公司名稱	主要經營地區	發行股本／註冊資本 普通股股數	無投票權遞延股股數	每股面值	嘉華國際集團持有股權百分比	主要業務
嘉華國際直接全資擁有在英屬處女群島註冊成立						
				美元		
Sutimar Enterprises Limited	香港	100	—	1	100	投資控股
嘉華國際間接持有在香港註冊成立						
				港元		
百利昌有限公司	香港	3,000,000	—	1	66	銷售及分銷混凝土管筒
彩都發展有限公司	香港	2	—	1	100	物業發展
輝亨有限公司	香港	2	—	1	66	提供財務服務
Chelsfield Limited	香港	2,111,192	—	10	66	投資控股
志惠有限公司	香港	1,000	—	1	65	投資控股
華繼有限公司	新加坡	1,000	—	10	100	物業投資及發展
華中企業有限公司	香港	5,000,000	—	1	100	投資控股
城輝亞洲有限公司	香港	10	—	1	66	投資控股
彩虹日國際有限公司	香港	2	—	1	100	投資控股
Construction Materials Limited	香港	30,000	—	10	66	經銷石料
Doran (Hong Kong) Limited	香港	1,000	—	10	66	銷售及分銷混凝土管筒
Friendly Star Company Limited	香港	1,000	—	10	100	物業發展
迎豐有限公司	香港	2	—	1	100	物業發展
興威投資有限公司	廣州	2	—	1	100	投資控股及物業發展
輝礎有限公司	香港	2	—	1	100	投資控股
金達動力有限公司	香港	1	—	1	100	物業發展及投資控股
鉅樂有限公司	香港	2	—	1	100	投資控股
雄合有限公司	香港	2	—	1	100	物業發展
興弘有限公司	香港	2	—	1	100	物業投資
嘉華混凝土有限公司	香港	2	1,000	100	66	製造、銷售及分銷預拌混凝土
嘉華建材(香港)有限公司	香港	2	2	10	66	提供管理服務
嘉華建材有限公司	香港	1,296,475,563	—	0.1	66	投資控股
嘉華建築材料有限公司	香港	2	1,000	100	66	製造、銷售及分銷混凝土產品

37. 主要附屬公司、共同控制實體及聯營公司(續)

(a) 附屬公司(續)

公司名稱	主要經營地區	發行股本／註冊資本 普通股股數	無投票權遞延股股數	每股面值	嘉華國際集團持有股權百分比	主要業務
嘉華企業管理有限公司	香港	100	—	100	100	提供管理服務
嘉華材料有限公司	香港	28,080,002	—	1	66	貿易
嘉華房產投資有限公司	香港	1,000	—	10	100	投資控股
嘉華石礦有限公司	香港	2	100,000	100	66	經銷石料
嘉華石業(集團)有限公司	香港	439,463,724	—	0.2	100	投資控股
嘉華石業(珠海)有限公司	珠海	2	1,000	10	66	石礦採石
嘉華拓展有限公司	香港	2	2	10	66	貿易
嘉安石礦有限公司	香港	9,000,000	—	1	42	石礦採石
禮榮有限公司	香港	2	2	1	66	物業投資
兆途投資有限公司	香港	2	—	1	100	物業發展
匯達通有限公司	香港	2	—	1	66	投資控股
銘泰有限公司	香港	2	—	1	100	投資控股
富網有限公司	香港	2	—	1	100	物業發展
新財有限公司	香港	1	—	1	100	物業發展
東國有限公司	香港	1	—	1	100	物業發展
世源基業有限公司	香港	2	—	1	100	物業投資
佳越發展有限公司	香港	2	—	1	100	物業發展
寶力有限公司	香港	2	—	1	100	提供財務服務
貴通有限公司	香港	2	—	1	66	設備租賃
彩城有限公司	香港	2	—	1	66	投資控股
彩誌有限公司	香港	100	—	1	63	投資控股
彩域有限公司	香港	2	—	1	66	投資控股
星圓有限公司	香港	2	—	1	66	投資控股
Triconville Investments Limited	香港	10	—	1	66	投資控股
聯廣有限公司	香港	2	—	1	100	物業發展
宏途有限公司	香港	9,901,000	—	1	99.9	投資控股

37. **主要附屬公司、共同控制實體及聯營公司(續)**

(a) 附屬公司(續)

公司名稱	主要經營地區	發行股本 普通股股數	每股面值	嘉華國際集團持有股權百分比	主要業務
在日本註冊成立			日圓		
Asahi Kohatsu Corporation	日本	240	50,000	75	貿易
在英屬處女群島註冊成立			美元		
All Smart Profits Limited	香港	10	1	100	投資控股
Bestfull Profits Limited	香港	10	1	100	投資控股
Cyber Point Assets Limited	香港	10	1	100	投資控股
Eternal Profits International Limited	香港	10	1	66	物業投資
Fairlight Investments Limited	香港	10	1	66	投資控股
Greatest Smart Limited	香港	10	1	100	投資控股
High Regard Investments Limited	香港	20	1	66	投資控股
K. Wah International Finance Limited	香港	10	1	100	提供財務服務
Latent Developments Limited	香港	10	1	66	投資控股
Ontrack Developments Limited	香港	10	1	100	投資控股
Profit Access Investments Limited	香港	10	1	66	投資控股
Prosperous Fields Limited	香港	10	1	66	投資控股
Repton Developments Limited	香港	10	1	100	投資控股
Taksin Profits Limited	香港	17	1	66	投資控股
Top Ridge Management Limited	新加坡	10	1	100	物業投資
Woodland Assets Limited	香港	10	1	66	投資控股

37. 主要附屬公司、共同控制實體及聯營公司(續)

(a) 附屬公司(續)

公司名稱	主要經營地區	註冊資本	嘉華國際集團持有股權百分比	主要業務
在中國內地註冊成立				
外商獨資企業				
多倫建築制品(深圳)有限公司	深圳	港元10,000,000	66	製造、銷售及分銷混凝土管筒
廣州市嘉華花都置業有限公司	廣州	港元93,600,000	100	物業發展
嘉華(中國)投資有限公司	上海	美元30,000,000	100	投資控股
嘉華建設專業顧問(上海)有限公司	上海	美元525,000	100	提供顧問服務
嘉華建築制品(深圳)有限公司	深圳	美元1,290,000	66	製造、銷售及分銷混凝土管筒
嘉華咨詢(廣州)有限公司	廣州	港元1,560,000	66	提供管理服務
嘉華咨詢(上海)有限公司	上海	美元350,000	66	提供管理服務
嘉華石礦(湖州)有限公司	湖州	美元4,250,000	66	石礦採石
上海國廣房地產經營有限公司	上海	美元27,000,000	100	物業發展
上海嘉華青松混凝土有限公司	上海	美元2,420,000	66	製造、銷售及分銷預拌混凝土
深圳嘉華混凝土管樁有限公司	深圳	美元2,100,000	66	製造、銷售及分銷混凝土管樁
合作合營企業				
北京首嘉石業有限公司	北京	美元1,080,000	36	石礦採石
北京嘉華高強混凝土有限公司	北京	美元2,450,000	66	製造、銷售及分銷預拌混凝土
廣州匯城房地產開發有限公司	廣州	港元200,000,000	100	物業發展
惠東嘉華材料有限公司	惠東	美元2,800,000	66	石礦採石
南京嘉華混凝土有限公司	南京	美元1,330,000	66	製造、銷售及分銷預拌混凝土
上海北蔡混凝土有限公司	上海	人民幣31,500,000	66	製造、銷售及分銷預拌混凝土

37. 主要附屬公司、共同控制實體及聯營公司(續)

(a) 附屬公司(續)

公司名稱	主要經營地區	註冊資本	嘉華國際集團持有股權百分比	主要業務
上海嘉建混凝土有限公司	上海	人民幣17,400,000	39	製造、銷售及分銷預拌混凝土
上海嘉申混凝土有限公司	上海	人民幣4,400,000	66	製造、銷售及分銷預拌混凝土
上海嘉兆房地產開發經營有限公司	上海	美元24,000,000	100	物業發展
上海嘉華混凝土有限公司	上海	人民幣10,000,000	66	製造、銷售及分銷預拌混凝土及提供品質保證服務
上海嘉華管樁有限公司	上海	美元2,500,000	66	製造、銷售及分銷混凝土管樁
廣州市越華房地產發展有限公司	廣州	港元187,000,000	100	物業發展
合資經營企業				
上海嘉滙達房地產開發經營有限公司	上海	美元53,000,000	36	物業發展
上海港滙混凝土有限公司	上海	美元4,000,000	39	製造、銷售及分銷預拌混凝土
上海嘉富混凝土有限公司	上海	美元1,400,000	36	製造、銷售及分銷預拌混凝土
上海嘉港城房地產開發經營有限公司	上海	美元13,000,000	95	物業發展
上海嘉申房地產開發經營有限公司	上海	美元26,000,000	99	物業發展
上海信財混凝土有限公司	上海	美元2,100,000	65	製造、銷售及分銷預拌混凝土
在澳門註冊成立				
嘉華(澳門離岸商業服務)有限公司	澳門	澳門幣100,000	66	貿易

37. 主要附屬公司、共同控制實體及聯營公司(續)

(b) 共同控制實體

公司名稱	主要經營地區	發行股本 普通股股數	每股面值 港元	嘉華國際集團持有股權百分比	主要業務
在香港註冊成立					
海雲軒物業管理有限公司	香港	2	1	50	物業管理
金輝美國際有限公司	香港	2	1	25	物業發展
弘雄有限公司	香港	2	1	50	物業發展
高暐有限公司	香港	2	1	50	提供財務服務
在中國內地註冊成立		**註冊資本**			
安徽馬鋼嘉華新型建材有限公司	馬鞍山	美元4,290,000	不適用	20	製造、銷售及分銷礦渣
北京首鋼嘉華建材有限公司	北京	人民幣50,000,000	不適用	26	製造、銷售及分銷礦渣
廣東韶鋼嘉羊新型材料有限公司	韶關	美元6,000,000	不適用	23	製造、銷售及分銷礦渣
廣州市嘉華南方水泥有限公司	廣州	人民幣100,000,000	不適用	33	製造、銷售及分銷水泥
上海寶嘉混凝土有限公司	上海	美元4,000,000	不適用	33	製造、銷售及分銷預拌混凝土
馬鞍山馬鋼嘉華商品混凝土有限公司	馬鞍山	美元2,450,000	不適用	20	製造、銷售及分銷預拌混凝土
雲南昆鋼嘉華水泥建材有限公司	昆明	人民幣300,000,000	不適用	20	製造、銷售及分銷水泥及礦渣

(c) 聯營公司

公司名稱	主要經營地區	發行股本 普通股股數	每股面值 港元	嘉華國際集團持有股權百分比	主要業務
在香港註冊成立					
泰瑪士柏油香港有限公司	香港	1,100,000	10	13	製造、銷售及分銷與鋪蓋瀝青

III. 結算日後事項

(a) 於二零零五年一月三十一日，嘉華國際與上海寶鋼集團公司、三菱商事株式會社及東急不動產株式會社訂立合資合同，於上海成立一合資公司，該公司將名為「上海寶地置業有限公司」，嘉華國際集團將持有其41.5%權益。嘉華國際集團將於該合資公司注資港幣423,500,000元作為股本及費用。

(b) 於二零零五年三月十四日，嘉華建材旗下一間全資附屬公司 Canton Treasure Group Limited 訂立一項協議收購銀河的88.1%有投票權股份(附有97.9%經濟權益)，收購價合共港幣18,405,198,023元。收購價部分將會由嘉華建材發行每股作價港幣8元的1,840,519,798股嘉華建材新股支付，及部分以現金及／或將會由嘉華建材發行的無抵押定息票據港幣3,681,039,603元支付。完成收購須待多項先決條件達成後，方可作實，而於本報告日期，收購事項尚未完成。於收購事項完成後，嘉華建材將不再為附屬公司但會成為聯營公司。

(c) 於二零零五年四月二十一日，嘉華國際旗下一間全資附屬公司 Sutimar Enterprises Limited(「Sutimar」)同意向第三者承配人按每股作價港幣8元以現金配售146,000,000股嘉華建材股份。Sutimar 亦同意按每股作價港幣8元的相同價格以現金認購146,000,000股嘉華建材新股，而嘉華建材將承擔有關配售及認購的成本及費用。嘉華建材發行新股所得款淨額約為港幣1,136,800,000元。由於配售及認購，嘉華國際集團於嘉華建材的股權已由約65.7%減至約59.1%。

(d) 截至二零零五年六月二十四日，港幣710,300,000元之可換股債券(附註30)已按換股價每股港幣2.25元轉換為315,700,000股嘉華國際之普通股。

IV. 結算日後財務報表

嘉華國際或其附屬公司概無編製就有關二零零四年十二月三十一日以後任何期間之經審核財務報表。此外，嘉華國際或其附屬公司概無就有關二零零四年十二月三十一日以後任何期間宣派、作出或派付任何股息或分派。

此致

嘉華國際集團有限公司
列位董事　台照

羅兵咸永道會計師事務所
香港執業會計師
謹啟

二零零五年六月三十日

債項

於二零零五年四月三十日(即本通函刊行前就本債項聲明而言的最後實際可行日期)營業結束時，其餘嘉華國際集團有尚未償還借貸約港幣3,150,867,000元，包括銀行借款約港幣2,501,475,000元(其中已抵押銀行借款及無抵押銀行借款分別約為港幣1,986,117,000元及港幣515,358,000元)、於二零零九年三月二十三日到期的無抵押可換股債券港幣349,000,000元，及附屬公司少數股東無抵押借款約港幣300,392,000元。於二零零五年四月三十日，應償還數額合共如下：

	嘉華國際集團 港幣千元	嘉華建材集團 港幣千元	其餘嘉華國際集團 港幣千元
應償還銀行借款			
一年內	1,209,636	250,500	959,136
一年至二年	557,364	87,500	469,864
二年至五年	1,091,675	19,200	1,072,475
	2,858,675	357,200	2,501,475
應償還可換股債券			
二年至五年	349,000	—	349,000
附屬公司少數股東借款			
按要求應償還	390,051	89,659	300,392
	3,597,726	446,859	3,150,867

於二零零五年四月三十日，賬面值合共約港幣4,922,877,000元的投資物業、租賃土地及樓房、發展中待售物業及完成待作出售物業已抵押作為其餘嘉華國際集團的目前銀行信貸額擔保。上述各項物業及土地和樓房乃由其餘嘉華國際集團持有。

一間非上市被投資公司的一名股東就嘉華建材集團於中國內地的一間非上市被投資公司取得之銀行信貸額向銀行提供擔保，而嘉華建材一間全資附屬公司已就此提供為數港幣103,774,000元的個別反擔保。此項反擔保乃根據其就收購該非上市被投資公司的10%股權，而於二零零四年二月訂立的一份合營合同的經修訂協議作出。於二零零五年四月三十日，此等信貸額已全數動用。此筆反擔保額相當於該被投資公司獲授銀行信貸總額約6.6%，即較嘉華建材集團所佔該公司的股權比例為少。

除本通函所披露者及集團內公司間的負債外，於二零零五年四月三十日，其餘嘉華國際集團並無已發行及未償還或法定／以其他方式設立但未發行債務證券，亦無任何已抵押、無抵押、已擔保及無擔保的定期貸款、任何其他借款或屬借款性質的債項，包括銀行透支及承兌負債(不包括一般貿易票據)或承兌信貸或已抵押、無抵押、已擔保及無擔保的租購承擔、任何按揭及押記，任何或然負債或擔保。

外幣金額按二零零五年四月三十日營業結束時的滙率折算為港幣。

營運資金

經計入其餘嘉華國際集團的可供動用財務資源，包括內部產生的資金及可供動用銀行信貸額後，嘉華國際董事認為其餘嘉華國際集團將有充裕營運資金，以應付其餘嘉華國際集團目前需求，即本通函刊行日期起最少未來12個月。

經營業績回顧

截至二零零四年十二月三十一日止年度與截至二零零三年十二月三十一日止年度比較

嘉華國際集團截至二零零四年十二月三十一日止年度，營業額為港幣1,731,000,000元與截至二零零三年十二月三十一日止年度的港幣3,076,000,000元比較，下跌百分之四十四。

截至二零零四年十二月三十一日止年度，嘉華國際股東應佔溢利為港幣234,000,000元與截至二零零三年十二月三十一日止年度的港幣120,000,000元比較，上升百分之九十五。

嘉華國際集團營業額下降而嘉華國際股東應佔溢利卻上升一倍，乃因共同控制實體之出售物業溢利增加，而僅嘉華國際集團應佔之溢利列入損益表。

在年內，來自地產業務之貢獻表現出色，因香港整體經濟前景及地產市場氣氛改善，物業價格走勢持續上升。主要物業銷售項目為香港之海雲軒及朗逸峯。

在年內，嘉華國際集團經政府公開拍賣及市區重建局投標，購入沙田銅鑼灣山路及灣仔莊士敦道兩塊地皮，總建築面積分別約為24,000及19,000平方米。發展計劃現正進行中。預期兩個項目將分別於二零零七年及二零零八年落成及會為嘉華國際集團帶來良好貢獻。

在香港及中國內地持作銷售或投資的其他主要物業如下：

青山公路青龍頭段18A海雲軒（佔50%權益）

此為合營物業發展項目，嘉華國際集團佔50%權益，另外50%權益由信和集團持有。嘉華國際集團被委任為此發展物業之項目經理。

此物業傲立於釣魚灣畔、鄰近青馬橋及三號幹線，來往九龍及香港，快捷方便。該項發展為兩幢住宅大廈，共提供248個住宅單位及一間完善之住客會所，每戶均東南單向設計，並附設露台，飽覽青馬、汀九雙橋優美的全海景。

上蓋建築工程已完成，並於二零零四年九月取得入伙紙。所有單位接近全部售出。

荃灣荃錦公路108號朗逸峰（佔25%權益）

此乃合營物業發展項目，嘉華國際集團佔25%之權益。另外50%及25%權益分別由長江實業集團有限公司和信和集團持有。

此項目總樓面面積約為92,450平方米，供低密度住宅物業發展用途。上蓋建築工程已完成，並於二零零四年十一月取得入伙紙。所有單位共770個已全數售罄。長江集團被委任為此發展物業之項目經理。

上環永樂街嘉滙商業中心

此乃樓高24層之商業大廈，包括寫字樓及地鋪，樓面面積約3,900平方米。現持有作長線投資用途。此物業之出租率一直高企，為嘉華國際集團帶來穩定之租金收益。

土瓜灣炮仗街嘉景花園商場

此物業為一個面積約2,700平方米之商場，已於二零零五年一月出售。於二零零四年內出租，租金收益理想。

北角蜆殼街嘉昌商業中心

此物業為一幢樓高26層之商業大廈，現持有寫字樓樓面面積約1,900平方米作出售用途。此物業現正出租收取租金。有滿意之出租率。

上海大寧國際社區廣中路701號地塊（佔100%權益）

此項目已定名為慧芝湖花園，其總樓面面積約380,000平方米。慧芝湖花園設計高尚，配套完善，其設計概念取材於美國洛杉磯的 Westwood 社區。慧芝湖花園將分為三期發展，第一期總樓面面積約140,000平方米，建築工程已於二零零四年中展開，預計二零零六年完成，並已定於二零零五年上半年度推出預售。其餘兩期，總樓面面積分別約140,000平方米及100,000平方米，興建工程預計於二零零五年底及二零零六年相繼展開。

上海淮海中路上海嘉華中心（佔35.75%權益）

此為合營物業發展項目，嘉華國際集團佔35.75%權益，乃最大單一股東，餘下由上海廣電子股份有限公司持有30%，Tidefull Investment Limited 持有15.4%，上海徐房（集團）有限公司持有15%及 Nissho Iwai Hong Kong Corporation Ltd. 持有3.85%。集團為此發展物業之項目經理。

此項目位於上海市內環線、淮海路繁華商業中心區。由一幢高層甲級寫字樓及兩幢副樓組成，總樓面面積約69,000平方米。截至二零零四年底，主樓寫字樓的出租率（可出租面積總共約為64,500平方米）已達70%，並於二零零五年一月開始交付租戶使用。整體工程預計於二零零五年第一季竣工。

上海徐滙區建國西路68號A及B地塊（佔100%權益）

此項目為上海徐滙區舊城改造最後大型地塊之一，位處於上海傳統的高尚住宅區地段。為彰顯地段的歷史價值及體現罕有的市中心位置，本集團計畫將此項目發展為極具標誌性及富有濃厚法國色彩的住宅區，其總樓面面積約140,000平方米。拆遷工程正在進行中，預計整個項目在二零零七年完成。

上海靜安區嚴家宅三期地塊（佔99%權益）

此項目位於靜安區烏魯木齊北路，鄰近繁華的南京西路商業中心區。集團將興建總樓面面積約100,000平方米之優質住宅樓宇。由於該地塊由東向西伸延450米，設計上能達到戶戶朝南，保證每戶均面向南京西路商業區及遠眺延安高架，繁華景象可盡收眼底。拆遷工程正進行中，整個項目預計在二零零七年完成。

建材業務之營業額較去年有輕微增長，但嘉華國際股東應佔溢利較去年下跌約百分之十七。

截至二零零三年十二月三十一日止年度與截至二零零二年十二月三十一日止年度比較

嘉華國際集團截至二零零三年十二月三十一日止年度，營業額為港幣3,076,000,000元，與截至二零零二年十二月三十一日止年度的港幣2,135,000,000元比較，上升百分之四十四。

截至二零零三年十二月三十一日止年度，嘉華國際股東應佔溢利為港幣120,000,000元，與截至二零零二年十二月三十一日止年度的港幣102,000,000元比較，上升百分之十八。

本年內，香港經濟表現乏善足陳，尤其於二零零三年三月沙士爆發後，一般對香港零售銷售、住宅物業銷售及建築業有不利影響。

然而，因嘉華國際集團注重客戶需要策略，為用家提供「精緻質優、物有所值」的住宅物業，九龍塘嘉皇臺、馬鞍山嘉華星濤灣及荃灣朗逸峯的銷售受市場歡迎。地產業務銷售額約佔嘉華國際集團營業額約61%。

在建材業務方面，雖然在中國內地的新項目相繼投產令其對集團貢獻有所增加，但由於香港市場競爭持續激烈，引致建材業務之貢獻比去年減少百分之五十一。

截至二零零二年十二月三十一日止年度與截至二零零一年十二月三十一日止年度比較

截至二零零二年十二月三十一日止年度，嘉華國際集團營業額為港幣2,135,000,000元，與截至二零零一年十二月三十一日止年度的港幣2,275,000,000元比較，下降百分之六。

截至二零零二年十二月三十一日止年度，嘉華國際股東應佔溢利為港幣102,000,000元，與截至二零零一年十二月三十一日止年度的港幣100,000,000元比較，上升百分之二。

二零零二年的香港經濟仍處於長期調整中。雖然經濟情況疲弱，嘉華國際集團堅守發展優質物業的策略。

在二零零二年內，來自物業發展及銷售之貢獻比對二零零一年繼續增加。主要物業銷售項目為在香港之嘉悅半島、嘉華星濤灣及嘉皇臺，在上海之嘉園及在廣州之嘉和苑第三期。來自地產業務之銷售額約佔嘉華國際集團之營業額約百分之五十一。

在建材業務方面，市場競爭持續激烈，引致建材業務之貢獻比去年減少百分之五十九。

財務狀況檢討

1. 財務狀況

資金運用總額(定義為股東權益加少數股東權益及銀行借款及透支)由二零零三年十二月三十一日港幣5,300,000,000元,增至於二零零四年十二月三十一日港幣7,400,000,000元,增幅為百分之四十。

資金運用總額由二零零二年十二月三十一日港幣6,100,000,000元,減至二零零三年十二月三十一日港幣5,300,000,000元,減幅為百分之十三。

資金運用總額由二零零一年十二月三十一日港幣5,500,000,000元,增至二零零二年十二月三十一日港幣6,100,000,000元,增幅為百分之十一。

2. 流動資金、財務資源及負債比率

來自經營業務之現金流量

嘉華國際集團截至二零零二年十二月三十一日止年度,經營業務之現金流出淨額為港幣311,000,000元,截至二零零三年十二月三十一日止年度,經營業務之現金流入淨額為港幣944,000,000元及截至二零零四年十二月三十一日止年度,經營業務之現金流出淨額為港幣1,832,000,000元。

與二零零二年十二月三十一日比較,二零零三年現金流入量增加主要由於物業銷售之現金流入量增加。

與二零零三年十二月三十一日比較,二零零四年現金流出量增加主要由於香港項目的發展中物業現金流出量增加。

來自投資業務之現金流量

嘉華國際集團截至二零零二年及二零零三年十二月三十一日止年度投資業務之現金流出淨額分別為港幣226,000,000元及港幣85,000,000元,截至二零零四年十二月三十一日止年度投資業務之現金流入淨額為港幣231,000,000元。

與二零零二年十二月三十一日比較,二零零三年現金流出量減少,主要由於借給聯營公司及共同控制實體的新借款減少。

與二零零三年十二月三十一日比較,二零零四年現金流入量增加主要由於聯營公司及共同控制實體償還借款。

來自融資活動之現金流量

嘉華國際集團截至二零零二年十二月三十一日止年度,融資活動之現金流入淨額為港幣563,000,000元,截至二零零三年十二月三十一日止年度,融資活動之現金流出淨額為港幣1,022,000,000元,截至二零零四年十二月三十一日止年度融資活動之現金流入淨額為港幣1,863,000,000元。截至二零零二年十二月三十一日止年度之現金流入淨額主要為嘉華國際集團提取長期及短期銀行借款淨額港幣584,000,000元。

截至二零零三年十二月三十一日止年度之現金流出淨額主要為嘉華國際集團償還長期銀行借款淨額港幣1,036,000,000元。

截至二零零四年十二月三十一日止年度之現金流入淨額主要為嘉華國際集團提取長期及短期銀行借款淨額港幣1,020,000,000元及可換股債券所得款項淨額港幣848,000,000元。

現金及銀行結餘

嘉華國際集團現金及銀行結餘扣除短期銀行借款及透支後，在二零零四年十二月三十一日為港幣745,000,000元，在二零零三年十二月三十一日為港幣340,000,000元及在二零零二年十二月三十一日為港幣533,000,000元。

負債比率

在負債比率方面(比率計算定義為未償還之總借款額減去現金結餘後除以總資產額)，在二零零四年十二月三十一日為38%，在二零零三年十二月三十一日為21%及在二零零二年十二月三十一日為32%。

營運資金及流動資金

營運資金(即流動資產減流動負債)在二零零四年十二月三十一日為港幣4,756,000,000元、在二零零三年十二月三十一日為港幣2,884,000,000元及在二零零二年十二月三十一日為港幣3,437,000,000元。

嘉華國際集團流動資金穩健，有足夠現金及可供使用之銀行信貸額應付其承擔、營運資金需求及未來資產收購。承擔的定義為在香港及中國內地收購土地及相關發展及建造成本的尚未支付款項。

3. 庫務政策

嘉華國際集團管理外滙風險繼續以保守政策及以減低風險為目的。嘉華國際集團大部分借貸以港幣為基礎，並在認為適當及可行的時候，利用外幣掉期合約作風險對沖。在適當的情況下，嘉華國際集團亦利用利率掉期合約以避免因利率大幅波動時而影響嘉華國際集團之營運。嘉華國際集團並無投資於與嘉華國際集團財務無關之衍生工具。

4. 或然負債

嘉華國際已就若干附屬公司及共同控制實體取得之信貸額向銀行及財務機構出具擔保。

於二零零四年十二月三十一日，若干附屬公司取得的信貸額為港幣3,844,000,000元，已動用之信貸額為港幣1,904,000,000元。

於二零零三年十二月三十一日，若干附屬公司取得的信貸額為港幣1,505,000,000元。已動用之信貸額為港幣767,000,000元。

於二零零二年十二月三十一日，若干附屬公司及共同控制實體取得的信貸額分別為港幣2,137,000,000元及港幣204,000,000元。已動用之信貸額分別為港幣1,390,000,000元及港幣69,000,000元。

嘉華國際集團持有的物業權益

嘉華國際集團於二零零五年三月三十一日的物業權益已由獨立估值師進行估值。上述物業權益的有關函件全文、估值概要及估值證書乃載於本通函附錄八及九內。

下表列示於二零零四年十二月三十一日的經審核綜合財務報表，與二零零五年三月三十一日(估值的生效日期)的未經審核綜合管理賬目內物業權益的對賬：

	港幣千元	港幣千元
於二零零四年十二月三十一日的賬面淨值		5,240,248
截至二零零五年三月三十一日止三個月的變動		
添置		195,689
出售		(55,158)
折舊		(2,050)
已產生的發展成本		(639,155)
於二零零五年三月三十一日的賬面淨值		4,739,574
估值盈餘總額	4,093,863	
估值虧損總額	(49,427)	
估值盈餘淨額		4,044,436
於二零零五年三月三十一日的估值(見附註)：		8,784,010

附註：

港幣8,784,010,000元乃以下各項相加計算：

(1) 根據本通函第370頁估值報告所載，嘉華國際集團物業的估值為港幣166,386,600元。

(2) 根據本通函第381頁估值報告所載，嘉華國際集團物業的估值為港幣1,412,730,000元。

(3) 根據本通函第393頁估值報告所載，嘉華國際集團物業的估值為港幣298,970,000元。

(4) 根據本通函第402頁估值報告所載，嘉華國際集團物業的估值為港幣830,150,000元。

(5) 根據本通函第415頁估值報告所載，嘉華國際集團物業的估值為港幣1,977,000,000元。

(6) 根據本通函第421頁估值報告所載，嘉華國際集團物業的估值為港幣8,018,868元。

(7) 根據本通函第428頁估值報告所載，嘉華國際集團物業的估值為港幣1,700,000,000元。

(8) 根據本通函第438頁估值報告所載，嘉華國際集團物業的估值為港幣808,490,566元。

(9) 根據本通函第447頁估值報告所載，嘉華國際集團物業的估值為港幣37,405,660元。

(10) 根據本通函第454頁估值報告所載，嘉華國際集團物業的估值為港幣1,227,358,491元。

(11) 根據本通函第466頁估值報告所載，嘉華建材集團物業的估值為港幣317,500,000元。

二零零五年三月三十一日(即估值生效日期)後，除出售部分少量物業及於正常業務過程內產生建築費用外，嘉華國際並無出售或收購任何物業權益。

嘉華國際集團其他資料

(a) 僱員及薪酬政策

於二零零四年十二月三十一日，嘉華國際集團在香港及中國內地僱員總人數為2,356人(不包括聯營公司及共同控制實體)(二零零三年：2,141及二零零二年：1,600)。二零零四年之僱員成本(不包括嘉華國際董事酬金)合共港幣229,000,000元(二零零三年：港幣219,000,000元及二零零二年：港幣199,000,000元)。

嘉華國際集團聘用及提升僱員以工作能力及其發展潛質為原則，並為僱員提供具競爭力的薪酬福利配套。嘉華國際集團已為高級行政人員設立一項認股權計劃，藉此提供具競爭力的薪酬制度及長期挽留優秀管理人材。該計劃在獲得嘉華國際股東批准後於一九八九年開始推行。此外，嘉華國際集團亦參照內地市場的薪酬水平，釐定內地員工的薪酬福利，並著重為員工提供培訓及發展的機會。

(b) 培訓及發展

嘉華國際集團相信公司要達致業務目標，大部份是有賴於員工之才能。為追求力臻完美精神，嘉華國際集團積極推動不斷學習的文化，更資助僱員參加外界及內部的培訓課程。

此外，嘉華國際集團更舉辦了一年一度之企業論壇及特別為員工設計的管理課程，重點課程包括團隊精神、溝通技巧、分析及解決問題技巧及法律常識，目的是讓員工吸收最新知識及技術，以提升他們的技能。

此外，嘉華國際集團繼續資助僱員參加外界的培訓課程及工作坊，此等課程範圍包括語文、財務、稅務、法律、人力資源、電腦應用、品質保證及工業安全等。

為配合中國內地業務擴展，嘉華國際集團再度推行行政見習人員培訓計劃，招聘及培訓優秀之國內大學畢業生，使其成為未來之嘉華國際集團經理及領導階層。

(c) 主要客戶及供應商

在截至二零零四年十二月三十一日止三個年度內，嘉華國際集團最大五個顧客之營業額佔整體營業額少於百分之三十。在採購方面（不包括資本性採購），嘉華國際集團最大五個供應商之採購額佔整體採購額亦少於百分之三十。

未有任何嘉華國際董事，其聯繫人，或就嘉華國際董事所知持有超過5%嘉華國際已發行股本之股東，擁有此五大顧客或供應商（不包括資本性項目）之任何權益。

以下為核數師兼申報會計師羅兵咸永道會計師事務所(香港執業會計師)發出之報告，其已採納本通函附錄三所載報告於編製時所用的相同會計政策，以供載入本通函而編製。

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈二十二樓

敬啟者：

以下為吾等就銀河娛樂場股份有限公司(「銀河」)及其附屬公司(以下統稱為「銀河集團」)自二零零一年十一月三十日至二零零二年十二月三十一日止期間，以及截至二零零三年及二零零四年十二月三十一日止兩個年度各年(「有關期間」)之財務資料報告，以供載入嘉華國際集團有限公司及嘉華建材有限公司(「嘉華建材」)於二零零五年六月三十日就嘉華建材可能收購銀河的88.1%有投票權股份(附有97.9%經濟權益)(「收購事項」)而刊發之聯合通函(「通函」)。

銀河乃一間於二零零一年十一月三十日在中華人民共和國澳門特別行政區註冊成立的有限公司。於本報告日期，銀河於以下附屬公司(全部均為私人公司)擁有直接及間接權益：

公司名稱	註冊成立國家／地方及日期	已發行及已繳足股本	所佔股權 %	主要業務
直接持有權益：				
Majestic Orient Limited	英屬處女群島 二零零三年三月二十八日	1美元 1股每股面值1美元	100	投資控股
Sky Majestic Enterprises Limited	英屬處女群島 二零零三年八月八日	1美元 1股每股面值1美元	100	投資控股
Success Tower Properties Limited	英屬處女群島 二零零二年七月二十三日	10美元 10股每股面值1美元	100	物業控股
Year Forward Limited	英屬處女群島 二零零三年六月十日	10美元 10股每股面值1美元	100	投資控股
Archiever Capital Limited	英屬處女群島 二零零四年十月十三日	10美元 10股每股面值1美元	100	投資控股

公司名稱	註冊成立國家／地方及日期	已發行及已繳足股本	所佔股權 %	主要業務
間接持有權益：				
Majesty (International) Hotel Investment Company Limited	澳門 一九九二年一月二十一日	澳門幣100,000元	100	物業控股

組成銀河集團所有公司均採納十二月三十一日為其財政年度的結算日。

由於並無法定要求規定此等實體須編製經審核財務報表，故Majestic Orient Limited、Sky Majestic Enterprises Limited、Success Tower Properties Limited、Year Forward Limited、Archiever Capital Limited及Majesty (International) Hotel Investment Company Limited自各自的註冊成立日期以來，均無編製經審核財務報表。

吾等為銀河截至二零零四年十二月三十一日止年度的法定核數師。自二零零一年十一月三十日至二零零二年十二月三十一日止期間，以及截至二零零三年十二月三十一日止年度，銀河的法定核數師為CSC & Associates, Auditors。銀河的法定財務報表已按澳門公認會計原則編製。吾等亦已就銀河集團於有關期間按香港財務報告準則編製之綜合財務報表進行獨立審核。

下文第I至IV節所載財務資料(「財務資料」)是按銀河集團於有關期間之經審核綜合財務報表為基礎，並根據香港財務報告準則編製。就本報告而言，吾等已審核該等財務資料，並根據香港會計師公會頒佈「售股章程及申報會計師」第3.340項核數指引進行所需的該等額外程序。

銀河董事須負責編製真實兼公平的財務資料。吾等的責任是根據吾等的審核工作結果，對財務資料發表獨立意見，並作出報告。

就本報告而言，吾等認為財務資料均真實兼公平地反映銀河集團及銀河於二零零二年、二零零三年及二零零四年十二月三十一日之財政狀況，以及銀河集團於有關期間的業績及現金流量。

I. 財務資料

(a) 綜合損益表

	附註	二零零一年十一月三十日至二零零二年十二月三十一日 港幣千元	截至二零零三年十二月三十一日止年度 港幣千元	截至二零零四年十二月三十一日止年度 港幣千元
來自博彩經營業務的收入	4	—	—	123,777
其他收益	5	1,835	1,153	3,643
行政費用		(84,031)	(84,016)	(49,381)
其他營運費用		—	—	(1,202)
經營溢利/(虧損)	6	(82,196)	(82,863)	76,837
財務費用	9	(304)	(4,063)	(4,179)
除税前溢利/(虧損)		(82,500)	(86,926)	72,658
所得税	10	—	—	—
本年度/期間溢利/(虧損)		(82,500)	(86,926)	72,658

(b) 綜合資產負債表

	附註	於十二月三十一日 二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
非流動資產				
物業、廠房及設備	13	69	286,717	376,750
無形資產	14	—	136	1,859
其他投資	15	—	—	26,000
受限制銀行存款	17	251,822	252,975	253,572
		251,891	539,828	658,181
流動資產				
存貨		—	—	2,556
應收關連人士款項	18	2,109	917	42,424
應收賬款及預付款項	19	1,750	751	5,390
現金及銀行結餘		15	19,675	808,490
		3,874	21,343	858,860
流動負債				
應付關連人士款項	20	—	12,010	82,010
應付賬款及應計費用	21	—	8,298	825,088
短期借貸	22	—	315,087	317,000
融資租賃承擔的即期部分	25	—	—	218
		—	335,395	1,224,316
流動資產/(負債)淨額		3,874	(314,052)	(365,456)
		255,765	225,776	292,725
資金來源:				
股本	23	194,175	194,175	194,175
累計虧損		(82,500)	(169,426)	(96,768)
		111,675	24,749	97,407
非流動負債				
直屬控股公司貸款	24	144,090	201,027	195,009
融資租賃承擔	25	—	—	309
		144,090	201,027	195,318
		255,765	225,776	292,725

(c) 銀河資產負債表

	附註	於十二月三十一日 二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
非流動資產				
物業、廠房及設備	13	69	18,717	108,750
無形資產	14	—	136	1,859
附屬公司投資	16	—	26,375	52,140
受限制銀行存款	17	251,822	252,975	253,572
		251,891	298,203	416,321
流動資產				
存貨		—	—	2,556
應收關連人士款項	18	2,109	572	42,424
應收賬款及預付款項	19	1,750	751	5,390
現金及銀行結餘		15	19,675	808,490
		3,874	20,998	858,860
流動負債				
應付關連人士款項	20	—	12,010	82,010
應付賬款及應計費用	21	—	8,298	825,088
短期借貸	22	—	73,087	75,000
融資租賃承擔的即期部分	25	—	—	218
		—	93,395	982,316
流動資產／(負債)淨額		3,874	(72,397)	(123,456)
		255,765	225,806	292,865
資金來源：				
股本	23	194,175	194,175	194,175
累計虧損		(82,500)	(169,396)	(96,628)
		111,675	24,779	97,547
非流動負債				
直屬控股公司貸款	24	144,090	201,027	195,009
融資租賃承擔	25	—	—	309
		144,090	201,027	195,318
		255,765	225,806	292,865

(d) 綜合現金流量表

	附註	二零零一年十一月三十日至二零零二年十二月三十一日 港幣千元	截至二零零三年十二月三十一日止年度 港幣千元	截至二零零四年十二月三十一日止年度 港幣千元
經營業務之現金流量				
來自／(用於)經營業務之現金	27(a)	(87,885)	(61,197)	892,772
已付利息		(304)	(4,519)	(7,738)
融資租賃租金之利息部份		—	—	(24)
來自／(用於)經營業務之現金淨額		(88,189)	(65,716)	885,010
投資業務之現金流量				
購買物業、廠房及設備		(74)	(18,495)	(89,982)
購買無形資產		—	(153)	(2,024)
收購一間附屬公司	27(b)	—	(268,000)	—
受限制銀行存款增加		(251,822)	(1,153)	(597)
已收利息		1,835	1,153	597
用於投資業務之現金淨額		(250,061)	(286,648)	(92,006)
融資活動之現金流量	27(c)			
向直屬控股公司貸款／(還款)		144,090	56,937	(6,018)
發行新股份		194,175	—	—
新借貸		—	315,087	1,913
融資租賃租金之資本部份		—	—	(84)
(用於)／來自融資活動之現金淨額		338,265	372,024	(4,189)
現金及銀行結餘之增加淨額		15	19,660	788,815
於年／期初之現金及銀行結餘		—	15	19,675
於年／期終之現金及銀行結餘		15	19,675	808,490

(e) 綜合權益變動表

	股本 港幣千元	累計虧損 港幣千元	總額 港幣千元
於二零零一年十一月三十日（註冊成立日期）	—	—	—
發行新股份	194,175	—	194,175
期內虧損	—	(82,500)	(82,500)
於二零零二年十二月三十一日	194,175	(82,500)	111,675
本年度虧損	—	(86,926)	(86,926)
於二零零三年十二月三十一日	194,175	(169,426)	24,749
本年度溢利	—	72,658	72,658
於二零零四年十二月三十一日	194,175	(96,768)	97,407

II. 財務資料附註

1. 公司資料

銀河乃一間於二零零一年十一月三十日在澳門註冊成立的有限公司。銀河的註冊辦事處地址為澳門南灣大馬路409號中國法律大廈25樓。

於二零零四年十二月三十一日，銀河是銀河渡假股份有限公司的全資附屬公司。銀河渡假股份有限公司於澳門註冊成立。於二零零二年十二月三十一日，銀河董事視 Goldshine Assets Limited（一間受呂博士控制的公司）為最終控股公司，於二零零三年及二零零四年十二月三十一日則視 Modern Wealthy Limited（一間受呂博士控制的公司）為最終控股公司。

於二零零五年二月三日，銀河渡假股份有限公司及其股東進行一項集團重組。因進行是次重組，銀河渡假股份有限公司不再為銀河的股東。銀河遂成為一間於英屬處女群島註冊成立的公司 — City Lion Profits Corporation 的55.55%附屬公司。City Lion Profits Corporation 由 The Lui Family KWIH Trust 全資擁有。

2. 主要業務

銀河及銀河集團目前主要經營娛樂場幸運博彩或其他方式的博彩以及其他相關之業務。澳門特別行政區政府（「政府」）根據於二零零二年六月二十六日訂立之一項批給協議（「批給協議」），向銀河發出牌照，准許銀河在澳門經營娛樂場博彩業務，為期二十年。根據批給協議，用作經營博彩業務的娛樂場、設備及用具（包括於娛樂場以外所用者），須於批給協議屆滿日（即二零二二年六月二十六日）自動轉讓予政府，而政府無須作出補償。

銀河集團現正於澳門興建一座五星級酒店、娛樂場及娛樂綜合大樓，名為銀河星際酒店，預計於二零零六年開業。銀河集團亦正於澳門路氹城興建另一座渡假中心、娛樂場及娛樂設施，預計於二零零八年開業。

於二零零四年七月四日，銀河集團首個城市俱樂部娛樂場開業，正式開展銀河的博彩經營業務。有關安排詳情，載於下文附註4。

由於銀河集團於有關期間只有一項業務分類（即博彩經營業務），並僅於一個地點（即澳門）經營業務，故此並無呈列任何分部資料。

3. 主要會計政策

財務資料乃按歷史成本會計法編撰，符合香港財務報告準則。

香港會計師公會已頒佈多項新訂及經修訂香港財務報告準則及香港會計準則（「新香港財務報告準則」），該等準則於二零零五年一月一日或之後開始的會計期間有效。銀河集團並無就截至二零零四年十二月三十一日止年度的財務報表提前採納該等新香港財務報告準則。根據對此等新香港財務報告準則之評估，此等新香港財務報告準則與銀河集團現時採納的會計政策的主要差異在於對租賃土地的會計處理方式。根據現行會計政策，於澳門的租賃土地以成本值列入物業、廠房及設備，並且沒有於建築期內攤銷。按照香港會計準則第十七號（「香港會計準則第十七號」）「租賃」，租賃土地不再列入物業、廠房及設備一項，應列入租賃預付款項。按照香港會計準則第十七號，此預付款項會以成本值入賬，並以直線法於租賃期內攤銷列為支出。此項新會計處理方式將減少銀河集團的資產淨額及溢利淨額。

以下為編製財務資料所採用的主要會計政策：

(a) 綜合基礎

此財務資料已計入銀河及其附屬公司截至二零零四年十二月三十一日止年度之財務報表。附屬公司是指銀河直接或間接有權控制其財政及營運決策的公司。

本年度內購入或售出之附屬公司之應佔業績，由控制權轉移至銀河集團當日起計或計至控制權終止當日(如適用)反映在綜合損益表內。

所有集團內公司間之重大交易及結餘已於綜合賬目時對銷。

(b) 附屬公司

附屬公司乃由銀河集團直接或間接有權控制其財政及營運政策之公司。

在銀河的資產負債表內，附屬公司之投資以成本減撥備列賬。如董事認為已出現非短期性減值，則作出減值準備。附屬公司之業績按股息收入列入銀河之賬目內。

(c) 物業、廠房及設備

所有物業、廠房及設備均按歷史成本減累計折舊及非短期性減值之撥備入賬。

在建資產於竣工及可供使用前，不會計算折舊。其他資產則以直線法按其估計可使用年期計算折舊，以撇銷其成本。估計可使用年期如下：

租賃物業裝修	三年
傢具及裝置	五年
辦公室及電腦設備	三至十年
博彩設備	三至五年

將資產重修至其正常運作狀態之主要支出均在損益表支銷。裝修改良支出均資本化，並按其對銀河集團之估計可使用年期折舊。資產之賬面值均定期檢討。當估計可收回價值已永久跌至低於其賬面值，則將賬面值撇減至估計可收回價值。

出售資產之收益及虧損指出售所得款項淨額與資產賬面值之差額，並於損益表入賬。

(d) 無形資產

購買及使用特定電腦軟件牌照的成本均資本化，並按其估計可使用三年期限內攤銷。與發展或保養電腦軟件有關的成本於產生時確認列作開支。

倘有跡象顯示會出現減值，則會評估無形資產(包括過往已於儲備內撇銷的商譽)賬面值，並立即撇減至其可收回金額。

(e) 投資

因特定長期目標或策略原因持有的證券均列入資產負債表之其他非流動資產並按成本值扣除撥備入賬。個別投資之賬面值在每年結算日均作檢討，以評估其公平值是否已下跌至低於其賬面值。假如下跌並非短期性，則有關投資之賬面值須削減至其公平值。減值虧損在損益表中列作開支。當引致撇減之情況及事件不再存在，而有可信證據顯示新的情況和事件會於可預見將來持續，則將此項減值虧損撥回損益表。

(f) 存貨

存貨指撲克牌並按成本值與可變現淨值兩者之較低者入賬。

(g) 撥備

當因過往事件須承擔現有之法律或推定責任，而在解除責任時有可能消耗資源，同時責任金額能夠可靠地作出估計時，則會確認撥備。當預計撥備可獲償付，則將償付金確認為一項獨立資產，惟只能在償付金可實質確定時確認。

(h) 遞延税項

遞延税項採用負債法就資產之税基與它們在綜合財務報表之賬面值兩者之暫時差異作全數撥備。遞延税項採用在結算日前已頒佈或實質頒佈之税率釐定。與未用累積税損有關之遞延税項資產乃就有可能將未來應課税溢利與可動用之暫時差異抵銷而確認。

遞延税項乃就附屬公司投資之暫時差異而撥備，但假若可以控制暫時差異撥回之時間，而暫時差異有可能在可見未來不會撥回則除外。

(i) 退休金責任

銀河集團按自願原則向公營或私營運作的退休金保險計劃供款。一旦已繳付供款，銀河集團即再沒有其他供款責任。供款於到期日確認作僱員支出。預付供款在確認可作現金退款或削減未來供款時，方會予以確認列為資產。

(j) 收入確認

來自博彩經營業務的收入於提供相關服務後確認，並按銀河集團應佔該項業務流入的經濟利益計算。行政費收入於提供服務後確認。利息收入按時間比例以實際利息法確認。

(k) *租賃資產*

資產擁有權之重大風險及得益轉移至銀河集團之租賃皆列作融資租賃入賬。融資租賃於訂立租賃開始時按租賃資產公平值或最低租賃租金現值兩者之較低者資本化。每次租金分別以資本費用及融資費用入賬，以維持穩定比率的未償付資本結餘。相對的租賃責任經扣除融資費用後，列入流動或長期負債（如適用）。融資費用於租賃期內在損益表中支銷。

根據融資租賃持有之資產以其估計可使用年期或租賃期內兩者之較短者折舊。

資產擁有權之絕大部份風險及得益由出租者保留之租賃皆列作經營租賃入賬。經營租賃之支出在扣除自出租者提供之優惠後，以直線法於租賃期內在損益表中支銷。

(l) *借貸成本*

凡與建造任何合資格資產所產生的借貸成本，於籌備該等資產以達致其預定用途的期間資本化。其他借貸成本於產生時列作開支。

(m) *現金及現金等價物*

現金及現金等價物包括庫存現金及銀行結餘、存放於銀行及財務機構於存款日起計算三個月內可隨時提取之款項，減除銀行透支。

(n) *外幣兌換*

財務報表以香港元（「港元」）呈列，港元為銀河集團的功能及列值貨幣。

以外幣進行的交易乃按成交日之滙率折算。於結算日以外幣入賬之貨幣資產與負債則按該日之滙率折算。此等外滙折算之盈餘於損益表處理。

4. 來自博彩經營業務的收入

銀河集團現時於華都酒店經營其首個城市俱樂部娛樂場(「位於華都酒店之銀河娛樂場」),就此,銀河集團與銀河渡假股份有限公司的兩位股東,即 Hugo Legend Asia Corporation Limited 及 Wealth Access Holding Limited(統稱為「服務供應商」)訂立協議(「該等協議」)。根據該等協議,服務供應商負責維持位於華都酒店之銀河娛樂場客源穩定,該兩公司所得酬金是參考博彩收益淨額按不同比率而釐定。服務供應商亦同意從其酬金中支付與位於華都酒店之銀河娛樂場博彩活動有關的若干經營開支。他們亦授權 Waldo Entertainment Limited,代其執行該等協議。以下為位於華都酒店之銀河娛樂場的經營業績概要:

	二零零一年十一月三十日至二零零二年十二月三十一日	截至二零零三年十二月三十一日止年度	截至二零零四年十二月三十一日止年度
	港幣千元	港幣千元	港幣千元
博彩收益淨額	—	—	2,994,559
利息收入	—	—	143
	—	—	2,994,702
經營開支			
向政府支付的特別博彩稅及基金	—	—	(1,170,618)
已付中介人的佣金及津貼	—	—	(1,173,608)
折舊及攤銷(附註6)	—	—	(3,513)
行政費用及其他	—	—	(155,685)
	—	—	(2,503,424)
博彩經營業務的貢獻	—	—	491,278
服務供應商的酬金淨額	—	—	(367,501)
來自博彩經營業務的收入	—	—	123,777

5. 其他收益

	二零零一年十一月三十日至二零零二年十二月三十一日	截至二零零三年十二月三十一日止年度	截至二零零四年十二月三十一日止年度
	港幣千元	港幣千元	港幣千元
行政費收入(附註28c)	—	—	2,479
利息收入	1,835	1,153	597
其他	—	—	567
	1,835	1,153	3,643

6.　經營溢利／(虧損)

	二零零一年十一月三十日至二零零二年十二月三十一日 港幣千元	截至二零零三年十二月三十一日止年度 港幣千元	截至二零零四年十二月三十一日止年度 港幣千元
經營溢利／(虧損)已扣除：			
無形資產攤銷	—	17	301
自服務供應商收回數額(附註4)	—	—	(218)
已計入行政開支	—	17	83
物業、廠房及設備折舊	5	303	4,143
向服務供應商收回數額(附註4)	—	—	(3,295)
	5	303	848
土地及樓宇經營租賃	167	513	15,802
向服務供應商收回數額(附註4)	—	—	(15,099)
	167	513	703
核數師酬金	39	39	639

7.　僱員福利開支(包括董事酬金)

	二零零一年十一月三十日至二零零二年十二月三十一日 港幣千元	截至二零零三年十二月三十一日止年度 港幣千元	截至二零零四年十二月三十一日止年度 港幣千元
薪金及津貼	582	2,087	128,507
退休金成本 — 界定供款	—	—	1,778
社會保障基金	—	—	302
其他員工福利	—	336	8,209
	582	2,423	138,796
向服務供應商收回的數額(附註4)	—	—	(117,990)
	582	2,423	20,806

8. 董事及五名最高酬金人士

(a) 董事酬金

支付予銀河董事之酬金詳情如下：

	二零零一年十一月三十日至二零零二年十二月三十一日 港幣千元	截至二零零三年十二月三十一日止年度 港幣千元	截至二零零四年十二月三十一日止年度 港幣千元
袍金	—	—	1,203
薪金及津貼	—	834	—
	—	834	1,203

銀河董事之酬金組別如下：

	二零零一年十一月三十日至二零零二年十二月三十一日	截至二零零三年十二月三十一日止年度	截至二零零四年十二月三十一日止年度
酬金組別			
無至港幣1,000,000元	—	1	2
	—	1	2

概無董事放棄收取酬金之權利。

(b) 五名最高酬金人士

銀河集團五名最高酬金人士中包括一名(二零零三年：一名；二零零二年：無)董事，其酬金已於上文附註(a)反映。其餘四名(二零零三年：四名；二零零二年：五名)人士的酬金如下：

	二零零一年十一月三十日至二零零二年十二月三十一日 港幣千元	截至二零零三年十二月三十一日止年度 港幣千元	截至二零零四年十二月三十一日止年度 港幣千元
薪金及津貼	469	828	4,495
其他員工福利	—	—	1
	469	828	4,496

8. 董事及五名最高酬金人士(續)

該五名銀河集團人士之酬金組別如下：

	二零零一年十一月三十日至二零零二年十二月三十一日	截至二零零三年十二月三十一日止年度	截至二零零四年十二月三十一日止年度
酬金組別			
無至港幣1,000,000元	5	4	2
港幣1,000,001元至港幣1,500,000元	—	—	2
	5	4	4

9. 財務費用

	二零零一年十一月三十日至二零零二年十二月三十一日 港幣千元	截至二零零三年十二月三十一日止年度 港幣千元	截至二零零四年十二月三十一日止年度 港幣千元
利息支出			
銀行貸款及透支	304	4,519	7,738
須於五年內償還之融資租賃承擔	—	—	24
固定資產項下之資本化數額	—	(456)	(3,583)
	304	4,063	4,179

10. 所得稅

由於銀河獲豁免繳納二零零四年至二零零八年來自博彩經營業務的收入之澳門補充稅，因此並無就澳門補充稅作出撥備。除稅前溢利／(虧損)的稅項支出與利用澳門公司適用稅率產生之理論稅項不同，詳情如下：

	二零零一年十一月三十日至二零零二年十二月三十一日 港幣千元	截至二零零三年十二月三十一日止年度 港幣千元	截至二零零四年十二月三十一日止年度 港幣千元
扣除所得稅前溢利／(虧損)	(82,500)	(86,926)	72,658
按15.75%稅率之稅項支出／(抵免)	(12,994)	(13,691)	11,444
豁免稅項	12,994	13,691	(11,444)
所得稅	—	—	—

11. 股東應佔溢利

計入銀河財務報表的股東應佔溢利為港幣72,768,000元(二零零三年：虧損港幣86,896,000元；二零零二年：虧損港幣82,500,000元)。

12. 每股盈利

經考慮期內不同類別之銀河已發行股本及本報告之目的，呈報有關期間之每股盈利並無意義。

13. 物業、廠房及設備

	租賃物業裝修	傢具及裝置	辦公室及電腦設備	博彩設備	在建資產	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
銀河集團						
成本						
添置	—	11	63	—	—	74
於二零零二年十二月三十一日	—	11	63	—	—	74
收購一間附屬公司（附註27(b)）	—	—	—	—	268,000	268,000
添置	1,452	247	517	—	16,735	18,951
於二零零三年十二月三十一日	1,452	258	580	—	284,735	287,025
添置	934	513	11,477	32,155	49,097	94,176
於二零零四年十二月三十一日	2,386	771	12,057	32,155	333,832	381,201
累計折舊						
期內折舊	—	(1)	(4)	—	—	(5)
於二零零二年十二月三十一日	—	(1)	(4)	—	—	(5)
年度折舊	(236)	(22)	(45)	—	—	(303)
於二零零三年十二月三十一日	(236)	(23)	(49)	—	—	(308)
年度折舊	(615)	(78)	(1,195)	(2,255)	—	(4,143)
於二零零四年十二月三十一日	(851)	(101)	(1,244)	(2,255)	—	(4,451)
賬面淨值						
於二零零二年十二月三十一日	—	10	59	—	—	69
於二零零三年十二月三十一日	1,216	235	531	—	284,735	286,717
於二零零四年十二月三十一日	1,535	670	10,813	29,900	333,832	376,750

年內，因興建一建築物而特別訂立之融資產生之借貸成本港幣3,583,000元（二零零三年：港幣456,000元；二零零二年：無）已資本化並包括於在建資產項目下。所用之資本化比率為1.48%（二零零三年：1.08%；二零零二年：無），此乃相當於該項目所用融資貸款之借貸成本。

根據融資租賃持有之博彩設備賬面淨值為港幣637,000元（二零零三年及二零零二年：無）。

13. 物業、廠房及設備(續)

在建資產包括位於澳門之一幅港幣268,000,000元之租賃土地，租約將於二零一七年六月屆滿。該幅土地已用作授予銀河集團之按揭貸款之抵押(附註22)。

	租賃物業裝修	傢具及裝置	辦公室及電腦設備	博彩設備	在建資產	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
銀河						
成本						
添置	—	11	63	—	—	74
於二零零二年十二月三十一日	—	11	63	—	—	74
添置	1,452	247	517	—	16,735	18,951
於二零零三年十二月三十一日	1,452	258	580	—	16,735	19,025
添置	934	513	11,477	32,155	49,097	94,176
於二零零四年十二月三十一日	2,386	771	12,057	32,155	65,832	113,201
累計折舊						
期內折舊	—	(1)	(4)	—	—	(5)
於二零零二年十二月三十一日	—	(1)	(4)	—	—	(5)
年度折舊	(236)	(22)	(45)	—	—	(303)
於二零零三年十二月三十一日	(236)	(23)	(49)	—	—	(308)
年度折舊	(615)	(78)	(1,195)	(2,255)	—	(4,143)
於二零零四年十二月三十一日	(851)	(101)	(1,244)	(2,255)	—	(4,451)
賬面淨值						
於二零零二年十二月三十一日	—	10	59	—	—	69
於二零零三年十二月三十一日	1,216	235	531	—	16,735	18,717
於二零零四年十二月三十一日	1,535	670	10,813	29,900	65,832	108,750

年內，因興建一建築物而特別訂立之融資產生之借貸成本港幣3,583,000元(二零零三年：港幣456,000元；二零零二年：無)已資本化並包括於在建資產項目下。所用之資本化比率為1.48%(二零零三年：1.08%；二零零二年：無)，此乃相當於該項目所用融資貸款之借貸成本。

根據融資租賃持有之博彩設備賬面淨值為港幣637,000元(二零零三年及二零零二年：無)。

14. 無形資產

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
銀河集團及銀河			
電腦軟件			
期初賬面淨值	—	—	136
添置	—	153	2,024
攤銷費用	—	(17)	(301)
期末賬面淨值	—	136	1,859
成本	—	153	2,177
累計攤銷	—	(17)	(318)
賬面淨值	—	136	1,859

15. 其他投資

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
銀河集團			
非上市股本證券，按成本值	—	—	—
應收墊款	—	—	26,000
	—	—	26,000

其他投資乃指 Fast Profit Investments Limited(於英屬處女群島註冊成立，主要業務為投資控股，但尚未營業)股權20%及墊款(二零零三年及二零零二年：無)。其後，有關權益已於二零零五年三月減少至10%。應收墊款為無抵押、免息及無固定還款期。

16. 附屬公司投資

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
銀河			
非上市股本證券，按成本值	—	—	—
應收貸款及款項	—	36,266	61,865
應付款項	—	(9,891)	(9,725)
	—	26,375	52,140

應收及應付貸款及款項為無抵押、免息及無固定還款期。

17. 受限制銀行存款

該等存款已抵押以獲取授予銀河集團之銀行信貸額。該等銀行信貸額包括給予澳門政府作為受益人以抵銷根據批給協議銀河集團之法定及合約責任。截至二零零七年三月三十一日止期間之擔保額為港幣485,000,000元，隨後於二零零七年四月一日至批給協議屆滿後九十天或二零二二年三月三十一日止(以較早者為準)期間削減至港幣291,000,000元以及餘下兩項循環定期貸款港幣75,000,000元。

18. 應收關連人士款項

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
銀河集團			
董事			
范少朋先生	2,109	572	572
直屬控股公司			
銀河渡假股份有限公司	—	345	—
關連公司(附註b)			
Waldo Entertainment Limited	—	—	41,852
	2,109	917	42,424
銀河			
董事			
范少朋先生	2,109	572	572
關連公司(附註b)			
Waldo Entertainment Limited	—	—	41,852
	2,109	572	42,424

(a) 全部應收款項均為無抵押、免息及無固定還款期。

(b) 銀河渡假股份有限公司一名股東 Wealth Access Holdings Limited 持有 Waldo Entertainment Limited 99%股權。

19. 應收賬款及預付款項

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
銀河集團及銀河			
其他應收賬款	—	116	3,955
預付款項	1,750	635	1,435
	1,750	751	5,390

20. 應付關連人士款項

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
銀河集團及銀河			
董事			
呂耀東先生	—	6,800	—
Wealth Access Holdings Limited 股東			
鍾貴先生	—	—	64,418
關連公司			
Golden Island Limited (附註b)	—	3,755	—
California Productions Company Limited (附註b)	—	1,455	—
Waldo Hotel Limited (附註c)	—	—	17,592
	—	12,010	82,010

(a) 全部應付款項均為無抵押、免息及無固定還款期。

(b) 銀河董事呂耀南先生持有 Golden Island Limited 之99%股權及 California Productions Company Limited 之90%股權。

(c) Waldo Hotel Limited 為 Wealth Access Holdings Limited 之附屬公司，而 Wealth Access Holdings Limited 則為銀河渡假股份有限公司股東。

21. 應付賬款及應計費用

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
銀河集團及銀河			
已發出籌碼	—	—	528,298
應付賬款	—	—	125,204
其他應付款項	—	—	157,495
應計費用	—	8,298	14,091
	—	8,298	825,088

應付賬款賬齡為六個月以內。

22. 短期借貸

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
銀河集團			
短期銀行貸款，有抵押	—	315,087	317,000
銀河			
短期銀行貸款，有抵押	—	73,087	75,000

銀河集團之短期銀行貸款包括一筆按揭貸款港幣242,000,000元(二零零三年：港幣242,000,000元；二零零二年：無)，以位於澳門之一幅租賃土地之第一押記作抵押(附註13)。

23. 股本

	澳門幣千元	港幣千元
法定、發行及繳足		
60,000股每股面值澳門幣1,000元之A類股份	60,000	58,252
120,000股每股面值澳門幣1,000元之B類股份	120,000	116,505
20,000股每股面值澳門幣1,000元之C類股份	20,000	19,418
於二零零二年、二零零三年及二零零四年十二月三十一日	200,000	194,175

銀河於二零零一年十一月三十日註冊成立，法定股本為澳門幣1,000,000元，分為1,000股每股面值澳門幣1,000元之股份。同日，銀河按面值發行1,000股每股面值澳門幣1,000元之股份以換取現金。於二零零二年三月十四日，銀河藉增設199,000股每股面值澳門幣1,000元之股份，將法定股本增至澳門幣200,000,000元，以及按面值發行199,000股每股面值澳門幣1,000元之股份以換取現金。於二零零二年六月二十五日，銀河重組股本，據此，股份已重新分類為三類股份，包括60,000股A類股份、120,000股B類股份及20,000股C類股份，每股面值澳門幣1,000元。

A類及C類股份股東可獲發可供分派溢利之0.0000000000000000001%，B類股份股東則可獲發可供分派溢利之99.9999999999999999998%。除此以外，全部已發行股份均享有同等地位。

於二零零五年二月三日，銀河進行股本重組，有關詳情載於下文第III節。

24. 直屬控股公司貸款

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
銀河集團及銀河			
銀河渡假股份有限公司	144,090	201,027	195,009

應付貸款為無抵押、免息及無固定還款期。銀河渡假股份有限公司無意於短期內要求償還該筆貸款。因此，董事認為把該筆貸款列為非流動負債乃屬恰當。

於二零零五年二月三日，銀河通過發行新股增加其繳足股本，而該筆貸款已透過發行新股所得資金全數償還。

25. 融資租賃承擔

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
銀河集團及銀河			
須於五年內償還之責任	—	—	527
列為流動負債的即期部分	—	—	(218)
	—	—	309
融資租賃承擔之還款期如下：			
最低還款額			
一年內	—	—	280
第二年	—	—	258
第三年至第五年	—	—	129
	—	—	667
現時價值			
一年內	—	—	218
第二年	—	—	206
第三年至第五年	—	—	103
	—	—	527

26. 承擔

(a) 物業、廠房及設備之資本承擔

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
已訂約但未撥備	—	—	129,000
已獲授權但未訂約	4,272,000	4,255,000	4,025,000

根據批給協議，銀河集團有責任於二零零九年前投資最少港幣4,300,000,000元於多個澳門發展項目。

(b) 經營租賃承擔

銀河集團根據不可撤銷經營租賃之未來最低租金總額如下：

	二零零二年 港幣千元	二零零三年 港幣千元	二零零四年 港幣千元
土地及建築物			
一年內	—	106	31,597
二至五年	—	690	1,032
	—	796	32,629
向服務供應商收回數額（附註4）	—	—	(30,000)
	—	796	2,629
設備			
一年內	—	—	449
二至五年	—	—	1,123
	—	—	1,572

27. 綜合現金流量表附註

(a) 來自／(用於)經營業務之現金

	二零零一年十一月三十日至二零零二年十二月三十一日 港幣千元	截至二零零三年十二月三十一日止年度 港幣千元	截至二零零四年十二月三十一日止年度 港幣千元
年／期內溢利／(虧損)	(82,500)	(86,926)	72,658
折舊	5	303	848
攤銷	—	17	83
利息收入	(1,835)	(1,153)	(597)
利息開支	304	4,063	4,179
營運資本變動前之經營溢利	(84,026)	(83,696)	77,171
存貨增加	—	—	(2,556)
應收關連人士款項(增加)／減少	(2,109)	1,192	(63,994)
應收賬款及預付款項(增加)／減少	(1,750)	999	(4,639)
應付關連人士款項增加	—	12,010	70,000
應付賬款及應計費用增加	—	8,298	816,790
來自／(用於)經營業務之現金	(87,885)	(61,197)	892,772

(b) 收購一間附屬公司

	二零零一年十一月三十日至二零零二年十二月三十一日 港幣千元	截至二零零三年十二月三十一日止年度 港幣千元	截至二零零四年十二月三十一日止年度 港幣千元
所收購資產：			
租賃土地	—	268,000	—
現金代價	—	(268,000)	—

27. 綜合現金流量表附註(續)

(c) 融資變動分析

	二零零一年十一月三十日至二零零二年十二月三十一日 港幣千元	截至二零零三年十二月三十一日止年度 港幣千元	截至二零零四年十二月三十一日止年度 港幣千元
股本			
年／期初	—	194,175	194,175
來自融資活動之現金	194,175	—	—
年／期末	194,175	194,175	194,175
直屬控股公司貸款			
年／期初	—	144,090	201,027
來自／(用於)融資活動之現金	144,090	56,937	(6,018)
年／期末	144,090	201,027	195,009
短期借貸			
年／期初	—	—	315,087
來自融資活動之現金	—	315,087	1,913
年／期末	—	315,087	317,000
融資租賃承擔			
年／期初	—	—	—
融資租賃開始	—	—	611
用於融資活動之現金	—	—	(84)
年／期末	—	—	527

28. 關連人士交易

除附註4、18、20及24所披露者外，銀河曾進行下列關連人士交易：

	二零零一年十一月三十日至二零零二年十二月三十一日 港幣千元	截至二零零三年十二月三十一日止年度 港幣千元	截至二零零四年十二月三十一日止年度 港幣千元
顧問服務費(附註a)			
范少朋先生	55,000	—	—
擔保服務費(附註b)			
呂耀東先生	—	6,800	—
行政費收入(附註c)			
Waldo Entertainment Limited	—	—	2,479
服務費(附註d)			
Golden Island Limited	7,581	10,039	5,674
California Productions Company Limited	—	4,791	9,745
租金支出(附註e)			
High Status Company Limited	167	220	—

(a) 銀河董事按雙方協定之費用就路氹項目之收購及用途規劃提供顧問服務。

(b) 銀河董事向一間銀行提供個人擔保，作為授予銀河集團銀行信貸額之部分抵押品，有關服務費按雙方協定之比率向銀河集團收取。

(c) 一名擁有銀河渡假股份有限公司10.14%的股東 Wealth Access Holdings Limited 持有 Waldo Entertainment Limited 之99%股權，後者同意就提供一般及行政服務每年向銀河集團支付行政費港幣5,000,000元，該等服務包括但不限於法律、會計、人力資源、政府關係及供應服務。

(d) 該等關連公司(附註20b)向銀河集團提供專業、技術及行政支援服務，有關費用按服務協議條款釐定。

(e) 銀河集團以租賃協議內協定之租金向一間關連公司租用一個辦公室。

29. 或然負債

銀河已就於二零零四年十二月三十一日之貸款信貸額港幣272,000,000元(二零零三年：港幣272,000,000元；二零零二年：無)向其附屬公司作出擔保，該筆貸款信貸額中之港幣242,000,000元(二零零三年：港幣242,000,000元；二零零二年：無)已經動用。

III. 結算日後事項

於二零零五年二月三日，銀河重組其股本，據此，(i) 60,000股現有A類股份轉換成銀河B股；(ii) 20,000股現有C類股份轉換成銀河A股；及(iii)藉額外增設751,900股每股面值澳門幣1,000元之新股(包括75,190股銀河A股及676,710股銀河B股)將法定股本由澳門幣200,000,000元增至澳門幣951,900,000元。同日，銀河按面值發行751,900股新股以換取現金，以償還銀河渡假股份有限公司(附註24)的貸款及作未來發展之用，其中25%須於二零零五年二月三日支付，餘額則須於二零零五年三月三十一日前支付。上述重組及發行新股完成後，銀河現有股本如下：

	澳門幣千元	港幣千元
95,190股每股面值澳門幣1,000元之銀河A股	95,190	92,418
856,710股每股面值澳門幣1,000元之銀河B股	856,710	831,757
	951,900	924,175

IV. 結算日後財務報表

銀河概無就二零零四年十二月三十一日以後任何期間編製銀河或其附屬公司之經審核財務報表。此外，銀河或其附屬公司概無就二零零四年十二月三十一日以後任何期間宣派、作出或派付任何股息或分派。

此致

嘉華國際集團有限公司
嘉華建材有限公司
列位董事　台照

羅兵咸永道會計師事務所
香港執業會計師
謹啟

二零零五年六月三十日

管理層就財務狀況及經營業績進行的討論與分析

以下討論應與銀河集團經審核綜合財務報表一併閱覽，包括載於本通函其他地方的財務報表附註。銀河集團經審核綜合財務報表乃根據於二零零四年十二月三十一日適用之現行香港財務報告準則編製。

概覽

澳門政府目前只批出三項可於澳門經營娛樂場的博彩批給，銀河持有其中之一。澳門現時已授出的轉批給數目有限，而澳門政府於二零零九年之前不能授出超過三項博彩批給。

銀河集團的主要業務為渡假中心、酒店旅遊及博彩經營業務。澳門是中國唯一一個合法博彩目的地，由於座擁獨有優勢，且來自鄰近地區如香港、台灣及中國內地的旅客眾多，因此博彩業十分興旺。內地遊客蜂擁而至，加上中國內地放寬簽證限制，成為澳門博彩業增長的主要因素。銀河集團預期此趨勢將會持續，並會帶動博彩收入繼續增長。隨著訪澳遊客增加，娛樂場及博彩桌的供應亦會隨之上升。儘管銀河集團在澳門面對激烈競爭，銀河集團深信透過發展新項目及不斷提升現有設施，定可迎接種種挑戰。目前，銀河集團收入來自一個業務分部（即博彩經營業務）及一個地域市場（即澳門）。銀河集團預期，待銀河星際酒店於二零零六年開業後，將增添額外業務分部如酒店旅遊及商用物業租賃。

位於華都酒店之銀河娛樂場乃於二零零四年七月四日正式開業，因此，銀河集團過往經營業績有限，未必可作為未來經營業績的指標。銀河集團將於二零零六年開設名為銀河星際酒店之一級渡假酒店及娛樂場以及位於利奧酒店之城市俱樂部娛樂場，兩者均位於澳門商業中心及遊客旺區。銀河集團亦將於二零零六年在路氹開設另一個城市俱樂部娛樂場，以補足澳門島上的三項設施。二零零八年，銀河將於路氹開設名為銀河路氹城大型娛樂渡假中心之大型渡假中心第一期。

經營業績

	附註	二零零一年十一月三十日至二零零二年十二月三十一日 港幣千元	截至二零零三年十二月三十一日止年度 港幣千元	截至二零零四年十二月三十一日止年度 港幣千元
來自博彩經營業務的收入	1	–	–	123,777
其他收益	2	1,835	1,153	3,643
行政費用	3	(84,031)	(84,016)	(49,381)
其他營運費用	4	–	–	(1,202)
經營溢利／(虧損)	5	(82,196)	(82,863)	76,837
財務費用	6	(304)	(4,063)	(4,179)
除税前溢利／(虧損)		(82,500)	(86,926)	72,658
所得税		–	–	–
本年度／期間溢利／(虧損)	7	(82,500)	(86,926)	72,658

截至二零零四年十二月三十一日止年度與截至二零零三年十二月三十一日止年度比較

由二零零二年六月二十六日獲授批給至位於華都酒店之銀河娛樂場開業期間，為銀河集團之開業前階段，並無資本化任何開業前開支。目前，銀河集團的收入來自一個業務分部(即博彩經營業務)及一個地域市場(即澳門)。

1. 來自博彩經營業務的收入

二零零四年七月四日，銀河集團開設位於華都酒店之首個城市俱樂部娛樂場，正式展開博彩經營業務，二零零四年來自博彩經營業務的收入均全部來自位於華都酒店之銀河娛樂場。銀河集團的收入來自桌上博彩、電子博彩及來自娛樂場顧客的小費。銀河與服務供應商訂立多項協議，由服務供應商負責位於華都酒店之銀河娛樂場貴賓中介人的市場推廣、宣傳及統籌工作，並安排博彩客免費享用設施。銀河集團來自博彩經營業務的最終收入，已與所有娛樂場經營開支及服務供應商所得酬金互相抵銷。二零零四年來自博彩經營業務的收入為港幣123,800,000元。

	附註	截至二零零三年十二月三十一日止年度 港幣千元	截至二零零四年十二月三十一日止年度 港幣千元
博彩收益淨額	a	—	2,994,559
利息收入		—	143
		—	2,994,702
經營開支			
向政府支付的特別博彩稅及基金	b	—	(1,170,618)
佣金及津貼	c	—	(1,173,608)
折舊及攤銷	d	—	(3,513)
行政及其他費用	e	—	(155,685)
		—	(2,503,424)
博彩經營業務的貢獻	f	—	491,278
服務供應商所得酬金淨額	g	—	(367,501)
來自博彩經營業務的收入		—	123,777

a.　博彩收益淨額

二零零四年，總博彩收益淨額大部分來自貴賓博彩客桌上博彩收入，而來自中場博彩客及角子機的博彩收益則佔總博彩收益淨額的餘額。

b.　向政府支付的特別博彩稅及基金

根據批給，銀河須繳付若干稅項，包括特別博彩稅35%、宣傳教育及慈善徵費1.6%及城市建設及旅遊業宣傳徵費2.4%。除稅項外，銀河須每年向澳門政府繳付一筆費用，包括澳門幣30,000,000元(港幣29,100,000元)的定額部分及非定額部分。應付費用的非定額部分按銀河經營的博彩桌及角子機數目計算。二零零四年，銀河就位於華都酒店之銀河娛樂場向澳門政府支付的特別博彩稅及基金總額為港幣1,170,600,000元。由於銀河集團於二零零三年仍處於開業前階段，故二零零三年並無可資比較數據。

c. 佣金及津貼

位於華都酒店之銀河娛樂場的貴賓博彩客絕大部份由貴賓中介人及其合作人招徠。澳門大部分貴賓博彩客依賴該等中介人及其合作人代辦旅遊及其他安排，以在指定娛樂場耍樂，陪伴他們到娛樂場及在娛樂場內外提供廿四小時服務。銀河已同意向若干中介人支付佣金及津貼，而中介人則負責把博彩客介紹及帶進娛樂場玩樂。根據該等安排，銀河及中介人亦會按協定百分比攤分中介人為娛樂場招徠的博彩客贏／輸款。二零零四年的佣金及津貼為港幣1,173,600,000元。由於銀河集團於二零零三年仍處於開業前階段，故二零零三年並無可資比較數據。

d. 折舊及攤銷

博彩經營業務的折舊及攤銷與銀河就其於位於華都酒店之銀河娛樂場業務所購入的博彩資產(如用於娛樂場內的博彩桌及角子機)有關。二零零四年的博彩經營業務折舊及攤銷為港幣3,500,000元。銀河集團預期，隨著另外兩個城市俱樂部及銀河星際酒店開業後，該筆金額將會大幅上升。由於銀河集團於二零零三年仍處於開業前階段，故二零零三年並無可資比較數據。

e. 行政及其他開支

截至二零零四年十二月三十一日止年度的行政及其他開支為港幣155,700,000元，包括員工福利開支港幣118,000,000元、租金及公用設施開支港幣19,100,000元、娛樂場消耗品港幣13,200,000元、旅遊及娛樂開支港幣1,700,000元，以及保安、花卉、維修及保養等開支港幣3,700,000元。由於銀河集團於二零零三年仍處於開業前階段，故二零零三年並無可資比較數據。

f. 博彩經營業務的貢獻

二零零四年的總博彩收益淨額及利息收入為港幣2,994,700,000元，博彩經營業務總經營開支為港幣2,503,400,000元，故此位於華都酒店之銀河娛樂場該年度來自博彩經營業務的貢獻為港幣491,300,000元。由於銀河集團於二零零三年仍處於開業前階段，故二零零三年並無可資比較數據。

g. 服務供應商的酬金淨額

二零零四年，服務供應商的酬金淨額為港幣367,500,000元。於二零零四年七月一日，銀河與 Hugo Legend(最終實益擁有人為獨立第三方孫淑興先生，彼於二零零五年四月十二日向銀河董事何安全收購)及 Wealth Access(最終實益擁有人為獨立第三方楊智恆先生及鍾貴先生)簽訂一項協議，年期與批給年期相同，該兩公司已各自承諾為位於華都酒店之銀河娛樂場提供穩定客源。就此，該兩公司的酬

金淨額是參考位於華都酒店之銀河娛樂場的博彩收益淨額按不同比率而釐定。有關二零零四年七月一日訂立的協議詳情，已於本通函「銀河集團的概況」內「現有娛樂場」一節披露。經計入服務供應商的酬金淨額後，截至二零零四年十二月三十一日止年度，位於華都酒店之銀河娛樂場來自博彩經營業務收入為港幣123,800,000元。由於銀河集團於二零零三年仍處於開業前階段，故二零零三年並無可資比較數據。銀河集團預期，待銀河集團開設另外兩個城市俱樂部（預期於二零零六年第一季開業），並如期於二零零六年中及二零零八年開設銀河星際酒店及銀河路氹城大型娛樂渡假中心後，來自博彩經營業務的收入可望大增。

2. *其他收益*

其他收益由二零零三年的港幣1,200,000元增至二零零四年的港幣3,600,000元，增加港幣2,400,000元，或200%，主要由於(i)就銀河集團公司辦公室提供的一般及行政支援服務而向 Waldo Entertainment Limited 收取行政費港幣2,400,000元；(ii)就有關位於華都酒店之銀河娛樂場及其他娛樂場隆重開幕時而向廣告贊助商收取港幣600,000元。待銀河星際酒店預定於二零零六年中開業後，銀河集團預期可自酒店住宿、餐飲及消閑設施確認其他類別的收入。

3. *行政費用*

行政費用由二零零三年的港幣84,000,000元減少至二零零四年的港幣49,400,000元，減少港幣34,600,000元，主要由於(i)有關渡假中心項目發展初始階段的顧問費減少港幣61,300,000元；(ii)廖創興銀行有限公司向澳門政府提供的銀行擔保佣金開支減少，導致銀行收費減少港幣1,000,000元；(iii)位於華都酒店之銀河娛樂場開業及發展其他娛樂場／酒店項目令員工數目增加，導致薪金及僱員福利開支上升港幣19,400,000元；(iv)位於華都酒店之銀河娛樂場開業令業務及宣傳開支增加港幣3,600,000元；(v)僱員數目及商業活動增加，導致旅遊及娛樂開支增加港幣3,100,000元。

4. *其他營運費用*

由於二零零四年作出多項慈善捐款，其他營運費用由二零零三年的零增至二零零四年的港幣1,200,000元，增加港幣1,200,000元。

5. *經營溢利／(虧損)*

鑒於上文論述的原因，銀河集團於二零零四年變現經營溢利港幣76,800,000元，而二零零三年則為經營虧損港幣82,900,000元。

6. *財務費用*

銀河集團的財務費用主要包括銀行貸款的利息開支。二零零四年的財務費用為港幣4,200,000元，較二零零三年的港幣4,100,000元上升港幣100,000元。銀河預期，其他融資活動將導致未來期間的銀行利息費用上升。

7. *股東應佔溢利／(虧損)*

鑒於上文論述的原因，銀河集團於二零零四年的股東應佔溢利為港幣72,700,000元，由二零零三年的虧損港幣86,900,000元轉虧為盈。

截至二零零三年十二月三十一日止年度與二零零一年十一月三十日至二零零二年十二月三十一日止期間的比較

其他收益

其他收益由二零零二年的港幣1,800,000元減少至二零零三年的港幣1,200,000元，減少港幣600,000元，主要由於銀行存款利率調低導致利息收入減少所致。

行政費用

二零零二年及二零零三年的行政費用均維持於港幣84,000,000元，其組成部分的變動概述如下：(i)就有關獲授澳門博彩批給而支付的費用減少，導致法律及顧問費削減港幣6,100,000元；(ii)澳門公關活動增加導致業務宣傳開支增加港幣2,700,000元；(iii)與宣傳業務有關的旅遊活動增加導致出差及交際開支增加港幣1,800,000元；(iv)一間香港銀行向澳門政府提供的履約擔保佣金比率減少，導致銀行費用減少港幣900,000元；(v)因業務活動增加而增聘員工導致薪金及相關福利增加港幣800,000元；(vi)在澳門增設一家辦事處導致租金及共用設施開支增加港幣800,000元；及(vii)二零零三年添置固定資產導致折舊及攤銷費用增加港幣300,000元。

經營虧損

鑒於上文論述的原因，加上銀河集團於二零零二年及二零零三年仍處於開業前階段，因此銀河於二零零三年確認經營虧損港幣82,900,000元，而二零零二年的經營虧損則為港幣82,200,000元。

財務費用

於二零零三年，銀河集團的財務費用為港幣4,100,000元，較二零零二年的港幣300,000元增加港幣3,800,000元。二零零三年的財務費用增加，主要由於與發展娛樂場／酒店項目相關的借貸增加所致。銀河預期，其他融資活動於未來期間將導致銀行費用及利息增加。

股東應佔虧損

鑒於上文論述的原因，銀河集團於二零零三年的股東應佔虧損為港幣86,900,000元，較二零零二年的虧損港幣82,500,000元增加港幣4,400,000元。

流動資金及資金來源

二零零五年二月，銀河將其註冊及已發行股本由港幣194,200,000元增至港幣924,200,000元，增加港幣730,000,000元，以為未來擴展業務提供額外資金。增加的資本全數以現金支付。

銀河集團的經營業務資金來自內部產生之現金流量、銀行信貸額以及前最終控股公司銀河渡假股份有限公司和前中介控股公司 Bluewater Entertainment and Hospitality Enterprises Limited 等關連公司的貸款。來自該等關連公司的貸款乃屬無抵押、免息及無固定還款期。誠如第336頁所詳述重組銀河股本而集資所得港幣730,000,000元，已用作償付來自銀河渡假股份有限公司為數港幣195,000,000元的貸款，以及其後於二零零五年四月三十日提取的一筆款項港幣17,500,000元。於二零零五年四月三十日來自 Bluewater Entertainment and Hospitality Enterprises Limited 的貸款約港幣15,300,000元，乃於二零零五年一月至二零零五年四月間提取。由於銀河在二零零五年二月已利用內部產生的現金及進一步發行股本所收取的現金全數清償來自銀河渡假股份有限公司及 Bluewater Entertainment and Hospitality Enterprises Limited 的兩筆貸款，故該等貸款將不會於完成後繼續。

於二零零四年十二月三十一日，銀河集團的總銀行信貸額約港幣377,000,000元，其中已動用的銀行信貸額部分為港幣317,000,000元。該等貸款的利率為固定存款利率加0.5厘及香港銀行同業拆息加0.9厘至2.5厘不等。於二零零三年，銀河集團的總銀行信貸額約港幣347,000,000元，其中已動用的銀行信貸額部分為港幣315,000,000元。該等貸款的利率為固定存款利率加0.5厘及香港銀行同業拆息加0.9厘至1.25厘不等。於二零零二年，銀河集團並無銀行信貸額或尚未償還的銀行貸款。所有銀行信貸額均以港元列值。

於二零零四年十二月三十一日，銀河集團的主要流動資金來源為現金約港幣808,000,000元，主要以港幣及澳門幣為單位。

為支持銀河履行批給下的責任，一間香港銀行已向澳門政府作出澳門幣500,000,000元（港幣485,000,000元）擔保，直至二零零七年三月三十一日。二零零七年三月三十一日後，該擔保金額將為澳門幣300,000,000元（港幣291,000,000元），直至批給終止後九十日或二零二二

年三月三十一日(以較早者為準)。銀河亦與同一香港銀行訂立兩項循環定期貸款信貸額,金額分別為港幣50,000,000元及港幣25,000,000元,於二零零四年十二月三十一日已動用合共港幣75,000,000元。該等擔保及循環定期貸款信貸額以銀河向銀行作出全數擔保的彌償保證及銀河存於該銀行一筆港幣250,000,000元存款作抵押。

為籌集銀河星際酒店地盤的部分購買價港幣268,000,000元,銀河一間附屬公司已取得定期貸款港幣242,000,000元,於二零零四年十二月三十一日尚未償還。該筆定期貸款由銀河及呂耀東就全數信貸額作出的擔保,以及就銀河星際酒店地盤購買的土地批給的第一按揭作為抵押,預期呂耀東的擔保將於完成後以嘉華建材一項擔保取替。

銀河集團的營運資金主要受其尚未兑現的博彩籌碼(於二零零四年十二月三十一日佔應付賬款總額港幣825,000,000元超過50%)及銀河就博彩客或中介人兑現所購買及持有的博彩籌碼保持的現金。銀河集團的現金需求主要來自應付資本開支及營運資金需求所需資金。

流動資產／(負債)淨額

	於十二月三十一日		
	二零零二年	二零零三年	二零零四年
	港幣千元	港幣千元	港幣千元
流動資產			
存貨	—	—	2,556
應收關連人士款項	2,109	917	42,424
應收賬款及預付款項	1,750	751	5,390
現金及銀行結餘	15	19,675	808,490
	3,874	21,343	858,860
流動負債			
應付關連公司款項	—	12,010	82,010
應付賬款及應計費用	—	8,298	825,088
短期貸款	—	315,087	317,000
融資租賃承擔的即期部分	—	—	218
	—	335,395	1,224,316
流動資產／(負債)淨額	3,874	(314,052)	(365,456)

於二零零四年十二月三十一日，銀河集團的流動負債淨額為港幣365,500,000元。流動資產主要包括現金及銀行結餘港幣808,500,000元，應收關連人士款項港幣42,400,000元，應收賬款及預付款項港幣5,400,000元及撲克牌存貨港幣2,600,000元。現金結存由二零零二年的不足港幣1,000,000元增至二零零三年的港幣19,700,000元及二零零四年的港幣808,500,000元，主要反映各期間來自融資活動的現金流入淨額增加(主要是用於支付資本開支及短期營運資金的銀行貸款增加)及二零零四年來自經營活動的現金流入淨額增加。由於二零零三年償還銀河集團應付一名前董事的負債(該董事於二零零二年代銀河集團墊款支付銀河集團部分經營開支)，故應收關連人士款項由二零零二年的港幣2,100,000元減少至二零零三年的港幣1,000,000元。誠如會計師報告附註4所述，由於銀河代服務供應商簽訂協議以致產生應收一間關連公司 Waldo Entertainment Limited 款項，故應收關連人士款項由二零零三年的港幣1,000,000元增至二零零四年的港幣42,400,000元。Waldo Entertainment Limited 與銀河持續維持結餘。

流動負債主要包括應付賬款及應計費用港幣825,100,000元，應付關連人士款項港幣82,000,000元，短期銀行借貸港幣317,000,000元及融資租賃承擔的即期部分港幣200,000元。二零零二年並無應付關連人士款項。於二零零三年，應付關連人士款項為港幣12,000,000元，包括支付予一名董事的費用港幣6,800,000元(該名董事就銀河一間附屬公司提取的銀行貸款提供個人擔保)，及就有關代表銀河取得顧問服務(包括但不限於法律／會計、公關／人事、信貸評估、及支援服務，如室內設計及翻譯等範疇)而向兩間主要由一名董事擁有的公司支付佣金港幣5,200,000元。銀河集團自此以後已不再向該兩間公司取得該等服務。二零零四年的應付關連公司款項為港幣82,000,000元，包括銀河應付一名關連公司股東鍾貴先生(位於華都酒店之銀河娛樂場的中介人之一)款項港幣64,400,000元，應付費用主要包括會計師報告附註4所述向服務供應商收回的應付佣金及津貼。應付 Waldo Hotel Limited(華都酒店有限公司)(乃銀河的一名股東控制的公司)為次承租人為數港幣17,600,000元，應付費用主要為會計師報告所述向服務供應商收回的租金支出及食品和飲料費用。

資本開支

銀河集團經營的業務屬於資本密集式行業，需要大量資本開支，該等資本開支包括但不限於發展酒店及娛樂設施及購買博彩設備有關的開支。

根據批給，銀河有責任於二零零九年前在澳門投資最少澳門幣8,800,000,000元(港幣8,500,000,000元)以發展項目，另於二零零六年前發展及開設兩個渡假中心、酒店及娛樂場項目，並於二零零六年十二月前發展及開設一個會議中心。根據批給的一項補充文件，銀河亦須在澳門發展兩個「城市俱樂部」娛樂場。根據於二零零二年十二月訂立的轉批給，威尼斯

人澳門股份有限公司(作為轉批給公司),現須承擔銀河在批給下原定投資責任中的澳門幣4,400,000,000元(港幣4,300,000,000元)以及有責任興建及發展根據規定兩個渡假中心、酒店及娛樂場項目之一、會議中心及兩個城市俱樂部娛樂場之一。

銀河相信,於二零零四年十二月三十一日前產生的發展成本澳門幣300,000,000元(約港幣300,000,000元)將用於履行銀河在批給項下的總投資責任。根據批給,銀河在澳門餘下的投資責任約為澳門幣4,100,000,000元(約港幣4,000,000,000元)。銀河計劃通過發展及/或投資以下各項以履行其餘下的投資責任,包括銀河星際酒店、銀河路氹城大型娛樂渡假中心(第一期)及另外兩個城市俱樂部 — 位於路氹城市俱樂部之銀河娛樂場及位於利奧酒店之銀河娛樂場,預期成本合共約達澳門幣5,900,000,000元(港幣5,700,000,000元)。銀河集團預期可於二零零六年中前建成銀河星際酒店,於二零零八年第一季前建成銀河路氹城大型娛樂渡假中心(第一期)及於二零零六年第一季前建成兩個城市俱樂部。發展銀河星際酒店應能履行銀河須發展一個渡假中心、酒店及娛樂場項目的責任,而發展位於華都酒店之銀河娛樂場應已履行發展一個城市俱樂部娛樂場的規定。銀河預期在澳門的整體發展項目投資將超越其於批給項下的投資責任。

展望未來,銀河集團預期隨著不斷擴充娛樂設施,資本開支將會大幅增加。下表概述銀河集團的實際及預期資本開支(不包括融資成本):

	於二零零四年十二月三十一日前產生 (港幣百萬元)	**二零零五年至二零零六年** (港幣百萬元)	**二零零七年至二零零九年** (港幣百萬元)	**總額** (港幣百萬元)
銀河星際酒店	317	1,483	31	1,831
銀河路氹城大型娛樂渡假中心(第一期)	13	1,344	2,728	4,085
其他(位於華都酒店之銀河娛樂場、位於路氹城市俱樂部之銀河娛樂場、位於利奧酒店之銀河娛樂場及公司辦事處)	49	157	無	206

銀河集團預期將會透過內部產生的資金、來自股東的資金及貸款、手頭現金及借貸撥付該等開支。

合同責任

下表載列於二零零四年十二月三十一日尚未履行的銀河集團總合同責任。

			還款期		
	總額	少於一年	一至三年	三至五年	超過五年
			(港幣百萬元)		
合同責任					
短期貸款	317	317	—	—	—
長期貸款(包括長期貸款即期部分及票據)	—	—	—	—	—
資本租賃	0.5	0.2	0.2	0.1	—
經營租賃	4.2	2.1	1.9	0.2	—
其他	0.1	0.1	—	—	—
總額	321.8	319.4	2.1	0.3	—

預期銀河星際酒店的其餘成本、銀河路氹城大型娛樂渡假中心以及位於路氹城市俱樂部之銀河娛樂場的發展成本將會透過舉債、集資及內部現金流量三者兼併籌集融資。除銀河集團於批給下的責任外，於二零零四年十二月三十一日，銀河集團並無任何重大資產負債表以外的負債。

股本

銀河於二零零一年十一月三十日註冊成立，法定股本為澳門幣1,000,000元，分為1,000股每股面值澳門幣1,000元的股份。同日，銀河按面值發行1,000股每股面值澳門幣1,000元的股份以換取現金。於二零零二年三月十四日，銀河股本增至法定、已發行、認購及已繳足股本澳門幣200,000,000元，分為200,000股每股面值澳門幣1,000元的普通股。銀河於二零零二年六月二十五日重組股本，據此，股份已重新分類為三類股份，包括60,000股A類股份、120,000股B類股份及20,000股C類股份，每股面值為澳門幣1,000元。A類股份及C類股份有權享有銀河可供分派溢利0.000000000000000001%。B類股份有權享有銀河可供分派溢利99.999999999999999998%。倘銀河解散或清盤，股東的權利如下：

(a) A類股份股東將不會獲分派清盤資產的任何數額或價值，亦不會獲發還彼等各自實際繳足的投資股本數額。

(b) C類股份股東僅有權獲發還彼等各自實際繳足的投資股本數額。

(c) B類股份股東僅有權獲發還彼等各自實際繳足的投資股本數額，以及餘下清盤資產，且該等資產乃按照B類股份股東所持有其B類股份比例獲分派其數量或價值。

於二零零五年二月三日，銀河進行股本重組，據此，(i) 60,000股現有A類股份轉為銀河B股；(ii)20,000股現有C類股份轉為銀河A股；而現有B類股份則保留作銀河B股，及(iii)藉增設751,900股每股面值澳門幣1,000元（港幣970.9元）的新股（包括75,190股A類股份及676,710股B類股份），將法定股本由澳門幣200,000,000元（港幣194,200,000元）增至澳門幣951,900,000元（港幣924,200,000元）。同日，銀河按面值發行751,900股新股以換現金，25%須於二零零五年二月三日支付，餘額則須於二零零五年三月三十一日前支付。所有股份現已全部繳足。

銀河集團自二零零四年十二月三十一日（最近經審核財務報表結算日）以來的業務走勢

自二零零四年十二月三十一日（銀河集團最近經審核財務報表的編製日期）以來，銀河集團位於華都酒店之銀河娛樂場的業務一直為銀河集團的經營溢利帶來貢獻。娛樂場內的貴賓博彩桌數目已由40張增至43張，而中場博彩桌數目則由23張減少至20張，博彩桌總數維持於63張。

銀河星際酒店建築工程進度如期且並無超支，預期可於二零零六年中完工。銀河路氹城大型娛樂渡假中心項目的設計詳細籌備工作亦已如期進展。

位於兩個城市俱樂部之銀河娛樂場的籌備工作如期進行。

二零零五年首三個月，訪澳遊客數字升勢持續，截至二零零五年三月三十一日止十二個月累計約達17,378,000人次（數字由澳門旅遊局公佈）。訪澳遊客上升的趨勢，預料將可為澳門的博彩渡假業務奠定堅穩的增長基礎。

業務及財務前景

二零零五年首數個月的統計數字顯示，澳門博彩市場的增長速度，一直超逾大西洋城及拉斯維加斯娛樂場街，並持續反映博彩市場仍處於發展擴展階段。銀河集團一直密切留意市場情況並定期檢討業務計劃。經詳細分析市場數據及銀河集團的財務及業務前景後，銀河集團仍然深信所推行的業務策略將會奏效，而發展推出計劃則如期進行，以應付市場需求。銀河已計劃舉債集資，並可能於短期內採取行動。

業務前景

銀河集團計劃繼續採納策略，在壯大貴賓級市場佔有率之同時，透過興建銀河星際酒店項目及銀河路氹城大型娛樂渡假中心取得經營「一站式」娛樂設施的經驗，建立中場博彩客的市場基礎。

銀河集團首個城市俱樂部(位於華都酒店之銀河娛樂場)於去年七月四日開業，大受博彩客歡迎，成為深受貴賓博彩客捧場的場所，為銀河集團達到以下主要目標：

— 在最短時間內擁有一間已開業的娛樂場，把銀河品牌打入市場；

— 邀請經驗豐富中介人加盟，並鞏固銀河集團於貴賓博彩市場的地位；及

— 爭佔貴賓級市場的主要份額，以創造穩建的現金流量來源。

銀河集團計劃繼續採取此有效策略，乘勢於連鎖式業務內增設更多城市俱樂部娛樂場。然而，銀河集團並無積極尋覓有關機會，並正按各建議的優劣進行評估。銀河目前已同意並已訂立另外兩份城市俱樂部合同，分別是位於利奧酒店及位於路氹一度身而建物業的城市俱樂部。兩個新增城市俱樂部預期將於二零零六年第一季開業，屆時銀河集團的容量將可增至約226張博彩桌(包括66張貴賓桌及160張大枱)及350台角子機。然而，銀河經已就該等項目投放額外資源，冀望可提早開業。

銀河星際酒店及銀河路氹城大型娛樂渡假中心將分別成為銀河集團在澳門半島市中心及路氹之中場市場旗艦。該等項目現正如期進展，預料可各自成為銀河集團收入之一重大貢獻來源，可望於開業後加強銀河集團的競爭力。

財務前景

待銀河集團的中場博彩設施，即銀河星際酒店及銀河路氹城大型娛樂渡假中心開業前，銀河集團將會一直完全依賴專攻貴賓級市場的城市俱樂部。由於年末及農曆新年影響，貴賓級市場傳統上較為淡靜，再加上發展各個新項目導致開支增加，二零零五年上半年的純利可能會低於二零零四年下半年的純利。假設收入接續往年趨勢，預期銀河將可維持盈利能力，尤其是下半年的業務普遍較好。隨著銀河集團於二零零六年增添兩個城市俱樂部，加上銀河星際酒店屆時亦已開業，預料銀河集團於二零零六年的收入將會顯著增加。

銀河集團將繼續通過銀河星際酒店及銀河路氹城大型娛樂渡假中心開展中場市場的酒店旅遊、娛樂及博彩業務，讓顧客充分體驗「吃、喝、玩、樂，盡在銀河」的樂趣，酒店住客及娛樂場來賓亦無需四處奔波，只要使用酒店內附設的各項設施，即可飽嚐珍饈百味、體會購物樂趣、享受休閒一刻、盡情輕鬆玩樂。

主要會計政策

香港會計師公會已頒佈多項新訂及經修訂香港財務報告準則及香港會計準則(「新香港財務報告準則」)，對於二零零五年一月一日或之後開始起計的會計期間有效。銀河集團並無就截至二零零四年十二月三十一日止年度的財務報表提前採納該等新香港財務報告準則。根據銀河對此等新香港財務報告準則之評估，此等新香港財務報告準則與銀河現時採納的會計政策的主要差異在於對租賃土地的會計處理方式。根據現行會計政策，於澳門的租賃土地以成本值列入物業、廠房及設備，並且沒有於建築期內攤銷。按照香港會計準則第十七號(「香港會計準則第十七號」)「租賃」，租賃土地不再列入物業、廠房及設備一項，應列入租賃預付款項。按照香港會計準則第十七號，此筆預付款項會以成本值入賬，並以直線法於租賃期內攤銷列為支出。此項新會計處理方式將減少銀河的資產淨額及溢利淨額。

銀河集團的法定財務報表乃根據澳門公認會計原則編製。然而，銀河亦已就本通函目的，遵照香港財務報告準則編製綜合財務報表。銀河集團的若干會計政策，包括收入確認、折舊、每年檢討資產減值、建築及設計成本資本化以及其他關於發展項目相關成本的政策，均要求管理層須按適用於財務估計的假設作出判斷。

判斷乃按過往經驗、現有合同條款、行業趨勢及外間提供的資料(如適用)作出。然而，判斷本質上不確定，因此實際結果可能與銀河集團所估計者有所不同。

收入確認。根據博彩業慣常做法，銀河集團把博彩業務贏款淨額(即博彩贏／輸款之間的差額)確認為博彩收入。桌上博彩收益淨額乃指桌上博彩贏／輸款之間的差額。桌上博彩過往的贏款百分比可隨時間合理預測，但於較短期間可能有很大差別。博彩收入已扣除桌上博彩預期派彩的應計款項。預計獎金款項反映於銀河集團資產負債表上的流動負債中。角子機贏款淨額乃指角子機內全部博彩金額減已付贏款及存入角子機以確保有充足硬幣支付贏款的全部金額。

資本開支。發展及興建銀河星際酒店及銀河路氹城大型娛樂渡假中心期間，直接成本(例如預期於設計、興建及發展酒店及娛樂場時招致的直接成本)包括利息、傢俱、裝置及設備以及顧問費，將根據香港財務報告準則資本化。因此，物業及設備數額將大幅增加。與該等

資本開支有關的折舊開支在有關資產可供使用前不會支銷。因此，當銀河星際酒店及銀河路氹城大型娛樂渡假中心完工後，按有關資產估計可使用年期計算的折舊費用，將對銀河集團甚至乎經擴大嘉華建材集團的經營業績有重大影響。

根據長期租約持有土地的攤銷。根據經修訂香港財務報告準則，自二零零五年一月一日起，銀河須按直線法分十四年攤銷銀河星際酒店地盤的收購成本，因為地盤乃租賃土地，並必須每年進行減值測試。銀河路氹城大型娛樂渡假中心的地盤成本於收購後亦必須攤銷。因此，土地攤銷將會對銀河集團甚至乎經擴大嘉華建材集團的經營業績有重大影響。

衡量及量化市場風險

市場風險乃因市場利率及價格的不利變動(例如通脹、利率及外幣滙率)產生的虧損風險。

滙率風險。由於港元與美元的價值直接掛鈎，而澳門幣及人民幣則與美元價值間接掛鈎，故銀河集團預期該等貨幣價值的波動不會對其經營業務或對銀河集團償還債項的能力造成重大影響。然而，人民幣對美元掛鈎可能有變。請參閱「風險因素 — 與澳門有關的風險」一節。銀河集團概無對沖其滙率風險。

利率風險。銀河集團須就銀行信貸額(與香港銀行同業拆息掛鈎的浮動利率貸款)承擔利率風險。根據銀河集團於二零零四年十二月三十一日在該等信貸額下尚未償還債項港幣317,000,000元，假設香港銀行同業拆息增加100基點，將導致每年利息開支增加約港幣3,200,000元。銀河集團並未訂立利率對沖安排。

通脹。由於澳門博彩業並無出現會構成影響的競爭及經濟狀況或特定價格方面的轉變，故銀河集團預期通脹不會對其經營業務有重大影響。特定價格如燃料及運輸價格等如跟隨一般通脹率出現改變，或會對博彩及酒店業整體發展造成重大不利影響。

規例及税項。銀河須受澳門政府嚴格規管。適用法規如有變動，可能會對銀河的經營業務有重大影響。例如：倘澳門批出更多可經營博彩業務的批給或轉批給，則銀河可能面對更激烈的競爭。此外，銀河須根據批給及澳門法例支付費用、徵費及博彩税，並獲豁免就博彩收入繳納企業所得税，直至二零零八年十二月三十一日止。銀河不能確定須就費用、徵費及銀河所獲豁免就博彩收入繳税作出檢討時，能否與澳門政府達成可以接受的協議。如銀河的

費用、徵費或博彩稅增加，或銀河獲豁免就博彩收入繳納企業所得稅出現變動或不獲豁免，可能會對銀河的業務、現金流量、財政狀況、經營業績及前景造成重大不利影響。請參閱「風險因素－與澳門有關的風險」。

關連人士交易

	附註	二零零一年十一月三十日至二零零二年十二月三十一日 港幣千元	截至二零零三年十二月三十一日止年度 港幣千元	截至二零零四年十二月三十一日止年度 港幣千元
顧問服務費				
前董事	a	55,000	–	–
擔保服務費				
董事	b	–	6,800	–
行政費收入				
一名股東控制的公司	c	–	–	2,479
服務費				
一名董事控制的公司	d	7,581	10,039	5,674
一名董事控制的公司	d	–	4,791	9,745
租金開支				
一名董事控制的公司	e	167	220	–

(a) 該名銀河前董事就路氹項目的收購及用途規劃按雙方協定的費用提供顧問服務。此乃「單次」交易，於完成後將不會繼續。

(b) 該名銀河董事向一間銀行提供個人擔保，作為授予銀河銀行信貸額的部分抵押品，有關服務費按雙方協定比率向銀河收取。此乃「單次」費用，於完成後將不會重複。

(c) 由銀河渡假股份有限公司一名股東控制的一間公司同意就提供行政服務而每年向銀河支付行政費港幣5,000,000元。此項交易將於完成後繼續，但不會於完成後構成嘉華國際或嘉華建材的關連交易。

(d) 該等關連公司向銀河提供專業、技術及行政支援服務，並根據服務協議的條款收費。該等服務協議已於二零零五年終止，於完成後將不會繼續。

(e) 銀河根據租約以協定租金向該關連公司租用一個辦公室。此乃「單次」交易，租約已於二零零三年終止，於完成後將不會繼續。

資產質押

於二零零四年十二月三十一日，受限制銀行存款結餘為港幣253,600,000元。該筆存款已質押作銀河獲授銀行信貸額的抵押品。該等銀行信貸額包括給予政府作為受益人以抵銷根據批給協議銀河之法定及合約責任。截至二零零七年三月三十一日止期間之擔保金額為港幣485,000,000元，隨後於二零零七年四月一日至批給協議屆滿後九十天或二零二二年三月三十一日止（以較早者為準）期間削減至港幣291,000,000元以及餘下兩項循環定期貸款港幣75,000,000元。

銀河集團亦已抵押澳門一幅港幣268,000,000元的租賃土地，以獲取於二零零四年十二月三十一日金額為港幣242,000,000元的短期銀行貸款。

資產負債比率

資產負債比率定義為尚未償還貸款總額減現金及銀行結餘與資產總額的比率。於二零零四年十二月三十一日，銀河集團的現金及銀行結餘為港幣808,500,000元，貸款總額為港幣317,000,000元。於二零零三年十二月三十一日，銀河的資產負債比率為55%。於二零零二年十二月三十一日，銀河集團並無尚未償還貸款。

庫務政策

銀河集團一直對所有以港元或澳門幣列值的銀行存款採取保守的庫務政策，以把外滙風險減至最低。銀河集團的所有借貸均以港幣列值。銀河集團並無參與使用任何衍生產品。

股息政策

董事可酌情決定是否宣派股息，視乎銀河集團的盈利能力、財務狀況、現金需要及可供動用現金以及其他相關因素而定。此外，根據澳門商法典及其章程細則，銀河集團須每年預留溢利的10%作法定儲備，直至該儲備結餘相當於銀河集團股本的25%。這將限制銀河集團向其控股公司派付股息作為預留法定儲備的能力。於二零零四年十二月三十一日，銀河集團於宣派任何股息前須抵銷的累計虧損為港幣96,800,000元。

銀河集團持有的物業權益

銀河集團於二零零五年三月三十一日的物業權益已由獨立估值師進行估值。上述物業權益的有關函件全文、估值概要及估值證書乃載於本通函附錄十內。

下表列示於二零零四年十二月三十一日的經審核綜合財務報表，與二零零五年三月三十一日（即估值生效日期）的未經審核綜合管理賬目內物業權益的對賬：

	港幣千元
於二零零四年十二月三十一日的賬面淨值	333,832
截至二零零五年三月三十一日止三個月的變動	117,540
於二零零五年三月三十一日的賬面淨值	451,372
估值盈餘	1,148,628
附錄十所載於二零零五年三月三十一日的估值	1,600,000

二零零五年三月三十一日的賬面淨值亦包括尚未取得法定業權的銀河路氹城大型娛樂渡假中心因初步設計及地盤平整工程所產生的發展成本44,211,000港元。雖然銀河尚未取得法定業權，銀河仍有權發展根據批給授出位於路氹的該幅土地。根據會計準則，將資產運作達致其擬定用途的應佔直接成本可予撥充資本。因此，有關位於路氹的地盤應佔直接成本乃於銀河財務報表「在建資產」中撥充資本為物業、廠房及設備。

銀河確定本身並無就銀河路氹城大型娛樂渡假中心物業訂立任何口頭或書面協議。銀河目前仍與澳門政府進行初步討論，以落實總綱發展藍圖、商討可供發展的土地批給以及確定各可用類別的認可建築面積以計算授出土地批給時應付的費用。因此，暫時未能就銀河路氹城大型娛樂渡假中心進行有意義的估值。銀河向澳門律師 Sa Carneiro & Pinheiro Torres 確認，並無任何物業權益。

有關進一步詳情，請參閱「銀河集團的概況」一節「銀河路氹城大型娛樂渡假中心」一段。

除自二零零五年三月三十一日(即估值生效日期)後所產生的建築成本外，銀河集團的物業權益概無任何其他變動。

無重大不利變動

除本附錄附註15及會計師報告第III節所披露者外，銀河集團及嘉華建材董事確認自二零零四年十二月三十一日(即最近期銀河集團財務報表編製日期)以來，銀河集團的財務或經營狀況或前景並無重大變動。

未經審核備考財務資料

I. 未經審核備考綜合資產負債表

以下是嘉華建材集團的未經審核備考綜合資產負債表，為了反映假設收購事項已於二零零四年十二月三十一日完成，進行收購事項對嘉華建材集團綜合資產負債表所造成的影響而編製。未經審核備考綜合資產負債表乃按嘉華建材集團年報所載嘉華建材集團二零零四年十二月三十一日經審核綜合資產負債表為基準而編製，並經作出調整僅反映收購事項的影響。

此經擴大嘉華建材集團未經審核備考綜合資產負債表僅供説明而編製，而基於其性質所限，未必可如實反映經擴大嘉華建材集團在未來任何日期的財務狀況。

	於二零零四年十二月三十一日				
	嘉華建材集團		備考調整		經擴大嘉華建材集團
	千港元	千港元 (附註1)	千港元 (附註2)	千港元 (附註3)	千港元
非流動資產					
物業、機器及設備	787,028		376,750	1,280,077 (a)	2,443,855
無形資產	—		1,859	16,784,933 (b)	16,786,792
投資於附屬公司	—	18,423,198		(18,423,198)(e)	—
共同控制實體	382,136				382,136
聯營公司	18,650				18,650
其他非流動資產	272,834		279,572		552,406
	1,460,648				20,183,839
流動資產					
存貨	93,175		2,556		95,731
應收賬款及預付款	547,604		5,390		552,994
應收關聯公司款項	—		42,424		42,424
可收回稅項	1,938				1,938
其他投資	4,217				4,217
現金及銀行結餘	170,952		808,490	534,991 (c)	1,514,433
	817,886				2,211,737

	於二零零四年十二月三十一日				
	嘉華建材集團		備考調整		經擴大嘉華建材集團
	千港元	千港元 (附註1)	千港元 (附註2)	千港元 (附註3)	千港元
流動負債					
應付賬款及應計費用	(341,995)	(18,500)	(825,088)		(1,185,583)
應付關聯公司款項	—		(82,010)		(82,010)
長期負債之現期部份	(10,000)		(218)		(10,218)
短期借貸	—		(317,000)		(317,000)
應付税項	(1,396)				(1,396)
	(353,391)				(1,596,207)
流動資產淨值	464,495				615,530
資產總值減流動負債	1,925,143				20,799,369
長期負債	(311,580)	(3,681,040)	(195,318)	195,009 (c)	(3,992,929)
其他非流動負債	(14,020)				(14,020)
少數股東權益	(154,010)			(487,217)(d)	(641,227)
資產淨值	1,445,533				16,151,193
股本	129,648	184,052	194,175	(194,175)(e)	313,700
儲備	1,315,885	14,539,606	(96,768)	78,770 (e)	15,837,493
股東權益	1,445,533				16,151,193

II. 未經審核備考綜合損益表

以下是嘉華建材集團的未經審核備考綜合損益表，為了反映假設收購事項已於二零零四年一月一日完成，進行收購事項對嘉華建材集團綜合損益表所造成的影響而編製。未經審核備考綜合損益表乃按嘉華建材集團年報所載嘉華建材集團截至二零零四年十二月三十一日止年度經審核綜合損益表為基準而編製，並經作出調整僅反映收購事項的影響。

此未經審核備考綜合損益表僅供説明而編製，而基於其性質所限，未必可如實反映經擴大嘉華建材集團在未來任何財政期間的業績。

	截至二零零四年十二月三十一日止年度			
	嘉華建材集團	備考調整		經擴大嘉華建材集團
	千港元	千港元 (附註4)	千港元 (附註5)	千港元
營業額	1,299,143	123,777		1,422,920
銷售成本	(1,248,459)			(1,248,459)
毛利	50,684			174,461
其他收益	21,355	3,643		24,998
其他營運收入	27,218			27,218
行政費用	(54,376)	(49,381)		(103,757)
其他營運費用	(15,084)	(1,202)	(907,294)(a)	(923,580)
經營溢利／(虧損)	29,797			(800,660)
財務費用	(3,864)	(4,179)	(171,723)(b)	(179,766)
應佔溢利減虧損				
共同控制實體	14,622			14,622
聯營公司	3,371			3,371
除税前溢利／(虧損)	43,926			(962,433)
税項支出	(3,861)			(3,861)
除税後溢利／(虧損)	40,065			(966,294)
少數股東權益	(6,642)		17,527 (c)	10,885
股東應佔溢利／(虧損)	33,423			(955,409)

III. 未經審核備考綜合現金流量表

以下是嘉華建材集團的未經審核備考綜合現金流量表，為了假設收購事項已於二零零四年一月一日完成，進行收購事項對嘉華建材集團綜合現金流量表所造成的影響而編製。未經審核備考綜合現金流量表乃按嘉華建材集團年報所載嘉華建材集團截至二零零四年十二月三十一日止年度經審核綜合現金流量表為基準而編製，並經作出調整僅反映收購事項的影響。

此未經審核備考綜合現金流量表僅供説明而編製，而基於其性質所然，未必可如實反映經擴大嘉華建材集團在未來任何財政期間的現金流量。

	截至二零零四年十二月三十一日止年度			
	嘉華建材集團	備考調整		經擴大嘉華建材集團
	千港元	千港元 (附註6)	千港元 (附註7)	千港元
經營業務之現金流量				
來自經營業務之現金	21,229	892,772		914,001
退回香港利得税	6,731			6,731
已付中國內地所得税	(1,996)			(1,996)
已付利息	(3,864)	(7,738)	(171,723)	(183,325)
融資租賃租金款項之利息部份	—	(24)		(24)
來自經營業務之現金淨額	22,100			735,387
投資業務之現金流量				
購買機器及設備	(68,894)	(89,982)		(158,876)
購買無形資產	—	(2,024)		(2,024)
出售機器及設備所得款項	5,883			5,883
增加投資於共同控制實體	(95,883)			(95,883)
墊款予共同控制實體	(37,376)			(37,376)
遞延支出	(4,145)			(4,145)
受限制銀行存款增加	—	(597)		(597)
遞延應收賬款減少	1,440			1,440
購買長期投資	(51,864)			(51,864)
長期投資減少	1,402			1,402
購買上市投資	(18,456)			(18,456)
出售上市投資所得款項	15,563			15,563
還款自同系附屬公司	70,000			70,000

	截至二零零四年十二月三十一日止年度			
	嘉華建材集團	備考調整		經擴大嘉華建材集團
	千港元	千港元 (附註6)	千港元 (附註7)	千港元
已收利息	3,296	597		3,893
已收共同控制實體之股息	3,223			3,223
用於投資業務之現金淨額	(175,811)			(267,817)
融資活動之現金流量				
發行新股	13,842			13,842
直接控股公司償還之借款	—	(6,018)		(6,018)
提取短期銀行借款	—	1,913		1,913
償還短期銀行借款	(90,000)			(90,000)
新增長期銀行借款	271,580			271,580
償還長期銀行借款	(160,800)			(160,800)
融資租賃款項之資金部份	—	(84)		(84)
已付予股東股息	(17,205)			(17,205)
已付予附屬公司少數股東股息	(851)			(851)
來自融資活動之現金淨額	16,566			12,377
現金及銀行結餘之(減少)／增加淨額	(137,145)			479,947
滙率變動	1,743			1,743
於年初之現金及銀行結餘	306,354	19,675		326,029
於年末之現金及銀行結餘	170,952			807,719

IV. 未經審核備考經調整綜合有形資產淨值

以下是經擴大嘉華建材集團的未經審核備考經調整綜合有形資產淨值報表，為了反映假設收購事項已於二零零四年十二月三十一日完成，進行收購事項對嘉華建材集團的有形資產淨值所造成的影響而編製。未經審核備考經調整綜合有形資產淨值乃按第345至第346頁所載經擴大嘉華建材集團於二零零四年十二月三十一日的未經審核備考綜合資產負債表為基準而編製。

經擴大嘉華建材集團的未經審核備考經調整有形資產淨值以及未經審核備考經調整每股有形資產淨值，乃僅供說明而編製，而基於其性質所限，未必可如實反映經擴大嘉華建材集團在未來日期的財務狀況。

經擴大嘉華建材集團於二零零四年十二月三十一日的未經審核備考綜合資產淨值	減：經擴大嘉華建材集團於進行收購事項後的備考綜合無形資產總值	經擴大嘉華建材集團的未經審核備考經調整綜合有形負債淨值	進行收購事項前每股嘉華建材股份的綜合有形資產淨值	進行收購事項後每股嘉華建材股份的未經審核備考經調整綜合有形負債淨值
千港元	千港元	千港元	港元	港元
	(附註8)		(附註9)	(附註10)
16,151,193	16,786,792	(635,599)	1.11	(0.20)

V. 未經審核備考財務資料附註

1 調整反映收購事項的收購價18,405,198,023港元連同收購事項產生的預期成本18,500,000港元，而收購價將以配發及發行1,840,519,798股入賬列作已繳足股款之嘉華建材代價股份以及向賣方發行本金額為3,681,039,603港元之定息票據支付，其中1,137,000,000港元將以二零零五年四月二十一日配售146,000,000股嘉華建材股份的所得款項中以現金撥付，就編製未經審核備考綜合資產負債表而言，嘉華建材代價股份乃按協定發行價每股8.00港元記錄入賬。然而，現有及新訂香港財務報告準則規定嘉華建材代價股份須按其於收購事項完成日期的公平值於財務報表記錄入賬。有關商譽的會計處理方法乃於下文附註11詳述。

2 誠如本通函第303頁會計師報告所載，調整反映銀河集團於二零零四年十二月三十一日的資產及負債。

3　調整反映於銀河的投資經作出以下各項調整而抵銷：

(a) 根據二零零四年十二月三十一日的賬面淨值319,923,000港元以及於第506至第519頁物業估值報告所載之二零零五年三月三十一日進行的專業估值1,600,000,000港元計算，銀河集團所持銀河星際酒店物業的估值盈餘為1,280,077,000港元；

(b) 於澳門經營娛樂場的權利確認為無形資產16,784,933,000港元，其公平值乃參考銀河收購代價18,800,000,000港元及銀河集團其餘可識別資產及負債的公平值約2,015,000,000港元評估；

(c) 於二零零五年二月三日按面值發行751,900股銀河新股，以換取合共730,000,000港元現金(誠如第325頁會計師報告第III節所載)，其中195,009,000港元用作償還來自銀河渡假股份有限公司的貸款；

(d) 確認少數股東權益(即全部銀河A股)，以及嘉華建材並無收購的2.1%銀河B股；及

(e) 對銷公司間的結餘。

現有及新訂香港財務報告準則規定銀河集團所有可識別資產(包括於澳門經營娛樂場的權利)及負債以及嘉華建材代價股份，需按收購事項完成日期的公平值評估。商譽的會計處理方法乃於下文附註11詳述。

4　調整反映根據第302頁會計師報告所載，銀河集團截至二零零四年十二月三十一日止年度的業績。鑑於銀河於二零零四年七月方始開業，故該年度業績並不反映銀河集團的全年營運。

5　調整反映收購事項的影響如下：

(a) 上文附註3(b)所述在估計批給餘下可使用年期十八年半，根據現有及新訂香港財務報告準則利用直線法計算為數907,294,000港元無形資產的全年攤銷影響；

(b) 假設二零零五年四月二十一日配售146,000,000股嘉華建材股份的所得款項約1,137,000,000港元將會用作償付完成時之部分收購價，按第568頁所載條款計算合共約2,544,000,000港元定息票據於首十二個月的應付利息；及

(c) 以及嘉華建材並無收購的少數股東權益(即2.1%銀河B股)為17,527,000港元。

誠如下文附註11所闡釋，銀河集團的全部可識別無形資產，於澳門經營娛樂場的權利以及電腦軟件的公平值，將於收購事項完成日期與嘉華建材代價股份一併重估。該等公平值如有任何變動，均會導致攤銷金額有變。

定息票據可由嘉華建材隨時全權酌情贖回。倘若嘉華建材行使權利提早贖回定息票據，則根據定息票據應付的利息可能遞減。

6　調整反映根據第305頁會計師報告所載，銀河集團截至二零零四年十二月三十一日止年度的現金流量。鑑於銀河於二零零四年七月方始開業，故該年度現金流量並不反映銀河集團的全年營運。

7　調整反映上文附註5(b)所述約2,544,000,000港元的定息票據的利息款項。

8　經擴大嘉華建材集團的無形資產總值包括銀河集團的無形資產，即根據第317頁的會計師報告所載賬面淨值為1,859,000港元的電腦軟件，以及因收購事項而產生的無形資產(即相當於上文附註3(b)所載於澳門經營娛樂場的權利16,784,933,000港元)。

9　於進行收購事項前每股嘉華建材股份的綜合有形資產淨值，乃根據嘉華建材集團於二零零四年十二月三十一日的經審核資產負債表內有形資產淨值為1,445,533,000港元，以及於該日的已發行1,296,475,563股嘉華建材股份為基準計算。

10　於進行收購事項後每股嘉華建材股份的未經審核備考經調整綜合有形負債淨值，乃根據上文第IV節所載未經審核備考經調整綜合有形負債635,599,000港元，以及3,136,995,361股嘉華建材股份(即於二零零四年十二月三十一日的已發行1,296,475,563股嘉華建材股份，加上根據收購事項將予發行的1,840,519,798股嘉華建材代價股份)為基準計算。

11　現有及新訂香港財務報告準則規定嘉華建材代價股份須於收購事項完成日期在財務報表按公平值入賬，並須於收購事項完成日期評估全部可識別資產及負債(包括無形資產及或然負債)的公平值。因此上述任何公平值變動將於收購事項完成日期作出評估，而偏離上述附註1及3的任何公平值變動，將會影響未經審核備考綜合資產負債表，而偏離上述附註5的任何公平值變動，將會影響綜合損益表。而就此確認的可識別資產(包括於澳門經營娛樂場的權利)及負債的收購事項成本與應佔公平淨值之間的差額(如有)，將會入賬列為商譽或負商譽(視乎情況而定)。倘若嘉華建材

代價股份的公平值增加，則收購事項的成本亦會增加，因而產生商譽(假設上文附註3(b)所載銀河集團的資產及負債的公平值保持不變)。倘若嘉華建材代價股份的公平值下降，則收購事項的成本亦會下降，因而產生負商譽。

因進行收購事項而產生的商譽，將按成本列值確認為資產，並會於往後年度進行檢討是否有減值，而任何減值將須於所產生年度在損益表內確認列作開支。倘若所有可識別資產及負債(包括無形資產及或然負債)超逾收購事項的成本，公平淨值將會須予重新評估，餘下超出的任何款額將於收購事項年度經重新評估後在損益表內入賬列作「其他收入」。誠如未經審核備考財務資料所載，收購事項並無產生任何商譽。

12 香港會計師公會已發出多項新訂及經修訂香港財務報告準則及香港會計準則(「新香港財務報告準則」)，該等準則於二零零五年一月一日或之後開始的會計期間生效。嘉華建材集團並無於編製上述未經審核備考財務資料所依據截至二零零四年十二月三十一日止年度的財務報表提前採納該等新香港財務報告準則。嘉華建材集團已開始評估該等新香港財務報告準則的影響，但現時仍未能說明該等新香港財務報告準則會否對其營運業績及財政狀況造成重大影響。因此，該等新香港財務報告準則可能會重大影響上述未經審核備考財務資料。

以下為獨立申報會計師香港執業會計師羅兵咸永道會計師事務所發出的函件，僅供載入本通函而編製。

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羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈二十二樓

敬啟者：

本所就嘉華建材有限公司(「嘉華建材」)於二零零五年六月三十日刊發的通函(「通函」)內第345至第353頁所載的嘉華建材及其附屬公司(「嘉華建材集團」)的未經審核備考財務資料呈交報告，通函的內容是有關可能收購銀河娛樂場股份有限公司(「銀河」)的88.1%有投票權股份(附有97.9%經濟權益)(「收購事項」)。未經審核備考財務資料由嘉華建材的董事編製，就收購事項對嘉華建材集團的有關財務資料可能造成的影響提供資料，惟僅供説明之用。

董事及申報會計師各自之責任

按照香港聯合交易所有限公司證券上市規則(「上市規則」)第4.29條的規定，嘉華建材董事須要負全責編製未經審核備考財務資料。

本所之責任是按照上市規則的規定，對未經審核備考財務資料出具意見，並且僅向　閣下報告。對於先前就該等用於編製未經審核備考財務資料的任何財務資料發出的任何報告，本所除對該等報告發出當日的受函人負責之外，概不負責。

意見基礎

本所按照英國核數實務委員會頒佈的投資通函報告準則及公佈 1998／8的「依據上市規則對備考財務資料發表報告」(如適用)進行工作。本所的工作並不涉及對任何相關財務資料予以獨立查核。工作主要包括將過往財務資料與文件來源加以比較、考慮支持調整的證據，以及與嘉華建材董事討論未經審核備考財務資料。

本所的工作並不構成按照香港會計師公會頒佈的核數準則規定進行的審核或審閱。因此，本所對未經審核備考財務資料並不作出任何保證。

未經審核備考財務資料乃按照第350至第353頁所載基準編製，惟僅供説明之用，而基於其性質所然，未必能夠顯示緊隨收購事項後嘉華建材集團(包括銀河及其附屬公司)(統稱「經擴大嘉華建材集團」)在未來任何日期的財務狀況；或經擴大嘉華建材集團於未來任何期間的財務業績及現金流量。

意見

本所認為：

(a) 未經審核備考財務資料乃由嘉華建材董事按照所列基準妥為編製；

(b) 此基準符合嘉華建材集團的會計政策；及

(c) 就根據上市規則第4.29(1)條所披露的未經審核備考財務資料而言，該等調整乃屬恰當。

此致

香港
北角
渣華道191號
嘉華國際中心29樓
嘉華建材有限公司
列位董事　台照

羅兵咸永道會計師事務所
香港執業會計師
謹啓

二零零五年六月三十日

未經審核備考財務資料

I. 未經審核備考綜合資產負債表

以下是其餘嘉華國際集團的未經審核備考綜合資產負債表，為了反映假設收購事項及出售事項已於二零零四年十二月三十一日完成，進行收購事項及出售事項對嘉華國際集團綜合資產負債表所造成的影響而編製。未經審核備考綜合資產負債表乃按載於第243頁嘉華國際會計師報告內嘉華國際集團於二零零四年十二月三十一日經審核綜合資產負債表為基準而編製，並僅對收購事項及出售事項的影響作出調整。

此未經審核備考綜合資產負債表僅供説明而編製，而基於其性質所限，未必可如實反映其餘嘉華國際集團在未來任何日期的財務狀況。

於二零零四年十二月三十一日

	嘉華國際集團	備考調整				其餘嘉華國際集團
	千港元	千港元	千港元	千港元	千港元	千港元
		(附註1)	(附註2)	(附註3)	(附註4)	
非流動資產						
物業、機器及設備	1,115,426	376,750	1,280,077 (b)	(2,443,855)	42,429	370,827
無形資產	—	1,859	16,784,933 (c)	(16,786,792)		—
共同控制實體	440,476			(382,136)		58,340
聯營公司	18,650			(18,650)	4,389,894	4,389,894
其他非流動資產	304,898	279,572		(552,406)		32,064
	1,879,450					4,851,125
流動資產						
發展物業	4,561,850					4,561,850
存貨	93,175	2,556		(95,731)		—
應收賬款及預付款	665,360	5,390		(552,994)		117,756
應收關聯公司款項	—	42,424		(42,424)		—
可收回税項	4,384			(1,938)		2,446
其他投資	44,547			(4,217)		40,330
現金及銀行結餘	781,306	808,490	534,991 (d)	(1,514,433)		610,354
	6,150,622					5,332,736

	嘉華國際集團	備考調整				其餘嘉華國際集團
	於二零零四年十二月三十一日					
	千港元	千港元	千港元	千港元	千港元	千港元
		(附註1)	(附註2)	(附註3)	(附註4)	
流動負債						
應付賬款及應計費用	(510,432)	(825,088)	(18,500)(a)	1,185,583		(168,437)
應付關聯公司款項	—	(82,010)		82,010		—
長期負債的現期部份	(808,409)	(218)		10,218		(798,409)
短期借貸	(36,133)	(317,000)		317,000		(36,133)
應付税項	(39,779)			1,396		(38,383)
	(1,394,753)					(1,041,362)
流動資產淨值	4,755,869					4,291,374
資產總值減流動負債	6,635,319					9,142,499
長期負債	(2,675,209)	(195,318)	(3,486,031)(a、d)	3,992,929		(2,363,629)
其他非流動負債	(81,610)			14,020		(67,590)
少數股東權益	(1,147,265)		(487,217)(e)	641,227	496,780	(496,475)
資產淨值	2,731,235					6,214,805
股本	201,564	194,175	(10,123)(a、d)	(313,700)	129,648	201,564
儲備	2,529,671	(96,768)	14,618,376 (a)	(15,837,493)	4,799,455	6,013,241
股東權益	2,731,235					6,214,805

II. 未經審核備考綜合損益表

以下是其餘嘉華國際集團的未經審核備考綜合損益表，為了反映假設收購事項及出售事項已於二零零四年一月一日完成，進行收購事項及出售事項對嘉華國際集團綜合損益表所造成的影響而編製。未經審核備考綜合損益表乃按載於第242頁嘉華國際會計師報告內嘉華國際集團截至二零零四年十二月三十一日止年度經審核綜合損益表為基準而編製，並僅對收購事項及出售事項的影響作出調整。

此未經審核備考綜合損益表僅供說明而編製，而基於其性質所限，未必可如實反映其餘嘉華國際集團在未來任何財政期間的業績。

	截至二零零四年十二月三十一日止年度					
	嘉華國際集團	備考調整				其餘嘉華國際集團
	千港元	千港元 (附註5)	千港元 (附註6)	千港元 (附註7)	千港元 (附註8)	千港元
營業額	1,730,538	123,777		(1,422,920)		431,395
銷售成本	(1,548,383)			1,248,459		(299,924)
毛利	182,155					131,471
其他收益	17,164	3,643		(24,998)		(4,191)
其他營運收入	56,281			(27,218)		29,063
行政費用	(136,755)	(49,381)		103,757		(82,379)
被視作出售經擴大嘉華建材集團的溢利					3,483,570(b)	3,483,570
其他營運費用	(49,893)	(1,202)	(907,294)(a)	923,580		(34,809)
經營溢利	68,952					3,522,725
財務費用	(13,425)	(4,179)	(171,723)(b)	179,766		(9,561)
應佔溢利減虧損						
共同控制實體	238,976			(14,622)		224,354
聯營公司	3,371			(3,371)	(261,589)(a)	(261,589)
除稅前溢利	297,874					3,475,929
稅項	(42,434)			3,861	(1,049)(a)	(39,622)
除稅後溢利	255,440					3,436,307
少數股東權益	(21,117)		17,527 (c)	(10,885)	11,329(b)	(3,146)
股東應佔溢利	234,323					3,433,161

III. 未經審核備考綜合現金流量表

以下是其餘嘉華國際集團的未經審核備考綜合現金流量表，為了反映假設收購事項及出售事項已於二零零四年一月一日完成，進行收購事項及出售事項對嘉華國際集團綜合現金流量表所造成的影響而編製。未經審核備考綜合現金流量表乃按載於第245至第246頁嘉華國際會計師報告內嘉華國際集團截至二零零四年十二月三十一日止年度經審核綜合現金流量表為基準而編製，並僅對收購事項及出售事項的影響作出調整。

此未經審核備考綜合現金流量表僅供説明而編製，而基於其性質所限，未必可如實反映其餘嘉華國際集團在未來任何財政期間的現金流量。

	截至二零零四年十二月三十一日止年度					
	嘉華國際集團	備考調整				其餘嘉華國際集團
	千港元	千港元	千港元	千港元	千港元	千港元
		(附註9)	(附註10)	(附註11)	(附註12)	
經營業務之現金流量						
用於經營業務之現金	(1,773,049)	892,772		(914,001)		(1,794,278)
税項支出淨額	(2,514)			(4,735)		(7,249)
利息支出	(56,241)	(7,762)	(171,723)	183,349		(52,377)
用於經營業務之現金淨額	(1,831,804)					(1,853,904)
投資業務之現金流量						
購買物業、機器及設備	(71,365)	(89,982)		158,876		(2,471)
購買無形資產	—	(2,024)		2,024		—
遞延支出	(4,145)			4,145		—
受限制銀行存款增加	—	(597)		597		—
還款自共同控制實體	392,636			37,376		430,012
購買長期投資	(51,864)			51,864		—
長期投資減少	1,402			(1,402)		—
出售物業、機器及設備所得款項	5,905			(5,883)		22
遞延應收賬減少	1,440			(1,440)		—
增加投資於共同控制實體	(100,290)			95,883		(4,407)
購買上市證券投資	(18,456)			18,456		—
出售上市證券投資所得款項	15,563			(15,563)		—
還款自同系附屬公司	—			(70,000)	70,000	—

	截至二零零四年十二月三十一日止年度					
	嘉華國際集團	備考調整				其餘嘉華國際集團
	千港元	千港元 (附註9)	千港元 (附註10)	千港元 (附註11)	千港元 (附註12)	千港元
出售非上市證券投資所得款項	44,404					44,404
已收利息	10,436	597		(3,893)		7,140
已收上市證券投資之股息	1,807					1,807
已收聯營公司之股息	—				12,764	12,764
已收共同控制實體之股息	3,223			(3,223)		—
來自投資業務之現金淨額	230,696					489,271
融資活動之現金流量						
發行新股	4,940					4,940
可換股債券之發行費用	(16,348)					(16,348)
嘉華國際集團向嘉華建材集團償還借款	—				(70,000)	(70,000)
直接控股公司償還借款	—	(6,018)		6,018		—
來自少數股東之借款增加淨額	36,328			(13,842)		22,486
新增長期借款	2,299,816			(271,580)		2,028,236
償還長期借款	(274,460)			160,800		(113,660)
融資租賃款項的資金部份	—	(84)		84		—
於借款日起計三個月後償還之短期銀行借款之減少	(140,851)	1,913		88,087		(50,851)
已付予股東股息	(40,757)			17,205	(17,205)	(40,757)
已付予少數股東股息	(5,292)			851	4,441	—
來自融資活動之現金淨額	1,863,376					1,764,046
現金及銀行結餘之增加	262,268					399,413
於年度開始之現金及銀行結餘	517,065	19,675		(326,029)		210,711
滙率變動之影響	1,973			(1,743)		230
於年度終結之現金及銀行結餘	781,306					610,354

IV. 未經審核備考財務資料附註

1 調整反映本通函第303頁會計師報告所載銀河集團於二零零四年十二月三十一日的資產及負債。

2 調整反映於銀河的投資按以下各項抵銷：

(a) 配發及發行1,840,519,798股嘉華建材代價股份已列作繳足股款入賬，以及向賣方發行本金額為3,681,039,603港元的定息票據，其中1,137,000,000港元將以二零零五年四月二十一日配售146,000,000股嘉華建材股份的所得款項淨額中以現金撥付，連同收購事項產生的預期成本18,500,000港元；

(b) 根據二零零四年十二月三十一日的賬面淨值319,923,000港元以及第506至第519頁物業估值報告所載於二零零五年三月三十一日進行的專業估值1,600,000,000港元計算，銀河集團所持銀河星際酒店物業的估值盈餘為1,280,077,000港元；

(c) 於澳門經營娛樂場的權利確認為無形資產16,784,933,000港元，其公平值乃參考銀河收購代價18,800,000,000港元及銀河集團其餘可識別資產及負債的公平值約2,015,000,000港元評估；

(d) 於二零零五年二月三日按面值發行751,900股銀河新股以換取合共730,000,000港元現金(誠如第325頁會計師報告第III節所載，其中195,009,000港元用作償還來自銀河渡假股份有限公司的貸款)；及

(e) 確認少數股東權益(即全部銀河A股)，以及嘉華建材並無收購的2.1%銀河B股及其所佔銀河集團的資產淨值。

1,840,519,798股嘉華建材代價股份乃按協定發行價每股面值8.00港元記錄，以作編製未經審核備考綜合資產負債表之用。現有及新訂香港財務報告準則規定銀河集團所有可識別資產(包括於澳門經營娛樂場的權利)及負債需按收購事項完成日期的公平值評估。有關商譽的會計處理方法於下文附註13作進一步討論。

3 調整反映根據第345至第346頁嘉華建材集團的未經審核備考財務資料，由於進行出售事項，因此不綜合計算經擴大嘉華建材集團的影響。

4 此調整反映就過往嘉華建材集團綜合賬的調整金額42,429,000港元撥回，以及於進行收購事項後，因發行嘉華建材代價股份對嘉華建材的權益造成的攤薄影響，而嘉

華建材的權益則歸類列為聯營公司的投資，並按應佔經擴大嘉華建材集團的資產淨值入賬。誠如下文附註13所闡釋，倘若嘉華建材代價股份的公平值在會計入賬目的方面出現任何變動，以及銀河集團可識別資產及負債出現任何變動，均會影響經擴大嘉華建材集團的綜合資產淨值，因而影響其餘嘉華國際集團的綜合資產淨值。

5　調整反映根據第347頁會計師報告所載銀河集團截至二零零四年十二月三十一日止年度的業績。鑑於銀河於二零零四年七月方始開業，故該年度業績並不反映銀河集團的全年營運。

6　調整反映收購事項影響如下：

(a)　上文附註2所述利用直線法計算為數907,294,000港元無形資產的全年攤銷影響，會根據現時及新訂香港財務報告準則，按估計批給餘下可使用年期為十八年半計算；

(b)　假設二零零五年四月二十一日配售146,000,000股嘉華建材股份的所得款項淨額約1,137,000,000港元將會用作償付收購完成時之部分作價，按第568頁所載條款計算合共2,544,000,000港元定息票據於首十二個月的應付利息；及

(c)　嘉華建材並無收購的少數股東權益（即2.1%銀河B股）為17,527,000港元。

誠如下文附註13所闡釋，銀河集團所有可識別無形資產、於澳門經營娛樂場的權利以及電腦軟件，將按於收購事項完成日期的公平值與嘉華建材代價股份一併重估。該等公平值如有任何變動，均會導致攤銷金額有變。

定息票據可由嘉華建材隨時全權酌情贖回。倘若嘉華建材行使權利提早贖回定息票據，則根據定息票據應付的利息可能遞減。

7　調整反映於完成收購事項時，因發行嘉華建材代價股份後而對嘉華建材的權益造成攤薄影響，並進行出售事項而不綜合計算經擴大嘉華建材集團的影響。經擴大嘉華建材集團的未經審核備考財務資料載於第358頁。

8　調整反映出售事項的影響如下：

(a) 經擴大嘉華建材集團的業績於其餘嘉華國際集團的損益賬內歸類列為應佔聯營公司溢利減虧損以及應佔税項支出；及

(b) 被視作出售經擴大嘉華建材集團的攤薄權益所得溢利為3,483,570,000港元，相當於進行收購事項後所佔資產淨值的增加以及嘉華建材少數股東權益的撥回。

誠如上文附註6所闡釋，銀河集團無形資產的攤銷如有任何變動，均會影響應佔經擴大嘉華建材集團的業績。誠如下文附註13所闡釋，經擴大嘉華建材集團的綜合資產淨值的任何變動，將會影響該筆被視作出售所得的溢利。

9　調整反映根據第305頁所載的會計師報告銀河集團截至二零零四年十二月三十一日止年度的現金流量。由於銀河於二零零四年七月方始營運，該年度的現金流量並無反映銀河集團的全年營運。

10　調整反映上文附註6所述約2,544,000,000港元的定息票據的利息款項。

11　調整反映於完成收購事項時，因發行嘉華建材代價股份後對嘉華建材的權益造成攤薄影響，並進行出售事項而不綜合計算經擴大嘉華建材集團的影響。經擴大嘉華建材集團的未經審核備考財務資料載於第348至第349頁。

12　調整反映由於不綜合計算經擴大嘉華建材集團賬目而作出的綜合調整。

13　現有及新訂香港財務報告準則規定嘉華建材代價股份須於收購事項完成日期在財務報表按公平值入賬，並須於收購事項完成日期評估全部可識別資產及負債(包括無形資產及或然負債)的公平值。因此上述任何公平值變動將於收購事項完成日期作出評估，而偏離上述附註2及6的任何公平值變動，將會影響未經審核備考綜合資產負債表，而偏離上述附註8的任何公平值變動，將會影響綜合損益表。而就此確認的可識別資產(包括於澳門經營娛樂場的權利)及負債的收購事項成本與應佔公平淨值之間的差額(如有)，將會入賬列為商譽或負商譽(視乎情況而定)。倘若嘉華建材

代價股份的公平值增加，則收購事項的成本亦會增加，因而產生商譽(假設上文附註2(c)所載銀河集團的資產及負債的公平值保持不變)。倘若嘉華建材代價股份的公平值下降，則收購事項的成本亦會下降，因而產生負商譽。

因進行收購事項而產生的商譽，將按成本列值確認為資產，並會於往後年度進行每年檢討是否有減值，而任何資產減值將須於產生的年度內在損益表內確認列作開支。倘若所有可識別資產及負債(包括無形資產及或然負債)超逾收購事項的成本，公平淨值將會須予重新評估，餘下超出的任何款額將於收購事項年度經重新評估後在損益表內入賬列作「其他收入」。誠如未經審核備考財務資料所載，收購事項並無產生任何商譽。

14　香港會計師公會已發出多項新訂及經修訂香港財務報告準則及香港會計準則(「新香港財務報告準則」)，該等準則於二零零五年一月一日或之後開始的會計期間生效。嘉華國際集團在編製上述未經審核備考財務資料所依據截至二零零四年十二月三十一日止年度的財務報表並未有提前採納該等新香港財務報告準則。嘉華國際集團經已展開評估該等新香港財務報告準則的影響，但現時仍未能分析該等新香港財務報告準則會否對其營運業績及財政狀況造成重大影響。因此，該等新香港財務報告準則可能會重大影響上述未經審核備考財務資料。

以下為獨立申報會計師香港執業會計師羅兵咸永道會計師事務所發出的函件，僅供載入本通函而編製。

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈二十二樓

敬啟者：

本所就嘉華國際集團有限公司(「嘉華國際」)於二零零五年六月三十日刊發的通函(「通函」)內第356至第364頁所載的嘉華國際及其附屬公司(「嘉華國際集團」)的未經審核備考財務資料呈交報告，通函的內容是有關嘉華建材有限公司(「嘉華建材」)可能收購銀河娛樂場股份有限公司(「銀河」)的88.1%有投票權股份(附有97.9%經濟權益)(「收購事項」)以及其後被視作出售嘉華建材38.6%權益(「出售事項」)。未經審核備考財務資料由嘉華國際的董事編製，就收購事項及出售事項對嘉華國際集團的有關財務資料可能造成的影響提供資料，惟僅供説明之用。

董事及申報會計師各自之責任

按照香港聯合交易所有限公司證券上市規則(「上市規則」)第4.29條的規定，嘉華國際董事須要負全責編製未經審核備考財務資料。

本所之責任是按照上市規則的規定，對未經審核備考財務資料出具意見，並且僅向　閣下報告。對於先前就該等用於編製未經審核備考財務資料的任何財務資料發出的任何報告，本所除對該等報告發出當日的受函人負責之外，其他概不負責。

意見基礎

本所按照英國核數實務委員會頒佈的投資通函報告準則及公佈 1998／8的「依據上市規則對備考財務資料發表報告」(如適用)進行工作。本所的工作並不涉及對任何相關財務資料予以獨立查核。工作主要包括將過往財務資料與文件來源加以比較、考慮支持調整的證據，以及與嘉華國際董事討論未經審核備考財務資料。

本所的工作並不構成按照香港會計師公會頒佈的核數準則規定進行的審核或審閱。因此，本所對未經審核備考財務資料並不作出任何保證。

未經審核備考財務資料乃按照第361至第364頁所載基準編製，惟僅供説明之用，而基於其性質所然，未必能夠顯示緊隨出售事項後嘉華國際集團(不包括嘉華建材及其附屬公司(「其餘嘉華國際集團」)在未來任何日期的財務狀況；或其餘嘉華國際集團於未來任何期間的財務業績及現金流量。

意見

本所認為：

(a) 未經審核備考財務資料乃由嘉華國際董事按照所列基準適當地編製；

(b) 此基準符合嘉華國際集團的會計政策；及

(c) 就根據上市規則第4.29(1)條所披露的未經審核備考財務資料而言，該等調整乃屬恰當。

此致

香港
北角
渣華道191號
嘉華國際中心29樓
嘉華國際集團有限公司
列位董事　台照

羅兵咸永道會計師事務所
香港執業會計師
謹啓

二零零五年六月三十日

以下是獨立物業估值師 Chesterton International Property Consultants Pte Ltd 及卓德測計師行有限公司就下文所述其餘嘉華國際集團的物業權益於二零零五年三月三十一日進行的估值發出的函件全文、估值概要及估值證書，以供載於本通函而編製。

Chesterton
PETTY
卓德

Chesterton
INTERNATIONAL

國際物業顧問

卓德測計師行有限公司
香港
中環
添美道1號
中信大廈16樓

電話 2840 1177
傳真 2840 0600

Chesterton International Property Consultants Pte Ltd
5 Temasek Boulevard #07-02 Suntec Tower Five
Singapore 038985
Tel: (65) 6221 8288 Fax: (65) 6225 7537
http://www.chesterton.sg
Business Reg No. 198404370K

敬啟者：

關於：嘉華國際集團有限公司物業組合估值
1) 明古連街180A號15個住宅單位
2) 振瑞路171號66個辦公室單位及80個泊車位

吾等茲遵照　閣下的指示，對　貴集團（當中包括嘉華國際集團有限公司（「嘉華國際」）及其附屬公司，惟不包括嘉華建材有限公司及其附屬公司）（「其餘嘉華國際集團」）在新加坡持有的上述物業權益進行估值。有關詳情載於隨附估值證書。吾等確認曾進行有關視察及作出查詢，並蒐集吾等認為必要的其他資料，以便向　閣下提供吾等對個別物業權益於二零零五年三月三十一日（「估值日」）的市值的意見。

吾等的估值乃吾等對該等物業權益市值的意見。所謂市值，就新加坡測量師及估值師協會（Singapore Institute of Surveyors and Valuers）所下定義而言，乃「自願買家與自願賣家就有關權益經適當推銷後於估值日達成物業易手的公平交易估計金額，而雙方乃在知情及審慎情況下自願進行交易」。

吾等已將市值的定義獨立地應用於各項物業權益。因此，吾等並無考慮於同一時間出售整個物業組合的潛在影響。

在對物業權益進行估值時，吾等採用收入法(如適用)，並參考於公開市場可資比較的銷售交易進行估值。

吾等於估值時，乃假設業主將該等物業在公開市場求售，而無憑藉遞延條款合約、售後租回、合資經營、管理協議或任何類似的安排，以抬高該等物業的價值。

吾等的估值並無考慮該等物業的抵押、按揭或拖欠的款項，或在出售成交時可能產生的任何開支或税項。除另有説明者外，吾等假設該等物業概不附帶可影響其價值的繁重負擔、限制及支銷。

吾等已向新加坡的土地管理局進行查冊。然而，吾等沒有查證文件正本以核實所有權或確認可能未收錄於吾等所獲提供副本中的修訂條款是否存在。

吾等在頗大程度上依賴　閣下提供的資料，尤其有關其餘嘉華國際集團應佔權益、法定通告、地役權、租賃、發展計劃、地盤及樓面面積及平面圖。吾等並無進行實地測量。估值證書內所載的所有尺寸、量度及面積均根據吾等在有關公共機關所取得資料為基準。

吾等已就估值對物業進行視察。於視察過程中，吾等並無發現任何嚴重損毀。然而，吾等並無進行任何結構測量，亦無測試任何樓宇設施。因此，吾等無法呈報該等物業是否確無腐朽、蟲蛀或任何其他結構損毀。

吾等的估值一般包括構成樓宇設施裝備一部份的全部機械及機器。然而，吾等的估值不包括可能純綷為了佔用者的工業或商用加工工作而裝置的機械、機器與設備，連同傢俬、設備、租戶的固定裝置及裝修。

吾等估值內所採用滙率為1新加坡元=4.6港元，自估值日起至本函件發出當日期間，上述滙率並無任何重大變動。

吾等乃遵照香港聯合交易所有限公司《證券上市規則》第5章的所有規定，以及英國皇家特許測量師學會(香港分會)及香港測量師學會刊行的《香港物業資產估值指引備忘》就物業權益進行估值。

隨函附奉吾等的估值概要及估值證書。

此致

香港
北角
渣華道191號
嘉華國際中心
29樓
嘉華國際集團有限公司
列位董事 台照

代表
卓德測計師行有限公司
執行董事
陳致馨
特許測量師
MRICS MHKIS RPS (GP)

代表
Chesterton International Property Consultants Pte Ltd
估值及諮詢服務部
高級執行董事
Chng Shih Hian

謹啟

二零零五年六月三十日

附註： Chng Shih Hian 先生獲新加坡國內稅務局認可為持牌評值師（產業測量）兼新加坡測量師及估值師協會的會員。彼在新加坡及區內物業估值方面擁有逾十五年經驗。

估值概要

由其餘嘉華國際集團於新加坡持作投資的物業權益	於二零零五年三月三十一日現況下的資本值
1. 新加坡明古連街180A號15個住宅單位	9,100,000新加坡元（約41,860,000港元）
2. 新加坡振瑞路171號66個辦公室單位及80個泊車位	25,671,000新加坡元（約118,086,600港元） 1,400,000新加坡元（約6,440,000港元）
	36,171,000新加坡元（約相當於166,386,600港元）

估值證書

	物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的資本值
1.	新加坡郵編189647號明古連街180A號(又名明古連)商住發展物業內一幢19層高住宅大廈內15個住宅單位	所述物業的租賃年期為99年，自一九九五年六月二十四日起生效。 該15個住宅單位的總分層樓面面積約為1,280平方米(13,778平方呎)。分層樓面面積的分佈如下： 單位編號 — 分層樓面面積(平方米) #05-07　97 #06-06　82 #07-05　82 #07-06　82 #08-05　82 #08-06　82 #09-05　89 #09-06　89 #11-06　82 #13-05　89 #13-06　89 #14-06　82 #17-06　89 #19-05　82 #19-06　82 總計　1,280 除#05-07號單位為三房單位外，該等單位均為兩房單位。 該等物業的樓齡約為六年。 該等物業持作投資用途。	該等物業於二零零五年三月二十八日(即視察日期)租出。 自視察日期(二零零五年三月二十八日)至二零零五年三月三十一日，該等物業的狀況概無任何變動。 該等物業的佔用狀況詳情載於本報告附表一。出租單位的每月租金總額為37,700新加坡元(約相當於173,420港元)。	該等單位的總市值為9,100,000新加坡元(約41,860,000港元)

附註：

1. 該等物業的註冊擁有人為 Top Ridge Management Limited。

2. Top Ridge Management Limited 為嘉華國際的全資附屬公司。

3. 該等物業按二零零三年總綱圖則屬「商住」區。

估值證書

	物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的資本值
2.	新加坡郵編169877號振瑞路171號(又名新生商業中心)一幢12層高商業樓宇內66個辦公室單位及80個泊車位	所述物業的租賃年期為99年,自一九六九年六月二日起生效。 該等物業的樓齡介乎約30至35年,且該等物業約於14年前進行翻新。 該等物業持作投資用途。 該66個辦公室單位的總分層樓面面積約為5,747平方米(61,860平方呎)。 該等泊車位的分層樓面面積約為2,311平方米(24,875平方呎)。 該等辦公室單位分層樓面面積(平方米)的分佈如下:	該等辦公室單位分別由擁有人佔用、租賃或空置。 該擁有人佔用的辦公室單位總樓面面積為124平方米。 該等物業的佔用狀況詳情載於本報告附表二。	該66個辦公室單位的總市值為25,671,000新加坡元(約118,086,600港元) 該80個泊車位的總市值為1,400,000新加坡元(約6,440,000港元)

#01-01	32
#01-02	92
#02-01	122
#02-02	188
#02-03	62
#02-04	46
#02-05	69
#02-06	60
#02-07	58
#02-08	59
#02-09	171
#02-10	76
#02-11	76
#02-12	76
#02-13	79
#02-14	47
#03-01	191
#03-02	132
#03-03	58
#03-04	59
#03-05	152
#03-06	76
#03-07	76
#03-08	76
#03-09	79

物業	概況及年期		佔用詳情	於二零零五年三月三十一日現況下的資本值
	#03-10	47		
	#04-01	191		
	#04-02	132		
	#04-03	58		
	#04-04	59		
	#09-01	134		
	#09-02	131		
	#09-03	58		
	#09-04	59		
	#09-05	131		
	#09-06	59		
	#09-07	59		
	#09-08	59		
	#09-09	72		
	#10-01	134		
	#10-02	131		
	#10-03	58		
	#10-04	59		
	#10-05	131		
	#10-06	59		
	#10-07	59		
	#10-08	59		
	#10-09	72		
	#11-01	134		
	#11-02	131		
	#11-03	58		
	#11-04	59		
	#11-05	131		
	#11-06	59		
	#11-07	59		
	#11-08	59		
	#11-09	72		
	#12-01	134		
	#12-02	131		
	#12-03	58		
	#12-04	59		
	#12-05	131		
	#12-06	59		
	#12-07	59		
	#12-08	59		
	#12-09	72		

附註：

1. 該等物業的註冊擁有人為華繼有限公司。

2. 華繼有限公司為嘉華國際的全資附屬公司。

3. 該等物業按二零零三年總綱圖則屬「商用」區。

附表一

TOP RIDGE MANAGEMENT LIMITED
明古連街180A號

租賃報告

於二零零五年三月

單位編號	租戶名稱	佔用人名稱	面積	淨額 (新加坡元)	維修保養費 (新加坡元)	傢俬及裝修 (新加坡元)	季度停車場 (新加坡元)	家事服務 (新加坡元)	總額 (新加坡元)	承租按金 (新加坡元)	租期
#05-07	Carrier International Corporation	Chang Shu Ling女士	1,044	1,750	300	1,150			3,200	6,400	20.03.04 – 28.06.05
#06-06	Akebono Corporation Asia Pte Ltd	Kiyoshi Igarashi先生	883	1,700	250	750			2,700	5,400	25.06.03 – 24.06.05
#07-05	DHL Express (Singapore) Pte Ltd	Wade Britt先生	883	1,500	250	850		250	2,850	5,700	01.11.03 – 31.10.05
#07-06	Robm Electroncis Asia Pte Ltd	Kenichi Hisamoto先生	883	1,560	250	690	100		2,600	5,200	07.06.04 – 15.06.05
#08-05	Kokusai Electric Asia Pacific Co Ltd	Higashida Masanobu先生	883	1,680	250	970			2,900	5,800	18.01.05 – 17.01-07
#08-06	**自二零零四年十二月四日起空置**		883								
#09-05	Hitachi Semiconductor Singapore Pte Ltd	Fujiki Daisuke先生	958	1,350	250	1,300			2,900	5,800	01.11.04 – 31.10-06
#09-06	NYK Line (Asia) Pte Ltd	Keiichi Saeki先生	958	1,640	250	1,010		250	3,150	6,300	01.12.03 – 30.11-05
#11-06	Hitachi Ksaei Shoji Co Ltd	Yoshiike Hiroyuki先生	883	1,700	250	750			2,700	5,400	13.09.03 – 12.09.05
#13-05	Macquarie Corporate Tele P L	Mark Alistair先生	958	1,900	250	750			2,900	5,800	09.03.04 – 08.09.05
#13-06	Siemens Pte Ltd	Willam Rosburg先生	958	1,800	250	950			3,000	6,000	09.10.04 – 08.10-06
#14-06	**自二零零五年二月四日起空置**		883								
#17-06	Toagosei Asia Pte Ltd	Hiromi Eguchi先生	958	1,800	250	750	100		2,900	5,800	20.03.04 – 19.03-06
#19-05	Yamaha Motor Asia Pte Ltd	Tetsuo Kondo先生	883	1,400	250	1,250	100		3,000	6,000	22.11.03 – 21.11-05
#19-06	Hitachi Semiconductor Singapore Pte Ltd	Uchida Norihiro先生	883	1,450	250	1,200			2,900	5,800	19.10.04 – 18.10.05
		總計	**13,781**	**21,230**	**3,300**	**12,370**	**300**	**500**	**37,700**	**75,400**	
		(港元約數)		**97,658**	**15,180**	**56,902**	**1,380**	**2,300**	**173,420**	**346,840**	

附表二

CHINAPEX COMPANY LIMITED

租賃報告 — SAN CENTRE

於二零零五年三月

單位編號	租戶名稱	樓面面積 平方米	樓面面積 平方呎	PSF	每月結算款項 淨額 (新加坡元)	每月結算款項 管理費 (新加坡元)	每月結算款項 總額 (新加坡元)	GST (新加坡元)	總計 (新加坡元)	承租按金 (新加坡元)	租期
#01-01	業主 一 佔用	32	345								
#01-02	業主 一 佔用	92	990								
#02-01	E & D Int'l logistics Services P L	122	1,313	2.00	1,741.75	884.25	2,626.00	131.30	2,757.30	7,878.00	01/11/04 – 31/01/2006
#02-02	**** 空置 **** 自二零零零年十月一日起	188	2,024								
#02-03	**** 空置 **** 自二零零四年十月一日起	62	667								
#02-04	TCP Asia Pacific	46	495	2.00	659.25	330.75	990.00	49.50	1,039.50	1,980.00	01/02/05 – 31/01/2007
#02-05	**** 空置 **** 自二零零二年五月一日起	69	743								
#02-06	**** 空置 **** 自二零零三年三月一日起	59	635								
#02-07	**** 空置 **** 自二零零三年三月一日起	59	635								
#02-08	**** 空置 **** 自二零零三年七月一日起	59	635								
#02-09	**** 空置 **** 自二零零一年十二月一日起	171	1,841								
#02-10	**** 空置 **** 自二零零一年十二月一日起	76	818								
#02-11	**** 空置 **** 自二零零三年七月一日起	76	818								
#02-12	**** 空置 **** 自二零零三年七月一日起	76	818								
#02-13	**** 空置 **** 自二零零二年三月一日起	79	850								
#02-14	Pla Matals (Singapore) Pte Ltd	47	506	2.50	927.50	337.50	1,265.00	63.25	1,328.25	3,795.00	20/05/04 – 19/05/2006
#02-04	兩個月按金										
#03-01	M + R forwarding Pte Ltd	191	2,056	2.00	2,728.25	1,383.75	4,112.00	205.60	4,317.60	8,224.00	15/10/04 – 14/10/2006
#03-02	P.C.A.S Private Limited	132	1,421	2.40	2,458.65	951.75	3,410.40	170.52	3,580.92	10,231.20	22/10/04 – 21/10/2006
#03-03	Tekken Corporation	58	624	2.20	954.30	418.50	1,372.80	68.64	1,441.44	4,118.40	01/07/04 – 30/06/2005
#03-04	**** 空置 **** 自二零零三年十一月十一日起	59	635								
#03-05	Swiber Offshore Pte Ltd	152	1,636	2.10	2,335.35	1,100.25	3,435.60	171.78	3,607.38	6,871.20	15/12/04 – 14/12/2006
#03-06	**** 空置 **** 自二零零四年九月十六日起	76	818								
#03-07	Global Alliance Recruitment Pte Ltd	76	818	2.10	1,164.30	553.50	1,717.80	85.89	1,803.69	5,153.40	01/03/05 – 28/02/2007
#03-08	Global Utility Development Co Ltd	76	818	2.50	1,532.50	512.50	2,045.00	102.25	2,147.25	4,090.00	15/09/04 – 14/09/2005
#03-09	Ensign Freight Pte Ltd	79	850	2.50	1,593.75	531.25	2,125.00	106.25	2,231.25	6,375.00	08/01/05 – 07/01/2006
#03-10	ie IDEAS Pte Ltd	47	506	2.50	927.50	337.50	1,265.00	63.25	1,328.25	3,795.00	01/01/04 – 31/12/2005
#04-01	Rohlig International (s) Pte Ltd	191	2,056	2.40	3,550.65	1,383.75	4,934.40	246.72	5,181.12	14,803.20	01/08/04 – 31/07/2006
#04-02	Coastline Maritime Pte Ltd	132	1,421	2.50	2,600.75	951.75	3,552.50	177.63	3,730.13	10,657.50	01/07/04 – 30/06/2006
#04-03	Compass Holdings Pte Ltd	58	624	2.00	829.50	418.50	1,248.00	62.40	1,310.40	2,496.00	01/09/04 – 31/08/2006
#04-04	Logic China Investment & Trading Services Pte Ltd	59	635	2.50	1,162.25	425.25	1,587.50	79.38	1,666.88	4,762.50	22/1/05 – 21/01/2006
#03-01	**兩個月按金**										
#03-05	**兩個月按金**										
#03-08	**兩個月按金**										
#04-03	**兩個月按金**										
#09-01/04	**** 空置 **** 自二零零四年十月一日起	382	4,112								
#09-05	Educational Resources Pte Ltd	131	1,410	2.50	2,573.25	951.75	3,525.00	176.25	3,701.25	10,575.00	15/11/04 – 14/11/2005
#09-06	**** 空置 **** 自二零零五年一月一日起	59	635								
#09-07	PM Advisory & Associates	59	635	2.50	1,193.75	393.75	1,587.50	79.38	1,666.88	3,175.00	01/01/05 – 30/06/2005
#09-08	Multi Sources Pte Ltd	59	635	2.50	1,162.25	425.25	1,587.50	79.38	1,666.88	3,175.00	01/12/04 – 30/11/2006
#09-09	Lee & Tan Advocates & Solicitor	72	775	2.50	1,417.75	519.75	1,937.50	96.88	2,034.38	5,812.50	01/09/04 – 31/08/2006
#10-01	Taisei Corporation	134	1,443	2.60	2,851.80	900.00	3,751.80	187.59	3,939.39	11,255.40	01/07/03 – 30/06/2005
#10-02/03	VLK Traders (s) Pte Ltd	189	2,034	2.70	4,324.55	1,167.25	5,491.80	274.59	5,766.39	16,475.40	01/07/02 – 30/06/2005
#10-04	**** 空置 **** 自二零零四年十月十五日起	59	635								
#10-05	Sanko Progress Corporation	131	1,410	3.00	3,419.25	810.75	4,230.00	211.50	4,441.50	12,690.00	01/01/05 – 30/06/2005

單位編號	租戶名稱	樓面面積 平方米	樓面面積 平方呎	PSF	每月結算款項 淨額 (新加坡元)	管理費 (新加坡元)	總額 (新加坡元)	GST (新加坡元)	總計 (新加坡元)	承租按金 (新加坡元)	租期
#10-06	Philip Loh Hai Fee	59	635	2.50	1,193.75	393.75	1,587.50	79.38	1,666.88	4,762.50	01/07/04 – 31/07/2005
#10-07	Espansione Sales Pte Ltd	59	635	2.50	1,225.25	362.25	1,587.50	79.38	1,666.88	4,762.50	01/04/04 – 31/03/2006
#10-08/09	Rockwood Specialities (Singapore) Pte Ltd	131	1,410	2.50	2,580.00	945.00	3,525.00	176.25	3,701.25	10,575.00	01/12/04 – 30/11/2006
附註：	**#09-07 — 兩個月按金** **#09-08 — 兩個月按金**										
#11-01/02	Brunel International S E A Pte Ltd	265	2,853	2.50	5,280.75	1,851.75	7,132.50	356.63	7,489.13	21,397.50	01/04/05 – 31/03/2006
#11-03	Shoei Universal Corporation	58	624	2.50	1,141.50	418.50	1,560.00	78.00	1,638.00	4,680.00	01/04/05 – 31/03/2007
#11-04	Andritz Singapore Pte Ltd	59	635	2.80	1,384.25	393.75	1,778.00	88.90	1,866.90	5,334.00	01/04/04 – 31/03/2006
#11-05	Blair International Singapore P L	131	1,410	2.40	2,432.25	951.75	3,384.00	169.20	3,553.20	10,152.00	01/03/05 – 28/02/2008
#11-06	Zhong Yang Resources Pte Ltd	59	635	2.40	1,098.75	425.25	1,524.00	76.20	1,600.20	3,048.00	01/11/04 – 31/10/2006 兩個月
#11-07	**空置自二零零五年四月十六日起**	**59**	**635**								
#11-08	**空置自二零零五年六月一日起**	59	635								
#11-09	Genoyer SA	72	775	2.45	1,379.00	519.75	1,898.75	94.94	1,993.69	5,696.25	22/12/04 – 21/12/2005
#12-01/04	Fuji Electric FA Singapore Private Ltd	382	4,112	2.40	7,306.30	2,562.50	9,868.80	493.44	10,362.24	29,606.40	01/04/04 – 31/03/2006
#12-05	Draka NK Cables (Asia) Pte Ltd	131	1,410	2.40	2,432.25	951.75	3,384.00	169.20	3,553.20	10,152.00	01/12/04 – 30/11/2006
#12-06	Lee Ah Lek practising under A.L. Lee & Co	59	635	2.50	1,162.25	425.25	1,587.50	79.38	1,666.88	4,762.50	01/04/05 – 31/03/2006
#12-07	Trifleet Leasing (Asia) Pte Ltd	59	635	2.65	1,257.50	425.25	1,682.75	84.14	1,766.89	5,048.25	01/09/04 – 31/08/2005
#12-08/09	Ching Chiak Yong (Ching & Co)	131	1,410	2.50	2,580.00	945.00	3,525.00	176.25	3,701.25	10,575.00	01/07/04 – 30/06/2006
	#11-06 — 兩個月按金 **#11-07 — 兩個月按金**										
	總計	**5,747**	**61,860**		**74,562.65**	**27,260.75**	**101,823.40**	**5,091.17**	**106,914.57**	**288,940.60**	
	(港元約數)				**342,988**	**125,399**	**468,388**	**23,419**	**491,807**	**1,329,127**	

以下是獨立物業估值師世邦魏理仕有限公司就下文所述其餘嘉華國際集團的物業權益於二零零五年三月三十一日進行的估值發出的函件全文、估值概要及估值證書，以供載入本通函而編製。

CBRE
CB RICHARD ELLIS
世邦魏理仕

Suite 3401 Central Plaza
18 Harbour Road
Wanchai, Hong Kong
T 852 2820 2800
F 852 2810 0830

香港灣仔港灣道十八號中環廣場三四零一室
電話852 2820 2800 傳真 852 2810 0830

www.cbre.com.hk

地產代理（公司）牌照號碼
Estate Agent's Licence No. C-004065

敬啟者：

關於：　嘉華國際集團有限公司的物業組合估值

吾等茲遵照　閣下的指示，對　貴集團（當中包括嘉華國際集團有限公司（「嘉華國際」）及其附屬公司，惟不包括嘉華建材有限公司及其附屬公司）（「其餘嘉華國際集團」）在香港及日本持有的物業權益進行估值。有關詳情乃載於隨附估值證書。吾等確認曾進行視察及作出有關查詢，並蒐集吾等認為必要的其他資料，以便向　閣下提供吾等對個別物業權益於二零零五年三月三十一日（「估值日」）的市值的意見。

在對其餘嘉華國際集團的該等物業權益進行估值時，吾等已遵守香港聯合交易所有限公司頒佈的《證券上市規則》（「聯交所上市規則」）第5章及香港測量師學會刊行的《香港測量師學會資產估值標準》（第一版）的所有規定。

吾等的估值乃吾等對該等物業權益市值的意見。所謂市值，就香港測量師學會所下定義而言，乃「自願買家與自願賣家就有關權益經適當推銷後於估值日達成物業易手的公平交易估計金額，而雙方乃在知情、審慎及非強制情況下進行交易」。

吾等已將市值的定義獨立地應用於各項物業權益。因此，吾等並無考慮於同一時間出售整個物業組合的潛在影響。

在對其餘嘉華國際集團持作出售的第一類物業權益進行估值時，吾等參考公開市場可資比較銷售交易進行估值。

在對其餘嘉華國際集團持作發展的第二類物業權益進行估值時，吾等乃採用直接比較法，並計入建築成本及所產生的附帶成本對該幅土地進行估值。

由於其餘嘉華國際集團於日本租賃的第三類物業權益屬短期租約、不得轉讓或缺乏可觀的租值利潤，因此吾等認為該等物業權益並無商業價值。

吾等於估值時，乃假設業主將該等物業在公開市場求售，而無憑藉任何遞延條款合約、售後租回、合資經營、管理協議或任何類似的安排，以抬高該等物業的價值。

吾等的估值並無考慮該等物業的抵押、按揭或拖欠的款項，或在出售成交時可能產生的任何開支或税項。除另有説明者外，吾等假設該等物業概不附帶可影響其價值的繁重負擔、限制及支銷。

吾等已向土地註冊處進行查冊。然而，吾等沒有查證文件正本以核實所有權或確認可能未收錄於吾等所獲提供副本中的修訂條款是否存在。

吾等在頗大程度上依賴　閣下提供的資料，尤其有關其餘嘉華國際集團應佔權益、法定通告、地役權、租賃、發展計劃、地盤及樓面面積、平面圖及其他有關事項。吾等並無進行實地測量。估值證書內所載的所有尺寸、量度及面積均根據吾等於圖則上取得的量度為基準，因此僅為約數。

吾等已就估值對物業進行視察。於視察過程中，吾等並無發現任何嚴重損毀。然而，吾等並無進行任何結構測量，亦無測試樓宇設施。因此，吾等無法呈報該等物業是否確無腐朽、蟲蛀或任何其他結構損毀。

吾等的估值一般包括構成樓宇設施裝備一部份的全部機械及機器。然而，吾等的估值不包括可能純粹為了佔用者的工業或商用加工工作而裝置的機械、機器與設備，連同傢俬、設備、租戶的固定裝置及裝修。

在日本的物業權益均以日圓(「日圓」)進行估值，有關估值已按估值日當日的滙率1.0日圓兑0.07254港元兑換為港元，且該滙率自估值日至本函件發出當日期間並無任何重大波動。

隨函附奉吾等的估值概要及估值證書。

此致

香港
北角
渣華道191號
嘉華國際中心
29樓
嘉華國際集團有限公司
列位董事　台照

代表
世邦魏理仕有限公司
估值及諮詢服務部
董事
陳志華 *MHKIS MRICS RPS (GP)*
謹啟

二零零五年六月三十日

附註：　陳先生為註冊專業測量師(產業測量)、香港測量師學會會員及英國皇家特許測量師學會會員，在香港物業估值方面擁有逾十三年經驗，並在日本物業估值方面擁有約五年經驗。

世邦魏理仕有限公司在日本物業估值方面擁有約二十年經驗。

估值概要

物業	於二零零五年三月三十一日現況下的資本值
第一類 — 其餘嘉華國際集團持作出售的物業權益	
1. 香港九龍 九龍塘廣播道83號 嘉皇臺 41樓B室 2樓第25號私家泊車位、 5樓第83、84及第94號私家泊車位，以及2樓M1至 M7號電單車泊車位	26,690,000港元
2. 香港 新界 沙田馬鞍山 保泰街8號 嘉華星濤灣 地下、2樓、3樓及5樓合共178個泊車位以及 地下、2樓、3樓及5樓合共18個電單車泊車位	40,160,000港元
3. 香港 跑馬地 成和道69號 嘉逸軒 地下第3號泊車位， 1樓第2至5號泊車位以及 1樓及2樓合共2個電單車泊車位	2,160,000港元
4. 香港 九龍 亞皆老街155號 嘉豪軒 地下第2號私家泊車位、 5樓第41至48號私家泊車位 以及地下M1至M5號電單車泊車位	2,720,000港元
第一類小計：	**71,730,000港元**

物業	於二零零五年三月三十一日現況下的資本值

第二類 — 其餘嘉華國際集團持作發展的物業權益

5. 香港 新界沙田 銅鑼灣山路 沙田第39區發展地盤 (沙田市地段第510號)	1,313,000,000港元
6. 香港 新界沙田 銅鑼灣山 兩幅銅鑼灣山土地及 雅苑預留土地	28,000,000港元
第二類小計：	**1,341,000,000港元**

第三類 — 其餘嘉華國際集團租賃的物業權益

7. 日本 東京 千代田區 神田神保町2-7-3 神保町NK大廈 2樓	無商業價值
第三類小計：	**無商業價值**
總計：	**1,412,730,000港元**

估值證書

第一類 — 其餘嘉華國際集團持作出售的物業權益

	物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的資本值
1.	九龍 九龍塘廣播道83號 嘉皇臺 41樓B室 2樓第25號 私家泊車位、 5樓第83、84及第94號私家泊車位， 以及2樓M1至M7號 電單車泊車位 新九龍內地段第6276號內第23616份中的228份同等不分割份數	該物業位於一幢37層高豪華住宅發展物業內，包括1個住宅單位、4個泊車位及7個電單車泊車位。該發展物業於二零零二年落成，包括1幢33層高住宅大廈，座落於一座4層高會所／停車場平台之上。 該物業其中住宅單位的建築面積約為213.68平方米(2,300平方呎)。該住宅單位實用面積為166.30平方米(1,790平方呎)。 該物業根據賣地條款第12531號持有，自一九九九年四月二十日起計，為期五十年。每年地税為應課差餉租值的3%。	該物業現為空置。	26,690,000港元

附註：

1. 根據新九龍內地段第6276號賣地條款第12531號，該物業的註冊擁有人為富網有限公司(Netrich Limited)。

2. 富網有限公司為嘉華國際的全資附屬公司。

3. 該物業目前位於九龍塘分區計劃大綱圖編號S/K18/11一處指定為「住宅(丙類)」範圍以內。

4. 該物業須受已於二零零三年三月十五日按註冊摘要編號第UB8909813號在土地註冊處註冊的公契及管理協議所規限。

估值證書

	物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的資本值
2.	新界沙田馬鞍山保泰街8號嘉華星濤灣地下、2樓、3樓及5樓合共178個泊車位以及地下、2樓、3樓及5樓合共18個電單車泊車位 沙田市地段第483號內第40264份中的1780份，另加若干同等不分割份數	該物業包括178個泊車位及18個電單車泊車位，位於一幢住宅發展物業的4層高停車場綜合大樓內。所述發展物業於二零零四年落成，包括兩幢32層高住宅大廈及一座4層高停車場綜合大樓。 該物業根據新批租約第13105號持有，自二零零一年二月十九日起計，為期五十年。每年地稅為應課差餉租值的3%。	該物業現為空置，乃作停車場用途。	40,160,000港元

附註：

1. 根據沙田市地段第483號新批租約第13105號，該物業的註冊擁有人為佳越發展有限公司(Perfect Development Limited)。

2. 佳越發展有限公司為嘉華國際的全資附屬公司。

3. 該物業合共178個泊車位及18個電單車泊車位的詳情表列如下：

泊車位類別	層數	泊車位編號	泊車位總數
私家泊車	地下	2, 11, 13, 15, 19, 37—54, 57－58, 60－62, 64－75	40
	2樓	1－12, 14－16, 20－22, 24－25, 30－59, 61－62, 64－65, 67－68, 71－84	69
	3樓	1－4, 6, 9, 15, 21, 24－25, 38, 40－47, 49－59, 61－69, 74－94	60
	5樓	1－2, 44, 47, 87, 91－94	9
電單車	地下	M1－M15	15
	2樓	M1	1
	3樓	M1	1
	5樓	M1	1

4. 該物業須受已於二零零四年三月二十七日按註冊摘要編號第ST1362591號在土地註冊處註冊的公契及管理協議所規限。

5. 該物業目前位於馬鞍山分區計劃大綱圖編號S/MOS/10一處指定為「住宅(乙類)二」的範圍以內。

估值證書

	物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的資本值
3.	香港跑馬地成和道69號嘉逸軒地下第3號泊車位、1樓第2至5號泊車位以及1樓及2樓合共2個電單車泊車位 內地段第2644號及第2645號A段餘段、第2644、2645、2646、2647、2649、2650及第2651號餘段及內地段第2648號內第4444份中的34份同等不分割份數	該物業包括5個泊車位及2個電單車泊車位，位於一幢31層高住宅發展物業內。該發展物業包括1幢27層高住宅大廈，座落於一座4層高會所／停車場平台之上，於二零零一年落成。 該物業根據政府租契持有，自一九二八年八月一日起計，為期七十五年，並可再續期七十五年。該物業每年地稅合共為3,740港元。	該物業現為空置。	2,160,000港元

附註：

1. 根據一九九九年一月七日發出的註冊摘要編號第UB7674605號，該物業的註冊擁有人為彩都發展有限公司(Bright City Development Limited)。

2. 彩都發展有限公司為嘉華國際的全資附屬公司。

3. 該物業須受已於二零零一年五月十九日按註冊摘要編號第UB8405743及第UB8406593號在土地註冊處註冊的公契及管理協議和公契分契所規限。

4. 該物業目前位於黃泥涌分區計劃大綱圖編號S/H7/11一處指定為「住宅(甲類)」的範圍以內。

估值證書

	物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的資本值
4.	香港 九龍 亞皆老街155號 嘉豪軒 地下第2號私家泊車位、5樓第41至48號私家泊車位以及地下M1至M5號電單車泊車位 九龍內地段第4022號A段內第6318份中的100份同等不分割份數。	該物業包括9個泊車位及5個電單車泊車位，位於一幢28層高的住宅發展物業內。該發展物業於二零零一年落成，包括1幢23層高住宅大廈，座落於一座5層高會所／停車場平台之上。 該物業根據賣地條款第3807號持有，自一九三八年六月二十日起計，為期七十五年，並可再續期七十五年。所述地段每年地税合共123.91港元。	該物業現為空置。	2,720,000港元

附註：

1. 根據二零零一年八月十五日發出的註冊摘要編號第UB8480354號，該物業的註冊擁有人為雄合有限公司(Hero Plaza Limited)。

2. 雄合有限公司為嘉華國際的全資附屬公司。

3. 該物業須受已於二零零一年七月三十一日按註冊摘要編號第UB8472790號在土地註冊處註冊的公契及管理協議所規限。

4. 該物業目前位於馬頭角分區計劃大綱圖編號S/K20/11一處指定為「住宅(乙類)」用途的範圍以內。

估值證書

第二類 — 其餘嘉華國際集團持作發展的物業權益

	物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的資本值
5.	新界沙田 銅鑼灣山路 沙田第39區 發展地盤 沙田市地段第510號	該物業包括一個發展地盤，地盤面積約10,626平方米（114,378平方呎）。所述物業計劃發展成為三幢11層高住宅大廈，座落於一座3層高會所／停車場平台之上，另加1層地庫停車場及8幢花園平房。 該計劃發展物業的建築面積約為24,227平方米（260,777平方呎）。 停車場平台將可容納合共114個泊車位（不包括平房內的泊車位）。 該計劃發展物業預計於二零零七年第一季落成。 該物業根據新批租約第13187號持有，為期五十年，自二零零四年五月二十五日起計。每年地稅為應課差餉租值的3%。	據吾等最近實地視察所得，該物業正進行地盤平整工程。	1,313,000,000港元

附註：

1. 根據沙田市地段第510號內新批租約第13187號，該物業的註冊擁有人為東國有限公司(Orient Profit Limited)。

2. 東國有限公司為嘉華國際的全資附屬公司。

3. 該物業目前位於沙田分區計劃大綱圖編號S/ST/18一處指定為「住宅（乙類）」用途的範圍以內。

4. 根據新批租約第13187號的賣地詳情及條件，該物業的用途及發展須受(其中包括)下列主要條款及條件所規管：

使用者	：	私人住宅用途
總建築面積	：	不超過24,227平方米
建築高度	：	不超過香港主水平基準以上82米
空地	：	不少於940平方米
住宅泊車位	：	每住宅單位配以1個泊車位
建築規約	：	將於二零零八年十二月三十一日或以前落成
綠化地帶的平整工程	：	a) 於上述賣地條款附件內平面圖綠色部分的未來公眾路段鋪設平整； b) 提供及建造所需橋樑、隧道、高架路、地下行車通道、電纜管道、高架橋、行車天橋、行人道及道路等；及 c) 於綠化地帶內提供及建造可供汽車裝卸的避車處。

5. 根據嘉華國際所告知，該發展物業的估計建築成本預算約為339,000,000港元。截至估值日為止，已產生的建築成本約為6,000,000港元。

6. 經參考有關市場上可資比較銷售交易(直接比較法)進行估值，該發展物業落成後的資本值估計為2,051,000,000港元。

7. 根據二零零四年六月二十一日發出的註冊摘要編號第ST1374560號，該物業須受一項以香港上海滙豐銀行有限公司為受益人而訂立的建築物按揭債權證所規限。

估值證書

	物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的資本值
6.	新界沙田銅鑼灣山兩幅銅鑼灣山土地及雅苑預留土地 丈量約份第179約第628號地段B段第1分區A段、第628號地段B段第1分區餘段、第667號地段A段餘段、第667號地段A段第4分區以及第668號地段餘段 丈量約份第179約第611號地段A段及B段第1分區、第612號地段A段及B段以及第667號地段A段第5分區內220份中的22份同等不分割份數	該物業包括兩幅位於山坡的土地及一住宅發展物業內的預留土地。 該物業地盤總面積約為3,528.4平方米(37,980平方呎)。 該物業兩幅土地根據新批租約第4391、6283及第6284號持有，自一九七三年七月一日起計，為期二十四年減最後三日，並已根據一九八八年新界土地契約(續期)條例延長至二零四七年六月三十日。據此，該物業的預留土地乃根據新批租約第3376、3377及第6283號持有，自一九七三年七月一日起計，為期二十四年減最後三日，並已根據一九八八年新界土地契約(續期)條例延長至二零四七年六月三十日。上述地段每年地税為應課差餉租值的3%。	該物業一部分現時佔用作游泳池、空地、私人行車通道及一住宅發展物業，而其餘部分則為空置。	28,000,000港元

附註：

1. 根據二零零五年二月二十八日發出的註冊摘要編號第05033000520011號，該物業於土地註冊處的註冊擁有人為新財有限公司(New Fine Limited)。

2. 新財有限公司為嘉華國際的全資附屬公司。

3. 根據一九八九年十二月三十日發出的註冊摘要編號第ST660978號，該物業的預留土地須受公契所規限。

4. 該物業目前位於沙田分區計劃大綱圖編號S/ST/18一處指定為「住宅(乙類)」用途的範圍以內。

5. 根據一九八九年十月二十六日發出的註冊摘要編號第ST500581號，該物業其中一幅所述地段現佔用作游泳池，該地段須受批地權利契約所規限。

估值證書

第三類 — 其餘嘉華國際集團租賃的物業權益

	物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的資本值
7.	日本 東京 千代田區 神田神保町2-7-3 神保町NK大廈 2樓	該物業包括一幢10層高辦公室／零售大廈2樓內的一辦公室單位。 該物業建築面積約為215.73平方米(2,322平方呎)及實用面積約為184.38平方米(1,985平方呎)。 該物業現由Asahi Kohatsu Corporation租用，自二零零一年七月十五日起計，為期兩年，並可再續期兩年。月租為747,318日圓，不包括管理費及其他費用。 根據日本的土地制度，無需向政府支付任何地税。	該物業現由其餘嘉華國際集團佔用作辦公室用途。	無商業價值

附註：

1. 該物業的註冊擁有人為日本經營協會文化財團基金會(Foundation Noma Bunka Zaidan)。

2. 據吾等所悉，該物業的註冊擁有人乃其餘嘉華國際集團的獨立第三方。

3. Asahi Kohatsu Corporation為嘉華國際擁有75%的附屬公司。

4. 該物業位於城市規劃地區內一處指定為商業區的推廣都市化區域以內。

以下是獨立物業估值師第一太平戴維斯(香港)有限公司就下文所述其餘嘉華國際集團的物業權益於二零零五年三月三十一日進行的估值發出的函件全文、估值概要及估值證書，以供載入本通函而編製。

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關於：　香港多項物業的估值

吾等茲遵照　閣下的指示，對　貴集團(當中包括嘉華國際集團有限公司(「嘉華國際」)及其附屬公司，惟不包括嘉華建材有限公司及其附屬公司)(「其餘嘉華國際集團」)於香港所擁有的物業權益進行估值。吾等確認，吾等曾作出有關查詢，並已蒐集吾等認為必要的其他資料，以便就有關物業權益於**二零零五年三月三十一日**(「估值日」)的公開市值向　閣下提供意見。

吾等對各項有關物業的估值是吾等對其公開市值的意見。所謂公開市值，就吾等所下之定義而言，是指「某項物業權益於估值日在下列假定情況下以現金代價無條件完成出售，可取得的最高價格：

(a) 有自願賣方；

(b) 於估值日之前有一段合理時間(視乎物業性質及市道)將物業權益進行適當推銷、協議價格及條款，並完成出售；

(c) 於任何較早假設合約交易之日的市況、價值水平及其他情況均與估值日相同；

(d) 不考慮具有特殊權益的買家的任何追加出價；及

(e) 交易雙方均在知情、審慎及非強制的情況下進行交易。」

吾等於估值時，乃假設業主將該等物業權益在公開市場求售，而並無憑藉遞延條款合約、售後租回、合資經營、管理協議或任何類似的安排，以抬高有關物業權益的價值。此外，吾等的估值並無考慮任何透過選擇權或優先購買權出售或影響出售的物業，亦無安排有關物業售予個別人士及／或以資產組合形式出售。

吾等進行估值時並無考慮該物業的抵押、按揭、拖欠的款項或在出售成交時可能產生的任何開支或税項。除另有說明者外，吾等假設該物業概不附帶可影響其價值的繁重負擔、限制或支銷。

吾等的估值乃依據香港測量師學會刊行的《香港物業資產估值指引備忘》、《公司條例》有關條文及香港聯交所頒佈的上市規則第5章而編製。

該等物業權益乃由其餘嘉華國際集團持有並部分佔用，部分則出租或空置。其餘嘉華國際集團所空置或佔用的有關物業權益乃按公開市場的交易，按交吉狀況基準進行估值。已出租物業則以租金收入扣除支銷撥充資本，並在適當情況下就可能撥回的收入計提撥備後進行估值。

除已在估值證書中表明、界定及考慮者外，吾等假設有關物業均已符合一切適用的分區及土地用途規例及其他限制。此外，除估值證書另有說明外，吾等亦假設這些土地的使用與改善工程，均於業主持有地盤或業主獲准將會佔用的範圍內進行，並不存在土地侵佔或侵入的情況。

估值證書所披露的一切文件僅供參考，吾等概不會就估值證書所載有關物業權益的法定所有權的法律問題承擔任何責任。

吾等已向香港土地註冊處對有關物業進行所有權查冊，惟吾等沒有查證所有權文件正本或確認可能未收錄於吾等所獲提供副本中的租賃修訂條款是否存在。所有文件及租賃協議只作參考，而估值證書所載的尺寸、量度及面積是根據提供予吾等的文件所載資料為基準，因此僅為約數。吾等並無進行任何實地測量。

吾等已經查證所有相關文件，且吾等在頗大程度上依賴其餘嘉華國際集團所提供的資料，並接納其餘嘉華國際集團提供予吾等有關規劃批文、法定通告、地役權、年期、佔用詳情、

出租情況、租約細節、地盤和樓面面積的意見。所有文件只作參考。除另有說明者外，估值證書所載的尺寸及面積是根據其餘嘉華國際集團所提供予吾等的文件所載資料為基準，因此僅為約數。吾等並無理由懷疑其餘嘉華國際集團提供予吾等的資料的真確性及準確性。其餘嘉華國際集團亦曾向吾等表示，吾等所獲提供的資料並無遺漏任何重要事實以達致知情意見。吾等亦無理由懷疑任何重要資料遭隱瞞。

吾等曾視察該等物業的外貌，並在可能情況下視察該等物業的內部。於視察過程中，吾等並無發現任何嚴重損毀。然而，吾等並無進行任何結構測量，因此無法呈報這些物業是否確無腐朽、蟲蛀或任何其他損毀。吾等並無進行任何樓宇設施的測試。

吾等在估值時並無考慮該等物業的抵押、按揭或拖欠的款項或在出售成交時可能產生的任何開支或稅項。

除另有說明者外，吾等假設該等物業概不附帶可影響其價值的繁重負擔、限制及支銷。

隨函附奉吾等的估值概要及估值證書。

此致

香港
北角
渣華道191號
嘉華國際中心29樓
嘉華國際集團有限公司
列位董事　台照

代表
第一太平戴維斯(香港)有限公司

估價及諮詢顧問部
助理董事
陳志康 *BSc, MHKIS, RPS(GP)*

估價及諮詢顧問部
助理董事
廖沛霖 *BSc(Hons), MHKIS*

謹啟

二零零五年六月三十日

附註： 陳志康先生與廖沛霖先生均為特許測量師，分別擁有超過十二年及九年的香港物業估值經驗。

估值概要

其餘嘉華國際集團持作投資用途的物業權益

編號	物業	於二零零五年三月三十一日的公開市值（港元）
1.	香港北角 渣華道191號 嘉華國際中心 28至30樓全層	127,570,000元
2.	香港上環 永樂街77號 嘉滙商業中心	128,400,000元
3.	香港北角 蜆殼街18號 嘉昌商業中心 1至3樓、8樓、18樓、20至23樓、 26至28樓及頂樓全層	43,000,000元
	總計	**298,970,000元**

估值證書

物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的資本值
1. 香港北角渣華道191號嘉華國際中心28至30樓全層 內地段第7359號中第88,300份的6,300份	所述物業包括於一九九一年落成的一幢28層高商業大廈內第28至30樓全層。 嘉華國際中心地下至1樓乃撥作商業用途，2至4樓用作停車場，其餘樓層為辦公室單位。 該物業總建築面積約為35,000平方呎(3,251.61平方米)。各層的建築面積分佈如下：	2802至2804室（合共約311.78平方米）已出租，租期為兩年，自二零零四年一月五日至二零零六年一月四日止，月租40,272港元（不包括管理費及差餉），而該物業其餘部分則由其餘嘉華國際集團佔用。	127,570,000港元

層數	建築面積	
	平方呎	平方米
28樓	13,200	1,226.32
29樓	13,200	1,226.32
30樓	8,600	798.97
總計	35,000	3,251.61

該物業根據政府租契持有，自一九五六年十二月三日起計，為期七十五年，可再續期七十五年。

整個地段現時應付地稅合共為每年1,836港元。

附註：

(i) 根據一九九二年七月一日發出的註冊摘要編號第UB5362427號，該物業的註冊擁有人為嘉華石業有限公司(嘉華國際的全資附屬公司)。

(ii) 根據吾等最近進行的所有權查冊，吾等發現就該物業已登記的產權負擔如下：

(a) 入住許可證(編號 H128/91)，參見一九九一年十一月二十七日發出的註冊摘要編號第UB5269505號；

(b) 以香港上海滙豐銀行有限公司為受益人作出的按揭，參見一九九二年七月六日發出的註冊摘要編號第UB5362428號；及

(c) 嘉華企業管理有限公司更改名稱的註冊證書核證副本，參見二零零零年八月十日發出的註冊摘要編號第UB8220607號。

(iii) 該物業屬於二零零五年二月一日發出的北角(HPA 8)分區計劃大綱圖編號S/H8/19一處劃分為「商業」區的範圍以內。

估值證書

	物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的資本值
2.	香港 上環 永樂街77號 嘉滙商業中心 海旁地段第127、165、166及第167號餘段	該物業包括一幢25層高商業／辦公室大廈，名為嘉滙商業中心，建於一個地盤之上，其註冊地盤面積約256.88平方米(2,765平方呎)。該座大廈約於一九九七年落成。 地下設計作商業用途，樓上各層則為辦公室單位。 該物業總建築面積約為36,377平方呎(3,379.54平方米)。 該物業根據多份政府租契持有，自一八六零年十二月二十六日起計，共同年期為九百八十一年。 該物業現時應付的地稅每年合共為54,441港元。	該物業其中總建築面積約為32,909平方呎(3,057.35平方米)的部分，乃根據多份租約租出。其中最近期租約將於二零零七年四月五日屆滿，月租總共393,698.20港元(不包括管理費及差餉)。 該物業其餘部分則為空置。	128,400,000港元

附註：

(i) 根據一九九七年五月三十日發出的註冊摘要編號第UB6045799號，該物業的註冊擁有人為世源基業有限公司(嘉華國際的全資附屬公司)。

(ii) 該物業須受一項以華比富通銀行為受益人作出的按揭所規限，藉以取得所有款項，其中包括一般銀行信貸額(參見二零零零年八月二十五日發出的註冊摘要編號第UB8183747號)。

(iii) 該物業屬於二零零三年十二月十六日發出的西營盤及上環(HPA 3)分區計劃大綱圖編號S/H3/20一處指定為「商業／住宅」區的範圍以內。

估值證書

	物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的資本值
3.	香港北角蜆殼街18號嘉昌商業中心1樓及平台、2樓至3樓、8樓、18樓、20至23樓、26至28樓及頂樓全層 內地段第2273號餘段及Y段1分段餘段內1,106份中的549份	所述物業包括一幢於一九九五年落成的27層高商業大廈內1至3樓、8樓、18樓、20至23樓、26至28樓及頂樓全層。 嘉昌商業中心地下乃撥作商業用途，樓上各層則為辦公室單位。 該物業的總建築面積約為20,161平方呎(1,873.02平方米) 該物業根據政府租契持有，自一九一九年八月二十五日起計，為期七十五年，並可再續期七十五年。	該物業其中總建築面積約為16,876平方呎(1,567.83平方米)的部分，乃根據多份租約租出。其中最遠期租約將於二零零七年一月九日屆滿，月租總共141,394港元(不包括管理費及差餉)。 該物業其餘部分則為空置。	43,000,000港元

附註：

(i) 根據一九九一年十月八日發出的註冊摘要編號第 UB5059627號，該物業的註冊擁有人兆途投資有限公司(嘉華國際的全資附屬公司)。

(ii) 根據吾等最近進行的所有權查冊，吾等發現就該物業已登記的產權負擔如下：

(a) 黃乾亨博士的法定聲明，參見一九九四年三月三日發出的註冊摘要編號第UB5936767號；及

(b) 入住許可證(編號H31/95)，參見一九九五年五月十六日發出的註冊摘要編號第UB6296530號。

(iii) 該物業屬於二零零五年二月一日發出的北角(HPA 8)分區計劃大綱圖編號S/H8/19一處指定為「商業／住宅」區的範圍以內。

以下是獨立物業估值師萊坊(香港)有限公司就下文所述其餘嘉華國際集團的物業權益於二零零五年三月三十一日進行的估值發出的函件全文、估值概要及估值證書，以供載入本通函而編製。

Knight Frank
萊坊國際物業顧問

香港灣仔港灣道一號
會展廣場辦公大樓29字樓
Wanchai, Hong Kong
+852 2810 8123
+852 2845 0649 傳真

www.knightfrank.com

敬啟者：

吾等茲遵照　閣下的指示，對　貴集團(當中包括嘉華國際集團有限公司(「嘉華國際」)及其附屬公司，惟不包括嘉華建材有限公司及其附屬公司)(「其餘嘉華國際集團」)在中華人民共和國(「中國」)持有的物業權益進行估值。吾等確認曾進行視察及作出有關查詢和查冊，並蒐集吾等認為必要的其他資料，以便向　閣下提供吾等對該等物業權益於二零零五年三月三十一日的價值的意見。

吾等對每項物業權益的公開市值進行估值。所謂公開市值，就吾等所下的定義，乃指「某項物業權益假定在下列情況下於估值日出售，可無條件完成出售而合理取得的最高現金代價：

(a) 有自願賣方；

(b) 於估值日之前有一段合理時間(視乎物業的性質及市況)將物業權益進行適當推銷、協議價格及條款，並完成出售；

(c) 如預定合約交易的日期早於估值日，則該日期的市況、價值水平及其他情況均與估值日相同；

(d) 不考慮具有特殊權益的準買家的任何追加出價；及

(e) 交易雙方均在知情、審慎及非強制的情況下進行交易。」

吾等於估值時，乃假設業主將該等物業權益在公開市場求售，而無憑藉遞延條款合約、售後租回、合資經營、管理協議或任何類似的安排，以抬高該等物業權益的價值。

此外，吾等的估值並無考慮任何透過選擇權或優先購買權出售或影響出售的物業權益，亦無假設任何形式的強制出售。

根據　閣下的中國法律顧問廣東君和政通律師事務所提供的意見，在對於中國的物業權益進行估值時，除本通函另有說明者外，吾等假設已按正常土地使用年費獲授該等物業在特定年期內的可轉讓土地使用權，且已悉數支付任何應付的地價。根據　閣下的中國法律顧問廣東君和政通律師事務所提供的意見，吾等亦已假設該物業的獲授人或使用人可於獲授土地使用權的整個尚餘年期內，有權自由及不間斷地佔用、使用、轉讓、租賃及出讓該等物業權益。吾等依賴其餘嘉華國際集團及其中國法律顧問廣東君和政通律師事務所就於中國各項物業權益的所有權及其餘嘉華國際集團所持該等物業的權益提供的意見。

在對其餘嘉華國際集團持作投資的第一類物業權益進行估值時，吾等採用投資法進行估值，按該方法將目前租金按剩餘租賃期資本化，而交吉的復歸權益則按相同期間作遞延。

在對其餘嘉華國際集團持作發展的第二類物業權益進行估值時，吾等採用直接比較法，參考當地市場可資比較交易進行估值。

吾等在頗大程度上依賴其餘嘉華國際集團及其中國法律顧問提供的資料，並接納其餘嘉華國際集團給予吾等有關規劃批文、法定通告、地役權、物業的位置、年期、佔用詳情、地盤及樓面面積的意見。吾等並無為該等物業權益的所有權進行查冊，但已依賴其餘嘉華國際集團及其中國法律顧問廣東君和政通律師事務所就其餘嘉華國際集團的中國物業權益所提供的資料。然而，吾等沒有查證文件正本以確認可能未收錄於吾等所獲提供副本中的修訂條款是否存在。

估值證書內所載尺寸、量度及面積乃依據　閣下吾等提供的資料為基準，故僅為約數。吾等並無進行實地測量以核實該等物業的地盤及樓面面積，且吾等假設　閣下交予吾等的文件副本上所示面積均為正確。吾等並無理由懷疑其餘嘉華國際集團提供予吾等而對估值重要的資料真實性及準確性。其餘嘉華國際集團亦曾向吾等表示，吾等所獲提供的資料並無遺漏任何重大事項。

吾等曾視察各項估值物業的外貌，並在可能情況下視察有關物業的內部。於視察過程中，吾等並無發現任何嚴重損毀。然而，吾等並無進行任何結構測量，因此無法呈報有關物業是否確無腐朽、蟲蛀或任何其他損毀。吾等並無測試任何樓宇設施。

吾等的估值並無考慮該等物業的抵押、按揭或拖欠的款項，以及在出售成交時可能產生的任何開支或税項。除另有説明者外，吾等假設全部物業概不附帶可影響其價值的繁重負擔、限制及支銷。

吾等乃根據香港聯合交易所有限公司《證券上市規則》第5章及第12項應用指引的所有規定，以及香港測量師學會刊行的《香港物業資產估值指引備忘》編製本報告。

除另有説明者外，所有金額均以港元列值。吾等估值內所採用滙率為估值日當日的概約滙率，即1港元兑人民幣1.06元，且自估值日至本函件發出當日期間，該滙率並無任何重大波動。

隨函附奉吾等的估值概要及估值證書。

此致

香港
北角
渣華道191號
嘉華國際中心
29樓
嘉華國際集團有限公司
列位董事　台照

代表
萊坊(香港)有限公司
執行董事
劉振權
MHKIS MRICS RPS (GP)
謹啟

二零零五年六月三十日

附註：　劉振權先生為香港測量師學會專業會員、英國皇家特許測量師學會專業會員及註冊專業測量師(產業測量)，彼於香港及中國物業估值方面擁有逾十二年經驗。

估值概要

物業	於二零零五年三月三十一日現況下的資本值
	港元

第一類 — 其餘嘉華國際集團於中國持作投資的物業權益

1. 中國 廣東省 廣州越秀區 東風西路148號 嘉和苑 購物商場第一期 首層及2樓商用單位	53,000,000元
2. 中國 廣東省 廣州越秀區 東風西路148號 嘉和苑 購物商場第三期 首層第23號店鋪	1,100,000元
3. 中國 廣東省 廣州越秀區 東風西路148號 嘉和苑 第四座 複式單位第1907號(現稱第2107號單位)	1,050,000元
4. 中國 廣東省 廣州越秀區 東風西路148號 嘉和苑 第1座地庫第42號泊車位、第7座地庫第246號、 第253號、第260號、第261號、第262號、第269號、 第270號、第271號、第273號、第273A號、第275號、 第276號、第280號、第281號、第282號、第283號及第286號 泊車位、第8座地庫第222號及第223號泊車位 及第10座地庫第125號及第126號泊車位	3,300,000元

物業	於二零零五年三月三十一日現況下的資本值 港元
5. 中國 廣東省 廣州 東山區 環市東路371號至375號 世界貿易中心北座 23樓2302室	1,700,000元
小計：	**60,150,000元**

物業	於二零零五年三月三十一日現況下的資本值 港元
第二類 — 其餘嘉華國際集團持作發展的物業權益	
6. 位於中國 廣東省 廣州 花都市 新華鎮 東境村一幅土地	430,000,000元
7. 位於中國 廣東省 廣州 花都市 新華鎮 清布村 迎賓大道北面一幅土地	340,000,000元
小計：	**770,000,000元**
總計：	**830,150,000元**

估值證書

第一類 — 其餘嘉華國際集團於中國持作投資的物業權益

	物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的資本值
1.	中國 廣東省 廣州越秀區 東風西路148號 嘉和苑 購物商場第一期 首層及2樓商用單位	該物業包括一幢2層高商用平台的所有商用單位，其上建有一幢16層高辦公室大樓及一幢15層高住宅大廈。該等建築物於一九九六年左右落成。 該物業的建築面積約為如下：— 首層：約1,611.82平方米（17,349平方呎） 2樓：約1,915.37平方米（20,617平方呎） 總計：3,527.19平方米（37,966平方呎） 該物業已獲授土地使用權，自一九九三年四月二十七日起計，為期四十年。	除了佔地約1,486.8平方米的部份面積受兩份租約限制，最遲一份將於二零一一年八月屆滿外（月租總共人民幣98,466元（不包括管理費）），該物業的其餘部份均由其餘嘉華國際集團佔用作辦公室用途。	53,000,000港元

附註：

1. 根據廣州市房屋土地管理局於二零零二年十二月三十日發出房地產證第1493095號及第1493096號，該物業的所有權歸嘉華國際旗下一間全資附屬公司興弘有限公司所有。

2. 其餘嘉華國際集團的中國法律顧問所提供的意見其中包括：

   (i) 該物業的所有權歸興弘有限公司所有。

   (ii) 興弘有限公司有權佔用、使用、租賃或轉讓該物業。

   (iii) 該物業按揭予南洋商業銀行有限公司（廣州分行）。

   (iv) 興弘有限公司與該等租戶簽訂的租賃協議及補充協議為有效。

3. 根據其餘嘉華國際集團提供的資料和上述法律意見，該物業的所有權狀況和主要批文與許可證的批授情況如下：

   房地產證　　有

估值證書

物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的資本值
2. 中國 廣東省 廣州越秀區 東風西路148號 嘉和苑 購物商場第三期 首層第23號店舖	該物業包括嘉和苑購物商場第三期首層一個店舖單位，該商場首層全層均為店舖，其上建有三幢17層高住宅大廈。該物業於二零零一年左右落成。 該物業的建築面積約為83.92平方米(903平方呎)。 該物業已獲授土地使用權，自一九九三年一月十三日起計，為期五十年。	該物業須受一份租約限制，租期自二零零四年十一月一日至二零零七年五月十四日止，月租人民幣8,812元(不包括管理費及其他支銷)。自租期第二年開始，租金將每年增加5%。	1,100,000港元

附註：

1. 根據於二零零三年五月六日發出房地產權屬證明書，該物業的所有權由嘉華國際旗下一間全資附屬公司廣州市越華房地產開發有限公司(「廣州越華」)持有。

2. 其餘嘉華國際集團的中國法律顧問所提供的意見其中包括：

   (i) 根據二零零三年五月六日註冊的房地產權屬證明書，授予廣州越華該物業的所有權為有效。

   (ii) 廣州越華有權佔用、使用、租賃或轉讓該物業。

   (iii) 該物業不受任何按揭或其他產權負擔規限。

   (iv) 廣州越華與該租戶簽訂的租賃協議及補充協議為有效。

3. 根據其餘嘉華國際集團提供的資料和上述法律意見，該物業的所有權狀況和主要批文與許可證的批授情況如下：

   房地產權屬證明書　　有

估值證書

	物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的資本值
3.	中國 廣東省 廣州越秀區 東風西路148號 嘉和苑 第四座 複式單位第1907號（現稱第2107號單位）	該物業包括一幢於一九九九年左右落成的20層高連地庫住宅大廈內（其中並無四樓及十四樓）二十一樓及二十二樓的一個複式住宅單位。 該物業的建築面積約為169平方米（1,819平方呎）。 該物業已獲授土地使用權，自一九九六年三月十二日起計，為期七十年。	該物業現為空置。	1,050,000港元

附註：

1. 根據於二零零二年九月二十九日發出房地產權屬證明書，該物業的所有權由嘉華國際旗下一間全資附屬公司廣州市越華房地產開發有限公司（「廣州越華」）持有。

2. 其餘嘉華國際集團的中國法律顧問所提供的意見其中包括：

   (i) 根據二零零二年九月二十九日註冊的房地產權屬證明書，授予廣州越華該物業的所有權為有效。

   (ii) 廣州越華有權佔用、使用、租賃或轉讓該物業。

   (iii) 該物業不受任何按揭或其他產權負擔規限。

3. 根據其餘嘉華國際集團提供的資料和上述法律意見，該物業的所有權狀況和主要批文與許可證的批授情況如下：

   房地產權屬證明書　　有

估值證書

	物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的資本值
4.	中國廣東省廣州越秀區東風西路148號嘉和苑第1座地庫第42號泊車位、第7座地庫第246號、第253號、第260號、第261號、第262號、第269號、第270號、第271號、第273號、第273A號、第275號、第276號、第280號、第281號、第282號、第283號及第286號泊車位、第8座地庫第222號及第223號泊車位及第10座地庫第125號及第126號泊車位	該物業包括名為嘉和苑的一個商住兩用發展物業地庫的22個泊車位，嘉和苑包括11幢住宅大廈及一幢辦公室大樓。該物業於二零零一年左右落成。 該物業已獲授土地使用權，分別自一九九三年一月十三日及自一九九三年四月二十七日起計，為期四十年。	該物業受各份租約(將於二零零六年至二零一一年期間屆滿)限制，月租總共為人民幣2,000元。	3,300,000港元

附註：

1. 根據兩份分別於一九九七年十一月六日及二零零三年五月六日發出的房地產權屬證明書，該物業的所有權由嘉華國際旗下一間全資附屬公司廣州市越華房地產開發有限公司(「廣州越華」)持有。

2. 其餘嘉華國際集團的中國法律顧問所提供的意見其中包括：

   (i) 根據分別於一九九七年十一月六日及二零零三年五月六日註冊的房地產權屬證明書，授予廣州越華該物業的所有權為有效。

   (ii) 廣州越華有權佔用、使用、租賃或轉讓該物業。

   (iii) 該物業不受任何按揭或其他產權負擔規限。

3. 根據其餘嘉華國際集團提供的資料和上述法律意見，該物業的所有權狀況和主要批文與許可證的批授情況如下：

   兩份房地產權屬證明書　　有

估值證書

	物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的資本值
5.	中國 廣東省 廣州 東山區 環市東路371號至375號 世界貿易中心北座 23樓2302室	該物業包括一幢於一九九二年左右落成的34層高另加地庫商業大廈二十三樓的一個辦公室單位。 該物業的建築面積約為225.14平方米(2,423平方呎)。 該物業已獲授土地使用權，自一九九一年七月二十一日起計，為期五十年。	該物業受一份租約限制，為期四年，自二零零三年四月一日起計，月租人民幣14,634元(不包括管理費及其他支銷)。	1,700,000港元

附註：

1. 根據廣州市房屋土地管理局於二零零零年十二月八日發出房地產證第0762597號，該物業的所有權歸嘉華國際旗下一間全資附屬公司嘉華企業管理有限公司所有。

2. 其餘嘉華國際集團的中國法律顧問所提供的意見其中包括：

   (i) 該物業的所有權歸嘉華企業管理有限公司所有。

   (ii) 嘉華企業管理有限公司管有該物業妥善法定所有權，並有權佔用、使用、租賃或轉讓該物業。

   (iii) 該物業不受任何按揭或其他產權負擔規限。

   (iv) 嘉華企業管理有限公司與該租戶簽訂的租賃協議及補充協議為有效。

3. 根據其餘嘉華國際集團提供的資料和上述法律意見，該物業的所有權狀況和主要批文與許可證的批授情況如下：

   房地產證　　有

估值證書

第二類 — 其餘嘉華國際集團持作發展的物業權益

	物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的資本值
6.	位於中國 廣東省 廣州 花都市 新華鎮 東境村一幅土地	該物業包括三幅相連土地，總地盤面積約為637,346平方米(6,860,329平方呎)。 該物業已獲授土地使用權，年期介乎二零三四年三月十三日至二零六八年十二月二十一日止(見下文附註1至3屆滿)。	該物業現為空置。	430,000,000港元

附註：

1. 根據廣州市房屋土地管理局於二零零四年四月三十日發出國有土地使用證第(2004)720172號，一幅佔地322,955.9平方米第0121030號地段的土地的土地使用權由嘉華國際旗下一間全資附屬公司廣州匯城房地產開發有限公司(「匯城」)持有作住宅用途。可作商業用途的土地使用期將於二零三八年十二月二十一日屆滿，可作住宅用途的土地使用期則將於二零六八年十二月二十一日屆滿。

2. 根據廣州市房屋土地管理局於二零零四年四月三十日發出國有土地使用證第(2004)720173號，一幅佔地197,334.1平方米第0121031號地段的土地的土地使用權由匯城持有作住宅用途。可作商業用途的土地使用期將於二零三四年三月十三日屆滿，可作住宅用途的土地使用期則將於二零六四年三月十三日屆滿。

3. 根據花都市人民政府於一九九七年八月八日發出國有土地使用證第(1997)11029346號，一幅佔地117,056平方米第121008號地段的土地的土地使用權由匯城持有作商住用途，年期自一九九七年八月八日開始並於二零六七年八月八日屆滿。

4. 其餘嘉華國際集團的中國法律顧問所提供的意見其中包括：

   (i) 該物業的所有權歸匯城所有。

   (ii) 該物業的土地金已獲悉數支付。

   (iii) 在中國法律規限下，匯城有權轉讓、租賃或按揭該物業。

   (iv) 該物業不受任何按揭或其他產權負擔規限。

5. 根據其餘嘉華國際集團提供的資料和上述法律意見，該物業的所有權狀況和主要批文與許可證的批授情況如下：

國有土地使用證：　有

6. 該物業乃持作未來發展用途，計劃將會發展成為一個住宅發展物業。目前尚未編製詳細建議書。

吾等獲其餘嘉華國際集團告知，目前並無訂明任何重大條件以致影響該物業的發展，或與興建道路、行人路、排水、污水及供公眾使用的其他設施或服務有關。

估值證書

物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的資本值
7. 位於中國廣東省廣州花都市新華鎮清布村迎賓大道北面一幅土地	該物業包括一幅佔地約106,310平方米（1,144,310平方呎）的土地。 該物業已獲授土地使用權，可作商業用途及住宅用途，年期分別於二零三九年十二月及二零六九年十二月屆滿。	該物業現為空置。	340,000,000港元

附註：

1. 根據廣州市房屋土地管理局於二零零五年四月五日發出國有土地使用證第(2005)721028號，一幅佔地106,310平方米第0119102號地段的土地的土地使用權由嘉華國際旗下一間全資附屬公司廣州市嘉華花都置業有限公司（「花都」）持有作商住用途。可作商業用途的土地使用期將於二零三九年十二月三十日屆滿，可作住宅用途的土地使用期則將於二零六九年十二月三十日屆滿。

2. 根據廣州市花都區東區房地產開發公司（「賣方」）與花都（「買方」）於二零零四年十二月二十九日簽訂的出讓土地使用權轉讓合約，賣方已同意以代價人民幣43,422,500元向買方轉讓該物業。

3. 根據廣州城市規劃局花都區分局於二零零四年十二月三十日發出回應第(2004)21號，該物業的規劃設計（其中包括）如下：

   (i) 地盤面積　：　126,849平方米

   (ii) 用途　：　商業及金融、文化及娛樂以及住宅

   (iii) 地積比率　：　住宅不超過3倍
商業不超過4.5倍

   (iv) 綠化地帶　：　不少於35%

4. 其餘嘉華國際集團的中國法律顧問所提供的意見其中包括：

   (i) 該物業的所有權歸花都所有。

   (ii) 在中國法律規限下，花都有權轉讓、租賃或按揭該物業。

   (iii) 該物業不受任何按揭或其他產權負擔規限。

   (iv) 已付土地金為人民幣38,309,125元，相等於總土地金的88.22%。

5. 根據其餘嘉華國際集團提供的資料和上述法律意見，該物業的所有權狀況和主要批文與許可證的批授情況如下：

國有土地使用證	有
建設用地規劃許可證	有

6. 該物業乃持作未來發展用途，計劃將會發展成為一個兼用作辦公室、酒店及住宅的多用途發展物業。目前尚未編製詳細建議書。根據上文附註(2)所述的出讓土地使用權轉讓合同，其餘嘉華國際集團須於二零零五年底前動工興建一幢辦公室大樓／酒店。

   此外，吾等亦獲其餘嘉華國際集團告知，目前並無訂明任何重大條件以致影響該物業的發展，或與興建道路、行人路、排水、污水及供公眾使用的其他設施或服務有關。

以下是獨立物業估值師高力國際物業顧問（香港）有限公司就下文所述其餘嘉華國際集團在中國的物業權益於二零零五年三月三十一日進行的估值發出的函件全文、估值概要及估值證書，以供載於本通函而編製。

COLLIERS INTERNATIONAL

Colliers International (Hong Kong) Limited
Suite 5701 Central Plaza
18 Harbour Road
Wanchai, Hong Kong
高力國際物業顧問（香港）有限公司
香港灣仔港灣道18號
中環廣場5701室

Tel 852 2828 9888
Direct 852 2822 0533
Fax 852 2107 6015
Email Patrick.lee@colliers.com

敬啟者：

吾等茲遵照　閣下的指示，對　貴集團（當中包括嘉華國際集團有限公司（「嘉華國際」）及其附屬公司，惟不包括嘉華建材有限公司及其附屬公司）（「其餘嘉華國際集團」）在中華人民共和國（「中國」）持有的物業權益進行估值。吾等確認曾進行視察及作出有關查詢，並蒐集吾等認為必要的其他資料，以便向　閣下提供吾等對該等物業權益於二零零五年三月三十一日（「估值日」）的市值的意見。

吾等的估值乃吾等對該等物業權益市值的意見。所謂市值，就吾等所下定義而言，乃「自願買家與自願賣家就有關權益經適當推銷後於估值日達成物業易手的公平交易估計金額，而雙方乃在知情及審慎情況下自願進行交易」。

在對物業權益進行估值時，吾等採用直接比較法，假設物業權益在現況下出售及即時交吉，並參考有關市場可資比較銷售交易進行估值。

吾等於估值時，乃假設業主將該等物業權益在公開市場求售，而無憑藉遞延條款合約、售後租回、合資經營、管理協議或任何類似的安排，以影響該等物業權益的價值。此外，吾等的估值假設並無任何形式的強制出售情況。

吾等的估值並無考慮該等物業的抵押、按揭或拖欠的款項或在出售成交時可能產生的任何開支或税項。除另有説明者外，吾等假設全部物業權益概不附帶可影響其價值的繁重負擔、限制及支銷。

吾等的估值乃遵照香港聯合交易所有限公司頒佈的《證券上市規則》第5章及第12項應用指引的所有規定、香港測量師學會於二零零五年一月刊行的《香港測量師學會物業估值標準》(第一版)，以及英國皇家特許測量師學會(香港分會)及香港測量師學會刊行的《香港物業資產估值指引備忘》。

吾等在頗大程度上依賴其餘嘉華國際集團提供的資料，並接納其餘嘉華國際集團向吾等所提供有關規劃批文、法定通告、地役權、年期、佔用詳情、出租情況、租金收入及收益、合營協議、發展計劃、估計建築成本、地盤及樓面面積、識別其餘嘉華國際集團擁有有效權益的該等物業權益等事宜的意見。所有載於估值證書的尺寸、量度及面積均依據提供予吾等的文件副本所載資料為基準。

吾等獲提供該等物業權益的所有權文件摘要。然而，吾等沒有查證文件正本，以核實所有權或核證可能未收錄於吾等所獲提供副本中的租賃修訂條款是否存在。吾等依賴其餘嘉華國際集團的中國法律顧問中倫金通律師事務所就有關其餘嘉華國際集團於中國物業權益的所有權是否有效所提供的意見。

吾等並無進行詳細實地測量以核實有關物業的地盤面積，但已假設交予吾等的文件及官方地盤平面圖所示面積正確無誤。根據吾等對中國同類型物業權益進行的估值經驗，吾等認為所作該等假設乃合理。所有文件及合約僅作參考用途，而所有尺寸、量度及面積均為約數。吾等並無進行實地測量。

吾等曾視察該物業權益的外貌，並在可能情況下視察該物業權益的內部。然而，吾等並無進行結構測量，惟於視察期間，吾等並無發現任何嚴重損毀。然而，吾等無法呈報有關物業是否確無腐朽、蟲蛀或任何其他結構損毀。吾等並無測試任何樓宇設施。

吾等並無理由懷疑其餘嘉華國際集團提供予吾等資料的真實性及準確性。其餘嘉華國際集團亦曾向吾等表示，吾等所獲提供資料並無遺漏任何重大事實。吾等認為已獲提供足夠資料以達致知情意見，且並無理由懷疑有任何重大資料遭隱瞞。

除另有説明者外，所有金額均以港元列值。吾等對中國的物業權益進行估值時所採用滙率為二零零五年三月三十一日的滙率，即1港元兑人民幣1.06元。自估值日至本函件發出當日期間，滙率並無任何重大波動。

吾等的估值概要如下，另隨函附奉估值證書。

此致

香港
北角
渣華道191號
嘉華國際中心
29樓
嘉華國際集團有限公司
董事會　台照

代表
高力國際物業顧問(香港)有限公司
助理董事
李智強
BSc., MRICS, MHKIS, RPS(GP)
謹啟

二零零五年六月三十日

附註：李智強為特許測量師，在香港物業估值方面擁有十二年經驗，並在中國及亞太地區物業估值方面擁有十年經驗。

估值概要

物業	於二零零五年三月三十一日現況下的市值 港元	其餘嘉華國際集團的應佔權益	其餘嘉華國際集團於二零零五年三月三十一日的應佔市值 港元
其餘嘉華國際集團於中國持作投資的物業權益			
中華人民共和國 上海市 徐滙區 淮海中路1010號 上海嘉華中心	1,977,000,000	35.75%	706,777,500
		總計：	**706,777,500**

估值證書

其餘嘉華國際集團於中國持有的物業權益

物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的市值 港元
中華人民共和國 上海市 徐滙區 淮海中路1010號 上海嘉華中心	該物業包括一幅地盤面積約10,854平方米的土地。 該物業包括一幢37層高辦公室大樓、一幢4層高商業大廈、一幢3層高會所、兩層地下泊車位及設備空間，總建築面積約85,260平方米。辦公室主樓已於二零零四年十二月落成。 落成後，該物業的概約建築面積及擬定用途如下：	辦公室主樓部份空置，而辦公室主樓其餘部份須受多份租約所限制，租期主要為兩至三年，最遲一份租約將於二零一零年五月屆滿，租金總共為人民幣2,750,093元。 商業大廈及會所於二零零五年六月或前後落成。	1,977,000,000 （於二零零五年三月三十一日其餘嘉華國際集團應佔權益：706,777,500港元）

項目	概約建築面積 （平方米）
辦公室主樓（37層）	65,640
商業大廈（4層）	4,049
會所（3層）	3,691
地下空間（2層）	11,880
總計	85,260

該物業持作投資用途。

附註：

(i) 根據上海市房屋土地資源管理局於二零零四年六月三日發出房地產證滬房地徐字(2004)第020283號，一幅地盤面積約10,854平方米土地的土地使用權由上海嘉滙達房地產開發經營有限公司（「上海嘉滙達」）持有作綜合用途，自一九九四年十一月二日起至二零四七年五月十九日屆滿。

(ii) 其餘嘉華國際集團的中國法律顧問就該等物業權益向吾等提供的法律意見(其中包括)如下：

(a) 上海嘉滙達合法持有該物業的土地使用權，而志惠有限公司、上海廣電電子股份有限公司及上海徐房(集團)有限公司分別擁有上海嘉滙達55%、30%及15%股權，彼等按相同比率攤分盈虧，而上海嘉滙達已悉數支付土地金。

(b) 上海嘉滙達可自由轉讓、按揭及租賃該物業的土地使用權。

(c) 該物業的土地使用權及其上的建築工程已按揭予星展銀行(上海分行)以取得兩筆貸款金額分別為350,000,000港元及250,000,000港元的貸款，年期自二零零四年六月二十一日起至二零零五年十二月二十一日止。

(d) 於二零零三年二月二十八日，上海嘉滙達獲授已重續商業執照以發展及買賣該物業。

(iii) 對該物業權益下兩幢於二零零五年六月或前後落成的商業大廈及會所進行估值時，吾等已考慮於估值日所產生的建築成本。對目前已租出辦公室主樓單位進行估值時，吾等按其租金收入淨額資本化為基準計算。

(iv) 嘉華國際擁有志惠有限公司 65%已發行股本。

以下是獨立物業估值師第一太平戴維斯(香港)有限公司就其餘嘉華國際集團的物業權益於二零零五年三月三十一日進行估值發出的函件全文、估值概要及估值證書，以供載入本通函而編製。

savills
第一太平戴維斯

估價及諮詢顧問部
直線：(852) 2801 6100
傳真：(852) 2530 0756

香港中環
交易廣場2座23樓

地產代理牌照：C-002450
電話：(852) 2842 4400
savills.com

敬啟者：

物業：　中華人民共和國上海市徐滙區淮海中路1068號嘉麗苑地庫一樓至二樓的36個泊車位

吾等茲遵照　閣下的指示，對上海嘉滙達房地產開發經營有限公司(「上海嘉滙達」)在中華人民共和國(「中國」)持有上述物業權益進行估值。吾等確認曾進行視察及作出有關查詢，並蒐集吾等認為必要的其他資料，以便向　閣下提供吾等對該物業權益於二零零五年三月三十一日(「估值日」)的市值的意見。

吾等確認，據吾等所知，概無任何利益衝突以妨礙吾等就該物業向　閣下提供獨立估值。

吾等乃根據英國皇家特許測量師學會於二零零三年二月刊行並於二零零三年五月一日生效的《評估及估值準則》(「紅書」)的應用條文、香港聯合交易所有限公司《證券上市規則》第5章及第12項應用指引，以及英國皇家特許測量師學會(香港分會)及香港測量師學會刊行的《香港物業資產估值指引備忘》進行估值。

吾等乃按照市值為基準進行估值。所謂市值，就應用條文第3.2條所載的定義如下：

「自願買家與自願賣家就有關物業權益經適當推銷後於估值日達成物業易手的公平交易估計金額，而雙方乃在知情、審慎及非強制情況下進行交易」。

該估計金額乃為賣家合理取得的最高價格以及買家合理取得的最有利價格。該估計金額並不包括因特別條款或情況(如反常融資、售後租回安排、由任何與銷售有關人士批授的特別考慮因素或特許權或特別價值因素)所致的估計升值或貶值。

吾等於估值時，乃假設該物業權益於現況下在(公開)市場求售，而無憑藉遞延條款合約、售後租回、合資經營、管理協議或任何類似的安排，以影響該物業權益的價值。

就達致吾等對該物業市值的意見時，吾等採用比較法，假設物業即時交吉出售且參考有關市場上可資比較的銷售交易進行估值。

除另有說明者外，根據　閣下法律顧問中倫金通律師事務所(「中國法律顧問」)提供的意見，吾等假設該物業權益擁有人擁有該物業權益的可強制執行所有權，並在悉數支付應繳每年土地使用費及一切所需土地使用權出讓金／應付購買代價後，於獲授的整段未屆滿年期內有權自由及不間斷地使用該物業。此外，吾等已假設該物業可自由地於(公開)市場出售及轉讓予第三者，而毋須支付額外土地金或其他繁重費用。

該物業其他特殊假設(如有)已載於該物業的估值證書註腳內。

然而，吾等沒有查證文件正本以核實所有權或確認可能未收錄於吾等所獲提供副本中的修訂條款是否存在。吾等依賴　閣下及中國法律顧問就有關該等物業權益的所有權所提供的意見。在進行估值時，吾等已考慮中國法律顧問的法律意見，並假設該等物業權益擁有人於該物業擁有可強制執行所有權。在達致吾等的估值時，吾等已作出專業判斷，惟務請　閣下審慎考慮吾等的各項估值假設。

吾等依賴　閣下就有關於中國物業權益的所有權所提供的意見。就吾等的估值而言，根據中國法律顧問提供的意見，吾等假設該物業權益擁有人於該物業擁有可強制執行所有權。在達致吾等的估值時，吾等已作出專業判斷，惟務請　閣下審慎考慮吾等的各項估值假設。

吾等曾視察該物業。然而，吾等並無進行實地視察，以確定土地狀況及該等樓宇設施等是否適合任何未來發展。於進行估值時，吾等已假設上述各方面均為滿意，且在建築期間不會引起任何額外開支或延誤。

經審閱一切有關文件後，吾等在頗大程度上依賴　閣下提供的資料，尤其有關規劃批文或法定通告、地役權、年期、發展計劃、地盤及樓面面積、識別　閣下擁有有效權益的該等物業。所有文件僅供參考之用。除另有説明者外，估值報告所載所有尺寸、量度及面積均根據　閣下提供予吾等文件所載資料為基準，因此僅為約數。吾等並無理由懷疑　閣下提供予吾等資料的真實性及準確性。吾等亦獲　閣下知會，所提供資料並無遺漏任何重大事實，吾等並無理由懷疑有任何重大資料遭隱瞞。

除另有説明者外，吾等的估值並無考慮估值物業的抵押、按揭或拖欠的款項或在出售成交時可能產生的任何開支或税項。除另有説明者外，吾等假設該物業概不附帶可影響其價值的繁重負擔、限制及支銷。

吾等假設該物業過去並無遭受任何土地污染，或在可見將來不大可能遭受污染。吾等並無進行任何土壤測試或進行有關此方面的任何其他調查，且吾等不能評估任何該等污染的可能性。

除另有説明者外，該物業以人民幣列值。吾等在估值時所採用的滙率為估值日當日的滙率，即人民幣8.277元兑1.000美元及1.000港元兑人民幣1.060元。於估值日至本函件發出當日期間，滙率概無出現任何重大波動。

最後，根據英國皇家特許測量師學會所提供的建議，吾等聲明吾等提供本報告僅為達成上述目的。本報告僅供收件人之用，吾等毋須就本報告之全部或任何部份內容向任何第三者承擔責任。任何依賴本報告的該等人士，有關風險概由該等人士承擔。未經吾等以書面批准，本報告全份或其任何部份或其所載參考資料現在或將來任何時間不得以任何形式及內容載錄於任何已刊發文件、通函或聲明中，亦不得以任何方式刊發、提及或利用本報告全份或其任何部份。

隨函附奉估值概要及估值證書。

此致

香港
北角
渣華道191號
嘉華國際中心
29樓
嘉華國際集團有限公司
董事會　台照

代表
第一太平戴維斯(香港)有限公司

估價及諮詢顧問部　助理董事
陳志康 *BSc, MHKIS, RPS(GP)*

估價及諮詢顧問部　助理董事
廖沛霖 *BSc(Hons), MHKIS*

謹啟

二零零五年六月三十日

附註：　陳志康先生與廖沛霖先生均為特許測量師，分別擁有超過十二年及九年的香港物業估值經驗，並分別擁有九年及五年的中國物業估值經驗。

估值概要

物業	於二零零五年三月三十一日現況下的市值	其餘嘉華國際集團的應佔權益	其餘嘉華國際集團於二零零五年三月三十一日的應佔市值
其餘嘉華國際集團於中國持作投資的物業權益			
中華人民共和國 上海市 徐滙區 淮海中路1068號 嘉麗苑 地庫一樓至二樓36個泊車位	人民幣 8,500,000元 （約8,018,868港元）	35.75%	人民幣3,038,750元 （約2,866,745港元）
		總計：	**人民幣3,038,750元 （約2,866,745港元）**

估值證書

物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的市值
中華人民共和國上海市徐滙區淮海中路1068號嘉麗苑地庫一樓至二樓36個泊車位	嘉麗苑為一幢32層高住宅大廈，建於兩層地庫停車場之上，設有兩個入口，名為第一座及第二座。此乃採用鋼筋混凝土興建並已於一九九七年三月落成。 該考慮中物業包括位於地庫一樓至二樓36個泊車位。 據嘉華國際所告知，該物業的總建築面積約為1,693.80平方米（每單泊車位47.05平方米）。 根據房地產所有權證參考編號(1997)第000840號，該物業已獲授土地使用權，自一九九四年十一月二日至二零六三年十月十九日止。 該物業持作投資用途。 規劃或分區用途屬住宅用途。	該物業現為空置。	人民幣8,500,000元（約8,018,868港元）

附註：

1. 根據上海市房屋土地管理局於一九九七年四月一日發出房地產所有權證參考編號(1997)第000840號，該物業的房屋所有權歸上海嘉滙達所有，該物業乃位於淮海中路1068號嘉麗苑第一座及第二座，總建築面積約為34,144.77平方米，其中地庫的建築面積約為5,081平方米。該物業的地盤面積約2,840平方米，並已獲授土地使用權可作住宅用途，自一九九四年十一月二日起至二零六三年十月十九日止。

2. 中國法律顧問已提出其法律意見，其中包括：

(i) 根據一九九七年四月一日發出房地產所有權證參考編號(1997)第000840號，該物業總建築面積為1,693.80平方米(即位於地庫一樓第4號、第5號、第10號、第11號、第50號及第52號泊車位以及位於地庫二樓第4號、第5號、第9號、第10號、第11號、第14號至第18號、第20號、第21號、第23號、第24號、第26號、第28號、第29號、第33號、第34號、第36號、第41號、第42號、第44號、第48號及第50號至第55號泊車位，合共36個泊車位)，乃以上海嘉滙達名義持有；

(ii) 上海嘉滙達可於土地使用權年期內轉讓或租賃該物業；

(iii) 上海嘉滙達為合營企業，其已註冊股本分別由上海廣電電子股份有限公司、上海徐房(集團)有限公司及志惠有限公司注入30%、15%及55%。利潤乃按照其所持股權百分比攤分。

(iv) 上海嘉滙達已於二零零三年二月二十八日獲發(重續)商業執照。

3. 據嘉華國際所告知，嘉華國際擁有志惠有限公司 65%權益。

4. 據吾等所獲提供的資料，該物業的所有權狀況和主要批文與許可證的批授情況如下：

房地產所有權證	有

以下是獨立物業估值師第一太平戴維斯(香港)有限公司就其餘嘉華國際集團的物業權益於二零零五年三月三十一日進行估值發出的函件全文、估值概要及估值證書，以供載入本通函而編製。

savills
第一太平戴維斯

估價及諮詢顧問部
直線：(852) 2801 6100
傳真：(852) 2530 0756

香港中環
交易廣場2座23樓

地產代理牌照：C-002450
電話: (852) 2842 4400
savills.com

敬啟者：

物業：「慧芝湖花園」，包括位於中華人民共和國上海市閘北區廣中路701號地段Qiu19及 Qiu20分別佔地約107,864平方米及41,236平方米的兩個地盤

吾等茲遵照　閣下的指示，對上海國廣房地產經營有限公司在中華人民共和國(「中國」)持有上述物業權益進行估值。吾等確認曾進行視察及作出有關查詢，並蒐集吾等認為必要的其他資料，以便向　閣下提供吾等對該物業權益於二零零五年三月三十一日(「估值日」)的市值的意見。

吾等確認，據吾等所知，概無任何利益衝突以妨礙吾等就該物業向　閣下提供獨立估值。

吾等乃根據英國皇家特許測量師學會於二零零三年二月刊行並於二零零三年五月一日生效的《評估及估值準則》(「紅書」)的應用條文、香港聯合交易所有限公司《證券上市規則》第5章及第12項應用指引，以及英國皇家特許測量師學會(香港分會)及香港測量師學會刊行的《香港物業資產估值指引備忘》進行估值。

吾等乃按照市值為基準作為估值的指引。所謂市值，就應用條文第3.2條所載的定義如下：

「自願買家與自願賣家就有關物業權益經適當推銷後於估值日達成物業易手的公平交易估計金額，而雙方乃在知情、審慎及非強制情況下進行交易」。

該估計金額乃為賣家合理取得的最高價格以及買家合理取得的最有利價格。該估計金額並不包括因特別條款或情況（如反常融資、售後租回安排、由任何與銷售有關人士批授的特別考慮因素或特許權或特別價值因素）所致的估計升值或貶值。

吾等於估值時，乃假設該物業權益於現況下在（公開）市場求售，而無憑藉遞延條款合約、售後租回、合資經營、管理協議或任何類似的安排，以影響該物業權益的價值。

除另有說明者外，吾等對該等物業權益進行估值時乃按比較法，假設物業可即時交吉出售為基準。比較法乃按可資比較物業的實際成交銷售或發售價格為基準進行。吾等就類似面積、特點及地點的可資比較物業進行分析，並小心衡量各項物業的一切有關優點與缺點，從而達致公平的價值比較。

對　閣下於中國目前持作發展或作日後發展的物業權益進行估值時，吾等已參考當地的可資比較市場交易，採用直接比較法進行估值。

除另有說明者外，根據　閣下法律顧問中倫金通律師事務所（「中國法律顧問」）提供的意見，吾等假設該物業權益擁有人擁有該物業權益的可強制執行所有權，並在悉數支付應繳每年土地使用費及一切所需土地使用權出讓金／應付購買代價後，於獲授的整段未屆滿年期內有權自由及不間斷地使用該物業。此外，吾等已假設該物業可自由地於（公開）市場出售及轉讓予第三者，而毋須支付額外土地金或其他繁重費用。

該物業其他特殊假設（如有）已載於該物業的估值證書註腳內。

然而，吾等沒有查證文件正本以核實所有權或確認可能未收錄於吾等所獲提供副本中的修訂條款是否存在。吾等依賴　閣下及中國法律顧問就有關該等物業權益的所有權所提供的意見。在進行估值時，吾等已考慮中國法律顧問的法律意見，並假設該等物業權益擁有人於該物業擁有可強制執行所有權。在達致吾等的估值時，吾等已作出專業判斷，惟務請　閣下審慎考慮吾等的各項估值假設。

吾等依賴　閣下就有關於中國物業權益的所有權所提供的意見。就吾等的估值而言，根據中國法律顧問提供的意見，吾等假設該物業權益擁有人於該物業擁有可強制執行所有權。在達致吾等的估值時，吾等已作出專業判斷，惟務請　閣下審慎考慮吾等的各項估值假設。

吾等曾視察該物業。然而，吾等並無進行實地視察，以確定土地狀況及該等樓宇設施等是否適合任何未來發展。於進行估值時，吾等已假設上述各方面均為滿意，且在建築期間不會引起任何額外開支或延誤。

經審閱一切有關文件後，吾等在頗大程度上依賴　閣下提供的資料，尤其有關規劃批文或法定通告、地役權、年期、發展計劃、地盤及樓面面積、識別　閣下擁有有效權益的該等物業。所有文件僅供參考之用。除另有說明者外，估值報告所載所有尺寸、量度及面積均根據　閣下提供予吾等文件所載資料為基準，因此僅為約數。吾等並無理由懷疑　閣下提供予吾等資料的真實性及準確性。吾等亦獲　閣下知會，所提供資料並無遺漏任何重大事實，吾等並無理由懷疑有任何重大資料遭隱瞞。

除另有說明者外，吾等的估值並無考慮估值物業的抵押、按揭或拖欠的款項或在出售成交時可能產生的任何開支或税項。除另有說明者外，吾等假設該物業概不附帶可影響其價值的繁重負擔、限制及支銷。

吾等假設該物業過去並無遭受任何土地污染，或在可見將來不大可能遭受污染。吾等並無進行任何土壤測試或進行有關此方面的任何其他調查，且吾等不能評估任何該等污染的可能性。

除另有說明者外，該物業以人民幣列值。吾等在估值時所採用的滙率為估值日當日的滙率，即人民幣8.277元兑1.000美元及1.000港元兑人民幣1.060元。於估值日至本函件發出當日期間，滙率概無出現任何重大波動。

最後，根據英國皇家特許測量師學會所提供的建議，吾等聲明吾等提供本報告僅為達成上述目的。本報告僅供收件人之用，吾等毋須就本報告之全部或任何部份內容向任何第三者承擔責任。任何依賴本報告的該等人士，有關風險概由該等人士承擔。未經吾等以書面批准，本報告全份或其任何部份或其所載參考資料現在或將來任何時間不得以任何形式及內容載錄於任何已刊發文件、通函或聲明中，亦不得以任何方式刊發、提及或利用本報告全份或其任何部份。

隨函附奉估值概要及估值證書。

此致

香港
北角
渣華道191號
嘉華國際中心
29樓
嘉華國際集團有限公司
董事會　台照

代表
第一太平戴維斯(香港)有限公司

估價及諮詢顧問部 助理董事 **陳志康** *BSc, MHKIS, RPS(GP)*	估價及諮詢顧問部 助理董事 **廖沛霖** *BSc(Hons), MHKIS*

謹啟

二零零五年六月三十日

附註： 陳志康先生與廖沛霖先生均為特許測量師，分別擁有超過十二年及九年的香港物業估值經驗，並分別擁有九年及五年的中國物業估值經驗。

估值概要

物業	於二零零五年三月三十一日現況下的市值	其餘嘉華國際集團的應佔權益	其餘嘉華國際集團於二零零五年三月三十一日的應佔市值
其餘嘉華國際集團於中國持作發展的物業權益			
「慧芝湖花園」，包括位於中華人民共和國上海市閘北區廣中路701號地段Qiu 19及 Qiu 20的兩個地盤	人民幣1,802,000,000元（約1,700,000,000港元）	100%	人民幣1,802,000,000元（約1,700,000,000港元）
		總計：	**人民幣1,802,000,000元（約1,700,000,000港元）**

估值證書

物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的市值
「慧芝湖花園」，包括位於中華人民共和國上海市閘北區廣中路701號地段Qiu19及Qiu20的兩個地盤	該物業包括兩個毗連形狀不規則的地盤，地盤面積分別約107,864平方米及41,236平方米，位於廣中路及一條名為Pingxingguan Road 的擬建(將會興建)道路的東北面及西北面路口。 據吾等所悉，該物業持作發展用途，名為「慧芝湖花園」，正分三期發展為住宅發展物業，總建築面積約466,129.48平方米(「該發展物業」)。 第一期建築工程已於二零零四年九月動工，並預期於二零零六年七月竣工。第一期落成後，將提供合共八幢住宅大廈(第一座至第八座)，建於一層地庫之上，層數由18層至28層不等，連同一幢兩層高商用大廈、兩層高會所及一幢公用設施大樓，總建築面積為178,268.86平方米。	現正進行第1座、第3座、第6座和第8座以及商用大廈的上蓋結構建築工程，同時亦進行第2座、第4座、第5座及第7座以及會所的打樁工程。 第二期及第三期地盤現為空置，有待發展。	人民幣1,802,000,000元(約1,700,000,000港元)

物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的市值
	根據吾等所獲提供的面積分配表，第一期各擬定用途及建築面積分佈如下：	—	—

分部	**概約建築面積** (平方米)
地面以上	
住宅	135,072.48
商用	1,557.00
會所	3,413.00
公用設施大樓	1,442.00
小計	**141,484.48**
地面以下	
地庫	36,784.38
總計：	**178,268.86**

據嘉華國際所告知，第一期將提供約742個位於地庫的有蓋泊車位及83個位於地面的露天泊車位。

據吾等所悉，第二期有潛力發展作住宅用途的建築面積約118,413.46平方米，作商業用途的建築面積約878.00平方米。第二期亦將提供644個位於地庫的有蓋泊車位及71個位於地面的露天泊車位。根據吾等所獲提供的施工時間表，第二期將於二零零六年二月動工興建，並預期於二零零八年二月竣工。

物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的市值
	根據吾等所獲提供的面積分配表，第二期各擬定用途及建築面積分佈如下：	—	—

分部	概約建築面積（平方米）
地面以上	
住宅	118,413.46
商用	878.00
會所	—
公用設施大樓	—
小計	**119,291.46**
地面以下	
地庫	15,361.24
總計：	**134,652.70**

據吾等所悉，第三期有潛力發展作住宅用途的建築面積約117,049.22平方米，將可提供1,087個位於地庫的有蓋泊車位及121個位於地面的露天泊車位。根據吾等所獲提供的施工時間表，第三期將於二零零七年八月動工興建，並預期於二零零九年八月竣工。

物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的市值
	根據吾等所獲提供的面積分配表，第三期各擬定用途及建築面積分佈如下：	—	—

分部	概約建築面積 (平方米)
地面以上	
住宅	117,049.22
商用	—
會所	—
公用設施大樓	—
小計	**117,049.22**
地面以下	
地庫	36,158.70
總計：	**153,207.92**

據吾等所悉，該等住宅大廈將採用鋼筋混凝土興建。第一期的主入口將位於一條名為Pingxingguan Road的擬建道路上。

此外，該發展物業亦將提供社區設施，包括園景區、人工湖及配有室內及室外游泳池、網球場及健身室等設施的會所。

根據二零零三年三月十日發出兩份房地產所有權證參考編號(2003)第002846號及(2003)第002851號，該物業已獲授土地使用權作住宅用途，為期七十年，自二零零三年一月二十九日起至二零七三年一月二十八日止。

附註：

1. 根據上海市房屋土地資源管理局於二零零三年三月十日發出兩份房地產所有權證(2003)第002846號及(2003)第002851號，兩幅位於廣中路701號地段 Qiu19及Qiu20總地盤面積分別為107,864.00平方米及41,236.00平方米的土地的土地使用權已授予上海國廣房地產經營有限公司作住宅用途，為期七十年，土地使用期自二零零三年一月二十九日起至二零七三年一月二十八日止。

2. 中國法律顧問已提出其法律意見，其中包括：

   (i) 根據二零零三年三月十日發出兩份房地產所有權證(2003)第002846號及(2003)第002851號，該物業包括兩幅地盤面積分別107,864.00平方米及41,236.00平方米的土地，以上海國廣房地產經營有限公司(「上海國廣」)名義持有。

   (ii) 上海國廣有權轉讓該物業的土地使用權及在建工程，惟前提是發展投資總額須已完成超過25%，並取得有關政府部門的事先同意。

   (iii) 上海國廣有權按揭該物業的土地使用權及在建工程。

   (iv) 上海國廣有權預售及預租未落成樓宇，惟須合法取得預售許可證。

   (v) 上海國廣乃嘉華(中國)投資有限公司根據中國法律成立的外商獨資公司。

3. 據嘉華國際所告知，嘉華國際擁有嘉華(中國)投資有限公司100%權益。

4. 據嘉華國際所告知，第一期估計總建築成本約人民幣544,208,539元，於二零零五年三月三十一日就第一期已支付的建築成本約為人民幣62,158,080元。第二期及第三期的估計總建築成本分別約為人民幣476,621,302元及人民幣360,895,967元。在估值過程中，吾等已考慮上述建築成本。

5. 據吾等所獲提供的資料，該物業的所有權狀況和主要批文與許可證的批授情況如下：

房地產所有權證	有
總綱發展藍圖	有
面積分配表	有

以下是獨立物業估值師第一太平戴維斯(香港)有限公司就其餘嘉華國際集團的物業權益於二零零五年三月三十一日進行估值發出的函件全文、估值概要及估值證書，以供載入本通函而編製。

savills
第一太平戴維斯

估價及諮詢顧問部
直線：(852) 2801 6100
傳真：(852) 2530 0756

香港中環
交易廣場2座23樓

地產代理牌照：C-002450
電話：(852) 2842 4400
savills.com

敬啟者：

物業：　一個位於中華人民共和國上海市靜安區嚴家宅三期地塊佔地約28,496平方米的地盤

吾等茲遵照　閣下的指示，對上海嘉申房地產開發經營有限公司(「上海嘉申」)在中華人民共和國(「中國」)持有上述物業權益進行估值。吾等確認曾進行視察及作出有關查詢，並蒐集吾等認為必要的其他資料，以便向　閣下提供吾等對該物業權益於二零零五年三月三十一日(「估值日」)的市值的意見。

吾等確認，據吾等所知，概無任何利益衝突以妨礙吾等就該物業向　閣下提供獨立估值。

吾等乃根據英國皇家特許測量師學會於二零零三年二月刊行並於二零零三年五月一日生效的《評估及估值準則》(「紅書」)的應用條文、香港聯合交易所有限公司《證券上市規則》第5章及第12項應用指引，以及英國皇家特許測量師學會(香港分會)及香港測量師學會刊行的《香港物業資產估值指引備忘》進行估值。

閣下指示吾等按照市值為基準進行估值。所謂市值，就應用條文第3.2條所載的定義如下：

「自願買家與自願賣家就有關物業權益經適當推銷後於估值日達成物業易手的公平交易估計金額，而雙方乃在知情、審慎及非強制情況下進行交易」。

該估計金額乃為賣家合理取得的最高價格以及買家合理取得的最有利價格。該估計金額並不包括因特別條款或情況(如反常融資、售後租回安排、由任何與銷售有關人士批授的特別考慮因素或特許權或特別價值因素)所致的估計升值或貶值。

吾等於估值時，乃假設該物業權益於現況下在(公開)市場求售，而無憑藉遞延條款合約、售後租回、合資經營、管理協議或任何類似的安排，以影響該物業權益的價值。

除另有説明者外，吾等對該等物業權益進行估值時乃按比較法，假設物業可即時交吉出售為基準。比較法按可資比較物業的實際成交銷售或發售價格為基準進行。吾等就類似面積、特點及地點的可資比較物業進行分析，並小心衡量各項物業的一切有關優點與缺點，從而達致公平的價值比較。

對　閣下於中國目前持作發展或作日後發展的物業權益進行估值時，吾等已參考當地的可資比較市場交易，採用直接比較法進行估值。

除另有説明者外，根據　閣下法律顧問中倫金通律師事務所(「中國法律顧問」)提供的意見，吾等假設該物業權益擁有人擁有該物業權益的可強制執行所有權，並在悉數支付應繳每年土地使用費及一切所需土地使用權出讓金／應付購買代價後，於獲授的整段未屆滿年期內有權自由及不間斷地使用該物業。此外，吾等已假設該物業可自由地於(公開)市場出售及轉讓予第三者，而毋須支付額外土地金或其他繁重費用。

該物業其他特殊假設(如有)已載於該物業的估值證書註腳內。

然而，吾等沒有查證文件正本以核實所有權或確認可能未收錄於吾等所獲提供副本中的修訂條款是否存在。吾等依賴　閣下及中國法律顧問就有關該等物業權益的所有權所提供的意見。在進行估值時，吾等已考慮中國法律顧問的法律意見，並假設該等物業權益擁有人於該物業擁有可強制執行所有權。在達致吾等的估值時，吾等已作出專業判斷，惟務請　閣下審慎考慮吾等的各項估值假設。

吾等依賴　閣下就有關於中國物業權益的所有權所提供的意見。就吾等的估值而言，根據中國法律顧問提供的意見，吾等假設該物業權益擁有人於該物業擁有可強制執行所有權。在達致吾等的估值時，吾等已作出專業判斷，惟務請　閣下審慎考慮吾等的各項估值假設。

吾等曾視察該物業。然而，吾等並無進行實地視察，以確定土地狀況及該等設施等是否適合任何未來發展。於進行估值時，吾等已假設上述各方面均為滿意，且在建築期間不會引起任何額外開支或延誤。

經審閱一切有關文件後，吾等在頗大程度上依賴　閣下提供的資料，尤其有關規劃批文或法定通告、地役權、年期、發展計劃、地盤及樓面面積、識別　閣下擁有有效權益的該等物業。所有文件僅供參考之用。除另有說明者外，估值報告所載所有尺寸、量度及面積均根據　閣下提供予吾等文件所載資料為基準，因此僅為約數。吾等並無理由懷疑　閣下提供予吾等資料的真實性及準確性。吾等亦獲　閣下知會，所提供資料並無遺漏任何重大事實，吾等並無理由懷疑有任何重大資料遭隱瞞。

除另有說明者外，吾等的估值並無考慮估值物業的抵押、按揭或拖欠的款項或在出售成交時可能產生的任何開支或稅項。除另有說明者外，吾等假設該物業概不附帶可影響其價值的繁重負擔、限制及支銷。

吾等假設該物業過去並無遭受任何土地污染，或在可見將來不大可能遭受污染。吾等並無進行任何土壤測試或進行有關此方面的任何其他調查，且吾等不能評估任何該等污染的可能性。

除另有說明者外，該物業以人民幣列值。吾等在估值時所採用的滙率為估值日當日的滙率，即人民幣8.277元兑1.000美元及1.000港元兑人民幣1.060元。於估值日至本函件發出當日期間，滙率概無出現任何重大波動。

最後，根據英國皇家特許測量師學會所提供的建議，吾等聲明吾等提供本報告僅為達成上述目的。本報告僅供收件人之用，吾等毋須就本報告之全部或任何部份內容向任何第三者承擔責任。任何依賴本報告的該等人士，有關風險概由該等人士承擔。未經吾等以書面批准，本報告全份或其任何部份或其所載參考資料現在或將來任何時間不得以任何形式及內容載錄於任何已刊發文件、通函或聲明中，亦不得以任何方式刊發、提及或利用本報告全份或其任何部份。

隨函附奉估值概要及估值證書。

此致

香港
北角
渣華道191號
嘉華國際中心
29樓
嘉華國際集團有限公司
董事會　台照

代表
第一太平戴維斯(香港)有限公司

估價及諮詢顧問部
助理董事
陳志康 *BSc, MHKIS, RPS(GP)*

估價及諮詢顧問部
助理董事
廖沛霖 *BSc(Hons), MHKIS*

謹啟

二零零五年六月三十日

附註：陳志康先生與廖沛霖先生均為特許測量師，分別擁有超過十二年及九年的香港物業估值經驗，並分別擁有九年及五年的中國物業估值經驗。

估值概要

物業	於二零零五年三月三十一日現況下的市值	其餘嘉華國際集團的應佔權益	其餘嘉華國際集團於二零零五年三月三十一日的應佔市值
其餘嘉華國際集團於中國持作發展的物業權益			
中華人民共和國 上海市 靜安區嚴家宅 三期地塊	人民幣 857,000,000元 （約808,490,566港元）	99%	人民幣 848,430,000元 （約800,405,660港元）
		總計：	**人民幣 848,430,000元 （約800,405,660港元）**

估值證書

物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的市值
中華人民共和國 上海市 靜安區嚴家宅 三期地塊	該物業包括將於一個總地盤面積28,496平方米形狀不規則的地盤上興建的一個住宅發展物業(「該發展物業」),該物業位於毗連萬航渡路南面及鎮寧路東面的一條已計劃興建道路以南。 據吾等所悉,整個發展物業預期於二零零七年十二月竣工。全面竣工後,該發展物業將提供一幢2層高獨立別墅連同四個毗連獨立別墅單位、六幢12層高至30層高不等的住宅大廈,建於兩層高分別名為T1至T3及T5至T7泊車地庫之上,連同2層高的會所及公用設施大樓,總建築面積約123,850.89平方米。 根據吾等所獲提供的面積分配表,該發展物業各擬定用途及建築面積分佈如下:	目前該地盤主要建有尚待拆卸的低層舊式住宅大廈。 據指示,吾等對該物業進行估值時已按即時交吉基礎,假設作住宅發展物業的地盤的平整工程已經完成。	人民幣857,000,000元 (約808,490,566港元)

分部	概約建築面積 (平方米)
地面以上	
住宅單位	93,022.68
獨立別墅	681.18
商用	700.00
會所	1,902.03
市場	3,000.00
網球場/康樂	523.00
小計	**99,828.89**
地面以下	
地庫	24,022.00
總計:	**123,850.89**

物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的市值
	根據吾等所獲提供的面積分配表，該住宅單位及獨立別墅部份的預計概約建築面積分佈及住宅單位數目如下：	—	—

座數	層數	單位編號	概約建築面積（平方米）
住宅單位			
T1	30	54	13,332.13
T2	30	52	17,478.81
T3	30	107	26,467.10
T5	14-16	64	17,644.94
T6	12-18	58	11,360.22
T7	13-18	50	6,739.48
小計：		**385**	**93,022.68**
獨立別墅	2	4	681.18
總計：		**389**	**93,703.86**

此外，該發展物業亦將會提供社區設施，包括網球場、園景區及配有室內及室外游泳池及健身室等設施的會所。該等住宅大廈將會採用鋼筋混凝土興建。據吾等所悉，該發展物業將提供約480個位於地庫的泊車位。根據國有土地使用權出讓合同參考編號(2002)第048號，該物業已獲授土地使用權，為期七十年。

附註：

1. 根據上海市靜安區房屋土地管理局(甲方)與嘉華(中國)投資有限公司(99%)及上海申城房地產開發實業總公司(1%)(乙方)於二零零二年八月二十八日訂立的國有土地使用權出讓合同參考編號(2002)第048號，甲方按土地使用權出讓金人民幣2,691,360元向乙方出讓一幅土地位於上海市靜安區嚴家宅三期地段總地盤面積28,496平方米在現況下的土地使用權，土地使用期為七十年。上述合約及隨附有關發展該物業的土地使用法規中所載的主要條件概述如下：

(i) 已獲准土地用途	：	住宅
(ii) 土地使用年期	：	七十年
(iii) 地積比率	：	每公頃不超過40,000平方米(總建築面積不得超過113,984平方米)
(iv) 綠化比率	：	不少於地盤面積35%

2. 根據上海市靜安區人民政府(甲方)與嘉華(中國)投資有限公司(99%)及上海申城房地產開發實業總公司(1%)(乙方)於二零零二年八月二十八日訂立的國有土地使用權出讓合同參考編號(2002)第048號的補充合同，部分經調整的主要條款如下：

   (i) 已獲准地積比率不得超過4倍。倘若實際地積比率超過4倍，須事先取得有關政府機關的批准，而乙方須按建築面積每平方米人民幣320元的單價支付提供公用設施的成本，以及經擴大樓面面積的土地使用權出讓金。

   (ii) 根據該地段的規劃條件，須於該地段的原位置配設一個地盤面積不少於2,000平方米的110KV變壓站。按乙方的要求，變壓站須遷移至該地段劃有紅線地盤最少100米以外的地方。乙方須承擔上述遷移變壓站的賠償費用人民幣18,000,000元。

3. 根據上海市靜安區人民政府(甲方)與嘉華(中國)投資有限公司、上海申城房地產開發實業總公司(乙方)於二零零二年八月二十八日訂立的委託拆遷及部分市政設施配套合同，乙方已委任甲方進行嚴家宅三期地段的拆遷工程及提供市政設施配套。總地盤面積為28,496平方米及總建築面積為113,984平方米。拆遷工程及提供市政設施配套的總成本為人民幣343,773,353元。

4. 中國法律顧問已提出其法律意見，其中包括：

   (i) 上海嘉申已根據國有土地使用權出讓合同所載規定悉數支付所有土地使用權出讓金。

   (ii) 上海嘉申悉數支付有關土地使用權出讓金及拆遷工程及提供市政設施配套成本後，上海嘉申領取有關房地產所有權證時應不會出現法律阻礙。

   (iii) 上海嘉申有權轉讓該物業的土地使用權，惟須事先取得有效的房地產所有權證、發展投資總額已完成超過25%、以其名義取得有關所有權文件及取得有關政府部門的事先同意。

(iv) 上海嘉申為根據中國法律成立的合營企業，並為嘉華(中國)投資有限公司擁有99%權益的附屬公司。利潤乃按所佔股權攤分。

(v) 上海嘉申已於二零零三年三月二十六日獲發商業執照。

5. 據嘉華國際所告知，嘉華國際擁有嘉華(中國)投資有限公司100%權益。

6. 據吾等所獲提供的資料，該物業的所有權狀況和主要批文與許可證的批授情況如下：

國有土地使用權出讓合同	有
國有土地使用權出讓合同的補充合同	有
委託拆遷及部分市政設施配套合同	有
房地產所有權證	無
總綱發展藍圖	有

以下是獨立物業估值師第一太平戴維斯(香港)有限公司就其餘嘉華國際集團的物業權益於二零零五年三月三十一日進行估值發出的函件全文、估值概要及估值證書，以供載入本通函而編製。

savills
第一太平戴維斯

估價及諮詢顧問部
直線：(852) 2801 6100
傳真：(852) 2530 0756

香港中環
交易廣場2座23樓

地產代理牌照：C-002450
電話：(852) 2842 4400
savills.com

敬啟者：

物業：　中華人民共和國上海市靜安區嘉園商用部分(萬航渡路458弄3號及5號以及萬航渡路446號、450號、456號及442號)及位於地庫一樓30個泊車位(萬航渡路436弄1號至20號、23號、27號、34號、37號、40號、41號、51號至54號)

吾等茲遵照　閣下的指示，對上海嘉港城房地產開發經營有限公司(「上海嘉港城」)在中華人民共和國(「中國」)持有上述物業權益進行估值。吾等確認曾進行視察及作出有關查詢，並蒐集吾等認為必要的其他資料，以便向　閣下提供吾等對該物業權益於二零零五年三月三十一日(「估值日」)的市值的意見。

吾等確認，據吾等所知，概無任何利益衝突以妨礙吾等就該物業向　閣下提供獨立估值。

吾等乃根據英國皇家特許測量師學會於二零零三年二月刊行並於二零零三年五月一日生效的《評估及估值準則》(「紅書」)的應用條文、香港聯合交易所有限公司《證券上市規則》第5章及第12項應用指引，以及英國皇家特許測量師學會(香港分會)及香港測量師學會刊行的《香港物業資產估值指引備忘》進行估值。

吾等乃按照市值為基準進行估值。所謂市值，就應用條文第3.2條所載的定義如下：

「自願買家與自願賣家就有關物業權益經適當推銷後於估值日達成物業易手的公平交易估計金額，而雙方乃在知情、審慎及非強制情況下進行交易」。

該估計金額乃為賣家合理取得的最高價格以及買家合理取得的最有利價格。該估計金額並不包括因特別條款或情況(如反常融資、售後租回安排、由任何與銷售有關人士批授的特別考慮因素或特許權或特別價值因素)所致的估計升值或貶值。

吾等於估值時，乃假設該物業權益於現況下在(公開)市場求售，而無憑藉遞延條款合約、售後租回、合資經營、管理協議或任何類似的安排，以影響該物業權益的價值。

就達致吾等對該物業市值的意見時，吾等採用比較法，假設物業即時交吉出售且參考有關市場上可資比較的銷售交易進行估值。

除另有說明者外，根據　閣下法律顧問中倫金通律師事務所(「中國法律顧問」)提供的意見，吾等假設該物業權益擁有人擁有該物業權益的可強制執行所有權，並在悉數支付應繳每年土地使用費及一切所需土地使用權出讓金／應付購買代價後，於獲授的整段未屆滿年期內有權自由及不間斷地使用該物業。此外，吾等已假設該物業可自由地於(公開)市場出售及轉讓予第三者，而毋須支付額外土地金或其他繁重費用。

該物業其他特殊假設(如有)已載於該物業的估值證書註腳內。

然而，吾等沒有查證文件正本以核實所有權或確認可能未收錄於吾等所獲提供副本中的修訂條款是否存在。吾等依賴　閣下及中國法律顧問就有關該等物業權益的所有權所提供的意見。在進行估值時，吾等已考慮中國法律顧問的法律意見，並假設該等物業權益擁有人於該物業擁有可強制執行所有權。在達致吾等的估值時，吾等已作出專業判斷，惟務請　閣下審慎考慮吾等的各項估值假設。

吾等依賴　閣下就有關於中國物業權益的所有權所提供的意見。就吾等的估值而言，根據中國法律顧問提供的意見，吾等假設該物業權益擁有人於該物業擁有可強制執行所有權。在達致吾等的估值時，吾等已作出專業判斷，惟務請　閣下審慎考慮吾等的各項估值假設。

吾等曾視察該物業。然而，吾等並無進行實地視察，以確定土地狀況及該等樓宇設施等是否適合任何未來發展。於進行估值時，吾等已假設上述各方面均為滿意，且在建築期間不會引起任何額外開支或延誤。

經審閱一切有關文件後，吾等在頗大程度上依賴　閣下提供的資料，尤其有關規劃批文或法定通告、地役權、年期、佔用詳情、租用情況、地盤及樓面面積、識別　閣下擁有有效權益的該等物業。所有文件僅供參考之用。除另有說明者外，估值報告所載所有尺寸、量度及面積均根據　閣下提供予吾等文件所載資料為基準，因此僅為約數。吾等並無理由懷疑　閣下提供予吾等資料的真實性及準確性。吾等亦獲　閣下知會，所提供資料並無遺漏任何重大事實，吾等並無理由懷疑有任何重大資料遭隱瞞。

除另有說明者外，吾等的估值並無考慮估值物業的抵押、按揭或拖欠的款項或在出售成交時可能產生的任何開支或稅項。除另有說明者外，吾等假設該物業概不附帶可影響其價值的繁重負擔、限制及支銷。

吾等假設該物業過去並無遭受任何土地污染，或在可見將來不大可能遭受污染。吾等並無進行任何土壤測試或進行有關此方面的任何其他調查，且吾等不能評估任何該等污染的可能性。

除另有說明者外，該物業以人民幣列值。吾等在估值時所採用的滙率為估值日當日的滙率，即人民幣8.277元兑1.000美元及1.000港元兑人民幣1.060元。於估值日至本函件發出當日期間，滙率概無出現任何重大波動。

最後，根據英國皇家特許測量師學會所提供的建議，吾等聲明吾等提供本報告僅為達成上述目的。本報告僅供收件人之用，吾等毋須就本報告之全部或任何部份內容向任何第三者承擔責任。任何依賴本報告的該等人士，有關風險概由該等人士承擔。未經吾等以書面批准，本報告全份或其任何部份或其所載參考資料現在或將來任何時間不得以任何形式及內容載錄於任何已刊發文件、通函或聲明中，亦不得以任何方式刊發、提及或利用本報告全份或其任何部份。

隨函附奉估值概要及估值證書。

此致

香港
北角
渣華道191號
嘉華國際中心
29樓
嘉華國際集團有限公司
董事會　台照

代表
第一太平戴維斯(香港)有限公司

估價及諮詢顧問部
助理董事
陳志康 *BSc, MHKIS, RPS(GP)*

估價及諮詢顧問部
助理董事
廖沛霖 *BSc(Hons), MHKIS*

謹啟

二零零五年六月三十日

附註：　陳志康先生與廖沛霖先生均為特許測量師，分別擁有超過十二年及九年的香港物業估值經驗，並分別擁有九年及五年的中國物業估值經驗。

估值概要

物業	於二零零五年三月三十一日現況下的市值	其餘嘉華國際集團的應佔權益	其餘嘉華國際集團於二零零五年三月三十一日的應佔市值
其餘嘉華國際集團於中國持作投資的物業權益			
中華人民共和國 上海市 靜安區 嘉園 商用部分(萬航渡路458弄3號及5號以及萬航渡路446號、450號、456號及442號)及位於地庫一樓30個泊車位(萬航渡路436弄1號至20號、23號、27號、34號、37號、40號、41號、51號至54號)	人民幣39,650,000元 (約37,405,660港元)	95%	人民幣37,667,500元 (約35,535,377港元)
		總計：	**人民幣37,667,500元 (約35,535,377港元)**

估值證書

物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的市值
中華人民共和國 上海市 靜安區 嘉園 商用部分（萬航渡路458弄3號及5號以及萬航渡路446號、450號、456號及442號）及位於地庫一樓30個泊車位（萬航渡路436弄1號至20號、23號、27號、34號、37號、40號、41號、51號至54號）	嘉園包括兩幢20層至33層高住宅大廈，名為1號至6號（不設第4號），建於單層停車場地庫之上及一幢兩層高商用大廈。該物業採用鋼筋混凝土興建，已於二零零一年三月落成。 該考慮中物業包括商用部分（萬航渡路458弄3號及5號以及萬航渡路446號、450號、456號及442號）及位於地庫一樓30個泊車位（萬航渡路436弄1號至20號、23號、27號、34號、37號、40號、41號、51號至54號）。 根據房地產所有權證，組成商用部分的建築面積分佈如下：	根據吾等所獲提供的資料，該商用部分約954.1平方米於估值日須受多項租賃協議規限，月租總共約人民幣63,000元（包括管理費）。該等租約的年期主要為期3年至5年，自二零零二年三月一日至二零零四年三月一日起計。該物業其餘部分均由業主佔用或空置。 30個泊車位目前可即時交吉。	人民幣39,650,000元 （約37,405,660港元）

座數編號	單位	平方米
3	1樓	240.64
5	1樓	131.12
446	1樓	132.10
450	1樓	132.61
456	1樓	165.77
442	101	190.37
442	201	139.90
442	202	383.72
442	203	228.12
總計		**1,744.35**

根據房地產所有權證參考編號(2001)第002201號，該物業獲授土地使用權，為期七十年，自一九九七年八月二十六日起至二零六七年八月二十五日止。

規劃或分區用途屬住宅用途。

附註：

1. 根據上海市房屋土地管理局於二零零一年三月二十八日發出的房地產所有權證參考編號(2001)第002201號，該物業位於萬航渡路458弄1號至3號及5號至6號以及萬航渡路436號、442號、446號、450號及456

號，總建築面積約88,967.83平方米，其所有權歸上海嘉港城名下，且該物業地盤面積約15,857.00平方米的土地已獲授土地使用權，可作住宅用途，土地使用期為七十年，自一九九七年八月二十六日起至二零六七年八月二十五日止。

所述物業不超過上述88,967.83平方米。

2. 中國法律顧問已提出其法律意見，其中包括：

   (i) 該物業根據二零零一年三月二十八日發出房地產所有權證參考編號(2001)第002201號以上海嘉港城名義持有。

   (ii) 上海嘉港城於土地使用期內可轉讓及租賃該物業。

   (iii) 上海嘉港城為合營企業，其已註冊股本分別由香港彩虹日國際有限公司及上海申城房地產開發實業總公司注入95%及5%。利潤乃按照其所持股權比率攤分。

   (iv) 上海嘉港城已於二零零三年二月二十五日獲發(重續)商業執照。

3. 據嘉華國際所告知，嘉華國際擁有香港彩虹日國際有限公司100%權益。

4. 據吾等獲提供的得資料，該物業的所有權狀況和主要批文與許可證的批授情況如下：

房地產所有權證	有

以下是獨立物業估值師第一太平戴維斯(香港)有限公司就其餘嘉華國際集團的物業權益於二零零五年三月三十一日進行估值發出的函件全文、估值概要及估值證書，以供載入本通函而編製。

savills
第一太平戴維斯

估價及諮詢顧問部
直線：(852) 2801 6100
傳真：(852) 2530 0756

香港中環
交易廣場2座23樓

地產代理牌照：C-002450
電話：(852) 2842 4400
savills.com

敬啟者：

物業：　兩個位於中華人民共和國上海市徐滙區建國西路68號A及B地段的地盤

吾等茲遵照　閣下的指示，對上海嘉兆房地產開發經營有限公司在中華人民共和國(「中國」)持有上述物業權益進行估值。吾等確認曾進行視察及作出有關查詢，並蒐集吾等認為必要的其他資料，以便向　閣下提供吾等對該物業權益於二零零五年三月三十一日(「估值日」)的市值的意見。

吾等確認，據吾等所知，概無任何利益衝突以妨礙吾等就該物業向　閣下提供獨立估值。

吾等乃根據英國皇家特許測量師學會於二零零三年二月刊行並於二零零三年五月一日生效的《評估及估值準則》(「紅書」)的應用條文、香港聯合交易所有限公司《證券上市規則》第5章及第12項應用指引，以及英國皇家特許測量師學會(香港分會)及香港測量師學會刊行的《香港物業資產估值指引備忘》進行估值。

吾等乃按照市值為基準進行估值。所謂市值，就應用條文第3.2條所載的定義如下：

「自願買家與自願賣家就有關物業權益經適當推銷後於估值日達成物業易手的公平交易估計金額，而雙方乃在知情、審慎及非強制情況下進行交易」。

該估計金額乃為賣家合理取得的最高價格以及買家合理取得的最有利價格。該估計金額並不包括因特別條款或情況(如反常融資、售後租回安排、由任何與銷售有關人士批授的特別考慮因素或特許權或特別價值因素)所致的估計升值或貶值。

吾等於估值時，乃假設該物業權益於現況下在(公開)市場求售，而無憑藉遞延條款合約、售後租回、合資經營、管理協議或任何類似的安排，以影響該物業權益的價值。

除另有説明者外，吾等對該等物業權益進行估值時乃按比較法，假設物業可即時交吉出售為基準。比較法按可資比較物業的實際成交銷售或發售價格為基準進行。吾等就類似面積、特點及地點的可資比較物業進行分析，並小心衡量各項物業的一切有關優點與缺點，從而達致公平的價值比較。

對　閣下於中國目前持作發展或作日後發展的物業權益進行估值時，吾等已參考當地的可資比較市場交易，採用直接比較法進行估值。

除另有説明者外，根據　閣下法律顧問隆安律師事務所(「中國法律顧問」)提供的意見，吾等假設該物業權益擁有人擁有該物業權益的可強制執行所有權，並在悉數支付應繳每年土地使用費及一切所需土地使用權出讓金／應付購買代價後，於獲授的整段未屆滿年期內有權自由及不間斷地使用該物業。此外，吾等已假設該物業可自由地於(公開)市場出售及轉讓予第三者，而毋須支付額外土地金或其他繁重費用。

該物業其他特殊假設(如有)已載於該物業的估值證書註腳內。

然而，吾等沒有查證文件正本以核實所有權或確認可能未收錄於吾等所獲提供副本中的修訂條款是否存在。吾等依賴　閣下及中國法律顧問就有關該等物業權益的所有權所提供的意見。在進行估值時，吾等已考慮中國法律顧問的法律意見，並假設該等物業權益擁有人於該物業擁有可強制執行所有權。在達致吾等的估值時，吾等已作出專業判斷，惟務請　閣下審慎考慮吾等的各項估值假設。

吾等依賴　閣下就有關於中國物業權益的所有權所提供的意見。就吾等的估值而言，根據中國法律顧問提供的意見，吾等假設該物業權益擁有人於該物業擁有可強制執行所有權。在達致吾等的估值時，吾等已作出專業判斷，惟務請　閣下審慎考慮吾等的各項估值假設。

吾等曾視察該物業。然而，吾等並無進行實地視察，以確定土地狀況及該等樓宇設施等是否適合任何未來發展。於進行估值時，吾等已假設上述各方面均為滿意，且在建築期間不會引起任何額外開支或延誤。

經審閱一切有關文件後，吾等在頗大程度上依賴　閣下提供的資料，尤其有關規劃批文或法定通告、地役權、年期、發展計劃、地盤及樓面面積、識別　閣下擁有有效權益的該等物業。所有文件僅供參考之用。除另有説明者外，估值報告所載所有尺寸、量度及面積均根據　閣下提供予吾等文件所載資料為基準，因此僅為約數。吾等並無理由懷疑　閣下提供予吾等資料的真實性及準確性。吾等亦獲　閣下知會，所提供資料並無遺漏任何重大事實，吾等並無理由懷疑有任何重大資料遭隱瞞。

除另有説明者外，吾等的估值並無考慮估值物業的抵押、按揭或拖欠的款項或在出售成交時可能產生的任何開支或税項。除另有説明者外，吾等假設該物業概不附帶可影響其價值的繁重負擔、限制及支銷。

吾等假設該物業過去並無遭受任何土地污染，或在可見將來不大可能遭受污染。吾等並無進行任何土壤測試或進行有關此方面的任何其他調查，且吾等不能評估任何該等污染的可能性。

除另有説明者外，該物業以人民幣列值。吾等在估值時所採用的滙率為估值日當日的滙率，即人民幣8.277元兑1.000美元及1.000港元兑人民幣1.060元。於估值日至本函件發出當日期間，滙率概無出現任何重大波動。

最後，根據英國皇家特許測量師學會所提供的建議，吾等聲明吾等提供本報告僅為達成上述目的。本報告僅供收件人之用，吾等毋須就本報告之全部或任何部份內容向任何第三者承擔責任。任何依賴本報告的該等人士，有關風險概由該等人士承擔。未經吾等以書面批准，本報告全份或其任何部份或其所載參考資料現在或將來任何時間不得以任何形式及內容載錄於任何已刊發文件、通函或聲明中，亦不得以任何方式刊發、提及或利用本報告全份或其任何部份。

隨函附奉估值概要及估值證書。

此致

香港
北角
渣華道191號
嘉華國際中心
29樓
嘉華國際集團有限公司
董事會　台照

代表
第一太平戴維斯(香港)有限公司

估價及諮詢顧問部　　估價及諮詢顧問部
助理董事　　助理董事
陳志康 *BSc, MHKIS, RPS(GP)*　　**廖沛霖** *BSc(Hons), MHKIS*
謹啟

二零零五年六月三十日

附註：陳志康先生與廖沛霖先生均為特許測量師，分別擁有超過十二年及九年的香港物業估值經驗，並分別擁有九年及五年的中國物業估值經驗。

估值概要

物業	於二零零五年三月三十一日現況下的市值	其餘嘉華國際集團的應佔權益	其餘嘉華國際集團於二零零五年三月三十一日的應佔市值
其餘嘉華國際集團於中國持作發展的物業權益			
中華人民共和國 上海市 徐滙區 建國西路68號 A及B地段	人民幣 1,301,000,000元 （約1,227,358,491港元）	100%	人民幣 1,301,000,000元 （約1,227,358,491港元）
		總計：	**人民幣 1,301,000,000元 （約1,227,358,491港元）**

估值證書

物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的市值
中華人民共和國 上海市 徐滙區 建國西路68號 A及B地段	該物業包括建於兩個毗連形狀不規則的地盤（分別名為建國西路68號A及B地段）上一項住宅發展物業（「該發展物業」），總地盤面積約38,389.00平方米，位於建國西路西北面及嘉善路東北面路口。 據吾等所悉，該發展物業預期於二零零七年十月竣工。全面竣工後，該發展物業將提供一幢31層高酒店式服務住宅大廈、三幢13層至32層高的住宅大廈，名為TA1至TA7、兩幢13層至28層高住宅大廈，名為TB1至TB5，建於一層地庫之上連同兩層高會所、商用大廈及公用設施大樓，總建築面積約183,597.20平方米。	目前該地盤主要建有尚待拆卸的低層舊式住宅大廈。 據指示，吾等對該物業進行估值時，已按即時交吉基礎，假設作住宅發展物業的地盤平整工程已經完成。	人民幣 1,301,000,000元 （約1,227,358,491 港元）

物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的市值
	根據吾等所獲提供的面積分配表，該發展物業預計的概約建築面積分佈如下：	—	—

分部	概約建築面積 (平方米)
地面以上	
住宅單位	86,257.00
酒店式服務住宅	35,778.00
酒店式服務住宅的商用部份	5,519.00
會所	2,946.00
商用	5,668.20
公用設施大樓	3,429.00
小計：	**139,597.20**
地面以下	
地庫	44,000.00
總計：	**183,597.20**

該等住宅大廈將採用鋼筋混凝土興建。該發展物業的主入口位於建國西路及嘉善路。據吾等所悉，該發展物業將提供約950個位於地庫的泊車位。

附註：

1. 根據上海市房屋土地資源管理局於二零零四年三月四日及二零零二年五月二十二日發出兩份房地產所有權證參考編號(2004)第010218號及(2002)第004664號(「該等所有權證書」)，建國西路68號A及B地段總地盤面積分別26,686平方米及11,203平方米的土地使用權已授予上海嘉兆房地產開發經營有限公司作住宅用途，土地使用期自二零零一年九月十一日起至二零六五年一月二十一日止。

2. 根據上海市城市規劃管理局於二零零五年一月十日發出的建設用地規劃許可證參考編號(2005)第00050114E00010號，總地盤面積約38,389平方米的建國西路68號由上海嘉兆房地產開發經營有限公司(「上海嘉兆」)擁有。

3. 根據在兩份房地產所有權證參考編號(2004)第010218號及(2002)第004664號所訂明，該物業的地盤面積(37,889平方米)與建設用地規劃許可證參考編號(2005)第00050114E00010號所訂明的地盤面積

(38,389平方米)並不相符，嘉華國際指示吾等在編製吾等的估值時，按建設用地規劃許可證所訂明的地盤面積38,389平方米為基準。在吾等進行估值的過程中，吾等假設所獲額外地盤面積的任何額外應付土地金已悉數支付，而在轉讓該物業時，有關政府機關將不會徵收額外土地使用權出讓金或繁重費用。

4. 中國法律顧問已提出其法律意見，其中包括：

(i) 根據分別於二零零四年三月四日及二零零二年五月二十二日發出兩份房地產所有權證參考編號(2004)第010218號及(2002)第004664號，該物業內的地盤面積約38,389平方米，以上海嘉兆名義持有。

(ii) 上海嘉兆有權發展該物業。

(iii) 上海嘉兆有權轉讓該物業的土地使用權，惟須事先取得有效的房地產所有權證、發展投資總額已完成超過25%、以其名義取得有關所有權文件及取得有關政府部門的事先同意。

(iv) 根據上海嘉兆的合作合同及合作備忘錄，銘泰有限公司實際擁有上海嘉兆全部股權。

(v) 上海嘉兆已於二零零四年三月十一日獲發(重續)商業執照。

5. 據嘉華國際所告知，嘉華國際擁有銘泰有限公司100%權益。

6. 據吾等所獲提供的資料，該物業的所有權狀況和主要批文與許可證的批授情況如下：

房地產所有權證	有
建設用地規劃許可證	有
總綱發展藍圖	有
面積分配表	有

以下是獨立物業估值師威格斯資產評估顧問有限公司就嘉華建材集團的物業權益於二零零五年三月三十一日進行的估值發出的函件全文、估值概要及估值證書，以供載於本通函而編製。

威格斯資產評估顧問有限公司
國際資產估值顧問
香港
九龍
觀塘道398號
嘉域大廈10樓

敬啟者：

吾等茲遵照　閣下的指示，對嘉華建材有限公司(「嘉華建材」)及其附屬公司(以下統稱「嘉華建材集團」)與嘉華國際集團有限公司(「嘉華國際」)及其附屬公司(以下統稱「嘉華國際集團」)在中華人民共和國香港特別行政區(「香港」)、中華人民共和國澳門特別行政區(「澳門」)及中華人民共和國(「中國」)持有及租賃的物業權益進行估值。吾等證實曾進行視察及作出有關查詢，並蒐集吾等認為必要的其他資料，以便向　閣下提供吾等對該等物業權益於二零零五年三月三十一日的市值的意見。

吾等的估值乃吾等對該等物業權益市值的意見。所謂市值，就吾等所下定義而言，乃「自願買家與自願賣家就有關權益經適當推銷後於估值日達成物業易手的公平交易估計金額，而雙方乃在知情及審慎情況下自願進行交易」。

在對嘉華建材集團及嘉華國際集團在香港持有的第一類物業權益進行估值時，吾等採用直接比較法，參考於公開市場可資比較之交易及按交吉狀況基準進行估值。

就第二類物業權益進行估值時，吾等採用直接比較法，參考上海的標準地價及當地的可資比較銷售交易進行估值。

由於第三至第五類物業權益屬短期性質，禁止轉讓或分租，或並無可觀的租值利潤，故此並無商業價值。

吾等於估值時，乃假設業主可於現況下將該等物業在公開市場求售，而無憑藉遞延條款合約、售後租回、合資經營、管理協議或任何類似的安排，以提高該等物業權益的價值。

吾等已就香港的物業向香港土地註冊處進行查冊，並就澳門的物業向澳門土地註冊處進行查冊。然而，吾等並沒有獲提供該等所有權查證文件正本以核實資料的準確性，或確認可能未收錄於吾等所獲提供副本中的其後任何修訂（如有）。

就第二及第五類物業權益進行估值時，吾等依賴嘉華建材集團的中國法律顧問通商律師事務所提供的法律意見（「中國法律意見」）。

就該等物業而言，吾等只獲提供有關物業的部份所有權文件副本，並未獲提供全部所有權文件。本報告隨附的估值證書已載列吾等並無查核所有權文件的情況。就此等估值而言，吾等接納嘉華建材集團及嘉華國際集團的意見，表示嘉華建材集團及嘉華國際集團擁有佔用該等物業的合法權利，而使用該等物業將不會抵觸賦予該等物業的合法使用權。

吾等曾視察物業的外貌，並在可能情況下亦曾視察物業內部。然而，吾等並無進行結構測量，亦無視察木工或其他有蓋、遮蔽或未能到達的結構部分，因此，吾等無法呈報該物業權益的任何上述部分是否確無損壞。

吾等在頗大程度上依賴　貴集團所提供的資料，並接納嘉華建材集團及嘉華國際集團給予吾等有關規劃批文、法定通告、地役權、年期、佔用詳情、租賃、地盤及樓面面積，以及確認嘉華建材集團持有有效權益的物業等事宜的意見。所有文件及租約僅供參考，而所有尺寸、量度及面積均為約數。

吾等的估值並無考慮該等物業權益的任何抵押、按揭或拖欠款項，或在出售成交時可能產生的任何開支或税項。除另有説明者外，吾等假設該等物業權益概不附帶可影響其價值的繁重負擔、限制及支銷。

吾等並無理由懷疑嘉華建材集團提供予吾等資料的真實性及準確性。吾等亦獲嘉華建材集團及嘉華國際集團知會，所提供資料並無遺漏任何重大事宜。吾等認為已獲提供足夠資料以達致知情見解。

吾等對物業權益進行估值時，已遵照香港聯合交易所有限公司《證券上市規則》第5章及第12項應用指引的所有規定，以及香港測量師學會刊行的《香港物業資產估值指引備忘》。該等估值由合資格進行估值的估值師以外聘估值師的身份進行。

除另有註明者外，所有金額均以港元列值。吾等對第二、四及五類物業權益進行估值所採用的滙率為估值日當日的滙率，詳情概述如下：

國家／地區	貨幣	於二零零五年三月三十一日的滙率
中國	人民幣	1.00港元=人民幣1.06元
澳門	澳門幣	1.00港元=澳門幣1.03元

隨函附奉估值概要及估值證書。

此致

香港
北角
渣華道191號
嘉華國際中心
29樓
嘉華建材有限公司及
嘉華國際集團有限公司
列位董事　台照

代表
威格斯資產評估顧問有限公司
董事
源國民
註冊專業測量師
MRICS, MHKIS
謹啟

二零零五年六月三十日

附註：源國民先生為特許測量師，MRICS, MHKIS，在香港物業估值方面擁有十五年經驗，並在中國及澳門物業估值方面分別擁有十二年及三年經驗。

估值概要

第一類 — 嘉華建材集團及嘉華國際集團於香港擁有的物業權益

	物業	持有物業用途	於二零零五年三月三十一日現況下的市值	嘉華建材集團及嘉華國際集團*應佔權益		於二零零五年三月三十一日嘉華建材集團及嘉華國際集團應佔市值
1.	香港 九龍 醫局街238號 嘉美中心地下 第A、B、C及D號舖	投資	42,000,000港元	嘉華建材集團 嘉華國際集團	100% 65.74%	42,000,000港元 27,610,800港元
2.	香港 新界 大埔漁安街18號	自用	227,000,000港元	嘉華建材集團 嘉華國際集團	100% 65.74%	227,000,000港元 149,229,800港元
3.	香港 新界 大埔市地段第51號	自用	25,000,000港元	嘉華建材集團 嘉華國際集團	100% 65.74%	25,000,000港元 16,435,000港元
4.	香港 新界 坪輋丈量約份 第77約第25、143、 149、151、152及 153號地段、第155號 餘段、第157號餘段、 第158號餘段及 第328號餘段	投資	23,500,000港元	嘉華建材集團 嘉華國際集團	100% 65.74%	23,500,000港元 15,448,900港元
5.	香港 新界 沙頭角 蓮麻坑路丈量約份 第86約第232號地段	自用	無商業價值	嘉華建材集團 嘉華國際集團	不適用 不適用	無商業價值 無商業價值
		小計	**317,500,000港元**	**嘉華建材集團**	**100%**	**317,500,000港元**
				嘉華國際集團	**65.74%**	**208,724,500港元**

* 根據嘉華建材集團及嘉華國際集團提供的資料，於二零零五年三月三十一日，嘉華國際持有嘉華建材65.74%

估值概要

第二類 — 嘉華建材集團及嘉華國際集團於中國持有的物業權益

	物業	持有物業用途	於二零零五年三月三十一日現況下的市值	嘉華建材集團及嘉華國際集團*應佔權益		於二零零五年三月三十一日嘉華建材集團及嘉華國際集團應佔市值
6.	位於中國上海青浦區2004年第21號地塊	自用	無商業價值	嘉華建材集團	不適用	無商業價值
				嘉華國際集團	不適用	無商業價值
		小計	**無商業價值**			**無商業價值**

第三類 — 嘉華建材集團及嘉華國際集團於香港租賃的物業權益

	物業	持有物業用途	於二零零五年三月三十一日現況下的市值	嘉華建材集團及嘉華國際集團*應佔權益		於二零零五年三月三十一日嘉華建材集團及嘉華國際集團應佔市值
7.	香港九龍觀塘鴻圖道53號威明中心4樓及5樓全層，2樓第13、13A、14、15、18及第19號泊車位以及3樓第23、24、25、26、27、27A、32、33、35、36及第37號泊車位	租作自用	無商業價值	嘉華建材集團	不適用	無商業價值
				嘉華國際集團	不適用	無商業價值
8.	香港新界粉嶺坪輋丈量約份第77約第154號地段	租作自用	無商業價值	嘉華建材集團	不適用	無商業價值
				嘉華國際集團	不適用	無商業價值
9.	香港新界粉嶺坪輋丈量約份第77約第65號地段其中一部分	租作自用	無商業價值	嘉華建材集團	不適用	無商業價值
				嘉華國際集團	不適用	無商業價值

* 根據嘉華建材集團及嘉華國際集團提供的資料，於二零零五年三月三十一日，嘉華國際持有嘉華建材65.74%

估值概要

	物業	持有物業用途	於二零零五年三月三十一日現況下的市值	嘉華建材集團及嘉華國際集團*應佔權益		於二零零五年三月三十一日嘉華建材集團及嘉華國際集團應佔市值
10.	香港 新界 粉嶺 坪輋丈量約份 第77約的一幅土地	租作自用	無商業價值	嘉華建材集團 嘉華國際集團	不適用 不適用	無商業價值 無商業價值
11.	香港 新界 打鼓嶺 文錦渡路側丈量約份 第88約第21號地段及 第20號和23號地段 餘段	租作自用	無商業價值	嘉華建材集團 嘉華國際集團	不適用 不適用	無商業價值 無商業價值
12.	香港 新界 屯門 第40區浩洋街內 一幅土地	租作自用	無商業價值	嘉華建材集團 嘉華國際集團	不適用 不適用	無商業價值 無商業價值
13.	香港 新界 打鼓嶺 文錦渡路側丈量約份 第88約文錦渡路內 一幅土地	租作自用	無商業價值	嘉華建材集團 嘉華國際集團	不適用 不適用	無商業價值 無商業價值
		小計	**無**			**無**

* 根據嘉華建材集團及嘉華國際集團提供的資料，於二零零五年三月三十一日，嘉華國際持有嘉華建材65.74%

估值概要

第四類 — 嘉華建材集團及嘉華國際集團於澳門租賃的物業權益

	物業	持有物業用途	於二零零五年三月三十一日現況下的市值	嘉華建材集團及嘉華國際集團*應佔權益		於二零零五年三月三十一日嘉華建材集團及嘉華國際集團應佔市值
14.	澳門 宋玉生廣場 光輝(集團)商業中心 17樓J座及K座	租作自用	無商業價值	嘉華建材集團 嘉華國際集團	不適用 不適用	無商業價值 無商業價值
15.	澳門 宋玉生廣場 光輝(集團)商業中心 19樓R座	租作自用	無商業價值	嘉華建材集團 嘉華國際集團	不適用 不適用	無商業價值 無商業價值
		小計	無			無

第五類 — 嘉華建材集團及嘉華國際集團於中國租賃的物業權益

	物業	持有物業用途	於二零零五年三月三十一日現況下的市值	嘉華建材集團及嘉華國際集團*應佔權益		於二零零五年三月三十一日嘉華建材集團及嘉華國際集團應佔市值
16.	中國 上海龍華鎮 關港四隊 (亦稱龍吳路 2658號(甲))	租作自用	無商業價值	嘉華建材集團 嘉華國際集團	不適用 不適用	無商業價值 無商業價值
17.	中國 上海華涇鎮 關港村內的一幅 土地連同其上所建的 多幢建築物及構築物	租作自用	無商業價值	嘉華建材集團 嘉華國際集團	不適用 不適用	無商業價值 無商業價值

* 根據嘉華建材集團及嘉華國際集團提供的資料，於二零零五年三月三十一日，嘉華國際持有嘉華建材65.74%

估值概要

	物業	持有物業用途	於二零零五年三月三十一日現況下的市值	嘉華建材集團及嘉華國際集團*應佔權益		於二零零五年三月三十一日嘉華建材集團及嘉華國際集團應佔市值
18.	中國 上海 浦東新區 北蔡鎮新成路2號	租作自用	無商業價值	嘉華建材集團 嘉華國際集團	不適用 不適用	無商業價值 無商業價值
19.	中國 上海 滬定路21號	租作自用	無商業價值	嘉華建材集團 嘉華國際集團	不適用 不適用	無商業價值 無商業價值
20.	中國 上海 虬江碼頭路200號	租作自用	無商業價值	嘉華建材集團 嘉華國際集團	不適用 不適用	無商業價值 無商業價值
21.	中國 上海 滬太路西段	租作自用	無商業價值	嘉華建材集團 嘉華國際集團	不適用 不適用	無商業價值 無商業價值
22.	中國 江蘇省 南京馬漢河 大緯橋南段	租作自用	無商業價值	嘉華建材集團 嘉華國際集團	不適用 不適用	無商業價值 無商業價值
23.	中國 北京 朝陽區機場路 草場地	租作自用	無商業價值	嘉華建材集團 嘉華國際集團	不適用 不適用	無商業價值 無商業價值

* 根據嘉華建材集團及嘉華國際集團提供的資料，於二零零五年三月三十一日，嘉華國際持有嘉華建材65.74%

估值概要

	物業	持有物業用途	於二零零五年三月三十一日現況下的市值	嘉華建材集團及嘉華國際集團*應佔權益		於二零零五年三月三十一日嘉華建材集團及嘉華國際集團應佔市值
24.	中國廣東省珠海外伶仃島的一幅土地	租作自用	無商業價值	嘉華建材集團	不適用	無商業價值
				嘉華國際集團	不適用	無商業價值
25.	位於中國深圳寶安區龍華鎮同富裕工業區內的一幅土地	租作自用	無商業價值	嘉華建材集團	不適用	無商業價值
				嘉華國際集團	不適用	無商業價值
26.	位於中國深圳寶安區福永鎮和平同富裕工業區內的一幅土地	租作自用	無商業價值	嘉華建材集團	不適用	無商業價值
				嘉華國際集團	不適用	無商業價值
27.	中國深圳寶安區沙井鎮生態科技園民主村內的一幅土地	租作自用	無商業價值	嘉華建材集團	不適用	無商業價值
				嘉華國際集團	不適用	無商業價值
		小計	**無**			**無**
		總計	**317,500,000港元**	**嘉華建材集團**	**100%**	**317,500,000港元**
				嘉華國際集團	**65.74%**	**208,724,500港元**

* 根據嘉華建材集團及嘉華國際集團提供的資料，於二零零五年三月三十一日，嘉華國際持有嘉華建材65.74%

估值證書

第一類 — 嘉華建材集團及嘉華國際集團於香港擁有的物業權益

	物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的市值
1.	香港 九龍 醫局街238號 嘉美中心地下 第A、B、C及D 號舖 新九龍內地段第5988號中第11000份之1500份	該物業包括發展物業（名為嘉美中心）地下全部零售店鋪空間。該發展物業於一九八七年建成，地下之上建有兩幢14層高住宅大樓。 該物業總實用樓面面積約為1,085.32平方米（11,970平方呎）。 該物業根據賣地條款第11785號向政府持有，已於一九七七年六月三十日屆滿，並已根據新界土地契約（續期）條例延長期限直至二零四七年六月三十日止。 地稅相當於所述物業當時每年應課差餉租值的3%。	該物業已租賃及佔用作長者居所之用。租期為期五年零四個月，自二零零四年十二月一日起至二零零七年十一月三十日止。現時月租為160,000港元，不包括差餉及管理費。 該物業持作投資用途。	42,000,000港元 **嘉華建材集團應佔權益** 100% **於二零零五年三月三十一日嘉華建材集團應佔的市值** 42,000,000港元 **嘉華國際集團應佔權益** 65.74% **於二零零五年三月三十一日嘉華國際集團應佔的市值** 27,610,800港元

附註：

1. 根據土地註冊處的紀錄顯示，該物業的現有註冊擁有人為嘉華建材（香港）有限公司；該公司為嘉華建材的全資附屬公司，嘉華國際於二零零五年三月三十一日持有嘉華建材65.74%。

2. 根據長沙灣分區計劃大綱圖，該物業屬於「住宅（甲類）」區域。

3. 租戶乃一獨立第三方，獨立於嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人，與嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人亦概無關連。

估值證書

	物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的市值
2.	香港 新界 大埔漁安街18號 大埔市地段第102號	該物業包括一幅註冊土地面積約10,750平方米(115,713平方呎)的土地，其中一部分經平整，另一部分經填海以停泊船舶。該物業上建有一座混凝土攪拌站，以及水泥倉儲及配送設施。 該廠房包括一個護衛室、行政辦公室、砂礫倉庫、變壓室、4個水泥中轉庫、攪拌站、水泥處理設施、泊位、一幢單層倉儲建築物及泊車位。 該物業根據新批租約第12400號向政府持有，自一九八九年五月十日起至二零四七年六月三十日止。 地税相當於所述物業當時每年應課差餉租值的3%。	於估值日，該物業由嘉華建材集團及嘉華國際集團佔用作混凝土攪拌站、水泥倉儲及配送設施及倉庫。 該物業持作自用。	227,000,000港元 **嘉華建材集團應佔權益** 100% **於二零零五年三月三十一日嘉華建材集團應佔的市值** 227,000,000港元 **嘉華國際集團應佔權益** 65.74% **於二零零五年三月三十一日嘉華國際集團應佔的市值** 149,229,800港元

附註：

1. 根據土地註冊處的紀錄顯示，該物業的現有註冊擁有人為禮榮有限公司；該公司為嘉華建材的全資附屬公司，嘉華國際於二零零五年三月三十一日持有嘉華建材65.74%。

2. 該物業已按揭予渣打銀行。

3. 該物業不屬於任何法定分區計劃大綱圖範圍以內。

估值證書

	物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的市值
3.	香港 新界 大埔市地段第51號	該物業包括一幅註冊土地面積約1,805平方米(19,429平方呎)的土地或鄰近土地，包括可興建船排以停泊船舶的面積。 該土地獲授予作維修、檢修及保養摩托船之用。 該土地上建有面積約為136.5平方米(1,469.29平方呎)有蓋及四面通風構築物連同部分其他臨時構築物。 該物業根據新批租約第12154號向政府持有，自一九八六年一月二十四日起至二零四七年六月三十日止。 地稅相當於所述物業當時每年應課差餉租值的3%。	於估值日，該物業由嘉華建材集團及嘉華國際集團佔用作貨倉。 該物業持作自用。	25,000,000港元 **嘉華建材集團應佔權益** 100% **於二零零五年三月三十一日嘉華建材集團應佔的市值** 25,000,000港元 **嘉華國際集團應佔權益** 65.74% **於二零零五年三月三十一日嘉華國際集團應佔的市值** 16,435,000港元

附註：

1. 根據土地註冊處的紀錄顯示，該物業的現有註冊擁有人為 Eternal Profits International Limited；該公司為嘉華建材的全資附屬公司，嘉華國際於二零零五年三月三十一日持有嘉華建材65.74%。

2. 該物業不屬於任何法定分區計劃大綱圖範圍以內。

估值證書

	物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的市值
4.	香港新界坪輋丈量約份第77約第25、143、149、151、152及153號地段、第155號餘段、第157號餘段、第158號餘段及第328號餘段	該物業包括十幅位於坪輋的農地。除第25號地段為一獨立地段外，該物業其餘九幅農地相連，其上建有多幢臨時構築物。 該物業的總土地面積為15,689.11平方米(168,877.6平方呎)。 該物業根據集體政府租契持有，原定租期已於一九九七年六月三十日屆滿，並已延長期限至二零四七年六月三十日止。 地稅相當於所述物業當時每年應課差餉租值的3%。	該物業第149、151、152及153號地段、第155號餘段、第157號餘段、第158號餘段及第328號餘段，以及第8項物業須受一項租賃協議規限，為期四年，自二零零四年八月九日起至二零零八年八月八日止，月租152,000港元，包括地税及差餉、豁免書費用及物業稅。 該物業第143號地段由擁有人佔用。 該物業第25號地段現為空置。 該物業持作投資用途。	23,500,000港元 **嘉華建材集團應佔權益** 100% **於二零零五年三月三十一日嘉華建材集團應佔的市值** 23,500,000港元 **嘉華國際集團應佔權益** 65.74% **於二零零五年三月三十一日嘉華國際集團應佔的市值** 15,448,900港元

附註：

1. 根據土地註冊處的紀錄顯示，該物業的現有註冊擁有人為 Doran (Hong Kong) Limited；該公司為嘉華建材的全資附屬公司，嘉華國際於二零零五年三月三十一日持有嘉華建材65.74%。

2. 於一九八七年三月二十三日，丈量約份第77約第149、151、152及153號地段、第155號餘段、第157號餘段及第158號餘段獲授短期豁免書，該等地段上的建築物獲准用作製造混凝土產品。

3. 在短期豁免書存續期間，自短期豁免書開始日期(即一九八五年十月一日)起，該物業獲許可在其上興建構築物。就此而言，自開始日期起，該物業的有蓋總面積被視作為3,105平方米，其上所建或將會興建的任何構築物的高度不得超過7.62米，而該構築物亦不得多於一層。儘管設有層數限制，惟倘該物業上所建2層高構築物的有蓋總面積不高於575平方米，則根據規定該物業上仍可興建2層高或以上的構築物。

4. 該物業屬於二零零四年三月二十六日發出的坪輋及打鼓嶺分區計劃大綱圖編號S/NE-TKL/8範圍以內。所述地段劃分的用途如下：

丈量約份第77約內地段	劃分的用途
第25號	農業
第143號	農業／工業(丁類)
第149號	工業(丁類)
第151號	工業(丁類)
第152號	工業(丁類)
第153號	工業(丁類)
第155號餘段	農業／工業(丁類)
第157號餘段	工業(丁類)
第158號餘段	工業(丁類)
第328號	農業(丁類)

5. 承租人 Join Chance Development Limited 乃一獨立第三方，獨立於嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人，與嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人亦概無關連。

估值證書

	物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的市值
5.	香港新界沙頭角蓮麻坑路丈量約份第86約第232號地段	該物業包括一幅土地面積約2,784平方米(29,967平方呎)的土地,連同其上所建的砂石配送站。 該砂石配送站(一可拆除構築物(即集裝箱))包括一個倉庫、辦公室、洗手間及輸送系統,接連中國深圳市。 該物業根據新批租約第11843號向政府持有,原定租期已於一九九七年六月三十日屆滿,並已延長期限至二零四七年六月三十日止。 地税相當於所述物業當時每年應課差餉租值的3%。	該物業目前由嘉華建材集團及嘉華國際集團佔用作砂石配送站。 該物業持作自用。	無商業價值 **嘉華建材集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華建材集團應佔的市值** 無商業價值 **嘉華國際集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華國際集團應佔的市值** 無商業價值

附註:

1. 根據土地註冊處的紀錄顯示,該物業的現有註冊擁有人為 Construction Materials Limited;該公司為嘉華建材的全資附屬公司,嘉華國際於二零零五年三月三十一日持有嘉華建材65.74%。

2. 該物業不屬於任何法定分區計劃大綱圖範圍以內。

3. 根據新批租約第11843號詳情及條件,有關用戶、用戶轉讓及終止使用如下:

   (a) 該物業須受規定土地用途條款所規限,限制該物業或其任何部分或其上所建或將會興建的任何建築物或其他構築物,除了作為輸入、儲存及配送中國砂石外,一概不得作任何其他用途。

   (b) 嘉華建材集團及嘉華國際集團不得出讓、按揭、抵押、出租、分租、放棄管有或以其他方式出售該物業或其任何部分或當中任何權益、其上所建任何建築物或建築物的任何部分,或訂立協議猶如該物業已獲政府批准作特定用途而無需支付地價。

(c) 倘該物業或其任何部分或其上所建任何建築物或建築物的任何部分不再作為新批租約的詳情及條件所訂明用途，則政府有權重收及收回該物業或其任何部分及其上所建全部建築物的管有權而無需通知及賠償。

4. 由於該物業由嘉華建材集團及嘉華國際集團根據附註3所述有限制條款持有，並無產生任何租值利潤，故該物業於估值日的估值為無商業價值。

估值證書

第二類 — 嘉華建材集團及嘉華國際集團於中國持有的物業權益

	物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的市值
6.	位於中國上海青浦區2004年第21號地塊	該物業包括一幅土地面積約17,006平方米（183,052.58平方呎）的土地。 該物業上建有多幢臨時構築物。 根據一份國有土地使用權出讓合同，該物業已獲授土地使用權，為期五十年，自國有土地使用權證發出當日起計。	該物業於估值日由嘉華建材集團及嘉華國際集團佔用作倉儲及輔助用途。 該物業持作自用。	無商業價值 **嘉華建材集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華建材集團應佔的市值** 無商業價值 **嘉華國際集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華國際集團應佔的市值** 無商業價值

附註：

1. 根據青浦區房屋土地管理局（「甲方」）與上海嘉華青松混凝土有限公司（「乙方」）訂立的國有土地使用權出讓合同（文件編號青房地（2004）出讓合同第21號），甲方已向乙方出讓該物業（土地面積約17,006平方米（183,052.58平方呎））的土地使用權，代價為340,120美元，為期五十年，自國有土地使用權證發出當日起計，可作工業用途。

2. 根據國有土地使用權出讓合同及其補充合同(文件編號青房地(2004)出讓合同第21號)所載的資料，該土地(土地面積約17,006平方米(183,052.58平方呎)的發展情況如下：

用途	**工業**
土地使用權期限	五十年
上蓋面積	少於或相等於40%
地積比率	少於或相等於1.0
綠化覆蓋率	不少於20%

3. 吾等已獲中國法律顧問通商律師事務所就該物業的所有權提供中國法律意見，其中包括以下資料：

   (a) 青浦區房屋土地管理局已經轉讓該物業的土地使用權；及

   (b) 待該物業的土地金及輔助公用設施的其他費用全數支付，並取得有關所有權證書後，該物業業主即可轉讓、出租及作按揭。

4. 根據嘉華建材集團及嘉華國際集團提供的資料，嘉華建材集團及嘉華國際集團已經申領該物業的國有土地使用權證。由於該物業尚未可在公開市場上轉讓、租賃或作按揭，故吾等認為該物業並無任何商業價值。

   然而，倘若該物業取得有關所有權證書，且該物業可在公開市場上出租、作按揭或轉讓，則該物業全部權益於估值日現況下的市值為人民幣6,400,000元(相當於6,038,000港元)。

估值證書

第三類 —— 嘉華建材集團及嘉華國際集團於香港租賃的物業權益

	物業	概況	佔用詳情	於二零零五年三月三十一日現況下的市值
7.	香港九龍觀塘鴻圖道53號威明中心4樓及5樓全層、2樓第13、13A、14、15、18及第19號泊車位以及3樓第23、24、25、26、27、27A、32、33、35、36及第37號泊車位	該物業包括一幢於一九九七年落成的23層高工業／辦公室大廈內4樓及5樓全層，以及2樓和3樓的17個泊車位。 該物業的總建築面積約為15,752平方呎(1,463.40平方米)。	該物業的4樓及5樓全層以及3樓第23、24、25、26及第27號泊車位由一獨立第三方租予Gosgold Limited，為期兩年，自二零零四年七月一日起至二零零六年六月三十日止，月租96,310.80港元，不包括政府差餉、地稅、管理費及空調費。 該物業現由嘉華建材集團佔用作辦公室及泊車用途。 該物業租作自用。	無商業價值 **嘉華建材集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華建材集團應佔的市值** 無商業價值 **嘉華國際集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華國際集團應佔的市值** 無商業價值

附註：

1. 根據土地註冊處的紀錄顯示，該物業的現有註冊擁有人為 New Hung Property Limited。

2. 根據三項特許使用權，獨立第三方 New Hung Property Limited 授權 Gosgold Limited 特許使用該物業2樓第13、13A、14、15、18及第19號泊車位，以及3樓第27A、32、33、35、36及第37號泊車位，每月特許使用費總額為24,750港元。

3. 出租人乃一獨立第三方，獨立於嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人，與嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人亦概無關連。

4. 該物業目前屬於南觀塘分區計劃大綱圖編號S/K14S/11範圍以內。所述地段乃劃分作其他指定用途。

估值證書

物業	概況	佔用詳情	於二零零五年三月三十一日現況下的市值
8. 香港新界粉嶺坪輋丈量約份第77約第154號地段	該物業包括一幅農地，土地面積約3,920平方呎(364.18平方米)。	該物業由一獨立第三方租予 Doran (Hong Kong) Limited，為期七年，自二零零五年一月一日起至二零一一年十二月三十一日止。有關租賃的詳情於附註3披露。 該物業及第4項物業第149、151、152及153號地段、第155號餘段、第157號餘段、第158號餘段及第328號餘段，須受一項租賃協議規限，為期四年，自二零零四年八月九日起至二零零八年八月八日止，月租152,000港元，包括地稅及差餉、豁免書費用及物業稅。 該物業現由嘉華建材集團及嘉華國際集團佔用作倉儲用途。 該物業租作自用。	無商業價值 **嘉華建材集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華建材集團應佔的市值** 無商業價值 **嘉華國際集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華國際集團應佔的市值** 無商業價值

附註：

1. 根據土地註冊處的紀錄顯示，該物業的現有註冊擁有人為 Pang Yu Shing Tso、Pang Yu Pun Tso、Pang Yu Tsun Tso、Pang Yan Tin(經理)、Pang Wah(經理)、Pang Wai Man Kent(經理)及 Thomas Lam Cheung Pang(經理)。

2. 該物業由 Pang Yu Shing Tso、Pang Yu Pun(或 Pan)Tso 及 Pang Yu Tsun Tso(「出租人」)租予 Doran (Hong Kong) Limited(「租戶」)，為期七年，自二零零五年一月一日起至二零一一年十二月三十一日止，於二零零五年一月一日至二零零六年十二月三十一日止期間的月租為7,056港元，而於二零零六年一月一日至二零一一年十二月三十一日止期間的月租則經參考同區內同類型物業當時的市場租金後，按適用於二零零六年十二月三十一日當時的公開市場租金計算。上述市場租金將由本報告所述出租人與租戶雙方同意後釐定，如雙方未能於二零零六年十二月三十一日前三個月就此達成協議，則市場租金金額將由一獨立仲裁人(因應出租人與租戶聯合作出的申請由香港測量師學會當時的總裁／

主席指派作為仲裁人而非專家的身份)釐定，該名仲裁人的決定乃屬最終決定，並對訂約方均具有約束力。倘若仲裁人釐定的金額高於每月7,620.50港元，則於二零零六年一月一日至二零一一年十二月三十一日止期間的租金應為每月7,620.50港元；倘若仲裁人釐定的金額低於每月6,491.50港元，則於二零零六年一月一日至二零一一年十二月三十一日止期間的租金應為每月6,491.50港元。

3. 該物業屬於坪輋及打鼓嶺分區計劃大綱圖編號S/NE-TKL/9範圍以內。所述地段已劃分作為「農業／工業(丁類)」。

4. 出租人乃一獨立第三方，獨立於嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人，與嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人亦概無關連。

5. 次出租人 Join Chance Development Limited 乃一獨立第三方，獨立於嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人，與嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人亦概無關連。

6. 由於分租協議屬短期租賃，加上根據出租人與嘉華建材集團及嘉華國際集團訂立的租賃協議，訂約方將會參考二零零六年十二月三十一日前三個月的公開市場租金來檢討租金。因此，吾等認為該物業的分租契並無產生任何租值利潤。

估值證書

	物業	概況	佔用詳情	於二零零五年三月三十一日現況下的市值
9.	香港新界粉嶺坪輋丈量約份第77約第65號地段其中一部分	該物業包括一幅農地，土地面積約4,000平方呎(371.61平方米)。	該物業由一獨立第三方租予 Doran (Hong Kong) Limited，為期兩年，自二零零四年九月一日起至二零零六年八月三十一日止，月租2,800港元，包括地價稅、政府差餉、地稅及物業稅。 該物業現由嘉華建材集團佔用作儲管及配送。 該物業租作自用。	無商業價值 **嘉華建材集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華建材集團應佔的市值** 無商業價值 **嘉華國際集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華國際集團應佔的市值** 無商業價值

附註：

1. 根據土地註冊處的紀錄顯示，該物業的現有註冊擁有人為出租人 Man Moon Fung。
2. 出租人乃一獨立第三方，獨立於嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人，與嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人亦概無關連。
3. 租戶有權於二零零六年八月三十一日前一個月向業主發出通知，要求按租賃的相同條款及條件重續租約直至二零零八年八月三十一日止。
4. 在租賃存續期間，業主如有意出售該物業，租戶擁有優先權利。
5. 該物業屬於坪輋及打鼓嶺分區計劃大綱圖編號S/NE-TKL/9範圍以內。所述地段已劃分作為「農業」。

估值證書

	物業	概況	佔用詳情	於二零零五年三月三十一日現況下的市值
10.	香港，新界粉嶺坪輋丈量約份第77約的一幅土地	該物業包括一幅土地，土地面積約496平方米(5,338平方呎)。 該物業根據短期租約 STT 編號000000604號向政府持有。	該物業已租予 Construction Materials Limited，為期三年，自一九八五年十月一日起計。目前租金為每季6,330港元。 該物業現由嘉華建材集團及嘉華國際集團佔用作露天倉儲及放置混凝土管及相關混凝土產品用途。 該物業租作自用。	無商業價值 **嘉華建材集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華建材集團應佔的市值** 無商業價值 **嘉華國際集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華國際集團應佔的市值** 無商業價值

附註：

1. 該物業乃政府土地。

2. 根據一九八六年十一月十九日發出的短期租約 STT 編號000000604號，該物業已租賃作露天倉儲及放置混凝土管存貨及相關混凝土產品用途。

估值證書

	物業	概況	佔用詳情	於二零零五年三月三十一日現況下的市值
11.	香港新界打鼓嶺文錦渡路側丈量約份第88約第21號地段及第20號和23號地段餘段	該物業包括一幅土地，土地面積約8,843.9平方米(95,195.74平方呎)。	該物業已租予Construction Materials Limited，為期十年，自二零零一年九月十五日起至二零一一年九月十四日止。據吾等所知，二零零四年九月十五日至二零零五年九月十四日的租金為每月160,000港元，至於餘下年期租金則於附註3載述。 該物業現由嘉華建材集團及嘉華國際集團佔用作混凝土生產廠房、辦公室及工場。 該物業租作自用。	無商業價值 **嘉華建材集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華建材集團應佔的市值** 無商業價值 **嘉華國際集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華國際集團應佔的市值** 無商業價值

附註：

1. 根據土地註冊處的紀錄顯示，該物業的現有註冊擁有人為出租人 Liu Ching Leung。

2. 出租人乃一獨立第三方，獨立於嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人，與嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人亦概無關連。

3. 二零零五年九月十五日至二零一一年九月十四日止期間，月租(租金)乃按以下方式計算：

$$\text{租金}_{n-1} \times \text{年度調整}_{n}$$

而年度調整$_{n}$則為：

$$\left\{0.5 \times \frac{\text{CCPI 年度}_{n\text{九月}}}{\text{CCPI 年度}_{n-1\text{九月}}} + 0.5 \times \frac{\text{GVCW 年度}_{n}}{\text{GVCW 年度}_{n-1}}\right\}$$

附註：

(i) 每年的年度調整以不超過1.095及不低於1.000為限。

(ii) 年度n 適用於二零零五年、二零零六年、二零零七年、二零零八年、二零零九年、二零一零年或二零一一年。

(iii) 年度n-1相應地適用於二零零四年、二零零五年、二零零六年、二零零七年、二零零八年、二零零九年或二零一零年。

4. 該物業屬於虎地坳及沙嶺分區計劃大綱圖編號 S/NE-FTA/7 範圍以內。所述地段已劃分作為露天倉儲。

5. 根據香港政府於二零零二年七月二十五日向出租人 Liu Ching Leung 發出的短期豁免書第883號的一份補充協議，該物業可轉作建築物用途，惟前提是該物業任何建築物或其任何部分一概不可用作(i)混凝土生產廠房及(ii)機器及設備露天倉儲以外的用途。

估值證書

	物業	概況	佔用詳情	於二零零五年三月三十一日現況下的市值
12.	香港 新界 屯門 第40區浩洋街內一幅土地	該物業包括一幅土地，土地面積約6,750平方米(72,657平方呎)。 該物業根據短期租約編號1033號向政府持有。	該物業已租予Sky Dragon Investments Limited，為期三年，自二零零零年九月二十九日起計，其後則按季續租，直至本租約終止之時為止。目前租金為每季1,425,000港元。 該物業現由嘉華建材集團及嘉華國際集團佔用作混凝土攪拌站及生產廠房。 該物業租作自用。	無商業價值 **嘉華建材集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華建材集團應佔的市值** 無商業價值 **嘉華國際集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華國際集團應佔的市值** 無商業價值

附註：

1. 該物業乃政府土地。

2. 根據短期租約編號第1033號，該物業獲准由作混凝土生產及砂礫的露天倉儲用途或所述任何一項用途。

估值證書

	物業	概況	佔用詳情	於二零零五年三月三十一日現況下的市值
13.	香港新界打鼓嶺文錦渡路側丈量約份第88約文錦渡路內一幅土地	該物業包括一幅土地，土地面積約1,700平方米(18,298.80平方呎)。 該物業根據短期租約STT編號000000641號向政府持有。	該物業已租予Construction Materials Limited，自一九八六年六月十三日起計。目前租金為每季21,680港元。 該物業現由嘉華建材集團及嘉華國際集團佔用作混凝土攪拌站及生產廠房。 該物業租作自用。	無商業價值 **嘉華建材集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華建材集團應佔的市值** 無商業價值 **嘉華國際集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華國際集團應佔的市值** 無商業價值

附註：

1. 該物業乃政府土地。

2. 根據短期租約 STT 編號000000641號，該物業獲准作下列用途：

   (i) 混凝土／瀝青攪拌站；

   (ii) 生產混凝土產品；及

   (iii) 機器及設備的露天倉儲。

估值證書

第四類 — 嘉華建材集團及嘉華國際集團於澳門租賃的物業權益

	物業	概況	佔用詳情	於二零零五年三月三十一日現況下的市值
14.	澳門 宋玉生廣場 光輝(集團) 商業中心 17樓J座及K座	該物業包括一幢於一九九零年代落成的21層高辦公室大廈17樓內的兩個單位。 該物業的總建築面積約為2,570平方呎(238.76平方米)。	該物業由一獨立第三方租予嘉華建材(澳門)有限公司，為期兩年，自二零零四年十一月一日起至二零零六年十月三十一日止，月租7,196港元，不包括管理費。 該物業現由嘉華建材集團及嘉華國際集團佔用作辦公室。 該物業租作自用。	無商業價值 **嘉華建材集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華建材集團應佔的市值** 無商業價值 **嘉華國際集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華國際集團應佔的市值** 無商業價值

附註：

1. 根據澳門土地登記局的紀錄顯示，該物業的現有註冊擁有人為出租人 Sociedade De Fomento Predial Man Tat, Limitada(萬達置業投資有限公司)。

2. 出租人乃一獨立第三方，獨立於嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人，與嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人亦概無關連。

估值證書

	物業	概況	佔用詳情	於二零零五年三月三十一日現況下的市值
15.	澳門 宋玉生廣場 光輝(集團) 商業中心 19樓R座	該物業包括一幢於一九九零年代落成的21層高辦公室大廈17樓內的一個單位。 該物業的總建築面積約為653平方呎(60.67平方米)。	該物業由一獨立第三方租予嘉華(澳門離岸商業服務)有限公司,為期兩年,自二零零四年四月一日起至二零零六年三月三十一日止,月租1,959港元,不包括管理費。 該物業現由嘉華建材集團及嘉華國際集團佔用作辦公室。 該物業租作自用。	無商業價值 **嘉華建材集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華建材集團應佔的市值** 無商業價值 **嘉華國際集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華國際集團應佔的市值** 無商業價值

附註:

1. 根據澳門土地登記局的紀錄顯示,該物業的現有註冊擁有人為 Tse Hui Hsien Jean(謝佩仙)。

2. Sociedade De Fomento Predial Guang Chang, LDA(廣昌置業投資有限公司)(「原出租人」)與嘉華(澳門離岸商業服務)有限公司訂立一份租賃協議;根據原出租人與新出租人 Tse Hui Hsien Jean (謝佩仙)發出的一份聲明,該物業已由原出租人轉讓予新出租人,該租賃協議內載述的所有條款仍然有效,並對 Tse Hui Hsien Jean(謝佩仙)及嘉華(澳門離岸商業服務)有限公司具有法律約束力。

3. 出租人乃一獨立第三方,獨立於嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人,與嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人亦概無關連。

4. 該物業已按揭予澳門永亨銀行(見契約備忘錄編號56290 C)。

估值證書

第五類 — 嘉華建材集團及嘉華國際集團於中國租賃的物業權益

	物業	概況	佔用詳情	於二零零五年三月三十一日現況下的市值
16.	中國上海龍華鎮關港四隊（亦稱龍吳路2658號（甲））	該物業包括一幅土地連同一幢於一九九五年左右落成2層高辦公室大廈、簡易結構混凝土攪拌站以及多幢構築物。 該物業的土地面積約為4,993平方米（53,744.65平方呎），而辦公室大廈的建築面積約為200平方米（2,152.8平方呎）。 根據吾等的視察及嘉華建材集團所提供的資料，嘉華建材集團在原有建築物上加建一層（建築面積約為571平方米），並於其上興建多幢構築物。	該辦公室大廈由一獨立第三方租予上海港滙混凝土有限公司，為期十五年，自一九九五年七月十六日起至二零一零年七月十五日止。於一九九五年七月十六日至一九九七年七月十五日止期間的年租金為人民幣637,800元，自一九九七年七月十六日起每年將會加租5%。 根據嘉華建材集團及嘉華國際集團所提供的資料，出租人已向嘉華建材集團及嘉華國際集團出租該物業（土地面積約4,993平方米（53,744.65平方呎））的地塊。 該物業現由嘉華建材集團及嘉華國際集團佔用作混凝土攪拌站及輔助辦公室。 該物業租作自用。	無商業價值 **嘉華建材集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華建材集團應佔的市值** 無商業價值 **嘉華國際集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華國際集團應佔的市值** 無商業價值

附註：

1. 出租人乃一獨立第三方，獨立於嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人，與嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人亦概無關連。

2. 根據租賃協議，嘉華建材集團及嘉華國際集團已租用該物業第一層及第二層，總建築面積約為200平方米。根據上海市徐滙區計劃委員會於一九九五年十一月一日發出的規劃許可證（文件編號徐計投(1995)第143號），該物業已獲准興建第三層（建築面積約為571平方米）。

3. 吾等已獲中國法律顧問通商律師事務所就該物業的所有權提供中國法律意見，其中包括以下資料：

(a) 出租人上海徐滙區建築材料公司與嘉華建材集團及嘉華國際集團訂立的租賃協議的內容乃屬有效、生效並對雙方具有法律約束力；

(b) 由於出租人上海徐滙區建築材料公司未能提供該物業的有關所有權證書，因此未能確認該物業的現有註冊擁有人；及

(c) 鑑於出租人未能提供房地產所有權證，故吾等無法確定出租人是否該物業的土地使用權及／或房屋所有權的擁有人。一旦該物業的房屋所有權及／或土地使用權出現任何糾紛，則租戶未必有權使用該物業。

估值證書

	物業	概況	佔用詳情	於二零零五年三月三十一日現況下的市值
17.	中國 上海華涇鎮 關港村內的 一幅土地連同其 上所建的多幢建 築物及構築物	該物業包括一幅土地，土地面積約為3,300平方米(35,521.20平方呎)。	該物業由一獨立第三方租予上海港滙混凝土有限公司，為期三年，自二零零三年十月一日起至二零零六年九月三十日止，年租金為人民幣200,000元。 該物業目前乃一空地。 該物業租作自用。	無商業價值 **嘉華建材集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華建材集團應佔的市值** 無商業價值 **嘉華國際集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華國際集團應佔的市值** 無商業價值

附註：

1. 出租人乃一獨立第三方，獨立於嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人，與嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人亦概無關連。

2. 吾等已獲中國法律顧問通商律師事務所就該物業的所有權提供中國法律意見，其中包括以下資料：

   根據集體土地建設用地使用證，出租人上海關港實業有限公司乃該物業的現有註冊擁有人。

估值證書

物業	概況	佔用詳情	於二零零五年三月三十一日現況下的市值
18. 中國上海浦東新區北蔡鎮新成路2號	該物業包括一幅土地，連同其上所建14幢1至3層高建築物。該等建築物乃於一九九四年至一九九五年間落成。 該物業的土地面積及總建築面積分別約為12,955平方米(139,447.62平方呎)及1,461.04平方米(15,726.63平方呎)。	該物業由一獨立第三方租予上海北蔡混凝土有限公司，自二零零零年七月十一日起至二零一八年五月十七日止；於二零零零年七月十一日至二零零二年四月三十日止期間的年租金為人民幣582,990元，於二零零二年五月一日至二零零五年四月三十日止期間的年租金為人民幣617,969.4元，而自二零零五年五月一日起的年租金則為人民幣654,892.08元。 該物業現由嘉華建材集團及嘉華國際集團佔用作辦公室、員工宿舍、飯堂、實驗室及輔助用途。 該物業租作自用。	無商業價值 **嘉華建材集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華建材集團應佔的市值** 無商業價值 **嘉華國際集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華國際集團應佔的市值** 無商業價值

附註：

1. 出租人乃一獨立第三方，獨立於嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人，與嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人亦概無關連。

2. 吾等已獲中國法律顧問通商律師事務所就該物業的所有權提供中國法律意見，其中包括以下資料：

   (a) 出租人上海北蔡實業總公司與嘉華建材集團及嘉華國際集團訂立的租賃協議乃屬有效、生效並對雙方具有法律約束力；及

   (b) 根據房地產所有權證(文件編號滬房地浦字(1999)第043033號)，出租人上海北蔡實業總公司乃該物業的現有註冊擁有人，有權向嘉華建材集團及嘉華國際集團出租該物業；

估值證書

物業	概況	佔用詳情	於二零零五年三月三十一日現況下的市值
19. 中國上海瀘定路21號	該物業包括一幅土地，以及其上所建多幢構築物。該物業的土地面積約為11,333.22平方米(121,990.78平方呎)。	該物業由出租人租予上海嘉建混凝土有限公司，為期二十年，自一九九八年六月二十三日起至二零一八年六月二十二日止，年租金為人民幣765,000元，每年將會加租2%。 該物業現由嘉華建材集團及嘉華國際集團佔用作貨倉、辦公室及輔助用途。 該物業租作自用。	無商業價值 **嘉華建材集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華建材集團應佔的市值** 無商業價值 **嘉華國際集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華國際集團應佔的市值** 無商業價值

附註：吾等已獲中國法律顧問通商律師事務所就該物業的所有權提供中國法律意見，其中包括以下資料：

(a) 出租人上海第一市政公程有限公司與嘉華建材集團及嘉華國際集團訂立的租賃協議乃屬有效、生效並對雙方具有法律約束力；

(b) 出租人上海第一市政公程有限公司乃該物業的現有註冊擁有人；及

(c) 由於國有土地使用權證未有清楚說明該物業的土地性質，一旦出現糾紛，則嘉華建材集團及嘉華國際集團未必可繼續享有其於該物業的權利。

估值證書

	物業	概況	佔用詳情	於二零零五年三月三十一日現況下的市值
20.	中國 上海虬江碼頭路 200號	該物業包括一幅土地，連同其上所建多幢建築物。該等建築物乃於二零零二年左右落成。 該物業的土地面積及建築面積約為8,666.58平方米（93,287.07平方呎）以及913平方米（9,827.53平方呎）。	該物業由一獨立第三方租予上海嘉申混凝土有限公司，為期十年，自二零零二年三月三十一日起至二零一二年三月三十日止；於二零零二年三月三十一日至二零零五年三月三十日止期間的年租金為人民幣800,000元，而自二零零五年三月三十一日起每年將會加租2%。 該物業現由嘉華建材集團及嘉華國際集團佔用作辦公室、貨倉及輔助用途。 該物業租作自用。	無商業價值 **嘉華建材集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華建材集團應佔的市值** 無商業價值 **嘉華國際集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華國際集團應佔的市值** 無商業價值

附註：

1. 出租人乃一獨立第三方，獨立於嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人，與嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人亦概無關連。

2. 吾等已獲中國法律顧問通商律師事務所就該物業的所有權提供中國法律意見，其中包括以下資料：

   (a) 出租人上海市楊浦區供銷合作社工廠服務部與嘉華建材集團及嘉華國際集團訂立的租賃協議乃屬有效、生效並對雙方具有法律約束力；

   (b) 由於出租人上海市楊浦區供銷合作社工廠服務部未能提供該物業的有關所有權證書，因此未能確認該物業的現有註冊擁有人；及

   (c) 鑑於出租人未能提供房地產所有權證，故吾等無法確定出租人是否該物業的土地使用權及／或房屋所有權的擁有人。一旦該物業的房屋所有權及／或土地使用權出現任何糾紛，則租戶未必有權使用該物業。

估值證書

物業	概況	佔用詳情	於二零零五年三月三十一日現況下的市值
21. 中國上海滬太路西段	該物業包括一幅土地，連同其上所建多幢構築物。 該物業的土地面積約為8,000.04平方米(86,112.43平方呎)。	該物業由出租人租予上海信財混凝土有限公司，為期十年，自二零零四年起至二零一四年止，年租金為人民幣470,400元。 該物業現由嘉華建材集團及嘉華國際集團佔用作辦公室及輔助用途。 該物業租作自用。	無商業價值 **嘉華建材集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華建材集團應佔的市值** 無商業價值 **嘉華國際集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華國際集團應佔的市值** 無商業價值

附註：

1. 出租人並非嘉華建材集團及嘉華國際集團的關連人士。

2. 吾等已獲中國法律顧問通商律師事務所就該物業的所有權提供中國法律意見，其中包括以下資料：

   根據集體土地建設用地使用證(文件編號：滬集體閘字第0389號)，出租人上海塘南實業公司乃該物業的現有註冊擁有人。

估值證書

物業	概況	佔用詳情	於二零零五年三月三十一日現況下的市值
22. 中國江蘇省南京馬漢河大緯橋南段	該物業包括一幅土地，連同其上所建於二零零三年左右落成的單層高及兩層高建築物。 該物業總土地面積約為7,433.37平方米(80,012.79平方呎)，而總建築面積約為450平方米(4,843.8平方呎)。	該物業由一獨立第三方租予南京嘉華混凝土有限公司。據此，該土地一部分(土地面積約5,066.62平方米(54,537.10平方呎))以及建築物(建築面積約450平方米(4,843.8平方呎))的租期為十二年，自二零零二年七月十七日起至二零一四年七月十六日止，年租金為人民幣80,000元，而自二零零七年七月十七日起每年將會加租6%。該土地餘下部分(土地面積約2,366.64平方米(25,474.51平方呎))的租期自二零零三年五月三十日起至二零一四年七月十六日止，年租金為人民幣50,000元，而自二零零八年六月一日起每年將會加租4%。 該物業現由嘉華建材集團及嘉華國際集團佔用作辦公室、貨倉、飯堂及輔助用途。 該物業租作自用。	無商業價值 **嘉華建材集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華建材集團應佔的市值** 無商業價值 **嘉華國際集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華國際集團應佔的市值** 無商業價值

附註：

1. 出租人乃一獨立第三方，獨立於嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人，與嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人亦概無關連。

2. 吾等已獲中國法律顧問通商律師事務所就該物業的所有權提供中國法律意見，其中包括以下資料：

(a) 出租人南京市振大聯運公司與嘉華建材集團及嘉華國際集團訂立的租賃協議乃屬有效、生效並對雙方具有法律約束力；

(b) 由於出租人南京市振大聯運公司未能提供該物業的有關所有權證書，因此未能確認該物業的現有註冊擁有人；及

(c) 鑑於業主未能提供房地產所有權證，故吾等無法確定業主是否該物業的土地使用權及／或房屋所有權的擁有人。一旦該物業的房屋所有權及／或土地使用權出現任何糾紛，則租戶未必有權使用該物業。

估值證書

物業	概況	佔用詳情	於二零零五年三月三十一日現況下的市值
23. 中國北京朝陽區機場路草場地	該物業包括兩幅土地，連同其上所建的一幢4層高辦公室大廈及單層高建築物。該等建築物乃於一九七九年左右落成。 該物業土地面積及總建築面積分別約為12,900平方米（138,855.60平方呎）及2,153平方米（23,174.89平方呎）。	該物業由一獨立第三方租予北京嘉華高強混凝土有限公司，為期二十年。根據嘉華建材集團提供的資料，租約年期自二零零三年一月十八日起至二零二三年一月十八日止。有關該等租約的詳情，已於附註2概述。 該物業現由嘉華建材集團及嘉華國際集團佔用作辦公室、貨倉及輔助用途。 該物業租作自用。	無商業價值 **嘉華建材集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華建材集團應佔的市值** 無商業價值 **嘉華國際集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華國際集團應佔的市值** 無商業價值

附註：

1. 出租人乃一獨立第三方，獨立於嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人，與嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人亦概無關連。

2. 該等租約的資料概述如下：

該物業已租賃部分	**租期**	**租金**
地塊甲（土地面積約10,000平方米（107,640平方呎））	自二零零三年一月十八日起至二零二三年一月十八日止	於二零零三年一月十八日至二零二三年一月十八日止期間的年租金為人民幣400,000元，每年將會加租2%
地塊乙（土地面積約2,900平方米（31,215.60平方呎））	自二零零三年一月十八日起至二零二三年一月十八日止	總租金人民幣2,000,000元
建築物一部分（總建築面積約2,153平方米（23,174.89平方呎））	自二零零三年一月十八日起至二零二三年一月十八日止	年租金人民幣600,000元

3. 吾等已獲中國法律顧問通商律師事務所就該物業的所有權提供中國法律意見，其中包括以下資料：

(a) 出租人北京市高強混凝土有限公司與嘉華建材集團及嘉華國際集團訂立的租賃協議乃屬有效、生效並對雙方具有法律約束力；

(b) 由於出租人北京市高強混凝土有限公司未能提供該物業地塊的有關所有權證書，因此未能確認該物業的現有註冊擁有人；及

(c) 鑑於出租人未能提供房地產所有權證，故吾等無法確定出租人是否該物業的土地使用權及／或房屋所有權的擁有人。一旦該物業的房屋所有權及／或土地使用權出現任何糾紛，則租戶未必有權使用該物業。

估值證書

	物業	概況	佔用詳情	於二零零五年三月三十一日現況下的市值
24.	中國廣東省珠海外伶仃島的一幅土地	該物業包括一幅土地，連同其上所建多幢單層高建築物及構築物。根據嘉華建材集團所提供的資料，該等建築物已落成50年以上。 該物業的土地面積約為765,000平方米(8,234,460平方呎)。	該物業由一獨立第三方租予嘉華石業(珠海)有限公司，自二零零二年七月一日起至二零零六年四月二十六日止，年租金為人民幣1,200,000元，不包括全部經營開支。 該物業現由嘉華建材集團及嘉華國際集團佔用作開採用途。 該物業租作自用。	無商業價值 **嘉華建材集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華建材集團應佔的市值** 無商業價值 **嘉華國際集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華國際集團應佔的市值** 無商業價值

附註：

1. 根據廣東省軍區珠海辦事處(「甲方」)與嘉華石業(珠海)有限公司(「乙方」)於二零零二年九月二十日訂立的一份租賃協議，甲方已向乙方租出該物業，自二零零二年七月一日起至二零零六年四月二十六日止，年租金為人民幣1,200,000元。

   根據廣東省軍區珠海辦事處(「甲方」)、廣東省軍區後勤部戰勤處(「乙方」)與嘉華石業(珠海)有限公司(「丙方」)於二零零四年十月二十六日訂立的一份補充協議，由於甲方已被廢除，故該物業的出租人已由甲方改為乙方，然而，該租賃協議內所述明的全部條款仍然有效及合法生效，直至租約於二零零六年四月二十六日屆滿為止。

2. 出租人乃一獨立第三方，獨立於嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人，與嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人亦概無關連。

3. 吾等已獲中國法律顧問通商律師事務所就該物業的所有權提供中國法律意見，其中包括以下資料：

   (a) 由於出租人廣東省軍區後勤部戰勤處未能提供該物業的有關所有權證書，因此未能確認該物業的現有註冊擁有人；及

   (b) 鑑於出租人未能提供有關所有權證書，故吾等無法確定出租人是否該物業的土地使用權及／或房屋所有權的擁有人。一旦該物業的房屋所有權及／或土地使用權出現任何糾紛，則嘉華建材集團及嘉華國際集團未必有權使用該物業。

估值證書

	物業	概況	佔用詳情	於二零零五年三月三十一日現況下的市值
25.	位於中國深圳寶安區龍華鎮同富裕工業區內的一幅土地	該物業包括一幅土地，土地面積約為23,000平方米(247,572平方呎)。 根據嘉華建材集團提供的資料及實地視察，該物業上建有四幢1層至2層高建築物及多幢構築物，總建築面積約為3,153平方米(33,938.89平方呎)。該等建築物乃於一九九九年至二零零四年間落成。	該物業由一獨立第三方租予嘉華建築制品(深圳)有限公司，為期五十年，自一九九九年二月十日起至二零四九年二月九日止；於一九九九年二月十日至二零零四年二月九日止期間的年租金為人民幣414,000元，而自二零零四年二月十日起每五年加租人民幣414,000元。 該物業現由嘉華建材集團及嘉華國際集團佔用作辦公室、生產工場、研究及製造工場及實驗室。 該物業租作自用。	無商業價值 **嘉華建材集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華建材集團應佔的市值** 無商業價值 **嘉華國際集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華國際集團應佔的市值** 無商業價值

附註：

1. 出租人乃一獨立第三方，獨立於嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人，與嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人亦概無關連。

2. 吾等已獲中國法律顧問通商律師事務所就該物業的所有權提供中國法律意見，*其中包括*以下資料：

   (a) 出租人深圳市大浪新經濟發展有限公司與嘉華建材集團及嘉華國際集團訂立的租賃協議乃屬有效、生效並對雙方具有法律約束力。然而，根據合同法，租賃協議的租期只限二十年。逾期者不會獲法律保障；

   (b) 由於出租人深圳市大浪新經濟發展有限公司未能提供該物業的有關所有權證書，因此未能確認該物業的現有註冊擁有人；及

(c) 鑑於出租人未能提供有關所有權證書，故吾等無法確定出租人是否該物業的土地使用權及／或房屋所有權的擁有人。一旦該物業的房屋所有權及／或土地使用權出現任何糾紛，則嘉華建材集團及嘉華國際集團未必有權使用該物業。

3. 由於該物業不得分租，並無產生租值利潤，故吾等對該物業的估值為無商業價值。

估值證書

	物業	概況	佔用詳情	於二零零五年三月三十一日現況下的市值
26.	位於中國深圳寶安區福永鎮和平同富裕工業區內的一幅土地	該物業包括一幅土地，土地面積約為12,000平方米(129,168平方呎)。 根據嘉華建材集團提供的資料及實地視察，該物業上建有四幢1層至2層高建築物及多幢構築物，總建築面積約為1,680平方米(18,083.52平方呎)。該等建築物乃於一九九八年左右落成。	該物業由一獨立第三方租予嘉華建築制品(深圳)有限公司，為期五十年，自一九九八年八月一日起至二零四八年七月三十一日止；於一九九八年八月一日至二零零三年七月三十一日止期間的年租金為人民幣360,000元(相當於339,623港元)，而自二零零三年八月一日起每五年，將會加租10%。 該物業現由嘉華建材集團及嘉華國際集團佔用作辦公室、生產工場、研究及製造工場及實驗室。 該物業租作自用。	無商業價值 **嘉華建材集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華建材集團應佔的市值** 無商業價值 **嘉華國際集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華國際集團應佔的市值** 無商業價值

附註：

1. 出租人乃一獨立第三方，獨立於嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人，與嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人亦概無關連。

2. 吾等已獲中國法律顧問通商律師事務所就該物業的所有權提供中國法律意見，*其中包括*以下資料：

    (a) 出租人深圳市福永鎮福和同富裕工業有限公司與嘉華建材集團及嘉華國際集團訂立的租賃協議乃屬有效、生效並對雙方具有法律約束力。然而，根據合同法，租賃協議的租期只限二十年。逾期者不會獲法律保障；

    (b) 由於出租人深圳市福永鎮福和同富裕工業有限公司未能提供有關所有權證書，因此未能確認該物業的現有註冊擁有人；及

(c) 鑑於出租人未能提供有關所有權證書，故吾等無法確定出租人是否該物業的土地使用權及／或房屋所有權的擁有人。一旦該物業的房屋所有權及／或土地使用權出現任何糾紛，則嘉華建材集團及嘉華國際集團未必有權使用該物業。

3. 由於該物業不得分租，並無產生租值利潤，故吾等對該物業的估值為無商業價值。

估值證書

	物業	概況	佔用詳情	於二零零五年三月三十一日現況下的市值
27.	中國深圳寶安區沙井鎮生態科技園民主村內的一幅土地	該物業包括一幅土地，土地面積約為50,000平方米(538,200平方呎)。 根據嘉華建材集團提供的資料及實地視察，該物業上建有四幢1層至3層高建築物及多幢構築物，總建築面積約為4,980平方米(53,604.72平方呎)。該等建築物乃於二零零三年或前後落成。	該物業由一獨立第三方租予嘉華建築制品(深圳)有限公司，租約將於二零三二年十月三十一日屆滿。有關該租約的詳情於附註2概述。 該物業現由嘉華建材集團及嘉華國際集團佔用作辦公室、生產工場、研究及製造工場、實驗室及飯堂。 該物業租作自用。	無商業價值 **嘉華建材集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華建材集團應佔的市值** 無商業價值 **嘉華國際集團應佔權益** 不適用 **於二零零五年三月三十一日嘉華國際集團應佔的市值** 無商業價值

附註：

1. 出租人乃一獨立第三方，獨立於嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人，與嘉華建材集團及嘉華國際集團任何董事或任何彼等各自的聯繫人亦概無關連。

2. 該物業的租賃資料概述如下：

該物業已租賃部分	**土地面積（平方米）**	**租期**	**年租金**
第一期	30,000	自二零零二年十一月一日起至二零三二年十月三十一日止	於二零零二年十一月一日至二零零七年十月三十一日止期間的年租金為人民幣738,000元，而自二零零七年十一月一日起每五年，租金將會增加人民幣73,800元
第二期	20,000	自二零零三年十月一日起至二零三二年十月三十一日止	於二零零三年十月一日至二零零八年九月三十日止期間的年租金為人民幣492,000元，而自二零零八年十月一日起每五年，租金將會增加人民幣49,200元
總計	50,000		於估值日的年租金為人民幣1,230,000元

3. 根據深圳市寶安區沙井鎮民主村民委員會（「甲方」）向深圳市寶安區沙井鎮民主經濟發展公司（「乙方」）於二零零二年九月五日發出的授權書，甲方已授權乙方向嘉華建築制品（深圳）有限公司出租該物業，為期三十年。

4. 吾等已獲中國法律顧問通商律師事務所就該物業的所有權提供中國法律意見，其中包括以下資料：

(a) 出租人深圳市寶安區沙井鎮民主經濟發展公司與嘉華建材集團及嘉華國際集團訂立的租賃協議乃屬有效、生效並對雙方具有法律約束力。然而，根據合同法，租賃協議的租期不得超逾二十年。租期逾二十年者不會獲法律保障；

(b) 由於出租人深圳市寶安區沙井鎮民主經濟發展公司未能提供有關所有權證書，因此未能確認該物業的現有註冊擁有人；及

(c) 鑑於出租人未能提供房地產所有權證，故吾等無法確定出租人是否該物業的土地使用權及／或房屋所有權的擁有人。一旦該物業的房屋所有權及／或土地使用權出現任何糾紛，則租戶未必有權使用該物業。

5. 由於該物業不得分租，並無產生租值利潤，故吾等對該物業的估值為無商業價值。

以下為卓德測計師行有限公司就銀河集團所持物業權益於二零零五年三月三十一日進行估值而發出的函件全文、估值概要及估值證書，以供載入本通函而編製。

Chesterton
PETTY
卓德

國際物業顧問

卓德測計師行有限公司
香港
中環
添美道1號
中信大廈16樓

敬啓者：

澳門各項物業權益估值

吾等茲遵照　閣下的指示，對銀河娛樂場股份有限公司（以下稱「貴公司」）或其附屬公司（以下統稱「貴集團」）在澳門持有的物業權益進行估值。吾等確認曾進行視察、作出有關查詢及查冊，並蒐集吾等認為必要的其他資料，以便向　閣下提供吾等對該等物業權益於二零零五年三月三十一日的市值的意見。

吾等的估值乃吾等對該等物業市值的意見。所謂市值，就吾等所下定義而言，乃指「自願買家與自願賣家就有關物業經適當推銷後於估值日達成物業易手的公平交易估計金額，而雙方乃在知情及審慎的情況下自願進行交易」。

市值乃賣家於市場上可合理取得的最高價格及買家於上市場上可合理取得之最有利價格。此估計金額並不考慮因特別條款或情況(如反常融資、銷售及售後租回安排、由任何與銷售有關人士批授的特別考慮因素或特許權或特別價值因素)所致的估計升值或貶值。吾等對該物業進行市場估值時，並無考慮銷售及購買成本，亦無對銷任何相關稅項。

在對第一類物業權益進行估值時，吾等採用比較法，參考市場上可取得的銷售交易及貴集團提供的資料，包括發展建議、發展計劃、建築成本及其他相關資料。由於第二類物業權益屬短期租約、禁止或限制分租，或缺乏可觀租值利潤，並吾等認為沒有商業價值。

吾等未獲提供有關第一類及第二類物業權益的所有權文件，但吾等已就第一類物業權益的所有權向 Conservatoria do Registo Predial(澳門土地登記局)進行土地查冊，惟吾等並無查閱文件正本以核實擁有權及確認未有收錄於交予吾等副本中的修訂條款是否存在。於進行估值時，吾等假設第一類物業權益的業主持有可強制執行所有權，並有權自由及不間斷地使用、佔有、轉讓或轉移該等物業權益。

吾等在頗大程度上依賴　貴集團提供的資料，並接納　貴集團給予吾等有關規劃批文、法定通告、地役權、年期、佔用詳情、發展建議、發展計劃及成本、地盤及樓面面積的意見。吾等並無核實此等資料的真實性及準確性，並依賴吾等所獲確認，所提供資料並無遺漏任何重大事宜。吾等認為已獲提供足夠資料以達致知情意見。估值證書內所載之尺寸、量度及面積乃基於吾等所獲文件及租約所載資料，故僅為約數。

吾等曾視察第一類及第二類受估值物業的外貌，在可能情況下，亦曾視察第二類物業的內部。然而，吾等並無實地視察第一類物業，以確定土地狀況及該等設施等是否適合建議發展，吾等亦無就第二類物業進行結構測量。在進行視察時，吾等並無發現任何嚴重損毀。然而，吾等無法呈報第二類物業是否確無腐朽、蟲蛀或任何其他結構損壞，亦無測試任何設施。

吾等的報告並無考慮該等物業權益的任何抵押、按揭或拖欠的款項，亦無考慮出售成交時可能產生的任何開支或税項。除另有説明者外，吾等假設該等物業權益概不附帶可影響其價值的繁重負擔、限制及支銷。

本報告乃根據香港聯合交易所有限公司《證券上市規則》第5章，以及香港測量師學會刊行的《香港物業資產估值備忘》編製。

隨函附奉吾等的估值概要及估值證書。

此致

澳門新口岸
宋玉生廣場411－417號
皇朝廣場19樓
銀河娛樂場股份有限公司
列位董事

香港
北角
渣華道191號
嘉華國際中心29樓
嘉華國際集團有限公司
列位董事

香港
北角
渣華道191號
嘉華國際中心29樓
嘉華建材有限公司
列位董事　台照

代表
卓德測計師行有限公司
執行董事
陳超國
特許測量師
MSc FRICS FHKIS MCIArb RPS (GP)
謹啟

二零零五年六月三十日

* 陳超國先生為特許測量師，MSc., F.R.I.C.S., F.H.K.I.S., M.C.I.Arb., R.P.S.(G.P.)，自一九八七年六月起為卓德測計師行有限公司合資格估值師，在香港物業估值方面擁有約二十年經驗，並在澳門物業估值方面擁有約十五年經驗。

估值概要

物業	於二零零五年三月三十一日現況下的資本值
第一類 — 貴集團於澳門持作發展的物業權益	
1. Lote 3(A2/1), Zona dos Novos, Aterros do Porto Exterior, Macau	1,600,000,000港元
小計：	**1,600,000,000港元**
第二類 — 貴集團於澳門租作自用的物業權益	
2. 澳門半島新口岸填海區友誼馬路6J地段之華都酒店之多個商業部分	無商業價值
3. 澳門宋玉生廣場393－437號、仙德麗街397－501號、倫斯泰特大馬路392－438號皇朝廣場19樓A、B、C、D及E室	無商業價值
4. 澳門宋玉生廣場393－437號、仙德麗街397－501號、倫斯泰特大馬路392－438號皇朝廣場15樓I、J、K及L室	無商業價值
5. 澳門宋玉生廣場393－437號、仙德麗街397－501號、倫斯泰特大馬路392－438號皇朝廣場11樓M、N、O、P及Q室	無商業價值
6. 澳門柏林街168號星海豪庭第三座 Ruby Court 15樓L室	無商業價值
7. 澳門柏林街168號星海豪庭第三座 Ruby Court 15樓M室	無商業價值
8. 澳門宋玉生廣場9－51號、柏嘉街396－506號、倫斯泰特大馬路10－52號、孫逸仙大馬路1333－1443號帝景苑第4座5樓S室	無商業價值
9. 澳門氹仔海洋花園大馬路181A－255號玉蘭苑21樓G室	無商業價值
小計：	**無商業價值**
總計：	**1,600,000,000港元**

估值概要

第一類 — 貴集團於澳門持作發展的物業權益

	物業	概況及年期	佔用詳情	於二零零五年三月三十一日現況下的資本值
1.	Lote 3 (A2/1), Zona dos Novos, Aterros do Porto Exterior, Macau	該物業包括一幅註冊面積約2,916平方米（31,388平方呎）的長方形地盤。 該物業擬發展為一幢33層高（不包括兩層隔火層）的樓宇，建於一個3層高地庫停車場之上作「五星級」商業／酒店發展物業。建議發展物業能容納560個酒店房間，一間娛樂場及其他相關博彩設施。發展項目完成後，預計總建築面積約94,678平方米（1,019,114平方呎），包括電子及機械樓層。 另外，建議發展物業亦包括位於地庫的288個泊車位及45個電單車泊車位。 建議發展物業預期於二零零六年中落成。 該物業根據一項澳門政府租契持有，自一九九二年六月二十九日起計，為期二十五年，可按現時每年地税澳門幣87,480元再續期十年，直至二零四九年十二月十九日。	該物業現正興建中。	1,600,000,000港元

附註：

1. 該物業的登記擁有人為　貴公司的全資附屬公司 Sociedade de Investimento Hoteleiros Majesty (Internacional) Ltd.。

2. 該項物業須受一項以恒生銀行有限公司為受益人的按揭所規限。

3. 該項建議發展物業的部分平台會蓋過 Rua Cidade de Sintra（一條公路）及位於該物業西北面的公園。另外，吾等注意到該建議發展物業與現時土地出讓所規定的發展情況有所偏差，包括：樓層數目、

建築面積及發展項目類型等。在進行估值時，吾等假設澳門政府將透過現時土地出讓的修訂，批准該項建議發展物業，而且　貴集團須就有關修訂繳付補地價。

4. 據　貴公司所告知，吾等獲悉就連接公路及公園的發展權利以及現時土地出讓的修訂以批准該建議發展項目，澳門政府將收取補地價約澳門幣45,000,000元(約44,000,000港元)。在無其他相反的證據下，吾等假設此為澳門政府收取的補地價金額，並已於估值時計入上述補地價。

5. 根據　貴集團提供的資料，該建議發展物業之估計總建築成本約為澳門幣1,300,000,000元(約1,262,000,000港元)。於二零零五年三月，完成建議發展物業的未付建築成本估計約為澳門幣1,168,000,000元(約1,134,000,000港元)。

6. 假設該建議發展物業於二零零五年三月三十一日落成，其資本值約為3,600,000,000港元，此金額乃參考市場上的可供銷售交易採用比較法估計得出。

估值概要

第二類 — 貴集團於澳門租作自用的物業權益

	物業	概況及租約詳情	佔用詳情	於二零零五年三月三十一日現況下的資本值
2.	澳門半島新口岸填海區友誼馬路6J地段 華都酒店之多個商業部分	華都酒店為一幢20層高(包括3層地庫)酒店，前身為一幢商業大廈，曾於二零零四年進行翻新。 該物業包括酒店商業平台的若干部分，總樓面面積約為3,500平方米(37,674平方呎)。 該物業根據一份租賃協議由　貴集團租賃，自二零零四年一月一日起計，為期兩年，月租2,500,000港元，包括管理費及其他公用設施費用。租戶有權將上述租約再續期三年。租金每三年調整一次，增幅為15%。	該物業由　貴集團佔用，作經營娛樂場用途。	無商業價值

估值概要

	物業	概況及租約詳情	佔用詳情	於二零零五年三月三十一日現況下的資本值
3.	澳門宋玉生廣場393－437號、仙德麗街397－501號、倫斯泰特大馬路392－438號皇朝廣場19樓A、B、C、D及E室	皇朝廣場為一幢23層高辦公室大樓（包括閣樓），建於一個1層高地庫停車場之上，約於一九九五年落成。 該物業包括位於該大樓19樓的5個辦公室單位，總註冊樓面面積約為469.06平方米（5,049平方呎）。 該物業根據一份租賃協議由　貴集團租賃，自二零零三年五月十六日起計，為期兩年，月租41,823.8港元，包括管理費及空調費。	該物業由　貴集團佔用作辦公室。	無商業價值

估值概要

	物業	概況及租約詳情	佔用詳情	於二零零五年三月三十一日現況下的資本值
4.	澳門宋玉生廣場393－437號、仙德麗街397－501號、倫斯泰特大馬路392－438號皇朝廣場15樓I、J、K及L室	皇朝廣場為一幢23層高的辦公室大樓（包括閣樓），建於一個1層高地庫停車場之上，約於一九九五年落成。 該物業包括位於該大樓15樓的4個辦公室單位，總註冊樓面面積約為387.23平方米（4,168平方呎）。 該物業根據一份租賃協議由　貴集團租賃，自二零零四年八月一日起計，為期兩年，月租35,730港元，包括管理費及空調費。租戶有權將上述租約再續期兩年，月租將調整至41,685港元。	該物業由　貴集團佔用作辦公室。	無商業價值

估值概要

	物業	概況及租約詳情	佔用詳情	於二零零五年三月三十一日現況下的資本值
5.	澳門宋玉生廣場393－437號、仙德麗街397－501號、倫斯泰特大馬路392－438號皇朝廣場11樓M、N、O、P及Q室	皇朝廣場為一幢23層高辦公室大樓(包括閣樓)，建於一個1層高地庫停車場之上，約於一九九五年落成。 該物業包括位於該大樓11樓的5個辦公室單位，總註冊樓面面積約為471.89平方米(5,079平方呎)。 該物業根據一份租賃協議由 貴集團租賃，租期自二零零四年十二月十日至二零零六年十二月九日止，月租45,712.8港元，包括管理費及空調費。租戶有權將上述租約再續期兩年，月租將調整至50,284港元。	該物業由 貴集團佔用作辦公室。	無商業價值

估值概要

	物業	概況及租約詳情	佔用詳情	於二零零五年三月三十一日現況下的資本值
6.	澳門柏林街168號星海豪庭第三座 Ruby Court 15樓L室	星海豪庭包括建於一個3層高商用／停車場平台的四幢13層高住宅大廈，約於二零零零年落成。 該物業包括該發展物業第3座15樓的一個住宅單位，註冊樓面面積約為87.21平方米（939平方呎）。 該物業根據一份租賃協議由 貴集團租賃，自二零零四年八月二十六日起計，為期兩年，月租7,000港元，包括管理費。	該物業由 貴集團佔用作員工宿舍。	無商業價值

估值概要

	物業	概況及租約詳情	佔用詳情	於二零零五年三月三十一日現況下的資本值
7.	澳門柏林街168號星海豪庭第三座 Ruby Court 15樓M室	星海豪庭包括建於一個3層高商用／停車場平台的四幢13層高住宅大廈，約於二零零零年落成。 該物業包括該發展物業第3座15樓的一個住宅單位，註冊樓面面積約為87.21平方米(939平方呎)。 該物業根據一份租賃協議由　貴集團租賃，自二零零四年八月二十六日起計，為期兩年，月租7,000港元，包括管理費。	該物業由　貴集團佔用作員工宿舍。	無商業價值

估值概要

	物業	概況及租約詳情	佔用詳情	於二零零五年三月三十一日現況下的資本值
8.	澳門宋玉生廣場9－51號、柏嘉街396－506號、倫斯泰特大馬路10－52號、孫逸仙大馬路1333－1443號帝景苑第4座5樓S室	帝景苑包括建於一個3層高商業／休憩平台及1層高地庫停車場之上的四幢13層高住宅大廈，於一九九七年落成。 該物業包括該發展物業第4座5樓一個住宅單位，註冊樓面面積約為130.58平方米(1,406平方呎)。 該物業根據一份租賃協議由　貴集團租賃，自二零零四年四月二十二日起計，為期兩年，月租13,000港元，包括管理費。	該物業由　貴集團佔用作員工宿舍。	無商業價值

估值概要

	物業	概況及租約詳情	佔用詳情	於二零零五年三月三十一日現況下的資本值
9.	澳門氹仔海洋花園大馬路181A－255號玉蘭苑21樓G室	海洋花園為一大型高尚私人住宅發展物業，包括34幢住宅單位大廈及21幢別墅，單位面積由800至3,700平方呎不等。 玉蘭苑為海洋花園其中一幢住宅大廈，位於該發展物業的西面外圍。玉蘭苑為一幢建於一個3層高商用／停車場平台之上的19層高住宅大廈，於二零零三年落成。 該物業包括該大廈21樓的一個住宅單位，註冊樓面面積約為108.75平方米(1,171平方呎)。 該物業根據一份租賃協議由　貴集團租賃，自二零零五年一月一日起計，為期兩年，月租9,000港元，包括管理費。	該物業由　貴集團佔用作員工宿舍。	無商業價值

責任聲明

本通函乃遵照上市規則的規定提供有關嘉華國際的資料。嘉華國際董事願就本通函所載資料的準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實，致使本通函所載任何聲明有誤導成份。

股本

嘉華國際於最後實際可行日期及預期於緊隨完成後的法定股本及已發行股本如下：

	港元
法定	
5,000,000,000股　每股面值0.10港元的股份	500,000,000
已發行及繳足	
2,334,283,830股　每股面值0.10港元的股份	233,428,383

附註：　此乃假設自最後實際可行日期至完成日期將不會發行任何嘉華國際股份。

重大不利變動

於最後實際可行日期，據嘉華國際董事所知，嘉華國際集團的財政或交易狀況自二零零四年十二月三十一日（即嘉華國際集團最近期經審核綜合財務報表的結算日）以來概無任何重大不利變動。

嘉華國際債券

嘉華國際集團於二零零四年三月發行一批已在盧森堡證券交易所上市的嘉華國際債券。該批債券可於二零零四年四月二十三日至二零零九年三月八日營業時間結束時止，按換股價每股2.25港元（在若干情況下可予調整）轉換為嘉華國際股份。除先前已經贖回、轉換、購入或註銷者外，每張嘉華國際債券於二零零九年三月二十三日到期日，可按嘉華國際債券有關條款及條件，以本金額的91.49%贖回。

於最後實際可行日期，本金額合共710,260,000港元的嘉華國際債券已轉換為315,671,100股嘉華國際股份，嘉華國際債券未償還的本金總額合共約為154,000,000港元，賦予其持有人權利可按當時的換股價轉換為合共68,444,400股嘉華國際股份。

嘉華國際認股權計劃

(a) 概要

嘉華國際股東在二零零二年五月三十日(「採納日期」)舉行的股東週年大會上批准及採納嘉華國際的認股權計劃(「嘉華國際認股權計劃」)。嘉華國際認股權計劃的概要載列如下：

(1) 目的

嘉華國際認股權計劃旨在吸引及挽留優秀人才，協力發展嘉華國際業務；向僱員、專家顧問、代理、代表、專業顧問、貨品或服務供應商、客戶、承辦商、業務夥伴及合營夥伴提供額外激勵及透過令認股權持有人的利益與嘉華國際股東利益一致，促進嘉華國際長遠達致財政上的成功。

(2) 參與者

(i) 嘉華國際或任何聯屬公司的任何僱員及嘉華國際或任何聯屬公司的任何高級行政人員或董事；或

(ii) 嘉華國際或任何聯屬公司的任何專家顧問、代理、代表或專業顧問；或

(iii) 向嘉華國際或任何聯屬公司提供貨品或服務的人士；或

(iv) 嘉華國際或任何聯屬公司任何客戶或承辦商；或

(v) 嘉華國際或任何聯屬公司任何業務夥伴或合營夥伴；或

(vi) 任何為僱員福利而設的信託的任何受託人；或

(vii) 就上述個人合資格承授人而言，指僅以該名合資格承授人或其直屬家庭成員或由合資格承授人或其直屬家庭成員控制的公司為受益人的信託。

「聯屬公司」　指　(a)嘉華國際的控股公司；或(b)嘉華國際控股公司的附屬公司；或(c)嘉華國際的附屬公司；或(d)嘉華國際的控股股東；或(e)嘉華國際控股股東所控制的公司；或(f)嘉華國際所控制的公司；或(g)嘉華國際控股公司的聯營公司；或(h)嘉華國際的聯營公司。

(3) 可予發行的嘉華國際股份總數

授權限額一在下段所述的規限下，根據嘉華國際認股權計劃及嘉華國際任何其他計劃授出的認股權在悉數行使時可予發行的嘉華國際股份總數，不得超過採納日期的已發行嘉華國際股份的10%，即187,563,607股嘉華國際股份。

主要限額—嘉華國際可由嘉華國際股東通過普通決議案重訂上段所述的授權限額，惟在此之前必須先行向嘉華國際股東發出通函。根據嘉華國際認股權計劃及嘉華國際任何其他計劃授出及尚未行使的認股權在悉數行使時可予發行的嘉華國際股份總數，不得超過不時已發行嘉華國際股份的30%。

於最後實際可行日期，根據嘉華國際認股權計劃可予發行的嘉華國際股份總數為163,905,607股，佔嘉華國際於當日的已發行股本約7.02%。

(4) 各參與者的限額

各參與者於任何十二個月期間內獲授的認股權(不論已行使或尚未行使)在行使時發行及將予發行的嘉華國際股份總數，不得超過嘉華國際已發行股份的1%。

如經嘉華國際股東在股東大會上另行批准，而有關參與者及其聯繫人(定義見上市規則)放棄投票，而嘉華國際在尋求批准前須向嘉華國際股東發出通函，則嘉華國際可授出超出此限額的認股權予參與者。

(5) 行使期間

認股權涉及的嘉華國際股份必須接納的期間由嘉華國際董事會在授出認股權時全權決定，但該期間不得超過有關認股權授出之日起計十年。

(6) 認股權歸屬前必須持有的最低期限

認股權歸屬前必須持有的最低期限(如有)乃由嘉華國際董事會全權決定。嘉華國際認股權計劃本身並不設任何最低持有期限。

(7) 接納認股權須付款項

承授人接納認股權要約時須向嘉華國際支付1.00港元。要約必須於要約授出日期起十四天內被接納，或於嘉華國際董事會以書面批准的較長期限。

(8) 認購價的釐定基準

認購價須由嘉華國際董事會在授出有關認股權時全權釐定，惟不得低於下列各項中的最高者：

(i) 於授出日期的嘉華國際股份收市價；

(ii) 在緊接授出日期前五個營業日的嘉華國際股份平均收市價；及

(iii) 一股嘉華國際股份的面值。

(9) 嘉華國際認股權計劃的餘下年期

嘉華國際認股權計劃的年期為採納日期起計為期十年及將於二零一二年五月二十九日屆滿。

(b) 尚未行使的認股權

嘉華國際已根據嘉華國際認股權計劃授出以下僱員認股權。嘉華國際董事及其他有關各方於最後實際可行日期持有認股權所包括的嘉華國際股份詳情載列如下。

承授人	授出日期	認股權所包括的嘉華國際股份數目	嘉華國際股份每股行使價（港元）	行使期
嘉華國際董事	一九九八年五月二十日	3,100,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	3,920,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	7,541,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
	二零零三年十二月二十九日	—	1.3000	二零零三年十二月三十日至二零一三年十二月二十九日
僱員	一九九八年五月二十日	513,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,120,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	3,519,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
	二零零三年十二月二十九日	2,000,000	1.3000	二零零三年十二月三十日至二零一三年十二月二十九日
其他人士	一九九八年五月二十日	—	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	—	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
	二零零三年十二月二十九日	3,000,000	1.3000	二零零三年十二月三十日至二零一三年十二月二十九日

權益披露

嘉華國際董事於證券的權益

於最後實際可行日期，各嘉華國際董事於嘉華國際及其相聯法團(定義見證券及期貨條例第XV部)嘉華建材的股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第七及第八分部知會嘉華國際及聯交所(包括根據證券及期貨條例有關條文被當作或視為擁有的權益及淡倉(如有))，或須根據證券及期貨條例第三百五十二條登記於該條規定由嘉華國際備存的登記冊，或須根據上市規則所載的上市公司董事進行證券交易的標準守則知會嘉華國際及聯交所的權益及淡倉，及有關認購嘉華國際及嘉華建材股份的任何權利的詳情，分列如下：

(a) 嘉華國際股份

	股份數目					
嘉華國際董事姓名	個人權益	家族權益	公司權益	其他權益	合計	佔已發行股本百分比
呂博士	268,014	7,130,234[1]	38,129,737[2]	1,257,389,151[3]	1,302,917,136	55.82
呂耀東	391,164	—	—	1,257,389,151[3]	1,257,780,315	53.88
倫贊球	—	—	—	—	—	—
許淇安	—	—	—	—	—	—
羅志聰	100,000	—	—	—	100,000	0.00
鄧呂慧瑜	4,639,166	—	—	1,257,389,151[3]	1,262,028,317	54.06
鍾逸傑	—	—	—	—	—	—
梁文建	—	—	—	—	—	—
黃乾亨	—	—	—	—	—	—
李東海	—	—	—	—	—	—
陳有慶	278,977	—	—	—	278,977	0.01
張惠彬	7,239	—	—	—	7,239	0.00
廖樂柏	—	—	—	—	—	—

(b) 嘉華國際的認股權

持有人姓名	授出日期	認股權所包括的嘉華國際股份數目	每股行使價（港元）	行使期
呂博士	一九九八年五月二十日	1,500,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,350,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	2,000,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
呂耀東	一九九八年五月二十日	1,000,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,200,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,868,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
倫贊球	一九九九年十二月三十日	500,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,054,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
許淇安	—	—	—	—
羅志聰	—	—	—	—
鄧呂慧瑜	一九九八年五月二十日	600,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	870,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,269,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
鍾逸傑	二零零三年二月二十八日	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
梁文建	二零零三年二月二十八日	300,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
黃乾亨	二零零三年二月二十八日	300,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
李東海	二零零三年二月二十八日	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
陳有慶	二零零三年二月二十八日	150,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
張惠彬	二零零三年二月二十八日	300,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
廖樂柏	—	—	—	—

(c) 嘉華建材股份

嘉華國際董事姓名	股份數目 個人權益	家族權益	公司權益	其他權益	合計	佔已發行股本百分比
呂博士	13,385,831	1,468,496[1]	76,880,265[4]	2,066,034,784	2,157,769,376	149.44
呂耀東	4,472,980	—	436,753,661[5]	2,066,034,784	2,507,261,425	173.65
倫贊球	—	—	—	—	—	—
許淇安	—	—	—	—	—	—
羅志聰	186,000	—	—	—	186,000	0.01
鄧呂慧瑜	4,801,906	—	—	2,066,034,784[3]	2,070,836,690	143.42
鍾逸傑	—	—	—	—	—	—
梁文建	—	—	—	—	—	—
黃乾亨	—	—	—	—	—	—
李東海	—	—	—	—	—	—
陳有慶	65,306	—	—	—	65,306	0.00
張惠彬	1,810	—	—	—	1,810	0.00
廖樂柏	—	—	—	—	—	—

(d) 嘉華建材的認股權

持有人姓名	授出日期	認股權所包括的嘉華建材股份數目	每股行使價（港元）	行使期
呂博士	一九九八年五月二十日	1,500,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,800,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	2,000,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
呂耀東	一九九八年五月二十日	1,000,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,600,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,870,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
倫贊球	—	—	—	—
許淇安	—	—	—	—
羅志聰	—	—	—	—

持有人	授出日期	認股權所包括的嘉華建材股份數目	每股行使價（港元）	行使期
鄧呂慧瑜	一九九八年五月二十日	600,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,070,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,270,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
鍾逸傑	—	—	—	—
梁文建	一九九八年五月二十日	300,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,070,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
黃乾亨	—	—	—	—
李東海	—	—	—	—
陳有慶	—	—	—	—
張惠彬	二零零三年二月二十八日	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
廖樂柏	—	—	—	—

附註：

(1) 呂博士透過其配偶的權益，被視作分別擁有7,130,234股嘉華國際股份及1,468,496股嘉華建材股份的權益。

(2) Best Chance Investments Ltd. 及步基證券有限公司分別持有35,075,725股嘉華國際股份及3,054,012股嘉華國際股份，該兩間公司均由呂博士控制。

(3) 該等1,257,389,151股嘉華國際股份由全權信託（由呂博士作為創立人成立）持有，佔已發行股本三分之一以上。主要信託全資擁有 City Lion，而後者則擁有1,160,449,206股嘉華建材股份的權益。嘉華國際透過一間全資附屬公司擁有852,775,351股嘉華建材股份的權益，佔嘉華建材已發行股本約59.06%。嘉華國際亦被視為擁有48,864,000股嘉華建材股份的權益。此外，其中一項上述全權信託擁有3,946,227股嘉華建材股份的權益。呂博士、呂耀東及鄧呂慧瑜女士為該等家族全權信託的直接或間接可能受益人，因此被視為擁有該等信託所持有該等嘉華國際股份及嘉華建材股份權益，以及嘉華國際所持有上述嘉華建材股份權益。

(4) Best Chance Investments Ltd. 持有76,880,265股嘉華建材股份，該公司由呂博士控制。

(5) 於完成時，Recurrent Profits、Top Notch 及 Kentlake 將會分別獲發行111,138,039股、231,615,731股以及93,999,891股嘉華建材股份，該等公司全部均由呂耀東控制。

(6) 上述所有個人權益均為各嘉華國際董事以實益擁有人的身份持有。

上述所有權益均為好倉。呂博士、呂耀東及鄧呂慧瑜女士被視作於嘉華國際及嘉華建材的其他所有附屬公司、共同控制實體及聯營公司的已發行股本中擁有權益。

除上文所披露者外，於最後實際可行日期，嘉華國際董事概無於嘉華國際或任何相聯法團(定義見證券及期貨條例第XV部)的股份、相關股份或債券中擁有根據證券及期貨條例第V部第七及第八分部的權益或淡倉，或根據證券及期貨條例該等條文規定被當作或被視為擁有的權益或淡倉，或須根據證券及期貨條例第三百五十二條登記於該條規定由嘉華國際備存的登記冊，或須根據上市規則所載的上市公司董事進行證券交易的標準守則知會嘉華國際及聯交所的權益。

主要股東之證券權益

(a) 嘉華國際

除下文所披露者外，據嘉華國際董事所知，於最後實際可行日期，概無任何人士(嘉華國際董事除外)於嘉華國際股份或相關股份中，擁有根據證券及期貨條例第XV部第二及第三分部的條文規定，須向嘉華國際披露的權益或淡倉：

股東名稱	普通股數目	佔已發行股本百分比
HSBC International Trustee Limited	1,257,894,151[1]	53.89
Marapro Co., Ltd.	190,228,080[2]	8.15
Symmetry Co., Ltd.	190,228,080[2]	8.15
Polymate Co., Ltd.	190,228,080[3]	8.15
Moore Michael William	253,584,104[4]	10.86
Penta Investment Advisers Ltd.	253,584,104[4]	10.86
Zwannstra John	253,584,104[4]	10.86

附註：

(1) HSBC International Trustee Limited 為持有1,257,894,151股嘉華國際股份的全權信託的信託人。

(2) Marapro Co., Ltd. 及 Symmetry Co., Ltd. 分別為一項信託的受益人及信託人，而該信託擁有190,228,080股嘉華國際股份的權益。

(3) Polymate Co., Ltd. 為持有190,228,080股嘉華國際股份權益的若干公司的最終控股公司。

(4) Penta Investment Advisers Ltd. 以投資經理的身份擁有253,584,104股嘉華國際股份的權益。Moore Michael William 及 Zwannstra John 各自控制 Penta Investment Advisers Ltd. 已發行股本三分之一以上權益。

(5) 上述所有權益均為好倉。

上述披露之權益重複如下：

(i) 呂博士、呂耀東及鄧呂慧瑜女士擁有的1,257,389,151股嘉華國際股份。HSBC International Trustee Limited 亦於該等股份中擁有權益，於該等股份中，Marapro Co., Ltd.、Symmetry Co., Ltd. 及 Polymate Co., Ltd. 對其中的190,228,080股嘉華國際股份同時擁有權益；及

(ii) Moore Michael William、Penta Investment Advisers Ltd. 及 Zwannstra John 擁有的253,584,104股嘉華國際股份。

(b) **嘉華國際集團其他成員公司**

除下文所披露者外，據嘉華國際董事所知，於最後實際可行日期，概無任何人士(嘉華國際董事除外)直接或間接擁有附有權利在任何情況下均可於嘉華國際集團任何其他成員公司的股東大會上投票的任何類別股本面值10%或以上的權益：

附屬公司的名稱	**股份或股權(視乎情況而定)的擁有人名稱**	**所持股權的實際百分比**
Asahi Kohatsu Corporation	Ogawa Yosuhiko	22%
北京首嘉石業有限公司	北京首鋼石灰石礦	45%
志惠有限公司	Tidefull Investment Limited	28%
中盟(香港)有限公司	Ogawa Yosuhiko	22%
E-cost Enterprises Limited	柯國斌	22.22%
廣州嘉房混凝土有限公司	廣州宏圖實業公司	20%
	廣州市土地開發綜合服務公司	10%
	廣州市房地產實業總公司	10%
上海嘉滙達房地產開發經營有限公司	上海廣電電子股份有限公司	30%
	上海徐房(集團)有限公司	15%
昆山嘉龍物業發展有限公司	北京龍陽企業發展公司	15%
嘉安石礦有限公司	派安石礦有限公司	36.5%
珠海外伶仃混凝土預製件有限公司	珠海市恆升建材公司	25%
上海港滙混凝土有限公司	上海徐房建築實業公司	40%
上海嘉富混凝土有限公司	上海富盛浙工建材有限公司	45%
上海嘉建混凝土有限公司	上海市第一市政工程有限公司	39%
Top Hit Technology Limited	Hong Kong-Dal Limited	20%
	Digital Ventures Limited	10%

嘉華國際董事及聯繫人的競爭權益

於最後實際可行日期，呂博士(亦為嘉華國際的控股股東(定義見上市規則))與呂耀東及鄧呂慧瑜女士(「有關董事」)(直接或間接透過家族信託)擁有一間控股公司的100%股權，而該公司則於多間在香港從事物業投資、買賣及發展業務的獨立管理公司(當中大部分為全資擁有)中擁有權益，與嘉華國際集團於香港的物業投資及發展業務可能有直接或間接競爭(「競爭業務」)。有關董事均為該控股公司的董事。此外，呂耀東及鄧呂慧瑜女士均為大部分該等從事競爭業務的獨立管理公司的董事。

儘管如此，嘉華國際董事會共有13名成員，而該等成員由各行各業的專業人士所組成，包括物業、業務管理、法律、銀行、金融、核數及會計。除有關董事外，嘉華國際董事會由十名成員組成，包括三名執行董事、兩名非執行董事及五名獨立非執行董事，彼等全部並非有關董事的家庭成員及彼等的聯繫人。嘉華國際董事會的運作及決策完全獨立於競爭業務的董事會，且不受其影響，故嘉華國際董事會乃獨立於競爭業務的董事會，因此，嘉華國際集團有能力獨立地按公平基準進行其業務。

鑑於競爭業務較專注於香港的物業投資及買賣，而嘉華國際集團則較專注於香港及中國內地的物業發展及於嘉華建材的投資控股，亦鑑於競爭業務的規模以總資產基準計算遠較嘉華國際集團為小，故此競爭業務與嘉華國際集團業務之間不大可能出現任何重大競爭。由於競爭業務的物業買賣活動及其物業投資組合被視為並非與嘉華國際現時的投資策略一致，且亦不符合投資興趣，故此，並不被列入嘉華國際集團的業務。嘉華國際集團擁有多元化及妥善管理的物業投資組合，能夠維持其競爭能力，以保障其於香港的物業投資及發展的權益。有關董事現無意尋求向嘉華國際集團注入競爭業務。

嘉華國際能夠透過均衡的公司管治制度獨立地進行其業務。嘉華國際董事會(包括獨立非執行董事)定期舉行會議，以檢討嘉華國際集團最近的表現及發展，以及任何投資機會。有關董事在履行彼等擔任嘉華國際董事的職責時，一直並將會繼續以符合嘉華國際及嘉華國際股東整體的最佳利益而行事。有關董事完全知悉彼等的受信責任，並將會避免任何利益衝突。有關董事將於遇上任何潛在的利益衝突的事項時，在有需要時將會放棄投票。因此，嘉華國際集團認為，其有關於香港的物業投資及發展業務的權益受到足夠保障。

服務合約

於最後實際可行日期，各嘉華國際董事概無與嘉華國際集團任何成員公司訂立任何服務合約，惟於一年內屆滿或嘉華國際集團有關成員公司可於一年內終止而毋須賠償(法定賠償除外)的合約除外。

訴訟

於最後實際可行日期，嘉華國際集團成員公司概無牽涉任何對嘉華國際集團而言屬重大的訴訟或索償，據嘉華國際董事所知，嘉華國際集團成員公司並無任何尚未了結或蒙受威脅的重大訴訟或索償。

重大合約

嘉華國際集團成員公司於緊接本通函日期前兩個年度內，概無訂立任何重大或可能屬重大的合約(並非在一般業務過程中訂立的合約)，惟以下各項除外：

(1) 嘉華國際、嘉華國際一間全資附屬公司 K. Wah International Finance Limited (「KWIFL」)與香港上海滙豐銀行有限公司(「滙豐銀行」)於二零零四年三月二十三日訂立的信託契據，以規管由 KWIFL 發行864,260,000港元於二零零九年到期的0.50厘有擔保可換股債券的條款，該等債券可轉換為嘉華國際的繳足普通股，並由嘉華國際無條件且不可撤回地作出擔保；

(2) 收購協議；

(3) 補充協議；

(4) 嘉華國際一間全資附屬公司 Sutimar Enterprises Limited(「Sutimar」)、嘉華建材、嘉華國際與瑞士銀行於二零零五年四月二十一日訂立的一份配售協議，據此，Sutimar同意按每股嘉華建材股份作價8港元，向第三方承配人配售146,000,000股嘉華建材股份；

(5) Sutimar 與嘉華建材於二零零五年四月二十一日訂立的一份認購協議，據此，Sutimar 同意按每股嘉華建材股份作價8港元，認購146,000,000股嘉華建材股份；及

(6) KWIFL、嘉華國際、滙豐銀行與 HSBC Private Bank (Jersey) Limited 於二零零五年五月三十一日訂立的修訂契據，藉刪除規定嘉華國際須直接或間接擁有嘉華建材已發行股本至少30%的條款，以修訂上文(1)所述的信託契據。

閣下務請留意附錄十二及十三內「重大合約」等章節。

一般資料

(a) 嘉華國際的註冊辦事處為 Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda ，而嘉華國際在香港的主要營業地點則為香港北角渣華道191號嘉華國際中心29樓。

(b) 嘉華國際的主要股份過戶登記處為 Butterfield Fund Services (Bermuda) Limited，地址為 Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda，而嘉華國際的股份過戶登記分處則為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712—1716室。

(c) 嘉華國際的公司秘書為郭兆文先生，彼持有會計文學士學位及法律深造文憑，亦為英國特許秘書及行政人員公會、英國財務會計師公會與香港公司秘書公會資深會員，而嘉華國際的合資格會計師則為王俊強先生，彼為英國特許公認會計師公會資深會員、香港會計師公會會員及加拿大註冊會計師協會資深會員。

責任聲明

本通函乃遵照上市規則的規定提供有關嘉華建材的資料。嘉華建材董事願就本通函所載資料(有關嘉華國際及嘉華國際集團的資料除外)的準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實，致使本通函所載任何聲明有誤導成份。

股本

嘉華建材於最後實際可行日期及預期於緊隨完成後的法定及已發行股本如下：

法定		港元
3,888,000,000股	每股面值0.10港元的股份	388,800,000.00
3,000,000,000股	每股面值0.10港元的股份，將於嘉華建材股東特別大會上增設	300,000,000.00
6,888,000,000股	於緊隨嘉華建材股東特別大會後之嘉華建材股份	688,800,000.00
已發行及將予發行入賬列為繳足		
1,443,865,563股	每股面值0.10港元的股份	144,386,556.30
1,840,519,798股	嘉華建材代價股份，將於完成後發行(附註)	184,051,979.80
3,284,385,361股	嘉華建材股份，緊隨完成後已發行	328,438,536.10

附註：　此乃假設除根據收購協議將予發行之嘉華建材代價股份外，自最後實際可行日期至完成日期將不會發行任何嘉華建材股份。

重大不利變動

於最後實際可行日期，據嘉華建材董事所知，嘉華建材集團的財政或交易狀況自二零零四年十二月三十一日(即嘉華建材集團最近期經審核綜合賬目的結算日)以來，概無任何重大不利變動。

嘉華建材認股權計劃

嘉華建材認股權計劃(「嘉華建材認股權計劃」)已獲嘉華建材股東於二零零二年五月三十日(「採納日期」)舉行的股東週年大會上批准及採納。嘉華建材認股權計劃亦已獲嘉華國際股東於採納日期舉行的嘉華國際股東週年大會上批准。下列為嘉華建材認股權計劃的概要：

(1) 目的

嘉華建材認股權計劃旨在吸引及挽留優秀人才，協力發展嘉華建材業務；向僱員、專家顧問、代理、代表、專業顧問、貨品或服務供應商、客戶、承辦商、業務夥伴及合營夥伴提供額外激勵及透過令認股權持有人的利益與嘉華建材股東利益一致，促進嘉華建材長遠達致財政上的成功。

(2) 參與者

(i) 嘉華建材或任何聯屬公司的任何僱員或嘉華建材或任何聯屬公司的任何高級行政人員或董事；或

(ii) 嘉華建材或任何聯屬公司的任何專家顧問、代理、代表或專業顧問；或

(iii) 向嘉華建材或任何聯屬公司提供貨品或服務的任何人士；或

(iv) 嘉華建材或任何聯屬公司的任何客戶或承辦商；或

(v) 嘉華建材或任何聯屬公司的任何業務夥伴或合營夥伴；或

(vi) 任何為僱員福利而設的信託的任何受託人；或

(vii) 就個人合資格承授人而言，指僅以該名合資格承授人或其直屬家庭成員或由合資格承授人或其直屬家庭成員控制的公司為受益人的信託。

「聯屬公司」指(a)嘉華建材的控股公司；或(b)嘉華建材控股公司的附屬公司；或(c)嘉華建材的附屬公司；或(d)嘉華建材的控股股東；或(e)嘉華建材控股股東所控制的公司；或(f)嘉華建材所控制的公司；或(g)嘉華建材控股公司的聯營公司；或(h)嘉華建材的聯營公司。

(3) 可予發行的嘉華建材股份總數

授權限額 — 在下段所述規限下，根據嘉華建材認股權計劃及嘉華建材任何其他計劃授出的認股權在悉數行使時可予發行的嘉華建材股份總數，不得超過於採納日期的嘉華建材已發行股份的10%，即121,787,040股嘉華建材股份。

主要限額 — 嘉華建材可由其股東通過普通決議案及(只要嘉華國際仍屬嘉華建材的控股公司)嘉華國際股東通過普通決議案重訂上段所述的授權限額，惟在此之前嘉華建材及(只要嘉華國際仍屬嘉華建材的控股公司)嘉華國際必須先行向各自的股東發出通函。根據嘉華建材認股權計劃及嘉華建材任何其他計劃授出及尚未行使的認股權在悉數行使時可予發行的嘉華建材股份總數，不得超過不時已發行嘉華建材股份的30%。

於最後實際可行日期，根據嘉華建材認股權計劃可予發行的嘉華建材股份總數為102,583,040股嘉華建材股份，佔嘉華建材於當日的已發行股本約7.1%。

(4) 各參與者的限額

各參與者於任何十二個月期間內獲授的認股權(不論已行使或尚未行使)在行使時已發行及將予發行的嘉華建材股份總數，不得超過已發行嘉華建材股份的1%。

如經嘉華建材股東在股東大會上另行批准，而有關參與者及其聯繫人(定義見上市規則)放棄對該項決議案投票，而嘉華建材在尋求批准前向嘉華建材股東發出通函，及(只要嘉華國際仍屬嘉華建材的控股公司)經嘉華國際股東在股東大會上另行批准，而有關參與者及其聯繫人(定義見上市規則)放棄對該項決議案投票，而嘉華國際在尋求批准前向嘉華國際股東發出通函，則嘉華建材可授出超出此限額的認股權予參與者。

(5) 行使期限

認股權涉及的嘉華建材股份必須接納的期間由嘉華建材董事會在授出認股權時全權決定，但該期間不得超過有關認股權授出之日起計十年。

(6) 認股權歸屬前必須持有的最低期限

認股權歸屬前必須持有的最低期限(如有)乃由嘉華建材董事會全權決定(嘉華建材認股權計劃本身並不設任何最低持有期限)。

(7) 接納認股權須付款項

承授人接納認股權建議時須向嘉華建材支付1.00港元。認股權必須於要約日期起十四天內被接納，或於嘉華建材董事會以書面批准的較長期限。

(8) 釐定認購價的基準

認股權的認購價須嘉華建材董事會在授出有關認股權時全權釐定，惟不得低於下列各項中的最高者：

(i) 於授出日期的嘉華建材股份收市價；

(ii) 在緊接授出日期前五個營業日的嘉華建材股份平均收市價；及

(iii) 一股嘉華建材股份的面值。

(9) 嘉華建材認股權計劃的餘下年期

嘉華建材認股權計劃的年期為採納日期起計為期十年及將於二零一二年五月二十九日屆滿。

非董事所持有之僱員認股權

以下為嘉華建材於最後實際可行日期已授出的僱員認股權：

承授人士	授出日期	持有的認股權數目	行使價 (港元)	行使期
僱員	一九九八年五月二十日	1,132,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	958,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	772,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
其他人士	一九九八年五月二十日	300,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,070,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日

發行限制

Sutimar Enterprises Limited 為嘉華國際的全資附屬公司，於二零零五年四月二十一日透過瑞士銀行按每股嘉華建材股份作價8.00港元向獨立投資者配售146,000,000股嘉華建材股份。於配售完成後，Sutimar Enterprises Limited 按每股嘉華建材股份8.00港元的價格認購146,000,000股新嘉華建材股份。

配售價較嘉華建材股份於二零零五年四月二十日在聯交所所報收市價每股8.55港元折讓約6.4%，另較嘉華建材股份於緊接二零零五年四月二十日(包括該日)前五個交易日在聯交

所所報平均收市價約每股8.41港元折讓約4.9%，並較嘉華建材股份於緊接二零零五年四月二十日（包括該日）前十個交易日在聯交所所報平均收市價約每股8.27港元折讓約3.3%。

Sutimar Enterprises Limited與嘉華國際已分別向瑞士銀行承諾（除(i)根據該項配售出售嘉華建材股份及(ii)為恢復嘉華建材的公眾持股量而由或透過瑞士銀行出售的任何嘉華建材股份以外），由該項配售日期起至嘉華建材股東特別大會日期（包括該日）為止，其將不會並將促使其代名人、由其控制的公司或與其相關的信託不會(a)轉讓或出售任何嘉華建材股份或可兌換為該等嘉華建材股份的任何證券或類似權益，或(b)訂立任何有關轉讓該等嘉華建材股份擁有權的置換或類似協議，或(c)宣佈任何有關訂立或實施上文(a)或(b)項所述交易的意向。

嘉華建材已向瑞士銀行承諾，除(i)根據先舊後新方式認購股份將予配發及發行的新嘉華建材股份，(ii)根據現有僱員認股權將予發行的任何新嘉華建材股份，(iii)授予嘉華建材股東以代替股息的任何嘉華建材股份，(iv)根據收購協議將予配發及發行的任何新嘉華建材股份及(v)為恢復嘉華建材的公眾持股量而透過瑞士銀行將予配發及發行的任何新嘉華建材股份以外，自配售日期起至嘉華建材股東特別大會日期（包括該日）為止，其將不會(a)配發或發行任何嘉華建材股份或可兌換為該等嘉華建材股份的任何證券或類似權益或(b)同意訂立或實施經濟影響與上文(a)項所述任何交易相同的任何交易，或(c)宣佈任何有關訂立或實施上文(a)或(b)項所述任何該等交易的意向。

權益披露

嘉華建材董事於證券的權益

於最後實際可行日期，根據證券及期貨條例第三百五十二條規定備存的登記冊內，或須根據上市規則所載的上市公司董事進行證券交易的標準守則或證券及期貨條例第XV部第七及第八分部知會嘉華建材及聯交所，各嘉華建材董事在嘉華建材及其相聯法團(定義見證券及期貨條例第XV部)嘉華國際之股份、相關股份及債券中擁有的權益及淡倉(包括根據證券及期貨條例該等條文規定該名董事被當作或被視為擁有的權益及淡倉)，以及有關認購嘉華建材及嘉華國際股份的任何權利，及行使該等權利的詳情，分列如下：

(a) 嘉華建材股份

姓名	個人權益	家族權益	公司權益	其他權益	合計	佔已發行股本百分比
呂博士	13,385,831	1,468,496	76,880,265[1]	2,066,034,784[2]	2,157,769,376	149.44
呂耀東	4,472,980	—	436,753,661[4]	2,066,034,784[2]	2,507,261,425	173.65
陳啟能	—	—	—	—	—	—
徐應強	1,350,000	—	—	—	1,350,000	0.09
羅志聰	186,000	—	—	—	186,000	0.01
鄧呂慧瑜	4,801,906	—	—	2,066,034,784[2]	2,070,836,690	143.42
張惠彬	1,810	—	—	—	1,810	0.00
鄭慕智	—	—	—	—	—	—
顏志宏	—	—	—	—	—	—
葉樹林	—	—	—	—	—	—

(b) 嘉華建材的認股權

姓名	授出日期	持有的認股權	行使價(港元)	行使期
呂博士	一九九八年五月二十日	1,500,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,800,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	2,000,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
呂耀東	一九九八年五月二十日	1,000,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,600,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,870,000	0.5140	二零零四年三月一日至二零一三年二月二十八日

姓名	授出日期	持有的認股權	行使價（港元）	行使期
陳啟能	二零零三年二月二十八日	110,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
徐應強	二零零三年二月二十八日	1,000,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
羅志聰	—	—	—	—
鄧呂慧瑜	一九九八年五月二十日	600,000	0.5333	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,070,000	0.5216	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,270,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
張惠彬	二零零三年二月二十八日	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
鄭慕智	二零零三年二月二十八日	300,000	0.5140	二零零四年三月一日至二零一三年二月二十八日
顏志宏	—	—	—	—
葉樹林	—	—	—	—

(c) 嘉華國際股份

姓名	個人權益	家族權益	公司權益	其他權益	合計	佔已發行股本百分比
呂博士	268,014	7,130,234	38,129,737(3)	1,257,389,151(2)	1,302,917,136	55.82
呂耀東	391,164	—	—	1,257,389,151(2)	1,257,780,315	53.88
陳啟能	—	—	—	—	—	—
徐應強	1,000,000	—	—	—	1,000,000	0.04
羅志聰	100,000	—	—	—	100,000	0.00
鄧呂慧瑜	4,639,166	—	—	1,257,389,151(2)	1,262,028,317	54.06
張惠彬	7,239	—	—	—	7,239	0.00
鄭慕智	—	—	—	—	—	—
顏志宏	—	—	—	—	—	—
葉樹林	—	—	—	—	—	—

(d) 嘉華國際的認股權

姓名	授出日期	持有的認股權	行使價（港元）	行使期
呂博士	一九九八年五月二十日	1,500,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,350,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	2,000,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
呂耀東	一九九八年五月二十日	1,000,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	1,200,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,868,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
陳啟能	—	—	—	—
徐應強	—	—	—	—
羅志聰	—	—	—	—
鄧呂慧瑜	一九九八年五月二十日	600,000	0.5586	一九九九年五月二十日至二零零八年五月十九日
	一九九九年十二月三十日	870,000	0.3600	二零零零年十二月三十日至二零零九年十二月二十九日
	二零零三年二月二十八日	1,269,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
張惠彬	二零零三年二月二十八日	300,000	0.7200	二零零四年三月一日至二零一三年二月二十八日
鄭慕智	—	—	—	—
顏志宏	—	—	—	—
葉樹林	—	—	—	—

附註：

(1) Best Chance Investments Ltd. 持有76,880,265股嘉華建材股份，該公司由呂博士控制。

(2) 由主要信託全資擁有的 City Lion 擁有將於完成時發行的1,160,449,206股嘉華建材股份的權益。嘉華國際透過一間全資附屬公司擁有及被視為將會擁有合共901,639,351股嘉華建材股份的權益，佔嘉華建材已發行股本三分之一以上。該等1,257,389,151股嘉華國際股份由呂博士作為創立人成立的全權信託持有，佔已發行股本三分之一以上。此外，其中一項上述全權信託擁有3,946,227股嘉華建材股份的權益。呂博士、呂耀東及鄧呂慧瑜女士為該等家族全權信託的直接或間接可能受益人，因此被視為擁有該等信託所持有上述的嘉華國際股份及嘉華建材股份權益，以及嘉華國際所持有嘉華建材股份權益。

(3) Best Chance Investments Ltd.及步基證券有限公司分別持有35,075,725股及3,054,012股嘉華國際股份，該兩間公司均由呂博士控制。

(4) 於完成時，Recurrent Profits、Top Notch 及 Kentlake 將會分別獲發行111,138,039股、231,615,731股及93,999,891股嘉華建材股份，該等公司全部均由呂耀東控制。

上述所有權益均為好倉。除上文所披露者外，於最後實際可行日期，嘉華建材董事概無在嘉華建材或其任何相聯法團（定義見證券及期貨條例第XV部）的股份、相關股份及債券中擁有任何權益或淡倉。

主要股東的權益

(a) 於嘉華建材的權益

於最後實際可行日期，各名人士（嘉華建材董事或行政總裁除外）於嘉華建材股份中擁有須根據證券及期貨條例第XV部第二及第三分部的條文規定向嘉華建材披露的權益及淡倉，分列如下：

名稱	好倉	佔已發行股本百分比	淡倉	佔已發行股本百分比
Best Chance Investments Ltd.	76,880,265	5.32	0	0
Brightwealth	325,615,622	22.55	325,615,622	22.55
City Lion	1,160,449,206	80.37	0	0
Davos Investment Holdings Private Limited	325,615,622	22.55	325,615,622	22.55
Future Leader	82,250,410	5.70	0	0
國浩集團有限公司	325,615,622	22.55	325,615,622	22.55
Guoline Capital Assets Limited	325,615,622	22.55	325,615,622	22.55
Guoline Overseas Limited	325,615,622	22.55	325,615,622	22.55
HL Holdings Sdn Bhd	325,615,622	22.55	325,615,622	22.55
Hong Leong Company (Malaysia) Berhad	325,615,622	22.55	325,615,622	22.55
Hong Leong Investment Holdings Pte. Ltd.	325,615,622	22.55	325,615,622	22.55
HSBC International Trustee Limited	2,066,918,784（附註1）	143.15	0	0
Kentlake	93,999,891	6.51	0	0
Kwek Holdings Pte Ltd	325,615,622	22.55	325,615,622	22.55
Kwek Leng Kee	325,615,622	22.55	325,615,622	22.55
嘉華建材	901,639,351	62.45	0	0
嘉華國際	901,639,351	62.45	0	0
呂耀南	161,067,504	11.16	0	0

名稱	好倉	佔已發行股本百分比	淡倉	佔已發行股本百分比
Lim Kok Thay	86,790,000	6.01	0	0
Lucky Oriental Limited	82,250,410	5.70	0	0
Netfinity	161,066,521	11.16	0	0
何安全	176,250,301	12.21	0	0
Quek Leng Chan	325,615,622	22.55	325,615,622	22.55
Recurrent Profits	111,138,039	7.70	0	0
Top Notch	231,615,731	16.04	0	0
瑞士銀行	902,403,351(附註2)	62.50	0	0

附註：

1. HSBC International Trustee Limited 為持有2,066,918,784股嘉華建材股份的全權信託的信託人。

2. 誠如本附錄「發行限制」一節所述，瑞士銀行代表 Sutimar Enterprises Limited（嘉華國際一間全資附屬公司）以配售代理的身份，以先舊後新方式配售146,000,000股嘉華建材股份；據此，(i) Sutimar Enterprises Limited 與嘉華國際同意就有關轉讓或出售其各自於嘉華建材股份中的權益受到若干限制及(ii)嘉華建材同意就發行及配發嘉華建材股份受到若干限制。因此，只要該等限制仍然適用於嘉華建材股份，瑞士銀行、嘉華建材、Sutimar Enterprises Limited 與嘉華國際（即先舊後新配售安排下各方）各自被視為擁有根據證券及期貨條例第XV部下的披露規定該等安排下其他各方所持有任何嘉華建材股份中的權益。根據配售協議的條款，該等涉及嘉華建材股份的限制於嘉華建材股東特別大會日期屆滿。因此，誠如於最後實際可行日期根據證券及期貨條例第XV部向嘉華建材披露，瑞士銀行乃被視為擁有嘉華國際擁有的852,775,351股嘉華建材股份中的權益，直至嘉華建材股東特別大會日期為止。除了根據該條文規定被視作擁有的權益外，瑞士銀行持有49,628,000股嘉華建材股份（佔嘉華建材已發行股本的3.44%），其中42,178,000股嘉華建材股份乃代表其客戶持有。

上述披露的權益重複如下：

(i) 呂博士、呂耀東及鄧呂慧瑜女士擁有的2,066,034,784股嘉華建材股份。在該等股份當中，

  a. 嘉華國際亦擁有其中852,775,351股嘉華建材股份的權益；

  b. City Lion 亦擁有其中1,160,449,206股嘉華建材股份的權益；

  c. 瑞士銀行亦擁有其中49,628,000股嘉華建材股份的權益；

(ii) 呂博士及 Best Chance Investments Ltd 擁有的76,880,265股嘉華建材股份；

(iii) 嘉華建材、嘉華國際及瑞士銀行擁有的901,639,351股嘉華建材股份；

(iv) 呂耀東及 Recurrent Profits 擁有的111,138,039股嘉華建材股份以及呂耀東及 Top Notch 擁有的231,615,731股嘉華建材股份；

(v) 呂耀南及 Netfinity 擁有的161,066,521股嘉華建材股份；

(vi) 何安全、Future Leader 與 Lucky Oriental Limited 擁有的82,250,410股嘉華建材股份；

(vii) 呂耀東、何安全與 Kentlake 擁有的93,999,891股嘉華建材股份；

(viii) Brightwealth、Davos Investment Holdings Private Limited、國浩集團有限公司、Guoline Capital Assets Limited、Guoline Overseas Limited、HL Holdings Sdn Bhd、Hong Leong Company (Malaysia) Berhad、Hong Leong Investment Holdings Pte. Ltd.、Kwek Holdings Pte Ltd.、Kwek Leng Kee 及Quek Leng Chan 擁有的325,615,622股嘉華建材股份(好倉及淡倉)；及

(ix) 呂博士、呂耀東及鄧呂慧瑜女士擁有的1,257,389,151股嘉華國際股份。

(b) 於嘉華建材集團其他成員公司的權益

於最後實際可行日期，以下人士(嘉華建材董事或嘉華建材行政總裁除外)直接或間接擁有附有權利在任何情況下均可於嘉華建材集團任何其他成員公司的股東大會上投票的任何類別股本面值10%或以上的權益：

附屬公司名稱	股份或股權的註冊擁有人(視乎情況而定)名稱	所持股權實際百分比
北京首嘉石業有限公司	北京首鋼石灰石礦	45%
E-cost Enterprises Limited	柯國斌	22.22%
廣州嘉房混凝土有限公司	廣州宏圖實業公司	20%
	廣州市土地開發綜合服務公司	10%
	廣州市房地產實業總公司	10%
嘉安石礦有限公司	派安石礦有限公司	36.5%
珠海外伶仃混凝土預制件有限公司	珠海市恒升建材公司	25%
上海港滙混凝土有限公司	上海徐房建築實業公司	40%
上海嘉富混凝土有限公司	上海富盛浙工建材有限公司	45%
上海嘉建混凝土有限公司	上海市第一市政工程有限公司	39%
Top Hit Technology Limited	Hong Kong-Dal Limited	20%
	Digital Ventures Limited	10%

除本節所披露者外，於最後實際可行日期，據任何嘉華建材董事所知，概無任何人士(嘉華建材董事或嘉華建材行政總裁除外)須根據證券及期貨條例第XV部第二及第三分部的條文規定向嘉華建材披露其於嘉華建材股份或相關股份中擁有權益或淡倉，亦無任何人士直接或間接擁有附有權利在任何情況下均可於嘉華建材集團任何其他成員公司的股東大會上投票的股本面值10%或以上的權益。

重大合約

嘉華建材集團成員公司於本通函日期前兩年內訂立的重大或可能屬重大的合約(並非在一般業務過程中訂立的合約)如下：

(1) 收購協議；

(2) 補充協議；及

(3) Sutimar Enterprises Limited、嘉華建材、嘉華國際與瑞士銀行於二零零五年四月二十一日訂立的一份配售協議，以及 Sutimar Enterprises Limited 與嘉華建材於二零零五年四月二十一日訂立的一份相關認購協議。

嘉華建材董事的服務合約

於最後實際可行日期，各嘉華建材董事概無與嘉華建材集團任何成員公司訂立任何服務合約，惟於一年內屆滿或僱主可於一年內終止而毋須賠償(法定賠償除外)的合約除外。

訴訟

於最後實際可行日期，嘉華建材成員公司概無牽涉任何對嘉華建材集團而言屬重大的訴訟或索償，據嘉華建材董事所知，嘉華建材集團成員公司並無任何尚未了結或蒙受威脅的重大訴訟或索償。

嘉華建材董事及聯繫人的競爭權益

於最後實際可行日期，嘉華建材董事或彼等各自的聯繫人概無於任何直接或間接與嘉華建材集團或銀河集團的業務構成競爭或可能構成競爭的任何業務中擁有權益。

一般資料

(a) 嘉華建材的註冊辦事處為香港北角渣華道191號嘉華國際中心29樓。

(b) 嘉華建材的股份過戶登記處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712－1716室。

(c) 嘉華建材的合資格會計師為羅裕群先生，彼為國際會計師公會資深會員、特許管理會計師公會及註冊財務策劃師協會資深會員及香港會計師公會會員。嘉華建材的公司秘書為陳麗潔女士，文學學士，彼為英國特許秘書及行政人員公會及香港公司秘書公會會員。

註冊成立

銀河於二零零一年十一月三十日在澳門商業及動產登記局註冊成立為澳門的股份有限公司，註冊編號為15066。其註冊辦事處位於澳門南灣大馬路409號中國法律大廈25樓。

由於銀河在澳門註冊成立，銀河根據澳門法律經營並其組織文件包括公司組織章程細則。

股本

於二零零二年三月十四日，銀河有已發行股本澳門幣200,000,000元，分為200,000股普通股，每股面值澳門幣1,000元。於二零零五年二月三日，銀河進行內部重組，據此，當時既有A類股份已轉成銀河B股，20,000股C類股份則已轉成銀河A股，而B類普通股則為銀河B股，致使銀河股份僅以銀河A股及銀河B股代表。與此同時，銀河進一步向何安全發行75,190股銀河A股，每股面值澳門幣1,000元，另向該等家族公司、少數權益賣方及 Hugo Legend 發行676,710股銀河B股，每股面值澳門幣1,000元。該筆再發行股本所得款項淨額為澳門幣751,900,000元(730,000,000港元)。其中，澳門幣230,901,000元(224,175,728港元)用作償還先前自二零零二年起在不同日期由銀河渡假股份有限公司貸出作為股東貸款的一筆貸款。該等貸款為無抵押、免息及無固定還款期。其餘款項將用作銀河的項目發展成本及營運資金。

銀河於最後實際可行日期並緊隨完成後的法定及已發行股本將如下：

法定		*澳門幣*
95,190	每股面值澳門幣1,000元的銀河A股	95,190,000
856,710	每股面值澳門幣1,000元的銀河B股	856,710,000
951,900		951,900,000
已發行及繳足		
95,190	每股面值澳門幣1,000元銀河A股	95,190,000
856,710	每股面值澳門幣1,000元銀河B股	856,710,000
951,900		951,900,000

銀河的股份分為兩種類別，銀河A股及銀河B股。銀河A股有權享有銀河可供分派溢利0.0000000000000000001%。銀河B股有權享有銀河可供分派溢利99.9999999999999999999%。

銀河A股及銀河B股就投票權、股份贖回及增設或發行新股份等事宜，均享有同等權利。

倘若銀河解散或清盤，銀河A股股東將有權獲發還彼等各自已繳股本但不會獲分配清盤資產的任何金額或價值。銀河B股股東將有權獲發還彼等各自已繳股本，以及餘下的清盤資產，即按照銀河B股股東各自擁有銀河B股所佔比率獲分配其金額或價值。

任何類別股份股東的權利之任何更改，須由該類別股份的股東通過一項特別決議案。假若該更改涉及修訂銀河的公司組織章程細則，該更改亦須銀河股東通過一項決議案方為有效。

更改任何股份類別的權利須根據批給細則第15條獲澳門政府批准。

於其註冊成立日期，銀河股本為澳門幣1,000,000元，分為1,000股，每股面值澳門幣1,000元。於二零零二年三月十四日，銀河藉發行199,000股每股面值澳門幣1,000元的股份，將股本由澳門幣1,000,000元增至澳門幣200,000,000元。

於二零零二年六月二十五日，銀河進行一項重組；據此，銀河的股本分為A類普通股60,000股、B類普通股120,000股及C類普通股20,000股。A類普通股及C類普通股各自有權享有銀河可供分派溢利0.0000000000000000001%。B類普通股有權享有銀河可供分派溢利99.9999999999999999998%。

公司解散或清盤時，股東的權利如下：

(a) A類普通股股東將不會獲分配清盤資產的任何金額或價值，亦不會獲發還彼等各自實際已繳的投資股本金額。

(b) C類普通股股東將僅有權獲發還彼等各自實際已繳的投資股本金額。

(c) B類普通股股東將僅有權獲發還彼等各自實際已繳的投資股本金額，以及餘下清盤資產，而該等資產應按照B類普通股股東所持有股份所佔比率獲分配其數量或價值。

於二零零五年二月三日，銀河進行內部重組，據此，當時既有A類股份已轉成銀河B股，20,000股C類股份則已轉成銀河A股，而其餘B類普通股則為銀河B股，致使銀河股份僅以銀河A股及銀河B股代表。與此同時，銀河進一步發行75,190股銀河A股，每股面值澳門幣1,000元，以及676,710股銀河B股，每股面值澳門幣1,000元。

二零零五年二月進行股本重組後，銀河A股有權享有銀河可供分派溢利0.0000000000000000001%。銀河B股有權享有銀河可供分派溢利99.9999999999999999999%。有關目前股本的其他資料於本通函「銀河集團的概況」內「銀河的股本架構」一節披露。

董事酬金及五名最高酬金人士

董事於緊接本通函日期前三個財政年度各年的酬金總額為：

	二零零一年十一月三十日至二零零二年十二月三十一日	截至二零零三年十二月三十一日止年度	截至二零零四年十二月三十一日止年度
	千港元	千港元	千港元
袍金	—	—	1,203
薪金及津貼	—	834	—
	0	834	1,203

截至二零零二年、二零零三年及二零零四年十二月三十一日止三個財政期間／年度並無向董事或歷任董事的退休金計劃作出供款。

截至二零零二年、二零零三年及二零零四年十二月三十一日止三個財政期間／年度並無已付銀河董事或銀河董事應收花紅。

截至二零零二年、二零零三年及二零零四年十二月三十一日止三個財政期間／年度並無已付董事或董事應收金額作為吸引加入或加入銀河時的獎勵。

截至二零零二年、二零零三年及二零零四年十二月三十一日止三個財政期間／年度並無已付董事或歷任董事，或董事或歷任董事應收補償金額作為本集團旗下任何成員公司董事失去職位的款項或董事因本集團旗下任何成員公司的管理事務失去任何其他職位以識別合約款項及其他款項。

截至二零零二年、二零零三年及二零零四年十二月三十一日止三個財政期間／年度並無董事放棄或同意放棄任何酬金而作出安排。

銀河集團五名最高酬金人士中包括一名(二零零三年：一名；二零零二年：無)董事，其酬金已於上文反映。其餘四名(二零零三年：四名；二零零二年：五名)人士的酬金如下：

	二零零一年十一月三十日至二零零二年十二月三十一日	截至二零零三年十二月三十一日止年度	截至二零零四年十二月三十一日止年度
	千港元	千港元	千港元
薪金及津貼	469	828	4,495
其他員工福利	—	—	1
	469	828	4,496

截至二零零二年、二零零三年及二零零四年十二月三十一日止三個財政期間／年度並無已付上述五名人士或上述五名人士應收花紅。

截至二零零二年、二零零三年及二零零四年十二月三十一日止三個財政期間／年度並無已付上述五名人士或上述五名人士應收金額作為吸引加入或加入銀河時的獎勵。

截至二零零二年、二零零三年及二零零四年十二月三十一日止三個財政期間／年度並無已付上述五名人士或上述五名人士應收補償金額作為本集團旗下任何成員公司董事失去職位的款項或因本集團旗下任何成員公司的管理事務失去任何其他職位以識別合約款項及其他款項。

二零零五年財政年度董事酬金總額估計約為9,500,000港元。

彌償保證

根據收購協議，City Lion、Netfinity 及 Recurrent Profits 共同及個別同意按要求彌償嘉華建材、Canton Treasure 及銀河集團三方及任何一方因各自的資產價值出現任何耗減或遞減導致銀河集團旗下任何成員公司須負責支付下列任何款項數額，該等款項為：

(i) 在香港遺產稅條例第43條條文項下依據香港遺產稅條例第35條，或任何司法權區的任何對等法律的規定，由於任何人士身故，及由於該人士曾向銀河集團旗下任何成員公司轉讓資產，就遺產稅而言，該等資產(或任何部分)被視為計入該人士身故時轉移的財產，使該集團公司應付或於其後應付任何稅項；

(ii) 根據香港遺產稅條例第43(7)條條文或任何司法權區的任何對等法律，銀河集團任何成員公司就根據香港遺產稅條例第43(1)(c)或43(6)條或任何司法權區的任何對等法律，由於任何人士身故，及由於該人士曾向銀河集團旗下任何成員公司轉讓資產，就遺產稅而言，該等資產(或任何部分)被視為計入該人士身故時轉移的財產而應付的任何稅項，向銀河集團旗下任何成員公司收回任何款項；

(iii) 根據香港遺產稅條例第43(1)(c)條或任何司法權區的任何對等法律，銀河集團旗下任何成員公司須就下列情況支付的稅款：由於任何人士身故，而在任何情況下，另一間公司的資產或其任何部分，就根據香港遺產稅條例或任何司法權區的任何對等法律而言，因該身故人士之前曾向該等公司轉讓資產，而被視為該人士身故而獲轉移的財產，以及由於銀河集團旗下任何成員公司已於該另一間公司的分派時收取其分派的資產(按香港遺產稅條例或任何司法權區的任何對等法律所賦予的涵義)，但範圍僅包括銀河集團旗下任何成員公司未能追回任何其他人士根據香港遺產稅條例第43(7)(a)條條文或任何司法權區的任何對等法律支付的稅額；

(iv) 由於或按照於二零零五年一月三十一日或之前所賺取、累計、收取、訂立或發生的任何收入、溢利、收益、交易、事件、事情或事項(不論是否連同任何其他情況出現有關事宜)，使銀河集團旗下任何成員公司須支付任何及所有稅項。

銀河公司組織章程細則概要

下文載列銀河公司組織章程細則若干主要條文的概要。

銀河公司組織章程細則於二零零一年十一月三十日獲採納，並分別於二零零二年三月十四日、二零零二年六月二十五日及二零零五年二月三日修訂。

股本

公司組織章程細則未有提及銀河可將其股本合併及分拆為較現有股份數額較大或較少股份、註銷未發行股份、削減其股本或使任何其他股本改動生效的方法。公司組織章程細則亦未有提及就附於不同類別股份的權利作出更改、修改或廢除的方法。任何該等行動必須符合澳門法律。

銀河股份須以記名股票為代表，可代表一、五、十、二十、五十、一百、二百、三百、四百、五百、一千、五千、一萬、二萬或十萬股股份。

每一銀河股份附有於股東大會上一票投票權。股東最少在處理於該大會上有權投票之日前十五日(可按大會上通過一項決議案以協議較短期間)按其名下於銀河股份註冊名錄上登記其股份方可投票。任何有權投票的人士可以書面方式向董事會主席提名任何其他人士代表其投票。根據澳門法律或細則特定條文，決議案乃獲大多數全體股東投票批准，惟該大多數票數則包括銀河B股股東的大多數票。

借貸能力

董事會全權管理銀河業務及活動。在此範圍內，董事會可就任何性質的貸款或融資訂立合約、與債務人及債權人磋商、經法庭審訊或私下解決的事宜、及積極或不主動進行任何其他信貸經營業務、及發出擔保。此外，董事會有權簽訂、發行、承兑、提取、認購、背書及收納滙票、支票及承兑票據及任何其他信貸所有權。董事會有權出售、交換、按揭或以任何其他方式讓與或為任何可動資產或房地產及任何權利設立產權負擔。董事會亦有權商議、訂立及簽立任何範疇或性質、對象或形式的合約，而銀河須為一方。

董事

董事會須由七名成員組成。六名須由持有銀河B股的大多數股東委任。一名董事須由持有銀河A股的大多數股東委任。根據細則，董事不須持有任何資格股份但根據澳門法律，銀河須有一名為澳門居民並持有銀河股本10%的「代表董事」。董事須出席董事會主席就該目的而召開的股東大會。

董事的任期為三年。董事任期屆滿時須繼續留任直至有繼任人選為止。董事可在三年任期屆滿後予以重選。董事不須僅因其已屆若干年齡而辭去職位或不合資格獲委任、重新委任或獲重選為董事。

董事就其職務的有關酬金須由股東大多數的投票批准，包括大多數銀河B股股東。

董事權益

公司組織章程細則並無任何條文取消董事於建議、安排或合約中擁有重大權益的投票資格。

惟根據澳門法律，董事不能對任何其與本公司出現利益衝突的事宜投票。

此外，銀河與其董事直接或間接訂立的任何合約均視作無效，惟按內部核數師（「Fiscal Unico」）提出贊成意見為準並獲董事會明確決議案特別授權者除外。

股息

各財政期間的溢利分配須按全體股東所投大多數票決定，惟大多數票須包括持有銀河B股股東的大多數票，惟須保留最少該溢利的10%作為法定儲備直至該儲備的金額相等於股本的四分一為止。各財政年度的可供分派溢利如下：

(a) 銀河A股股東須獲分派0.000000000000000001%，各銀河A股股東均按其擁有的銀河A股的比率獲分派溢利；

(b) 銀河B股股東須獲分派99.999999999999999999%，各銀河B股股東均按其擁有的銀河B股的比率獲分派溢利。

並無條文規定收取股息的權利將於任何期限後失效。

股份轉讓及擁有權

銀河股份的任何轉讓或押記須受有關在澳門經營機會博彩或其他博彩業務的法律制度的法律限制。此外，轉讓銀河股份須獲本公司批准以及取得政府授權方可進行。倘轉讓進行時並無有關批准或違反上述的法律限制，可要求受讓人向轉讓人轉回有關股份。

公司組織章程細則對擁有銀河股份並無限制，但轉讓則須受有關在澳門經營機會博彩或其他博彩業務的澳門法律的限制。

佣金及特別條款

緊接本通函刊發前兩年內，概無因發行或出售銀河集團旗下任何成員公司的任何資本而授出佣金、折扣、經紀佣金或其他特別條款。

知識產權

銀河擁有下列商標：

商標	商標編號及日期	有效期	發出人	類別及說明
銀河星際酒店 Galaxy Starworld Hotel	300128367 二零零四年八月十日	二零零三年十二月十七日起十年	香港特別行政區政府，知識產權署，商標註冊處	類別39 — 安排或經營郵輪假期及旅行團、旅遊預訂、旅遊預訂代理服務、訂票服務、提供交通資料、旅客交通、旅客領隊、汽車租賃、泊車服務、有關旅遊及交通的諮詢及顧問服務、觀光服務、代旅客存放及運送行李、包機、店舖及／或汽車、出租汽車及船隻。 類別41 — 透過電腦數據庫或互聯網或其他通訊網絡提供網上娛樂資訊服務、有關透過全球電腦網絡提供電子遊戲的娛樂服務、電腦及視像遊戲、提供網上可下載電子及電腦遊戲以及遊戲更新、就文化音樂運動安排及策劃陳列、演講、節目、項目、表演及展覽、製作及發行電台及電視節目、製作及發行電影及現場娛樂特備節目、電影及電視製作室服務、電影娛樂電視娛樂及現場娛樂服務、藝術畫廊服務、出版音樂、雜誌及期刊、透過網上電腦數據庫、互聯網或其他通訊網絡提供音樂及娛樂服務、出租攝錄機及錄影帶、電影攝影及視聽器材及配件、購票服務、遊樂場、主題公園、遊戲機中心、提供遊樂及娛樂設施、會所服務、夜總會服務、的士高服務、體育博彩、收授賭注、俱樂部、娛樂性質的派對策劃、娛樂會所服務、健身會所、健身室服務、提供有關娛樂、體育、文化、美術及工藝以及社交活動的資訊服務。 類別43 — 住宿服務、提供暫宿服務、酒店、汽車酒店、渡假村及旅館服務、酒店及旅館的預訂、訂房、資料提供及安排服務、餐廳、自助餐廳、火鍋餐廳、燒烤餐廳、飯堂、小食亭、魚生及壽司店、快餐店、咖啡店、食堂、酒吧及酒廊服務、提供堂食餐飲、外賣及速遞、宴會服務、宴會廳及會議室。

商標	商標編號及日期	有效期	發出人	類別及說明
	300128385 二零零四年八月四日	二零零三年十二月十七日起十年	香港特別行政區政府，知識產權署，商標註冊處	類別39 — 安排或經營郵輪假期及旅行團、旅遊預訂、旅遊預訂代理服務、訂票服務、提供交通資料、旅客交通、旅客領隊、汽車租賃、泊車服務、有關旅遊及交通的諮詢及顧問服務、觀光服務、代旅客存放及運送行李、包機、店鋪及／或汽車、出租汽車及船隻。 類別41 — 透過電腦數據庫或互聯網或其他通訊網絡提供網上娛樂資訊服務、有關透過全球電腦網絡提供電子遊戲的娛樂服務、電腦及視像遊戲、提供網上可下載電子及電腦遊戲以及遊戲更新、就文化音樂運動安排及策劃陳列、演講、節目、項目、表演及展覽、製作及發行電台及電視節目、製作及發行電影及現場娛樂特備節目、電影及電視製作室服務、電影娛樂電視娛樂及現場娛樂服務、藝術畫廊服務、出版音樂、雜誌及期刊、透過網上電腦數據庫、互聯網或其他通訊網絡提供音樂及娛樂服務、出租攝錄機及錄影帶、電影攝影及視聽器材及配件、購票服務、遊樂場、主題公園、遊戲機中心、提供遊樂及娛樂設施、會所服務、夜總會服務、的士高服務、體育博彩、收授賭注、俱樂部、娛樂性質的派對策劃、娛樂會所服務、健身會所、健身室服務、提供有關娛樂、體育、文化、美術及工藝以及社交活動的資訊服務。 類別43 — 住宿服務、提供暫宿服務、酒店、汽車酒店、渡假村及旅館服務、酒店及旅館的預訂、訂房、資料提供及安排服務、餐廳、自助餐廳、火鍋餐廳、燒烤餐廳、飯堂、小食亭、魚生及壽司店、快餐店、咖啡店、食堂、酒吧及酒廊服務、提供堂食餐飲、外賣及速遞、宴會服務、宴會廳及會議室。

商標	商標編號及日期	有效期	發出人	類別及說明
	300128376 二零零四年八月十日	二零零三年 十二月十七日 起十年	香港特別行政區 政府，知識 產權署，商標 註冊處	類別39 — 安排或經營郵輪假期及旅行團、旅遊預訂、旅遊預訂代理服務、訂票服務、提供交通資料、旅客交通、旅客領隊、汽車租賃、泊車服務、有關旅遊及交通的諮詢及顧問服務、觀光服務、代旅客存放及運送行李、包機、店舖及／或汽車、出租汽車及船隻。
				類別41 — 透過電腦數據庫或互聯網或其他通訊網絡提供網上娛樂資訊服務、有關透過全球電腦網絡提供電子遊戲的娛樂服務、電腦及視像遊戲、提供網上可下載電子及電腦遊戲以及遊戲更新、就文化音樂運動安排及策劃陳列、演講、節目、項目、表演及展覽、製作及發行電台及電視節目、製作及發行電影及現場娛樂特備節目、電影及電視製作室服務、電影娛樂電視娛樂及現場娛樂服務、藝術畫廊服務、出版音樂、雜誌及期刊、透過網上電腦數據庫、互聯網或其他通訊網絡提供音樂及娛樂服務、出租攝錄機及錄影帶、電影攝影及視聽器材及配件、購票服務、遊樂場、主題公園、遊戲機中心、提供遊樂及娛樂設施、會所服務、夜總會服務、的士高服務、體育博彩、收授賭注、俱樂部、娛樂性質的派對策劃、娛樂會所服務、健身會所、健身室服務、提供有關娛樂、體育、文化、美術及工藝以及社交活動的資訊服務。
				類別43 — 住宿服務、提供暫宿服務、酒店、汽車酒店、渡假村及旅館服務、酒店及旅館的預訂、訂房、資料提供及安排服務、餐廳、自助餐廳、火鍋餐廳、燒烤餐廳、飯堂、小食亭、魚生及壽司店、快餐店、咖啡店、食堂、酒吧及酒廊服務、提供堂食餐飲、外賣及速遞、宴會服務、宴會廳及會議室。
銀河星際酒店 Galaxy Starworld Hotel 銀河星際酒店 Galaxy Starworld Hotel	N/014102 二零零四年十月八日	二零零四年十月八日 至二零一一年 十月八日	澳門特別行政區政府	類別39 — 安排或經營郵輪假期及旅行團、旅遊預訂、旅遊預訂代理服務、交通及旅遊訂票服務、提供交通資料、旅客交通、旅客領隊、汽車租賃、泊車服務、有關旅遊及交通的諮詢及顧問服務、觀光／旅行團服務、代旅客存放及運送行李、包機、倉存及／或汽車、出租汽車及船隻。

* 不包括專用「酒店」權利

商標	商標編號及日期	有效期	發出人	類別及說明
銀河星際酒店 Galaxy Starworld Hotel 銀河星際酒店 Galaxy Starworld Hotel	N/014103 二零零四年十月八日	二零零四年十月八日至二零一一年十月八日	澳門特別行政區政府	類別41 — 透過電腦數據庫或互聯網或其他通訊網絡提供網上娛樂資訊服務、有關透過全球電腦網絡提供電子遊戲的娛樂服務、電腦及視像遊戲、提供網上可下載電子及電腦遊戲以及遊戲更新、就文化音樂運動安排及策劃陳列、演講、節目、項目、表演及展覽、製作及發行電台及電視節目、製作及發行電影及現場娛樂特備節目、電影及電視製作室服務、電影娛樂電視娛樂及現場娛樂服務、藝術畫廊服務、出版音樂、雜誌及期刊、透過網上電腦數據庫、互聯網或其他通訊網絡提供音樂及娛樂服務、出租攝錄機及錄影帶、電影攝影及視聽器材及配件、娛樂購票服務、遊樂場、主題公園、遊戲機中心、提供遊樂及娛樂設施、會所服務、夜總會有關服務、的士高服務、體育博彩、收授賭注、俱樂部、娛樂性質的派對策劃、娛樂會所服務、健身會所、健身室服務、提供有關娛樂、體育、文化、美術及工藝以及社交活動的資訊服務。 * 不包括專用「酒店」權利
銀河星際酒店 Galaxy Starworld Hotel 銀河星際酒店 Galaxy Starworld Hotel	N/014104 二零零四年十月八日	二零零四年十月八日至二零一一年十月八日	澳門特別行政區政府	類別42 — 住宿服務、提供暫宿服務、酒店、汽車酒店、渡假村及旅館服務、酒店及旅館的預訂、訂房及資料提供服務、餐廳、自助餐廳、火鍋餐廳、燒烤餐廳、飯堂、小食亭、魚生亭、壽司亭、快餐店、咖啡店、食堂、酒吧及酒廊服務、提供堂食餐飲、外賣及速遞、宴會服務、宴會廳及會議室。 * 不包括專用「酒店」權利
	N/014105 二零零四年十月八日	二零零四年十月八日至二零一一年十月八日	澳門特別行政區政府	類別39 — 安排或經營郵輪假期及旅行團、旅遊預訂、旅遊預訂代理服務、交通及旅遊訂票服務、提供交通資料、旅客交通、旅客領隊、汽車租賃、泊車服務、有關旅遊及交通的諮詢及顧問服務、觀光／旅行團服務、代旅客存放及運送行李、包機、倉存及／或汽車、出租汽車及船隻。 * 不包括專用「酒店」權利

商標	商標編號及日期	有效期	發出人	類別及說明
	N/014106 二零零四年十月八日	二零零四年十月八日至二零一一年十月八日	澳門特別行政區政府	類別41 — 透過電腦數據庫或互聯網或其他通訊網絡提供網上娛樂資訊服務、有關透過全球電腦網絡提供電子遊戲的娛樂服務、電腦及視像遊戲、提供網上可下載電子及電腦遊戲以及遊戲更新、就文化音樂運動安排及策劃陳列、演講、節目、項目、表演及展覽、製作及發行電台及電視節目、製作及發行電影及現場娛樂特備節目、電影及電視製作室服務、電影娛樂電視娛樂及現場娛樂服務、藝術畫廊服務、出版音樂、雜誌及期刊、透過網上電腦數據庫、互聯網或其他通訊網絡提供音樂及娛樂服務、出租攝錄機及錄影帶、電影攝影及視聽器材及配件、娛樂購票服務、遊樂場、主題公園、遊戲機中心、提供遊樂及娛樂設施、會所服務、夜總會有關服務、的士高服務、體育博彩、收授賭注、俱樂部、娛樂性質的派對策劃、娛樂會所服務、健身會所、健身室服務、提供有關娛樂、體育、文化、美術及工藝以及社交活動的資訊服務。 * 不包括專用「酒店」權利
	N/014107 二零零四年十月八日	二零零四年十月八日至二零一一年十月八日	澳門特別行政區政府	類別42 — 住宿服務、提供暫宿服務、酒店、汽車酒店、渡假村及旅館服務、酒店及旅館的預訂、訂房及資料提供服務、餐廳、自助餐廳、火鍋餐廳、燒烤餐廳、飯堂、小食亭、魚生亭、壽司亭、快餐店、咖啡店、食堂、酒吧及酒廊服務、提供堂食餐飲、外賣及速遞、宴會服務、宴會廳及會議室。 * 不包括專用「酒店」權利
	N/014108 二零零四年十月八日	二零零四年十月八日至二零一一年十月八日	澳門特別行政區政府	類別39 — 安排或經營郵輪假期及旅行團、旅遊預訂、旅遊預訂代理服務、交通及旅遊訂票服務、提供交通資料、旅客交通、旅客領隊、汽車租賃、泊車服務、有關旅遊及交通的諮詢及顧問服務、觀光／旅行團服務、代旅客存放及運送行李、包機、倉存及／或汽車、出租汽車及船隻。 * 不包括專用「酒店」權利

商標	商標編號及日期	有效期	發出人	類別及說明
	N/014109 二零零四年十月八日	二零零四年十月八日至二零一一年十月八日	澳門特別行政區政府	類別41 — 透過電腦數據庫或互聯網或其他通訊網絡提供網上娛樂資訊服務、有關透過全球電腦網絡提供電子遊戲的娛樂服務、電腦及視像遊戲、提供網上可下載電子及電腦遊戲以及遊戲更新、就文化音樂運動安排及策劃陳列、演講、節目、項目、表演及展覽、製作及發行電台及電視節目、製作及發行電影及現場娛樂特備節目、電影及電視製作室服務、電影娛樂電視娛樂及現場娛樂服務、藝術畫廊服務、出版音樂、雜誌及期刊、透過網上電腦數據庫、互聯網或其他通訊網絡提供音樂及娛樂服務、出租攝錄機及錄影帶、電影攝影及視聽器材及配件、娛樂購票服務、遊樂場、主題公園、遊戲機中心、提供遊樂及娛樂設施、會所服務、夜總會有關服務、的士高服務、體育博彩、收授賭注、俱樂部、娛樂性質的派對策劃、娛樂會所服務、健身會所、健身室服務、提供有關娛樂、體育、文化、美術及工藝以及社交活動的資訊服務。 * 不包括專用「酒店」權利
	N/014110 二零零四年十月八日	二零零四年十月八日至二零一一年十月八日	澳門特別行政區政府	類別42 — 住宿服務、提供暫宿服務、酒店、汽車酒店、渡假村及旅館服務、酒店及旅館的預訂、訂房及資料提供服務、餐廳、自助餐廳、火鍋餐廳、燒烤餐廳、飯堂、小食亭、魚生亭、壽司亭、快餐店、咖啡店、食堂、酒吧及酒廊服務、提供堂食餐飲、外賣及速遞、宴會服務、宴會廳及會議室。 * 不包括專用「酒店」權利

此外，銀河連同銀河渡假股份有限公司擁有下列商標：

商標	商標編號及日期	有效期	發出人	類別及說明
Galaxy Resort & Casino 銀河娛樂渡假	N/011679 二零零三年十月九日	二零零三年十月九日至二零一零年十月九日	澳門特別行政區政府	類別35 — 服務：宣傳及業務，即為：零售店舖服務、進出購物中心、出售一眾產品，包括一般紀念品、新穎小巧禮品、禮品、衣服、配飾、珠寶、玩具、體育用品、文具、書籍、錄影帶、鐳射音樂光碟、鐳射視像光碟、DVD 及多媒體、香水、個人護理產品、化妝品、家具、藝術、食品、飲料、雪茄、香煙、抽煙配件；管理；行政；業務助理及顧問；酒店管理業務；進出口代理；辦公室服務；宣傳；宣傳及市場推廣；宣傳代理服務，即與公眾溝通；作出聲明或就有關任何類別產品及服務透過任何溝通渠道進行的廣告宣傳；派發小冊子或樣本；舉辦商業或廣告宣傳活動及展覽；向第三方進行銷售推廣、拍賣；藝員代理；聘任代理；商業資訊代理；為第三方進行採購服務；公共關係。
Galaxy Resort & Casino 銀河娛樂渡假	N/011680 二零零三年十月九日	二零零三年十月九日至二零一零年十月九日	澳門特別行政區政府	類別39 — 服務：交通、儲存及包裝及旅遊安排(「entreposto」)，即為：旅遊及交通安排；旅遊代理；旅遊觀光安排及銷售；接待及協助旅客；郵輪假期安排；旅客領隊；旅遊觀光；旅遊及交通預訂；有關中介公司及旅遊代理提供個人旅遊及交通或貨品及產品運輸所提供的資訊；有關交通成本；時間表；交通工具；貨品及產品包裝；儲存；外觀設計；檢驗及運送；汽車或包括保存及保護數據及文件的資料；交通或貨品及產品運輸的服務，包括傢俱運輸及有關該等運輸所需服務；交通經紀佣金；經營火車站；橋樑；火車軌；碼頭或機場企業所提供的服務；有關拖船及卸貨服務；經營港口及碼頭；拯救船隻乘客及保護其中貨品；有關經營機場的服務；有關租賃交通工具服務；租賃貨倉；貨櫃；車房或泊車位；拖車；收容及泊車空間；海空交通工具；存放／儲存；清理服務；貨品空運及運輸；供水及配水；電力及能源。

商標	商標編號及日期	有效期	發出人	類別及說明
Galaxy Resort & Casino 銀河娛樂渡假	N/011681 二零零三年十月九日	二零零三年十月九日至二零一零年十月九日	澳門特別行政區政府	類別41 — 服務：教育及娛樂，即為娛樂場及博彩服務及有關服務，包括機會博彩；提供娛樂場及博彩的設施；透過互聯網及全球電腦網絡提供娛樂場及博彩服務及有關服務；電子及網上遊戲；娛樂服務；休閒及教育及有關服務，即為節目；現場音樂表演；馬戲團；表演；電影院；舞台製作；喜劇；多媒體；舞蹈表演；的士高；比賽；彩票；機會博彩；會議；大型會議；座談會；研討會；節目及體育；文化；休閒及教育比賽；健身會所；健身室；休閒及教育會所；假日露營及課程；娛樂服務；娛樂公園；中心及商場；娛樂；體育；休閒及文化活動，包括其製作及策劃；視聽及多媒體策劃及製作；健身室；體操學院；體育；教育；休閒及文化設備租賃及基建，包括視聽及多媒體；專業訓練及教育。
Galaxy Resort & Casino 銀河娛樂渡假	N/011682 二零零三年十月九日	二零零三年十月九日至二零一零年十月九日	澳門特別行政區政府	類別42 — 服務：各類服務，即為：酒店及相類酒店；代客租用酒店及旅館住宿；預訂住宿；預訂酒店；預訂旅館；有關旅遊渡假村及相類服務；餐飲服務；餐廳；酒吧；咖啡店；茶館及其他相關餐飲店；酒店服務台服務；保鏢及保安服務；餐飲服務；餐飲供應；提供會議設施及支援；特備節目；社交接待；宴會及晚宴，即款；領隊服務；美容服務及美容中心及髮廊；醫療及保健服務及協助；醫療；休養及復康診所；保健水療；香薰治療；土耳其浸浴；按摩；仲裁，所有包括於類別42的項目。

銀河董事、主要股東及聯繫人的競爭性權益

於最後實際可行日期，本通函所述的銀河、嘉華建材或嘉華國際董事，或銀河、嘉華建材或嘉華國際的主要實益股東或彼等各自的聯繫人概無直接或間接於有可能與銀河業務(不論直接或間接)具競爭的任何業務中擁有權益。

供應商及客戶

銀河集團截至二零零四年十二月三十一日止年度向其最大供應商支付服務款項佔該年度所有支付供應商款項約41%。截至二零零四年十二月三十一日止年度，銀河集團支付五大供應商的服務款項佔年內支付供應商的全部款項約91%。最大供應商為位於華都酒店之銀河娛樂場的中介人陳冠華。嘉華建材董事、嘉華國際董事及銀河深信，按照澳門現行市況、與供應商訂立的合約條款及條件、位於華都酒店之銀河娛樂場已確立的營運記錄及銀河已經建立

的博彩中介人及合作人的網絡而論，彼等在需要的情況下仍可隨時替換該等供應商，對銀河的業務或經營業務不會構成阻礙。

銀河的顧客來自各個階層，故並無依賴任何特定顧客或顧客群。本集團五大顧客所佔本集團營業額或銷售額合共少於30%。

銀河、嘉華國際或嘉華建材的董事、董事的聯繫人或股東（據銀河、嘉華建材或嘉華國際董事所悉，擁有三間公司其中任何一間股本多於5%的人士）概無於上文披露的供應商或顧客擁有任何權益。

服務合約

於最後實際可行日期，銀河董事概無亦預期將不會與銀河集團、嘉華國際集團或嘉華建材集團旗下任何成員公司訂立一年內不會屆滿或銀河集團、嘉華國際集團或嘉華建材集團旗下有關成員公司不可於一年內毋須賠償（法定補償除外）而終止的任何服務合約。

訴訟

於最後實際可行日期，銀河集團旗下成員公司概無涉及任何重大訴訟、申索或仲裁。據嘉華建材董事、嘉華國際董事或銀河董事所悉，銀河集團旗下任何成員公司概無正在進行或面臨的重大訴訟、申索或仲裁。

重大合約

銀河集團於本通函日期前兩年內概無訂立任何為或可能為重大的合約（在日常業務過程中訂立的合約除外）。

銀行

銀河的主要往來銀行名稱及地址如下：

廖創興銀行有限公司，地址為香港皇后大道中16－18號新世界大廈地下；

恒生銀行有限公司，地址為香港德輔道中83號；

廣東發展銀行，地址為澳門南灣大馬路269號；及

澳門商業銀行有限公司，地址為澳門南灣大馬路572號。

其他資料

(a) 過去十二個月，銀河的業務並無遇上已對或可能對其財務狀況構成重大影響的中斷。

(b) 銀河董事會預期銀河的業務性質在未來十二個月不會出現任何變動。

(c) 並無任何限制影響由澳門向香港滙出溢利或送返資金。

(d) 由於銀河有累計虧損96,800,000港元，該筆虧損需於宣派股息前抵銷，故截至二零零四年十二月三十一日止期間，銀河並無可供分派予股東的儲備。

專業資格及專家同意書

以下為曾向本公司提供意見或建議的專業人士資格，其意見或建議載列於本通函：

名稱	專業資格
瑞士銀行	根據證券及期貨條例下的持牌法團，可從事第1、4、6及第9類受規管活動
英高	根據證券及期貨條例被視為持牌法團，可從事第1、4、6及第9類受規管活動
美國評值	合資格估值師
羅兵咸永道會計師事務所	香港執業會計師
德國商業銀行	為已向香港金融管理局註冊的認可財務機構，獲准進行證券及期貨條例下第1、第4及第6類受規管活動
世邦魏理仕有限公司	合資格物業估值師
卓德測計師行有限公司	合資格物業估值師
Chesterton International Property Consultants Pte Ltd	合資格物業估值師
高力國際物業顧問(香港)有限公司	合資格物業估值師
萊坊(香港)有限公司	合資格物業估值師
威格斯資產評估顧問有限公司	合資格物業估值師
第一太平戴維斯(香港)有限公司	合資格物業估值師
廣東君和政通律師事務所	中國執業律師
隆安律師事務所	中國執業律師
中倫金通律師事務所	中國執業律師
通商律師事務所	中國執業律師
Sa Carneiro & Pinheiro Torres	Advogados & Notarios Privatos (或英文名稱 Lawyers & Private Notaries)，澳門執業律師

瑞士銀行、英高、美國評值、羅兵咸永道會計師事務所、德國商業銀行、世邦魏理仕有限公司、卓德測計師行有限公司、Chesterton International Property Consultants Pte Ltd、高力國際物業顧問(香港)有限公司、萊坊(香港)有限公司、威格斯資產評估顧問有限公司、第一太平戴維斯(香港)有限公司、廣東君和政通律師事務所、隆安律師事務所、中倫金通律師事務所、通商律師事務所及 Sa Carneiro & Pinheiro Torres 已就刊發本通函，並按其各自所載的形式及涵義於本通函提述其名稱而分別發出同意書，且迄今並無撤回有關同意書。

專家的權益

於最後實際可行日期，上表所列專家概無於嘉華國際集團、嘉華建材集團或銀河集團任何成員公司持有股份權益，亦概無任何權利(不論在法律上可強制執行與否)以認購或提名他人認購嘉華國際集團、嘉華建材集團或銀河集團任何成員公司的證券，惟誠如根據證券及期貨條例第XV部向嘉華建材披露，除了瑞士銀行於最後實際可行日期擁有49,628,000股嘉華建材股份的權益外，其中42,178,000股嘉華建材股份乃代表其客戶持有。誠如本通函附錄十二「主要股東的權益」一節所述，瑞士銀行乃被視為擁有證券及期貨條例第XV部下披露規定902,403,351股嘉華建材股份中的權益，即於最後實際可行日期根據證券及期貨條例第XV部向嘉華建材披露由瑞士銀行、Sutimar Enterprises Limited 與嘉華國際所持嘉華建材股份的權益總額。根據證券及期貨條例第XV部下的披露規定，該等權益將於嘉華建材股東特別大會日期不再彙集計算。

董事於資產中的權益

除本通函「銀河集團的概況」內「有關賣方的資料」一節所載呂博士、呂耀東及鄧呂慧瑜於收購事項中擁有的權益外，於最後實際可行日期，嘉華國際董事、嘉華建材董事或銀河董事以及本通函所列專家概無於嘉華國際集團及嘉華建材集團任何成員公司自二零零四年十二月三十一日以來已購買／出售或租賃，或於嘉華國際集團、嘉華建材集團或銀河集團任何成員公司擬購買／出售或租賃的任何資產中擁有任何權益。

董事於合約中的權益

除本通函「銀河集團的概況」內「有關賣方的資料」一節所載呂博士、呂耀東及鄧呂慧瑜於收購事項中擁有的權益外，於最後實際可行日期，嘉華國際董事、嘉華建材董事或銀河董事於嘉華國際集團及嘉華建材集團任何成員公司所訂立、對嘉華國際集團、嘉華建材集團或銀河集團的業務而言屬於重大的任何合約或安排中概無擁有任何權益。

其他事項

本通函的中英文文本如有歧義，概以英文本為準。

上市規則附錄1B第43.2(c)段

聯交所上市科已於其意見內向嘉華國際及嘉華建材表示，根據上市規則附錄1B第43(2)(c)段，彼等有責任提供若干與銀河有關的合約，其中包括有關位於華都酒店之銀河娛樂場、位於利奧酒店之銀河娛樂場及路氹城市俱樂部銀河娛樂場的合約(「該等城市俱樂部合約」)以供查閱。嘉華建材及嘉華國際認為由於披露該等合約以供查閱構成違反批給事宜，並可能導致澳門政府終止批給，對銀河造成嚴重損害，因此要求聯交所豁免彼等履行該等責任。上市科已同意就本通函而言，彼等毋須提供該等城市俱樂部合約以供查閱。

誠如本附錄所述，批給副本可供查閱。

聯交所上市科已向嘉華國際及嘉華建材表明，根據上市規則附錄1B第43(2)(c)段要求，彼等須提供轉批給以供查閱。轉批給的若干部份載有敏感商業資料。嘉華建材及嘉華國際認為，由於披露轉批給內該等部份以供查閱構成違反批給事宜，並可能導致澳門政府終止批給，對銀河造成嚴重損害，因此要求聯交所豁免彼等履行該等責任。經與上市科協定後，可供查閱的轉批給副本已加以塗蓋以過濾若干商業敏感資料。

嘉華建材、嘉華國際及銀河董事在其意見中已確認，在本通函內，已充足披露該等城市俱樂部合約及轉批給內的主要條款，且本通函內已經披露致使投資者就本通函的標的(即收購事項)作出知情評估所必須的其他資料。因此，不披露該等城市俱樂部合約及轉批給的若干詳情，就對收購事項作出知情評估所必須的事實、情況、資料而言，以及對經擴大嘉華建材集團的業務、資產及負債、財務狀況、管理及前景及其盈虧，以及嘉華建材、嘉華國際及銀河證券附有的權利作出知情的評估而言，不會對投資者造成誤導。

備查文件

下列文件由本通函刊發日期起至嘉華國際股東特別大會及嘉華建材股東特別大會日期(包括當日)(以較後者為準)止任何營業日(不包括公眾假期)的一般營業時間內，在齊伯禮律師行辦事處(地址為香港中環遮打道16－20號歷山大廈20樓)及於嘉華國際股東特別大會及嘉華建材股東特別大會上可供查閱：

1. 嘉華國際的組織章程大綱及細則；

2. 嘉華建材的組織章程大綱及細則；

3. 銀河的組織章程大綱及細則；

4. 嘉華國際截至二零零三年及二零零四年十二月三十一日止年度各年的年報（包括經審核綜合財務報表）；

5. 嘉華建材截至二零零三年及二零零四年十二月三十一日止年度各年的年報（包括經審核綜合財務報表）；

6. 銀河截至二零零三年及二零零四年十二月三十一日止年度各年的經審核綜合財務報表；

7. 銀河集團的估值報告，以及本通函附錄二所載由瑞士銀行及羅兵咸永道會計師事務所發出的函件；

8. 嘉華國際集團的會計師報告，載於本通函附錄四；

9. 銀河的會計師報告，載於本通函附錄五；

10. 羅兵咸永道會計師事務所就經擴大嘉華建材集團的未經審核備考財務資料發出的函件，載於本通函附錄六；

11. 羅兵咸永道會計師事務所就其餘嘉華國際集團的未經審核備考財務資料發出的函件，載於本通函附錄七；

12. 有關其餘嘉華國際集團物業權益的估值報告，載於本通函附錄八；

13. 有關嘉華建材集團物業權益的估值報告，載於本通函附錄九；

14. 有關銀河集團物業權益的估值報告，載於本通函附錄十；

15. 本通函附錄十一所指嘉華國際集團的重大合約；

16. 本通函附錄十二所指嘉華建材集團的重大合約；

17. 本通函附錄十四「專業資格及專家同意書」一段所指專家的同意書；

18. 嘉華國際於二零零五年二月二十五日發出的通函，其內容是有關成立合資企業以於中國內地進行物業發展及投資；

19. 收購協議及補充協議；

20. 定息票據；

21. 本通函附錄八、九及十所載估值報告所述的法律意見；

22. Sa Corneiro & Pinheiro Torres 於二零零五年六月二十七日出具的意見，即本通函第33頁「嘉華建材董事函件」中「先決條件」一節(viii)、本通函第28頁「澳門博彩業」中「澳門反清洗黑錢的法律架構」一節及「有關銀河的財務資料」中「銀河集團持有的物業權益」一節所述的意見；

23. City Lion、Nefinity 與 Recurrent Profits 於二零零五年三月十四日致 Canton Treasure 與嘉華建材的承諾函件；

24. 呂博士、HSBC International Trustee Limited 與 City Lion 於二零零五年六月二十二日致聯交所的承諾函件；

25. 澳門特別行政區政府與銀河娛樂場股份有限公司於二零零二年六月二十六日訂立的批給協議；

26. 澳門特別行政區政府與銀河娛樂場股份有限公司於二零零二年十二月十九日訂立的補充批給協議；

27. Venetian 協議；

28. 銀河娛樂場股份有限公司於二零零四年六月三十日分別與鍾貴、李偉倫及陳冠華訂立的三份中介人協議；

29. 銀河娛樂場股份有限公司於二零零四年十二月二十八日分別與鍾貴、李偉倫及陳冠華訂立的三份延長協議；

30. 銀河娛樂場股份有限公司於二零零四年七月十一日分別與鍾貴及陳冠華訂立的兩份擴大業務協議；

31. 銀河娛樂場股份有限公司於二零零四年六月三十日分別與鍾貴、李偉倫及陳冠華訂立的三份信貸協議；

32. 銀河娛樂場股份有限公司於二零零四年六月三十日與鍾貴訂立的補充協議；

33. 銀河娛樂場股份有限公司、Waldo Hotel Limited(華都酒店有限公司)與 Waldo Realty Company Limited(華都地產有限公司)於二零零五年三月九日訂立的租賃協議及補充協議；

34. 轉批給(重訂版本)；及

35. 美國評值於二零零五年三月八日發出的估值報告。

定息票據將根據嘉華建材訂立的一項文據而設立。定息票據將會分為兩個系列，系列A定息票據及系列B定息票據。各系列票據的條款將會相同，惟除非及直至系列A定息票據全部已經償還外，系列B定息票據一概不可償還。系列A定息票據與系列B定息票據之間的分配尚未決定，並僅將於完成時方會決定。

本金額：　最高達3,681,039,603港元

償還：　除非先前已獲贖回，否則最後償還日期為定息票據發行日之後計十三個月。

地位：　定息票據項下的債項將構成嘉華建材的一般、無抵押債項，彼此之間具有同等地位，並且與嘉華建材所有其他現時及將來的無抵押及非從屬債項具有同等地位。

可轉讓性：　定息票據經嘉華建材同意後可以轉讓。

利息：

第一個月：	年利率0%
第二至第四個月：	年利率6%
第五至第七個月：	年利率7%
第八至第十個月：	年利率8%
第十一至第十三個月：	年利率9%

應計利息將於每月利息期最後一天期終償付。

贖回：　嘉華建材可於任何時間，透過發出三個營業日的不可撤回事先書面通知，按面值另加應計及未付利息，贖回定息票據。

嘉華建材或相關實體（但此乃不包括根據認股權計劃發行股份，或於收購協議日期存有的責任）將有責任從任何股本相關集資活動所得款項淨額中，先行撥付贖回定息票據的資金。

定息票據獲全數贖回前，嘉華建材一概不可宣派及／或派付任何股息。

除了嘉華建材集團及／或銀河集團在日常及正常業務過程中的貸款或付款外，於定息票據獲全數贖回前，嘉華建材一概不可向任何關連公司或人士提供任何貸款或其他非貿易款項。

投票權：　定息票據持有人將無權僅以作為定息票據持有人為理由，收取任何會議（嘉華建材的債權人會議除外）的通告以及出席會議或於會議上投票表決。

上市情況：	嘉華建材將不會尋求批准將定息票據在聯交所或任何其他證券交易所上市。
系列：	定息票據將會分為「系列A」及「系列B」兩個系列，各系列票據的條款將會相同，惟系列A定息票據將早於系列B定息票據償還。

嘉華建材有限公司

（於香港註冊成立之有限公司）

（股份代號：27）

股東特別大會通告

茲通告嘉華建材有限公司謹訂於二零零五年七月十九日（星期二）下午二時假座香港中環法院道太古廣場二期港島香格里拉大酒店三十九樓天窗廳召開股東特別大會，藉以考慮及酌情通過下列將予提呈之決議案為普通決議案（不論有否經過修訂）：

普通決議案

「動議：

(A) 藉增設3,000,000,000股每股面值0.10港元之額外股份，將本公司之法定股本由388,800,000港元增加至688,800,000港元，該等新增股份在各方面將與本公司股本內之現有股份享有同等權利；

(B) 批准、追認及確認 City Lion Profits Corp.、Netfinity Assets Corporation、Brightwealth Investments Limited、Recurrent Profits Limited、Future Leader Management Limited、Hugo Legend Asia Corporation Limited、Canton Treasure Group Ltd. 與本公司就買賣銀河娛樂場股份有限公司之股份而於二零零五年三月十四日訂立之協議（「該協議」）（經於二零零五年四月一日及二零零五年五月三十一日訂立之該協議之補充協議修訂），分別註有「A1」、「A2」及「A3」字樣之該協議及補充協議之副本已提呈本大會並由大會主席簡簽以資識別；並授權本公司董事履行該協議所述之一切交易，並進行彼等全權認為達成該協議及據此擬進行之安排乃屬必要或權宜之一切行動及事宜並簽立一切有關文件，包括但不限於該協議所述發行代價股份作為本公司根據該協議須予支付之部分收購價。」

承董事會命
嘉華建材有限公司
公司秘書
陳麗潔

香港，二零零五年六月三十日

註冊辦事處：
香港
北角
渣華道191號
嘉華國際中心29樓

附註：

1. 茲附奉適用於大會之**藍色**代表委任表格。本公司股東填妥及交回代表委任表格後，仍可親身出席所召開之大會或其任何續會，並於會上投票。在此情況下，受委任代表之授權將被視作撤銷論。

2. 凡有權出席大會並於會上投票之本公司股東，均有權委派他人作為其受委任代表，以代表其出席及以投票方式表決。在表決中，任何投票均可親自、或由獲正式授權之公司代表或受委任代表代為作出。受委任代表毋須為本公司之股東。股東可委派多於一名受委任代表出席同一大會。

3. 委任代表之文件必須由委任人或其書面正式授權之代理人簽署；如委任人為法團，則須蓋上公司印鑑，或由公司負責人或獲正式授權之代理人簽署。

4. 代表委任表格連同已簽署授權書或其他授權文件(如有)或經由公證人簽署證明之該份授權書之副本，最遲須於大會舉行時間不少於48小時前交回本公司之註冊辦事處，地址為香港北角渣華道191號嘉華國際中心29樓，方為有效；倘未能如期交回，代表委任文件將不被視作有效論。

5. 倘屬任何股份之聯名登記持有人，則任何一名該等人士均可親身或委派代表在大會上就該股份投票，猶如其為唯一有權投票者，惟倘多於一名聯名持有人親身或委派代表出席大會，則只有在股東名冊上就該股份排名首位之該等出席人士，方有權就該股份投票。就此而言，身故股東之多名遺囑執行人或遺產管理人將被視為該股東名下股份之聯名持有人。

6. 上述決議案將以表決方式進行投票。

7. 於本通告發出日期，本公司之執行董事為呂志和博士、呂耀東先生、陳啟能先生、徐應強先生、羅志聰先生及鄧呂慧瑜女士，非執行董事為鄭慕智先生，而獨立非執行董事則為張惠彬博士、顏志宏先生及葉樹林博士。

K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：173)

股東特別大會通告

茲通告K. Wah International Holdings Limited 嘉華國際集團有限公司謹訂於二零零五年七月十九日(星期二)下午三時假座香港中環法院道太古廣場二期港島香格里拉大酒店三十九樓天窗廳召開股東特別大會，藉以考慮及酌情通過下列將予提呈的決議案為本公司的普通決議案(不論有否經過修訂)：

普通決議案

「**動議**批准 City Lion Profits Corp.、Netfinity Assets Corporation、Brightwealth Investments Limited、Recurrent Profits Limited、Future Leader Management Limited、Hugo Legend Asia Corporation Limited、Canton Treasure Group Ltd. 與本公司之附屬公司嘉華建材有限公司就買賣銀河娛樂場股份有限公司之股份而於二零零五年三月十四日訂立之協議(「該協議」)(經於二零零五年四月一日及二零零五年五月三十一日訂立之該協議之補充協議修訂)，分別註有「A1」、「A2」及「A3」字樣之協議副本已提呈本大會並由大會主席簡簽以資識別；批准嘉華建材有限公司根據該協議發行代價股份，就香港聯合交易所有限公司證券上市規則而言，上述兩項事宜屬本公司的收購事項及被視為出售事項；並授權本公司董事進行彼等全權認為對該協議及據此擬進行之安排生效乃屬必要或權宜及與該協議及據此擬進行之安排有關之一切行動及事宜並簽署一切有關文件。」

承董事會命
嘉華國際集團有限公司
公司秘書
郭兆文

香港，二零零五年六月三十日

* 僅供識別

嘉華國際股東特別大會通告

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

香港主要營業地點：
香港
北角
渣華道191號
嘉華國際中心29樓

附註：

1. 茲附奉適用於大會之**白色**代表委任表格。本公司股東填妥及交回代表委任表格後，仍可親身出席所召開之大會或其任何續會，並於會上投票。在此情況下，受委任代表之授權將被視作撤銷論。

2. 凡有權出席大會並於會上投票之本公司股東，均有權委派他人作為其受委任代表，以代表其出席及以投票方式表決。在表決中，任何投票均可親自或由正式授權公司代表或受委任代表代為作出。受委任代表毋須為本公司股東。股東可委派多於一名受委任代表出席同一大會。

3. 委任代表之文件必須由委任人或其書面正式授權的代理人簽署；如委任人為法團，則須蓋上公司印鑑，或由公司負責人或獲正式授權的代理人簽署。

4. 委任代表之文件及已簽署之授權書或其他授權文件（如有）或經由公證人簽署證明之該份授權書或授權文件之副本，最遲須於大會舉行時間不少於48小時前交回本公司在香港的主要營業地點，地址為香港北角渣華道191號嘉華國際中心29樓，方為有效；倘未能如期交回，代表委任文件將不被視作有效論。

5. 倘屬任何股份之聯名登記持有人，則任何一名該等人士均可親身或委派代表在大會上就該股份投票，猶如其為唯一有權投票者，惟倘多於一名聯名持有人親身或委派代表出席大會，則只有在股東名冊上就該股份排名首位之該等出席人士，方有權就該股份投票。就此而言，身故股東之多名遺囑執行人或遺產管理人將被視為該股東名下股份之聯名持有人。

6. 上述決議案將以表決方式進行投票。

7. 於本通告發出日期，本公司之執行董事為呂志和博士，*MBE，太平紳士，LLD，DSSc*（主席）、呂耀東先生（董事總經理）、倫贊球先生（副董事總經理）、許淇安先生，*GBS，CBE，QPM，CPM*、羅志聰先生及鄧呂慧瑜女士，非執行董事為梁文建先生，*CBE，太平紳士*及黃乾亨博士，*GBS，太平紳士，LLD，DH*，而獨立非執行董事則為鍾逸傑爵士，*KBE，GBM，CMG，Hon. RICS，太平紳士*、李東海博士，*GBS，LLD，太平紳士*、陳有慶博士，*GBS，LLD，太平紳士*、張惠彬博士，*太平紳士*及廖樂柏先生。